Form 10-K, Exhibit 13
period 2002-12-31
TRUSTCO BANK CORP N Y
filed 2003-03-27
CIK 357301

TRUSTCO

                                  BANK CORP NY

                                     ANNUAL

                                     REPORT

                                      2002

                                   TRUSTCO
                                 Bank Corp NY

TrustCo Bank Corp NY is a one bank financial services company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State. The Company's principal subsidiary, Trustco Bank, operates 62 community banking offices offering 43 drive-up windows and 56 Automatic Teller Machines throughout the Bank's market area. The Company serves 15 counties with a broad range of community banking services.


Financial Highlights


(dollars in thousands, except per share data)                                                   Years ended December 31,

                                                                                                                       Percent
                                                                                               2002           2001      Change
Income:
  Net interest income (Taxable Equivalent)                                                $ 103,289        102,416        0.85%
  Net income                                                                                 49,244         45,510        8.20

Per Share:
  Basic earnings                                                                               .678           .640        5.94
  Diluted earnings                                                                             .660           .618        6.80
  Tangible book value                                                                          3.16           2.88        9.72

Average Balances:
  Assets                                                                                  2,693,505      2,488,169        8.25
  Loans, net                                                                              1,512,448      1,518,768       (0.42)
  Deposits                                                                                2,212,440      2,027,650        9.11
  Shareholders' equity                                                                      214,963        202,848        5.97

Financial Ratios:
  Return on average assets                                                                     1.83%          1.83          --
  Return on average equity <F1>                                                               26.08          25.31        3.04
  Tier 1 capital to:
    Total average assets (leverage)                                                            7.78           7.72        0.78
    Risk-adjusted assets                                                                      15.48          13.58       13.99
  Total capital to risk-adjusted assets                                                       16.77          14.86       12.85
  Net loans charged off to average loans                                                        .40            .27       48.15
  Allowance for loan losses as a coverage of nonperforming loans                               10.7x           8.1x      32.10
  Efficiency ratio                                                                            36.66          38.96       (5.90)
  Dividend payout ratio                                                                       88.60          84.58        4.73


<F1> Excludes the market adjustment on securities available for sale.





Per share information of common stock


                                                                                                 Tangible     Range of Stock
                                                                  Basic    Diluted       Cash        Book          Price
                                                               Earnings   Earnings   Dividend       Value       High     Low

2001
  First quarter                                                   $.159       .154       .130        2.79      12.12    9.57
  Second quarter                                                   .164       .159       .130        2.83      11.74    9.70
  Third quarter                                                    .163       .157       .130        2.87      14.25   11.16
  Fourth quarter                                                   .154       .148       .150        2.88      13.50   11.26

2002
  First quarter                                                    .172       .166       .150        2.89      13.50   11.50
  Second quarter                                                   .174       .169       .150        3.00      13.45   10.85
  Third quarter                                                    .183       .179       .150        3.08      13.35    8.75
  Fourth quarter                                                   .148       .146       .150        3.16      11.53    9.50


                                   TRUSTCO
                                Bank Corp NY

Table of Contents

Financial Highlights                                                     1

Chairman's Message                                                       3

Presidents' Message                                                      4

Management's Discussion and Analysis
  of Financial Condition and Results of Operations                       6

Average Balances, Yields
  and Net Interest Margins                                              12

Glossary of Terms                                                       26

Management's Statement of Responsibilities                              27

Independent Auditors' Report                                            28

Consolidated Financial Statements and Notes                             29

Officers and Board of Directors                                         45

Officers of Trustco Bank                                                46

Branch Locations                                                        47

General Information                                                     48



TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

                                   TRUSTCO
                                 Bank Corp NY




   Chairman's Message



     I am proud and pleased to once again present the Chairman's message. Proud because of what we have achieved over the years, and pleased to tell you about developments underway that offer your Bank such a bright horizon. Looking back on the past 18 years _as President and CEO, I hope you will share in my pride in our accomplishments:

       o Our net income has grown from $3.4 million to over $49 million.

       o Market Capitalization (the total market value of all shares outstanding)_has increased from $25 million to $800 million.

      o Our assets have grown from $359 million to $2.7 billion.

      o We have moved from a 14-branch local Bank to a 63-branch operation, now successfully penetrating new markets in the downstate New York and Orlando, Florida areas. As a heartening side note, a number of our former upstate customers are now opening accounts in our new Florida branch, and express delight in having us there.

     Through it all, we have remained independent, operating from a simple, core philosophy:_to give our customers better service for less; and to make sure our owners earn an above-average return on their investment.

     As successful as we have been, however, an organization only succeeds in the long term through a process of renewal: carrying forward the fundamentals that have guided us, but infusing the organization with new energy, skill and strength. Accordingly, this past October, we elevated Robert T. Cushing to President and CEO of TrustCo Bank Corp NY, while _promoting Robert J. McCormick to President and CEO of Trustco Bank. At the same time, _I retired as President and CEO in order to concentrate on my duties as Chairman, guiding _our new growth opportunities. Significantly, both of these promotions come from within, insuring a continuation of the principles that have brought us so far, with such notable _stability, while offering fresh opportunity and broadening the base of our strength.

     As proud as I am of our past, I am vastly more excited by our prospects for the future._The changes set in motion this past year will take Trustco to new levels, greatly expanding _our capacity to serve customers and reward our shareholders. We are pleased to number _you among them.


Sincerely,




Robert A. McCormick
Chairman of the Board
TrustCo Bank Corp NY

                                   TRUSTCO
                                 Bank Corp NY

Presidents' Message


Dear Shareholder:

   A look back at 2002 reveals a year of significant growth and accomplishments for our Company. A number of important initiatives were set in motion that will continue to improve our ability to compete in this rapidly evolving industry. Governance changes, branch expansion, capital preservation and technology advances initiated this year will further solidify TrustCo's position as the premier community banking company in our region.

   Much has been written recently about the issues of corporate governance and the responsibility of the Board of Directors and management over the successful performance of their companies. Under Robert A. McCormick's leadership, the TrustCo Board of Directors approved an organizational plan to meet not only the written requirements but also the spirit of these new initiatives. The TrustCo Board of Directors is now comprised of all independent directors with no member of management serving on the Board. The day to day management of TrustCo is the responsibility of the CEO's of the Holding Company and the Bank under the guidelines and policies established by the Board. Robert A. McCormick has retired as President and Chief Executive Officer of TrustCo but has been retained as a consultant to the Board and serves as the Chairman of the Board. Robert T. Cushing and Robert J. McCormick have been promoted to President and Chief Executive Officer of TrustCo and Trustco Bank, respectively.

   New branches added during 2002 were Bennington, Vermont, and Ballston Spa, Elmsford, Fishkill, Pomona, Poughkeepsie and Scotia in New York. These branches filled our existing territories in the Capital District Region and also expanded the Company's reach into the Mid-Hudson Valley and Vermont. We are excited about these opportunities to provide the high quality, low cost banking services TrustCo is known for to these new communities. We are encouraged by the welcome we have received in these new communities and anticipate continued success in our branch expansion program. For 2003 we will continue this expansion and open our first cluster of branches in the Orlando, Florida area. Our first Florida branch opened on March 17, 2003 in Longwood, Florida. We anticipate modest growth during 2003 from these new branches but we are confident that over time the Florida expansion program will develop into a successful growth engine for the Company.

   As a result of our long stated policy to return excess capital to our shareholders in the form of cash dividends, TrustCo paid dividends to shareholders in excess of 88% of 2002's net income. We are proud of our dividend policy and recognize the importance of these dividends to our shareholders. We also recognize that there is a time when capital needs to be retained in the Company to support growth and expansion. That time is now. Therefore, in 2002 we decided to maintain the cash dividend rate at $0.60 per share for the next several years. This will provide us with the opportunity to gradually increase our capital base as our expansion plans take root.

   During 2002 we undertook a project to outsource our data processing operations and certain aspects of our back room functions. This process is ongoing in 2003 and we expect to have the project finalized shortly. Once completed, our customer service delivery and data processing capabilities will be significantly enhanced. This will help to ensure that the expansion plans we have developed for our Company will be met while retaining the customer friendly environment at our branches.

                                   TRUSTCO
                                Bank Corp NY

                                              Presidents' Message (continued)

Financial Highlights

   Net income for the year was $49.2 million representing an increase of 8.2% over the $45.5 million earned in 2001. These results translate into diluted per share earnings of $0.660 in 2002 and $0.618 in 2001. Our return on shareholders' equity was 26.08% in 2002 and 25.31% in 2001.

   TrustCo's strong earnings came principally through the growth in the average balance of interest earning assets, strong performance of our securities portfolio and continued improvement in our management of nonperforming assets. Cost controls as always are a hallmark of TrustCo's performance and resulted in an efficiency ratio of 36.66% in 2002. These are world class results and continue a long history of strong financial performance for TrustCo.

   Our long-term objectives are for controlled growth and a corresponding, steady increase in per share earnings. To realize those objectives we will continue to refine our balance sheet, expand into new market territories and focus on the core TrustCo principles of asset quality and cost control.

   We'd like to recognize the significant contributions of the people that make up this organization. From our Board of Directors to the dedicated staff and management, we are blessed with an extremely talented team. Together, with a shared understanding of our direction as a Company, we can confidently move forward into 2003.

Sincerely,



/s/ Robert T. Cushing
Robert T. Cushing
President & Chief Executive Officer
TrustCo Bank Corp NY

/s/ Robert J. McCormick
Robert J. McCormick
President & Chief Executive Officer
Trustco Bank

TRUSTCO
Bank Corp NY

Management's Discussion and Analysis of Financial Condition and Results of Operations

   The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company" or "TrustCo"), and Trustco Bank, and its operating subsidiary Trustco Realty Corp., during 2002 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2002 should be read in conjunction with this review. Certain amounts in years prior to 2002 have been reclassified to conform with the 2002 presentation.

Overview

   TrustCo recorded net income of $49.2 million or $0.660 of diluted earnings per share for the year ended December 31, 2002, compared to $45.5 million or $0.618 per share for the year ended December 31, 2001. This represents an increase of 8.2% in net income between 2001 and 2002.

   During 2002, the following had a significant effect on net income:

o an increase in the average balance of interest earning assets of $203.0 million offset by a reduction of 31 basis points in the net interest margin between 2001 and 2002,

o a reduction in the provision for loan loss from $4.9 million in 2001 to $1.4 million in 2002,

o the recognition of net securities gains of $7.5 million in 2002 compared to $4.5 million recorded in 2001,

o an increase in noninterest expense of $4.0 million to $55.3 million for 2002 resulting in an efficiency ratio of 36.66%, and

o a reduction in the tax rate as a result of increased investments in tax advantaged securities and the recognition of certain tax valuation reserves.

Return on Equity

2000                           24.07%
2001                           25.31%
2002                           26.08%



MIX OF AVERAGE EARNING ASSETS


(dollars in thousands)                                                                                     Components of
                                                                                                        Total Earning Assets
                                                                                02-01      01-00
                                           2002         2001         2000      Change     Change       2002      2001    2000

Loans, net of unearned income        $1,512,448    1,518,768    1,395,414      (6,320)   123,354       58.6%     63.9    60.9
Securities available for sale:
  U.S. Treasuries and agencies          185,462      167,348      209,033      18,114    (41,685)       7.2       7.0     9.1
  States and political subdivisions     222,696      203,247      150,262      19,449     52,985        8.6       8.6     6.6
  Mortgage-backed securities             62,494      134,472      207,453     (71,978)   (72,981)       2.4       5.7     9.1
  Other                                  97,404       76,602       87,706      20,802    (11,104)       3.8       3.2     3.8

  Total securities available
    for sale                            568,056      581,669      654,454     (13,613)   (72,785)      22.0      24.5    28.6

Federal funds sold                      479,765      271,848      237,894     207,917     33,954       18.6      11.4    10.3
Other short-term investments             19,110        4,074        4,332      15,036       (258)       0.8       0.2     0.2

Total earning assets                 $2,579,379    2,376,359    2,292,094     203,020     84,265      100.0%    100.0   100.0


                                   TRUSTCO
                                 Bank Corp NY

                             Management's Discussion and Analysis (continued)

   TrustCo has performed well with respect to a number of key performance ratios during 2002 and 2001, including:

o    return on equity of 26.08% for 2002 and 25.31% for 2001,

o    return on assets of 1.83% for 2002 and 2001, and

o    operating efficiency ratio of 38.96% for 2001 and 36.66% for 2002.

   During 2002 a number of changes were made in TrustCo with respect to financial, management, and governance issues. These changes have been made and communicated to shareholders so as to position the Company for growth and compliance with new government regulations. These changes are summarized as follows:

Financial changes:

o Merger of the two bank subsidiaries and the adoption of the Office of Thrift Supervision charter,

o Planned expansion of the retail banking franchise into the Orlando, Florida area with new branch openings scheduled for the first half of 2003, and

o Announcement that the Company is suspending for the next several years changes in its cash dividend or stock splits/dividends so as to retain additional capital in the Company to support the branch expansion program.

Management:

o Retirement of Robert A. McCormick as President and Chief Executive Officer to assume a role as the Chairman of the Board and consultant,

o Promotion of Robert T. Cushing and Robert J. McCormick to President and Chief Executive Officer of TrustCo and Trustco Bank, respectively, and

o That Nancy A. McNamara, Senior Vice President, is contemplating retirement in 2004.

Governance:

o The resignation of the two remaining inside board members in order to create a Board of Directors without any current members of the Company or Bank management, and

o Engaging Robert A. McCormick the former CEO as a consultant to the Board to ensure relevant knowledge and expertise.

Asset/Liability Management

   In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 95.8% and 95.5% of average total assets for 2002 and 2001, respectively.

   TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so called hot money; rather the Company focuses on core relationships with both depositors and borrowers.

   TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for understood and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.

   The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.


LOAN PORTFOLIO


(dollars in thousands)                                             Average Balances

                                2002                  2001                  2000                  1999                  1998
                           Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent

Residential            $1,161,036     76.7%  $1,165,685     76.7%  $1,043,369     74.7%  $  975,803     73.3%  $  937,094     71.4%
Commercial                204,061     13.5      205,514     13.5      195,048     14.0      189,407     14.3      189,542     14.4
Home equity
  line of credit          129,847      8.6      125,778      8.3      134,459      9.6      141,488     10.6      158,939     12.1
Installment                18,181      1.2       22,687      1.5       23,471      1.7       23,725      1.8       27,530      2.1

Total loans             1,513,125    100.0%   1,519,664    100.0%   1,396,347    100.0%   1,330,423    100.0%   1,313,105    100.0%
Less: Unearned income         677                   896                   933                   965                 1,138
      Allowance for
        loan losses        56,525                57,398                56,362                56,449                55,208

Net loans               1,455,923             1,461,370             1,339,052             1,273,009             1,256,759


                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)

Taxable Equivalent
Net Interest Income (dollars in millions)

2000                          $102.5
2001                          $102.4
2002                          $103.3

Interest Rates

   TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations, and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates, and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

   During 2001 and 2002 interest rates have declined dramatically in response to the slowing economic conditions. One of the most important interest rates utilized to control economic activity is the "federal funds" rate. This is the rate utilized within the banking system for overnight borrowings for the highest credit quality institutions. The federal funds rate was 6.50% at the beginning of 2001, and decreased by 475 basis points by year end 2001 to 1.75%. By year end 2002 the federal funds rate was 1.25%. The federal funds rate affects the level of other interest rates in the economy, most specifically the prime rate. The prime rate was 9.50% on January 1, 2001, and then decreased to 4.25% by year end 2002.

   The principal loan product for TrustCo is residential real estate loans. Interest rates on new residential real estate loan originations are influenced principally by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell any loans into the secondary market, the Company establishes rates that are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. During 2002 the low interest rates on residential real estate loans provided an opportunity for customers to refinance their loans at historical lows in rates. Despite a frenzy of refinance activity the average balance of the residential real estate loan portfolio decreased only $4.6 million in 2002.

   Interest rates paid on deposits decreased as a result of the overall reductions in interest rates in the marketplace. TrustCo offered interest rates on deposit products that were competitive with other local financial institutions while at the same time keeping pace with the overall reduction in rates in the marketplace. As a result of the low interest rate environment certain customers responded to these marketplace changes by opening short-term certificates of deposit or placing their funds in savings accounts.

Earning Assets

   Average earning assets during 2002 were $2.58 billion, which was an increase of $203.0 million from the prior year. The increase in the average balance of earning assets was primarily the result of $223.0 million growth in the average balance of federal funds sold and other short-term investments, partially offset by a reduction of $13.6 million in the average balance of securities and $6.3 million in the average balance of loans.

   Total average assets were $2.69 billion for 2002 and $2.49 billion for 2001.

   The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels.

Loans:

     Average total loans decreased $6.3 million during 2002. Interest income on the loan portfolio also decreased to $112.1 million in 2002 from $119.5 million in 2001. The average yield decreased from 7.87% in 2001 to 7.41% in 2002.

   TrustCo has distinguished itself in the Upstate New York region as one of the principal originators of residential real estate loans. Through aggressive marketing and pricing and a customer-friendly service delivery network, TrustCo has been able to retain virtually all of the average balance of residential real estate loans between 2001 and 2002 despite a refinance wave due to the historically low interest rates. The average balance of residential real estate loans was $1.16 billion in 2002 and $1.17 billion in 2001, a slight decrease of $4.6 million. Income on residential real estate loans decreased to $87.7 million in 2002 from $90.5 million in 2001. The yield on the portfolio decreased to 7.55% for 2002 from 7.76% in 2001 due to general changes in retail rates in the marketplace. The residential mortgage loan refinance trend noted in 2002 is expected to continue into 2003 so long as interest rates remain at the historical lows reached in 2002.

                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

(dollars in thousands)                       December 31, 2002

                                       After 1 Year
                            In 1 Year    But Within        After
                              or Less       5 Years      5 Years       Total

Commercial                   $ 57,143        76,372       66,280     199,795
Real estate construction        2,912            --           --       2,912

Total                          60,055        76,372       66,280     202,707

Predetermined rates            19,550        75,948       66,280     161,778
Floating rates                 40,505           424           --      40,929

Total                        $ 60,055        76,372       66,280     202,707

   The overwhelming majority of TrustCo's real estate loans are secured by properties within the Bank's market area. Management's specific knowledge of local market conditions and trends is considered a benefit both for marketing and collection purposes. During 2002, management continued its established practice of retaining all new loan originations in the Bank's portfolio rather than selling them in the secondary market. This practice positions TrustCo to respond quickly to customer and market needs by allowing TrustCo and the customers to interact on a one-to-one basis. This practice also allows TrustCo to respond quickly to changes in interest rates or closing costs offered by competitors. The overall result is that TrustCo is able to develop long-term business relationships with customers and meet their needs quickly.

   Average commercial loans of $204.1 million in 2002 decreased $1.5 million from the $205.5 million in 2001. The average yield on the commercial loan portfolio decreased to 7.88% for 2002 compared to 8.48% for 2001. This resulted in income on commercial loans of $16.1 million in 2002 and $17.4 million in 2001.

   TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in Trustco Bank's market region. Trustco Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios. To do this, management believes that some are reducing interest rates and underwriting standards.

   TrustCo's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market area with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The commercial loan portfolio reflects the diversity of businesses found in the Capital Region's economy. Light manufacturing, retail, service, and real estate related business are a few examples of the types of businesses located in the Company's market area.

   TrustCo has a long-standing leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and has developed significant expertise with respect to its risks and rewards. During 2002, the average balance of home equity credit lines was $129.8 million, an increase from $125.8 million in 2001. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield decreased to 4.66% for 2002 from 7.02% in 2001. This resulted in interest income on home equity credit lines of $6.1 million in 2002, compared to $8.8 million in 2001.

   The home equity credit line product was significantly affected by the 525 basis points drop in the prime rate from its high in 2001 of 9.50% to the low at year end 2002 of 4.25%.

                                   TRUSTCO
                                Bank Corp NY

Management's Discussion and Analysis (continued)


SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:


(dollars in thousands)                                                   As of December 31, 2002

                                                                 Based on                        Based on
                                                              Final Maturity                     Call Date

                                                         Amortized        Market         Amortized        Market
                                                              Cost         Value              Cost         Value

Within 1 year                                             $  1,753         1,765           175,803       178,138
1 to 5 years                                                38,960        40,834           186,445       197,154
5 to 10 years                                              203,351       208,342           135,139       141,456
After 10 years                                             279,990       293,711            26,667        27,904

  Total debt securities available for sale                $524,054       544,652           524,054       544,652


   The average balance of installment loans, net of unearned income, decreased to $17.5 million in 2002 from $21.8 million in 2001. The yield on installment loans increased 6 basis points to 12.83% in 2002, resulting in interest income of $2.2 million.

Securities available for sale: The portfolio of securities available for sale is managed by the Company to take advantage of changes in interest rates. Securities available for sale are used primarily for liquidity purposes while simultaneously producing earnings, and are managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.

   The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.

   At December 31, 2002, securities available for sale amounted to $653.2 million, compared to $587.1 million at year end 2001. For 2002, the average balance of securities available for sale was $568.1 million with an average yield of 7.18%, compared to an average balance in 2001 of $581.7 million with an average yield of 7.71%.

   The taxable equivalent income earned on the securities portfolio in 2002 was $40.8 million, compared to $44.8 million earned in 2001. The average balance of the securities portfolio decreased by $13.6 million between 2001 and 2002, while the average yield on the portfolio decreased by 53 basis points during the same time period.

   During 2002, TrustCo recognized approximately $7.5 million of net gains from securities transactions, compared to approximately $4.5 million in 2001. Throughout 2002, TrustCo sold securities to provide liquidity for potential reinvestment at higher interest rates. This created liquidity and eliminated lower yielding assets from the securities portfolio. At year end 2002, TrustCo continued to have significant liquidity in the form of $542.1 million of federal funds sold and other short-term investments.

   TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a constant earnings stream that meets or exceeds alternative rates offered in the marketplace.

   Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2002 and 2001, the market value of TrustCo's portfolio of securities available for sale carried net unrealized gains of approximately $45.9 million and $36.6 million, respectively.

   Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the bond at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The previous table details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2002. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.

                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)


SECURITIES AVAILABLE FOR SALE


(dollars in thousands)                                                       As of December 31,

                                                          2002                      2001                      2000

                                                 Amortized      Market     Amortized      Market     Amortized      Market
                                                      Cost       Value          Cost       Value          Cost       Value

U.S. Treasuries and agencies                      $224,576     230,428       155,902     160,372       184,848     189,562
States and political subdivisions                  223,873     235,495       213,341     216,566       167,389     173,195
Mortgage-backed securities                          49,537      52,591        93,626      96,621       184,944     188,602
Other                                               26,068      26,138        17,614      17,613           650         650

  Total debt securities available for sale         524,054     544,652       480,483     491,172       537,831     552,009

Equity securities                                   83,246     108,511        69,984      95,928        32,798      53,275

  Total securities available for sale             $607,300     653,163       550,467     587,100       570,629     605,284


   The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2002, based on the final maturity of the securities. Mortgage-backed securities are stated using estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.


SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:


(dollars in thousands)                                                  As of December 31, 2002

                                                                               Maturing:

                                                               After 1           After 5
                                              Within        But Within        But Within            After
                                              1 Year           5 Years          10 Years         10 Years             Total

U.S. Treasuries and agencies
  Amortized cost                          $       --            10,558           188,910           25,108           224,576
  Market value                                    --            12,265           192,835           25,328           230,428
  Weighted average rate                           --%             8.34              5.57             5.72              5.58

States and political subdivisions
  Amortized cost                          $    1,153             2,476            14,025          206,219           223,873
  Market value                                 1,165             2,540            15,062          216,728           235,495
  Weighted average rate                         3.92%             4.97              7.26             5.87              5.94

Mortgage-backed securities
  Amortized cost                          $       --               508               366           48,663            49,537
  Market value                                    --               541               395           51,655            52,591
  Weighted average rate                           --%             7.88              8.06             7.32              7.33

Other
  Amortized cost                          $      600            25,418                50               --            26,068
  Market value                                   600            25,488                50               --            26,138
  Weighted average rate                         6.83%             6.32              5.80               --              6.33

Total debt securities
available for sale
  Amortized cost                          $    1,753            38,960           203,351          279,990           524,054
  Market value                                 1,765            40,834           208,342          293,711           544,652
  Weighted average rate                         4.92%             6.80              5.69             6.11              6.00


Weighted average rates have not been adjusted for any tax-equivalent factor.

                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)


AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS


(dollars in thousands)                                 2002                          2001                          2000

                                                     Interest                      Interest                      Interest
                                            Average   Income/ Average     Average   Income/ Average     Average   Income/ Average
                                            Balance   Expense    Rate     Balance   Expense    Rate     Balance   Expense    Rate

Assets
  Loans, net of unearned income          $1,512,448   112,085    7.41%  1,518,768   119,507    7.87%  1,395,414   114,243    8.19%

  Securities available for sale:
    U.S. Treasuries and agencies            185,462    11,669    6.29     167,348    12,083    7.22     209,033    15,748    7.53
    States and political subdivisions       222,696    17,917    8.05     203,247    16,305    8.02     150,262    12,095    8.05
    Mortgage-backed securities               62,494     4,483    7.17     134,472    10,653    7.92     207,453    15,050    7.25
    Other                                    97,404     6,697    6.88      76,602     5,782    7.55      87,706     5,774    6.58

    Total securities available for sale     568,056    40,766    7.18     581,669    44,823    7.71     654,454    48,667    7.44

  Federal funds sold                        479,765     8,027    1.67     271,848    10,755    3.96     237,894    15,003    6.31
  Other short-term investments               19,110       431    2.26       4,074        94    2.30       4,332       261    6.03

    Total interest earning assets         2,579,379   161,309    6.25%  2,376,359   175,179    7.37%  2,292,094   178,174    7.77%

  Allowance for loan losses                 (56,525)                      (57,398)                      (56,362)
  Cash and noninterest earning assets       170,651                       169,208                       137,194

    Total assets                         $2,693,505                     2,488,169                     2,372,926

Liabilities and shareholders' equity
Interest bearing deposits:
    Interest bearing checking accounts   $  306,856     3,124    1.02%    283,165     3,004    1.06%    271,138     2,890    1.07%
    Savings                                 701,966    12,758    1.82     617,024    15,574    2.52     623,892    16,859    2.70
    Time deposits and money markets       1,010,529    39,268    3.89     946,332    47,485    5.02     921,629    47,197    5.12

    Total interest bearing deposits       2,019,351    55,150    2.73   1,846,521    66,063    3.58   1,816,659    66,946    3.69

  Short-term borrowings                     210,363     2,840    1.35     205,821     6,655    3.23     164,114     8,667    5.28
  Long-term debt                                510        30    5.91         758        45    5.90         596        35    5.82

    Total interest bearing liabilities    2,230,224    58,020    2.60%  2,053,100    72,763    3.54%  1,981,369    75,648    3.82%

  Demand deposits                           193,089                       181,129                       169,144
  Other liabilities                          55,229                        51,092                        46,440
  Shareholders' equity                      214,963                       202,848                       175,973

    Total liabilities and
      shareholders' equity               $2,693,505                     2,488,169                     2,372,926

Net interest income                                   103,289                       102,416                       102,526

Net interest spread                                              3.65%                         3.83%                         3.95%

Net interest margin (net interest income
  to total interest earning assets)                              4.00                          4.31                          4.47


Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 8.0%, for 2002, 35.0% and 8.5%, for 2001, and 35.0% and 9.0% for 2000. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $26.1 million, $23.0 million, and $2.7 million in 2002, 2001, and 2000, respectively, net of unrealized appreciation, net of tax, in the available for sale securities portfolio. Nonaccrual loans are included in average loans.

                                   TRUSTCO
                                 Bank Corp NY

                             Management's Discussion and Analysis (continued)

Federal funds sold: During 2002, the average balance of federal funds sold was $479.8 million, a $207.9 million increase from $271.8 million in 2001. The average rate earned on these assets was 3.96% in 2001 and 1.67% in 2002. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

   During 2001 and 2002, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The securities available for sale portfolio is significantly affected by changes in the target federal funds rate as are all market instruments.

Funding Sources

   TrustCo utilizes various traditional sources of funds to support its asset portfolio. The following table, "Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.

   Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.21 billion in 2002, compared to $2.03 billion in 2001, an increase of $184.8 million. Increases were noted in all categories of accounts. The average balance of interest bearing checking accounts increased by $23.7 million to $306.9 million in 2002. Money market accounts had an average balance of $64.4 million in 2001 compared to $117.5 million in 2002. Savings account balances increased from $617.0 million in 2001 to $702.0 million in 2002, an increase of 13.8%. Time deposits increased on average by $11.1 million and demand deposits increased by $12.0 million during 2002 compared to 2001.

   The increase in demand deposits is noteworthy because these accounts represent the principal banking relationship for most customers. The increase in demand deposits reflects the impact of the new branch offices opened since 1995, and the continuing focus at TrustCo on providing core banking services faster, cheaper, and better than its competitors. The TrustCo demand deposit account has one of the lowest minimum balance requirements of any financial institution operating in the same banking territory. For 2002, TrustCo had an average of $126.9 million of time deposits with balances


MIX OF AVERAGE SOURCES OF FUNDING


(dollars in thousands)                                                                                       Components of
                                                                                                             Total Funding
                                                                                    02-01     01-00
                                                2002         2001         2000     Change    Change       2002    2001   2000

Demand deposits                           $  193,089      181,129      169,144     11,960    11,985        8.0%    8.1    7.9
Retail deposits:
  Savings                                    701,966      617,024      623,892     84,942    (6,868)      29.0    27.6   29.0
  Time deposits under $100 thousand          766,133      751,612      744,958     14,521     6,654       31.6    33.6   34.6
  Interest bearing checking accounts         306,856      283,165      271,138     23,691    12,027       12.7    12.7   12.6
  Money market deposits                      117,478       64,350       57,946     53,128     6,404        4.8     2.9    2.7

  Total retail deposits                    1,892,433    1,716,151    1,697,934    176,282    18,217       78.1    76.8   78.9

  Total core deposits                      2,085,522    1,897,280    1,867,078    188,242    30,202       86.1    84.9   86.8

Time deposits over $100 thousand             126,918      130,370      118,725     (3,452)   11,645        5.2     5.9    5.6
Short-term borrowings                        210,363      205,821      164,114      4,542    41,707        8.7     9.2    7.6
Long-term debt                                   510          758          596       (248)      162         --      --     --

  Total purchased liabilities                337,791      336,949      283,435        842    53,514       13.9    15.1   13.2

  Total sources of funding                $2,423,313    2,234,229    2,150,513    189,084    83,716      100.0%  100.0  100.0



AVERAGE DEPOSITS BY TYPE OF DEPOSITOR


(dollars in thousands)                                                         Years Ended December 31,

                                                                   2002         2001         2000         1999         1998

Individuals, partnerships and corporations                   $2,150,986    1,947,700    1,922,399    1,984,359    2,009,296
U.S. Government                                                      35           83           79           92          100
States and political subdivisions                                48,049       64,811       49,651       45,223       45,715
Other (certified and official checks, etc.)                      13,370       15,056       13,674       13,475       13,614

  Total average deposits by type of depositor                $2,212,440    2,027,650    1,985,803    2,043,149    2,068,725


                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)

greater than $100 thousand. The vast majority of these accounts are retail in nature and represent traditional TrustCo customers attracted to the Bank by the same factors as other banking customers. TrustCo does not offer these depositors any differential in interest rates, services, or terms compared to other retail customers.

   The overall cost of interest bearing deposits was 3.58% in 2001 compared to 2.73% in 2002. The increase in the average balance of interest bearing deposits, offset by an 85 basis point decrease in the average cost, resulted in a decrease of approximately $10.9 million in interest expense to $55.2 million in 2002.

   The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, TrustCo is able to attract deposit customers looking for a long-term banking relationship, and to cross sell banking services utilizing the deposit account relationship as the starting point.

MATURITY OF TIME DEPOSITS
OVER $100 THOUSAND

(dollars in thousands)          As of December 31, 2002

Under 3 months                                 $ 38,524
3 to 6 months                                    22,231
6 to 12 months                                   31,569
Over 12 months                                   45,189

Total                                          $137,513

Other funding sources: The Company had $205.8 million of average short-term borrowings outstanding during 2001 compared to $210.4 million in 2002. The average cost of short-term borrowings was1.35% in 2002 and 3.23% in 2001. This resulted in a decrease in interest expense of approximately $3.8 million.

   A majority of short-term borrowing consists of the Trustco Short-Term Investment Account, which was developed by Trustco Bank to facilitate overnight deposits from the Company's Trust Department. Daily balances are transferred by the Trust Department into this account, and are collateralized by securities owned by Trustco Bank.


VOLUME AND YIELD ANALYSIS


(dollars in thousands)                               2002 vs. 2001                                 2001 vs. 2000

                                        Increase         Due to       Due to          Increase         Due to        Due to
                                      (Decrease)         Volume         Rate        (Decrease)         Volume          Rate

Interest income (TE):
  Federal funds sold                    $ (2,728)         5,520       (8,248)           (4,248)         1,920        (6,168)
  Other short-term investments               337            339           (2)             (167)           (15)         (152)
  Securities available for sale:
    Taxable                               (5,669)        (2,548)      (3,121)          (10,168)       (11,607)        1,439
    Tax-exempt                             1,612          1,564           48             6,324          6,365           (41)

    Total securities available
      for sale                            (4,057)          (984)      (3,073)           (3,844)        (5,242)        1,398

  Loans                                   (7,422)          (754)      (6,668)            5,264          9,552        (4,288)

    Total interest income                (13,870)         4,121      (17,991)           (2,995)         6,215        (9,210)

Interest expense:
  Interest bearing checking accounts         120            245         (125)              114            128           (14)
  Savings                                 (2,816)         1,946       (4,762)           (1,285)          (185)       (1,100)
  Time deposits
     and money markets                    (8,217)         1,689       (9,906)              288          1,127          (839)
  Short-term borrowings                   (3,815)           144       (3,959)           (2,012)         1,865        (3,877)
  Long-term debt                             (15)           (15)          --                10             10            --

    Total interest expense               (14,743)         4,009      (18,752)           (2,885)         2,945        (5,830)

    Net interest income (TE)            $    873            112          761              (110)         3,270        (3,380)


Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)

Capital Resources

   Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well-capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company's growth.

   A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. All capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 88.6% of net income in 2002, 84.6% for 2001 and 79.8% for 2000. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue. However, the Directors have decided they were not going to increase the common stock cash dividend from the $0.60 per share in 2002 for the next several years. The Board has concluded that increasing the capital of the Company is an important element to support the new assets generated as a result of branch expansion anticipated in the coming years.

   TrustCo's Tier 1 capital was 15.48% of risk-adjusted assets at December 31, 2002, and 13.58% of risk-adjusted assets at December 31, 2001. Tier 1 capital to average assets at December 31, 2002 was 7.78%, as compared to 7.72% at year end 2001.

Dividends per Share

2000                      $.471
2001                      $.541
2002                      $.600

At December 31, 2002 and 2001, Trustco Bank met regulators' definition of a well capitalized institution.

Risk Management

   The responsibility for balance sheet risk management oversight is the function of the Asset Allocation Committee. This committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to established guidelines to control exposures to various types of risk.

Credit Risk

   Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management's ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Loans are generally placed in nonaccrual status when principal and/or interest is three payments past due. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

   Management has also developed policies and procedures to monitor the credit risk in relation to the federal funds sold portfolio. TrustCo monitors the credit rating and capital levels of the third party banks that they sell federal funds to. Only banks with the highest rating from the credit rating agency selected are included in the list for federal funds transactions.

Nonperforming Assets

   Nonperforming assets include loans in nonaccrual status, loans that have been treated as troubled debt restructurings, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

   Nonperforming assets at year end 2002 totalled $5.0 million, a decrease of $2.6 million from the balance of $7.7 million at year end 2001. Nonperforming loans decreased from $7.1 million in 2001 to $4.9 million at year end 2002. Nonperforming loans as a percentage of the total loan portfolio were 0.45% in 2001 and 0.35% in 2002.

   Included in nonperforming loans at year end 2002 were $615 thousand of loans in nonaccrual status.

                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)

Loans past due three payments or more and still accruing interest amounted to $801 thousand at year end 2001 and there was no balance outstanding at year end 2002. Restructured loans at year end 2001 were $5.2 million, compared to $4.3 million in 2002. Adherence to sound underwriting standards and vigorous loan collection efforts have been cornerstones of the operating philosophy of TrustCo and have assisted the Company in avoiding many of the pitfalls that others in the banking community have experienced.

   The majority of the $4.9 million of nonperforming loans at December 31, 2002 are residential real estate or retail consumer loans. Historically the vast majority of nonperforming loans were concentrated in the commercial and commercial real estate portfolios. However, a significant portion of the charge offs for 2001 and 2002 occurred in the residential real estate and retail consumer loan portfolios. During 2002, gross charge offs of these types of loans were $7.4 million (which represented 88% of total gross charge offs). In 2001, charge offs for these types of loans were $5.9 million. There has been a shift of nonperforming loans and charge offs to the residential real estate and retail consumer loan portfolios for several reasons, including:

o the overall emphasis within TrustCo on residential real estate originations,

o the relatively weak economic environment in the Upstate New York market, and

o the reduction in real estate values that has occurred in much of TrustCo's market area since the middle of the 1990's, resulting in a reduction in the value of the collateral that supports the real estate loans.

   Consumer defaults and bankruptcies have continued to increase dramatically over the last several years, and this has led to an increase in defaults on loans.

   TrustCo strives to identify borrowers that are experiencing financial difficulties, and to work aggressively to minimize losses.

   TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region and avoids concentrations to any one borrower or any single industry.

   Nonperforming assets at year end 2002 include $86 thousand of foreclosed properties, compared to $603 thousand at year end 2001. Once it is determined that a borrower is unable to repay the loan balance, TrustCo takes appropriate action with respect to the collateral securing the loan balance. Once properties are included in the foreclosed properties category, management takes decisive action to dispose of them quickly. Management believes that the balance of foreclosed properties is realizable in the normal process of liquidating these properties.

   Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2002, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.

   TrustCo has no advances to borrowers or projects located outside the United States.

Allowance for Loan Losses

   The balance in the allowance for loan losses has been accumulated over the years through periodic provisions, and is available to absorb losses on loans that management determines are uncollectible. The allowance is evaluated continuously, with emphasis on non-performing and other loans that management believes warrant special attention. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.


NONPERFORMING ASSETS


(dollars in thousands)                                                          As of December 31,

                                                             2002           2001          2000           1999          1998

Loans in nonaccrual status                               $    615          1,090         4,395          4,433         7,147
Loans past due 3 payments or more                              --            801           896            509         1,454
Restructured loans                                          4,303          5,159         6,370          4,979         3,782

Total nonperforming loans                                   4,918          7,050        11,661          9,921        12,383

Foreclosed real estate                                         86            603         1,911          1,771         5,174

Total nonperforming assets                               $  5,004          7,653        13,572         11,692        17,557

Allowance for loan losses                                $ 52,558         57,203        56,298         55,820        54,375
Allowance coverage of nonperforming loans                   10.69x          8.11x         4.83           5.63          4.39
Nonperforming loans as a % of total loans                    0.35%          0.45          0.79           0.73          0.94
Nonperforming assets as a % of total assets                  0.19           0.30          0.55           0.49          0.71


                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)

Allowance for
Loan Losses (dollars in millions)

2000     $56.3
2001     $57.2
2002     $52.6

   In determining the allowance for loan losses, management reviews the current nonperforming loan portfolio as well as loans that are past due and not yet categorized as nonperforming for reporting purposes. Also, there are a number of other factors that are taken into consideration, including:

o the magnitude and nature of recent loan charge offs and the shifting of charge offs to the residential real estate loan portfolio,

o the growth in the loan portfolio and the risks associated with the absolute balance of the loan portfolio in relation to the economic climate in the Bank's business territory,

o significant growth in the level of losses associated with bankruptcies and the time period needed to foreclose, secure, and dispose of collateral, and

o the relatively weak economic environment in the Upstate New York territory combined with declining real estate prices.

   Consumer bankruptcies and defaults in general have risen significantly during the 1990s. This trend appears to be continuing as a result of economic turmoil and consumers' easy access to large amounts of credit. Job growth in the Upstate New York area has been modest to declining and there continues to be a shifting of higher paying jobs in manufacturing and government to lower paying service jobs. These trends continued in 2002 and are expected to continue in 2003.

   The table, "Summary of Loan Loss Experience", on the next page includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2002 and 2001 were $8.4 million and $7.0 million, respectively. As previously noted, the mix of loan types giving rise to loan charge offs has shifted to the residential real estate portfolio. Recoveries were $3.0 million in 2001 and $2.3 million in 2002. The provision recorded on the consolidated income statement in 2001 was $4.9 million compared to $1.4 million in 2002.

   Net charge offs as a percentage of average loans were 0.27% and 0.40% in 2001 and 2002, respectively. The allowance for loan losses as a percentage of loans outstanding was 3.67% at year end 2001 and 3.70% in 2002. The Company has a policy of recognizing problem loan charge offs early and pursuing collection efforts aggressively. This policy of early intervention has proven to be a cornerstone of the strong lending performance that TrustCo has achieved.

   Net loan charge offs increased during 2002 in order to eliminate from the portfolio problem loan balances. These charge offs are part of an enhanced effort at TrustCo to identify problem assets early and to take the appropriate steps to remediate the situation. The provision for loan losses was decreased to $1.4 million in recognition of the decline in the portfolio of problem loans outstanding.

   TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured since 1995 under a troubled debt restructuring, as impaired loans.

   At year end 2002 and 2001, there were $4.2 and $5.0 million, respectively, of impaired loans. The average balances of impaired loans were $4.9 million during 2002 and $5.1 million during 2001.The Company recognized approximately $540 thousand of interest income on these loans in 2002 and $438 thousand in 2001.

Allowance to
Loans Outstanding

2000                       3.82%
2001                       3.67%
2002                       3.70%

                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)


SUMMARY OF LOAN LOSS EXPERIENCE


(dollars in thousands)                                       2002           2001          2000           1999          1998

Amount of loans outstanding at end of year
  (less unearned income)                              $ 1,422,301      1,556,686     1,475,048      1,349,809     1,322,703
Average loans outstanding during year
  (less average unearned income)                        1,512,448      1,518,768     1,395,414      1,329,458     1,311,967

Balance of allowance at beginning of year                  57,203         56,298        55,820         54,375        53,455
Loans charged off:
  Commercial                                                  997          1,084         1,951            619         1,498
  Real estate                                               6,648          5,383         2,992          6,534         3,883
  Installment                                                 705            561           557            635         1,180

    Total                                                   8,350          7,028         5,500          7,788         6,561

Recoveries of loans previously charged off:
  Commercial                                                  803          1,664           847          2,811         2,308
  Real estate                                               1,285          1,106           612          1,140           362
  Installment                                                 197            223           171            219           201

    Total                                                   2,285          2,993         1,630          4,170         2,871

Net loans charged off                                       6,065          4,035         3,870          3,618         3,690

Provision for loan losses                                   1,420          4,940         4,114          5,063         4,610
Allowance of acquired bank                                     --             --           234             --            --

Balance of allowance at end of year                   $    52,558         57,203        56,298         55,820        54,375

Net charge offs as a percent of average
  loans outstanding during year
  (less average unearned income)                              .40%           .27           .28            .27           .28
Allowance as a percent of loans outstanding
  at end of year                                             3.70           3.67          3.82           4.14          4.11


Market Risk

   The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Interest Rate Risk

   Management of interest rate risk involves continual monitoring of the relative sensitivity of asset and liability portfolios to changes in rates due to maturities or repricing. Forecasting models are utilized to quantify the impact of changes in rates on the Company's net income. Specific targets for interest rate sensitivity have been established by the Company.

   The objective of interest rate management is to maintain an appropriate balance between income growth and the risk associated with maximizing income through the mismatch of the timing of interest rate changes between assets and liabilities. Perfectly matching this funding can eliminate interest rate risk, but net interest income is not always enhanced by this action.

   One measure of interest rate risk, the so called gap, is illustrated in the table "Interest Rate Sensitivity."

   The table measures the incremental and cumulative gap, or the difference between assets and liabilities subject to repricing or maturity during the periods indicated. For purposes of this analysis, the maturity and repricing of loans is based on the expected cash flows or earliest repricing date. For securities available for sale, mortgage-backed securities are stated using anticipated cash flows over their average life, and debt securities are stated at final maturity. Equity securities that the Bank is required to hold are categorized in the rate insensitive column for this presentation. Other equity securities are shown in the 0 to 90 days category. All securities available for sale are presented at fair market value. Interest bearing checking, money market, demand, and savings accounts are presented with a maturity or repricing cycle over the full interest rate cycle and TrustCo's actual experience, even though they are subject to immediate withdrawal. Time deposit accounts are presented based upon their maturity dates.

   At December 31, 2002, the Company's gap position indicated an excess of assets repricing in the 0 to 90 day period of $388.5 million. This positive gap position is the result of management's decision to retain $542.1 million of federal funds sold at year end 2002 for potential reinvestment in 2003. The gap position turns negative (an excess of liabilities

                                   TRUSTCO
                                 Bank Corp NY

                             Management's Discussion and Analysis (continued)


INTEREST RATE SENSITIVITY


(dollars in thousands)                                                     At December 31, 2002

                                                                  Repricing, or able to be repriced, in:

                                                      0-90       91-365          1-5       Over 5         Rate
                                                      Days         Days        Years        Years  Insensitive        Total

Assets:
  Federal funds sold                              $542,125           --           --           --           --      542,125
  Securities available for sale                     55,183       28,349       85,851      467,759       16,021      653,163
  Loans, net of unearned income                    246,764      107,762      209,038      858,122          615    1,422,301
  Noninterest rate sensitive assets                     --           --           --           --       78,499       78,499

      Total assets                                 844,072      136,111      294,889    1,325,881       95,135    2,696,088

Cumulative total assets                           $844,072      980,183    1,275,072    2,600,953    2,696,088

Liabilities and shareholders' equity:
  Deposits:
    Interest bearing deposits                     $307,692      568,082      457,804      762,632           --    2,096,210
    Noninterest bearing deposits                     6,677       17,735       60,949       92,697           --      178,058

      Total deposits                               314,369      585,817      518,753      855,329           --    2,274,268
  Borrowings                                       141,231           --          264          163           --      141,658
  Noninterest rate sensitive liabilities                --           --           --           --       45,318       45,318
  Shareholders' equity                                  --           --           --           --      234,844      234,844

      Total liabilities and
        shareholders' equity                       455,600      585,817      519,017      855,492      280,162    2,696,088

Cumulative total liabilities and
  shareholders' equity                            $455,600    1,041,417    1,560,434    2,415,926    2,696,088

Incremental gap:
  Interest sensitivity gap                        $388,472     (449,706)    (224,128)     470,389
  Gap as a % of earning assets                       20.93%      (24.22)      (12.07)       25.34
  Interest sensitive assets to liabilities          145.55        10.17        37.99       123.12

Cumulative gap:
  Interest sensitivity gap                        $388,472      (61,234)    (285,362)     185,027
  Gap as a % of earning assets                       20.93%       (3.30)      (15.37)        9.97
  Interest sensitive assets to liabilities          145.55       (69.93)       60.01        81.52


subject to repricing over assets that can reprice during that time period) in the 91 to 365 day period by $449.7 million. This situation occurs as a result of the amount of deposits that are subject to repricing during this time period. For the period from 0 days to 1 year, the Company has a cumulative negative gap position of $61.2 million. Interest rate sensitivity using gap analysis is most useful for the period of less than one year.

   The Company's gap position in relation to products, services, and the marketplace is under constant evaluation by the Asset Allocation Committee.

   There are several significant shortcomings inherent in the method of analysis presented in the "Interest Rate Sensitivity" table. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other interest rates may lag behind changes in market interest rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset (certain annual caps and lifetime caps). Further, in the event of significant changes in interest rates, prepayment and early withdrawal levels would be likely to deviate significantly from those assumed in the table. Some borrowers' ability to service their debt may be hampered by a significant interest rate increase. Management takes these factors into account when reviewing the Bank's gap positions and establishing future asset/liability strategy.

Liquidity Risk

   TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.

                                   TRUSTCO
                                 Bank Corp NY

Management's Discussion and Analysis (continued)

   The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives should abnormal situations develop.

   The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. For 2002, average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.09 billion, compared to $1.90 billion in 2001. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

   In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2002, the average balance of purchased liabilities was $337.8 million, compared with $336.9 million in 2001 and $283.4 million in 2000.

   In addition, TrustCo has approximately $250 million available under lines of credit with the Federal Home Loan Bank of New York.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extend lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2002 and 2001, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $253.0 million and $243.3 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

   The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $1.7 million and $1.1 million at December 31, 2002 and 2001, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2002 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instrument commonly referred to as derivatives. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.

   TrustCo has no off balance sheet, partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $27.3 million in 2002, $25.8 million in 2001 and $16.4 million in 2000. Included in the 2002 results are $7.5 million of net securities gains compared with net gains of approximately $4.5 million in 2001 and net losses of $5.0 million in 2000. Excluding securities transactions, noninterest income was $19.8 million, $21.3 million, and $21.4 million in 2002, 2001, and 2000, respectively.


NONINTEREST INCOME


(dollars in thousands)                                                                                     2002 vs. 2001

                                                             2002           2001          2000         Amount       Percent

Trust department income                                   $ 6,769          7,758         8,662           (989)        (12.7)%
Fees for services to customers                             10,305         10,363         9,037            (58)         (0.6)
Net gain/(loss) on securities transactions                  7,499          4,517        (4,985)         2,982          66.0
Other                                                       2,725          3,164         3,652           (439)        (13.9)

  Total noninterest income                                $27,298         25,802        16,366          1,496           5.8%


                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)


NONINTEREST EXPENSE


(dollars in thousands)                                                                                     2002 vs. 2001

                                                             2002           2001          2000         Amount         Percent

Salaries and employee benefits                            $22,338         25,879        23,252         (3,541)          (13.7)%
Net occupancy expense                                       5,594          5,523         4,764             71             1.3
Equipment expense                                           2,946          4,942         4,228         (1,996)          (40.4)
Professional services                                       8,987          2,717         2,746          6,270           230.8
Outsourced services                                         2,055            350            --          1,705           487.1
Charitable contributions                                    1,588            442           483          1,146           259.3
Other real estate income, net                                (348)          (748)         (473)           400           (53.5)
Other                                                      12,166         12,208        12,767            (42)           (0.3)

  Total noninterest expense                               $55,326         51,313        47,767          4,013             7.8%


   The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $6.8 million in 2002, $7.8 million in 2001, and $8.7 million in 2000. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2002 and 2001 assets under management by the Trust Department were approximately $897 million and $1.23 billion, respectively.

   Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

Noninterest expense: Noninterest expense was $55.3 million in 2002, compared with $51.3 million in 2001 and $47.8 million in 2000. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 36.7% in 2002, 39.0% in 2001, and 38.1% in 2000. The general industry goal is to be below 60% efficiency ratio. TrustCo has consistently outperformed this industry goal by a wide margin since 1994.

Efficiency Ratio

2000                          38.06%
2001                          38.96%
2002                           36.7%

   Salaries and employee benefits are the most significant component of noninterest expense. For 2002, these expenses amounted to $22.3 million, compared with $25.9 million in 2001, and $23.3 million in 2000. The reduction in salaries and employee benefit expense between 2001 and 2002 is the result of reductions in salary and bonus payments made to senior executives in 2002 and the elimination of a supplemental retirement expense for the former chief executive officer in 2002.

   Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

   TrustCo has entered into a multi year contract with Fiserv Solutions, Inc. to perform certain operating procedures for the Bank. Services included with the contract are data processing, item processing, back room operations for the Bank, and trust operations. Annual cost of the contract is estimated to be $5 million which will offset certain costs being eliminated. The conversion to the Fiserv system was completed in the fourth quarter 2002 with certain on-going issues being addressed after the conversion. As a result of post conversion clean up issues, costs for personnel and contract employees were incurred during 2002 that are not anticipated to be necessary for the full year 2003. These costs amounted to approximately $1.0 million in 2002. See Fourth Quarter Results for a further discussion of Noninterest Expense items.

   Charitable contributions expense is up approximately $1.1 million as a result of an additional contribution made in 2002 in recognition of the 100 year anniversary of the Company. This additional contribution was made in the form of a donation of appreciated stock to assist in funding the operating cost of a not-for-profit activity located in the Capital District region.

                                   TRUSTCO
                                Bank Corp NY

Management's Discussion and Analysis (continued)

Income Tax

   In 2002, TrustCo recognized income tax expense of $17.0 million, as compared to $19.9 million in 2001 and $20.8 million in 2000. The tax expense on the Company's income was different than tax expense at the statutory rate of 35%, due primarily to tax exempt income, the effect of New York State income taxes and the evaluation of certain tax reserves.

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

   Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the remaining net deferred tax assets of $33.5 million and $44.0 million at December 31, 2002 and 2001, respectively, will be realized.

Agreement with Regulators

   During 2002 Trustco Bank entered into a Formal Agreement with the Office of the Comptroller of the Currency (OCC) with respect to certain technical exceptions noted during their Bank Secrecy Act compliance examination. Trustco Bank has completed all of the requirements of the Formal Agreement and management believes that no further actions are required. The regulators will conduct a follow up review in 2003 and make a determination as to whether there is a continuing need for the formal Agreement.

Fourth Quarter Results

   During the fourth quarter 2002 Robert A. McCormick retired as President and Chief Executive Officer of TrustCo. As a result of his retirement the Company paid out his deferred compensation and supplemental retirement package. These amounts had been expensed in prior years and were fully accrued for at the time of his retirement. As a result of the timing of these payments, any uncertainty relative to the deductibility of these payments for tax purposes was eliminated and the tax valuation reserve of $1.1 million was recaptured.

   Also during the fourth quarter, the Company paid $6 million to the former CEO representing payment for consulting services to the TrustCo Board.

Impact of Inflation and Changing Prices

   The consolidated financial statements for years ended 2002, 2001 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

   Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

   As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of Changes in Accounting Standards

   In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" (Statement 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

   The Company adopted the provisions of Statement 141 in July 2001, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized.

   As of December 31, 2001, the Company had $553 thousand of unamortized goodwill which was subject to the transition provisions of Statements 141 and
142. Amortization expense related to goodwill was zero for 2002 and $62 thousand for the twelve months ended December 31, 2001.

   The adoption of these Statements did not have a material effect on the Company's consolidated financial statements.

   In August 2001, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143), which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

   In October 2001, the Financial Accounting Standards Board issued Statement of Financial

                                   TRUSTCO
                                 Bank Corp NY

                             Management's Discussion and Analysis (continued)


SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)


                                                   2002                                             2001

                                Q1        Q2         Q3        Q4       Year       Q1        Q2       Q3        Q4     Year

Income statement:
  Interest income          $39,063    38,952     38,507    37,213    153,735   43,829    42,457   41,654    40,720  168,660

  Interest expense          15,152    15,107     14,533    13,228     58,020   19,929    18,762   18,048    16,024   72,763

  Net interest income       23,911    23,845     23,974    23,985     95,715   23,900    23,695   23,606    24,696   95,897
  Provision for
     loan losses               520       300        300       300      1,420    1,495     1,120      750     1,575    4,940

  Net interest income
    after provision for
    loan losses             23,391    23,545     23,674    23,685     94,295   22,405    22,575   22,856    23,121   90,957
  Noninterest income         6,753     7,735      6,864     5,946     27,298    6,326     7,481    6,008     5,987   25,802
  Noninterest expense       12,393    13,717     11,422    17,794     55,326   12,261    12,940   12,363    13,749   51,313

  Income before
    income taxes            17,751    17,563     19,116    11,837     66,267   16,470    17,116   16,501    15,359   65,446
  Income tax expense         5,383     4,992      5,825       823     17,023    5,172     5,444    4,910     4,410   19,936

  Net income               $12,368    12,571     13,291    11,014     49,244   11,298    11,672   11,591    10,949   45,510

Per share data:
  Basic earnings           $  .172      .174       .183      .148       .678     .159      .164     .163      .154     .640
  Diluted earnings            .166      .169       .179      .146       .660     .154      .159     .157      .148     .618
  Cash dividends
    declared                  .150      .150       .150      .150       .600     .130      .130     .130      .150     .541


Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of Statement 144 effective January 1, 2002. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

   In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (Statement 145). Statement 145 rescinds Statement 4, "Reporting Gains and Losses from Extinguishment of Debt," which required gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of Statement 145 related to the rescission of Statement 4 are effective for fiscal years beginning after May 15, 2002. All other provisions of Statement 145 are effective for transactions occurring and/or financial statements issued on or after May 15, 2002. The implementation of the Statement No. 145 provisions which were effective May 15, 2002 did not have any effect on the Company's consolidated financial statements. The implementation of the remaining provisions is not expected to have a material impact upon the Company's consolidated financial statements.

   In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement 146), which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will review the impact of applying this standard to any exit or disposal activities initiated after December 31, 2002.

   In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" (Statement 147).This statement amends Statement 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," Statement 144, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both Statement 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with Statement 141 and Statement 142. In addition, this statement amends Statement 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of this statement are to be applied retroactively to January 1, 2002 and are effective after September 30, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

                                   TRUSTCO
                                Bank Corp NY

Management's Discussion and Analysis (continued)

Critical Accounting Policies

   Pursuant to SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies - those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in the notes to the Consolidated Financial Statements is a description in Note 1 of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Forward-Looking Statements

   Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in general business and economic trends. The fore going list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

                                   TRUSTCO
                                Bank Corp NY

                             Management's Discussion and Analysis (continued)


FIVE YEAR SUMMARY OF FINANCIAL DATA


(dollars in thousands, except per share data)                               Years Ended December 31,

                                                             2002           2001          2000           1999          1998
Statement of income data:
  Interest income                                      $  153,735        168,660       173,702        167,205       174,050
  Interest expense                                         58,020         72,763        75,648         74,013        88,347

  Net interest income                                      95,715         95,897        98,054         93,192        85,703
  Provision for loan losses                                 1,420          4,940         4,114          5,063         4,610

  Net interest income after provision
    for loan losses                                        94,295         90,957        93,940         88,129        81,093
  Noninterest income                                       27,298         25,802        16,366         15,416        22,122
  Noninterest expense                                      55,326         51,313        47,767         45,636        48,765

  Income before income taxes                               66,267         65,446        62,539         57,909        54,450
  Income tax expense                                       17,023         19,936        20,837         19,724        19,435

  Net income                                           $   49,244         45,510        41,702         38,185        35,015

Share data:
  Average equivalent diluted shares
    (in thousands)                                         74,618         73,673        73,044         73,940        73,937
  Tangible book value                                  $     3.16           2.88          2.77           2.36          2.63
  Cash dividends                                             .600           .541          .471           .425          .375
  Basic earnings                                             .678           .640          .590           .537          .494
  Diluted earnings                                           .660           .618          .571           .516          .474

Financial:
  Return on average assets                                   1.83%          1.83          1.76           1.58          1.44
  Return on average shareholders' equity <F1>               26.08          25.31         24.07          22.52         21.47
  Cash dividend payout ratio                                88.60          84.58         79.78          79.16         75.97
  Tier 1 capital as a % of
    total risk adjusted assets                              15.48          13.58         14.03          13.55         12.78
  Total capital as a % of
    total risk adjusted assets                              16.77          14.86         15.32          14.84         14.06
  Efficiency ratio                                          36.66          38.96         38.06          38.62         40.26
  Net interest margin                                        4.00%          4.31          4.47           4.16          3.81

Average balances:
  Total assets                                         $2,693,505      2,488,169     2,372,926      2,411,195     2,433,238
  Earning assets                                        2,579,379      2,376,359     2,292,094      2,335,682     2,338,838
  Loans, net                                            1,512,448      1,518,768     1,395,414      1,329,458     1,311,967
  Allowance for loan losses                               (56,525)       (57,398)      (56,362)       (56,449)      (55,208)
  Securities available for sale                           568,056        581,669       654,454        683,790       611,957
  Deposits                                              2,212,440      2,027,650     1,985,803      2,043,149     2,068,725
  Short-term borrowings                                   210,363        205,821       164,114        146,667       143,337
  Long-term debt                                              510            758           596             --            --
  Shareholders' equity                                 $  214,963        202,848       175,973        179,484       180,103


<F1> Average shareholders' equity excludes the market adjustment for securities available for sale.


                                   TRUSTCO
                                Bank Corp NY

Glossary of Terms


Allowance for Loan Losses

A balance sheet account which has been accumulated over a period of years as a reserve against the inherent risk of loss on the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.


Basic Earnings Per Share

Net income divided by the weighted average number of common shares outstanding during the period.


Cash Dividends Per Share

Total cash dividends for each share outstanding on the record dates.


Comprehensive Income

Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale.


Core Deposits

Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more.


Derivative Investments

Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.


Diluted Earnings Per Share

Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.


Earning Assets

The sum of interest-bearing deposits with banks, securities available for sale, investment securities, loans, net of unearned income, and federal funds sold.


Efficiency Ratio

Noninterest expense (excluding goodwill amortization expense, nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions). This is an indicator of the total cost of operating the Company in relation to recurring total income generated.


Federal Funds Sold

A one day investment of excess cash reserves from one bank to another.


Impaired Loans

Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans restructured subsequent to January 1, 1995.


Interest Bearing Liabilities

The sum of interest bearing deposits, federal funds purchased, securities sold under agreements to repurchase, other short-term borrowings, and long-term debt.


Interest Rate Spread

The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing liabilities.


Liquidity

The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.


Net Interest Income

The difference between income on earning assets and interest expense on interest bearing liabilities.


Net Interest Margin

Fully taxable equivalent net interest income as a percentage of average earning assets.


Net Loans Charged Off

Reductions to the allowance for loan losses written off as losses, net of the recovery of loans previously charged off.


Nonaccrual Loans

Loans for which no periodic accrual of interest income is recognized.


Nonperforming Assets

The sum of nonperforming loans plus foreclosed real estate properties.


Nonperforming Loans

The sum of loans in a nonaccrual status (for purposes of interest recognition), plus loans whose repayment criteria have been renegotiated to less than market terms due to the inability of the borrowers to repay the loan in accordance with its original terms, plus accruing loans three payments or more past due as to principal or interest payments.


Parent Company

A company that owns or controls a subsidiary through the ownership of voting stock.


Real Estate Owned

Real estate acquired through foreclosure proceedings.


Restructured Loans

A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower's financial difficulties and the bank's objective to maximize recovery on the loan.


Return on Average Assets

Net income as a percentage of average total assets.


Return on Average Equity

Net income as a percentage of average equity, excluding the impact of the mark to market adjustment for securities available for sale.


Risk-Adjusted Assets

A regulatory calculation that assigns risk factors to various assets on the balance sheet.


Risk-Based Capital

The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.


Tangible Book Value Per Share

Total shareholders' equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.


Taxable Equivalent (TE)

Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.


Tier 1 Capital

Total shareholders' equity excluding the market value adjustment of securities available for sale.

                                   TRUSTCO
                                Bank Corp NY

                                   Management's Statement of Responsibilities

Responsibility for the financial information presented in the Annual Report rests with TrustCo Bank Corp NY's management. The Company believes that the consolidated financial statements reflect fairly the substance of transactions and present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles appropriate in the circumstances, applying certain estimates and judgments as required.

In meeting its responsibilities for the reliability of the consolidated financial statements, the Company depends on its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorizations and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Although accounting control procedures are designed to achieve these objectives, it must be recognized that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. The Company believes that its accounting controls provide reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. An important element of the system of internal controls is a continuing and extensive internal audit program.

The Board of Directors of the Company has an Audit Committee composed entirely of directors who are not officers or employees of the Company. The Committee meets periodically and privately with management, the internal auditors, and the independent public accountants to consider audit results and to discuss internal accounting controls, auditing, and financial reporting matters.

KPMG LLP, independent public accountants, have been engaged to render an independent professional opinion on the Company's consolidated financial statements. Their audit is conducted in accordance with generally accepted auditing standards and forms the basis for their report as to the fair presentation, in the consolidated financial statements, of the Company's financial position, operating results, and cash flows.


/s/ Robert T. Cushing
Robert T. Cushing
President and Chief Executive Officer
TrustCo Bank Corp NY

/s/ Robert J. McCormick
Robert J. McCormick
President and Chief Executive Officer
Trustco Bank


January 17, 2003

                                   TRUSTCO
                                Bank Corp NY

Independent Auditors' Report

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Albany, New York
January 17, 2003

                                   TRUSTCO
                                Bank Corp NY


                                            Consolidated Statements of Income


(dollars in thousands, except per share data)                                                Years Ended December 31,

                                                                                          2002           2001          2000

Interest income:
  Interest and fees on loans                                                         $ 111,993        119,370       114,068
  Interest and dividends on:
    U.S. Treasuries and agencies                                                        11,649         12,044        15,708
    States and political subdivisions                                                   11,905         11,008         8,181
    Mortgage-backed securities                                                           4,483         10,653        15,050
    Other                                                                                5,247          4,736         5,692
  Interest on federal funds sold and other short-term investments                        8,458         10,849        15,003

      Total interest income                                                            153,735        168,660       173,702

Interest expense:
  Interest on deposits                                                                  55,150         66,063        66,946
  Interest on short-term borrowings                                                      2,840          6,655         8,667
    Interest on long-term debt                                                              30             45            35

      Total interest expense                                                            58,020         72,763        75,648

      Net interest income                                                               95,715         95,897        98,054
Provision for loan losses                                                                1,420          4,940         4,114

      Net interest income after provision for loan losses                               94,295         90,957        93,940

Noninterest income:
  Trust department income                                                                6,769          7,758         8,662
  Fees for services to customers                                                        10,305         10,363         9,037
  Net gain/(loss) on securities transactions                                             7,499          4,517        (4,985)
  Other                                                                                  2,725          3,164         3,652

      Total noninterest income                                                          27,298         25,802        16,366

Noninterest expense:
  Salaries and employee benefits                                                        22,338         25,879        23,252
  Net occupancy expense                                                                  5,594          5,523         4,764
  Equipment expense                                                                      2,946          4,942         4,228
  Professional services                                                                  8,987          2,717         2,746
  Outsourced services                                                                    2,055            350            --
  Charitable contributions                                                               1,588            442           483
  Other real estate income, net                                                           (348)          (748)         (473)
  Other                                                                                 12,166         12,208        12,767

      Total noninterest expense                                                         55,326         51,313        47,767

Income before income taxes                                                              66,267         65,446        62,539
Income taxes                                                                            17,023         19,936        20,837

Net income                                                                           $  49,244         45,510        41,702

Earnings per share:
  Basic                                                                              $    .678           .640          .590
  Diluted                                                                                 .660           .618          .571


See accompanying notes to consolidated financial statements.

                                   TRUSTCO
                                Bank Corp NY


Consolidated Statements of Condition


(dollars in thousands, except share data)                                                        As of December 31,

                                                                                                2002                2001

ASSETS
Cash and due from banks                                                                   $   63,957              60,121
Federal funds sold and other short-term investments                                          542,125             338,452

      Total cash and cash equivalents                                                        606,082             398,573
Securities available for sale                                                                653,163             587,100
Loans                                                                                      1,422,841           1,557,457
  Less: Unearned income                                                                          540                 771
        Allowance for loan losses                                                             52,558              57,203

        Net loans                                                                          1,369,743           1,499,483
Bank premises and equipment                                                                   19,544              18,312
Real estate owned                                                                                 86                 603
Other assets                                                                                  47,470              74,550

      Total assets                                                                        $2,696,088           2,578,621

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Demand                                                                                  $  178,058             195,390
  Savings                                                                                    715,349             649,081
  Interest bearing checking accounts                                                         338,740             295,514
  Money market deposit accounts                                                              130,914              75,620
  Certificates of deposit (in denominations of $100,000 or more)                             137,513             128,887
  Other time accounts                                                                        773,694             748,414

      Total deposits                                                                       2,274,268           2,092,906
Short-term borrowings                                                                        141,231             218,219
Long-term debt                                                                                   427                 624
Accrued expenses and other liabilities                                                        45,318              61,045

      Total liabilities                                                                    2,461,244           2,372,794

Shareholders' equity:
  Capital stock; $1 par value. 100,000,000 shares authorized, 79,107,851 and
    76,168,795 shares issued at December 31, 2002 and 2001, respectively                      79,108              76,169
  Surplus                                                                                     92,009              75,355
  Undivided profits                                                                           69,553              63,940
  Accumulated other comprehensive income:
    Net unrealized gain on securities available for sale, net of tax                          27,277              21,668
  Treasury stock; 4,930,300 and 4,862,718 shares, at cost, at December 31, 2002
    and 2001, respectively                                                                   (33,103)            (31,305)

      Total shareholders' equity                                                             234,844             205,827

      Total liabilities and shareholders' equity                                          $2,696,088           2,578,621


See accompanying notes to consolidated financial statements.

                                   TRUSTCO
                                Bank Corp NY


                   Consolidated Statements of Changes in Shareholders' Equity


(dollars in thousands, except per share data)                             Three Years Ended December 31, 2002

                                                                                            Accumulated
                                                                                                  Other   Compre-
                                                          Capital             Undivided   Comprehensive   hensive  Treasury
                                                            Stock    Surplus    Profits   Income/(Loss)    Income     Stock

Beginning balance, January 1, 2000                        $56,411     85,784     48,491          (2,452)            (21,878)
Comprehensive income
  Net income -- 2000                                           --         --     41,702              --    41,702        --

  Other comprehensive income, net of tax:
   Unrealized net holding gain arising during the year,
    net of tax (pre-tax gain $33,808)                          --         --         --              --    20,037        --
   Reclassification adjustment for net loss realized
    in net income during the year (pre-tax loss $4,985)        --         --         --              --     2,954        --

  Other comprehensive income                                   --         --         --          22,991    22,991        --

Comprehensive income                                           --         --         --                    64,693        --

Cash dividend declared, $.471 per share                        --         --    (33,270)             --                  --
Stock options exercised                                       270      1,523         --              --                  --
15% stock split (8,491,537 shares)                          8,491     (8,491)        --              --                  --
Treasury stock purchased (802,482 shares)                      --         --         --              --              (9,704)
Sale of treasury stock (483,724 shares)                        --       (409)        --              --               6,384

Ending balance, December 31, 2000                          65,172     78,407     56,923          20,539             (25,198)
Comprehensive income
  Net income -- 2001                                           --         --     45,510              --    45,510        --

  Other comprehensive income, net of tax:
   Unrealized net holding gain arising during the year,
    net of tax (pre-tax gain $6,495)                           --         --         --              --     3,801        --
   Reclassification adjustment for net gain realized
    in net income during the year (pre-tax gain $4,517)        --         --         --              --    (2,672)       --

  Other comprehensive income                                   --         --         --           1,129     1,129        --

Comprehensive income                                           --         --         --                    46,639        --

Cash dividend declared, $.541 per share                        --         --    (38,493)             --                  --
Stock options exercised                                     1,078      6,288         --              --                  --
15% stock split (9,918,991)                                 9,919     (9,919)        --              --                  --
Treasury stock purchased (973,622 shares)                      --         --         --              --             (12,238)
Sale of treasury stock (519,112 shares)                        --        579         --              --               6,131

Ending balance, December 31, 2001                          76,169     75,355     63,940          21,668             (31,305)
Comprehensive income
  Net income -- 2002                                           --         --     49,244              --    49,244        --

  Other comprehensive income, net of tax:
   Unrealized net holding gain arising during the year,
    net of tax (pre-tax gain $16,729)                          --         --         --              --    10,166        --
   Reclassification adjustment for net gain realized
    in net income during the year (pre-tax gain $7,499)        --         --         --              --    (4,557)       --

  Other comprehensive income                                   --         --         --           5,609     5,609        --

Comprehensive income                                           --         --         --                    54,853        --

Cash dividend declared, $.600 per share                        --         --    (43,631)             --                  --
Stock options exercised                                     2,939     15,946         --              --                  --
Treasury stock purchased (703,704 shares)                      --         --         --              --              (8,844)
Sale of treasury stock (636,122 shares)                        --        708         --              --               7,046
Ending balance, December 31, 2002                         $79,108     92,009     69,553          27,277             (33,103)


See accompanying notes to consolidated financial statements.

                                   TRUSTCO
                                Bank Corp NY



Consolidated Statements of Cash Flows


(dollars in thousands)                                                                     Years Ended December 31,

                                                                                     2002              2001            2000

Increase/(decrease) in cash and cash equivalents

Cash flows from operating activities:
Net income                                                                     $   49,244            45,510          41,702

Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization                                                  2,168             2,716           2,739
     Net loss/(gain) on sales of bank premises and equipment                            4               (17)           (106)
     Provision for loan losses                                                      1,420             4,940           4,114
     Deferred tax expense/(benefit)                                                10,500            (4,133)         (1,297)
     Net (gain)/loss on securities transactions                                    (7,499)           (4,517)          4,985
     (Increase)/decrease in taxes receivable                                       (8,296)             (136)          2,181
     (Increase)/decrease in interest receivable                                     3,605               (10)           (550)
     Increase/(decrease) in interest payable                                         (295)             (934)            725
     (Increase)/decrease in other assets                                           17,573            (4,596)         (1,954)
     Increase/(decrease) in accrued expenses                                      (15,875)            4,940           3,677

        Total adjustments                                                           3,305            (1,747)         14,514

        Net cash provided by operating activities                                  52,549            43,763          56,216

Cash flows from investing activities:
  Proceeds from sales and calls of securities available for sale                  238,602           268,533         224,621
  Proceeds from maturities of securities available for sale                       180,332           158,906          95,353
  Purchase of securities available for sale                                      (468,268)         (402,763)       (248,237)
  Net (increase)/decrease in loans                                                127,367           (87,096)       (109,250)
  Proceeds from sales of real estate owned                                          1,282             3,344           1,987
  Proceeds from sales of bank premises and equipment                                   25               113             177
  Purchases of bank premises and equipment                                         (3,164)           (3,451)         (2,740)
  Payment for purchase of Landmark Financial Corp., net of cash acquired               --                --          (2,735)

  Net cash provided by/(used in) investing activities                              76,176           (62,414)        (40,824)

Cash flows from financing activities:
  Net increase/(decrease) in deposits                                             181,362            81,915          (5,332)
  Net increase/(decrease) in short-term borrowings                                (76,988)           25,321          39,216
  Repayment of long-term debt                                                        (197)             (287)           (317)
  Proceeds from exercise of stock options                                          18,885             7,366           1,793
  Proceeds from sale of treasury stock                                              7,754             6,710           5,975
  Payments to acquire treasury stock                                               (8,844)          (12,238)         (9,704)
  Dividends paid                                                                  (43,188)          (37,009)        (32,089)

  Net cash provided by/(used in) financing activities                              78,784            71,778            (458)

Net increase in cash and cash equivalents                                         207,509            53,127          14,934
Cash and cash equivalents at beginning of year                                    398,573           345,446         330,512

Cash and cash equivalents at end of year                                       $  606,082           398,573         345,446

SUPPLEMENTAL INFORMATION:
Interest paid                                                                  $   58,315            73,697          74,923
Income taxes paid                                                                   8,035            21,085          19,506
Transfer of loans to real estate owned                                                227             1,423           2,044
Increase in dividends payable                                                         443             1,484           1,181
Change in unrealized gain on securities available for sale-- gross                 (9,230)           (1,978)        (38,793)
Change in deferred tax effect on unrealized gain on securities
  available for sale                                                                3,621               849          15,802

Fair value of noncash assets acquired in Landmark Financial Corp. acquisition          --                --          25,541
Fair value of liabilities assumed in Landmark Financial Corp. acquisition              --                --          24,298


See accompanying notes to consolidated financial statements.

                                   TRUSTCO
                                Bank Corp NY

                                   Notes to Consolidated Financial Statements

(1) Basis of Presentation

   The accounting and financial reporting policies of TrustCo Bank Corp NY (Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or Bank) and its operating subsidiary Trustco Realty Corp. conform to general practices within the banking industry and are in conformity with accounting principles generally accepted in the United States of America. A description of the more significant policies follows.

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

   The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions.

Securities Available for Sale

   Securities available for sale are carried at approximate market value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income in shareholders' equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management's intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available market value.

   The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount on a method that equates to the level yield.

   Gains and losses on the sale of securities available for sale are based on the amortized cost of the specific security sold.

Loans

   Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as income over the applicable loan term.

   Nonperforming loans include nonaccrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in nonaccrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management's ultimate expectation for collection. Loans may be removed from nonaccrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from nonaccrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.

   Impaired loans have been defined as commercial and commercial real estate loans in nonaccrual status and restructured loans.

Allowance for Loan Losses

   The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income and reduced by net charge offs.

   In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

Bank Premises and Equipment

   Premises and equipment are stated at cost less accumulated depreciation and amortization computed on either the straight-line or accelerated methods over the remaining useful lives of the assets.

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)

Real Estate Owned

   Real estate owned are assets acquired through foreclosures on loans.

   Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) "cost" (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs are included in noninterest expense.

Income Taxes

   Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Dividend Restrictions

   Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Parent Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, Trustco Bank could pay cash dividends to the Parent Company of $13.6 million plus 2003 net profits. In addition, the Parent Company has $68.2 million of assets available to pay dividends to shareholders.

Pension Plan

   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation.

Stock Option Plans

   The Company has stock option plans for officers and directors and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (Statement 148). The Company's stock option plans are accounted for in accordance with the provisions of the Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB Opinion 25) and as such, no compensation expense has been recorded for these plans. Had compensation expense for the Company's stock option plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been as follows:

(dollars in thousands
except per share data)                      2002          2001         2000
  Net income:
      As reported                        $49,244        45,510       41,702

  Deduct: total stock-based
  compensation expense
  determined under fair
  value based method
  for all awards, net of
  related tax effects                     (1,207)       (1,186)      (1,136)

      Pro forma net income                48,037        44,324       40,566
  Earnings per share:
      Basic - as reported                   .678          .640         .590
      Basic - pro forma                     .661          .623         .574

      Diluted - as reported                 .660          .618         .571
      Diluted - pro forma                   .645          .603         .555

   The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:

                                    Employees'  Directors'
                                          Plan        Plan

2002                                    $1.730       1.680
2001                                     1.791       1.800
2000                                     1.965       1.920

   The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

                                    Employees'  Directors'
                                          Plan        Plan

 Expected dividend yield:
     2002                                 4.45%       4.45
     2001                                 5.07        5.07
     2000                                 4.50        4.50

Risk-free interest rate:
     2002                                 4.10        3.79
     2001                                 4.63        4.56
     2000                                 6.68        6.63

Expected volatility rate:
     2002                                21.75       22.41
     2001                                22.90       23.42
     2000                                20.85       22.18

Expected lives                       7.5 years   6.0 years

Earnings Per Share

   Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

                                   TRUSTCO
                                Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)

Reclassification of Prior Year Statements

   It is the Company's policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

   The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York. In the opinion of management, the Company does not have any other reportable segments as defined by the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (Statement 131).

Cash and Cash Equivalents

   The Company classifies cash on hand, cash due from banks, federal funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

   Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity.

(2) Acquisition of Landmark Financial Corporation

   During the third quarter of 2000, the Company acquired Landmark Financial Corporation of Canajoharie, New York and its wholly owned subsidiary Landmark Community Bank in a purchase business combination. The aggregate cost of the transaction was approximately $3.4 million. At the time of the acquisition, the fair value of Landmark's assets was $26.2 million and the fair value of liabilities was $24.3 million. Goodwill of approximately $1.5 million was recognized as a result of the acquisition. The adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) effective January 1, 2002 did not have a material effect on the Company's consolidated financial statements. Goodwill at December 31, 2002 was $553 thousand and is no longer being amortized.

(3) Balances at Other Banks

   The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $16.6 million and $17.4 million at December 31, 2002 and 2001, respectively.

(4) Securities Available for Sale

   The amortized cost and approximate market value of the securities available for sale are as follows:

(dollars in thousands)                 December 31, 2002

                                         Gross       Gross   Approximate
                       Amortized    Unrealized  Unrealized        Market
                            Cost         Gains      Losses         Value

U.S. Treasuries
  and agencies          $224,576         5,852          --       230,428
States and political
  subdivisions           223,873        11,672          50       235,495
Mortgage-backed
  securities              49,537         3,054          --        52,591
Other                     26,068            91          21        26,138

Total debt
  securities             524,054        20,669          71       544,652
Equity securities         83,246        25,337          72       108,511

Total securities
  available for
  sale                  $607,300        46,006         143       653,163


(dollars in thousands)                 December 31, 2001

                                         Gross       Gross   Approximate
                       Amortized    Unrealized  Unrealized        Market
                            Cost         Gains      Losses         Value

U.S. Treasuries
  and agencies          $155,902         4,939         469       160,372
States and political
  subdivisions           213,341         5,036       1,811       216,566
Mortgage-backed
  securities              93,626         3,193         198        96,621
Other                     17,614             4           5        17,613

Total debt
  securities             480,483        13,172       2,483       491,172
Equity securities         69,984        26,173         229        95,928

Total securities
  available for
  sale                  $550,467        39,345       2,712       587,100



   Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2002 and 2001, was $14.3 million and $16.2 million, respectively. The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2002, based on the securities' final maturity (mortgage-backed securities are stated using an estimated average life):

(dollars in thousands)                                       Approximate
                                                 Amortized        Market
                                                      Cost         Value

Due in one year or less                           $  1,753         1,765
Due after one year through five years               38,960        40,834
Due after five years through ten years             203,351       208,342
Due after ten years                                279,990       293,711

                                                  $524,054       544,652

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)

   Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

   The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2002, 2001 and 2000 are as follows:

(dollars in thousands)                 December 31,

                                 2002      2001       2000

Proceeds                     $238,602   268,533    224,621
Gross realized gains            9,617     6,378      2,223
Gross realized losses           2,118     1,861      7,208

   The amount of securities available for sale that have been pledged to secure short-term borrowings, public deposits, and for other purposes required by law amounted to $282.9 million and $256.8 million at December 31, 2002 and 2001, respectively.

   There are no securities of a single issuer (excluding issues of the U.S. government and its agencies and federal funds sold which are disclosed separately on the Consolidated Statement of Condition) that represent 10% or more of shareholders' equity at December 31, 2002 and 2001.

(5) Loans and Allowance for Loan Losses

   A summary of loans by category is as follows:

(dollars in thousands)                   December 31,

                                        2002          2001

Commercial                        $  199,795       212,246
Construction                           7,252        12,214
Residential mortgage loans         1,059,035     1,189,686
Home equity lines of credit          139,294       122,332
Installment loans                     17,465        20,979

Total loans                        1,422,841     1,557,457
Less: Unearned income                    540           771
      Allowance for loan losses       52,558        57,203

Net loans                         $1,369,743     1,499,483

   At December 31, 2002 and 2001, loans to executive officers, directors, and to associates of such persons aggregated $4.9 million and $3.8 million, respectively. During 2002, $3.6 million of new loans were made and repayments of loans totalled $2.5 million. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

   TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders. Although the loan portfolio is diversified, a portion of its debtors' ability to repay is dependent upon the economic conditions prevailing in New York State.

   The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)                        December 31,

                                       2002      2001       2000

Loans in nonaccrual status           $  615     1,090      4,395
Loans contractually past due
  3 payments or more and still
    accruing interest                    --       801        896
Restructured loans                    4,303     5,159      6,370

Total nonperforming loans            $4,918     7,050     11,661

   Interest on nonaccrual and restructured loans of $700 thousand in 2002, $900 thousand in 2001, and $1.0 million in 2000 would have been earned in accordance with the original contractual terms of the loans. Approximately $649 thousand, $524 thousand, and $631 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2002, 2001, and 2000, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

   Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)             For the years ended December 31,

                                       2002      2001       2000

Balance at beginning of year        $57,203    56,298     55,820
Provision for loan losses             1,420     4,940      4,114
Allowance of acquired bank               --        --        234
Loans charged off                    (8,350)   (7,028)    (5,500)
Recoveries on loans
  previously charged off              2,285     2,993      1,630

Balance at year end                 $52,558    57,203     56,298

   The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring subsequent to January 1, 1995. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.

   There were $118 thousand nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2002 and none at

                                   TRUSTCO
                                 Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)

December 31, 2001. Retail loans totalling $4.1 million as of December 31, 2002, and $5.0 million as of December 31, 2001, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these impaired loans because management believes that the collateral values support the loan balances.

   During 2002, 2001, and 2000, the average balance of impaired loans was $4.9 million, $5.1 million, and $5.8 million, respectively, and there was approximately $540 thousand, $438 thousand, and $556 thousand of interest income recorded on these loans in the accompanying consolidated statements of income.

(6) Bank Premises and Equipment

   A summary of premises and equipment at December 31, 2002 and 2001 follows:

(dollars in thousands)                    2002        2001

Land                                  $  2,959       2,959
Buildings                               26,048      24,548
Furniture, fixtures and equipment       21,004      19,726
Leasehold improvements                   4,564       4,328

                                        54,575      51,561
Accumulated depreciation and
  amortization                         (35,031)    (33,249)

Total                                 $ 19,544      18,312

   Depreciation and amortization expense approximated $1.9 million, $2.5 million, and $2.0 million for the years 2002, 2001, and 2000, respectively. Occupancy expense of the Bank's premises included rental expense of $1.6 million in 2002, $1.7 million in 2001, and $1.5 million in 2000.

(7) Short-Term Borrowings

   Short-term borrowings consisted of the following:

                                                    2002

(dollars in thousands)                           Securities
                                    Trustco      Sold Under
                                 Short-Term   Agreements to
                                    Account      Repurchase       Total

Amount outstanding at
  December 31, 2002                $ 78,681          62,550     141,231
Maximum amount
  outstanding at any
  month end                         180,226          71,880     252,106
Average amount
  outstanding                       135,249          75,114     210,363
Weighted average interest rate:
  For the year                         1.40%           1.26        1.35
  As of year end                       0.95            0.95        0.95


                                                    2001

(dollars in thousands)                           Securities
                                    Trustco      Sold Under
                                 Short-Term   Agreements to
                                    Account      Repurchase       Total

Amount outstanding at
  December 31, 2001                $153,637          64,582     218,219
Maximum amount
  outstanding at any
  month end                         153,637          80,064     233,701
Average amount
  outstanding                       134,354          71,467     205,821
Weighted average interest rate:
  For the year                         3.64%           2.46        3.23
  As of year end                       1.68            1.27        1.56

   The Trustco Short-Term Investment Account balances are immediately withdrawable. All short-term borrowings are collateralized by securities of the Bank pledged for that purpose.

   Trustco has approximately $250 million of available lines of credit with the Federal Home Loan Bank.

(8) Long-Term Debt

   Long-term debt at December 31, 2002 and 2001, of $427 thousand and $624 thousand consisted of FHLB term loans with interest rates ranging from 5.18% to 6.29% and maturities ranging from January 2003 to October 2008. This debt was acquired as part of the Landmark Financial Corp. acquisition during 2000. The FHLB loans are collateralized with 1-4 family residential mortgages.

(9) Income Taxes

   A summary of income tax expense/(benefit) included in the consolidated statements of income follows:

                                  For the years ended December 31,

(dollars in thousands)                2002       2001       2000

Current tax expense (benefit):
  Federal                          $ 8,398     22,129     19,620
  State                             (1,875)     1,940      2,514

Total current tax expense            6,523     24,069     22,134
Deferred tax expense (benefit)      10,500     (4,133)    (1,297)

Total income tax expense           $17,023     19,936     20,837

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are as follows:

                                            December 31,

(dollars in thousands)                      2002          2001

                                     Deductible/   Deductible/
                                       (taxable)     (taxable)
                                       temporary     temporary
                                     differences   differences

Bond accounting                        $    (399)         (472)
Benefits and deferred
  remuneration                               813         6,250
Deferred loan fees, net                      228           319
Difference in reporting the
  provision for loan losses, net          23,368        25,370
Other income or expense
  not yet reported for tax purposes        6,446        10,607
Depreciable assets                         2,042         2,033
Purchase accounting adjustments              (68)         (174)
Other items                                1,118         1,297

    Total                                 33,548        45,230
Valuation allowance                           --        (1,182)

Net deferred tax asset
  at end of year                          33,548        44,048
Net deferred tax asset at
  beginning of year                       44,048        39,915

Deferred tax (expense)/benefit         $ (10,500)        4,133

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining net deferred tax asset of $33.5 million and $44.0 million at December 31, 2002 and 2001, respectively, will be realized.

   In addition to the deferred tax items described in the preceding table, the Company also has deferred tax liabilities of $18.6 million at December 31, 2002, and a deferred tax liability of $15.0 million at December 31, 2001, relating to the net unrealized gains on securities available for sale at the respective dates.

   The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

                                   For the years ended December 31,

                                       2002     2001       2000

Statutory federal income tax rate      35.0%    35.0       35.0
Increase/(decrease) in taxes
  resulting from:
   Tax exempt income                   (5.8)    (5.2)      (4.1)
   State income tax, net of
    federal tax benefit                 0.5      1.1        2.3
   Change in valuation allowance       (1.8)      --         --
   Other items                         (2.2)    (0.4)       0.1

Effective income tax rate              25.7%    30.5       33.3

   During the fourth quarter 2002, Robert A. McCormick retired as President and Chief Executive Officer of TrustCo. As a result of his retirement the Company paid out his deferred compensation and supplemental retirement package. As a result of the timing of these payments, any uncertainty relative to the deductibility of these payments for tax purposes was eliminated and the tax valuation reserve of $1.1 million was recaptured.

(10) Benefit Plans

(a) Retirement Plan

   The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are invested primarily in common stock, fixed income common funds, and index funds and are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status and amounts recognized in the Company's consolidated statements of condition at December 31, 2002 and 2001.

                                   TRUSTCO
                                Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


Change in Projected Benefit Obligation:

(dollars in thousands)                     2002       2001

Projected benefit obligation
  at beginning of year                  $21,587     21,538
Service cost                                651        766
Interest cost                             1,359      1,358
Benefits paid                            (1,301)    (1,275)
Net actuarial gain                         (127)      (800)

Projected benefit obligation
  at end of year                        $22,169     21,587


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                     2002       2001

Fair value of plan assets at
  beginning of year                     $30,740     33,898
Actual loss on plan assets               (3,188)    (1,883)
Benefits paid                            (1,301)    (1,275)

Fair value of plan assets
  at end of year                         26,251     30,740

Funded status                             4,082      9,153
Unrecognized net actuarial gain            (268)    (5,725)
Unrecognized prior service cost             732        756

Prepaid benefit cost
  (in other assets)                     $ 4,546      4,184


Components of Net Periodic Pension Benefit:

                                              For the years ended
                                                  December 31,

(dollars in thousands)                     2002       2001       2000

Service cost                            $   651        766        825
Interest cost                             1,359      1,358      1,378
Expected return on plan assets           (2,184)    (2,413)    (2,655)
Amortization of net actuarial gain         (213)      (428)      (649)
Amortization of unrecognized
  prior service cost                         25         23         23
Amortization of unrecognized
  transition asset                           --         --       (147)

Net periodic pension benefit            $  (362)      (694)    (1,225)

   The weighted average discount rate, the rate of increase in future compensation levels, and the expected long-term rate of return are as follows:

                                           2002       2001       2000

Weighted average discount rate             6.50%      6.75       6.75
Rate of increase in future
  compensation                             5.00       6.50       6.50
Expected long-term rate of return
  on assets                                7.25       7.25       7.25

   The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive and senior officers. The expense recorded for this plan was $1.6 million, $4.4 million, and $3.4 million, in 2002, 2001, and 2000, respectively.

   Effective December 31, 2001, the supplementary pension plan for the then current chief executive officer was frozen and, other than interest, no additional contributions to the plan were made. This reduced the cost of the plan by approximately $3 million in 2002.

   Rabbi trusts have been established for certain benefit plans. These rabbi trust accounts are administered by the Company's Trust Department and invest primarily in the Trustco Short-Term Investment Account. These assets are recorded at their market value and are included as other assets in the December 31, 2002 and 2001, consolidated statements of condition.

(b) Postretirement Benefits

   The Company permits retirees under age 65 to participate in the Company's medical plan by paying the same premium as the active employees. At age 65, the Bank provides a Medicare Supplemental program to retirees. Assets of the plan are invested primarily in individual stocks, index funds, and tax exempt bonds.

   The following tables show the plan's funded status and amounts recognized in the Company's consolidated statements of condition at December 31, 2002 and 2001.

Change in Accumulated Benefit Obligation:

                                          Projected Post-
                                        Retirement Benefits

(dollars in thousands)                     2002       2001

Accumulated benefit obligation
  at beginning of year                  $ 6,763      6,090
Service cost                                320        250
Retiree contributions                       142        121
Interest cost                               528        408
Benefits paid                              (318)      (206)
Net actuarial loss                        3,242        100

Accumulated benefit obligation
  at end of year                        $10,677     $6,763

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                     2002       2001

Fair value of plan assets at
  beginning of year                     $10,535     11,655
Actual loss on plan assets                 (933)      (768)
Retiree contributions                       142        121
Taxes                                       240       (267)
Benefits paid                              (318)      (206)

Fair value of plan assets
  at end of year                          9,666     10,535

Funded status                            (1,011)     3,772
Unrecognized net actuarial gain             (17)    (4,518)

Accrued benefit cost                    $(1,028)      (746)


Components of Net Periodic Expense/(Benefit):

                                              For the years ended
                                                  December 31,

(dollars in thousands)                     2002       2001       2000

Service cost                              $ 320        250        253
Interest cost                               528        408        368
Expected return on plan assets             (453)      (502)      (568)
Amortization of net actuarial gain         (113)      (261)      (374)

Net periodic expense/(benefit)            $ 282       (105)      (321)

   For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2003 and thereafter. A one percentage point increase in the assumed health care cost in each year would increase the accumulated postretirement benefit obligation, as of December 31, 2002, by approximately $1.3 million, and would increase the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002, by approximately $212 thousand. A one percentage point decrease in the assumed health care cost in each year would decrease the accumulated postretirement benefit obligation by approximately $1.4 million as of December 31, 2002, and would decrease the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002, by approximately $156 thousand.

   The weighted average assumptions at December 31, 2002, 2001, and 2000, were:

                                           2002       2001       2000

Discount rate                              6.50%      6.75       6.75
After tax return on plan assets            4.30       4.30       4.30

(c) Incentive and Bonus Plans

   The Company provides a profit-sharing plan for substantially all employees. The expense of this plan, which is based on management discretion as defined in the plan, amounted to $1.1 million in 2002, $1.0 million in 2001, and $1.1 million in 2000.

   The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $3.3 million, $3.9 million, and $3.8 million in 2002, 2001, and 2000, respectively.

   The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit.

(d) Stock Option Plans

   Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 1993 Directors Stock Option Plan, the Company may grant options to its directors for up to approximately 531 thousand shares of its common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over five years from the date the options are granted for the employee plan and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates are as follows:

                                  Outstanding Options      Exercisable Options

                                             Weighted                 Weighted
                                              Average                  Average
                                               Option                   Option
                                    Shares      Price        Shares      Price

Balance, January 1, 2000         8,901,752     $ 5.44     6,839,427     $ 4.63
New options awarded - 2000         831,853       9.47       189,647       9.47
Cancelled options - 2000            86,842       8.52        86,842       8.52
Exercised options - 2000           352,834       4.38       352,834       4.38
Options became exercisable              --         --     1,080,550       7.51

Balance, December 31, 2000       9,293,929       5.81     7,669,948       5.12

New options awarded - 2001         876,702       9.75       194,384       9.75
Cancelled options - 2001           129,621       9.73       129,621       9.73
Exercised options - 2001         1,235,206       3.65     1,235,206       3.65
Options became exercisable              --         --       928,162       8.73

Balance, December 31, 2001       8,805,804       6.44     7,427,667       5.85

New options awarded - 2002         837,750      11.83       182,950      11.83
Cancelled options - 2002            45,430       9.96        45,430       9.96
Exercised options - 2002         2,952,304       4.16     2,952,304       4.16
Options became exercisable              --         --     1,112,103      10.00

Balance, December 31, 2002       6,645,820     $ 8.11     5,724,986     $ 7.69

                                   TRUSTCO
                                Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)

   The following table summarizes information about total stock options outstanding at December 31, 2002:

                                   Weighted
                                    Average     Weighted
Range of                          Remaining      Average
Exercise             Options    Contractual     Exercise
Price            Outstanding           Life        Price

Less than
  $5.00              791,378      2.4 years       $ 4.16
Between $5.01
 and $7.50         1,732,094      4.6 years         5.60
Greater than
  $7.51            4,122,348      7.9 years         9.93

Total              6,645,820      6.4 years       $ 8.11

   The following table summarizes information about the exercisable stock options at December 31, 2002:

                                   Weighted
                                    Average     Weighted
Range of                          Remaining      Average
Exercise             Options    Contractual     Exercise
Price            Exercisable           Life        Price

Less than
  $5.00              791,378      2.4 years       $ 4.16
Between $5.01
 and $7.50         1,732,094      4.6 years         5.60
Greater than
  $7.51            3,201,514      7.5 years         9.70

Total              5,724,986      5.9 years       $ 7.69


(11) Commitments and Contingent Liabilities

(a) Leases

   The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)

2003                                               $ 1,555
2004                                                 1,387
2005                                                 1,298
2006                                                   988
2007                                                   885
2008 and after                                       3,964

                                                   $10,077

(b) Litigation

   Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Time Deposits

   At December 31, 2002, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year                                      $640,977
1 to 2 years                                       111,713
2 to 3 years                                        82,525
3 to 4 years                                        39,249
4 to 5 years                                        35,631
Over 5 years                                         1,112

                                                  $911,207

(d) Outsourced Services

   During the fourth quarter 2001, the Company contracted with Fiserv Solutions, Inc. to perform certain banking functions beginning 2002. The outsourced services include data processing, item processing, back room bank operations, and trust operations. During the fourth quarter of 2002, Trustco Bank converted to the Fiserv system. The service contract is estimated at $5 million annually and can vary based upon volume and nature of transactions processed. The additional cost of the contract is expected to be offset by cost reductions from personnel and equipment as the various responsibilities are assumed under the contract. Outsourced service expense was $2.06 million in 2002 and $350 thousand in 2001.


(12) Earnings Per Share

   A reconciliation of the component parts of earnings per share for 2002, 2001 and 2000 follows:

(dollars in thousands,                                  Weighted
except per share data)                            Average Shares    Per share
                                          Income     Outstanding      Amounts

For the year ended
  December 31, 2002:
Basic EPS:
  Income available to
  common shareholders                    $49,244          72,675        $.678
Effect of Dilutive Securities:
  Stock Options                               --           1,943           --

Diluted EPS                              $49,244          74,618        $.660

For the year ended
  December 31, 2001:
Basic EPS:
  Income available to
  common shareholders                    $45,510          71,154        $.640
Effect of Dilutive Securities:
  Stock Options                               --           2,519           --

Diluted EPS                              $45,510          73,673        $.618

For the year ended
  December 31, 2000:
Basic EPS:
  Income available to
  common shareholders                    $41,702          70,693        $.590
Effect of Dilutive Securities:
  Stock Options                               --           2,350           --

Diluted EPS                              $41,702          73,043        $.571

   The number of antidilutive stock options excluded from diluted earnings per share for 2002, 2001, and 2000 was not significant.

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)

(13) Off-Balance Sheet Financial Instruments

   Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2002 and 2001, was $253.0 million and $243.3 million, respectively. Approximately 60% of these commitments were for variable rate products at the end of 2002.

   In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No.
45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit.

   The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $1.7 million and $1.1 million at December 31, 2002 and 2001, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2002 was insignificant.

   No losses are anticipated as a result of loan commitments or standby letters of credit.

(14) Fair Value of Financial Instruments

   The fair values shown below represent management's estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.

(dollars in thousands)             As of December 31, 2002

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents        $  606,082     606,082
  Securities available for sale       653,163     653,163
  Loans                             1,369,743   1,473,177
  Accrued interest receivable          11,392      11,392

Financial liabilities:
  Demand deposits                     178,058     178,058
  Interest bearing deposits         2,096,210   2,112,523
  Short-term borrowings               141,231     141,231
  Long-term debt                          427         427
  Accrued interest payable              1,977       1,977


(dollars in thousands)             As of December 31, 2001

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents        $  398,573     398,573
  Securities available for sale       587,100     587,100
  Loans                             1,499,483   1,589,411
  Accrued interest receivable          14,997      14,997

Financial liabilities:
  Demand deposits                     195,390     195,390
  Interest bearing deposits         1,897,516   1,914,249
  Short-term borrowings               218,219     218,219
  Long-term debt                          624         624
  Accrued interest payable              2,272       2,272

   The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents

   The carrying values of these financial instruments approximates fair values.

Securities

   Fair values for all securities portfolios are based upon quoted market prices, where available. The carrying value of certain local, unrated municipal obligations was used as an approximation of fair value.

Loans

   The fair values of all loans are estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                                   TRUSTCO
                                Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)

Deposit Liabilities

   The fair values disclosed for noninterest bearing deposits, interest bearing checking accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying value of all variable rate certificates of deposit approximates fair value. The fair value of fixed rate certificates of deposit is estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered on certificates of similar size and remaining maturity.

Short-Term Borrowings, Long-Term Debt and Other Financial Instruments

   The fair value of all short-term borrowings, long-term debt, and other financial instruments approximates the carrying value.

Financial Instruments with Off-Balance Sheet Risk

   The Company is a party to financial instruments with off-balance sheet risk. Such financial instruments consist of commitments to extend financing and standby letters of credit. If the commitments are exercised by the prospective borrowers, these financial instruments will become interest earning assets of the Company. If the commitments expire, the Company retains any fees paid by the prospective borrower. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the present credit worthiness of the borrower. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees, which are considered to be immaterial.

   The Company does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives.

(15) Regulatory Capital Requirements

   Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2002 and 2001, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

   Federal banking regulations also establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.0% (based on total adjusted quarterly average assets), a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

   The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

   Management believes that as of December 31, 2002 and 2001, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

   Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2002 and 2001, for Trustco Bank:

(dollars in thousands)              As of December 31, 2002

                                    Amount             Ratio

Leverage capital:                 $165,525              6.26%
Tier 1 risk-based capital:         165,525             12.62
Total risk-based capital:          182,361             13.91


(dollars in thousands)              As of December 31, 2001

                                    Amount             Ratio

Leverage capital:                 $150,923              6.07%
Tier 1 risk-based capital:         150,923             11.47
Total risk-based capital:          167,870             12.75

                                   TRUSTCO
                                Bank Corp NY

Notes to Consolidated Financial Statements (continued)

(16) Parent Company Only

   The following statements pertain to TrustCo Bank Corp NY (Parent Company):


Statements of Income

(dollars in thousands)                      Years Ended December 31,

Income:                                   2002        2001        2000
 Dividends and interest
   from subsidiaries                   $35,898      38,220      44,361
 Gain on sale of securities              7,587       2,445       1,872
 Income from other investments           1,394       1,155         932

     Total income                       44,879      41,820      47,165

Expense:
 Operating supplies                         72          18          92
 Professional services                   6,173         188         262
 Miscellaneous expense                   1,167         372       2,525

     Total expense                       7,412         578       2,879

Income before income
 taxes and effect of
 subsidiaries' earnings                 37,467      41,242      44,286
Income tax expense                         135       1,154         177

Income before effect of
 subsidiaries' earnings                 37,332      40,088      44,109
(Distributions in excess of)/equity
 in undistributed net income of
 subsidiaries                           11,912       5,422      (2,407)

Net income                             $49,244      45,510      41,702


Statements of Condition

(dollars in thousands)                                December 31,

                                                      2002        2001
Assets:
 Cash in subsidiary bank                          $ 18,682      14,762
 Investments in subsidiaries                       179,101     161,168
 Securities available for sale                      49,365      48,363
 Other assets                                          172         245

     Total assets                                 $247,320     224,538

Liabilities and shareholders' equity:
 Accrued expenses and other liabilities           $ 12,476      18,711

     Total liabilities                              12,476      18,711

Shareholders' equity                               234,844     205,827

     Total liabilities and
       shareholders' equity                       $247,320     224,538


Statements of Cash Flows

(dollars in thousands)                        Years Ended December 31,

                                              2002        2001        2000

Increase/(decrease) in cash
  and cash equivalents:

Cash flows from operating activities:
Net income                                $ 49,244      45,510      41,702

Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Distributions in excess of/(equity
      in undistributed net income)
      of subsidiaries                      (11,912)     (5,422)      2,407
   Gain on sales of securities              (7,587)     (2,445)     (1,872)
    Net change in other assets and
           accrued expenses                 (5,677)     (2,204)      1,096

     Total adjustments                     (25,176)    (10,071)      1,631

Net cash provided by operating
   activities                               24,068      35,439      43,333

Cash flows from investing activities:
 Proceeds from sale of securities
   available for sale                       18,079       5,402       5,488
 Purchase of securities available
   for sale                                (12,834)     (8,136)     (9,716)
Investment in subsidiary                        --      (1,000)       (400)
Purchase of Landmark Financial Corp.            --          --      (3,442)

     Net cash provided by/(used in)
       investing activities                  5,245      (3,734)     (8,070)

Cash flows from financing activities:
 Proceeds from exercise of stock
  options                                   18,885       7,366       1,793
 Dividends paid                            (43,188)    (37,009)    (32,089)
 Payments to acquire treasury stock         (8,844)    (12,238)     (9,704)
 Proceeds from sale of treasury
  stock                                      7,754       6,710       5,975

     Net cash used in financing
       activities                          (25,393)    (35,171)    (34,025)

Net increase/(decrease)
  in cash and
  cash equivalents                           3,920      (3,466)      1,238
Cash and cash equivalents at
  beginning of year                         14,762      18,228      16,990

Cash and cash equivalents at
  end of year                             $ 18,682      14,762      18,228

Supplemental Information
Increase in dividends payable             $    443       1,484       1,181
 Change in unrealized (gain)/loss on
   available for sale securities --
   gross                                     1,340      (5,269)    (10,749)
 Change in deferred tax effect on
   unrealized gain/(loss) on securities
   available for sale                         (547)      2,152       4,391

                                   TRUSTCO
                                Bank Corp NY


TrustCo Bank Corp NY
Officers and Board of Directors


OFFICERS


PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert T. Cushing


VICE PRESIDENTS
Robert J. McCormick
Nancy A. McNamara

SECRETARY
Henry C. Collins

ASSISTANT SECRETARY
William M. McCartan




BOARD OF DIRECTORS

Barton A. Andreoli
President
Towne Construction and Paving Corp.

Joseph Lucarelli
President
Bellevue Builders Supply, Inc.

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

James H. Murphy, D.D.S.
Orthodontist

William D. Powers
Partner
Powers, Crane & Co., LLC

William J. Purdy
President
Welbourne & Purdy Realty, Inc.




     Directors of TrustCo Bank Corp NY are also Directors of Trustco Bank

HONORARY DIRECTORS

Lionel O. Barthold
M. Norman Brickman
Bernard J. King
William H. Milton, III
John S. Morris, Ph.D.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry
Harry E. Whittingham, Jr.

                                   TRUSTCO
                                Bank Corp NY


Trustco Bank Officers


PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick


SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing


SENIOR VICE PRESIDENT
Nancy A. McNamara


AUDITOR
John C. Fay


ACCOUNTING/FINANCE
Vice Presidents
Linda C. Christensen
Daniel R. Saullo


BRANCH ADMINISTRATION/MARKETING
Administrative Vice President
Scot R. Salvador

Vice President
Robert M. Leonard

Officers
Michael O. Pitnell
Mary Jean Riley


COMPLIANCE
Vice President
Thomas M. Poitras


COMMERCIAL LENDING
Vice President
Eric W. Schreck

Officers
Patrick M. Canavan
Kurt Mason
Paul R. Steenburgh


FACILITIES
Vice President
George W. Wickswat


GENERAL COUNSEL
Administrative Vice President
Henry C. Collins, Esq.


MORTGAGE LOANS
Officers
Robert O. Breton, Esq.
Michael J. Lofrumento


OPERATIONS
Vice President
Deborah K. Appel

Officer
Michael M. Ozimek


PERSONNEL/QUALITY CONTROL
Vice President
Cheri J. Parvis


TRUST DEPARTMENT
Administrative Vice President
William M. McCartan

Vice Presidents
Kenneth R. Curley
Kevin M. Curley
Patrick J. LaPorta, Esq.

Senior Officer
Michael J. Barringer

Officers
Richard W. Provost
Mark Prian
Craig C. Chenevert

                                   TRUSTCO
                                Bank Corp NY

Branch Locations

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: 355-1900

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: 885-1561

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

Brandywine Office
State St. at Brandywine Ave.
Schenectady, NY
Telephone: 346-4295

Canajoharie Office
211 Erie Blvd.
Canajoharie, NY
Telephone: 673-2012

Central Ave. Office
163 Central Ave.
Albany, NY
Telephone: 426-7291

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: 371-8451

Cobleskill Office
RR #3, Rt. 7
Cobleskill, NY
Telephone: 254-0290

Colonie Office
1892 Central Ave.
Colonie Plaza, Colonie, NY
Telephone: 456-0041

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: 439-9941

East Greenbush Office
501 Columbia Turnpike
Rensselaer, NY
Telephone: 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8/Crescent Rd. Office
CVS Plaza
Clifton Park, NY
Telephone: 383-0039

Fishkill Office
1542 Route 52
Fishkill, NY
Telephone: 896-8260

Freemans Bridge Rd. Office
Trustco Center
Glenville, NY
Telephone: 344-7510

Glens Falls Office
3 Warren Street
Glens Falls, NY
Telephone: 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: 355-4890

Halfmoon Office
Country Dollar Plaza
Halfmoon, NY
Telephone: 371-0593

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: 828-9434

Hudson Falls Office
3376 Burgoyne Ave.
Hudson Falls, NY
Telephone: 747-0886

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: 462-6668

Longwood Office
1400 West State Rd.
Longwood, FL
Telephone (407) 339-3396

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: 489-4711

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: 899-1056

Malta Mall Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: 899-1558

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: 885-0498

Mont Pleasant Office
Crane St. at Main Ave.
Schenectady, NY
Telephone: 346-1267

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: 438-7838

Newton Plaza Office
588 New Loudon Rd.
Latham, NY
Telephone: 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: 377-2264

Pomona Office
1581 Route 202
Pomona, NY
Telephone: 354-0176

Poughkeepsie Office
2656 South Rd.
(Route 9)
Poughkeepsie, NY
Telephone: 485-6419

Queensbury Office
118 Quaker Rd.
Suite 9, Queensbury, NY
Telephone: 798-7226

Rotterdam Office
Curry Road Shopping Ctr.
Rotterdam, NY
Telephone: 355-8330

Rotterdam Square Office
93 W. Campbell Rd.
Rotterdam, NY
Telephone: 377-2393

Route 2 Office -- Latham
201 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-4744

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: 377-8517

Shoppers' World Office
Old Rte. 146 and Plank Rd.
Clifton Park, NY
Telephone: 383-6850

South Glens Falls Office
Glengate Shopping Plaza
133 Saratoga Road, Suite 1
South Glens Falls, NY
Telephone: 793-7668

State Farm Rd. Office
2050 Western Ave.
Guilderland, NY
Telephone: 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: 436-9043

State St. Schenectady Office
320 State St.
Schenectady, NY
Telephone: 377-3311

Stuyvesant Plaza Office
Western Ave. at Fuller Rd.
Albany, NY
Telephone: 489-2616

Tanners Main Office
345 Main St.
Catskill, NY
Telephone: 943-2500

Tanners West Side Office
238 West Bridge St.
Catskill, NY
Telephone: 943-5090

Troy Office
5th Ave. and State St.
Troy, NY
Telephone: 274-5420

Union Street East Office
1700 Union St.
Schenectady, NY
Telephone: 382-7511

Upper New Scotland Office
583 New Scotland Ave.
Albany, NY
Telephone: 438-6611

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: 877-8069

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: 286-2674

                                   TRUSTCO
                                Bank Corp NY

General Information


ANNUAL MEETING
Monday, May 19, 2003
10:00 AM
Glen Sanders Mansion
1 Glen Avenue
Scotia, NY 12302


CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311


DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan is free of administrative charges, and provides a convenient method of acquiring additional shares. Trustco Bank acts as administrator for this service, and is the agent for shareholders in these transactions. Shareholders who want additional information may contact the TrustCo Shareholder Services Department at (518) 381-3601.


DIRECT DEPOSIT OF DIVIDENDS

Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write the TrustCo Shareholder Services Department at the corporate headquarters address listed on this page.


DUPLICATE MAILING NOTIFICATION

If you are a shareholder of record and are currently receiving multiple copies of TrustCo's annual and quarterly reports, please contact the TrustCo Shareholder Services Department at (518) 381-3601, or at the corporate headquarters address listed on this page.


EQUAL OPPORTUNITY AT TRUSTCO

Trustco Bank is an Affirmative Action Equal Opportunity Employer.


FORM 10-K

TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Henry C. Collins, Secretary, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.


NASDAQ SYMBOL: TRST

The Corporation's common stock trades on The Nasdaq Stock Market(SM) under the symbol TRST.


SUBSIDIARIES:

Trustco Bank               Trustco Financial Corp.
Glenville, New York        Canajoharie, New York

ORE Subsidiary Corp.       Trustco Realty Corp.
Schenectady, New York      Glenville, New York

Member FDIC


TRANSFER AGENT
Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380

Trustco Bank(R) is a registered service mark with the U.S. Patent & Trademark Office.

                                     48