Form 10-K, Exhibit 13
period 2003-12-31
TRUSTCO BANK CORP N Y
filed 2004-03-12
CIK 357301

TRUSTCO

                                  BANK CORP NY

                                 ANNUAL REPORT

                                      2003

(LOGO)
TRUSTCO
Bank Corp NY


TrustCo Bank Corp NY is a one bank financial services company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State. The Company's principal subsidiary, Trustco Bank, operates 69 community banking offices offering 50 drive-up windows and 64 Automatic Teller Machines throughout the Bank's market area. The Company serves three states and 16 counties with a broad range of community banking services.


Financial Highlights

(dollars in thousands, except per share data)

                                                                                              Years ended December 31,

                                                                                                                        Percent
                                                                                      2003           2002               Change
Income:
  Net interest income (Taxable Equivalent)                                            $  102,752        103,289          (0.52)%
  Net income                                                                              53,031         49,244           7.69

Per Share:
  Basic earnings                                                                            .713           .678           5.16
  Diluted earnings                                                                          .704           .660           6.67
  Tangible book value                                                                       3.06           3.16          (3.16)

Average Balances:
  Assets                                                                               2,710,175      2,693,505           6.19
  Loans, net                                                                           1,275,023      1,512,448         (15.70)
  Deposits                                                                             2,340,827      2,212,440           5.80
  Shareholders' equity                                                                   225,045        214,963           4.69

Financial Ratios:
  Return on average assets                                                                  1.96%          1.83           7.10
  Return on average equity <F1>                                                            26.21          26.08           0.50
  Tier 1 capital to:
    Total average assets (leverage)                                                         7.53           7.78          (3.21)
    Risk-adjusted assets                                                                   16.54          15.48           6.85
  Total capital to risk-adjusted assets                                                    17.82          16.77           6.26
  Net loans charged off to average loans                                                     .39            .40          (2.50)
  Allowance for loan losses as a coverage of nonperforming loans                            15.0x          10.7          40.19
  Efficiency ratio                                                                         38.33          36.66          (4.56)
  Dividend payout ratio                                                                    83.98          88.60          (5.21)


<F1> Excludes the market adjustment on securities available for sale.





Per share information of common stock

                                                                                Tangible   Range of Stock
                                                Basic    Diluted       Cash       Book          Price
                                             Earnings   Earnings   Dividend      Value      High    Low

2002
  First quarter                                 $.172       .166       .150      2.89      13.50   11.50
  Second quarter                                 .174       .169       .150      3.00      13.45   10.85
  Third quarter                                  .183       .179       .150      3.08      13.35    8.75
  Fourth quarter                                 .148       .146       .150      3.16      11.53    9.50

2003
  First quarter                                  .178       .175       .150      3.12      11.40    9.50
  Second quarter                                 .180       .178       .150      3.16      11.75    9.72
  Third quarter                                  .192       .189       .150      3.14      13.47   10.81
  Fourth quarter                                 .163       .161       .150      3.06      14.25   12.25


                             MAP OF BRANCH LOCATIONS OMITTED

(LOGO)
TRUSTCO
Bank Corp NY


                              Table of Contents

Financial Highlights                                               1

President's Message                                                4

Management's Discussion and Analysis
  of Financial Condition and Results of Operations                 6

Average Balances, Yields
  and Net Interest Margins                                        13

Glossary of Terms                                                 26

Management's Statement of Responsibilities                        27

Independent Auditors' Report                                      28

Consolidated Financial Statements and Notes                       29

Officers and Board of Directors                                   46

Officers of Trustco Bank                                          46

Branch Locations                                                  47

General Information                                               48


TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

(LOGO)
TRUSTCO
Bank Corp NY


                             President's Message

Dear Shareholders:

   I am pleased to report that our 2003 annual report contains more of what you, our shareholders, have come to expect from TrustCo. We are continuing on our steady and deliberate path to increase shareholder value by delivering superior financial performance and by building a strong community banking franchise in New York and Florida. For 2003 TrustCo delivered record results and generated the kind of growth that will help sustain our performance into the future.
   In January 2004 the Board of Directors appointed me the President and Chief Executive Officer of TrustCo Bank Corp NY and Trustco Bank. Robert T. Cushing assumed the role of Executive Vice President and Chief Financial Officer and Scot R. Salvador became Executive Vice President and Chief Banking Officer. These changes position us for growth into the future, streamline decision making and allow each of us to focus on specific areas of the bank. Senior Vice President Nancy A. McNamara will be retiring in May of 2004.
   Outstanding customer service and strong deposit growth coupled with our solid revenue base and consistently strong credit quality drove our financial results. We are pleased by our New York and Florida branch expansion program which saw four branches opened in the Orlando, Florida region, two in the downstate New York region and one in Saratoga Springs, New York during 2003. We are excited about these opportunities and the challenge of delivering the TrustCo products and services to these new communities. We are pleased to be a part of these new communities while we expand the foundation and roots of our Company in Upstate New York.
   Thanks to the hard work of our employees and our unique ability to make decisions and adjust swiftly and resolutely to changing market conditions, our Company generated record earnings of $53.0 million. And we enter 2004 in a much better competitive position than most others in our industry. While the national economic recovery is beginning to show signs of strengthening this poses unique opportunities for us to expand our marketing and sales effort and to capitalize on the decisions we made in 2003 that prepared us for these more potentially robust conditions going forward.
   During 2003, TrustCo declared cash dividends of $0.60 per common share, which amounts to total dividends of $44.5 million to our shareholders. Over the last five years TrustCo paid cash dividends to shareholders representing approximately 84% of total net income earned during that time period. It continues to be our belief that excess capital should be returned to shareholders in the form of cash dividends. We also believe that it is prudent to retain sufficient capital so as to support our growth goals and to remain well capitalized for regulatory purposes.

(LOGO)
TRUSTCO
Bank Corp NY


                       President's Message (continued)

Financial Highlights

   Net income for the year was $53.0 million representing an increase of 7.7% over the $49.2 million earned in 2002. These results translate into diluted earnings per share of $0.704 in 2003 and $0.660 in 2002. Our return on shareholders' equity was 26.21% in 2003 and 26.08% in 2002.
   Cost controls are always an element of TrustCo's success and again in 2003 we achieved world class results. Our efficiency ratio of 38.3% in 2003 and 36.7% in 2002 placed us among the most efficient banking organizations in the nation. These results continue a long tradition at TrustCo of delivering high quality customer service at low cost.
   Our long-term objectives are for controlled growth and steady increases in earnings. To realize these objectives we will continue to refine our balance sheet, expand into new market territories and focus on the core principles of asset quality and cost controls.
   I would like to recognize the significant contributions of the people that make up this wonderful organization from our Board of Directors to all of the dedicated employees in each department and branch throughout the organization.
   It is with a great deal of pride that I announce another year of record earnings and look forward to meeting the opportunities and challenges of 2004. Thank you for your support.

Sincerely,

/s/ Robert J. McCormick

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

(LOGO)
TRUSTCO
Bank Corp NY


         Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

   The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company", "TrustCo" or the "Bank"), and Trustco Bank during 2003 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2003 should be read in conjunction with this review. Certain amounts in years prior to 2003 have been reclassified to conform with the 2003 presentation.

Overview

   TrustCo recorded net income of $53.0 million or $0.704 of diluted earnings per share for the year ended December 31, 2003, compared to $49.2 million or $0.660 per share for the year ended December 31, 2002. This represents an increase of 7.7% in net income between 2002 and 2003.
   During 2003, the following had a significant effect on net income:

     o an increase in the average balance of interest earning assets of $26.9 million offset by a reduction of six basis points ("bp") in the net interest margin between 2002 and 2003,

     o a reduction in the provision for loan loss from $1.4 million in 2002 to $1.2 million in 2003,

     o the recognition of net securities gains of $9.8 million in 2003 compared to $7.5 million recorded in 2002 and,

     o a decrease in noninterest expense of $6.8 million to $48.5 million for 2003 resulting in an efficiency ratio of 38.33%.


Return on Equity

2001  25.31%
2002  26.08%
2003  26.21%



MIX OF AVERAGE EARNING ASSETS


(dollars in thousands)                                                         2003        2002            Components of
                                                                                vs.         vs.         Total Earning Assets
                                           2003         2002         2001      2002        2001        2003      2002    2001

Loans, net of unearned income        $1,275,023    1,512,448    1,518,768    (237,425)    (6,320)      48.9%     58.6    63.9
Securities available for sale:
  U.S. Treasuries and agencies          506,608      185,462      167,348     321,146     18,114       19.4       7.2     7.0
  States and political subdivisions     203,718      222,696      203,247     (18,978)    19,449        7.8       8.6     8.6
  Mortgage-backed securities             60,248       62,494      134,472      (2,246)   (71,978)       2.3       2.4     5.7
  Other                                  63,331       97,404       76,602     (34,073)    20,802        2.5       3.8     3.2

  Total securities available
    for sale                            833,905      568,056      581,669     265,849    (13,613)      32.0      22.0    24.5

Federal funds sold                      492,262      479,765      271,848      12,497    207,917       18.9      18.6    11.4
Other short-term investments              5,102       19,110        4,074     (14,008)    15,036        0.2       0.8     0.2

Total earning assets                 $2,606,292    2,579,379    2,376,359      26,913    203,020      100.0%    100.0   100.0


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

   TrustCo has performed well with respect to a number of key performance ratios during 2003 and 2002, including:

     o    return on average equity of 26.21% for 2003 and 26.08% for 2002,

     o    return on average assets of 1.96% for 2003 and 1.83% for 2002, and

     o    efficiency ratio of 38.33% for 2003 and 36.66% for 2002.

   In response to opportunities for growth, the Board of Directors announced a management reorganization during the fourth quarter of 2003. Effective January 1, 2004 Robert J. McCormick became President and Chief Executive Officer of both TrustCo Bank Corp NY and Trustco Bank. Robert T. Cushing was named Executive Vice President and Chief Financial Officer of TrustCo Bank Corp NY and Trustco Bank. Additionally, Scot R. Salvador has become Executive Vice President and Chief Banking Officer. As previously announced, Senior Vice President Nancy A. McNamara will retire in May 2004.
   TrustCo's operations focus on providing high quality service to the communities served by the branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry. Changes in net interest income have the greatest impact on net income.
   National economic policies have caused interest rates to drop dramatically in the Company's marketplace over the past two years. As a result, mortgage loan interest rates have decreased to historically low levels, providing TrustCo's existing mortgage loan customers the opportunity to refinance loans at significantly lower interest rates. TrustCo reinvested funds from loan refinancings into the securities available for sale portfolio. The improvement in the bond market provided an opportunity to reinvest these funds at attractive interest rates. The average balance of the residential real estate loan portfolio decreased by $257.4 million during the year while the average balance of securities available for sale increased by $265.8 million. In essence, this was a restructuring of the balance sheet from "loans" to "securities available for sale".
   As a result of its move to a federal savings bank thrift charter in 2002 Trustco Bank was required to divest of existing municipal deposit relationships. Since the conversion date, TrustCo has experienced an outflow of $64.0 million in municipal deposits.



LOAN PORTFOLIO


(dollars in thousands)                                                 As of December 31,

                                               2003                           2002                    2001

                                       Amount        Percent        Amount       Percent        Amount     Percent

Commercial                           $   190,501      16.4%       $199,795        14.1%       $212,246      13.6%
Real estate - construction                 7,476       0.6           7,252         0.5          12,214       0.8
Real estate - mortgage                   779,227      67.0       1,059,035        74.4       1,189,686      76.4
Home equity lines of credit              171,078      14.7         139,294         9.8         122,332       7.9
Installment loans                         14,365       1.3          17,465         1.2          20,979       1.3

Total loans                            1,162,647     100.0%      1,422,841       100.0%      1,557,457     100.0%
Less: Unearned income                        381                       540                         771
     Allowance for loan losses            48,739                    52,558                      57,203

Net loans                             $1,113,527                $1,369,743                  $1,499,483



                                                                        Average Balances

                                         2003              2002                2001               2000               1999

                                    Amount  Percent   Amount  Percent     Amount  Percent    Amount  Percent    Amount  Percent

Commercial                       $  199,729    15.7% $  198,566    13.1% $  195,152   12.8%   $179,952   12.9%   $174,434    13.1%
Real estate - construction            6,684     0.5       9,752     0.7      14,526    1.0      18,338    1.3      17,440     1.3
Real estate - mortgage              899,415    70.5   1,156,779    76.4   1,161,521   76.4   1,040,127   74.5     973,336    73.2
Home equity lines of credit         155,185    12.2     129,847     8.6     125,778    8.3     134,459    9.6     141,488    10.6
Installment loans                    14,460     1.1      18,181     1.2      22,687    1.5      23,471    1.7      23,725     1.8

Total loans                       1,275,473   100.0%  1,513,125   100.0%  1,519,664  100.0%  1,396,347  100.0%  1,330,423   100.0%
Less: Unearned income                   450                 677                 896                933                965
      Allowance for loan losses      51,311              56,525              57,398             56,362             56,449

Net loans                        $1,223,712           1,455,923           1,461,370          1,339,052          1,273,009


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

Taxable Equivalent
Net Interest Income (dollars in millions)

2001  $102.4
2002  $103.3
2003  $102.8

Even with this outflow, the average balance of deposits increased by $128.4 million during the year. Also, during 2003 the average balance of short-term borrowings decreased by $102.6 million as a result of eliminating the Trustco Short Term Investment Account and moving those trust department funds to independent third party funds. The decision by the Trust Department was to move these overnight deposits to independent third parties so as to create additional opportunities for its customers. The funds that Trustco Bank received from the Short Term Investment Account were invested in overnight deposits. There was very little spread between the earnings on the investment and the interest expense on the account. Though both of these events caused an outflow of funds, total average interest bearing liabilities actually increased during the year by $29.5 million.
   TrustCo continues to open new branch locations. During 2003 seven new branches were added to the franchise - one in Saratoga County, New York, two in Westchester County, New York and four in Seminole County, Florida. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2004, this strategy will lead to the opening of eight to ten new branches. Management believes that expanding into central Florida and the lower-Hudson Valley region of New York State has been a success. The new branches have all of the same products and features found at the other sixty-two existing locations. Due to a combination of competitive rates, excellent service and convenient locations, management belives that each of the new branches has successfully attracted deposit and loan customers and has been a welcome addition to these communities.

Asset/Liability Management

   In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 96.2% and 95.8% of average total assets for 2003 and 2002, respectively.
   TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so called hot money; rather the Company focuses on core relationships with both depositors and borrowers.
   TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for understood and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.
   The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.

Interest Rates

   TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations, and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates, and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.
   One of the most important interest rates used to control the economy is the "federal funds" rate. This is the rate utilized within the banking system for overnight borrowings for institutions of the highest credit quality. In 2002 the federal funds rate began the year at 1.75% and ended at 1.25%. The rate dropped another 25 bp during 2003 to end the year at 1%. The federal funds rate impacts other economic rates, one of which is the prime rate. The prime rate began 2002 at 4.75%, decreasing to 4.25% by year-end. It dropped another 25 bp during 2003 to end the year at 4%.
   The principal loan product for TrustCo is residential real estate loans. Interest rates on new residential real estate loan originations are influenced principally by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell any loans into the secondary market, the Company establishes rates that management determines are

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES


(dollars in thousands)                                           December 31, 2003

                                                          After 1 Year
                                             In 1 Year      But Within             After
                                              or Less          5 Years           5 Years            Total

Commercial                                   $ 80,619           52,364            57,518          190,501
Real estate construction                        7,476               --                --            7,476

Total                                          88,095           52,364            57,518          197,977

Predetermined rates                            19,188           52,064            57,518          128,770
Floating rates                                 68,907              300                --           69,207

Total                                        $ 88,095           52,364            57,518          197,977


appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. During 2003, the prevailing interest rates on residential real estate loans provided an opportunity for customers to refinance their loans at historically low rates. As a result of refinance activity, the average balance of the residential real estate loan portfolio decreased $257.4 million in 2003.
   Interest rates paid on deposits decreased as a result of the overall reductions in interest rates in the marketplace. TrustCo offered interest rates on deposit products that were competitive with other local financial institutions while at the same time keeping pace with the overall reduction in rates in the marketplace. As a result of the low interest rate environment, certain customers responded to these marketplace changes by opening short-term certificates of deposit or placing their funds in savings accounts.

Earning Assets

   Average earning assets during 2003 were $2.61 billion, which was an increase of $26.9 million from the prior year. This increase was primarily the result of growth in the average balance of securities available for sale of $265.8 million offset by a $237.4 million decrease in the average balance of loans. As previously noted, these changes resulted from mortgage loan customers refinancing with other financial institutions and investment of the loan payoffs into investment securities.
   Total average assets were $2.71 billion for 2003 and $2.69 billion for 2002.
   The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels.

Loans

   Average loans decreased $237.4 million during 2003. Interest income on the loan portfolio also decreased to $87.7 million in 2003 from $112.1 million in 2002. The average yield decreased from 7.41% in 2002 to 6.88% in 2003.
   TrustCo has distinguished itself in the Upstate New York region as one of the principal originators of residential real estate loans. Through aggressive marketing and pricing and a customer-friendly service delivery network, TrustCo has attempted to limit the amount of mortgage loans refinanced with other institutions. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or payment insurance and quick loan approvals were identified and aggressively marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. While management believes this policy ultimately benefits the borrower, it can result in slightly higher rates as compared to the local competition. Despite these efforts, certain existing and potential borrowers chose to refinance/originate their loans with institutions offering lower rates, resulting in a decline in the balance of this portfolio. The average balance of residential real estate loans was $899.4 million in 2003 and $1.16 billion in 2002. Income on residential real estate loans decreased to $64.9 million in 2003 from $87.7 million in 2002. The yield on the portfolio decreased to 7.22% for 2003 from 7.55% in 2002 due to general changes in retail rates in the marketplace. Though there remains a debate among nationally recognized economists, the Company believes the general tenor of the economy is for improvement and consequently, increases in long-term interest rates. As a result, the significant amount of refinancing that has occurred during 2002 and

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

2003 may not continue in 2004. Assuming a slowdown in refinancing, TrustCo anticipates that the unique features of its mortgage loan products will once again attract customers.
   The overwhelming majority of TrustCo's real estate loans are secured by properties within the Bank's market area. Management's specific knowledge of local market conditions and trends is considered a benefit both for marketing and collection purposes. During 2003, management continued its established practice of retaining all new loan originations in the Bank's portfolio rather than selling them in the secondary market. This practice positions TrustCo to respond quickly to customer and market needs by allowing TrustCo and the customers to interact on a one-to-one basis. The overall result is that TrustCo is able to develop long-term business relationships with customers and meet their needs quickly.
   The decrease in yields earned on the commercial and home equity loan portfolios is apparent in light of decreases in the benchmark interest rate indexes - primarily the federal funds rate and prime rate. The average yield earned on these loan portfolios during 2003 was 62 bp and 65 bp less than what was earned during 2002, respectively.
   Average commercial loans of $199.7 million in 2003 increased $1.1 million from $198.6 million in 2002. The average yield on the commercial loan portfolio decreased to 7.36% for 2003 compared to 8.10% for 2002. This resulted in income on commercial loans of $14.7 million in 2003 and $16.1 million in 2002.
   TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in Trustco Bank's market region. Trustco Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios.
   TrustCo's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market area with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The commercial loan portfolio reflects the diversity of businesses found in the Capital Region's economy. Light manufacturing, retail, service, and real estate related business are a few examples of the types of businesses located in the Company's market area.
   TrustCo has a long-standing leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and has developed significant expertise with respect to its risks and rewards. During 2003, the average balance of home equity credit lines was $155.2 million, an increase from $129.8 million in 2002. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield decreased to 4.01% for 2003 from 4.66% in 2002. This resulted in interest income on home equity credit lines of $6.2 million in 2003, compared to $6.1 million in 2002.
   The average balance of installment loans, net of unearned income, decreased to $14.0 million in 2003 from $17.5 million in 2002. The yield on installment loans decreased 1 basis point to 12.82% in 2003, resulting in interest income of $1.8 million.

Securities available for sale: The portfolio of securities available for sale is managed by the Company to take advantage of changes in interest rates. Securities available for sale are used primarily for liquidity purposes while simultaneously producing earnings, and are managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.
   The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.
   At December 31, 2003, securities available for sale amounted to $1.18 billion, compared to $653.2 million at year end 2002. For 2003, the average balance of securities available for sale was $833.9 million with an average yield of 6.01%, compared to an average balance in 2002 of $568.1 million with an average yield of 7.18%.
   The taxable equivalent income earned on the securities portfolio in 2003 was $50.2 million, compared to $40.8 million earned in 2002. Increases in both the 2003 average balance for the year and the actual balance at year end of securities available for sale were the result of efforts to invest the funds from mortgage refinancings and deposit inflows into

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

investment securities available for sale. The interest rates on the securities purchased during the year were attractive as compared to investing the funds in overnight federal funds and when compared to the Company's overall cost of funding. Federal funds sold and other short-term investments yielded an average rate of return of 1.14% for the year. Interest income was positively affected by choosing to invest the funds in the securities available for sale portfolio at significantly higher interest rates. The additional interest earned on these securities helped offset lower income on the mortgage loan portfolio. All security purchases continue to be made in accordance with management's long standing investment policies. Management believes these additional investments offer the best combination of yield and credit protection.
   During 2003, TrustCo recognized approximately $9.8 million of net gains from securities transactions, compared to approximately $7.5 million in 2002. In addition, throughout 2003, TrustCo sold securities to provide liquidity for potential reinvestment at higher interest rates. This created liquidity and eliminated lower yielding assets from the securities portfolio. At year end 2003, TrustCo continued to have significant liquidity in the form of $355.3 million of federal funds sold and other short-term investments.
   TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a constant earnings stream that meets or exceeds alternative rates offered in the marketplace.
   Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2003 and 2002, the market value of TrustCo's portfolio of securities available for sale carried net unrealized gains of approximately $35.0 million and $45.9 million, respectively.

   Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2003. Mortgage-backed securities are


SECURITIES AVAILABLE FOR SALE


(dollars in thousands)                                                        As of December 31,

                                                          2003                       2002                     2001

                                                 Amortized      Market     Amortized      Market     Amortized     Market
                                                      Cost       Value          Cost       Value          Cost      Value

U.S. Treasuries and agencies                      $863,528     863,659       224,576     230,428       155,902    160,372
States and political subdivisions                  182,118     191,727       223,873     235,495       213,341    216,566
Mortgage-backed securities                          64,718      66,322        49,537      52,591        93,626     96,621
Other                                                  685         685        26,068      26,138        17,614     17,613

  Total debt securities available for sale       1,111,049   1,122,393       524,054     544,652       480,483    491,172
Equity securities                                   30,880      54,533        83,246     108,511        69,984     95,928

  Total securities available for sale           $1,141,929   1,176,926       607,300     653,163       550,467    587,100




SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:


(dollars in thousands)                                                              As of December 31, 2003

                                                                           Based on                        Based on
                                                                        Final Maturity                     Call Date

                                                                    Amortized        Market         Amortized        Market
                                                                         Cost         Value              Cost         Value

Within 1 year                                                      $      956           959           879,284       879,970
1 to 5 years                                                            3,946         3,997            78,708        83,516
5 to 10 years                                                          94,350        93,924           133,408       138,880
After 10 years                                                      1,011,797     1,023,513            19,649        20,027

  Total debt securities available for sale                         $1,111,049     1,122,393         1,111,049     1,122,393


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

reported using an estimate of average life; equity securities are excluded.
   The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2003, based on the final maturity of the securities. Mortgage-backed securities are stated using estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

   Federal funds sold and other short-term investments: During 2003, the average balance of federal funds sold and other short-term investments was $497.4 million, a slight decrease from $498.9 million in 2002. The average rate earned on these assets was 1.70% in 2002 and 1.14% in 2003. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.
   During 2002 and 2003, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are all market instruments.

Funding Sources

   TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.

   Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.34 billion in 2003, compared to $2.21 billion in 2002, an increase of $128.4 million. Increases were noted in all categories of accounts, other than demand deposits. The average balance of interest bearing checking accounts increased by


SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:

(dollars in thousands)                                                  As of December 31, 2003

                                                                               Maturing:

                                                                After 1           After 5
                                              Within           But Within        But Within        After
                                              1 Year            5 Years          10 Years         10 Years           Total

U.S. Treasuries and agencies
  Amortized cost                             $    499               499            74,870          787,660           863,528
  Market value                                    499               502            73,882          788,776           863,659
  Weighted average rate                          2.00%             1.67              5.23             5.86              5.35
States and political subdivisions
  Amortized cost                             $    455             2,384             9,515          169,764           182,118
  Market value                                    458             2,404             9,908          178,957           191,727
  Weighted average rate                          4.35              5.03              5.44             5.36              5.35
Mortgage-backed securities
  Amortized cost                             $      2               428             9,915           54,373            64,718
  Market value                                      2               456            10,084           55,780            66,322
  Weighted average rate                          7.95%             7.92              4.56             5.83              5.65
Other
  Amortized cost                             $     --               635                50               --               685
  Market value                                     --               635                50               --               685
  Weighted average rate                            --%             4.56              3.32               --              4.47

Total debt securities available for sale
  Amortized cost                             $    956             3,946            94,350        1,011,797         1,111,049
  Market value                                    959             3,997            93,924        1,023,513         1,122,393
  Weighted average rate                          3.13%             4.84              5.18             5.78              5.72


Weighted average rates have not been adjusted for any tax-equivalent factor.

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS


(dollars in thousands)                                 2003                        2002                          2001

                                                       Interest                    Interest                      Interest
                                           Average     Income/   Average  Average  Income/   Average    Average  Income/    Average
                                           Balance     Expense    Rate    Balance  Expense    Rate      Balance  Expense     Rate

Assets
  Loans, net of unearned income          $1,275,023    87,669     6.88%  1,512,448   112,085   7.41%   1,518,768 119,507     7.87%

  Securities available for sale:
    U.S. Treasuries and agencies            506,608    25,989     5.13     185,462    11,669   6.29      167,348  12,083     7.22
    States and political subdivisions       203,718    16,131     7.92     222,696    17,917   8.05      203,247  16,305     8.02
    Mortgage-backed securities               60,248     3,618     6.01      62,494     4,483   7.17      134,472  10,653     7.92
    Other                                    63,331     4,430     7.00      97,404     6,697   6.88       76,602   5,782     7.55

    Total securities available for sale     833,905    50,168    6.015      68,056    40,766   7.18      581,669  44,823     7.71

  Federal funds sold                        492,262     5,607     1.14     479,765     8,027   1.67      271,848  10,755     3.96
  Other short-term investments                5,102        47     0.93      19,110       431   2.26        4,074      94     2.30

    Total interest earning assets         2,606,292   143,491     5.50%  2,579,379   161,309   6.25%   2,376,359 175,179     7.37%

  Allowance for loan losses                 (51,311)                       (56,525)                      (57,398)
  Cash and noninterest earning assets       155,194                        170,651                       169,208

    Total assets                         $2,710,175                      2,693,505                     2,488,169

Liabilities and shareholders' equity
  Interest bearing deposits:
    Interest bearing checking accounts   $  320,179     1,678     0.52%    306,856     3,124   1.02%     283,165   3,004     1.06%
    Savings                                 759,308     8,795     1.16     701,966    12,758   1.82      617,024  15,574     2.52
    Time deposits and money markets       1,072,078    29,370     2.74   1,010,529    39,268   3.89      946,332  47,485     5.02

    Total interest bearing deposits       2,151,565    39,843     1.85   2,019,351    55,150   2.73    1,846,521  66,063     3.58

  Short-term borrowings                     107,799       877     0.81     210,363     2,840   1.35      205,821   6,655     3.23
  Long-term debt                                326        19     5.80         510        30   5.91          758      45     5.90

    Total interest bearing liabilities    2,259,690    40,739     1.80%  2,230,224    58,020   2.60%   2,053,100  72,763     3.54%

  Demand deposits                           189,262                        193,089                       181,129
  Other liabilities                          36,178                         55,229                        51,092
  Shareholders' equity                      225,045                        214,963                       202,848

    Total liabilities and
      shareholders' equity               $2,710,175                      2,693,505                     2,488,169

Net interest income                                   102,752                        103,289                     102,416

Net interest spread                                               3.70%                        3.65%                         3.83%

Net interest margin (net interest income
  to total interest earning assets)                               3.94                         4.00                          4.31


Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5%, for 2003, 35.0% and 8.0%, for 2002, and 35.0% and 8.5% for 2001. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $22.7 million, $26.1 million, and $23.0 million in 2003, 2002, and 2001, respectively, net of unrealized appreciation, net of tax, in the available for sale securities portfolio. Nonaccrual loans are included in average loans.

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

$13.3 million to $320.2 million in 2003. Money market accounts had an average balance of $117.5 million in 2002 compared to $149.5 million in 2003. Savings account balances increased from $702.0 million in 2002 to $759.3 million in 2003, an increase of 8.2%. Time deposits increased on average by $29.5 million and demand deposits decreased by $3.8 million during 2003 compared to 2002.
   The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Another contributing factor is the moving of funds by customers away from the stock and bond markets and back into the banking system. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.
   The overall cost of interest bearing deposits was 1.85% in 2003 compared to 2.73% in 2002. The increase in the average balance of interest bearing deposits, offset by an 88 basis point decrease in the average cost, resulted in a decrease of approximately $15.3 million in interest expense to $39.8 million in 2003.
   The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, TrustCo is able to attract deposit customers looking for a long-term banking relationship, and to cross sell banking services utilizing the deposit account relationship as the starting point.
   Other funding sources: The Company had $107.8 million of average short-term borrowings outstanding during 2003 compared to $210.4 million in 2002. The average cost of short-term borrowings was 0.81% in 2003 and 1.35% in 2002. This resulted in a decrease in interest expense of approximately $2.0 million.
   In years prior to 2003, the majority of average short-term borrowing consisted of the Trustco Short-Term Investment Account, which was developed by Trustco Bank to facilitate overnight deposits from the Company's Trust Department. Daily balances were transferred by the Trust Department into this account, and were collateralized by securities owned by Trustco Bank. During 2003, the decrease in short-term borrowing is due to the decision to move the Trust Department balances from the Trustco Short-Term Investment Account to independent third-party funds.



MIX OF AVERAGE SOURCES OF FUNDING


(dollars in thousands)                                                               2003      2002       Components of
                                                                                      vs.       vs.       Total Funding
                                                2003         2002         2001       2002      2001     2003    2002   2001

Demand deposits                           $  189,262      193,089      181,129     (3,827)   11,960      7.7%    8.0    8.1
Retail deposits:
  Savings                                    759,308      701,966      617,024     57,342    84,942     31.0    29.0   27.6
  Time deposits under $100 thousand          767,505      766,133      751,612      1,372    14,521     31.3    31.6   33.6
  Interest bearing checking accounts         320,179      306,856      283,165     13,323    23,691     13.1    12.7   12.7
  Money market deposits                      149,520      117,478       64,350     32,042    53,128      6.1     4.8    2.9

  Total retail deposits                    1,996,512    1,892,433    1,716,151    104,079   176,282     81.5    78.1   76.8

  Total core deposits                      2,185,774    2,085,522    1,897,280    100,252   188,242     89.2    86.1   84.9

Time deposits over $100 thousand             155,053      126,918      130,370     28,135    (3,452)     6.4     5.2    5.9
Short-term borrowings                        107,799      210,363      205,821   (102,564)    4,542      4.4     8.7    9.2
Long-term debt                                   326          510          758       (184)     (248)      --      --     --

  Total purchased liabilities                263,178      337,791      336,949    (74,613)      842     10.8    13.9   15.1

  Total sources of funding                $2,448,952    2,423,313    2,234,229     25,639   189,084    100.0%  100.0  100.0


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


AVERAGE DEPOSITS BY TYPE OF DEPOSITOR


(dollars in thousands)                                                      Years Ended December 31,

                                                             2003         2002         2001         2000         1999

Individuals, partnerships and corporations               $2,318,424    2,150,986    1,947,700    1,922,399    1,984,359
U.S. Government                                                  73           35           83           79           92
States and political subdivisions                             9,802       48,049       64,811       49,651       45,223
Other (certified and official checks, etc.)                  12,528       13,370       15,056       13,674       13,475

  Total average deposits by type of depositor            $2,340,827    2,212,440    2,027,650    1,985,803    2,043,149



MATURITY OF TIME DEPOSITS
OVER $100 THOUSAND

(dollars in thousands)          As of December 31, 2003

Under 3 months                                 $ 22,805
3 to 6 months                                    13,118
6 to 12 months                                   19,674
Over 12 months                                  114,826

Total                                          $170,423


Capital Resources

   Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company's growth.
   A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. All capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in


VOLUME AND YIELD ANALYSIS


(dollars in thousands)                               2003 vs. 2002                                2002 vs. 2001

                                          Increase       Due to       Due to           Increase        Due to       Due to
                                         (Decrease)      Volume       Rate            (Decrease)       Volume        Rate

Interest income (TE):
  Federal funds sold                    $ (2,420)           204       (2,624)           (2,728)         5,520        (8,248)
  Other short-term investments              (392)          (216)        (176)              337            339            (2)
  Securities available for sale:
    Taxable                               11,189         14,298       (3,109)           (5,669)        (2,548)       (3,121)
    Tax-exempt                            (1,787)        (1,507)        (280)            1,612          1,564            48

    Total securities available
      for sale                             9,402         12,791       (3,389)           (4,057)          (984)       (3,073)

  Loans                                  (24,416)       (18,178)      (6,238)           (7,422)          (754)       (6,668)

    Total interest income                (17,826)        (5,399)     (12,427)          (13,870)         4,121       (17,991)

Interest expense:
  Interest bearing checking accounts      (1,446)           131       (1,577)              120            245          (125)
  Savings                                 (3,963)           980       (4,943)           (2,816)         1,946        (4,762)
  Time deposits
     and money markets                    (9,898)         1,722      (11,620)           (8,217)         1,689        (9,906)
  Short-term borrowings                   (1,963)        (1,087)        (876)           (3,815)           144        (3,959)
  Long-term debt                             (11)           (11)          --               (15)           (15)           --

    Total interest expense               (17,281)         1,735      (19,016)          (14,743)         4,009       (18,752)

    Net interest income (TE)            $   (545)        (7,134)       6,589               873            112           761


Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 84.0% of net income in 2003, 88.6% for 2002 and 84.6% for 2001. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue. However, at this time, the Board of Directors has decided they would not increase the common stock cash dividend from the $0.60 per share in 2003. The Board concluded that increasing capital of the Company is an important element to support the new assets generated as a result of branch expansion anticipated in the coming years.
   TrustCo's Tier 1 capital was 16.54% of risk-adjusted assets at December 31, 2003, and 15.48% of risk-adjusted assets at December 31, 2002. Tier 1 capital to average assets at December 31, 2002 was 7.78%, as compared to 7.53% at year end 2003.
   At December 31, 2003 and 2002, Trustco Bank met regulators' definition of a well capitalized institution.

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


Dividends per Share

2001  $.541
2002  $.600
2003  $.600


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

Nonperforming Assets

   Nonperforming assets include loans in nonaccrual status, loans that have been treated as troubled debt restructurings, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.
   Nonperforming assets at year end 2003 totalled $3.3 million, a decrease of $1.7 million from the balance of $5.0 million at year end 2002. Nonperforming loans decreased from $4.9 million at year end 2002 to $3.3 million at year end 2003. Nonperforming loans as a percentage of the total loan portfolio were 0.28% in 2003 and 0.35% in 2002.
   Included in nonperforming loans at year end 2003 were no loans in nonaccrual status as compared to $615 thousand at year end 2002. There were no loans past due three payments or more and still accruing interest at year end 2003 and 2002. Restructured loans at year end 2002 were $4.3 million, compared to $3.3 million at year end 2003. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.
   All of the $3.3 million of nonperforming loans at December 31, 2003 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2002 and 2003 occurred in the residential real estate and retail consumer loan portfolios. During 2003, gross charge-offs of these types of loans were $9.2 million (which represented 95% of total gross charge-offs). In 2002, charge-offs for these types of loans were $7.4 million. In the past several years there has been a shift of charge-offs to

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

the residential real estate and retail consumer loan portfolios for several reasons, including:

     o the overall emphasis within TrustCo on residential real estate originations,

     o the relatively weak economic environment in the Upstate New York market, and

     o the relative stagnation in realizable real estate values that has occurred in much of TrustCo's market area.

   Consumer defaults and bankruptcies have continued to increase dramatically over the last several years, and this has led to an increase in defaults on loans.
   TrustCo strives to identify borrowers that are experiencing financial difficulties, and to work aggressively to minimize losses.
   TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region and avoids concentrations to any one borrower or any single industry.
   Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2003, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.
   TrustCo has no advances to borrowers or projects located outside the United States.

Allowance for Loan Losses

   The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The allowance is evaluated continuously, with emphasis on nonperforming and other loans that management believes warrant special attention. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.
   In determining the allowance for loan losses, management reviews past due information, historical charge-off data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

     o the magnitude and nature of recent loan charge offs and the shifting of charge-offs to the residential real estate loan portfolio,

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

   Consumer bankruptcies, and defaults in general, rose significantly during the past 15 years. This trend appears to be continuing as a result of economic turmoil and consumers' easy access to large amounts of credit. Job growth in the Upstate New York area has been modest to declining and there continues to be a shifting of higher paying jobs in manufacturing and government to lower paying service jobs. These trends continued in 2003 and are expected to continue in 2004.
   The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2003 and 2002 were $9.6 million and $8.4 million, respectively. Recoveries were $4.6 million in 2003 and $2.3 million in 2002. The provision recorded in 2003 was $1.2 million compared to $1.4 million in 2002.
   Net charge-offs as a percentage of average loans were 0.39% and 0.40% in 2003 and 2002, respectively.


NONPERFORMING ASSETS


(dollars in thousands)                                                          As of December 31,

                                                             2003           2002          2001           2000          1999

Loans in nonaccrual status                               $     --            615         1,090          4,395         4,433
Loans past due 3 payments or more                              --             --           801            896           509
Restructured loans                                          3,260          4,303         5,159          6,370         4,979

Total nonperforming loans                                   3,260          4,918         7,050         11,661         9,921
Foreclosed real estate                                         --             86           603          1,911         1,771

Total nonperforming assets                               $  3,260          5,004         7,653         13,572        11,692

Allowance for loan losses                                $ 48,739         52,558        57,203         56,298        55,820
Allowance coverage of nonperforming loans                   14.95x         10.69          8.11           4.83          5.63
Nonperforming loans as a % of total loans                    0.28%          0.35          0.45           0.79          0.73
Nonperforming assets as a % of total assets                  0.12           0.19          0.30           0.55          0.49


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

The allowance for loan losses as a percentage of loans outstanding was 4.17% at year end 2003 and 3.70% in 2002. The Company has a policy of recognizing problem loan charge-offs early and pursuing collection efforts aggressively. Management believes that this policy of early intervention has been a cornerstone of the strong lending performance that TrustCo has achieved.
   TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured since 1995 under a troubled debt restructuring, as impaired loans.


Allowance for
Loan Losses (dollars in millions)

2001  $57.2
2002  $52.6
2003  $48.7


   At year end 2003 and 2002, there were $3.1 and $4.1 million, respectively, of impaired loans. The average balances of impaired loans were $3.7 million during 2003 and $4.9 million during 2002.The Company recognized approximately $380 thousand of interest income on these loans in 2003 and $540 thousand in 2002.


Allowance to
Loans Outstanding

2001  3.67%
2002  3.70%
2003  4.17%


Market Risk

   The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Quantitative and Qualitative Disclosure about Market Risk

   TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base. Accordingly, TrustCo considers interest rate risk to be a significant market risk for the Company.
   Interest rate risk management focuses on maintaining consistent growth in net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of senior management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.
   The Company uses an internal simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model assumes a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.
   Using this internal simulation model, the fair values of capital projections as of December 31, 2003 are referenced on the following page. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)



SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)                                       2003           2002          2001           2000          1999

Amount of loans outstanding at end of year
  (less unearned income)                              $ 1,162,266      1,422,301     1,556,686      1,475,048     1,349,809
Average loans outstanding during year
  (less average unearned income)                        1,275,023      1,512,448     1,518,768      1,395,414     1,329,458

Balance of allowance at beginning of year                  52,558         57,203        56,298         55,820        54,375
Loans charged off:
  Commercial                                                  432            997         1,084          1,951           619
  Real estate                                               8,651          6,648         5,383          2,992         6,534
  Installment                                                 515            705           561            557           635

    Total                                                   9,598          8,350         7,028          5,500         7,788

Recoveries of loans previously charged off:
  Commercial                                                1,393            803         1,664            847         2,811
  Real estate                                               3,003          1,285         1,106            612         1,140
  Installment                                                 183            197           223            171           219

    Total                                                   4,579          2,285         2,993          1,630         4,170

Net loans charged off                                       5,019          6,065         4,035          3,870         3,618

Provision for loan losses                                   1,200          1,420         4,940          4,114         5,063
Allowance of acquired bank                                     --             --            --            234            --

Balance of allowance at end of year                  $     48,739         52,558        57,203         56,298        55,820

Net charge offs as a percent of average
  loans outstanding during year
  (less average unearned income)                              .39%           .40           .27            .28           .27
Allowance as a percent of loans outstanding
  at end of year                                             4.17           3.70          3.67           3.82          4.14



environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2003. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp and 200 bp or to decrease by 100 bp. The decrease in interest rates was limited to a 100 bp decline in rates due to the relatively low interest rate environment at year end 2003.


                              Estimated Percentage of
                              Fair value of Capital to
As of December 31, 2003         Fair value of Assets

+200 BP                                10.12%
+100 BP                                11.80
Current rates                          12.96
-100 BP                                13.61


At December 31, 2003 the book value of capital (excluding the market adjustment on securities available for sale) to assets was 7.45%.
   A secondary method to identify and manage the interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.
   Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements, and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate.
   The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances allow the Company to take on certain interest rate risk with respect to the asset side of the balance sheet.

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


INTEREST RATE SENSITIVITY


(dollars in thousands)

                                                                     At December 31, 2003

                                                               Repricing, or able to be repriced, in:

                                      0-90          91-365           1-5            Over 5           Rate
                                      days           days           years            years        Insensitive      Total

Total assets                        $678,744        132,670         386,789        1,481,923         97,993      2,778,119

Cumulative total assets             $678,744        811,414       1,198,203        2,680,126      2,778,119

Total liabilities
 and shareholders' equity           $ 90,608        221,485         430,263        1,345,604        690,159      2,778,119

Cumulative total liabilities
 and shareholders' equity           $ 90,608        312,093         742,356        2,087,960      2,778,119

Cumulative interest
 sensitivity gap                    $588,136        499,321         455,847          592,166
Cumulative gap as a % of interest
 earning assets for the period         86.65%         61.54           38.04            22.09
Cumulative interest sensitive
 assets to liabilities                749.10         259.99          161.41           128.36



   The table above presents an analysis of the interest-sensitivity gap position at December 31, 2003. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and rates specific to the Company.
   There are several significant shortcomings inherent in the gap analysis. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other interest rates may lag behind changes in market interest rates. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability strategy.

Liquidity Risk

   TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.
   The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives should abnormal situations develop.
   The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. For 2003, average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.19 billion, compared to $2.09 billion in 2002. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."
   In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2003, the average balance of purchased liabilities was $263.2 million, compared with $337.8 million in 2002 and $336.9 million in 2001.
   TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2003 and 2002, commitments to

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

extend credit in the form of loans, including unused lines of credit, amounted to $273.9 million and $253.0 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.
   The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.9 million and $1.7 million at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.
   TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $29.6 million in 2003, $27.3 million in 2002 and $25.8 million in 2001. Included in the 2003 results are $9.8 million of net securities gains compared with net gains of approximately $7.5 million in 2002 and $4.5 million in 2001. Excluding securities transactions, noninterest income was $19.8 million, in 2003 and 2002, and $21.3 million in 2001.
   The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $6.0 million in 2003, $6.8 million in 2002, and $7.8 million in 2001. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. Average assets under management by the Trust Department of $845.8 million in 2003 decreased $220.8 million from $1.1 billion in 2002. At December 31, 2003 and 2002 assets under management by the Trust Department were approximately $970 million and $897 million, respectively.
   Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

Noninterest expense: Noninterest expense was $48.5 million in 2003, compared with $55.3 million in 2002 and $51.3 million in 2001. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 38.3% in 2003, 36.7% in 2002 and 39.0% in 2001. The general industry goal is to be below 60% efficiency ratio. TrustCo has consistently outperformed this industry goal by a wide margin since 1994.
   Salaries and employee benefits are the most significant component of noninterest expense. For 2003, these expenses amounted to $20.4 million, compared with $22.3 million in 2002, and $25.9 million in 2001. The reduction in salaries and employee benefit expense is the result of reductions


NONINTEREST INCOME


(dollars in thousands)                                                                                  2003 vs. 2002
                                                             2003           2002          2001       Amount       Percent

Trust department income                                   $ 6,046          6,769         7,758         (723)       (10.7)%
Fees for services to customers                             10,896         10,305        10,363          591          5.7
Net gain on securities transactions                         9,807          7,499         4,517        2,308         30.8
Other                                                       2,900          2,725         3,164          175          6.4

  Total noninterest income                                $29,649         27,298        25,802        2,351          8.6%


(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


NONINTEREST EXPENSE


(dollars in thousands)                                                                                    2003 vs. 2002
                                                             2003           2002          2001         Amount         Percent

Salaries and employee benefits                            $20,449         22,338        25,879         (1,889)            (8.5)%
Net occupancy expense                                       6,265          5,594         5,523            671             12.0
Equipment expense                                           3,078          2,946         4,942            132              4.5
Professional services                                       3,040          8,987         2,717         (5,947)           (66.2)
Outsourced services                                         5,601          2,055           350          3,546            172.6
Charitable contributions                                      513          1,588           442         (1,075)           (67.7)
Other real estate income, net                                (457)          (348)         (748)          (109)            31.3
Other                                                       9,997         12,166        12,208         (2,169)           (17.8)

  Total noninterest expense                               $48,486         55,326        51,313         (6,840)           (12.4)%


in salary and bonus payments made to senior executives and the payment of a supplemental retirement expense for the former chief executive officer.
   Professional services expense decreased approximately $5.9 million as a result of expensing a $6.0 million consulting contract with the Company's former chief executive officer in 2002.
   TrustCo has entered into a multi-year contract with Fiserv Solutions, Inc. to perform certain operating procedures for the Bank. Services included with the contract are data and item processing for the Bank and trust operations. The annual cost of the contract is approximately $5 million. The cost of this contract is included in "outsourced services" above and has been offset by the elimination of certain other costs. The conversion to the Fiserv system was completed in the fourth quarter 2002.
   Charitable contributions expense decreased approximately $1.1 million as a result of an additional contribution made in 2002 in recognition of the 100 year anniversary of the Company.
   Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.


Efficiency Ratio

2001  39.0%
2002  36.7%
2003  38.3%


Income Tax

   In 2003, TrustCo recognized income tax expense of $23.3 million, as compared to $17.0 million in 2002 and $19.9 million in 2001. The tax expense on the Company's income was different than tax expense at the statutory rate of 35%, due primarily to tax exempt income and the effect of New York State income taxes.
     Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.
     Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $36.2 million and $33.5 million at December 31, 2003 and 2002, respectively, will be realized.

Contractual Obligations

   The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2003:

(dollars in thousands)             Payments Due by Period:

                      Less Than     1-3       3-5     More Than
                       1 Year      Years     Years     5 Years     Total

Federal Home
  Loan Bank
  borrowings          $    125        55        59        --         239
Operating leases         1,913     3,393     2,782    13,626      21,714

Total                   $2,038     3,448     2,841    13,626      21,953

   In addition, the Company is contractually obligated to pay Fiserv Solutions, Inc. approximately $5 million per year through 2006.

Impact of Inflation and Changing Prices

   The consolidated financial statements for years ended 2003, 2002 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)

power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.
     Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.
     As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

   In January 2003, the Financial Accounting Standards Board (FASB) issued FIN No. 46, "Consolidation of Variable Interest Entities" (FIN 46). The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 was effective for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 was to be effective for public companies on July 1, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN 46 (FIN 46R) which further delayed the effective date for public companies to March 31, 2004 for VIEs created prior to February 1, 2003, except for interests in special purpose entities for which a company must adopt either FIN 46 or FIN 46R as of December 31, 2003. The Company does not hold any interests in special purpose entities. Adoption of the requirements of FIN 46R is not expected to have a material impact on the Company's consolidated financial position, results of operations or liquidity.
   In April 2003, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this statement did not have any impact on the Company's consolidated financial statements.
   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer clarifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003, except for certain mandatorily redeemable financial instruments for which the effective date has been deferred indefinitely. The Company currently does not have any financial instruments that are within the scope of this statement. The adoption of this statement did not have any impact on the Company's consolidated financial statements.
   In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106". This statement prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. This statement generally is effective for fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company's disclosures in Note 9 to the consolidated financial statements incorporate the requirements of the revised Statement 132.
   In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". This FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The Company has elected to defer recognition of the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending. The Company does not believe this Act will have a material impact on the Company's consolidated financial statements.

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION
(dollars in thousands, except per share data)

                                                     2003                                             2002

                                 Q1        Q2         Q3        Q4       Year       Q1        Q2       Q3        Q4     Year

Income statement:
  Interest income             $35,401    34,745     32,041    34,943    137,130   39,063    38,952   38,507    37,213  153,735

  Interest expense             11,706    10,346      9,307     9,380     40,739   15,152    15,107   14,533    13,228   58,020

  Net interest income          23,695    24,399     22,734    25,563     96,391   23,911    23,845   23,974    23,985   95,715
  Provision for loan losses       300       300        300       300      1,200      520       300      300       300    1,420

  Net interest income
    after provision for
    loan losses                23,395    24,099     22,434    25,263     95,191   23,391    23,545   23,674    23,685   94,295
  Noninterest income            7,850     7,508     10,201     4,090     29,649    6,753     7,735    6,864     5,946   27,298
  Noninterest expense          12,669    12,579     11,600    11,638     48,486   12,393    13,717   11,422    17,794   55,326

  Income before
    income taxes               18,576    19,028     21,035    17,715     76,354   17,751    17,563   19,116    11,837   66,267
  Income tax expense            5,384     5,617      6,750     5,572     23,323    5,383     4,992    5,825       823   17,023

  Net income                  $13,192    13,411     14,285    12,143     53,031   12,368    12,571   13,291    11,014   49,244

Per share data:
  Basic earnings              $  .178      .180       .192      .163       .713     .172      .174     .183      .148     .678
  Diluted earnings               .175      .178       .189      .161       .704     .166      .169     .179      .146     .660
  Cash dividends declared        .150      .150       .150      .150       .600     .150      .150     .150      .150     .600


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

(LOGO)
TRUSTCO
Bank Corp NY


              Management's Discussion and Analysis (continued)


FIVE YEAR SUMMARY OF FINANCIAL DATA


(dollars in thousands, except per share data)                                  Years Ended December 31,

                                                             2003           2002          2001           2000          1999
Statement of income data:
  Interest income                                      $  137,130        153,735       168,660        173,702       167,205
  Interest expense                                         40,739         58,020        72,763         75,648        74,013

  Net interest income                                      96,391         95,715        95,897         98,054        93,192
  Provision for loan losses                                 1,200          1,420         4,940          4,114         5,063

  Net interest income after provision
    for loan losses                                        95,191         94,295        90,957         93,940        88,129
  Noninterest income                                       29,649         27,298        25,802         16,366        15,416
  Noninterest expense                                      48,486         55,326        51,313         47,767        45,636

  Income before income taxes                               76,354         66,267        65,446         62,539        57,909
  Income tax expense                                       23,323         17,023        19,936         20,837        19,724

  Net income                                           $   53,031         49,244        45,510         41,702        38,185

Share data:
  Average equivalent diluted shares
    (in thousands)                                         75,306         74,618        73,673         73,044        73,940
  Tangible book value                                  $     3.06           3.16          2.88           2.77          2.36
  Cash dividends                                             .600           .600          .541           .471          .425
  Basic earnings                                             .713           .678          .640           .590          .537
  Diluted earnings                                           .704           .660          .618           .571          .516

Financial:
  Return on average assets                                   1.96%          1.83          1.83           1.76          1.58
  Return on average shareholders' equity<F1>                26.21          26.08         25.31          24.07         22.52
  Cash dividend payout ratio                                83.98          88.60         84.58          79.78         79.16
  Tier 1 capital as a % of total risk adjusted
    assets                                                  16.54          15.48         13.58          14.03         13.55
  Total capital as a % of total risk adjusted
    assets                                                  17.82          16.77         14.86          15.32         14.84
  Efficiency ratio                                          38.33          36.66         38.96          38.06         38.62
  Net interest margin                                        3.94%          4.00          4.31           4.47          4.16

Average balances:
  Total assets                                         $2,710,175      2,693,505     2,488,169      2,372,926     2,411,195
  Earning assets                                        2,606,292      2,579,379     2,376,359      2,292,094     2,335,682
  Loans, net                                            1,275,023      1,512,448     1,518,768      1,395,414     1,329,458
  Allowance for loan losses                               (51,311)       (56,525)      (57,398)       (56,362)      (56,449)
  Securities available for sale                           833,905        568,056       581,669        654,454       683,790
  Deposits                                              2,340,827      2,212,440     2,027,650      1,985,803     2,043,149
  Short-term borrowings                                   107,799        210,363       205,821        164,114       146,667
  Long-term debt                                              326            510           758            596            --
  Shareholders' equity                                    225,045        214,963       202,848        175,973       179,484


<F1>  Average shareholders' equity excludes the market adjustment for securities available for sale.



In the opinion of management, there are no accounting changes, acquisitions or uncertainties that materially affect the comparability of the above information.

(LOGO)
TRUSTCO
Bank Corp NY


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

Efficiency Ratio

Noninterest expense (excluding goodwill amortization expense, nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.

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

(LOGO)
TRUSTCO
Bank Corp NY


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

KPMG LLP, independent public accountants, have been engaged to render an independent professional opinion on the Company's consolidated financial statements. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and forms the basis for their report as to the fair presentation, in the consolidated financial statements, of the Company's financial position, operating results, and cash flows.

/s/ Robert J. McCormick             /s/ Robert T. Cushing

Robert J. McCormick                 Robert T. Cushing
President and                       Executive Vice President and
Chief Executive Officer             Chief Financial Officer
TrustCo Bank Corp NY                TrustCo Bank Corp NY


February 20, 2004

(LOGO)
TRUSTCO
Bank Corp NY


                        INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Albany, New York
February 20, 2004

(LOGO)
TRUSTCO
Bank Corp NY




                                      Consolidated Statements of Income


(dollars in thousands, except per share data)                              Years Ended December 31,

                                                                       2003           2002          2001

Interest income:
  Interest and fees on loans                                       $ 87,614        111,993       119,370
  Interest and dividends on:
    U.S. Treasuries and agencies                                     25,985         11,649        12,044
    States and political subdivisions                                10,718         11,905        11,008
    Mortgage-backed securities                                        3,618          4,483        10,653
    Other                                                             3,541          5,247         4,736
  Interest on federal funds sold and other short-term investments     5,654          8,458        10,849

      Total interest income                                         137,130        153,735       168,660

Interest expense:
  Interest on deposits                                               39,843         55,150        66,063
  Interest on short-term borrowings                                     877          2,840         6,655
    Interest on long-term debt                                           19             30            45

      Total interest expense                                         40,739         58,020        72,763

      Net interest income                                            96,391         95,715        95,897
Provision for loan losses                                             1,200          1,420         4,940

      Net interest income after provision for loan losses            95,191         94,295        90,957

Noninterest income:
  Trust department income                                             6,046          6,769         7,758
  Fees for services to customers                                     10,896         10,305        10,363
  Net gain on securities transactions                                 9,807          7,499         4,517
  Other                                                               2,900          2,725         3,164

      Total noninterest income                                       29,649         27,298        25,802

Noninterest expense:
  Salaries and employee benefits                                     20,449         22,338        25,879
  Net occupancy expense                                               6,265          5,594         5,523
  Equipment expense                                                   3,078          2,946         4,942
  Professional services                                               3,040          8,987         2,717
  Outsourced services                                                 5,601          2,055           350
  Charitable contributions                                              513          1,588           442
  Other real estate income, net                                        (457)          (348)         (748)
  Other                                                               9,997         12,166        12,208

      Total noninterest expense                                      48,486         55,326        51,313

Income before income taxes                                           76,354         66,267        65,446
Income taxes                                                         23,323         17,023        19,936

Net income                                                         $ 53,031         49,244        45,510

Earnings per share:
  Basic                                                            $   .713           .678          .640
  Diluted                                                              .704           .660          .618




See accompanying notes to consolidated financial statements.

(LOGO)
TRUSTCO
Bank Corp NY




                                        Consolidated Statements of Condition


(dollars in thousands, except share data)                                       As of December 31,

                                                                              2003                2002

ASSETS

Cash and due from banks                                                 $   56,425              63,957
Federal funds sold and other short-term investments                        355,257             542,125

      Total cash and cash equivalents                                      411,682             606,082

Securities available for sale                                            1,176,926             653,163
Loans                                                                    1,162,647           1,422,841
  Less: Unearned income                                                        381                 540
        Allowance for loan losses                                           48,739              52,558

        Net loans                                                        1,113,527           1,369,743
Bank premises and equipment                                                 20,168              19,544
Real estate owned                                                               --                  86
Other assets                                                                55,816              47,470

      Total assets                                                      $2,778,119           2,696,088


LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Demand                                                                $  197,116             178,058
  Savings                                                                  780,862             715,349
  Interest bearing checking accounts                                       334,038             338,740
  Money market deposit accounts                                            159,645             130,914
  Certificates of deposit (in denominations of $100,000 or more)           170,423             137,513
  Other time accounts                                                      777,726             773,694

      Total deposits                                                     2,419,810           2,274,268
Short-term borrowings                                                       90,608             141,231
Long-term debt                                                                 239                 427
Accrued expenses and other liabilities                                      40,700              45,318

      Total liabilities                                                  2,551,357           2,461,244

Shareholders' equity:
  Capital stock; $1 par value. 100,000,000
    shares authorized, 80,711,016 and  79,107,851 shares issued
    at December 31, 2003 and 2002, respectively                             80,711              79,108
  Surplus                                                                  103,611              92,009
  Undivided profits                                                         78,051              69,553
  Accumulated other comprehensive income:
    Net unrealized gain on securities available for sale, net of tax        21,042              27,277
  Treasury stock; 6,765,119 and 4,930,300 shares, at cost,
    at December 31, 2003 and 2002, respectively                            (56,653)            (33,103)

      Total shareholders' equity                                           226,762             234,844

      Total liabilities and shareholders' equity                        $2,778,119           2,696,088



See accompanying notes to consolidated financial statements.

(LOGO)
TRUSTCO
Bank Corp NY




                                       Consolidated Statements of Changes in Shareholders' Equity


(dollars in thousands, except per share data)                                   Three Years Ended December 31, 2003

                                                                                         Accumulated
                                                                                               Other   Compre-
                                                         Capital            Undivided  Comprehensive   hensive  Treasury
                                                           Stock   Surplus    Profits  Income/(Loss)    Income     Stock     Total

Beginning balance, January 1, 2001                       $65,172    78,407     56,923        20,539              (25,198)  195,843
Comprehensive income
  Net income -- 2001                                          --        --     45,510            --     45,510        --    45,510

  Other comprehensive income, net of tax:
   Unrealized net holding gain arising during
    the year, net of tax (pre-tax gain $6,495)                --        --         --            --      3,801        --        --
   Reclassification adjustment for net gain realized
    in net income during the year (pre-tax gain $4,517)       --        --         --            --     (2,672)       --        --

  Other comprehensive income                                  --        --         --         1,129      1,129        --     1,129

Comprehensive income                                                                                    46,639

Cash dividend declared, $.541 per share                       --        --    (38,493)           --                   --   (38,493)
Stock options exercised and related tax benefits           1,078     6,288         --            --                   --     7,366
15% stock split (9,918,991)                                9,919    (9,919)        --            --                   --        --
Treasury stock purchased (973,622 shares)                     --        --         --            --              (12,238)  (12,238)
Sale of treasury stock (519,112 shares)                       --       579         --            --                6,131     6,710

Ending balance, December 31, 2001                         76,169    75,355     63,940        21,668              (31,305)  205,827
Comprehensive income
  Net income -- 2002                                          --        --     49,244            --     49,244        --    49,244

  Other comprehensive income, net of tax:
   Unrealized net holding gain arising during
    the year, net of tax (pre-tax gain $16,729)               --        --         --            --     10,166        --        --
   Reclassification adjustment for net gain realized
    in net income during the year (pre-tax gain $7,499)       --        --         --            --     (4,557)       --        --

  Other comprehensive income                                  --        --         --         5,609      5,609        --     5,609

Comprehensive income                                                                                    54,853

Cash dividend declared, $.600 per share                       --        --    (43,631)           --                   --   (43,631)
Stock options exercised and related tax benefits           2,939    15,946         --            --                   --    18,885
Treasury stock purchased (703,704 shares)                     --        --         --            --               (8,844)   (8,844)
Sale of treasury stock (636,122 shares)                       --       708         --            --                7,046     7,754

Ending balance, December 31, 2002                         79,108    92,009     69,553        27,277              (33,103)  234,844
Comprehensive income
  Net income -- 2003                                          --        --     53,031            --     53,031        --    53,031

  Other comprehensive loss, net of tax:
   Unrealized net holding loss arising during
    the year, net of tax (pre-tax loss $1,059)                --        --         --            --       (608)       --        --
   Reclassification adjustment for net gain realized
    in net income during the year (pre-tax gain $9,807)       --        --         --            --     (5,627)       --        --

  Other comprehensive loss                                    --        --         --        (6,235)    (6,235)       --    (6,235)

Comprehensive income                                                                                    46,796

Cash dividend declared, $.600 per share                       --        --    (44,533)           --                   --   (44,533)
Stock options exercised and related tax benefits           1,603    10,481         --            --                   --    12,084
Treasury stock purchased (2,525,000 shares)                   --        --         --            --              (30,034)  (30,034)
Sale of treasury stock (690,181 shares)                       --     1,121         --            --                6,484     7,605

Ending balance, December 31, 2003                        $80,711   103,611     78,051        21,042              (56,653)  226,762




See accompanying notes to consolidated financial statements.

(LOGO)
TRUSTCO
Bank Corp NY




                                              Consolidated Statements of Cash Flows


(dollars in thousands)                                                               Years Ended December 31,

                                                                              2003              2002            2001
Increase/(decrease) in cash and cash equivalents

Cash flows from operating activities:
Net income                                                              $   53,031            49,244          45,510

Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization                                           2,492             2,168           2,716
     Net gain on sales of real estate owned                                   (522)             (726)         (1,328)
     Net (gain)/loss on sales of bank premises and equipment                  (263)                4             (17)
     Provision for loan losses                                               1,200             1,420           4,940
     Deferred tax (benefit)/expense                                         (2,645)           10,500          (4,133)
     Net gain on securities transactions                                    (9,807)           (7,499)         (4,517)
     Decrease/(increase) in taxes receivable                                 3,356            (8,296)           (136)
     (Increase)/decrease in interest receivable                             (2,837)            3,605             (10)
     Decrease in interest payable                                             (507)             (295)           (934)
     (Increase)/decrease in other assets                                    (1,761)           17,573          (4,596)
     (Decrease)/increase in accrued expenses                                (3,636)          (15,875)          4,940

        Total adjustments                                                  (14,930)            2,579          (3,075)

        Net cash provided by operating activities                           38,101            51,823          42,435

Cash flows from investing activities:
  Proceeds from sales and calls of securities available for sale         1,064,580           238,602         268,533
  Proceeds from maturities of securities available for sale                  3,573           180,332         158,906
  Purchase of securities available for sale                             (1,592,974)         (468,268)       (402,763)
  Net decrease/(increase) in loans                                         255,016           128,093         (85,768)
  Proceeds from sales of real estate owned                                     608             1,282           3,344
  Proceeds from sales of bank premises and equipment                           271                25             113
  Purchases of bank premises and equipment                                  (2,953)           (3,164)         (3,451)

  Net cash (used in)/provided by investing activities                     (271,879)           76,902         (61,086)

Cash flows from financing activities:
  Net increase in deposits                                                 145,542           181,362          81,915
  Net (decrease)/increase in short-term borrowings                         (50,623)          (76,988)         25,321
  Repayment of long-term debt                                                 (188)             (197)           (287)
  Proceeds from exercise of stock options and related tax benefits          12,084            18,885           7,366
  Proceeds from sales of treasury stock                                      7,605             7,754           6,710
  Payments to acquire treasury stock                                       (30,034)           (8,844)        (12,238)
  Dividends paid                                                           (45,008)          (43,188)        (37,009)

  Net cash provided by financing activities                                 39,378            78,784          71,778

Net (decrease)/increase in cash and cash equivalents                      (194,400)          207,509          53,127
Cash and cash equivalents at beginning of year                             606,082           398,573         345,446

Cash and cash equivalents at end of year                                $  411,682           606,082         398,573

SUPPLEMENTAL INFORMATION:

Interest paid                                                           $   41,246            58,315          73,697
Income taxes paid                                                           18,865             8,035          21,085
Transfer of loans to real estate owned                                          --               227           1,423
(Decrease)/increase in dividends payable                                      (475)              443           1,484
Change in unrealized gain on securities available for sale -- gross         10,865            (9,230)         (1,978)
Change in deferred tax effect on unrealized gain on securities
  available for sale                                                        (4,630)            3,621             849




See accompanying notes to consolidated financial statements.

(LOGO)
TRUSTCO
Bank Corp NY


                  Notes to Consolidated Financial Statements

(1) Basis of Presentation

   The accounting and financial reporting policies of TrustCo Bank Corp NY (Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, conform to general practices within the banking industry and are in conformity with accounting principles generally accepted in the United States of America. A description of the more significant policies follows.
   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

(LOGO)
TRUSTCO
Bank Corp NY


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

Dividend Restrictions

   Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Parent Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2004 Trustco Bank could pay cash dividends to the Parent Company of $23.2 million plus 2004 year-to-date net profits. In addition, at December 31, 2003 the Parent Company has $52.8 million of assets available to pay dividends to shareholders.

Benefit Plans

   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation.
   The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by paying the same premium as active employees. At age 65, the Company provides a Medicare Supplemental program to retirees.

Stock Option Plans

   The Company has stock option plans for officers and directors and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (Statement 148).
   Stock options were not issued in 2003 for officers or directors. The Company's stock option plans are accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25 "Accounting for
Stock Issued to Employees" (APB Opinion 25)and as such, no compensation expense has been recorded for these plans. Had compensation expense for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:


(dollars in thousands,
except per share data)            2003      2002      2001

  Net income:
      As reported              $53,031    49,244    45,510

  Deduct: total stock-based
  compensation expense
  determined under fair
  value based method
  for all awards, net of
  related tax effects             (926)   (1,207)   (1,186)

      Pro forma net income     $52,105    48,037    44,324

  Earnings per share:

      Basic - as reported      $  .713      .678      .640
      Basic - pro forma           .701      .661      .623

      Diluted - as reported       .704      .660      .618
      Diluted - pro forma         .692      .645      .603

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

   The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

                                 Employees'   Directors'
                                       Plan         Plan

Expected dividend yield:
     2002                              4.45%        4.45
     2001                              5.07         5.07

Risk-free interest rate:
     2002                              4.10         3.79
     2001                              4.63         4.56

Expected volatility rate:
     2002                             21.75        22.41
     2001                             22.90        23.42

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

(LOGO)
TRUSTCO
Bank Corp NY


            Notes to Consolidated Financial Statements (continued)

Reclassification of Prior Year Statements

   It is the Company's policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

   The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information".

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

Intangible Assets

   Intangible assets consist of goodwill arising from the acquisition of Landmark Financial Corporation in a purchase business combination during 2000. Due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002, goodwill is no longer being amortized. The Company considers this intangible asset to be unimpaired at December 31, 2003 and 2002. Goodwill at December 31, 2003 and 2002 was $553 thousand.

Comprehensive Income

   Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale. The Company has reported comprehensive income and its components in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax.

(2) Balances at Other Banks

   The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $16.3 million and $16.6 million at December 31, 2003 and 2002, respectively.

(3) Securities Available for Sale

   The amortized cost and approximate market value of the securities available for sale are as follows:


(dollars in thousands)                  December 31, 2003

                                          Gross        Gross   Approximate
                         Amortized   Unrealized   Unrealized        Market
                              Cost        Gains       Losses         Value

U.S. Treasuries
  and agencies          $  863,528        4,517        4,386       863,659
States and political
  subdivisions             182,118        9,722          113       191,727
Mortgage-backed
  securities                64,718        1,642           38        66,322
Other                          685           --           --           685

Total debt
  securities             1,111,049       15,881        4,537     1,122,393
Equity securities           30,880       23,768          115        54,533

Total securities
  available for
  sale                  $1,141,929       39,649        4,652     1,176,926



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


   Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2003 and 2002, was $14.4 million and $16.0 million, respectively.

(LOGO)
TRUSTCO
Bank Corp NY


           Notes to Consolidated Financial Statements (continued)

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2003, based on the securities' final maturity (mortgage-backed securities are stated using an estimated average life):


(dollars in thousands)                                    Approximate
                                          Amortized            Market
                                               Cost             Value

Due in one year or less                  $      956               959
Due after one year through five years         3,946             3,997
Due after five years through ten years       94,350            93,924
Due after ten years                       1,011,797         1,023,513

                                         $1,111,049         1,122,393


   Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
   Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:


(dollars in thousands)                     December 31, 2003

                                Less than       12 months
                                12 months        or more            Total

                                    Gross             Gross              Gross
                            Fair  Unreal.     Fair  Unreal.      Fair  Unreal.
                           Value     Loss    Value     Loss     Value     Loss

U.S. Treasuries
  and agencies          $321,188    4,386       --       --   321,188    4,386

States and political
  subdivisions             4,661      113       --       --     4,661      113

Mortgage-backed
  securities              19,393       38       --       --    19,393       38

Equity securities          4,790      115       --       --     4,790      115

Total                   $350,032    4,652       --       --   350,032    4,652


  U.S. Treasuries, agencies, States and political subdivisions: The unrealized losses on these investments have been in that position for less than 12 months and were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.
   Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities have been in that position for less than 12 months and were caused by market interest rate increases. The contractual cash flows of these securities are guaranteed by various government agencies or government sponsored enterprises, such as GNMA, FNMA, and FHLMC. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.
   Equity securities: The investment in equity securities with an unrealized loss has been in that position for less than 12 months and is comprised of a U.S. Government sponsored entity's preferred stock purchased at a premium.
The primary cause of this loss is a change in market interest rates. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold this investment until a market price recovery or possibly to maturity, this investment is not considered other-than-temporarily impaired.
   The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2003, 2002 and 2001 are as follows:


(dollars in thousands)                 December 31,

                                 2003      2002       2001

Proceeds                   $1,064,580   238,602    268,533
Gross realized gains           22,645     9,617      6,378
Gross realized losses          12,838     2,118      1,861


   The amount of securities available for sale that have been pledged to secure short-term borrowings, public deposits, and for other purposes required by law amounted to $105.1 million and $282.9 million at December 31, 2003 and 2002, respectively.
   There are no securities of a single issuer (excluding issues of the U.S. government and its agencies or government sponsored enterprises and federal funds sold which are disclosed separately on the Consolidated Statements of Condition) that represent 10% or more of shareholders' equity at December 31, 2003 and 2002.

(4) Loans and Allowance for Loan Losses

   A summary of loans by category is as follows:


(dollars in thousands)                     December 31,

                                        2003          2002

Commercial                        $  190,501       199,795
Real estate - construction             7,476         7,252
Real estate mortgage                 779,227     1,059,035
Home equity lines of credit          171,078       139,294
Installment loans                     14,365        17,465

Total loans                        1,162,647     1,422,841
Less: Unearned income                    381           540
     Allowance for loan losses        48,739        52,558

Net loans                         $1,113,527     1,369,743

(LOGO)
TRUSTCO
Bank Corp NY


            Notes to Consolidated Financial Statements (continued)

   At December 31, 2003 and 2002, loans to executive officers, directors, and to associates of such persons aggregated $4.0 million and $4.9 million, respectively. During 2003, $1.7 million of new loans were made and repayments of loans totalled $2.6 million. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.
   TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders. Although the loan portfolio is diversified, a portion of its debtors' ability to repay is dependent upon the economic conditions prevailing in New York State.
   The following table sets forth information with regard to nonperforming loans:


(dollars in thousands)                     December 31,

                                     2003      2002       2001

Loans in nonaccrual status         $   --       615      1,090
Loans contractually past due
  3 payments or more and still
    accruing interest                  --        --        801
Restructured loans                  3,260     4,303      5,159

Total nonperforming loans          $3,260     4,918      7,050


   Interest on nonaccrual and restructured loans of $500 thousand in 2003, $700 thousand in 2002, and $900 thousand in 2001 would have been earned in accordance with the original contractual terms of the loans. Approximately $431 thousand, $649 thousand, and $524 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2003, 2002, and 2001, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

   Transactions in the allowance for loan losses account are summarized as follows:


(dollars in thousands)            For the years ended December 31,

                                     2003      2002       2001

Balance at beginning of year    $  52,558    57,203     56,298
Provision for loan losses           1,200     1,420      4,940
Loans charged off                  (9,598)   (8,350)    (7,028)
Recoveries on loans
  previously charged off            4,579     2,285      2,993

Balance at year end             $  48,739    52,558     57,203


   The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring subsequent to January 1, 1995. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.
   There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2003 and $118 thousand at December 31, 2002. Retail loans totalling $3.1 million as of December 31, 2003, and $4.1 million as of December 31, 2002, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these impaired loans because management believes that the collateral values support the loan balances.
   During 2003, 2002, and 2001, the average balance of impaired loans was $3.7 million, $4.9 million, and $5.1 million, respectively, and there was approximately $380 thousand, $540 thousand, and $438 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(5) Bank Premises and Equipment

   A summary of premises and equipment at December 31, 2003 and 2002 follows:


(dollars in thousands)                         2003       2002

Land                                       $  2,786      2,959
Buildings                                    26,942     26,048
Furniture, fixtures and equipment            21,379     21,004
Leasehold improvements                        6,072      4,564

                                             57,179     54,575
Accumulated depreciation and
  amortization                              (37,011)   (35,031)

Total                                      $ 20,168      19,544


   Depreciation and amortization expense approximated $2.5 million, $2.2 million, and $2.7 million for the years 2003, 2002, and 2001, respectively. Occupancy expense of the Bank's premises included rental expense of $1.8 million in 2003, $1.6 million in 2002, and $1.7 million in 2001.

(LOGO)
TRUSTCO
Bank Corp NY


           Notes to Consolidated Financial Statements (continued)

(6) Short-Term Borrowings

   Short-term borrowings consisted of the following:

(dollars in thousands)                           2003

                                  Trustco        Cash
                               Short-Term   Management
                                  Account      Account       Total

Amount outstanding at
  December 31, 2003               $    --       90,608      90,608
Maximum amount
  outstanding at any
  month end                        91,184       90,608     181,792
Average amount
  outstanding                      33,045       74,754     107,799
Weighted average interest rate:
  For the year                       0.82%        0.84        0.83
  As of year end                       --         0.65        0.65



(dollars in thousands)                           2002

                                  Trustco         Cash
                               Short-Term   Management
                                  Account      Account       Total

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


   The Trustco Short-Term Investment Account balances were immediately withdrawable. All short-term borrowings were collateralized by securities of the Bank pledged for that purpose.
   The Cash Management Account represents retail deposits with customers for which the Bank has pledged certain assets as collateral.
   Trustco also has an available line of credit with the Federal Home Loan
Bank.

(7) Long-Term Debt

   Long-term debt at December 31, 2003 and 2002, of $239 thousand and $427 thousand consisted of FHLB term loans with interest rates ranging from 5.22% to 6.29% and maturities ranging from June 2004 to October 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loans are collateralized by 1-4 family residential mortgages.

(8) Income Taxes

   A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:


                                    For the years ended December 31,

(dollars in thousands)               2003         2002        2001

Current tax expense (benefit):
    Federal                      $ 25,104        8,398      22,129
    State                             864       (1,875)      1,940

Total Current tax expense          25,968        6,523      24,069
Deferred tax (benefit) expense     (2,645)      10,500      (4,133)

Total income tax expense         $ 23,323       17,023      19,936

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002, are as follows:


                                                 December 31,

(dollars in thousands)                         2003           2002

                                        Deductible/    Deductible/
                                          (taxable)      (taxable)
                                          temporary      temporary
                                        differences    differences

Bond accounting                           $    (630)          (399)
Benefits and deferred
    remuneration                              2,104            813
Deferred loan fees, net                         154            228
Difference in reporting the
    provision for loan losses, net           22,309         23,368
Other income or expense
    not yet reported for tax purposes         9,232          7,208
Depreciable assets                            2,068          2,042
Other items                                     956            288

Net deferred tax asset
    at end of year                           36,193         33,548
Net deferred tax asset at
    beginning of year                        33,548         44,048

Deferred tax benefit/(expense)            $   2,645        (10,500)


   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining net deferred tax asset of $36.2 million and $33.5 million at December 31, 2003 and 2002, respectively, will be realized.
   In addition to the deferred tax items described in the preceding table, the Company also has deferred tax liabilities of $14.0 million and $18.6 million at December 31, 2003 and 2002, respectively, relating to the net unrealized gains on securities available for sale at the respective dates.

(LOGO)
TRUSTCO
Bank Corp NY


            Notes to Consolidated Financial Statements (continued)

   The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:


                                            For the years ended
                                                December 31,

                                     2003         2002        2001

Statutory federal income tax rate    35.0%        35.0        35.0
Increase/(decrease)
  in taxes resulting from:
   Tax exempt income                 (4.6)        (5.8)       (5.2)
   State income tax, net of
    federal tax benefit               0.8          0.5         1.1
   Change in valuation allowance       --         (1.8)         --
   Other items                       (0.6)        (2.2)       (0.4)

Effective income tax rate            30.6%        25.7        30.5


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

(9) Benefit Plans

(a) Retirement Plan
    The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2003 and 2002.


Change in Projected Benefit Obligation:

(dollars in thousands)                     2003       2002

Projected benefit obligation
  at beginning of year                  $22,169     21,587
Service cost                                695        651
Interest cost                             1,409      1,359
Benefits paid                            (1,394)    (1,301)
Net actuarial loss (gain)                 1,676       (127)

Projected benefit obligation
  at end of year                        $24,555     22,169


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                     2003       2002

Fair value of plan assets at
  beginning of year                     $26,251     30,740
Actual gain (loss) on plan assets         3,617     (3,188)
Benefits paid                            (1,394)    (1,301)

Fair value of plan assets
  at end of year                         28,474     26,251

Funded status                             3,919      4,082
Unrecognized net actuarial gain            (544)      (268)
Unrecognized prior service cost             707        732

Net amount recognized                   $ 4,082      4,546


   The accumulated benefit obligation for the plan was $21.5 million and $19.6 million at December 31, 2003 and 2002, respectively.

Components of Net Periodic Pension Expense/(Benefit):

                                              For the years ended
                                                  December 31,

(dollars in thousands)                    2003         2002        2001

Service cost                            $  695          651         766
Interest cost                            1,409        1,359       1,358
Expected return on plan assets          (1,665)      (2,184)     (2,413)
Amortization of net actuarial gain          --         (213)       (428)
Amortization of unrecognized
  prior service cost                        25           25          23

Net periodic pension expense/(benefit)  $  464         (362)       (694)


   The assumptions used to determine benefit obligations at December 31 are as follows:


                                            2003       2002

Discount rate                               6.00%      6.50
Rate of increase in future compensation     5.00       5.00

(LOGO)
TRUSTCO
Bank Corp NY


           Notes to Consolidated Financial Statements (continued)

   The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:


                                     2003         2002        2001

Discount rate                        6.50%        6.75        6.75
Rate of increase in future
  compensation                       5.00         6.50        6.50
Expected long-term rate of return
  on assets                          6.50         7.25        7.25


   The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive and senior officers. The expense recorded for this plan was $1.2 million, $1.6 million, and $4.4 million, in 2003, 2002, and 2001, respectively.
   Rabbi trusts have been established for certain benefit plans. These rabbi trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the December 31, 2003 and 2002, Consolidated Statements of Condition.

(b) Postretirement Benefits
   The Company permits retirees under age 65 to participate in the Company's medical plan by paying the same premium as the active employees. At age 65, the Bank provides a Medicare Supplemental program to retirees. Assets of the plan are invested primarily in individual stocks, index funds, and tax exempt bonds.
   The Company has amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums will be reduced over time.
   In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information. Currently, the Company does not believe it will need to amend its plan to recognize the benefit, if any, from the Act.
   The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2003 and 2002.


Change in Accumulated Benefit Obligation:

(dollars in thousands)                            2003        2002

Accumulated benefit obligation
  at beginning of year                         $10,677       6,763
Service cost                                         4         320
Retiree contributions                              173         142
Interest cost                                       46         528
Benefits paid                                     (360)       (318)
Plan amendments                                 (7,990)         --
Net actuarial (gain) loss                       (1,760)      3,242

Accumulated benefit obligation
  at end of year                               $   790      10,677


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                            2003        2002

Fair value of plan assets at
  beginning of year                            $ 9,666      10,535
Actual gain (loss) on plan assets                1,507        (933)
Retiree contributions                              173         142
Taxes                                               --        (240)
Benefits paid                                     (360)       (318)

Fair value of plan assets at end of year        10,986       9,666

Funded status                                   10,196      (1,011)
Unrecognized net actuarial gain                 (2,866)        (17)
Unrecognized prior service credit               (7,586)         --

Net amount recognized                           $ (256)     (1,028)


Components of Net Periodic Expense/(Benefit):

                                           For the years ended
                                               December 31,

(dollars in thousands)                  2003       2002       2001

Service cost                           $   4        320        250
Interest cost                             46        528        408
Expected return on plan assets          (377)      (453)      (502)
Amortization of net actuarial gain       (43)      (113)      (261)
Amortization of prior service credit    (403)        --         --

Net periodic (benefit)/expense         $(773)       282       (105)

   The assumptions used to determine benefit obligations at December 31 are as follows:


                                                  2003        2002

Discount rate                                    6.00%        6.50


   The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:


                                        2003       2002       2001

Discount rate                           6.50%      6.75       6.75
Expected long-term rate of return
  on assets                             3.90       4.30       4.30

(LOGO)
TRUSTCO
Bank Corp NY


   For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2004 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2003, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2003.

(c) Major Categories of Pension and Postretirement Benefit Plan Assets:
   The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:


                                Pension Benefit   Postretirement Benefit
                                   Plan Assets        Plan Assets

                                 2003     2002       2003      2002

Debt Securities                 36.55%   48.73      57.24     25.44
Equity Securities               61.45    50.58      40.47     64.90
Other                            2.00      .69       2.29      9.66

Total                          100.00%  100.00     100.00    100.00


   The expected long-term rate-of-return on plan assets, noted in sections
(a) and (b) above, reflects long-term earnings expectations on existing plan assets. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets and the rates of return expected to be available for reinvestment. Rates of return were adjusted to reflect current capital market assumptions and changes in investment allocations.
   The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 60% equity securities and 40% debt securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.
   The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2004.

(d) Incentive and Bonus Plans
   The Company provides a profit-sharing plan for substantially all employees. The expense of this plan, which is based on management discretion as defined in the plan, amounted to $1.1 million in 2003 and 2002, and $1.0 million in 2001.
   The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.1 million, $3.3 million, and $3.9 million in 2003, 2002, and 2001, respectively.
   The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit.

(e) Stock Option Plans
   Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 9.9 million shares of common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over five years from the date the options are granted for the employee plan and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended, are as follows:


                               Outstanding Options    Exercisable Options

                                          Weighted               Weighted
                                           Average                Average
                                            Option                 Option
                                 Shares      Price      Shares      Price

Balance, January 1, 2001      9,293,929      $5.81   7,669,948      $5.12
New options awarded - 2001      876,702       9.75     194,384       9.75
Cancelled options - 2001       (129,621)      9.73    (129,621)      9.73
Exercised options - 2001     (1,235,206)      3.65  (1,235,206)      3.65
Options became exercisable           --         --     928,162       8.73

Balance, December 31, 2001    8,805,804       6.44   7,427,667       5.85

New options awarded - 2002      837,750      11.83     182,950      11.83
Cancelled options - 2002        (45,430)      9.96     (45,430)      9.96
Exercised options - 2002     (2,952,304)      4.16  (2,952,304)      4.16
Options became exercisable           --         --   1,112,103      10.00

Balance, December 31, 2002    6,645,820       8.11   5,724,986       7.69

New options awarded - 2003           --         --          --         --
Cancelled options - 2003        (60,396)     11.07     (60,396)     11.07
Exercised options - 2003     (1,645,222)      5.42  (1,645,222)      5.42
Options became exercisable           --         --     382,752      10.49

Balance, December 31, 2003    4,940,202      $8.97   4,402,120      $8.74

(LOGO)
TRUSTCO
Bank Corp NY


           Notes to Consolidated Financial Statements (continued)

   The following table summarizes information about total stock options outstanding at December 31, 2003:


                                                Weighted
                                                 Average     Weighted
Range of                                       Remaining      Average
Exercise                            Options  Contractual     Exercise
Price                           Outstanding         Life        Price

Less than
     $5.00                          145,753    1.8 years       $ 4.49
Between $5.01
    and $7.50                       950,432    3.8 years         5.77
Greater than
    $7.51                         3,844,017    6.9 years         9.93

Total                             4,940,202    6.2 years       $ 8.97


   The following table summarizes information about the exercisable stock options at December 31, 2003:


                                                Weighted
                                                 Average     Weighted
Range of                                       Remaining      Average
Exercise                            Options  Contractual     Exercise
Price                           Exercisable         Life        Price

Less than
     $5.00                          145,753    1.8 years       $ 4.49
Between $5.01
    and $7.50                       950,432    3.8 years         5.77
Greater than
     $7.51                        3,305,935    6.7 years         9.78

Total                             4,402,120    5.9 years       $ 8.74


(10) Commitments and Contingent Liabilities

(a) Leases
   The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.


(dollars in thousands)

2004                                       $  1,913
2005                                          1,831
2006                                          1,562
2007                                          1,388
2008                                          1,394
2009 and after                               13,626

                                            $21,714


(b) Litigation
   Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Time Deposits
   At December 31, 2003, the maturity of total time deposits is as follows:


(dollars in thousands)

Under 1 year                               $445,914
1 to 2 years                                231,188
2 to 3 years                                 86,029
3 to 4 years                                 50,565
4 to 5 years                                133,305
Over 5 years                                  1,148

                                           $948,149


(d) Outsourced Services
   During the fourth quarter 2001, the Company contracted with Fiserv Solutions, Inc. to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. During the fourth quarter of 2002, Trustco Bank converted to the Fiserv system. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.6 million in 2003 and $2.1 million in 2002.

(11) Earnings Per Share

   A reconciliation of the component parts of earnings per share for 2003, 2002 and 2001 follows:


(dollars in thousands,                                 Weighted
except per share data)                           Average Shares    Per share
                                        Income      Outstanding      Amounts

For the year ended
  December 31, 2003:
Basic EPS:
  Income available to
  common shareholders                  $53,031           74,337         $.713
Effect of Dilutive Securities:
  Stock Options                             --              969            --

Diluted EPS                            $53,031           75,306         $.704

For the year ended
  December 31, 2002:
Basic EPS:
  Income available to
  common shareholders                  $49,244           72,675         $.678
Effect of Dilutive Securities:
  Stock Options                             --            1,943            --

Diluted EPS                            $49,244           74,618         $.660

For the year ended
  December 31, 2001:
Basic EPS:
  Income available to
  common shareholders                  $45,510           71,154         $.640
Effect of Dilutive Securities:
  Stock Options                             --            2,519            --

Diluted EPS                            $45,510           73,673         $.618


   The number of antidilutive stock options excluded from diluted earnings per share for 2003, 2002, and 2001 was not significant.

(LOGO)
TRUSTCO
Bank Corp NY


            Notes to Consolidated Financial Statements (continued)

(12) Off-Balance Sheet Financial Instruments

   Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2003 and 2002, was $273.9 million and $253.0 million, respectively. Approximately 66% of these commitments were for variable rate products at the end of 2003.
   FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.9 million and $1.7 million at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 was insignificant.
   No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value of Financial Instruments

   The fair values shown below represent management's estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.


                                             As of
(dollars in thousands)                 December 31, 2003

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents        $  411,682     411,682
  Securities available for sale     1,176,926   1,176,926
  Loans                             1,113,527   1,207,958
  Accrued interest receivable          17,535      17,535

Financial liabilities:
  Demand deposits                     197,116     197,116
  Interest bearing deposits         2,222,694   2,229,139
  Short-term borrowings                90,608      90,608
  Long-term debt                          239         239
  Accrued interest payable              1,470       1,470


                                             As of
(dollars in thousands)                 December 31, 2002

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents        $  606,082     606,082
  Securities available for sale       653,163     653,163
  Loans                             1,369,743   1,473,177
  Accrued interest receivable          14,698      14,698

Financial liabilities:
  Demand deposits                     178,058     178,058
  Interest bearing deposits         2,096,210   2,112,523
  Short-term borrowings               141,231     141,231
  Long-term debt                          427         427
  Accrued interest payable              1,977       1,977


   The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents
   The carrying values of these financial instruments approximate fair values.

(LOGO)
TRUSTCO
Bank Corp NY


           Notes to Consolidated Financial Statements (continued)

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

(14) Regulatory Capital Requirements

   Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2003 and 2002, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.
   Federal banking regulations also establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.0% (based on total adjusted quarterly average assets), a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.
   The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.
   Management believes that as of December 31, 2003 and 2002, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.
   Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2003 and 2002, for Trustco Bank:


(dollars in thousands)            As of December 31, 2003

                                  Amount            Ratio

Leverage capital:               $178,952             6.51%
Tier 1 risk-based capital:       178,952            14.54
Total risk-based capital:        194,745            15.83


(dollars in thousands)            As of December 31, 2002

                                 Amount              Ratio

Leverage capital:               $165,525             6.26%
Tier 1 risk-based capital:       165,525            12.62
Total risk-based capital:        182,361            13.91

(LOGO)
TRUSTCO
Bank Corp NY


            Notes to Consolidated Financial Statements (continued)

(15) Parent Company Only

   The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)                     Years Ended December 31,

Income:                                2003         2002         2001
 Dividends and interest
   from subsidiaries                $31,096       35,898       38,220
 Net gain on sales of securities     12,952        7,587        2,445
 Income from other investments        1,110        1,394        1,155

     Total income                    45,158       44,879       41,820

Expense:
 Operating supplies                      75           72           18
 Professional services                   63        6,173          188
 Miscellaneous expense                   95        1,167          372

      Total expense                     233        7,412          578

Income before income
  taxes and subsidiaries'
  undistributed earnings             44,925       37,467       41,242
Income tax expense                    5,267          135        1,154

Income before subsidiaries'
  undistributed earnings             39,658       37,332       40,088
Equity in undistributed net
 income of subsidiaries              13,373       11,912        5,422

Net income                          $53,031       49,244       45,510


Statements of Condition

(dollars in thousands)                               December 31,

Assets:                                             2003         2002
 Cash in subsidiary bank                        $ 17,363       18,682
 Investments in subsidiaries                     186,290      179,101
 Securities available for sale                    35,323       49,365
 Other assets                                      1,741          172

     Total assets                               $240,717      247,320

Liabilities and shareholders' equity:
 Accrued expenses and other liabilities         $ 13,955       12,476

     Total liabilities                            13,955       12,476

Shareholders' equity                             226,762      234,844
     Total liabilities and shareholders'
     equity                                     $240,717      247,320


Statements of Cash Flows

(dollars in thousands)                        Years Ended December 31,

                                          2003        2002         2001

Increase/(decrease) in cash
  and cash equivalents:
Cash flows from
  operating activities:
Net income                            $ 53,031       49,244       45,510

Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Equity in undistributed net
      income of subsidiaries           (13,373)     (11,912)      (5,422)
   Net gain on sales of securities     (12,952)      (7,587)      (2,445)
   Net change in other assets and
           accrued expenses                972       (5,677)      (2,204)

     Total adjustments                 (25,353)     (25,176)     (10,071)

Net cash provided by operating
   activities                           27,678       24,068       35,439

Cash flows from investing activities:
 Proceeds from sale of securities
   available for sale                   49,831       18,079        5,402
 Purchase of securities available
   for sale                            (23,475)     (12,834)      (8,136)
Investment in subsidiary                    --           --       (1,000)

     Net cash provided by/(used in)
       investing activities             26,356        5,245       (3,734)

Cash flows from financing activities:
 Proceeds from exercise of stock
  options and related tax benefits      12,084       18,885        7,366
 Dividends paid                        (45,008)     (43,188)     (37,009)
 Payments to acquire treasury stock    (30,034)      (8,844)     (12,238)
 Proceeds from sale of treasury
  stock                                  7,605        7,754        6,710

     Net cash used in financing
        activities                     (55,353)     (25,393)     (35,171)

Net (decrease)/increase in cash and
     cash equivalents                   (1,319)       3,920       (3,466)
Cash and cash equivalents at
  beginning of year                     18,682       14,762       18,228

Cash and cash equivalents at
  end of year                         $ 17,363       18,682       14,762

Supplemental Information

Increase (decrease) in
  dividends payable                   $   (475)         443        1,484
 Change in unrealized (gain)/loss
   on available for sale
   securities--gross                       638        1,340       (5,269)
 Change in deferred tax effect on
   unrealized gain/(loss) on
   securities available for sale          (261)        (547)       2,152

(LOGO)
TRUSTCO
Bank Corp NY


            TrustCo Bank Corp NY Officers and Board of Directors

OFFICERS

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

VICE PRESIDENT
Nancy McNamara

SECRETARY
Robert M. Leonard

ASSISTANT SECRETARY
Thomas M. Poitras


BOARD OF DIRECTORS

Barton A. Andreoli
President
Towne Construction and Paving Corp.
Construction

Joseph Lucarelli
President
Bellevue Builders Supply, Inc.
Building Supply

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

William D. Powers
Partner
Powers, Crane &Co., LLC
Consulting

William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate


Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank



HONORARY DIRECTORS

Lionel O. Barthold
M. Norman Brickman
Bernard J. King
William H. Milton, III
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry
Harry E. Whittingham, Jr.



Trustco Bank Officers

PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

SENIOR VICE PRESIDENT
Nancy A. McNamara

AUDITOR
Daniel R. Saullo

ACCOUNTING/FINANCE
Vice Presidents
Richard M. Donovan
Michael M. Ozimek

BRANCH ADMINISTRATION/
MARKETING
Vice Presidents
Deborah K. Appel
Christopher L. Cox
Robert M. Leonard

Officers
Michael V. Pitnell
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Senior Officer
Patrick M. Canavan

Officer
Paul R. Steenburgh

FACILITIES
Vice President
George W. Wickswat

MORTGAGE LOANS
Senior Officer
Michael J. Lofrumento

Officer
Robert O. Breton, Esq.

OPERATIONS
Vice President
Eric W. Schreck

PERSONNEL/QUALITY CONTROL
Vice President
Cheri J. Parvis

TRUST DEPARTMENT
Vice Presidents
Kevin M. Curley
Patrick J. LaPorta, Esq.

Officers
Richard W. Provost
Craig C. Chenevert

(LOGO)
TRUSTCO
Bank Corp NY


Branch Locations

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: 355-1900

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: 885-1561

Bedford Hills Office
180 Harris Rd.
Bedford Hills, NY 10507
Telephone: (914) 666-6230

Bennington Office
215 North St.
Bennington, VT
Telephone:  (802) 447-4952

Brandywine Office
State St. at Brandywine Ave.
Schenectady, NY
Telephone: 346-4295

Briarcliff Manor Office
64 Route 100
Briarcliff Manor, NY 10510
Telephone: (914) 762-7133

Canajoharie Office
211 Erie Blvd.
Canajoharie, NY
Telephone: 673-2012

Central Ave. Office
163 Central Ave.
Albany, NY
Telephone: 426-7291

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: 371-8451

Cobleskill Office
RR #3, Rt. 7
Cobleskill, NY
Telephone: 254-0290

Colonial Drive Office
4450 East Colonial Dr.
Orlando, FL 32803
Telephone: (407) 895-6393

Colonie Office
1892 Central Ave.
Colonie Plaza, Colonie, NY
Telephone: 456-0041

Dean Road Office
3920 Dean Rd.
Orlando, FL 32817
Telephone: (407) 657-8001

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

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL 32773
Telephone: (407) 330-7106

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

Saratoga Office
34 Congress St.
Saratoga Springs, NY12866
Telephone: 587-3500

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

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: 286-2674

(LOGO)
TRUSTCO
Bank Corp NY


                             General Information

ANNUAL MEETING
Monday, May 17, 2004
10:00 AM
Glen Sanders Mansion
1 Glen Avenue
Scotia, NY 12302

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

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Secretary, TrustCo Bank Corp NY, P.O. Box 380,
Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Cheri J. Parvis, Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation's common stock trades on The Nasdaq Stock Market(SM) under the symbol TRST.

SUBSIDIARIES:
Trustco Bank                         ORE Subsidiary Corp.
Glenville, New York                  Schenectady, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company
Bennington, Vermont)

TRANSFER AGENT
Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380

Trustco Bank(R) is a registered service mark with the U.S. Patent & Trademark Office.


                                     48