Form 10-K, Exhibit 13
period 2004-12-31
TRUSTCO BANK CORP N Y
filed 2005-03-15
CIK 357301

Exhibit 13


                            TRUSTCO Bank Corp NY
                                Annual Report
                                    2004

                         [LOGO] TRUSTCO Bank Corp NY

TrustCo Bank Corp NY is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State. The Company's principal subsidiary, Trustco Bank, operates 75 community banking offices and 72 Automatic Teller Machines throughout the Bank's market area. The Company serves three states and 17 counties with a broad range of community banking services.


Financial Highlights


(dollars in thousands, except per share data)                                                    Years ended December 31,

                                                                                                                       Percent
                                                                                               2004           2003      Change

Income:
  Net interest income (Taxable Equivalent)......................................         $  105,024        102,752        2.21%
  Net income....................................................................             56,540         53,031        6.62

Per Share:
  Basic earnings................................................................               .761           .713        6.73
  Diluted earnings..............................................................               .753           .704        6.96
  Tangible book value...........................................................               3.02           3.06       (1.31)

Average Balances:
  Assets........................................................................          2,828,195      2,710,175        4.35
  Loans, net....................................................................          1,176,856      1,275,023       (7.70)
  Deposits......................................................................          2,474,179      2,340,827        5.70
  Shareholders' equity..........................................................            223,719        225,045       (0.59)

Financial Ratios:
  Return on average assets......................................................               2.00%          1.96        2.04
  Return on average equity <F1>.................................................              26.65          26.21        1.68
  Consolidated tier 1 capital to:
    Total average assets (leverage).............................................               7.74           7.53        2.79
    Risk-adjusted assets........................................................              17.09          16.54        3.33
  Total capital to risk-adjusted assets.........................................              18.37          17.82        3.09
  Net loans charged off (recovered) to average loans............................               (.02)           .39          --
  Allowance for loan losses to nonperforming loans..............................               15.6x          15.0x       4.00
  Efficiency ratio..............................................................              38.78          38.33       (1.17)
  Dividend payout ratio.........................................................              78.83          83.98       (6.13)


<F1> Excludes the market adjustment on securities available for sale.





Per share information of common stock


                                                                                                   Tangible      Range of Stock
                                                                      Basic    Diluted       Cash      Book          Price
                                                                   Earnings   Earnings   Dividend     Value       High     Low

2003
  First quarter..........................................            $ .178       .175       .150      3.12      11.40    9.50
  Second quarter.........................................              .180       .178       .150      3.16      11.75    9.72
  Third quarter..........................................              .192       .189       .150      3.14      13.47   10.81
  Fourth quarter.........................................              .163       .161       .150      3.06      14.25   12.25

2004
  First quarter..........................................              .191       .188       .150      3.15      14.00   12.64
  Second quarter.........................................              .193       .191       .150      2.89      13.79   11.87
  Third quarter..........................................              .205       .203       .150      3.02      13.21   12.17
  Fourth quarter.........................................              .172       .171       .150      3.02      14.18   12.80


                         MAP OF NEW BRANCH LOCATIONS
                                  [OMITTED]

                         [LOGO] TRUSTCO Bank Corp NY

Table of Contents


Financial Highlights....................................................... 1

President's Message........................................................ 4

Management's Discussion and Analysis
  of Financial Condition and Results of Operations......................... 6

Average Balances, Yields
  and Net Interest Margins................................................ 13

Glossary of Terms......................................................... 26

Management's Report on Internal Control
  Over Financial Reporting................................................ 27

Reports of Independent Registered Public Accounting Firm............. 28 - 29

Consolidated Financial Statements and Notes............................... 30

Officers and Board of Directors........................................... 47

Officers of Trustco Bank.................................................. 47

Branch Locations.......................................................... 48

General Information........................................ Inside Back Cover




TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

                         [LOGO] TRUSTCO Bank Corp NY

President's Message


Dear Shareholder:

   We had another record year in 2004 at TrustCo. Although others in our industry did well, few can match the TrustCo record of sustained superior performance. We are grateful to our shareholders, customers, Board of Directors and employees for their strong support and enthusiasm.

   During 2004, measurements that drive shareholder value continued in the right direction with net income at $56.5 million, up a significant 6.6% over 2003. In 2004, return on average equity (ROE), our most important measurement, was 26.65% up from 26.21% in 2003. TrustCo's enviable five-year ROE was 25.66% and our plans call for a 26% ROE in 2005.

   TrustCo's world-class efficiency ratio was 38.8% for 2004. This measurement is one of the best tests to identify effective expense controls and productivity.

   We have often discussed our philosophy of returning excess capital to our shareholders while maintaining sufficient capital to meet the regulatory definition of "well capitalized." Therefore, in 2004, 78.8% of net income was paid to shareholders in cash dividends.

   TrustCo's branch office expansion program continues. In 2004 we opened offices in Osprey and Sarasota, our first two branches on the west coast of Florida. Our expansion downstate is also on track with the opening of our Wappingers Falls office, our third in Dutchess County. We continue to find opportunities in Upstate New York, and in 2004, we opened branches in Valatie and Slingerlands. During 2004 we also relocated our Rotterdam Square office to a more visible location within the mall. Our plans call for aggressive branch expansion in 2005, targeting the Capital Region, downstate New York/ northern New Jersey and Florida.

   The quality of the loan portfolio is excellent, and our allowance for loan loss ratios and other asset quality indicators remain strong.

   We note with sorrow the passing of Barton A. Andreoli, a director of TrustCo Bank Corp NY and Trustco Bank since 1993. Mr. Andreoli was an enthusiastic and contributing member of several committees, and will be missed.

   There were a number of senior staff changes during 2004. Kevin M. Curley and Robert M. Leonard were elevated to Administrative Vice Presidents; and Michael J. Lofrumento and Patrick M. Canavan were named Vice Presidents. I believe that the TrustCo management team has the experience and ability to continue to lead the Company along the road of accomplishment and prosperity in the future.

                         [LOGO] TRUSTCO Bank Corp NY

   2004 was a year in which average assets of $2.82 billion grew by $118.0 million, an increase of 4.4%. This solid performance will provide us with investment opportunities going forward. Our loan portfolio grew by 6.7% during 2004 with continued emphasis on the retail side of the product mix.

   Our Trust Department, which currently manages assets in excess of $992 million, has ambitious expectations for 2005 and continues moving forward.

   Our community needs have expanded, and TrustCo has responded appropriately. Our staff involvement with hundreds of nonprofit agencies throughout our market area, coupled with financial support from TrustCo, has received increased public awareness.

   We are enthusiastic about TrustCo's future. It is our intention at every level in the Company to carry our past success into the future. Our products are tailored to the needs of our community; we have a solid team to deliver them, and a management style that can adapt almost immediately to marketplace changes.

   We are sure the combination of management, products, financial strength and the enthusiastic commitment of the Board of Directors will bring us continued success in the years ahead, whatever the banking environment.


Sincerely,

/s/ Robert J. McCormick

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

                         [LOGO] TRUSTCO Bank Corp NY

Management's Discussion and Analysis of Financial Condition and Results of Operations

   The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company", "TrustCo" or the "Bank"), and Trustco Bank during 2004 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2004 should be read in conjunction with this review. Certain amounts in years prior to 2004 have been reclassified to conform with the 2004 presentation.


Overview

   TrustCo recorded net income of $56.5 million or $0.753 of diluted earnings per share for the year ended December 31, 2004, compared to $53.0 million or $0.704 per share for the year ended December 31, 2003. This represents an increase of 6.6% in net income between 2003 and 2004.

   During 2004, the following had a significant effect on net income:

o an increase of $3.6 million in net interest income compared to 2003, as an increase in the average balance of interest earning assets of $123.0 million was partially offset by a reduction of nine basis points ("bp") in the net interest margin,

o a reduction in the provision for loan losses from $1.2 million in 2003 to $450,000 in 2004 and,

o the recognition of net securities gains of $13.7 million in 2004 compared to $9.8 million recorded in 2003


Return on Equity
2002     26.08%
2003     26.21%
2004     26.65%



MIX OF AVERAGE EARNING ASSETS


(dollars in thousands)                                                           2004       2003           Components of
                                                                                  vs.        vs.        Total Earning Assets
                                           2004         2003         2002        2003       2002       2004      2003    2002

Loans, net of unearned income.....   $1,176,856    1,275,023    1,512,448     (98,167)  (237,425)      43.1%     48.9%   58.6
Securities available for sale:
  U.S. Treasuries and agencies....      714,603      506,608      185,462     207,995    321,146       26.2      19.4     7.2
  States and political
     subdivisions.................      168,723      203,718      222,696     (34,995)   (18,978)       6.2       7.8     8.6
  Mortgage-backed securities and
    collaterized mortgage
    obligations...................      149,298       60,248       62,494      89,050     (2,246)       5.5       2.3     2.4
  Other...........................       25,221       63,331       97,404     (38,110)   (34,073)       0.9       2.5     3.8

  Total securities available
    for sale......................    1,057,845      833,905      568,056     223,940    265,849       38.8      32.0    22.0

Federal funds sold and other
    short-term investments........      494,579      497,364      498,875      (2,785)    (1,511)      18.1      19.1    19.4

Total earning assets..............   $2,729,280    2,606,292    2,579,379     122,988     26,913      100.0%    100.0   100.0


                         [LOGO] TRUSTCO Bank Corp NY

   TrustCo has performed well with respect to a number of key performance ratios during 2004 and 2003, including:

o    return on average equity of 26.65% for 2004 and 26.21% for 2003,

o    return on average assets of 2.00% for 2004 and 1.96% for 2003, and

o    an efficiency ratio of 38.78% for 2004 and 38.33% for 2003.

   TrustCo's operations focus on providing high quality service to the communities served by the branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

   TrustCo continues to open new branch locations. During 2004 five new branches were added to the franchise - two branches were opened on the west coast of Florida, one in Dutchess County, New York and two new branches in the Capital District region. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2005, this strategy will lead to the opening of seven to ten new branches. Management believes that expanding into central and western Florida and the downstate region of New York has been a success. The new branches have all of the same products and features found at our other locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.

   Overall, 2004 was marked by growth in each of the key elements of performance. Deposits ended 2004 at $2.53 billion, an increase of $107.3 million from the prior year, and the loan portfolio grew to a total of $1.19 billion, an increase of $77.2 million over the 2003 year end balance. Likewise, the balance of overnight investments in federal funds sold and other short term investments increased to $642.2 million at year end from $355.3 million at year end 2003. This increase in federal funds sold and other short-term investments is described below in the sections on Securities Available for Sale and Federal Funds Sold and Other Short-term Investments. Offsetting these increases was a reduction of $280.9 million in the year end balance of securities available for sale. The increase in deposits and loans reflect


LOAN PORTFOLIO


(dollars in thousands)                                                   As of December 31,

                                                    2004                         2003                         2002

                                           Amount        Percent        Amount        Percent        Amount        Percent

Commercial........................     $  193,188           15.6%   $  190,501           16.4%   $  199,795           14.1%
Real estate - construction........         20,148            1.6         7,476            0.6         7,252            0.5

Real estate - mortgage............        822,103           66.3       779,227           67.0     1,059,035           74.4
Home equity lines of credit.......        191,242           15.4       171,078           14.7       139,294            9.8
Installment loans.................         13,749            1.1        14,365            1.3        17,465            1.2

Total loans.......................      1,240,430          100.0%    1,162,647          100.0%    1,422,841          100.0%
Less: Unearned income.............            365                          381                          540
      Allowance for loan losses...         49,384                       48,739                       52,558

Net loans.........................     $1,190,681                   $1,113,527                   $1,369,743





                                                                     Average Balances

                                2004                  2003                  2002                  2001                  2000

                           Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent

Commercial............ $  189,179     16.1%  $  199,729     15.7%  $  198,566     13.1%  $  195,152     12.8%  $  179,952     12.9%
Real estate -
  construction........     12,430      1.1        6,684      0.5        9,752      0.7       14,526      1.0       18,338      1.3
Real estate -
  mortgage............    780,777     66.3      899,415     70.5    1,156,779     76.4    1,161,521     76.4    1,040,127     74.5
Home equity
  lines of credit.....    181,948     15.4      155,185     12.2      129,847      8.6      125,778      8.3      134,459      9.6
Installment loans.....     12,895      1.1       14,460      1.1       18,181      1.2       22,687      1.5       23,471      1.7

Total loans...........  1,177,229    100.0%   1,275,473    100.0%   1,513,125    100.0%   1,519,664    100.0%   1,396,347    100.0%
Less: Unearned
        income........        373                   450                   677                   896                   933
      Allowance for
        loan losses...     49,299                51,311                56,525                57,398                56,362

Net loans............. $1,127,557             1,223,712             1,455,923             1,461,370             1,339,052


                         [LOGO] TRUSTCO Bank Corp NY

Taxable Equivalent
Net Interest Income (dollars in millions)
2002     $103.3
2003     $102.8
2004     $105.0

the success the Company has had in attracting new customers to the Bank both in new branch locations as well as overall. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers.

   The decrease in the year end balance of securities available for sale is reflective of decisions made by management near year end to create additional liquidity (federal funds sold and other short-term investments) in the event interest rates begin to rise in 2005. On average for 2004 the balance of securities available for sale was $1.06 billion compared to $833.9 million in 2003. Sales of investment securities resulted in net gains of $13.7 million in 2004 and $9.8 million in 2003. These net gains were primarily from the portfolio of local bank stocks purchased over the years in connection with unsuccessful merger opportunities. For 2005 management does not anticipate that security gains will be as significant. Net unrealized gains on securities available for sale were $7.4 million at December 31, 2004, including $4.4 million of unrealized gains on equity securities.


Asset/Liability Management

   In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 96.5% and 96.2% of average total assets for 2004 and 2003, respectively.

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

   Interest rates have remained at relatively low levels during 2004. One of the most important interest rates used to control national economic policy is the "federal funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit quality rating. The federal funds rate increased by a total of 125 basis points during 2004 from 1.00% for the first half of the year to 2.25% by year-end. During this same time period the 10 year treasury bond did not change consistently with the increased federal funds rate. The 10 year treasury rate was 4.25% as of year end 2003 and 4.22% as of year end 2004. The Federal Reserve has indicated its intention to continue to monitor economic expansion in the United States economy which may require additional increases in the federal funds rate.

   These changes in interest rates have an effect on the Company relative to the interest income on loans, securities and federal funds sold as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which is recorded at market value. Generally, as interest rates increase the market value of the securities available for sale portfolio will decrease.

   The principal loan product for TrustCo is residential real estate loans. Interest rates on new residential

                         [LOGO] TRUSTCO Bank Corp NY


MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES


(dollars in thousands)                                                                December 31, 2004

                                                                            After 1 Year
                                                              In 1 Year       But Within             After
                                                                or Less          5 Years           5 Years            Total

Commercial................................................     $ 80,850           67,377            44,961          193,188
Real estate construction..................................       20,148               --                --           20,148

Total.....................................................      100,998           67,377            44,961          213,336

Predetermined rates.......................................       25,518           67,226            44,961          137,705
Floating rates............................................       75,480              151                --           75,631

Total.....................................................     $100,998           67,377            44,961          213,336


real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.


Earning Assets

   Average earning assets during 2004 were $2.73 billion, which was an increase of $123.0 million from the prior year. This increase was primarily the result of growth in the average balance of securities available for sale of $223.9 million offset by a $98.2 million decrease in the average balance of loans. These changes resulted from mortgage loan customers refinancing with other financial institutions and reinvestment of the loan payoffs into securities.

   Total average assets were $2.83 billion for 2004 and $2.71 billion for 2003.

   The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.


Loans

   Average loans decreased $98.2 million during 2004. Interest income on the loan portfolio also decreased to $75.2 million in 2004 from $87.7 million in 2003. The average yield decreased from 6.88% in 2003 to 6.39% in 2004.

   Historically, management believes, TrustCo has distinguished itself in the Upstate New York region as one of the principal originators of residential real estate loans. Through marketing and pricing and a customer-friendly service delivery network, TrustCo has attempted to limit the amount of mortgage loans refinanced with other institutions. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. While management believes this policy ultimately benefits the borrower, it can result in slightly higher rates as compared to the local competition. Despite these efforts, certain existing and potential borrowers chose to refinance/originate their loans with institutions offering lower rates, resulting in a decline in the balance of this portfolio. The average balance of real estate loans was $899.4 million in 2003 and $780.8 million in 2004. Income on real estate loans decreased to $52.7 million in 2004 from $64.9 million in 2003. The yield on the portfolio decreased to 6.69% for 2004 from 7.19% in 2003 due to general changes in retail rates in the marketplace. Though there remains debate, the Company believes the general tenor of the economy is for improvement, and consequently, increases in long-term interest rates. As a result, the significant amount of refinancing that has occurred during 2003 and 2004 may not continue in 2005. Assuming a slowdown in refinancing, TrustCo anticipates that the low closing cost and other unique features of its mortgage loan products may once again attract customers.

   Real estate loans at December 31, 2004 were $822.1 million compared to $779.2 million at year end 2003, an increase of $42.9 million. This increase occurred primarily in the second half of 2004 as the level of refinancing activity lessened.

   The overwhelming majority of TrustCo's real estate loans are secured by properties within the Bank's market area. During 2004, management continued

                         [LOGO] TRUSTCO Bank Corp NY
its established practice of retaining all new loan originations in the Bank's portfolio rather than selling them in the secondary market.

   Average commercial loans of $189.2 million in 2004 decreased by $10.6 million from $199.7 million in 2003. The average yield on the commercial loan portfolio decreased to 6.88% for 2004 compared to 7.26% for 2003. This resulted in income on commercial loans of $14.7 million in 2003 and $13.4 million in 2004.

   TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in the Bank's market region. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios.

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

   TrustCo has a leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2004, the average balance of home equity credit lines was $181.9 million, an increase from $155.2 million in 2003. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 4.23% for 2004 from 4.01% in 2003. This resulted in interest income on home equity credit lines of $7.7 million in 2004, compared to $6.2 million in 2003.

   The average balance of installment loans, net of unearned income, decreased to $12.5 million in 2004 from $14.0 million in 2003. The yield on installment loans decreased to 11.63% in 2004, resulting in interest income of $1.5 million.


Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.

   The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.

   At December 31, 2004, securities available for sale amounted to $896.0 million, compared to $1.18 billion at year end 2003. As previously discussed, the decrease in the year end balance of securities available for sale is reflective of decisions made by management near year end to create additional liquidity in the event interest rates begin to rise in 2005. For 2004, the average balance of securities available for sale was $1.06 billion with an average yield of 5.85%, compared to an average balance in 2003 of $833.9 million with an average yield of 6.01%. The taxable equivalent income earned on the securities portfolio in 2004 was $61.9 million, compared to $50.2 million earned in 2003. Yields earned on securities available for sale were down slightly for 2004 compared to 2003 due primarily to additional investments made in the mortgage-backed securities and collateralized mortgage obligations portfolio. These additional investments were made at relatively low interest rates as compared to the remainder of the portfolio and have an anticipated average life of less than 4 years.

   Increases in the 2004 average balance of securities available for sale were the result of efforts to invest the funds from loan refinancings and deposit inflows into investment securities available for sale. The interest rates on the securities purchased during the year were attractive as compared to investing the funds in overnight federal funds and other short term investments and compared to the Company's overall cost of funding. Federal funds sold and other short-term investments yielded an average rate of return of 1.35% for the year. Interest income was positively affected by investing the funds in the securities available for sale portfolio at significantly higher interest rates. The additional interest earned on these securities helped offset lower income in the loan portfolio. All security purchases are made in accordance with management's long standing

                         [LOGO] TRUSTCO Bank Corp NY
investment policies. Management believes these additional investments offered the best combination of yield and credit protection. Sales of securities available for sale were made at year end in anticipation of rising interest rates and the availability of higher yielding bonds in 2005.

   During 2004, TrustCo recognized approximately $13.7 million of net gains from securities transactions, compared to approximately $9.8 million in 2003. The Company recognized these transactions in response to lower interest rates in the marketplace, which had the effect of increasing the value of these securities. Net unrealized gains on securities available for sale were $7.4 million at December 31, 2004, including $4.4 million of unrealized gain on equity securities. At year end 2004, TrustCo continued to have significant liquidity in the form of $642.2 million of federal funds sold and other short-term investments.

   TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

   Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2004 and 2003, the market value of TrustCo's portfolio of securities available for sale carried net unrealized gains of approximately $7.4 million and $35.0 million, respectively.


   Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2004. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.


SECURITIES AVAILABLE FOR SALE


(dollars in thousands)                                                       As of December 31,

                                                          2004                      2003                      2002

                                                 Amortized      Market     Amortized      Market     Amortized     Market
                                                      Cost       Value          Cost       Value          Cost      Value

U.S. Treasuries and agencies.................     $521,578     517,561       863,528     863,659       224,576    230,428
States and political subdivisions............      147,988     154,939       182,118     191,727       223,873    235,495
Mortgage-backed securities and
  collateralized mortgage obligations........      201,579     201,623        64,718      66,322        49,537     52,591
Other........................................          685         685           685         685        26,068     26,138

  Total debt securities available for sale...      871,830     874,808     1,111,049   1,122,393       524,054    544,652

Equity securities............................       16,741      21,181        30,880      54,533        83,246    108,511

  Total securities available for sale........     $888,571     895,989     1,141,929   1,176,926       607,300    653,163




SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:


(dollars in thousands)                                                              As of December 31, 2004

                                                                           Based on                        Based on
                                                                        Final Maturity                     Call Date

                                                                    Amortized        Market         Amortized        Market
                                                                         Cost         Value              Cost         Value

Within 1 year....................................................    $ 24,653        25,066           560,188       557,026
1 to 5 years.....................................................     169,344       169,209           187,204       188,799
5 to 10 years....................................................      40,075        39,992           117,400       121,567
After 10 years...................................................     637,758       640,541             7,038         7,416

  Total debt securities available for sale.......................    $871,830       874,808           871,830       874,808


                         [LOGO] TRUSTCO Bank Corp NY

   The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2004, based on the final maturity of the securities. Mortgage-backed securities are presented in the time period of their estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.


   Federal funds sold and other short-term investments: During 2004, the average balance of federal funds sold and other short-term investments was $494.6 million, a slight decrease from $497.4 million in 2003. The average rate earned on these assets was 1.35% in 2004 and 1.14% in 2003. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

   During 2004, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

   The year end balance of federal funds sold and other short term investments was $642.2 million for 2004 compared to $355.3 million for year end 2003. The year end balance for 2004 is significantly higher than the average balance for the year of $494.6 million due to the proceeds of sales of securities available for sale executed near year end. These proceeds had not been reinvested in either the loan or securities available for sale portfolio by December 31, 2004. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2005 and will make appropriate adjustments based upon market opportunities and interest rates.


Funding Sources

   TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories


SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:


(dollars in thousands)                                                 As of December 31, 2004

                                                                               Maturing:

                                                               After 1           After 5
                                              Within        But Within        But Within            After
                                              1 Year           5 Years          10 Years         10 Years             Total
U.S. Treasuries and agencies
  Amortized cost........................     $   500            15,000            10,000          496,078           521,578
  Market value..........................         500            14,991            10,076          491,994           517,561
  Weighted average yield................        1.62%             3.00              6.00             5.41              5.35

States and political subdivisions
  Amortized cost........................     $   505             1,246             5,496          140,741           147,988
  Market value..........................         505             1,250             5,608          147,576           154,939
  Weighted average yield................        4.59%             4.60              5.55             5.35              5.35

Mortgage-backed securities and
    collateralized mortgage obligations
  Amortized cost........................     $23,648           152,463            24,529              939           201,579
  Market value..........................      24,061           152,333            24,258              971           201,623
  Weighted average yield................        8.34%             4.70              4.51             6.91              5.12

Other
  Amortized cost........................     $    --               635                50               --               685
  Market value..........................          --               635                50               --               685
  Weighted average yield................          --%             4.42              5.50               --              4.50

Total debt securities available for sale
  Amortized cost........................     $24,653           169,344            40,075          637,758           871,830
  Market value..........................      25,066           169,209            39,992          640,541           874,808
  Weighted average yield................        8.13%             4.55              5.02             5.40              5.29


Weighted average yields have not been adjusted for any tax-equivalent factor. U.S. Treasuries and agencies maturing after 10 years have final maturities of less than 15 years. States and political subdivisions maturing after 10 years have final maturities of less than 20 years.

                         [LOGO] TRUSTCO Bank Corp NY


AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS


(dollars in thousands)                                2004                           2003                           2002

                                                    Interest                       Interest                       Interest
                                            Average  Income/ Average      Average   Income/ Average      Average   Income/ Average
                                            Balance  Expense    Rate      Balance   Expense    Rate      Balance   Expense    Rate

Assets
  Loans, net of unearned income........  $1,176,856   75,232    6.39%   1,275,023    87,669    6.88%   1,512,448   112,085    7.41%

  Securities available for sale:
    U.S. Treasuries and agencies.......     714,603   39,796    5.57      506,608    25,989    5.13      185,462    11,669    6.29
    States and political subdivisions..     168,723   13,302    7.88      203,718    16,131    7.92      222,696    17,917    8.05
    Mortgage-backed securities and
      collateralized mortgage
      obligations......................     149,298    7,032    4.71       60,248     3,618    6.01       62,494     4,483    7.17
    Other..............................      25,221    1,744    6.92       63,331     4,430    7.00       97,404     6,697    6.88

    Total securities available
      for sale.........................   1,057,845   61,874    5.85      833,905    50,168    6.01      568,056    40,766    7.18

  Federal funds sold and other
      short-term investments...........     494,579    6,675    1.35      497,364     5,654    1.14      498,875     8,458    1.70

    Total interest earning assets......   2,729,280  143,781    5.27%   2,606,292   143,491    5.50%   2,579,379   161,309    6.25%

  Allowance for loan losses............     (49,299)                      (51,311)                       (56,525)
  Cash and noninterest earning assets..     148,214                       155,194                        170,651

    Total assets.......................  $2,828,195                     2,710,175                      2,693,505

Liabilities and shareholders' equity
  Interest bearing deposits:
    Interest bearing
      checking accounts................  $  328,804    1,586    0.48%     320,179     1,678    0.52%     306,856     3,124    1.02%
    Savings............................     809,438    7,968    0.98      759,308     8,795    1.16      701,966    12,758    1.82
    Time deposits and money markets....   1,123,474   28,223    2.51    1,072,078    29,370    2.74    1,010,529    39,268    3.89

    Total interest bearing deposits....   2,261,716   37,777    1.67    2,151,565    39,843    1.85    2,019,351    55,150    2.73

  Short-term borrowings................     100,855      972    0.96      107,799       877    0.81      210,363     2,840    1.35
  Long-term debt.......................         151        8    5.40          326        19    5.80          510        30    5.91

    Total interest bearing
      liabilities......................   2,362,722   38,757    1.64%   2,259,690    40,739    1.80%   2,230,224    58,020    2.60%

  Demand deposits......................     212,463                       189,262                        193,089
  Other liabilities....................      29,291                        36,178                         55,229
  Shareholders' equity.................     223,719                       225,045                        214,963

    Total liabilities and
      shareholders' equity.............  $2,828,195                     2,710,175                      2,693,505

Net interest income....................              105,024                        102,752                        103,289

Net interest spread....................                         3.63%                          3.70%                          3.65%

Net interest margin
  (net interest income
  to total interest earning assets)....                         3.85                           3.94                           4.00


Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2004, and 2003, and 35.0% and 8.0%, for 2002. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $19.5 million, $22.7 million, and $26.1 million in 2004, 2003, and 2002, respectively, net of unrealized appreciation, net of tax, in the available for sale securities portfolio. Nonaccrual loans are included in average loans.

                         [LOGO] TRUSTCO Bank Corp NY
of funds used and the corresponding average balances for each of the last three years.


   Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.47 billion in 2004, compared to $2.34 billion in 2003, an increase of $133.4 million. Increases were noted in all categories of accounts. The average balance of interest bearing checking accounts increased by $8.6 million to $328.8 million in 2004. Money market accounts had an average balance of $157.4 million in 2004 compared to $149.5 million in 2003. Savings account balances increased from $759.3 million in 2003 to $809.4 million in 2004, an increase of 6.6%. Time deposits increased on average by $43.5 million and demand deposits increased by $23.2 million during 2004 compared to 2003.

   The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor is the moving of funds by customers away from the stock and bond markets back into the banking system. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.

   The overall cost of interest bearing deposits was 1.67% in 2004 compared to 1.85% in 2003. The increase in the average balance of interest bearing deposits, coupled with an 18 basis point decrease in the average cost, resulted in a decrease of approximately $2.1 million in interest expense to $37.8 million in 2004.

   The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes, TrustCo is able to attract deposit customers looking for a long-term banking relationship, and to cross sell banking services utilizing the deposit account relationship as the starting point. As a result of changing to a federal savings bank charter in 2002, TrustCo no longer competitively bids on new deposits from states and political subdivisions. Therefore, the average balance of these deposits has decreased significantly since that time. Management believes that the benefits of the federal savings bank charter outweigh the loss of these municipal deposits.

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)          As of December 31, 2004

Under 3 months..............................   $ 16,592
3 to 6 months ..............................     19,175
6 to 12 months .............................     33,833
Over 12 months..............................    108,421

Total.......................................   $178,021


Other funding sources: The Company had $107.8 million of average short-term borrowings outstanding during 2003 compared to $100.9 million in 2004. The average cost of short-term borrowings was 0.81% in 2003 and 0.96% in 2004. This resulted in interest expense of approximately $1.0 million in 2004.


Capital Resources

   Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo


MIX OF AVERAGE SOURCE OF FUNDING


(dollars in thousands)                                                                                        Components of
                                                                                     2004       2003          Total Funding
                                                                                      vs.        vs.
                                                2004         2003         2002       2003       2002       2004    2003   2002

Demand deposits........................   $  212,463      189,262      193,089     23,201     (3,827)       8.3%    7.7    8.0
Retail deposits:
  Savings..............................      809,438      759,308      701,966     50,130     57,342       31.4    31.0   29.0
  Time deposits under $100 thousand....      789,211      767,505      766,133     21,706      1,372       30.6    31.3   31.6
  Interest bearing checking accounts...      328,804      320,179      306,856      8,625     13,323       12.8    13.1   12.7
  Money market deposits................      157,418      149,520      117,478      7,898     32,042        6.1     6.1    4.8

  Total retail deposits................    2,084,871    1,996,512    1,892,433     88,359    104,079       80.9    81.5   78.1

  Total core deposits..................    2,297,334    2,185,774    2,085,522    111,560    100,252       89.2    89.2   86.1

Time deposits over $100 thousand.......      176,845      155,053      126,918     21,792     28,135        6.9     6.4    5.2
Short-term borrowings..................      100,855      107,799      210,363     (6,944)  (102,564)       3.9     4.4    8.7
Long-term debt.........................          151          326          510       (175)      (184)        --      --     --

  Total purchased liabilities..........      277,851      263,178      337,791     14,673    (74,613)      10.8    10.8   13.9

  Total sources of funding.............   $2,575,185    2,448,952    2,423,313    126,233     25,639      100.0%  100.0  100.0


                         [LOGO] TRUSTCO Bank Corp NY


AVERAGE DEPOSITS BY TYPE OF DEPOSITOR


(dollars in thousands)                                                         Years Ended December 31,

                                                                   2004         2003         2002         2001         2000

Individuals, partnerships and corporations...............    $2,453,843    2,318,424    2,150,986    1,947,700    1,922,399
U.S. Government..........................................            70           73           35           83           79
States and political subdivisions........................         5,539        9,802       48,049       64,811       49,651
Other (certified and official checks, etc.)..............        14,727       12,528       13,370       15,056       13,674

  Total average deposits by type of depositor............    $2,474,179    2,340,827    2,212,440    2,027,650    1,985,803


strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company's growth.

   A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 78.8% of net income in 2004, 84.0% for 2003 and 88.6% for 2002. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue.

   TrustCo's Tier 1 capital was 17.09% of risk-adjusted assets at December 31, 2004, and 16.54% of risk-adjusted assets at December 31, 2003. Tier 1 capital to average assets at December 31, 2003 was 7.53%, as compared to 7.74% at year end 2004.

   At December 31, 2004 and 2003, Trustco Bank met its regulators' definition of a well capitalized institution.


VOLUME AND YIELD ANALYSIS


(dollars in thousands)                                  2004 vs. 2003                                 2003 vs. 2002

                                           Increase         Due to       Due to          Increase         Due to        Due to
                                         (Decrease)         Volume         Rate        (Decrease)         Volume          Rate

Interest income (TE):
  Federal funds sold and other
    short-term investments.............    $  1,021            (32)       1,053            (2,804)           (12)       (2,792)
  Securities available for sale:
    Taxable............................      14,535         12,791        1,744            11,189         14,298        (3,109)
    Tax-exempt.........................      (2,829)        (2,756)         (73)           (1,787)        (1,507)         (280)

    Total securities available
      for sale.........................      11,706         10,035        1,671             9,402         12,791        (3,389)
  Loans................................     (12,437)        (7,553)      (4,884)          (24,416)       (18,178)       (6,238)

    Total interest income..............         290          2,450       (2,160)          (17,818)        (5,399)      (12,419)

Interest expense:
  Interest bearing checking accounts...         (92)            55         (147)           (1,446)           131        (1,577)
  Savings..............................        (827)           640       (1,467)           (3,963)           980        (4,943)
  Time deposits
     and money markets.................      (1,147)         1,654       (2,801)           (9,898)         1,722       (11,620)
  Short-term borrowings................          95            (49)         144            (1,963)        (1,087)         (876)
  Long-term debt.......................         (11)           (10)          (1)              (11)           (11)           --

    Total interest expense.............      (1,982)         2,290       (4,272)          (17,281)         1,735       (19,016)

    Net interest income (TE)...........    $  2,272            160        2,112              (537)        (7,134)        6,597


Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

                         [LOGO] TRUSTCO Bank Corp NY

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

   Nonperforming assets at year end 2004 totalled $3.2 million as compared to the balance of $3.3 million at year end 2003. All of the nonperforming assets at year end 2004 and 2003 are nonperforming loans. Nonperforming loans as a percentage of the total loan portfolio were 0.26% in 2004 and 0.28% in 2003.

   Included in nonperforming loans at year end 2004 were $557,000 of residential mortgage loans in nonaccrual status as compared to none at year end 2003. There were no loans past due three payments or more and still accruing interest at year end 2004 and 2003. Restructured loans at year end 2004 were $2.6 million, compared to $3.3 million at year end 2003. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.

   All of the $3.2 million of nonperforming loans at December 31, 2004 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2004 and 2003 occurred in the residential real estate and retail consumer loan portfolios. During 2004, gross charge-offs of these types of loans were $5.5 million (which represented 94% of total gross charge-offs). In 2003, charge-offs for these types of loans were $9.2 million. In the past several years there has been a shift of charge-offs from the commercial loan portfolio to the residential real estate and retail consumer loan portfolios for several reasons, including:

o the overall emphasis within TrustCo on residential real estate originations,

o the relatively weak economic environment in the Upstate New York market, and

o the relatively stagnant growth in real estate values in many of the Company's market areas that has occurred since the middle of the 1990's, thereby causing a reduction in the collateral that support the loans.

   Consumer defaults and bankruptcies had increased over the last several years, and this led to an increase in defaults on loans. However, beginning in 2004 the number of new bankruptcy filings in the Capital District area decreased from the prior year as compared to state wide trends which continue to show increases year over year in new bankruptcy filings. This trend, along with the decrease in residential real estate and consumer loan charge offs in 2004 compared to 2003, may be indicators of future economic stability for this region and a continued lessening of charge offs in the residential real estate portfolio.

   Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region and avoids concentrations to any one borrower or any single industry.

   Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2004, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

   TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured since 1995 under a troubled debt restructuring, as impaired loans.

                         [LOGO] TRUSTCO Bank Corp NY

   At year end 2004 and 2003, there were $2.6 and $3.1 million, respectively, of impaired loans. The average balances of impaired loans were $2.9 million during 2004 and $3.7 million during 2003. The Company recognized approximately $314 thousand of interest income on these loans in 2004 and $380 thousand in 2003.

Allowance for Loan Losses (dollars in millions)
2002  $52.6
2003  $48.7
2004  $49.4


Allowance for Loan Losses

   The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.

   In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

o    the magnitude and nature of recent loan charge offs,

o the growth in the loan portfolio and the risks associated with the absolute balance of the loan portfolio in relation to the economic climate in the Bank's business territory,

o significant growth in the level of losses associated with bankruptcies and the time period needed to foreclose, secure, and dispose of collateral, and

o the relatively weak economic environment in the Upstate New York territory over the last several years.

   The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2004 and 2003 were $5.8 million and $9.6 million, respectively. Recoveries were $6.0 million in 2004 and $4.6 million in 2003. The provision recorded in 2004 was $450,000 compared to $1.2 million in 2003. The reduction in the provision for loan losses over the last several years is a result of the allowance for loan losses being considered adequate by management in relation to the overall loan portfolio.

   The level of loan charge offs decreased by approximately $3.8 million between 2003 and 2004 while at the same time the level of nonperforming loans remained relatively constant between the two years. The mix of the nonperforming loans has changed between 2003 and 2004 in that virtually all of the increase in nonperforming loans in 2004 are loans on a nonaccrual status. Though the economic climate in the Upstate New York area has suffered over the last several years, resulting in higher bankruptcies and stagnant real estate prices, overall economic trends in the last two years have been improving. As noted earlier, bankruptcies in the Capital District area have recently decreased on a year over year basis, and general housing prices have been increasing. These positive trends have helped marginal credits better manage their


NONPERFORMING ASSETS


(dollars in thousands)                                                          As of December 31,

                                                             2004           2003          2002           2001          2000

Loans in nonaccrual status...........................     $   557             --           615          1,090         4,395
Loans contractually past due 3 payments or more
  and still accruing interest........................          --             --            --            801           896
Restructured loans...................................       2,610          3,260         4,303          5,159         6,370

Total nonperforming loans............................       3,167          3,260         4,918          7,050        11,661
Foreclosed real estate...............................          --             --            86            603         1,911

Total nonperforming assets...........................     $ 3,167          3,260         5,004          7,653        13,572

Allowance for loan losses............................     $49,384         48,739        52,558         57,203        56,298
Allowance coverage of nonperforming loans............       15.59x         14.95         10.69           8.11          4.83
Nonperforming loans as a % of total loans............        0.26%          0.28          0.35           0.45          0.79
Nonperforming assets as a % of total assets..........        0.11           0.12          0.19           0.30          0.55


                         [LOGO] TRUSTCO Bank Corp NY
situations and thereby keep their loans current. Because of continued improvement in nearly all of the indicators of the Company's credit quality and management's assessment of economic conditions and risk, no provision for loan losses was recorded in the fourth quarter 2004. Management will continue to monitor these trends in determining future provisions for loan losses in relation to charge offs, loan recoveries and the level and trends of nonperforming loans.


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

   Interest rate risk management focuses on maintaining consistent levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

   The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model assumes a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

   Using this internal model, the fair values of capital projections as of December 31, 2004 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2004. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp and 200 bp or to decrease by 100 bp. The decrease in interest rates was limited to a 100 bp decline in rates due to the relatively low interest rate environment at year end 2004.

                              Estimated Percentage of
                              Fair value of Capital to
As of December 31, 2004         Fair value of Assets

+200 BP                                14.58%
+100 BP                                16.37
Current rates                          17.81
-100 BP                                16.85

At December 31, 2004 the book value of capital (excluding the market adjustment on securities available for sale) to assets was 7.74%.

   The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 17.81% of assets whereas the current book value of capital to assets is 7.74% at December 31, 2004. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

                         [LOGO] TRUSTCO Bank Corp NY


SUMMARY OF LOAN LOSS EXPERIENCE


(dollars in thousands)                                       2004           2003          2002           2001          2000

Amount of loans outstanding at end of year
  (less unearned income)..........................     $1,240,065      1,162,266     1,422,301      1,556,686     1,475,048
Average loans outstanding during year
  (less average unearned income)..................      1,176,856      1,275,023     1,512,448      1,518,768     1,395,414

Balance of allowance at beginning of year.........         48,739         52,558        57,203         56,298        55,820
Loans charged off:
  Commercial......................................            335            432           997          1,084         1,951
  Real estate.....................................          5,054          8,651         6,648          5,383         2,992
  Installment.....................................            408            515           705            561           557

    Total.........................................          5,797          9,598         8,350          7,028         5,500

Recoveries of loans previously charged off:
  Commercial......................................            446          1,393           803          1,664           847
  Real estate.....................................          5,334          3,003         1,285          1,106           612
  Installment.....................................            212            183           197            223           171

    Total.........................................          5,992          4,579         2,285          2,993         1,630

Net loans charged off (recovered).................           (195)         5,019         6,065          4,035         3,870

Provision for loan losses ........................            450          1,200         1,420          4,940         4,114
Allowance of acquired bank........................             --             --            --             --           234

Balance of allowance at end of year...............     $   49,384         48,739        52,558         57,203        56,298

Net charge offs (recoveries) as a
  percent of average
  loans outstanding during year
  (less average unearned income)..................           (.02)%          .39           .40            .27           .28
Allowance as a percent of loans outstanding
  at end of year..................................           3.98           4.17          3.70           3.67          3.82


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

   The table "Interest Rate Sensitivity" presents an analysis of the interest-sensitivity gap position at December 31, 2004. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive throughout the time periods presented and that the Company is significantly asset sensitive for the period to five years. The affect of being asset sensitive is that should interest rates increase, the Company would be able to reinvest these assets at higher rates. Conversely, should interest rates fall, the Company would record less interest income due to reinvesting the assets in a lower interest rate environment.

   There are several significant shortcomings inherent in the gap analysis. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other assets and liabilities may lag behind changes in market interest rates. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability strategy.

                         [LOGO] TRUSTCO Bank Corp NY


INTEREST RATE SENSITIVITY


(dollars in thousands)                                               At December 31, 2004

                                                                          Repricing in:

                                            0-90         91-365             1-5           Over 5           Rate
                                            days           days           years            years    Insensitive          Total

Total assets......................    $1,012,796        252,015         648,099          853,277         97,647      2,863,834

Cumulative total assets...........    $1,012,796      1,264,811       1,912,910        2,766,187      2,863,834

Total liabilities
 and shareholders' equity.........    $   77,986        192,120         543,939        1,345,366        704,423      2,863,834

Cumulative total liabilities
 and shareholders' equity.........    $   77,986        270,106         814,045        2,159,411      2,863,834

Cumulative interest
 sensitivity gap..................    $  934,810        994,705       1,098,865          606,776
Cumulative gap as a % of interest
 earning assets for the period....         92.30%         78.64           57.44            21.94
Cumulative interest sensitive
 assets to liabilities............      1,298.69         468.26          234.99           128.10



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

   The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. For 2004, average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.30 billion, compared to $2.19 billion in 2003. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

   In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2004, the average balance of purchased liabilities was $277.9 million, compared with $263.2 million in 2003.

   TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.


Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2004 and 2003, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $313.3 million and $273.9 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

   The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.6 million and $3.9 million at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less

                         [LOGO] TRUSTCO Bank Corp NY
and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for credit-worthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 was insignificant.


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


Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $32.0 million in 2004, $29.6 million in 2003 and $27.3 million in 2002. Included in the 2004 results are $13.7 million of net securities gains compared with net gains of approximately $9.8 million in 2003 and $7.5 million in 2002. Excluding securities transactions, noninterest income was $18.3 million in 2004, and $19.8 million in 2003 and 2002.

   The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.9 million in 2004, $6.0 million in 2003, and $6.8 million in 2002. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2004 and 2003 assets under management by the Trust Department were approximately $992.3 million and $970.0 million, respectively.

   Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.


Noninterest expense: Noninterest expense was $48.2 million in 2004, compared with $48.5 million in 2003 and $55.3 million in 2002. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 38.8% in 2004, 38.3% in 2003 and 36.7% in 2002.

   Salaries and employee benefits are the most significant component of noninterest expense. For 2004, these expenses amounted to $20.7 million, compared with $20.4 million in 2003, and $22.3 million in 2002. The reduction in salaries and employee benefit expense between 2002 and 2003 is the result of reductions in salary and bonus payments made to senior executives and the payment, in 2002, of a supplemental retirement benefit for the former chief executive officer.

   Net occupany expense increased $336 thousand between 2003 and 2004 due primarily to new branch openings during 2004. Equipment expense, however, decreased $795 thousand for 2004 to $2.3 million as compared to $3.1 million in 2003. The decrease in net occupany expense is the result of new equipment purchased in prior years that requires less maintenance and due to general reductions in maintenance contracts in 2004.

   Professional services expense increased to $3.7 million in 2004 compared to $3.0 million in 2003 and $9.0 million in 2002. The increase in 2004 is the result of payments made to outside computer vendors and additional cost associated with complying with new Securities and Exchange Commission internal control reporting regulations. The decrease from 2002 to 2003 is the result of expensing a $6.0 million consulting contract with the Company's former chief executive officer in 2002.


NONINTEREST INCOME


(dollars in thousands)                                        For the year ended December 31,             2004 vs. 2003

                                                             2004           2003          2002         Amount      Percent

Trust department income.............................      $ 5,869          6,046         6,769           (177)        (2.9)%
Fees for services to customers......................       10,486         10,896        10,305           (410)        (3.8)
Net gains on securities transactions................       13,712          9,807         7,499          3,905         39.8
Other...............................................        1,898          2,900         2,725         (1,002)       (34.6)

  Total noninterest income..........................      $31,965         29,649        27,298          2,316          7.8%


                         [LOGO] TRUSTCO Bank Corp NY


NONINTEREST EXPENSE


(dollars in thousands)                                        For the year ended December 31,             2004 vs. 2003

                                                             2004           2003          2002         Amount         Percent

Salaries and employee benefits.......................     $20,697         20,449        22,338            248             1.2%
Net occupancy expense................................       6,601          6,265         5,594            336             5.4
Equipment expense....................................       2,283          3,078         2,946           (795)          (25.8)
Professional services................................       3,685          3,040         8,987            645            21.2
Outsourced services..................................       4,348          5,601         2,055         (1,253)          (22.4)
Charitable contributions.............................         654            513         1,588            141            27.5
Other real estate income, net........................        (739)          (457)         (348)          (282)           61.7
Other................................................      10,636          9,997        12,166            639             6.4

  Total noninterest expense..........................     $48,165         48,486        55,326           (321)           (0.1)%


   Outsourced service expense was $4.3 million in 2004 compared to $5.6 million in 2003. The decrease is the result of new processing contracts in 2004 at lower rates and the full year effect in 2004 of services brought back in house during 2003.

   Charitable contributions expense decreased approximately $1.1 million between 2003 and 2002 as a result of an additional contribution made in 2002 in recognition of the 100 year anniversary of the Company.

   Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.


Income Tax

   In 2004, TrustCo recognized income tax expense of $26.8 million, as compared to $23.3 million in 2003 and $17.0 million in 2002. The tax expense on the Company's income was different than tax expense at the Federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

   Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $33.1 million and $36.2 million at December 31, 2004 and 2003, respectively, will be realized.


Contractual Obligations

   The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2004:

(dollars in thousands)             Payments Due by Period:

                     Less Than     1-3     3-5   More Than
                        1 Year   Years   Years     5 Years     Total

Federal Home
  Loan Bank
  borrowings.........   $   27      58      29          --       114
Operating leases.....    2,588   4,473   4,322      23,497    34,880

Total                   $2,615   4,531   4,351      23,497    34,994

   In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million per year through 2011.


Impact of Inflation and Changing Prices

   The consolidated financial statements for the years ended 2004, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Efficiency Ratio
2002     36.7%
2003     38.3%
2004     38.8%

                         [LOGO] TRUSTCO Bank Corp NY

   Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

   As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


Impact of New Accounting Standards

   Emerging Issues Task Force ("EITF") issue 03-1 ("EITF 03-1"), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, addresses when impairment of securities is considered other than temporary. The initial EITF consensus, reached in November 2003, required disclosures related to other than temporary impairment. In March 2004, the EITF reached a consensus on the recognition and measurement of impairment of securities considered other than temporarily impaired for reporting periods beginning after June 15, 2004. However, in September 2004, the Financial Accounting Standards Board ("FASB") issued EITF 03-1-1, which deferred the effective date for the measurement and recognition provisions of EITF 03-1. The FASB is currently reconsidering all other than temporary impairment literature. Management does not believe the provisions, as currently written, will have a material impact on the results of future operations.

   In December 2003, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP applies to loans acquired in business combinations but does not apply to originated loans. Management does not believe the provision of this standard will have a material impact on the results of future operations.

   In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106". This statement prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Company's disclosures in Note 10 to the consolidated financial statements incorporate the requirements of the revised Statement 132.

   In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D under the Act. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. The Company is still analyzing the specific authoritative guidance on the accounting for the federal subsidy, which was issued in January 2005, but the Company anticipates that, in order to make the plan actuarially equivalent, it will make minor changes to its non-pension postretirement plan. Accordingly, the measures of the accumulated non-pension postretirement benefit obligation and net periodic non-pension postretirement benefit cost do not reflect any amount associated with the subsidy.

   In December 2004, the FASB issued revised statement No. 123 (FAS 123R), "Share-Based Payment," which requires companies to expense the estimated fair value of employee stock options and similar awards. The accounting provisions of FAS 123R will be effective for public companies beginning July 1, 2005. The Company will adopt the provisions of FAS 123R using a modified prospective application. Under modified prospective application, FAS 123R will apply to new awards and to awards that are outstanding on the effective date and are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS 123. The Company will incur additional expense beginning July 1, 2005 related to new awards granted and the unvested portions of earlier awards. The Company is in the process of determining the impact the recognition of compensation expense related to stock awards will have on its consolidated financial statements.

                         [LOGO] TRUSTCO Bank Corp NY


SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION
(dollars in thousands, except per share data)


                                                2004                                                2003

                                Q1        Q2         Q3        Q4       Year       Q1        Q2       Q3        Q4     Year

Income statement:
  Interest income........  $34,409    34,105     34,951    35,320    138,785   35,401    34,745   32,041    34,943  137,130
  Interest expense.......    9,346     9,439      9,797    10,174     38,756   11,706    10,346    9,307     9,380   40,739

  Net interest income ...   25,063    24,666     25,154    25,146    100,029   23,695    24,399   22,734    25,563   96,391
  Provision for
    loan losses..........      150       150        150        --        450      300       300      300       300    1,200

  Net interest income
    after provision for
    loan losses..........   24,913    24,516     25,004    25,146     99,579   23,395    24,099   22,434    25,263   95,191
  Noninterest income.....    8,721     8,375      8,990     5,879     31,965    7,850     7,508   10,201     4,090   29,649
  Noninterest expense....   12,508    11,699     11,483    12,475     48,165   12,669    12,579   11,600    11,638   48,486

  Income before
    income taxes.........   21,126    21,192     22,511    18,550     83,379   18,576    19,028   21,035    17,715   76,354
  Income tax expense.....    6,993     6,821      7,298     5,727     26,839    5,384     5,617    6,750     5,572   23,323

  Net income.............  $14,133    14,371     15,213    12,823     56,540   13,192    13,411   14,285    12,143   53,031

Per share data:
  Basic earnings.........  $  .191      .193       .205      .172       .761     .178      .180     .192      .163     .713
  Diluted earnings.......     .188      .191       .203      .171       .753     .175      .178     .189      .161     .704
  Cash dividends
    declared.............     .150      .150       .150      .150       .600     .150      .150     .150      .150     .600



Critical Accounting Policies

   Pursuant to SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies - those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the consolidated financial statements is a description of the significant accounting policies that are utilized by the Company in the preparation of the consolidated financial statements.


Forward-Looking Statements

   Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in local market area and general business and economic trends. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

                         [LOGO] TRUSTCO Bank Corp NY


FIVE YEAR SUMMARY OF FINANCIAL DATA


(dollars in thousands, except per share data)                               Years Ended December 31,

                                                             2004           2003          2002           2001          2000

Statement of income data:
  Interest income.................................     $  138,785        137,130       153,735        168,660       173,702
  Interest expense................................         38,756         40,739        58,020         72,763        75,648

  Net interest income.............................        100,029         96,391        95,715         95,897        98,054
  Provision for loan losses.......................            450          1,200         1,420          4,940         4,114

  Net interest income after provision
    for loan losses...............................         99,579         95,191        94,295         90,957        93,940
  Noninterest income..............................         31,965         29,649        27,298         25,802        16,366
  Noninterest expense.............................         48,165         48,486        55,326         51,313        47,767

  Income before income taxes......................         83,379         76,354        66,267         65,446        62,539
  Income taxes....................................         26,839         23,323        17,023         19,936        20,837

  Net income......................................     $   56,540         53,031        49,244         45,510        41,702

Share data:
  Average equivalent diluted shares
    (in thousands)................................         75,081         75,306        74,618         73,673        73,044
  Tangible book value.............................     $     3.02           3.06          3.16           2.88          2.77
  Cash dividends..................................           .600           .600          .600           .541          .471
  Basic earnings..................................           .761           .713          .678           .640          .590
  Diluted earnings................................           .753           .704          .660           .618          .571

Financial:
  Return on average assets........................           2.00%          1.96          1.83           1.83          1.76
  Return on average shareholders' equity <F1>.....          26.65          26.21         26.08          25.31         24.07
  Cash dividend payout ratio......................          78.83          83.98         88.60          84.58         79.78
  Tier 1 capital to average assets
    (leverage ratio)..............................           7.74           7.53          7.78           7.72          7.31
  Tier 1 capital as a % of total risk adjusted
    assets........................................          17.09          16.54         15.48          13.58         14.03
  Total capital as a % of total risk adjusted
    assets........................................          18.37          17.82         16.77          14.86         15.32
  Efficiency ratio................................          38.78          38.33         36.66          38.96         38.06
  Net interest margin.............................           3.85%          3.94          4.00           4.31          4.47

Average balances:
  Total assets....................................     $2,828,195      2,710,175     2,693,505      2,488,169     2,372,926
  Earning assets..................................      2,729,280      2,606,292     2,579,379      2,376,359     2,292,094
  Loans, net......................................      1,176,856      1,275,023     1,512,448      1,518,768     1,395,414
  Allowance for loan losses.......................        (49,299)       (51,311)      (56,525)       (57,398)      (56,362)
  Securities available for sale...................      1,057,845        833,905       568,056        581,669       654,454
  Deposits........................................      2,474,179      2,340,827     2,212,440      2,027,650     1,985,803
  Short-term borrowings...........................        100,855        107,799       210,363        205,821       164,114
  Long-term debt..................................            151            326           510            758           596
  Shareholders' equity............................        223,719        225,045       214,963        202,848       175,973


<F1> Average shareholders' equity excludes the market adjustment for securities available for sale.



                         [LOGO] TRUSTCO Bank Corp NY

Glossary of Terms


Allowance for Loan Losses

A balance sheet account which represents management's estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.


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


Efficiency Ratio

Noninterest expense (excluding nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.


Federal Funds Sold

A short term (generally one business day) investment of excess cash reserves from one bank to another.


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

                         [LOGO] TRUSTCO Bank Corp NY

             Management's Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. TrustCo's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

TrustCo management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

TrustCo's independent registered public accounting firm has issued an audit report on our assessment of, and the effective operation of, the Company's internal control over financial reporting as of December 31, 2004. This report appears on page 28.


/s/ Robert J. McCormick

Robert J. McCormick
President and
Chief Executive Officer


/s/ Robert T. Cushing

Robert T. Cushing
Executive Vice President and
Chief Financial Officer


/s/ Scot R. Salvador

Scot R. Salvador
Executive Vice President and
Chief Banking Officer


March 8, 2005

                         [LOGO] TRUSTCO Bank Corp NY

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TrustCo Bank Corp NY (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that TrustCo Bank Corp NY maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 8, 2005, expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP

Albany, New York
March 8, 2005

                         [LOGO] TRUSTCO Bank Corp NY

                      Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP

Albany, New York
March 8, 2005

                         [LOGO] TRUSTCO Bank Corp NY


Consolidated Statements of Income


(dollars in thousands, except per share data)                                                 Years Ended December 31,

                                                                                          2004           2003          2002

Interest income:
  Interest and fees on loans......................................................    $ 75,194         87,614       111,993
  Interest and dividends on:
    U.S. Treasuries and agencies..................................................      39,795         25,985        11,649
    States and political subdivisions.............................................       8,666         10,718        11,905
    Mortgage-backed securities and collateralized mortgage obligations............       7,032          3,618         4,483
    Other.........................................................................       1,424          3,541         5,247
  Interest on federal funds sold and other short-term investments.................       6,675          5,654         8,458

      Total interest income.......................................................     138,786        137,130       153,735

Interest expense:
  Interest on deposits............................................................      37,777         39,843        55,150
  Interest on short-term borrowings...............................................         972            877         2,840
    Interest on long-term debt....................................................           8             19            30

            Total interest expense................................................      38,757         40,739        58,020

      Net interest income.........................................................     100,029         96,391        95,715
Provision for loan losses.........................................................         450          1,200         1,420

      Net interest income after provision for loan losses.........................      99,579         95,191        94,295

Noninterest income:
  Trust department income.........................................................       5,869          6,046         6,769
  Fees for services to customers..................................................      10,486         10,896        10,305
  Net gain on securities transactions.............................................      13,712          9,807         7,499
  Other...........................................................................       1,898          2,900         2,725

      Total noninterest income....................................................      31,965         29,649        27,298

Noninterest expense:
  Salaries and employee benefits..................................................      20,697         20,449        22,338
  Net occupancy expense...........................................................       6,601          6,265         5,594
  Equipment expense...............................................................       2,283          3,078         2,946
  Professional services...........................................................       3,685          3,040         8,987
  Outsourced services.............................................................       4,348          5,601         2,055
  Charitable contributions........................................................         654            513         1,588
  Other real estate income, net...................................................        (739)          (457)         (348)
  Other...........................................................................      10,636          9,997        12,166

      Total noninterest expense...................................................      48,165         48,486        55,326

Income before income taxes .......................................................      83,379         76,354        66,267
Income taxes......................................................................      26,839         23,323        17,023

Net income........................................................................    $ 56,540         53,031        49,244

Earnings per share:
  Basic...........................................................................    $   .761           .713          .678
  Diluted.........................................................................        .753           .704          .660


See accompanying notes to consolidated financial statements.

                         [LOGO] TRUSTCO Bank Corp NY


                                                                                    Consolidated Statements of Condition


(dollars in thousands, except share data)                                                          As of December 31,

                                                                                                2004                2003

ASSETS
Cash and due from banks.................................................................  $   54,222              56,425
Federal funds sold and other short-term investments.....................................     642,208             355,257

      Total cash and cash equivalents...................................................     696,430             411,682
Securities available for sale...........................................................     895,989           1,176,926
Loans...................................................................................   1,240,430           1,162,647
  Less: Unearned income.................................................................         365                 381
        Allowance for loan losses.......................................................      49,384              48,739

        Net loans.......................................................................   1,190,681           1,113,527
Bank premises and equipment.............................................................      22,479              20,168
Other assets............................................................................      58,255              55,816

      Total assets......................................................................  $2,863,834           2,778,119


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Demand................................................................................  $  237,423             197,116
  Savings ..............................................................................     820,593             780,862
  Interest bearing checking accounts....................................................     336,538             334,038
  Money market deposit accounts.........................................................     155,299             159,645
  Certificates of deposit (in denominations of $100,000 or more)........................     178,021             170,423
  Other time accounts...................................................................     799,228             777,726

      Total deposits....................................................................   2,527,102           2,419,810
Short-term borrowings...................................................................      77,979              90,608
Long-term debt..........................................................................         114                 239
Accrued expenses and other liabilities..................................................      32,807              40,700

      Total liabilities.................................................................   2,638,002           2,551,357

Shareholders' equity:
  Capital stock; $1 par value. 100,000,000 shares authorized, 81,727,754 and
    80,711,016 shares issued at December 31, 2004 and 2003, respectively................      81,728              80,711
  Surplus...............................................................................     114,218             103,611
  Undivided profits.....................................................................      90,018              78,051
  Accumulated other comprehensive income:
    Net unrealized gain on securities available for sale, net of tax....................       4,459              21,042
  Treasury stock; 7,187,784 and 6,765,119 shares, at cost, at December 31, 2004
    and 2003, respectively..............................................................     (64,591)            (56,653)

      Total shareholders' equity........................................................     225,832             226,762

      Total liabilities and shareholders' equity........................................  $2,863,834           2,778,119


See accompanying notes to consolidated financial statements.

                         [LOGO] TRUSTCO Bank Corp NY


Consolidated Statements of Changes in Shareholders' Equity


(dollars in thousands, except per share data)                            Three Years Ended December 31, 2004

                                                                                  Accumulated
                                                                                        Other     Compre-
                                                  Capital             Undivided Comprehensive    hensive   Treasury
                                                    Stock    Surplus    Profits        Income     Income      Stock     Total
                                                  ---------------------------------------------------------------------------

Beginning balance, January 1, 2002..............   76,169     75,355     63,940        21,668               (31,305)  205,827
Comprehensive income
  Net income -- 2002............................       --         --     49,244            --     49,244         --    49,244
                                                                                                 -------
  Other comprehensive income, net of tax:
   Unrealized net holding gain
    arising during the year,
    net of tax (pre-tax gain $16,729)...........       --         --         --            --     10,166         --        --
   Reclassification adjustment for
    net gain realized
    in net income during the year
    (pre-tax gain $7,499).......................       --         --         --            --     (4,557)        --        --
                                                                                                 -------
  Other comprehensive income....................       --         --         --         5,609      5,609         --     5,609
                                                                                                 -------
Comprehensive income............................                                                  54,853
                                                                                                 =======
Cash dividend declared, $.600 per share.........       --         --    (43,631)           --                    --   (43,631)
Stock options exercised and
  related tax benefits..........................    2,939     15,946         --            --                    --    18,885
Treasury stock purchased (703,704 shares).......       --         --         --            --                (8,844)   (8,844)
Sale of treasury stock (636,122 shares).........       --        708         --            --                 7,046     7,754
                                                  ---------------------------------------------------------------------------
Ending balance, December 31, 2002...............   79,108     92,009     69,553        27,277               (33,103)  234,844
Comprehensive income
  Net income -- 2003............................       --         --     53,031            --     53,031         --    53,031
                                                                                                 -------
  Other comprehensive income, net of tax:
   Unrealized net holding loss
    arising during the year,
    net of tax (pre-tax loss of $1,059).........       --         --         --            --       (608)        --        --
   Reclassification adjustment
    for net gain realized
    in net income during the year
    (pre-tax gain $9,807).......................       --         --         --            --     (5,627)        --        --
                                                                                                 -------
  Other comprehensive loss......................       --         --         --        (6,235)    (6,235)        --    (6,235)
                                                                                                 -------
Comprehensive income............................                                                  46,796
                                                                                                 =======
Cash dividend declared, $.600 per share.........       --         --    (44,533)           --                    --   (44,533)
Stock options exercised and
  related tax benefits..........................    1,603     10,481         --            --                    --    12,084
Treasury stock purchased (2,525,000 shares).....       --         --         --            --               (30,034)  (30,034)
Sale of treasury stock (690,181 shares).........       --      1,121         --            --                 6,484     7,605
                                                  ---------------------------------------------------------------------------
Ending balance, December 31, 2003...............   80,711    103,611     78,051        21,042               (56,653)  226,762
Comprehensive income
  Net income -- 2004............................       --         --     56,540            --     56,540         --    56,540
                                                                                                 -------
  Other comprehensive loss, net of tax:
   Unrealized net holding loss
    arising during the year,
    net of tax (pre-tax loss $13,868)...........       --         --         --            --     (8,335)        --        --
   Reclassification adjustment
    for net gain realized
    in net income during the year
    (pre-tax gain $13,712)......................       --         --         --            --     (8,248)        --        --
                                                                                                 -------
  Other comprehensive loss......................       --         --         --       (16,583)   (16,583)        --   (16,583)
                                                                                                 -------
Comprehensive income............................                                                  39,957
                                                                                                 =======
Cash dividend declared, $.600 per share.........       --         --    (44,573)           --                    --   (44,573)
Stock options exercised and
  related tax benefits..........................    1,017      8,264         --            --                    --     9,281
Treasury stock purchased (1,021,397 shares).....       --         --         --            --               (13,482)  (13,482)
Sale of treasury stock (598,732 shares).........       --      2,343         --            --                 5,544     7,887
                                                  ---------------------------------------------------------------------------
Ending balance, December 31, 2004...............  $81,728    114,218     90,018         4,459               (64,591)  225,832
                                                  ===========================================================================


See accompanying notes to consolidated financial statements.

                         [LOGO] TRUSTCO Bank Corp NY


                                                                                      Consolidated Statements of Cash Flows


(dollars in thousands)                                                                      Years Ended December 31,

                                                                                     2004              2003            2002

Increase/(decrease) in cash and cash equivalents
Cash flows from operating activities:
Net income...................................................................  $   56,540            53,031          49,244

Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization...........................................       1,898             2,492           2,168
     Net gain on sales of real estate owned..................................        (893)             (522)           (726)
     Net loss/(gain) on sales of bank premises and equipment.................          55              (263)              4
     Provision for loan losses...............................................         450             1,200           1,420
     Deferred tax (benefit)/expense..........................................       3,106            (2,645)         10,500
     Net gain on securities transactions.....................................     (13,712)           (9,807)         (7,499)
     Decrease/(increase) in taxes receivable.................................      (2,424)            3,356          (8,296)
     Decrease/(increase) in interest receivable..............................       2,864            (2,837)          3,605
     Increase/(decrease) in interest payable.................................          75              (507)           (295)
     Decrease/(increase) in other assets.....................................       5,011            (1,761)         17,573
     Decrease in accrued expenses............................................      (8,037)           (3,636)        (15,875)

        Total adjustments....................................................     (11,607)          (14,930)          2,579

        Net cash provided by operating activities............................      44,933            38,101          51,823

Cash flows from investing activities:
  Proceeds from sales and calls of securities available for sale.............   1,155,807         1,064,580         238,602
  Proceeds from maturities of securities available for sale..................         881             3,573         180,332
  Purchases of securities available for sale.................................    (889,618)       (1,592,974)       (468,268)
  Net decrease/(increase) in loans ..........................................     (77,604)          255,016         128,093
  Proceeds from sales of real estate owned ..................................         893               608           1,282
  Proceeds from sales of bank premises and equipment.........................          23               271              25
  Purchases of bank premises and equipment...................................      (4,287)           (2,953)         (3,164)

  Net cash provided by (used in) investing activities........................     186,095          (271,879)         76,902

Cash flows from financing activities:
  Net increase in deposits...................................................     107,292           145,542         181,362
  Net decrease in short-term borrowings......................................     (12,629)          (50,623)        (76,988)
  Repayment of long-term debt................................................        (125)             (188)           (197)
  Proceeds from exercise of stock options and related tax benefits...........       9,281            12,084          18,885
  Proceeds from sales of treasury stock......................................       7,887             7,605           7,754
  Payments to acquire treasury stock.........................................     (13,482)          (30,034)         (8,844)
  Dividends paid.............................................................     (44,504)          (45,008)        (43,188)

  Net cash provided by financing activities..................................      53,720            39,378          78,784

Net increase/(decrease) in cash and cash equivalents.........................     284,748          (194,400)        207,509
Cash and cash equivalents at beginning of year...............................     411,682           606,082         398,573

Cash and cash equivalents at end of year.....................................  $  696,430           411,682         606,082


SUPPLEMENTAL INFORMATION:
Interest paid................................................................  $   38,681            41,246          58,315
Income taxes paid............................................................      24,038            18,865           8,035
Transfer of loans to real estate owned.......................................          --                --             227
Increase/(decrease) in dividends payable.....................................          69              (475)            443
Change in unrealized gain on securities available for sale -- gross..........     (27,579)           10,865          (9,230)
Change in deferred tax effect on unrealized gain on securities
  available for sale.........................................................      10,996            (4,630)          3,621


See accompanying notes to consolidated financial statements.

                         [LOGO] TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements



(1) Basis of Presentation

   The accounting and financial reporting policies of TrustCo Bank Corp NY (Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, and its subsidiary Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with accounting principles generally accepted in the United States of America. A description of the more significant policies follows.

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


Securities Available for Sale

   Securities available for sale are carried at approximate market value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders' equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management's intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available market value.

   The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the level yield method.

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

   Impaired loans have been defined as commercial and commercial real estate loans in nonaccrual status and restructured loans. Income recognition for impaired loans is consistent with income recognition for non-performing loans.


Allowance for Loan Losses

   The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income and reduced/increased by net charge offs/recoveries.

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

                         [LOGO] TRUSTCO Bank Corp NY

Real Estate Owned

   Real estate owned are assets acquired through foreclosures on loans.

   Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) "cost" (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains on sale are included in noninterest expense.


Income Taxes

   Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.


Dividend Restrictions

   Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2005 Trustco Bank could pay cash dividends to the Company of $41.7 million plus 2005 year-to-date net profits. In addition, at December 31, 2004 the Company has $29.6 million of assets available to pay dividends to shareholders.


Benefit Plans

   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation.

   The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by paying certain levels of premium payment. At age 65, the Company provides a Medicare Supplemental program to retirees.


Stock Option Plans

   The Company has stock option plans for officers and directors and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (Statement 148).

   The Company's stock option plans are accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) and as such, no compensation expense has been recorded for these plans. Had compensation expense for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:

(dollars in thousands,
except per share data)                  2004      2003      2002

  Net income:
      As reported.............       $56,540    53,031    49,244

  Deduct: total stock-based
  compensation expense
  determined under fair
  value based method
  for all awards, net of
  related tax effects.........          (868)     (926)   (1,207)

      Pro forma net income....       $55,672    52,105    48,037

  Earnings per share:
      Basic - as reported.....       $  .761      .713      .678
      Basic - pro forma.......          .750      .701      .661

      Diluted - as reported...          .753      .704      .660
      Diluted - pro forma.....          .742      .692      .645

   The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:

                                 Employees'  Directors'
                                       Plan        Plan

2004..........................       $2.090       1.870
2002..........................        1.730       1.680

   Stock options were not issued in 2003 for officers or directors.

   The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

                                 Employees'  Directors'
                                       Plan        Plan

Expected dividend yield:
     2004........................      4.32%       4.32
     2002........................      4.45        4.45

Risk-free interest rate:
     2004........................      3.89        3.71
     2002........................      4.10        3.79

Expected volatility rate:
     2004........................     21.42       20.38
     2002........................     21.75       22.41

Expected lives................... 7.5 years   6.0 years


Earnings Per Share

   Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

                         [LOGO] TRUSTCO Bank Corp NY

Reclassification of Prior Year Statements

   It is the Company's policy to reclassify prior year consolidated financial statements to conform to the current year presentation.


Segment Reporting

   The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with new Company operations in central Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information".


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


Intangible Assets

   Intangible assets consist of goodwill arising from the acquisition of Landmark Financial Corporation in a purchase business combination during 2000. Due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002, goodwill is no longer being amortized. The Company considers this intangible asset to be unimpaired at December 31, 2004 and 2003. Goodwill at December 31, 2004 and 2003 was $553 thousand.


Comprehensive Income

   Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale. The Company has reported comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax.



(2) Balances at Other Banks

   The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $19.6 million and $16.3 million at December 31, 2004 and 2003, respectively.



(3) Securities Available for Sale

   The amortized cost and market value of the securities available for sale are as follows:

(dollars in thousands)               December 31, 2004

                                        Gross       Gross
                        Amortized  Unrealized  Unrealized     Market
                             Cost       Gains      Losses      Value

U.S. Treasuries
  and agencies........   $521,578          98       4,115    517,561
States and political
  subdivisions........    147,988       7,033          82    154,939
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations.........    201,579       1,466       1,422    201,623
Other.................        685          --          --        685

Total debt
  securities..........    871,830       8,597       5,619    874,808
Equity securities          16,741       4,440          --     21,181

Total securities
  available for
  sale................   $888,571      13,037       5,619    895,989


(dollars in thousands)               December 31, 2003

                                        Gross       Gross
                        Amortized  Unrealized  Unrealized     Market
                             Cost       Gains      Losses      Value

U.S. Treasuries
  and agencies........ $  863,528       4,517       4,386    863,659
States and political
  subdivisions........    182,118       9,722         113    191,727
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations.........     64,718       1,642          38     66,322
Other.................        685          --          --        685

Total debt
  securities..........  1,111,049      15,881       4,537  1,122,393
Equity securities          30,880      23,768         115     54,533

Total securities
  available for
  sale................ $1,141,929      39,649       4,652  1,176,926

   Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2004 and 2003, was $12.1 million and $14.4 million, respectively.

                         [LOGO] TRUSTCO Bank Corp NY

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2004, based on the securities' final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)             Amortized        Market
                                        Cost         Value

Due in one year or less...........  $ 24,653        25,066
Due after one year
  through five years..............   169,344       169,209
Due after five years
  through ten years...............    40,075        39,992
Due after ten years...............   637,758       640,541

                                    $871,830       874,808

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

(dollars in thousands)                     December 31, 2004

                             Less than         12 months
                             12 months          or more            Total

                                    Gross             Gross             Gross
                            Fair  Unreal.     Fair  Unreal.     Fair  Unreal.
                           Value     Loss    Value     Loss    Value     Loss

U.S. Treasuries
  and agencies.......   $381,738    3,248   82,133      867  463,871    4,115
States and
  political
  subdivisions.......      3,046       63      908       19    3,954       82
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations........    125,090    1,419    1,433        3  126,523    1,422

Total................   $509,874    4,730   84,474      889  594,348    5,619


(dollars in thousands)                     December 31, 2003

                             Less than         12 months
                             12 months          or more            Total

                                    Gross             Gross             Gross
                            Fair  Unreal.     Fair  Unreal.     Fair  Unreal.
                           Value     Loss    Value     Loss    Value     Loss

U.S. Treasuries
  and agencies.......   $321,188    4,386       --       --  321,188    4,386
States and
  political
  subdivisions.......      4,661      113       --       --    4,661      113
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations........     19,393       38       --       --   19,393       38

Equity securities....      4,790      115       --       --    4,790      115

Total................   $350,032    4,652       --       --  350,032    4,652

   U.S. Treasuries and agencies, States and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.

   Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by market interest rate increases. The contractual cash flows of these securities are guaranteed by various government agencies or government sponsored enterprises, such as GNMA, FNMA, and FHLMC. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.

   The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2004, 2003 and 2002 are as follows:

(dollars in thousands)                    December 31,

                                   2004        2003       2002

Proceeds...................  $1,155,807   1,064,580    238,602
Gross realized gains.......      25,006      22,645      9,617
Gross realized losses......      11,294      12,838      2,118

   The amount of securities available for sale that have been pledged to secure short-term borrowings, public deposits, and for other purposes required by law amounted to $96.3 million and $105.1 million at December 31, 2004 and 2003, respectively.

   The Company has the following balances of securities available for sale as of December 31, 2004 that represent greater than 10% of shareholders equity:

                                   Amortized        Market
                                        Cost         Value

Federal Home Loan Bank............  $ 72,000        71,585
Federal National Mortgage
  Association.....................   126,823       126,714
Federal Home Loan
  Mortgage Corporation............   514,581       510,653

                         [LOGO] TRUSTCO Bank Corp NY

(4) Loans and Allowance for Loan Losses

A summary of loans by category is as follows:

(dollars in thousands)                    December 31,

                                        2004          2003

Commercial....................... $  193,188       190,501
Real estate - construction.......     20,148         7,476
Real estate mortgage.............    822,103       779,227
Home equity lines of credit......    191,242       171,078
Installment loans................     13,749        14,365

Total loans......................  1,240,430     1,162,647
Less: Unearned income............        365           381
     Allowance for loan losses...     49,384        48,739

Net loans........................ $1,190,681     1,113,527

   At December 31, 2004 and 2003, loans to executive officers, directors, and to associates of such persons aggregated $2.7 million and $3.0 million, respectively. During 2004, approximately $200 thousand of new loans were made and repayments of loans totalled approximately $500 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

   TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in central Florida and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in New York State.

   The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)                       December 31,

                                       2004      2003       2002

Loans in nonaccrual status.......    $  557        --        615
Loans contractually past due
  3 payments or more and still
    accruing interest............        --        --         --
Restructured loans...............     2,610     3,260      4,303

Total nonperforming loans........    $3,167     3,260      4,918

   At December 31, 2004 there were $557 thousand of nonaccrual residential loans.

   Interest on nonaccrual and restructured loans of $377 thousand in 2004, $500 thousand in 2003, and $700 thousand in 2002 would have been earned in accordance with the original contractual terms of the loans. Approximately $329 thousand, $431 thousand, and $649 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2004, 2003, and 2002, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

   Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)           For the years ended December 31,

                                    2004       2003       2002

Balance at beginning of year...  $48,739     52,558     57,203
Provision for loan losses......      450      1,200      1,420
Loans charged off..............   (5,797)    (9,598)    (8,350)
Recoveries on loans
  previously charged off.......    5,992      4,579      2,285

Balance at year end............  $49,384     48,739     52,558

   The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.

   There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2004 and 2003. Retail loans totaling $2.6 million as of December 31, 2004, and $3.1 million as of December 31, 2003, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these retail loans.

   During 2004, 2003, and 2002, the average balance of impaired loans was $2.9 million, $3.7 million, and $4.9 million, respectively, and there was approximately $314 thousand, $380 thousand, and $540 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.



(5) Bank Premises and Equipment

   A summary of premises and equipment at December 31, 2004 and 2003 follows:

(dollars in thousands)                      2004       2003

Land..................................  $  2,786      2,786
Buildings.............................    28,038     26,942
Furniture, fixtures and equipment.....    23,318     21,379
Leasehold improvements................     6,260      6,072

.......................................    60,402     57,179
Accumulated depreciation and
  amortization........................   (37,923)   (37,011)

Total.................................  $ 22,479     20,168

                         [LOGO] TRUSTCO Bank Corp NY

   Depreciation and amortization expense approximated $1.9 million, $2.5 million, and $2.2 million for the years 2004, 2003, and 2002, respectively. Occupancy expense of the Bank's premises included rental expense of $2.1 million in 2004, $1.8 million in 2003, and $1.6 million in 2002.



(6) Deposits

   Interest expense on deposits was as follows:

(dollars in thousands)       For the years ended December 31,

                                 2004      2003      2002

Interest bearing
  checking accounts........   $ 1,586     1,678     3,124
Savings accounts...........     7,968     8,795    12,758
Time deposits and
  money market accounts....    28,223    29,370    39,268

Total......................   $37,777    39,843    55,150

   At December 31, 2004, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year....................................  $517,275
1 to 2 years....................................   154,740
2 to 3 years....................................    59,405
3 to 4 years....................................   141,252
4 to 5 years....................................   102,659
Over 5 years....................................     1,918

                                                  $977,249



(7) Short-Term Borrowings

   Short-term borrowings consisted of the following:

(dollars in thousands)                     2004

                               Trustco          Cash
                            Short-Term    Management
                               Account       Account      Total

Amount outstanding at
  December 31, 2004.....           $--        77,979     77,979
Maximum amount
  outstanding at any
  month end.............            --       115,681    115,681
Average amount
  outstanding...........            --       100,855    100,855
Weighted average
  interest rate:
  For the year..........            --%         0.96       0.96
  As of year end........            --          2.00       2.00


(dollars in thousands)                     2003

                               Trustco          Cash
                            Short-Term    Management
                               Account       Account      Total

Amount outstanding at
  December 31, 2003.....       $    --        90,608     90,608
Maximum amount
  outstanding at any
  month end.............        91,184        90,608    181,792
Average amount
  outstanding...........        33,045        74,754    107,799
Weighted average
  interest rate:
  For the year..........          0.82%         0.81       0.81
  As of year end........            --          0.65       0.65

   The Cash Management Account represents retail deposits with customers for which the Bank has pledged certain assets as collateral.

   Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.



(8) Long-Term Debt

   Long-term debt at December 31, 2004 and 2003, of $114 thousand and $239 thousand consisted of FHLB term loans with interest rates ranging from 5.22% to 6.29% and maturities ranging from 2004 to 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loans are collateralized by approximately $500 thousand in deposits at the FHLB.



(9) Income Taxes

   A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

                                 For the years ended December 31,

(dollars in thousands)              2004       2003       2002

Current tax expense (benefit):
  Federal...................     $23,337     25,104      8,398
  State.....................         396        864     (1,875)

Total current tax expense...      23,733     25,968      6,523
Deferred tax expense (benefit)     3,106     (2,645)    10,500

Total income tax expense....     $26,839     23,323     17,023

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are as follows:

                                           December 31,

(dollars in thousands)                     2004          2003

                                    Deductible/   Deductible/
                                      (taxable)     (taxable)
                                      temporary     temporary
                                    differences   differences

Bond accounting.......................  $  (211)         (630)
Benefits and deferred
    remuneration......................    1,632         2,104
Deferred loan fees, net...............       79           154
Difference in reporting the
    allowance for loan losses, net....   22,565        22,309
Other income or expense
    not yet reported for
    tax purposes......................    6,633         9,232
Depreciable assets....................    1,502         2,068
Other items...........................      887           956

Net deferred tax asset
    at end of year....................   33,087        36,193
Net deferred tax asset at
    beginning of year.................   36,193        33,548

Deferred tax benefit/(expense)........  $(3,106)        2,645

   Deferred tax assets are recognized subject to management's judgment that realization is more likely

                         [LOGO] TRUSTCO Bank Corp NY
than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining net deferred tax asset of $33.1 million and $36.2 million at December 31, 2004 and 2003, respectively, will be realized.

   In addition to the deferred tax items described in the preceding table, the Company has deferred tax liabilities of $3.0 million and $14.0 million at December 31, 2004 and 2003, relating to the net unrealized gains on securities available for sale, respectively.

   The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

                                            For the years ended
                                                December 31,

                                          2004      2003      2002

Statutory federal income tax rate....     35.0%     35.0      35.0
Increase/(decrease) in taxes
  resulting from:
   Tax exempt income.................     (3.5)     (4.6)     (5.8)
   State income tax, net of
    federal tax benefit..............      0.8       0.8       0.5
   Change in valuation allowance            --        --      (1.8)
   Other items.......................     (0.1)     (0.6)     (2.2)

Effective income tax rate............     32.2%     30.6      25.7

    During the fourth quarter 2002, Robert A. McCormick retired as President and Chief Executive Officer of TrustCo. As a result of his retirement the Company paid out his deferred compensation and supplemental retirement package. As a result of the timing of these payments, any uncertainty relative to the deductibility of these payments for tax purposes was eliminated and the deferred tax asset valuation allowance of $1.1 million was reversed.



(10) Benefit Plans

(a) Retirement Plan

    The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2004 and 2003.


Change in Projected Benefit Obligation:

(dollars in thousands)                     2004       2003

Projected benefit obligation
  at beginning of year..............    $24,555     22,169
Service cost........................        784        695
Interest cost.......................      1,499      1,409
Benefits paid.......................     (1,411)    (1,394)
Net actuarial loss..................      2,154      1,676

Projected benefit obligation
  at end of year....................    $27,581     24,555


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                     2004       2003

Fair value of plan assets at
  beginning of year.................    $28,474     26,251
Actual gain on plan assets..........      2,179      3,617
Benefits paid.......................     (1,411)    (1,394)

Fair value of plan assets
  at end of year....................     29,242     28,474

Funded status.......................      1,661      3,919
Unrecognized net actuarial
  loss (gain).......................         14       (544)
Unrecognized prior service cost.....      1,702        707

Net amount recognized...............    $ 3,377      4,082

   The accumulated benefit obligation for the plan was $24.4 million and $21.5 million at December 31, 2004 and 2003, respectively.


Components of Net Periodic Pension Expense/(Benefit):

                                                 For the years ended
                                                     December 31,

(dollars in thousands)                         2004     2003     2002

Service cost.............................   $   784      695      651
Interest cost............................     1,499    1,409    1,359
Expected return on plan assets...........    (1,669)  (1,665)  (2,184)
Amortization of net actuarial gain.......        --       --     (213)
Amortization of unrecognized
  prior service cost.....................        90       25       25

Net periodic pension expense/(benefit)...   $   704      464     (362)


Estimated Future Benefit Payments

   The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year                              Pension Benefits

2005                                  $1,310
2006                                   1,302
2007                                   1,274
2008                                   1,258
2009                                   1,246
2010 - 2014                            6,686

                         [LOGO] TRUSTCO Bank Corp NY

The assumptions used to determine benefit obligations at December 31 are as follows: 2004 2003

                                              2004    2003

Discount rate..............................   5.75%   6.00
Rate of increase in future compensation....   5.00    5.00

   The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:

                                      2004      2003     2002

Discount rate ...................     6.00%     6.50     6.75
Rate of increase in future
  compensation ..................     5.00      5.00     6.50
Expected long-term rate of return
  on assets .....................     6.00      6.50     7.25

   The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $662 thousand, $1.2 million, and $1.6 million, in 2004, 2003, and 2002, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the Trustco retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.

   Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the December 31, 2004 and 2003, Consolidated Statements of Condition.

(b) Postretirement Benefits

   The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees. Assets of the plan are invested primarily in individual stocks, index funds, and tax exempt bonds.

   In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums will be reduced and eliminated in 2006.

   In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D under the Act. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. The Company is still analyzing the specific authoritative guidance on the accounting for the federal subsidy, which was issued in January 2005, but the Company anticipates that, in order to make the plan actuarially equivalent, it will make minor changes to its non-pension postretirement plan. Accordingly, the measures of the accumulated non-pension postretirement benefit obligation and net periodic non-pension postretirement benefit cost do not reflect any amount associated with the subsidy.

   The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2004 and 2003.


Change in Accumulated Benefit Obligation:

(dollars in thousands)                     2004       2003

Accumulated benefit obligation
  at beginning of year..............      $ 790     10,677
Service cost........................         12          4
Retiree contributions...............        230        173
Interest cost.......................         31         46
Benefits paid.......................       (324)      (360)
Plan amendments.....................         --     (7,990)
Net actuarial (gain) loss...........        152     (1,760)

Accumulated benefit obligation
  at end of year....................      $ 891        790


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                     2004       2003

Fair value of plan assets at
  beginning of year.................    $10,986      9,666
Actual gain on plan assets..........        834      1,507
Retiree contributions...............        230        173
Benefits paid.......................       (324)      (360)

Fair value of plan assets
  at end of year....................     11,726     10,986

Funded status.......................     10,835     10,196
Unrecognized net actuarial gain.....     (3,014)    (2,866)
Unrecognized prior service credit ..     (7,182)    (7,586)

Net amount recognized...............    $   639       (256)


Components of Net Periodic Expense/(Benefit):

                                            For the years ended
                                                December 31,

(dollars in thousands)                     2004     2003     2002

Service cost...........................   $  12        4      320
Interest cost..........................      31       46      528
Expected return on plan assets.........    (428)    (377)    (453)
Amortization of net actuarial gain.....    (107)     (43)    (113)
Amortization of prior service credit...    (403)    (403)      --

Net periodic (benefit)/expense.........   $(895)    (773)     282

                         [LOGO] TRUSTCO Bank Corp NY

Expected Future Benefit Payments

   The following benefit payments are expected to be paid:

(dollars in thousands)
Year                              Postretirement Benefits

2005                                     $ 39
2006                                       40
2007                                       39
2008                                       39
2009                                       40
2010 - 2014                               203

   The assumptions used to determine benefit obligations at December 31 are as follows:

                                              2004    2003

Discount rate..............................   5.75%   6.00

   The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:

                                          2004      2003     2002

Discount rate .......................     6.00%     6.50     6.75
Expected long-term rate of return
  on assets .........................     3.90      3.90     4.30

   For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2005 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2004, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2004.

(c) Major Categories of Pension and Postretirement Benefit Plan Assets:

   The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

                             Pension Benefit  Postretirement Benefit
                               Plan Assets         Plan Assets

                              2004      2003      2004      2003

Debt Securities........      33.20%    36.55     36.61     57.24
Equity Securities......      64.52     61.45     61.81     40.47
Other..................       2.28      2.00      1.58      2.29

Total..................     100.00%   100.00    100.00    100.00

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

   The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2005.

(d) Incentive and Bonus Plans

   The Company provides a profit-sharing plan for substantially all employees. The expense of this plan, which is based on management discretion as defined in the plan, and is subject to board approval, amounted to $1.3 million in 2004 and $1.1 million in 2003 and 2002.

   The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.1 million in 2004 and 2003, and $3.3 million in 2002.

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

(e) Stock Option Plans

   Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company may grant options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock.

   Under each of these plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over five years from the date the

                         [LOGO] TRUSTCO Bank Corp NY
options are granted for the employees plans and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended, are as follows:

                                  Outstanding Options    Exercisable Options

                                             Weighted               Weighted
                                              Average                Average
                                               Option                 Option
                                     Shares     Price       Shares     Price

Balance, January 1, 2002.......   8,805,804    $ 6.44    7,427,667    $ 5.85
New options awarded - 2002.....     837,750     11.83      182,950     11.83
Cancelled options - 2002.......     (45,430)     9.96      (45,430)     9.96
Exercised options - 2002.......  (2,952,304)     4.16   (2,952,304)     4.16
Options became exercisable.....          --        --    1,112,103     10.00

Balance, December 31, 2002.....   6,645,820      8.11    5,724,986      7.69

New options awarded - 2003.....          --        --           --        --
Cancelled options - 2003.......     (60,396)    11.07      (60,396)    11.07
Exercised options - 2003.......  (1,645,222)     5.42   (1,645,222)     5.42
Options became exercisable.....          --        --      382,752     10.49

Balance, December 31, 2003.....   4,940,202      8.97    4,402,120      8.74

New options awarded - 2004.....     677,500     13.55      145,100     13.55
Cancelled options - 2004.......     (28,987)    10.38      (28,987)    10.38
Exercised options - 2004.......  (1,143,605)     7.63   (1,143,605)     7.63
Options became exercisable.....          --        --      333,394     10.63

Balance, December 31, 2004.....   4,445,110    $10.00    3,708,022    $ 9.42

   The following table summarizes information about total stock options outstanding at December 31, 2004:

                                    Weighted
                                     Average     Weighted
Range of                           Remaining      Average
Exercise              Options    Contractual     Exercise
Price             Outstanding           Life        Price

Less than
    $7.50.........    615,646      2.9 years       $ 5.89
Between $7.51
    and $10.00....  2,398,964      5.5 years         9.49
Greater than
    $10.00........  1,430,500      8.9 years        12.64

Total.............  4,445,110      6.3 years       $10.00

   The following table summarizes information about the exercisable stock options at December 31, 2004:

                                    Weighted
                                     Average     Weighted
Range of                           Remaining      Average
Exercise              Options    Contractual     Exercise
Price             Exercisable           Life        Price

Less than
    $7.50.........    615,646      2.9 years       $ 5.89
Between $7.51
    and $10.00....  2,347,076      5.5 years         9.48
Greater than
    $10.00........    745,300      8.4 years        12.16

Total.............  3,708,022      5.6 years       $ 9.42



(11) Commitments and Contingent Liabilities

(a) Leases

   The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)

2005.............................................. $ 2,588
2006..............................................   2,322
2007..............................................   2,151
2008..............................................   2,160
2009..............................................   2,162
2010 and after....................................  23,497

                                                   $34,880

(b) Litigation

   Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

   During the fourth quarter 2001, the Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.3 million in 2004, $5.6 million in 2003 and $2.1 million in 2002.



(12) Earnings Per Share

   A reconciliation of the component parts of earnings per share for 2004, 2003 and 2002 follows:

(dollars in thousands,                              Weighted
except per share data)                        Average Shares   Per share
                                     Income      Outstanding     Amounts

For the year ended
  December 31, 2004:
Basic EPS:
  Income available to
  common shareholders.............  $56,540           74,278       $.761
Effect of Dilutive Securities:
  Stock Options...................       --              803          --

Diluted EPS.......................  $56,540           75,081       $.753

For the year ended
  December 31, 2003:
Basic EPS:
  Income available to
  common shareholders.............  $53,031           74,337       $.713
Effect of Dilutive Securities:
  Stock Options...................       --              969          --

Diluted EPS.......................  $53,031           75,306       $.704

For the year ended
  December 31, 2002:
Basic EPS:
  Income available to
  common shareholders.....          $49,244           72,675       $.678
Effect of Dilutive Securities:
  Stock Options...................       --            1,943          --

Diluted EPS.......................  $49,244           74,618       $.660

                         [LOGO] TRUSTCO Bank Corp NY

   The number of antidilutive stock options excluded from diluted earnings per share for 2004, 2003, and 2002 was not significant.



(13) Off-Balance Sheet Financial Instruments

   Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2004 and 2003, was $313.3 million and $273.9 million, respectively. Approximately 66% of these commitments were for variable rate products at the end of 2004.

   The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Stand by letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.6 million and $3.9 million at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 was insignificant.

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

                                             As of
(dollars in thousands)                 December 31, 2004

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents......  $  696,430     696,430
  Securities available for sale..     895,989     895,989
  Loans..........................   1,190,681   1,254,986
  Accrued interest receivable....      14,671      14,671

Financial liabilities:
  Demand deposits................     237,423     237,423
  Interest bearing deposits......   2,289,679   2,289,679
  Short-term borrowings..........      77,979      77,979
  Long-term debt.................         114         114
  Accrued interest payable.......       1,545       1,545


                                             As of
(dollars in thousands)                 December 31, 2003

                                     Carrying        Fair
                                        Value       Value

Financial assets:
  Cash and cash equivalents......  $  411,682     411,682
  Securities available for sale..   1,176,926   1,176,926
  Loans..........................   1,113,527   1,207,958
  Accrued interest receivable....      17,535      17,535

Financial liabilities:
  Demand deposits................     197,116     197,116
  Interest bearing deposits......   2,222,694   2,229,139
  Short-term borrowings .........      90,608      90,608
  Long-term debt.................         239         239
  Accrued interest payable.......       1,470       1,470

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

Deposit Liabilities

   The fair values disclosed for noninterest bearing deposits, interest bearing checking accounts, savings

                         [LOGO] TRUSTCO Bank Corp NY
accounts, and money market accounts are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying value of all variable rate certificates of deposit approximates fair value. The fair value of fixed rate certificates of deposit is estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered on certificates of similar size and remaining maturity.

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



(15) Regulatory Capital Requirements

   Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2004 and 2003, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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

   Management believes that as of December 31, 2004 and 2003, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

   Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2004 and 2003, for Trustco Bank:

(dollars in thousands)            As of December 31, 2004

                                  Amount            Ratio

Leverage capital:.............  $203,177             7.24%
Tier 1 risk-based capital:....   203,177            15.79
Total risk-based capital:.....   219,668            17.08


(dollars in thousands)            As of December 31, 2003

                                  Amount            Ratio

Leverage capital:.............  $178,952             6.51%
Tier 1 risk-based capital:....   178,952            14.54
Total risk-based capital:.....   194,745            15.83

   The following is a summary of actual capital amounts and ratios as of December 31, 2004 and 2003 for TrustCo on a consolidated basis:

(dollars in thousands)            As of December 31, 2004

                                  Amount            Ratio

Leverage capital:.............  $220,819             7.74%
Tier 1 risk-based capital:....   220,819            17.09
Total risk-based capital:.....   237,378            18.37


(dollars in thousands)            As of December 31, 2003

                                  Amount            Ratio

Leverage capital:.............  $205,720             7.53%
Tier 1 risk-based capital:....   205,720            16.54
Total risk-based capital:.....   221,679            17.82

                         [LOGO] TRUSTCO Bank Corp NY

(16) Parent Company Only

   The following statements pertain to TrustCo Bank Corp NY (Parent Company):


Statements of Income

(dollars in thousands)                Years Ended December 31,

Income:                                2004     2003      2002
 Dividends and interest
   from subsidiaries............... $19,403   31,096    35,898
 Net gain on sales of securities...  21,157   12,952     7,587
 Income from other investments.....     424    1,110     1,394

     Total income..................  40,984   45,158    44,879

Expense:
 Operating supplies................      61       75        72
 Professional services.............     203       63     6,173
 Miscellaneous expense.............      85       95     1,167

      Total expense................     349      233     7,412

Income before income
  taxes and subsidiaries'
  undistributed earnings...........  40,635   44,925    37,467
Income tax expense.................   8,303    5,267       135

Income before subsidiaries'
  undistributed earnings...........  32,332   39,658    37,332
Equity in undistributed
 earnings of subsidiaries..........  24,208   13,373    11,912

Net income......................... $56,540   53,031    49,244


Statements of Condition

(dollars in thousands)                            December 31,

                                                 2004        2003

Assets:
 Cash in subsidiary bank...................  $ 20,530      17,363
 Investments in subsidiaries...............   205,522     186,290
 Securities available for sale.............     9,106      35,323
 Other assets..............................       824       1,741

     Total assets..........................  $235,982     240,717

Liabilities and shareholders' equity:
 Accrued expenses and other liabilities....    10,150      13,955

     Total liabilities.....................    10,150      13,955

Shareholders' equity.......................   225,832     226,762

     Total liabilities and shareholders'
     equity................................  $235,982     240,717


Statements of Cash Flows
(dollars in thousands)                           Years Ended December 31,

                                                  2004      2003      2002

Increase/(decrease) in cash and
  cash equivalents:

Cash flows from operating activities:
Net income..................................  $ 56,540    53,031    49,244

Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Equity in undistributed
      earnings of subsidiaries..............   (24,208)  (13,373)  (11,912)
   Net gain on sales of securities..........   (21,157)  (12,952)   (7,587)
    Net change in other assets and
           accrued expenses.................     4,764       972    (5,677)

     Total adjustments......................   (40,601)  (25,353)  (25,176)

Net cash provided by operating
   activities...............................    15,939    27,678    24,068

Cash flows from investing activities:
 Proceeds from sales of securities
   available for sale.......................    57,997    49,831    18,079
 Purchases of securities available
   for sale.................................   (29,951)  (23,475)  (12,834)

     Net cash provided by
       investing activities.................    28,046    26,356     5,245

Cash flows from financing activities:
 Proceeds from exercise of stock
  options and related tax benefits..........     9,281    12,084    18,885
 Dividends paid.............................   (44,504)  (45,008)  (43,188)
 Payments to acquire treasury stock.........   (13,482)  (30,034)   (8,844)
 Proceeds from sales of treasury
  stock.....................................     7,887     7,605     7,754

     Net cash used in financing
        activities..........................   (40,818)  (55,353)  (25,393)

Net increase/(decrease) in cash and
  cash equivalents..........................     3,167    (1,319)    3,920
Cash and cash equivalents at
  beginning of year.........................    17,363    18,682    14,762

Cash and cash equivalents at
  end of year...............................  $ 20,530    17,363    18,682


Supplemental Information
Increase (decrease) in dividends payable....  $     69      (475)      443
 Change in unrealized gain on
   securities available for sale --
   gross....................................    19,328       638     1,340
 Change in deferred tax effect on
   unrealized gain on securities
   available for sale.......................    (7,707)     (261)     (547)

                         [LOGO] TRUSTCO Bank Corp NY

                         TrustCo Bank Corp NY Officers and Board of Directors

OFFICERS


PRESIDENT AND CHIEF EXECUTIVE OFFICER

Robert J. McCormick


EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Robert T. Cushing


EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER

Scot R. Salvador


SECRETARY

Robert M. Leonard


ASSISTANT SECRETARIES

Cheri J. Parvis
Thomas M. Poitras


BOARD OF DIRECTORS

Joseph Lucarelli
President
Traditional Builders

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

William D. Powers
Partner
Powers & Co., LLC
Consulting

William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate


Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank


HONORARY DIRECTORS

Lionel O. Barthold
M. Norman Brickman
Bernard J. King
Nancy A. McNamara
William H. Milton, III
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry
Harry E. Whittingham, Jr.




Trustco Bank Officers


PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Robert J. McCormick


EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER

Robert T. Cushing


EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER

Scot R. Salvador


AUDITOR

Kenneth E. Hughes, Jr.


ACCOUNTING/FINANCE

Vice Presidents
Michael M. Ozimek
Daniel R. Saullo


BRANCH ADMINISTRATION/
MARKETING

Administrative Vice President
Robert M. Leonard
Vice President
Deborah K. Appel

Officers
John R. George
Paul D. Matthews
Michael V. Pitnell
Mary Jean Riley


COMPLIANCE

Vice President
Thomas M. Poitras


COMMERCIAL LENDING

Vice President
Patrick M. Canavan

Officer
Paul R. Steenburgh


FACILITIES

Vice President
George W. Wickswat


MORTGAGE LOANS

Vice President
Michael J. Lofrumento

Officer
Robert O. Breton, Esq.


OPERATIONS

Vice Presidents
Christopher L. Cox
Eric W. Schreck


PERSONNEL/QUALITY
CONTROL

Vice President
Cheri J. Parvis


TRUST DEPARTMENT

Administrative Vice President
Kevin M. Curley
Vice President
Patrick J. LaPorta, Esq.

Officers
Craig C. Chenevert
Stephanie A. Duma
Richard W. Provost

                         [LOGO] TRUSTCO Bank Corp NY

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

East Colonial Office
12901 East Colonial Drive
Orlando, FL
Telephone: (407) 275-3075

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

Osprey Office
1300 South Tamiami Trail
Osprey, FL
Telephone: (941) 918-9380

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

Rotterdam Office
Curry Road Shopping Ctr.
Rotterdam, NY
Telephone: 355-8330

Rotterdam Square Office
93 W. Campbell Rd.
Rotterdam, NY
Telephone: 377-2393

Route 2 Office -- Latham
201 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-4744

Sarasota Office
2704 Bee Ridge Road
Sarasota, FL
Telephone: (941) 929-9451

Saratoga Office
34 Congress St.
Saratoga Springs, NY 12866
Telephone: 587-3500

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: 377-8517

Shoppers' World Office
Old Rte. 146 and Plank Rd.
Clifton Park, NY
Telephone: 383-6850

Slingerlands Office
1569 New Scotland Avenue
Slingerlands, NY
Telephone: (518) 439-9352

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

Union Street East Office
1700 Union St.
Schenectady, NY
Telephone: 382-7511

Upper New Scotland Office
583 New Scotland Ave.
Albany, NY
Telephone: 438-6611

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: 286-2674

                         [LOGO] TRUSTCO Bank Corp NY

General Information


ANNUAL MEETING
Monday, May 9, 2005
10:00 AM
192 Erie Boulevard
Schenectady, NY 12305


CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311


DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges, and provides a convenient method of acquiring additional shares. Trustco Bank acts as administrator for this service, and is the agent for shareholders in these transactions. Shareholders who want additional information may contact the TrustCo Shareholder Services Department at (518) 381-3601.


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


NASDAQ SYMBOL: TRST

The Corporation's common stock trades on The Nasdaq Stock MarketSM under the symbol TRST.


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

                              INSIDE BACK COVER