Form 10-K, Exhibit 13
period 2005-12-31
TRUSTCO BANK CORP N Y
filed 2006-03-10
CIK 357301

Exhibit 13

                             TRUSTCO Bank Corp NY
                                Annual Report

                                     2005

                                    [LOGO]
                             TRUSTCO Bank Corp NY

TrustCo Bank Corp NY is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State. The Company's principal subsidiary, Trustco Bank, operates 83 community banking offices and 81 Automatic Teller Machines throughout the Bank's market area. The Company serves four states and 18 counties with a broad range of community banking services.


Financial Highlights


(dollars in thousands, except per share data)                                                Years ended December 31,

                                                                                                                    Percent
                                                                                            2005           2004      Change

Income:
  Net interest income (Taxable Equivalent)......................................      $  107,948        105,024        2.78%
  Net income....................................................................          58,989         56,540        4.33

Per Share:
  Basic earnings................................................................            .787           .761        3.42
  Diluted earnings..............................................................            .782           .753        3.85
  Tangible book value...........................................................            3.05           3.02        0.99

Average Balances:
  Assets........................................................................       2,844,974      2,828,195        0.59
  Loans, net....................................................................       1,336,899      1,176,856       13.60
  Deposits......................................................................       2,505,967      2,474,179        1.28
  Shareholders' equity..........................................................         226,571        223,719        1.27

Financial Ratios:
  Return on average assets......................................................            2.07%          2.00        3.50
  Return on average equity (1)..................................................           26.07          26.65       (2.18)
  Consolidated tier 1 capital to:
    Total average assets (leverage).............................................            8.04           7.74        3.88
    Risk-adjusted assets........................................................           16.58          17.09       (2.98)
  Total capital to risk-adjusted assets.........................................           17.85          18.37       (2.83)
  Net loans charged off (recovered) to average loans............................            (.17)          (.02)     750.00
  Allowance for loan losses to nonperforming loans..............................           14.1x          15.6x       (9.62)
  Efficiency ratio..............................................................           38.29%         38.78        1.26
  Dividend payout ratio.........................................................           77.46          78.83       (1.74)



Per share information of common stock


                                                                                                   Tangible      Range of Stock
                                                                      Basic    Diluted       Cash      Book          Price
                                                                   Earnings   Earnings   Dividend     Value       High     Low

2004
  First quarter..........................................            $ .191       .188       .150      3.15      14.00   12.64
  Second quarter.........................................              .193       .191       .150      2.89      13.79   11.87
  Third quarter..........................................              .205       .203       .150      3.02      13.21   12.17
  Fourth quarter.........................................              .172       .171       .150      3.02      14.18   12.80

2005
  First quarter..........................................              .199       .197       .150      2.99      13.87   11.20
  Second quarter.........................................              .200       .199       .150      3.12      13.25   10.73
  Third quarter..........................................              .210       .208       .150      3.07      13.66   12.15
  Fourth quarter.........................................              .179       .178       .160      3.05      13.47   11.40

(1) Excludes the market adjustment on securities available for sale.


                               [GRAPHIC - MAP]

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Table of Contents


Financial Highlights..................................................... 1

President's Message...................................................... 4

Management's Discussion and Analysis
  of Financial Condition and Results of Operations....................... 6

Average Balances, Yields
  and Net Interest Margins.............................................. 13

Glossary of Terms....................................................... 26

Management's Report on Internal Control
  Over Financial Reporting.............................................. 27

Reports of Independent Registered Public Accounting Firm............. 28-29

Consolidated Financial Statements and Notes............................. 30

Branch Locations..................................................... 48-49

Officers and Board of Directors......................................... 50

General Information..................................................... 51




TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

President's Message


Dear Shareholder:

     We are pleased to report that 2005 marked another year of record results at TrustCo. Our net income reached a new all-time high and we continued to grow our branch network. We are grateful to our shareholders, board of directors, and employees for their support and enthusiasm, ensuring our continued strong performance.

     TrustCo's branch office expansion continues. We have now opened twenty-three offices in new markets since announcing our growth plans. These openings have been concentrated in downstate New York and Florida. We currently have fourteen offices in Florida, nine in downstate New York and recently celebrated the simultaneous grand openings of four locations. This brings our total branch offices to 83. We plan an aggressive branch expansion program in both of these markets along with a continued evaluation of opportunities in the upstate New York region. The excellent reception we have received at our new offices gives us confidence that our expansion into these areas positions TrustCo very well for the future.

     During 2005, we made an offer to purchase Ballston Spa Bancorp, Inc., which was rejected. We continue to evaluate acquisition opportunities as they arise, careful to avoid diluting shareholder value of the existing TrustCo franchise.

     TrustCo continues to receive positive external recognition in the financial industry. In a recent Barron's article (a leading financial publication), our Company has been recognized as one of the top companies maintaining over ten straight years of uninterrupted growth in earnings per share.

     During 2005, the board of directors approved a 7% increase to our quarterly cash dividend. Our total annual dividend is now $0.64 resulting in a 5.1% annual yield based on 2005's average stock price. It continues to be our philosophy to return excess capital to shareholders in the form of dividends. We also believe that it is prudent to retain sufficient capital to support our growth goals and to remain well-capitalized for regulatory purposes.

     Despite a difficult overall banking environment, given the flattening interest rate yield curve, TrustCo's operating results nonetheless continued in the right direction in 2005 with net income increasing to $59 million. TrustCo's most important ratio, return on average equity, was 26.07% for 2005. We are committed to ensuring that our return on average equity compares favorably with any peer group.

     In 2005, TrustCo showed impressive growth in its loan portfolio. Loans grew by $230.7 million, a strong 18.6% compared to 2004. The majority of this growth occurred in our residential mortgage portfolio. Customers in our new markets have commented that our competitive rates, combined with a simple application process and great customer service, make Trustco Bank an outstanding choice when purchasing or refinancing their home.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                                              President's Message (continued)


     Two members were added to the Board of Directors in 2005. The addition of Thomas O. Maggs, President of Maggs & Associates and myself brings the total number of directors to seven. There were also a number of other senior staff changes during the year. Eric W. Schreck was elevated to Administrative Vice President and Paul D. Matthews was named Vice President. Our future should continue to benefit from the solid performance of the employee team at TrustCo, which has always been a hallmark of our success.

     For 2005, the often quoted efficiency ratio of our Company was 38.3% at a time when many banking companies struggle to reach 60.0%. This level of performance in efficiency will benefit us through reduced operating expenses for years to come.

     Community needs continue to expand and TrustCo has responded. We established, in 2005, a new charitable entity called the Trustco Charitable Foundation, and through our Winter Warmth Fund, TrustCo was able to help hundreds of families with heating assistance during the winter months. TrustCo also increased its overall charitable contributions in 2005, and our employees donated thousands of hours of community services in all of the areas we serve.

     We are very proud of our results last year. As we look forward to 2006, a difficult year is expected. In 2005, we made several moves resulting in one-time gains. These included securities transactions, and the sale of our Trust Building, Canajoharie office, and credit card portfolio. In all likelihood, events of this nature will not be repeated in 2006. The second item we are concerned over is the difficult rate environment all banks are facing. The previously referenced flat/inverted yield curve has resulted in tight loan and deposit pricing. This causes margin pressure and stress on net income.

     We should rest assured our Company is well positioned for these difficulties. The plans we have in place, combined with our hawkish approach to expense control, will see us through these times.

     On behalf of the board of directors and employees of our Bank, we thank our shareholders for their continued support. We are proud of the 2005 results and look forward to seeing our Company through a challenging 2006.




Sincerely,

/s/ Robert J. McCormick

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

                                    [LOGO]
                             TRUSTCO Bank Corp NY


Management's Discussion and Analysis of Financial Condition and Results of Operations


   The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the Company", "TrustCo" or the "Bank"), during 2005 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2005 should be read in conjunction with this review. Certain amounts in years prior to 2005 have been reclassified to conform with the 2005 presentation.


Overview

   TrustCo recorded net income of $59.0 million or $0.782 of diluted earnings per share for the year ended December 31, 2005, compared to $56.5 million or $0.753 of diluted earnings per share for the year ended December 31, 2004. This represents an increase of 4.3% in net income between 2004 and 2005.

   During 2005, the following had a significant effect on net income:

   o an increase of $2.9 million in taxable equivalent net interest income compared to 2004, as a result of an increase in the average balance of interest earning assets of $37.9 million coupled with an increase of five basis points ("bp") in the net interest margin,

   o a reduction in the provision for loan losses from $450,000 expense in 2004 to $6.3 million credit in 2005 and,

   o the recognition of net securities gains of $6.0 million in 2005 compared to $13.7 million recorded in 2004.


Return on Equity
2003     26.21%
2004     26.65%
2005     26.07%


MIX OF AVERAGE EARNING ASSETS


(dollars in thousands)                                                           2005       2004          Components of
                                                                                  vs.        vs.      Total Earning Assets
                                           2005         2004         2003        2004       2003       2005      2004    2003

Loans, net of unearned income.....   $1,336,899    1,176,856    1,275,023     160,043    (98,167)      48.3%     43.1%   48.9
Securities available for sale:
  U.S. Treasuries and agencies....        1,059          634        2,930         425     (2,296)        --        --     0.1
  Government sponsored
    enterprises...................      667,967      713,969      503,678     (46,002)   210,291       24.2      26.2    19.3
  States and political
    subdivisions..................      127,704      168,723      203,718     (41,019)   (34,995)       4.6       6.2     7.8
  Mortgage-backed securities and
    collateralized mortgage
    obligations...................      210,720      149,298       60,248      61,422     89,050        7.6       5.5     2.3
  Other...........................       16,734       25,221       63,331      (8,487)   (38,110)       0.6       0.9     2.5

  Total securities available
    for sale......................    1,024,184    1,057,845      833,905     (33,661)   223,940       37.0      38.8    32.0

Federal funds sold and other
    short-term investments........      406,131      494,579      497,364     (88,448)    (2,785)      14.7      18.1    19.1

Total earning assets..............   $2,767,214    2,729,280    2,606,292      37,934    122,988      100.0%    100.0   100.0


                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)


   In addition to these items the Company recognized certain non-recurring transactions that had a significant impact on the net income for 2005. These items include the sale of the former operations center in Schenectady at a net gain of approximately $600 thousand, the sale of the credit card portfolio for a net gain of approximately $1.4 million and the sale of the Canajoharie Branch for a net gain of approximately $600 thousand. These items are not expected to re-occur in 2006.

   TrustCo has performed well with respect to a number of key performance ratios during 2005 and 2004, including:

   o    return on average equity of 26.07% for 2005 and 26.65% for 2004,

   o    return on average assets of 2.07% for 2005 and 2.00% for 2004, and

   o    an efficiency ratio of 38.29% for 2005 and 38.78% for 2004.

   TrustCo's operations focus on providing high quality service to the communities served by the branch-banking network. The financial results for the Company are influenced by economic events that affect those communities,as well as national economic trends, primarily interest rates, affecting the entire banking industry.

   TrustCo continues to open new branch locations. During 2005 a net increase of five new branches were added to the franchise. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2006, this strategy will lead to the opening of seven to ten new branches. Management believes that expanding into central and western Florida and the downstate region of New York has been a success. The new branches have the same products and features found at our other locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.

   Overall, 2005 was marked by growth in each of the key drivers of performance. Deposits ended 2005 at $2.56 billion, an increase from the prior year, and the loan portfolio grew to a total of $1.47 billion, an increase of $230.7 million over the 2004 year end balance. Likewise there was an increase of $188.1 million in the year end balance of securities available for sale. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank both in new branch locations


LOAN PORTFOLIO


(dollars in thousands)                                                 As of December 31,

                                               2005                           2004                           2003

                                         Amount     Percent          Amount         Percent           Amount     Percent

Commercial...................       $   202,570        13.8%     $  193,188            15.6%      $  190,501        16.4%
Real estate -- construction..            22,123         1.5          20,148             1.6            7,476         0.6
Real estate -- mortgage......         1,047,994        71.2         822,103            66.3          779,227        67.0
Home equity lines of credit..           192,291        13.1         191,242            15.4          171,078        14.7
Installment loans............             5,741         0.4          13,384             1.1           13,984         1.3

Total loans..................         1,470,719       100.0%      1,240,065           100.0%       1,162,266       100.0%
Less: Allowance for
  loan losses................            45,377                      49,384                           48,739

Net loans                            $1,425,342                  $1,190,681                       $1,113,527




                                                                        Average Balances

                                       2005                2004                2003                2002                2001

                                  Amount Percent      Amount Percent      Amount Percent      Amount Percent      Amount Percent

Commercial................... $  192,378    14.4% $  189,179    16.1% $  199,729    15.7% $  198,566    13.1% $  195,152    12.8%
Real estate -- construction..     18,893     1.4      12,430     1.1       6,684     0.5       9,752     0.6      14,526     1.0
Real estate -- mortgage......    922,875    69.0     780,777    66.3     899,415    70.5   1,156,779    76.5   1,161,521    76.5
Home equity lines of credit..    192,819    14.4     181,948    15.5     155,185    12.2     129,847     8.6     125,778     8.3
Installment loans............      9,934     0.8      12,522     1.0      14,010     1.1      17,504     1.2      21,791     1.4

Total loans..................  1,336,899   100.0%  1,176,856   100.0%  1,275,023   100.0%  1,512,448   100.0%  1,518,768   100.0%
Less: Allowance for
  loan losses................     47,653              49,299              51,311              56,525              57,398

Net loans.................... $1,289,246          $1,127,557          $1,223,712          $1,455,923          $1,461,370


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


Taxable Equivalent
Net Interest Income (dollars in millions)
2003       $102.8
2004       $105.0
2005       $107.9

as well as overall. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers.


Asset/Liability Management

   In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 97.3% and 96.5% of average total assets for 2005 and 2004, respectively.

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

   Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the "federal funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. The federal funds rate increased by 200 basis points during 2005 from 2.25% at the beginning of the year to 4.25% by year end. For 2004 the federal funds rate began the year at 1.00% and ended 2004 at 2.25%, an increase of 125 basis points. Therefore the federal funds rate has increased by a total of 325 basis points between January 1,2004 and December 31, 2005. Traditionally bank deposit accounts are heavily influenced by the federal funds rate. Consequently the cost of deposits during this time period also increased.

   During this same time period the 10 year treasury bond rate did not change consistent with the increased federal funds rate. The 10 year treasury was 4.22% at the beginning of 2005 and ended the year at 4.36%. Likewise in 2004 the 10 year treasury began the year at 4.25% and ended 2004 at 4.22%. Therefore for the period from January 1, 2004 to December 31, 2005 the 10 year treasury increased by 11 basis points as compared to the 325 basis points increase in the federal funds rate. The rate on the 10 year treasury bond is a significant influence on the rates for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities and federal funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of securities available for sale portfolio, which is recorded at fair market value. Generally, as interest rates increase the fair market value of the securities available for sale portfolio will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)



MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES


(dollars in thousands)                                                             December 31, 2005

                                                                            After 1 Year
                                                              In 1 Year       But Within             After
                                                                or Less          5 Years           5 Years            Total

Commercial................................................     $ 72,513           68,720            61,337          202,570
Real estate construction..................................       22,123               --                --           22,123

Total.....................................................       94,636           68,720            61,337          224,693

Predetermined rates.......................................       25,390           68,699            61,337          155,426
Floating rates............................................       69,246               21                --           69,267

Total.....................................................     $ 94,636           68,720            61,337          224,693


such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

   The net effect of these interest rate changes is that the yields earned on short term investments have increased while longer term investment yields have remained relatively flat, and deposit costs have risen.


Earning Assets

   Average earning assets during 2005 were $2.77 billion, which was an increase of $37.9 million from the prior year. This increase was primarily the result of growth in the average balance of loans by $160.0 million offset by a $33.7 million decrease in securities available for sale and a decrease of $88.4 million of federal funds sold and other short term investments between 2004 and 2005. The increase in the loan portfolio is primarily the result of the $148.6 million increase in real estate loans. This increase in real estate loans is a result of aggressive marketing of this product throughout the TrustCo branch network, an effective marketing campaign and competitive rates and closing costs.

   Total average assets were $2.84 billion for 2005 and $2.83 billion for 2004.

   The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.


Loans

   Average loans increased $160.0 million during 2005. Interest income on the loan portfolio also increased to $86.7 million in 2005 from $75.2 million in 2004. The average yield increased from 6.39% in 2004 to 6.48% in 2005.

   Historically, TrustCo has distinguished itself as a principal originator of residential real estate loans. Through marketing and pricing and a customer-friendly service delivery network, TrustCo has attempted to limit the amount of mortgage loans refinanced with other institutions. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $930.7 million in 2005 and $787.3 million in 2004. Income on real estate loans increased to $58.9 million in 2005 from $52.7 million in 2004. The yield on the portfolio decreased from 6.69% for 2004 to 6.33% in 2005 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2005 were $1.06 billion compared to $833.7 million at year end 2004, an increase of $224.2 million.

   The overwhelming majority of TrustCo's real estate loans are secured by properties within the Bank's market area. During 2005, management continued its established practice of retaining all new loan originations in the Bank's portfolio rather than selling them in the secondary market.

   Average commercial loans of $203.4 million in 2005 increased by $8.4 million from $195.1 million in 2004. The average yield on the commercial loan portfolio increased to 7.26% for 2005 from 6.88% in 2004. This resulted in income on commercial loans of $14.8 million in 2005 and $13.4 million in 2004.

   TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


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

   TrustCo has a leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and management believes, has developed significant expertise with respect to its risks and rewards. During 2005, the average balance of home equity credit lines was $192.8 million, an increase from $181.9 million in 2004. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 6.11% for 2005 from 4.23% in 2004. This resulted in interest income on home equity credit lines of $11.8 million in 2005, compared to $7.7 million in 2004.

   The average balance of installment loans, net of unearned income, decreased to $9.9 million in 2005 from $12.5 million in 2004. The yield on installment loans increased to 12.26% in 2005 from 11.63% in 2004, resulting in interest income of $1.2 million.

   During the third quarter of 2005 the Company sold approximately $7.4 million of credit card receivables and entered into a marketing arrangement with a third party credit card servicer. As a result of this sale the Company recognized a net gain of $1.4 million and will have continuing income from credit cards for new card originations.


Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.

   The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. The Company currently has no intent to sell securities with temporary impairment. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.

   At December 31, 2004, securities available for sale amounted to $896.0 million, compared to $1.08 billion at year end 2005. For 2005, the average balance of securities available for sale was $1.02 billion with an average yield of 5.36%, compared to an average balance in 2004 of $1.06 billion with an average yield of 5.85%. The taxable equivalent income earned on the securities portfolio in 2004 was $61.9 million, compared to $54.9 million earned in 2005. Yields earned on securities available for sale were down for 2005 compared to 2004 due primarily to additional investments made in the mortgage-backed securities and collateralized mortgage obligations portfolio. These additional investments were made at relatively low interest rates as compared to the remainder of the portfolio and have an anticipated shorter average life.

   Increases in the year-end 2005 balance of securities available for sale were the result of efforts to invest federal funds sold and other short term investments along with deposit inflows into relatively higher yielding assets. The interest rates on the securities purchased during the year were attractive as compared to investing the funds in overnight federal funds and other short term investments and compared to the Company's overall cost of funding. Federal funds sold and other short-term investments yielded an average rate of return of 2.96% for the year. Interest income was positively affected by investing the funds in the securities available for sale portfolio at higher interest rates. All security purchases are made in accordance with management's long standing investment policies. Management believes these additional investments offered the best combination of yield and credit protection.

   During 2005, TrustCo recognized approximately $6.0 million of net gains from securities transactions, compared to approximately $13.7 million in 2004. The Company recognized these transactions in response to lower interest rates in the marketplace, which had the effect of increasing the value of these securities.

   TrustCo has not invested in any exotic investment products such as interest rate swaps, forward

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)


placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

   Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2005 and 2004, the market value of TrustCo's portfolio of securities available for sale carried net unrealized losses of approximately $10.1 million and net unrealized gains of approximately $7.4 million, respectively.


Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2005. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.

   The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2005, based on the final maturity of the securities. Mortgage-backed securities are stated using estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities' prepayments and the right of certain issuers to call or prepay their obligations without penalty.


Federal funds sold and other short-term investments: During 2005, the average balance of federal funds sold and other short-term investments was $406.1 million, a decrease from $494.6 million in 2004. The average rate earned on these assets was 2.96% in 2005 and 1.35% in 2004. TrustCo utilizes this category of earning assets as a means of


SECURITIES AVAILABLE FOR SALE


(dollars in thousands)                                                      As of December 31,

                                                        2005                       2004                     2003

                                                 Amortized        Fair     Amortized        Fair     Amortized       Fair
                                                      Cost       Value          Cost       Value          Cost      Value

U.S. Treasuries and agencies.................   $      499         498           500         500           998      1,001
Government sponsored enterprises.............      756,525     743,265       521,078     517,061       862,530    862,658
States and political subdivisions............      115,010     118,950       147,988     154,939       182,118    191,727
Mortgage-backed securities and collateralized
  mortgage obligations.......................      202,007     200,963       201,579     201,623        64,718     66,322
Other........................................          685         681           685         685           685        685

  Total debt securities available for sale...    1,074,726   1,064,357       871,830     874,808     1,111,049  1,122,393
Equity securities............................       19,418      19,719        16,741      21,181        30,880     54,533

  Total securities available for sale........   $1,094,144   1,084,076       888,571     895,989     1,141,929  1,176,926



SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:


(dollars in thousands)                                                              As of December 31, 2005

                                                                           Based on                        Based on
                                                                        Final Maturity                     Call Date

                                                                    Amortized          Fair         Amortized          Fair
                                                                         Cost         Value              Cost         Value

Within 1 year.................................................... $    26,490        26,347           772,215       758,952
1 to 5 years.....................................................     341,367       338,942           195,854       195,510
5 to 10 years....................................................     138,355       136,778           100,598       103,574
After 10 years...................................................     568,514       562,290             6,059         6,321

  Total debt securities available for sale....................... $ 1,074,726     1,064,357         1,074,726     1,064,357


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


maintaining strong liquidity as interest rates change.

   During 2005, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

   The year end balance of federal funds sold and other short term investments was $257.2 million for 2005 compared to $642.2 million for year end 2004. The year end balance for 2004 is significantly higher than the average balance for the year of $494.6 million due to the proceeds of sales of securities available for sale executed near year end 2004. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2006 and will make appropriate adjustments based upon market opportunities and interest rates.


Funding Sources

   TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.


Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.51 billion in 2005, compared to $2.47 billion in 2004, an increase of $31.8 million. Increases were noted primarily in the demand deposits and time account categories. The average balance of interest bearing checking accounts decreased by $10.6 million to $318.2 million in 2005. Money market accounts had an average balance of $157.4 million in 2004 compared to $153.8 million in 2005. Savings account balances decreased from $809.4 million in 2004 to $783.4 million in 2005. Time deposits increased on average by $49.1 million and demand deposits increased by $22.9 million during 2005 compared to 2004.


SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:


(dollars in thousands)                                                  As of December 31, 2005

                                                                                Maturing:

                                                               After 1           After 5
                                                Within      But Within        But Within            After
                                                1 Year         5 Years          10 Years         10 Years             Total

U.S. Treasuries and agencies
  Amortized cost........................       $   499              --                --               --               499
  Fair value............................           498              --                --               --               498
  Weighted average yield................          1.63%             --                --               --              1.63

Government sponsored enterprises
  Amortized cost........................       $15,000         159,155           109,883          472,487           756,525
  Fair value............................        14,951         157,530           108,542          462,242           743,265
  Weighted average yield................          3.48%           4.57              5.11             5.41              5.15

States and political subdivisions
  Amortized cost........................       $   285          16,988             2,635           95,102           115,010
  Fair value............................           286          16,859             2,686           99,119           118,950
  Weighted average yield................          4.50%           3.39              5.35             4.89              4.68

Mortgage-backed securities and
    collateralized mortgage obligations
  Amortized cost........................       $10,706         164,589            25,787              925           202,007
  Fair value............................        10,612         163,922            25,500              929           200,963
  Weighted average yield................           4.62%          4.70              4.58             6.85              4.69

Other
  Amortized cost........................       $    --             635                50               --               685
  Fair value............................            --             631                50               --               681
  Weighted average yield................            --%           4.43              5.49               --              4.50

Total debt securities available for sale
  Amortized cost........................       $26,490         341,367           138,355          568,514         1,074,726
  Fair value............................        26,347         338,942           136,778          562,290         1,064,357
  Weighted average yield................          3.95%           4.57              5.02             5.33              5.01


Weighted average yields have not been adjusted for any tax-equivalent factor. Government sponsored enterprises maturing after 10 years have final maturities of less than 15 years. States and political subdivisions maturing after 10 years generally have final maturities of less than 20 years.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)



AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS


(dollars in thousands)                                2005                        2004                        2003

                                                    Interest                    Interest                    Interest
                                            Average  Income/ Average    Average  Income/ Average    Average  Income/ Average
                                            Balance  Expense    Rate    Balance Expense     Rate    Balance  Expense    Rate

Assets
  Loans, net of unearned income........  $1,336,899   86,669    6.48% 1,176,856   75,232    6.39% 1,275,023   87,669    6.88%
  Securities available for sale:
    U.S. Treasuries and agencies.......       1,059       28    2.64        634       11    1.74      2,930      209    7.13
    Government sponsored enterprises...     667,967   34,478    5.16    713,969   39,785    5.57    503,678   25,780    5.12
    States and political subdivisions..     127,704    9,658    7.56    168,723   13,302    7.88    203,718   16,131    7.92
    Mortgage-backed securities and
      collateralized mortgage
      obligations......................     210,720    9,738    4.62    149,298    7,032    4.71     60,248    3,618    6.01
    Other..............................      16,734    1,025    6.12     25,221    1,744    6.92     63,331    4,430    7.00

    Total securities available
      for sale.........................   1,024,184   54,927    5.36  1,057,845   61,874    5.85    833,905   50,168    6.01

  Federal funds sold and other
      short-term investments...........     406,131   12,009    2.96    494,579    6,675    1.35    497,364    5,654    1.14

    Total interest earning assets......   2,767,214  153,605    5.55% 2,729,280  143,781    5.27% 2,606,292  143,491    5.50%

  Allowance for loan losses............     (47,653)                    (49,299)                    (51,311)
  Cash and noninterest earning assets..     125,413                     148,214                     155,194

    Total assets.......................  $2,844,974                   2,828,195                   2,710,175

Liabilities and shareholders' equity
  Interest bearing deposits:
    Interest bearing checking accounts.  $  318,167    1,376    0.43%   328,804    1,586    0.48%   320,179    1,678    0.52%
    Savings............................     783,410    6,769    0.86    809,438    7,968    0.98    759,308    8,795    1.16
    Time deposits and money markets....   1,169,018   35,481    3.04  1,123,474   28,223    2.51  1,072,078   29,370    2.74

    Total interest bearing deposits....   2,270,595   43,626    1.92  2,261,716   37,777    1.67  2,151,565   39,843    1.85

  Short-term borrowings................      83,381    2,026    2.43    100,855      972    0.96    107,799      877    0.81
  Long-term debt.......................          99        5    5.22        151        8    5.40        326       19    5.80

    Total interest bearing liabilities.   2,354,075   45,657    1.94% 2,362,722   38,757    1.64% 2,259,690   40,739    1.80%

  Demand deposits......................     235,372                     212,463                     189,262
  Other liabilities....................      28,956                      29,291                      36,178
  Shareholders' equity.................     226,571                     223,719                     225,045

    Total liabilities and
      shareholders' equity.............  $2,844,974                   2,828,195                   2,710,175

Net interest income....................              107,948                     105,024                     102,752

Net interest spread....................                         3.61%                       3.63%                       3.70%

Net interest margin
  (net interest income
  to total interest earning assets)....                         3.90                        3.85                        3.94


Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2005, 2004, and 2003. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $0.3 million, $11.5 million, and $22.7 million in 2005, 2004, and 2003, respectively, net of unrealized appreciation, net of tax, in the available for sale securities portfolio. Nonaccrual loans are included in average loans.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


   The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor to the increase in deposits is the overall increase in the rates paid on deposit accounts. As noted previously the largest growth in deposits is in the category of time deposits which carries the highest cost in terms of interest rates while at the same time the Company experienced a deposit outflow in savings accounts which is a relatively low cost source of deposits. The increasing rates on time deposits is attracting customers away from other investment opportunitites. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.

   The overall cost of interest bearing deposits was 1.92% in 2005 compared to 1.67% in 2004. The increase in the average balance of interest bearing deposits, coupled with a 25 basis point increase in the average cost, resulted in an increase of approximately $5.9 million in interest expense to $43.6 million in 2005.

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


MATURITY OF TIME DEPOSITS
OVER $100 THOUSAND

(dollars in thousands)          As of December 31, 2005

Under 3 months..............................   $ 22,981
3 to 6 months ..............................     10,909
6 to 12 months .............................     55,891
Over 12 months..............................    135,830

Total.......................................   $225,611


Other funding sources: The Company had $83.4 million of average short-term borrowings outstanding during 2005 compared to $100.9 million in 2004. The average cost of short-term borrowings was 2.43% in 2005 and 0.96% in 2004. This resulted in interest expense of approximately $2.0 million in 2005. The increase in the rate paid on these funds is a result of the increase in the target federal funds rate during 2004 and 2005.


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


MIX OF AVERAGE SOURCES OF FUNDING


(dollars in thousands)                                                               2005      2004          Components of
                                                                                      vs.       vs.          Total Funding
                                                2005         2004         2003       2004      2003       2005    2004   2003

Demand deposits........................   $  235,372      212,463      189,262     22,909    23,201        9.1%    8.3    7.7
Retail deposits:
  Savings..............................      783,410      809,438      759,308    (26,028)   50,130       30.3    31.4   31.0
  Time deposits under $100 thousand....      813,751      789,211      767,505     24,540    21,706       31.4    30.6   31.3
  Interest bearing checking accounts...      318,167      328,804      320,179    (10,637)    8,625       12.3    12.8   13.1
  Money market deposits................      153,838      157,418      149,520     (3,580)    7,898        5.9     6.1    6.1

  Total retail deposits................    2,069,166    2,084,871    1,996,512    (15,705)   88,359       79.9    80.9   81.5

  Total core deposits..................    2,304,538    2,297,334    2,185,774      7,204   111,560       89.0    89.2   89.2

Time deposits over $100 thousand.......      201,429      176,845      155,053     24,584    21,792        7.8     6.9    6.4
Short-term borrowings..................       83,381      100,855      107,799    (17,474)   (6,944)       3.2     3.9    4.4
Long-term debt.........................           99          151          326        (52)     (175)        --      --     --

  Total purchased liabilities..........      284,909      277,851      263,178      7,058    14,673       11.0    10.8   10.8

  Total sources of funding.............   $2,589,447    2,575,185    2,448,952     14,262   126,233      100.0%  100.0  100.0


                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)



AVERAGE DEPOSITS BY TYPE OF DEPOSITOR


(dollars in thousands)                                                          Years Ended December 31,

                                                                   2005         2004         2003         2002         2001

Individuals, partnerships and corporations...............    $2,485,922    2,453,843    2,318,424    2,150,986    1,947,700
U.S. Government..........................................            72           70           73           35           83
States and political subdivisions........................         4,875        5,539        9,802       48,049       64,811
Other (certified and official checks, etc.)..............        15,098       14,727       12,528       13,370       15,056

  Total average deposits by type of depositor............    $2,505,967    2,474,179    2,340,827    2,212,440    2,027,650


the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 77.5% of net income in 2005, 78.8% of net income in 2004, and 84.0% for 2003. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue.

   TrustCo's Tier 1 capital was 16.58% of risk-adjusted assets at December 31, 2005, and 17.09% of risk-adjusted assets at December 31, 2004. Tier 1 capital to average assets at December 31, 2005 was 8.04%, as compared to 7.74% at year end 2004.

   At December 31, 2005 and 2004, TrustCo and Trustco Bank met their respective regulators' definition of a well capitalized institution.


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


Credit Risk

   Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. Management follows a policy of


VOLUME AND YIELD ANALYSIS


(dollars in thousands)                               2005 vs. 2004                                2004 vs. 2003

                                           Increase      Due to       Due to          Increase         Due to        Due to
                                         (Decrease)      Volume         Rate        (Decrease)         Volume          Rate

Interest income (TE):
  Federal funds sold and other
    short-term investments...........      $  5,334        (941)       6,275             1,021            (32)        1,053
  Securities available for sale:
    Taxable...........................       (3,302)       (153)      (3,149)           14,535         12,791         1,744
    Tax-exempt........................       (3,665)     (3,123)        (522)           (2,829)        (2,756)          (73)

    Total securities available
      for sale........................       (6,947)     (3,276)      (3,671)           11,706         10,035         1,671
  Loans...............................       11,437       9,596        1,841           (12,437)        (7,553)       (4,884)

    Total interest income.............        9,824       5,379        4,445               290          2,450        (2,160)

Interest expense:
  Interest bearing checking accounts..         (210)        (50)        (160)              (92)            55          (147)
  Savings.............................       (1,199)       (249)        (950)             (827)           640        (1,467)
  Time deposits
     and money markets................        7,258       1,376        5,882            (1,147)         1,654        (2,801)
  Short-term borrowings...............        1,054        (134)       1,188                95            (49)          144
  Long-term debt......................           (3)         (3)          --               (11)           (10)           (1)

    Total interest expense............        6,900         940        5,960            (1,982)         2,290        (4,272)

    Net interest income (TE)..........     $  2,924       4,439       (1,515)            2,272            160         2,112


Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


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

   Nonperforming assets at year end 2005 and 2004 totaled $3.2 million. Nonperforming loans as a percentage of the total loan portfolio were 0.22% in 2005 and 0.26% in 2004.

   Included in nonperforming loans at year end 2005 were $1.7 million of residential mortgage loans in nonaccrual status as compared to $557 thousand at year end 2004. There were no loans past due three payments or more and still accruing interest at year end 2004 and $35 thousand at year end 2005. Restructured loans at year end 2004 were $2.6 million, compared to $1.5 million at year end 2005. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.

   All of the $3.2 million of nonperforming loans at December 31, 2005 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2005 and 2004 occurred in the residential real estate and retail consumer loan portfolios. During 2005, gross charge-offs of these types of loans were $1.6 million (which represented 63% of total gross charge-offs). In 2004, charge-offs for these types of loans were $5.5 million. The reduction in gross charge offs in the residential real estate portfolio between 2004 and 2005 reflects the economic improvements in this area and the positive effect of prior collection actions. Since 2000, there has been a shift of charge-offs to the residential real estate and retail consumer loan portfolios for several reasons, including:

   o the overall emphasis within TrustCo on residential real estate originations,

   o the relatively weak economic environment in the Upstate New York territory, and

   o the relative slow growth in real estate values in many of TrustCo's lending areas that has occurred since the middle of the 1990's, thereby limiting the collateral value that supports the real estate loans.

   Consumer defaults and bankruptcies had increased over the last several years, and this led to an increase in defaults on loans. However, beginning in 2004 the number of new bankruptcy filings in the Capital District area decreased from the prior year as compared to state wide trends which continued to show increases year over year in new bankruptcy filings. This trend, along with the decrease in residential real estate and consumer loan charge-offs may be indicators of future economic stability for this region and a continued lessening of charge-offs in the residential real estate portfolio.

   Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region and avoids concentrations to any one borrower or any single industry.

   Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2005, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

   TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured since 1995 under a troubled debt restructuring, as impaired loans.

   At year end 2005 and 2004, there were $1.5 and $2.6 million, respectively, of impaired loans. The average balances of impaired loans were $1.9 million during 2005 and $2.9 million during 2004. The Company recognized approximately $201 thousand of interest income on these loans in 2005 and $314 thousand in 2004.


Allowance for Loan Losses

   The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)


   In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

   o    the magnitude and nature of loan charge-offs, and recoveries,


Allowance for
Loan Losses (dollars in millions)
2003       $48.7
2004       $49.4
2005       $45.4

   o the change in the loan portfolio and the implication that it has in relation to the economic climate in the Bank's business territory,

   o significant growth in the level of losses associated with bankruptcies in New York State over the last several years and the time period needed to foreclose, secure and dispose of collateral, and

   o the relatively weak economic environment in the Upstate New York territory over the last several years.

   Though the economic climate in the upstate New York area has suffered over the last several years, resulting in higher bankruptcies and relatively flat real estate prices, overall economic trends in the last two years have been improving. As noted previously, bankruptcies in the Capital District area have decreased relative to state wide trends recently and general housing prices have continued to increase. These positive trends have helped marginal credits better manage their debt load. Because of continued improvements in nearly all of the indicators of the Company's credit quality and management's assessment of economic conditions and risk, combined with the significant increase in the level of net recoveries from $195 thousand in 2004 to $2.3 million in 2005, as well as the impact of the sale of the credit card portfolio in 2005, a negative provision of $6.3 million was recognized in 2005.

   Management continues to monitor these trends in determining future provisions or credits for loan losses in relation to loan charge offs, recoveries and the level and trends of nonperforming loans.

   The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2005 and 2004 were $2.5 million and $5.8 million, respectively. Recoveries were $4.7 million in 2005 and $6.0 million in 2004. The provision recorded in 2004 was $450,000 compared to a recovery of this provision of $6.3 million in 2005. The reduction in the provision for loan losses over the last several years is a result of the allowance for loan losses being considered adequate by management in relation to the overall loan portfolio.

   The level of loan charge offs decreased by approximately $3.3 million between 2004 and 2005 while at the same time the level of nonperforming loans remained relatively constant between the two years.


Market Risk

   The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk


NONPERFORMING ASSETS


(dollars in thousands)                                                           As of December 31,

                                                             2005           2004          2003           2002          2001

Loans in nonaccrual status...........................     $ 1,662            557            --            615         1,090
Loans contractually past due 3 payments or more
  and still accruing interest........................          35             --            --             --           801
Restructured loans...................................       1,518          2,610         3,260          4,303         5,159

Total nonperforming loans............................       3,215          3,167         3,260          4,918         7,050
Foreclosed real estate...............................          23             --            --             86           603

Total nonperforming assets...........................     $ 3,238          3,167         3,260          5,004         7,653

Allowance for loan losses............................     $45,377         49,384        48,739         52,558        57,203
Allowance coverage of nonperforming loans............       14.11x         15.59         14.95          10.69          8.11
Nonperforming loans as a % of total loans............        0.22%          0.26          0.28           0.35          0.45
Nonperforming assets as a % of total assets..........        0.11           0.11          0.12           0.19          0.30


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.


Quantitative and Qualitative Disclosure about Market Risk

   TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base. Accordingly, TrustCo considers interest rate risk to be a market risk for the Company.

   Interest rate risk management focuses on maintaining adequate levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

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

   Using this internal model, the fair values of capital projections as of December 31, 2005 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2005. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp and 200 bp or to decrease by 100 bp and 200 bp.

                             Estimated Percentage of
                              Fair value of Capital to
As of December 31, 2005         Fair value of Assets

+200 BP                                13.58%
+100 BP                                14.85
Current rates                          16.22
-100 BP                                15.09
-200 BP                                13.37

At December 31, 2005 the book value of capital (excluding the market adjustment on securities available for sale) to assets was 8.04%.

   The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 16.22% of assets whereas the current book value of capital to assets is 8.04% at December 31, 2005. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

   The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)



SUMMARY OF LOAN LOSS EXPERIENCE


(dollars in thousands)                                       2005           2004          2003           2002          2001

Amount of loans outstanding at end of year
  (less unearned income)..........................     $1,470,719      1,240,065     1,162,266      1,422,301     1,556,686
Average loans outstanding during year
  (less average unearned income)..................      1,336,899      1,176,856     1,275,023      1,512,448     1,518,768

Balance of allowance at beginning of year.........         49,384         48,739        52,558         57,203        56,298
Loans charged off:
  Commercial......................................            656            335           432            997         1,084
  Real estate.....................................          1,561          5,054         8,651          6,648         5,383
  Installment.....................................            247            408           515            705           561

    Total.........................................          2,464          5,797         9,598          8,350         7,028

Recoveries of loans previously charged off:
  Commercial......................................            440            446         1,393            803         1,664
  Real estate.....................................          4,121          5,334         3,003          1,285         1,106
  Installment.....................................            156            212           183            197           223

    Total.........................................          4,717          5,992         4,579          2,285         2,993

Net loans charged off (recovered).................         (2,253)          (195)        5,019          6,065         4,035

Provision (credit) for loan losses ...............         (6,260)           450         1,200          1,420         4,940

Balance of allowance at end of year...............     $   45,377         49,384        48,739         52,558        57,203

Net charge offs (recoveries)
  as a percent of average
  loans outstanding during year
  (less average unearned income)..................           (.17)%         (.02)          .39            .40           .27
Allowance as a percent of loans outstanding
  at end of year..................................           3.09           3.98          4.17           3.70          3.67



fund those long-term assets the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances allow the Company to take on certain interest rate risk with respect to the asset side of the balance sheet.

   The table "Interest Rate Sensitivity" presents an analysis of the interest-sensitivity gap position at December 31, 2005. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive throughout virtually all of the time periods presented. The effect of being asset sensitive is that should interest rates increase the Company would be able to reinvest these assets at higher rates. Conversely, should interest rates fall, the Company would record less interest income due to reinvesting the assets in a lower interest rate environment.

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

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



INTEREST RATE SENSITIVITY


(dollars in thousands)                                                At December 31, 2005

                                                                          Repricing in:

                                           0-90         91-365             1-5           Over 5           Rate
                                           days           days           years            years    Insensitive          Total

Total assets........................   $617,305        260,134         923,273          998,401        113,646      2,912,759

Cumulative total assets.............   $617,305        877,439       1,800,712        2,799,113      2,912,759

Total liabilities
 and shareholders' equity...........   $274,633        533,844       1,273,199          497,115        333,968      2,912,759

Cumulative total liabilities
 and shareholders' equity...........   $274,633        808,477       2,081,676        2,578,791      2,912,759

Cumulative interest
 sensitivity gap....................   $342,672         68,962        (280,964)         220,322
Cumulative gap as a % of interest
 earning assets for the period......      55.51%          7.86          (15.60)            7.87
Cumulative interest sensitive
 assets to liabilities..............     224.77         108.53           86.50           108.54


objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.30 billion in 2005 and 2004. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

   In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2005, the average balance of purchased liabilities was $284.9 million, compared with $277.9 million in 2004.

   TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.


Off-Balance Sheet Risk


Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2005 and 2004, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $306.7 million and $313.3 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

   The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $2.8 million and $3.6 million at December 31, 2005 and 2004, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2005 and 2004 was insignificant.


Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.

   TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)


Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $27.6 million in 2005, $32.0 million in 2004 and $29.6 million in 2003. Included in the 2005 results are $6.0 million of net securities gains compared with net gains of approximately $13.7 million in 2004 and $9.8 million in 2003. Excluding securities transactions, noninterest income was $21.6 million in 2005, and $18.3 million in 2004 and $19.8 million in 2003.

   The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $6.0 million in 2005, $5.9 million in 2004, and $6.0 million in 2003. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2005 and 2004 assets under management by the Trust Department were approximately $886.5 million and $992.3 million, respectively.

   Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

   Included in the category of other noninterest income are certain non-recurring transactions that occurred in 2005 as follows:

   o the sale of the former operations center in Schenectady at a net gain of approximately $600 thousand,

   o the sale of the credit card portfolio for a net gain of approximately $1.4 million and

   o the sale of the Canajoharie Branch for a net gain of approximately $600 thousand.

These items are not expected to recur in 2006.


Noninterest expense: Noninterest expense was $48.6 million in 2005, compared with $48.2 million in 2004 and $48.5 million in 2003. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 38.3% in 2005, 38.8% in 2004 and 38.3% in 2003. Excluded from the efficiency ratio calculation was $3.2 million, $248 thousand, and $255 thousand of non-recurring income and $812 thousand, $1.2 million, and $1.9 million of non-recurring expenses for 2005, 2004 and 2003, respectively.

   Salaries and employee benefits are the most significant component of noninterest expense. For 2005, these expenses amounted to $20.6 million, compared with $20.7 million in 2004, and $20.4 million in 2003.

   Net occupancy expense increased $707 thousand between 2004 and 2005 due primarily to new branch openings during 2004 and 2005. Equipment expense, increased $438 thousand for 2005 to $2.7 million as compared to $2.3 million in 2004. The increase in net occupancy expense is the result of new equipment purchased for the branch expansion program and upgrades to the ATM equipment.

   Professional services expense decreased to $3.4 million in 2005 compared to $3.7 million in 2004 and $3.0 million in 2003. Decrease in professional service expense is due primarily to contract negotiations in 2004 related to computer services.

   Outsourced service expense was $4.1 million in 2005 compared to $4.3 million in 2004. The decrease is the result of new processing contracts in 2004.

   Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.


Income Tax

    In 2005, TrustCo recognized income tax expense of $30.8 million, as compared to $26.8 million in 2004 and $23.3 million in 2003. The tax expense on the Company's income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $30.2 million and $33.1 million at December 31, 2005 and 2004, respectively, will be realized.


NONINTEREST INCOME


(dollars in thousands)                                        For the year ended December 31,             2005 vs. 2004

                                                             2005           2004          2003         Amount       Percent

Trust department income.............................      $ 6,009          5,869         6,046            140          2.4%
Fees for services to customers......................       10,529         10,486        10,896             43          0.4
Net gains on securities transactions................        5,999         13,712         9,807         (7,713)       (56.3)
Other...............................................        5,110          1,898         2,900          3,212        169.2

  Total noninterest income..........................      $27,647         31,965        29,649         (4,318)       (13.5)%


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



NONINTEREST EXPENSE


(dollars in thousands)                                        For the year ended December 31,                2005 vs. 2004

                                                             2005           2004          2003         Amount         Percent

Salaries and employee benefits......................      $20,622         20,697        20,449            (75)           (0.4)%
Net occupancy expense...............................        7,308          6,601         6,265            707            10.7
Equipment expense...................................        2,721          2,283         3,078            438            19.2
Professional services...............................        3,372          3,685         3.040           (313)           (8.5)
Outsourced services.................................        4,093          4,348         5,601           (255)           (5.9)
Other real estate income, net.......................         (617)          (739)         (457)           122           (16.5)
Other...............................................       11,091         11,290        10,510           (199)           (1.8)

  Total noninterest expense.........................      $48,590         48,165        48,486            425             0.9%



Contractual Obligations

   The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2005:

(dollars in thousands)                   Payments Due by Period:

                       Less Than        1-3        3-5   More Than
                          1 Year      Years      Years     5 Years     Total

Federal Home
  Loan Bank
  borrowings........     $    28         59         --          --        87
Operating leases....       2,534      5,473      5,482      31,879    45,368

Total...............     $ 2,562      5,532      5,482      31,879    45,455

   In addition, the Company is contractually obligated to pay data processing vendors approximately $4 million to $5 million per year through 2013.


Impact of Inflation and Changing Prices

   The consolidated financial statements for the years ended 2005, 2004 and 2003 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

   Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

   As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


Stock Options

   In the fourth quarter of 2005 the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock options to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, will be eliminated in anticipation of the adoption of FASB Statement 123R which the Company will adopt as of January 1, 2006.

   Options to purchase 882,100 shares of the Company's common stock, which would otherwise have vested from time to time over the next four years, became immediately exercisable as a result of this action. The number of shares and the exercise prices of the options subject to the acceleration remained unchanged. Also, all of the other terms of the options remain the same. The Company recorded $127,000 of expense related to this acceleration based upon an analysis performed in accordance with APB Opinion 25.

   The accelerated options included 749,500 options held by executive officers and 132,600 options held by other employees. Based upon the Company's closing stock price of $12.76 price per share on the date of accelerated vesting certain of the options were below and other above the closing market price as follows:

Efficiency Ratio
2003       38.3%
2004       38.8%
2005       38.3%

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)


Grant             Accelerated               Exercise
Date              Vesting Shares            Price

2005              411,200                   $12.15
2004              394,500                   $13.55
2002               76,400                   $11.83
                  -------
                  882,100

   The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in its income statement in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment) in January 2006.


Impact of New Accounting Standards


SFAS No. 123R

In 2004, the FASB issued a statement to revise Statement of Financial Accounting Standards ("SFAS") No. 123 and SFAS No. 95, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will require instead that such transactions be accounted for using a fair-value-based method. The FASB had indicated that the Statement would be effective for any interim or annual period beginning after June 15, 2005, meaning that an entity should apply the statement to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (SEC) announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. The SEC's new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company will adopt the provisions of SFAS No. 123R using the modified prospective method of transition beginning January 1, 2006. Under this method, SFAS No. 123R will apply to new awards and to awards that are outstanding on the effective date and are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service period had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under SFAS No. 123. Based on stock-based compensation plans outstanding as of December 31, 2005, management does not expect that the impact of SFAS No. 123R will be material to the Company's consolidated financial condition or results of operations. See Note 1, Stock Option Plans, for pro-forma earnings per share for stock-based compensation and information on the acceleration of vesting periods that occurred in 2005.


EITF Issue No. 03-1

The Emerging Issues Task Force ("EITF") reached consensus in March 2004 regarding guidance provided in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The purpose of EITF Issue No. 03-1 is to determine the meaning of other-than-temporary impairment and its application to certain securities, including debt and equity securities that are within the scope of SFAS No.
115. Guidance in EITF Issue No. 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impaired loss. This guidance also includes accounting considerations for securities subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. Portions of this guidance were effective for reporting periods beginning after June 15, 2004 and other portions will be deliberated further. This delay does not suspend the current requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company has not identified any other-than-temporary impairment in its securities portfolio as of December 31, 2005. Subsequent to the FASB final deliberations, the Company will evaluate the potential impact on its process of identifying other-than-temporary declines in value of its debt and equity securities. Management does not believe that the provisions, as currently written, will have a material impact on the results of future operations.


SFAS No. 150

In 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. SFAS No. 150 has not had a significant impact on the Company's consolidated financial condition or results of operations.


SFAS No. 154

In 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board Opinion No. 20 "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)


                                                  2005                                             2004

                                Q1        Q2         Q3        Q4       Year       Q1        Q2       Q3        Q4     Year

Income statement:
  Interest income........  $34,885    37,016     38,433    39,840    150,174   34,409    34,105   34,951    35,320  138,786
  Interest expense.......   10,025    10,308     11,501    13,823     45,657    9,346     9,439    9,797    10,174   38,757

  Net interest income ...   24,860    26,708     26,932    26,017    104,517   25,063    24,666   25,154    25,146  100,029
  Provision (credit) for
    loan losses..........   (1,500)   (1,580)    (1,680)   (1,500)    (6,260)     150       150      150        --      450

  Net interest income
    after provision for
    loan losses..........   26,360    28,288     28,612    27,517    110,777   24,913    24,516   25,004    25,146   99,579
  Noninterest income.....    8,138     6,900      7,102     5,507     27,647    8,721     8,375    8,990     5,879   31,965
  Noninterest expense....   11,730    12,223     11,481    13,156     48,590   12,508    11,699   11,483    12,475   48,165

  Income before
    income taxes.........   22,768    22,965     24,233    19,868     89,834   21,126    21,192   22,511    18,550   83,379
  Income tax expense.....    7,861     7,980      8,514     6,490     30,845    6,993     6,821    7,298     5,727   26,839

  Net income.............  $14,907    14,985     15,719    13,378     58,989   14,133    14,371   15,213    12,823   56,540

Per share data:
  Basic earnings.........  $  .199      .200       .210      .179       .787     .191      .193     .205      .172     .761
  Diluted earnings.......     .197      .199       .208      .178       .782     .188      .191     .203      .171     .753
  Cash dividends
    declared.............     .150      .150       .150      .160       .610     .150      .150     .150      .150     .600


a change in accounting principle. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Therefore, the Company will adopt this statement, as applicable, on January 1, 2006.


Critical Accounting Policies

   Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies -- those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company's 2005 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.


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

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                             Management's Discussion and Analysis (continued)



FIVE YEAR SUMMARY OF FINANCIAL DATA


(dollars in thousands, except per share data)                               Years Ended December 31,

                                                             2005           2004          2003           2002          2001

Statement of income data:
  Interest income.................................     $  150,174        138,786       137,130        153,735       168,660
  Interest expense................................         45,657         38,757        40,739         58,020        72,763

  Net interest income.............................        104,517        100,029        96,391         95,715        95,897
  Provision (credit) for loan losses..............         (6,260)           450         1,200          1,420         4,940

  Net interest income after provision
    for loan losses...............................        110,777         99,579        95,191         94,295        90,957
  Noninterest income..............................         21,648         18,253        19,842         19,799        21,285
  Net gain on securities transactions.............          5,999         13,712         9,807          7,499         4,517
  Noninterest expense.............................         48,590         48,165        48,486         55,326        51,313

  Income before income taxes......................         89,834         83,379        76,354         66,267        65,446
  Income taxes....................................         30,845         26,839        23,323         17,023        19,936

  Net income......................................     $   58,989         56,540        53,031         49,244        45,510

Share data:
  Average equivalent diluted shares
    (in thousands)................................         75,397         75,081        75,306         74,618        73,673
  Tangible book value.............................     $     3.05           3.02          3.06           3.16          2.88
  Cash dividends..................................           .610           .600          .600           .600          .541
  Basic earnings..................................           .787           .761          .713           .678          .640
  Diluted earnings................................           .782           .753          .704           .660          .618

Financial:
  Return on average assets........................           2.07%          2.00          1.96           1.83          1.83
  Return on average shareholders' equity .........          26.07          26.65         26.21          26.08         25.31
  Cash dividend payout ratio......................          77.46          78.83         83.98          88.60         84.58
  Tier 1 capital to average assets
    (leverage ratio)..............................           8.04           7.74          7.53           7.78          7.72
  Tier 1 capital as a % of total risk adjusted
    assets........................................          16.58          17.09         16.54          15.48         13.58
  Total capital as a % of total risk adjusted
    assets........................................          17.85          18.37         17.82          16.77         14.86
  Efficiency ratio................................          38.29          38.78         38.33          36.66         38.96
  Net interest margin.............................           3.90%          3.85          3.94           4.00          4.31

Average balances:
  Total assets....................................     $2,844,974      2,828,195     2,710,175      2,693,505     2,488,169
  Earning assets..................................      2,767,214      2,729,280     2,606,292      2,579,379     2,376,359
  Loans, net......................................      1,336,899      1,176,856     1,275,023      1,512,448     1,518,768
  Allowance for loan losses.......................        (47,653)       (49,299)      (51,311)       (56,525)      (57,398)
  Securities available for sale...................      1,024,184      1,057,845       833,905        568,056       581,669
  Deposits........................................      2,505,967      2,474,179     2,340,827      2,212,440     2,027,650
  Short-term borrowings...........................         83,381        100,855       107,799        210,363       205,821
  Long-term debt..................................             99            151           326            510           758
  Shareholders' equity............................        226,571        223,719       225,045        214,963       202,848


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


Earning Assets

The sum of interest-bearing deposits with banks, securities available for sale, investment securities, loans, net of unearned income, and federal funds sold and other short term investments.


Efficiency Ratio

Noninterest expense (excluding nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions and other non-recurring income items). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.


Federal Funds Sold

A short term (generally one business day) investment of excess cash reserves from one bank to another.


Government Sponsored Enterprises (GSE)

Government Sponsored Enterprises are corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), and the Federal National Mortgage Association (FNMA or Fannie Mae). Obligations of these enterprises are not guaranteed by the full faith and credit of the United States.


Impaired Loans

Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans restructured subsequent to January 1, 1995.


Interest Bearing Liabilities

The sum of interest bearing deposits, federal funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.


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

                                    [LOGO]
                             TRUSTCO Bank Corp NY

             Management's Report on Internal Control over Financial Reporting


The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting. TrustCo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY's internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the "Internal Control -- Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on our assessment, we believe that, as of December 31, 2005, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of TrustCo Bank Corp NY's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their attestation report which is included herein.


/s/ Robert J. McCormick

Robert J. McCormick
President and
Chief Executive Officer


/s/ Robert T. Cushing

Robert T. Cushing
Executive Vice President and
Chief Financial Officer


/s/ Scot R. Salvador

Scot R. Salvador
Executive Vice President and
Chief Banking Officer


February 24, 2006

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TrustCo Bank Corp NY (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that TrustCo Bank Corp NY maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 24, 2006, expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP

Albany, New York
February 24, 2006

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                      Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP

Albany, New York
February 24, 2006

                                    [LOGO]
                             TRUSTCO Bank Corp NY



Consolidated Statements of Income


(dollars in thousands, except per share data)                                                 Years Ended December 31,

                                                                                          2005           2004          2003
Interest income:
  Interest and fees on loans......................................................    $ 86,636         75,194        87,614
  Interest and dividends on:
    U.S. Treasuries and agencies..................................................      34,506         39,795        25,985
    States and political subdivisions.............................................       6,301          8,666        10,718
    Mortgage-backed securities and collateralized mortgage obligations............       9,738          7,032         3,618
    Other.........................................................................         984          1,424         3,541
  Interest on federal funds sold and other short-term investments.................      12,009          6,675         5,654

      Total interest income.......................................................     150,174        138,786       137,130

Interest expense:
  Interest on deposits............................................................      43,626         37,777        39,843
  Interest on short-term borrowings...............................................       2,026            972           877
    Interest on long-term debt....................................................           5              8            19

      Total interest expense......................................................      45,657         38,757        40,739

      Net interest income.........................................................     104,517        100,029        96,391
Provision (credit) for loan losses................................................      (6,260)           450         1,200

      Net interest income after provision for loan losses.........................     110,777         99,579        95,191

Noninterest income:
  Trust department income.........................................................       6,009          5,869         6,046
  Fees for services to customers..................................................      10,529         10,486        10,896
  Net gain on securities transactions.............................................       5,999         13,712         9,807
  Other...........................................................................       5,110          1,898         2,900

      Total noninterest income....................................................      27,647         31,965        29,649

Noninterest expense:
  Salaries and employee benefits..................................................      20,622         20,697        20,449
  Net occupancy expense...........................................................       7,308          6,601         6,265
  Equipment expense...............................................................       2,721          2,283         3,078
  Professional services...........................................................       3,372          3,685         3,040
  Outsourced services.............................................................       4,093          4,348         5,601
  Other real estate income, net...................................................        (617)          (739)         (457)
  Other...........................................................................      11,091         11,290        10,510

      Total noninterest expense...................................................      48,590         48,165        48,486

Income before income taxes .......................................................      89,834         83,379        76,354
Income taxes......................................................................      30,845         26,839        23,323

Net income........................................................................    $ 58,989         56,540        53,031

Earnings per share:
  Basic...........................................................................    $   .787           .761          .713
  Diluted.........................................................................        .782           .753          .704


See accompanying notes to consolidated financial statements.

                                    [LOGO]
                             TRUSTCO Bank Corp NY


                                         Consolidated Statements of Condition


(dollars in thousands, except share data)                                                         As of December 31,

                                                                                                2005                2004

ASSETS
Cash and due from banks.................................................................  $   55,667              54,222
Federal funds sold and other short-term investments.....................................     257,196             642,208

      Total cash and cash equivalents...................................................     312,863             696,430
Securities available for sale...........................................................   1,084,076             895,989
Loans...................................................................................   1,470,719           1,240,065
  Less: Allowance for loan losses.......................................................      45,377              49,384

        Net loans.......................................................................   1,425,342           1,190,681
Bank premises and equipment.............................................................      21,734              22,479
Other assets............................................................................      68,744              58,255

      Total assets......................................................................  $2,912,759           2,863,834

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Demand................................................................................  $  251,012             237,423
  Savings ..............................................................................     725,336             820,593
  Interest bearing checking accounts....................................................     309,668             336,538
  Money market deposit accounts.........................................................     190,560             155,299
  Certificates of deposit (in denominations of $100,000 or more)........................     225,611             178,021
  Other time accounts...................................................................     860,300             799,228

      Total deposits....................................................................   2,562,487           2,527,102
Short-term borrowings...................................................................      87,935              77,979
Long-term debt..........................................................................          87                 114
Accrued expenses and other liabilities..................................................      33,589              32,807

      Total liabilities.................................................................   2,684,098           2,638,002

Shareholders' equity:
  Capital stock; $1 par value. 100,000,000 shares authorized, 82,119,360 and
    81,727,754 shares issued at December 31, 2005 and 2004, respectively................      82,120              81,728
  Surplus...............................................................................     117,770             114,218
  Undivided profits.....................................................................     103,315              90,018
  Accumulated other comprehensive income/(loss):
    Net unrealized (loss)/gain on securities available for sale, net of tax.............     (6,054)               4,459
  Treasury stock; 7,343,783 and 7,187,784 shares, at cost, at December 31, 2005
    and 2004, respectively..............................................................     (68,490)            (64,591)

      Total shareholders' equity........................................................     228,661             225,832

      Total liabilities and shareholders' equity........................................  $2,912,759           2,863,834


See accompanying notes to consolidated financial statements.

                                    [LOGO]
                             TRUSTCO Bank Corp NY


Consolidated Statements of Changes in Shareholders' Equity


(dollars in thousands, except per share data)                     Three Years Ended December 31, 2005

                                                                           Accumulated
                                                                                 Other     Compre-
                                           Capital             Undivided Comprehensive     hensive   Treasury
                                             Stock    Surplus    Profits Income (Loss)      Income      Stock      Total

Beginning balance, January 1, 2003         $79,108     92,009     69,553        27,277                (33,103)   234,844
Comprehensive income
  Net income -- 2003......................      --         --     53,031            --      53,031         --     53,031

  Other comprehensive loss, net of tax:
   Unrealized net holding loss
    arising during the year,
    net of tax (pre-tax loss $1,059)......      --         --         --            --        (608)        --         --
   Reclassification adjustment
    for net gain realized
    in net income during the year
    (pre-tax gain $9,807).................      --         --         --            --      (5,627)        --         --

  Other comprehensive loss................      --         --         --        (6,235)     (6,235)        --     (6,235)

Comprehensive income......................                                                  46,796

Cash dividend declared, $.600 per share...      --         --    (44,533)           --                     --    (44,533)
Stock options exercised
  and related tax benefits................   1,603     10,481         --            --                     --     12,084
Treasury stock purchased
  (2,525,000 shares)......................      --         --         --            --                (30,034)   (30,034)
Sale of treasury stock (690,181 shares)...      --      1,121         --            --                  6,484      7,605

Ending balance, December 31, 2003.........  80,711    103,611     78,051        21,042                (56,653)   226,762
Comprehensive income
  Net income -- 2004......................      --         --     56,540            --      56,540         --     56,540

  Other comprehensive loss, net of tax:
   Unrealized net holding loss
    arising during the year,
    net of tax (pre-tax loss of $13,868)..      --         --         --            --      (8,335)        --         --
   Reclassification adjustment
    for net gain realized
    in net income during the year
    (pre-tax gain $13,712)................      --         --         --            --      (8,248)        --         --

  Other comprehensive loss................      --         --         --       (16,583)    (16,583)        --    (16,583)

Comprehensive income......................                                                  39,957

Cash dividend declared, $.600 per share...      --         --    (44,573)           --                     --    (44,573)
Stock options exercised
  and related tax benefits................   1,017      8,264         --            --                     --      9,281
Treasury stock purchased
  (1,021,397 shares)......................      --         --         --            --                (13,482)   (13,482)
Sale of treasury stock (598,732 shares)...      --      2,343         --            --                  5,544      7,887

Ending balance, December 31, 2004.........  81,728    114,218     90,018         4,459                (64,591)   225,832
Comprehensive income
  Net income -- 2005......................      --         --     58,989            --      58,989         --     58,989

  Other comprehensive loss, net of tax:
   Unrealized net holding loss
    arising during the year,
    net of tax (pre-tax loss $11,487).....      --         --         --            --      (6,905)        --         --
   Reclassification adjustment
    for net gain realized
    in net income during the year
    (pre-tax gain $5,999).................      --         --         --            --      (3,608)        --         --

  Other comprehensive loss................      --         --         --       (10,513)    (10,513)        --    (10,513)

Comprehensive income......................                                                  48,476

Cash dividend declared, $.610 per share...      --         --    (45,692)           --                     --    (45,692)
Stock options exercised and
  related tax benefits....................     392      3,426         --            --                     --      3,818
Non-cash stock based compensation
  expense net of tax......................      --         77         --            --                     --         77
Treasury stock purchased
  (1,172,366 shares)......................      --         --         --            --                (14,846)   (14,846)
Sale of treasury stock
  (1,016,367 shares)......................      --         49         --            --                 10,947     10,996

Ending balance, December 31, 2005......... $82,120    117,770    103,315        (6,054)               (68,490)   228,661


See accompanying notes to consolidated financial statements.

                                    [LOGO]
                             TRUSTCO Bank Corp NY


                                        Consolidated Statements of Cash Flows


(dollars in thousands)                                                                      Years Ended December 31,

                                                                                     2005              2004            2003

Increase/(decrease) in cash and cash equivalents
Cash flows from operating activities:
Net income...................................................................   $  58,989            56,540          53,031

Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization...........................................       2,690             1,898           2,492
     Net gain on sales of real estate owned..................................        (690)             (893)           (522)
     Net (gain)/loss on sales of bank premises and equipment.................        (665)               55            (263)
     (Credit)/provision for loan losses......................................      (6,260)              450           1,200
     Deferred tax expense/(benefit)..........................................       2,874             3,106          (2,645)
     Net gain on securities transactions.....................................      (5,999)          (13,712)         (9,807)
     Decrease/(increase) in taxes receivable.................................       2,760            (2,424)          3,356
     (Increase)/decrease in interest receivable..............................      (3,761)            2,864          (2,837)
     Increase/(decrease) in interest payable.................................         659                75            (507)
     (Increase)/decrease in other assets.....................................      (5,289)            5,011          (1,761)
     Decrease in accrued expenses............................................        (665)           (8,037)         (3,636)

        Total adjustments....................................................     (14,346)          (11,607)        (14,930)

        Net cash provided by operating activities............................      44,643            44,933          38,101

Cash flows from investing activities:
  Proceeds from sales and calls of securities available for sale.............     275,855         1,155,807       1,064,580
  Proceeds from maturities of securities available for sale..................       1,781               881           3,573
  Purchases of securities available for sale.................................    (477,210)         (889,618)     (1,592,974)
  Net (increase)/decrease in loans ..........................................    (228,457)          (77,604)        255,016
  Proceeds from sales of real estate owned ..................................         723               893             608
  Proceeds from sales of bank premises and equipment.........................       2,576                23             271
  Purchases of bank premises and equipment...................................      (3,855)           (4,287)         (2,953)

  Net cash (used in) provided by investing activities........................    (428,587)          186,095        (271,879)

Cash flows from financing activities:
  Net increase in deposits...................................................      35,385           107,292         145,542
  Net increase (decrease) in short-term borrowings...........................       9,956           (12,629)        (50,623)
  Repayment of long-term debt................................................         (27)             (125)           (188)
  Proceeds from exercise of stock options and related tax benefits...........       3,818             9,281          12,084
  Proceeds from sales of treasury stock......................................      10,996             7,887           7,605
  Payments to acquire treasury stock.........................................     (14,846)          (13,482)        (30,034)
  Dividends paid.............................................................     (44,905)          (44,504)        (45,008)

  Net cash provided by financing activities..................................         377            53,720          39,378

Net (decrease)/increase in cash and cash equivalents.........................    (383,567)          284,748        (194,400)
Cash and cash equivalents at beginning of year...............................     696,430           411,682         606,082

Cash and cash equivalents at end of year.....................................   $ 312,863           696,430         411,682

SUPPLEMENTAL INFORMATION:
Interest paid................................................................   $  44,998            38,681          41,246
Income taxes paid............................................................      27,388            24,038          18,865
Transfer of loans to real estate owned.......................................          56                --              --
Increase/(decrease) in dividends payable.....................................         787                69            (475)
Change in unrealized gain on securities available for sale -- gross..........     (17,486)          (27,579)         10,865
Change in deferred tax effect on unrealized gain on securities
  available for sale.........................................................       6,973            10,996          (4,630)
Non-cash stock-based compensation expense, net of tax........................          77                --              --


See accompanying notes to consolidated financial statements.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements


(1) Basis of Presentation

   The accounting and financial reporting policies of TrustCo Bank Corp NY (Company or TrustCo), ORE Subsidiary Corp., Trustco Charitable Foundation, Inc., Trustco Bank (referred to as Trustco Bank or Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, and its subsidiary Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with accounting principles generally accepted in the United States of America. A description of the more significant policies follows.

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

   Gains and losses on the sale of securities available for sale are based on the amortized cost of the specific security sold at trade date.


Loans

   Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as adjustments to interest income over the applicable loan term.

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

   Impaired loans have been defined as commercial and commercial real estate loans in nonaccrual status and restructured loans. Income recognition for impaired loans is consistent with income recognition for nonaccruing loans.


Allowance for Loan Losses

   The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income, or decreased by credits added to income, and reduced/increased by net charge offs/recoveries.

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


Dividend Restrictions

   Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2006 Trustco Bank could pay cash dividends to the Company of $52.5 million plus 2006 year-to-date net profits.


Benefit Plans

   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation.

   The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by which retirees pay all of their premiums. At age 65, the Company provides access to a Medicare Supplemental program for retirees.


Stock Option Plans

   The Company has stock option plans for officers and directors and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (Statement 148).

   The Company's stock option plans are accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) and as such, no compensation expense is ordinarily recorded for these plans.

   In the fourth quarter of 2005 the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock option to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, will be eliminated in anticipation of the adoption of Statement 123R which the Company will adopt as of January 1, 2006.

   Options to purchase 882,100 shares of the Company's common stock, which would otherwise have vested from time to time over the next four years, became immediately vested and exercisable as a result of this action. The number of shares and exercise prices of the options subject to the acceleration remained unchanged. Also, all of the other terms of the options remain the same. The Company recorded $127 thousand of expense related to this acceleration based upon an analysis performed in accordance with APB Opinion 25.

   The accelerated options included 749,500 options held by executive officers and 132,600 options held by other employees. Based upon the Company's closing stock price of $12.76 per share on the date of accelerated vesting certain of the options were below and others above the closing market price as follows:

Grant             Accelerated               Exercise
Date              Vesting Shares            Price

2005              411,200                   $12.15
2004              394,500                   $13.55
2002               76,400                   $11.83
                  -------
                  882,100

   The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in its income statement in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment) in January 2006.

   Had compensation expense for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:

(dollars in thousands,
except per share data)                  2005      2004      2003

  Net income:
      As reported................    $58,989    56,540    53,031

  Deduct: total stock-based
  compensation expense,
  net of related tax effects.....     (2,035)     (868)     (926)

      Pro forma net income.......    $56,954    55,672    52,105

  Earnings per share:
      Basic -- as reported.......    $  .787      .761      .713
      Basic -- pro forma.........       .760      .750      .701
      Diluted -- as reported.....       .782      .753      .704
      Diluted -- pro forma.......       .755      .742      .692

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


   The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:

                                 Employees'     Directors'
                                       Plan           Plan

2005.............................    $1.675          1.480
2004.............................     2.090          1.870

   Stock options were not issued in 2003 for officers or directors.

   The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

                                 Employees'     Directors'
                                       Plan           Plan

Expected dividend yield:
     2005........................      4.95%          4.95
     2004........................      4.32           4.32

Risk-free interest rate:
     2005........................      3.91           3.76
     2004........................      3.89           3.71

Expected volatility rate:
     2005........................     21.25          19.76
     2004........................     21.42          20.38

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


Segment Reporting

   The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with new Company operations in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information".


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


Intangible Assets

   Intangible assets consist of goodwill arising from the acquisition of Landmark Financial Corporation in a purchase business combination during 2000. Due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002, goodwill is no longer being amortized. The Company considers this intangible asset to be unimpaired at December 31, 2005 and 2004. Goodwill at December 31, 2005 and 2004 was $553 thousand.


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


(2) Balances at Other Banks

   The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $20.5 million and $19.6 million at December 31, 2005 and 2004, respectively.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


(3) Securities Available for Sale

   The amortized cost and market value of the securities available for sale are as follows:



(dollars in thousands)                                         December 31, 2005

                                                               Gross             Gross
                                         Amortized        Unrealized        Unrealized        Market
                                              Cost             Gains            Losses         Value

U.S. Treasuries
  and agencies.....................     $      499                --                 1           498
Government
  sponsored
  enterprises......................        756,525                --            13,260       743,265
States and political
  subdivisions.....................        115,010             4,143               203       118,950
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations......................        202,007               593             1,637       200,963
Other..............................            685                --                 4           681

Total debt
  securities.......................      1,074,726             4,736            15,105     1,064,357
Equity securities..................         19,418               301                --        19,719

Total securities
  available for
  sale.............................     $1,094,144             5,037            15,105     1,084,076




(dollars in thousands)                                         December 31, 2004

                                                               Gross             Gross
                                         Amortized        Unrealized        Unrealized        Market
                                              Cost             Gains            Losses         Value

U.S. Treasuries
  and agencies.....................       $    500                --                --           500
Government
  sponsored
  enterprises......................        521,078                98             4,115       517,061
States and political
  subdivisions.....................        147,988             7,033                82       154,939
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations......................        201,579             1,466             1,422       201,623
Other..............................            685                --                --           685

Total debt
  securities.......................        871,830             8,597             5,619       874,808
Equity securities..................         16,741             4,440                --        21,181

Total securities
  available for
  sale.............................       $888,571            13,037             5,619       895,989


   Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2005 and 2004, was $4.7 million and $12.1 million, respectively.

   The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2005, based on the securities' final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)                       Amortized            Market
                                                  Cost             Value

Due in one year or less..................   $   26,490            26,347
Due after one year through five years....      341,367           338,942
Due after five years through ten years...      138,355           136,778
Due after ten years......................      568,514           562,290

                                            $1,074,726         1,064,357

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



(dollars in thousands)                                     December 31, 2005

                                    Less than                  12 months
                                    12 months                   or more                     Total

                                             Gross                      Gross                       Gross
                                Fair       Unreal.          Fair      Unreal.          Fair       Unreal.
                               Value          Loss         Value         Loss         Value          Loss

U.S. Treasuries
  and agencies...........   $    498             1            --           --           498             1
Government
  sponsored
  enterprises............    653,612        10,413        89,653        2,847       743,265        13,260
States and political
  subdivisions...........     18,024           156         2,808           47        20,832           203
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations............     40,623           537       107,329        1,100       147,952         1,637
Other....................        596             4            --           --           596             4

Total....................   $713,353        11,111       199,790        3,994       913,143        15,105


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)




(dollars in thousands)                                     December 31, 2004

                                    Less than                  12 months
                                    12 months                   or more                     Total

                                             Gross                      Gross                       Gross
                                Fair       Unreal.          Fair      Unreal.          Fair       Unreal.
                               Value          Loss         Value         Loss         Value          Loss

Government
  sponsored
  enterprises............   $381,738         3,248        82,133          867       463,871         4,115
States and political
  subdivisions...........      3,046            63           908           19         3,954            82
Mortgage-backed
  securities and
  collateralized
  mortgage
  obligations............    125,090         1,419         1,433            3       126,523         1,422

Total....................   $509,874         4,730        84,474          889       594,348         5,619


   U.S. Treasuries and agencies,Government sponsored enterprises, and States and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability to hold these investments until a market price recovery or possibly to maturity and the Company has no current intent to sell these securities, these investments are not considered other-than-temporarily impaired.

   Mortgage-backed securities and collateralized mortgage obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases. The contractual cash flows of these securities or the underlying loans are guaranteed by various government agencies or government sponsored enterprises. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery or possibly to maturity and the Company has no current intent to sell these securities, these investments are not considered other-than-temporarily impaired.

   The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2005, 2004 and 2003 are as follows:

(dollars in thousands)                                December 31,

                                             2005          2004         2003

Proceeds............................     $275,855     1,155,807    1,064,580
Gross realized gains................        6,297        25,006       22,645
Gross realized losses...............          298        11,294       12,838

   The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes required by law amounted to $104.7 million and $96.3 million at December 31, 2005 and 2004, respectively.

   The Company has the following balances of securities available for sale as of December 31, 2005 that represent greater than 10% of shareholders equity:

                                            Amortized           Market
                                                 Cost            Value

Federal Home Loan Bank..............         $211,158          207,726
Federal National
  Mortgage Association..............          217,850          215,144
Federal Home Loan
  Mortgage Corporation..............          474,167          466,435
Federal Farm Credit Bank............           24,900           24,469


(4) Loans and Allowance for Loan Losses

   A summary of loans by category is as follows:

(dollars in thousands)                              December 31,

                                                 2005             2004

Commercial..........................       $  202,570          193,188
Real estate -- construction.........           22,123           20,148
Real estate mortgage................        1,047,994          822,103
Home equity lines of credit.........          192,291          191,242
Installment loans...................            5,741           13,384

Total loans.........................        1,470,719        1,240,065
Less: Allowance for loan losses.....           45,377           49,384

Net loans...........................       $1,425,342        1,190,681

   At December 31, 2005 and 2004, loans to executive officers, directors, and to associates of such persons aggregated $3.0 million and $2.0 million, respectively. During 2005, approximately $1.2 million of new loans were made and repayments of loans totalled approximately $263 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

   TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in Florida and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in New York State.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


   The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)                           December 31,

                                         2005        2004         2003

Loans in nonaccrual status..........   $1,662         557           --
Loans contractually past due
  3 payments or more and still
    accruing interest...............       35          --           --
Restructured loans..................    1,518       2,610        3,260

Total nonperforming loans...........   $3,215       3,167        3,260

   Interest on nonaccrual and restructured loans of $250 thousand in 2005, $377 thousand in 2004, and $500 thousand in 2003 would have been earned in accordance with the original contractual terms of the loans. Approximately $201 thousand, $329 thousand, and $431 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2005, 2004, and 2003, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

   Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)                 For the years ended December 31,

                                         2005        2004         2003

Balance at beginning of year........  $49,384      48,739       52,558
Provision (credit) for loan losses..   (6,260)        450        1,200
Loans charged off...................   (2,464)     (5,797)      (9,598)
Recoveries on loans
  previously charged off............    4,717       5,992        4,579

Balance at year end.................  $45,377      49,384       48,739

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

   There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2005 and 2004. Retail loans totaling $1.5 million as of December 31, 2005, and $2.6 million as of December 31, 2004, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these retail loans.

   During 2005, 2004, and 2003, the average balance of impaired loans was $1.9 million, $2.9 million, and $3.7 million, respectively, and there was approximately $201 thousand, $314 thousand, and $380 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.


(5) Bank Premises and Equipment

   A summary of premises and equipment at December 31, 2005 and 2004 follows:

(dollars in thousands)                               2005         2004

Land.........................................    $  2,413        2,786
Buildings....................................      23,208       28,038
Furniture, fixtures and equipment............      25,231       23,318
Leasehold improvements.......................       6,467        6,260

                                                   57,319       60,402
Accumulated depreciation and
  amortization...............................     (35,585)     (37,923)

Total........................................    $ 21,734       22,479

   Depreciation and amortization expense approximated $2.7 million, $1.9 million, and $2.5 million for the years 2005, 2004, and 2003, respectively. Occupancy expense of the Bank's premises included rental expense of $2.4 million in 2005, $2.1 million in 2004, and $1.8 million in 2003.


(6) Deposits

   Interest expense on deposits was as follows:

(dollars in thousands)                 For the years ended December 31,

                                         2005        2004         2003

Interest bearing
  checking accounts.................  $ 1,376       1,586        1,678
Savings accounts....................    6,769       7,968        8,795
Time deposits and
  money market accounts.............   35,481      28,223       29,370

Total...............................  $43,626      37,777       39,843

   At December 31, 2005, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year.................................    $538,982
1 to 2 years.................................     172,089
2 to 3 years.................................     183,354
3 to 4 years.................................     109,354
4 to 5 years.................................      79,576
Over 5 years.................................       2,556

                                               $1,085,911

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


(7) Short-Term Borrowings

   Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)                   2005        2004

Amount outstanding at
  December 31,......................  $87,935      77,979
Maximum amount
  outstanding at any
  month end.........................   87,935     115,681
Average amount
  outstanding.......................   83,381     100,855
Weighted average interest rate:
  For the year......................     2.43        0.96
  As of year end....................     3.32        2.00

   The Cash Management Account represents retail deposits with customers for which the Bank has pledged certain assets as collateral.

   Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.


(8) Long-Term Debt

   Long-term debt at December 31, 2005 and 2004, of $87 thousand and $114 thousand consisted of a FHLB term loan with an interest rate of 5.22% maturing in 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loan is collateralized by approximately $500 thousand in deposits at the FHLB.


(9) Income Taxes

   A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

                                      For the years ended December 31,

(dollars in thousands)                   2005        2004         2003

Current tax expense:
  Federal........................... $ 26,161      23,337       25,104
  State.............................    1,810         396          864

Total current tax expense...........   27,971      23,733       25,968
Deferred tax expense (benefit)......    2,874       3,106       (2,645)

Total income tax expense............ $ 30,845      26,839       23,323

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004, are as follows:

                                          December 31,

(dollars in thousands)                   2005          2004
                                   Deductible    Deductible
                                    temporary     temporary
                                  differences   differences

Benefits and deferred
    remuneration....................  $   460         1,632
Deferred loan fees, net.............       15            79
Difference in reporting the
    allowance for loan losses, net..   21,676        22,565
Other income or expense
    not yet reported for
    tax purposes....................    5,254         6,633
Depreciable assets..................    2,253         1,502
Other items.........................      555           676

Net deferred tax asset
    at end of year..................   30,213        33,087
Net deferred tax asset at
    beginning of year...............   33,087        36,193

Deferred tax expense................  $ 2,874         3,106

   Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $30.2 million and $33.1 million at December 31, 2005 and 2004, respectively, will be realized.

   In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $4.0 million and a deferred tax liability of $3.0 million at December 31, 2005 and 2004, relating to the net unrealized losses/gains on securities available for sale, respectively.

   The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

                                             For the years ended
                                                 December 31,

                                         2005        2004         2003

Statutory federal income tax rate...     35.0%       35.0         35.0
Increase/(decrease) in taxes
  resulting from:
   Tax exempt income................     (2.3)       (3.5)        (4.6)
   State income tax, net of
    federal tax benefit.............      1.7         0.8          0.8
   Other items......................     (0.1)       (0.1)        (0.6)

Effective income tax rate...........     34.3%       32.2         30.6

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


(10) Benefit Plans

(a) Retirement Plan

   The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2005 and 2004.


Change in Projected Benefit Obligation:

(dollars in thousands)                   2005        2004

Projected benefit obligation
  at beginning of year..............  $27,581      24,555
Service cost........................      804         784
Interest cost.......................    1,519       1,499
Benefits paid.......................   (1,567)     (1,411)
Net actuarial loss..................      205       2,154

Projected benefit obligation
  at end of year....................  $28,542      27,581


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                   2005        2004

Fair value of plan assets at
  beginning of year.................  $29,242      28,474
Actual gain on plan assets..........    1,323       2,179
Benefits paid.......................   (1,567)     (1,411)

Fair value of plan assets
  at end of year....................   28,998      29,242

Funded status.......................      457       1,661
Unrecognized net actuarial loss.....      746          14
Unrecognized prior service cost.....    1,595       1,702

Net amount recognized...............   $2,798       3,377

   The accumulated benefit obligation for the plan was $25.8 million and $24.4 million at December 31, 2005 and 2004, respectively.


Components of Net Periodic Pension Expense:

                                           For the years ended
                                              December 31,

(dollars in thousands)                   2005        2004         2003

Service cost........................  $   804         784          695
Interest cost.......................    1,519       1,499        1,409
Expected return on plan assets......   (1,850)     (1,669)     (1,665)
Amortization of unrecognized
  prior service cost................      106          90           25

Net periodic pension expense........  $   579         704          464


Estimated Future Benefit Payments

   The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)

Year                              Pension Benefits

2006................................   $1,537
2007................................    1,500
2008................................    1,480
2009................................    1,462
2010................................    1,467
2011 -- 2015........................    7,806

   The assumptions used to determine benefit obligations at December 31 are as follows:

                                                     2005         2004

Discount rate................................        5.50%        5.75
Rate of increase in future compensation......        4.00         5.00

   The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

                                         2005        2004         2003

Discount rate.......................     5.75%       6.00         6.50
Rate of increase in future
  compensation......................     4.50        5.00         5.00
Expected long-term rate of return
  on assets.........................     6.50        6.00         6.50

   The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $581 thousand, $662 thousand, and $1.2 million, in 2005, 2004, and 2003, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


   Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the Consolidated Statements of Condition. As of December 31, 2005 and 2004, the trusts had assets totaling $5.7 million and $5.0 million, respectively. (b) Postretirement Benefits

   The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees. Assets of the plan are invested primarily in individual stocks, index funds, and tax exempt bonds.

   In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums has been eliminated. The Company continues to provide postretirement medical benefits for a limited number of retired executives in accordance with their employment contracts.

   The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2005 and 2004.


Change in Accumulated Benefit Obligation:

(dollars in thousands)                               2005         2004

Accumulated benefit obligation
  at beginning of year.......................      $  891          790
Service cost.................................          35           12
Retiree contributions........................         176          230
Interest cost................................          65           31
Benefits paid................................        (221)        (324)
Net actuarial loss...........................         326          152

Accumulated benefit obligation
  at end of year.............................      $1,272          891


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                               2005         2004

Fair value of plan assets at
  beginning of year..........................     $11,726       10,986
Actual gain on plan assets...................         491          834
Retiree contributions........................         176          230
Benefits paid................................        (221)        (324)

Fair value of plan assets at end of year.....      12,172       11,726

Funded status................................      10,901       10,835
Unrecognized net actuarial gain..............      (2,680)      (3,014)
Unrecognized prior service credit............      (6,780)      (7,182)

Net amount recognized........................     $ 1,441          639


Components of Net Periodic Benefit:

                                             For the years ended
                                                 December 31,

(dollars in thousands)                   2005        2004         2003

Service cost........................    $  35          12            4
Interest cost.......................       65          31           46
Expected return on plan assets......     (405)       (428)        (377)
Amortization of net
  actuarial gain....................      (75)       (107)         (43)
Amortization of prior
  service credit....................     (403)       (403)        (403)

Net periodic benefit................    $(783)       (895)        (773)


Expected Future Benefit Payments

   The following benefit payments are expected to be paid:

(dollars in thousands)

Year                              Postretirement Benefits

2006................................     $ 43
2007................................       45
2008................................       47
2009................................       48
2010................................       50
2011 -- 2015........................      271

   The discount rate assumption used to determine benefit obligations at December 31 is as follows:

                                                     2005         2004

Discount rate................................        5.50%        5.75

   The assumptions used to determine net periodic pension benefit for the years ended December 31 are as follows:

                                         2005        2004         2003

Discount rate.......................     5.75%       6.00         6.50
Expected long-term rate of return
  on assets, net of tax.............     3.45        3.90         3.90

   For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2006 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2005, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2005.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


(c) Major Categories of Pension and Postretirement Benefit Plan Assets:

   The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

                                Pension Benefit   Postretirement Benefit
                                  Plan Assets          Plan Assets

                                 2005      2004       2005        2004

Debt Securities.............    33.00%    33.20      30.72       36.61
Equity Securities...........    64.37     64.52      64.01       61.81
Other.......................     2.63      2.28       5.27        1.58

Total.......................   100.00%   100.00     100.00      100.00

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

   The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2006.


(d) Incentive and Bonus Plans

   The Company provides a profit-sharing plan for substantially all employees. The expense of this plan, which is based on management discretion as defined in the plan, and is subject to board approval, amounted to $1.3 million in 2005 and 2004 and $1.1 million in 2003.

   The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.0 million in 2005 and $2.1 million in 2004 and 2003.

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

   Under each of these plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2005, 2004 and 2003, and changes during the years then ended, are as follows:



                                                   Outstanding Options            Exercisable Options

                                                              Weighted                       Weighted
                                                               Average                        Average
                                                                Option                         Option
                                                  Shares         Price          Shares          Price

Balance, January 1, 2003..................     6,645,820        $ 8.11       5,724,986         $ 7.69
New options awarded -- 2003...............            --            --              --             --
Cancelled options -- 2003.................       (60,396)        11.07         (60,396)         11.07
Exercised options -- 2003.................    (1,645,222)         5.42      (1,645,222)          5.42
Options became exercisable................            --            --         382,752          10.49

Balance, December 31, 2003................     4,940,202          8.97       4,402,120           8.74
New options awarded -- 2004...............       677,500         13.55         145,100          13.55
Cancelled options -- 2004.................       (28,987)        10.38         (28,987)         10.38
Exercised options -- 2004.................    (1,143,605)         7.63      (1,143,605)          7.63
Options became exercisable................            --            --         333,394          10.63

Balance, December 31, 2004................     4,445,110         10.00       3,708,022           9.42
New options awarded -- 2005...............       526,000         12.15         114,800          12.15
Cancelled options -- 2005.................       (12,000)        13.55         (12,000)         13.55
Exercised options -- 2005.................      (781,061)         6.87        (781,061)          6.87
Options became exercisable................            --            --       1,148,288          12.65

Balance, December 31, 2005................     4,178,049        $10.85       4,178,049         $10.85


                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


   The following table summarizes information about total stock options outstanding and exercisable at December 31, 2005:

                                           Weighted
                                            Average     Weighted
Range of                     Options      Remaining      Average
Exercise                 Outstanding    Contractual     Exercise
Price                and Exercisable           Life        Price

Less than
     $7.50..........          97,232      1.7 years       $ 5.75
Between $7.51
    and $10.00......       2,136,317      4.7 years         9.58
Greater than
     $10.00.........       1,944,500      8.5 years        12.51

Total...............       4,178,049      6.4 years       $10.85

   As described in Note 1, the Company accelerated all unvested options in December 2005, accordingly there are no unvested options as of December 31, 2005. The decision to accelerate the vesting of these options was made primarily to reduce the non-cash compensation expense that would have been recorded in the Company's consolidated income statement in future periods under the adoption of SFAS 123R.


(11) Commitments and Contingent Liabilities

(a) Leases

   The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)

2006.........................................     $ 2,534
2007.........................................       2,732
2008.........................................       2,741
2009.........................................       2,743
2010.........................................       2,739
2011 and after...............................      31,879

                                                  $45,368


(b) Litigation

   Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.


(c) Outsourced Services

   During the fourth quarter 2001, the Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.1 million in 2005, $4.3 million in 2004 and $5.6 million in 2003. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.


(12) Earnings Per Share

   A reconciliation of the component parts of earnings per share for 2005, 2004 and 2003 follows:

(dollars in thousands,                               Weighted
except per share data)                         Average Shares     Per share
                                     Income       Outstanding       Amounts

For the year ended
  December 31, 2005:
Basic EPS:
  Income available to
  common shareholders............   $58,989            74,928         $.787
Effect of Dilutive Securities:
  Stock Options..................        --               469         (.005)

Diluted EPS......................   $58,989            75,397         $.782

For the year ended
  December 31, 2004:
Basic EPS:
  Income available to
  common shareholders............   $56,540            74,278         $.761
Effect of Dilutive Securities:
  Stock Options..................        --               803         (.008)

Diluted EPS......................   $56,540            75,081         $.753

For the year ended
  December 31, 2003:
Basic EPS:
  Income available to
  common shareholders............   $53,031            74,337         $.713
Effect of Dilutive Securities:
  Stock Options..................        --               969         (.009)

Diluted EPS......................   $53,031            75,306         $.704

   As of December 31, 2005, the number of antidulitive stock options excluded from diluted earnings per share was approximately 665 thousand. The number of antidilutive stock options excluded from diluted earnings per share for 2004 and 2003 was not significant.


(13) Off-Balance Sheet Financial Instruments

   Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2005 and 2004, was $306.7 million and $313.3 million, respectively. Approximately 75% of these commitments were for variable rate products at the end of 2005.

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)

   The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $2.8 million and $3.6 million at December 31, 2005 and 2004, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2005 and 2004 was insignificant.

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

                                                         As of
(dollars in thousands)                             December 31, 2005

                                                 Carrying         Fair
                                                    Value        Value

Financial assets:
  Cash and cash equivalents.........           $  312,863      312,863
  Securities available for sale.....            1,084,076    1,084,076
  Loans.............................            1,425,342    1,462,679
  Accrued interest receivable.......               18,432       18,432

Financial liabilities:
  Demand deposits...................              251,012      251,012
  Interest bearing deposits.........            2,311,475    2,311,475
  Short-term borrowings.............               87,935       87,935
  Long-term debt....................                   87           87
  Accrued interest payable..........                2,204        2,204


                                                         As of
(dollars in thousands)                             December 31, 2004

                                                 Carrying         Fair
                                                    Value        Value

Financial assets:
  Cash and cash equivalents.........           $  696,430      696,430
  Securities available for sale.....              895,989      895,989
  Loans.............................            1,190,681    1,254,986
  Accrued interest receivable.......               14,671       14,671

Financial liabilities:
  Demand deposits...................              237,423      237,423
  Interest bearing deposits ........            2,289,679    2,289,679
  Short-term borrowings.............               77,979       77,979
  Long-term debt....................                  114          114
  Accrued interest payable..........                1,545        1,545

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

                                    [LOGO]
                             TRUSTCO Bank Corp NY

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


Financial Instruments with Off-Balance Sheet Risk

   The Company is a party to financial instruments with off-balance sheet risk. Such financial instruments consist of commitments to extend financing and standby letters of credit. If the commitments are exercised by the prospective borrowers, these financial instruments will become interest earning assets of the Company. If the commitments expire, the Company retains any fees paid by the prospective borrower. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the present creditworthiness of the borrower. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees, which are considered to be immaterial.

   The Company does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives.


(15) Regulatory Capital Requirements

   Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2005 and 2004, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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

   Management believes that as of December 31, 2005 and 2004, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

   Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2005 and 2004, for Trustco Bank:

(dollars in thousands)                As of December 31, 2005

                                       Amount            Ratio

Leverage capital:................    $222,327             7.82%
Tier 1 risk-based capital:.......     222,327            15.81
Total risk-based capital:........     240,244            17.09


(dollars in thousands)                As of December 31, 2004

                                       Amount            Ratio

Leverage capital:................    $203,177             7.24%
Tier 1 risk-based capital:.......     203,177            15.79
Total risk-based capital:........     219,668            17.08


   The following is a summary of actual capital amounts and ratios as of December 31, 2005 and 2004 for TrustCo on a consolidated basis:

(dollars in thousands)                As of December 31, 2005

                                       Amount            Ratio

Leverage capital:................    $234,162             8.04%
Tier 1 risk-based capital:.......     234,162            16.58
Total risk-based capital:........     252,160            17.85


(dollars in thousands)                As of December 31, 2004

                                       Amount            Ratio

Leverage capital:................    $220,819             7.74%
Tier 1 risk-based capital:.......     220,819            17.09
Total risk-based capital:........     237,378            18.37

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                       Notes to Consolidated Financial Statements (continued)


(16) Parent Company Only

   The following statements pertain to TrustCo Bank Corp NY (Parent Company):


Statements of Income

(dollars in thousands)                      Years Ended December 31,

Income:                                  2005        2004         2003
 Dividends and interest
   from subsidiaries................  $37,733      19,403       31,096
 Net gain on sales of securities....    4,068      21,157       12,952
 Income from other investments......      131         424        1,110

     Total income...................   41,932      40,984       45,158

Expense:
 Operating supplies.................       67          61           75
 Professional services..............      276         203           63
 Miscellaneous expense..............      277          85           95

      Total expense.................      620         349          233

Income before income
  taxes and subsidiaries'
  undistributed earnings............   41,312      40,635       44,925
Income tax expense..................    1,485       8,303        5,267

Income before subsidiaries'
  undistributed earnings............   39,827      32,332       39,658
Equity in undistributed
 earnings of subsidiaries...........   19,162      24,208       13,373

Net income..........................  $58,989      56,540       53,031


Statements of Condition

(dollars in thousands)                                 December 31,

                                                     2005         2004
Assets:
 Cash in subsidiary bank.....................    $ 12,603       20,530
 Investments in subsidiaries.................     216,647      205,522
 Securities available for sale...............       6,841        9,106
 Other assets................................           3          824

     Total assets............................    $236,094      235,982

Liabilities and shareholders' equity:
 Accrued expenses
   and other liabilities.....................       7,433       10,150

     Total liabilities.......................       7,433       10,150

Shareholders' equity.........................     228,661      225,832

     Total liabilities and
       shareholders' equity..................    $236,094      235,982


Statements of Cash Flows

(dollars in thousands)                          Years Ended December 31,

                                             2005         2004         2003

Increase/(decrease) in cash and
  cash equivalents:

Cash flows from operating activities:
Net income..............................  $58,989       56,540       53,031

Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Equity in undistributed
      earnings of subsidiaries..........  (19,162)     (24,208)     (13,373)
   Net gain on sales of securities......   (4,068)     (21,157)     (12,952)
    Net change in other assets and
           accrued expenses.............     (943)       4,764          972

     Total adjustments..................  (24,173)     (40,601)     (25,353)

Net cash provided by operating
   activities...........................   34,816       15,939       27,678

Cash flows from investing activities:
 Proceeds from sales of securities
   available for sale...................   14,360       57,997       49,831
 Purchases of securities available
   for sale.............................  (12,166)     (29,951)     (23,475)

     Net cash provided by
       investing activities.............    2,194       28,046       26,356

Cash flows from financing activities:
 Proceeds from exercise of stock
  options and related tax benefits......    3,818        9,281       12,084
 Dividends paid.........................  (44,905)     (44,504)     (45,008)
 Payments to acquire treasury stock.....  (14,846)     (13,482)     (30,034)
 Proceeds from sales of treasury
  stock.................................   10,996        7,887        7,605

     Net cash used in financing
       activities.......................  (44,937)     (40,818)     (55,353)

Net increase/(decrease) in cash and
     cash equivalents...................   (7,927)       3,167       (1,319)
Cash and cash equivalents at
  beginning of year.....................   20,530       17,363       18,682

Cash and cash equivalents at
  end of year...........................  $12,603       20,530       17,363


Supplemental Information
Increase (decrease) in
  dividends payable.....................  $   787           69         (475)
 Change in unrealized gain on
   securities available for sale --
   gross................................    4,139       19,328          638
 Change in deferred tax effect on
   unrealized gain on securities
   available for sale...................   (1,651)      (7,707)        (261)

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Branch Locations


NEW YORK

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: (518) 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: (518) 355-1900

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: (518) 885-1561

Bedford Hills Office
180 Harris Rd.
Bedford Hills, NY
Telephone: (914) 666-6230

Brandywine Office
State St. at Brandywine Ave.
Schenectady, NY
Telephone: (518) 346-4295

Briarcliff Manor Office
64 Route 100
Briarcliff Manor, NY
Telephone: (914) 762-7133

Central Ave. Office
163 Central Ave.
Albany, NY
Telephone: (518) 426-7291

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: (518) 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: (518) 371-8451

Cobleskill Office
RR #3, Rt. 7
Cobleskill, NY
Telephone: (518) 254-0290

Colonie Office
1892 Central Ave.
Colonie Plaza, Colonie, NY
Telephone: (518) 456-0041

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: (518) 439-9941

East Greenbush Office
501 Columbia Turnpike
Rensselaer, NY
Telephone: (518) 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8/Crescent Rd. Office
CVS Plaza
Clifton Park, NY
Telephone: (518) 383-0039

Fishkill Office
1542 Route 52
Fishkill, NY
Telephone: (518) 896-8260

Freemans Bridge Rd. Office
Trustco Center
Glenville, NY
Telephone: (518) 344-7510

Glens Falls Office
3 Warren Street
Glens Falls, NY
Telephone: (518) 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: (518) 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: (518) 355-4890

Halfmoon Office
Country Dollar Plaza
Halfmoon, NY
Telephone: (518) 371-0593

Highland Office
3580 Route 9W
Highland, NY
Telephone: (845) 691-7023

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: (518) 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: (518) 828-9434

Hudson Falls Office
3376 Burgoyne Ave.
Hudson Falls, NY
Telephone: (518) 747-0886

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: (518) 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: (518) 462-6668

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: (518) 489-4711

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Malta Mall Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: (518) 899-1558

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Mont Pleasant Office
Crane St. at Main Ave.
Schenectady, NY
Telephone: (518) 346-1267

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
588 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Road Office
647 Maple Ave. (Route 9)
Wilton, NY
Telephone: (518) 583-2634

Pomona Office
1581 Route 202
Pomona, NY
Telephone: (518) 354-0176

Poughkeepsie Office
2656 South Rd.
(Route 9)
Poughkeepsie, NY
Telephone: (518) 485-6419

Queensbury Office
118 Quaker Rd.
Suite 9, Queensbury, NY
Telephone: (518) 798-7226

Rotterdam Office
Curry Road Shopping Ctr.
Rotterdam, NY
Telephone: (518) 355-8330

Rotterdam Square Office
93 W. Campbell Rd.
Rotterdam, NY
Telephone: (518) 377-2393

Route 2 Office -- Latham
201 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-4744

Saratoga Office
34 Congress St.
Saratoga Springs, NY
Telephone: (518) 587-3500

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: (518) 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: (518) 377-8517

Shoppers' World Office
Old Rte. 146 and Plank Rd.
Clifton Park, NY
Telephone: (518) 383-6850

Slingerlands Office
1569 New Scotland Avenue
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
Glengate Shopping Plaza
133 Saratoga Road, Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668

State Farm Rd. Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: (518) 436-9043

State St. Schenectady Office
320 State St.
Schenectady, NY
Telephone: (518) 377-3311

Stuyvesant Plaza Office
Western Ave. at Fuller Rd.
Albany, NY
Telephone: (518) 489-2616

Tanners Main Office
345 Main St.
Catskill, NY
Telephone: (518) 943-2500

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                                                             Branch Locations

Tanners West Side Office
238 West Bridge St.
Catskill, NY
Telephone: (518) 943-5090

Troy Office
5th Ave. and State St.
Troy, NY
Telephone: (518) 274-5420

Union Street East Office
1700 Union St.
Schenectady, NY
Telephone: (518) 382-7511

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: (518) 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: (518) 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: (518) 286-2674


FLORIDA

Colonial Drive Office
4450 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford Road Office
Shoppes at Andover, Suite 116
3020 Lamberton Boulevard
Orlando, FL
Telephone: (407) 277-9663

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

East Colonial Office
12901 East Colonial Drive
Orlando, FL
Telephone: (407) 275-3075

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Longwood Office
1400 West State Rd.
Longwood, FL
Telephone (407) 339-3396

Maitland Office
9400 US Rt. 17/92, Suite 1008
Maitland, FL
Telephone: (407) 332-6071

Osprey Office
1300 South Tamiami Trail
Osprey, FL
Telephone: (941) 918-9380

Oviedo Office
1875 West County Road 419
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

Rinehart Road Office
1185 Rinehart Road
Sanford, FL
Telephone: (407) 268-3720

Sarasota Office
2704 Bee Ridge Road
Sarasota, FL
Telephone: (941) 929-9451

South Clermont Office
16908 High Grove Blvd.
Clermont, FL
Telephone: (352) 243-9511

Tuskawilla Road Office
1295 Tuskawilla Road
Winter Springs, FL
Telephone: (407) 695-5558

Villaggio Office
851 SR 434
Winter Springs, FL
Telephone: (407) 327-6064


NEW JERSEY

Ramsey Office
385 N. Franklin Turnpike
Ramsey, NJ
Telephone: (201) 934-1429


VERMONT

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

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

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

SECRETARY
Robert M. Leonard

ASSISTANT SECRETARIES
Cheri J. Parvis
Thomas M. Poitras

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank


BOARD OF DIRECTORS

Joseph Lucarelli
President
Traditional Builders

Thomas O. Maggs
President
Maggs & Associates

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

Robert J. McCormick
President and Chief Executive Officer
Trustco Bank

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

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT
AND CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo

BRANCH ADMINISTRATION
Administrative Vice President
Eric W. Schreck

Vice Presidents
Deborah K. Appel
Paul D. Matthews

Officers
John R. George
Colleen A. Meliski
Michael V. Pitnell
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Patrick M. Canavan

Officers
Bradley T. Delarm
James M. Poole
Paul R. Steenburgh

MARKETING/PC GROUP/
FACILITIES
Administrative Vice President
Robert M. Leonard

Vice President
George W. Wickswat

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

Officer
Robert O. Breton, Esq.

OPERATIONS
Administrative Vice President
Kevin M. Curley

Vice President
Christopher L. Cox

PERSONNEL/QUALITY
CONTROL
Vice President
Cheri J. Parvis

TRUST DEPARTMENT
Vice President
Patrick J. LaPorta, Esq.

Officers
Craig C. Chenevert
Stephanie A. Duma
Richard W. Provost

                                    [LOGO]
                             TRUSTCO Bank Corp NY

                                                          General Information


ANNUAL MEETING

Monday, May 15, 2006
10:00 AM
Mallozzi's Restaurant
1930 Curry Road
Schenectady, NY 12303


CORPORATE HEADQUARTERS

5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311


DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Trustco Bank acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact the TrustCo Shareholder Services Department at (518) 381-3601.


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


SUBSIDIARIES:

Trustco Bank                               ORE Subsidiary Corp.
Glenville, New York                        Glenville, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company         Trustco Charitable Foundation, Inc.
Bennington, Vermont)                       Glenville, New York


TRANSFER AGENT

Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380


Trustco Bank(R) is a registered service mark with the U.S. Patent & Trademark Office.


                                      51