Form 10-K, Exhibit 13
period 2006-12-31
TRUSTCO BANK CORP N Y
filed 2007-02-28
CIK 357301

Exhibit 13

                            TRUSTCO Bank Corp NY
                                Annual Report

                                    2006

                                   [LOGO]
                            TRUSTCO Bank Corp NY

TrustCo Bank Corp NY is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State and its principal subsidiary, Trustco Bank, operates 92 community banking offices and 90 Automatic Teller Machines throughout the Bank's market area. The Company serves five states and 21 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands,
  except per share data)                     Years ended December 31,

                                                                     Percent
                                          2006           2005         Change

Income:
  Net interest income
    (Taxable Equivalent)         $     101,370        107,948          (6.09)%
  Net income                            45,325         58,989         (23.16)

Per Share:
  Basic earnings                          .605           .787         (23.13)
  Diluted earnings                        .603           .782         (22.89)
  Tangible book value                     3.19           3.05           4.59

Average Balances:
  Assets                             2,973,952      2,844,974           4.53
  Loans, net                         1,611,355      1,336,899          20.53
  Deposits                           2,628,338      2,505,967           4.88
  Shareholders' equity                 230,259        226,571           1.63

Financial Ratios:
  Return on average assets                1.52%          2.07         (26.57)
  Return on average equity (1)           18.71          26.07         (28.23)
  Consolidated tier 1 capital to:
    Total average assets
      (leverage)                          7.67           8.04          (4.60)
    Risk-adjusted assets                 14.88          16.58         (10.25)
  Total capital to
    risk-adjusted assets                 16.14          17.85          (9.58)
  Net loans charged off
    (recovered) to average loans          (.09)          (.17)         47.06
  Allowance for loan losses
    to nonperforming loans                 5.0x          14.1x        (64.54)
  Efficiency ratio                       42.03%         38.29          (9.77)
  Dividend payout ratio                 105.70          77.46          36.46


Per share information of common stock

                                                  Tangible      Range of Stock
                    Basic    Diluted       Cash       Book           Price
                 Earnings   Earnings   Dividend      Value      High        Low

2005
  First quarter    $ .199       .197       .150       2.99     13.87      11.20
  Second quarter     .200       .199       .150       3.12     13.25      10.73
  Third quarter      .210       .208       .150       3.07     13.66      12.15
  Fourth quarter     .179       .178       .160       3.05     13.47      11.40

2006
  First quarter      .165       .164       .160       2.96     13.00      11.88
  Second quarter     .166       .165       .160       2.86     12.30      10.50
  Third quarter      .149       .149       .160       3.03     11.25      10.40
  Fourth quarter     .125       .125       .160       3.19     11.48      10.59

(1) Excludes the effect of accumulated other comprehensive income.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

                               [GRAPHIC - MAP]

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Table of Contents


Financial Highlights ..................................................... 1

President's Message .......................................................4

Management's Discussion and Analysis
  of Financial Condition and Results of Operations ....................... 6

Average Balances, Yields and Net Interest Margins ....................... 13

Glossary of Terms ....................................................... 26

Management's Report on Internal Control Over Financial Reporting ........ 27

Reports of Independent Registered Public Accounting Firm ........... 28 - 29

Consolidated Financial Statements and Notes ............................. 30

Branch Locations ................................................... 48 - 49

Officers and Board of Directors ......................................... 50

General Information ..................................................... 51


TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

President's Message


Dear Shareholder:

    We are pleased to report 2006 was a year of challenges and growth for our Bank. We posted increases in deposits, loans and new branch offices. As expected net income was down last year primarily due to the yield curve and the resulting pressure of our margins.

    We continued our branch office expansion during 2006, opening a total of 12 new offices. In Florida, we currently have 18 offices with additional branches pending. Our downstate New York region also has shown impressive growth over the past several years. We currently have thirteen branch offices with additional branches pending. In 2006 we opened an office in Pittsfield, MA, and have plans to open a few additional in the Berkshires. This is our first office in Massachusetts, which represents an extension of our existing territory and not a major move eastward (much like Bennington, VT and Ramsey, NJ).

    The expansion of our branch network has resulted in the continued growth of our loan and deposit base. As of December 31, 2006, loans grew by an impressive $291.8 million or 19.84% compared to December 31, 2005. This is the second straight year loans have shown double digit increases. Deposits also saw strong growth, up $236.9 million or 9.24% compared to year-end 2005.

    TrustCo has proudly received national recognition throughout the years; however, the recognition we received in 2006 was especially rewarding. SNL Financial, a leading financial service firm, listed the top 100 Savings Banks in the Country based on various performance measures. Trustco was ranked number one. It is gratifying that Trustco continues to be recognized as one of the best performing banks in the United States.

    TrustCo's efficiency ratio of 42.03% continues to stand at industry leading levels. This ratio is the best indicator of expense controls at a banking company. Our continued low level is especially impressive since it has been maintained while the Company has undergone such significant growth in our branch network. Cost control has always been a hallmark of TrustCo's success.

    While we have seen excellent growth in our loan portfolio, we continue to be mindful of loan quality. As of year-end 2006, TrustCo had just $7.1 million in nonperforming loans, which is a mere 0.4% of our loan portfolio. As of year-end 2006, our loan loss reserve was $35.6 million or 5x nonperforming loans.

    TrustCo's most important ratio, return on average equity (ROE), was 18.71% for 2006, despite a difficult banking environment. We are committed to insuring that our ROE compares favorably with any peer group, and I am confident that our current 18.71% ratio ranks well compared to our banking peers.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

President's Message (continued)


    Our Trust Department, which currently manages over $900 million in assets, continues to move forward. With their "personal hands-on approach" to money, estate and trust management and their new Gallery Accounts, which cater to individual investors and IRA's, 2007 should be a great year for the Trust area.

    Also during 2006 we adopted new required accounting standards that had the affect of increasing our capital by 16.8 million. These standards address the issues that many companies face with respect to their employee benefit plans and recording prior period immaterial items. At TrustCo our employee benefit plans are fully funded and these new standards actually resulted in an increase to our capital. Also, we had an increase to our capital as a result of recording these prior period items.

    Shareholders have inquired about our plans relating to dividends. We understand the importance of dividends to our shareholders. The dividend level is reviewed on an annual basis, it continues to be our belief that excess capital should be returned to our shareholders. We are mindful of our mission statement to give our owners an above average return on your investment. We also believe that it is prudent to retain enough capital to support our growth and to remain well capitalized.

    We are very enthusiastic about TrustCo's future. Our superior products, efficient delivery system, and continued expansion of our branch network give us a great platform for future growth and success. On behalf of the Board of Directors and employees of our Bank, I would like to thank our shareholders for your continued support of our Company.


Sincerely,

/s/ Robert J. McCormick

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis of Financial Condition and Results of Operations


    The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company", "TrustCo" or the "Bank"), during 2006 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2006 should be read in conjunction with this review. Certain amounts in years prior to 2006 have been reclassified to conform with the 2006 presentation.


Overview

    TrustCo recorded net income of $45.3 million or $0.603 of diluted earnings per share for the year ended December 31, 2006, compared to $59.0 million or $0.782 of diluted earnings per share for the year ended December 31, 2005. This represents a decrease of 23.2% in net income between 2005 and 2006.

   During 2006, the following had a significant effect on net income:

o a decrease of $6.6 million in taxable equivalent net interest income compared to 2005, because an increase in the average balance of interest earning assets of $133.0 million was offset by an increase in interest bearing liabilities and a decrease of 40 basis points ("bp") in the net interest margin,

o a reduction in the credit provision for loan losses from $6.3 million in 2005 to a $3.6 million credit in 2006,

o the recognition of net securities gains of $6.0 million in 2005 compared to net securities losses of $596 thousand recorded in 2006,

o a reduction in total noninterest income (excluding the impact of net securities transactions) of $3.8 million resulting primarily from certain transactions in 2005 related to the sale of the credit card portfolio, the sale of the Canajoharie Branch and the sale of the former operations center which did not recur, and

o an increase of $2.8 million in total noninterest expense from $46.2 million in 2005 to $49.1 million in 2006.

    TrustCo has performed well with respect to a number of key performance ratios during 2006 and 2005, including:

o    return on average equity of 18.71% for 2006 and 26.07% for 2005,

o    return on average assets of 1.52% for 2006 and 2.07% for 2005, and

o    an efficiency ratio of 42.03% for 2006 and 38.29% for 2005.

    During 2006, TrustCo's results were negatively affected by the continued impact of the inverted yield curve and its impact on deposit and loan pricing. An inverted yield curve exists when market interest rates are higher for short term funds than for longer term funds. As an example, at year end 2006 the overnight rate paid between banks of the highest


MIX OF AVERAGE EARNING ASSETS


(dollars in thousands)                                                           2006       2005             Components of
                                                                                  vs.        vs.         Total Earning Assets
                                           2006         2005         2004        2005       2004       2006      2005    2004

Loans, net                           $1,611,355    1,336,899    1,176,856     274,456    160,043       55.6%     48.3    43.1
Securities available for sale:
  U.S. Treasuries and agencies              926        1,059          634        (133)       425         --        --      --
  Government sponsored
    enterprises                  .      783,485      667,967      713,969     115,518    (46,002)      27.0      24.2    26.2
  States and political subdivisions     127,173      127,704      168,723        (531)   (41,019)       4.4       4.6     6.2
  Mortgage-backed securities and
    collateralized mortgage obligations 184,721      210,720      149,298     (25,999)    61,422        6.4       7.6     5.5
  Other                          .       12,326       16,734       25,221      (4,408)    (8,487)       0.4       0.6     0.9

  Total securities available
    for sale                          1,108,631    1,024,184    1,057,845      84,447    (33,661)      38.2      37.0    38.8

Federal funds sold and other
    short-term investments              180,267      406,131      494,579    (225,864)   (88,448)       6.2      14.7    18.1

Total earning assets                 $2,900,253    2,767,214    2,729,280     133,039     37,934      100.0%    100.0   100.0


The average balances of securities available for sale are presented using amortized cost for these securities.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


quality rating (the federal fund rate) was 5.25% while the 10 year United States Treasury rate was 4.70%. This has a negative impact on banks because most of the deposit products offered to customers are priced based upon the short term rates (primarily the federal funds rate or a comparable short term rate) whereas the loan products are priced utilizing the longer term treasury (or other long term high quality investments). This can be seen in both the net interest income decrease as well as the affect on net interest margin.

    During 2006 Trustco also opened 12 new branches. These branches were primarily located in Florida and downstate New York.

    Also at year end 2006 TrustCo adopted new accounting requirements as stipulated in SEC Staff Accounting Bulletin No. 108. SAB No. 108 changes the method of quantifying prior year misstatements. In accordance with the transition provisions of SAB No. 108, the Company recorded a cumulative effect adjustment to its January 1, 2006 undivided profits, net of tax, which had the impact of increasing capital by $9.6 million and decreasing return on average equity by approximately 1% for 2006. See section "Recently Adopted Accounting Changes" for more information.

    In addition, the Company adopted new accounting standards with respect to pension and post retirement benefit plans. As a result of this change TrustCo recorded an increase in capital of $7.3 million. See the section "Recently Adopted Accounting Changes" for more details.

    TrustCo's operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

    TrustCo continues to open new branch locations. During 2006 a net increase of eleven new branches were added to the franchise. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2007, this strategy will lead to the opening of seven to ten new branches. Management believes that expanding into central Florida and the downstate region of New York has been a success. The new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations,


LOAN PORTFOLIO


(dollars in thousands)                                                As of December 31,

                                               2006                          2005                           2004

                                        Amount      Percent           Amount      Percent           Amount      Percent

Commercial                          $  247,622         14.0%      $  202,570         13.8%      $  193,188         15.6%
Real estate - construction              25,534          1.4           22,123          1.5           20,148          1.6
Real estate - mortgage               1,240,312         70.4        1,047,994         71.2          822,103         66.3
Home equity lines of credit            242,555         13.8          192,291         13.1          191,242         15.4
Installment loans                        6,491          0.4            5,741          0.4           13,384          1.1

Total loans                          1,762,514        100.0%       1,470,719        100.0%       1,240,065        100.0%
Less: Allowance for loan losses         35,616                        45,377                        49,384

Net loans (1)                       $1,726,898                    $1,425,342                    $1,190,681




                                                                    Average Balances

                                 2006                  2005                  2004                  2003                  2002

                            Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent       Amount  Percent

Commercial             $   221,527     13.8%  $  192,378     14.4%  $  189,179     16.1%  $  199,729     15.7%  $  198,566     13.1%
Real estate -
  construction              21,784      1.4       18,893      1.4       12,430      1.1        6,684      0.5        9,752      0.6
Real estate -
  mortgage               1,144,378     71.0      922,875     69.0      780,777     66.3      899,415     70.5    1,156,779     76.5
Home equity
  lines of credit          218,297     13.5      192,819     14.4      181,948     15.5      155,185     12.2      129,847      8.6
Installment loans            5,369      0.3        9,934      0.8       12,522      1.0       14,010      1.1       17,504      1.2

Total loans              1,611,355    100.0%   1,336,899    100.0%   1,176,856    100.0%   1,275,023    100.0%   1,512,448    100.0%

Less: Allowance for
  loan losses               35,538                47,653                49,299                51,311                56,525

Net loans (1)          $ 1,575,817            $1,289,246            $1,127,557            $1,223,712            $1,455,923


(1) Presented net of deferred direct loan origination fees and costs.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


Taxable Equivalent
Net Interest Income (dollars in millions)
2004     $105.0
2005     $107.9
2006     $101.4

management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.

    Overall, 2006 was marked by growth in each of the key drivers of performance. Deposits ended 2006 at $2.80 billion, an increase from the prior year of $236.9 million or 9.2%, and the loan portfolio grew to a total of $1.76 billion, an increase of $291.8 million over the 2005 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as overall. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers.


Asset/Liability Management

    In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 97.5% and 97.3% of average total assets for 2006 and 2005, respectively.

    TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called "hot money"; rather the Company focuses on core relationships with both depositors and borrowers.

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

    Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the "federal funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. The federal funds rate increased by 100 basis points during 2006 from 4.25% at the beginning of the year to 5.25% by year end. For 2005 the federal funds rate began the year at 2.25% and ended 2005 at 4.25%, an increase of 200 basis points. Therefore the federal funds rate has increased by a total of 300 basis points between January 1, 2005 and December 31, 2006. Traditionally interest rates on bank deposit accounts are heavily influenced by the federal funds rate. Consequently the cost of deposits during this time period also increased.

    During this same time period the 10 year treasury bond rate did not change consistent with the increased federal funds rate. The 10 year treasury was 4.36% at the beginning of 2006 and ended the year at 4.70%. Likewise in 2005 the 10 year treasury began the year at 4.22% and ended 2005 at 4.36%. Therefore for the period from January 1, 2005 to December 31, 2006 the 10 year treasury increased by 48 basis points as compared to the 300 basis points increase in the federal funds rate. The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities and federal funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES


(dollars in thousands)                                      December 31, 2006

                                                After 1 Year
                               In 1 Year          But Within               After
                                 or Less             5 Years             5 Years               Total

Commercial                       $71,336              85,841              90,445             247,622
Real estate construction          25,534                  --                  --              25,534

Total                             96,870              85,841              90,445             273,156

Predetermined rates               29,789              85,841              90,445             206,075
Floating rates                    67,081                  --                  --              67,081

Total                            $96,870              85,841              90,445             273,156



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


Earning Assets

    Average earning assets during 2006 were $2.90 billion, which was an increase of $133.0 million from the prior year. This increase was primarily the result of growth in the average balance of loans by $274.5 million, an $84.5 million increase in securities available for sale and a decrease of $225.9 million of federal funds sold and other short term investments between 2005 and 2006. The increase in the loan portfolio is primarily the result of the $224.4 million increase in real estate loans. This increase in real estate loans is a result of aggressive marketing of this product throughout the TrustCo branch network, an effective marketing campaign and competitive rates and closing costs.

    Total average assets were $2.97 billion for 2006 and $2.84 billion for 2005.

    The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.


Loans

    Average loans increased $274.5 million during 2006. Interest income on the loan portfolio also increased to $104.4 million in 2006 from $86.6 million in 2005. The average yield remained unchanged at 6.48% in 2006 and 2005.

    Historically, TrustCo has distinguished itself as a principal originator of residential real estate loans. Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $930.7 million in 2005 and $1.15 billion in 2006. Income on real estate loans increased to $71.6 million in 2006 from $58.9 million in 2005. The yield on the portfolio decreased from 6.33% for 2005 to 6.21% in 2006 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2006 were $1.25 billion compared to $1.06 billion at year end 2005, an increase of $192.5 million.

    The majority of TrustCo's real estate loans are secured by properties within the Bank's market area. During 2006, management continued its established practice of retaining all new loan originations in the

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


Bank's portfolio rather than selling them in the secondary market.

    Average commercial loans of $234.7 million in 2006 increased by $31.3 million from $203.4 million in 2005. The average yield on the commercial loan portfolio increased to 7.55% for 2006 from 7.26% in 2005. This resulted in income on commercial loans of $17.7 million in 2006 and $14.8 million in 2005.

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

    TrustCo has a leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and management believes, has developed significant expertise with respect to its risks and rewards. During 2006, the average balance of home equity credit lines was $218.3 million, an increase from $192.8 million in 2005. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 6.59% for 2006 from 6.11% in 2005. This resulted in interest income on home equity credit lines of $14.4 million in 2006, compared to $11.8 million in 2005.

    The average balance of installment loans, net, decreased to $5.4 million in 2006 from $9.9 million in 2005. The yield on installment loans increased to 14.25% in 2006 from 12.26% in 2005, resulting in interest income of $765 thousand.


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

    At December 31, 2005, securities available for sale amounted to $1.08 billion, compared to $1.05 billion at year end 2006. For 2006, the average balance of securities available for sale was $1.11 billion with an average yield of 5.32%, compared to an average balance in 2005 of $1.02 billion with an average yield of 5.36%. The taxable equivalent income earned on the securities portfolio in 2005 was $54.9 million, compared to $59.0 million earned in 2006.

    During 2005, TrustCo recognized approximately $6.0 million of net gains from securities transactions, compared to net losses from securities transactions of $596 thousand in 2006.

    TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

    Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2006 and 2005, the market value of TrustCo's portfolio of securities available for sale carried net unrealized losses of approximately $17.0 million and $10.1 million, respectively.


Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


dates. The table below details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2006. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.

    The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2006, based on the final maturity of the securities. Mortgage-backed securities are stated using estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities' prepayments and the right of certain issuers to call or prepay their obligations without penalty.


Federal funds sold and other short-term investments: During 2006, the average balance of federal funds sold and other short-term investments was $180.3 million, a decrease from $406.1 million in 2005. The average rate earned on these assets was 2.96% in 2005 and 4.94% in 2006. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

    During 2006, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

    The year end balance of federal funds sold and other short term investments was $243.4 million for 2006 compared to $257.2 million for year end 2005. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2007 and will make appropriate adjustments based upon market opportunities and interest rates.


Funding Sources

    TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.


Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.63 billion in 2006, compared to $2.51 billion in 2005, an increase of $122.4 million. Increases were noted primarily in the demand deposits, time deposits and


SECURITIES AVAILABLE FOR SALE


(dollars in thousands)                                                        As of December 31,

                                                             2006                          2005                         2004

                                                   Amortized         Fair       Amortized         Fair       Amortized         Fair
                                                        Cost        Value            Cost        Value            Cost        Value

U.S. Treasuries and agencies                     $       999          999             499          498             500          500
Government sponsored enterprises                     751,539      733,549         756,525      743,265         521,078      517,061
States and political subdivisions                    129,633      132,880         115,010      118,950         147,988      154,939
Mortgage-backed securities and
  collateralized mortgage obligations                170,450      167,896         202,007      200,963         201,579      201,623
Other                                                    680          672             685          681             685          685

  Total debt securities available for sale         1,053,301    1,035,996       1,074,726    1,064,357         871,830      874,808
Equity securities                                     11,933       12,274          19,418       19,719          16,741       21,181

  Total securities available for sale            $ 1,065,234    1,048,270       1,094,144    1,084,076         888,571      895,989




SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:


(dollars in thousands)                            As of December 31, 2006

                                         Based on                         Based on
                                      Final Maturity                     Call Date

                                  Amortized          Fair         Amortized          Fair
                                       Cost         Value              Cost         Value

Within 1 year                   $    66,648        66,445           754,018       736,097
1 to 5 years                        350,083       345,905           234,967       234,105
5 to 10 years                        70,748        69,754            59,827        61,168
After 10 years                      565,822       553,892             4,489         4,626

  Total debt securities
    available for sale          $ 1,053,301     1,035,996         1,053,301     1,035,996


                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


money market account categories. The average balance of interest bearing checking accounts decreased by $30.8 million to $287.4 million in 2006. Savings account balances decreased from $783.4 million in 2005 to $702.8 million in 2006. Time deposits increased on average by $117.2 million, money market accounts increased by an average of $106.9 million and demand deposits increased by $9.7 million during 2006 compared to 2005.

    The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor to the increase in deposits is the overall increase in the rates paid on deposit accounts. As noted previously the largest growth in deposits is in the categories of money market and time deposits which carry the highest cost in terms of interest rates while at the same time the Company experienced a deposit outflow in savings accounts which is a relatively low cost source of deposits. The increasing rates are attracting customers away from other investment opportunities such as stocks or bonds. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.

    The overall cost of interest bearing deposits was 1.92% in 2005 compared to 2.82% in 2006. The increase in the average balance of interest bearing deposits, coupled with a 90 basis point increase in the average cost, resulted in an increase of approximately $23.6 million in interest expense to $67.2 million in 2006.

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


SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:


(dollars in thousands)                                                  As of December 31, 2006

                                                                               Maturing:

                                                               After 1           After 5
                                              Within        But Within        But Within            After
                                              1 Year           5 Years          10 Years         10 Years             Total

U.S. Treasuries and agencies
  Amortized cost                            $    999                --                --               --               999
  Fair value                                     999                --                --               --               999
  Weighted average yield                        4.59%               --                --               --              4.59

Government sponsored enterprises
  Amortized cost                            $ 59,993           164,158            54,900          472,488           751,539
  Fair value                                  59,811           162,468            54,157          457,113           733,549
  Weighted average yield                        4.66%             4.93              5.34             5.42              5.24

States and political subdivisions
  Amortized cost                            $    275            35,484             1,458           92,416           129,633
  Fair value                                     275            35,253             1,473           95,879           132,880
  Weighted average yield                        4.70%             3.42              5.20             4.85              4.46

Mortgage-backed securities and
    collateralized mortgage obligations
  Amortized cost                            $  5,351           149,791            14,390              918           170,450
  Fair value                                   5,330           147,542            14,124              900           167,896
  Weighted average yield                        5.02%             4.70              4.79             6.87              4.73

Other
  Amortized cost                            $     30               650                --               --               680
  Fair value                                      30               642                --               --               672
  Weighted average yield                        3.00%             4.60                --               --              4.84


Total debt securities available for sale
  Amortized cost                            $ 66,648           350,083            70,748          565,822         1,053,301
  Fair value                                  66,445           345,905            69,754          553,892         1,035,996
  Weighted average yield                        4.69%             4.68              5.23             5.33              5.05



Weighted average yields have not been adjusted for any tax-equivalent factor. Government sponsored enterprises maturing after 10 years have final maturities of less than 15 years. States and political subdivisions maturing after 10 years have final maturities of less than 20 years.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS


(dollars in thousands)                              2006                         2005                        2004

                                              Interest                           Interest                         Interest
                                    Average    Income/   Average       Average    Income/   Average       Average  Income/  Average
                                    Balance    Expense      Rate       Balance    Expense      Rate       Balance  Expense     Rate

Assets
  Loans, net                     $1,611,355    104,437      6.48%    1,336,899     86,669      6.48%    1,176,856   75,232     6.39%

  Securities available for sale:
    U.S. Treasuries and agencies        926         42      4.56         1,059         28      2.64           634       11     1.74
    Government sponsored
      enterprises                   783,485     40,816      5.21       667,967     34,478      5.16       713,969   39,785     5.57
    States and political
      subdivisions                  127,173      8,766      6.89       127,704      9,658      7.56       168,723   13,302     7.88
    Mortgage-backed securities
      and collateralized
      mortgage obligations          184,721      8,661      4.69       210,720      9,738      4.62       149,298    7,032     4.71
    Other                            12,326        676      5.48        16,734      1,025      6.12        25,221    1,744     6.92

    Total securities available
      for sale                    1,108,631     58,961      5.32     1,024,184     54,927      5.36     1,057,845   61,874     5.85

  Federal funds sold and other
    short-term investments          180,267      8,912      4.94       406,131     12,009      2.96       494,579    6,675     1.35

    Total interest earning
      assets                      2,900,253    172,310      5.94%    2,767,214    153,605      5.55%    2,729,280  143,781     5.27%

  Allowance for loan losses         (35,538)                           (47,653)                           (49,299)
  Cash and noninterest earning
    assets                          109,237                            125,413                            148,214

    Total assets                 $2,973,952                          2,844,974                          2,828,195


Liabilities and
  shareholders' equity
  Interest bearing deposits:
    Interest bearing
      checking accounts        $    287,406      1,303      0.45%      318,167      1,376      0.43%      328,804    1,586     0.48%
    Savings                         702,790     10,800      1.54       783,410      6,769      0.86       809,438    7,968     0.98
    Time deposits and
      money markets               1,393,081     55,125      3.96     1,169,018     35,481      3.04     1,123,474   28,223     2.51

    Total interest bearing
      deposits                    2,383,277     67,228      2.82     2,270,595     43,626      1.92     2,261,716   37,777     1.67

  Short-term borrowings              95,239      3,708      3.89        83,381      2,026      2.43       100,855      972     0.96
  Long-term debt                         72          4      5.22            99          5      5.22           151        8     5.40

    Total interest bearing
      liabilities                 2,478,588     70,940      2.86%    2,354,075     45,657      1.94%    2,362,722   38,757     1.64%

  Demand deposits                   245,061                            235,372                            212,463
  Other liabilities                  20,044                             28,956                             29,291
  Shareholders' equity              230,259                            226,571                            223,719

    Total liabilities and
      shareholders' equity       $2,973,952                          2,844,974                          2,828,195


Net interest income                            101,370                            107,948                          105,024

Taxable equivalent adjustment                    3,103                              3,431                            4,995

Net interest income                          $  98,267                           $104,517                         $100,029

Net interest spread                                         3.08%                              3.61%                           3.63%

Net interest margin
  (net interest income to total
  interest earning assets)                                  3.50                               3.90                            3.85


Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2006, 2005, and 2004. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $(12.0) million, $0.3 million, and $11.5 million in 2006, 2005, and 2004, respectively, net of unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


MATURITY OF TIME DEPOSITS
OVER $100 THOUSAND

(dollars in thousands)          As of December 31, 2006

Under 3 months                                $  27,776
3 to 6 months                                    59,147
6 to 12 months                                   86,775
Over 12 months                                  126,115

Total                                         $ 299,813


Other funding sources: The Company had $95.2 million of average short-term borrowings outstanding during 2006 compared to $83.4 million in 2005. The average cost of short-term borrowings was 3.89% in 2006 and 2.43% in 2005. This resulted in interest expense of approximately $3.7 million in 2006. The increase in the rate paid on these funds is a result of the increase in the target federal funds rate during 2005 and 2006.


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

    A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 105.7% of net income in 2006, 77.5% of net income in 2005, and 78.8% for 2004. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue.

    TrustCo's Tier 1 capital was 14.88% of risk-adjusted assets at December 31, 2006, and 16.58% of risk-adjusted assets at December 31, 2005. Tier 1 capital to average assets at December 31, 2006 was 7.67%, as compared to 8.40% at year end 2005.

    At December 31, 2006 and 2005, TrustCo and Trustco Bank met their respective regulators' definition of a well capitalized institution.


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


MIX OF AVERAGE SOURCES OF FUNDING


(dollars in thousands)                                                               2006      2005           Components of
                                                                                      vs.       vs.           Total Funding
                                                2006         2005         2004       2005      2004       2006    2005   2004

Demand deposits                         $    245,061      235,372      212,463      9,689    22,909        9.0%    9.1    8.3
Retail deposits:
  Savings                                    702,790      783,410      809,438    (80,620)  (26,028)      25.8    30.3   31.4
  Time deposits under $100 thousand          882,280      813,751      789,211     68,529    24,540       32.4    31.4   30.6
  Interest bearing checking accounts         287,406      318,167      328,802    (30,761)  (10,637)      10.6    12.3   12.8
  Money market deposits                      260,751      153,838      157,418    106,913    (3,580)       9.5     5.9    6.1

  Total retail deposits                    2,133,227    2,069,166    2,084,869     64,061   (15,705)      78.3    79.9   80.9

  Total core deposits                      2,378,288    2,304,538    2,297,334     73,750     7,204       87.3    89.0   89.2

Time deposits over $100 thousand             250,050      201,429      176,845     48,621    24,584        9.2     7.8    6.9
Short-term borrowings                         95,239       83,381      100,855     11,858   (17,474)       3.5     3.2    3.9
Long-term debt                                    72           99          151        (27)      (52)        --      --     --

  Total purchased liabilities                345,361      284,909      277,851     60,452     7,058       12.7    11.0   10.8

  Total sources of funding              $  2,723,649    2,589,447    2,575,185    134,202    14,262      100.0%  100.0  100.0


                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



AVERAGE DEPOSITS BY TYPE OF DEPOSITOR


(dollars in thousands)                                                 Years Ended December 31,

                                                           2006         2005         2004         2003         2002

Individuals, partnerships and corporations           $2,609,596    2,485,922    2,453,843    2,318,424    2,150,986
U.S. Government                                              19           72           70           73           35
States and political subdivisions                         4,585        4,875        5,539        9,802       48,049
Other (certified and official checks, etc.)              14,138       15,098       14,727       12,528       13,370

  Total average deposits by type of depositor        $2,628,338    2,505,967    2,474,179    2,340,827    2,212,440



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

    Nonperforming assets at year end 2006 and 2005 totaled $7.2 million and $3.2 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.40% in 2006 and 0.22% in 2005.

    Included in nonperforming loans at year end 2006 were $5.7 million of loans in nonaccrual status as



VOLUME AND YIELD ANALYSIS


(dollars in thousands)                             2006 vs. 2005                              2005 vs. 2004

                                        Increase       Due to       Due to          Increase      Due to       Due to
                                       (Decrease)      Volume         Rate         (Decrease)     Volume         Rate

Interest income (TE):
  Federal funds sold and other
    short-term investments               $(3,097)      (8,707)       5,610             5,334        (941)       6,275
  Securities available for sale:
    Taxable                                4,926        4,552          374            (3,302)       (153)      (3,149)
    Tax-exempt                              (892)         (40)        (852)           (3,665)     (3,123)        (522)

    Total securities available
      for sale                             4,034        4,512         (478)           (6,947)     (3,276)      (3,671)
    Loans, net                              17,768       17,151          617            11,437       9,596        1,841

    Total interest income                 18,705       12,956        5,749             9,824       5,379        4,445


Interest expense:
  Interest bearing checking accounts         (73)        (141)          68              (210)        (50)        (160)
  Savings                                  4,031         (763)       4,794            (1,199)       (249)        (950)
  Time deposits and money markets         19,644        7,206       12,438             7,258       1,376        5,882
  Short-term borrowings                    1,682          322        1,360             1,054        (134)       1,188
  Long-term debt                              (1)          (1)          --                (3)         (3)          --

    Total interest expense                25,283        6,623       18,660             6,900         940        5,960

    Net interest income (TE)             $(6,578)       6,333      (12,911)            2,924       4,439       (1,515)


Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


compared to $1.7 million at year end 2005. There were $211 thousand of loans past due three payments or more and still accruing interest at year end 2006 and $35 thousand at year end 2005. Restructured loans at year end 2006 were $1.2 million, compared to $1.5 million at year end 2005. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.

    Virtually all of the $7.1 million of nonperforming loans at December 31, 2006 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2006 and 2005 occurred in the residential real estate loan portfolio. During 2006, gross charge-offs of this type of loan was $1.9 million (which represented 88% of total gross charge-offs). In 2005, charge-offs for this type of loan was $1.6 million.

    Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

    Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2006, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

    TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

    At year end 2006 and 2005, there were $1.2 and $1.5 million, respectively, of impaired loans. The average balances of impaired loans were $1.3 million during 2006 and $1.9 million during 2005. The Company recognized approximately $150 thousand of interest income on these loans in 2006 and $201 thousand in 2005.

    At year end 2006 there were $92 thousand of foreclosed real estate as compared to $23 thousand in 2005.


Allowance for Loan Losses

    The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.

    In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off (recovery) data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

o the magnitude, nature and trends of recent loan charge-offs, and recoveries,

o the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank's business territory, and

o the economic environment in the Upstate New York territory (the Company's largest geographical area) over the last several years.

    Management continues to monitor these trends in determining future provisions or credits for loan losses in relation to loan charge offs, recoveries and the level and trends of nonperforming loans.

    The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2006 and 2005 were $2.1 million and $2.5 million, respectively. Recoveries were $3.5 million in 2006 and $4.7 million in 2005. The Company recorded a $3.6 million credit for loan losses in 2006 compared to $6.3 million in 2005. The credit for loan losses recorded in 2006 and 2005 was the result of the significant net recoveries in those years and the lessening impact of prior year net charge off percentages in relation to the allowance methodology, partially offset by growth in the loan portfolio.

    At year end 2006 TrustCo implemented new accounting requirements as stipulated in SEC Staff Accounting Bulletin No. 108 which changed the method of quantifying prior year misstatements. As a result of the adoption of SAB No. 108, the Company reduced the allowance for loan losses by $7.6 million which represented an overaccrual from prior years. The reduction in the allowance was recorded as of the beginning of 2006 and prior periods were not restated. See Recently Adopted Accounting Changes.


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


Quantitative and Qualitative Disclosure about Market Risk

    TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


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

    Interest rate risk management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

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

    Using this internal model, the fair values of capital projections as of December 31, 2006 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2006. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp and 300 bp or to decrease by 100 bp and 200 bp.


                               Estimated Percentage of
                              Fair value of Capital to
As of December 31, 2006         Fair value of Assets

+300 BP                                 9.98%
+200 BP                                11.07
+100 BP                                12.53
Current rates                          14.05
-100 BP                                13.64
-200 BP                                12.24


At December 31, 2006 the book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 7.67%.

    The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 14.05% of the fair value of assets whereas the current book value of capital to assets is 7.67% at December 31, 2006. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

    A secondary method to identify and manage the interest rate risk profile is the static gap analysis.


NONPERFORMING ASSETS


(dollars in thousands)                                As of December 31,

                                      2006        2005        2004        2003       2002

Loans in nonaccrual status        $  5,713       1,662         557          --        615
Loans contractually past due
  3 payments or more and
  still accruing interest              211          35          --          --         --
Restructured loans                   1,189       1,518       2,610       3,260      4,303

Total nonperforming loans            7,113       3,215       3,167       3,260      4,918
Foreclosed real estate                  92          23          --          --         86

Total nonperforming assets        $  7,205       3,238       3,167       3,260      5,004

Allowance for loan losses         $ 35,616      45,377      49,384      48,739     52,558
Allowance coverage of
  nonperforming loans                5.01x       14.11       15.59       14.95      10.69
Nonperforming loans
  as a % of total loans               0.40%       0.22        0.26        0.28       0.35
Nonperforming assets
  as a % of total assets              0.23        0.11        0.11        0.12       0.19


                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


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

    The table "Interest Rate Sensitivity" presents an analysis of the interest-sensitivity gap position at December 31, 2006. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive in the period 0-90 days and in the period over 5 years. The table indicates that TrustCo is liability sensitive in the other time periods. The effect of being asset sensitive is that should interest rates increase the Company would be able to reinvest these assets at higher rates. Conversely, should interest rates fall, the Company would record less interest income due to reinvesting the assets in a lower interest rate environment. Likewise in those time periods that the Company is liability sensitive the impact on interest income would be the opposite of that described above for the asset sensitive time periods.

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

    The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.38 billion in 2006 and $2.30 billion in 2005. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

    In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table
"Mix of Average Sources of Funding." During 2006, the average balance of purchased liabilities was $345.4 million, compared with $284.9 million in 2005.

    TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



SUMMARY OF LOAN LOSS EXPERIENCE


(dollars in thousands)                                       2006           2005          2004           2003          2002

Amount of loans outstanding at end of year
  (less unearned income)                               $1,762,514      1,470,719     1,240,065      1,162,266     1,422,301
Average loans outstanding during year
  (less average unearned income)                        1,611,355      1,336,899     1,176,856      1,275,023     1,512,448

Balance of allowance at beginning of year                  45,377         49,384        48,739         52,558        57,203
Adjustment upon adoption of Staff Accounting
  Bulletin No. 108                                         (7,600)            --            --             --            --
Loans charged off:
  Commercial                                                   19            656           335            432           997
  Real estate                                               1,863          1,561         5,054          8,651         6,648
  Installment                                                 235            247           408            515           705

    Total                                                   2,117          2,464         5,797          9,598         8,350

Recoveries of loans previously charged off:
  Commercial                                                  599            440           446          1,393           803
  Real estate                                               2,767          4,121         5,334          3,003         1,285
  Installment                                                 165            156           212            183           197

    Total                                                   3,531          4,717         5,992          4,579         2,285

Net loans charged off (recovered)                          (1,414)        (2,253)         (195)         5,019         6,065

Provision (credit) for loan losses                         (3,575)        (6,260)          450          1,200         1,420

Balance of allowance at end of year                    $   35,616         45,377        49,384         48,739        52,558

Net charge offs (recoveries) as a percent of
  average loans outstanding during year
  (less average unearned income)                             (.09)%         (.17)         (.02)           .39           .40
Allowance as a percent of loans outstanding
  at end of year                                             2.02           3.09          3.98           4.17          3.70



Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2006 and 2005, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $297.6 million and $306.7 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

    The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.3 million and $2.8 million at December 31, 2006 and 2005, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2006 and 2005 was insignificant.


Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as "derivatives". Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.

    TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.


Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $14.9 million in 2006, $25.3

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



INTEREST RATE SENSITIVITY


(dollars in thousands)                                       At December 31, 2006

                                                                Repricing in:

                                        0-90         91-365             1-5           Over 5           Rate
                                        days           days           years            years    Insensitive          Total

Total assets                        $641,015        257,992         998,767        1,151,328        112,085      3,161,187

Cumulative total assets             $641,015        899,007       1,897,774        3,049,102      3,161,187

Total liabilities
 and shareholders' equity           $317,030        786,189       1,352,738          438,992        266,238      3,161,187

Cumulative total liabilities
 and shareholders' equity           $317,030      1,103,219       2,455,957        2,894,949      3,161,187

Cumulative interest
 sensitivity gap                    $323,985       (204,212)       (558,183)         154,153
Cumulative gap as a
 % of interest earning assets
 for the period                        50.54%        (22.72)         (29.41)           5.06
Cumulative interest sensitive
 assets to liabilities                202.79          81.49           77.27          105.32



million in 2005 and $32.0 million in 2004. Included in the 2006 results are $596 thousand of net securities losses compared with net gains of approximately $6.0 million in 2005 and $13.7 million in 2004. Excluding securities transactions, noninterest income was $15.5 million in 2006, and $19.3 million in 2005 and $18.3 million in 2004.

    The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.5 million in 2006, $6.0 million in 2005, and $5.9 million in 2004. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2006 and 2005 assets under management by the Trust Department were approximately $901.4 million and $886.5 million, respectively.

    Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

    Included in the category of other noninterest income are certain transactions that occurred in 2005 as follows:

o the sale of the former operations center in Schenectady at a net gain of approximately $600 thousand,

o the sale of the credit card portfolio for a net gain of approximately $1.4 million and

o the sale of the Canajoharie Branch for a net gain of approximately $600 thousand.

    Similar items did not recur in 2006.


Noninterest expense: Noninterest expense was $49.1 million in 2006, compared with $46.2 million in 2005 and $48.2 million in 2004. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 42.0% in 2006, 38.3% in 2005 and 38.8% in 2004. Excluded from the efficiency ratio calculation was $22 thousand, $3.2 million, and $248 thousand of non-recurring income primarily consisting of gain on sale of various assets and $56 thousand, $812 thousand and $1.2 million of non-recurring expenses primarily consisting of computer consulting costs for 2006, 2005 and 2004, respectively.

    Salaries and employee benefits are the most significant component of noninterest expense. For 2006, these expenses amounted to $18.4 million, compared with $18.7 million in 2005, and $20.7 million in 2004.

    Net occupancy expense increased $639 thousand between 2005 and 2006 due primarily to new branch openings during 2005 and 2006. Equipment expense, increased $321 thousand for 2006 to $3.0 million as compared to $2.7 million in 2005. The increase in net occupancy expense and equipment expense is the result of new equipment purchased for the branch expansion program.

    Professional services expense increased to $3.9 million in 2006 compared to $3.4 million in 2005 and $3.7 million in 2004. The increase in professional service expense is due primarily to additional expenditures with respect to the TrustCo Chairman's consulting contract, additional fees for accounting and tax advice and fees paid for enhancements to

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


deposit products, including internet banking services.

    Outsourced service expense was $4.2 million in 2006 compared to $4.1 million in 2005. The increase is the result of increased volumes in 2006.

    Advertising expense for 2006 was $2.3 million and $1.4 million for 2005 and 2004. The increase in 2006 was the result of expenses for advertising and promotional programs with respect to new branch openings and increased efforts throughout the various areas TrustCo operates.

    Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.


Income Tax

    In 2006, TrustCo recognized income tax expense of $22.3 million, as compared to $30.8 million in 2005 and $26.8 million in 2004. The tax expense on the Company's income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

    Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $22.8 million and $30.2 million at December 31, 2006 and 2005, respectively, will be realized. In addition to the deferred tax asset described above, the Company has a $6.8 million and $4.0 million at December 31, 2006 and 2005, respectively of a deferred tax asset relative to the net unrealized losses on securities available for sale and a deferred tax liability at December 31, 2006 of $4.8 million as a result of the overfunded portion in the Company's pension and post retirement benefit plans.

    Certain tax strategies utilized by the Company prior to 2007 may be negatively effected by proposed New York State budget proposals. Should these budget proposals be implemented, future tax expense would be expected to increase.


Contractual Obligations

    The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2006:


(dollars in thousands)             Payments Due by Period:

                         Less Than       1-3       3-5     More Than
                            1 Year     Years     Years       5 Years     Total

Federal Home Loan Bank
  borrowings                $   30        29        --            --        59

Operating leases             3,385     6,574     6,373        30,117    46,449

Total                       $3,415     6,603     6,373        30,117    46,508


    In addition, the Company is contractually obligated to pay data processing vendors approximately $4 million to $5 million per year through 2013.

    Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.6 million to $1.7 million through 2016. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $4.7 million as of December 31, 2006. Actual payments under the plan would be made in accordance with the plan provisions.


Impact of Inflation and Changing Prices

    The consolidated financial statements for the years ended 2006, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

    Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

    As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


NONINTEREST INCOME


(dollars in thousands)                     For the year ended December 31,             2006 vs. 2005

                                          2006          2005           2004         Amount      Percent

Trust department income               $  5,463         6,009          5,869           (546)        (9.1)%
Fees for services to customers           8,572         8,171         10,486            401          4.9
Net gain (loss) on securities
  transactions                            (596)        5,999         13,712         (6,595)      (109.9)
Other                                    1,420         5,110          1,898         (3,690)       (72.2)

  Total noninterest income            $ 14,859        25,289         31,965        (10,430)       (41.2)%


                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



NONINTEREST EXPENSE


(dollars in thousands)                    For the year ended December 31,               2006 vs. 2005

                                          2006          2005           2004         Amount        Percent

Salaries and employee benefits         $18,427        18,663         20,697           (236)          (1.3)%
Net occupancy expense                    7,947         7,308          6,601            639            8.7
Equipment expense                        3,042         2,721          2,283            321           11.8
Professional services                    3,925         3,372          3,685            553           16.4
Outsourced services                      4,246         4,093          4,348            153            3.7
Advertising expense                      2,277         1,415          1,367            862           60.9
Other real estate expense
  (income), net                             27          (617)          (739)           644         (104.4)
Other                                    9,171         9,277          9,923           (106)          (1.1)

    Total noninterest expense          $49,062         46,232        48,165          2,830            6.1%



Stock Options

    In the fourth quarter of 2005 the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock options to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, was eliminated which would have been recorded under FAS 123R subsequent to its adoption on January 1, 2006. The stock option accelerations were done in anticipation of the adoption of FASB Statement 123R on January 1, 2006.

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

            882,100


   The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in its income statement in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment) in January 2006. No options were granted in 2006.


Recently Adopted Accounting Changes

(a) Accounting for Defined Benefit Pension and Other Post Retirement Plans

    In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("Statement 158"). For defined benefit and post retirement plans, Statement 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status is effective for fiscal years ending after December 15, 2006. The requirement


Efficiency Ratio

2004     38.8%
2005     38.3%
2006     42.0%

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


to measure assets and obligations as of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the balance sheet at December 31, 2006. Balances previously recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholder's equity.

(b) Prior Year Immaterial Uncorrected Misstatements

    In September 2006, the Staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements." SAB No. 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

    As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders' equity as a cumulative effect adjustment to undivided profits, a component of shareholders' equity.

    The entries to reduce other liabilities were in connection with the following items:

    Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.

    Approximately $1.9 million of unused accrued expenses related to credit risk on long term letters of credit acquired in a 1991 acquisition. These letters of credit generally expired through the mid 1990s.

    Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter with out requiring full payment.

    Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.

    These misstatements were not material to the consolidated financial statements in each of the respective years affected.

    The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company's extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as "life of the loan" approach), and the Company did not consider qualitative factors which impact credit quality. The misstatement of the provision for loan losses was not considered material to the Company's consolidated financial statements in any of the respective years impacted by these misstatements.

    Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items are being adjusted effective as of January 1, 2006.

    In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.


Critical Accounting Policies

    Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies - those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company's 2006 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.


Pending Accounting Pronouncements

    In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however, it is not expected to have a material effect on the Company's financial statements.

    In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments,' which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)


SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION


(dollars in thousands, except per share data)

                                                   2006                                                 2005

                                Q1        Q2         Q3        Q4       Year         Q1         Q2         Q3         Q4       Year

Income statement:
  Interest income          $40,709    41,942     42,842    43,714    169,207     34,885     37,016     38,433     39,840    150,174
  Interest expense          15,198    17,018     18,479    20,245     70,940     10,025     10,308     11,501     13,823     45,657

  Net interest income       25,511    24,924     24,363    23,469     98,267     24,860     26,708     26,932     26,017    104,517
  Provision (credit) for
    loan losses             (1,800)   (1,775)        --        --     (3,575)    (1,500)    (1,580)    (1,680)    (1,500)    (6,260)

  Net interest income
    after provision
    for loan losses         27,311    26,699     24,363    23,469    101,842     26,360     28,288     28,612     27,517    110,777
  Noninterest income         3,305     3,917      3,895     3,742     14,859      7,641      6,283      6,435      4,930     25,289
  Noninterest expense       11,925    11,986     11,699    13,452     49,062     11,233     11,606     10,814     12,579     46,232

  Income before
    income taxes            18,691    18,630     16,559    13,759     67,639     22,768     22,965     24,233     19,868     89,834
  Income tax expense         6,325     6,206      5,380     4,403     22,314      7,861      7,980      8,514      6,490     30,845

  Net income               $12,366    12,424     11,179     9,356     45,325     14,097     14,985     15,719     13,378     58,989

Per share data:

  Basic earnings           $  .165      .166       .149      .125       .605       .199       .200       .210       .179       .787
  Diluted earnings            .164      .165       .149      .125       .603       .197       .199       .208       .178       .782
  Cash dividends declared     .160      .160       .160      .160       .640       .150       .150       .150       .160       .610


SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. This statement will be effective in 2007, however, it is not expected to have a material effect on the Company's financial statements.

    In July 2006, FASB issued Financial Accounting Standards Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.


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

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Management's Discussion and Analysis (continued)



FIVE YEAR SUMMARY OF FINANCIAL DATA


(dollars in thousands, except per share data)             Years Ended December 31,

                                      2006           2005          2004           2003          2002

Statement of income data:
  Interest income              $   169,207        150,174       138,786        137,130       153,735
  Interest expense                  70,940         45,657        38,757         40,739        58,020

  Net interest income               98,267        104,517       100,029         96,391        95,715
  Provision (credit)
    for loan losses                 (3,575)        (6,260)          450          1,200         1,420

  Net interest income
    after provision
    for loan losses                101,842        110,777        99,579         95,191        94,295
  Noninterest income                15,455         19,290        18,253         19,842        19,799
  Net (loss) gain on
    securities transactions           (596)         5,999        13,712          9,807         7,499
  Noninterest expense               49,062         46,232        48,165         48,486        55,326

  Income before income taxes        67,639         89,834        83,379         76,354        66,267
  Income taxes                      22,314         30,845        26,839         23,323        17,023

  Net income                   $    45,325         58,989        56,540         53,031        49,244


Share data:
  Average equivalent diluted
    shares (in thousands)           75,149         75,397        75,081         75,306        74,618
  Tangible book value          $      3.19           3.05          3.02           3.06          3.16
  Cash dividends                      .640           .610          .600           .600          .600
  Basic earnings                      .605           .787          .761           .713          .678
  Diluted earnings                    .603           .782          .753           .704          .660


Financial:
  Return on average assets            1.52%          2.07          2.00           1.96          1.83
  Return on average
    shareholders' equity             18.71          26.07         26.65          26.21         26.08
  Cash dividend payout ratio        105.70          77.46         78.83          83.98         88.60
  Tier 1 capital to average
    assets (leverage ratio)           7.67          8.04           7.74           7.53          7.78
  Tier 1 capital as a % of
    total risk adjusted assets       14.88          16.58         17.09          16.54         15.48
  Total capital as a % of
    total risk adjusted assets       16.14          17.85         18.37          17.82         16.77
  Efficiency ratio                   42.03          38.29         38.78          38.33         36.66
  Net interest margin                 3.50%          3.90          3.85           3.94          4.00


Average balances:
  Total assets                 $ 2,973,952      2,844,974     2,828,195      2,710,175     2,693,505
  Earning assets                 2,900,253      2,767,214     2,729,280      2,606,292     2,579,379
  Loans, net                     1,611,355      1,336,899     1,176,856      1,275,023     1,512,448
  Allowance for loan losses        (35,538)       (47,653)      (49,299)       (51,311)      (56,525)
  Securities available
    for sale                     1,108,631      1,024,184     1,057,845        833,905       568,056
  Deposits                       2,628,338      2,505,967     2,474,179      2,340,827     2,212,440
  Short-term borrowings             95,239         83,381       100,855        107,799       210,363
  Long-term debt                        72             99           151            326           510
  Shareholders' equity             230,259        226,571       223,719        225,045       214,963


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


Comprehensive Income

Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale and the overfunded/underfunded positions in the retirement plans.


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


Return on Average Equity

Net income as a percentage of average equity, excluding the impact of accumulated other comprehensive income.


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


Tier 1 Capital

Total shareholders' equity accumulated other comprehensive income.

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

Management has completed an assessment of TrustCo Bank Corp NY's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the "Internal Control Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on our assessment, we believe that, as of December 31, 2006, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of TrustCo Bank Corp NY's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their attestation report which is included herein.


/s/ Robert J. McCormick

Robert J. McCormick
President and
Chief Executive Officer


/s/ Robert T. Cushing

Robert T. Cushing
Executive Vice President and
Chief Financial Officer


/s/ Scot R. Salvador

Scot R. Salvador
Executive Vice President and
Chief Banking Officer


February 27, 2007

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TrustCo Bank Corp NY (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that TrustCo Bank Corp NY maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP

Albany, New York
February 27, 2007

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" as of December 31, 2006, and Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" as of January 1, 2006.

We also have audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP

Albany, New York
February 27, 2007

                                   [LOGO]
                            TRUSTCO Bank Corp NY


Consolidated Statements of Income

(dollars in thousands,
   except per share data)                          Years Ended December 31,

                                              2006           2005          2004

Interest income:
  Interest and fees on loans             $ 104,400         86,636        75,194
  Interest and dividends on:
    U.S. Treasuries and agencies
      and government sponsored
      enterprises                           40,858         34,506        39,795
    States and political subdivisions        5,762          6,301         8,666
    Mortgage-backed securities and
      collateralized mortgage
      obligations                            8,661          9,738         7,032
    Other                                      614            984         1,424
  Interest on federal funds sold
    and other short-term investments         8,912         12,009         6,675

      Total interest income                169,207        150,174       138,786

Interest expense:
  Interest on deposits                      67,228         43,626        37,777
  Interest on short-term borrowings          3,708          2,026           972
    Interest on long-term debt                   4              5             8

      Total interest expense                70,940         45,657        38,757

      Net interest income                   98,267        104,517       100,029
Provision (credit) for loan losses          (3,575)        (6,260)          450

      Net interest income after
        provision (credit) for
        loan losses                        101,842        110,777        99,579

Noninterest income:
  Trust department income                    5,463          6,009         5,869
  Fees for services to customers             8,572          8,171        10,486
  Net (loss) gain on securities
    transactions                              (596)         5,999        13,712
  Other                                      1,420          5,110         1,898

      Total noninterest income              14,859         25,289        31,965

Noninterest expense:
  Salaries and employee benefits            18,427         18,663        20,697
  Net occupancy expense                      7,947          7,308         6,601
  Equipment expense                          3,042          2,721         2,283
  Professional services                      3,925          3,372         3,685
  Outsourced services                        4,246          4,093         4,348
  Advertising expense                        2,277          1,415         1,367
  Other real estate expense
    (income), net                               27           (617)         (739)
  Other                                      9,171          9,277         9,923

      Total noninterest expense             49,062         46,232        48,165

Income before income taxes                  67,639         89,834        83,379
Income taxes                                22,314         30,845        26,839

Net income                               $  45,325         58,989        56,540


Earnings per share:
  Basic                                  $    .605           .787          .761
  Diluted                                     .603           .782          .753


See accompanying notes to consolidated financial statements.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Consolidated Statements of Condition


(dollars in thousands, except per share data)            As of December 31,

                                                       2006             2005

ASSETS

Cash and due from banks                         $    47,889           55,667
Federal funds sold and other
  short-term investments                            243,449          257,196

      Total cash and cash equivalents               291,338          312,863
Securities available for sale                     1,048,270        1,084,076
Loans, net                                        1,762,514        1,470,719
  Less: Allowance for loan losses                    35,616           45,377

        Net loans                                 1,726,898        1,425,342
Bank premises and equipment                          24,050           21,734
Other assets                                         70,631           68,744

      Total assets                              $ 3,161,187        2,912,759


LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Demand                                        $   259,401          251,012
  Savings                                           662,310          725,336
  Interest bearing checking accounts                290,784          309,668
  Money market deposit accounts                     310,719          190,560
  Certificates of deposit
    (in denominations of $100,000 or more)          299,813          225,611
  Other time accounts                               976,356          860,300

      Total deposits                              2,799,383        2,562,487
Short-term borrowings                                95,507           87,935
Long-term debt                                           59               87
Accrued expenses and other liabilities               26,715           33,589

      Total liabilities                           2,921,664        2,684,098


Shareholders' equity:
  Capital stock; $1 par value.
    150,000,000 shares authorized,
    82,149,776 and 82,119,360 shares
    issued at December 31, 2006 and 2005,
    respectively                                     82,150           82,120
  Surplus                                           119,313          117,770
  Undivided profits                                 110,304          103,315
    Accumulated other comprehensive loss,
      net of tax                                     (2,928)          (6,054)
  Treasury stock;
    7,276,450 and 7,343,783 shares,
    at cost, at December 31, 2006
    and 2005, respectively                          (69,316)         (68,490)

      Total shareholders' equity                    239,523          228,661

      Total liabilities and
        shareholders' equity                    $ 3,161,187        2,912,759


See accompanying notes to consolidated financial statements.

                                   [LOGO]
                            TRUSTCO Bank Corp NY



Consolidated Statements of Changes in Shareholders' Equity


(dollars in thousands, except per share data)                                   Three Years Ended December 31, 2006

                                                                                     Accumulated
                                                                                           Other      Compre-
                                                 Capital               Undivided   Comprehensive      hensive   Treasury
                                                   Stock    Surplus      Profits   Income (Loss)       Income      Stock      Total

Beginning balance, January 1, 2004             $  80,711    103,611       78,051          21,042                 (56,653)   226,762
Comprehensive income:
  Net income -- 2004                                  --         --       56,540              --       56,540         --     56,540

  Other comprehensive loss, net of tax:
    Unrealized net holding loss arising
      during the year, net of tax
      (pre-tax loss $13,868)                          --         --           --              --       (8,335)        --         --
    Reclassification adjustment for
      net gain realized in net income
      during the year
      (pre-tax gain $13,712)                          --         --           --              --       (8,248)        --         --

  Other comprehensive loss                            --         --           --         (15,583)     (16,583)        --    (16,583)

Comprehensive income                                                                                   39,957

Cash dividend declared, $.600 per share               --         --      (44,573)             --                      --    (44,573)
Stock options exercised and related
  tax benefits                                     1,017      8,264           --              --                      --      9,281
Treasury stock purchased (1,021,397 shares)           --         --           --              --                 (13,482)   (13,482)
Sale of treasury stock (598,732 shares)               --      2,343           --              --                   5,544      7,887

Ending balance, December 31, 2004                 81,728    114,218       90,018           4,459                 (64,591)   225,832
Comprehensive income
  Net income -- 2005:                                 --         --       58,989              --       58,989         --     58,989

  Other comprehensive loss, net of tax:
    Unrealized net holding loss arising
      during the year, net of tax
      (pre-tax loss of $11,487)                       --         --           --              --       (6,905)        --         --
    Reclassification adjustment for net
      gain realized in net income during
      the year (pre-tax gain $5,999).                 --         --           --              --       (3,608)        --         --

  Other comprehensive loss                            --         --           --         (10,513)     (10,513)        --    (10,513)

Comprehensive income                                                                                   48,476

Cash dividend declared, $.610 per share               --         --      (45,692)             --                      --    (45,692)
Stock options exercised and related
  tax benefits                                       392      3,426           --              --                      --      3,818
Non-cash stock based compensation expense,
  net of tax                                          --         77           --              --                      --         77
Treasury stock purchased (1,172,366 shares)           --         --           --              --                 (14,846)   (14,846)
Sale of treasury stock (1,016,367 shares)             --         49           --              --                  10,947     10,996

Ending balance, December 31, 2005                 82,120    117,770      103,315          (6,054)                (68,490)   228,661
Adjustment to January 1, 2006 beginning
  balance for adoption of SAB No. 108                 --         --        9,571              --                      --      9,571

January 1, 2006 beginning balance,
  as adjusted                                    82, 120    117,770      112,886          (6,054)                (68,490)   238,232
Comprehensive income:
  Net income -- 2006                                  --         --       45,325              --       45,325         --     45,325


  Other comprehensive loss, net of tax:
    Previously unrecognized overfunded
      position in pension and post retirement
      benefit plans, net of tax
      (pre-tax overfunded of $12,096)                 --         --           --           7,272           --         --      7,272
Unrealized net holding loss arising during
  the year, net of tax (pre-tax loss $7,492)          --         --           --              --       (4,504)        --         --
    Reclassification adjustment for
      net loss realized in net income during
      the year (pre-tax loss $596)                    --         --           --              --          358         --         --


  Other comprehensive loss                            --         --           --          (4,146)      (4,146)        --     (4,146)


Comprehensive income                                                                                   41,179


Cash dividend declared, $.640 per share               --         --      (47,907)             --                      --    (47,907)
Stock options exercised and
  related tax benefits                                30        554           --              --                      --        584
Treasury stock purchased (733,413 shares)             --         --           --              --                  (8,801)    (8,801)
Sale of treasury stock (800,746 shares)               --        989           --              --                   7,975      8,964


Ending balance, December 31, 2006                 82,150    119,313      110,304          (2,928)                (69,316)   239,523


See accompanying notes to consolidated financial statements.

                                   [LOGO]
                            TRUSTCO Bank Corp NY



Consolidated Statements of Cash Flows


(dollars in thousands)                                              Years Ended December 31,

                                                             2006              2005            2004

Increase/(decrease) in cash and cash equivalents
Cash flows from operating activities:
Net income                                                 45,325            58,989          56,540

Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation and amortization                          2,671             2,690           1,898
     Net gain on sales of real estate owned                   (47)             (690)           (893)
     Net loss/(gain) on sales of bank premises
       and equipment                                          131              (665)             55
     (Credit)/provision for loan losses                    (3,575)           (6,260)            450
     Deferred tax expense                                   1,105             2,874           3,106
     Net loss (gain) on securities transactions               596            (5,999)        (13,712)
     Decrease/(increase) in taxes receivable                7,265             2,760          (2,424)
     (Increase)/decrease in interest receivable            (2,159)           (3,761)          2,864
     Increase in interest payable                             825               659              75
     Decrease/(increase) in other assets                   (4,313)           (5,289)          5,011
     Increase/(decrease) in accrued expenses                  561              (665)         (8,037)

        Total adjustments                                   3,060           (14,346)        (11,607)

        Net cash provided by operating activities          48,385            44,643          44,933

Cash flows from investing activities:
  Proceeds from sales and calls of securities
    available for sale                                     97,842           275,855       1,155,807
  Proceeds from maturities of securities available
    for sale                                               25,786             1,781             881
  Purchases of securities available for sale              (95,314)         (477,210)       (889,618)
  Net increase in loans                                  (290,581)         (228,457)        (77,604)
  Proceeds from sales of real estate owned                    178               723             893
  Proceeds from sales of bank premises and equipment           73             2,576              23
  Purchases of bank premises and equipment                 (5,191)           (3,855)         (4,287)

  Net cash (used in) provided by investing activities    (267,207)         (428,587)        186,095

Cash flows from financing activities:
  Net increase in deposits                                236,896            35,385         107,292
  Net increase (decrease) in short-term borrowings          7,572             9,956         (12,629)
  Repayment of long-term debt                                 (28)              (27)           (125)
  Proceeds from exercise of stock options and
    related tax benefits                                      584             3,818           9,281
  Proceeds from sales of treasury stock                     8,964            10,996           7,887
  Payments to acquire treasury stock                       (8,801)          (14,846)        (13,482)
  Dividends paid                                          (47,890)          (44,905)        (44,504)

  Net cash provided by financing activities               197,297               377          53,720

Net (decrease)/increase in cash and cash equivalents      (21,525)         (383,567)        284,748
Cash and cash equivalents at beginning of year            312,863           696,430         411,682

Cash and cash equivalents at end of year                  291,338           312,863         696,430


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest                                                 70,115            44,998          38,681
  Income taxes                                             14,999            27,388          24,038
Non cash transactions:
  Transfer of loans to real estate owned                      200                56              --
  Increase in dividends payable                                17               787              69
  Change in unrealized loss on securities
    available for sale -- gross                            (6,896)          (17,486)        (27,579)
  Change in deferred tax effect on unrealized loss
    on securities available for sale                        2,750             6,973          10,996
  Non-cash stock-based compensation expense,
    net of tax                                                 --                77              --
  Cumulative effect of the adoption of
    FASB Statement No 158 -- Gross                         12,096                --              --
  Deferred tax effect of cumulative effect of the
    adoption of FASB Statement No. 158                     (4,824)               --              --
  Cumulative effect of the adoption of SEC Staff
    Accounting Bulletin No. 108 -- Gross                   15,875                --              --
Deferred tax effect of the adoption of
  Staff Accounting Bulletin No. 108                        (6,304)               --              --


See accompanying notes to consolidated financial statements.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements


(1) Basis of Presentation

    The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, and its subsidiary Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

    The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


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


Bank Premises and Equipment

    Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for premises and leasehold improvements and 3 to 7 years for furniture and equipment.

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


Dividend Restrictions

    Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2007 Trustco Bank could pay cash dividends to the Company of $18.1 million plus 2007 year-to-date net profits.


Benefit Plans

    The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. This plan was frozen as of December 31, 2006.

    The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by which retirees pay all of their premiums. At age 65, the Company provides access to a Medicare Supplemental program for retirees.

    As of December 31, 2006 the Company adopted Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" that required the Company to recognize on the Statement of Condition the funded status of the pension plan and post retirement plan. This resulted in an increase in accumulated other comprehensive income of $7.3 million and an increase in other assets of $12.1 million.


Stock Option Plans

    The Company has stock option plans for officers and directors. Effective January 1, 2006 the Company adopted the provisions of FASB Statement No. 123R ("Statement 123R") using the modified prospective method. Previously the Company had adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure" ("Statement 148").

    The Company's stock option plans were previously accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25") and as such, no compensation expense was ordinarily recorded for these plans.

    In the fourth quarter of 2005, the Board of Director's of the Company approved the accelerated vesting of all outstanding unvested stock option to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, was eliminated which would have been recorded under FAS 123R subsequent to its adoption on January 1, 2006. The stock option accelerations were done in anticipation of FAS 123R on January 1, 2006.

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

                 882,100


    The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in the statement of income in future periods upon the adoption of FASB Statement No. 123R (Share-Based Payment).

    Had compensation expense for 2005 and 2004 for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


(dollars in thousands,
except per share data)                      2005           2004

  Net income:
    As reported                       $   58,989         56,540

  Deduct: total stock-based
    compensation expense,
    net of related tax effects            (2,035)          (868)

    Pro forma net income              $   56,954         55,672


  Earnings per share:
    Basic - as reported               $     .787           .761
    Basic - pro forma                       .760           .750
    Diluted - as reported                   .782           .753
    Diluted - pro forma                     .755           .742


    The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:


                        Employees'     Directors'
                             Plan           Plan

2005                     $  1.675          1.480
2004                        2.090          1.870


    The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

                        Employees'     Directors'
                             Plan           Plan

 Expected dividend yield:
     2005                    4.95%          4.95
     2004                    4.32           4.32

Risk-free interest rate:
     2005                    3.91           3.76
     2004                    3.89           3.71

Expected volatility rate:
     2005                   21.25          19.76
     2004                   21.42          20.38

Expected lives,
  2005 and 2004         7.5 years      6.0 years


Earnings Per Share

    Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.


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


Comprehensive Income

    Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and the overfunded position of the pension and post retirement benefit plans. The Company has reported comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the overfunded position in the Company's pension plan and post retirement benefit plans, net of tax, not previously recorded.


(2) Adoption of New Accounting Pronouncements

(a) Accounting for Defined Benefit Pension and Other Post Retirement Plans

    In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of
FASB Statements No. 87, 88, 106 and 132(R) ("Statement 158"). For defined benefit and post retirement plans, Statement 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be measured as of the end of the employer's fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. Statement

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


No. 158 does not change the amount of net periodic benefit cost included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status is effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the balance sheet at December 31, 2006. Balances previously recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholder's equity.

(b) Prior Year Immaterial Uncorrected Misstatements

    In September 2006, the Staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements." SAB No 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

    As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders' equity as a cumulative effect adjustment to undivided profits, a component of shareholders' equity.

    The entries to reduce other liabilities were in connection with the following items:

    Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.

    Approximately $1.9 million of unused accrued expenses related to credit risk on long term letters of credit acquired in a 1991 acquisition. These letters of credit generally expired through the mid 1990s.

    Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter with out requiring full payment.

    Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.

    These misstatements were not material to the consolidated financial statements in each of the respective years affected.

    The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company's extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as "life of the loan" approach), and the Company did not consider qualitative factors which impact credit quality. The misstatement of the provision for loan losses was not considered material to the Company's consolidated financial statements in any of the respective years impacted by these misstatements.

    Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items are being adjusted effective as of January 1, 2006.

    In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.


(3) Balances at Other Banks

    The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $21.6 million and $20.5 million at December 31, 2006 and 2005, respectively.


(4) Securities Available for Sale

    The amortized cost and market value of the securities available for sale are as follows:


(dollars in thousands)                       December 31, 2006

                                             Gross          Gross
                           Amortized    Unrealized     Unrealized           Fair
                                Cost         Gains         Losses          Value

U.S. Treasuries
  and agencies            $      999            --             --            999
Government sponsored
  enterprises                751,539            --         17,990        733,549
States and political
  subdivisions               129,633         3,524            277        132,880
Mortgage-backed
  securities and
  collateralized
  mortgage obligations       170,450           336          2,890        167,896
Other                            680            --              8            672

Total debt securities      1,053,301         3,860         21,165      1,035,996
Equity securities             11,933           341             --         12,274

Total securities
  available for sale      $1,065,234         4,201         21,165      1,048,270

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


(dollars in thousands)                  December 31, 2005

                                             Gross          Gross
                          Amortized     Unrealized     Unrealized           Fair
                               Cost          Gains         Losses          Value

U.S. Treasuries
  and agencies          $       499             --              1            498
Government sponsored
  enterprises               756,525             --         13,260        743,265
States and political
  subdivisions              115,010          4,143            203        118,950
Mortgage-backed
  securities and
  collateralized
  mortgage obligations      202,007            593          1,637        200,963
Other                           685             --              4            681

Total debt securities     1,074,726          4,736         15,105      1,064,357
Equity securities            19,418            301             --         19,719

Total securities
  available for sale    $ 1,094,144          5,037         15,105      1,084,076


    Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2006 and 2005, was $5.1 million and $4.7 million, respectively.

    The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2006, based on the securities' final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):


(dollars in thousands)                          Amortized           Fair
                                                     Cost          Value

Due in one year or less                           $66,648         66,450
Due after one year through five years             350,083        345,905
Due after five years through ten years             70,748         69,753
Due after ten years                               565,822        553,888

                                              $ 1,053,301      1,035,996

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



(dollars in thousands)                                         December 31, 2006

                                   Less than                     12 months
                                   12 months                      or more                       Total

                                             Gross                         Gross                         Gross
                               Fair        Unreal.           Fair        Unreal.           Fair        Unreal.
                              Value           Loss          Value           Loss          Value           Loss

Government sponsored
  enterprises               $50,878            121        668,675         17,869        719,553          7,990
States and political
  subdivisions               12,444             65         19,379            212         31,823            277
Mortgage-backed
  securities and
  collateralized
  mortgage obligations       16,930            132        126,956          2,758        143,886          2,890
Other                            --             --            592              8            592              8

Total                       $80,252            318        815,602         20,847        895,854         21,165





(dollars in thousands)                                         December 31, 2005

                                   Less than                     12 months
                                   12 months                      or more                       Total

                                             Gross                         Gross                         Gross
                               Fair        Unreal.           Fair        Unreal.           Fair        Unreal.
                              Value           Loss          Value           Loss          Value           Loss
U.S. Treasuries and
  agencies                $     498              1             --             --            498              1
Government sponsored
  enterprises               653,612         10,413         89,653          2,847        743,265         13,260
States and political
  subdivisions               18,024            156          2,808             47         20,832            203
Mortgage-backed
  securities and
  collateralized
  mortgage obligations       40,623            537        107,329          1,100        147,952          1,637
Other                           596              4             --             --            596              4

Total                     $ 713,353         11,111        199,790          3,994        913,143         15,105



    U.S. Treasuries and agencies, Government sponsored enterprises, and States and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity and the Company has no current intent to sell these securities, these investments are not considered other-than-temporarily impaired.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


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

    The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2006, 2005 and 2004 are as follows:


(dollars in thousands)                   December 31,

                                 2006          2005          2004

Proceeds                      $97,842       275,855     1,155,807
Gross realized gains               55         6,297        25,006
Gross realized losses             651           298        11,294


    The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes required by law amounted to $138.5 million and $104.7 million at December 31, 2006 and 2005, respectively.

    The Company has the following balances of securities available for sale as of December 31, 2006 that represent greater than 10% of shareholders equity:


                                          Amortized          Fair
                                               Cost         Value

Federal Home Loan Bank                     $176,160       172,700
Federal National Mortgage Association       137,038       134,166
Federal Home Loan
  Mortgage Corporation                      235,781       228,836


(5) Loans and Allowance for Loan Losses

A summary of loans by category is as follows:

(dollars in thousands)                            December 31,

                                               2006          2005

Commercial                               $  247,622       202,570
Real estate - construction                   25,534        22,123
Real estate mortgage                      1,240,312     1,047,994
Home equity lines of credit                 242,555       192,291
Installment loans                             6,491         5,741

Total loans, net                          1,762,514     1,470,719
Less: Allowance for loan losses              35,616        45,377


Net loans                                $1,726,898     1,425,342


    At December 31, 2006 and 2005, loans to executive officers, directors, and to associates of such persons aggregated $2.4 million and $3.0 million, respectively. During 2006, approximately $115 thousand of new loans were made and repayments of loans totalled approximately $740 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

    TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in Florida and the mid-Hudson Valley region of New York.Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in New York State.

    The following table sets forth information with regard to nonperforming loans:


(dollars in thousands)                                   December 31,

                                               2006          2005           2004

Loans in nonaccrual status                   $5,713         1,662            557
Loans contractually past due 3 payments
  or more and still accruing interest           211            35             --
Restructured loans                            1,189         1,518          2,610

Total nonperforming loans                    $7,113         3,215          3,167


    Interest on nonaccrual and restructured loans of $380 thousand in 2006, $250 thousand in 2005, and $377 thousand in 2004 would have been earned in accordance with the original contractual terms of the loans. Approximately $149 thousand, $201 thousand, and $329 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2006, 2005, and 2004, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

    Transactions in the allowance for loan losses account are summarized as follows:


(dollars in thousands)                        For the years ended December 31,

                                               2006          2005          2004

Balance at beginning of year                $45,377        49,384        48,739
Adjustment upon adoption of Staff
  Accounting Bulletin No. 108                (7,600)           --            --

Adjusted balance at
  beginning of year                          37,777        49,384        48,739
Provision (credit) for loan losses           (3,575)       (6,260)          450
Loans charged off                            (2,117)       (2,464)       (5,797)
Recoveries on loans previously
  charged off                                 3,531         4,717         5,992

Balance at year end                         $35,616        45,377        49,384

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

    There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2006 and 2005. Retail loans totaling $1.2 million as of December 31, 2006, and $1.5 million as of December 31, 2005, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these retail loans.

    During 2006, 2005, and 2004, the average balance of impaired loans was $1.3 million, $1.9 million, and $2.9 million, respectively, and there was approximately $149 thousand, $201 thousand, and $314 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.


(6) Bank Premises and Equipment

    A summary of premises and equipment at December 31, 2006 and 2005 follows:


(dollars in thousands)                         2006          2005

Land                                       $  2,413         2,413
Buildings                                    24,372        23,208
Furniture, fixtures and equipment            27,395        25,231
Leasehold improvements                        7,663         6,467

                                             61,843        57,319
Accumulated depreciation and
  amortization                              (37,793)      (35,585)

Total                                      $ 24,050        21,734


    Depreciation and amortization expense approximated $2.7 million, $2.7 million, and $1.9 million for the years 2006, 2005, and 2004, respectively. Occupancy expense of the Bank's premises included rental expense of $3.1 million in 2006, $2.4 million in 2005, and $2.1 million in 2004.


(7) Deposits

    Interest expense on deposits was as follows:


(dollars in thousands)                       For the years ended December 31,

                                             2006          2005           2004

Interest bearing checking accounts        $ 1,303         1,376          1,586
Savings accounts                           10,800         6,769          7,968
Time deposits and
  money market accounts                    55,125        35,481         28,223

Total                                     $67,228        43,626         37,777


    At December 31, 2006, the maturity of total time deposits is as follows:


(dollars in thousands)

Under 1 year              $  794,084
1 to 2 years                 276,012
2 to 3 years                 110,511
3 to 4 years                  81,444
4 to 5 years                  11,805
Over 5 years                   2,313

                          $1,276,169


(8) Short-Term Borrowings

    Short-term borrowings of the Company were cash management accounts as follows:


(dollars in thousands)                         2006          2005

Amount outstanding at December 31           $95,507        87,935
Maximum amount outstanding at any
  month end                                  95,538        87,935
Average amount outstanding                   95,239        83,381
Weighted average interest rate:
  For the year                                 3.89          2.43
  As of year end                               4.15          3.32


    Cash management accounts represent retail deposits with customers for which the Bank has pledged certain assets as collateral.

    Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.


(9) Long-Term Debt

    Long-term debt at December 31, 2006 and 2005, of $59 thousand and $87 thousand consisted of a FHLB term loan with an interest rate of 5.22% maturing in 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loan is collateralized by approximately $500 thousand in deposits at the FHLB.


(10) Income Taxes

    A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

                              For the years ended December 31,

(dollars in thousands)          2006        2005         2004

Current tax expense:
  Federal                    $20,607      26,161       23,337
  State                          602       1,810          396

Total current tax expense     21,209      27,971       23,733
Deferred tax expense           1,105       2,874        3,106

Total income tax expense     $22,314      30,845       26,839


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005, are as follows:

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


                                                   December 31,

(dollars in thousands)                         2006            2005

                                         Deductible      Deductible
                                          temporary       temporary
                                        differences     differences

Benefits and deferred remuneration          $   (69)            460
Deferred loan fees, net                          18              15
Difference in reporting the
    allowance for loan losses, net           17,400          21,676
Other income or expense not yet
  reported for tax purposes                   2,523           5,254
Depreciable assets                            2,083           2,253
Other items                                     849             555

Net deferred tax asset at end of year        22,804          30,213

Net deferred tax asset at beginning
  of year                                    30,213          33,087
Implementation of new accounting
    standard (Staff Accounting
    Bulletin No. 108)                         6,304              --

Adjusted net deferred tax asset at
    beginning of year                        23,909          33,087

Deferred tax expense                        $ 1,105           2,874


    Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $22.8 million and $30.2 million at December 31, 2006 and 2005, respectively, will be realized.

    In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $6.8 million and $4.0 million at December 31, 2006 and 2005, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax liability at December 31, 2006 of $4.8 million as a result of the previously unrecognized overfunded position in the Company's pension and post retirement benefit plans. This deferred tax liability resulted from the adoption of SFAS No. 158 in 2006, there was no such deferred tax liability as of December 31, 2005.

    The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:


                                          For the years ended December 31,

                                          2006           2005         2004

Statutory federal income tax rate         35.0%          35.0         35.0
Increase/(decrease) in taxes
  resulting from:
    Tax exempt income                     (2.7)          (2.3)        (3.5)
    State income tax, net of
      federal tax benefit                  0.8            1.7          0.8
    Other items                           (0.1)          (0.1)        (0.1)

Effective income tax rate                 33.0%          34.3         32.2


(11) Benefit Plans

(a) Retirement Plan

    The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (c) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. During 2006, the Company determined that the pension plan would be frozen as of December 31, 2006 and that no additional benefit to employees would be accrued. As a result of this action the Company recognized a net curtailment gain of $372 thousand during 2006. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2006 and 2005.


Change in Projected Benefit Obligation:

(dollars in thousands)                         2006          2005

Projected benefit obligation at
  beginning of year                         $28,542        27,581
Service cost                                    732           804
Interest cost                                 1,478         1,519
Benefits paid                                (1,733)       (1,567)
Net actuarial (gain) loss                       (54)          205
Total effect from curtailment                (2,794)           --
Projected benefit obligation
  at end of year                            $26,171        28,542


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                         2006          2005

Fair value of plan assets at
  beginning of year                         $28,998        29,242
Actual gain on plan assets                    3,509         1,323
Benefits paid                                (1,733)       (1,567)

Fair value of plan assets
  at end of year                             30,774        28,998


Funded status                                 4,603           457
Unrecognized net actuarial (gain) loss       (1,852)          746
Unrecognized prior service cost                  --         1,595

Net amount                                    2,751         2,798
Adjustment to overfunded position of
  plan assets for adoption of
  SFAS No. 158                                1,852            --

Overfunded position                         $ 4,603         2,798

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


    The accumulated benefit obligation for the plan was $26.2 million and $25.8 million at December 31, 2006 and 2005, respectively.


Components of Net Periodic Pension Expense:


                                           For the years ended December 31,

(dollars in thousands)                    2006           2005           2004

Service cost                           $   732            804            784
Interest cost                            1,478          1,519          1,499
Expected return on plan assets          (1,856)        (1,850)        (1,669)
Amortization of unrecognized
  prior service cost                        65            106             90
Curtailment gain, net                     (372)            --             --

Net periodic pension expense           $    47            579            704


Estimated Future Benefit Payments

    The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)

Year                 Pension Benefits

2007                           $1,538
2008                            1,519
2009                            1,496
2010                            1,503
2011                            1,519
2012 - 2016                     8,027


The assumptions used to determine benefit obligations at December 31 are as follows:


                                                 2006     2005

Discount rate                                    5.50%    5.50
Rate of increase in future compensation           N.A.    4.00


    The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:


                                                 2006     2005     2004

Discount rate                                    5.50%    5.75     6.00
Rate of increase in future compensation          4.00     4.50     5.00
Expected long-term rate of return on assets      6.50     6.50     6.00


    The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $427 thousand, $581 thousand, and $662 thousand, in 2006, 2005, and 2004, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $4.7 million as of December 31, 2006.

    Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the Consolidated Statements of Condition. As of December 31, 2006 and 2005, the trusts had assets totaling $6.4 million and $5.7 million, respectively.

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

    The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2006 and 2005.


Change in Accumulated Benefit Obligation:

(dollars in thousands)                        2006           2005

Accumulated benefit obligation
  at beginning of year                      $1,272            891
Service cost                                    30             35
Retiree contributions                           28            176
Interest cost                                   53             65
Benefits paid                                 (109)          (221)
Net actuarial (gain) loss                     (243)           326

Accumulated benefit obligation
  at end of year                            $1,031          1,272


Change in Plan Assets and
Reconciliation of Funded Status:

(dollars in thousands)                        2006           2005

Fair value of plan assets at
  beginning of year                        $12,172         11,726
Actual gain on plan assets                   1,435            491
Retiree contributions                           28            176
Benefits paid                                 (109)          (221)

Fair value of plan assets at
  end of year                               13,526         12,172


Funded status                               12,495         10,901
Unrecognized net actuarial gain             (3,867)        (2,680)
Unrecognized prior service credit           (6,376)        (6,780)

Net amount                                   2,252          1,441
Adjustment to overfunded position
  of plan assets for adoption of
  SFAS No. 158                              10,244             --

Overfunded position                        $12,496          1,441

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)

Components of Net Periodic Benefit:

                                          For the years ended December 31,

(dollars in thousands)                     2006         2005         2004

Service cost                              $  30           35           12
Interest cost                                53           65           31
Expected return on plan assets             (402)        (405)        (428)
Amortization of net actuarial gain          (88)         (75)        (107)
Amortization of prior service credit       (403)        (403)        (403)

Net periodic benefit                      $(810)        (783)        (895)


Expected Future Benefit Payments

    The following benefit payments are expected to be paid:

    Year          Postretirement Benefits

    2007                   $ 37
    2008                     38
    2009                     39
    2010                     40
    2011                     41
    2012 - 2016             224


    The discount rate assumption used to determine benefit obligations at December 31 is as follows:


                          2006      2005

Discount rate             5.50%     5.50


    The assumptions used to determine net periodic pension benefit for the years ended December 31 are as follows:


                                   2006      2005      2004

Discount rate                      5.50%     5.75      6.00
Expected long-term rate of
  return on assets, net of tax     3.30      3.45      3.90


    For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2006 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2006, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2006.


(c) Major Categories of Pension and Postretirement Benefit Plan Assets:

    The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

                                                          Postretirement
                           Pension Benefit                    Benefit
                             Plan Assets                    Plan Assets

                          2006         2005              2006        2005

Debt Securities          28.05%       33.00             28.74       30.72
Equity Securities        69.80        64.37             67.37       64.01
Other                     2.15         2.63              3.89        5.27

Total                   100.00%      100.00            100.00      100.00


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

    The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 60% to 70% equity securities and 30% to 40% debt securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

    The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2007.


(d) Incentive and Bonus Plans

    During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contribution was made in 2006 but was replaced with Company contributions to the 401k feature of the plan. Expenses related to the plan aggregated $234.8 thousand for 2006 and $1.3 million in 2005 and 2004.

    The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.5 million, $2.0 million and $2.1 million in 2006, 2005 and 2004, respectively.

    The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit.


(e) Stock Option Plans

    Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock. The Company has approximately 1.2 million options available to be granted as of December 31, 2006.

    Under each of these plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over four years from the date the options are granted for the employees plans and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years then ended, are as follows:


                                Outstanding Options          Exercisable Options

                                           Weighted                     Weighted
                                            Average                      Average
                                             Option                       Option
                                  Shares      Price            Shares      Price

Balance, January 1, 2004       4,940,202     $ 8.97         4,402,120     $ 8.74
New options awarded - 2004       677,500      13.55           145,100      13.55
Cancelled options - 2004         (28,987)     10.38           (28,987)     10.38
Exercised options - 2004      (1,143,605)      7.63        (1,143,605)      7.63
Options became exercisable            --         --           333,394      10.63

Balance, December 31, 2004     4,445,110      10.00         3,708,022       9.42
New options awarded - 2005       526,000      12.15           114,800      12.15
Cancelled options - 2005         (12,000)     13.55           (12,000)     13.55
Exercised options - 2005        (781,061)      6.87          (781,061)      6.87
Options became exercisable            --         --         1,148,288      12.65

Balance, December 31, 2005     4,178,049      10.85         4,178,049      10.85
New options awarded - 2006            --         --                --         --
Cancelled options - 2006         (26,250)     12.86           (26,250)     12.86
Exercised options - 2006         (95,133)      6.14           (95,133)      6.14
Options became exercisable            --         --                --         --

Balance, December 31, 2006     4,056,666      10.95         4,056,666      10.95


    The following table summarizes information about total stock options outstanding and exercisable at December 31, 2006:

                                                Weighted
                                                 Average        Weighted
Range of                        Options        Remaining         Average
Exercise                    Outstanding      Contractual        Exercise
Price                   and Exercisable             Life           Price

Less than $7.50                  13,076        1.0 years            5.97
Between $7.51 and $10.00      2,125,340        3.7 years            9.58
Greater than $10.00           1,918,250        7.5 years           12.50

Total                         4,056,666        5.5 years           10.95



    As described in Note 1, the Company accelerated all unvested options in 2005, accordingly there are no unvested options as of December 31, 2006 and 2005. The decision to accelerate the vesting of these options was made primarily to reduce the non-cash compensation expense that would have been recorded in the Company's consolidated income statement in periods subsequent to the adoption of SFAS 123R.


(12) Commitments and Contingent Liabilities

(a) Leases

    The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)

2007                      $ 3,385
2008                        3,320
2009                        3,254
2010                        3,225
2011                        3,148
2012 and after             30,117

                          $46,449


(b) Litigation

    Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

    During 2001, the Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.2 million in 2006, $4.1 million in 2005 and $4.3 million in 2004. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


(13) Earnings Per Share

    A reconciliation of the component parts of earnings per share for 2006, 2005 and 2004 follows:


(dollars in thousands,                                     Weighted
except per share data)                               Average Shares   Per share
                                            Income      Outstanding     Amounts

For the year ended December 31, 2006:
Basic EPS:
  Income available to
    common shareholders                    $45,325           74,904       $.605
Effect of Dilutive Securities:
  Stock Options                                 --              245       (.002)

Diluted EPS                                $45,325           75,149       $.603


For the year ended December 31, 2005:
Basic EPS:
  Income available to
  common shareholders                      $58,989           74,278       $.761
Effect of Dilutive Securities:
  Stock Options                                 --              469       (.005)

Diluted EPS                                $58,989           75,397       $.782


For the year ended December 31, 2004:
Basic EPS:
  Income available to
  common shareholders                      $56,540           74,278       $.761
Effect of Dilutive Securities:
  Stock Options                                 --              803       (.008)

Diluted EPS                                $56,540           75,081       $.753


    As of December 31, 2006 and 2005, the number of antidulitive stock options excluded from diluted earnings per share was approximately 1.9 million and 665 thousand, respectively.


(14) Off-Balance Sheet Financial Instruments

    Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2006 and 2005, was $297.6 million and $306.7 million, respectively. Approximately 80% and 75% of these commitments were for variable rate products at the end of 2006 and 2005, respectively.

    The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.3 million and $2.8 million at December 31, 2006 and 2005, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2006 and 2005 was insignificant.

    No losses are anticipated as a result of loan commitments or standby letters of credit.


(15) Fair Value of Financial Instruments

    The fair values shown below represent management's estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.

                                                  As of
(dollars in thousands)                      December 31, 2006

                                          Carrying             Fair
                                             Value            Value

Financial assets:
  Cash and cash equivalents             $  291,338          291,338
  Securities available for sale          1,048,270        1,048,270
  Loans                                  1,726,898        1,737,746
  Accrued interest receivable               20,591           20,591
  Assets invested in trust account           6,448            6,585

Financial liabilities:
  Demand deposits                          259,401          259,401
  Interest bearing deposits              2,539,982        2,539,982
  Short-term borrowings                     95,507           95,507
  Long-term debt                                59               59
  Accrued interest payable                   3,029            3,029

                                    [LOGO]
                             TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


                                                    As of
(dollars in thousands)                       December 31, 2005

                                          Carrying             Fair
                                             Value            Value

Financial assets:
  Cash and cash equivalents             $  312,863          312,863
  Securities available for sale          1,084,076        1,084,076
  Loans                                  1,425,342        1,462,679
  Accrued interest receivable               18,432           18,432
  Assets invested in trust account           5,679            5,721

Financial liabilities:
  Demand deposits                          251,012          251,012
  Interest bearing deposits              2,311,475        2,311,475
  Short-term borrowings                     87,935           87,935
  Long-term debt                                87               87
  Accrued interest payable                   2,204            2,204


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


(16) Regulatory Capital Requirements

    Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2006 and 2005, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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

    Management believes that as of December 31, 2006 and 2005, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

    Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2006 and 2005, for Trustco Bank:

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


(dollars in thousands)            As of December 31, 2006

                                  Amount            Ratio

Leverage capital:                228,114             7.25%
Tier 1 risk-based capital:       228,114            14.16
Total risk-based capital:        248,446            15.42


(dollars in thousands)            As of December 31, 2005

                                  Amount            Ratio

Leverage capital:               $222,327             7.82%
Tier 1 risk-based capital:       222,327            15.81
Total risk-based capital:        240,244            17.09


   The following is a summary of actual capital amounts and ratios as of December 31, 2006 and 2005 for TrustCo on a consolidated basis:


(dollars in thousands)            As of December 31, 2006

                                  Amount            Ratio

Leverage capital:                241,898             7.67%
Tier 1 risk-based capital:       241,898            14.88
Total risk-based capital:        262,409            16.14


(dollars in thousands)            As of December 31, 2005

                                  Amount            Ratio

Leverage capital:               $234,162             8.04%
Tier 1 risk-based capital:       234,162            16.58
Total risk-based capital:        252,160            17.85


(17) Pending Accounting Pronouncements

    In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however, it is not expected to have a material effect on the Company's financial statements.

    In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments,' which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. This statement will be effective in 2007, however, it is not expected to have a material effect on the Company's financial statements.

    In July 2006, FASB issued Financial Accounting Standards Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.


(18) Parent Company Only

   The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income
(dollars in thousands)                       Years Ended December 31,

Income:                                  2006           2005           2004

 Dividends and interest
   from subsidiaries                  $49,144         37,733         19,403
 Net gain on sales of securities           21          4,068         21,157
 Income from other investments            219            131            424

     Total income                      49,384         41,932         40,984

Expense:
 Operating supplies                        72             67             61
 Professional services                     66            276            203
 Miscellaneous expense                    163            277             85

      Total expense                       301            620            349

Income before income taxes and
  subsidiaries' undistributed
  earnings                             49,083         41,312         40,635
Income tax (benefit) expense              (14)         1,485          8,303

Income before subsidiaries'
  undistributed earnings               49,097         39,827         32,332
  (Excess distributions by
  subsidiaries over earnings)/
  equity in undistributed
  earnings of subsidiaries             (3,772)        19,162         24,208

Net income                            $45,325         58,989         56,540


Statements of Condition

(dollars in thousands)                                      December 31,

Assets:                                                 2006           2005

 Cash in subsidiary bank                            $ 14,133         12,603
 Investments in subsidiaries                         225,536        216,647
 Securities available for sale                         7,142          6,841
 Other assets                                             --              3

     Total assets                                   $246,811        236,094


Liabilities and Shareholders' equity:
  Accrued expenses and other liabilities            $  7,288          7,433

     Total liabilities                                 7,288          7,433

Shareholders' equity                                 239,523        228,661

     Total liabilities and shareholders'
       equity                                       $246,811        236,094

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Notes to Consolidated Financial Statements (continued)


Statements of Cash Flows

(dollars in thousands)                             Years Ended December 31,

                                              2006           2005          2004

Increase/(decrease) in cash and
  cash equivalents:

Cash flows from operating activities:
Net income                                $ 45,325         58,989        56,540

Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Excess distributions by
     subsidiaries over earnings/
     (equity in undistributed earnings
      of subsidiaries)                       3,772        (19,162)      (24,208)
   Net gain on sales of securities             (21)        (4,068)      (21,157)
   Net change in other assets and
     accrued expenses                         (163)          (943)        4,764

     Total adjustments                       3,588        (24,173)      (40,601)

Net cash provided by operating
  activities                                48,913         34,816        15,939

Cash flows from investing activities:
 Proceeds from sales of securities
   available for sale                          156         14,360        57,997
 Purchases of securities available
   for sale                                   (396)       (12,166)      (29,951)

     Net cash (used in)/provided by
       investing activities                   (240)         2,194        28,046

Cash flows from financing activities:
 Proceeds from exercise of stock
  options and related tax benefits             584          3,818         9,281
 Dividends paid                            (47,890)       (44,905)      (44,504)
 Payments to acquire treasury stock         (8,801)       (14,846)      (13,482)
 Proceeds from sales of treasury stock       8,964         10,996         7,887

     Net cash used in financing
       activities                          (47,143)       (44,937)      (40,818)

Net increase/(decrease) in cash and
  cash equivalents                           1,530         (7,927)        3,167
Cash and cash equivalents at
  beginning of year                         12,603         20,530        17,363

Cash and cash equivalents at
  end of year                             $ 14,133         12,603        20,530


Supplemental Information

Increase  in dividends payable            $     17            787            69
 Change in unrealized (loss)/gain on
   securities available for sale --
   gross                        .              (40)         4,139        19,328
 Change in deferred tax effect on
   unrealized loss/(gain) on securities
   available for sale                           16         (1,651)       (7,707)

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Branch Locations


NEW YORK

Airmont Office
327 Route 59 East
Airmont, NY
Telephone: (845) 357-2435

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

Chatham Office
193 Hudson Avenue
Chatham, NY
Telephone: (518) 392-0031

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

Mamaroneck Office
190 Boston Post Road
Mamaroneck, NY
Telephone: (914) 777-3023

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Monroe Office
791 Rt. 17M
Monroe, NY
Telephone: (845) 782-1100

Mont Pleasant Office
Crane St. at Main Ave.
Schenectady, NY
Telephone: (518) 346-1267

New City Office
20 Squadron Blvd.
New City, NY
Telephone: (845) 634-4571

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
588 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Road Office
649 Route 9
Gansevoort, NY
Telephone: (518) 583-2634

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

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: (518) 377-8517

Slingerlands Office
1569 New Scotland Avenue
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
Glengate Shopping Plaza
133 Saratoga Road, Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668

State Farm Rd. Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Branch Locations


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

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: (518) 286-2674


FLORIDA

Apollo Beach Office
6434 Apollo Beach Blvd.
Apollo Beach, FL
Telephone: (813) 649-0460

Clermont Office
12305 US Route 27 Unit 108
Clermont, FL
Telephone: (352) 243-2563

Colonial Drive Office
4450 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford Road Office
Shoppes at Andover, Suite 116
3020 Lamberton Boulevard
Orlando, FL
Telephone: (407) 277-9663

Curry Ford Road Office
3020 Lamberton Ave.
Orlando, FL
Telephone: (407) 277-9663

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

East Colonial Office
12901 East Colonial Drive
Orlando, FL
Telephone: (407) 275-3075

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Leesburg Office
1330 Citizens Blvd., Suite 101
Leesburg, FL
Telephone: (352) 365-1305

Longwood  Office
1400 West State Rd.
Longwood, FL
Telephone (407) 339-3396

Maitland Office
9400 US Rt. 17/92, Suite 1008
Maitland, FL
Telephone: (407) 332-6071

Orange City Office
902 Saxon Blvd.
Orange City, FL
Telephone: (386) 775-1392

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


MASSACHUSETTS

Pittsfield Office
1 Dan Fox Drive
Pittsfield, MA
Telephone: (413) 442-1330


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

SECRETARY
Thomas M. Poitras

ASSISTANT SECRETARIES
Robert M. Leonard
Sharon J. Parvis

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank


BOARD OF DIRECTORS

Joseph Lucarelli
President
Traditional Builders
Residential Construction

Thomas O. Maggs
President
Maggs & Associates
Insurance Agency

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

William D. Powers
Partner
Powers & Co., LLC
Consulting

William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate


FLORIDA ADVISORY BOARD MEMBERS

Brian C. Dowdell, M.D., M.S.
Jeffrey R. Jontz
Cinda S. Mersel
Charles R. Orden
Sanford C. Shugart, Ph.D.
Kathleen R. Walters


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

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo

BRANCH ADMINISTRATION
Administrative Vice Presidents
Deborah K. Appel
Robert M. Leonard
Eric W. Schreck

Officers
John R. George
Michael V. Pitnell
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Patrick M. Canavan

Officers
Bradley T. Delarm
James M. Poole
Paul R. Steenburgh

FACILITIES
Vice President
George W. Wickswat

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

OPERATIONS
Administrative Vice President
Kevin M. Curley

Officer
Colleen A. Meliski

PERSONNEL/QUALITY
CONTROL
Vice President
Sharon J. Parvis

SALES/MARKETING
Vice President
Paul D. Matthews

TRUST DEPARTMENT
Vice President
Patrick J. LaPorta, Esq.

Officers
Stephanie A. Duma
Michael J. Ewell
Jesse C. Koepp
Richard W. Provost

                                   [LOGO]
                            TRUSTCO Bank Corp NY

General Information


ANNUAL MEETING

Monday, May 14, 2007
10:00 AM
Mallozzi's Restaurant
1930 Curry Road
Schenectady, NY 12303


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


EQUAL OPPORTUNITY AT TRUSTCO

Trustco Bank is an Affirmative Action Equal Opportunity Employer.


FORM 10-K

TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Thomas M. Poitras, Secretary, TrustCo Bank Corp NY, P.O. Box 380,
Schenectady, New York 12301-0380.


CODE OF CONDUCT

TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Sharon J. Parvis, Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.


NASDAQ SYMBOL: TRST

The Corporation's common stock trades on The Nasdaq Stock MarketSM under the symbol TRST. There are approximately 15 thousand shareholders of record of TrustCo common stock.


SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company
Bennington, Vermont)

ORE Subsidiary Corp.
Glenville, New York


TRANSFER AGENT

Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380

Trustco Bank(R) is a registered service mark with the U.S. Patent & Trademark Office.

                                   [LOGO]
                            TRUSTCO Bank Corp NY

Share Price Information


    The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo's common stock; (2) Russell 2000 and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo's common stock, (2) Russell 2000, and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The source for this information is compiled by SNL Financial and they no longer report the S&P 500 Index which was presented in prior years. Therefore TrustCo has chosen to present the Russell 2000, and the SNL Superregional Bank Index and have eliminated the S&P 500. The banks comprising the Superregional Bank Index are: BB&T Corp., Comerica Inc., Fifth Third Bancorp, First Horizon National Corp., Huntington Bancshares Inc., KeyCorp,
M&T Bank Corp., Marshall & Ilsley Corporation, National City Corp., PNC Financial Services Group, Inc., Popular Inc., Regions Financial Corp., SunTrust Banks, Inc., U.S. Bancorp, Wachovia Corp., Wells Fargo & Co., and Zions Bancorp.

    The S&P 500 index is not included in the 2006 graphs as the vendor, SNL Financial LC, no longer provides that information. If $100 was invested in the S&P 500 on December 31, 2001 that investment would be worth $135.03 as of December 31, 2006. The year-end pre-tax values of each investment are based on share price appreciation plus dividends paid, with cash dividends reinvested the date they were paid.


TrustCo Bank Corp NY



Total Return Performance


                                                               Period Ending

Index                           12/31/01     12/31/02     12/31/03      12/31/04    12/31/05      12/31/06

TrustCo Bank Corp NY              100.00        89.97       115.44        126.60      119.65        113.30
Russell 2000                      100.00        79.52       117.09        138.55      144.86        171.47
SNL Superregional Banks           100.00       103.11       132.39        146.75      147.72        170.10


                                   [LOGO]
                            TRUSTCO Bank Corp NY

TrustCo Bank Corp NY



Total Return Performance


                                                                               Period Ending

Index                                    1991        1992        1993        1994         1995        1996         1997      1998

TrustCo Bank Corp NY                   100.00      130.49      183.38      188.83       260.86      304.55       468.02    616.28
Russell 2000                           100.00      118.41      140.76      138.20       177.52      206.80       253.06    246.61
SNL Superregional Bank Index           100.00      127.80      133.71      126.48       197.29      273.44       396.81    427.83




Total Return Performance (continued)


                                                                               Period Ending

Index                                    1999        2000        2001        2002         2003        2004         2005      2006

TrustCo Bank Corp NY                   566.48      629.50      784.24      705.57       905.33      992.84       938.31    888.54
Russell 2000                           299.04      290.00      297.21      236.34       348.00      411.78       430.53    509.61
SNL Superregional Bank Index           349.20      436.07      423.55      436.70       560.75      621.56       625.64    720.46
