Form 10-K, Exhibit 13
period 2007-12-31
TRUSTCO BANK CORP N Y
filed 2008-02-28
CIK 357301

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State and its principal subsidiary, Trustco Bank, operates 107 community banking offices and 108 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 24 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2007		2006		Percent Change
Income:
Net interest income (taxable equivalent)	$99,504		101,370		-1.84%
Net Income	39,467		45,325		-12.92%
Per Share:
Basic earnings	0.525		0.605		-13.22%
Diluted earnings	0.525		0.603		-12.94%
Tangible book value	3.14		3.19		-1.57%
Average Balances:
Assets	3,297,881		2,973,952		10.89%
Loans, net	1,852,310		1,611,355		14.95%
Deposits	2,945,642		2,628,338		12.07%
Shareholders' equity	233,158		230,259		1.26%
Financial Ratios:
Return on average assets	1.20%		1.52		-21.05%
Return on average equity (1)	17.19		18.71		-8.12%
Consolidated tier 1 capital to:
Total average assets (leverage)	6.80		7.67		-11.34%
Risk-adjusted assets	13.53		14.88		-9.07%
Total capital to risk-adjusted assets	14.79		16.14		-8.36%
Net loans charged off (recovered) to average loans	0.19		(0.09)		-311.11%
Allowance for loan losses to nonperforming loans	2.7	x	5.0	x	-46.00%
Efficiency ratio	45.45%		42.03		-8.14%
Dividend Payout ratio	121.79		105.70		15.22%

Per Share information of common stock
				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2007
First quarter	$0.164	0.164	0.160	3.20	11.45	9.58
Second quarter	0.108	0.108	0.160	3.06	10.15	9.15
Third quarter	0.142	0.141	0.160	3.12	11.67	9.14
Fourth quarter	0.112	0.111	0.160	3.14	11.50	9.53

2006
First quarter	0.165	0.164	0.160	2.96	13.00	11.88
Second quarter	0.166	0.165	0.160	2.86	12.30	10.50
Third quarter	0.149	0.149	0.160	3.03	11.25	10.40
Fourth quarter	0.125	0.125	0.160	3.19	11.48	10.59

(1) Excludes the effect of accumulated other comprehensive income (loss).

Table of Contents

Financial Highlights	1
President’s Message	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Average Balances, Yields and Net Interest Margins	13
Glossary of Terms	26
Management’s Report on Internal Control Over Financial Reporting	27
Reports of Independent Registered Public Accounting Firm	28 - 29
Consolidated Financial Statements and Notes	30
Branch Locations	49-50
Officers and Board of Directors	51
General Information	52
Share Price Information	53

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President’s Message

Dear Shareholder:

As expected 2007 was a year of growth and challenges for our Company.  Despite a difficult operating environment we posted impressive increases in deposits and loans during the year.  Although net income decreased due to the flattened yield curve and decreased net interest margin we remain squarely focused on providing the best possible value to our shareholders.  Our net income of  $39.5 million for the year equates to 17.19% average return on equity, ranking among the leaders in the industry.

Our branch office expansion continues.  In 2007 we opened 16 new branch offices throughout all the markets we currently serve.  Since announcing our growth initiative we have opened 24 offices in Florida and 17 in downstate New York and New Jersey.  This brings our total branch offices to 107.  There are plans for a number of additional openings in 2008.   The excellent reception we have received at our new offices gives us confidence that our expansion into these areas position TrustCo very well for the future.

In 2007 we experienced continued growth in our deposit and loan portfolios.  Average loans were up 15% or $ 241.0 million compared to 2006.  This is the 3rd consecutive year of double digit growth in our loan portfolio.  Average deposits also saw impressive growth up 12% or $ 317.3 million compared to 2006.  Much of this growth can be attributed to the new markets we now serve.

The growth in our loan and deposit portfolios helped to offset the reduced net interest margin, which decreased from 3.50% in 2006 to 3.10% in 2007.  Throughout the entire industry the net interest margins continued to decrease due to the inverted yield curve.

Our hawkish approached to expense control continues.  TrustCo’s efficiency ratio of 45.45% remains at an industry leading level.  This ratio is the best indicator of expense controls at a banking company.  Our continued low level is especially impressive since it has been maintained while the Company has undergone such significant growth in our branch network.  Cost control has always been a hallmark of TrustCo's success.

TrustCo has had a long standing policy of returning excess capital to our shareholders.    We are proud of our dividend policy and although have recently decreased our quarterly cash dividend for 2008 we remain committed to the belief that excess capital should be returned to our shareholders.  Our current dividend still remains very attractive, yielding 4.67% as of February 20, 2008.  We also believe that it is prudent to retain enough capital to support our growth and remain well capitalized.

In 2007 we looked at a number of acquisition opportunities, however none of the candidates fit within or current growth strategy.   We will continue to evaluate opportunities when they arise, careful to avoid diluting shareholder value of the existing TrustCo franchise.

The past year was marred by the subprime mortgage crisis which continues to impact many in the banking industry.  At TrustCo, we are happy to report we had no involvement in originating subprime mortgages or investing in related securities.  Our conservative lending and investment practices which steers clear of the subprime area should continue to serve us well into the future.

We note the passing of Harry E. Whittingham, Jr. former Chairman, President and Chief Executive Officer. Mr. Whittingham, retired in 1983 and was a tremendous asset to our bank for over 30 years. He will be missed.

During 2007 we had a number of senior staff changes.  Kevin Timmons was hired as Vice President.  Kevin brings with him many years of experience in the financial industry. Also, John R. George was named Vice President.  I believe the TrustCo management team has the experience and ability to continue to lead the Company along the road of accomplishment and prosperity in the future.

Our Trust Department which currently manages assets in excess of $916 million, has ambitious expectations for 2008.

TrustCo continues to receive positive external recognition in the financial industry.  During 2007 we were again ranked as one of the top performing Savings Banks in the country by SNL Financial a leading financial services firm.  TrustCo placed 5th  best.  It is gratifying to be ranked as one of the top performing banks in the country.

I would like to recognize the significant contributions of the people who make up this wonderful organization from our Board of Directors to all of the dedicated employees in each department and branch office throughout the organization.

On behalf of the board of directors and employees of our Bank, we thank our shareholders for their ongoing support.

Sincerely,

/s/ Robert J. McCormick

Robert J. McCormick
President & Chief Executive Officer
Trustco Bank Corp NY

Section 2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the “Company”, “TrustCo”), during 2007 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2007 should be read in conjunction with this review. Certain amounts in years prior to 2007 have been reclassified to conform with the 2007 presentation.

Overview
TrustCo recorded net income of $39.5 million or $0.525 of diluted earnings per share for the year ended December 31, 2007, compared to $45.3 million or $0.603 of diluted earnings per share for the year ended December 31, 2006. This represents a decrease of 12.9% in net income between 2006 and 2007.

During 2007, the following had a significant effect on net income:
•
a decrease of $1.9 million in taxable equivalent net interest income compared to 2006, because an increase in the average balance of interest earning assets of $311.8 million was offset by an increase in interest bearing liabilities of $308.5 million and a decrease of 40 basis points (“bp”) in the net interest margin,

•	An increase in the provision for loan losses from a credit of $3.6 million in 2006 to a provision of $2.5 million expense in 2007,
•	the recognition of net gains on securities transactions of $217 thousand in 2007 compared to net securities losses of $596 thousand recorded in 2006,
•	the recognition of net trading gains of $891 thousand in 2007 compared to none in 2006,
•	a increase in total noninterest income (excluding the impact of net securities transactions and net trading gains) of $1.2 million, and
•	an increase of $4.5 million in total noninterest expense from $49.1 million in 2006 to $53.6 million in 2007.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2007 and 2006, including:
•	return on average equity of 17.19% for 2007 and 18.71% for 2006, compared to a median of 8.17% in 2007 and 10.44% in 2006 for publicly traded banks and thrifts tracked by SNL Financial,
•	return on average assets of 1.20% for 2007 and 1.52% for 2006, compared to an the SNL median of 0.77% in 2007 and 0.94% in 2006, and
•	an efficiency ratio of 45.45% for 2007 and 42.03% for 2006, compared to the SNL median of 65.76% in 2007 and 63.04% in 2006.

During 2007, TrustCo’s results were negatively affected by the continued impact of a yield curve that was generally flat or inverted and its impact on deposit and loan pricing, as well as highly competitive conditions that persisted throughout the year. A flat curve exists when short and long term interest rates on similar securities are roughly equal.  An inverted yield curve exists when rates are higher for short term funds than for longer term funds. As an example, at year-end 2006 the overnight rate paid between banks of the highest quality rating (the federal fund rate) was 5.25% while the 10 year United States Treasury rate was 4.70%. At year-end 2007, the federal funds target rate was 4.25% while the 10 year United States Treasury rate was 4.04%.  This has a negative impact on banks because most of the deposit products offered to customers are priced based upon the short term rates (primarily the federal funds rate or a comparable short term rate) whereas the loan products are priced utilizing the longer term treasury (or other long term high quality investments). This can be seen in both the net interest income decrease as well as the effect on net interest margin.

TrustCo’s operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo continues to open new branch locations. During 2007 sixteen new branches were added to the franchise, bringing the total to 107. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region.  Most of the new branches opened during 2007 are located in these markets.  The new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.  The branches opened since the expansion program began, including those opened in 2007, have begun to add to the Company’s customer base.  As expected, some branches have grown more rapidly than others.  Typically, new bank branches continue to grow for years after being opened.  The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense.

Overall, 2007 was marked by growth in each of the key drivers of performance. Deposits ended 2007 at $3.02 billion, an increase of $220.9 million or 7.9% from the prior year and the loan portfolio grew to a total of $1.93 billion, an increase of $172.4 million over the 2006 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company’s primary earning assets. Average interest earning assets were 97.4% and 97.5% of average total assets for 2007 and 2006, respectively.

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS
(dollars in thousands)	2007			2006			2005
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$1,852,310	120,491	6.50%	1,611,355	104,437	6.48%	1,336,899	86,669	6.48%

Trading securities:
Government sponsored enterprises	428,389	22,432	5.24	-	-	-	-	-	-
Securities available for sale:
U.S. Treasuries and agencies	227	11	4.72	926	42	4.56	1,059	28	2.64
Government sponsored enterprises	247,192	13,172	5.33	783,485	40,816	5.21	667,967	34,478	5.16
States and political subdivisions	127,359	8,669	6.81	127,173	8,766	6.89	127,704	9,658	7.56
Mortgage-backed securities and collateralized mortgage obligations	161,839	7,553	4.67	184,721	8,661	4.69	210,720	9,738	4.62
Other	12,660	753	5.95	12,326	676	5.48	16,734	1,025	6.12
Total securities available for sale	549,277	30,158	5.49	1,108,631	58,961	5.32	1,024,184	54,927	5.36
Held to maturity securities:
Government sponsored enterprises	9,096	542	5.96	-	-	-	-	-	-
Federal funds sold and other short-term investments	372,965	18,865	5.06	180,267	8,912	4.94	406,131	12,009	2.96
Total interest earning assets	3,212,037	192,488	5.99%	2,900,253	172,310	5.94%	2,767,214	153,605	5.55%
Allowance for loan losses	(34,939)			(35,538)			(47,653)
Cash and noninterest earning assets	120,783			109,237			125,413
Total assets	$3,297,881			2,973,952			2,844,974
Liabilities and shareholders' equity Interest bearing deposits:
Interest bearing checking accounts	$281,276	857	0.30	287,406	1,303	0.45	318,167	1,376	0.43
Savings	639,915	8,979	1.40	702,790	10,800	1.54	783,410	6,769	0.86
Time deposits and money markets	1,770,748	79,425	4.49	1,393,081	55,125	3.96	1,169,018	35,481	3.04
Total interest bearing deposits	2,691,939	89,261	3.32	2,383,277	67,228	2.82	2,270,595	43,626	1.92
Short-term borrowings	95,101	3,721	3.91	95,239	3,708	3.89	83,381	2,026	2.43
Long-term debt	42	2	5.22	72	4	5.22	99	5	5.22
Total interest bearing liabilities	2,787,082	92,984	3.34%	2,478,588	70,940	2.86%	2,354,075	45,657	1.94%
Demand deposits	253,703			245,061			235,372
Other liabilities	23,938			20,044			28,956
Shareholders' equity	233,158			230,259			226,571
Total liabilities and shareholders' equity	$3,297,881			2,973,952			2,844,974
Net interest income		99,504			101,370			107,948
Taxable equivalent adjustment		3,070			3,103			3,431
Net interest income		$96,434			98,267			104,517
Net interest spread			2.65%			3.08%			3.61%

Net interest margin (net interest income to total interest earnings assets			3.10			3.50			3.90

Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2007, 2006 and 2005.  The average balances of securities available for sale and held to maturity were calculated using amortized cost.  The average balance of trading securities was calculated using  fair value.  Included in the average balance of shareholders' equity is $(757) thousand, $(12.0) million and $11.5 million in 2007,  2006 and 2005, respectively, net of unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called “hot money”; rather the Company focuses on core relationships with both depositors and borrowers.

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for understood and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.

The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.

TrustCo does not make subprime loans or purchase investments collateralized by subprime loans.  A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender or some combination of these.  For instance, adjustable loans underwritten at initial low “teaser” rates instead of the fully indexed rate, loans with 100% loan to values and loans to borrowers with poor payment history would generally be classified as subprime.  TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations, and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates, and customers’ expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “federal funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. The federal funds rate decreased 100 basis points during 2007 from 5.25% at the beginning of the year to 4.25% by year end, with the reductions occurring late in the year. For 2006 the federal funds rose by 100 basis points from 4.25% to 5.25%. Traditionally interest rates on bank deposit accounts are heavily influenced by the federal funds rate; however during 2007 highly competitive conditions in the banking industry resulted in rates on deposit accounts not declining in line with the federal funds rate.  Subsequent to year-end, the Federal Reserve has sought to alleviate deteriorating conditions in the economy and financial markets by reducing the federal funds rate by an additional 125 basis points to 3.00%.

During this same time period the 10 year treasury bond rate did not change in-line with the federal funds rate. Despite the federal funds rate remaining flat at 5.25% through most of 2007, the rate on 10-year treasury securities rose from a rate of 4.71% at the end of December 2006 to 5.03% at June 30, 2007.  The rate on the 10-year treasury bond declined gradually in the second half of 2007, to 4.04% at December 31, 2007 and has continued to decline in early 2008.  The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and federal funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of securities available for sale portfolio, which is recorded at fair market value. Generally, as interest rates increase the fair market value of the securities available for sale portfolio will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments have declined since mid-year 2007, while deposit costs remained relatively flat through most of the year.

Earning Assets

Average earning assets during 2007 were $3.21 billion, which was an increase of $311.8 million from the prior year. This increase was primarily the result of growth in the average balance of loans by $241.0 million, a $428.4 million increase in trading securities, a $192.7 million increase in federal funds sold and other short-term investments and a decrease of $559.4 million of securities available for sale between year-end 2006 and 2007. The increase in the loan portfolio is primarily the result of the $191.0 million increase in real estate loans. This increase in real estate loans is a result of aggressive marketing of this product throughout the TrustCo branch network, an effective marketing campaign and competitive rates and closing costs.

Total average assets  were $3.30 billion for 2007 and $2.97 billion for 2006.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS
(dollars in Thousands)				2007	2006	Components of
				vs.	vs.	Total Earning Assets
	2007	2006	2005	2006	2005	2007	2006	2005
Loans, net	$1,852,310	1,611,355	1,336,899	240,955	274,456	57.7%	55.6	48.3
Trading securities:
Government sponsored enterprises	428,389	-	-	428,389	-	13.3	-	-
Securities available for sale:
U.S. Treasuries and agencies	227	926	1,059	(699)	(133)	0.01	0.03	-
Government sponsored enterprises	247,192	783,485	667,967	(536,293)	115,518	7.7	27.0	24.2
States and political subdivisions	127,359	127,173	127,704	186	(531)	4.0	4.4	4.6
Mortgage-backed securities and collateralized mortgage obligations	161,839	184,721	210,720	(22,882)	(25,999)	5.0	6.4	7.6
Other	12,660	12,326	16,734	334	(4,408)	0.4	0.4	0.6
Total securities available for sale	549,277	1,108,631	1,024,184	(559,354)	84,447	17.1	38.2	37.0
Held-to-maturity securities:
Government sponsored enterprises	9,096	-	-	9,096	-	0.3	-	-

Federal funds sold and other short-term investments	372,965	180,267	406,131	192,698	(225,864)	11.6	6.2	14.7

Total earning assets	$3,212,037	2,900,253	2,767,214	311,784	133,039	100.0%	100.0	100.0

The average balances of securities available for sale and held to maturity securities are presented using amortized cost.

Loans:  Average loans increased $241.0 million during 2007 to $1.85 billion. Interest income on the loan portfolio also increased to $120.5 million in 2007 from $104.4 million in 2006. The average yield increased two basis points to 6.50% in 2007 compared to 2006.

Historically, TrustCo has distinguished itself as a originator of residential real estate loans. Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.15 billion in 2006 and $1.33 billion in 2007. Income on real estate loans increased to $83.2 million in 2007 from $71.6 million in 2006. The yield on the portfolio increased slightly, from 6.22% for 2006 to 6.23% in 2007 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2007 were $1.42 billion compared to $1.25 billion at year end 2006, an increase of $168.0 million.  The majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

Average commercial loans, including the commercial loan portion of the real estate construction portfolio, of $274.6 million in 2007 increased by $39.8 million from $234.7 million in 2006. The average yield on the commercial loan portfolio increased to 7.49% for 2007 from 7.55% in 2006. This resulted in income on commercial loans of $20.5 million in 2007 and $17.7 million in 2006.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in the Bank’s market regions. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market area with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The commercial loan portfolio reflects the diversity of businesses found in the Capital Region’s economy, including light manufacturing, retail, service, and real estate related business.  Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate.  Market conditions in the central Florida market area have deteriorated relative to prior periods.  While that has had an impact on all lenders in the area, the impact on TrustCo has been mitigated by the limited size of the Company’s  portfolio in that market and by adherence to strong underwriting criteria.

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2007, the average balance of home equity credit lines was $235.9 million, an increase from $218.3 million in 2006. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 6.73% for 2007 from 6.58% in 2006. This resulted in interest income on home equity credit lines of $15.9 million in 2007, compared to $14.4 million in 2006.

The average balance of installment loans, net, increased to $5.7 million in 2007 from $5.4 million in 2006. The yield on installment loans increased to 14.59% in 2007 from 14.25% in 2006, resulting in interest income of $838 thousand.

LOAN PORTFOLIO
(dollars in thousands)	As of December 31,
	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$252,189	13.0%	$247,622	14.0%	$202,570	13.8%
Real estate - construction	37,842	2.0	25,534	1.4	22,123	1.5
Real estate - mortgage	1,409,448	72.8	1,240,312	70.4	1,047,994	71.3
Home equity lines of credit	229,570	11.9	242,555	13.8	192,291	13.1
Installment loans	5,865	0.3	6,491	0.4	5,741	0.4
Total loans	1,934,914	100.0%	1,762,514	100.0%	1,470,719	100.00%
Less: Allowance for loan losses	34,651		35,616		45,377
Net loans (1)	$1,900,263		$1,726,898		$1,425,342

	Average Balances
	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$253,506	13.7%	$221,527	13.7%	$192,378	14.4%	$189,179	16.1%	$199,729	15.7%
Real estate - construction	29,692	1.6	21,784	1.4	18,893	1.4	12,430	1.1	6,684	0.5
Real estate - mortgage	1,327,461	71.7	1,144,378	71.0	922,875	69.0	780,777	66.3	899,415	70.5
Home equity lines of credit	235,904	12.7	218,297	13.5	192,819	14.4	181,948	15.5	155,185	12.2
Installment loans	5,747	0.3	5,369	0.3	9,934	0.7	12,522	1.1	14,010	1.1
Total loans	1,852,310	100.0%	1,611,355	100.0%	1,336,899	100.0%	1,176,856	100.0%	1,275,023	100.0%
Less: Allowance for loan losses	34,939		35,538		47,653		49,299		51,311
Net loans (1)	$1,817,371		$1,575,817		$1,289,246		$1,127,557		$1,223,712

(1) Presented net of deferred direct loan origination fees and costs.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	As of 12/31/2007
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$74,256	91,512	86,421	252,189
Real estate construction	37,842	-	-	37,842
Total	112,098	91,512	86,421	290,031
Predetermined rates	32,333	91,512	86,421	210,266
Floating rates	79,765	-	-	79,765
Total	$112,098	91,512	86,421	290,031

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio are primarily pass-throughs issued by United States Government agencies or sponsored enterprises.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2007 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2007, the Company has the intent and ability to hold these securities until market recovery and until maturity, if necessary.  Accordingly, at December 31, 2007 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2007, securities available for sale amounted to $578.9 million at fair value, compared to $1.05 billion at year end 2006. For 2007, the average balance of securities available for sale was $549.3 million with an average yield of 5.49%, compared to an average balance in 2006 of $1.11 billion with an average yield of 5.32%. The taxable equivalent income earned on the securities portfolio in 2006 was $59.0 million, compared to $30.2 million earned in 2007.  The reduction in the level of securities available for sale and the corresponding income earned on the portfolio was primarily due to the creation of a trading portfolio following TrustCo’s adoption in 2007 of Statement of Financial Accounting Standards No. 159, as more fully described in the section “Adoption of New Accounting Pronouncements.”  Since that adoption, a portion of the Company’s investment portfolio has been maintained in trading securities.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2007 and 2006, the fair value of TrustCo’s portfolio of securities available for sale carried net unrealized losses of approximately $1.3 million and $17.0 million, respectively.

Trading Securities:  At December 31, 2007, the fair value of trading securities amounted to $465.2 million.  For 2007, the average balance of trading securities was $428.4 million with an average yield of 5.24%.  The Company did not maintain a trading portfolio prior to 2007.  The taxable equivalent income earned on the trading securities portfolio in 2007 was $22.4 million, compared to zero in 2006.   Trading securities are recorded at their fair value with the current period change in fair value recorded as a gain or loss, net, on the consolidated statement of income.

Held to Maturity Securities:  At December 31, 2007 the company held $15.0 million of held to maturity securities, compared to zero at December 31, 2006.  For 2007, the average balance of held to maturity securities was $9.1 million, compared to zero in 2006.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2007 was $15.2 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  At December 31, 2007, the Company has the intent and ability to hold these securities until market recovery and until maturity, if necessary.   At December 31, 2007 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2007, the Company has the intent and ability to hold these securities until market recovery and until maturity, if necessary.  Accordingly, at December 31, 2007 the Company does not consider any of the unrealized losses to be other than temporary.

Securities Gains & Losses:  During 2007, TrustCo recognized approximately $217 thousand of net gains from securities transactions, compared to net losses from securities transactions of $596 thousand in 2006.  In addition, the Company recognized a net trading gain of $891 thousand in 2007, compared to none in 2006.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. In addition, the Company has not invested in securities backed by subprime mortgages or in collateralized debt obligations (CDOs).  By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

INVESTMENT SECURITIES
(dollars in thousands)	As of December 31,
	2007		2006		2005
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Trading securities:
U. S. government sponsored enterprises	$465,151	465,151	-	-	-	-
Securities available for sale:
U. S. Treasuries and agencies	-	-	999	999	499	498
U. S. government sponsored enterprises	289,035	289,690	751,539	733,549	756,525	743,265
States and political subdivisions	125,219	129,271	129,633	132,880	115,010	118,950
Mortgage backed securities and collateralized mortgage obligations	154,337	148,858	170,450	167,896	202,007	200,963
Other	650	648	680	672	685	681
Total debt securities available for sale	569,241	568,467	1,053,301	1,035,996	1,074,726	1,064,357
Equity securities	10,909	10,425	11,933	12,274	19,418	19,719
Total securities available for sale	580,150	578,892	1,065,234	1,048,270	1,094,144	1,084,076
Held to maturity securities:U. S. government sponsored enterprises	15,000	15,175	-	-	-	-
Total investment securities	$1,060,301	1,059,218	1,065,234	1,048,270	1,094,144	1,084,076

Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of debt securities available for sale by both maturity date and call date as of December 31, 2007. Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life.

Four tables under “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale, trading and held to maturity portfolios as of December 31, 2007.  Mortgage-backed securities and collateralized mortgage obligations are stated using estimated average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The fourth table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for the total investment portfolio on a combined basis, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:
(dollars in thousands)	As of December 31, 2007
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$48,696	48,740	296,364	297,096
1 to 5 years	135,111	135,390	144,626	147,241
5 to 10 years	146,266	144,479	82,071	80,875
After 10 years	239,168	239,858	46,180	43,255
Total debt securities available for sale	$569,241	568,467	569,241	568,467

Held to maturity securities:
(dollars in thousands)	As of December 31, 2007
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$-	-	15,000	15,175
1 to 5 years	15,000	15,175	-	-
Total held to maturity securities	$15,000	15,175	15,000	15,175

Trading securities:
(dollars in thousands)	As of December 31, 2007
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$415,132	415,132	465,151	465,151
1 to 5 years	50,019	50,019	-	-
Total held to maturity securities	$465,151	465,151	465,151	465,151

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2007

		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total
Trading securities:
U. S. government sponsored enterprises
Fair Value	415,132	50,019	-	-	465,151
Weighted average yield	4.55%	4.37	-	-	4.53

Debt securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$45,000	45,000	89,046	109,989	289,035
Fair Value	45,020	45,339	89,304	110,027	289,690
Weighted average yield	4.88%	5.12	5.80	5.55	5.45
States and political subdivisions
Amortized cost	$1,179	34,387	2,406	87,247	125,219
Fair Value	1,182	34,612	2,464	91,013	129,271
Weighted average yield	3.74%	3.41	5.47	4.78	4.41
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$1,917	55,674	54,814	41,932	154,337
Fair Value	1,940	55,389	52,711	38,818	148,858
Weighted average yield	4.98%	4.73	4.69	4.79	4.74
Other
Amortized cost	$600	50	-	-	650
Fair Value	598	50	-	-	648
Weighted average yield	4.53%	5.49	-	-	4.60
Total debt securities available for sale
Amortized cost	$48,696	135,111	146,266	239,168	569,241
Fair Value	48,740	135,390	144,479	239,858	568,467
Weighted average yield	4.81%	4.52	5.38	5.14	5.02

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$-	15,000	-	-	15,000
Fair Value	-	15,175	-	-	15,175
Weighted average yield	-%	6.00	-	-	6.00

Federal funds sold and other short-term investments: During 2007, the average balance of federal funds sold and other short-term investments was $373.0 million, an increase from $180.3 million in 2006. The average rate earned on these assets was 5.06% in 2007 and 4.94% in 2006. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

During 2007, the target federal funds rate set by the Federal Open Market  Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

The year end balance of federal funds sold and other short term investments was $286.8 million for 2007 compared to $243.4 million for year end 2006. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2008 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.95 billion in 2007, compared to $2.63 billion in 2006, an increase of $317.3 million. Increases were noted primarily in the time deposit, money market account and demand deposit categories. The average balance of interest bearing checking accounts decreased by $6.1 million to $281.3 million in 2007.  Average savings account balances decreased from $702.8 million in 2006 to $639.9 million in 2007. Time deposits increased on average by $298.4 million, money market accounts increased by an average of $79.3 million and demand deposits increased by $8.6 million during 2007 compared to 2006.  Changes in balances by type of deposit primarily reflect shifts in consumer demand and not any specific changes in pricing strategy.

The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor to the increase in deposits is the overall increase in the rates paid on deposit accounts. As noted previously the largest growth in deposits is in the categories of time deposits and money market deposits which carry the highest cost in terms of interest rates.  At the same time the Company experienced a deposit outflow in savings accounts which are a relatively low cost source of deposits.

MIX OF AVERAGE SOURCES OF FUNDING
(dollars in Thousands)				2007	2006	Components of
				vs.	vs.	Total Funding
	2007	2006	2005	2006	2005	2007	2006	2005
Demand deposits	$253,703	245,061	235,372	8,642	9,689	8.3%	9.0	9.1
Retail deposits
Savings	639,915	702,790	783,410	(62,875)	(80,620)	21.0	25.8	30.3
Time deposits under $100 thousand	1,066,809	882,280	813,751	184,529	68,529	35.1	32.4	31.4
Interest bearing checking accounts	281,276	287,406	318,167	(6,130)	(30,761)	9.3	10.6	12.3
Money market deposits	340,001	260,751	153,838	79,250	106,913	11.2	9.5	5.9
Total retail deposits	2,328,001	2,133,227	2,069,166	194,774	64,061	76.6	78.3	79.9
Total core deposits	2,581,704	2,378,288	2,304,538	203,416	73,750	84.9	87.3	89.0
Time deposits over $100 thousand	363,938	250,050	201,429	113,888	48,621	12.0	9.2	7.8
Short-term borrowings	95,101	95,239	83,381	(138)	11,858	3.1	3.5	3.2
Long-term debt	42	72	99	(30)	(27)	-	-	-
Total purchased liabilities	459,081	345,361	284,909	113,720	60,452	15.1	12.7	11.0
Total sources of funding	$3,040,785	2,723,649	2,589,447	317,136	134,202	100.0%	100.0	100.0

The overall cost of interest bearing deposits was 2.82% in 2006 compared to 3.32% in 2007. The increase in the average balance of interest bearing deposits, coupled with a 50 basis point increase in the average cost, resulted in an increase of approximately $22.0 million in interest expense to $89.3 million in 2007.

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

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR
(dollars in thousands)	Years Ended December 31,
	2007	2006	2005	2004	2003
Individuals, partnerships and corporations	$2,930,448	2,609,596	2,485,922	2,453,843	2,318,424
U.S. Government	14	19	72	70	73
States and political subdivisions	1,542	4,585	4,875	5,539	9,802
Other (certified and official checks, etc.)	13,638	14,138	15,098	14,727	12,528
Total average deposits by type of depositor	$2,945,642	2,628,338	2,505,967	2,474,179	2,340,827

Other funding sources: The Company had $95.1 million of average short-term borrowings outstanding during 2007 compared to $95.2 million in 2006. The average cost of short-term borrowings was 3.91% in 2007 and 3.89% in 2006. This resulted in interest expense of approximately $3.7 million in 2007 and 2006 .

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company’s growth.

A basic element of TrustCo’s operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 121.8% of net income in 2007 and 105.7% of net income in 2006.  The per share dividend paid in 2007 was $0.64, compared to diluted earnings per share of $0.525.  On February 19, 2008 the Company’s Board declared a quarterly dividend of $0.11 per share, which represents a reduction from the prior quarterly rate of $0.16 per share.  The lower dividend level will allow the company to enhance its capital.  Despite the reduction in the dividend, the Company remains committed to returning to shareholders capital that exceeds its needs.

TrustCo’s Tier 1 capital was 13.53% of risk-adjusted assets at December 31, 2007, and 14.88% of risk-adjusted assets at December 31, 2006. Tier 1 capital to average assets at December 31, 2007 was 6.82%, as compared to 7.67% at year end 2006.

At December 31, 2007 and 2006, TrustCo and Trustco Bank met their respective regulators’ definition of a well capitalized institution.

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

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management’s ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

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

Nonperforming assets at year end 2007 and 2006  totaled $13.0 million and $7.2 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.66% in 2007 and 0.40% in 2006.

NONPERFORMING ASSETS
(dollars in thousands)	As of December 31,
	2007		2006	2005	2004	2003
Loans in nonaccrual status	$12,065		5,713	1,662	557	-
Loans contractually past due 3 payments or more and still accruing interest	19		211	35	-	-
Restructured loans	640		1,189	1,518	2,610	3,260
Total nonperforming loans	12,724		7,113	3,215	3,167	3,260
Foreclosed real estate	293		92	23	-	-
Total nonperforming assets	$13,017		7,205	3,238	3,167	3,260
Allowance for loan losses	34,651		35,616	45,377	49,384	48,739
Allowance coverage of nonperforming loans	2.72	x	5.01	14.11	15.59	14.95
Nonperforming loans as a % of total loans	0.66%		0.40	0.22	0.26	0.28
Nonperforming assets as a % of total assets	0.39		0.23	0.11	0.11	0.12

Included in nonperforming loans at year end 2007 were $12.1 million of loans in nonaccrual status as compared to $5.7 million at year end 2006. There were $19 thousand of loans past due three payments or more and still accruing interest at year end 2007 and $211 thousand at year end 2006.  Restructured loans at year-end 2007 were $640 thousand, compared to $1.2 million at year-end 2006.  The increase in nonperforming loans from 2006 to 2007 primarily reflects softening economic conditions.  Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo and have not changed materially.

At December 31, 2007, nonperforming loans include a mix of commercial and residential loans.  Of total nonperforming loans of $12.7 million, $10.6 million were residential real estate loans and $2.1 million were commercial mortgages.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

Management is aware of no other loans in the Bank’s portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2007, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

There were $2.1 million of nonaccrual commercial mortgages classified as impaired as of December 31, 2007 and $0 as of December 31, 2006.  At year end 2007 and 2006, there were $640 thousand and $1.2 million, respectively, of impaired retail loans. The average balances of all impaired loans were $1.3 million during 2007 and 2006 and $1.9 million in 2005. The Company recognized approximately $154 thousand of interest income on these loans in 2007, $149 thousand in 2006 and $201 thousand in 2005.

At year end 2007 there was $293 thousand of foreclosed real estate as compared to $92 thousand in 2006.

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management’s judgment, representative of the loan portfolio’s inherent risk.

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off (recovery) data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

• the magnitude, nature and trends of recent loan charge-offs, and recoveries,
• the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s business territory, and
• the economic environment in the Upstate New York territory (the Company’s largest geographical area) over the last several years, as well as in the Company’s other market areas.

Management continues to monitor these trends in determining future provisions or credits for loan losses in relation to loan charge offs, recoveries and the level and trends of nonperforming loans.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2007 and 2006 were $5.7 million and $2.1 million, respectively. Most of the increase in charge-offs came in the commercial segment of the portfolio.  Most of the $2.5 million of commercial charge-offs in 2007 were due to two specific customer relationships.  TrustCo believes it has no additional exposure in regard to these relationships.  Charge-offs shifted in 2007 towards a mix of commercial, real estate and installment balances.  During 2006, 88% of charge-offs were on real estate loans, compared to a mix of 43% commercial, 43% real estate and 14% installment in 2007.  Recoveries were $2.2 million in 2007 and $3.5 million in 2006.  The Company recorded a $2.5 million provision for loan losses in 2007 compared to a credit of $3.6 million in 2006. The $2.5 million provision for loan losses in 2007 primarily related to increased net loan charge-offs and the continued growth in the total loan portfolio.  The credit provision for loan losses recorded in 2006 and 2005 was the result of the significant net recoveries in those years and the lessening impact of prior year net charge-off percentages in relation to the allowance methodology, partially offset by growth in the total loan portfolio.

SUMMARY OF LOAN LOSS EXPERIENCE
(dollars in thousands)	2007	2006	2005	2004	2003

Amount of loans outstanding at end of year (less unearned income)	$1,934,914	1,762,514	1,470,719	1,240,065	1,162,266
Average loans outstanding during year (less average unearned income)	1,852,310	1,611,355	1,336,899	1,176,856	1,275,023
Balance of allowance for loan losses at beginning of year	35,616	45,377	49,384	48,739	52,558
Adjustment upon adoption of Staff Accounting Bulletin No. 108	-	(7,600)	-	-	-
Loans charged-off:
Commercial	2,465	19	656	335	432
Residential real estate	2,454	1,863	1,561	5,054	8,651
Installment	787	235	247	408	515
Total	5,706	2,117	2,464	5,797	9,598

Recoveries of loans previously charged-off:
Commercial	77	599	440	446	1,393
Residential real estate	2,056	2,767	4,121	5,334	3,003
Installment	108	165	156	212	183
Total	2,241	3,531	4,717	5,992	4,579
Net loans charged-off (recovered)	3,465	(1,414)	(2,253)	(195)	5,019
Provision (credit) for loan losses	2,500	(3,575)	(6,260)	450	1,200
Balance of allowance for loan losses at end of year	$34,651	35,616	45,377	49,384	48,739
Net charge-offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	0.19%	(0.09)	(0.17)	(0.02)	0.39
Allowance for loan losses as a percent of loans outstanding at end of year	1.79	2.02	3.09	3.98	4.19

Market Risk

The Company’s principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

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

Interest rate risk management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company’s overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model assumes a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this internal model, the fair values of capital projections as of December 31, 2007 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2007. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp and 300 bp or to decrease by 100 bp and 200 bp.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2007	Fair value of Assets
+300 BP	9.80%
+200 BP	10.49
+100 BP	11.45
Current rates	12.35
-100 BP	12.03
-200 BP	11.06

At December 31, 2007 the book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 6.82%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 12.35% of the fair value of assets whereas the current book value of capital to assets is 6.82% at December 31, 2007. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2007. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is liability sensitive for periods through 5 years and asset sensitive in the period over 5 years. The effect of being liability sensitive is that declining interest rates should result in liabilities repricing to lower levels faster than assets repricing to lower levels, thus increasing net interest income.  Conversely, should interest rates rise, the Company’s interest bearing liabilities would reprice up faster than assets, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)			At December 31, 2007
			Repricing in:
	0-90	91-365	1-5	over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$679,662	634,592	868,158	1,092,680	102,459	3,377,551
Cumulative total assets	$679,662	1,314,254	2,182,412	3,275,092	3,377,551
Total liabilities and shareholders' equity	$819,640	691,308	1,168,346	433,253	265,004	3,377,551
Cumulative total liabilities and shareholders' equity	$819,640	1,510,948	2,679,294	3,112,547	3,377,551
Cumulative interest sensitivity gap	$(139,978)	(196,694)	(496,882)	162,545
Cumulative gap as a % of interest earning assets for the period	-20.60%	-14.97	-22.77	4.96
Cumulative interest sensitive assets to liabilities	82.92	86.98	81.45	105.22

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of gap analysis, thus the table should be viewed as a rough framework in the evaluation of interest rate risk.  Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability strategy.

VOLUME AND YIELD ANALYSIS
(dollars in thousands)	2007 vs. 2006			2006 vs. 2005
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$9,953	9,732	221	(3,097)	(8,707)	5,610
Trading securities (taxable)	22,432	22,432	-	-	-	-
Securities available for sale:
Taxable	(28,706)	(29,648)	942	4,926	4,552	374
Tax-exempt	(97)	12	(109)	(892)	(40)	(852)
Total securities available for sale	(28,803)	(29,636)	833	4,034	4,512	(478)
Held to maturity securities (taxable)	542	542	-	-	-	-
Loans, net	16,054	15,705	349	17,768	17,151	617
Total interest income	20,178	18,775	1,403	18,705	12,956	5,749

Interest expense:
Interest bearing checking accounts	(446)	(27)	(419)	(73)	(141)	68
Savings	(1,821)	(903)	(918)	4,031	(763)	4,794
Time deposits and money markets	24,300	16,130	8,170	19,644	7,206	12,438
Short-term borrowings	13	(6)	19	1,682	322	1,360
Long-term debt	(2)	(2)	-	(1)	(1)	-
Total interest expense	22,044	15,192	6,852	25,283	6,623	18,660
Net interest income (TE)	$(1,866)	3,583	(5,449)	(6,578)	6,333	(12,911)

Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

Liquidity Risk

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank’s network of branches, the mix of assets and liabilities, and general economic conditions.

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.58 billion in 2007 and $2.38 billion in 2006. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2007, the average balance of purchased liabilities was $459.1 million, compared with $345.4 million in 2006.

TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2007, TrustCo’s loan to deposit ratio was 64.06%, up from 62.96%  at December 31, 2006, while the median peer group ratios of 100.19% and 95.17%, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2007 and 2006, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $267.7 million and $297.6 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.0 million and $4.3 million at December 31, 2007 and 2006, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2007 and 2006 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $17.8 million in 2007, $14.9 million in 2006 and $25.3 million in 2005. Included in the 2007 results are $217 thousand of net securities gains compared with net losses of $596 thousand in 2006 and net gains of approximately $6.0 million in 2005.  Net trading gains of $891 thousand were recorded in 2007. There were no trading gains or losses prior to 2007.  Excluding securities and trading gains and losses, noninterest income was $16.7 million in 2007,  $15.5 million in 2006 and  $19.3 million in 2005.

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.7 million in 2007, $5.5 million in 2006, and $6.0 million in 2005. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2007 and 2006 assets under management by the Trust Department were approximately $915.8 million and $901.4 million, respectively.

Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

Included in the category of other noninterest income are certain transactions that occurred in 2005 as follows:
•the sale of the former operations center in Schenectady at a net gain of approximately $600 thousand,
•the sale of the credit card portfolio for a net gain of approximately $1.4 million and

•the sale of the Canajoharie Branch for a net gain of approximately $600 thousand.

Similar items did not recur in 2006 or 2007.

NONINTEREST INCOME
(dollars in thousands)	For the year ended December 31,			2007 vs. 2006
	2007	2006	2005	Amount	Percent
Trust department income	$5,743	5,463	6,009	280	5.1%
Fees for services to customers	9,498	8,572	8,171	926	10.8%
Net trading gains	891	-	-	891	100.0%
Net gain (loss) on securities transactions	217	(596)	5,999	813	136.4%
Other	1,413	1,420	5,110	(7)	-0.5%
Total noninterest income	$17,762	14,859	25,289	2,903	19.5%

Noninterest expense: Noninterest expense was $53.6 million in 2007, compared with $49.1 million in 2006 and $46.2 million in 2005. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo’s efficiency ratio was 45.5% in 2007, 42.0% in 2006 and 38.3% in 2005. Excluded from the efficiency ratio calculation was $1.1 million of non-recurring income items in 2007, $22 thousand of net losses from non-recurring income items in 2006, and $3.2 million of non-recurring income in 2005.  These revenue items primarily consisted of gain and losses on sale of various assets (including securities).  Additionally, $806 thousand, $56 thousand and $812 thousand of non-recurring expenses primarily consisting of computer consulting costs for 2007, 2006 and 2005, respectively, were excluded from the calculation.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2007 vs. 2006
	2007	2006	2005	Amount	Percent
Salaries and employee benefits	$20,268	18,427	18,663	1,841	10%
Net occupancy expense	10,164	7,947	7,308	2,217	28%
Equipment expense	3,369	3,042	2,721	327	11%
Professional Services	4,152	3,925	3,372	227	6%
Outsourced Services	4,309	4,246	4,093	63	1%
Advertising Expense	2,343	2,277	1,415	66	3%
Other real estate (income) expense, net	(11)	27	(617)	(38)	-141%
Other	8,999	9,171	9,277	(172)	-2%
Total noninterest expense	$53,593	49,062	46,232	4,531	9%

Salaries and employee benefits are the most significant component of noninterest expense. For 2007, these expenses amounted to $20.3 million, compared with $18.4 million in 2006, and $18.7 million in 2005.  The increase in salaries and benefits was primarily due to the Company’s branch expansion program.

Net occupancy expense increased $2.2 million to $10.2 million between 2006 and 2007 and increased by $639 thousand from 2005 to 2006 due primarily to new branch openings during 2006 and 2007. Equipment expense, increased $327 thousand for 2007 to $3.4 million as compared to $3.0 million in 2006, and increased by $321 thousand in 2006 compared to 2005. The increase in net occupancy expense and equipment expense is the result of new equipment purchased for the branch expansion program.

Professional services expense increased to $4.2 million in 2007 compared to $3.9 million in 2006 and $3.4 million in 2005. The increase in professional service expense is due primarily to additional fees for legal, accounting and tax advice.

Outsourced service expense was $4.3 million in 2007 compared to $4.2 million in 2006 and $4.1 million in 2005. The increase is the result of increased volumes.

Advertising expense was $2.3 million in both 2007 and 2006, and was $1.4 in 2005. The increase in 2006 was the result of expenses for advertising and promotional programs with respect to new branch openings and increased efforts throughout the various areas TrustCo operates.  In 2007 a shift to utilize internal resources more heavily helped to hold costs flat despite a significant number of new branches opened.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2007, TrustCo recognized income tax expense of $18.6 million, as compared to $22.3 million in 2006 and $30.8 million in 2005. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $20.1 million and $21.9 million at December 31, 2007 and 2006, respectively, will be realized. In addition to the deferred tax asset described above, the Company has $502 thousand and $6.8 million at December 31, 2007 and 2006, respectively of a deferred tax asset relative to the net unrealized losses on securities available for sale and a deferred tax liability at December 31, 2007 of $5.3 million and $4.8 million at December 31, 2006 as a result of the overfunded portion in the Company’s pension and post retirement benefit plans.

Certain tax strategies utilized by the Company prior to 2007 may be negatively effected by proposed New York State budget proposals. Should these budget proposals be implemented, future tax expense would be expected to increase.

Contractual Obligations
The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2007:
(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Federal Home
Loan Bank borrowings	$29	-	-	-	29
Operating leases	4,211	8,262	7,832	36,818	57,123
Total	$4,240	8,262	7,832	36,818	57,152

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million per year through 2013.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.5 million to $1.7 million through 2017. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.1 million as of December 31, 2007 and $4.7 million as of December 31, 2006. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The consolidated financial statements for the years ended 2007, 2006 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.  As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Adoption of New Accounting Pronouncements

(a) Statements of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”, and No. 157 “Fair Value Measurements”.

Effective January 1, 2007 TrustCo elected early adoption of Statements of Financial Accounting Standards (SFAS) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No. 159), and No. 157 “Fair Value Measurements” (SFAS No. 157).  SFAS No. 159, which was issued in February 2007, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates.  SFAS No. 157 generally establishes the definition of fair value and expands disclosures about fair value measurement.  This statement establishes a hierarchy of the levels of fair value measurement techniques.  Upon adoption of SFAS No. 159, TrustCo elected to apply the fair value option for certain U.S. government sponsored enterprises securities with lower yields, which generally had longer duration, that were classified in the available for sale portfolio totaling approximately $517 million ($502 million at fair value).  Prior to the adoption of SFAS No. 159, the Company intended to hold these securities until a market price recovery or possibly to maturity.  The Company changed its intent with respect to these securities to enable the Company to record these losses directly to undivided profits rather than current income based on the transition provisions of SFAS No. 159 by electing the fair value option for these securities.  As a result, unrealized losses, net of taxes, of $8.6 million were directly recorded to undivided profits. This charge to undivided profits had no overall impact on total shareholders’ equity because the fair value adjustment had previously been included as an element of shareholders’ equity in the accumulated other comprehensive income (loss) account, net of tax.

As a result of TrustCo’s fair value measurement election for the above financial instruments, TrustCo recorded $3.4 million of pre-tax unrealized trading gains in its first quarter earnings for the change in fair value of such instruments from the effective election date of January 1, 2007 to March 31, 2007.  Additionally, TrustCo sold in the second quarter all of these securities and recognized pre-tax trading losses of $2.8 million in the second quarter.  While the proceeds from this sale were initially invested in federal funds sold, the Company re-invested these proceeds by purchasing securities, primarily U.S. government sponsored enterprises, for its trading portfolio.  As of December 31, 2007 $465 million of U.S. government sponsored enterprises securities were held in the trading portfolio.  TrustCo believes that its adoption of the standard will have a positive impact on its ability to manage its investment portfolio because it will enable the Company to sell the securities that it has elected the fair value option for without recording other-than-temporary impairment on the remainder of the available-for-sale portfolio.  Additionally, recording the unrealized losses on these securities directly to undivided profits as part of the transition adjustment will benefit future periods’ net income because the January 1, 2007 unrealized loss will not be realized in the income statement when the security is subsequently sold.

As already stated, the Company recorded a $8.6 million charge, net of tax, to undivided profits as a result of adopting SFAS No. 159 as of January 1, 2007.  Had the Company not adopted this new accounting standard and reclassified the available-for-sale securities to trading account assets as of that date, the charge to capital would have been recorded as a charge to net income.

The following table presents information relative to the assets identified for the fair value option of accounting as of the initial implementation date of January 1, 2007:

(dollars in thousands)	Statement of Condition 12/31/06 Prior to adoption	Net Loss recognized in undivided profits upon adoption	Statement of Condition after a doption of Fair Value Option

Securities available for sale transferred to trading account assets:
Amortized cost	$516,558	(14,313)	502,245
Unrealized depreciation	(14,313)	14,313	-
Net transferred to trading account assets	$502,245	-	502,245

The securities transferred to trading account assets as of January 1, 2007 were included previously in the available for sale portfolio as Government sponsored enterprises.

TrustCo determined that it would be appropriate to account for certain of the Government sponsored enterprises securities at fair value based upon the relatively low interest rate on these bonds.  Government sponsored enterprises bonds held by Trustco Bank in the available for sale portfolio as of January 1, 2007 under a predetermined interest rate (generally 5.45% or below) were identified as bonds to be recorded at fair value (the bonds also had an average life to maturity of approximately 9 years).  Interest on trading account securities are recorded in the Consolidated Statements of Income based upon the coupon of the underlying bond and the par value of the securities.  Unrealized gains and losses on the trading account securities are recognized based upon the fair value at period end compared to the beginning of that period.

After the adoption of SFAS 159 as of January 1, 2007 there were $232.3 million of remaining Government sponsored enterprises obligations classified as available for sale securities which had gross unrealized losses of $3.3 million.  These securities were primarily higher yielding assets and generally had shorter terms to final maturity.  It is management’s intention that Government sponsored enterprises securities that remain in the available for sale portfolio after the adoption of SFAS 159 will be held to generate relatively higher yields or provide liquidity in the form of maturing or called securities.  Upon adoption of SFAS 159, the yield on the securities in the available for sale portfolio ranged from 4.30% to 5.82%, and had an average term to maturity of 7 years ranging from 2007 – 2019 final maturity.

The following tables presents the financial instruments recorded at fair value by the Company as of December 31, 2007.

(dollars in thousands)	Fair value measurements at December 31, 2007 using:

	Total carrying
	amount in			Quoted prices in
	statement of	Statement 107 Fair	Fair value	active markets for	Significant other
	financial condition	Value Estimate	measurement	identical assets	observable input
Description	as of 12/31/07	as of 12/31/07	as of 12/31/07	(Level 1)	(Level 2)
Securities available for sale	$578,892	578,892	578,892	-	578,892
Trading securities	465,151	465,151	465,151	-	465,151
Other real estate owned	293	293	293	-	293

Change in fair value for the 12 month period
from January 1, 2007 to December 31, 2007 for
items measured at
fair value pursuant to
election of the Fair Value Option

Total Changes
	Unrealized	Included in
	Trading	Values Included in
	Gains	Period Earnings

Securities available-for-sale	$-	-
Trading account securities	891	891
Other real estate owned	-	-

Securities available for sale and trading account securities are fair valued utilizing an independent bond pricing service.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids and quotes of significantly similar securities and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.  Other real estate owned fair value is determined by observable comparable sales and property valuation techniques.

(b) FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” as amended by FSP No. 48-1 “Definition of Settlement in FASB Interpretation No. 48.”

TrustCo adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return.  As a result of the Company’s adoption of FIN 48, there were no required adjustments to the Company’s consolidated financial statements.

Trustco also adopted FASB Staff Position (FSP) No. 48-1 “Definition of Settlement in FASB Interpretation No. 48 (FSP 48-1)”. FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Corporation’s financial statements.

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized.  For 2007, the Company has recognized interest expense on the uncertain tax position as an element of other expenses and nothing for potential tax penalties.

For the twelve month period ended December 31, 2007 the unrecognized tax benefit and change in that benefit from the beginning of the year is as follows:

(Dollars in thousands)

Balance January 1, 2007	$3,392
Additional unrecognized benefit for the period from 1/1/07 to 12/31/07	631

Balance December 31, 2007	$4,023

If the unrecognized tax benefit were to be recognized for financial reporting purposes the impact would be to decrease total tax expense by the balance not previously recognized (as of December 31, 2007 that amount would be $2.6 million, after tax).  Interest expense of $347 thousand has been recorded during 2007 and included in accrued expenses and other liabilities (no penalties have been accrued).  The total accrual for interest expense included in the statement of financial condition is $736 thousand and is included in accrued expenses and other liabilities.

Open Federal tax years are 2004 through 2007, and for New York State they are 2003 through 2007.  The 2006 state and federal tax returns were filed in the third quarter of 2007. The IRS is currently examining the 2004 and 2005 returns and any adjustments are not expected to materially impact reported tax amounts.

The New York State tax returns are currently under audit for the periods that the uncertain tax return position was initiated. The Company does not believe the unrecognized tax benefit will significantly increase or decrease within the next twelve months unless the New York State tax return audits are completed, and an unfavorable adjustment is recognized.  It is reasonably possible that a reduction in the estimate may occur, however, a quantification of a reasonable range cannot be determined.

(c) Accounting for Defined Benefit Pension and Other Post Retirement Plans
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) “(SFAS No. 158). For defined benefit and post retirement plans, SFAS No. 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer’s fiscal year, and that changes in funded status be measured as of the end of the employer’s fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. SFAS No. 158 does not change the amount of net periodic benefit cost (income) included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status was effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the employer’s fiscal year was effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the consolidated statement of financial condition at December 31, 2006. Balances previously  recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholder’s equity.

(d) Prior Year Immaterial Uncorrected Misstatements
In September 2006, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 requires quantification of prior year immaterial uncorrected misstatements under both the “rollover approach” and the “iron curtain approach.” The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 were required to be applied to financial statements for fiscal years ending after November 15, 2006.
As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders’ equity as a cumulative effect adjustment to undivided profits, a component of shareholders’ equity.
The entries to reduce other liabilities were in connection with the following items:
Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.
Approximately $1.9 million of unused accrued expenses related to credit risk on long term letters of credit acquired in a 1991 aquisition. These letters of credit generally expired through the mid 1990’s.
Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter without requiring full payment.
Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.
These misstatements were not material to the consolidated financial statements in each of the respective years affected.
The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company’s extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as “life of the loan” approach), and the Company did not consider qualitative factors which impacts the credit quality of the respective loan categories.  The misstatement of the provision for loan losses was not considered material to the Company’s consolidated financial statements in any of the respective years impacted by these misstatements.
Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items were adjusted effective as of January 1, 2006.
In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2007 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

SFAS No. 141, “Business Combinations (Revised 2007).” SFAS 141R replaces SFAS 141, “Business Combinations,” and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, “Accounting for Contingencies.” SFAS 141R is expected to have a significant impact on the Company’s accounting for business combinations closing on or after January 1, 2009.

SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51.” SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements, because the Company does not currently have a noncontrolling interest in a subsidiary.

FSP No. 48-1 “Definition of Settlement in FASB Interpretation No. 48.” FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Company’s financial statements.

SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB No. 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments,” and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 is not expected to have a material impact on the Company’s financial statements.

Forward-Looking Statements

Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo’s press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, (5) real estate and collateral values, and (6) changes in local market areas and general business and economic trends. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION
(dollars in thousands, except per share data)
	2007					2006
	O1	Q2	Q3	Q4	Year	O1	Q2	Q3	Q4	Year
Income statement:
Interest income	$45,281	47,548	48,839	47,750	189,418	40,709	41,942	42,842	43,714	169,207
Interest expense	21,560	23,566	24,284	23,574	92,984	15,198	17,018	18,479	20,245	70,940
Net interest income	23,721	23,982	24,555	24,176	96,434	25,511	24,924	24,363	23,469	98,267
Provision (credit) for loan losses	-	-	-	2,500	2,500	(1,800)	(1,775)	-	-	(3,575)
Net interest income after provison (credit) for loan losses	23,721	23,982	24,555	21,676	93,934	27,311	26,699	24,363	23,469	101,842
Noninterest income	7,548	1,146	4,751	4,317	17,762	3,305	3,917	3,895	3,742	14,859
Noninterest expense	12,706	13,458	13,597	13,832	53,593	11,925	11,986	11,699	13,452	49,062
Income before income taxes	18,563	11,670	15,709	12,161	58,103	18,691	18,630	16,559	13,759	67,639
Income tax expense	6,249	3,563	5,069	3,755	18,636	6,325	6,206	5,380	4,403	22,314
Net income	$12,314	8,107	10,640	8,406	39,467	12,366	12,424	11,179	9,356	45,325
Per share data:
Basic earnings	$0.164	0.108	0.142	0.112	0.525	0.165	0.166	0.149	0.125	0.605
Diluted earnings	0.164	0.108	0.141	0.111	0.525	0.164	0.165	0.149	0.125	0.603
Cash dividends declared	0.160	0.160	0.160	0.160	0.640	0.160	0.160	0.160	0.160	0.640

FIVE YEAR SUMMARY OF FINANCIAL DATA
(dollars in thousands, except per share data)	Years Ended December 31,
	2007	2006	2005	2004	2003
Statement of income data:
Interest income	$189,418	169,207	150,174	138,786	137,130
Interest expense	92,984	70,940	45,657	38,757	40,739
Net interest income	96,434	98,267	104,517	100,029	96,391
Provision (credit) for loan losses	2,500	(3,575)	(6,260)	450	1,200
Net interest income after provision (credit)for loan losses	93,934	101,842	110,777	99,579	95,191
Noninterest income	16,654	15,455	19,290	18,253	19,842
Net trading gains	891	-	-	-	-
Net gain (loss) on securities transactions	217	(596)	5,999	13,712	9,807
Noninterest expense	53,593	49,062	46,232	48,165	48,486
Income before income taxes	58,103	67,639	89,834	83,379	76,354
Income taxes	18,636	22,314	30,845	26,839	23,323
Net income	$39,467	45,325	58,989	56,540	53,031
Share data:
Average equivalent diluted shares (in thousands)	75,202	75,149	75,397	75,081	75,306
Tangible book value	$3.14	3.19	3.05	3.02	3.06
Cash dividends	0.640	0.640	0.610	0.600	0.600
Basic earnings	0.525	0.605	0.787	0.761	0.713
Diluted earnings	0.525	0.603	0.782	0.753	0.704
Financial:
Return on average assets	1.20%	1.52	2.07	2.00	1.96
Return on average shareholders' equity	17.19	18.71	26.07	26.65	26.21
Cash dividend payout ratio	121.79	105.70	77.46	78.83	83.98
Tier 1 capital to average assets (leverage ratio)	6.82	7.67	8.04	7.74	7.53
Tier 1 capital as a % of total risk adjusted assets	13.53	14.88	16.58	17.09	16.54
Total capital as a % of total risk adjusted assets	14.79	16.14	17.85	18.37	17.82
Efficiency ratio	45.45	42.03	38.29	38.78	38.33
Net interest margin	3.10%	3.50	3.90	3.85	3.94
Average balances:
Total assets	$3,297,881	2,973,952	2,844,974	2,828,195	2,710,175
Earning assets	3,212,037	2,900,253	2,767,214	2,729,280	2,606,292
Loans, net	1,852,310	1,611,355	1,336,899	1,176,856	1,275,023
Allowance for loan losses	(34,939)	(35,538)	(47,653)	(49,299)	(51,311)
Trading securities	428,389	-	-	-	-
Securities available for sale	549,277	1,108,631	1,024,184	1,057,845	833,905
Held to maturity securities	9,096	-	-	-	-
Deposits	2,945,642	2,628,338	2,505,967	2,474,179	2,340,827
Short-term borrowings	95,101	95,239	83,381	100,855	107,799
Long-term debt	42	72	99	151	326
Shareholders' equity	233,158	230,259	226,571	223,719	225,045

Glossary of Terms

Allowance for Loan Losses
A balance sheet account which represents management’s estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.
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
Restructured Loans
A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.
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
Subprime Loans
Loans to borrowers which display one or more characteristics of reduced payment capacity.
Tangible Book Value Per Share
Total shareholders’ equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.
Taxable Equivalent (TE)
Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.
Tier 1 Capital
Total shareholders’ equity accumulated other comprehensive income.

Section 3

Management’s Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting. TrustCo’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2007, the Company maintained effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
President and
Chief Executive Officer

/s/ Robert T. Cushing
Executive Vice President and
Chief Financial Officer

/s/ Scot R. Salvador
Executive Vice President and
Chief Banking Officer

February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited TrustCo Bank Corp NY’s (the Company’s) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 26, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Albany, New York
February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendement of FASB Statement No. 115” as of January 1, 2007.  Also, the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendement of FASB Statements No. 87, 88, 106 and 132(R)” as of December 31, 2006, and Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Missatements in Current Year Fianancial Statements” as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Albany, New York
February 26, 2008

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2007	2006	2005

Interest and dividend income:
Interest and fees on loans	$120,461	104,400	86,636
Interest and dividends on securities available for sale:
U. S. Treasuries and agencies and government sponsored enterprises	13,183	40,858	34,506
States and political subdivisions	5,698	5,762	6,301
Mortgage-backed securities and collateralized mortgage obligations	7,553	8,661	9,738
Other	684	614	984
Total interest and dividends on securities available for sale	27,118	55,895	51,529

Interest on trading securities - U. S. government sponsored enterprises	22,432	-	-
Interest on held to maturity securities - U. S. government sponsored enterprises	542	-	-
Interest on federal funds sold and other short-term investments	18,865	8,912	12,009
Total interest income	189,418	169,207	150,174

Interest expense:
Interest on deposits	89,261	67,228	43,626
Interest on short-term borrowings	3,721	3,708	2,026
Interest on long-term debt	2	4	5
Total interest expense	92,984	70,940	45,657

Net interest income	96,434	98,267	104,517
Provision (credit) for loan losses	2,500	(3,575)	(6,260)
Net interest income after provision (credit) for loan losses	93,934	101,842	110,777

Noninterest income:
Trust department income	5,743	5,463	6,009
Fees for services to customers	9,498	8,572	8,171
Net trading gains	891	-	-
Net gain (loss) on securities transactions	217	(596)	5,999
Other	1,413	1,420	5,110
Total noninterest income	17,762	14,859	25,289

Noninterest expenses:
Salaries and employee benefits	20,268	18,427	18,663
Net occupancy expense	10,164	7,947	7,308
Equipment expense	3,369	3,042	2,721
Professional services	4,152	3,925	3,372
Outsourced Services	4,309	4,246	4,093
Advertising expense	2,343	2,277	1,415
Other real estate (income) expense, net	(11)	27	(617)
Other	8,999	9,171	9,277
Total noninterest expenses	53,593	49,062	46,232

Income before income taxes	58,103	67,639	89,834
Income taxes	18,636	22,314	30,845
Net income	$39,467	45,325	58,989

Earnings per share:
Basic	$0.525	0.605	0.787
Diluted	$0.525	0.603	0.782
See accompanying notes to consolidated interim financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2007	2006

ASSETS

Cash and due from banks	$58,156	47,889
Federal funds sold and other short term investments	286,764	243,449
Total cash and cash equivalents	344,920	291,338
Trading securities	465,151	-
Securities available for sale	578,892	1,048,270
Held to maturity securities ($15,175 fair value at December 31, 2007)	15,000	-
Loans, net	1,934,914	1,762,514
Less: Allowance for loan losses	34,651	35,616
Net loans	1,900,263	1,726,898
Bank premises and equipment	29,193	24,050
Other assets	44,132	70,631

Total assets	$3,377,551	3,161,187

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$262,863	259,401
Savings	609,064	662,310
Interest-bearing checking accounts	293,027	290,784
Money market deposit accounts	341,790	310,719
Certificates of deposit (in denominations of $100,000 or more)	390,328	299,813
Other time accounts	1,123,226	976,356
Total deposits	3,020,298	2,799,383
Short-term borrowings	92,220	95,507
Long-term debt	29	59
Accrued expenses and other liabilities	27,936	26,715
Total liabilities	3,140,483	2,921,664

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 82,373,165 and 82,149,776 shares issued at December 31, 2007 and 2006, respectively	82,373	82,150
Surplus	121,961	119,313
Undivided profits	93,099	110,304
Accumulated other comprehensive income (loss), net of tax	7,230	(2,928)
Treasury stock; 7,047,297 and 7,276,450 shares, at cost, at December 31, 2007and 2006, respectively	(67,595)	(69,316)
Total shareholders' equity	237,068	239,523
Total liabilities and shareholders' equity	$3,377,551	3,161,187

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands, except per share data)	Three Years Ended December 31, 2007
				Accumulated
				Other
				Comprehensive
	Capital		Undivided	Income	Comprehensive	Treasury
	Stock	Surplus	Profits	(Loss)	Income (Loss)	Stock	Total

Beginning balance, January 1, 2005	$81,728	114,218	90,018	4,459		(64,591)	225,832
Comprehensive income:
Net Income - 2005	-	-	58,989	-	58,989	-	58,989
Other comprehensive loss, net of tax:
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pretax loss of $11,487)	-	-	-	-	(6,905)	-	-
Reclassification adjustment for net gain realized in net income during the year (pretax gain $5,999)	-	-	-	-	(3,608)	-	-
Other comprehensive loss	-	-	-	(10,513)	(10,513)	-	(10,513)
Comprehensive income					48,476
Cash dividend declared, $.610 per share	-	-	(45,692)	-		-	(45,692)
Stock options exercised and related tax benefits	392	3,426	-	-		-	3,818
Stock based compensation expense	-	77	-	-		-	77
Treasury stock purchased (1,172,366 shares)	-	-	-	-		(14,846)	(14,846)
Sale of treasury stock (1,016,367 shares)	-	49	-	-		10,947	10,996
Ending balance, December 31, 2005	82,120	117,770	103,315	(6,054)		(68,490)	228,661
Adjustment to January 1, 2006 beginning balance for adoption of SAB No. 108, net of tax	-	-	9,571	-		-	9,571
January 1, 2006 beginning balance, as adjusted	82,120	117,770	112,886	(6,054)		(68,490)	238,232
Comprehensive income:
Net Income - 2006	-	-	45,325	-	45,325	-	45,325
Other comprehensive loss, net of tax:
Previously unrecognized overfunded position in pension and post retirement benefit plans, net of tax (pre-tax overfunded of $12,096)	-	-	-	7,272	-	-	7,272
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pretax loss of $7,492)	-	-	-	-	(4,504)	-	-
Reclassification adjustment for net loss realized in net income during the year (pretax loss $596)	-	-	-	-	358	-	-
Other comprehensive loss	-	-	-	(4,146)	(4,146)	-	(4,146)
Comprehensive income					41,179
Cash dividend declared, $.640 per share	-	-	(47,907)	-		-	(47,907)
Stock options exercised and related tax benefits	30	554	-	-		-	584
Treasury stock purchased (733,413 shares)	-	-	-	-		(8,801)	(8,801)
Sale of treasury stock (800,746 shares)	-	989	-	-		7,975	8,964
Ending balance, December 31, 2006	82,150	119,313	110,304	(2,928)		(69,316)	239,523
Adjustment to initially apply SFAS No. 159, net of tax	-	-	(8,606)	8,606		-	-
Comprehensive income:
Net Income - 2007	-	-	39,467	-	39,467	-	39,467
Other comprehensive income, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $1,673)	-	-	-	-	1,005	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pretax of $484)	-	-	-	-	(291)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pretax gain of $1,610)	-	-	-	-	969	-	-
Reclassification adjustment for net gain realized in net income during the year (pretax gain $217)	-	-	-	-	(131)	-	-
Other comprehensive income	-	-	-	1,552	1,552	-	1,552
Comprehensive income					41,019
Cash dividend declared, $.640 per share	-	-	(48,066)	-		-	(48,066)
Stock options exercised and related tax benefits	223	1,893	-	-		-	2,116
Treasury stock purchased (569,348 shares)	-	-	-	-		(5,908)	(5,908)
Sale of treasury stock (798,501 shares)	-	669	-	-		7,629	8,298
Stock based compensation expense	-	86	-	-		-	86
Ending balance, December 31, 2007	$82,373	121,961	93,099	7,230		(67,595)	237,068

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(dollars in thousands)
	Years Ended December 31,
	2007	2006	2006

Increase /(decrease) in cash and cash equivalents

Cash flows from operating activities:
Net income	$39,467	45,325	58,989

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,116	2,671	2,690
Gain on sale of other real estate owned	(165)	(47)	(690)
Provision (credit) for loan losses	2,500	(3,575)	(6,260)
Deferred tax expense	1,782	2,004	2,874
Stock based compensation expense	86	-	-
Net loss (gain) on sale of bank premises and equipment	-	131	(665)
Net (gain) loss on sale of securities available for sale	(217)	596	(5,999)
Proceeds from sales and calls of trading securities	577,906	-	-
Purchases of trading securities	(915,255)	-	-
Proceeds from maturities of trading securities	375,334	-	-
Net trading gains	(891)	-	-
Decrease in taxes receivable	20,087	7,265	2,760
Decrease (increase) in interest receivable	3,110	(2,159)	(3,761)
Increase in interest payable	596	825	659
Decrease in other assets	1,879	(5,212)	(5,289)
Increase (decrease) in accrued expenses and other liabilities	625	561	(665)

Total adjustments	70,493	3,060	(14,346)
Net cash provided by operating activities	109,960	48,385	44,643

Cash flows from investing activities:

Proceeds from sales and calls of securities available for sale	99,978	97,842	275,855
Purchases of securities available for sale	(198,034)	(95,314)	(477,210)
Proceeds from maturities of securities available for sale	66,799	25,786	1,781
Proceeds from calls of held to maturity securities	10,000	-	-
Purchases of held to maturity securities	(25,000)	-	-
Net increase in loans	(176,202)	(290,581)	(228,457)
Proceeds from dispositions of other real estate owned	302	178	723
Proceeds from dispositions of bank premises and equipment	-	73	2,576
Purchases of bank premises and equipment	(8,259)	(5,191)	(3,855)
Net cash used in investing activities	(230,416)	(267,207)	(428,587)

Cash flows from financing activities:

Net increase in deposits	220,915	236,896	35,385
Net (decrease) increase in short-term borrowings	(3,287)	7,572	9,956
Repayment of long-term debt	(30)	(28)	(27)
Proceeds from exercise of stock options and related tax benefits	2,116	584	3,818
Proceeds from sale of treasury stock	8,298	8,964	10,996
Purchase of treasury stock	(5,908)	(8,801)	(14,846)
Dividends paid	(48,066)	(47,890)	(44,905)

Net cash provided by financing activities	174,038	197,297	377
Net increase (decrease) in cash and cash equivalents	53,582	(21,525)	(383,567)
Cash and cash equivalents at beginning of period	291,338	312,863	696,430
Cash and cash equivalents at end of period	$344,920	291,338	312,863

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$92,388	70,115	44,998
Income taxes (refunded) paid	(1,512)	14,999	27,388
Non cash investing and financing activites:
Transfer of loans to other real estate owned	337	200	56
Increase in dividends payable	-	17	787
Change in unrealized loss on securities available for sale-gross of deferred taxes (excluding $14,313 unrealized loss transferred to undivided profits in 2007 from adoption of SFAS No. 159), net of reclassification adjustment	1,393	(6,896)	(17,486)

Change in deferred tax effect on unrealized loss on securities available for sale, net of reclassification adjustment	(555)	2,750	6,973
Non-cash stock-based compensation expense, net of tax	-	-	77
Amortization of prior service cost on pension and post retirement plans	(484)	-	-
Change in deferred tax effect of amortization of prior service cost	193	-	-
Securities available for sale transferred to trading securities	516,558	-	-
Cumulative effect of the adoption of SFAS No.
159-net of deferred taxes ($14,313 gross of deferred taxes)	8,606	-	-
Change in overfunded portion of SFAS No. 158 - gross	1,673	12,096	-
Deferred tax effect of change in overfunded portion of SFAS No. 158	(668)	(4,824)	-
Cumulative effect of the adoption of Staff Accounting Bulletin No. 108-gross of deferred taxes	-	15,877	-
Deferred tax effect of the adoption of Staff
Accounting Bulletin No. 108	-	(6,306)	-

See accompanying notes to consolidated financial statements.

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

Trading securities
Trading securities are recorded at their fair value with the current period change in fair value recorded as net trading gains and losses on the consolidated statements of income.

Securities Available for Sale
Securities available for sale are carried at approximate fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available
fair value.
The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the interest method.
Gains and losses on the sale of securities available for sale are based on the amortized cost of the specific security sold at trade date.

Held to Maturity
Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes that any decline in fair value for these securities is temporary.  Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other –than-temporary impairment is identified.

Loans
Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as adjustments to interest income over the applicable loan term.
Nonperforming loans include nonaccrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in nonaccrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection. Loans may be removed from nonaccrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from nonaccrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.
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
In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

Bank Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for premises and leasehold improvements and 3 to 7 years for furniture and equipment.

Other Real Estate Owned
Other real estate owned are assets acquired through foreclosures on loans.
Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) “cost” (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains on sale are included in noninterest expense.

Income Taxes
Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions
Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2008 Trustco Bank can pay cash dividends to the Company equal to year-to-date net profits, as defined.

Benefit Plans
The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee’s compensation. This plan was frozen as of December 31, 2006.
The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company’s medical plan by which retirees pay all of their premiums. At age 65, the Company provides access to a Medicare Supplemental program for retirees.
As of December 31, 2006 the Company adopted Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” that required the Company to recognize on the Consolidated Statement of Condition the funded status of the pension plan and post retirement plan. This resulted in an increase in accumulated other comprehensive income of $7.3 million and an increase in other assets of $12.1 million.

Stock Option Plans
The Company has stock option plans for officers and directors. Effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised) “Share Based Payment” (SFAS 123R) using the modified prospective method. Previously the Company had adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”).
The Company's stock option plans were previously accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion 25”) and as such, no compensation expense was ordinarily recorded for these plans.
In the fourth quarter of 2005, the Board of Directors of the Company approved the accelerated vesting of all outstanding unvested stock options to purchase shares of common stock. These options were previously awarded to executive officers and employees under the 1995 and 2004 Stock Option Plans. By accelerating the vesting of these options the Company estimates that approximately $1.3 million of future compensation expense, net of tax, was eliminated which would have been recorded under SFAS 123R subsequent to its adoption on January 1, 2006. The stock option accelerations were done in anticipation of SFAS 123R on January 1, 2006.
Options to purchase 882,100 shares of the Company’s common stock, which would otherwise have vested from time to time over the four years subsequent to 2005, became immediately vested and exercisable as a result of this action. The number of shares and exercise prices of the options subject to the acceleration remained unchanged. Also, all of the other terms of the options remain the same. The Company recorded $127 thousand of expense related to this acceleration based upon an analysis performed in accordance with APB Opinion 25.
The accelerated options included 749,500 options held by executive officers and 132,600 options held by other employees. Based upon the Company’s closing stock price of $12.76 per share on the date of accelerated vesting certain of the options were below and others above the closing market price as follows:

Grant	Accelerated	Exercise
Date	Vesting Shares	Price
2005	411,200	$12.15
2004	394,500	$13.55
2002	76,400	$11.83
	882,100

    The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in the statement of income in future periods upon the adoption of SFAS 123R.
    Had compensation expense for 2005 for the Company’s stock option plans been determined consistent with SFAS 123, the Company’s net income and earnings per share would have been as follows:

(dollars in thousands,
except per share data)
Net income:
As reported	$58,989

Deduct: total stock-based compensation expense, net of related tax effects	(2,035)
Pro forma net income	$56,954
Earnings per share:
Basic - as reported	$0.787
Basis - pro forma	0.760
Diluted - as reported	0.782
Diluted - pro forma	0.755

The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model and calculated in accordance with SFAS No. 123 was as follows for options granted in 2005:

Employees'	Directors'
Plan	Plan

$1.675	1.480

The following assumptions were utilized in the calculation of the fair value of the options under SFAS No. 123 for options granted in 2005:

	Employees'		Directors'
	Plan		Plan

Expected dividend yield:	4.95%		4.95
Risk-free interest rate:	3.91		3.76
Expected volatility rate:	21.25		19.76
Expected lives	7.5	years	6.0

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

Reclassification of Prior Year Statements
It is the Company’s policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting
The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with new Company operations in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Cash and Cash Equivalents
The Company classifies cash on hand, cash due from banks, federal funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets
Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. Trust assets under management as of December 31, 2007 and 2006 are $916 million and $901 million, respectively.

Comprehensive Income
Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders’ equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the overfunded position of the pension and post retirement benefit plans. The Company has reported comprehensive income and  its components in the Consolidated Statements of Changes in Shareholders’ Equity. Accumulated other comprehensive income or loss, which is a component of shareholders’ equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the overfunded position in the Company’s pension plan and post retirement benefit plans, net of tax.

(2) Adoption of New Accounting Pronouncements

(a) Statements of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”, and No. 157 “Fair Value Measurements”.

Effective January 1, 2007 TrustCo elected early adoption of Statements of Financial Accounting Standards (SFAS) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No. 159), and No. 157 “Fair Value Measurements” (SFAS No. 157).  SFAS No. 159, which was issued in February 2007, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates.  SFAS No. 157 generally establishes the definition of fair value and expands disclosures about fair value measurement.  This statement establishes a hierarchy of the levels of fair value measurement techniques.  Upon adoption of SFAS No. 159, TrustCo elected to apply the fair value option for certain U.S. government sponsored enterprises securities with lower yields, which generally had longer duration, that were classified in the available for sale portfolio totaling approximately $517 million ($502 million at fair value).  Prior to the adoption of SFAS No. 159, the Company intended to hold these securities until a market price recovery or possibly to maturity.  The Company changed its intent with respect to these securities to enable the Company to record these losses directly to undivided profits rather than current income based on the transition provisions of SFAS No. 159 by electing the fair value option for these securities.  As a result, unrealized losses, net of taxes, of $8.6 million were directly recorded to undivided profits. This charge to undivided profits had no overall impact on total shareholders’ equity because the fair value adjustment had previously been included as an element of shareholders’ equity in the accumulated other comprehensive income (loss) account, net of tax.

As a result of TrustCo’s fair value measurement election for the above financial instruments, TrustCo recorded $3.4 million of pre-tax unrealized trading gains in its first quarter earnings for the change in fair value of such instruments from the effective election date of January 1, 2007 to March 31, 2007.  Additionally, TrustCo sold in the second quarter all of these securities and recognized pre-tax trading losses of $2.8 million in the second quarter.  While the proceeds from this sale were initially invested in federal funds sold, the Company re-invested these proceeds by purchasing securities, primarily U.S. government sponsored enterprises, for its trading portfolio.  As of December 31, 2007 $465 million of U.S. government sponsored enterprises securities were held in the trading portfolio.  TrustCo believes that its adoption of the standard will have a positive impact on its ability to manage its investment portfolio because it will enable the Company to sell the securities that it has elected the fair value option for without recording other-than-temporary impairment on the remainder of the available-for-sale portfolio.  Additionally, recording the unrealized losses on these securities directly to undivided profits as part of the transition adjustment will benefit future periods’ net income because the January 1, 2007 unrealized loss will not be realized in the income statement when the security is subsequently sold.

As already stated, the Company recorded a $8.6 million charge, net of tax, to undivided profits as a result of adopting SFAS No. 159 as of January 1, 2007.  Had the Company not adopted this new accounting standard and reclassified the available for sale securities to trading account assets as of that date, the charge to capital would have been recorded as a charge to net income.

The following table presents information relative to the assets identified for the fair value option of accounting as of the initial implementation date of January 1, 2007:

	Statement of	Net Loss recognized	Statement of
	Condition 12/31/06	in undivided profits	Condition after adoption of Fair
(dollars in thousands)	Prior to adoption	upon adoption	Value Option

Securities available for sale transferred to trading account assets:
Amortized cost	$516,558	(14,313)	502,245
Unrealized depreciation	(14,313)	14,313	-
Net transferred to trading account assets	$502,245	-	502,245

The securities transferred to trading account assets as of January 1, 2007 were included previously in the available for sale portfolio as Government sponsored enterprises.

TrustCo determined that it would be appropriate to account for certain of the Government sponsored enterprises securities at fair value based upon the relatively low interest rate on these bonds.  Government sponsored enterprises bonds held by Trustco Bank in the available for sale portfolio as of January 1, 2007 under a predetermined interest rate (generally 5.45% or below) were identified as bonds to be recorded at fair value (the bonds also had an average life to maturity of approximately 9 years).  Interest on trading account securities are recorded in the Consolidated Statements of Income based upon the coupon of the underlying bond and the par value of the securities.  Unrealized gains and losses on the trading account securities are recognized based upon the fair value at period end compared to the beginning of that period.

After the adoption of SFAS 159 as of January 1, 2007 there were $232.3 million of remaining Government sponsored enterprises obligations classified as available for sale securities which had gross unrealized losses of $3.3 million.  These securities were primarily higher yielding assets and generally had shorter terms to final maturity.  It is management’s intention that Government sponsored enterprises securities that remain in the available for sale portfolio after the adoption of SFAS 159 will be held to generate relatively higher yields or provide liquidity in the form of maturing or called securities.  Upon adoption of SFAS 159, the yield on the securities in the available for sale portfolio ranged from 4.30% to 5.82%, and had an average term to maturity of 7 years ranging from 2007 – 2019 final maturity.

The following tables presents the financial instruments recorded at fair value by the Company as of December 31, 2007.

(dollars in thousands)	Fair value measurements at December 31, 2007 using:

	Total carrying
	amount in			Quoted prices in
	statement of	Statement 107 Fair	Fair value	active markets for	Significant other
	financial condition	Value Estimate	measurement	identical assets	observable input
Description	as of 12/31/07	as of 12/31/07	as of 12/31/07	(Level 1)	(Level 2)
Securities available for sale	$578,892	578,892	578,892	-	578,892
Trading securities	465,151	465,151	465,151	-	465,151
Other real estate owned	293	293	293	-	293

Change in fair value for the 12 month period
from January 1, 2007 to December 31, 2007 for
items measured at
fair value pursuant to
election of the Fair Value Option

Total Changes
	Unrealized	Included in
	Trading	Values Included in
	Gains	Period Earnings

Securities available-for-sale	$-	-
Trading account securities	891	891
Other real estate owned	-	-

Securities available for sale and trading account securities are fair valued utilizing an independent bond pricing service.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids and quotes of significantly similar securities and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.  Other real estate owned fair value is determined by observable comparable sales and property valuation techniques.

(b) FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” as amended by FSP No. 48-1 “Definition of Settlement in FASB Interpretation No. 48.”

TrustCo adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return.  As a result of the Company’s adoption of FIN 48, there were no required adjustments to the Company’s consolidated financial statements.

Trustco also adopted FASB Staff Position (FSP) No. 48-1 “Definition of Settlement in FASB Interpretation No. 48 (FSP 48-1)”. FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Corporation’s financial statements.

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized.  For 2007, the Company has recognized interest expense on the uncertain tax position as an element of other expenses and nothing for potential tax penalties.

For the twelve month period ended December 31, 2007 the unrecognized tax benefit and change in that benefit from the beginning of the year is as follows:

(Dollars in thousands)

Balance January 1, 2007	$3,392
Additional unrecognized benefit for the period from 1/1/07 to 12/31/07	631

Balance December 31, 2007	$4,023

If the unrecognized tax benefit were to be recognized for financial reporting purposes the impact would be to decrease total tax expense by the balance not previously recognized (as of December 31, 2007 that amount would be $2.6 million, after tax).  Interest expense of $347 thousand has been recorded during 2007 and included in accrued expenses and other liabilities (no penalties have been accrued).  The total accrual for interest expense included in the statement of financial condition is $736 thousand and is included in accrued expenses and other liabilities.

Open Federal tax years are 2004 through 2007, and for New York State they are 2003 through 2007.  The 2006 state and federal tax returns were filed in the third quarter of 2007. The IRS is currently examining the 2004 and 2005 returns and any adjustments are not expected to materially impact reported tax amounts.

The New York State tax returns are currently under audit for the periods that the uncertain tax return position was initiated. The Company does not believe the unrecognized tax benefit will significantly increase or decrease within the next twelve months unless the New York State tax return audits are completed, and an unfavorable adjustment is recognized.  It is reasonably possible that a reduction in the estimate may occur, however, a quantification of a reasonable range cannot be determined.

(c) Accounting for Defined Benefit Pension and Other Post Retirement Plans
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) “(SFAS No. 158). For defined benefit and post retirement plans, SFAS No. 158 requires that the funded status be recognized in the statement of financial condition, that assets and obligations that determine funded status be measured as of the end of the employer’s fiscal year, and that changes in funded status be measured as of the end of the employer’s fiscal year, and that changes in funded status be recognized in comprehensive income in the year the changes occur. SFAS No. 158 does not change the amount of net periodic benefit cost (income) included in net income or address measurement issues related to defined benefit or post-retirement plans. The requirement to recognize funded status was effective for fiscal years ending after December 15, 2006. The requirement to measure assets and obligations as of the employer’s fiscal year was effective for fiscal years ending after December 15, 2008. The unrecognized overfunded pre-tax components of the defined benefit pension plan and the retiree medical plan of $12.1 million were recorded on the consolidated statement of financial condition at December 31, 2006. Balances previously  recognized in the financial statements were adjusted to reflect those overfunded positions with the offset as an adjustment to the deferred income tax accounts and to accumulated other comprehensive income, as an element of shareholders' equity.

(d) Prior Year Immaterial Uncorrected Misstatements
In September 2006, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 requires quantification of prior year immaterial uncorrected misstatements under both the “rollover approach” and the “iron curtain approach.” The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. Prior to SAB No. 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB No. 108 were required to be applied to financial statements for fiscal years ending after November 15, 2006.
As a result of the adoption of SAB No. 108, TrustCo recognized a reduction in other liabilities and a decrease in the allowance for loan losses, as described below. These entries were recorded as adjustments of the beginning of the year 2006 opening balances for these accounts and the impact, net of tax, was reflected in shareholders’ equity as a cumulative effect adjustment to undivided profits, a component of shareholders’ equity.
The entries to reduce other liabilities were in connection with the following items:
Approximately $3.0 million of unused accrued interest for potential tax settlements related to certain tax positions, including the timing of loan charge offs for tax return purposes, in connection with mergers in 1985 and 1991.
Approximately $1.9 million of unused accrued expenses related to credit risk on long term letters of credit acquired in a 1991 aquisition. These letters of credit generally expired through the mid 1990’s.
Approximately $1.4 million in unused accrued expenses related to the anticipated termination of a computer services contract in the early 1990s. Negotiations subsequently resolved the matter without requiring full payment.
Approximately $2.0 million in unused accrued expenses related to credit risk associated with unadvanced amounts on credit cards, not reversed as this portfolio was paid down.
These misstatements were not material to the consolidated financial statements in each of the respective years affected.
The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company’s extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as “life of the loan” approach), and the Company did not consider qualitative factors which impacts the credit quality of the respective loan categories.  The misstatement of the provision for loan losses was not considered material to the Company’s consolidated financial statements in any of the respective years impacted by these misstatements.
Under the rollover approach described above, management did not consider these items to be material to the consolidated financial statements. However, under the dual approach required by SAB No. 108, these items were adjusted effective as of January 1, 2006.

In accordance with the transition provisions of SAB No. 108, the Company recorded the cumulative effect of these items as an adjustment to its opening undivided profits for fiscal 2006, net of their respective tax effects.

(3) Balances at Other Banks
The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $21.8 million and $21.6 million at December 31, 2007 and 2006, respectively.

(4) Investment Securities

(a)Trading securities
The fair value of trading securities at December 31, 2007 are as follows:

(dollars in thousands)

Government Sponsored enterprises	$465,151
Total trading securities	$465,151

Included in the 2007 consolidated statements of income are $189 thousand of net trading gains and losses related to trading account assets at December 31, 2007.

(b) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Government Sponsored enterprises	$289,035	659	4	289,690
State and political subdivisions	125,219	4,069	17	129,271
Mortgage-backed securities and collateralized mortgage obligations	154,337	399	5,878	148,858
Other	650	-	2	648
Total debt securities	569,241	5,127	5,901	568,467
Equity securities	10,909	-	484	10,425
Total securities available for sale	$580,150	5,127	6,385	578,892

(dollars in thousands)	December 31, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. Treasuries and agencies	$999	-	-	999
Government Sponsored enterprises	751,539	-	17,990	733,549
State and political subdivisions	129,633	3,524	277	132,880
Mortgage-backed securities and collateralized mortgage obligations	170,450	336	2,890	167,896
Other	680	-	8	672
Total debt securities	1,053,301	3,860	21,165	1,035,996
Equity securities	11,933	341	-	12,274
Total securities available for sale	$1,065,234	4,201	21,165	1,048,270

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2007 and 2006, was $5.6 million and $5.1 million, respectively.
The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2007, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$48,696	48,740
Due in one year through five years	135,111	135,390
Due after five years through ten years	146,266	144,479
Due after ten years	239,168	239,858
	$569,241	568,467

Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2007
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
Government sponsored enterprises	$4,996	4	-	-	4,996	4
States and political subdivisions	2,606	10	3,369	7	5,975	17
Mortgage-backed securities and collateralized mortgage obligations	47,778	1,403	71,376	4,475	119,154	5,878
Other	5,280	483	598	2	5,878	485
Total	$60,660	1,900	75,343	4,484	136,003	6,384

(dollars in thousands)			December 31, 2006
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
Government sponsored enterprises	$50,878	121	668,675	17,869	719,553	17,990
States and political subdivisions	12,444	65	19,379	212	31,823	277
Mortgage-backed securities and collateralized mortgage obligations	16,930	132	126,956	2,758	143,886	2,890
Other	-	-	592	8	592	8
Total	$80,252	318	815,602	20,847	895,854	21,165

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
Mortgage-backed securities and collateralized mortgage obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases. The contractual cash flows of these securities or the underlying loans are guaranteed by various government agencies or government sponsored enterprises. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity and the Company has no intent to sell these securities, these investments are not considered other-than-temporarily impaired.

Equity Securities: The unrealized losses on these equity securities comprised mainly of financial institution stocks were caused by market decreases. The Company has the ability and intent to hold these investments until a market price recovery and the Company has no intent to sell these securities.  These securities are not considered other-than-temporarily imparied.
The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2007, 2006 and 2005 are as follows:

(dollars in thousands)		December 31,
	2007	2006	2005
Proceeds	$99,978	97,842	275,855
Gross realized gains	236	55	6,297
Gross realized losses	19	651	298

The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes required by law amounted to $180.9 million and $138.5 million at December 31, 2007 and 2006, respectively.
The Company has the following balances of securities available for sale as of December 31, 2007 that represent greater than 10% of shareholders equity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Federal Home Loan Bank	$455,098	455,416
Federal National Mortgage Association	91,141	91,129
Federal Home Loan
Mortgage Corporation	222,800	222,970
Fereral Agricultural Mortgage Corporation	40,028	40,028

(c) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Government Sponsored enterprises	$15,000	175	-	15,175

Total held to maturity	$15,000	175	-	15,175

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2007, based on the securities’ final maturity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year through five years	$15,000	15,175

Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
There were no gross unrealized losses on held to maturity securities at December 31, 2007, and there were no sales of held to maturity securities during 2007.

(5) Loans and Allowance for Loan Losses
A summary of loans by category is as follows:

(dollars in thousands)	December 31,
	2007	2006
Commercial	$252,189	247,622
Real estate - construtction	37,842	25,534
Real estate mortgage	1,409,448	1,240,312
Home equity lines of credit	229,570	242,555
Installment Loans	5,865	6,491
Total loans, net	1,934,914	1,762,514
Less: Allowance for loan Losses	34,651	35,616
Net loans	$1,900,263	1,726,898

At December 31, 2007 and 2006, loans to executive officers, directors, and to associates of such persons aggregated $4.0 million and $2.4 million, respectively. During 2007, approximately $2.4 million of new loans were made and repayments of loans totalled approximately $739 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.
TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in Florida, Massachusetts and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in New York State.

The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)		December 31,
	2007	2006	2005
Loans in nonaccrual status	$12,065	5,713	1,662
Loans conctractually past due 3 payments or more and still accruing interest	19	211	35
Restructured loans	640	1,189	1,518
Total nonperforming loans	$12,724	7,113	3,215

Interest on nonaccrual and restructured loans of $650 thousand in 2007, $380 thousand in 2006, and $250 thousand in 2005 would have been earned in accordance with the original contractual terms of the loans. Approximately $154 thousand, $149 thousand, and $201 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2007, 2006, and 2005, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)	For the year ended December 31,
	2007	2006	2005
Balance at beginning of year	$35,616	45,377	49,384
Adjustment upon adoption of Staff Accounting Bulletin No. 108	-	(7,600)	-
Adjusted balance at beginning of year	35,616	37,777	49,384
Provision (credit) for loan losses	2,500	(3,575)	(6,260)
Loans charged off	(5,706)	(2,117)	(2,464)
Recoveries on loans previously charged off	2,241	3,531	4,717
Balance at year end	$34,651	35,616	45,377

The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.
There were $2.1 million nonaccrual commercial and commercial real estate loans classified as impaired loans as of December 31, 2007 and none as of December 31, 2006. Retail loans totaling $640 thousand as of December 31, 2007, and $1.2 million as of December 31, 2006, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. The Company specifically allocated $92 thousand and $39 thousand of the allowance for loan losses for these loans as of December 31, 2007 and 2006, respectively.
During 2007, 2006, and 2005, the average balance of impaired loans was $1.3 million, $1.3 million, and $1.9 million, respectively, and there was approximately $154 thousand, $149 thousand, and $201 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(6) Bank Premises and Equipment
A summary of premises and equipment at December 31, 2007 and 2006 follows:

(dollars in thousands)	2007	2006
Land	$2,413	2,413
Buildings	25,162	24,372
Furniture, fixtures and equipment	30,659	27,395
Leasehold improvements	11,612	7,663
Total bank premises and equipment	69,846	61,843
Accumulated depreciation and amortization	(40,653)	(37,793)
Total	$29,193	24,050

Depreciation and amortization expense approximated $3.1 million, $2.7 million, and $2.7 million for the years 2007, 2006, and 2005, respectively. Occupancy expense of the Bank’s premises included rental expense of $4.3 million in 2007, $3.1 million in 2006, and $2.4 million in 2005.

(7) Deposits

Interest expense on deposits was a follows:

(dollars in thousands)	For the year ended December 31,
	2007	2006	2005
Interest bearing checking accounts	$857	1,303	1,376
Savings accounts	8,979	10,800	6,769
Time deposits and money market accounts	79,425	55,125	35,481
Total	$89,261	67,228	43,626
At December 31, 2007, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,207,207
1 to 2 years	186,397
2 to 3 years	89,174
3 to 4 years	18,379
4 to 5 years	11,043
Over 5 years	1,354
$1,513,554

(8) Short-Term Borrowings
Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2007	2006

Amount outstanding at December 31,	$92,220	95,507
Maximum amount outstanding at any month end	101,762	95,538
Average amount outstanding	95,101	95,239
Weighted average interest rate:For the year	3.91%	3.89
As of year end	3.25	4.15

Cash management accounts represent retail deposits with customers for which the Bank has pledged certain assets as collateral.
Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.  The line of credit requires securities to be pledged as collateral for the amount borrowed.  As of December 31, 2007 and 2006 the Company had no outstanding borrowings, therefore no securities were pledged.

(9) Long-Term Debt
Long-term debt at December 31, 2007 and 2006, of $29 thousand and $59 thousand consisted of a FHLB term loan with an interest rate of 5.22% maturing in 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loan is collateralized by approximately $500 thousand in deposits at the FHLB.

(10) Income Taxes
A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2007	2006	2005
Current tax expense:
Federal	$17,106	19,708	26,161
State	(252)	602	1,810
Total current tax expense	16,854	20,310	27,971
Deferred tax expense	1,782	2,004	2,874
Total income tax expense	$18,636	22,314	30,845

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006, are as follows:

	December 31,
(dollars in thousands)	2007	2006
	Deductible	Deductible
	(taxable)	(taxable)
	temporary	temporary
	differences	differences

Benefits and deferred remuneration	$(626)	(69)
Deferred loan fees, net	14	18
Difference in reporting the allowance for loan losses, net	17,453	17,400
Other income or expense not yet reported for tax purposes	1,543	1,624
Depreciable assets	1,006	2,083
Other items	733	849
Net deferred tax asset at end of year	20,123	21,905
Net deferred tax asset at beginning of year	21,905	30,213
Implementation of new accounting standard (Staff Accounting Bulletin No. 108)	-	6,304
Adjusted net deferred tax asset at beginning of year	21,905	23,909
Deferred tax expense	$1,782	2,004

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $20.1 million and $21.9 million at December 31, 2007 and 2006, respectively, will be realized.
In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $502 thousand and $6.8 million at December 31, 2007 and 2006, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax liability of $5.3 million and $4.8 million at December 31, 2007 and 2006, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and post retirement benefit plans recorded, net of tax as an adjustment to accumulated other comprehensive income.
The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended
	December 31,
	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(3.0)	(2.7)	(2.3)
State income tax, net of federal tax benefit	0.2	0.8	1.7
Other items	(0.1)	(0.1)	(0.1)
Effective income tax rate	32.1%	33.0	34.3

 (11) Benefit Plans
(a) Retirement Plan
The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. During 2006, the Company determined that the pension plan would be frozen as of December 31, 2006 and that no additional benefit to employees would be accrued. As a result of this action the Company recognized a net curtailment gain of $372 thousand during 2006. Assets of the plan are administered by Trustco Bank’s Trust Department. The following tables set forth the plan’s funded status as of a December 31 measurement date and amounts recognized in the Company’s consolidated statements of condition at December 31, 2007 and 2006.

Benefit Plans
Change in Projected Benefit Obligation:
(dollars in thousands)	2007	2006

Projected benefit obligation at beginning of year	$26,171	28,542
Service cost	44	732
Interest cost	1,406	1,478
Benefits paid	(1,611)	(1,733)
Net actuarial gain	(713)	(54)
Total effect from curtailment	-	(2,794)
Projected benefit obligation at end of year	$25,297	26,171

Change in Plan Assets and Reconciliation of Funded Status:
(dollars in thousands)	2007	2006

Fair Value of plan assets at beginning of year	$30,774	28,998
Actual gain on plan assets	2,451	3,509
Benefits paid	(1,611)	(1,733)
Fair value of plan assets at end of year	31,614	30,774

Funded status	6,317	4,603
Unrecognized net actuarial gain	(3,063)	(1,852)
Net amount	$3,254	2,751

The accumulated benefit obligation for the plan was $25.3 million and $26.2 million at December 31, 2007 and 2006, respectively.

Components of Net Periodic Pension Expense:
(dollars in thousands)	For the year ended December 31,
	2007	2006	2005
Service cost	$44	732	804
Interest cost	1,406	1,478	1,519
Expected return on plan assets	(1,954)	(1,856)	(1,850)
Amortization of unrecognized Prior service cost	-	65	106
Curtailment gain, net	-	(372)	-
Net periodic pension (benfit) expense	$(504)	47	579

Estimated Future Benefit Payments
The following benefit payments, are expected to be paid:
(dollars in thousands)
Year	Pension Benefits
2008	$1,556
2009	1,525
2010	1,518
2011	1,513
2012	1,525
2013 - 2017	7,711

The assumptions used to determine benefit obligations at December 31 are as follows:

	2007	2006
Discount rate	5.75%	5.50

The assumptions used to determine net periodic (income) expense for the years ended Decemeber 31 are as follows:

	2007	2006	2005
Discount rate	5.50%	5.50	5.75
Rate of increase in future compensation	N.A.	4.00	4.50
Expected long-term rate of return on assets	6.50	6.50	6.50

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $440 thousand, $427 thousand, and $581 thousand, in 2007, 2006, and 2005, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.1 million and $4.7 million as of December 31, 2007 and 2006, respectively.
Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company’s Trust Department and invest primarily in money market instruments. These assets are recorded at their fair value and are included as other short-term investments in the Consolidated Statements of Condition. As of December 31, 2007 and 2006, the trusts had assets totaling $7.1 million and $6.4 million, respectively.

(b) Postretirement Benefits
The Company permits retirees under age 65 to participate in the Company’s medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.
In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums has been eliminated. The Company continues to provide postretirement medical benefits for a limited number of retired executives in accordance with their employment contracts.
The following tables show the plan’s funded status as of a December 31 measurement date and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2007 and 2006.

Change in Accumulated Benefit Obligation:
(dollars in thousands)	2007	2006
Accumulated benefit obligation at beginning of year	$1,031	1,272
Service cost	31	30
Retiree contributions	-	28
Interest cost	58	53
Benefits paid	(153)	(109)
Net Actuarial loss (gain)	30	(243)

Accumulated benefit obligation at end of year	$997	1,031

Change in Plan Assets and Reconciliation of Funded Status:
(dollars in thousands)	2007	2006
Fair value of plan assets at beginning of year	$13,526	12,172
Actual gain on plan assets	1,011	1,435
Retiree contributions	-	28
Benefits paid	(153)	(109)
Fair value of plan assets at end of year	$14,384	13,526

Funded status	$13,387	12,495
Unrecognized net actuarial gain	(4,249)	(3,867)
Unrecognized prior service credit	(5,973)	(6,376)
Net amount	$3,165	2,252

Components of Net Periodic Benefit
	For the years ended
	December 31,
(dollars in thousands)	2007	2006	2005
Service cost	$31	30	35
Interest cost	58	53	65
Expected return on plan assets	(499)	(402)	(405)
Amortization of net actuarial gain	(134)	(88)	(75)
Amortization of prior service credit	(350)	(403)	(403)
Net periodic benefit	$(894)	(810)	(783)

Expected Future Benefit Payments
The following benefit payments are expected to be paid:
Year	Postretirement Benefits

2008	$39
2009	42
2010	43
2011	45
2012	48
2013 - 2017	253

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2007	2006
Discount rate	5.75%	5.50

The assumptions used to determine net periodic pension benefit for the years ended December 31 are as follows:
	2007	2006	2005
Discount rate	5.50%	5.50	5.75
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.45

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2007 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree’s medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2007, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2007.

(c) Components of Accumulated other comprehensive income (loss) related to Retirement and Postretirement Benefit Plans.
The following table presents the components of accumulated other comprehensive income (loss), net of tax related to SFAS No. 158 as of:

	December 31, 2007			December 31, 2006
	Retirement Plan	Postretirement Benefit Plan	Total	Retirement Plan	Postretirement Benefit Plan	Total

Unrecognized net actuarial gain	$1,813	2,566	4,379	1,114	2,325	3,439

Unrecognized prior service cost	-	3,607	3,607	-	3,833	3,833

Total	$1,813	6,173	7,986	1,114	6,158	7,272

The following table presents the components of other comprehensive income, net of tax during 2007:

	Retirement Plan	Postretirement Benefit Plan	Total

Increase in unrecognized net actuarial gain	$699	306	1,005

Amortization of net actuarial gain and prior service cost	-	(291)	(291)

	$699	15	714

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:
The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2007	2006	2007	2006
Debt Securities	28.3%	28.1	27.7	28.7
Equity Securities	69.0	69.8	68.1	67.4
Other	2.7	2.2	4.2	3.9
Total	100.0%	100.0	100.0	100.0

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
The Company’s investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 60% to 70% equity securities and 30% to 40% debt securities for the asset categories. The Company’s investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.
The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2008.
(e) Incentive and Bonus Plans
During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2007 or 2006 but were replaced with Company contributions to the 401k feature of the plan. Expenses related to the plan aggregated $309 thousand for 2007, $235 thousand in 2006 and $1.3 million in 2005.
The Company also has an executive incentive plan. The expense of this plan is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.4 million, $1.5 million and $2.0 million in 2007, 2006 and 2005, respectively.
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
(f) Stock Option Plans
Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock. The Company has approximately 599 thousand options available to be granted as of December 31, 2007.
Under each of these plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2007, 2006 and 2005, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options
		Weighted		Weighted
		Average		Average
		Option		Option
	Shares	Price	Shares	Price
Balance, January 1, 2005	4,445,110	$10.00	3,708,022	$9.42
New options awarded - 2005	526,000	12.15	114,800	12.15
Cancelled options - 2005	(12,000)	13.55	(12,000)	13.55
Exercised options - 2005	(781,061)	6.87	(781,061)	6.87
Options became exercisable	-	-	1,148,288	12.65
Balance, December 31, 2005	4,178,049	10.85	4,178,049	10.85
New options awarded - 2006	-	-	-	-
Cancelled options - 2006	(26,250)	12.86	(26,250)	12.86
Exercised options - 2006	(95,133)	6.14	(95,133)	6.14
Options became exercisable	-	-	-	-
Balance, December 31, 2006	4,056,666	10.95	4,056,666	10.95
New options awarded - 2007	583,500	9.91	12,000	9.91
Cancelled options - 2007	-	-	-	-
Exercised options - 2007	(223,389)	8.76	(223,389)	8.76
Options became exercisable	-	-	-	-
Balance, December 31, 2007	4,416,777	$10.92	3,845,277	$11.07

The following table summarizes information about total stock options outstanding at December 31, 2007:

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Options	Contractual	Exercise
Price	Outstanding	Life	Price
Between $7.51 and $10.00	1,915,026	2.9 years	$9.65
Greater than $10.00	2,501,751	7.3 years	11.90
Total	4,416,777	5.4 years	$10.92

The following table summarizes information about total stock options exercisable at December 31, 2007:

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Options	Contractual	Exercise
Price	Exercisable	Life	Price
Between $7.51and $10.00	1,915,026	2.9 years	$9.65
Greater than $10.00	1,930,251	6.5 years	12.48
Total	3,845,277	5.0 years	$11.07

As described in Note 1, the Company accelerated all unvested options in 2005, accordingly there are no unvested options as of December 31, 2006 and 2005. The decision to accelerate the vesting of these options was made primarily to reduce the non-cash compensation expense that would have been recorded in the Company’s consolidated income statement in periods subsequent to the adoption of SFAS 123R.

The total intrinsic value of stock options exercised was $511 thousand in 2007.  The amount of cash received from the exercise of stock options in 2007 was $2.0 million.  The tax benefit realized from stock options exercised in 2007 was $159 thousand.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Stock-based Compensation Expense  Stock-based compensation expense totaled $77 thousand in 2007 related to the 2004 Trustco Bank Corp NY Stock Option Plan.  In addition, $9 thousand of stock-based compensation expense was recognized in 2007 related to the 2004 Directors Stock Option Plan.  Stock-based compensation expense is recognized ratably over the requisite service period for all awards. There was no income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation in 2007.  Unrecognized stock-based compensation expense related to non-vested stock options totaled $483 thousand at December 31, 2007.  At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 4.4 years.

Valuation of Stock-Based Compensation.   The fair value of the Company’s employee stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The weighted-average fair value of stock options granted during 2007 estimated using the Black-Scholes option pricing model, was $0.96.  The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2007 are detailed in the table below:

The following table summarizes information about total stock options exercisable at December 31, 2007:

	Employees'		Directors'
	Plan		Plan

Expected dividend yield:	4.84%		4.84
Risk-free interest rate:	4.92		4.91
Expected volatility rate:	18.71		15.22
Expected lives:	7.5	years	6.0

(12) Commitments and Contingent Liabilities
(a) Leases
The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

Commitments and Contingent Liabilities
(dollars in thousands)
2008	$4,211
2009	4,145
2010	4,117
2011	4,039
2012	3,793
2013 and after	36,818
$57,123

(b) Litigation
Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services
The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.3 million in 2007, $4.2 million in 2006 and $4.1 million in 2005. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.

(13) Earnings Per Share
A reconciliation of the component parts of earnings per share for 2007, 2006 and 2005 follows:

Earnings per Share
(in thousands,		Weighted
except per share data)		Average Shares	Per Share
	Income	Outstanding	Amounts
For the year ended December 31, 2007:
Basic EPS:
Income available to common shareholders	$39,467	75,122	$0.525
Effect of Dilutive Securities:
Stock Options		80	-
Diluted EPS	$39,467	75,202	$0.525
For the year ended December 31, 2006:
Basic EPS:
Income available to common shareholders	$45,325	74,904	$0.605
Effect of Dilutive Securities:
Stock Options		245	(0.002)
Diluted EPS	$45,325	75,149	$0.603
For the year ended December 31, 2005:
Basic EPS:
Income available to common shareholders	$58,989	74,928	$0.787
Effect of Dilutive Securities:
Stock Options		469	(0.005)
Diluted EPS	$58,989	75,397	$0.782

As of December 31, 2007 and 2006, the number of antidulitive stock options excluded from diluted earnings per share was approximately 2.5 million and 1.9 million, respectively.

(14) Off-Balance Sheet Financial Instruments
Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2007 and 2006, was $267.7 million and $297.6 million, respectively.  Approximately 83% and 80% of these commitments were for variable rate products at the end of 2007 and 2006, respectively.
The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.0 million and $4.3 million at December 31, 2007 and 2006, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2007 and 2006 was insignificant.
No losses are anticipated as a result of loan commitments or standby letters of credit.

(15) Fair Value of Financial Instruments
The fair values shown below represent management’s estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.

Fair Value of Financial Instruments
	As of
(dollars in thousands)	December 31, 2007
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$344,920	344,920
Trading securities	465,151	465,151
Securities available for sale	578,892	578,892
Held to maturity securities	15,000	15,175
Loans	1,900,263	1,923,698
Accrued interest receivable	17,481	17,481
Financial liabilities:
Demand deposits	262,863	262,863
Interest bearing deposits	2,757,435	2,760,018
Short-term borrowings	92,220	92,220
Long-term debt	29	29
Accrued interest payable	3,625	3,625

As of
(dollars in thousands)	December 31, 2006
	Carrying	Fair
	Value	Value

Financial assets:
Cash and cash equivalents	$291,338	291,338
Securities available for sale	1,048,270	1,048,270
Loans	1,726,898	1,737,746
Accrued interest receivable	20,591	20,591
Assets invested in trust account	6,448	6,585
Financial liabilities:
Demand deposits	259,401	259,401
Interest bearing deposits	2,539,982	2,539,982
Short-term borrowings	95,507	95,507
Long-term debt	59	59
Accrued interest payable	3,029	3,029

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:
Cash and Cash Equivalents
The carrying values of these financial instruments approximate fair values.
Securities
Securities available for sale and trading account securities are fair valued utilizing an independent bond pricing service.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids and quotes of significantly similar securities and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.

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

(16) Regulatory Capital Requirements
Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2007 and 2006, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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
Management believes that as of December 31, 2007 and 2006, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.
Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2007 and 2006, for Trustco Bank:

Regulatory Capital Requirements

(dollars in thousands)	As of December 31, 2007
	Amount	Ratio
Leverage capital:	$212,845	6.33%
Tier 1 risk-based capital	212,845	12.33
Total risk-based capital	234,580	13.59

(dollars in thousands)	As of December 31, 2006
	Amount	Ratio
Leverage capital:	228,114	7.25
Tier 1 risk-based capital	228,114	14.16
Total risk-based capital	248,446	15.42

The following is a summary of actual capital amounts and ratios as of December 31, 2007 and 2006 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2007
	Amount	Ratio
Leverage capital:	$228,995	6.80%
Tier 1 risk-based capital	228,995	13.53
Total risk-based capital	250,313	14.79

(dollars in thousands)	As of December 31, 2006
	Amount	Ratio
Leverage capital:	241,898	7.67
Tier 1 risk-based capital	241,898	14.88
Total risk-based capital	262,409	16.14

(17) Recent Accounting Pronouncements

SFAS No. 141, “Business Combinations (Revised 2007). (SFAS 141R)” SFAS 141R replaces SFAS 141, “Business Combinations,” and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, “Accounting for Contingencies.” SFAS 141R is expected to have a significant impact on the Company’s accounting for business combinations closing on or after January 1, 2009.

SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51.” (SFAS 160) SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s consolidated financial statements, because the Company does not currently have a noncontrolling interest in a subsidiary.

FSP No. 48-1 “Definition of Settlement in FASB Interpretation No. 48.” FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Company’s financial statements.

SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings.” (SAB No. 109) SAB No. 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments,” and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB No. 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 is not expected to have a material impact on the Company’s consolidated financial statements.

(18) Parent Company Only
The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Parent Company Only

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2007	2006	2005
Dividends and interest from subsidiaries	$46,209	49,144	37,733
Net gain on sales or securities	233	21	4,068
Income from other investments	261	219	131
Total income	46,703	49,384	41,932
Expense:
Operating supplies	124	72	67
Professional services	182	66	276
Miscellaneous expense	296	163	277
Total expense	602	301	620
Income before income taxes and subsidiaries' undistributed earnings	46,101	49,083	41,312
Income tax (benefit) expense	(15)	(14)	1,485
Income before (excess distributions by subsidiaries over earnings)/equity in undistributed earnings of subsidiaries	46,116	49,097	39,827
(Excess distributions by subsidiaries over earnings)/equity in undistributed earnings of subsidiaries	(6,649)	(3,772)	19,162
Net income	$39,467	45,325	58,989

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2007	2006
Cash in subsidiary bank	$20,180	14,133
Investments in subsidiaries	220,922	225,536
Securities available for sale	4,798	7,142
Other assets	33	-
Total assets	245,933	246,811
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	8,865	7,288
Shareholders' equity	237,068	239,523
Total liabilities and shareholders'equity	$245,933	246,811

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2007	2006	2005
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$39,467	45,325	58,989
Adjustments to reconcile net income to net cash provided by operating activities:
Excess distributions by subsidiaries over earnings/ (equity in undistributed earnings of subsidiaries)	6,649	3,772	(19,162)
Stock based compensation expense	86	-	-
Net gain on sales of securities	(233)	(21)	(4,068)
Net change in other assets and accrued expenses	1,870	(163)	(943)
Total adjustments	8,372	3,588	(24,173)
Net cash provided by operating activities	47,839	48,913	34,816
Cash flows from investing activities:
Proceeds from sale of securities available for sale	5,143	156	14,360
Purchases of securities available for sale	(3,390)	(396)	(12,166)
Net cash provided by / (used in)investing activities	1,753	(240)	2,194
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	2,116	584	3,818
Dividends paid	(48,051)	(47,890)	(44,905)
Payments to acquire treasury stock	(5,908)	(8,801)	(14,846)
Proceeds from sales of treasury stock	8,298	8,964	10,996

Net cash used in financing activities	(43,545)	(47,143)	(44,937)

Net increase/(decrease) in cash and cash equivalents	6,047	1,530	(7,927)

Cash and cash equivalents at beginning of year	14,133	12,603	20,530

Cash and cash equivalents at end of year	$20,180	14,133	12,603

Supplemental Information
Increase in dividends payable	$65	17	787
Change in unrealized (loss)/gain on securities available for sale-	(824)	(40)	4,139
Change in deferred tax effect on unrealized loss/(gain) on securities available for sale	329	16	(1,651)

Section 5 (pages xx –xx)

Branch Locations
New York

Airmont Office	Bronxville Office	Delmar Office
327 Route 59 East	5-7 Park Place	167 Delaware Ave.
Airmont, NY	Bronxville, NY	Delmar, NY
Telephone: (845) 357-2435	Telephone: (914) 771-4180	Telephone: (518) 439-9941

Altamont Ave. Office	Central Ave. Office	East Greenbush Office
1400 Altamont Ave.	163 Central Ave.	501 Columbia Turnpike
Schenectady, NY	Albany, NY	Rensselaer, NY
Telephone: (518) 356-1317	Telephone: (518) 426-7291	Telephone: (518) 479-7233

Altamont Ave. West Office	Chatham Office	Elmsford Office
1900 Altamont Ave.	193 Hudson Avenue	100 Clearbrook Rd.
Rotterdam, NY	Chatham, NY	Elmsford, NY
Telephone: (518) 355-1900	Telephone: (518) 392-0031	Telephone: (914) 345-1808

Ardsley Office	Clifton Country Road Office	Exit 8/Crescent Rd. Office
33-35 Center Street	7 Clifton Country Rd.	CVS Plaza
Ardsley, NY	Clifton Park, NY	Clifton Park, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (518) 383-0039

Ballston Spa Office	Clifton Park Office	Fishkill Office
235 Church Ave.	1018 Route 146	1542 Route 52
Ballston Spa, NY	Clifton Park, NY	Fishkill, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (845) 896-8260

Bedford Hills Office	Cobleskill Office	Freemans Bridge Rd. Office
180 Harris Rd.	RR #3, Rt. 7	Trustco Center
Bedford Hills, NY	Cobleskill, NY	Glenville, NY
Telephone: (914) 666-6230	Telephone: (518) 254-0290	Telephone: (518) 344-7510

Brandywine Office	Colonie Office	Glens Falls Office
State St. at Brandywine Ave.	1892 Central Ave.	3 Warren Street
Schenectady, NY	Colonie Plaza, Colonie, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
64 Route 100	415 Whitehall Road	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Guilderland Office	Malta Mall Office	New Scotland Office
3900 Carman Rd.	43 Round Lake Rd.	301 New Scotland Ave.
Schenectady, NY	Ballston Lake, NY	Albany, NY
Telephone: (518) 355-4890	Telephone: (518) 899-1558	Telephone: (518) 438-7838

Halfmoon Office	Mamaroneck Office	Newton Plaza Office
Country Dollar Plaza	190 Boston Post Road	602 New Loudon Rd.
Halfmoon, NY	Mamaroneck, NY	Latham, NY
Telephone: (518) 371-0593	Telephone: (914) 777-3023	Telephone: (518) 786-3687

Highland Office	Mayfair Office	Niskayuna-Woodlawn Office
3580 Route 9W	286 Saratoga Rd.	3461 State St.
Highland, NY	Glenville, NY	Schenectady, NY
Telephone: (845) 691-7023	Telephone: (518) 399-9121	Telephone: (518) 377-2264

Hoosick Falls Office	Mechanicville Office	Northern Pines Road Office
47 Main St.	9 Price Chopper Plaza	649 Route 9
Hoosick Falls, NY	Mechanicville, NY	Gansevoort, NY
Telephone: (518) 686-5352	Telephone: (518) 664-1059	Telephone: (518) 583-2634

Hudson Office	Milton Office	Peekskill Office
507 Warren St.	2 Trieble Ave.	20 Welcher Ave.
Hudson, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (518) 828-9434	Telephone: (518) 885-0498	Telephone: (914) 739-1853

Hudson Falls Office	Monroe Office	Pomona Office
3376 Burgoyne Ave.	791 Rt. 17M	1581 Route 202
Hudson Falls, NY	Monroe, NY	Pomona, NY
Telephone: (518) 747-0886	Telephone: (845) 782-1100	Telephone: (845) 354-0176

Latham Office	Mont Pleasant Office	Poughkeepsie Office
1 Johnson Rd.	Crane St. at Main Ave.	2656 South Rd.
Latham, NY	Schenectady, NY	(Route 9)
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Poughkeepsie, NY
Telephone: (845) 485-6419
Loudon Plaza Office	Mt. Kisco Office
372 Northern Blvd.	222 East Main St.	Queensbury Office
Albany, NY	Mt. Kisco, NY	118 Quaker Rd.
Telephone: (518) 462-6668	Telephone: (914) 666-2362	Suite 9, Queensbury, NY
Telephone: (518) 798-7226
Madison Ave. Office	New City Office
1084 Madison Ave.	20 Squadron Blvd.	Rotterdam Office
Albany, NY	New City, NY	Curry Road Shopping Ctr.
Telephone: (518) 489-4711	Telephone: (845) 634-4571	Rotterdam, NY
Telephone: (518) 355-8330
Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Rotterdam Square Office	South Glens Falls Office	Union Street East Office
93 W. Campbell Rd.	Glengate Shopping Plaza	1700 Union St.
Rotterdam, NY	133 Saratoga Road, Suite 1	Schenectady, NY
Telephone: (518) 377-2393	South Glens Falls, NY	Telephone: (518) 382-7511
Telephone: (518) 793-7668
Route 2 Office — Latham		Upper Union Street Office
201 Troy-Schenectady Rd.	State Farm Rd. Office	1620 Union St.
Latham, NY	2050 Western Ave.	Schenectady, NY
Telephone: (518) 785-7155	Guilderland, NY	Telephone: (518) 374-4056
Telephone: (518) 452-6913
Route 7 Office		Ushers Road Office
1156 Troy-Schenectady Rd.	State St. Albany Office	308 Ushers Rd.
Latham, NY	112 State St.	Ballston Lake, NY
Telephone: (518) 785-4744	Albany, NY	Telephone: (518) 877-8069
Telephone: (518) 436-9043
Saratoga Office		Valatie Office
34 Congress St.	State St. Schenectady Office	2929 Route 9
Saratoga Springs, NY	320 State St.	Valatie, NY
Telephone: (518) 587-3500	Schenectady, NY	Telephone: (518) 758-2265
Telephone: (518) 377-3311
Schaghticoke Office		Wappingers Falls Office
2 Main St.	Stuyvesant Plaza Office	1490 Route 9
Schaghticoke, NY	Western Ave. at Fuller Rd.	Wappingers Falls, NY
Telephone: (518) 753-6509	Albany, N	Telephone: (845) 298-9315
Telephone: (518) 489-2616
Scotia Office		West Sand Lake Office
123 Mohawk Ave.	Tanners Main Office	3707 NY Rt. 43
Scotia, NY	345 Main St.	West Sand Lake, NY
Telephone: (518) 372-9416	Catskill, NY	Telephone: (518) 674-3327
Telephone: (518) 943-2500
Sheridan Plaza Office		Wilton Mall Office
1350 Gerling St.	Tanners West Side Office	Route 50
Schenectady, NY	238 West Bridge St.	Saratoga Springs, NY
Telephone: (518) 377-8517	Catskill, NY	Telephone: (518) 583-1716
Telephone: (518) 943-5090
Slingerlands Office		Wolf Road Office
1569 New Scotland Avenue	Troy Office	34 Wolf Rd.
Slingerlands, NY	5th Ave. and State St.	Albany, NY
Telephone: (518) 439-9352	Troy, NY	Telephone: (518) 458-7761
Telephone: (518) 274-5420
Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: (518) 286-2674

Florida

Apollo Beach Office	Lake Mary Office	Rinehart Road Office
6434 Apollo Beach Blvd.	350 West Lake Mary Blvd.	1185 Rinehart Road
Apollo Beach, FL	Sanford, FL	Sanford, FL
Telephone: (813) 649-0460	Telephone: (407) 330-7106	Telephone: (407) 268-3720

Apopka Office	Lake Square Office	Sarasota Office
1134 N. Rock Springs Rd.	10105 Route 441	2704 Bee Ridge Road
Apopka, FL	Leesburg, FL	Sarasota, FL
Telephone: (407) 464-7373	Telephone: (352) 323-8147	Telephone: (941) 929-9451

Clermont Office	Lee Road Office	South Clermont Office
12305 US Route 27 Unit 108	1084 Lee Rd., Suite 11	16908 High Grove Blvd.
Clermont, FL	Orlando, FL	Clermont, FL
Telephone: (352) 243-2563	Telephone: (407) 532-4211	Telephone: (352) 243-9511

Colonial Drive Office	Leesburg Office	Tuskawilla Road Office
4450 East Colonial Dr.	1330 Citizens Blvd., Suite 101	1295 Tuskawilla Road
Orlando, FL	Leesburg, FL	Winter Springs, FL
Telephone: (407) 895-6393	Telephone: (352) 365-1305	Telephone: (407) 695-5558

Curry Ford Road Office	Maitland Office	Winter Haven Office
Shoppes at Andover, Suite 116	9400 US Rt. 17/92, Suite 1008	7460 Cypress Gardens Blvd.
3020 Lamberton Boulevard	Maitland, FL	Winter Haven, FL
Orlando, FL	Telephone: (407) 332-6071	Telephone: (863) 326-1918
Telephone: (407) 277-9663
	Orange City Office	Villaggio Office
Curry Ford West Office	902 Saxon Blvd.	851 SR 434
2826 Curry Ford Road	Orange City, FL	Winter Springs, FL
Orlando, FL	Telephone: (386) 775-1392	Telephone: (407) 327-6064
Telephone: (407) 894-8391
	Osprey Office	Massachusetts
Dean Road Office	1300 South Tamiami Trail	Allendale Office
3920 Dean Rd.	Osprey, FL	5 Cheshire Rd., Suite 12
Orlando, FL	Telephone: (941) 918-9380	Pittsfield, MA
Telephone: (407) 657-8001		Telephone: (413) 236-8400
Oviedo Office
East Colonial Office	1875 West County Road 419	Great Barrington Office
12901 East Colonial Drive	Suite 600	320 Stockbridge Rd.
Orlando, FL	Oviedo, FL	Great Barrington, MA
Telephone: (407) 275-3075	Telephone: (407) 365-1145	Telephone: (413) 644-0054

Goldenrod Road Office
7803 E. Colonial Rd., Suite 107
Orlando, FL
Telephone: (407) 207-3773

Lee Office	Pittsfield Office	Vermont
43 Park St.	1 Dan Fox Drive	Bennington Office
Lee, MA	Pittsfield, MA	215 North St.
Telephone: (413) 243-4300	Telephone: (413) 442-1330	Bennington, VT
Telephone: (802) 447-4952
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

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo
Kevin T. Timmons

BRANCH ADMINISTRATION
Administrative Vice Presidents
Eric W. Schreck
Vice Presidents
Patrick M. Canavan
John R. George
Assistant Vice Presidents
Amy E. Anderson
Clint Mallard
Officers
Takla A. Awad
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Sharon J. Parvis
Assistant Vice President
Paul R. Steenburgh
Officers
Daniel Centi
Bradley T. Delarm
James M. Poole

FACILITIES
Vice President
George W. Wickswat

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

MORTGAGE ORIGINATORS
Administrative Vice President
Deborah K. Appel

OPERATIONS
Administrative Vice President
Kevin M. Curley
Officer
Michael V. Pitnell

PERSONNEL/QUALITY
CONTROL/COMMUNITY RELATIONS
Vice President
Robert M. Leonard
Officer
Paul D. Matthews

TRUST DEPARTMENT
Vice President
Patrick J. LaPorta, Esq.
Officers
Michael J. Ewell
Jesse C. Koepp
Richard W. Provost

General Information

Monday, May 19, 2008
10:00 AM
Mallozzi’s Restaurant
1930 Curry Road
Schenectady, NY 12303

CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges and provides a convenient method of acquiring additional shares. American Stock Transfer & Trust Company (“AST”) acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact AST at 866-659-2647.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write to American Stock and Transfer & Trust Company listed as transfer agent at the bottem of this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, Treasurer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Administrative Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock MarketSM under the symbol TRST. There are approximately 15 thousand shareholders of record of TrustCo common stock.

SUBSIDIARIES:
Trustco Bank     ORE Subsidiary Corp.
Glenville, New York     Glenville, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company
Bennington, Vermont)

TRANSFER AGENT
American Stock Transfer & Trust Company
P.O. Box 922
New York, NY 10269
(866) 659-2647

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information
The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) an industry group of seventeen other regional bank holding companies compiled by SNL Financial LC, called the Superregional Bank Index. The banks comprising the Superregional Bank Index are: BB&T Corp., Comerica Inc., Fifth Third Bancorp, First Horizon National Corp., Huntington Bancshares Inc., KeyCorp, M&T Bank Corp., Marshall & Ilsley Corporation, National City Corp., PNC Financial Services Group, Inc., Popular Inc., Regions Financial Corp., SunTrust Banks, Inc., U.S. Bancorp, Wachovia Corp., Wells Fargo & Co., and Zions Bancorp.

Trustco Bank Corp NY

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
TrustCo Bank Corp NY	100.00	128.31	140.72	132.99	125.93	119.55
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Bank Superregional Index	100.00	128.41	142.33	143.27	164.98	125.46

Trustco Bank Corp NY

	Period Ending
Index	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
TrustCo Bank Corp NY	100.00	140.53	144.71	199.91	233.39	358.66	472.28	434.11	482.41	600.99	540.69	693.78	760.84	719.05	680.91	646.37
Russell 2000	100.00	118.88	116.71	149.92	174.64	213.70	208.26	252.53	244.90	250.99	199.58	293.88	347.75	363.59	430.37	423.63
SNL Superregional Bank Index	100.00	104.62	98.96	154.37	213.95	310.49	334.76	273.23	341.21	331.40	341.70	438.76	486.34	489.53	563.73	428.69