Form 10-K, Exhibit 13
period 2008-12-31
TRUSTCO BANK CORP N Y
filed 2009-02-26
CIK 357301

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State and its principal subsidiary, Trustco Bank, operates 124 community banking offices and 125 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 27 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2008		2007	Percent Change
Income:
Net interest income (Taxable Equivalent)	$99,540		99,504	0.04%
Net Income	34,077		39,467	(13.66)
Per Share:
Basic earnings	0.450		0.525	(14.29)
Diluted earnings	0.450		0.525	(14.29)
Tangible book value	3.10		3.14	(1.27)
Average Balances:
Assets	3,421,914		3,297,881	3.76
Loans, net	2,023,548		1,852,310	9.24
Deposits	3,064,585		2,945,642	4.04
Shareholders' equity	238,700		233,158	2.38
Financial Ratios:
Return on average assets	1.00%		1.20	(16.67)
Return on average equity (1)	14.66		17.19	(14.72)
Consolidated tier 1 capital to:
Total average assets (leverage)	6.77		6.80	(0.44)
Risk-adjusted assets	12.40		13.53	(8.35)
Total capital to risk-adjusted assets	13.66		14.79	(7.64)
Net loans charged off (recovered) to average loans	0.11		0.19	(42.11)
Allowance for loan losses to nonperforming loans	1.10	x	2.70	(59.26)
Efficiency ratio	51.37%		45.45	13.03
Dividend Payout ratio	97.85		121.79	(19.66)

Per Share information of common stock

				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2008
First quarter	$0.125	0.125	0.110	3.21	10.31	8.03
Second quarter	0.112	0.112	0.110	3.16	9.39	7.42
Third quarter	0.119	0.119	0.110	3.17	13.25	7.03
Fourth quarter	0.094	0.094	0.110	3.10	12.22	8.92

2007
First quarter	0.164	0.164	0.160	3.20	11.26	9.45
Second quarter	0.108	0.108	0.160	3.06	10.00	9.17
Third quarter	0.142	0.141	0.160	3.12	11.40	9.21
Fourth quarter	0.112	0.111	0.160	3.14	11.49	9.59

(1)	Excludes the effect of accumulated other comprehensive income.

~ 1 ~

TRUSTCO
Bank Corp NY

Trustco Continues to Expand... Recent Openings

NEW YORK • VERMONT • NEW JERSEY • MASSACHUSETTS

- **LAKE GEORGE**
  Warren County
- **NORTHVALE**
  Bergen County
- **PELHAM**
  Westchester County
- **RED HOOK**
  Dutchess County

FLORIDA

- **ALOMA**
  Orange County
- **AVALON PARK**
  Orange County
- **BEELINE CENTER**
  Orange County
- **DAVENPORT**
  Polk County
- **ENGLEWOOD**
  Charlotte County
- **GATEWAY COMMONS**
  Osceola County
- **LEE VISTA**
  Orange County
- **PLEASANT HILL COMMONS**
  Osceola County
- **PORT ORANGE**
  Volusia County
- **SHOPPES OF SWEETWATER**
  Orange County
- **VENICE**
  Sarasota County
- **WESTWOOD PLAZA**
  Seminole County
- **WINTER GARDEN**
  Orange County

~ 2 ~

Table of Contents

Financial Highlights	1
President’s Message	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Average Balances, Yields and Net Interest Margins	16
Glossary of Terms	30
Management’s Report on Internal Control Over Financial Reporting	32
Reports of Independent Registered Public Accounting Firm	33 - 34
Consolidated Financial Statements and Notes	35
Branch Locations	70-73
Officers and Board of Directors	74
General Information	77
Share Price Information	78

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

~ 3 ~

Dear Shareholder:

What’s old is suddenly new again.  As many of our competitors try to go back to the basics, TrustCo has never deviated from our core conservative way of doing business.  Our focus today largely is the same as it has been for over 100 years.  For 2008, TrustCo was ranked as the top Bank in New York State and the 21st top Bank in the Country by Bank Director Magazine. We are gratified of this high ranking as it again confirms the value of our core business philosophies.  During the first half of 2009 we expect the industry to remain in flux; however, we believe TrustCo is well positioned for the future.

TrustCo’s average loans grew by 9.2% in 2008.  As in previous years, this growth is highlighted by our residential loans which increased by $208 million.  Over the last three years the annualized growth in our loan portfolio has been 15%.  Residential mortgage loans have been our bread and butter loan product for many years and we expect continued growth into 2009.

On January 1, 2009 I was named Chairman by the Board of Directors, assuming the position from my father Robert A. McCormick, who remains a Director.  I would like to thank my Father for his years of outstanding service as Chairman and his continued advice and guidance.

Our branch expansion continued in 2008.  During the course of the year we opened a total of 17 new offices.  These new offices were opened throughout all markets we serve.  We currently have 37 offices in Florida where just six short years ago we opened our first branch in Longwood.  During the first half of 2009 we will effectively complete our major expansion program; however, as opportunities arise we will continue to add additional offices to fill in our existing branch network.   When we began our expansion program in 2002 Trustco had just 56 offices and $2.5 billion in assets. TrustCo now has 124 offices in five states with total assets of $3.5 billion.

We also achieved substantial growth in our deposit base during 2008.  Total average deposits were up $119 million for the year.  In 2009 we will continue to look for growth while being ever mindful of the importance of net interest margin and overall profitability.

Although it has been a difficult year in the stock market our Trust Department faired well in 2008.  On December 31, 2008 we had $765 million in assets under management and have ambitious expectations for 2009.

We have often discussed our philosophy of returning excess capital to our shareholders while maintaining sufficient levels to meet the regulatory definition of “well capitalized.”  In 2008 TrustCo paid 97.85% of our net income to shareholders in the form of cash dividends.

We note with sorrow the passing of  M. Norman Brickman, an Honorary Director with TrustCo Bank Corp NY and Trustco Bank.  Norm was a tremendous supporter of TrustCo along with many not for profit organizations, and will be missed.

Our community needs have expanded, and TrustCo has responded appropriately.  Our staff involvement with hundreds of nonprofit agencies throughout our market area, coupled with financial support from TrustCo, has received increased public awareness.

We are sure the combination of management, products, financial strength and the enthusiastic commitment of the Board of Directors will bring us continued success in the years ahead, whatever the banking environment.  We look forward to the opportunities 2009 will bring.  Especially in these times we thank you for your support.

Sincerely,

/s/ Robert J. McCormick
Robert J. McCormick
Chairman, President
& Chief Executive Officer
TrustCo Bank Corp NY

~ 4 ~

Section 2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the “Company”, or “TrustCo”), during 2008 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2008 should be read in conjunction with this review. Reclassifications are made where necessary to conform with the current years presentation.

2008 was an historic year for the financial services industry, financial markets and economies  around the world.  Dramatic declines in market values for a wide variety of asset classes, market conditions that severely strained normal functioning of, and in some cases resulted in effectively frozen markets, failures and near-failures of some of the largest financial institutions in the world, declining economic activity and unprecedented intervention by governments in markets and the financial services industry became part of the landscape, particularly in the second half of the year.  The United States saw the two largest bank failures in its history, failures of other major financial institutions, forced mergers and massive government bailouts.  The United States Government responded to these events with legislation, including the Troubled Asset Resolution Program (“TARP”), a variety of major initiatives by the Federal Reserve Bank (“FRB”), including a sharp easing of monetary policy and direct intervention in a number of financial markets, and a wide variety of programs instituted by the Federal Deposit Insurance Corporation (“FDIC”), the Treasury Department and other bank regulatory agencies.

TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice.  TrustCo has not engaged in the types of high risk loans and investments that have led to the widely reported problems in the industry.  A number of major competitors of the Company have been severely impacted by these issues.

Overview

TrustCo recorded net income of $34.1 million or $0.450 of diluted earnings per share for the year ended December 31, 2008, compared to $39.5 million or $0.525 of diluted earnings per share for the year ended December 31, 2007. This represents a decrease of 13.7% in net income between 2007 and 2008.

During 2008, the following had a significant effect on net income:
•
an increase of $429 thousand in taxable equivalent net interest income compared to 2007, resulting from an increase in the average balance of interest earning assets of $127.6 million, an increase in interest bearing liabilities of $117.5 million and a decrease of 12 basis points (“bp”) in the net interest margin,

•	An increase in the provision for loan losses from $2.5 million in 2007 to $4.2 million in 2008,
•	the recognition of net gains on securities transactions of $450 thousand in 2008 compared to net securities gains of $217 thousand recorded in 2007,
•	the recognition of net trading gains of $155 thousand in 2008 compared to $891 thousand in 2007,
•	a increase in total noninterest income (excluding the impact of net securities transactions and net trading gains) of $1.2 million, and
•	an increase of $7.2 million in total noninterest expense from $53.6 million in 2007 to $60.8 million in 2008.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2008 and 2007, including:
•	return on average equity of 14.66% for 2008 and 17.19% for 2007, compared to a median of 4.21% in 2008 and 8.09% in 2007 for publicly traded banks and thrifts tracked by SNL Financial,

~ 5 ~

•	return on average assets of 1.00% for 2008 and 1.20% for 2007, compared to the SNL median of 0.48% in 2008 and 0.76% in 2007, and
•	an efficiency ratio of 51.37% for 2008 and 45.45% for 2007, compared to the SNL median of 65.84% in 2008 and 65.58% in 2007.

During 2008, TrustCo’s results were negatively affected by changes in the interest rate environment.  The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities and securities with call provisions.  As noted, there were significant stresses in financial markets and deteriorating economic conditions during 2008.  The FRB significantly eased monetary policy during the year, as a component of its effort to stabilize and improve markets and economic conditions.  That easing included a sharp reduction in the Federal Funds rate, which began 2008 at 4.25% and ended the year at a target range of between 0.00% to 0.25%.  FRB actions and market forces also led to lower rates across the yield curve for U.S. Government securities, however there was some improvement in the shape of the curve, as longer term rates did not fall as much as short term rates.  The 10 year treasury yield, for example, declined from 4.04% to 2.25%.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.  The Company’s deposit funding costs generally declined reflecting the rate environment, however deposit pricing remained competitive throughout the year.  In addition, the downward repricing of time deposits occurs as those accounts reach maturity, thus the full benefit of declining rates lags behind the decline in the Federal Funds rate.  The dramatic drop in the Federal Funds rate and other short term rates also caused a significant reduction in yields on the Company’s short term liquidity position and calls on some of its investment securities caused reductions in the yield on securities holdings.  While these lower yields contributed to the decline in the Company’s net interest margin from 3.10% in 2007 to 2.98% in 2008, the importance of a strong liquidity position has been amply demonstrated by the impact of market conditions on a variety of companies over the last year.

The increase in the provision for loan losses from $2.5 million in 2007 to $4.2 million in 2008 also contributed to the decline in net income.  The increasing provision reflects the increase in the size of the Company’s loan portfolio, changing economic conditions and an increase in nonperforming assets.  While the provision increased, net charge-offs declined from $3.5 million in 2007 to $2.7 million in 2008.

TrustCo continues to open new branch locations. During 2008 seventeen new branches were added to the franchise, bringing the total to 124. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region.  Most of the new branches opened during 2008 are located in these markets.  The new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.  The branches opened since the expansion program began, including those opened in 2008, have begun to add to the Company’s customer base.  As expected, some branches have grown more rapidly than others.  Typically, new bank branches continue to grow for years after being opened.  The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense.  Non-interest income increased by $1.2 million from 2007 to 2008 (excluding securities and trading gains and losses), while non-interest expense increased by $7.2 million over the same period.  The bulk of the branch expansion program is in place, with the remaining branches expected to be completed during 2009.  This is expected to reduce the rate of growth in non-interest expenses.  Revenue growth is expected to continue, as these branches typically add new customers and increase penetration with existing customers for a number of years after coming online.

TrustCo’s operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

Overall, 2008 was marked by growth in the two key drivers of long-term performance, deposits and loans. Deposits ended 2008 at $3.14 billion, an increase of $116.0 million or 3.8% from the prior year and the loan portfolio grew to a total of $2.16 billion, an increase of $228.4 million or 11.8% over the 2007 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers.

~ 6 ~

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 97.6% and 97.4% of average total assets for 2008 and 2007, respectively.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. The Federal Funds rate decreased from 4.25% at the beginning of the year to a target range of 0.00% to 0.25% by year end, with the reductions occurring throughout the year. The effective, or actual Federal Funds rate was often below the targeted rate, particularly in the latter part of 2008.  For 2007 the Federal Funds rate declined by 100 basis points from 5.25% to 4.25%. Traditionally interest rates on bank deposit accounts are heavily influenced by the Federal Funds rate; however during 2008 highly competitive conditions in the banking industry resulted in rates on deposit accounts not declining in line with the Federal Funds rate.  The failure of several significant competitors has led to an improvement in the rate environment in some areas.

~ 7 ~

As noted previously, the yield on other financial instruments, including the 10 year Treasury bond rate did not change in-line with the Federal Funds rate. Despite the Federal Funds rate declining by approximately 400 basis points, the yield on the 10 year Treasury declined only 179 basis points, from 4.04% to 2.25%.  The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the trading portfolio and the securities available for sale portfolio, which are recorded at fair value. Generally, as interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments have declined since mid-year 2008, while deposit costs remained comparatively flat through most of the year.

Earning Assets

Average earning assets during 2008 were $3.34 billion, which was an increase of $127.6 million from the prior year. This increase was the result of growth in the average balance of net loans by $171.2 million, a $95.3 million increase in held-to-maturity securities, an $11.1 million increase in securities available for sale and a $15.3 million increase in Federal Funds sold and other short-term investments, partly offset by a decrease of $165.3 million of trading securities between year-end 2007 and 2008. The increase in the loan portfolio is primarily the result of the $158.0 million increase in real estate loans. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs and changes in competitive conditions as a result of the market disruptions that occurred during the year.

Total average assets  were $3.42 billion for 2008 and $3.30 billion for 2007.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

~ 8 ~

MIX OF AVERAGE EARNING ASSETS

(dollars in Thousands)				2008	2007	Components of
				vs.	vs.	Total Earning Assets
	2008	2007	2006	2007	2006	2008	2007	2006
Loans, net	$2,023,548	$1,852,310	1,611,355	171,238	240,955	60.6%	57.7	55.6

Trading securities:
U.S. government sponsored enterprises	259,081	428,389	-	(169,308)	428,389	7.8	13.3	-
States and political subdivisions	4,018	-	-	4,018	-	0.1	-	-
Total trading securities	263,099	428,389	-	(165,290)	428,389	7.9	13.3	-

Securities available for sale:
U.S. Treasuries and agencies	1,761	227	926	1,534	(699)	0.1	-	-
U.S. government sponsored enterprises	287,908	247,192	783,485	40,716	(536,293)	8.6	7.7	27.0
States and political subdivisions	113,014	127,359	127,173	(14,345)	186	3.4	4.0	4.4
Mortgage-backed securities and
collateralized mortgage obligations	147,758	161,839	184,721	(14,081)	(22,882)	4.4	5.0	6.4
Other	9,918	12,660	12,326	(2,742)	334	0.3	0.4	0.4
Total securities available for sale	560,359	549,277	1,108,631	11,082	(559,354)	16.8	17.1	38.2

Held-to-maturity securities:
U.S. government sponsored enterprises	77,484	9,096	-	68,388	9,096	2.3	0.3	-
Corporate Bonds	26,899	-	-	26,899	-	0.8	-	-
Total held-to-maturity securities	104,383	9,096	-	95,287	9,096	3.1	0.3	-

Federal funds sold and other
short-term investments	388,230	372,965	180,267	15,265	192,698	11.6	11.6	6.2

Total earning assets	$3,339,619	3,212,037	2,900,253	127,582	311,784	100.0%	100.0	100.0

The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

Average net loans increased $171.2 million during 2008 to $2.02 billion. Interest income on the loan portfolio also increased to $123.2 million in 2008 from $120.5 million in 2007. The average yield declined 41 basis points to 6.09% in 2008 compared to 2007.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$285,785	13.2%	$252,189	13.0%	$247,622	14.0%
Real estate - construction	24,784	1.1	37,842	2.0	25,534	1.4
Real estate - mortgage	1,596,054	73.8	1,409,448	72.8	1,240,312	70.4
Home equity lines of credit	250,849	11.6	229,570	11.9	242,555	13.8
Installment loans	5,866	0.3	5,865	0.3	6,491	0.4

Total loans	2,163,338	100.0%	1,934,914	100.0%	1,762,514	100.0%
Less: Allowance for loan losses	36,149		34,651		35,616

Net loans (1)	$2,127,189		$1,900,263		$1,726,898

	Average Balances
	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$267,047	13.2%	$253,506	13.7	$221,527	13.7%	$192,378	14.4%	$189,179	16.1%
Real estate - construction	31,650	1.6	29,692	1.6	21,784	1.4	18,893	1.4	12,430	1.1
Real estate - mortgage	1,486,529	73.5	1,327,461	71.7	1,144,378	71.0	922,875	69.0	780,777	66.3
Home equity lines of credit	232,927	11.5	235,904	12.7	218,297	13.5	192,819	14.4	181,948	15.5
Installment loans	5,395	0.3	5,747	0.3	5,369	0.3	9,934	0.7	12,522	1.1

Total loans	$2,023,548	100.0%	1,852,310	100.0%	1,611,355	100.0%	1,336,899	100.0%	1,176,856	100.0%

Less: Allowance for loan losses	34,833		34,939		35,538		47,653		49,299

Net loans (1)	$1,988,715		$1,817,371		$1,575,817		$1,289,246		$1,127,557

(1)	Presented net of deferred direct loan origination fees and costs.

Historically, TrustCo has distinguished itself as a originator of residential real estate loans. Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.33 billion in 2007 and $1.49 billion in 2008. Income on real estate loans increased to $91.7 million in 2008 from $83.2 million in 2007. The yield on the portfolio decreased from 6.22% for 2007 to 6.14% in 2008 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2008 were $1.60 billion compared to $1.41 billion at year end 2007, an increase of $186.6 million.  The majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

~ 9 ~

Average commercial loans, including the commercial loan portion of the real estate construction portfolio, of $291.1 million in 2008 increased by $16.5 million from $274.6 million in 2007. The average yield on the commercial loan portfolio decreased to 6.51% for 2008 from 7.49% in 2007 as a result of declining market rates. This resulted in interest income on commercial loans of $18.9 million in 2008 and $20.5 million in 2007.

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

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2008, the average balance of home equity credit lines was $232.9 million, a decrease from $235.9 million in 2007. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield decreased to 5.07% for 2008 from 6.75% in 2007. This resulted in interest income on home equity credit lines of $11.8 million in 2008, compared to $15.9 million in 2007.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2008
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$97,416	96,751	91,618	285,785
Real estate construction	24,784	-	-	24,784

Total	122,200	96,751	91,618	310,569

Predetermined rates	40,789	96,751	91,618	229,158
Floating rates	81,411	-	-	81,411

Total	$122,200	96,751	91,618	310,569

The average balance of installment loans, net, decreased to $5.4 million in 2008 from $5.7 million in 2007. The yield on installment loans increased to 14.82% in 2008 from 14.59% in 2007, resulting in interest income of $800 thousand for 2008 and $838 thousand for 2007.

~ 10 ~

Securities

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,

	2008		2007		2006

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost (1)	Value	Cost	Value	Cost	Value
Trading securities:
U. S. government sponsored enterprises	$115,273	115,273	465,151	465,151	-	-
States and political subdivisions	1,053	1,053	-	-	-	-
Total trading securities	116,326	116,326	465,151	465,151	-	-
Securities available for sale:
U. S. Treasuries and agencies	-	-	-	-	999	999
U. S. government sponsored enterprises	424,514	426,078	289,035	289,690	751,539	733,549
States and political subdivisions	102,587	105,137	125,219	129,271	129,633	132,880
Mortgage backed securities and collateralized mortgage obligations	141,579	137,918	154,337	148,858	170,450	167,896
Other	650	650	650	648	680	672
Total debt securities available for sale	669,330	669,783	569,241	568,467	1,053,301	1,035,996
Equity securities	6,178	6,219	10,909	10,425	11,933	12,274
Total securities available for sale	675,508	676,002	580,150	578,892	1,065,234	1,048,270
Held to maturity securities:
U. S. government sponsored enterprises	214,851	215,776	15,000	15,175	-	-
Corporate Bonds	49,838	49,365	-	-	-	-
Total held to maturity securities	264,689	265,141	15,000	15,175	-	-
Total investment securities	$1,056,523	1,057,469	1,060,301	1,059,218	1,065,234	1,048,270

(1)	For trading securities, this represents the fair value.

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio are primarily pass-throughs issued by United States Government agencies or sponsored enterprises.  The Company also has $16.5 million in mortgage backed securities and collateralized mortgage obligations issued by other financial institutions.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2008 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2008, the Company has the intent and ability to hold these securities until market recovery or until maturity, if necessary.  Accordingly, at December 31, 2008 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2008, securities available for sale amounted to $676.0 million at fair value, compared to $578.9 million at year end 2007. For 2008, the average balance of securities available for sale was $560.4 million with an average yield of 5.08%, compared to an average balance in 2007 of $549.3 million with an average yield of 5.49%. The taxable equivalent income earned on the securities portfolio in 2008 was $28.4 million, compared to $30.2 million earned in 2007.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2008 and 2007, the fair value of TrustCo’s portfolio of securities available for sale carried net unrealized gains of approximately $494 thousand and net unrealized losses of approximately $1.3 million, respectively.

~ 11 ~

Trading Securities:  At December 31, 2008, the fair value of trading securities amounted to $116.3 million.  For 2008, the average balance of trading securities was $263.1 million with an average yield of 3.61%, compared to an average balance of $428.4 million at an average yield of 5.24% for 2007.  The taxable equivalent income earned on the trading securities portfolio in 2008 was $9.5 million, compared to $22.4 million in 2007.   The decline in the average yield reflects the change in market interest rates while the decline in interest income reflects both the changing rate environment and the lower average balance.  Trading securities are recorded at their fair value with the current period change in fair value recorded as a gain or loss, net, on the consolidated statement of income.

Held to Maturity Securities:  At December 31, 2008 the company held $264.7 million of held to maturity securities, compared to $15.0 million at December 31, 2007.  For 2008, the average balance of held to maturity securities was $104.4 million, compared to $9.1 million in 2007.  The average yield on held to maturity securities declined from 5.96% in 2007 to 3.50% in 2008.  Interest income on held to maturity securities increased from $542 thousand in 2007 to $3.7 million in 2008, reflecting the growth in average balances, which more than offset lower yields due to the change in market rates.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2008 was $265.1 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  At December 31, 2008, the Company has the intent and ability to hold these securities until maturity.   At December 31, 2008 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.   Accordingly, at December 31, 2008 the Company does not consider any of the unrealized losses to be other than temporary.

Securities Gains & Losses:  During 2008, TrustCo recognized approximately $450 thousand of net gains from securities transactions, compared to net gains of $217 thousand in 2007.  In addition, the Company recognized a net trading gain of $155 thousand in 2008, compared to $891 thousand in 2007.

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

The following table represents debt securities portfolios distributed by maturity.

~ 12 ~

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2008
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total
Trading securities:
U. S. government sponsored enterprises
Amortized cost	$90,164	25,109	-	-	115,273
Fair Value	90,164	25,109	-	-	115,273
Weighted average yield	2.93%	3.40	-	-	3.03
States and political subdivisions
Amortized cost	$1,053	-	-	-	1,053
Fair Value	1,053	-	-	-	1,053
Weighted average yield	3.00%	-	-	-	3.00
Total trading securities
Amortized cost	$91,217	25,109	-	-	116,326
Fair Value	91,217	25,109	-	-	116,326
Weighted average yield	2.91%	3.40	-	-	3.01

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$149,069	160,167	15,289	99,989	424,514
Fair Value	149,229	161,443	15,325	100,081	426,078
Weighted average yield	3.19%	3.27	3.81	5.51	3.84
States and political subdivisions
Amortized cost	$206	36,712	4,087	61,582	102,587
Fair Value	207	37,437	4,195	63,298	105,137
Weighted average yield	3.74%	3.39	5.25	4.82	4.32
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$8,118	75,068	25,195	33,198	141,579
Fair Value	8,111	74,719	24,876	30,212	137,918
Weighted average yield	4.14%	4.88	4.56	4.65	4.73
Other
Amortized cost	-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.92	-	-	2.92
Total securities available for sale
Amortized cost	$157,393	272,597	44,571	194,769	669,330
Fair Value	157,547	274,249	44,396	193,591	669,783
Weighted average yield	3.24%	3.72	4.37	5.15	4.10

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$175,796	39,055	-	-	214,851
Fair Value	176,664	39,112	-	-	215,776
Weighted average yield	2.21%	2.46	-	-	2.25
Corporate Bonds
Amortized cost	$14,741	35,097	-	-	49,838
Fair Value	14,706	34,659	-	-	49,365
Weighted average yield	3.46%	4.89	-	-	4.46
Total held to maturity securities
Amortized cost	$190,537	74,152	-	-	264,689
Fair Value	191,370	73,771	-	-	265,141
Weighted average yield	2.31%	3.61	-	-	2.67

Weighted average yields have not been adjusted for any tax-equivalent factor.

~ 13 ~

Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.   The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale, trading and held to maturity portfolios as of December 31, 2008.  Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for the total investment portfolio on a combined basis, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Securities available for sale:

(dollars in thousands)	As of December 31, 2008
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$157,393	157,547	424,157	425,314
1 to 5 years	272,597	274,249	173,102	175,539
5 to 10 years	44,571	44,396	35,316	35,067
After 10 years	194,769	193,591	36,755	33,863
Total debt securities available for sale	$669,330	669,783	669,330	669,783

Trading securities:

(dollars in thousands)	As of December 31, 2008
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$91,217	91,217	116,326	116,326
1 to 5 years	25,109	25,109	-	-
Total held to maturity securities	$116,326	116,326	116,326	116,326

Held to maturity securities:

(dollars in thousands)	As of December 31, 2008
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$190,537	191,370	229,592	230,482
1 to 5 years	74,152	73,771	35,097	34,659
Total held to maturity securities	$264,689	265,141	264,689	265,141

Federal Funds Sold and Other Short-term Investments

Federal Funds sold and other short-term investments: During 2008, the average balance of Federal Funds sold and other short-term investments was $388.2 million, an increase from $373.0 million in 2007. The average rate earned on these assets was 2.26% in 2008 and 5.06% in 2007.  The decline in average rate reflects the reduction in the Federal Funds target rate.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

During 2008, the target Federal Funds rate set by the Federal Open Market  Committee (FOMC) changed significantly as described previously. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year end balance of Federal Funds sold and other short term investments was $207.7 million for 2008 compared to $286.8 million for year end 2007. Given the extremely low rate on Federal Funds and increased market uncertainties, some of the Company’s liquidity was shifted into very short term high quality securities and bank deposits.  Management anticipates evaluating the overall level of the Federal Funds sold and other short term investments portfolio for 2009 and will make appropriate adjustments based upon market opportunities and interest rates.

~ 14 ~

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $3.06 billion in 2008, compared to $2.95 billion in 2007, an increase of $118.9 million. Increases were noted primarily in the time deposit and IBC deposit categories, partly offset by declines in savings and money market balances.  Demand deposit balances were up modestly. The average balance of interest bearing checking accounts increased by $20.7 million to $302.0 million in 2008.  Average savings account balances decreased from $639.9 million in 2007 to $612.2 million in 2008. Time deposits increased on average by $151.7 million, money market accounts decreased by an average of $29.5 million and demand deposits increased by $3.8 million during 2008 compared to 2007.  Changes in balances by type of deposit primarily reflect shifts in consumer demand and not any specific changes in pricing strategy.  Average time deposits in excess of $100,000 increased from $363.9 million at December 31, 2007 to $426.1 at December 31, 2008.

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

~ 15 ~

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2008			2007			2006
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$2,023,548	123,226	6.09%	1,852,310	120,491	6.50%	1,611,355	104,437	6.48%

Trading securities:
Government sponsored enterprises	259,081	9,377	3.62	428,389	22,432	5.24	-	-	-
States and political subdivisions	4,018	123	3.06	-	-	-	-	-	-
Total trading securities	263,099	9,500	3.61	428,389	22,432	5.24	-	-	-
Securities available for sale:
U.S. Treasuries and agencies	1,761	36	2.06	227	11	4.72	926	42	4.56
Government sponsored enterprises	287,908	13,461	4.68	247,192	13,172	5.33	783,485	40,816	5.21
States and political subdivisions	113,014	7,559	6.69	127,359	8,669	6.81	127,173	8,766	6.89
Mortgage-backed securities and collateralized mortgage obligations	147,758	6,886	4.66	161,839	7,553	4.67	184,721	8,661	4.69
Other	9,918	503	5.08	12,660	753	5.95	12,326	676	5.48
Total securities available for sale	560,359	28,445	5.08	549,277	30,158	5.49	1,108,631	58,961	5.32
Held to maturity securities:
Government sponsored enterprises	77,484	2,402	3.10	9,096	542	5.96	-	-	-
Corporate bonds	26,899	1,253	4.66	-	-	-	-	-	-
Total held to maturity securities	104,383	3,655	3.50	9,096	542	5.96	-	-	-
Federal funds sold and other short-term investments	388,230	8,770	2.26	372,965	18,865	5.06	180,267	8,912	4.94
Total interest earning assets	3,339,619	173,596	5.20%	3,212,037	192,488	5.99%	2,900,253	172,310	5.94%
Allowance for loan losses	(34,833)			(34,939)			(35,538)
Cash and noninterest earning assets	117,128			120,783			109,237
Total assets	$3,421,914			3,297,881			2,973,952
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$301,976	744	0.25	281,276	857	0.30	287,406	1,303	0.45%
Savings	612,247	4,018	0.66	639,915	8,979	1.40	702,790	10,800	1.54
Time deposits and money markets	1,892,910	67,322	3.56	1,770,748	79,425	4.49	1,393,081	55,125	3.96
Total interest bearing deposits	2,807,133	72,084	2.57	2,691,939	89,261	3.32	2,383,277	67,228	2.82
Short-term borrowings	97,472	1,971	2.02	95,101	3,721	3.91	95,239	3,708	3.89
Long-term debt	12	1	5.22	42	2	5.22	72	4	5.22
Total interest bearing liabilities	2,904,617	74,056	2.55%	2,787,082	92,984	3.34%	2,478,588	70,940	2.86%
Demand deposits	257,452			253,703			245,061
Other liabilities	21,145			23,938			20,044
Shareholders' equity	238,700			233,158			230,259
Total liabilities and shareholders' equity	$3,421,914			3,297,881			2,973,952
Net interest income		99,540			99,504			101,370
Taxable equivalent adjustment		(2,677)			(3,070)			(3,103)
Net interest income		96,863			96,434			98,267
Net interest spread			2.65%			2.65%			3.08%
Net interest margin (net interest income to total interest earnings assets)			2.98			3.10			3.50
Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2008, 2007, and 2006. The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders' equity is $(1.5) million, $(757) thousand, and $12.0 million in 2008, 2007, and 2006, respectively, net of unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 2.57% in 2008 compared to 3.32% in 2007. The increase in the average balance of interest bearing deposits, coupled with a 75 basis point decrease in the average cost, resulted in a decrease of approximately $17.2 million in interest expense on deposits to $72.1 million in 2008.

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

~ 16 ~

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in Thousands)				2008	2007	Components of
				vs.	vs.	Total Funding
	2008	2007	2006	2007	2006	2008	2007	2006
Demand deposits	$257,452	253,703	245,061	3,749	8,642	8.1%	8.3	9.0
Retail deposits
Savings	612,247	639,915	702,790	(27,668)	(62,875)	19.4	21.0	25.8
Time deposits under $100 thousand	1,156,355	1,066,809	882,280	89,546	184,529	36.6	35.1	32.4
Interest bearing checking accounts	301,976	281,276	287,406	20,700	(6,130)	9.5	9.3	10.6
Money market deposits	310,468	340,001	260,751	(29,533)	79,250	9.8	11.2	9.5
Total retail deposits	2,381,046	2,328,001	2,133,227	53,045	194,774	75.3	76.6	78.3
Total core deposits	2,638,498	2,581,704	2,378,288	56,794	203,416	83.4	84.9	87.3
Time deposits over $100 thousand	426,087	363,938	250,050	62,149	113,888	13.5	12.0	9.2
Short-term borrowings	97,472	95,101	95,239	2,371	(138)	3.1	3.1	3.5
Long-term debt	12	42	72	(30)	(30)	-	-	-
Total purchased liabilities	523,571	459,081	345,361	64,490	113,720	16.6	15.1	12.7
Total sources of funding	$3,162,069	3,040,785	2,723,649	121,284	317,136	100.0	100.0	100.0

Other funding sources: The Company had $97.5 million of average short-term borrowings outstanding during 2008 compared to $95.1 million in 2007. The average cost of short-term borrowings was 2.02% in 2008 and 3.91% in 2007. This resulted in interest expense of approximately 2.0 million in 2008 and $3.7 million in 2007 ..

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2008	2007	2006	2005	2004
Individuals, Partnerships and corporations	$3,047,460	2,930,448	2,609,596	2,485,922	2,453,843
U.S. Government	9	14	19	72	70
States and political subdivisions	1,618	1,542	4,585	4,875	5,539
Other (certified and official checks, etc.)	15,498	13,638	14,138	15,098	14,727
Total average deposits by type of depositor	$3,064,585	2,945,642	2,628,338	2,505,967	2,474,179

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2008 vs. 2007			2007 vs. 2006
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$(10,095)	743	(10,838)	9,953	9,732	221
Trading securities (taxable)	(12,932)	(7,264)	(5,668)	22,432	22,432	-
Securities available for sale:
Taxable	(603)	1,247	(1,850)	(28,706)	(29,648)	942
Tax-exempt	(1,110)	(960)	(150)	(97)	12	(109)
Total securities available for sale	(1,713)	287	(2,000)	(28,803)	(29,636)	833
Held to maturity securities (taxable)	3,113	2,864	249	542	542	-
Loans, net	2,735	10,546	(7,811)	16,054	15,705	349
Total interest income	(18,892)	7,176	(26,068)	20,178	18,775	1,403

Interest expense:
Interest bearing checking accounts	(113)	52	(165)	(446)	(27)	(419)
Savings	(4,961)	(375)	(4,586)	(1,821)	(903)	(918)
Time deposits and money markets	(12,103)	5,497	(17,600)	24,300	16,130	8,170
Short-term borrowings	(1,750)	90	(1,840)	13	(6)	19
Long-term debt	(1)	(1)	-	(2)	(2)	-
Total interest expense	(18,928)	5,263	(24,191)	22,044	15,192	6,852
Net interest income (TE)	$36	1,913	(1,877)	(1,866)	3,583	(5,449)

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

~ 17 ~

A basic element of TrustCo’s operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 97.9% of net income in 2008 and 121.8% of net income in 2007.  The per share dividend paid in 2008 was $0.44, compared to diluted earnings per share of $0.450.

TrustCo’s Tier 1 capital was 12.40% of risk-adjusted assets at December 31, 2008, and 13.53% of risk-adjusted assets at December 31, 2007. Tier 1 capital to average assets at December 31, 2008 was 6.77%, as compared to 6.80% at year end 2007.

At December 31, 2008 and 2007, Trustco Bank met its Regulator's definition of a well capitalized institution.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo monitors the credit rating and capital levels of the third party banks that they sell Federal Funds to. Only banks with the highest two rating levels for short term issuer default, “F1+” or “F1” as determined by Fitch Ratings, Ltd. are included in the list for Federal Funds transactions.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, loans that have been treated as troubled debt restructurings, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2008 and 2007  totaled $35.7 million and $13.0 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 1.57% in 2008 and 0.66% in 2007.

NONPERFORMING ASSETS

(dollars in thousands)				As of December 31,
	2008		2007	2006	2005	2004
Loans in nonaccrual status	$32,700		12,065	5,713	1,662	557
Loans contractually past due 3 payments or more and still accruing interest	594		19	211	35	-
Restructured loans	598		640	1,189	1,518	2,610
Total nonperforming loans	33,892		12,724	7,113	3,215	3,167
Foreclosed real estate	1,832		293	92	23	-
Total nonperforming assets	$35,724		13,017	7,205	3,238	3,167
Allowance for loan losses	$36,149		34,651	35,616	45,377	49,384
Allowance coverage of nonperforming loans	1.07	x	2.72	5.01	14.11	15.59
Nonperforming loans as a % of total loans	1.57%		0.66	0.40	0.22	0.26
Nonperforming assets as a % of total assets	1.02		0.39	0.23	0.11	0.11

~ 18 ~

Included in nonperforming loans at year end 2008 were $32.7 million of loans in nonaccrual status as compared to $12.1 million at year end 2007. There were $594 thousand of loans past due three payments or more and still accruing interest at year end 2008 and $19 thousand at year end 2007.  Restructured loans at year-end 2008 were $598 thousand, compared to $640 thousand at year-end 2007.  The increase in nonperforming loans from 2007 to 2008 primarily reflects softening economic conditions.  Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have all been cornerstones of the operating philosophy of TrustCo.

At December 31, 2008, nonperforming loans include a mix of commercial and residential loans.  Of total nonperforming loans of $33.9 million, $24.1 million were residential real estate loans and $9.8 million were commercial mortgages and loans.  It is the company’s policy to classify loans as nonperforming if three payments have been missed.  Economic conditions have deteriorated nationally over the last year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  This region has been affected by the economic downturn and turmoil in the financial markets, but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices.  The Company’s Downstate New York and Florida market areas have seen somewhat more of an impact, however traditionally strong underwriting and the avoidance of specific problem areas, such as exotic loan types have helped the Company avoid the level of problems some other institutions have experienced.  The Company’s abundance of caution in its approach to lending has contributed to its relatively solid credit quality and reserve position.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

Management is aware of no other loans in the Bank’s portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2008, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

There were $9.8 million of nonaccrual commercial mortgages and loans classified as impaired as of December 31, 2008 and $2.1 as of December 31, 2007.  At year end 2008 and 2007, there were $598 thousand and $640 thousand, respectively, of impaired retail loans. The average balances of all impaired loans were $5.8 million during 2008, $1.3 million in 2007 and $1.9 million in 2006.

As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2008, there was no allowance for loan losses allocated to these loans.  The Company recognized approximately $82 thousand of interest income on these loans in 2008, $154 thousand in 2007 and $149 thousand in 2006.

At year end 2008 there was $1.9 million of foreclosed real estate as compared to $293 thousand in 2007.

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management’s judgment, representative of the loan portfolio’s inherent risk.

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off and recovery data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

~ 19 ~

• the magnitude, nature and trends of recent loan charge-offs and recoveries,
• the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s market territories, and
• the economic environment in the Upstate New York territory (the Company’s largest geographical area) over the last several years, as well as in the Company’s other market areas.

Management continues to monitor these trends in determining future provisions or credits for loan losses in relation to loan charge offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2008 and 2007 were $4.9 million and $5.7 million, respectively. The decrease in charge-offs came in the commercial segment of the portfolio.  Most of the $2.5 million of commercial charge-offs in 2007 were due to two specific customer relationships.  2008 commercial charge-offs were more consistent with levels prior to 2007.  Charge-offs on residential loans increased, reflecting economic and market changes.   During 2007, 43% of charge-offs were on real estate loans, 43% were on commercial loans and 14% were on installment loans, compared to a mix of 7% commercial, 87% real estate and 6% installment in 2008.  Recoveries were $2.2 million in 2008 and in 2007.  The Company recorded a $4.2 million provision for loan losses in 2008 compared to $2.5 million in 2007. The 68% increase in the provision for loan losses in 2008 to $4.2 million from the 2007 provision of $2.5 million was primarily related to the continued growth in the total loan portfolio, higher nonperforming loan levels and general weakness in the overall economy, partially offset by a reduction in net loan charge-offs.

The allowance for loan losses increased from $34.7 million at December 31, 2007, or 1.79% of total loans at that date, to $36.1 million at December 31, 2008, or 1.67% of total loans at that date.

In 2008, the Company experienced another year of significant loan growth, originated using the Bank’s sound underwriting decision making.  The $228 million of growth in the Company’s total loan portfolio was primarily in the New York area.  Newly originated loans generally require a lower level of allowance for loan losses.

Management believes that the allowance for loan losses is adequate at December 31, 2008 and 2007.  The reduction in the level of allowance for loan losses relative to total loans at December 31, 2008, as compared to 2007, is due to the growth in the portfolio, primarily in the New York markets, continued strong credit attributes in the New York markets, offset to a degree by the general economic conditions throughout the Company’s market areas.

Should the current general nationwide recession and real estate value declines continue or worsen, or if the recession and real estate values declines more significantly the Bank’s market areas, the level of problem loans may increase, as will the level of the provision for loan losses.

~ 20 ~

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2008	2007	2006	2005	2004
Amount of loans outstanding at end of year (less unearned income)	$2,163,338	1,934,914	1,762,514	1,470,719	1,240,065
Average loans outstanding during year (less average unearned income)	2,023,548	1,852,310	1,611,355	1,336,899	1,176,856
Balance of allowance at beginning of year	34,651	35,616	45,377	49,384	48,739
Adjustment upon adoption of Staff Accounting
Bulletin No. 108	-	-	(7,600)	-	-
Loans charged off:
Commercial	339	2,465	19	656	335
Real estate	4,226	2,454	1,863	1,561	5,054
Installment	313	787	235	247	408
Total	4,878	5,706	2,117	2,464	5,797

Recoveries of loans previously charged off:
Commercial	541	77	599	440	446
Real estate	1,518	2,056	2,767	4,121	5,334
Installment	117	108	165	156	212
Total	2,176	2,241	3,531	4,717	5,992
Net loans charged off (recovered)	2,702	3,465	(1,414)	(2,253)	(195)
Provision (credit) for loan losses	4,200	2,500	(3,575)	(6,260)	450
Balance of allowance at end of year	$36,149	34,651	35,616	45,377	49,384
Net charge offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	0.13%	0.19	(0.09)	(0.17)	(0.02)
Allowance as a percent of loans outstanding at end of year	1.67	1.79	2.02	3.09	3.98

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

~ 21 ~

Using this internal model, the fair values of capital projections as of December 31, 2008 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2008. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp and 300 bp or to decrease by 100 bp and 200 bp.

As of December 31, 2008	Estimated Percentage of Fair value of Capital to Fair value of Assets
+300 BP	9.51%
+200 BP	10.44
+100 BP	11.67
Current rates	12.96
-100 BP	12.02
-200 BP	11.77

At December 31, 2008 the book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 6.77%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 12.96% of the fair value of assets whereas the current book value of capital to assets is 6.77% at December 31, 2008, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2008. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is liability sensitive for periods through 5 years and asset sensitive in the period over 5 years. The effect of being liability sensitive is that declining interest rates should result in liabilities repricing to lower levels faster than assets repricing to lower levels, thus increasing net interest income.  Conversely, should interest rates rise, the Company’s interest bearing liabilities would reprice up faster than assets, resulting in lower net interest income.

~ 22 ~

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2008
	Repricing in:
	0-90	91-365	1-5	over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$698,926	559,501	1,074,562	1,089,136	84,688	3,506,813
Cumulative total assets	$698,926	1,258,427	2,332,989	3,422,125	3,506,813
Total liabilities and shareholders' equity	$1,060,665	740,184	1,020,626	424,388	260,950	3,506,813
Cumulative total liabilities and shareholders' equity	$1,060,665	1,800,849	2,821,475	3,245,863	3,506,813
Cumulative interest sensitivity gap	$(361,739)	(542,422)	(488,486)	176,262
Cumulative gap as a % of interest earning assets for the period	(51.8%)	(43.1%)	(20.9%)	5.2%
Cumulative interest sensitive assets to liabilities	65.9%	69.9%	82.7%	105.4%

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.64 billion in 2008 and $2.58 billion in 2007. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2008, the average balance of purchased liabilities was $523.6 million, compared with $459.1 million in 2007.

TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2008, TrustCo’s loan to deposit ratio was 68.98%, up from 64.06% at December 31, 2007, while the median peer group ratios of 100.11% and 98.95%, respectively.

~ 23 ~

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2008 and 2007, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $337.8 million and $267.7 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.4 million and $4.0 million at December 31, 2008 and 2007, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2008 and 2007 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $18.4 million in 2008, $17.8 million in 2007 and $14.9 million in 2006. Included in the 2008 results are $450 thousand of net securities gains compared with net gains of $217 thousand in 2007 and net losses of approximately $596 thousand in 2006.  Net trading gains of $155 thousand were recorded in 2008, compared to $891 thousand. There were no trading gains or losses prior to 2007.  Excluding securities and trading gains and losses, noninterest income was $17.8 million in 2008,  $16.7 million in 2007 and  $15.5 million in 2006.

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.5 million in 2008, $5.7 million in 2007, and $5.5 million in 2006. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2008 and 2007 assets under management by the Trust Department were approximately $764.9 million and $915.8 million, respectively.  The decline in assets under management primarily reflects the lower market valuations across many asset classes during 2008.  This decline, in turn impacted revenue from these activities.

The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, changes in fees for services to customers were made in 2008 in terms of both the levels of fees as well as types of fees.  The changes in reported fee income also reflect the volume of services customers utilized.

~ 24 ~

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2008 vs. 2007
	2008	2007	2006	Amount	Percent
Trust department income	$5,529	5,743	5,463	(214)	-3.7%
Fees for services to customers	10,746	9,498	8,572	1,248	13.1%
Net trading gains	155	891	-	(736)	-82.6%
Net gain (loss) on securities transactions	450	217	(596)	233	107.4%
Other	1,560	1,413	1,420	147	10.4%
Total noninterest income	$18,440	17,762	14,859	678	3.8%

Noninterest expense: Noninterest expense was $60.8 million in 2008, compared with $53.6 million in 2007 and $49.1 million in 2006. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo’s efficiency ratio was 51.4% in 2008, 45.5% in 2007 and 42.0% in 2006. Excluded from the efficiency ratio calculation was $318 thousand of non-recurring income items as well as $605 thousand of securities gains in 2008, $1.1 million of securities gains in 2007, and $596 thousand of securities losses as well as $22 thousand of non-recurring income in 2006.  These revenue items primarily consisted of gain and losses on sale of various assets (including securities).  Additionally, $182 thousand, $806 thousand and $56 thousand of non-recurring expenses primarily consisting of computer consulting costs for 2008, 2007 and 2006, respectively, were excluded from the calculation.  Other real estate expense or income is also excluded from this calculation.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2008 vs. 2007
	2008	2007	2006	Amount	Percent
Salaries and employee benefits	$23,376	20,268	18,427	3,108	15%
Net occupancy expense	12,212	10,164	7,947	2,048	20%
Equipment expense	4,304	3,369	3,042	935	28%
Professional services	4,450	4,152	3,925	298	7%
Outsourced services	5,130	4,309	4,246	821	19%
Advertising expense	2,351	2,343	2,277	8	0%
Supplies expense	1,897	1,558	1,502	339	22%
Other real estate expense (income), net	160	(11)	27	171	-1555%
Other	6,914	7,441	7,669	(527)	-7%
Total noninterest expense	$60,794	53,593	49,062	7,201	13%

Salaries and employee benefits are the most significant component of noninterest expense. For 2008, these expenses amounted to $23.4 million, compared with $20.3 million in 2007, and $18.4 million in 2006.  The increase in salaries and benefits was primarily due to the Company’s branch expansion program.

Net occupancy expense increased $2.0 million to $12.2 million between 2007 and 2008 and increased by $2.2 million from 2006 to 2007 due primarily to new branch openings during 2007 and 2008. Equipment expense, increased $935 thousand for 2008 to $4.3 million as compared to $3.4 million in 2007, and increased by $327 thousand in 2007 compared to 2006. The increase in net occupancy expense and equipment expense is the result of new equipment purchased for the branch expansion program.

Professional services expense increased to $4.5 million in 2008 compared to $4.2 million in 2007 and $3.9 million in 2006. The increase in professional service expense is due primarily to additional fees for legal, accounting and tax advice.

Outsourced service expense was $5.1 million in 2008 compared to $4.3 million in 2007 and $4.2 million in 2006. The increase is the result of increased volumes.

Advertising expense was $2.4 million in 2008 and $2.3 million in both 2007 and 2006.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

As a result of stresses in the financial institutions marketplace, the Federal Deposit Insurance Corporation (“FDIC”) has announced new insurance programs which will include additional insurance premiums to Trustco Bank.  This increase in premium expense along with credits used in the prior year that are no longer available will have the impact of increasing deposit insurance expense for 2009 by approximately $2.0 million, compared to 2008.

~ 25 ~

Income Tax

In 2008, TrustCo recognized income tax expense of $16.2 million, as compared to $18.6 million in 2007 and $22.3 million in 2006. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

During 2008 the Company settled with the Internal Revenue Service and New York State in regard to the audit of the Company’s tax returns.  As a result, the Company reversed an accrual of interest expense of $311 thousand, net of federal taxes, as an element of other expenses and $571 thousand, net of federal taxes, of previously unrecognized tax benefit as a decrease to tax expense in 2008.  The settlement amount approximates the Company’s prior estimate.

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized.  Management will reevaluate the necessity of these reserves as conditions warrant as well as after the effected tax returns have been subject to audit.

The Company does not believe the unrecognized tax benefit of $878 thousand will significantly increase or decrease within the next twelve months.  It is reasonably possible that a reduction in the estimate may occur, however, a quantification of a reasonable range cannot be determined.  Open Federal tax years are 2006 and 2007, and for New York State the 2007 tax year is open.

Contractual Obligations

The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2008:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$5,222	10,309	9,497	46,651	71,679

In addition, the Company is contractually obligated to pay data processing vendors approximately $4 million to $5 million per year through 2013.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.6 million to $1.7 million through 2018. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2008 and $5.1 million as of December 31, 2007. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The consolidated financial statements for the years ended 2008, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

~ 26 ~

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

Adoption of New Accounting Pronouncements

Please refer to the note on Adoption of New Accounting Pronouncements in Note 2 to the financial statements of this report for a detailed discussion of new accounting pronouncements.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2008 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to the note on Adoption of Recent Accounting Pronouncements in Note 16 to the financial statements of this report for a detailed discussion of recent accounting pronouncements.

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

~ 27 ~

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2008					2007
	O1	Q2	Q3	Q4	Year	O1	Q2	Q3	Q4	Year
Income statement:
Interest income	$45,319	42,057	42,053	41,490	170,919	45,281	47,548	48,839	47,750	189,418
Interest expense	20,921	18,584	17,354	17,197	74,056	21,560	23,566	24,284	23,574	92,984
Net interest income	24,398	23,473	24,699	24,293	96,863	23,721	23,982	24,555	24,176	96,434
Provision (credit) for loan losses	300	700	1,000	2,200	4,200	-	-	-	2,500	2,500
Net interest income after provison for loan losses	24,098	22,773	23,699	22,093	92,663	23,721	23,982	24,555	21,676	93,934
Noninterest income	4,541	3,937	4,794	5,168	18,440	7,548	1,146	4,751	4,317	17,762
Noninterest expense	14,564	14,347	14,726	17,157	60,794	12,706	13,458	13,597	13,832	53,593
Income before income taxes	14,075	12,363	13,767	10,104	50,309	18,563	11,670	15,709	12,161	58,103
Income tax expense	4,648	3,894	4,733	2,957	16,232	6,249	3,563	5,069	3,755	18,636
Net income	$9,427	8,469	9,034	7,147	34,077	12,314	8,107	10,640	8,406	39,467
Per share data:
Basic earnings	$0.125	0.112	0.119	0.094	0.450	0.164	0.108	0.142	0.112	0.525
Diluted earnings	0.125	0.112	0.119	0.094	0.450	0.164	0.108	0.141	0.111	0.525
Cash dividends declared	0.110	0.110	0.110	0.110	0.440	0.160	0.160	0.160	0.160	0.640

~ 28 ~

FIVE YEAR SUMMARY OF  FINANCIAL DATA
(dollars in thousands, except per share data)	Years Ended December 31,
	2008	2007	2006	2005	2004
Statement of income data:
Interest income	$170,919	189,418	169,207	150,174	138,786
Interest expense	74,056	92,984	70,940	45,657	38,757
Net interest income	96,863	96,434	98,267	104,517	100,029
Provision (credit) for loan losses	4,200	2,500	(3,575)	(6,260)	450
Net interest income after provision for loan losses	92,663	93,934	101,842	110,777	99,579
Noninterest income	17,835	16,654	15,455	19,290	18,253
Net trading gains	155	891	-	-	-
Net gain (loss) on securities transactions	450	217	(596)	5,999	13,712
Noninterest expense	60,794	53,593	49,062	46,232	48,165
Income before income taxes	50,309	58,103	67,639	89,834	83,379
Income taxes	16,232	18,636	22,314	30,845	26,839
Net income	$34,077	39,467	45,325	58,989	56,540
Share data:
Average equivalent diluted shares (in thousands)	75,793	75,202	75,149	75,397	75,081
Tangible book value	$3.10	3.14	3.19	3.05	3.02
Cash dividends	0.440	0.640	0.640	0.610	0.600
Basic earnings	0.450	0.525	0.605	0.787	0.761
Diluted earnings	0.450	0.525	0.603	0.782	0.753
Financial:
Return on average assets	1.00%	1.20	1.52	2.07	2.00
Return on average shareholders' equity	14.66	17.19	18.71	26.07	26.65
Cash dividend payout ratio	97.85	121.79	105.70	77.46	78.83
Tier 1 capital to average assets (leverage ratio)	6.77	6.82	7.67	8.04	7.74
Tier 1 capital as a % of total risk adjusted assets	12.40	13.53	14.88	16.58	17.09
Total capital as a % of total risk adjusted assets	13.66	14.79	16.14	17.85	18.37
Efficiency ratio	51.37	45.45	42.03	38.29	38.78
Net interest margin	2.98	3.10	3.50	3.90	3.85
Average balances:
Total assets	$3,421,914	3,297,881	2,973,952	2,844,974	2,828,195
Earning assets	3,339,619	3,212,037	2,900,253	2,767,214	2,729,280
Loans, net	2,023,548	1,852,310	1,611,355	1,336,899	1,176,856
Allowance for loan losses	(34,833)	(34,939)	(35,538)	(47,653)	(49,299)
Trading securities	263,099	428,389	-	-	-
Securities available for sale	560,359	549,277	1,108,631	1,024,184	1,057,845
Held to maturity securities	104,383	9,096	-	-	-
Deposits	3,064,585	2,945,642	2,628,338	2,505,967	2,474,179
Short-term borrowings	97,472	95,101	95,239	83,381	100,855
Long-term debt	12	42	72	99	151
Shareholders' equity	238,700	233,158	230,259	226,571	223,719

~ 29 ~

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

~ 30 ~

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
Subprime Loans
Loans, including mortgages, that are underwritten based on non-traditional guidelines or structured in non-traditional ways, typically with the goal of facilitating the approval of loans that more conservative lenders would likely decline.
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
Tier 1 Capital
Total shareholders’ equity excluding accumulated other comprehensive income.

~ 31 ~

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2008, the Company maintained effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President and
Chief Executive Officer

Robert T. Cushing
Executive Vice President and
Chief Financial Officer

Scot R. Salvador
Executive Vice President and
Chief Banking Officer

February 24, 2009

~ 32 ~

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited TrustCo Bank Corp NY’s (the Company’s) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in a reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 24, 2009, expressed an unqualified opinion on those consolidated financial statements.

Albany, New York
February 24, 2009

~ 33 ~

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Albany, New York
February 24, 2009

~ 34 ~

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2008	2007	2006

Interest and dividend income:
Interest and fees on loans	$123,202	120,461	104,400
Interest and dividends on securities available for sale:
U. S. Treasuries and agencies and government sponsored enterprises	13,497	13,183	40,858
States and political subdivisions	4,969	5,698	5,762
Mortgage-backed securities and collateralized mortgage obligations	6,886	7,553	8,661
Other	483	684	614
Total interest and dividends on securities available for sale	25,835	27,118	55,895

Interest on trading securities:
U. S. government sponsored enterprises	9,376	22,432	-
States and political subdivisions	81	-	-
Total interest on trading securities	9,457	22,432	-

Interest on held to maturity securities:
U. S. government sponsored enterprises	2,401	542	-
Other	1,253	-	-
Total interest on held to maturity securities	3,654	542	-

Interest on federal funds sold and other short-term investments	8,771	18,865	8,912
Total interest income	170,919	189,418	169,207

Interest expense:
Interest on deposits	72,084	89,261	67,228
Interest on short-term borrowings	1,971	3,721	3,708
Interest on long-term debt	1	2	4
Total interest expense	74,056	92,984	70,940

Net interest income	96,863	96,434	98,267
Provision (credit) for loan losses	4,200	2,500	(3,575)
Net interest income after provision (credit) for loan losses	92,663	93,934	101,842

Noninterest income:
Trust department income	5,529	5,743	5,463
Fees for services to customers	10,746	9,498	8,572
Net trading gains	155	891	-
Net gain (loss) on securities transactions	450	217	(596)
Other	1,560	1,413	1,420
Total noninterest income	18,440	17,762	14,859

Noninterest expense:
Salaries and employee benefits	23,376	20,268	18,427
Net occupancy expense	12,212	10,164	7,947
Equipment expense	4,304	3,369	3,042
Professional services	4,450	4,152	3,925
Outsourced services	5,130	4,309	4,246
Advertising expense	2,351	2,343	2,277
Supplies expense	1,897	1,558	1,502
Other real estate expense (income), net	160	(11)	27
Other	6,914	7,441	7,669
Total noninterest expenses	60,794	53,593	49,062

Income before income taxes	50,309	58,103	67,639
Income taxes	16,232	18,636	22,314
Net income	$34,077	39,467	45,325

Earnings per share:
Basic	$0.450	0.525	0.605
Diluted	$0.450	0.525	0.603
See accompanying notes to consolidated financial statements.

~ 35 ~

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2008	2007

ASSETS

Cash and due from banks	$41,924	58,156
Federal funds sold and other short term investments	207,680	286,764
Total cash and cash equivalents	249,604	344,920
Trading securities	116,326	465,151
Securities available for sale	676,002	578,892
Held to maturity securities ($265,141 and $15,175 fair value at December 31, 2008 and 2007, respectively)	264,689	15,000
Loans, net	2,163,338	1,934,914
Less: Allowance for loan losses	36,149	34,651
Net loans	2,127,189	1,900,263
Bank premises and equipment	35,156	29,193
Other assets	37,847	44,132

Total assets	$3,506,813	3,377,551

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$249,887	262,863
Savings	609,444	609,064
Interest-bearing checking accounts	331,144	293,027
Money market deposit accounts	285,829	341,790
Certificates of deposit (in denominations of $100,000 or more)	456,583	390,328
Other time accounts	1,203,384	1,123,226
Total deposits	3,136,271	3,020,298
Short-term borrowings	109,592	92,220
Long-term debt	-	29
Accrued expenses and other liabilities	24,926	27,936
Total liabilities	3,270,789	3,140,483

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 83,166,423 and 82,373,165 shares issued at December 31, 2008 and 2007, respectively	83,166	82,373
Surplus	130,142	121,961
Undivided profits	93,818	93,099
Accumulated other comprehensive (loss) income, net of tax	(1,441)	7,230
Treasury stock; 7,082,494 and 7,047,297 shares, at cost, at December 31, 2008 and 2007, respectively	(69,661)	(67,595)
Total shareholders' equity	236,024	237,068
Total liabilities and shareholders' equity	$3,506,813	3,377,551

See accompanying notes to consolidated financial statements.

~ 36 ~

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2006	$82,120	117,770	103,315	(6,054)		(68,490)	228,661
Adjustment to January 1, 2006 beginning balance for adoption of SAB No. 108, net of tax	-	-	9,571	-		-	9,571
January 1, 2006 beginning balance, as adjusted	82,120	117,770	112,886	(6,054)		(68,490)	238,232
Comprehensive income:
Net Income - 2006	-	-	45,325	-	45,325	-	45,325
Other comprehensive loss, net of tax:
Previously unrecognized overfunded position in pension and post retirement benefit plans, net of tax (pre-tax overfunded of $12,096)	-	-	-	7,272	-	-	7,272
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $7,492)	-	-	-	-	(4,504)	-	-
Reclassification adjustment for net loss realized in net income during the year (pre-tax loss $596)	-	-	-	-	358	-	-
Other comprehensive loss	-	-	-	(4,146)	(4,146)	-	(4,146)
Comprehensive income					41,179
Cash dividend declared, $.640 per share	-	-	(47,907)	-		-	(47,907)
Stock options exercised and related tax benefits	30	554	-	-		-	584
Treasury stock purchased (733,413 shares)	-	-	-	-		(8,801)	(8,801)
Sale of treasury stock (800,746 shares)	-	989	-	-		7,975	8,964
Ending balance, December 31, 2006	82,150	119,313	110,304	(2,928)		(69,316)	239,523
Adjustment to initially apply SFAS No. 159, net of tax	-	-	(8,606)	8,606		-	-
Comprehensive income:
Net Income - 2007	-	-	39,467	-	39,467	-	39,467
Other comprehensive income, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $1,673)	-	-	-	-	1,005	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $484)	-	-	-	-	(291)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $1,610)	-	-	-	-	969	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $217)	-	-	-	-	(131)	-	-
Other comprehensive income	-	-	-	1,552	1,552	-	1,552
Comprehensive income					41,019
Cash dividend declared, $.640 per share	-	-	(48,066)	-		-	(48,066)
Stock options exercised and related tax benefits	223	1,893	-	-		-	2,116
Treasury stock purchased (569,348 shares)	-	-	-	-		(5,908)	(5,908)
Sale of treasury stock (798,501 shares)	-	669	-	-		7,629	8,298
Stock based compensation expense	-	86	-	-		-	86
Ending balance, December 31, 2007	82,373	121,961	93,099	7,230		(67,595)	237,068
Comprehensive income:
Net Income - 2008	-	-	34,077	-	34,077	-	34,077
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax underfunded of $15,773)	-	-	-	-	(9,484)	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $403)	-	-	-	-	(241)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $2,202)	-	-	-	-	1,325	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $450)	-	-	-	-	(271)	-	-
Other comprehensive loss	-	-	-	(8,671)	(8,671)	-	(8,671)
Comprehensive income					25,406
Cash dividend declared, $.440 per share	-	-	(33,358)	-		-	(33,358)
Stock options exercised and related tax benefits	793	8,115	-	-		-	8,908
Treasury stock purchased (670,957 shares)	-	-	-	-		(8,164)	(8,164)
Sale of treasury stock (635,760 shares)	-	(127)	-	-		6,098	5,971
Stock based compensation expense	-	193	-	-		-	193
Ending balance, December 31, 2008	$83,166	130,142	93,818	(1,441)		(69,661)	236,024

See accompanying notes to consolidated financial statements.

~ 37 ~

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income	$34,077	39,467	45,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,775	3,116	2,671
Gain on sale of other real estate owned	(224)	(165)	(47)
Provision (credit) for loan losses	4,200	2,500	(3,575)
Deferred tax (benefit) expense	(1,660)	1,782	2,004
Stock based compensation expense	193	86	-
Net loss on sale of bank premises and equipment	6	-	131
Net (gain) loss on sale of securities available for sale	(441)	(217)	596
Proceeds from sales and calls of trading securities	360,829	577,906	-
Purchases of trading securities	(336,914)	(915,255)	-
Proceeds from maturities of trading securities	325,065	375,334	-
Net trading gains	(155)	(891)	-
(Increase) decrease in taxes receivable	(2,928)	20,087	7,265
Decrease (increase) in interest receivable	1,445	3,110	(2,159)
(Decrease) increase in interest payable	(748)	596	825
Decrease (increase) in other assets	593	1,879	(5,212)
Increase in accrued expenses and other liabilities	1,421	625	561
Total adjustments	354,457	70,493	3,060
Net cash provided by operating activities	388,534	109,960	48,385
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	270,698	99,978	97,842
Purchases of securities available for sale	(375,353)	(198,034)	(95,314)
Proceeds from maturities of securities available for sale	9,739	66,799	25,786
Proceeds from calls of held to maturity securities	96,500	10,000	-
Purchases of held to maturity securities	(346,189)	(25,000)	-
Net increase in loans	(233,890)	(176,202)	(290,581)
Proceeds from dispositions of other real estate owned	1,399	302	178
Proceeds from dispositions of bank premises and equipment	10	-	73
Purchases of bank premises and equipment	(9,754)	(8,259)	(5,191)
Net cash used in investing activities	(586,840)	(230,416)	(267,207)
Cash flows from financing activities:
Net increase in deposits	115,973	220,915	236,896
Net increase (decrease) in short-term borrowings	17,372	(3,287)	7,572
Repayment of long-term debt............................	(29)	(30)	(28)
Proceeds from exercise of stock options and related tax benefits	8,908	2,116	584
Proceeds from sales of treasury stock	5,971	8,298	8,964
Purchase of treasury stock	(8,164)	(5,908)	(8,801)
Dividends paid	(37,041)	(48,066)	(47,890)
Net cash provided by financing activities	102,990	174,038	197,297
Net (decrease) increase in cash and cash equivalents	(95,316)	53,582	(21,525)
Cash and cash equivalents at beginning of period	344,920	291,338	312,863
Cash and cash equivalents at end of period	$249,604	344,920	291,338

~ 38 ~

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$74,804	92,388	70,115
Income taxes paid (refunded)	18,573	(1,512)	14,999
Non cash investing and financing activites:
Transfer of loans to real estate owned	2,764	337	200
(Decrease) increase in dividends payable	(3,683)	-	17
Change in unrealized loss on securities available for sale - gross of deferred taxes (excluding $14,313 unrealized loss transferred to undivided profits in 2007 from adoption of SFAS No. 159), net of reclassification adjustment	1,753	1,393	(6,896)
Change in deferred tax effect on unrealized loss on securities available for sale, net of reclassification adjustment	(699)	(555)	2,750
Amortization of prior service cost on pension and post retirement plans, gross of deferred taxes	(403)	(484)	-
Change in deferred tax effect of amortization of prior service cost	162	193	-
Securities available for sale transferred to trading securities	-	516,558	-
Cumulative effect of the adoption of SFAS No. 159-net of deferred taxes ($14,313 gross of deferred taxes)	-	8,606	-
Change in overfunded portion of SFAS No. 158 - gross	(15,773)	1,673	12,096
Deferred tax effect of change in overfunded portion of SFAS No. 158	6,289	(668)	(4,824)
Cumulative effect of the adoption of Staff Accounting Bulletin No. 108- gross of deferred taxes	-	-	15,877
Deferred tax effect of the adoption of Staff Accounting Bulletin No. 108		-	(6,306)

See accompanying notes to consolidated financial statements.

~ 39 ~

Notes to Consolidated Financial Statements

(1) Basis of Presentation
The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiary, Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.
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

Trading securities
Trading securities are recorded at their fair value with the current period change in fair value recorded as net trading gains and losses on the consolidated statements of income.  Interest on trading account securities are recorded in the Consolidated Statements of Income based on the coupon of the underlying bond and the par value of the security.

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

Other Than Temporary Impairment
A decline in the fair value of any available for sale or held to maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis of the security.

Loans
Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as adjustments to interest income over the applicable loan term.  Interest income on loans is accrued based on the principal amount outstanding.

~ 40 ~

Nonperforming loans include nonaccrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in nonaccrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection. Loans may be removed from nonaccrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from nonaccrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.  When, in the opinion of management, the collection of principal appears unlikely, the loan balance is evaluated in light of its collateral value and a charge-off is recorded when appropriate.
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

Other Real Estate Owned
Other real estate owned are assets acquired through foreclosures on loans. At December 31, 2008 and 2007 there were $1.8 million and $293 thousand, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.
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

Dividend Restrictions
Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2009 Trustco Bank can pay cash dividends to the Company equal to year-to-date net profits plus an amount equal to the unrestricted net profits of the prior two years, as defined.

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

~ 41 ~

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and post retirement plan with an offset, net of tax, recorded in accumulated other comprehensive income.

Stock Option Plans
The Company has stock option plans for officers and directors.   The Company recognizes any expense, over the vesting period, of the estimated fair value of all stock options measured on the date of the grants.

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

Segment Reporting
The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Cash and Cash Equivalents
The Company classifies cash on hand, cash due from banks, Federal Funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets
Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. Trust assets under management as of December 31, 2008 and 2007 are $765 million and $916 million, respectively.

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

~ 42 ~

Effective January 1, 2007 TrustCo elected early adoption of SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No. 159), and SFAS No. 157 “Fair Value Measurements.”  SFAS No. 159, which was issued in February 2007, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates.  SFAS No. 157 generally establishes the definition of fair value and expands disclosures about fair value measurement.  This statement establishes a hierarchy of the levels of fair value measurement techniques.  Upon adoption of SFAS No. 159, TrustCo elected to apply the fair value option for certain U.S. government sponsored enterprises securities with lower yields, which generally had longer duration, that were classified in the available for sale portfolio totaling approximately $517 million ($502 million at fair value).  Prior to the adoption of SFAS No. 159, the Company intended to hold these securities until a market price recovery or possibly to maturity.  The Company changed its intent with respect to these securities to enable the Company to record these losses directly to undivided profits rather than current income based on the transition provisions of SFAS No. 159 by electing the fair value option for these securities.  As a result, unrealized losses, net of taxes, of $8.6 million were directly recorded to undivided profits. This charge to undivided profits had no overall impact on total shareholders’ equity because the fair value adjustment had previously been included as an element of shareholders’ equity in the accumulated other comprehensive income (loss) account, net of tax.

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

The following table presents information relative to the assets identified for the fair value option of accounting as of the initial implementation date of January 1, 2007:

(dollars in thousands)	Statement of Condition 12/31/06 prior to adoption	Net loss recognized in undivided profits upon adoption	Statement of condition after adoption of fair value option
Securities available for sale transferred to trading account assets:
Amortized cost	$516,558	(14,313)	502,245
Unrealized Depreciation	(14,313)	14,313	-
Net transferred to trading account assets	$502,245	-	502,245

The securities transferred to trading account assets as of January 1, 2007 were included previously in the available for sale portfolio as Government sponsored enterprises.

The Company adopted SFAS No. 157 “Fair Value Measurements” on January 1, 2007.  SFAS No. 157 establishes a three-level hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels are defined as follows.

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables presents the financial instruments recorded at fair value by the Company as of December 31, 2008 and December 31, 2007 on both a recurring basis (securities available-for-sale and trading securities) and a non-recurring basis (real estate owned).  There were no financial instruments with fair value estimates considered to be categorized as “Level 1” or “Level 3.”  The adjustments to the fair value of real estate owned were not significant.

~ 43 ~

(dollars in thousands)	Fair value measurements at December 31, 2008 using:

Description	Total carrying amount in statement of financial condition as of 12/31/08	Fair value measurement as of 12/31/08	Significant other observable inputs (Level 2)
Securities available for sale	$676,002	676,002	676,002
Trading securities	116,326	116,326	116,326
Other real estate owned	1,832	1,832	1,832

(dollars in thousands)	Fair value measurements at December 31, 2007 using:

Description	Total carrying amount in statement of financial condition as of 12/31/07	Fair value measurement as of 12/31/07	Significant other observable inputs (Level 2)
Securities available for sale	$578,892	578,892	578,892
Trading securities	465,151	465,151	465,151
Other real estate owned	293	293	293

Securities available for sale and trading account securities are fair valued utilizing an independent bond pricing service for identical assets or significantly similar securities.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models.  Inputs to the pricing models are considered to be observable and include recent trades, benchmark interest rates, spreads and actual and projected cash flows.  Other real estate owned fair value is determined by observable comparable sales and property valuation techniques.  Interest and dividend income is recorded on the accrual method and is included in the income statement in the respective investment class under total interest income.

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

During 2008 the Company settled with New York State in regard to the audit of the Company’s tax returns.  As a result, the Company reversed an accrual of interest expense of $311 thousand, net of federal taxes, as an element of other expenses and $571 thousand, net of federal taxes, of previously unrecognized tax benefit as a decrease to tax expense in 2008.  The settlement amount approximates the Company’s prior estimate.

~ 44 ~

For the year ended December 31, 2008 the unrecognized tax benefit and change in that benefit from the beginning of the year is as follows:

(dollars in thousands)

Balance January 1, 2008	$4,023

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2008	(3,145)

Balance December 31, 2008	$878

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized.  Management will reevaluate the necessity of these reserves after the effected tax returns have been subject to audit.

The Company does not believe the unrecognized tax benefit will significantly increase or decrease within the next twelve months.  It is reasonably possible that a reduction in the estimate may occur, however, a quantification of a reasonable range cannot be determined.  Open Federal tax years are 2006 and 2007, and for New York State the 2007 tax year is open.  During 2008, the interest accrual on the unrecognized tax benefit was not significant.  Interest expense of $347 thousand was recorded in 2007 as a component of other non-interest expense.

(c) Prior Year Immaterial Uncorrected Misstatements
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
Approximately $1.9 million of unused accured expenses related to credit risk on long term letters of credit acquired in a 1991 aquisition. These letters of credit generally expired through the mid 1990’s.
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
The reduction of the allowance for loan losses was the result of excess provisions for loan losses recorded primarily in the 1990s. This misstatement primarily occurred as a result of the Company’s extrapolation of historical loan loss experience over the future expected lives of the respective loan portfolios (also known as “life of the loan” approach), and the Company did not consider qualitative factors which impacts the credit quality of the respective loan categores.  The misstatement of the provision for loan losses was not considered material to the Company’s consolidated financial statements in any of the respective years impacted by these misstatements.

~ 45 ~

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

(3) Balances at Other Banks
The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $22.1 million and $21.8 million at December 31, 2008 and 2007, respectively.

(4) Investment Securities

(a)	Trading securities

The fair value of trading securities is as follows:
	December 31,
(dollars in thousands)	2008	2007
U.S. government sponsored enterprises	$115,273	465,151
States and political subdivisions	1,053	-
Total trading securities	$116,326	465,151

Included in the Consolidated Statements of Income are $155 thousand and $891 thousand of net trading gains related to trading account assets at December 31, 2008 and 2007, respectively.

(b)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

~ 46 ~

(dollars in thousands)	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$424,514	1,564	-	426,078
State and political subdivisions	102,587	2,894	344	105,137
Mortgage-backed securities and collateralized mortgage obligations	141,579	711	4,372	137,918
Other	650	-	-	650
Total debt securities	669,330	5,169	4,716	669,783
Equity securities	6,178	41	-	6,219
Total securities available for sale	$675,508	5,210	4,716	676,002

	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$289,035	659	4	289,690
State and political subdivisions	125,219	4,069	17	129,271
Mortgage-backed securities and collateralized mortgage obligations	154,337	399	5,878	148,858
Other	650	-	2	648
Total debt securities	569,241	5,127	5,901	568,467
Equity securities	10,909	-	484	10,425
Total securities available for sale	$580,150	5,127	6,385	578,892

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2008 and 2007, was $5.9 million and $5.6 million, respectively.
The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2008, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$157,393	157,547
Due in one year through five years	272,597	274,249
Due after five years through ten years	44,571	44,396
Due after ten years	194,769	193,591
	$669,330	669,783

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

~ 47 ~

Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2008
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
States and political subdivisions	$9,962	287	637	57	10,599	344
Mortgage-backed securities and collateralized mortgage obligations	17,518	253	84,491	4,119	102,009	4,372
Total	$27,480	540	85,128	4,176	112,608	4,716

	December 31, 2007
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss

U.S. government sponsored enterprises	$4,996	4	-	-	4,996	4
States and political subdivisions	2,606	10	3,369	7	5,975	17
Mortgage-backed securities and collateralized mortgage obligations	47,778	1,403	71,376	4,475	119,154	5,878
Other	5,280	483	598	3	5,878	486
Total	$60,660	1,900	75,343	4,485	136,003	6,385

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
Mortgage-backed securities and collateralized mortgage obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases.  Virtually all of the mortgage-backed securities and collateralized mortgage obligations are government issued securities and the underlying credit ratings for all securities in this portfolio have remained unchanged since purchase.  Because the decline in fair value is attributable primarily to changes in market interest rates and liquidity considerations, and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity and the Company has no intent to sell these securities, these investments are not considered other-than-temporarily impaired.

~ 48 ~

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2008, 2007 and 2006 are as follows:

(dollars in thousands)	December 31,
	2008	2007	2006

Proceeds	$270,698	99,978	97,842
Gross realized gains	983	236	55
Gross realized losses	533	19	651

The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes required by law amounted to $211.8 million and $180.9 million at December 31, 2008 and 2007, respectively.

(c) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$214,851	925	-	215,776
Corporate bonds	49,838	-	473	49,365
Total held to maturity	$264,689	925	473	265,141

December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$15,000	175	-	15,175

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2008, based on the securities’ final maturity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$190,537	191,370
Due in one year through five years	74,152	73,771
	$264,689	265,141

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
There were gross unrealized gains on held to maturity securities of $925 thousand  and $175 thousand at December 31, 2008 and 2007, respectively.  There were gross unrealized losses on held to maturity securities of $473 thousand at December 31, 2008 and no gross unrealized losses at December 31, 2007.  There were no sales of held to maturity securities during 2008 and 2007.

(d) Concentrations
The Company has the following balances of securities held in the trading, available for sale and held to maturity portfolios as of December 31, 2008 that represent greater than 10% of shareholders equity:

	Amortized	Fair
	Cost	Value
Federal Home Loan Bank	$371,302	372,696
Federal National Mortgage Association	163,471	161,188
Federal Home Loan Mortgage Corporation	264,987	265,742

~ 49 ~

(5) Loans and Allowance for Loan Losses
A summary of loans by category is as follows:

(dollars in thousands)	December 31,
	2008	2007
Commercial	$285,785	252,189
Real estate - construtction	24,784	37,842
Real estate mortgage	1,596,054	1,409,448
Home equity lines of credit	250,849	229,570
Installment Loans	5,866	5,865
Total loans, net	2,163,338	1,934,914
Less: Allowance for loan Losses	36,149	34,651
Net loans	$2,127,189	1,900,263

At December 31, 2008 and 2007, loans to executive officers, directors, and to associates of such persons aggregated $6.1 million and $4.0 million, respectively. During 2008, approximately $2.8 million of new loans were made and repayments of loans totalled approximately $727 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.
TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in Florida, Massachusetts and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.
There was significant disruption and volatility in the financial and capital markets during 2008.  Turmoil in the mortgage market adversely impacted both domestic and global markets, and led to a significant credit and liquidity crisis in many domestic markets.  These market conditions were attributable to a variety of factors, in particular the fallout associated with subprime mortgage loans (a type of lending we have never actively pursued).  The disruption has been exacerbated by the continued decline of the real estate and housing market.  While we continue to adhere to prudent underwriting standards, as a lender we may be adversely impacted by general economic weaknesses and, in particular, a sharp downturn in the housing market nationally.

The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)	December 31,
	2008	2007	2006
Loans in nonaccrual status	$32,700	12,065	5,713
Loans conctractually past due 3 payments or more and still accruing interest	594	19	211
Restructured loans	598	640	1,189
Total nonperforming loans	$33,892	12,724	7,113

Interest on nonaccrual and restructured loans of $1.5 million in 2008, $650 thousand in 2007, and $380 thousand in 2006 would have been earned in accordance with the original contractual terms of the loans. Approximately $265 thousand, $154 thousand, and $149 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2008, 2007, and 2006, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

~ 50 ~

Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)	For the year ended December 31,
	2008	2007	2006
Balance at beginning of year	$34,651	35,616	45,377
Adjustment upon adoption of Staff Accounting Bulletin No. 108	-	-	(7,600)
Adjusted balance at beginning of year	34,651	35,616	37,777
Provision (credit) for loan losses	4,200	2,500	(3,575)
Loans charged off	(4,878)	(5,706)	(2,117)
Recoveries on loans previously charged off	2,176	2,241	3,531
Balance at year end	$36,149	34,651	35,616

The Company identifies impaired loans and measures the impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.
There were $9.8 million nonaccrual commercial and commercial real estate loans classified as impaired loans as of December 31, 2008 and $2.1 million as of December 31, 2007. Retail loans totaling $598 thousand as of December 31, 2008, and $640 thousand as of December 31, 2007, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2008, there was no allowance for loan loss allocated to these loans as of that date. The Company specifically allocated $92 thousand of the allowance for loan losses for these loans as of December 31, 2007.
During 2008, 2007, and 2006, the average balance of impaired loans was $5.8 million, $1.3 million, and $1.3 million, respectively, and there was approximately $265 thousand, $154 thousand, and $149 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(6) Bank Premises and Equipment
A summary of premises and equipment at December 31, 2008 and 2007 follows:

(dollars in thousands)	2008	2007
Land	$2,413	2,413
Buildings	25,839	25,162
Furniture, Fixtures and equipment	35,592	30,659
Leasehold improvements	15,429	11,612
Total bank premises and Equipment	79,273	69,846
Accumulated depreciation and amortization	(44,117)	(40,653)
Total	$35,156	29,193
Depreciation and amortization expense approximated $3.8 million, $3.1 million, and $2.7 million for the years 2008, 2007, and 2006, respectively. Occupancy expense of the Bank’s premises included rental expense of $5.4 million in 2008, $4.3 million in 2007, and $3.1 million in 2006.

~ 51 ~

(7) Deposits
Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2008	2007	2006
Interest bearing
checking accounts	$744	857	1,303
Savings accounts	4,018	8,979	10,800
Time deposits and money market accounts	67,322	79,425	55,125
Total	$72,084	89,261	67,228

At December 31, 2008, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,484,400
1 to 2 years	129,209
2 to 3 years	21,494
3 to 4 years	11,452
4 to 5 years	12,291
Over 5 years	1,121
$1,659,967

(8) Short-Term Borrowings
Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2008	2007
Amount outstanding at December 31,	$109,592	92,220
Maximum amount outstanding at any month end	110,221	101,762
Average amount outstanding	97,472	95,101
Weighted average interest rate:
For the year	2.02%	3.91
As of year end	1.78	3.25

Cash management accounts represent retail deposits with customers for which the Bank has pledged certain assets as collateral.
Trustco Bank also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.  The line of credit requires securities to be pledged as collateral for the amount borrowed.  As of December 31, 2008 and 2007 the Company had no outstanding borrowings.  As of December 31, 2008 and 2007 the Company had $5 million and $0 securities pledged, respectively.

~ 52 ~

(9) Income Taxes
A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2008	2007	2006
Current tax expense:
Federal	$17,138	17,106	19,708
State	754	(252)	602
Total current tax expense	17,892	16,854	20,310
Deferred tax (benefit) expense	(1,660)	1,782	2,004
Total income tax expense	$16,232	18,636	22,314

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007, are as follows:

	December 31,
(dollars in thousands)	2008	2007
	Deductible	Deductible
	temporary	temporary
	differences	differences
Benefits and deferred remuneration	$(360)	(626)
Deferred loan fees, net	9	14
Difference in reporting the allowance for loan losses, net	18,727	17,453
Other income or expense not yet reported for tax purposes	1,598	1,543
Depreciable assets	548	1,006
Other items	1,261	733
Net deferred tax asset at end of year	21,783	20,123
Net deferred tax asset at beginning of year	20,123	21,905

Deferred tax (benefit) expense	$(1,660)	1,782

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $21.8 million and $20.1 million at December 31, 2008 and 2007, respectively, will be realized.
In addition to the deferred tax items described in the preceding table, the Company has a deferred tax liability of $198 thousand and a deferred tax asset of $502 thousand at December 31, 2008 and 2007, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax asset of $1.2 million and a deferred tax liability of $5.3 million at December 31, 2008 and 2007, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and post retirement benefit plans recorded, net of tax as an adjustment to accumulated other comprehensive income.
The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

~ 53 ~

Income Taxes

	For the years ended
	December 31,
	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(3.2)	(3.0)	(2.7)
State income tax (including alternative minimum tax), net of federal tax benefit	1.6	0.2	0.8
Previously unrecognized tax benefit	(1.1)	-	-
Other items	-	(0.1)	(0.1)
Effective income tax rate	32.3%	32.1	33.0

(10) Benefit Plans
(a) Retirement Plan
The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date.  Assets of the plan are administered by Trustco Bank’s Trust Department. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2008 and 2007.

Benefit Plans
Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2008	2007
Projected benefit obligation at beginning of year	$25,297	26,171
Service cost	49	44
Interest cost	1,467	1,406
Benefits paid	(1,576)	(1,611)
Net actuarial loss (gain)	1,268	(713)
Projected benefit obligation at end of year	$26,505	25,297

~ 54 ~

Change in Plan Assets and
Reconciliation of Funded (Unfunded) Status:	December 31,
(dollars in thousands)	2008	2007
Fair Value of plan assets at beginning of year	$31,614	30,774
Actual (loss) gain on plan assets	(7,916)	2,451
Benefits paid	(1,576)	(1,611)
Fair value of plan assets at end of year	22,122	31,614

(Unfunded) funded status at end of year	$(4,383)	6,317

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2008	2007
Net actuarial loss (gain)	$8,095	(3,063)

The accumulated benefit obligation for the plan was $26.5 million and $25.3 million at December 31, 2008 and 2007, respectively, which at December 31, 2008 exceeds the fair value of plan assets.

Components of Net Periodic Pension (Credit) Expense and Other Amounts
Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended December 31,
	2008	2007
Service cost	$49	44
Interest cost	1,467	1,406
Expected return on plan assets	(1,974)	(1,954)
Amortization of unrecognized prior service cost	-	-
Curtailment gain, net	-	-
Net periodic pension (credit) expense	(458)	(504)

Net actuarial (gain) / loss included in other comprehensive income	11,158	(1,210)

Total recognized in net periodic benefit (credit) cost and other comprehensive income	$10,700	(1,714)

For December 31, 2006 the Company recognized $47 thousand of net periodic pension expense consisting of $732 thousand of service cost, $1.5 million of interest cost, $(1.9) million of expected return on plan assets, $65 thousand of amortization of prior service cost and a curtailment gain, net of $(372) thousand.

The estimated net gain (loss) for the plan that will be amortized from accumulated other comprehensive income into net periodic pension (credit) cost over the next fiscal year is ($369) thousand.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2009	$1,624
2010	1,616
2011	1,613
2012	1,624
2013	1,632
2014 - 2018	8,319

The assumptions used to determine benefit obligations at December 31 are as follows:

	2008	2007
Discount rate	6.01%	5.75

~ 55 ~

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2008	2007	2006
Discount rate	5.75	5.50	5.50
Rate of increase in future compensation	N.A.	N.A.	4.00
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.
The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $401 thousand, $440 thousand, and $427 thousand, in 2008, 2007, and 2006, respectively. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million and $5.1 million as of December 31, 2008 and 2007, respectively.  Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.
Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company’s Trust Department and invest primarily in money market instruments. These assets are recorded at their fair value and are included in available for sale and other short-term investments in the Consolidated Statements of Condition. As of December 31, 2008 and 2007, the trusts had assets totaling $7.4 million and $7.1 million, respectively.

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
The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2008 and 2007.

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2008	2007
Accumulated benefit obligation at beginning of year	$997	1,031
Service cost	30	31
Interest cost	61	58
Benefits paid	(202)	(153)
Net actuarial loss	239	30
Accumulated benefit obligation at end of year	$1,125	997

~ 56 ~

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2008	2007
Fair value of plan assets at beginning of year	$14,384	13,526
Actual (loss) gain on plan assets	(3,798)	1,011
Benefits paid	(202)	(153)
Fair value of plan assets at end of year	10,384	14,384

Funded status at end of year	$9,259	13,387

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2008	2007
Net actuarial (gain) loss	$367	(4,249)
Prior service credit	(5,570)	(5,973)
	$(5,203)	(10,222)

Components of Net Periodic Benefit (Credit) and Other Amounts Recognized in Other Comprehensive Income:

	For the years ended
	December 31,
(dollars in thousands)	2008	2007
Service cost	$30	31
Interest cost	61	58
Expected return on plan assets	(468)	(499)
Amortization of net actuarial gain	(134)	(134)
Amortization of prior service credit	(403)	(350)
Net periodic benefit credit	(914)	(894)

Net (gain) loss	4,481	(643)
Amortization of prior service cost	403	484
Amortization of net gain	134	134
Total amount recognized in other comprehensive income	5,018	(25)

Total amount recognized in net periodic benefit cost and other comprehensive income	$4,104	(919)

For December 31, 2006 the Company recognized $810 thousand of net periodic benefit cost consisting of $30 thousand of service cost, $53 thousand of interest cost, $(402) thousand of expected return on plan assets, $88 thousand of amortization of net actuarial gain and $(403) thousand of amortization of prior service credit.

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is $403 thousand.

~ 57 ~

Expected Future Benefit Payments
The following benefit payments are expected to be paid:

Year	Postretirement Benefits

2009	$47
2010	50
2011	52
2012	54
2013	56
2014 - 2018	303

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2008	2007
Discount rate	6.01%	5.75

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2008	2007	2006
Discount rate	5.75%	5.50	5.50
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.
For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2008 and thereafter.  A one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2008, and the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2008.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

~ 58 ~

The following table presents the components of accumulated other comprehensive income (loss), net of tax, related to SFAS No. 158 as of:

(dollars in thousands)
	December 31, 2008
	Retirement Plan	Post- Retirement Benefit Plan	Total
Unrecognized net actuarial loss	$(4,868)	(221)	(5,089)
Unrecognized prior service cost	-	3,350	3,350
Total	$(4,868)	3,129	(1,739)

	December 31, 2007
	Retirement Plan	Post- Retirement Benefit Plan	Total
Unrecognized net actuarial gain	$1,813	2,566	4,379
Unrecognized prior service cost	-	3,607	3,607
Total	$1,813	6,173	7,986

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, net of tax, at December 31, 2008 and 2007, respectively.

(dollars in thousands)
	December 31, 2008
	Retirement Plan	Post- Retirement Benefit Plan	Total
Increase in unrecognized net actuarial loss	$(6,709)	(2,775)	(9,484)
Amortization of net actuarial gain and prior service cost	-	(241)	(241)
Total	$(6,709)	(3,016)	(9,725)

	December 31, 2007
	Retirement Plan	Post- Retirement Benefit Plan	Total
Increase in unrecognized net actuarial gain	$699	306	1,005
Amortization of net actuarial gain and prior service cost	-	(291)	(291)
Total	$699	15	714

~ 59 ~

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:
The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2008	2007	2008	2007
Debt Securities	38.40%	28.30	34.40	27.70
Equity Securities	58.80	69.00	60.90	68.10
Other	2.80	2.70	4.70	4.20
Total	100.00%	100.00	100.00	100.00

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
The Company’s investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 50% to 70% equity securities and 30% to 50% debt securities for the asset categories. The Company’s investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.
The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2008.

(e) Incentive and Bonus Plans
During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2008 or 2007 but were replaced with Company contributions to the 401k feature of the plan. Expenses related to the plan aggregated $363 thousand for 2008, $309 thousand in 2007 and $235 thousand in 2006.
The Company also has an executive incentive plan. The expense of this plan generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.4 million, $1.4 million and $1.5 million in 2008, 2007 and 2006, respectively.
The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.

(f) Stock Option Plans
Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock. The Company has approximately 170 thousand options available to be granted as of December 31, 2008.
Under each of these plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four to five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2008, 2007 and 2006, and changes during the years then ended, are as follows:

~ 60 ~

	Outstanding Options		Exercisable Options
		Weighted		Weighted
		Average		Average
		Option		Option
	Shares	Price	Shares	Price
Balance, January 1, 2006	4,178,049	$10.85	4,178,049	$10.85
New options awarded - 2006	-	-	-	-
Cancelled options - 2006	(26,250)	12.86	(26,250)	$12.86
Exercised options - 2006	(95,133)	6.14	(95,133)	6.14
Options became exercisable	-	0.00	-	0.00
Balance, December 31, 2006	4,056,666	$10.95	4,056,666	$10.95
New options awarded - 2007	583,500	9.91	12,000	9.91
Cancelled options - 2007	-	0.00	-	0.00
Exercised options - 2007	(223,389)	8.76	(223,389)	8.76
Options became exercisable	-	0.00	-	0.00
Balance, December 31, 2007	4,416,777	$10.92	3,845,277	$11.07
New options awarded - 2008	429,000	8.29	12,000	8.29
Cancelled options - 2008	(212,531)	9.51	(212,531)	9.51
Exercised options - 2008	(793,258)	10.40	(793,258)	10.40
Options became exercisable	-	0.00	114,300	9.91
Balance, December 31, 2008	3,839,988	$10.81	2,965,788	$11.31

The following table summarizes information about total stock options outstanding at December 31, 2008:

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Options	Contractual	Exercise
Price	Outstanding	Life	Price
Between $7.51 and $10.00	2,216,738	4.7 years	$9.50
Greater than $10.00	1,623,250	5.2 years	12.60
Total	3,839,988	4.9 years	$10.81

The following table summarizes information about total stock options exercisable at December 31, 2008:

		Weighted
		Average	Weighted
Range of	Options	Remaining	Average
Exercise	Outstanding	Contractual	Exercise
Price	and Exercisable	Life	Price
Between $7.51 and $10.00	1,342,538	2.0 years	$9.74
Greater than $10.00	1,623,250	5.2 years	12.60
Total	2,965,788	3.8 years	$11.31

The total intrinsic value of stock options exercised was $1.4 million and $511 thousand in 2008 and 2007, respectively.  The amount of consideration received from the exercise of stock options in 2008 and 2007 was $8.2 million and $2.0 million, respectively.  The tax benefit realized from stock options exercised in 2008 and 2007 was $544 thousand and $159 thousand, respectively.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

~ 61 ~

Stock-based Compensation Expense:  Stock-based compensation expense totaled $182 thousand and $77 thousand in 2008 and 2007, respectively, related to the 2004 TrustCo Bank Corp NY Stock Option Plan.  In addition, $11 thousand and $9 thousand of stock-based compensation expense was recognized in 2008 and 2007, respectively, related to the 2004 Directors Stock Option Plan.  Stock-based compensation expense is recognized ratably over the requisite service period for all awards. Income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation in 2008 and 2007 was $62 thousand and $28 thousand, respectively.  Unrecognized stock-based compensation expense related to non-vested stock options totaled $658 thousand at December 31, 2008.  At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.9 years.

Valuation of Stock-Based Compensation.   The fair value of the Company’s employee stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The weighted-average fair value of stock options granted during 2008 and 2007 estimated using the Black-Scholes option pricing model, was $0.88 and $0.97, respectively.  The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2008 are detailed in the table below:

	2008
	Employees'		Directors'
	Plan		Plan
Expected dividend yield	5.31%		5.31
Risk-free interest rate	3.63		3.42
Expected volatility rate	18.87		18.80
Expected lives	7.5	years	6.0

	2007
	Employees'		Directors'
	Plan		Plan
Expected dividend yield	4.84%		4.84
Risk-free interest rate	4.92		4.91
Expected volatility rate	18.71		15.22
Expected lives	7.5	years	6.0

(11) Commitments and Contingent Liabilities
(a) Leases
The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

Commitments and Contingent Liabilities
(dollars in thousands)
2009	$5,222
2010	5,193
2011	5,116
2012	4,869
2013	4,628
2014 and after	46,651
$71,679

(b) Litigation
Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

~ 62 ~

(c) Outsourced Services
The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.1 million in 2008, $4.3 million in 2007 and $4.2 million in 2006. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.

(12) Earnings Per Share
A reconciliation of the component parts of earnings per share for 2008, 2007 and 2006 follows:

Earnings per Share
(dollars in thousands,		Weighted
except per share data)		Average Shares	Per Share
	Income	Outstanding	Amounts
For the year ended
December 31, 2008:
Basic EPS:
Income available to common shareholders	$34,077	75,762	$0.450
Effect of Dilutive Securities:
Stock Options		31	-
Diluted EPS	$34,077	75,793	$0.450
For the year ended
December 31, 2007:
Basic EPS:
Income available to common shareholders	$39,467	75,122	$0.525
Effect of Dilutive Securities:
Stock Options		80	-
Diluted EPS	$39,467	75,202	$0.525
For the year ended
December 31, 2006:
Basic EPS:
Income available to common shareholders	$45,325	74,904	$0.605
Effect of Dilutive Securities:
Stock Options		245	(0.002)
Diluted EPS	$45,325	75,149	$0.603

As of December 31, 2008 and 2007, the number of antidulitive stock options excluded from diluted earnings per share was approximately 2.6 million and 2.5 million, respectively.

(13) Off-Balance Sheet Financial Instruments
Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2008 and 2007, was $337.8 million and $267.7 million, respectively.  Approximately 84% and 83% of these commitments were for variable rate products at the end of 2008 and 2007, respectively.

~ 63 ~

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.4 million and $4.0 million at December 31, 2008 and 2007, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2008 and 2007 was insignificant.
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

Fair Value of Financial Instruments

	As of
(dollars in thousands)	December 31, 2008
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$249,604	249,604
Trading securities	116,326	116,326
Securities available for sale	676,002	676,002
Held to maturity securities	264,689	265,141
Loans	2,127,189	2,201,252
Accrued interest receivable	16,036	16,036
Financial liabilities:
Demand deposits	249,887	249,887
Interest bearing deposits	2,886,384	2,900,509
Short-term borrowings	109,592	109,592
Accrued interest payable	2,877	2,877

	As of
(dollars in thousands)	December 31, 2007

	Carrying	Fair
	Value	Value

Financial assets:
Cash and cash equivalents	$344,920	344,920
Trading securities	465,151	465,151
Securities available for sale	578,892	578,892
Held to maturity securities	15,000	15,175
Loans	1,900,263	1,923,698
Accrued interest receivable	17,481	17,481
Financial liabilities:
Demand deposits	262,863	262,863
Interest bearing deposits	2,757,435	2,760,018
Short-term borrowings	92,220	92,220
Long-term debt	29	29
Accrued interest payable	3,625	3,625

~ 64 ~

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents
The carrying values of these financial instruments approximate fair values.

Securities
Securities available for sale, trading account securities and held to maturity are fair valued utilizing an independent pricing service.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids and quotes of significantly similar securities and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.

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

(15) Regulatory Capital Requirements
Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2008 and 2007, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.
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

~ 65 ~

Management believes that as of December 31, 2008 and 2007, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.
Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2008 and 2007, for Trustco Bank:

Regulatory Capital Requirements
(dollars in thousands)	As of December 31, 2008
	Amount	Ratio

Leverage capital:	$219,295	6.27%
Tier 1 risk-based capital	219,295	11.58
Total risk-based capital	243,113	12.84

(dollars in thousands)	As of December 31, 2007
	Amount	Ratio

Leverage capital:	$212,845	6.33%
Tier 1 risk-based capital	212,845	12.33
Total risk-based capital	234,580	13.59

The following is a summary of actual capital amounts and ratios as of December 31, 2008 and 2007 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2008
	Amount	Ratio

Leverage capital:	$237,465	6.77%
Tier 1 risk-based capital	237,465	12.40
Total risk-based capital	260,945	13.66

(dollars in thousands)	As of December 31, 2007
	Amount	Ratio

Leverage capital:	$228,995	6.80%
Tier 1 risk-based capital	228,995	13.53
Total risk-based capital	250,313	14.79

(16) Recent Accounting Pronouncements

SFAS No. 141, “Business Combinations (Revised 2008). (SFAS 141R)” SFAS 141R replaces SFAS 141, “Business Combinations,” and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, “Accounting for Contingencies.” SFAS 141R is expected to have a significant impact on the Company’s accounting for business combinations closing on or after January 1, 2009.

~ 66 ~

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

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The hierarchical guidance provided by SFAS 162 did not have a significant impact on the Corporation’s financial statements.

FSP FAS No. 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP 132(R)-1 provides guidance related to an employer’s disclosures about plan assets of defined benefit pension or other post- retirement benefit plans. Under FSP 132(R)-1, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The disclosures required by FSP 132(R)-1 will be included in the Corporation’s financial statements beginning with the financial statements for the year-ended December 31, 2009.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). Issued in April 2008, FSP FAS 142-3 removes the requirement of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity shall consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FAS 142-3 did not have a material impact on the Company’s consolidated financial statements.

~ 67 ~

(17) Parent Company Only
The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2008	2007	2006

Dividends and interest from subsidiaries	$28,302	46,209	49,144
Net (loss) / gain on sales or securities	(317)	233	21
Income from other investments	112	261	219
Total income	28,097	46,703	49,384
Expense:
Operating supplies	90	124	72
Professional services	338	182	66
Miscellaneous expense	330	296	163
Total expense	758	602	301
Income before income taxes and subsidiaries' undistributed earnings	27,339	46,101	49,083
Income tax benefit	(276)	(15)	(14)
Income before subsidiaries' undistributed earnings	27,615	46,116	49,097
Equity in undistributed earnings of subsidiaries / (excess distributions by subsidiaries over earnings)	6,462	(6,649)	(3,772)
Net income	$34,077	39,467	45,325

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2008	2007
Cash in subsidiary bank	$21,870	20,180
Investments in subsidiaries	218,385	220,922
Securities available for sale	311	4,798
Other assets	44	33
Total assets	240,610	245,933
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	5,130	8,865
Total liabilities	5,130	8,865
Shareholders' equity	235,480	237,068
Total liabilities and shareholders' equity	$240,610	245,933

~ 68 ~

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2008	2007	2006
Increase/(decrese) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$34,077	39,467	45,325
Adjustments to reconcile net income to net cash provided by operating activities:
(Equity in undistributed earnings of subsidiaries) / Excess distributions by subsidiaries over earnings	(6,462)	6,649	3,772
Stock based compensation expense	193	86	-
Net loss / (gain) on sales of securities	317	(233)	(21)
Net change in other assets and accrued expenses	(273)	1,870	(163)
Total adjustments	(6,225)	8,372	3,588
Net cash provided by operating activities	27,852	47,839	48,913
Cash flows from investing activities:
Proceeds from sale of securities available for sale	8,673	5,143	156
Purchases of securities available for sale	(3,978)	(3,390)	(396)
Net cash provided by/(used in) investing activities	4,695	1,753	(240)
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	8,364	2,116	584
Dividends paid	(37,028)	(48,051)	(47,890)
Payments to acquire treasury stock	(8,164)	(5,908)	(8,801)
Proceeds from sales of treasury stock	5,971	8,298	8,964

Net cash used in financing activities	(30,857)	(43,545)	(47,143)

Net increase in cash and cash equivalents	1,690	6,047	1,530

Cash and cash equivalents at beginning of year	20,180	14,133	12,603

Cash and cash equivalents at end of year	$21,870	20,180	14,133

Supplemental Information:
(Decrease) / increase in dividends payable	$(3,683)	65	17
Change in unrealized gain/(loss) on securities available for sale - gross	525	(824)	(40)
Change in deferred tax effect on unrealized loss/(gain) on securities available for sale	(209)	329	16

~ 69 ~

Branch Locations

New York

Airmont Office	Chatham Office	Freemans Bridge Rd. Office
327 Route 59 East	193 Hudson Avenue	Trustco Center
Airmont, NY	Chatham, NY	Glenville, NY
Telephone: (845) 357-2435	Telephone: (518) 392-0031	Telephone: (518) 344-7510

Altamont Ave. Office	Clifton Country Road Office	Glens Falls Office
1400 Altamont Ave.	7 Clifton Country Rd.	3 Warren Street
Schenectady, NY	Clifton Park, NY	Glens Falls, NY
Telephone: (518) 356-1317	Telephone: (518) 371-5002	Telephone: (518) 798-8131

Altamont Ave. West Office	Clifton Park Office	Greenwich Office
1900 Altamont Ave.	1018 Route 146	131 Main St.
Rotterdam, NY	Clifton Park, NY	Greenwich, NY
Telephone: (518) 355-1900	Telephone: (518) 371-8451	Telephone: (518) 692-2233

Ardsley Office	Cobleskill Office	Guilderland Office
33-35 Center Street	RR #3, Rt. 7	3900 Carman Rd.
Ardsley, NY	Cobleskill, NY	Schenectady, NY
Telephone: (914) 693-3254	Telephone: (518) 254-0290	Telephone: (518) 355-4890

Ballston Spa Office	Colonie Office	Halfmoon Office
235 Church Ave.	1892 Central Ave.	Country Dollar Plaza
Ballston Spa, NY	Colonie Plaza, Colonie, NY	Halfmoon, NY
Telephone: (518) 885-1561	Telephone: (518) 456-0041	Telephone: (518) 371-0593

Bedford Hills Office	Crestwood Plaza Office	Highland Office
180 Harris Rd.	415 Whitehall Road	3580 Route 9W
Bedford Hills, NY	Albany, NY	Highland, NY
Telephone: (914) 666-6230	Telephone: (518) 482-0693	Telephone: (845) 691-7023

Brandywine Office	Delmar Office	Hoosick Falls Office
State St. at Brandywine Ave.	167 Delaware Ave.	47 Main St.
Schenectady, NY	Delmar, NY	Hoosick Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 439-9941	Telephone: (518) 686-5352

Briarcliff Manor Office	East Greenbush Office	Hudson Office
64 Route 100	501 Columbia Turnpike	507 Warren St.
Briarcliff Manor, NY	Rensselaer, NY	Hudson, NY
Telephone: (914) 762-7133	Telephone: (518) 479-7233	Telephone: (518) 828-9434

Bronxville Office	Elmsford Office	Hudson Falls Office
5-7 Park Place	100 Clearbrook Rd.	3376 Burgoyne Ave.
Bronxville, NY	Elmsford, NY	Hudson Falls, NY
Telephone: (914) 771-4180	Telephone: (914) 345-1808	Telephone: (518) 747-0886

Central Ave. Office	Exit 8/Crescent Rd. Office	Lake George Office
40 Central Ave.	CVS Plaza	4066 Route 9L
Albany, NY	Clifton Park, NY	Lake George, NY
Telephone: (518) 426-7291	Telephone: (518) 383-0039	Telephone: (518) 668-2352

	Fishkill Office	Latham Office
	1542 Route 52	1 Johnson Rd.
	Fishkill, NY	Latham, NY
	Telephone: (845) 896-8260	Telephone: (518) 785-0761

~ 70 ~

Loudon Plaza Office	New City Office	Rotterdam Office
372 Northern Blvd.	20 Squadron Blvd.	Curry Road Shopping Ctr.
Albany, NY	New City, NY	Rotterdam, NY
Telephone: (518) 462-6668	Telephone: (845) 634-4571	Telephone: (518) 355-8330

Madison Ave. Office	New Scotland Office	Rotterdam Square Office
1084 Madison Ave.	301 New Scotland Ave.	93 W. Campbell Rd.
Albany, NY	Albany, NY	Rotterdam, NY
Telephone: (518) 489-4711	Telephone: (518) 438-7838	Telephone: (518) 377-2393

Malta 4 Corners Office	Newton Plaza Office	Route 2 Office — Latham
2471 Route 9	602 New Loudon Rd.	201 Troy-Schenectady Rd.
Malta, NY	Latham, NY	Latham, NY
Telephone: (518) 899-1056	Telephone: (518) 786-3687	Telephone: (518) 785-7155

Malta Mall Office	Niskayuna-Woodlawn Office	Route 7 Office
43 Round Lake Rd.	3461 State St.	1156 Troy-Schenectady Rd.
Ballston Lake, NY	Schenectady, NY	Latham, NY
Telephone: (518) 899-1558	Telephone: (518) 377-2264	Telephone: (518) 785-4744

Mamaroneck Office	Northern Pines Road Office	Saratoga Office
190 Boston Post Road	649 Route 9	34 Congress St.
Mamaroneck, NY	Gansevoort, NY	Saratoga Springs, NY
Telephone: (914) 777-3023	Telephone: (518) 583-2634	Telephone: (518) 587-3500

Mayfair Office	Peekskill Office	Schaghticoke Office
286 Saratoga Rd.	20 Welcher Ave.	2 Main St.
Glenville, NY	Peekskill, NY	Schaghticoke, NY
Telephone: (518) 399-9121	Telephone: (914) 739-1853	Telephone: (518) 753-6509

Mechanicville Office	Pelham Office	Scotia Office
9 Price Chopper Plaza	132 Fifth Avenue	123 Mohawk Ave.
Mechanicville, NY	Pelham, NY	Scotia, NY
Telephone: (518) 664-1059	Telephone: (914) 632-1983	Telephone: (518) 372-9416

Milton Office	Pomona Office	Sheridan Plaza Office
2 Trieble Ave.	1581 Route 202	1350 Gerling St.
Ballston Spa, NY	Pomona, NY	Schenectady, NY
Telephone: (518) 885-0498	Telephone: (845) 354-0176	Telephone: (518) 377-8517

Monroe Office	Poughkeepsie Office	Slingerlands Office
791 Rt. 17M	2656 South Rd. (Route 9)	1569 New Scotland Avenue
Monroe, NY	Poughkeepsie, NY	Slingerlands, NY
Telephone: (845) 782-1100	Telephone: (845) 485-6419	Telephone: (518) 439-9352

Mont Pleasant Office	Queensbury Office	South Glens Falls Office
Crane St. at Main Ave.	118 Quaker Rd.	Glengate Shopping Plaza
Schenectady, NY	Suite 9, Queensbury, NY	133 Saratoga Road, St. 1
Telephone: (518) 346-1267	Telephone: (518) 798-7226	South Glens Falls, NY
Telephone: (518) 793-7668

Mt. Kisco Office	Red Hook Office	State Farm Rd. Office
222 East Main St.	7391 S. Broadway (Rt. 9)	2050 Western Ave.
Mt. Kisco, NY	Red Hook, NY	Guilderland, NY
Telephone: (914) 666-2362	Telephone: (845) 752-2224	Telephone: (518) 452-6913

~ 71 ~

State St. Albany Office	West Sand Lake Office	Colonial Drive Office
112 State St.	3707 NY Rt. 43	4450 East Colonial Dr.
Albany, NY	West Sand Lake, NY	Orlando, FL
Telephone: (518) 436-9043	Telephone: (518) 674-3327	Telephone: (407) 895-6393

State St. Schenectady Office	Wilton Mall Office	Curry Ford Road Office
320 State St.	Route 50	Shoppes at Andover, Suite 116
Schenectady, NY	Saratoga Springs, NY	3020 Lamberton Boulevard
Telephone: (518) 377-3311	Telephone: (518) 583-1716	Orlando, FL
Telephone: (407) 277-9663

Stuyvesant Plaza Office	Wolf Road Office	Curry Ford West Office
Western Ave. at Fuller Rd.	34 Wolf Rd.	2826 Curry Ford Road
Albany, NY	Albany, NY	Orlando, FL
Telephone: (518) 489-2616	Telephone: (518) 458-7761	Telephone: (407) 894-8391

Tanners Main Office	Wynantskill Office	Davenport Office
345 Main St.	134-136 Main St., Rt. 66	42755 US Highway 27
Catskill, NY	Wynantskill, NY	Suite 600
Telephone: (518) 943-2500	Telephone: (518) 286-2674	Davenport, FL
(863) 424-9493
Florida
Tanners West Side Office	Aloma Office	Dean Road Office
238 West Bridge St.	4070 Aloma Avenue Suite 1000	3920 Dean Rd.
Catskill, NY	Winter Park, FL	Orlando, FL
Telephone: (518) 943-5090	Telephone: (407) 677-1969	Telephone: (407) 657-8001

Troy Office	Apollo Beach Office	East Colonial Office
5th Ave. and State St.	205 Apollo Beach Blvd.	12901 East Colonial Drive
Troy, NY	Apollo Beach, FL	Orlando, FL
Telephone: (518) 274-5420	Telephone: (813) 649-0460	Telephone: (407) 275-3075

Union Street East Office	Apopka Office	Englewood Office
1700 Union St.	1134 N. Rock Springs Rd.	29305 S. McCall Road
Schenectady, NY	Apopka, FL	Englewood, FL
Telephone: (518) 382-7511	Telephone: (407) 464-7371	(941) 460-0601

Upper Union Street Office	Avalon Park Office	Gateway Commons Office
1620 Union St.	3662 Avalon Park Blvd. E.	1525 E. Osceola Pkwy. Suite 120
Schenectady, NY	Orlando, FL	Kissimmee, FL
Telephone: (518) 374-4056	(407) 380-2264	(407) 932-0398

Ushers Road Office	BeeLine Center Office	Goldenrod Road Office
308 Ushers Rd.	10249 S. John Young Pkwy. Suite 101	7803 E. Colonial Rd., Suite 107
Ballston Lake, NY	Orlando, FL	Orlando, FL
Telephone: (518) 877-8069	(407) 240-0945	Telephone: (407) 207-3773

Valatie Office	Clermont Office	Lake Mary Office
2929 Route 9	12305 US Rt. 27 Unit 108	350 West Lake Mary Blvd.
Valatie, NY	Clermont, FL	Sanford, FL
Telephone: (518) 758-2265	Telephone: (352) 243-2563	Telephone: (407) 330-7106

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

~ 72 ~

Lake Square Office	Pleasant Hill Commons Office	Winter Haven Office
10105 Route 441	3307 Route 17/92	7460 Cypress Gardens Blvd.
Leesburg, FL	Kissimmee, FL	Winter Haven, FL
Telephone: (352) 323-8147	(407) 846-8866	Telephone: (863) 326-1918

Lee Road Office	Port Orange Office	Venice Office
1084 Lee Rd., Suite 11	3751 Clyde Morris Blvd.	2057 S. Tamiami Trail
Orlando, FL	Port Orange, FL	Venice, FL
Telephone: (407) 532-4211	(386) 322-3730	(941) 496-9100

Lee Vista Office	Rinehart Road Office	Villaggio Office
8288 Lee Vista Blvd.	1185 Rinehart Road	851 SR 434
Suite E	Sanford, FL	Winter Springs, FL
Orlando, FL	Telephone: (407) 268-3720	Telephone: (407) 327-6064
(321) 235-5583
Massachusetts
Leesburg Office	Sarasota Office	Allendale Office
1330 Citizens Blvd.	2704 Bee Ridge Road	5 Cheshire Rd., Suite 18
Suite 101	Sarasota, FL	Pittsfield, MA
Leesburg, FL	Telephone: (941) 929-9451	Telephone: (413) 236-8400
Telephone: (352) 365-1305

Longwood Office	Shoppes of Sweetwater Office	Great Barrington Office
1400 West State Rd.	671 N. Hunt Club Road	320 Stockbridge Rd.
Longwood, FL	Longwood, FL	Great Barrington, MA
Telephone (407) 339-3396	(407) 774-1374	Telephone: (413) 644-0054

Maitland Office	South Clermont Office	Lee Office
9400 US Rt. 17/92	16908 High Grove Blvd.	43 Park St.
Suite 1008	Clermont, FL	Lee, MA
Maitland, FL	Telephone: (352) 243-9511	Telephone: (413) 243-4300
Telephone: (407) 332-6071

Orange City Office	Tuskawilla Road Office	Pittsfield Office
902 Saxon Blvd.	1295 Tuskawilla Road	1 Dan Fox Drive
Orange City, FL	Winter Springs, FL	Pittsfield, MA
Telephone: (386) 775-1392	Telephone: (407) 695-5558	Telephone: (413) 442-1330

New Jersey
Osprey Office	Westwood Plaza Office	Northvale Office
1300 South Tamiami Trail	4942 West SR 46 Suite 1050	220 Livingston Street
Osprey, FL	Sanford, FL	Northvale, NJ
Telephone: (941) 918-9380	(407) 321-4925	(201) 750-1501

Oviedo Office	Winter Garden Office	Ramsey Office
1875 W. County Road 419	16118 Marsh Road	385 N. Franklin Turnpike
Suite 600	Winter Garden, FL	Ramsey, NJ
Oviedo, FL	(407) 654-4609	Telephone: (201) 934-1429
Telephone: (407) 365-1145

Vermont
Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

~ 73 ~

TrustCo Bank Corp NY Officers and Board of Directors

Officers

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

Secretary
Thomas M. Poitras

ASSISTANT SECRETARIES
Robert M. Leonard
Sharon J. Parvis

Board of Directors
Joseph Lucarelli
President
Traditional Builders
Residential Construction
Thomas O. Maggs
President
Maggs & Associates
Insurance Agency
Anthony J. Marinello, M.D., Ph.D.
Physician
Robert A. McCormick
Retired Chairman
TrustCo Bank Corp NY
Robert J. McCormick
Chairman, President and Chief Executive Officer
TrustCo Bank Corp NY
William D. Powers
Partner
Powers & Co., LLC
Consulting
William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

~ 74 ~

HONORARY DIRECTORS

Lionel O. Barthold
Bernard J. King
Nancy A. McNamara
William H. Milton, III
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry

Trustco Bank Officers

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo
Kevin T. Timmons

BRANCH ADMINISTRATION
Administrative Vice President
Eric W. Schreck
Vice Presidents
Patrick M. Canavan
John R. George
Assistant Vice Presidents
Amy E. Anderson
Clint Mallard
Takla A. Awad
Officer
Paul D. Matthews

COMPLIANCE
Vice President
Thomas M. Poitras

~ 75 ~

COMMERCIAL LENDING
Vice President
Sharon J. Parvis
Assistant Vice President
Paul R. Steenburgh
Officers
Daniel Centi
Bradley T. Delarm
James M. Poole

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

OPERATIONS
Administrative Vice President
Kevin M. Curley
Officer
Michael V. Pitnell

PERSONNEL/QUALITYCONTROL/
COMMUNITY RELATIONS/FACILITIES
Administrative Vice President
Robert M. Leonard
Officers
Mary Jean Riley
Michelle Simmonds

TRUST DEPARTMENT
Administrative Vice President
Patrick J. LaPorta, Esq.
Officers
Timothy H. Easley
Michael J. Ewell
Jesse C. Koepp
Richard W. Provost
Kevin Smith

~ 76 ~

General Information

Monday, May 18, 2009
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

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2008 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, Treasurer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

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
Member FDIC
(and its wholly owned subsidiaries,

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York)

~ 77 ~

TRANSFER AGENT
American Stock Transfer & Trust Company
P.O. Box 922
New York, NY 10269
(866) 659-2647

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information
The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) an industry group of compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE-Alt, NASDAQ) banks and thrifts in SNL's coverage universe.  The group, referred to as the SNL Bank and Thrift Index included 556 companies as of February 4, 2009.  A list of the component companies can be obtained by contacting TrustCo.  The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.  The SNL Superregional Bank Index previously used for these graphs is no longer compiled by SNL.

~ 78 ~

~ 79 ~