Form 10-K, Exhibit 13
period 2009-12-31
TRUSTCO BANK CORP N Y
filed 2010-03-01
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State and its principal subsidiary, Trustco Bank, operates 132 community banking offices and 134 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 28 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2009		2008	Percent Change
Income:
Net interest income (Taxable Equivalent)	$114,029		99,540	14.56
Net Income	28,120		34,077	(17.48)
Per Share:
Basic earnings	0.368		0.450	(18.22)
Diluted earnings	0.368		0.450	(18.22)
Tangible book value	3.20		3.10	3.23
Average Balances:
Assets	3,555,981		3,421,914	3.92
Loans, net	2,203,683		2,023,548	8.90
Deposits	3,193,115		3,064,585	4.19
Shareholders' equity	239,842		238,700	0.48
Financial Ratios:
Return on average assets	0.79%		1.00	(21.00)
Return on average equity	11.72		14.28	(17.93)
Consolidated tier 1 capital to:
Total average assets (leverage)	6.71		6.77	(0.89)
Risk-adjusted assets	12.04		12.40	(2.90)
Total capital to risk-adjusted assets	13.30		13.66	(2.64)
Net loans charged off to average loans	0.45		0.13	246.15
Allowance for loan losses to nonperforming loans	0.82	x	1.07	(23.36)
Efficiency ratio	55.18%		51.37	7.42
Dividend Payout ratio	80.90		97.85	(17.32)

Per Share information of common stock
				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2009
First quarter	0.083	0.083	0.1100	3.11	9.71	4.85
Second quarter	0.070	0.070	0.0625	3.11	7.06	5.42
Third quarter	0.103	0.103	0.0625	3.19	6.66	5.54
Fourth quarter	0.111	0.111	0.0625	3.20	6.51	5.63

2008
First quarter	0.125	0.125	0.1100	3.21	10.31	8.03
Second quarter	0.112	0.112	0.1100	3.16	9.39	7.42
Third quarter	0.119	0.119	0.1100	3.17	13.25	7.03
Fourth quarter	0.094	0.094	0.1100	3.10	12.22	8.92

TRUSTCO
Bank Corp NY

Trustco Continues to Expand... Recent Openings

NEW YORK • VERMONT • NEW JERSEY • MASSACHUSETTS

- **BRUNSWICK** Rensselaer County
- **HARTSDALE** Westchester County
- **NYACK** Rockland County

FLORIDA

- **BRADENTON** Manatee County
- **CEDAR CREEK** Seminole County
- **DOWNTOWN ORLANDO** Orange County
- **WINDERMERE** Orange County

Table of Contents

Financial Highlights	1
President’s Message	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Average Balances, Yields and Net Interest Margins	15
Glossary of Terms	29
Management’s Report on Internal Control Over Financial Reporting	31
Reports of Independent Registered Public Accounting Firm	32
Consolidated Financial Statements and Notes	33
Branch Locations	70 - 74
Officers and Board of Directors	75 - 77
General Information	78 - 79
Share Price Information	80

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

Dear Fellow Shareholders:

As we told you last year what is old is suddenly new again. That statement continued to hold true through 2009. TrustCo’s history of conservative lending and investing is becoming the blue print for the banking industry. Our conservative philosophies have set us apart from our peers. During 2009 TrustCo received many national recognitions from various news and rating organizations:

•	Top 25 Banks Nationally – Bank Director Magazine, February 2009
•	Top 10 Best Banks in the County – ABA Journal, May 2009
•	Top 15 Banks Nationally (5th year in a row) – SNL Thrift Investor, May 2009
•	Top 100 in Audit Integrity (out of 8,000 publicly traded companies covered) – June 2009
•	4th Best Bank in the County – US Banker, August 2009
•	Robert T. Cushing, Executive Vice President and Chief Financial Officer awarded CFO of the Year – Capital Region Business Review, October 2009

Most recently, Bank Director Magazine again ranked us as one of the Top Banks in the Country in the February, 2010 issue.

We are proud of this third-party recognition, however, we are ever mindful of the greater importance of continued profitability, financial strength and growth.

We told you that our earnings would improve in the second half of the year. This in fact did happen and in the fourth quarter of 2009 we reported net income was up about 19% compared to the 4th quarter of 2008. Our interest margin continued to show improvement, increasing to 3.51% during the 4th quarter of 2009 verses 2.96% for the fourth quarter of 2008. This 19% increase in margin should contribute to fueling continued profitability into 2010. The entire year was impacted by expenses, especially our FDIC insurance premium increasing from $454 thousand to $6.5 million.

We saw substantial growth in our loan portfolio over the past year. Average loans grew 8.90% or $180 million in 2009. We are proud to report that our residential mortgage portfolio reached $2 billion in January of 2010. Just over five short years ago mortgage loans reached the $1 billion milestone. This growth was not achieved in a vacuum but rather with the hard work and dedication of our most important asset, our employees. We are not immune to the industry delinquency issues, but ours are manageable and well below national averages.

We are pleased to report growth in our average deposits of 4.19% or $129 million for 2009. The growth in deposits and loans is spread throughout all the markets we currently serve.

We have often discussed our philosophy of returning excess capital to our shareholders while maintaining sufficient levels to meet the regulatory definition of “well capitalized.” In 2009 TrustCo paid 80.90% of our net income to shareholders in the form of cash dividends. During 2010 it is the Board of Directors intent to continue payouts to our shareholders of excess capital that our Company generates. We believe our dividend appears stable and sound.

Share prices seem to have recovered from the recent lows. Hopefully this trend will continue. Although financial company stocks are still not considered to be broadly favored at this time, we have kept our Company balance sheet clean, continued to pay a healthy dividend, and positioned it for the future.

Our branch expansion program has been successfully completed with only two offices still to open. This will bring our total to 134 branches spread out over five states. When we started this expansion we had fifty-five locations all in the Capital Region of New York. We are pleased with the results thus far but are mindful the real work continues. Growing these offices and making them all profitable is our biggest priority. We will probably never have a year without opening a branch but the pace will slow dramatically.

There was one senior staff change during 2009. Eric Schreck was promoted from Administrative Vice President to Senior Vice President/Florida Regional President. Eric has been with Trustco for over 20 years and brings a vast amount of experience to our Florida operation. We currently have 42 offices in Florida which gives us an exceptional growth platform for years to come.

While the Florida economy certainly has experienced some trouble, we urge you to keep in mind that Florida was a long term strategy, with expected ups and downs. The branches in Florida are still relatively new representing a small percentage of our total business. We believe this will be a good long term investment and a valuable piece of our future growth and profitability.

Our Trust Department staff currently manages assets in excess of $762 million. Their experience and expertise has been a real benefit, especially over the last several years, for the many customers they serve. They welcome a meeting with any TrustCo shareholder regarding your financial or estate planning needs.

We note with sorrow the passing William H. Milton III and Daniel J. Rourke, M.D. both Honorary Directors of TrustCo Bank Corp NY and Trustco Bank. These fine gentlemen were tremendous supporters of our bank as well as many other organizations, and will be missed.

Our community needs have expanded, and Trustco has responded appropriately. Our staff involvement with hundreds of not-for-profit agencies throughout our market area, coupled with financial support from Trustco, has remained a priority.

We had a good 2009. In a time of financial crisis we have remained very profitable, well capitalized and liquid. We approach 2010 with great optimism. With your support, we have structured a company ready for the future. We are sure the combination of management, products, financial strength and the enthusiastic commitment of the Board of Directors will bring us continued success in the years ahead.

Sincerely,

Robert J. McCormick
Chairman, President and
Chief Executive Officer
TrustCo Bank Corp NY

Section 2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the “Company”, or “TrustCo”), during 2009 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2009 should be read in conjunction with this review. Reclassifications are made where necessary to conform with the current year’s presentation.

2009 presented a mixed environment, with the early part of the year a continuation of the market and economic turmoil that prevailed in 2008, followed by stabilized or improving conditions in many financial markets later in the year despite continued challenges in the underlying economy of the United States and many other nations.  The dramatic declines in market values for a wide variety of asset classes seen in 2008 did not occur in 2009, and some asset classes, including equities, showed significant gains.  However, fallout from the market disruptions and economic recession continued to cause failures of a relatively large number of banks and other financial institutions.  Although by some measures the recession may have ended late in 2009, significant economic problems persist, particularly in terms of unemployment levels and real estate values.  In a broader sense, the unprecedented intervention by governments in markets and attempts to stimulate the economy have led to very large fiscal deficits for the United States and other nations, which will have long term consequences.  The sharp easing of monetary policy during 2008 and some of the market interventions have yet to be unwound.  Finally, Congress continues to look at regulatory changes that could have an impact on the banking industry.

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

Overview

TrustCo recorded net income of $28.1 million or $0.368 of diluted earnings per share for the year ended December 31, 2009, compared to $34.1 million or $0.450 of diluted earnings per share for the year ended December 31, 2008. This represents a decrease of 17.5% in net income between 2008 and 2009.

During 2009, the following had a significant effect on net income:
•
an increase of $14.5 million in taxable equivalent net interest income compared to 2008, resulting from an increase in the average balance of interest earning assets of $130.1 million, an increase in interest bearing liabilities of $131.7 million and an increase of 29 basis points (“bp”) in the net interest margin,

•	an increase in the provision for loan losses from $4.2 million in 2008 to $11.3 million in 2009,
•	the recognition of net gains on securities transactions of $1.8 million in 2009 compared to net securities gains of $450 thousand recorded in 2008,
•	the recognition of net trading losses of $350 thousand in 2009 compared to net trading gains of $155 thousand in 2008, and
•	an increase of $15.8 million in total noninterest expense from $60.8 million in 2008 to $76.6 million in 2009, including a $6.0 million increase in the level of FDIC deposit insurance assessments.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2009 and 2008, including:

•
return on average equity of 11.72% for 2009 and 14.28% for 2008, compared to 2.07% in 2009 and 6.00% in 2008 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 to $10 billion,

•	return on average assets of 0.79% for 2009 and 1.00% for 2008, compared to the peer group levels of 0.28% in 2009 and 0.59% in 2008, and
•	an efficiency ratio of 55.18% for 2009 and 51.37% for 2008, compared to the peer group levels of 62.80% in 2009 and 60.34% in 2008.

During 2009, TrustCo’s results were positively affected, on an overall basis, by the interest rate environment.  The lower rate environment prevailing throughout 2009, coupled with slightly diminished competition, allowed the Company to reduce rates paid on its deposit products, particularly time deposits.  This resulted in a lower cost of funds for the Company, which more than offset diminished yields in its securities portfolios and on its federal funds and other short term investments.  The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities and securities with call provisions.  The lower rate environment that prevailed during the year resulted in maturing and called securities being reinvested at lower yields.  The Federal Reserve Bank’s (“FRB”) significant easing during 2008 and other government attempts to restrain interest rates, along with the weakened economy, were key drivers of the rate environment during 2009.  The 2008 easing included a sharp reduction in the Federal Funds rate, which began 2008 at 4.25% and ended the year at a target range of between 0.00% to 0.25%.  That target range was in place throughout 2009 and continues to be in place at this time.  Although government actions designed to constrain longer term rates have continued, longer term rates generally trended up during 2009, resulting in a more positively sloped yield curve.  The 10 year treasury yield, for example, increased from 2.25% at December 31, 2008 to 3.85% at December 31, 2009.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.  Although the Company’s deposit funding costs declined and competitive conditions improved somewhat, deposit pricing remains relatively competitive.

The increase in the provision for loan losses from $4.2 million in 2008 to $11.3 million in 2009  contributed to the decline in net income.  The increasing provision reflects the increase in the size of the Company’s loan portfolio, changing economic conditions and an increase in nonperforming assets.  While the provision increased, net charge-offs also increased, from $2.7 million in 2008 to $9.9 million in 2009.

TrustCo continued to open new branch locations, although its major expansion program was substantially complete by the end of 2009. During 2009 seven new branches were added to the franchise, bringing the total to 131 at year-end. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region.  Most of the new branches opened during 2009 are located in these markets.  The new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.  The branches opened since the expansion program began, including those opened in 2009, have continued to add to the Company’s customer base.  As expected, some branches have grown more rapidly than others.  Typically, new bank branches continue to grow for years after being opened.  The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense, which increased by $15.8 million from 2008 to 2009.  The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income.  As noted, the branch expansion program is substantially complete, although the Company typically opens a few branches each year as opportunities arise.  The completion of the major expansion is expected to reduce the rate of growth in non-interest expenses.  Revenue growth is expected to continue, as these branches typically add new customers and increase penetration with existing customers for a number of years after coming online.

TrustCo’s operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

Overall, 2009 was marked by growth in the two key drivers of long-term performance, deposits and loans. Deposits ended 2009 at $3.31 billion, an increase of $168.9 million or 5.4% from the prior year and the loan portfolio grew to a total of $2.28 billion, an increase of $118.2 million or 5.5% over the 2008 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers.  Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 97.6% of average total assets for both 2009 and 2008.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As noted, during 2008 the Federal Funds rate decreased from 4.25% at the beginning of the year to a target range of 0.00% to 0.25% by year end, and has remained at that level since.

As noted previously, the yield on longer term financial instruments, including the 10 year Treasury bond rate generally trended up in 2009. Despite the Federal Funds rate remaining near zero, the yield on the 10 year Treasury increased 160 basis points, from 2.25% to 3.85%.  The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments have declined since mid-year 2009, while deposit costs, as noted, declined through most of the year.

Earning Assets

Average earning assets during 2009 were $3.47 billion, which was an increase of $130.1 million from the prior year. This increase was the result of growth in the average balance of net loans by $180.1 million, a $398.2 million increase in held-to-maturity securities, partly offset by a $21.3 million decrease in securities available for sale, a $178.3 million decrease in Federal Funds sold and other short-term investments and a decrease of $248.5 million of trading securities between year-end 2008 and 2009. The increase in the loan portfolio is primarily the result of an increase in real estate loans. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs and changes in competitive conditions as a result of the market disruptions that occurred during the year.

Total average assets  were $3.56 billion for 2009 and $3.42 billion for 2008.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in Thousands)				2009	2008	Components of
				vs.	vs.	Total Earning Assets
	2009	2008	2007	2008	2007	2009	2008	2007
Loans, net	$2,203,683	2,023,548	$1,852,310	180,135	171,238	63.5%	60.6	57.7

Trading securities:
U.S. government sponsored enterprises	13,783	259,081	428,389	(245,298)	(169,308)	0.4	7.8	13.3
State and political subdivisions	786	4,018	-	(3,232)	4,018	-	0.1	-
Total trading securities	14,569	263,099	428,389	(248,530)	(165,290)	0.4	7.9	13.3

Securities available for sale:
U.S. Treasuries and agencies	667	1,761	227	(1,094)	1,534	-	-	-
U.S. government sponsored enterprises	289,658	287,908	247,192	1,750	40,716	8.3	8.6	7.7
State and political subdivisions	98,875	113,014	127,359	(14,139)	(14,345)	2.8	3.4	4.0
Mortgage-backed securities and collateralized mortgage obligations	128,690	147,758	161,839	(19,068)	(14,081)	3.7	4.4	5.0
Other	21,132	9,918	12,660	11,214	(2,742)	0.6	0.3	0.4
Total securities available for sale	539,022	560,359	549,277	(21,337)	11,082	15.5	16.8	17.1

Held-to-maturity securities:
U.S. government sponsored enterprises	269,832	77,484	9,096	192,348	68,388	7.8	2.3	0.3
Mortgage-backed securities	162,527	-	-	162,527	-	4.7	-	-
Corporate bonds	70,247	26,899	-	43,348	26,899	2.0	0.8	-
Total held-to-maturity securities	502,606	104,383	9,096	398,223	95,287	14.5	3.1	0.3

Federal funds sold and other short-term investments	209,881	388,230	372,965	(178,349)	15,265	6.0	11.6	11.6

Total earning assets	$3,469,761	3,339,619	3,212,037	130,142	127,582	100.0%	100.0	100.0

The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

Average net loans increased $180.1 million during 2009 to $2.20 billion. Interest income on the loan portfolio also increased to $125.2 million in 2009 from $123.2 million in 2008. The average yield declined 41 basis points to 5.68% in 2009 compared to 2008.

LOAN PORTFOLIO

(dollars in thousands)			As of December 31,
			2009		2008		2007
			Amount	Percent	Amount	Percent	Amount	Percent
Commercial			$275,280	12.1%	$285,785	13.2%	$252,189	13.0%
Real estate - construction			16,162	0.7	24,784	1.1	37,842	2.0
Real estate - mortgage			1,707,951	74.8	1,596,054	73.8	1,409,448	72.8
Home equity lines of credit			277,306	12.2	250,849	11.6	229,570	11.9
Installment loans			4,837	0.2	5,866	0.3	5,865	0.3

Total loans			2,281,536	100.0%	2,163,338	100.0%	1,934,914	100.0%
Less: Allowance for loan losses			37,591		36,149		34,651

Net loans (1)			$2,243,945		$2,127,189		$1,900,263

	Average Balances
	2009		2008	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$281,254	12.8%	$267,047	13.2%	$253,506	13.7%	$221,527	13.7%	$192,378	14.4%
Real estate - construction	16,121	0.7	31,650	1.6	29,692	1.6	21,784	1.4	18,893	1.4
Real estate - mortgage	1,636,833	74.3	1,486,529	73.4	1,327,461	71.7	1,144,378	71.1	922,875	69.1
Home equity lines of credit	264,754	12.0	232,927	11.5	235,904	12.7	218,297	13.5	192,819	14.4
Installment loans	4,721	0.2	5,395	0.3	5,747	0.3	5,369	0.3	9,934	0.7

Total loans	2,203,683	100.0%	2,023,548	100.0%	1,852,310	100.0%	1,611,355	100.0%	1,336,899	100.0%

Less: Allowance for loan losses	36,521		34,833		34,939		35,538		47,653

Net loans (1)	$2,167,162		$1,988,715		$1,817,371		$1,575,817		$1,289,246

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan decisions were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.49 billion in 2008 and $1.64 billion in 2009. Income on real estate loans increased to $97.9 million in 2009 from $91.7 million in 2008. The yield on the portfolio decreased from 6.14% for 2008 to 5.94% in 2009 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2009 were $1.71 billion compared to $1.60 billion at year end 2008, an increase of $111.9 million.  The majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

Average commercial loans, including the commercial loan portion of the real estate construction portfolio, of $287.7 million in 2009 decreased by $3.4 million from $291.1 million in 2008. The average yield on the commercial loan portfolio decreased to 5.94% for 2009 from 6.51% in 2008 as a result of declining market rates. This resulted in interest income on commercial loans of $17.1 million in 2009 and $18.9 million in 2008.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be intense in the Bank’s market regions although the dislocations of the last two years has resulted in some competitors exiting the business or scaling back their efforts. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business.  Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate.  Market conditions in the central Florida market area remained difficult in 2009.  While that has had an impact on all lenders in the area, the impact on TrustCo has been mitigated by the limited size of the Company’s portfolio in that market and by adherence to strong underwriting criteria.

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2009, the average balance of home equity credit lines was $264.8 million, an increase from $232.9 million in 2008. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield decreased to 3.63% for 2009 from 5.07% in 2008. The decline in yield is primarily related to the decline in the prime rate, to which these lines of credit are indexed.  The prime rate remained at 3.25% throughout 2009, after having fallen gradually  from 7.25% at the beginning of 2008 to the 3.25% level by December 16, 2008.  In addition, newly originated lines typically provide for a competitive initial rate.  This resulted in interest income on home equity credit lines of $9.6 million in 2009, compared to $11.8 million in 2008.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2009
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$94,458	98,901	81,921	275,280
Real estate construction	16,162	-	-	16,162

Total	110,620	98,901	81,921	291,442

Predetermined rates	51,208	98,901	81,921	232,030
Floating rates	59,412	-	-	59,412

Total	$110,620	98,901	81,921	291,442

The average balance of net installment loans decreased to $4.7 million in 2009 from $5.4 million in 2008. The yield on installment loans decreased nominally to 14.76% in 2009 from 14.82% in 2008, resulting in interest income of $697 thousand for 2009 and $800 thousand for 2008.

Securities

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,

	2009		2008		2007

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost (1)	Value	Cost (1)	Value	Cost (1)	Value
Trading securities:
U. S. government sponsored enterprises	$-	-	115,273	115,273	465,151	465,151
State and political subdivisions	-	-	1,053	1,053	-	-
Total trading securities	-	-	116,326	116,326	465,151	465,151
Securities available for sale:
U. S. government sponsored enterprises	528,665	523,483	424,514	426,078	289,035	289,690
State and political subdivisions	90,664	93,215	102,587	105,137	125,219	129,271
Mortgage backed securities and collateralized mortgage obligations	104,760	104,901	141,579	137,918	154,337	148,858
Corporate bonds	81,989	81,445	-	-	-	-
Other	650	650	650	650	650	648
Total debt securities available for sale	806,728	803,694	669,330	669,783	569,241	568,467
Equity securities	6,632	6,671	6,178	6,219	10,909	10,425
Total securities available for sale	813,360	810,365	675,508	676,002	580,150	578,892
Held to maturity securities:
U. S. government sponsored enterprises	99,251	99,179	214,851	215,776	15,000	15,175
Mortgage backed securities	196,379	198,600	-	-	-	-
Corporate bonds	79,241	81,783	49,838	49,365	-	-
Total held to maturity securities	374,871	379,562	264,689	265,141	15,000	15,175
Total investment securities	$1,188,231	1,189,927	1,056,523	1,057,469	1,060,301	1,059,218

(1)	For trading securities, this represents the fair value.

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio are primarily pass-throughs issued by United States Government agencies or sponsored enterprises.  The Company also has $9.9 million in mortgage backed securities and collateralized mortgage obligations issued by other financial institutions.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2009 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2009, the Company has the intent and ability to hold these securities until market recovery or until maturity, and it is not likely that the Company will be required to sell these securities before market recovery.  Accordingly, at December 31, 2009 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2009, securities available for sale amounted to $810.4 million at fair value, compared to $676.0 million at year end 2008. For 2009, the average balance of securities available for sale was $539.0 million with an average yield of 3.80%, compared to an average balance in 2008 of $560.4 million with an average yield of 5.08%. The taxable equivalent income earned on the securities portfolio in 2009 was $21.2 million, compared to $28.4 million earned in 2008.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2009 and 2008, the fair value of TrustCo’s portfolio of securities available for sale carried net unrealized gains of approximately $5.2 million and net unrealized losses of approximately $8.2 million, respectively.

Trading Securities:  At December 31, 2009 the trading securities portfolio had been reduced to zero as a result of maturities and calls.  For 2009, the average balance of trading securities was $14.6 million with an average yield of 3.02%, compared to an average balance of $263.1 million at an average yield of 3.61% for 2008.  The taxable equivalent income earned on the trading securities portfolio in 2009 was $440 thousand, compared to $9.5 million in 2008.   The decline in the average yield reflects the change in market interest rates while the decline in interest income reflects both the changing rate environment and the lower average balance.  Trading securities are recorded at their fair value with the current period change in fair value recorded as a net gain or loss on the consolidated statement of income.

Held to Maturity Securities:  At December 31, 2009 the Company held $374.9 million of held to maturity securities, compared to $264.7 million at December 31, 2008.  For 2009, the average balance of held to maturity securities was $502.6 million, compared to $104.4 million in 2008.  The average yield on held to maturity securities declined from 3.50% in 2008 to 2.87% in 2009.  Interest income on held to maturity securities increased from $3.7 million in 2008 to $14.4 million in 2009, reflecting the growth in average balances, which more than offset lower yields due to the change in market rates.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2009 was $379.6 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2009, the Company has the intent and ability to hold these securities until maturity.   At December 31, 2009 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.   Accordingly, at December 31, 2009 the Company does not consider any of the unrealized losses to be other than temporary.

Securities Gains & Losses:  During 2009, TrustCo recognized approximately $1.8 million of net gains from securities transactions, compared to net gains of $450 thousand in 2008.  In addition, the Company recognized a net trading loss of $350 thousand in 2009, compared to a net trading gain of $155 thousand in 2008.

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

The following table represents debt securities portfolios distributed by maturity.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2009
	Maturing:

		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$1,301	188,478	338,886	-	528,665
Fair Value	1,302	188,423	333,758	-	523,483
Weighted average yield	0.91%	2.25	3.24	-	2.88
State and political subdivisions
Amortized cost	$17,162	15,387	4,578	53,537	90,664
Fair Value	17,385	15,977	4,701	55,152	93,215
Weighted average yield	3.22%	3.58	5.02	4.82	4.31
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$16,451	55,246	29,391	3,672	104,760
Fair Value	16,784	56,045	28,327	3,745	104,901
Weighted average yield	4.77%	4.80	4.52	5.63	4.75
Corporate bonds
Amortized cost	$514	8,838	72,637	-	81,989
Fair Value	511	8,844	72,090	-	81,445
Weighted average yield	2.82%	4.02	5.12	-	4.99
Other
Amortized cost	-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.92	-	-	2.92
Total securities available for sale
Amortized cost	$35,428	268,599	445,492	57,209	806,728
Fair Value	35,982	269,939	438,876	58,897	803,694
Weighted average yield	3.85%	2.91	2.98	4.87	3.50

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$-	79,129	20,122	-	99,251
Fair Value	-	79,149	20,030	-	99,179
Weighted average yield	-%	2.17	3.71	-	2.48
Mortgage-backed securities
Amortized cost	$-	186,396	9,983	-	196,379
Fair Value	-	188,811	9,789	-	198,600
Weighted average yield	-%	4.31	3.99	-	4.29
Corporate bonds
Amortized cost	$9,996	59,361	9,884	-	79,241
Fair Value	10,024	61,340	10,419	-	81,783
Weighted average yield	4.25%	4.37	6.19	-	4.58
Total held to maturity securities
Amortized cost	$9,996	324,886	39,989	-	374,871
Fair Value	10,024	329,300	40,238	-	379,562
Weighted average yield	4.25%	3.80	4.39	-	3.87

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.   The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2009.  Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for the total investment portfolio on a combined basis, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2009
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$35,428	35,982	552,850	548,062
1 to 5 years	268,599	269,939	142,733	145,863
5 to 10 years	445,492	438,876	103,954	102,391
After 10 years	57,209	58,897	7,191	7,378
Total debt securities available for sale	$806,728	803,694	806,728	803,694

Held to maturity securities:

(dollars in thousands)	As of December 31, 2009
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$9,996	10,024	109,247	109,202
1 to 5 years	324,886	329,300	245,757	250,152
5 to 10 years	39,989	40,238	19,867	20,208
Total held to maturity securities	$374,871	379,562	374,871	379,562

Federal Funds Sold and Other Short-term Investments

During 2009, the average balance of Federal Funds sold and other short-term investments was $209.9 million, a decrease from $388.2 million in 2008. The average rate earned on these assets was 1.04% in 2009 and 2.26% in 2008.  The decline in average rate reflects the reduction in the Federal Funds target rate.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds target rate set by the Federal Open Market  Committee (FOMC) did not change during 2009. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year end balance of Federal Funds sold and other short term investments was $100.6 million for 2009 compared to $207.7 million for year end 2008. Given the extremely low rate on Federal Funds and increased market uncertainties, some of the Company’s liquidity was shifted into very short term high quality securities and bank deposits.  Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio for 2010 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $3.19 billion in 2009, compared to $3.06 billion in 2008, an increase of $128.5 million. Each deposit category of deposits increased except for time deposits under $100,000.  Increases included: time deposits over $100,000 of $51.3 million, IBC deposits up $62.7 million, savings up $29.1 million money market up $19.6 million and demand up $3.4 million, partly offset by a decline of $37.5 million in time deposits under $100 thousand.  Changes in balances by type of deposit primarily reflect shifts in consumer demand and not any specific changes in pricing strategy.  The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS
(dollars in thousands)	2009			2008			2007
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$2,203,683	125,232	5.68%	2,023,548	123,226	6.09%	1,852,310	120,491	6.50%

Trading securities:
U.S. government sponsored enterprises	13,783	405	2.94	259,081	9,377	3.62	428,389	22,432	5.24
State and political subdivisions	786	35	4.42	4,018	123	3.06	-	-	-
Total trading securities	14,569	440	3.02	263,099	9,500	3.61	428,389	22,432	5.24
Securities available for sale:
U.S. treasuries and agencies	667	13	1.90	1,761	36	2.06	227	11	4.72
U.S. government sponsored enterprises	289,658	7,812	2.70	287,908	13,461	4.68	247,192	13,172	5.33
State and political subdivisions	98,875	6,350	6.42	113,014	7,559	6.69	127,359	8,669	6.81
Mortgage backed securities and collateralized mortgage obligations	128,690	5,976	4.64	147,758	6,886	4.66	161,839	7,553	4.67
Other	21,132	1,039	1.67	9,918	503	5.08	12,660	753	5.95
Total securities available for sale	539,022	21,190	3.80	560,359	28,445	5.08	549,277	30,158	5.49
Held to maturity securities:
U.S. government sponsored enterprises	269,832	6,468	2.40	77,484	2,402	3.10	9,096	542	5.96
Mortgage backed securities	162,527	4,815	2.96	-	-	-	-	-	-
Corporate bonds	70,247	3,147	4.48	26,899	1,253	4.66	-	-	-
Total held to maturity securities	502,606	14,430	2.87	104,383	3,655	3.50	9,096	542	5.96
Federal funds sold and other short-term investments	209,881	2,188	1.04	388,230	8,770	2.26	372,965	18,865	5.06
Total interest earning assets	3,469,761	163,480	4.69%	3,339,619	173,596	5.20	3,212,037	192,488	5.99%
Allowance for loan losses	(36,521)			(34,833)			(34,939)
Cash and noninterest earning assets	122,741			117,128			120,783
Total assets	$3,555,981			3,421,914			3,297,881
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$364,638	695	0.19	301,976	744	0.25	281,276	857	0.30
Savings	641,377	3,068	0.48	612,247	4,018	0.66	639,915	8,979	1.40
Time deposits and money markets	1,926,273	43,979	2.28	1,892,910	67,322	3.56	1,770,748	79,425	4.49
Total interest bearing deposits	2,932,288	47,742	1.63	2,807,133	72,084	2.57	2,691,939	89,261	3.32
Short-term borrowings	104,033	1,709	1.63	97,472	1,971	2.02	95,101	3,721	3.91
Long-term debt	-	-	-	12	1	5.22	42	2	5.22
Total interest bearing liabilities	3,036,321	49,451	1.63%	2,904,617	74,056	2.55%	2,787,082	92,984	3.34%
Demand deposits	260,827			257,452			253,703
Other liabilities	18,991			21,145			23,938
Shareholders' equity	239,842			238,700			233,158
Total liabilities and shareholders' equity	$3,555,981			3,421,914			3,297,881
Net interest income		114,029			99,540			99,504
Taxable equivalent adjustment		(2,120)			(2,677)			(3,070)
Net interest income		111,909			96,863			96,434
Net interest spread			3.06%			2.65%			2.65%
Net interest margin (net interest income to total interest earnings assets)			3.27			2.98			3.10

Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2009, 2008, and 2007. The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders' equity is $2.1 million, $(1.5) million, and $(757) thousand in 2009, 2008, and 2007, respectively, net of unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 1.63% in 2009 compared to 2.57% in 2008. The increase in the average balance of interest bearing deposits, coupled with a 94 basis point decrease in the average cost, resulted in a decrease of approximately $24.3 million in interest expense on deposits to $47.7 million in 2009.

The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes, TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross sell banking services utilizing the deposit account relationship as the starting point.

MIX OF AVERAGE SOURCES OF FUNDING
(dollars in Thousands)				2009	2008	Components of
				vs.	vs.	Total Funding
	2009	2008	2007	2008	2007	2009	2008	2007
Demand deposits	$260,827	257,452	253,703	3,375	3,749	7.9%	8.1	8.3
Retail deposits
Savings	641,377	612,247	639,915	29,130	(27,668)	19.5	19.4	21.0
Time deposits under $100 thousand	1,118,811	1,156,355	1,066,809	(37,544)	89,546	33.8	36.6	35.1
Interest bearing checking accounts	364,638	301,976	281,276	62,662	20,700	11.1	9.5	9.3
Money market deposits	330,111	310,468	340,001	19,643	(29,533)	10.0	9.8	11.2
Total retail deposits	2,454,937	2,381,046	2,328,001	73,891	53,045	74.4	75.3	76.6
Total core deposits	2,715,764	2,638,498	2,581,704	77,266	56,794	82.3	83.4	84.9
Time deposits over $100 thousand	477,351	426,087	363,938	51,264	62,149	14.5	13.5	12.0
Short-term borrowings	104,033	97,472	95,101	6,561	2,371	3.2	3.1	3.1
Long-term debt	-	12	42	(12)	(30)	-	-	-
Total purchased liabilities	581,384	523,571	459,081	57,813	64,490	17.7	16.6	15.1
Total sources of funding	$3,297,148	3,162,069	3,040,785	135,079	121,284	100.0	100.0	100.0

Other funding sources: The Company had $104.0 million of average short-term borrowings outstanding during 2009 compared to $97.5 million in 2008. The average cost of short-term borrowings was 1.63% in 2009 and 2.02% in 2008. This resulted in interest expense of approximately $1.7 million in 2009 and $2.0 million in 2008 ..

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR
(dollars in thousands)	Years Ended December 31,
	2009	2008	2007	2006	2005
Individuals, Partnerships and corporations	$3,175,136	3,047,460	2,930,448	2,609,596	2,485,922
U.S. Government	2	9	14	19	72
States and political subdivisions	1,036	1,618	1,542	4,585	4,875
Other (certified and official checks, etc.)	16,941	15,498	13,638	14,138	15,098
Total average deposits by type of depositor	$3,193,115	3,064,585	2,945,642	2,628,338	2,505,967

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND
(dollars in thousands)
As of December 31, 2009

Under 3 months	$225,689
3 to 6 months	61,144
6 to 12 months	173,255
Over 12 months	26,102

Total	$486,190

VOLUME AND YIELD ANALYSIS
(dollars in thousands)	2009 vs. 2008			2008 vs. 2007
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$(6,582)	(3,026)	(3,556)	(10,095)	743	(10,838)
Trading securities (taxable)	(9,060)	(7,614)	(1,446)	(12,932)	(7,264)	(5,668)
Securities available for sale:
Taxable	(6,046)	(59)	(5,987)	(603)	1,247	(1,850)
Tax-exempt	(1,209)	(914)	(295)	(1,110)	(960)	(150)
Total securities available for sale	(7,255)	(973)	(6,282)	(1,713)	287	(2,000)
Held to maturity securities (taxable)	10,775	11,480	(705)	3,113	2,864	249
Loans, net	2,006	10,359	(8,353)	2,735	10,546	(7,811)
Total interest income	(10,116)	10,226	(20,342)	(18,892)	7,176	(26,068)

Interest expense:
Interest bearing checking accounts	(49)	145	(194)	(113)	52	(165)
Savings	(950)	186	(1,136)	(4,961)	(375)	(4,586)
Time deposits and money markets	(23,343)	870	(24,213)	(12,103)	5,497	(17,600)
Short-term borrowings	(262)	129	(391)	(1,750)	90	(1,840)
Long-term debt	(1)	(1)	-	(1)	(1)	-
Total interest expense	(24,605)	1,329	(25,934)	(18,928)	5,263	(24,191)
Net interest income (TE)	$14,489	8,897	5,592	36	1,913	(1,877)

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

A basic element of TrustCo’s operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 80.9% of net income in 2009 and 97.9% of net income in 2008.  The per share dividend paid in 2009 was $0.298 compared to dividends per share of $0.44 in 2008.

TrustCo’s Tier 1 capital was 12.04% of risk-adjusted assets at December 31, 2009, and 12.40% of risk-adjusted assets at December 31, 2008. Tier 1 capital to average assets at December 31, 2009 was 6.71%, as compared to 6.77% at year end 2008.

At December 31, 2009 and 2008, Trustco Bank met its regulator’s definition of a well capitalized institution.

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Asset Allocation Committee. The Committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to established guidelines to control exposures to various types of risk.

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

Nonperforming assets at year end 2009 and 2008  totaled $55.1 million and $35.7 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 2.02% in 2009 and 1.57% in 2008.

NONPERFORMING ASSETS
(dollars in thousands)	As of December 31,
	2009		2008	2007	2006	2005
Loans in nonaccrual status	$45,632		32,700	12,065	5,713	1,662
Loans contractually past due 3 payments or more and still accruing interest	-		594	19	211	35
Restructured loans	400		598	640	1,189	1,518
Total nonperforming loans	46,032		33,892	12,724	7,113	3,215
Foreclosed real estate	9,019		1,832	293	92	23
Total nonperforming assets	$55,051		35,724	13,017	7,205	3,238
Allowance for loan losses	$37,591		36,149	34,651	35,616	45,377
Allowance coverage of nonperforming loans	0.82	x	1.07	2.72	5.01	14.11
Nonperforming loans as a % of total loans	2.02%		1.57	0.66	0.40	0.22
Nonperforming assets as a % of total assets	1.50		1.02	0.39	0.23	0.11

Included in nonperforming loans at year end 2009 were $45.6 million of loans in nonaccrual status as compared to $32.7 million at year end 2008. There were no loans past due three payments or more and still accruing interest at year end 2009 and $594 thousand at year end 2008.  Restructured loans at year-end 2009 were $400 thousand, compared to $598 thousand at year-end 2008.  The increase in nonperforming loans from 2008 to 2009 primarily reflects softening economic conditions.  Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have all been cornerstones of the operating philosophy of TrustCo.

At December 31, 2009, nonperforming loans include a mix of commercial and residential loans.  Of total nonperforming loans of $46.0 million, $34.3 million were residential real estate loans and $11.7 million were commercial mortgages and loans.  It is the Company’s policy to classify loans as nonperforming if three payments have been missed.  Economic conditions have deteriorated nationally over the last year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  This region has been affected by the economic downturn and turmoil in the financial markets, but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices.  The Company’s Downstate New York and Florida market areas have seen somewhat more of an impact, however traditionally strong underwriting and the avoidance of specific problem areas, such as exotic loan types have helped the Company avoid the level of problems some other institutions have experienced.  The Company’s abundance of caution in its approach to lending has contributed to its relatively solid credit quality and reserve position.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2009, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons.  These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

There were $11.7 million of nonaccrual commercial mortgages and loans classified as impaired as of December 31, 2009 and $9.8 as of December 31, 2008.  At year end 2009 and 2008, there were $400 thousand and $598 thousand, respectively, of impaired retail loans. The average balances of all impaired loans were $12.8 million during 2009, $5.8 million in 2008 and $1.3 million in 2007.

As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2009, there was no allowance for loan losses allocated to these loans.  The Company recognized approximately $111 thousand of interest income on these loans in 2009, $265 thousand in 2008 and $154 thousand in 2007.

At year end 2009 there was $9.0 million of foreclosed real estate as compared to $1.8 million in 2008.  The increase is consistent with the increase in non-performing loans, a portion of which ultimately are foreclosed upon.

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management’s judgment, representative of probable incurred losses related to the loan portfolio’s inherent risk.

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

Management continues to monitor these trends in determining future provisions for loan losses in relation to loan charge offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2009 and 2008 were $11.0 million and $4.9 million, respectively. The increase in charge-offs came in both the residential and commercial segments of the portfolio, with the former increasing by $4.8 million and the latter by $1.5 million from 2008 to 2009.  The increased charge-offs on both segments reflected economic and market changes.   A large percentage of the net charge-offs were associated with properties in the Florida region, which is consistent with the decline in real estate values in that area.  During 2009, 82% of charge-offs were on residential real estate loans, 17% were on commercial loans and 1% were on installment loans, compared to a mix of 7% commercial, 87% real estate and 6% installment in 2008.  Recoveries were $1.1 million in 2009 and $2.2 million in 2008.  The Company recorded a $11.3 million provision for loan losses in 2009 compared to $4.2 million in 2008. The increase in the provision for loan losses in 2009 was primarily related to the increase in net charge-offs, continued growth in the total loan portfolio, higher nonperforming loan levels and general weakness in the overall economy.

The allowance for loan losses increased from $36.1 million at December 31, 2008, or 1.67% of total loans at that date, to $37.6 million at December 31, 2009, or 1.65% of total loans at that date.

In 2009, the Company experienced another year of significant loan growth, originated using the Bank’s sound underwriting decision making.  The $118.2 million of growth in the Company’s gross loan portfolio from December 31, 2008 to December 31, 2009 was primarily in the New York area.  Newly originated loans generally require a lower level of allowance for loan losses.

Management believes that the allowance for loan losses is adequate at December 31, 2009 and 2008.  The reduction in the level of allowance for loan losses relative to total loans at December 31, 2009, as compared to 2008, is due to the growth in the portfolio, primarily in the New York markets, continued strong credit attributes in the New York markets, offset to a degree by the general economic conditions throughout the Company’s market areas.

Should the current general nationwide recession and real estate value declines continue or worsen, or if the recession and real estate values decline more significantly in the Bank’s market areas, the level of problem loans may increase, as will the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE
(dollars in thousands)	2009	2008	2007	2006	2005
Amount of loans outstanding at end of year (less unearned income)	$2,281,536	2,163,338	1,934,914	1,762,514	1,470,719
Average loans outstanding during year (less average unearned income)	2,203,683	2,023,548	1,852,310	1,611,355	1,336,899
Balance of allowance at beginning of year	36,149	34,651	35,616	45,377	49,384
Adjustment upon adoption of Staff Accounting Bulletin No. 108	-	-	-	(7,600)	-
Loans charged off:
Commercial	1,850	339	2,465	19	656
Real estate	8,997	4,226	2,454	1,863	1,561
Installment	166	313	787	235	247
Total	11,013	4,878	5,706	2,117	2,464

Recoveries of loans previously charged off:
Commercial	259	541	77	599	440
Real estate	831	1,518	2,056	2,767	4,121
Installment	55	117	108	165	156
Total	1,145	2,176	2,241	3,531	4,717
Net loans charged off (recovered)	9,868	2,702	3,465	(1,414)	(2,253)
Provision (credit) for loan losses	11,310	4,200	2,500	(3,575)	(6,260)
Balance of allowance at end of year	$37,591	36,149	34,651	35,616	45,377
Net charge offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	0.45%	0.13	0.19	(0.09)	(0.17)
Allowance as a percent of loans outstanding at end of year	1.65	1.67	1.79	2.02	3.09

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

The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this internal model, the fair values of capital projections as of December 31, 2009 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2009. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp and 300 bp or to decrease by 100 bp.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2009	Fair value of Assets
+300 BP	12.10%
+200 BP	13.30
+100 BP	14.72
Current rates	15.65
-100 BP	14.84

At December 31, 2009 the Company’s book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 6.71%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 15.65% of the fair value of assets whereas the current book value of capital to assets is 6.71% at December 31, 2009, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets, the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances allow the Company to take on certain interest rate risk with respect to the asset side of the balance sheet.

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2009. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that on a cumulative basis, TrustCo is liability sensitive for periods through 5 years and asset sensitive in the period over 5 years. The effect of being liability sensitive is that declining interest rates should result in liabilities repricing to lower levels faster than assets repricing to lower levels, thus increasing net interest income.  Conversely, should interest rates rise, the Company’s interest bearing liabilities would reprice up faster than assets, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)			At December 31, 2009
			Repricing in:
	0-90	91-365	1-5	over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$578,175	382,812	1,508,397	1,091,661	118,852	3,679,897
Cumulative total assets	$578,175	960,987	2,469,384	3,561,045	3,679,897
Total liabilities and shareholders' equity	$863,836	955,059	1,099,515	494,478	267,009	3,679,897
Cumulative total liabilities and shareholders' equity	$863,836	1,818,895	2,918,410	3,412,888	3,679,897
Cumulative interest sensitivity gap	$(285,661)	(857,908)	(449,026)	148,157
Cumulative gap as a % of interest earning assets for the period	(49.4%)	(89.3%)	(18.2%)	4.2%
Cumulative interest sensitive assets to liabilities	66.9%	52.8%	84.6%	104.3%

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.72 billion in 2009 and $2.64 billion in 2008. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2009, the average balance of purchased liabilities was $581.4 million, compared with $523.6 million in 2008.

TrustCo also has a $200 million line of credit available with the Federal Home Loan Bank of New York.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2009, TrustCo’s loan to deposit ratio was 69.03%, up nominally from 68.98% at December 31, 2008, while the median peer group ratios were 90.45% and 98.96%, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2009 and 2008, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $358.5 million and $337.8 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $7.5 million and $4.4 million at December 31, 2009 and 2008, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2009 and 2008 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a relatively significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $19.3 million in 2009, $18.4 million in 2008 and $17.8 million in 2007. Included in the 2009 results are $1.8 million of net securities gains compared with net gains of $450 thousand in 2008 and $217 thousand in 2007.  Net trading losses of $350 thousand were recorded in 2009, compared to gains of $155 thousand in 2008 and $891 thousand in 2007. Excluding securities and trading gains and losses, noninterest income was $17.8 million in 2009,  $17.8 million in 2008 and  $16.7 million in 2007.

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.1 million in 2009, $5.5 million in 2008, and $5.7 million in 2007. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2009, 2008 and 2007, assets under management by the Trust Department were approximately $762.5 million, $764.9 million and $915.8 million, respectively.  The decline in assets under management primarily reflects lower market valuations during 2009.  This decline, in turn impacted revenue from these activities.

The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, changes in fees for services to customers were made in 2009 in terms of both the levels of fees as well as types of fees.  The changes in reported noninterest income also reflect the volume of services customers utilized, a larger customer base and the elimination of uncertainties regarding the collectability of certain accruals in 2009.

NONINTEREST INCOME
(dollars in thousands)	For the year ended December 31,			2009 vs. 2008
	2009	2008	2007	Amount	Percent
Trust department income	$5,070	5,529	5,743	(459)	-8.3%
Fees for services to customers	10,460	10,746	9,498	(286)	-2.7%
Net trading gains (losses)	(350)	155	891	(505)	-325.8%
Net gain on securities transactions	1,848	450	217	1,398	310.7%
Other	2,236	1,560	1,413	676	43.3%
Total noninterest income	$19,264	18,440	17,762	824	4.5%

Noninterest expense: Noninterest expense was $76.6 million in 2009, compared with $60.8 million in 2008 and $53.6 million in 2007. $6.0 million of the increase in expense from 2008 to 2009 was from the FDIC deposit insurance assessment, including the special assessment of $1.7 million recorded in the second quarter of 2009.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo’s efficiency ratio was 55.2% in 2009, 51.4% in 2008 and 45.5% in 2007. Excluded from the efficiency ratio calculation was $1.0 million of non-recurring income items as well as $1.5 million of securities gains in 2009, $318 thousand of non-recurring income items as well as $605 thousand of securities gains in 2008, and $1.1 million of securities losses in 2007.  These revenue items primarily consisted of gain and losses on sale of various assets (including securities).  Additionally, $1.9 million, $182 thousand and $806 thousand of non-recurring expenses primarily consisting of the FDIC special assessment in 2009 and computer consulting costs for 2009, 2008 and 2007, respectively, were excluded from the calculation.  Other real estate expense or income is also excluded from this calculation.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2009 vs. 2008
	2009	2008	2007	Amount	Percent
Salaries and employee benefits	$26,951	23,376	20,268	3,575	15.3%
Net occupancy expense	14,054	12,212	10,164	1,842	15.1%
Equipment expense	5,094	4,304	3,369	790	18.4%
Professional services	5,311	4,450	4,152	861	19.3%
Outsourced services	5,639	5,130	4,309	509	9.9%
Advertising expense	2,958	2,351	2,343	607	25.8%
Insurance expense	7,719	1,722	1,265	5,997	348.3%
Other real estate expense (income), net	2,507	160	(11)	2,347	1466.9%
Other	6,348	7,089	7,734	(741)	-10.5%
Total noninterest expense	$76,581	60,794	53,593	15,787	26.0%

Salaries and employee benefits are the most significant component of noninterest expense. For 2009, these expenses amounted to $27.0 million, compared with $23.4 million in 2008, and $20.3 million in 2007.  The increase in salaries and benefits was primarily due to the Company’s branch expansion program.

Net occupancy expense increased $1.8 million to $14.1 million between 2008 and 2009 and increased by $2.0 million from 2007 to 2008 due primarily to new branch openings during 2008 and 2009. Equipment expense, increased$790 thousand for 2009 to $5.1 million as compared to $4.3 million in 2008, and increased by $935 thousand in 2008 compared to 2007. The increase in net occupancy expense and equipment expense is the result of new equipment purchased for the branch expansion program.

Professional services expense increased to $5.3 million in 2009 compared to $4.5 million in 2008 and $4.2 million in 2007. The increase in professional service expense is due primarily to additional fees for legal, problem loans, accounting and tax advice.

Outsourced service expense was $5.6 million in 2009 compared to $5.1 million in 2008 and $4.3 million in 2007. The increase is the result of increased volumes of loan and deposit accounts as well as the number of transactions processed.

Advertising expense was $3.0 million in 2009, $2.4 million in 2008 and $2.4 million in 2007.

As a result of stresses in the financial institutions marketplace, the Federal Deposit Insurance Corporation (“FDIC”) announced new insurance programs which included higher charges, including a one-time special assessment of $1.7 million in 2009 and higher regular insurance premiums in the future.  The FDIC also required the upfront payment of estimated assessments through 2012.  In compliance with this change, the Bank paid the FDIC $17.6 million in December 2009.  This amount was recorded as a prepaid amount initially and will be taken into expenses over the next three years.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2009, TrustCo recognized income tax expense of $15.2 million, as compared to $16.2 million in 2008 and $18.6 million in 2007. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

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

The Company does not believe the unrecognized tax benefit of $1,109 thousand will significantly increase or decrease within the next twelve months.  It is reasonably possible that a reduction in the estimate may occur, however, a quantification of a reasonable range cannot be determined.  Open Federal and State tax years are 2002 through 2008.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2009:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$6,135	11,868	11,083	53,718	82,804

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2013.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.6 million to $1.7 million through 2019. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2009 and 2008. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The consolidated financial statements for the years ended 2009, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.  As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies
Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2009 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 15 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2009					2008
	O1	Q2	Q3	Q4	Year	O1	Q2	Q3	Q4	Year
Income statement:
Interest income	$39,066	39,781	41,146	41,367	161,360	45,319	42,057	42,053	41,490	170,919
Interest expense	14,608	12,536	11,609	10,698	49,451	20,921	18,584	17,354	17,197	74,056
Net interest income	24,458	27,245	29,537	30,669	111,909	24,398	23,473	24,699	24,293	96,863
Provision for loan losses	2,000	2,760	3,150	3,400	11,310	300	700	1,000	2,200	4,200
Net interest income after provison for loan losses	22,458	24,485	26,387	27,269	100,599	24,098	22,773	23,699	22,093	92,663
Noninterest income	5,345	3,919	5,000	5,000	19,264	4,541	3,937	4,794	5,168	18,440
Noninterest expense	18,481	20,358	18,686	19,056	76,581	14,564	14,347	14,726	17,157	60,794
Income before income taxes	9,322	8,046	12,701	13,213	43,282	14,075	12,363	13,767	10,104	50,309
Income tax expense	2,973	2,666	4,792	4,731	15,162	4,648	3,894	4,733	2,957	16,232
Net income	$6,349	5,380	7,909	8,482	28,120	$9,427	8,469	9,034	7,147	34,077
Per share data:
Basic earnings	$0.083	0.070	0.103	0.112	0.368	0.125	0.112	0.119	0.094	0.450
Diluted earnings	0.083	0.070	0.103	0.112	0.368	0.125	0.112	0.119	0.094	0.450
Cash dividends declared	0.1100	0.0625	0.0625	0.0625	0.2975	0.1100	0.1100	0.1100	0.1100	0.4400

FIVE YEAR SUMMARY OF FINANCIAL DATA
(dollars in thousands, except per share data)	Years Ended December 31,
	2009	2008	2007	2006	2005
Statement of income data:
Interest income	$161,360	170,919	189,418	169,207	150,174
Interest expense	49,451	74,056	92,984	70,940	45,657
Net interest income	111,909	96,863	96,434	98,267	104,517
Provision (credit) for loan losses	11,310	4,200	2,500	(3,575)	(6,260)
Net interest income after provision for loan losses	100,599	92,663	93,934	101,842	110,777
Noninterest income	17,766	17,835	16,654	15,455	19,290
Net trading gains (losses)	(350)	155	891	-	-
Net gain (loss) on securities transactions	1,848	450	217	(596)	5,999
Noninterest expense	76,581	60,794	53,593	49,062	46,232
Income before income taxes	43,282	50,309	58,103	67,639	89,834
Income taxes	15,162	16,232	18,636	22,314	30,845
Net income	$28,120	34,077	39,467	45,325	58,989
Share data:
Average equivalent diluted shares (in thousands)	76,482	75,793	75,202	75,149	75,397
Tangible book value	$3.20	3.10	3.14	3.19	3.05
Cash dividends	0.298	0.440	0.640	0.640	0.610
Basic earnings	0.368	0.450	0.525	0.605	0.787
Diluted earnings	0.368	0.450	0.525	0.603	0.782
Financial:
Return on average assets	0.79%	1.00	1.20	1.52	2.07
Return on average shareholders' equity	11.72	14.28	16.93	19.68	26.04
Cash dividend payout ratio	80.90	97.85	121.79	105.70	77.46
Tier 1 capital to average assets (leverage ratio)	6.71	6.77	6.82	7.67	8.04
Tier 1 capital as a % of total risk adjusted assets	12.04	12.40	13.53	14.88	16.58
Total capital as a % of total risk adjusted assets	13.30	13.66	14.79	16.14	17.85
Efficiency ratio	55.18	51.37	45.45	42.03	38.29
Net interest margin	3.27	2.98	3.10	3.50	3.90
Average balances:
Total assets	$3,555,981	3,421,914	3,297,881	2,973,952	2,844,974
Earning assets	3,469,761	3,339,619	3,212,037	2,900,253	2,767,214
Loans, net	2,203,683	2,023,548	1,852,310	1,611,355	1,336,899
Allowance for loan losses	(36,521)	(34,833)	(34,939)	(35,538)	(47,653)
Trading securities	14,569	263,099	428,389	-	-
Securities available for sale	539,022	560,359	549,277	1,108,631	1,024,184
Held to maturity securities	502,606	104,383	9,096	-	-
Deposits	3,193,115	3,064,585	2,945,642	2,628,338	2,505,967
Short-term borrowings	104,033	97,472	95,101	95,239	83,381
Long-term debt	-	12	42	72	99
Shareholders' equity	239,842	238,700	233,158	230,259	226,571

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
Earning Assets
The sum of interest-bearing deposits with banks, securities available for sale, securities held to maturity, trading securities, loans, net of unearned income, and Federal Funds sold and other short term investments.
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
Return on Average Equity
Net income as a percentage of average equity.
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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2009, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President and
Chief Executive Officer

Robert T. Cushing
Executive Vice President and
Chief Financial Officer

Scot R. Salvador
Executive Vice President and
Chief Banking Officer

March 1, 2010

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statement of condition of TrustCo Bank Corp NY as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  TrustCo Bank Corp NY’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Livingston, New Jersey
March 1, 2010

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2009	2008	2007

Interest and dividend income:
Interest and fees on loans	$125,199	123,202	120,461
Interest and dividends on securities available for sale:
U. S. Treasuries and agencies and government sponsored enterprises	7,825	13,497	13,183
States and political subdivisions	4,275	4,969	5,698
Mortgage-backed securities and collateralized mortgage obligations	5,976	6,886	7,553
Other	1,039	483	684
Total interest and dividends on securities available for sale	19,115	25,835	27,118

Interest on trading securities:
U. S. government sponsored enterprises	405	9,376	22,432
States and political subdivisions	23	81	-
Total interest on trading securities	428	9,457	22,432

Interest on held to maturity securities:
U. S. government sponsored enterprises	6,468	2,401	542
Mortgage-backed securities	4,815	-	-
Corporate bonds	3,147	1,253	-
Total interest on held to maturity securities	14,430	3,654	542

Interest on federal funds sold and other short-term investments	2,188	8,771	18,865
Total interest income	161,360	170,919	189,418

Interest expense:
Interest on deposits	47,743	72,084	89,261
Interest on short-term borrowings	1,708	1,971	3,721
Interest on long-term debt	-	1	2
Total interest expense	49,451	74,056	92,984

Net interest income	111,909	96,863	96,434
Provision for loan losses	11,310	4,200	2,500
Net interest income after provision for loan losses	100,599	92,663	93,934

Noninterest income:
Trust department income	5,070	5,529	5,743
Fees for services to customers	10,460	10,746	9,498
Net trading gains (losses)	(350)	155	891
Net gain on securities transactions	1,848	450	217
Other	2,236	1,560	1,413
Total noninterest income	19,264	18,440	17,762

Noninterest expense:
Salaries and employee benefits	26,951	23,376	20,268
Net occupancy expense	14,054	12,212	10,164
Equipment expense	5,094	4,304	3,369
Professional services	5,311	4,450	4,152
Outsourced services	5,639	5,130	4,309
Advertising expense	2,958	2,351	2,343
Insurance expense	7,719	1,722	1,265
Other real estate expense (income), net	2,507	160	(11)
Other	6,348	7,089	7,734
Total noninterest expense	76,581	60,794	53,593

Income before income taxes	43,282	50,309	58,103
Income taxes	15,162	16,232	18,636
Net income	$28,120	34,077	39,467

Earnings per share:
Basic	$0.368	0.450	0.525
Diluted	$0.368	0.450	0.525
See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2009	2008

ASSETS

Cash and due from banks	$45,258	41,924
Federal funds sold and other short term investments	100,636	207,680
Total cash and cash equivalents	145,894	249,604
Trading securities	-	116,326
Securities available for sale	810,365	676,002
Held to maturity securities ($379,562 and $265,141 fair value at December 31, 2009 and 2008, respectively)	374,871	264,689
Loans, net	2,281,536	2,163,338
Less: Allowance for loan losses	37,591	36,149
Net loans	2,243,945	2,127,189
Bank premises and equipment	37,793	35,156
Other assets	67,029	37,847

Total assets	$3,679,897	3,506,813

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$258,759	249,887
Savings	665,463	609,444
Interest-bearing checking accounts	405,383	331,144
Money market deposit accounts	393,779	285,829
Certificates of deposit (in denominations of $100,000 or more)	486,190	456,583
Other time accounts	1,095,586	1,203,384
Total deposits	3,305,160	3,136,271
Short-term borrowings	107,728	109,592
Accrued expenses and other liabilities	21,331	24,926
Total liabilities	3,434,219	3,270,789

Commitments and contingent liabilities (Note 10)

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 83,166,423 shares issued at December 31, 2009 and 2008, respectively	83,166	83,166
Surplus	128,681	130,142
Undivided profits	99,190	93,818
Accumulated other comprehensive loss, net of tax	(1,282)	(1,441)
Treasury stock; 6,514,994 and 7,082,494 shares, at cost, at December 31, 2009 and 2008, respectively	(64,077)	(69,661)
Total shareholders' equity	245,678	236,024
Total liabilities and shareholders' equity	$3,679,897	3,506,813

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)
				Accumulated
				Other
				Comprehensive
	Capital		Undivided	Income	Comprehensive	Treasury
	Stock	Surplus	Profits	(Loss)	Income (Loss)	Stock	Total

Beginning balance, January 1, 2007	82,150	119,313	110,304	(2,928)		(69,316)	239,523
Adjustment to initially apply ASC 825, net of tax	-	-	(8,606)	8,606		-	-
Comprehensive income:
Net Income - 2007	-	-	39,467	-	39,467	-	39,467
Other comprehensive income, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $1,673)	-	-	-	-	1,005	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $484)	-	-	-	-	(291)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $1,610)	-	-	-	-	969	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $217)	-	-	-	-	(131)	-	-
Other comprehensive income	-	-	-	1,552	1,552	-	1,552
Comprehensive income					41,019
Cash dividend declared, $.640 per share	-	-	(48,066)	-		-	(48,066)
Stock options exercised and related tax benefits	223	1,893	-	-		-	2,116
Treasury stock purchased (569,348 shares)	-	-	-	-		(5,908)	(5,908)
Sale of treasury stock (798,501 shares)	-	669	-	-		7,629	8,298
Stock based compensation expense	-	86	-	-		-	86
Ending balance, December 31, 2007	82,373	121,961	93,099	7,230		(67,595)	237,068
Comprehensive income:
Net Income - 2008	-	-	34,077	-	34,077	-	34,077
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax underfunded of $15,773)	-	-	-	-	(9,484)	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $403)	-	-	-	-	(241)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $2,202)	-	-	-	-	1,325	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $450)	-	-	-	-	(271)	-	-
Other comprehensive loss	-	-	-	(8,671)	(8,671)	-	(8,671)
Comprehensive income					25,406
Cash dividend declared, $.440 per share	-	-	(33,358)	-		-	(33,358)
Stock options exercised and related tax benefits	793	8,115	-	-		-	8,908
Treasury stock purchased (670,957 shares)	-	-	-	-		(8,164)	(8,164)
Sale of treasury stock (635,760 shares)	-	(127)	-	-		6,098	5,971
Stock based compensation expense	-	193	-	-		-	193
Ending balance, December 31, 2008	$83,166	130,142	93,818	(1,441)		(69,661)	236,024
Comprehensive income:
Net Income - 2009	-	-	28,120	-	28,120	-	28,120
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $3,792)	-	-	-	-	2,280	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $38)	-	-	-	-	(23)	-	-
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $1,641)	-	-	-	-	(984)	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $1,848)	-	-	-	-	(1,114)	-	-
Other comprehensive loss	-	-	-	159	159	-	159
Comprehensive income					28,279
Cash dividend declared, $.2975 per share	-	-	(22,748)	-		-	(22,748)
Sale of treasury stock (567,500 shares)	-	(1,675)	-	-		5,584	3,909
Stock based compensation expense	-	214	-	-		-	214
Ending balance, December 31, 2009	$83,166	128,681	99,190	(1,282)		(64,077)	245,678

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)
	Years Ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$28,120	$34,077	39,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,502	3,775	3,116
Loss (gain) on sale of other real estate owned	664	(224)	(165)
Provision for loan losses	11,310	4,200	2,500
Deferred tax (benefit) expense	2,154	(1,660)	1,782
Stock based compensation expense	214	193	86
Net (gain) loss on sale of bank premises and equipment	(48)	6	-
Net gain on sale of securities available for sale	(1,848)	(450)	(217)
Proceeds from sales and calls of trading securities	24,936	360,829	577,906
Purchases of trading securities	-	(336,914)	(915,255)
Proceeds from maturities of trading securities	91,040	325,065	375,334
Net trading (loss) gain	350	(155)	(891)
Decrease (increase) in taxes receivable	2,146	(2,928)	20,087
Decrease in interest receivable	1,838	1,445	3,110
(Decrease) increase in interest payable	(1,288)	(748)	596
(Increase) decrease in other assets	(23,287)	593	1,879
Increase in accrued expenses and other liabilities	1,271	1,421	625
Total adjustments	113,954	354,448	70,493
Net cash provided by operating activities	142,074	388,525	109,960
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	747,444	270,698	99,978
Purchases of securities available for sale	(891,298)	(375,353)	(198,034)
Proceeds from maturities of securities available for sale	651,151	9,739	66,799
Proceeds from calls of held to maturity securities	7,740	96,500	10,000
Purchases of held to maturity securities	(761,224)	(346,180)	(25,000)
Net increase in loans	(141,613)	(233,890)	(176,202)
Proceeds from dispositions of other real estate owned	4,499	1,399	302
Proceeds from dispositions of bank premises and equipment	175	10	-
Purchases of bank premises and equipment	(7,266)	(9,754)	(8,259)
Net cash used in investing activities	(390,392)	(586,831)	(230,416)
Cash flows from financing activities:
Net increase in deposits	168,889	115,973	220,915
Net (decrease) increase in short-term borrowings	(1,864)	17,372	(3,287)
Repayment of long-term debt	-	(29)	(30)
Proceeds from exercise of stock options and related tax benefits	-	8,908	2,116
Proceeds from sales of treasury stock	3,909	5,971	8,298
Purchase of treasury stock	-	(8,164)	(5,908)
Dividends paid	(26,326)	(37,041)	(48,066)
Net cash provided by financing activities	144,608	102,990	174,038
Net (decrease) increase in cash and cash equivalents	(103,710)	(95,316)	53,582
Cash and cash equivalents at beginning of period	249,604	344,920	291,338
Cash and cash equivalents at end of period	$145,894	$249,604	344,920

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$50,739	$74,804	92,388
Income taxes paid (refunded)	14,667	18,573	(1,512)
Non cash investing and financing activites:
Transfer of loans to real estate owned	13,547	2,764	337
Decrease in dividends payable	(3,578)	(3,683)	-
Change in unrealized loss on securities available for sale - gross of deferred taxes (excluding $14,313 unrealized (gain) loss transferred to undivided profits in 2007 from adoption of ASC 825), net of reclassification adjustment	(3,490)	1,753	1,393
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	1,392	(699)	(555)
Amortization of prior service cost on pension and post retirement plans, gross of deferred taxes	(38)	(403)	(484)
Change in deferred tax effect of amortization of prior service cost	15	162	193
Securities available for sale transferred to trading securities	-	-	516,558
Cumulative effect of the adoption of ASC 825-net of deferred taxes ($14,313 gross of deferred taxes)	-	-	8,606
Change in overfunded portion of ASC 715 - gross	3,792	(15,773)	1,673
Deferred tax effect of change in overfunded portion of ASC 715	(1,512)	6,289	(668)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation
The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiaries, Trustco Realty Corporation, Trustco Insurance Agency, Inc. and ORE Property, Inc. conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.
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

Subsequent Events
The Company has evaluated subsequent events for recognition and disclosure through March 1, 2010, which is the date that the Company’s financial statements were issued.

Consolidation
The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions

Use of Estimates
To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.  The allowance for loan losses and other real estate owned are particularly subject to change.

Trading securities
Trading securities are recorded at their fair value with the current period change in fair value recorded as net trading gains and losses on the consolidated statements of income.  Interest on trading account securities are recorded in the Consolidated Statements of Income based on the coupon of the underlying bond and the par value of the security.

Securities Available for Sale and Held to Maturity
Securities available for sale are carried at approximate fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available fair value.
The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the interest method. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.
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

Other Than Temporary Impairment (“OTTI”)
A decline in the fair value of any available for sale or held to maturity security below cost that is deemed to be other than temporary is charged to earnings and/or accumulated other comprehensive income, resulting in the establishment of a new cost basis of the security.  Management evaluates these types of securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

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

Allowance for Loan Losses
The allowance for loan losses is maintained at a level considered adequate by management to provide for probable incurred loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income and reduced/increased by net charge offs/recoveries.
In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

Bank Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for buildings, 3 to 7 years for furniture and equipment, and the lease term for leasehold improvements.

Other Real Estate Owned
Other real estate owned are assets acquired through foreclosures on loans. At December 31, 2009 and 2008 there were $9.0 million and $1.8 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.
Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) “cost” (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains on sale are included in noninterest expense. Operating costs after acquisition are expensed.

Income Taxes
Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions
Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2010 Trustco Bank can pay cash dividends to the Company of $15.5 million plus 2010 net profits.

Benefit Plans
The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee’s compensation. This plan was frozen as of December 31, 2008.
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

Stock Option Plans
The Company has stock option plans for employees and directors.   The Company recognizes any expense, over the vesting period, of the estimated fair value of all stock options measured on the date of the grants.

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

Segment Reporting
The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure about Segments of an Enterprise and Related Information” (ASC 280).

Cash and Cash Equivalents
The Company classifies cash on hand, cash due from banks, Federal Funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets
Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. Trust assets under management as of December 31, 2009 and 2008 are $762 million and $765 million, respectively.

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

Fair Value of Financial Instruments:
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

(2) Balances at Other Banks
The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $22.4 million and $22.1 million at December 31, 2009 and 2008, respectively.

(3) Investment Securities
(a) Trading Securities

The fair value of trading securities is as follows:
	December 31,
(dollars in thousands)	2009	2008
U.S. government sponsored enterprises	$-	115,273
State and political subdivisions	-	1,053
Total trading securities	$-	116,326

Included in the Consolidated Statements of Income are $350 thousand of net trading losses and $155 thousand of net trading gains related to trading account assets at December 31, 2009 and 2008, respectively.

(b) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$528,665	787	5,969	523,483
State and political subdivisions	90,664	2,587	36	93,215
Mortgage backed securities and collateralized mortgage obligations - residential	104,760	1,609	1,468	104,901
Corporate bonds	81,989	135	679	81,445
Other	650	-	-	650
Total debt securities	806,728	5,118	8,152	803,694
Equity securities	6,632	39	-	6,671
Total securities available for sale	$813,360	5,157	8,152	810,365

	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$424,514	1,564	-	426,078
State and political subdivisions	102,587	2,894	344	105,137
Mortgage backed securities and collateralized mortgage obligations - residential	141,579	711	4,372	137,918
Other	650	-	-	650
Total debt securities	669,330	5,169	4,716	669,783
Equity securities	6,178	41	-	6,219
Total securities available for sale	$675,508	5,210	4,716	676,002

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2009 and 2008, was $6.4 million and $5.9 million, respectively.

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2009, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$35,428	35,982
Due in one year through five years	268,599	269,939
Due after five years through ten years	445,492	438,876
Due after ten years	57,209	58,897
	$806,728	803,694

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2009
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$405,003	5,969	-	-	405,003	5,969
State and political subdivisions	2,025	16	368	20	2,393	36
Mortgage backed securities and collateralized mortgage obligations - residential	45,870	1,282	4,505	186	50,375	1,468
Corporate bonds	56,985	679	-	-	56,985	679
Total	$509,883	7,946	4,873	206	514,756	8,152

			December 31, 2008
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss

State and political subdivisions	$9,962	287	637	57	10,599	344
Mortgage backed securities and collateralized mortgage obligations - residential	17,518	253	84,491	4,119	102,009	4,372
Total	$27,480	540	85,128	4,176	112,608	4,716

Government sponsored enterprises, and State and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The  contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.
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
The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2009, 2008 and 2007 are as follows:

(dollars in thousands)	December 31,
	2009	2008	2007

Proceeds	$747,444	270,698	99,978
Gross realized gains	2,136	983	236
Gross realized losses	288	533	19

The amount of securities available for sale that have been pledged to secure short-term borrowings amounted to $225.0 million and $211.8 million at December 31, 2009 and 2008, respectively.

(c) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$99,251	75	147	99,179
Mortgage backed securities - residential	196,379	2,444	222	198,601
Corporate bonds	79,241	2,541	-	81,782
Total held to maturity	$374,871	5,060	369	379,562

	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$214,851	925	-	215,776
Corporate bonds	49,838	-	473	49,365
Total held to maturity	$264,689	925	473	265,141

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2009, based on the securities’ final maturity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$9,996	10,024
Due in one year through five years	324,886	329,300
Due in five years through ten years	39,989	40,238
	$374,871	379,562

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.
There were gross unrealized gains on held to maturity securities of $5.1 million and $925 thousand at December 31, 2009 and 2008, respectively.  There were gross unrealized losses on held to maturity securities of $369 thousand and $473 thousand at December 31, 2009 and 2008, respectively.  There were no sales of held to maturity securities during 2009 and 2008.  No held to maturity securities were in unrealized losses greater than 12 months as of December 31, 2009.

(d) Concentrations
The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2009 that represent greater than 10% of shareholders equity:

	Amortized	Fair
	Cost	Value
Bank of America Corporation	$35,555	36,281
Federal Farm Credit Bank	50,838	50,888
Federal Home Loan Mortgage Corporation	181,926	181,315
Government National Mortgage Association	194,960	197,302
Federal Home Loan Bank	203,106	200,067
Federal National Mortgage Association	251,875	250,198

(e) Other-Than-Temporary-Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio by type and applying the appropriate OTTI model. Investment securities classified as available for sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 “Investments – Debt and Equity Securities.”

In determining OTTI under the FASB ASC 320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2009, the Company’s security portfolio consisted of 487 securities, 83 of which were in an unrealized loss position, and are discussed below.

Mortgage-backed Securities

At December 31, 2009, approximately 97% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

The Company’s mortgage-backed securities portfolio includes non-agency collateralized mortgage obligations with a market value of $9.9 million which had unrealized losses of approximately $213 thousand at December 31, 2009. The Company monitors to insure it has adequate credit support and as of December 31, 2009, the Company believes there is no OTTI and does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery.  All the securities are rated AA- or higher by one or more rating agencies.

Other Securities

The Company’s unrealized losses on other securities relate primarily to its investment in corporate bonds.  Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.  Credit ratings on these securities remain within policy limits.

As a result of the above analysis, for the year ended December 31, 2009, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses
A summary of loans by category is as follows:

(dollars in thousands)	December 31,
	2009	2008
Commercial	$275,280	285,785
Real estate - construction	16,162	24,784
Real estate mortgage	1,707,951	1,596,054
Home equity lines of credit	277,306	250,849
Installment Loans	4,837	5,866
Total loans, net	2,281,536	2,163,338
Less: Allowance for loan Losses	37,591	36,149
Net loans	$2,243,945	2,127,189

At December 31, 2009 and 2008, loans to executive officers, directors, and to associates of such persons aggregated $7.4 million and $7.9 million, respectively.  During 2009, approximately $590 thousand of new loans were made and repayments of loans totalled approximately $1.0 million. In the opinion of management, such loans were made in the ordinary course of business and all loans are current according to terms.
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

The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)	December 31,
	2009	2008	2007
Loans in nonaccrual status	$45,632	32,700	12,065
Loans conctractually past due 3 payments or more and still accruing interest	-	594	19
Restructured loans	400	598	640
Total nonperforming loans	$46,032	33,892	12,724

Approximately $111 thousand, $265 thousand, and $154 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2009, 2008, and 2007, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)	For the year ended December 31,
	2009	2008	2007
Balance at beginning of year	$36,149	34,651	35,616
Provision for loan losses	11,310	4,200	2,500
Loans charged off	(11,013)	(4,878)	(5,706)
Recoveries on loans previously charged off	1,145	2,176	2,241
Balance at year end	$37,591	36,149	34,651

The Company identifies impaired loans and measures the impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (FASB ASC 310-10-35). A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring (TDR). These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.  A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired.  TDR’s, which are included in nonaccrual loans at December 31, 2009 and 2008, are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

There were $11.7 million nonaccrual commercial and commercial real estate loans classified as impaired loans as of December 31, 2009 and $9.8 million as of December 31, 2008. Retail loans totaling $400 thousand as of December 31, 2009, and $598 thousand as of December 31, 2008, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans.  As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans there was no allowance for loan loss allocated to these loans as of December 31, 2009 and 2008.  The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.
During 2009, 2008, and 2007, the average balance of impaired loans was $12.8 million, $5.8 million, and $1.3 million, respectively, and there was approximately $55 thousand, $82 thousand, and $103 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(5) Bank Premises and Equipment
A summary of premises and equipment at December 31, 2009 and 2008 follows:

(dollars in thousands)	2009	2008
Land	$2,413	2,413
Buildings	26,409	25,839
Furniture, Fixtures and equipment	38,205	35,592
Leasehold improvements	19,101	15,429
Total bank premises and Equipment	86,128	79,273
Accumulated depreciation and amortization	(48,335)	(44,117)
Total	$37,793	35,156

Depreciation and amortization expense approximated $4.5 million, $3.8 million, and $3.1 million for the years 2009, 2008, and 2007, respectively. Occupancy expense of the Bank’s premises included rental expense of $6.5 million in 2009, $5.4 million in 2008, and $4.3 million in 2007.

(6) Deposits
Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2009	2008	2007
Interest bearing checking accounts	$695	744	857
Savings accounts	3,068	4,018	8,979
Time deposits and money market accounts	43,980	67,322	79,425
Total	$47,743	72,084	89,261

At December 31, 2009, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,469,181
1 to 2 years	73,728
2 to 3 years	14,431
3 to 4 years	13,424
4 to 5 years	10,333
Over 5 years	679
$1,581,776

(7) Short-Term Borrowings
Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2009	2008	2007
Amount outstanding at December 31,	$107,728	109,592	92,220
Maximum amount outstanding at any month end	123,282	110,221	101,762
Average amount outstanding	104,033	97,472	95,101
Weighted average interest rate:
For the year	1.63%	2.02	3.91
As of year end	1.52	1.78	3.25

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.
Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings.  The line of credit requires securities to be pledged as collateral for the amount borrowed.  As of December 31, 2009 and 2008 the Company had no outstanding borrowings.  As of December 31, 2009 there were no securities pledged to the Federal Home Loan Bank of New York.  As of December 31, 2008 the Company had $5 million of securities pledged to the Federal Home Loan Bank of New York.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2009	2008	2007
Current tax expense:
Federal	$12,080	17,138	17,106
State	928	754	(252)
Total current tax expense	13,008	17,892	16,854
Deferred tax expense (benefit)	2,154	(1,660)	1,782
Total income tax expense	$15,162	16,232	18,636

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008, are as follows:

	December 31,
(dollars in thousands)	2009	2008
	Deductible	Deductible
	temporary	temporary
	differences	differences
Benefits and deferred remuneration	$(2,628)	(360)
Deferred loan fees, net	4	9
Difference in reporting the allowance for loan losses, net	20,251	18,727
Other income or expense not yet reported for tax purposes	1,850	1,598
Depreciable assets	(1,434)	548
Other items	1,586	1,261
Net deferred tax asset at end of year	19,629	21,783
Net deferred tax asset at beginning of year	21,783	20,123

Deferred tax expense (benefit)	$2,154	(1,660)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $19.6 million and $21.8 million at December 31, 2009 and 2008, respectively, will be realized.
In addition to the deferred tax items described in the preceding table, the Company has a deferred  tax asset of $1.2 million and $198 thousand at December 31, 2009 and 2008, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax liability of $344 thousand and a deferred tax asset of $1.2 million at December 31, 2009 and 2008, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and post retirement benefit plans recorded, net of tax as an adjustment to accumulated other comprehensive income.
The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:
	For the years ended
	December 31,
	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(3.3)	(3.2)	(3.0)
State income tax (including alternative minimum tax),net of federal tax benefit	2.0	1.6	0.2
Previously unrecognized tax benefit	-	(1.1)	-
Other items	0.3	-	(0.1)
Effective income tax rate	34.0%	32.3	32.1

TrustCo adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2008 (ASC 740).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return.  As a result of the Company’s adoption of FIN 48, there were no required adjustments to the Company’s consolidated financial statements.

TrustCo also adopted FASB Staff Position (FSP) No. 48-1 “Definition of Settlement in FASB Interpretation No. 48 (FSP 48-1)” (ASC 740). FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2008 and did not significantly impact the Corporation’s financial statements.

During 2009 the Company amended various federal and state tax returns as a result of a deferred tax deduction for financial reporting purposes not being recorded for tax return purposes.  Consequently, the Company has established a reserve of $150 thousand with respect to the probability of collection.

For the years ended December 31, 2009 and 2008 the unrecognized tax reserves and change in those reserve from the beginning of the year are as follows:

(dollars in thousands)

Balance January 1, 2008	$4,023

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2008	(3,145)

Balance December 31, 2008	878

Reserve for amended tax returns filed in 2009 for tax deductions not received	231

Balance December 31, 2009	$1,109
TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized.  Management will reevaluate the necessity of these reserves after the affected tax returns have been subject to audit.

The Company anticipates that within the next twelve months approximately $600 thousand of the balance at December 31, 2009 of the unrecognized tax reserve will be settled with the appropriate tax authorities.  Therefore during 2010 management would anticipate a reduction in the balance of these reserves.

Open Federal and State tax years are 2002 through 2008.

 (9) Benefit Plans
(a) Retirement Plan
The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date.  Assets of the plan are administered by Trustco Bank’s Trust Department. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2009 and 2008.

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2009	2008
Projected benefit obligation at beginning of year	$26,505	25,297
Service cost	52	49
Interest cost	1,525	1,467
Benefits paid	(1,695)	(1,576)
Assumption changes	613	-
Net actuarial loss (gain)	(336)	1,268
Projected benefit obligation at end of year	$26,664	26,505

Change in Plan Assets and
Reconciliation of Funded (Unfunded) Status:	December 31,
(dollars in thousands)	2009	2008
Fair Value of plan assets at beginning of year	$22,122	31,614
Actual (loss) gain on plan assets	3,745	(7,916)
Company contributions	4,500	-
Benefits paid	(1,695)	(1,576)
Fair value of plan assets at end of year	28,672	22,122

(Unfunded) funded status at end of year	$2,007	(4,383)

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2009	2008
Net actuarial loss (gain)	$5,649	8,095

The accumulated benefit obligation for the plan was $26.7 million and $26.5 million at December 31, 2009 and 2008, respectively. At December 31, 2009 the fair value of plan assets exceeded the accumulated benefit obligation by approximately $2.0 million.  At December 31, 2008, the fair value of plan assets was less than the accumulated benefit obligation by approximately $4.4 million.

Components of Net Periodic Pension (Credit) Expense and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2009	2008	2007
Service cost	$52	49	44
Interest cost	1,525	1,467	1,406
Expected return on plan assets	(1,386)	(1,974)	(1,954)
Amortization of net loss	365	-	-
Net periodic pension (credit) expense	556	(458)	(504)

Amortization of net loss	(365)	-	-

Net actuarial (gain) / loss included in other comprehensive income	(2,081)	11,158	(1,210)

	(2,446)	11,158	(1,210)
Total recognized in net periodic benefit (credit) cost and other comprehensive income	$(1,890)	10,700	(1,714)

The estimated net gain (loss) for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is ($300) thousand.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2010	$1,598
2011	1,604
2012	1,612
2013	1,626
2014	1,631
2015 - 2019	8,313

The assumptions used to determine benefit obligations at December 31 are as follows:

	2009	2008	2007
Discount rate	5.82%	6.01	5.75

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2009	2008	2007
Discount rate	6.01%	5.75	5.50
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.
The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $621 thousand, $401 thousand, and $440 thousand, in 2009, 2008, and 2007, respectively. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2009 and 2008, respectively.  Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.
Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company’s Trust Department and invest primarily in money market instruments. These assets are recorded at their fair value and are included in available for sale and other short-term investments in the Consolidated Statements of Condition. As of December 31, 2009 and 2008, the trusts had assets totaling $5.7 million and $7.4 million, respectively.

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
The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2009 and 2008.

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2009	2008
Accumulated benefit obligation at beginning of year	$1,125	997
Service cost	27	30
Interest cost	68	61
Benefits paid	(11)	(202)
Net actuarial loss (gain)	(67)	239
Accumulated benefit obligation at end of year	$1,142	1,125

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2009	2008
Fair value of plan assets at beginning of year	$10,384	14,384
Actual (loss) gain on plan assets	1,965	(3,798)
Benefits paid	(11)	(202)
Fair value of plan assets at end of year	12,338	10,384

Funded status at end of year	$11,196	9,259

	December 31,
Amounts recognized in accumulated other comprehensive income consist of the following as of:	2009	2008
Net actuarial (gain) loss	$(1,345)	367
Prior service credit	(5,166)	(5,570)
Total	$(6,511)	(5,203)

Components of Net Periodic Benefit (Credit) and Other Amounts
Recognized in Other Comprehensive Income:
	For the years ended
	December 31,
(dollars in thousands)	2009	2008	2007
Service cost	$27	30	31
Interest cost	68	61	58
Expected return on plan assets	(343)	(468)	(499)
Amortization of net actuarial gain	-	(134)	(134)
Amortization of prior service credit	(403)	(403)	(350)
Net periodic benefit credit	(651)	(914)	(894)

Net (gain) loss	(1,711)	4,481	(643)
Amortization of prior service cost	403	403	484
Amortization of net gain	-	134	134
Total amount recognized in other comprehensive income	(1,308)	5,018	(25)

Total amount recognized in net periodic benefit cost and other comprehensive income	$(1,959)	4,104	(919)

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is $403 thousand.

Expected Future Benefit Payments
The following benefit payments are expected to be paid:

Year	Postretirement Benefits

2010	$44
2011	46
2012	48
2013	50
2014	51
2015 - 2019	276

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2009	2008	2007
Discount rate	5.82%	6.01	5.75

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2009	2008	2007
Discount rate	6.01%	5.75	5.50
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.
For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2009 and thereafter.  A one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2009, and the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2009.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table presents the components of accumulated other comprehensive income (loss), net of tax, related to SFAS No. 158 (ASC 715) as of:

(dollars in thousands)
	December 31, 2009
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Unrecognized net actuarial loss	$(3,398)	808	(2,590)
Unrecognized prior service cost	-	3,108	3,108
Total	$(3,398)	3,916	518

	December 31, 2008
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Unrecognized net actuarial loss	$(4,868)	(221)	(5,089)
Unrecognized prior service cost	-	3,350	3,350
Total	$(4,868)	3,129	(1,739)

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, net of tax, at December 31, 2009 and 2008, respectively.

(dollars in thousands)
	December 31, 2009
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Increase in unrecognized net actuarial loss	$1,470	1,029	2,499
Amortization of net actuarial gain and prior service cost	-	(242)	(242)
Total	$1,470	787	2,257

	December 31, 2008
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Increase in unrecognized net actuarial loss	$(6,709)	(2,775)	(9,484)
Amortization of net actuarial gain and prior service cost	-	(241)	(241)
Total	$(6,709)	(3,016)	(9,725)

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:
The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2009	2008	2009	2008
Debt Securities	31%	38	29	34
Equity Securities	64	59	66	61
Other	5	3	5	5
Total	100%	100	100	100

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

Fair Value of Plan Assets:
Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Equity mutual funds, Fixed Income mutual funds and Debt Securities:  The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

The fair value of the plan assets at December 31, 2009, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at
		December 31, 2009 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,339	1,339	-	-
Equity mutual funds	18,850	18,850	-	-
Fixed income mutual funds	8,483	8,483	-	-

Total Plan Assets	$28,672	28,672	-	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2009 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$627	627	-	-
Equity mutual funds	8,151	8,151	-	-
State and political subdivisions	3,560	-	3,560	-

Total Plan Assets	$12,338	8,778	3,560	-

The Company made a $4.5 million contribution to its pension plan during 2009.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2010.

(e) Incentive and Bonus Plans
During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2009, 2008 or 2007 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $416 thousand for 2009, $363 thousand in 2008 and $309 thousand in 2007.

The Company also has an executive incentive plan. The expense of this plan generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $690 thousand, $1.4 million and $1.4 million in 2009, 2008 and 2007, respectively.
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
Under each of these plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four to five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2009, 2008 and 2007, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options
		Weighted		Weighted
		Average		Average
		Option		Option
	Shares	Price	Shares	Price
Balance, January 1, 2007	4,056,666	$10.95	4,056,666	$10.95
New options awarded - 2007	583,500	9.91	12,000	9.91
Cancelled options - 2007	-	0.00	-	0.00
Exercised options - 2007	(223,389)	8.76	(223,389)	8.76
Options became exercisable	-	0.00	-	0.00
Balance, December 31, 2007	4,416,777	$10.92	3,845,277	$11.07
New options awarded - 2008	429,000	8.29	12,000	8.29
Cancelled options - 2008	(212,531)	9.51	(212,531)	9.51
Exercised options - 2008	(793,258)	10.40	(793,258)	10.40
Options became exercisable	-	0.00	114,300	9.91
Balance, December 31, 2008	3,839,988	$10.81	2,965,788	$11.31
Cancelled options - 2009	(384,815)	10.00	(384,815)	10.00
Exercised options - 2009	-	0.00	-	0.00
Options became exercisable	-	0.00	197,700	9.23
Balance, December 31, 2009	3,455,173	10.90	2,778,673	$11.34

The following table summarizes information about total stock options outstanding at December 31, 2009:

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Options	Contractual	Exercise
Price	Outstanding	Life	Price
Between $7.51and $10.00	1,831,923	4.6 years	$9.40
Greater than $10.00	1,623,250	4.2 years	12.60
Total	3,455,173	4.4 years	$10.90

The following table summarizes information about total stock options exercisable at December 31, 2009:

Range of Exercise Price	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Between $7.51and $10.00	1,155,423	2.7 years	$9.56
Greater than $10.00	1,623,250	4.2 years	12.60
Total	2,778,673	3.6 years	$11.34

At December 31, 2009, the total intrinsic value of outstanding stock options and vested stock options was zero.  The Company expects all unvested options to vest according to plan provisions.

The total intrinsic value of stock options exercised was $1.4 million in 2008.  The amount of consideration received from the exercise of stock options in 2008 was $8.2 million.  The tax benefit realized from stock options exercised in 2008 was $544 thousand.  No stock options were exercised in 2009.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Stock-based Compensation Expense:  Stock-based compensation expense totaled $214 thousand,  $182 thousand and $77 thousand in 2009, 2008 and 2007, respectively, related to the 2004 TrustCo Bank Corp NY Stock Option Plan.  In addition, $11 thousand and $9 thousand of stock-based compensation expense was recognized in 2008 and 2007, respectively, related to the 2004 Directors Stock Option Plan.  No such expense was recorded in 2009 as no stock options were granted to directors.  Stock-based compensation expense is recognized ratably over the requisite service period for all awards. Income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation in 2009, 2008 and 2007 was $75 thousand, $62 thousand and $28 thousand, respectively.  Unrecognized stock-based compensation expense related to non-vested stock options totaled $445 thousand at December 31, 2009.  At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.9 years.

Valuation of Stock-Based Compensation:  The fair value of the Company’s employee stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The weighted-average fair value of stock options granted during 2008 estimated using the Black-Scholes option pricing model, was $0.88.  The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. There were no stock options granted in 2009.  The assumptions used to determine the fair value of options granted during 2008 are detailed in the table below:

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

(dollars in thousands)
2010	$6,135
2011	6,057
2012	5,811
2013	5,570
2014	5,513
2015 and after	53,718
$82,804

(b) Litigation
Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services
The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.6 million in 2009, $5.1 million in 2008 and $4.3 million in 2007. The Company is contractually obligated to pay these third-party service providers approximately $4 million to $5 million per year through 2013.

(11) Earnings Per Share
A reconciliation of the component parts of earnings per share for 2009, 2008 and 2007 follows:

(dollars in thousands,		Weighted
except per share data)		Average Shares	Per Share
	Income	Outstanding	Amounts
For the year ended December 31, 2009:
Basic EPS:
Income available to common shareholders	$28,120	76,482	$0.368
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$28,120	76,482	$0.368
For the year ended December 31, 2008:
Basic EPS:
Income available to common shareholders	$34,077	75,762	$0.450
Effect of Dilutive Securities:
Stock Options	-	31	-
Diluted EPS	$34,077	75,793	$0.450
For the year ended December 31, 2007:
Basic EPS:
Income available to common shareholders	$39,467	75,122	$0.525
Effect of Dilutive Securities:
Stock Options	-	80	-
Diluted EPS	$39,467	75,202	$0.525

As of December 31, 2009 and 2008, the number of antidulitive stock options excluded from diluted earnings per share was approximately 3.6 million and 2.6 million, respectively.

(12) Off-Balance Sheet Financial Instruments
Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2009 and 2008, was $358.5 million and $337.8 million, respectively.  Approximately 81% and 84% of these commitments were for variable rate products at the end of 2009 and 2008, respectively.
The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $7.5 million and $4.4 million at December 31, 2009 and 2008, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2009 and 2008 was insignificant.
No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value of Financial Instruments

Effective January 1, 2007 TrustCo elected early adoption of SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (ASC 825), and SFAS No. 157 “Fair Value Measurements” (ASC 820).  SFAS No. 159, which was issued in February 2008, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates.  SFAS No. 157 generally establishes the definition of fair value and expands disclosures about fair value measurement.  This statement establishes a hierarchy of the levels of fair value measurement techniques.  Upon adoption of SFAS No. 159, TrustCo elected to apply the fair value option for certain U.S. government sponsored enterprises securities with lower yields, which generally had longer duration, that were classified in the available for sale portfolio totaling approximately $517 million ($502 million at fair value).  Prior to the adoption of SFAS No. 159, the Company intended to hold these securities until a market price recovery or possibly to maturity.  The Company changed its intent with respect to these securities to enable the Company to record these losses directly to undivided profits rather than current income based on the transition provisions of SFAS No. 159 by electing the fair value option for these securities.  As a result, unrealized losses, net of taxes, of $8.6 million were directly recorded to undivided profits. This charge to undivided profits had no overall impact on total shareholders’ equity because the fair value adjustment had previously been included as an element of shareholders’ equity in the accumulated other comprehensive income (loss) account, net of tax.  Had the Company not adopted this new accounting standard and reclassified the available for sale securities to trading account assets as of that date, the charge to capital would have been recorded as a charge to net income.

The following table presents information relative to the assets identified for the fair value option of accounting as of the initial implementation date of January 1, 2007:

	Statement of	Net loss	Statement of
(dollars in thousands)	Condition	recognized in	condition after
	12/31/06 prior to	undivided profits	adoption of fair
	adoption	upon adoption	value option
Securities available for sale transferred to trading account assets:
Amortized cost	$516,558	(14,313)	502,245
Unrealized Depreciation	(14,313)	14,313	-
Net transferred to trading account assets	$502,245	-	502,245

The securities transferred to trading account assets as of January 1, 2008 were included previously in the available for sale portfolio as Government sponsored enterprises.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the value that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale and Trading Securities:  Securities available for sale and trading  securities are fair valued utilizing an independent pricing service for identical assets or significantly similar securities.  The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.  This results in a Level 2 classification of the inputs for determining fair value.  Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income.  Included in earnings as a result of the changes in fair value of trading securities were $350 thousand net trading losses, $155 thousand and $891 thousand net trading gains for the years ended December 31, 2009, 2008 and 2007, respectively.

Other Real Estate Owned: The fair value of other real estate owned is determined by observable comparable sales and property valuation techniques. This results in a Level 2 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value under ASC 820 on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at
	December 31, 2009 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$523,483	-	523,483	-
State and political subdivisions	93,215	-	93,215	-
Mortgage-backed securities and collateralized mortgage obligations - residential	104,901	-	104,901
Corporate bonds	81,445		81,445
Other securities	958	-	958	-

Total securities available-for-sale	$804,002	-	804,002	-

	Fair Value Measurements at
	December 31, 2008 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$426,078	-	426,078	-
State and political subdivisions	105,137	-	105,137	-
Mortgage-backed securities and collateralized mortgage obligations - residential	137,918	-	137,918
Other securities	959	-	959	-

Total securities available-for-sale	$670,092	-	670,092	-

Trading Securities
U.S. government-sponsored enterprises	$115,273	-	115,273	-
State and political subdivisions	$1,053	-	1,053	-

Total trading securities	$116,326	-	116,326	-

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at
December 31, 2009 Using:

Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$9,019	-	9,019	-

Other real estate owned, which is carried at fair value, approximates $9.0 million. A valuation charge of $1.2 million is included in earnings for the period ending December 31, 2009.

Fair Value Measurements at
December 31, 2008 Using:

Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$1,832	-	1,832	-

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2009 and 2008 are as follows:

	As of
(dollars in thousands)	December 31, 2009
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$145,894	145,894
Securities available for sale	810,365	810,365
Held to maturity securities	374,871	379,562
Loans	2,243,945	2,285,256
Accrued interest receivable	14,198	14,198
Financial liabilities:
Demand deposits	258,759	258,759
Interest bearing deposits	3,046,401	3,054,598
Short-term borrowings	107,728	107,728
Accrued interest payable	1,589	1,589

	As of
(dollars in thousands)	December 31, 2008
	Carrying	Fair
	Value	Value

Financial assets:
Cash and cash equivalents	$249,604	249,604
Trading securities	116,326	116,326
Securities available for sale	676,002	676,002
Held to maturity securities	264,689	265,141
Loans	2,127,189	2,201,252
Accrued interest receivable	16,036	16,036
Financial liabilities:
Demand deposits	249,887	249,887
Interest bearing deposits	2,886,384	2,900,509
Short-term borrowings	109,592	109,592
Accrued interest payable	2,877	2,877

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

Short-Term Borrowings and Other Financial Instruments
The fair value of all short-term borrowings, and other financial instruments approximates the carrying value.

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

(14) Regulatory Capital Requirements
Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2009 and 2008, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.
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
Management believes that as of December 31, 2009 and 2008, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.
Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2009 and 2008, for Trustco Bank:

(dollars in thousands)	As of December 31, 2009		Adequately
	Amount	Ratio	Capitalized*

Leverage capital:	$234,250	6.39%	4.00%
Tier 1 risk-based capital	234,250	11.45	4.00
Total risk-based capital	259,972	12.71	8.00

(dollars in thousands)	As of December 31, 2008

	Amount	Ratio

Leverage capital:	$219,295	6.27%	4.00%
Tier 1 risk-based capital	219,295	11.58	4.00
Total risk-based capital	243,113	12.84	8.00

*Office of Thrift Supervision minimum requirements to be considered to be Adequately Capitalized

The following is a summary of actual capital amounts and ratios as of December 31, 2009 and 2008 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2009
	Amount	Ratio

Leverage capital:	$246,407	6.71
Tier 1 risk-based capital	246,407	12.04
Total risk-based capital	272,133	13.30

(dollars in thousands)	As of December 31, 2008
	Amount	Ratio

Leverage capital:	$237,465	6.77
Tier 1 risk-based capital	237,465	12.40
Total risk-based capital	260,945	13.66

(15) Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (ASC 820-10).  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard was effective for fiscal years beginning after November 15, 2007.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (ASC 810-10).  ASC 810-10 changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. ASC 810-10 was effective as of the beginning of the first fiscal year beginning on or after December 15, 2008.   The adoption of this Statement did not have a significant impact on the Company’s Consolidated Financial Statements.
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (ASC 855-10).  Under ASC 855-10, the effects of events that occur subsequent to the balance-sheet date should be evaluated through the date the financial statements are either issued or available to be issued.   Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events).  Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those  events to be disclosed if the financial statements would otherwise be misleading.  This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The adoption of this Statement was not material to the Company.
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, to replace Statement 162, The Hierarchy of Generally Accepted Accounting Principles, and to establish the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009.
In June 2008, the FASB issued FASB Staff Position EITF 03-6-1—Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ( ASC 260-10). This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method.  ASC 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.  This FSP was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this FSP.   The effect of adopting this new guidance was not material to the Company.

In December 2008, the FASB issued Staff Position (“FSP”) No. 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (ASC 715-20).  The FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy.  The FSP also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  This FSP is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes.  The new disclosures have been presented in Note 9 to the consolidated financial statements.
In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. This requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.   Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded.  ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company’s adoption of these standards is presented in Note 3 of the Consolidated Financial Statements.
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10).  This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices would be needed to determine the appropriate fair value.  The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009.  The effect of adopting this new guidance is presented in Note 13 to the Consolidated Financial Statements.
In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (ASC 820). This Update provides amendments to ASC 820 for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820.  The amendments in this guidance also clarify that both a quoted price for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The guidance was effective for the first reporting period (including interim periods) beginning after issuance.  The effect of adopting this new guidance was not material to the Company.

(16) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)		Years Ended December 31,
Income:	2009	2008	2007

Dividends and interest from subsidiaries	$13,771	28,302	46,209
Net (loss) / gain on sales or securities	-	(317)	233
Income from other investments	1	112	261
Total income	13,772	28,097	46,703
Expense:
Operating supplies	66	90	124
Professional services	366	338	182
Miscellaneous expense	417	330	296
Total expense	849	758	602
Income before income taxes and subsidiaries'undistributed earnings	12,923	27,339	46,101
Income tax benefit	(228)	(276)	(15)
Income before subsidiaries' undistributed earnings	13,151	27,615	46,116
Equity in undistributed earnings of subsidiaries / (excess distributions by subsidiaries over earnings)	14,969	6,462	(6,649)
Net income	$28,120	34,077	39,467

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2009	2008
Cash in subsidiary bank	$12,622	21,870
Investments in subsidiaries	233,501	218,385
Securities available for sale	308	311
Other assets	46	44
Total assets	246,477	240,610
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	799	5,130
Total liabilities	799	5,130
Shareholders' equity	245,678	235,480
Total liabilities and shareholders' equity	$246,477	240,610

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2009	2008	2007

Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$28,120	34,077	39,467
Adjustments to reconcile net income to net cash provided by operating activities:
(Equity in undistributed earnings of subsidiaries) / Excess distributions by subsidiaries over earnings	(14,969)	(6,462)	6,649
Stock based compensation expense	214	193	86
Net loss / (gain) on sales of securities	-	317	(233)
Net change in other assets and accrued expenses	(209)	(817)	1,870
Total adjustments	(14,964)	(6,769)	8,372
Net cash provided by operating activities	13,156	27,308	47,839
Cash flows from investing activities:
Proceeds from sale of securities available for sale	-	8,673	5,143
Purchases of securities available for sale	-	(3,978)	(3,390)
Net cash provided by investing activities	-	4,695	1,753
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	-	8,908	2,116
Dividends paid	(26,313)	(37,028)	(48,051)
Payments to acquire treasury stock	-	(8,164)	(5,908)
Proceeds from sales of treasury stock	3,909	5,971	8,298

Net cash used in financing activities	(22,404)	(30,313)	(43,545)

Net (decrease) increase in cash and cash equivalents	(9,248)	1,690	6,047

Cash and cash equivalents at beginning of year	21,870	20,180	14,133

Cash and cash equivalents at end of year	$12,622	21,870	20,180

Supplemental Information:
(Decrease) / increase in dividends payable	$(3,578)	(3,683)	65
Change in unrealized gain/(loss) on securities available for sale - gross	(3)	525	(824)
Change in deferred tax effect on unrealized loss/(gain) on securities available for sale	2	(209)	329

Branch Locations

New York	Chatham Office	Freemans Bridge Rd. Office
	193 Hudson Avenue	Trustco Center
Airmont Office	Chatham, NY	Glenville, NY
327 Route 59 East	Telephone: (518) 392-0031	Telephone: (518) 344-7510
Airmont, NY
Telephone: (845) 357-2435	Clifton Country Road Office	Glens Falls Office
	7 Clifton Country Rd.	3 Warren Street
Altamont Ave. Office	Clifton Park, NY	Glens Falls, NY
1400 Altamont Ave.	Telephone: (518) 371-5002	Telephone: (518) 798-8131
Schenectady, NY
Telephone: (518) 356-1317	Clifton Park Office	Greenwich Office
	1018 Route 146	131 Main St.
Altamont Ave. West Office	Clifton Park, NY	Greenwich, NY
1900 Altamont Ave.	Telephone: (518) 371-8451	Telephone: (518) 692-2233
Rotterdam, NY
Telephone: (518) 355-1900	Cobleskill Office	Guilderland Office
	RR #3, Rt. 7	3900 Carman Rd.
Ardsley Office	Cobleskill, NY	Schenectady, NY
33-35 Center Street	Telephone: (518) 254-0290	Telephone: (518) 355-4890
Ardsley, NY
Telephone: (914) 693-3254	Colonie Office	Halfmoon Office
	1892 Central Ave.	Country Dollar Plaza
Ballston Spa Office	Colonie Plaza, Colonie, NY	Halfmoon, NY
235 Church Ave.	Telephone: (518) 456-0041	Telephone: (518) 371-0593
Ballston Spa, NY
Telephone: (518) 885-1561	Crestwood Plaza Office	Hartsdale Office
	415 Whitehall Road	220 East Hartsdale Ave.
Bedford Hills Office	Albany, NY	Hartsdale, NY
180 Harris Rd.	Telephone: (518) 482-0693	Telephone: (914) 722-2640
Bedford Hills, NY
Telephone: (914) 666-6230	Delmar Office	Highland Office
	167 Delaware Ave.	3580 Route 9W
Brandywine Office	Delmar, NY	Highland, NY
State St. at Brandywine Ave.	Telephone: (518) 439-9941	Telephone: (845) 691-7023
Schenectady, NY
Telephone: (518) 346-4295	East Greenbush Office	Hoosick Falls Office
	501 Columbia Turnpike	47 Main St.
Briarcliff Manor Office	Rensselaer, NY	Hoosick Falls, NY
64 Route 100	Telephone: (518) 479-7233	Telephone: (518) 686-5352
Briarcliff Manor, NY
Telephone: (914) 762-7133	Elmsford Office	Hudson Office
	100 Clearbrook Rd.	507 Warren St.
Bronxville Office	Elmsford, NY	Hudson, NY
5-7 Park Place	Telephone: (914) 345-1808	Telephone: (518) 828-9434
Bronxville, NY
Telephone: (914) 771-4180	Exit 8/Crescent Rd. Office	Hudson Falls Office
	CVS Plaza	3376 Burgoyne Ave.
Brunswick Office	Clifton Park, NY	Hudson Falls, NY
740 Hoosick Rd.	Telephone: (518) 383-0039	Telephone: (518) 747-0886
Troy, NY
Telephone: (518) 272-0213	Fishkill Office	Lake George Office
	1542 Route 52	4066 Route 9L
Central Ave. Office	Fishkill, NY	Lake George, NY
40 Central Ave.	Telephone: (845) 896-8260	Telephone: (518) 668-2352
Albany, NY
Telephone: (518) 426-7291

Latham Office	Mt. Kisco Office	Queensbury Office
1 Johnson Rd.	222 East Main St.	118 Quaker Rd.
Latham, NY	Mt. Kisco, NY	Suite 9, Queensbury, NY
Telephone: (518) 785-0761	Telephone: (914) 666-2362	Telephone: (518) 798-7226

Loudon Plaza Office	New City Office	Red Hook Office
372 Northern Blvd.	20 Squadron Blvd.	7391 S. Broadway (Rt. 9)
Albany, NY	New City, NY	Red Hook, NY
Telephone: (518) 462-6668	Telephone: (845) 634-4571	Telephone: (845) 752-2224

Madison Ave. Office	New Scotland Office	Rotterdam Office
1084 Madison Ave.	301 New Scotland Ave.	Curry Road Shopping Ctr.
Albany, NY	Albany, NY	Rotterdam, NY
Telephone: (518) 489-4711	Telephone: (518) 438-7838	Telephone: (518) 355-8330

Malta 4 Corners Office	Newton Plaza Office	Rotterdam Square Office
2471 Route 9	602 New Loudon Rd.	93 W. Campbell Rd.
Malta, NY	Latham, NY	Rotterdam, NY
Telephone: (518) 899-1056	Telephone: (518) 786-3687	Telephone: (518) 377-2393

Malta Mall Office	Niskayuna-Woodlawn Office	Route 2 Office — Latham
43 Round Lake Rd.	3461 State St.	201 Troy-Schenectady Rd.
Ballston Lake, NY	Schenectady, NY	Latham, NY
Telephone: (518) 899-1558	Telephone: (518) 377-2264	Telephone: (518) 785-7155

Mamaroneck Office	Northern Pines Road Office	Route 7 Office
190 Boston Post Road	649 Route 9	1156 Troy-Schenectady Rd.
Mamaroneck, NY	Gansevoort, NY	Latham, NY
Telephone: (914) 777-3023	Telephone: (518) 583-2634	Telephone: (518) 785-4744

Mayfair Office	Nyack Office	Saratoga Office
286 Saratoga Rd.	21 Route 59	34 Congress St.
Glenville, NY	Nyack, NY	Saratoga Springs, NY
Telephone: (518) 399-9121	Telephone: (845) 353-2035	Telephone: (518) 587-3500

Mechanicville Office	Peekskill Office	Schaghticoke Office
9 Price Chopper Plaza	20 Welcher Ave.	2 Main St.
Mechanicville, NY	Peekskill, NY	Schaghticoke, NY
Telephone: (518) 664-1059	Telephone: (914) 739-1853	Telephone: (518) 753-6509

Milton Office	Pelham Office	Scotia Office
2 Trieble Ave.	132 Fifth Avenue	123 Mohawk Ave.
Ballston Spa, NY	Pelham, NY	Scotia, NY
Telephone: (518) 885-0498	Telephone: (914) 632-1983	Telephone: (518) 372-9416

Monroe Office	Pomona Office	Sheridan Plaza Office
791 Rt. 17M	1581 Route 202	1350 Gerling St.
Monroe, NY	Pomona, NY	Schenectady, NY
Telephone: (845) 782-1100	Telephone: (845) 354-0176	Telephone: (518) 377-8517

Mont Pleasant Office	Poughkeepsie Office	Slingerlands Office
Crane St. at Main Ave.	2656 South Rd.	1569 New Scotland Avenue
Schenectady, NY	(Route 9)	Slingerlands, NY
Telephone: (518) 346-1267	Poughkeepsie, NY	Telephone: (518) 439-9352
Telephone: (845) 485-6419

South Glens Falls Office	Valatie Office	BeeLine Center Office
Glengate Shopping Plaza	2929 Route 9	10249 S. John Young Pkwy.
133 Saratoga Road, St. 1	Valatie, NY	Suite 101
South Glens Falls, NY	Telephone: (518) 758-2265	Orlando, FL
Telephone: (518) 793-7668		(407) 240-0945
Wappingers Falls Office
State Farm Rd. Office	1490 Route 9	Bradenton Office
2050 Western Ave.	Wappingers Falls, NY	5858 Cortez Rd. West
Guilderland, NY	Telephone: (845) 298-9315	Bradenton, FL
Telephone: (518) 452-6913		Telephone: (941) 792-2604
West Sand Lake Office
State St. Albany Office	3707 NY Rt. 43	Cedar Creek Plaza Office
112 State St.	West Sand Lake, NY	1500 Alafaya Trail
Albany, NY	Telephone: (518) 674-3327	Oviedo, FL
Telephone: (518) 436-9043		Telephone: (407) 359-5991

State St. Schenectady Office	Wilton Mall Office	Clermont Office
320 State St.	Route 50	12305 US Rt. 27 Unit 108
Schenectady, NY	Saratoga Springs, NY	Clermont, FL
Telephone: (518) 377-3311	Telephone: (518) 583-1716	Telephone: (352) 243-2563

Stuyvesant Plaza Office	Wolf Road Office	Colonial Drive Office
Western Ave. at Fuller Rd.	34 Wolf Rd.	4450 East Colonial Dr.
Albany, NY	Albany, NY	Orlando, FL
Telephone: (518) 489-2616	Telephone: (518) 458-7761	Telephone: (407) 895-6393

Tanners Main Office	Wynantskill Office	Curry Ford Road Office
345 Main St.	134-136 Main St., Rt. 66	Shoppes at Andover, Suite 116
Catskill, NY	Wynantskill, NY	3020 Lamberton Boulevard
Telephone: (518) 943-2500	Telephone: (518) 286-2674	Orlando, FL
Telephone: (407) 277-9663
Tanners West Side Office
238 West Bridge St.	Florida	Curry Ford West Office
Catskill, NY	Aloma Office	2826 Curry Ford Road
Telephone: (518) 943-5090	4070 Aloma Avenue	Orlando, FL
	Suite 1000	Telephone: (407) 894-8391
Troy Office	Winter Park, FL
5th Ave. and State St.	Telephone: (407) 677-1969	Davenport Office
Troy, NY		42755 US Highway 27
Telephone: (518) 274-5420	Apollo Beach Office	Suite 600
	205 Apollo Beach Blvd.	Davenport, FL
Union Street East Office	Apollo Beach, FL	(863) 424-9493
1700 Union St.	Telephone: (813) 649-0460
Schenectady, NY		Dean Road Office
Telephone: (518) 382-7511	Apopka Office	3920 Dean Rd.
	1134 N. Rock Springs Rd.	Orlando, FL
Upper Union Street Office	Apopka, FL	Telephone: (407) 657-8001
1620 Union St.	Telephone: (407) 464-7371
Schenectady, NY		Downtown Orlando Office
Telephone: (518) 374-4056	Avalon Park Office	415 East Pine St.
	3662 Avalon Park Blvd. E.	Orlando, FL
Ushers Road Office	Orlando, FL	Telephone: (407) 422-7129
308 Ushers Rd.	(407) 380-2264
Ballston Lake, NY
Telephone: (518) 877-8069

East Colonial Office	Maitland Office	Westwood Plaza Office
12901 East Colonial Drive	9400 US Rt. 17/92	4942 West SR 46
Orlando, FL	Suite 1008	Suite 1050
Telephone: (407) 275-3075	Maitland, FL	Sanford, FL
	Telephone: (407) 332-6071	(407) 321-4925
Englewood Office
29305 S. McCall Road	Orange City Office	Windermere Office
Englewood, FL	902 Saxon Blvd.	2899 Maguire Rd.
(941) 460-0601	Orange City, FL	Windermere, FL
	Telephone: (386) 775-1392	Telephone: (407) 654-0498
Gateway Commons Office
1525 E. Osceola Pkwy.	Osprey Office	Winter Garden Office
Suite 120	1300 South Tamiami Trail	16118 Marsh Road
Kissimmee, FL	Osprey, FL	Winter Garden, FL
(407) 932-0398	Telephone: (941) 918-9380	(407) 654-4609

Goldenrod Road Office	Oviedo Office	Winter Haven Office
7803 E. Colonial Rd., Suite 107	1875 W. County Road 419	7460 Cypress Gardens Blvd.
Orlando, FL	Suite 600	Winter Haven, FL
Telephone: (407) 207-3773	Oviedo, FL	Telephone: (863) 326-1918
Telephone: (407) 365-1145
Lake Mary Office		Venice Office
350 West Lake Mary Blvd.	Pleasant Hill Commons Office 3307 Route 17/92	2057 S. Tamiami Trail
Sanford, FL	Kissimmee, FL	Venice, FL
Telephone: (407) 330-7106	(407) 846-8866	(941) 496-9100

Lake Square Office	Port Orange Office	Villaggio Office
10105 Route 441	3751 Clyde Morris Blvd.	851 SR 434
Leesburg, FL	Port Orange, FL	Winter Springs, FL
Telephone: (352) 323-8147	(386) 322-3730	Telephone: (407) 327-6064

Lee Road Office	Rinehart Road Office	Massachusetts
1084 Lee Rd., Suite 11	1185 Rinehart Road	Allendale Office
Orlando, FL	Sanford, FL	5 Cheshire Rd., Suite 18
Telephone: (407) 532-4211	Telephone: (407) 268-3720	Pittsfield, MA
Telephone: (413) 236-8400
Lee Vista Office	Sarasota Office
8288 Lee Vista Blvd.	2704 Bee Ridge Road	Great Barrington Office
Suite E	Sarasota, FL	320 Stockbridge Rd.
Orlando, FL	Telephone: (941) 929-9451	Great Barrington, MA
(321) 235-5583		Telephone: (413) 644-0054
Shoppes of Sweetwater Office
Leesburg Office	671 N. Hunt Club Road	Lee Office
1330 Citizens Blvd.	Longwood, FL	43 Park St.
Suite 101	(407) 774-1374	Lee, MA
Leesburg, FL		Telephone: (413) 243-4300
Telephone: (352) 365-1305	South Clermont Office
	16908 High Grove Blvd.	Pittsfield Office
Longwood Office	Clermont, FL	1 Dan Fox Drive
1400 West State Rd.	Telephone: (352) 243-9511	Pittsfield, MA
Longwood, FL		Telephone: (413) 442-1330
Telephone (407) 339-3396	Sun City Center
4441 Sun City Center
Sun City Center, FL 33573

Tuskawilla Road Office
1295 Tuskawilla Road
Winter Springs, FL
Telephone: (407) 695-5558

New Jersey	Ramsey Office	Vermont
Northvale Office	385 N. Franklin Turnpike	Bennington Office
220 Livingston Street	Ramsey, NJ	215 North St.
Northvale, NJ	Telephone: (201) 934-1429	Bennington, VT
(201) 750-1501		Telephone: (802) 447-4952

TrustCo Bank Corp NY Officers and Board of Directors

Officers

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

Secretary
Robert M. Leonard

ASSISTANT SECRETARIES
Sharon J. Parvis
Thomas M. Poitras

Board of Directors
Dennis A. De Gennaro
President
Camelot Associates Corporation
Commercial and Residential Construction
Joseph Lucarelli
President
Traditional Builders
Residential Construction
Thomas O. Maggs
President
Maggs & Associates
Insurance Agency
Anthony J. Marinello, M.D., Ph.D.
Physician
Robert A. McCormick
Retired Chairman
TrustCo Bank Corp NY
Robert J. McCormick
Chairman, President and Chief Executive Officer
TrustCo Bank Corp NY
William D. Powers
Partner
Powers & Co., LLC
Consulting
William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS

Lionel O. Barthold
Bernard J. King
Nancy A. McNamara
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry

Trustco Bank Officers

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo
Kevin T. Timmons

BRANCH ADMINISTRATION
Senior Vice President/Florida Regional President
Eric W. Schreck
Vice Presidents
Patrick M. Canavan
John R. George
Assistant Vice Presidents
Amy E. Anderson
Clint Mallard
Takla A. Awad
Officer
Paul D. Matthews

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Sharon J. Parvis
Assistant Vice President
Paul R. Steenburgh
Officers
Daniel Centi
Bradley T. Delarm
James M. Poole

MORTGAGE LOANS
Administrative Vice President
Michael J. Lofrumento

OPERATIONS
Administrative Vice President
Kevin M. Curley
Assistant Vice President
Michael V. Pitnell

PERSONNEL/QUALITYCONTROL/MARKETING/
COMMUNITY RELATIONS/FACILITIES
Administrative Vice President
Robert M. Leonard
Officers
Mary Jean Riley
Michelle Simmonds

TRUST DEPARTMENT
Administrative Vice President
Patrick J. LaPorta, Esq.
Officers
Timothy H. Easley
Michael J. Ewell
Jesse C. Koepp
Richard W. Provost
Kevin Smith

General Information

ANNUAL MEETING

Thursday, May 20, 2010
4:00 PM
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

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write to American Stock Transfer & Trust Company listed as transfer agent at the bottom of this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2009 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, Treasurer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Administrative Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There are approximately 15 thousand shareholders of record of TrustCo common stock.

SUBSIDIARIES:
Trustco Bank	ORE Subsidiary Corp.
Glenville, New York	Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)	ORE Property, Inc.
Trustco Realty Corp	Glenville, New York
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

TRANSFER AGENT
American Stock Transfer & Trust Company
P.O. Box 922
New York, NY 10269
(866) 659-2647

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information
The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE-Alt, NASDAQ) banks and thrifts in SNL's coverage universe.  The index included 529 companies as of February 8, 2010.  A list of the component companies can be obtained by contacting TrustCo.  The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.