Form 10-K, Exhibit 13
period 2010-12-31
TRUSTCO BANK CORP N Y
filed 2011-03-01
CIK 357301

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank, operates 134 community banking offices and 141 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 27 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2010		2009	Percent Change
Income:
Net interest income (Taxable Equivalent)	$128,963		114,029	13.10%
Net Income	29,321		28,120	4.27
Per Share:
Basic earnings	0.381		0.368	3.53
Diluted earnings	0.381		0.368	3.53
Tangible book value	3.31		3.20	3.44
Average Balances:
Assets	3,795,667		3,555,981	6.74
Loans, net	2,320,010		2,203,683	5.28
Deposits	3,403,580		3,193,115	6.59
Shareholders' equity	255,332		239,842	6.46
Financial Ratios:
Return on average assets	0.77%		0.79	(2.53)
Return on average equity	11.48		11.72	(2.05)
Consolidated tier 1 capital to:
Total average assets (leverage)	6.68		6.76	(1.18)
Risk-adjusted assets	12.57		12.04	4.40
Total capital to risk-adjusted assets	13.83		13.30	3.98
Net loans charged off to average loans	0.81		0.45	80.84
Allowance for loan losses to nonperforming loans	0.86	x	0.82	4.88
Efficiency ratio	50.77%		55.18	7.99
Dividend Payout ratio	67.25		80.90	(16.87)

Per Share information of common stock

	Basic	Diluted	Cash	Tangible Book	Range of Stock Price
	Earnings	Earnings	Dividend	Value	High	Low

2010
First quarter	$0.090	0.090	0.0625	3.26	6.57	5.57
Second quarter	0.093	0.093	0.0625	3.31	7.15	5.60
Third quarter	0.109	0.109	0.0656	3.39	5.92	5.21
Fourth quarter	0.090	0.090	0.0656	3.31	6.57	5.34

2009
First quarter	$0.083	0.083	0.1100	3.11	9.71	4.85
Second quarter	0.070	0.070	0.0625	3.11	7.06	5.42
Third quarter	0.103	0.103	0.0625	3.19	6.66	5.54
Fourth quarter	0.111	0.111	0.0625	3.20	6.51	5.63

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Average Balances, Yields and Net Interest Margins	17

Glossary of Terms	33-34

Management’s Report on Internal Control Over Financial Reporting	35

Reports of Independent Registered Public Accounting Firm	36

Consolidated Financial Statements and Notes	37

Branch Locations	72 – 76

Officers and Board of Directors	77

General Information	78

Share Price Information	79 – 80

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President's Message

Dear Fellow Shareholders,

I do not think we have to tell you that 2010 was an interesting year. As a matter of fact, we have been through a series of challenging years. We also do not plan to bore or depress you with talk of under/unemployment, rate environments, real estate values, or the recession in general.

We are here to tell you that our Company had another solid year.  Our net income rose over 4 % to $29.3 million.  We are very proud of our performance and believe the future is very bright.  We should note that TrustCo has been profitable for over 100 years; a very admirable record.

One of the only disappointments we have had is our stock price. We believe our price does not accurately reflect the true franchise value of our Company.  While we are well off our lows, the price has been slow to recover.  Our hope is, with continued improvement in our performance, the market will recognize our Company is more of a value.

The dividend becomes more important as we wait for increases in our market capitalization.  We have always had a philosophy to pay out as much excess income as we can to our shareholders.  That is why in 2010 we increased our dividend by 5 percent to $0.2625 per share.  We have paid a dividend to our shareholders for more than 100 years; another very admirable record.

Those of you who track our new branch openings will note we only opened 3 in 2010.  Continuing that theme, we have very little new branch activity planned for 2011.  Please remember we hope to have at least a few branch openings each year.

Our primary objective is to continue raising the performance profile of the Bank.  The way to do that is through profitable growth.  The growth of our Bank was solid in 2010, average loans and deposits both showed significant increases.  Loans were up 5.3% with deposits up 6.6% compared to 2009.  These increases were particularly impressive because it was achieved with an expansion of our net interest margin  to 3.5% for 2010.

We are one of the most profitable bank’s in the country.  Our performance ratios showed great results in 2010. We were especially pleased to see our efficiency ratio around 50% and our return on equity at around 11.5%, both with an improving outlook.  We are well aware of our capital ratios, it has always been our policy to stay well capitalized and have a liquid balance sheet. We also realize there could be changes coming in this area. Our past performance and structure has helped us during these times.

President’s Message (continued)

We are a community-minded organization and receive many awards each year.
•	7th Best Bank in the Country-US Banker, August 2010
•	Top 1% in Audit Integrity (out of 8,000 publicly traded companies covered), April 2010
•	Top 13 Bank Nationally-ABA Journal, May 2010
•	Top 15 Bank Nationally -SNL Thrift Investor, June 2010
•	Top 30 Bank Nationally-Bank Director Magazine, February 2010
•	Capital District Business Review, Ranked number one in New Mortgage Production
•	Orlando Business Journal, placed us in the Top 25 for mortgage production.

These awards are a direct result of a caring and very competent staff and a supportive Board of Directors.

We congratulate Mr. Leonard, Mr. Lofrumento, Mr. Ozimek, and Ms. Riley who were promoted this year.  We mourn the loss of Tim Easley, who passed away this year.

As we look at 2011 there will certainly be regulatory issues to deal with.  Our primary regulator will merge with the Office of the Controller of the Currency.  We are ever mindful of changes that may come as a result of Dodd-Frank and Basel III.

We had a very good 2010 and look forward to solid 2011.  We are prepared for whatever may come up and committed to a great company for many years to come.

On behalf of the Board of Directors and employees, we thank you for your support.

Sincerely,

/s/ Robert J. McCormick
Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (“Company”, or “TrustCo”), during 2010 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2010 should be read in conjunction with this review. Reclassifications are made where necessary to conform with the current year’s presentation.

The operating environment during 2010 remained mixed. In general, financial markets were relatively strong, with gains in equities and most classes of fixed income securities. Corporate earnings improved and markets showed the ability to recover from adversity, unlike the environment that prevailed during parts of 2007, 2008 and 2009. However, the underlying economy of the United States and many other nations continued to face many significant challenges. The economic recession that the United States endured technically ended in 2009 but key measures of the health of the economy remain at troubling levels and have failed to show any real progress. High unemployment levels and stagnant or declining real estate values are prime examples of the major issues that overhang the economy. Residential mortgage loans, particularly the higher risk types of products popular prior to the financial crisis, continue to be a source of significant concern, with high levels of delinquencies, defaults and foreclosures. One result of this has been a lengthening in the time between the initiation of foreclosure and the lender actually being able to resolve the problem. The economic recession continued to cause failures of a relatively large number of banks during 2010. In a broader sense, the unprecedented intervention by governments in markets and attempts to stimulate the economy have led to very large fiscal deficits for the United States and other nations, which will have long term consequences. The sharp easing of monetary policy during 2007-2008 and some of the market interventions have yet to be unwound, while some have actually grown. Finally, the impact of regulatory changes that have been enacted has only partly been felt at this point, and will continue to impact the banking industry going forward.

TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice. TrustCo has not engaged in the types of high risk loans and investments that have led to the widely reported problems in the industry. A number of major competitors of the Company were severely impacted by these issues. While we continue to adhere to prudent underwriting standards, as a lender we may be adversely impacted by general economic weaknesses and by the downturn in the housing market in the areas we serve.

Overview

TrustCo recorded net income of $29.3 million or $0.381 of diluted earnings per share for the year ended December 31, 2010, compared to $28.1 million or $0.368 of diluted earnings per share for the year ended December 31, 2009. This represents an increase of 4.3% in net income between 2009 and 2010.

During 2010, the following had a significant effect on net income:

•
an increase of $14.9 million in taxable equivalent net interest income compared to 2009, resulting from an increase in the average balance of interest earning assets of $219.3 million, an increase in interest bearing liabilities of $237.9 million and an increase of 23 basis points (“bp”) in the net interest margin,

•	an increase in the provision for loan losses from $11.3 million in 2009 to $23.2 million in 2010,
•	the recognition of net gains on securities transactions of $3.4 million in 2010 compared to net securities gains of $1.8 million recorded in 2009, and
•	an increase of $2.4 million in total noninterest expense from $76.6 million in 2009 to $79.0 million in 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2010 and 2009, including:

•
return on average equity of 11.48% for 2010 and 11.72% for 2009, compared to 4.84% in 2010 and 3.16% in 2009 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion,

•	return on average assets of 0.77% for 2010 and 0.79% for 2009, compared to the peer group levels of 0.58% in 2010 and 0.38 % in 2009, and
•	an efficiency ratio of 50.77% for 2010 and 55.18% for 2009, compared to the peer group levels of 61.50% in 2010 and 61.47% in 2009.

During 2010, TrustCo’s results were positively affected, on an overall basis, by the growth of low-cost core deposts and the interest rate environment. The low short-term rate environment prevailing throughout 2010, coupled with slightly diminished competition, allowed the Company to reduce rates paid on its deposit products, particularly time deposits. This resulted in a lower cost of funds for the Company, which more than offset diminished yields in its securities portfolios and on its federal funds and other short term investments. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities and securities with call provisions. The lower rate environment that prevailed during the year resulted in maturing and called securities being reinvested at lower yields. The Federal Reserve Bank’s (“FRB”) significant easing during 2007-2008 and other government attempts to restrain interest rates, along with the weak economy, were key drivers of the rate environment during 2010. The 2007-2008 easing included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2009 and 2010 and continues to be in place at this time. Although government actions designed to constrain longer term rates have continued, longer term rates generally trended up during the latter part of 2010, resulting in a more positively sloped yield curve. The 10 year treasury yield, for example, increased from a low point of 2.41% early in the fourth quarter of 2010 to 3.30% at December 31, 2010. A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The increase in the provision for loan losses from $11.3 million in 2009 to $23.2 million in 2010 negatively affected net income. The increasing provision reflects the increase in the size of the Company’s loan portfolio, economic conditions and an increase in nonperforming assets. Consistent with the increased provision, net charge-offs also increased, from $9.9 million in 2009 to $18.9 million in 2010.

TrustCo completed its major expansion program during 2010. Two new branches were added to the franchise, bringing the total to 133 at year-end. Although the specific expansion program is complete, the Company typically opens new offices each year, filling in or extending one of the existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. All new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began, including those opened in 2010, have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Typically, new bank branches continue to grow for years after being opened. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The completion of the major expansion is expected to reduce the rate of growth in non-interest expenses. Revenue growth is expected to continue, as these branches typically add new customers and increase penetration with existing customers for a number of years after coming online.

TrustCo’s operations focus on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Overall, 2010 was marked by growth in the two key drivers of the Company’s long-term performance, deposits and loans. Deposits ended 2010 at $3.55 billion, an increase of $248.9 million or 7.5% from the prior year, and the loan portfolio grew to a total of $2.36 billion, an increase of $73.7 million or 3.2% over the 2009 year end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 97.2% of average total assets for 2010, compared to 97.6% for 2009.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As previously noted, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range has remained at that level ever since.

Also as noted previously, the yield on longer term financial instruments, including the 10 year Treasury bond rate, generally trended up in the latter part of 2010. Despite the Federal Funds rate remaining near zero, the yield on the 10 year Treasury increased almost 90 basis points during the fourth quarter of 2010, from 2.41% to 3.30%. The rate on the 10 year treasury bond and other long-term interest rates has a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market rates also generally increase the value of retail deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2010, while deposit costs, as noted, declined through most of the year.

Earning Assets

Average earning assets during 2010 were $3.69 billion, which was an increase of $219.3 million from the prior year. This increase was the result of growth in the average balance of net loans by $116.3 million, a $257.4 million decrease in held-to-maturity securities, a $248.3 million increase in securities available for sale, and a $126.7 million increase in Federal Funds sold and other short-term investments between year-end 2009 and 2010. The increase in the loan portfolio is primarily the result of an increase in real estate loans. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs and changes in competitive conditions as a result of the market disruptions that occurred during the year.

Total average assets were $3.80 billion for 2010 and $3.56 billion for 2009.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

MIX OF AVERAGE EARNING ASSETS

(dollars in Thousands)

				2010	2009	Components of
				vs.	vs.	Total Earning Assets
	2010	2009	2008	2009	2008	2010	2009	2008
Loans, net	$2,320,010	2,203,683	2,023,548	116,327	180,135	62.9%	63.7	60.6
Trading securities:
U.S. government sponsored enterprises	-	13,783	259,081	(13,783)	(245,298)	-	0.4	7.8
State and political subdivisions	-	786	4,018	(786)	(3,232)	-	-	0.1
Total trading securities	-	14,569	263,099	(14,569)	(248,530)	-	0.4	7.9
Securities available for sale:
U.S. Treasuries and agencies	-	667	1,761	(667)	(1,094)	-	-	0.1
U.S. government sponsored enterprises	516,806	289,658	287,908	227,148	1,750	14.0	8.3	8.6
State and political subdivisions	80,468	98,875	113,014	(18,407)	(14,139)	2.2	2.8	3.4
Mortgage-backed securities and collateralized mortgage obligations	78,618	128,690	147,758	(50,072)	(19,068)	2.1	3.7	4.4
Corporate bonds	103,728	13,727	-	90,001	13,727	2.8	0.4	-
Other	7,694	7,405	9,918	289	(2,513)	0.2	0.2	0.3
Total securities available for sale	787,314	539,022	560,359	248,292	(21,337)	21.3	15.4	16.8
Held-to-maturity securities:
U.S. government sponsored enterprises	20,622	269,832	77,484	(249,210)	192,348	0.6	7.8	2.3
Mortgage-backed securities	154,501	162,527	-	(8,026)	162,527	4.2	4.7	-
Corporate bonds	70,068	70,247	26,899	(179)	43,348	1.9	2.0	0.8
Total held-to-maturity securities	245,191	502,606	104,383	(257,415)	398,223	6.7	14.5	3.1
Federal funds sold and other short-term investments	336,572	209,881	388,230	126,691	(178,349)	9.1	6.0	11.6
Total earning assets	$3,689,087	3,469,761	3,339,619	219,326	130,142	100.0%	100.0	100.0

The average balances of securities available for sale are presented using amortized cost for these securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)
Loans

Average net loans increased $116.3 million during 2010 to $2.32 billion. Interest income on the loan portfolio also increased to $128.2 million in 2010 from $125.2 million in 2009. The average yield declined 16 basis points to 5.52% in 2010 compared to 2009.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$258,223	11.0%	$275,280	12.1%	$285,785	13.2%
Real estate - construction	14,628	0.6	16,162	0.7	24,784	1.1
Real estate - mortgage	1,786,444	75.8	1,707,951	74.8	1,596,054	73.8
Home equity lines of credit	291,287	12.4	277,306	12.2	250,849	11.6
Installment loans	4,683	0.2	4,837	0.2	5,866	0.3
Total loans	2,355,265	100.0%	2,281,536	100.0%	2,163,338	100.0%
Less: Allowance for loan losses	41,911		37,591		36,149
Net loans (1)	$2,313,354		$2,243,945		$2,127,189

	Average Balances
	2010		2009		2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$261,621	11.3%	$281,254	12.8%	$267,047	13.2%	$253,506	13.7%	$221,527	13.7%
Real estate - construction	12,971	0.6	16,121	0.7	31,650	1.6	29,692	1.6	21,784	1.4
Real estate - mortgage	1,755,791	75.6	1,636,833	74.3	1,486,529	73.4	1,327,461	71.7	1,144,378	71.1
Home equity lines of credit	285,416	12.3	264,754	12.0	232,927	11.5	235,904	12.7	218,297	13.5
Installment loans	4,211	0.2	4,721	0.2	5,395	0.3	5,747	0.3	5,369	0.3
Total loans	2,320,010	100.0%	2,203,683	100.0%	2,023,548	100.0%	1,852,310	100.0%	1,611,355	100.0%
Less: Allowance for loan losses	40,846		36,521		34,833		34,939		35,538
Net loans (1)	$2,279,164		$2,167,162		$1,988,715		$1,817,371		$1,575,817

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan decisions were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.64 billion in 2009 and $1.76 billion in 2010. Income on real estate loans increased to $101.6 million in 2010 from $97.9 million in 2009. The yield on the portfolio decreased from 5.94% for 2009 to 5.75% in 2010 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2010 were $1.80 billion compared to $1.72 billion at year end 2009, an increase of $79.9 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Average commercial loans of $261.6 million in 2010 decreased by $19.6 million from $281.3 million in 2009. The average yield on the commercial loan portfolio decreased to 5.91% for 2010 from 5.94% in 2009 as a result of declining market rates. This resulted in interest income on commercial loans of $15.5 million in 2010 and $17.1 million in 2009.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be intense in the Bank’s market regions although the dislocations of recent years has resulted in some competitors exiting the business or scaling back their efforts. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts and other financial services companies.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Market conditions in the central Florida market area remained difficult in 2010. While that has had an impact on all lenders in the area, the impact on TrustCo has been mitigated by the limited size of the Company’s portfolio in that market and by adherence to strong underwriting criteria.

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2010, the average balance of home equity credit lines was $285.4 million, an increase from $264.8 million in 2009. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was virtually unchanged; 3.66% for 2010 and 3.63% in 2009. This is consistent with its prime rate index which has remained at 3.25% since December 16, 2008. This resulted in interest income on home equity credit lines of $10.4 million in 2010, compared to $9.6 million in 2009.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2010
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$90,588	89,815	77,820	258,223
Real estate construction	14,628	-	-	14,628
Total	105,216	89,815	77,820	272,851
Predetermined rates	38,691	89,815	77,820	206,326
Floating rates	66,525	-	-	66,525
Total	$105,216	89,815	77,820	272,851

The average balance of net installment loans decreased to $4.2 million in 2010 from $4.7 million in 2009. The yield on installment loans increased to 15.03% in 2010 from 14.76% in 2009, resulting in interest income of $633 thousand for 2010 and $697 thousand for 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2010		2009		2008
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Trading securities(1):
U. S. government sponsored enterprises	$-	-	-	-	115,273	115,273
State and political subdivisions	-	-	-	-	1,053	1,053
Total trading securities	-	-	-	-	116,326	116,326
Securities available for sale:
U. S. government sponsored enterprises	625,399	614,886	528,665	523,483	424,514	426,078
State and political subdivisions	79,038	79,764	90,664	93,215	102,587	105,137
Mortgage backed securities and collateralized mortgage obligations	73,384	73,567	104,760	104,901	141,579	137,918
Corporate bonds	115,274	115,504	81,989	81,445	-	-
Other	650	650	650	650	650	650
Total debt securities available for sale	893,745	884,371	806,728	803,694	669,330	669,783
Equity securities	7,183	7,230	6,632	6,671	6,178	6,219
Total securities available for sale	900,928	891,601	813,360	810,365	675,508	676,002
Held to maturity securities:
U. S. government sponsored enterprises	-	-	99,251	99,179	214,851	215,776
Mortgage backed securities	122,654	128,746	196,379	198,600	-	-
Corporate bonds	69,058	71,460	79,241	81,783	49,838	49,365
Total held to maturity securities	191,712	200,206	374,871	379,562	264,689	265,141
Total investment securities	$1,092,640	1,091,807	1,188,231	1,189,927	1,056,523	1,057,469

(1)	Amortized cost equals fair value.

Securities

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States Government agencies or sponsored enterprises.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2010 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2010, the Company has the intent and ability to hold these securities until market recovery or until maturity, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2010 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2010, securities available for sale amounted to $891.6 million at fair value, compared to $810.4 million at year end 2009. For 2010, the average balance of securities available for sale as $787.3 million with an average yield of 3.30%, compared to an average balance in 2009 of $539.0 million with an average yield of 3.80%. The taxable equivalent income earned on the securities portfolio in 2010 was $26.0 million, compared to $21.2 million earned in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2010, the fair value of TrustCo’s portfolio of securities available for sale carried unrealized gains of approximately $3.0 million and unrealized losses of approximately $12.3 million.  At December 31, 2009, the fair value of the company’s portfolio of securities available for sale carried unrealized gains of approximately $5.2 million and unrealized losses of approximately $8.2 million.

Trading Securities: There were no trading securities at either December 31, 2010 or December 31, 2009, as the trading securities portfolio had been reduced to zero as a result of maturities and calls during 2009 and no subsequent additions were made to the portfolio. As a result, for 2010, there is no average balance of trading securities, while the average balance for 2009 was $14.6 million with an average yield of 3.02%. The taxable equivalent income earned on the trading securities portfolio was zero in 2010 and $440 thousand in 2009. Trading securities are recorded at their fair value with the current period change in fair value recorded as a net gain or loss on the Consolidated Statement of Income.

Held to Maturity Securities: At December 31, 2010 the Company held $191.7 million of held to maturity securities, compared to $374.9 million at December 31, 2009. For 2010, the average balance of held to maturity securities was $245.2 million, compared to $502.6 million in 2009. The average yield on held to maturity securities increased from 2.87% in 2009 to 3.63% in 2010. Interest income on held to maturity securities declined from $14.4 million in 2009 to $8.9 million in 2010, reflecting the decline in average balances, which more than offset the improved yields. Higher yields were due to the effect of lower yielding securities that were called or matured in 2010.  Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2010 was $200.2 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2010, the Company has the intent and ability to hold these securities until maturity. At December 31, 2010 there were no securities in this portfolio that had fair values that were less than the amortized cost.

Securities Gains & Losses: During 2010, TrustCo recognized approximately $3.4 million of net gains from securities transactions, compared to net gains of $1.8 million in 2009. In addition, the Company recognized net trading losses of $350 thousand in 2009.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

The following table represents debt securities portfolios distributed by maturity.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2010
	Maturing:
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$3,002	225,933	396,464	-	625,399
Fair Value	3,008	223,693	388,185	-	614,886
Weighted average yield	1.05%	1.74	1.93	-	1.86
State and political subdivisions
Amortized cost	$14,759	10,425	12,104	41,750	79,038
Fair Value	14,957	10,218	12,313	42,276	79,764
Weighted average yield	3.58%	2.44	5.03	4.77	4.28
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$1,472	60,507	10,558	847	73,384
Fair Value	1,491	60,813	10,459	804	73,567
Weighted average yield	5.07%	3.31	3.72	6.93	3.44
Corporate bonds
Amortized cost	$500	59,911	54,863	-	115,274
Fair Value	499	60,356	54,649	-	115,504
Weighted average yield	1.50%	3.50	4.49	-	3.96
Other
Amortized cost	-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.94	-	-	2.94
Total securities available for sale
Amortized cost	$19,733	357,426	473,989	42,597	893,745
Fair Value	19,955	355,730	465,606	43,080	884,371
Weighted average yield	3.25%	2.32	2.35	4.81	2.47

Held to maturity securities:
Mortgage-backed securities
Amortized cost	$-	122,654	-	-	122,654
Fair Value	-	128,746	-	-	128,746
Weighted average yield	-%	4.30	-	-	4.30
Corporate bonds
Amortized cost	$20,006	39,153	9,899	-	69,058
Fair Value	20,138	40,842	10,480	-	71,460
Weighted average yield	4.79%	4.14	6.18	-	4.62
Total held to maturity securities
Amortized cost	$20,006	161,807	9,899	-	191,712
Fair Value	20,138	169,588	10,480	-	200,206
Weighted average yield	4.79%	4.26	6.18	-	4.42
__________________
Weighted average yields have not been adjusted for any tax-equivalent factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2010. Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. At year-end 2010, none of the securities in the held to maturity portfolio contained call provisions. The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION
Debt securities available for sale:

(dollars in thousands)	As of December 31, 2010
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$19,733	19,955	662,316	652,285
1 to 5 years	357,426	355,730	160,081	161,021
5 to 10 years	473,989	465,606	68,355	68,079
After 10 years	42,597	43,080	2,993	2,986
Total debt securities available for sale	$893,745	884,371	893,745	884,371

Held to maturity securities:
(dollars in thousands)	As of December 31, 2010
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$20,006	20,138	20,006	20,138
1 to 5 years	161,807	169,588	161,807	169,588
5 to 10 years	9,899	10,480	9,899	10,480
Total held to maturity securities	$191,712	200,206	191,712	200,206

Federal Funds Sold and Other Short-term Investments

During 2010, the average balance of Federal Funds sold and other short-term investments was $336.6 million, an increase from $209.9 million in 2009. The average rate earned on these assets was 0.27% in 2010 and 1.04% in 2009. The decline in average rate reflects the full year impact of the reduction in the Federal Funds target rate as well as rates available on alternative short-term investments. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds target rate set by the Federal Open Market Committee (FOMC) did not change during 2010. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

The year end balance of Federal Funds sold and other short term investments was $400.2 million for 2010 compared to $100.6 million for year end 2009. Yields on investment securities with acceptable risk characteristics were insufficient at points during 2010 to justify significant investing despite the low returns on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2011 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.
Deposits: Average total deposits (including time deposits greater than $100 thousand) were $3.40 billion in 2010, compared to $3.19 billion in 2009, an increase of $210.5 million. Increases in deposit categories included: interest-bearing checking deposits up $51.0 million, savings up $73.8 million and money market up $187.6 million, partly offset by a decline of $73.1 million in time deposits under $100 thousand, $16.5 million in time deposits over $100 thousand and a decline of $12.3 million in demand deposits. Changes in balances by type of deposit primarily reflect shifts in consumer demand and not any specific changes in pricing strategy. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in Thousands)				2010 vs.	2009 vs.	Components of Total Funding
	2010	2009	2008	2009	2008	2010	2009	2008
Demand deposits	$248,564	260,827	257,452	(12,263)	3,375	7.1%	7.9	8.1
Retail deposits
Savings	715,155	641,377	612,247	73,778	29,130	20.3	19.5	19.4
Time deposits under $100 thousand	1,045,749	1,118,811	1,156,355	(73,062)	(37,544)	29.7	33.9	36.6
Interest bearing checking accounts	415,590	364,638	301,976	50,952	62,662	11.8	11.1	9.5
Money market deposits	517,669	330,111	310,468	187,558	19,643	14.7	10.0	9.8
Total retail deposits	2,694,163	2,454,937	2,381,046	239,226	73,891	76.5	74.5	75.3
Total core deposits	2,942,727	2,715,764	2,638,498	226,963	77,266	83.6	82.4	83.4
Time deposits over $100 thousand	460,853	477,351	426,087	(16,498)	51,264	13.0	14.4	13.5
Short-term borrowings	119,213	104,033	97,472	15,180	6,561	3.4	3.2	3.1
Long-term debt	-	-	12	-	(12)	-	-	-
Total purchased liabilities	580,066	581,384	523,571	(1,318)	57,813	16.4	17.6	16.6
Total sources of funding	$3,522,793	3,297,148	3,162,069	225,645	135,079	100.0%	100.0	100.0

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS
(dollars in thousands)	2010			2009			2008
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$2,320,010	128,181	5.52%	2,203,683	125,232	5.68%	2,023,548	123,226	6.09%

Trading securities:
U.S. government sponsored enterprises	-	-	-	13,783	405	2.94	259,081	9,376	3.62
State and political subdivisions	-	-	-	786	35	4.42	4,018	124	3.06
Total trading securities	-	-	-	14,569	440	3.02	263,099	9,500	3.61
Securities available for sale:
U.S. treasuries and agencies	-	-	-	667	13	1.90	1,761	36	2.06
U.S. government sponsored enterprises	516,806	12,455	2.41	289,658	7,812	2.70	287,908	13,461	4.68
State and political subdivisions	80,468	5,336	6.63	98,875	6,350	6.42	113,014	7,559	6.69
Mortgage backed securities and collateralized mortgage obligations	78,618	3,282	4.17	128,690	5,976	4.64	147,758	6,886	4.66
Corporate bonds	103,728	4,488	4.33	13,727	694	5.06	-	-	-
Other	7,694	411	5.34	7,405	345	4.66	9,918	503	5.08
Total securities available for sale	787,314	25,972	3.30	539,022	21,190	3.80	560,359	28,445	5.08
Held to maturity securities:
U.S. government sponsored enterprises	20,622	487	2.36	269,832	6,468	2.40	77,484	2,401	3.10
Mortgage backed securities	154,501	5,163	3.34	162,527	4,815	2.96	-	-	-
Corporate bonds	70,068	3,249	4.64	70,247	3,147	4.48	26,899	1,253	4.66
Total held to maturity securities	245,191	8,899	3.63	502,606	14,430	2.87	104,383	3,654	3.50
Federal funds sold and other short-term investments	336,572	909	0.27	209,881	2,188	1.04	388,230	8,771	2.26
Total interest earning assets	3,689,087	163,961	4.45%	3,469,761	163,480	4.69%	3,339,619	173,596	5.20
Allowance for loan losses	(40,846)			(36,521)			(34,833)
Cash and noninterest earning assets	147,426			122,741			117,128
Total assets	$3,795,667			3,555,981			3,421,914
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$415,590	595	0.14	364,638	695	0.19	301,976	744	0.25
Savings	715,155	3,356	0.47	641,377	3,068	0.48	612,247	4,018	0.66
Time deposits and money markets	2,024,271	29,271	1.45	1,926,273	43,980	2.28	1,892,910	67,322	3.56
Total interest bearing deposits	3,155,016	33,222	1.05	2,932,288	47,743	1.63	2,807,133	72,084	2.57
Short-term borrowings	119,213	1,776	1.49	104,033	1,708	1.63	97,472	1,971	2.02
Long-term debt	-	-	-	-	-	-	12	1	5.22
Total interest bearing liabilities	3,274,229	34,998	1.07%	3,036,321	49,451	1.63%	2,904,617	74,056	2.55%
Demand deposits	248,564			260,827			257,452
Other liabilities	17,542			18,991			21,145
Shareholders' equity	255,332			239,842			238,700
Total liabilities and shareholders' equity	$3,795,667			3,555,981			3,421,914
Net interest income		128,963			114,029			99,540
Taxable equivalent adjustment		(1,838)			(2,120)			(2,677)
Net interest income		127,125			111,909			96,863
Net interest spread			3.38%			3.06%			2.65%
Net interest margin (net interest income to total interest earnings assets)			3.50			3.27			2.98

Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2010, 2009, and 2008. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders' equity is $1.7 million, $2.1 million, and $(1.5) million in 2010, 2009, and 2008, respectively, of net unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

The overall cost of interest bearing deposits was 1.05% in 2010 compared to 1.63% in 2009. The increase in the average balance of interest bearing deposits,was more than offset by the 58 basis point decrease in the average cost, which resulted in a decrease of approximately $14.5 million in interest expense on deposits to $33.2 million in 2010.

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

Other funding sources: The Company had $119.2 million of average short-term borrowings outstanding during 2010 compared to $104.0 million in 2009. The average cost of short-term borrowings was 1.49% in 2010 and 1.63% in 2009. This resulted in interest expense of approximately $1.8 million in 2010 and $1.7 million in 2009 .

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2010	2009	2008	2007	2006
Individuals, Partnerships and corporations	$3,387,976	$3,175,136	3,047,460	2,930,448	2,609,596
U.S. Government	5	2	9	14	19
States and political subdivisions	894	1,036	1,618	1,542	4,585
Other (certified and official checks, etc.)	14,705	16,941	15,498	13,638	14,138
Total average deposits by type of depositor	$3,403,580	$3,193,115	3,064,585	2,945,642	2,628,338

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)
As of December 31, 2010
Under 3 months	$119,178
3 to 6 months	57,174
6 to 12 months	215,299
Over 12 months	65,186
Total	$456,837

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

VOLUME AND YIELD ANALYSIS
(dollars in thousands)	2010 vs. 2009			2009 vs. 2008
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$(1,279)	877	(2,156)	(6,582)	(3,026)	(3,556)
Trading securities (taxable)	(440)	(440)	-	(9,060)	(7,614)	(1,446)
Securities available for sale:
Taxable	5,796	7,334	(1,538)	(6,046)	(59)	(5,987)
Tax-exempt	(1,014)	(1,216)	202	(1,209)	(914)	(295)
Total securities available for sale	4,782	6,118	(1,336)	(7,255)	(973)	(6,282)
Held to maturity securities (taxable)	(5,531)	(6,130)	599	10,775	11,480	(705)
Loans, net	2,949	6,174	(3,225)	2,006	10,359	(8,353)
Total interest income	481	6,599	(6,118)	(10,116)	10,226	(20,342)

Interest expense:
Interest bearing checking accounts	(100)	92	(192)	(49)	145	(194)
Savings	288	352	(64)	(950)	186	(1,136)
Time deposits and money markets	(14,709)	(60)	(14,649)	(23,343)	870	(24,213)
Short-term borrowings	68	226	(158)	(262)	129	(391)
Long-term debt	-	-	-	(1)	(1)	-
Total interest expense	(14,453)	610	(15,063)	(24,605)	1,329	(25,934)
Net interest income (TE)	$14,934	5,989	8,945	14,489	8,897	5,592

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

A basic element of TrustCo’s operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 67.3% of net income in 2010 and 80.9% of net income in 2009. The per share dividend paid in 2010 was $0.256 compared to dividends per share of $0.298 in 2009.

TrustCo’s Tier 1 capital was 12.57% of risk-adjusted assets at December 31, 2010, and 12.04% of risk-adjusted assets at December 31, 2009. Tier 1 capital to quarterly average assets at December 31, 2010 was 6.68%, as compared to 6.76% at year end 2009.

At December 31, 2010 and 2009, Trustco Bank met its regulator’s definition of a well capitalized institution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Asset Allocation Committee. The Committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to Board-established guidelines to control exposures to various types of risk.

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

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2010 and 2009 totaled $56.2 million and $55.1 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 2.07% in 2010 and 2.02% in 2009.

NONPERFORMING ASSETS
(dollars in thousands)	As of December 31,
	2010		2009	2008	2007	2006
Loans in nonaccrual status	$48,478		45,632	32,700	12,065	5,713
Loans contractually past due 3 payments or more and still accruing interest	-		-	594	19	211
Restructured retail loans	336		400	598	640	1,189
Total nonperforming loans	48,814		46,032	33,892	12,724	7,113
Foreclosed real estate	7,416		9,019	1,832	293	92
Total nonperforming assets	$56,230		55,051	35,724	13,017	7,205
Allowance for loan losses	$41,911		37,591	36,149	34,651	35,616
Allowance coverage of nonperforming loans	0.86	x	0.82	1.07	2.72	5.01
Nonperforming loans as a % of total loans	2.07%		2.02	1.57	0.66	0.40
Nonperforming assets as a % of total assets	1.42		1.50	1.02	0.39	0.23

Included in nonperforming loans at year end 2010 were $48.5 million of loans in nonaccrual status as compared to $45.6 million at year end 2009. There were no loans past due three payments or more and still accruing interest at year end 2010 or year end 2009. The increase in nonperforming loans from 2009 to 2010 primarily reflects softening economic conditions. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have all been cornerstones of the operating philosophy of TrustCo.

At December 31, 2010, nonperforming loans include a mix of commercial and residential loans. Of the total nonperforming loans of $48.8 million, $34.8 million were residential real estate loans and $14.0 million were commercial mortgages and loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2010, 91.8% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn and turmoil in the financial markets, but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 8.2% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas have seen more of an impact from the economic downturn. At December 31, 2010, 44.4% of nonperforming loans were in Florida, with the balance in the Company’s New York area markets. Even though there has been deterioration in the Florida portfolio, the Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio.  At December 31, 2010 nonperforming Florida loans amounted to $21.7 million compared to $28.2 million at December 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2010, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

There were $14.0 million of nonaccrual commercial mortgages and loans classified as impaired as of December 31, 2010 and $11.7 as of December 31, 2009. The average balances of all impaired loans were $13.6 million during 2010, $12.8 million in 2009 and $5.8 million in 2008.

As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2010, there was no allowance for loan losses allocated to these loans. The Company recognized approximately $48 thousand of interest income on these loans in 2010, $55 thousand in 2009 and $82 thousand in 2008.

At year end 2010 there was $7.4 million of foreclosed real estate as compared to $9.0 million in 2009.

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

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off and recovery data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

•	the magnitude, nature and trends of recent loan charge-offs and recoveries,
•	the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s market territories, and
•	the economic environment in the Upstate New York territory primarily (the Company’s largest geographical market) over the last several years, as well as in the Company’s other market areas.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Management continues to monitor these trends in determining future provisions for loan losses in relation to loan charge offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2010 and 2009 were $19.9 million and $11.0 million, respectively. The increase in charge-offs came in both the residential and commercial segments of the portfolio, with the former increasing by $5.6 million and the latter by $3.2 million from 2009 to 2010. The increased charge-offs on both segments reflected economic and market changes. 79.6% and 85.9% of the charge-offs for 2010 and 2009, respectively, were associated with properties in the Florida region, which is consistent with the decline in real estate values in that area. During 2010, 73.6% of charge-offs were on residential real estate loans, 25.6% were on commercial loans and 0.8% were on installment loans, compared to a mix of 16.8% commercial, 81.7% real estate (including home equity products) and 1.5% installment in 2009. Recoveries were $1.0 million in 2010 and $1.1 million in 2009. The Company recorded a $23.2 million provision for loan losses in 2010 compared to $11.3 million in 2009. The increase in the provision for loan losses in 2010 was primarily related to the increase in net charge-offs, continued growth in the total loan portfolio, higher nonperforming loan levels and general weakness in the national and regional economy.

The allowance for loan losses increased from $37.6 million at December 31, 2009, or 1.65% of total loans at that date, to $41.9 million at December 31, 2010, or 1.78% of total loans at that date.

In 2010, the Company experienced another year of significant loan growth, originated using the Bank’s sound underwriting decision making. The $73.7 million of growth in the Company’s gross loan portfolio from December 31, 2009 to December 31, 2010 was primarily in the New York area. Newly originated loans generally require a lower level of allowance for loan losses.

Management believes that the allowance for loan losses is adequate at December 31, 2010 and 2009. The increase in the level of allowance for loan losses relative to total loans at December 31, 2010, as compared to 2009, is due to the growth in the portfolio, primarily in the New York markets, the higher level of nonperforming loans, and  the general economic conditions throughout the Company’s market areas.

Should the current general economic weakness and real estate value declines continue or worsen, or if the economy and real estate values decline more significantly in the Bank’s market areas, the level of problem loans may increase, as will the level of the provision for loan losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

SUMMARY OF LOAN LOSS EXPERIENCE
(dollars in thousands)	2010	2009	2008	2007	2006
Amount of loans outstanding at end of year (less unearned income)	$2,355,265	2,281,536	2,163,338	1,934,914	1,762,514
Average loans outstanding during year (less average unearned income)	2,320,010	2,203,683	2,023,548	1,852,310	1,611,355
Balance of allowance at beginning of year	37,591	36,149	34,651	35,616	45,377
Adjustment upon adoption of Staff Accounting Bulletin No. 108	-	-	-	-	(7,600)
Loans charged off:
Commercial and commercial real estate	5,081	1,850	339	2,465	19
Real estate mortgage – 1 to 4 family	14,632	8,997	4,226	2,454	1,863
Installment	155	166	313	787	235
Total	19,868	11,013	4,878	5,706	2,117
Recoveries of loans previously charged off:
Commercial and commercial real estate	103	259	541	77	599
Real estate mortgage – 1 to 4 family	789	831	1,518	2,056	2,767
Installment	96	55	117	108	165
Total	988	1,145	2,176	2,241	3,531
Net loans charged off (recovered)	18,880	9,868	2,702	3,465	(1,414)
Provision (credit) for loan losses	23,200	11,310	4,200	2,500	(3,575)
Balance of allowance at end of year	$41,911	37,591	36,149	34,651	35,616
Net charge offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	0.81%	0.45	0.13	0.19	(0.09)
Allowance as a percent of loans outstanding at end of year	1.78	1.65	1.67	1.79	2.02

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

	As of December 31, 2010		As of December 31, 2009
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$4,227	10.96%	$4,714	12.07%
Real estate - construction	262	0.62	265	0.71
Real estate mortgage - 1 to 4 family	30,429	75.85	26,881	74.86
Home equity lines of credit	6,757	12.37	5,498	12.15
Installment Loans	236	0.20	233	0.21
	$41,911	100.00%	$37,591	100.00%

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

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

In monitoring interest rate risk, management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company’s overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this internal model, the fair values of capital projections as of December 31, 2010 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2010. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp, 300 bp and 400 bp or to decrease by 100 bp.

As of December 31, 2010	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	12.07%
+300 BP	11.58
+200 BP	12.57
+100 BP	13.64
Current rates	14.36
-100 BP	13.33

At December 31, 2010 the Company’s book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 6.56%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 14.36% of the fair value of assets whereas the current book value of capital to assets is 6.56% at December 31, 2010, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2010. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that on a cumulative basis, TrustCo is liability sensitive for periods through 5 years and asset sensitive in the period over 5 years. The effect of being liability sensitive is that declining interest rates should result in liabilities repricing to lower levels faster than assets repricing to lower levels, thus increasing net interest income. Conversely, should interest rates rise, the Company’s interest bearing liabilities would reprice up faster than assets, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)	At December 31, 2010
	Repricing in:
	0-90 days	91-365 days	1-5 years	over 5 years	Rate Insensitive	Total
Total assets	$860,230	317,949	1,367,268	1,286,400	122,937	3,954,784
Cumulative total assets	$860,230	1,178,179	2,545,447	3,831,847	3,954,784
Total liabilities and shareholders' equity	$586,703	1,055,436	1,443,309	593,254	276,082	3,954,784
Cumulative total liabilities and shareholders' equity	$586,703	1,642,139	3,085,448	3,678,702	3,954,784
Cumulative interest sensitivity gap	$273,527	(463,960)	(540,001)	153,145
Cumulative gap as a % of interest earning assets for the period	31.8%	(39.4%)	(21.2%)	4.0%
Cumulative interest sensitive assets to liabilities	146.6%	71.7%	82.5%	104.2%

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

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

Liquidity Risk

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer-initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank’s network of branches, the mix of assets and liabilities, and general economic conditions.

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.94 billion in 2010 and $2.72 billion in 2009. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2010, the average balance of purchased liabilities was $580.1 million, compared with $581.4 million in 2009.

TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2010, TrustCo’s loan to deposit ratio was 66.27% compared to 69.03% at December 31, 2009, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 85.26 % and 90.68%, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2010 and 2009, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $342.7 million and $358.5 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $6.1 million and $7.5 million at December 31, 2010 and 2009, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2010 and 2009 was insignificant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a relatively significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $19.0 million in 2010, $19.3 million in 2009 and $18.4 million in 2008. Included in the 2010 results are $3.4 million of net securities gains compared with net gains of $1.8 million in 2009 and $450 thousand in 2008. Net trading losses of $350 thousand were recorded in 2009, compared to gains of $155 thousand in 2008. There were no trading gains or losses in 2010. Excluding securities and trading gains and losses, noninterest income was $15.6 million in 2010 and $17.8 million in both 2009 and 2008.

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totalled $5.0 million in 2010, $5.1 million in 2009, and $5.5 million in 2008. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by the Trust Department are not included on the Company’s Consolidated Financial Statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2010, 2009 and 2008, assets under management by the Trust Department were approximately $800.2 million, $762.5 million and $764.9 million, respectively. The increase in assets under management between 2009 and 2010 primarily reflects improved market valuations during 2010 as well as new customer asset additions.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers were made in 2010 in terms of both the levels of fees as well as types of fees. The changes in reported noninterest income also reflect the volume of services customers utilized on a larger customer base, regulatory changes governing overdrafts as well a one-time accrual adjustment in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

NONINTEREST INCOME
(dollars in thousands)	For the year ended December 31,			2010 vs. 2009
	2010	2009	2008	Amount	Percent
Trust department income	$4,993	5,070	5,529	(77)	(1.5)%
Fees for services to customers	9,588	10,460	10,746	(872)	(8.3)
Net trading gains (losses)	-	(350)	155	350	(100.0)
Net gain on securities transactions	3,352	1,848	450	1,504	81.4
Other	1,018	2,236	1,560	(1,218)	(54.5)
Total noninterest income	$18,951	19,264	18,440	(313)	(1.6)%

Noninterest expense: Noninterest expense was $79.0 million in 2010, compared with $76.6 million in 2009 and $60.8 million in 2008. Included in 2009 was the FDIC special assessment of $1.7 million. Increased regular FDIC assessments impacted both 2009 and 2010, with $4.8 million recorded in 2009 and $5.2 million recorded in 2010, compared to $454 thousand in 2008. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo’sefficiency ratio was 50.8% in 2010, 55.2% in 2009 and 51.4% in 2008. Excluded from the efficiency ratio calculation were $3.4 million of securities gains in 2010 as well as $1.5 million of securities gains in 2009, and $605 thousand of securities gains in 2008. Other revenue items of $1.0 million, primarily consisting of a one-time accrual adjustment were also excluded in 2009. Additionally, for 2009 and 2008, respectively, $1.9 million and $182 thousand of non-recurring expenses primarily consisting of the FDIC special assessment in 2009 and computer consulting costs for 2009 and 2008 were excluded from the calculation. Other real estate expense or income is also excluded from this calculation.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2010 vs. 2009
	2010	2009	2008	Amount	Percent
Salaries and employee benefits	$27,065	26,951	23,376	114	0.4%
Net occupancy expense	14,222	14,054	12,212	168	1.2
Equipment expense	5,638	5,094	4,304	544	10.7
Professional services	5,599	5,311	4,450	288	5.4
Outsourced services	5,458	5,639	5,130	(181)	(3.2)
Advertising expense	2,716	2,958	2,351	(242)	(8.2)
Insurance expense	6,446	7,719	1,722	(1,273)	(16.5)
Other real estate expense, net	5,565	2,507	160	3,058	122.0
Other	6,255	6,348	7,089	(93)	(1.5)
Total noninterest expense	$78,964	76,581	60,794	2,383	3.1%

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Salaries and employee benefits are the most significant component of noninterest expense. For 2010, these expenses amounted to $27.1 million, compared with $27.0 million in 2009, and $23.4 million in 2008. The stabilization of salaries and benefits was primarily due to the completion of the Company’s branch expansion program.

Net occupancy expense increased slightly to $14.2 million between 2009 and 2010 and increased by $1.8 million from 2008 to 2009. These changes were also due primarily to new branch openings during 2008 and 2009, and the completion of the branch expansion in 2010. Equipment expense, increased $544 thousand for 2010 to $5.6 million as compared to $5.1 million in 2009, and increased by $790 thousand in 2009 compared to 2008. The increase in equipment expense is the result of new equipment purchased for the branch expansion program as well as other improvements in technology equipment.

Professional services expense increased to $5.6 million in 2010 compared to $5.3 million in 2009 and $4.5 million in 2008. The increase in professional service expense is due primarily to additional legal fees related to problem loans, as well as fees for accounting and tax advice.

Outsourced service expense was $5.5 million in 2010 compared to $5.6 million in 2009 and $5.1 million in 2008.

Advertising expense was $2.7 million in 2010, $3.0 million in 2009 and $2.4 million in 2008.

As a result of stresses in the financial institutions marketplace, the Federal Deposit Insurance Corporation (“FDIC”) announced new insurance programs which included higher charges, including a one-time special assessment of $1.7 million in 2009 and higher regular insurance premiums in the future. The FDIC also required the upfront payment of estimated assessments through 2012. In compliance with this change, the Bank paid the FDIC $17.6 million in December 2009. This amount was recorded as a prepaid amount initially and will be taken into expenses over the three years.

Other real estate expense increased $3.1 million to $5.6 million in 2010 compared to 2009. The increases in other real estate expense are the result of higher levels of foreclosures as well as real estate market conditions in the Company’s service areas.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2010, TrustCo recognized income tax expense of $14.6 million, as compared to $15.2 million in 2009 and $16.2 million in 2008.  The effective tax rates were 33.2%, 35.0% and 32.3% in 2010, 2009, and 2008, respectively.  The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of state income taxes.

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized. Management will reevaluate the necessity of these reserves as conditions warrant as well as after the effected tax returns have been subject to audit.

The Company anticipates that within the next twelve months approximately $450 thousand of the balance of the unrecognized tax reserve at December 31, 2010 will be settled with the appropriate tax authorities.  Therefore, during 2011, management would anticipate a reduction in the balance of these reserves.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2010:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating leases	$6,486	12,357	11,565	50,961	81,369

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments vary from $1.6 million to $1.7 million through 2020. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2010 and 2009. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2010, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2010 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 15 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Forward-Looking Statements

Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo’s press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Forward-looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

(1) credit risk,
(2) the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations,
(3) competition,
(4) the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities),
(5) real estate and collateral values,
(6) changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board; and
(7) changes in local market areas and general business and economic trends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION
(dollars in thousands, except per share data)
	2010					2009
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest income	$41,328	41,103	40,084	39,608	162,123	39,066	39,781	41,146	41,367	161,360
Interest expense	9,532	9,258	8,531	7,677	34,998	14,608	12,536	11,609	10,698	49,451
Net interest income	31,796	31,845	31,553	31,931	127,125	24,458	27,245	29,537	30,669	111,909
Provision for loan losses	4,700	7,100	5,900	5,500	23,200	2,000	2,760	3,150	3,400	11,310
Net interest income after provison for loan losses	27,096	24,745	25,653	26,431	103,925	22,458	24,485	26,387	27,269	100,599
Noninterest income	3,864	5,651	4,839	4,597	18,951	5,345	3,919	5,000	5,000	19,264
Noninterest expense	20,089	19,235	18,984	20,656	78,964	18,481	20,358	18,686	19,056	76,581
Income before income taxes	10,871	11,161	11,508	10,372	43,912	9,322	8,046	12,701	13,213	43,282
Income tax expense	3,936	4,037	3,150	3,468	14,591	2,973	2,666	4,792	4,731	15,162
Net income	$6,935	7,124	8,358	6,904	29,321	6,349	5,380	7,909	8,482	28,120
Per share data:
Basic earnings	$0.090	0.093	0.109	0.090	0.381	0.083	0.070	0.103	0.112	0.368
Diluted earnings	0.090	0.093	0.109	0.090	0.381	0.083	0.070	0.103	0.112	0.368
Cash dividends declared	0.0625	0.0625	0.0656	0.0656	0.2563	0.1100	0.0625	0.0625	0.0625	0.2975

Management’s Discussion and Analysis of Financial Condition and Results of Operations(continued)

FIVE YEAR SUMMARY OF FINANCIAL DATA
(dollars in thousands, except per share data)	Years Ended December 31,
	2010	2009	2008	2007	2006
Statement of income data:
Interest income	$162,123	161,360	170,919	189,418	169,207
Interest expense	34,998	49,451	74,056	92,984	70,940
Net interest income	127,125	111,909	96,863	96,434	98,267
Provision (credit) for loan losses	23,200	11,310	4,200	2,500	(3,575)
Net interest income after provision for loan losses	103,925	100,599	92,663	93,934	101,842
Noninterest income	15,599	17,766	17,835	16,654	15,455
Net trading gains (losses)	-	(350)	155	891	-
Net gain (loss) on securities transactions	3,352	1,848	450	217	(596)
Noninterest expense	78,964	76,581	60,794	53,593	49,062
Income before income taxes	43,912	43,282	50,309	58,103	67,639
Income taxes	14,591	15,162	16,232	18,636	22,314
Net income	$29,321	28,120	34,077	39,467	45,325
Share data:
Average equivalent diluted shares (in thousands)	76,935	76,482	75,793	75,202	75,149
Tangible book value	$3.31	3.20	3.10	3.14	3.19
Cash dividends	0.256	0.298	0.440	0.640	0.640
Basic earnings	0.381	0.368	0.450	0.525	0.605
Diluted earnings	0.381	0.368	0.450	0.525	0.603
Financial:
Return on average assets	0.77%	0.79	1.00	1.20	1.52
Return on average shareholders' equity	11.48	11.72	14.28	16.93	19.68
Cash dividend payout ratio	67.25	80.90	97.85	121.79	105.70
Tier 1 capital to average assets (leverage ratio)	6.68	6.76	6.77	6.82	7.67
Tier 1 capital as a % of total risk adjusted assets	12.57	12.04	12.40	13.53	14.88
Total capital as a % of total risk adjusted assets	13.83	13.30	13.66	14.79	16.14
Efficiency ratio	50.77	55.18	51.37	45.45	42.03
Net interest margin	3.50	3.27	2.98	3.10	3.50
Average balances:
Total assets	$3,795,667	3,555,981	3,421,914	3,297,881	2,973,952
Earning assets	3,689,087	3,469,761	3,339,619	3,212,037	2,900,253
Loans, net	2,320,010	2,203,683	2,023,548	1,852,310	1,611,355
Allowance for loan losses	(40,846)	(36,521)	(34,833)	(34,939)	(35,538)
Trading securities	-	14,569	263,099	428,389	-
Securities available for sale	787,314	539,022	560,359	549,277	1,108,631
Held to maturity securities	245,191	502,606	104,383	9,096	-
Deposits	3,403,580	3,193,115	3,064,585	2,945,642	2,628,338
Short-term borrowings	119,213	104,033	97,472	95,101	95,239
Long-term debt	-	-	12	42	72
Shareholders' equity	255,332	239,842	238,700	233,158	230,259

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

Glossary of Terms(continued)

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2010, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
Robert J. McCormick
President and
Chief Executive Officer

/s/ Robert T. Cushing
Robert T. Cushing
Executive Vice President and
Chief Financial Officer

/s/ Scot R. Salvador
Scot R. Salvador
Executive Vice President and
Chief Banking Officer

March 1, 2011

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TrustCo Bank Corp NY’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Livingston, New Jersey
March 1, 2011

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2010	2009	2008
Interest and dividend income:
Interest and fees on loans	$128,148	125,199	123,202
Interest and dividends on securities available for sale:
U. S. Treasuries and agencies and government sponsored enterprises	12,455	7,825	13,497
States and political subdivisions	3,531	4,275	4,969
Mortgage-backed securities and collateralized mortgage obligations	3,282	5,976	6,886
Corporate bonds	4,488	694	-
Other	411	345	483
Total interest and dividends on securities available for sale	24,167	19,115	25,835
Interest on trading securities:
U. S. government sponsored enterprises	-	405	9,376
States and political subdivisions	-	23	81
Total interest on trading securities	-	428	9,457
Interest on held to maturity securities:
U. S. government sponsored enterprises	487	6,468	2,401
Mortgage-backed securities	5,163	4,815	-
Corporate bonds	3,249	3,147	1,253
Total interest on held to maturity securities	8,899	14,430	3,654
Interest on federal funds sold and other short-term investments	909	2,188	8,771
Total interest income	162,123	161,360	170,919
Interest expense:
Interest on deposits	33,222	47,743	72,084
Interest on short-term borrowings	1,776	1,708	1,971
Interest on long-term debt	-	-	1
Total interest expense	34,998	49,451	74,056
Net interest income	127,125	111,909	96,863
Provision for loan losses	23,200	11,310	4,200
Net interest income after provision for loan losses	103,925	100,599	92,663
Noninterest income:
Trust department income	4,993	5,070	5,529
Fees for services to customers	9,588	10,460	10,746
Net trading gains (losses)	-	(350)	155
Net gain on securities transactions	3,352	1,848	450
Other	1,018	2,236	1,560
Total noninterest income	18,951	19,264	18,440
Noninterest expense:
Salaries and employee benefits	27,065	26,951	23,376
Net occupancy expense	14,222	14,054	12,212
Equipment expense	5,638	5,094	4,304
Professional services	5,599	5,311	4,450
Outsourced services	5,458	5,639	5,130
Advertising expense	2,716	2,958	2,351
Insurance expense	6,446	7,719	1,722
Other real estate expense, net	5,565	2,507	160
Other	6,255	6,348	7,089
Total noninterest expense	78,964	76,581	60,794
Income before income taxes	43,912	43,282	50,309
Income taxes	14,591	15,162	16,232
Net income	$29,321	28,120	34,077
Earnings per share:
Basic	$0.381	0.368	0.450
Diluted	0.381	0.368	0.450

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2010	2009

ASSETS

Cash and due from banks	$44,067	45,258
Federal funds sold and other short term investments	400,183	100,636
Total cash and cash equivalents	444,250	145,894
Securities available for sale	891,601	810,365
Held to maturity securities ($200,206 and $379,562 fair value at December 31, 2010 and 2009, respectively)	191,712	374,871
Loans, net	2,355,265	2,281,536
Less: Allowance for loan losses	41,911	37,591
Net loans	2,313,354	2,243,945
Bank premises and equipment	36,632	37,793
Other assets	77,235	67,029

Total assets	$3,954,784	3,679,897

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$251,091	258,759
Savings	774,366	665,463
Interest-bearing checking accounts	441,520	405,383
Money market deposit accounts	602,803	393,779
Certificates of deposit (in denominations of $100,000 or more)	456,837	486,190
Other time accounts	1,027,470	1,095,586
Total deposits	3,554,087	3,305,160
Short-term borrowings	124,615	107,728
Accrued expenses and other liabilities	20,642	21,331
Total liabilities	3,699,344	3,434,219

Commitments and contingent liabilities (Note 10)

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 83,166,423 shares issued at December 31, 2010 and 2009	83,166	83,166
Surplus	126,982	128,681
Undivided profits	108,780	99,190
Accumulated other comprehensive loss, net of tax	(4,119)	(1,282)
Treasury stock; 6,036,512 and 6,514,994 shares, at cost, at December 31, 2010 and 2009, respectively	(59,369)	(64,077)
Total shareholders' equity	255,440	245,678
Total liabilities and shareholders' equity	$3,954,784	3,679,897

See accompanying notes to consolidated financial statements.

Consolidated Statements of Charges in Shareholders' Equity
(dollars in thousands, except per share data)
	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Treasury Stock	Total
Beginning balance, January 1, 2008	$82,373	121,961	93,099	7,230		(67,595)	237,068
Comprehensive income:
Net Income - 2008	-	-	34,077	-	34,077	-	34,077
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax underfunded of $15,773)	-	-	-	-	(9,484)	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $403)	-	-	-	-	(241)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $2,202)	-	-	-	-	1,325	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $450)	-	-	-	-	(271)	-	-
Other comprehensive loss	-	-	-	(8,671)	(8,671)	-	(8,671)
Comprehensive income					25,406
Cash dividend declared, $.440 per share	-	-	(33,358)	-		-	(33,358)
Stock options exercised and related tax benefits	793	8,115	-	-		-	8,908
Treasury stock purchased (670,957 shares)	-	-	-	-		(8,164)	(8,164)
Sale of treasury stock (635,760 shares)	-	(127)	-	-		6,098	5,971
Stock based compensation expense	-	193	-	-		-	193
Ending balance, December 31, 2008	83,166	130,142	93,818	(1,441)		(69,661)	236,024
Comprehensive income:
Net Income - 2009	-	-	28,120	-	28,120	-	28,120
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $3,792)	-	-	-	-	2,280	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $38)	-	-	-	-	(23)	-	-
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $1,641)	-	-	-	-	(984)	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $1,848)	-	-	-	-	(1,114)	-	-
Other comprehensive loss	-	-	-	159	159	-	159
Comprehensive income					28,279
Cash dividend declared, $.2975 per share	-	-	(22,748)	-		-	(22,748)
Sale of treasury stock (567,500 shares)	-	(1,675)	-	-		5,584	3,909
Stock based compensation expense	-	214	-	-		-	214
Ending balance, December 31, 2009	83,166	128,681	99,190	(1,282)		(64,077)	245,678
Comprehensive income:
Net Income - 2010	-	-	29,321	-	29,321	-	29,321
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $1,827)	-	-	-	-	1,098	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $216)	-	-	-	-	(130)	-	-
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $2,979)	-	-	-	-	(1,785)	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $3,352)	-	-	-	-	(2,020)	-	-
Other comprehensive loss	-	-	-	(2,837)	(2,837)	-	(2,837)
Comprehensive income					26,484
Cash dividend declared, $.2563 per share	-	-	(19,731)	-		-	(19,731)
Sale of treasury stock (478,482 shares)	-	(1,875)	-	-		4,708	2,833
Stock based compensation expense	-	176	-	-		-	176
Ending balance, December 31, 2010	$83,166	126,982	108,780	(4,119)		(59,369)	255,440
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)
	Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$29,321	28,120	34,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,731	4,502	3,775
Net loss (gain) on sale of other real estate owned	1,008	664	(224)
Provision for loan losses	23,200	11,310	4,200
Deferred tax (benefit) expense	581	2,154	(1,660)
Stock based compensation expense	176	214	193
Net loss (gain) on sale of bank premises and equipment	39	(48)	6
Net gain on sale of securities available for sale	(3,352)	(1,848)	(450)
Proceeds from sales and calls of trading securities	-	24,936	360,829
Purchases of trading securities	-	-	(336,914)
Proceeds from maturities of trading securities	-	91,040	325,065
Net trading losses (gains)	-	350	(155)
Decrease (increase) in taxes receivable	(12,336)	2,146	(2,928)
Decrease in interest receivable	1,020	1,838	1,445
Decrease increase in interest payable	(516)	(1,288)	(748)
Decrease (increase) in other assets	5,051	(23,287)	593
Increase (decrease) in accrued expenses and other liabilities	(444)	1,271	1,421
Total adjustments	19,158	113,954	354,448
Net cash provided by operating activities	48,479	142,074	388,525
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	1,198,435	747,444	270,698
Purchases of securities available for sale	(1,301,963)	(891,298)	(375,353)
Proceeds from maturities of securities available for sale	19,312	651,151	9,739
Proceeds from calls and maturities of held to maturity securities	183,159	7,740	96,500
Purchases of held to maturity securities	-	(761,224)	(346,180)
Net increase in loans	(106,118)	(141,613)	(233,890)
Proceeds from dispositions of other real estate owned	11,474	4,499	1,399
Proceeds from dispositions of bank premises and equipment	-	175	10
Purchases of bank premises and equipment	(3,609)	(7,266)	(9,754)
Net cash provided by (used in) investing activities	690	(390,392)	(586,831)
Cash flows from financing activities:
Net increase in deposits	248,927	168,889	115,973
Net increase (decrease) in short-term borrowings	16,887	(1,864)	17,372
Repayment of long-term debt	-	-	(29)
Proceeds from exercise of stock options and related tax benefits	-	-	8,908
Proceeds from sales of treasury stock	2,833	3,909	5,971
Purchase of treasury stock	-	-	(8,164)
Dividends paid	(19,460)	(26,326)	(37,041)
Net cash provided by financing activities	249,187	144,608	102,990
Net increase (decrease) in cash and cash equivalents	298,356	(103,710)	(95,316)
Cash and cash equivalents at beginning of period	145,894	249,604	344,920
Cash and cash equivalents at end of period	$444,250	145,894	249,604

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,
	2010	2009	2008
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$35,514	50,739	74,804
Income taxes paid	27,628	14,667	18,573
Non cash investing and financing activites:
Transfer of loans to real estate owned	13,509	13,547	2,764
Increase (decrease) in dividends payable	271	(3,578)	(3,683)
Change in unrealized loss on securities available for sale - gross of deferred taxes	(6,332)	(3,490)	1,753
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	2,527	1,392	(699)
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(216)	(38)	(403)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	86	15	162
Change in overfunded portion of ASC 715 - gross	1,827	3,792	(15,773)
Deferred tax effect of change in overfunded portion of ASC 715	(729)	(1,512)	6,289

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

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date that the Company’s financial statements were issued.

Consolidation

The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, other real estate owned and the fair value of financial instruments are particularly subject to change.

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

The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the interest method. Premiums and discounts on securities are amortized on the interest method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

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

Notes to Consolidated Financial Statements(continued)

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

Nonperforming loans include non-accrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in non-accrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent based upon specific facts and circumstances surrounding the borrower. Typically, a loan is moved to non-accrual status after 90 days of non-payment in accordance with the Company’s policy. Past due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on non-accrual status are reversed against interest income. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection. Loans may be removed from non-accrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from non-accrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest. When, in the opinion of management, the collection of principal appears unlikely, the loan balance is evaluated in light of its sources of repayment, and a charge-off is recorded when appropriate.

Impaired loans have been defined as commercial and commercial real estate loans in non-accrual status and restructured loans. Income recognition for impaired loans is consistent with income recognition for non-accruing loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for probable incurred loan losses. The allowance is increased by provisions charged against income, while loan losses are charged against the allowance when management deems a loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The Company performs an analysis of the adequacy of the allowance on at least a quarterly basis. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, current economic conditions, past due and charge-off trends and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDR’s) and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Notes to Consolidated Financial Statements(continued)

Commercial and commercial real estate loans in non-accrual status are defined as impaired loans and are individually evaluated for impairment. The Company also has a small portfolio of residential restructured loans that are defined as impaired. If a loan is impaired, a charge-off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral. Residential real estate loans are collectively evaluated for impairment.

TDR’s are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported at the fair value of the collateral with any charge-off recognized at that time. For TDR’s that subsequently default, the Company determines the amount of additional charge-off, if any, in accordance with the accounting policy for the allowance for loan losses with respect to impaired loans described previously.

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by geography for each portfolio segment and is based on the actual net loss history experienced by the Company over the most recent four years. This actual loss experience is supplemented with other economic factors based on the risks present in each geography and portfolio segment. These economic factors include consideration of the following: changes in national, regional and local economic trends and conditions; effects of any changes in interest rates; changes in the volume and severity of net charge-offs, delinquencies, nonperforming loans; changes in the experience, ability, and depth of lending management and other relevant staff; effects of any changes in credit concentrations; effects of any changes in underwriting standards, lending policies, procedures, and practices; and changes in the nature, volume and terms of loans. The following portfolio segments have been identified: commercial loans, 1-to-4 family residential real estate loans, and installment loans.

The Company’s allowance methodology also includes additional allocation percentages for residential and installment loans in non-accrual status and residential and installment loans three payments past due and still accruing interest, commercial loans classified by the internal loan review grading process, and residential loans with loan-to-value ratios in excess of 90% at the time of origination. The reserve percentages are determined based upon a review of recent charge-offs and take into consideration the type of loan, the fixed or variable nature of the loan, and the type and geography of the underlying collateral, if any.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for buildings, 3 to 7 years for furniture and equipment, and the shorter of the estimated life of the asset or the lease term for leasehold improvements.

Other Real Estate Owned

Other real estate owned are assets acquired through foreclosures on loans. At December 31, 2010 and 2009 there were $7.4 million and $9.0 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) “cost” (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are expensed.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution.  Taking into consideration these restrictions and possible limitations, as of December 31, 2010 Trustco Bank has prior period undistributed earnings of $37.3 million which may be used for dividend payments.

Notes to Consolidated Financial Statements(continued)

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

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in accumulated other comprehensive income.

Stock Option Plans

The Company has stock option plans for employees and directors. The Company records an expense for the estimated fair value of all stock options as measured on their respective grant dates. The expense is recognized over each grant’s vesting period.

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

Trust Assets

Assets under management by the Trust Department are not included on the Company’s consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. Trust assets under management as of December 31, 2010 and 2009 are $800 million and $762 million, respectively.

Comprehensive Income

Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders’ equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the funded position of the pension and postretirement benefit plans. The Company has reported comprehensive income and its components in the Consolidated Statements of Changes in Shareholders’ Equity. Accumulated other comprehensive income or loss, which is a component of shareholders’ equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the funded position in the Company’s pension plan and postretirement benefit plans, net of tax.

Fair Value of Financial Instruments:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $60.7 million and $22.4 million at December 31, 2010 and 2009, respectively.

(3) Investment Securities

(a) Trading Securities

At December 31, 2010 and 2009, the Company had no trading securities. Included in the December 31, 2009 Consolidated Statement of Income are $350 thousand of net trading losses related to trading account assets.

(b) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$625,399	312	10,825	614,886
State and political subdivisions	79,038	1,184	458	79,764
Mortgage backed securities and collateralized mortgage obligations - residential	73,384	618	435	73,567
Corporate bonds	115,274	854	624	115,504
Other	650	-	-	650
Total debt securities	893,745	2,968	12,342	884,371
Equity securities	7,183	47	-	7,230
Total securities available for sale	$900,928	3,015	12,342	891,601

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$528,665	787	5,969	523,483
State and political subdivisions	90,664	2,587	36	93,215
Mortgage backed securities and collateralized mortgage obligations - residential	104,760	1,609	1,468	104,901
Corporate bonds	81,989	135	679	81,445
Other	650	-	-	650
Total debt securities	806,728	5,118	8,152	803,694
Equity securities	6,632	39	-	6,671
Total securities available for sale	$813,360	5,157	8,152	810,365

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2010 and 2009, was $6.9 million and $6.4 million, respectively.

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2010, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$19,733	19,955
Due in one year through five years	357,426	355,730
Due after five years through ten years	473,989	465,606
Due after ten years	42,597	43,080
	$893,745	884,371

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Notes to Consolidated Financial Statements(continued)

Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2010
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$526,071	10,825	-	-	526,071	10,825
State and political subdivisions	19,939	458	-	-	19,939	458
Mortgage backed securities and collateralized mortgage obligations - residential	58,952	392	803	43	59,755	435
Corporate bonds	50,934	624	-	-	50,934	624
Total	$655,896	12,299	803	43	656,699	12,342

	December 31, 2009
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$405,003	5,969	-	-	405,003	5,969
State and political subdivisions	2,025	16	368	20	2,393	36
Mortgage backed securities and collateralized mortgage obligations - residential	45,870	1,282	4,505	186	50,375	1,468
Corporate bonds	56,985	679	-	-	56,985	679
Total	$509,883	7,946	4,873	206	514,756	8,152

Government sponsored enterprises, State and political subdivisions and corporate bonds: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company does not intend to sell these investments until a market price recovery or possibly to maturity and it is not likely it will be required to sell the securities before their anticipated recovery, these investments are not considered other-than-temporarily impaired. Credit ratings on these securities remain within policy limits and are all investment grade.

Mortgage-backed securities and collateralized mortgage obligations: The unrealized losses on investments in mortgage-backed securities and collateralized mortgage obligations were caused by market interest rate increases. All of the mortgage-backed securities and collateralized mortgage obligations are government issued securities and the underlying credit ratings for all securities in this portfolio have remained unchanged since purchase. Because the decline in fair value is attributable primarily to changes in market interest rates and liquidity considerations, and not credit quality, and because the Company does not intend to sell these investments until a market price recovery, or possibly to maturity, these investments are not considered other-than-temporarily impaired.

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2010, 2009 and 2008 are as follows:

(dollars in thousands)	December 31,
	2010	2009	2008

Proceeds	$1,198,435	747,444	270,698
Gross realized gains	3,769	2,136	983
Gross realized losses	417	288	533

Tax expense recognized on net gains on sales of securities available for sale were approximately $1.2 million, $650 thousand, and $160 thousand for the years ended December 31, 2010, 2009, 2008 respectively.

The amount of securities available for sale that have been pledged to secure short-term borrowings amounted to $232.8 million and $225.0 million at December 31, 2010 and 2009, respectively.

(c) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2010
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities - residential	$122,654	6,092	-	128,746
Corporate bonds	69,058	2,402	-	71,460
Total held to maturity	$191,712	8,494	-	200,206

Notes to Consolidated Financial Statements(continued)
	December 31, 2009

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government sponsored enterprises	$99,251	75	147	99,179
Mortgage backed securities - residential	196,379	2,444	222	198,601
Corporate bonds	79,241	2,541	-	81,782
Total held to maturity	$374,871	5,060	369	379,562

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2010, based on the securities’ final maturity (mortgage-backed securities are stated using estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$20,006	20,138
Due in one year through five years	161,807	169,588
Due in five years through ten years	9,899	10,480
	$191,712	200,206

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

There were gross unrealized gains on held to maturity securities of $8.5 million and $5.1 million at December 31, 2010 and 2009, respectively. There were no gross unrealized losses on held to maturity securities at December 31, 2010 and $369 thousand of gross losses as of December 31, 2009. There were no sales or transfers of held to maturity securities during 2010 and 2009. No held to maturity securities were in an unrealized loss position for greater than 12 months as of December 31, 2010 and 2009.

(d) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2010 that represent greater than 10% of shareholders equity:

	Amortized Cost	Fair Value
Citigroup Inc.	$25,901	26,068
Goldman Sachs Group Inc.	30,543	30,662
Morgan Stanley	35,650	35,570
Federal Farm Credit Bank	55,981	55,079
Federal Home Loan Mortgage Corporation	143,356	142,069
Government National Mortgage Association	179,606	185,162
Federal Home Loan Bank	193,015	188,785
Federal National Mortgage Association	245,965	242,428

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

In determining OTTI under the FASB ASC 320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether management intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If management intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If management does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, the OTTI on debt securities shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

Notes to Consolidated Financial Statements(continued)

As of December 31, 2010, the Company’s security portfolio consisted of 352 securities, 94 of which were in an unrealized loss position, and are discussed below.

Mortgage-backed Securities - Residential

At December 31, 2010, all of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

Other Securities

At December 31, 2010, the Company has unrealized losses on U.S. government-sponsored enterprises, state and political subdivisions and corporate bonds. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

As a result of the above analysis, for the year ended December 31, 2010, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following table presents the recorded investment in loans by loan class:

(dollars in thousands)	December 31, 2010
	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$196,803	28,644	225,447
Other	32,542	264	32,806
Real estate mortgage - 1 to 4 family:
First mortgages	1,611,645	139,932	1,751,577
Home equity loans	48,505	960	49,465
Home equity lines of credit	268,509	22,778	291,287
Installment	4,284	399	4,683
Total loans, net	$2,162,288	192,977	2,355,265
Less: Allowance for loan losses			41,911
Net loans			$2,313,354

(dollars in thousands)	December 31, 2009
	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$210,151	36,776	246,927
Other	31,070	239	31,309
Real estate mortgage - 1 to 4 family:
First mortgages	1,548,139	121,713	1,669,852
Home equity loans	50,205	1,100	51,305
Home equity lines of credit	257,150	20,156	277,306
Installment	4,426	411	4,837
Total loans, net	$2,101,141	180,395	2,281,536
Less: Allowance for loan losses			37,591
Net loans			$2,243,945

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2010 and 2009, the Company had approximately $14.6 million and $16.2 million of real estate construction loans. These are included with first mortgages and commercial real estate in the preceding table.

Notes to Consolidated Financial Statements(continued)

At December 31, 2010 and 2009, loans to executive officers, directors, and to associates of such persons aggregated $6.8 million and $7.7 million, respectively. During 2010, approximately $1.3 million of new loans were made and repayments of loans totalled approximately $2.3 million. In the opinion of management, such loans were made in the ordinary course of business and all loans are current according to their terms.

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

The following table presents the recorded investment in non-accrual loans by loan class:

(dollars in thousands)	December 31, 2010
	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$5,617	8,281	13,898
Other	126	-	126
Real estate mortgage - 1 to 4 family:
First mortgages	18,067	12,888	30,955
Home equity loans	860	73	933
Home equity lines of credit	2,109	436	2,545
Installment	20	1	21
Total non-accrual loans	26,799	21,679	48,478
Restructured real estate mortgages - 1 to 4 family	336	-	336
Total nonperforming loans	$27,135	21,679	48,814

(dollars in thousands)	December 31, 2009
	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$3,476	8,124	11,600
Other	103	6	109
Real estate mortgage - 1 to 4 family:
First mortgages	12,448	18,975	31,423
Home equity loans	408	157	565
Home equity lines of credit	939	967	1,906
Installment	28	1	29
Total non-accrual loans	17,402	28,230	45,632
Restructured real estate mortgages - 1 to 4 family	400	-	400
Total nonperforming loans	$17,802	28,230	46,032

At December 31, 2010 and 2009, there were no loans that are 90 days past due and still accruing interest. In addition, as of December 31, 2010 and 2009, the Company's loan portfolio did not include any subprime mortgages or loans acquired with deteriorated credit quality.

As of December 31, 2008, the Company had $32.7 million of nonaccrual loans, $594 thousand of loans over 90 days past due and still accruing interest, and $598 thousand of restructured retail loans.

The following table presents the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2010:

Notes to Consolidated Financial Statements(continued)

New York and other states:
(dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	3,870	3,870	192,933	196,803
Other	-	13	126	139	32,403	32,542
Real estate mortgage - 1 to 4 family:
First mortgages	11,129	4,275	15,615	31,019	1,580,626	1,611,645
Home equity loans	228	63	690	981	47,524	48,505
Home equity lines of credit	1,324	19	1,338	2,681	265,828	268,509
Installment	46	4	20	70	4,214	4,284

Total	$12,727	4,374	21,659	38,760	2,123,528	2,162,288

Florida:

(dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	2,281	2,281	26,363	28,644
Other	-	-	-	-	264	264
Real estate mortgage - 1 to 4 family:
First mortgages	5,219	553	12,427	18,199	121,733	139,932
Home equity loans	26	-	73	99	861	960
Home equity lines of credit	422	10	410	842	21,936	22,778
Installment	-	-	1	1	398	399

Total	$5,667	563	15,192	21,422	171,555	192,977

At December 31, 2010, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status.

Approximately $88 thousand, $111 thousand, and $265 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2010, 2009, and 2008, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses are summarized as follows:

(dollars in thousands)
	For the year ended December 31,
	2010	2009	2008
Balance at beginning of period	$37,591	36,149	34,651
Loans charged off:
Commercial-New York and other states*	141	-	302
Commercial-Florida	4,940	1,850	37
Real estate mortgage - 1 to 4 family - New York and other states*	3,754	1,396	1,117
Real estate mortgage - 1 to 4 family - Florida	10,878	7,601	3,109
Installment-New York and other states*	150	155	311
Installment-Florida	5	11	2
Total loan charge-offs	19,868	11,013	4,878

Recoveries of loans previously charged off:
Commercial-New York and other states*	34	259	523
Commercial-Florida	69	-	18
Real estate mortgage - 1 to 4 family - New York and other states*	700	831	1,474
Real estate mortgage - 1 to 4 family - Florida	89	-	44
Installment-New York and other states*	95	55	117
Installment-Florida	1	-	-
Total recoveries	988	1,145	2,176
Net loans charged off	18,880	9,868	2,702
Provision for loan losses	23,200	11,310	4,200
Balance at end of period	$41,911	37,591	36,149

Notes to Consolidated Financial Statements(continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:

	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,227	37,448	236	41,911

Total ending allowance balance	$4,227	37,448	236	41,911

Loans:
Individually evaluated for impairment	$14,024	336	-	14,360
Collectively evaluated for impairment	244,229	2,091,993	4,683	2,340,905

Total ending loans balance	$258,253	2,092,329	4,683	2,355,265

The Company did not acquire any loans with deteriorated credit quality in 2010.

The Company identifies impaired loans and measures the impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (FASB ASC 310-10-35). A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring (TDR). These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products. A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s, which are included in nonaccrual loans at December 31, 2010 and 2009, are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

The following table presents impaired loans by loan class as of December 31, 2010:

New York and other states:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Commercial:
Commercial real estate	$5,617	6,217	-	3,792	-
Other	126	189	-	179	-
Real estate mortgage - 1 to 4 family:
First mortgages	336	516	-	373	39
Home equity loans	-	58		-	6
Home equity lines of credit	-	77		-	3

Total	$6,079	7,057	-	4,344	48

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Commercial:
Commercial real estate	$8,281	12,798	-	9,289	-
Other	-	-	-	1	-
Real estate mortgage - 1 to 4 family:
First mortgages	-	-	-	-	-

Total	$8,281	12,798	-	9,290	-

In the preceding table, the average recorded investment in impaired loans includes the year-to-date average of all impaired loans.

Management evaluates impairment on commercial and commercial real estate loans that are past due as well as in situations where circumstances dictate that an evaluation is prudent. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time. As a result, as of December 31, 2010, based upon management's evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

In addition, the Company's residential loan portfolio does not include any subprime mortgages.

Notes to Consolidated Financial Statements(continued)

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company's loan review process analyzes non-homogeneous loans, such as commercial and commercial real estate loans, individually by grading the loans based on credit risk. The Company uses the following definitions for classified loans:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. All substandard loans are considered impaired.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

New York and other states:

(dollars in thousands)	Pass	Classified	Total
Commercial:
Commercial real estate	$189,809	6,994	196,803
Other	32,286	256	32,542
	$222,095	7,250	229,345

Florida:

(dollars in thousands)	Pass	Classified	Total
Commercial:
Commercial real estate	$20,363	8,281	28,644
Other	264	-	264
	$20,627	8,281	28,908

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank's collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2010 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2010 is presented in the recorded investment in non-accrual loans table.

During 2010, 2009, and 2008, the average balance of impaired loans was $13.6 million, $12.8 million, and $5.8 million, respectively, and there was approximately $48 thousand, $55 thousand, and $82 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income. The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.

Notes to Consolidated Financial Statements(continued)

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2010 and 2009 follows:

(dollars in thousands)	2010	2009
Land	$2,413	2,413
Buildings	27,196	26,409
Furniture, Fixtures and equipment	39,829	38,205
Leasehold improvements	20,125	19,101
Total bank premises and Equipment	89,563	86,128
Accumulated depreciation and amortization	(52,931)	(48,335)
Total	$36,632	37,793

Depreciation and amortization expense approximated $4.7 million, $4.5 million, and $3.8 million for the years 2010, 2009, and 2008, respectively. Occupancy expense of the Bank’s premises included rental expense of $6.7 million in 2010, $6.5 million in 2009, and $5.4 million in 2008.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2010	2009	2008
Interest bearing checking accounts	$595	695	744
Savings accounts	3,356	3,068	4,018
Time deposits and money market accounts	29,271	43,980	67,322
Total	$33,222	47,743	72,084

At December 31, 2010, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,225,712
1 to 2 years	201,396
2 to 3 years	33,417
3 to 4 years	14,043
4 to 5 years	9,242
Over 5 years	497
$1,484,307

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2010	2009	2008
Amount outstanding at December 31,	$124,615	107,728	109,592
Maximum amount outstanding at any month end	130,996	123,282	110,221
Average amount outstanding	119,213	104,033	97,472
Weighted average interest rate:
For the year	1.49%	1.63%	2.02
As of year end	1.40	1.52	1.78

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings. The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2010 and 2009, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2010	2009	2008
Current tax expense:
Federal	$13,001	12,080	17,138
State	1,009	928	754
Total current tax expense	14,010	13,008	17,892
Deferred tax expense (benefit)	581	2,154	(1,660)
Total income tax expense	$14,591	15,162	16,232

Notes to Consolidated Financial Statements(continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009, are as follows:

	December 31,
(dollars in thousands)	2010	2009
	Deductible temporary differences	Deductible temporary differences
Benefits and deferred remuneration	$(3,337)	(2,628)
Difference in reporting the allowance for loan losses, net	20,390	20,251
Other income or expense not yet reported for tax purposes	2,184	1,850
Depreciable assets	(1,782)	(1,434)
Other items	1,593	1,590
Net deferred tax asset at end of year	19,048	19,629
Net deferred tax asset at beginning of year	19,629	21,783

Deferred tax expense	$581	2,154

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $19.0 million and $19.6 million at December 31, 2010 and 2009, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $3.7 million and $1.2 million at December 31, 2010 and 2009, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax liability of $987 thousand and $344 thousand at December 31, 2010 and 2009, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended
	December 31,
	2010	2009	2008
Statutory federal income tax rate Increase/(decrease) in taxes resulting from:	35.0%	35.0	35.0
Tax exempt income	(2.7)	(3.3)	(3.2)
State income tax (including alternative minimum tax), net of federal tax benefit	1.3	2.0	1.6
Previously unrecognized tax benefit	-	-	(1.1)
Other items	(0.4)	1.3	-
Effective income tax rate	33.2%	35.0	32.3

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

During 2010 and 2009, the Company amended various federal and state tax returns as a result of a deferred tax deduction for financial reporting purposes not being recorded for tax return purposes. Consequently, included in the balance of unrecognized tax reserves at December 31, 2010, the Company established a reserve of $450 thousand with respect to the probability of collection.

Notes to Consolidated Financial Statements(continued)

For the years ended December 31, 2010 and 2009 the unrecognized tax reserves and change in those reserves from the beginning of the year are as follows:

(dollars in thousands)

Balance January 1, 2009	$878

Reserve for amended tax returns filed in 2009 for tax deductions not received	231
Balance December 31, 2009	1,109

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2010	(204)
Balance December 31, 2010	$905

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized. Management will reevaluate the necessity of these reserves after the affected tax returns have been subject to audit.

The Company anticipates that within the next twelve months approximately $450 thousand of the balance at December 31, 2010 of the unrecognized tax reserve will be settled with the appropriate tax authorities. Therefore during 2011 management would anticipate a reduction in the balance of these reserves.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For 2010, 2009, and 2008, these amounts were not material. Open Federal and New York State tax years are 2007 through 2009 and 2008 and 2009, respectively.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank’s Trust Department. This plan was frozen as of December 31, 2006. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2010 and 2009.

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2010	2009
Projected benefit obligation at beginning of year	$26,664	26,505
Service cost	57	52
Interest cost	1,498	1,525
Benefits paid	(1,595)	(1,695)
Assumption changes	-	613
Net actuarial loss (gain)	491	(336)
Projected benefit obligation at end of year	$27,115	26,664

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2010	2009
Fair Value of plan assets at beginning of year	$28,672	22,122
Actual gain on plan assets	3,296	3,745
Company contributions	1,000	4,500
Benefits paid	(1,595)	(1,695)
Fair value of plan assets at end of year	31,373	28,672

Funded status at end of year	$4,259	2,007

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2010	2009
Net actuarial loss (gain)	$4,454	5,649

The accumulated benefit obligation for the plan was $27.1 million and $26.7 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009 the fair value of plan assets exceeded the accumulated benefit obligation by approximately $4.3 million and $2.0 million respectively.

Notes to Consolidated Financial Statements(continued)

Components of Net Periodic Pension (Credit) Expense and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2010	2009	2008
Service cost	$57	52	49
Interest cost	1,498	1,525	1,467
Expected return on plan assets	(1,814)	(1,386)	(1,974)
Amortization of net loss	203	365	-
Net periodic pension (credit) expense	(56)	556	(458)

Amortization of net loss	(203)	(365)	-

Net actuarial (gain) / loss included in other comprehensive income	(992)	(2,081)	11,158
	(1,195)	(2,446)	11,158
Total recognized in net periodic benefit (credit) cost and other comprehensive income	$(1,251)	(1,890)	10,700

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is approximately $300 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2011	$1,576
2012	1,590
2013	1,611
2014	1,627
2015	1,633
2016 - 2020	8,451

The assumptions used to determine benefit obligations at December 31 are as follows:

	2010	2009	2008
Discount rate	5.62%	5.82	6.01

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2010	2009	2008
Discount rate	5.82%	6.01	5.75
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2010 and 2009, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company's annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $610 thousand, $621 thousand, and $401 thousand, in 2010, 2009, and 2008, respectively.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company’s Trust Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of both December 31, 2010 and 2009, the trusts had assets totaling $5.7 million.

(b) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company’s medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.

Notes to Consolidated Financial Statements(continued)

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums has been eliminated. The Company continues to provide postretirement medical benefits for a limited number of retired executives in accordance with their employment contracts.

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2010 and 2009.

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2010	2009
Accumulated benefit obligation at beginning of year	$1,142	1,125
Service cost	31	27
Interest cost	62	68
Benefits paid	(24)	(11)
Net actuarial gain	(27)	(67)
Accumulated benefit obligation at end of year	$1,184	1,142

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2010	2009
Fair value of plan assets at beginning of year	$12,338	10,384
Actual gain on plan assets	1,216	1,965
Company contributions	24	-
Benefits paid	(24)	(11)
Fair value of plan assets at end of year	13,554	12,338

Funded status at end of year	$12,370	11,196

Amounts recognized in accumulated other comprehensive income consist of the following as of:	December 31,
	2010	2009
Net actuarial gain	$(2,166)	(1,345)
Prior service credit	(4,763)	(5,166)
Total	$(6,929)	(6,511)

Components of Net Periodic Benefit (Credit) and Other Amounts Recognized in Other Comprehensive Income:

	For the years ended
	December 31,
(dollars in thousands)	2010	2009	2008
Service cost	$31	27	30
Interest cost	62	68	61
Expected return on plan assets	(407)	(343)	(468)
Amortization of net actuarial gain	(15)	-	(134)
Amortization of prior service credit	(403)	(403)	(403)
Net periodic benefit credit	(732)	(651)	(914)

Net (gain) loss	(836)	(1,711)	4,481
Amortization of prior service cost	403	403	403
Amortization of net gain	15	-	134
Total amount recognized in other comprehensive income	(418)	(1,308)	5,018

Total amount recognized in net periodic benefit cost and other comprehensive income	$(1,150)	(1,959)	4,104

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $480 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:
Year	Postretirement Benefits

2011	$42
2012	45
2013	48
2014	42
2015	44
2016 - 2020	261

Notes to Consolidated Financial Statements(continued)

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2010	2009	2008
Discount rate	5.62%	5.82	6.01

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2010	2009	2008
Discount rate	5.82%	6.01	5.75
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2010 and thereafter. A one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2010, and the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2010 given the limited number of retirees receiving benefits.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table presents the components of accumulated other comprehensive income (loss), net of tax, related to SFAS No. 158 (ASC 715) as of:

(dollars in thousands)
	December 31, 2010
	Retirement Plan	Post-Retirement Benefit Plan	Total
Unrecognized net actuarial loss	$(2,679)	1,301	(1,378)
Unrecognized prior service cost	-	2,864	2,864
Total	$(2,679)	4,165	1,486

	December 31, 2009
	Retirement Plan	Post-Retirement Benefit Plan	Total
Unrecognized net actuarial loss	$(3,398)	808	(2,590)
Unrecognized prior service cost	-	3,108	3,108
Total	$(3,398)	3,916	518

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, net of tax, at December 31, 2010 and 2009, respectively.

(dollars in thousands)
	December 31, 2010
	Retirement Plan	Post-Retirement Benefit Plan	Total
Decrease in unrecognized net actuarial loss	$719	493	1,212
Amortization of net actuarial gain and prior service cost	-	(244)	(244)
Total	$719	249	968

	December 31, 2009
	Retirement Plan	Post Retirement Benefit Plan	Total
Decrease in unrecognized net actuarial loss	$1,470	1,029	2,499
Amortization of net actuarial gain and prior service cost	-	(242)	(242)
Total	$1,470	787	2,257

Notes to Consolidated Financial Statements(continued)

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2010	2009	2010	2009
Debt Securities	26%	31	30	29
Equity Securities	65	64	66	66
Other	9	5	4	5
Total	100%	100	100	100

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

The Company’s investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 50% to 70% equity securities, 25% to 40% debt securities, and 0% to 10% for other securities for the asset categories. The Company’s investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

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

Retirement Plan	Fair Value Measurements at
	December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets
Cash and cash equivalents	$2,853	2,853	-	-
Equity mutual funds	20,228	20,228	-	-
U.S. government sponsored enterprises	5,491	-	5,491	-
Corporate bonds	2,392	-	2,392	-
Fixed income mutual funds	409	409	-	-
Total Plan Assets	$31,373	23,490	7,883	-

Notes to Consolidated Financial Statements(continued)

Postretirement Benefits
	Fair Value Measurements at
	December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$613	613	-	-
Equity mutual funds	8,928	8,928	-	-
State and political subdivisions	4,011	-	4,011	-

Total Plan Assets	$13,552	9,541	4,011	-

Retirement Plan
	Fair Value Measurements at
	December 31, 2009 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,339	1,339	-	-
Equity mutual funds	18,850	18,850	-	-
Fixed income mutual funds	8,483	8,483	-	-

Total Plan Assets	$28,672	28,672	-	-

Postretirement Benefits
	Fair Value Measurements at
	December 31, 2009 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$627	627	-	-
Equity mutual funds	8,151	8,151	-	-
State and political subdivisions	3,560	-	3,560	-

Total Plan Assets	$12,338	8,778	3,560	-

At December 31, 2010 and 2009, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2010 and 2009.

The Company made contributions of $1 million and $4.5 million to its pension plan during 2010 and 2009, respectively. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2011.

(e) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2010, 2009 or 2008 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $435 thousand for 2010, $416 thousand in 2009 and $363 thousand in 2008.

Notes to Consolidated Financial Statements(continued)

The Company also has an executive incentive plan. The expense of this plan generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $746 thousand, $690 thousand and $1.4 million in 2010, 2009 and 2008, respectively.

The Company has awarded 3.2 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.

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

Under each of these plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four to five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2010, 2009 and 2008, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options
	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price
Balance, January 1, 2008	4,416,777	$10.92	3,845,277	$11.07
New options awarded - 2008	429,000	8.29	12,000	8.29
Expired options - 2008	(212,531)	9.51	(212,531)	9.51
Exercised options - 2008	(793,258)	10.40	(793,258)	10.40
Options became exercisable	-	0.00	114,300	9.91
Balance, December 31, 2008	3,839,988	$10.81	2,965,788	11.31
Expired options - 2009	(384,815)	10.00	(384,815)	10.00
Exercised options - 2009	-	0.00	-	0.00
Options became exercisable	-	0.00	197,700	9.23
Balance, December 31, 2009	3,455,173	10.90	2,778,673	11.34
Expired options - 2010	(406,818)	9.47	(406,818)	9.47
Exercised options - 2010	-	0.00	-	0.00
Options became exercisable	-	0.00	197,700	9.23
Balance, December 31, 2010	3,048,355	$11.09	2,569,555	$11.47

The following table summarizes information about total stock options outstanding at December 31, 2010:

Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Between $8.29 and $10.00	1,425,105	4.9 years	$9.37
Greater than $10.00	1,623,250	3.2 years	12.60
Total	3,048,355	4.0 years	$11.09

Notes to Consolidated Financial Statements(continued)

The following table summarizes information about total stock options exercisable at December 31, 2010:

Range of Exercise Price	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Between $8.29 and $10.00	946,305	3.9 years	$9.53
Greater than $10.00	1,623,250	3.2 years	12.60
Total	2,569,555	3.5 years	$11.47

At December 31, 2010, there was no intrinsic value of outstanding stock options and vested stock options. The Company expects all unvested options to vest according to plan provisions.

The total intrinsic value of stock options exercised was $1.4 million in 2008. The amount of consideration received from the exercise of stock options in 2008 was $8.2 million. The tax benefit realized from stock options exercised in 2008 was $544 thousand. No stock options were exercised in 2010 or 2009. It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Stock-based Compensation Expense: Stock-based compensation expense totaled $176 thousand, $214 thousand and $182 thousand in 2010, 2009 and 2008, respectively, related to the 2004 TrustCo Bank Corp NY Stock Option Plan. In addition, $11 thousand of stock-based compensation expense was recognized in 2008, related to the 2004 Directors Stock Option Plan. No such expense was recorded in 2010 or 2009 as no stock options were granted to directors. Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying consolidated statements of income related to stock-based compensation in 2010, 2009 and 2008 was $62 thousand, $75 thousand and $62 thousand, respectively. Unrecognized stock-based compensation expense related to non-vested stock options totaled $269 thousand at December 31, 2010. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 1.9 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2008 estimated using the Black-Scholes option pricing model, was $0.88. The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. There were no stock options granted in 2010 or 2009. The assumptions used to determine the fair value of options granted during 2008 are detailed in the table below:

	2008
	Employees' Plan		Directors' Plan
Expected dividend yield	5.31%		5.31
Risk-free interest rate	3.63		3.42
Expected volatility rate	18.87		18.80
Expected lives	7.5	years	6.0

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2011	$6,486
2012	6,299
2013	6,058
2014	6,002
2015	5,563
2016 and after	50,961
$81,369

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.5 million in 2010, $5.6 million in 2009 and $5.1 million in 2008. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2015.

Notes to Consolidated Financial Statements(continued)

(11) Earnings Per Share

A reconciliation of the component parts of earnings per share for 2010, 2009 and 2008 follows:

(dollars in thousands, except per share data)	Income	Weighted Average Shares Outstanding	Per Share Amounts
For the year ended December 31, 2010:
Basic EPS:
Income available to common shareholders	$29,321	76,935	$0.381
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$29,321	76,935	$0.381
For the year ended December 31, 2009:
Basic EPS:
Income available to common shareholders	$28,120	76,482	$0.368
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$28,120	76,482	$0.368
For the year ended December 31, 2008:
Basic EPS:
Income available to common shareholders	$34,077	75,762	$0.450
Effect of Dilutive Securities:
Stock Options	-	31	-
Diluted EPS	$34,077	75,793	$0.450

As of December 31, 2010 and 2009, the number of antidilutive stock options excluded from diluted earnings per share was approximately 3.0 million and 3.6 million, respectively.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2010 and 2009, was $342.7 million and $358.5 million, respectively. Approximately 82% and 81% of these commitments were for variable rate products at the end of 2010 and 2009, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $6.1 million and $7.5 million at December 31, 2010 and 2009, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2010 and 2009 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value of Financial Instruments

Fair value measurements (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:

Notes to Consolidated Financial Statements(continued)

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

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale and Trading Securities: Securities available for sale and trading securities are fair valued utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. Included in earnings as a result of the changes in fair value of trading securities were $350 thousand of net trading losses and $155 thousand of net trading gains for the years ended December 31, 2009 and 2008, respectively. There were no trading gains or losses in 2010. Also classified as available for sale securities are equity securities where fair value is determined by quoted market prices and these are designated as Level 1.

Other Real Estate Owned: The fair value of other real estate owned is determined by use of appraisals, comparable sales and property valuation techniques. This results in a Level 3 classification of the inputs for determining fair value. At December 31, 2010 and 2009, the majority of other real estated owned consisted of residential real estate property.

Impaired Loans:  Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral and takes into consideration the costs necessary to dispose of the property. Collateral values are estimated using Level 3 input based on the discounting of the collateral measured by appraisals. At December 31, 2010 and 2009, impaired loan consisted primarily of loans secured by commercial real estate.

Assets and liabilities measured at fair value under ASC 820 on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$614,886	-	614,886	-
State and political subdivisions	79,764	-	79,764	-
Mortgage-backed securities and collateralized mortgage obligations - residential	73,567	-	73,567	-
Corporate bonds	115,504	-	115,504	-
Other securities	967	317	650	-

Total securities available-for-sale	$884,688	317	884,371	-

Notes to Consolidated Financial Statements(continued)

	Fair Value Measurements at December 31, 2009 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$523,483	-	523,483	-
State and political subdivisions	93,215	-	93,215	-
Mortgage-backed securities and collateralized mortgage obligations - residential	104,901	-	104,901	-
Corporate bonds	81,445	-	81,445	-
Other securities	958	308	650	-

Total securities available-for-sale	$804,002	308	803,694	-

There was no transfers between Level 1 and Level 2 in 2010 and 2009.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)

Other real estate owned	$7,416	-	-	7,416
Impaired Loans	8,307	-	-	8,307

Other real estate owned, which is carried at fair value, approximates $7.4 million at December 31, 2010. A valuation charge of $2.6 million is included in earnings for the year ended December 31, 2010.

At December 31, 2010, impaired loans had a fair value of $8.3 million. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans. Gross charge-offs related to impaired loans were $2.6 million for the year ended December 31, 2010.

	Fair Value Measurements at December 31, 2009 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)

Other real estate owned	$9,019	-	-	9,019
Impaired Loans	12,109	-	-	12,109

Other real estate owned, which is carried at fair value, approximated $9.0 million at December 31, 2009. A valuation charge of $1.2 million was included in earnings for the year then ended.

At December 31, 2009, impaired loans had a fair value of $12.1 million. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans. Gross charge-offs related to these loans were $1.9 million for the year ended December 31, 2009.

Notes to Consolidated Financial Statements(continued)

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2010 and 2009 are as follows:

	As of
(dollars in thousands)	December 31, 2010
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$444,250	444,250
Securities available for sale	891,601	891,601
Held to maturity securities	191,712	200,206
Loans	2,313,354	2,372,880
Accrued interest receivable	13,178	13,178
Financial liabilities:
Demand deposits	251,091	251,091
Interest bearing deposits	3,302,996	3,305,586
Short-term borrowings	124,615	124,615
Accrued interest payable	1,073	1,073

	As of
(dollars in thousands)	December 31, 2009
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$145,894	145,894
Securities available for sale	810,365	810,365
Held to maturity securities	374,871	379,562
Loans	2,243,945	2,285,256
Accrued interest receivable	14,198	14,198
Financial liabilities:
Demand deposits	258,759	258,759
Interest bearing deposits	3,046,401	3,054,598
Short-term borrowings	107,728	107,728
Accrued interest payable	1,589	1,589

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

Notes to Consolidated Financial Statements(continued)

(14) Regulatory Capital Requirements

Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2010 and 2009, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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

Management believes that as of December 31, 2010 and 2009, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2010 and 2009, for Trustco Bank:

(dollars in thousands)	As of December 31, 2010		Adequately
	Amount	Ratio	Capitalized*

Leverage capital	$250,093	6.46%	4.00%
Tier 1 risk-based capital	250,093	12.17	4.00
Total risk-based capital	275,988	13.43	8.00

(dollars in thousands)	As of December 31, 2009		Adequately
	Amount	Ratio	Capitalized*

Leverage capital	$234,250	6.44%	4.00%
Tier 1 risk-based capital	234,250	11.45	4.00
Total risk-based capital	259,972	12.71	8.00

*Office of Thrift Supervision minimum requirements to be considered to be Adequately Capitalized

The following is a summary of actual capital amounts and ratios as of December 31, 2010 and 2009 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2010
	Amount	Ratio

Leverage capital	$259,006	6.68%
Tier 1 risk-based capital	259,006	12.57
Total risk-based capital	284,959	13.83

(dollars in thousands)	As of December 31, 2009
	Amount	Ratio

Leverage capital	$246,407	6.76%
Tier 1 risk-based capital	246,407	12.04
Total risk-based capital	272,133	13.30

Notes to Consolidated Financial Statements(continued)

(15) Recent Accounting Pronouncements

In July 2010, the FASB amended previous guidance relating to the disclosure of the allowance for credit losses and the credit quality of financing receivables.  The objective of the amendments is for an entity to provide disclosures that facilitate financial statement users' evaluation of the nature of credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This update provides a list of amendments to existing disclosures about financing receivables on a disaggregated basis with two levels - portfolio segment and class of financing receivable, as well as a list of additional disclosures about financing receivables.  The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.  The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  In January 2011, the FASB temporarily delayed the effective date of the disclosures about troubled debt restructurings. Those disclosures are anticipated to be effective for interim and annual reporting periods ending after June 15, 2011. The Company does not expect the adoption of this standard to have a material effect on the Company's operating results or financial condition.

Notes to Consolidated Financial Statements(continued)

(16) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2010	2009	2008

Dividends and interest from subsidiaries	$14,128	13,771	28,302
Net loss on sales of securities	-	-	(317)
Income from other investments	3	1	112
Total income	14,131	13,772	28,097
Expense:
Operating supplies	81	66	90
Professional services	599	366	338
Miscellaneous expense	329	417	330
Total expense	1,009	849	758
Income before income taxes and subsidiaries' undistributed earnings	13,122	12,923	27,339
Income tax benefit	(343)	(228)	(276)
Income before subsidiaries' undistributed earnings	13,465	13,151	27,615
Equity in undistributed earnings of subsidiaries	15,856	14,969	6,462
Net income	$29,321	28,120	34,077

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2010	2009
Cash in subsidiary bank	$9,339	12,622
Investments in subsidiaries	246,502	233,501
Securities available for sale	317	308
Other assets	30	46
Total assets	256,188	246,477
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	748	799
Total liabilities	748	799
Shareholders' equity	255,440	245,678
Total liabilities and shareholders' equity	$256,188	246,477

Notes to Consolidated Financial Statements(continued)

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2010	2009	2008
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$29,321	28,120	34,077
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(15,856)	(14,969)	(6,462)
Stock based compensation expense	176	214	193
Net loss / (gain) on sales of securities	-	-	317
Net change in other assets and accrued expenses	(310)	(209)	(817)
Total adjustments	(15,990)	(14,964)	(6,769)
Net cash provided by operating activities	13,331	13,156	27,308
Cash flows from investing activities:
Proceeds from sale of securities available for sale	-	-	8,673
Purchases of securities available for sale	-	-	(3,978)
Net cash provided by investing activities	-	-	4,695
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	-	-	8,908
Dividends paid	(19,447)	(26,313)	(37,028)
Payments to acquire treasury stock	-	-	(8,164)
Proceeds from sales of treasury stock	2,833	3,909	5,971

Net cash used in financing activities	(16,614)	(22,404)	(30,313)

Net (decrease) increase in cash and cash equivalents	(3,283)	(9,248)	1,690

Cash and cash equivalents at beginning of year	12,622	21,870	20,180

Cash and cash equivalents at end of year	$9,339	12,622	21,870

Supplemental Information:
(Decrease) / increase in dividends payable	$271	(3,578)	(3,683)
Change in unrealized gain/(loss) on securities available for sale - gross	9	(3)	525
Change in deferred tax effect on unrealized loss/(gain) on securities available for sale	(4)	2	(209)

Branch Locations

New York	Central Ave. Office	Fishkill Office
	40 Central Ave.	1542 Route 52
Airmont Office	Albany, NY	Fishkill, NY
327 Route 59 East	Telephone: (518) 426-7291	Telephone: (845) 896-8260
Airmont, NY
Telephone: (845) 357-2435	Chatham Office	Freemans Bridge Rd. Office
	193 Hudson Ave.	1 Sarnowski Dr.
Altamont Ave. Office	Chatham, NY	Glenville, NY
1400 Altamont Ave.	Telephone: (518) 392-0031	Telephone: (518) 344-7510
Schenectady, NY
Telephone: (518) 356-1317	Clifton Country Road Office	Glens Falls Office
	7 Clifton Country Rd.	100 Glen St.
Altamont Ave. West Office	Clifton Park, NY	Glens Falls, NY
1900 Altamont Ave.	Telephone: (518) 371-5002	Telephone: (518) 798-8131
Rotterdam, NY
Telephone: (518) 355-1900	Clifton Park Office	Greenwich Office
	1018 Route 146	131 Main St.
Ardsley Office	Clifton Park, NY	Greenwich, NY
33-35 Center St.	Telephone: (518) 371-8451	Telephone: (518) 692-2233
Ardsley, NY
Telephone: (914) 693-3254	Cobleskill Office	Guilderland Office
	104 Merchant Pl.	3900 Carman Rd.
Ballston Spa Office	Cobleskill, NY	Schenectady, NY
235 Church Ave.	Telephone: (518) 254-0290	Telephone: (518) 355-4890
Ballston Spa, NY
Telephone: (518) 885-1561	Colonie Office	Halfmoon Office
	1892 Central Ave.	Country Dollar Plaza
Bedford Hills Office	Colonie Plaza, Colonie, NY	Halfmoon, NY
180 Harris Rd.	Telephone: (518) 456-0041	Telephone: (518) 371-0593
Bedford Hills, NY
Telephone: (914) 666-6230	Crestwood Plaza Office	Hartsdale Office
	415 Whitehall Rd.	220 East Hartsdale Ave.
Brandywine Office	Albany, NY	Hartsdale, NY
1048 State St.	Telephone: (518) 482-0693	Telephone: (914) 722-2640
Schenectady, NY
Telephone: (518) 346-4295	Delmar Office	Highland Office
	167 Delaware Ave.	3580 Route 9W
Briarcliff Manor Office	Delmar, NY	Highland, NY
75 North State Rd.	Telephone: (518) 439-9941	Telephone: (845) 691-7023
Briarcliff Manor, NY
Telephone: (914) 762-7133	East Greenbush Office	Hoosick Falls Office
	501 Columbia Turnpike	47 Main St.
Bronxville Office	Rensselaer, NY	Hoosick Falls, NY
5-7 Park Place	Telephone: (518) 479-7233	Telephone: (518) 686-5352
Bronxville, NY
Telephone: (914) 771-4180	Elmsford Office	Hudson Office
	100 Clearbrook Rd.	507 Warren St.
Brunswick Office	Elmsford, NY	Hudson, NY
740 Hoosick Rd.	Telephone: (914) 345-1808	Telephone: (518) 828-9434
Troy, NY
Telephone: (518) 272-0213	Exit 8/Crescent Rd. Office	Hudson Falls Office
	1532 Crescent Rd.	3750 Burgoyne Ave.
	Clifton Park, NY	Hudson Falls, NY
	Telephone: (518) 383-0039	Telephone: (518) 747-0886

Branch Locations(continued)

Kingston Office	Monroe Office	Pomona Office
1220 Ulster Ave.	791 Route 17M	1581 Route 202
Kingston, NY	Monroe, NY	Pomona, NY
Telephone: (845) 336-5372	Telephone: (845) 782-1100	Telephone: (845) 354-0176

Lake George Office	Mont Pleasant Office	Poughkeepsie Office
4066 Route 9L	959 Crane St.	2656 South Rd.
Lake George, NY	Schenectady, NY	Poughkeepsie, NY
Telephone: (518) 668-2352	Telephone: (518) 346-1267	Telephone: (845) 485-6419

Latham Office	Mt. Kisco Office	Queensbury Office
1 Johnson Rd.	222 East Main St.	118 Quaker Rd. Suite 1
Latham, NY	Mt. Kisco, NY	Queensbury, NY
Telephone: (518) 785-0761	Telephone: (914) 666-2362	Telephone: (518) 798-7226

Loudon Plaza Office	New City Office	Red Hook Office
372 Northern Blvd.	20 Squadron Blvd.	7391 S. Broadway (Rt. 9)
Albany, NY	New City, NY	Red Hook, NY
Telephone: (518) 462-6668	Telephone: (845) 634-4571	Telephone: (845) 752-2224

Madison Ave. Office	New Scotland Office	Rotterdam Office
1084 Madison Ave.	301 New Scotland Ave.	Curry Road Shopping Ctr.
Albany, NY	Albany, NY	Rotterdam, NY
Telephone: (518) 489-4711	Telephone: (518) 438-7838	Telephone: (518) 355-8330

Malta 4 Corners Office	Newton Plaza Office	Rotterdam Square Office
2471 Route 9	602 New Loudon Rd.	93 W. Campbell Rd.
Malta, NY	Latham, NY	Rotterdam, NY
Telephone: (518) 899-1056	Telephone: (518) 786-3687	Telephone: (518) 377-2393

Malta Mall Office	Niskayuna-Woodlawn Office	Route 2 Office
43 Round Lake Rd.	3461 State St.	201 Troy-Schenectady Rd.
Ballston Lake, NY	Schenectady, NY	Latham, NY
Telephone: (518) 899-1558	Telephone: (518) 377-2264	Telephone: (518) 785-7155

Mamaroneck Office	Northern Pines Road Office	Route 7 Office
180-190 East Boston Post Rd.	649 Maple Ave.	1156 Troy-Schenectady Rd.
Mamaroneck, NY	Saratoga Springs, NY	Latham, NY
Telephone: (914) 777-3023	Telephone: (518) 583-2634	Telephone: (518) 785-4744

Mayfair Office	Nyack Office	Saratoga Office
286 Saratoga Rd.	21 Route 59	34 Congress St.
Glenville, NY	Nyack, NY	Saratoga Springs, NY
Telephone: (518) 399-9121	Telephone: (845) 353-2035	Telephone: (518) 587-3520

Mechanicville Office	Peekskill Office	Schaghticoke Office
9 Price Chopper Plaza	20 Welcher Ave.	2 Main St.
Mechanicville, NY	Peekskill, NY	Schaghticoke, NY
Telephone: (518) 664-1059	Telephone: (914) 739-1839	Telephone: (518) 753-6509

Milton Office	Pelham Office	Scotia Office
2 Trieble Ave.	132 Fifth Ave.	123 Mohawk Ave.
Ballston Spa, NY	Pelham, NY	Scotia, NY
Telephone: (518) 885-0498	Telephone: (914) 632-1983	Telephone: (518) 372-9416

Branch Locations(continued)

Sheridan Plaza Office	Upper Union Street Office	Apollo Beach Office
1350 Gerling St.	1620 Union St.	205 Apollo Beach Blvd.
Schenectady, NY	Schenectady, NY	Apollo Beach, FL
Telephone: (518) 377-8517	Telephone: (518) 374-4056	Telephone: (813) 649-0460

Slingerlands Office	Ushers Road Office	Apopka Office
1569 New Scotland Rd.	308 Ushers Rd.	1134 N. Rock Springs Rd.
Slingerlands, NY	Ballston Lake, NY	Apopka, FL
Telephone: (518) 439-9352	Telephone: (518) 877-8069	Telephone: (407) 464-7373

South Glens Falls Office	Valatie Office	AvalonPark Office
133 Saratoga Rd., St. 1	2929 Route 9	3662 AvalonPark E. Blvd.
South Glens Falls, NY	Valatie, NY	Orlando, FL
Telephone: (518) 793-7668	Telephone: (518) 758-2265	Telephone: (407) 380-2264

State Farm Road Office	Wappingers Falls Office	BeeLineCenter Office
2050 Western Ave.	1490 Route 9	10249 S. John Young Pkwy.
Guilderland, NY	Wappingers Falls, NY	Suite 101
Telephone: (518) 452-6913	Telephone: (845) 298-9315	Orlando, FL
Telephone: (407) 240-0945
State St. Albany Office	West Sand Lake Office
112 State St.	3690 NY Route 43	Bradenton Office
Albany, NY	West Sand Lake, NY	5858 Cortez Rd. West
Telephone: (518) 436-9043	Telephone: (518) 674-3327	Bradenton, FL
Telephone: (941) 792-2604
State St. Schenectady Office	Wilton Mall Office
320 State St.	Route 50	Colonial Drive Office
Schenectady, NY	Saratoga Springs, NY	4450 East Colonial Dr.
Telephone: (518) 381-3831	Telephone: (518) 583-1716	Orlando, FL
Telephone: (407) 895-6393
Stuyvesant Plaza Office	Wolf Road Office
Western Ave. at Fuller Rd.	34 Wolf Rd.	Curry Ford Road Office
Albany, NY	Albany, NY	3020 Lamberton Blvd.
Telephone: (518) 489-2616	Telephone: (518) 458-7761	Orlando, FL
Telephone: (407) 277-9663
Tanners Main Office	Wynantskill Office
345 Main St.	134-136 Main St.	Curry Ford West Office
Catskill, NY	Wynantskill, NY	2838 Curry Ford Rd.
Telephone: (518) 943-2500	Telephone: (518) 286-2674	Orlando, FL
Telephone: (407) 894-8391
Tanners West Office	Florida
238 West Bridge St.		Davenport Office
Catskill, NY	Alafaya Woods Office	42755 Route 27
Telephone: (518) 943-5090	1500 Alafaya Trail	Davenport, FL
	Oviedo, FL	Telephone: (863) 424-9493
Troy Office	Telephone: (407) 359-5991
5th Ave. and State St.		Dean Road Office
Troy, NY	Aloma Office	3920 Dean Rd.
Telephone: (518) 274-5420	4070 Aloma Ave.	Orlando, FL
	Winter Park, FL	Telephone: (407) 657-8001
Union Street East Office	Telephone: (407) 677-1969
1700 Union St.
Schenectady, NY
Telephone: (518) 382-7511

Branch Locations(continued)

Downtown Orlando Office	Leesburg Office	Sarasota Office
415 East Pine St.	1330 Citizens Blvd.	2704 Bee Ridge Rd.
Orlando, FL	Suite 101	Sarasota, FL
Telephone: (407) 422-7129	Leesburg, FL	Telephone: (941) 929-9451
Telephone: (352) 365-1305
East Colonial Office		South Clermont Office
12901 East Colonial Dr.	Longwood Office	16908 High Grove Blvd.
Orlando, FL	1400 West State Rd. 434	Clermont, FL
Telephone: (407) 275-3075	Longwood, FL	Telephone: (352) 243-9511
Telephone: (407) 339-3396
Englewood Office		Sun CityCenter
2930 S. McCall Rd.	Maitland Office	4441 Sun CityCenter
Englewood, FL	9400 US Rt. 17/92	Sun City Center, FL
Telephone: (941) 460-0601	Suite 1008	Telephone: (813) 633-1468
Maitland, FL
Gateway Commons Office	Telephone: (407) 332-6071	Sweetwater Office
1525 E. Osceola Pkwy.		671 N. Hunt Club Rd.
Suite 120	North Clermont Office	Longwood, FL
Kissimmee, FL	12302 Roper Blvd.	Telephone: (407) 774-1347
Telephone: (407) 932-0398	Clermont, FL
	Telephone: (352) 243-2563	Tuskawilla Road Office
Goldenrod Office		1295 Tuskawilla Rd.
7803 E. Colonial Rd.	Orange City Office	Winter Springs, FL
Suite 107	902 Saxon Blvd.Suite 101	Telephone: (407) 695-5558
Orlando, FL	Orange City, FL
Telephone: (407) 207-3773	Telephone: (386) 775-1392	Venice Office
2057 S. Tamiami Trail
Lady Lake Office	Osprey Office	Venice, FL
873 N. US Highway 27/441	1300 South Tamiami Trail	Telephone: (941) 496-9100
Lady Lake, FL	Osprey, FL
Telephone: (352) 205-8893	Telephone: (941) 918-9380	WestwoodPlaza Office
4942 West SR 46
Lake Mary Office	Oviedo Office	Suite 1050
350 West Lake Mary Blvd.	1875 W. County Road 419	Sanford, FL
Sanford, FL	Suite 600	Telephone: (407) 321-4925
Telephone: (407) 330-7106	Oviedo, FL
	Telephone: (407) 365-1145	Windermere Office
Lake Square Office		2899 Maguire Rd.
10105 Route 441	Pleasant Hill Commons Office	Windermere, FL
Leesburg, FL	3307 S. Orange Blossom Trail	Telephone: (407) 654-0498
Telephone: (352) 323-8147	Kissimmee, FL
	Telephone: (407) 846-8866	Winter Garden Office
Lee Road Office		16118 Marsh Rd.
1084 Lee Rd., Suite 11	Port Orange Office	Winter Garden, FL
Orlando, FL	3751 Clyde Morris Blvd.	Telephone: (407) 654-4609
Telephone: (407) 532-5211	Port Orange, FL
	Telephone: (386) 322-3730	Winter Haven Office
Lee Vista Office		7460 Cypress Gardens Blvd. SE
8288 Lee Vista Blvd.	Rinehart Road Office	Winter Haven, FL
Suite E	1185 Rinehart Rd.	Telephone: (863) 326-1918
Orlando, FL	Sanford, FL
Telephone: (321) 235-5583	Telephone: (407) 268-3720

Branch Locations(continued)

Winter Springs Office	Lee Office	Ramsey Office
851 East SR 434	43 Park St.	385 N. Franklin Turnpike
Winter Springs, FL	Lee, MA	Ramsey, NJ
Telephone: (407) 327-6064	Telephone: (413) 243-4300	Telephone: (201) 934-1429

Massachusetts	Pittsfield Office	Vermont
1 Dan Fox Dr.
Allendale Office	Pittsfield, MA	Bennington Office
5 Cheshire Rd., Suite 18	Telephone: (413) 442-1330	215 North St.
Pittsfield, MA		Bennington, VT
Telephone: (413) 236-8400	New Jersey	Telephone: (802) 447-4952

Great Barrington Office	Northvale Office
326 Stockbridge Rd.	220 Livingston St.
Great Barrington, MA	Northvale, NJ
Telephone: (413) 644-0054	Telephone: (201) 750-1501

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND CHIEF EXECUTIVE OFFICER	Dennis A. De Gennaro, President
Robert J. McCormick	Camelot Associates Corporation
Commercial and Residential Construction
EXECUTIVE VICE PRESIDENT AND	Joseph A. Lucarelli, President
CHIEF FINANCIAL OFFICER	Traditional Builders
Robert T. Cushing	Residential Construction
Thomas O. Maggs, President
EXECUTIVE VICE PRESIDENT AND	Maggs & Associates
CHIEF BANKING OFFICER	Insurance Agency
Scot R. Salvador	Anthony J. Marinello, M.D., Ph.D.
Physician
SECRETARY	Robert A. McCormick
Robert M. Leonard	Retired Chairman
TrustCo Bank Corp NY
TREASURER	Robert J. McCormick, President and Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY
William D. Powers, Partner
ASSISTANT SECRETARIES	Powers & Co., LLC
Sharon J. Parvis	Consulting
Thomas M. Poitras	William J. Purdy, President
Welbourne & Purdy Realty, Inc.
Directors of TrustCo Bank Corp	Real Estate
NY are also Directors of Trustco Bank	Chairman, TrustCo Bank Corp NY

HONORARY DIRECTORS

Lionel O. Barthold	John S. Morris, Ph.D.	Anthony M. Salerno
Bernard J. King	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry

Trustco Bank Officers

PRESIDENT AND	BRANCH ADMINISTRATION	PERSONNEL/ FACILITIES/ GENERAL SERVICES
CHIEF EXECUTIVE OFFICER	Senior Vice President/Florida Regional President	RETAIL AND COMMERCIAL LENDING
Robert J. McCormick	Eric W. Schreck	Senior Vice President
	Vice Presidents	Robert M. Leonard
EXECUTIVE VICE PRESIDENT AND	Patrick M. Canavan	Administrative Vice President
CHIEF FINANCIAL OFFICER	John R. George	Michael J. Lofrumento
Robert T. Cushing	Assistant Vice Presidents	Vice Presidents
	Amy E. Anderson	Sharon J. Parvis
EXECUTIVE VICE PRESIDENT AND	Takla A. Awad	Mary Jean Riley
CHIEF BANKING OFFICER	Clint M. Mallard	Assistant Vice Presidents
Scot R. Salvador	Officer	Michelle L. Simmonds
	Carly K. Batista	Paul R. Steenburgh
AUDITOR		Officers
Kenneth E. Hughes, Jr.	BUSINESS DEVELOPMENT	Daniel A. Centi
	Officer	Bradley T. Delarm
ACCOUNTING/FINANCE	Paul D. Matthews	Lara Ann Gough
Administrative Vice President		Joseph N. Marley
Michael M. Ozimek	COMPLIANCE	James M. Poole
Vice Presidents	Vice President
Daniel R. Saullo	Thomas M. Poitras	QUALITY CONTROL/
Kevin T. Timmons	Assistant Vice President	TRAINING
	Michael J. Ewell	Officer
Joseph M. Rice
INFORMATION TECHNOLOGY
	Director of Technology	TRUST DEPARTMENT
	Volney R. LaRowe	Administrative Vice President
Patrick J. LaPorta, Esq.
	OPERATIONS	Officers
	Administrative Vice President	Jesse C. Koepp
	Kevin M. Curley	Richard W. Provost
	Assistant Vice President	Kevin T. Smith
Michael V. Pitnell

General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 19, 2011	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
1930 Curry Road
Schenectady, NY 12303

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Registrar and Trust Company (“R&T”) acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact R&T at 1-800-368-5948.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write to Registrar and Trust Company listed as transfer agent at the bottom of this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2010 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, Treasurer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Senior Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There are approximately 14 thousand shareholders of record of TrustCo common stock.

SUBSIDIARIES:
Trustco Bank	ORE Subsidiary Corp.
Glenville, New York	Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)	ORE Property, Inc.
Trustco Realty Corp	Glenville, New York
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE-Alt, NASDAQ) banks and thrifts in SNL's coverage universe. The index included 502 companies as of February 8, 2011. A list of the component companies can be obtained by contacting TrustCo. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.

Share Price Information (continued)