Form 10-K, Exhibit 13
period 2011-12-31
TRUSTCO BANK CORP N Y
filed 2012-03-02
CIK 357301

EXHIBIT 13

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank, operates 137 community banking offices and 144 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 28 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2011		2010	Percent Change
Income:
Net interest income (Taxable Equivalent)	$135,717		128,963	5.24%
Net Income	33,087		29,321	12.84
Per Share:
Basic earnings	0.389		0.381	2.10
Diluted earnings	0.389		0.381	2.10
Tangible book value	3.62		3.31	9.37
Average Balances:
Assets	4,089,790		3,795,667	7.75
Loans, net	2,423,337		2,320,010	4.45
Deposits	3,637,595		3,403,580	6.88
Shareholders' equity	299,739		255,332	17.39
Financial Ratios:
Return on average assets	0.81%		0.77	5.19
Return on average equity	11.04		11.48	(3.83)
Consolidated tier 1 capital to:
Total average assets (leverage)	8.14		6.68	21.86
Risk-adjusted assets	15.97		12.57	27.05
Total capital to risk-adjusted assets	17.23		13.83	24.58
Net loans charged off to average loans	0.49		0.81	(39.43)
Allowance for loan losses to nonperforming loans	1.00	x	0.86	16.28
Efficiency ratio	49.15%		50.77	(3.19)
Dividend Payout ratio	67.71		67.25	0.68

Per Share information of common stock

				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2011
First quarter	$0.096	0.096	0.0656	3.34	6.59	5.50
Second quarter	0.100	0.100	0.0656	3.47	6.20	4.90
Third quarter	0.100	0.100	0.0656	3.62	5.00	3.95
Fourth quarter	0.093	0.093	0.0656	3.62	5.66	4.27

2010
First quarter	$0.090	0.090	0.0625	3.26	6.57	5.57
Second quarter	0.093	0.093	0.0625	3.31	7.15	5.60
Third quarter	0.109	0.109	0.0656	3.39	5.92	5.21
Fourth quarter	0.090	0.090	0.0656	3.31	6.57	5.34

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Average Balances, Yields and Net Interest Margins	15

Glossary of Terms	30-32

Management’s Report on Internal Control Over Financial Reporting	33

Reports of Independent Registered Public Accounting Firm	34

Consolidated Financial Statements and Notes	35

Branch Locations	80-83

Officers and Board of Directors	84-85

General Information	86

Share Price Information	87 – 88

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President’s Message

Dear Fellow Shareholders,

2011 was an excellent year for TrustCo.  Net income grew 12.8% to $33.1 million compared to $29.3 million for 2010.  We also completed an ambitious stock offering during the year, increasing our capital ratio to over 8%.  We are proud of our accomplishments and look forward with optimism to 2012.

This year will mark the ten year anniversary of our expansion plan.   In 2002 we opened our first office outside the Capital Region, in Westchester County, New York.  Trustco Bank now has offices in five states and over $4.2 billion in assets, and deposits in our new markets exceed $1 billion.   Since the beginning of the expansion program, Trustco has opened 86 branch offices, more than doubling the size of our bank.

While we will probably never have a year when we don’t open a new office, the pace of openings has slowed considerably.  In 2010 we opened two offices, both in Florida, and during 2011 we opened just three offices, in Niskayuna and Glenmont in upstate New York and our Kingston office in Ulster County, New York.

As we implemented our expansion program our goal has always been to achieve profitable growth.  Our net income growth in 2011, and the fact that we were profitable throughout the turmoil of the last five years speaks to that focus.  TrustCo had another solid year of balance sheet growth in 2011, with loans and deposits showing significant increases.  Loans were up 7.0% to $2.5 billion and deposits grew by $182 million or 5.1%.   We believe our success in growing customer relationships provides the basic building blocks that will drive profitable growth over the coming years.

Our efficiency ratio was 49.15% for 2011 and continues to be considered world class.  We look to improve this ratio further as we move through 2012.  Expense control has always been a hallmark at TrustCo.  Another important ratio is our return on average equity which finished the year at an impressive 11.04%. This is significant since we increased equity during 2011 and still were able to keep this ratio above 11.00%.

President’s Message (continued)

This year we completed a major stock offering, enhancing our capital position to support additional growth and prepare for possible changes in regulatory capital requirements.  We were able to raise $67.6 million which increased our capital position to over 8%.  As of December 31, 2011 TrustCo’s dividend yield was 4.7% and during 2011 TrustCo paid out 67.71% of net income to shareholders in the form of cash dividends.

We have recently changed the name of our Trust Department to Trustco Financial Services.  This name change reflects the broad range of services that we have provided and will continue to provide to our customers.  Our financial services staff welcomes a meeting with anyone interested in discussing their investment portfolio, financial planning and/or estate planning needs.

Regulatory issues and changes continue to be something that we will be mindful of during 2012 and beyond.   Our long term focus on traditional lending and conservative balance sheet management has allowed us to direct our efforts towards expanding our deposit and loan base.  Growth in loans and deposits, and the customer relationships that they represent, is fundamental to the long term success of our Company.

During 2012 we again received many awards and recognition from various news and rating organizations.  We are proud of this third party recognition however we are ever mindful of the greater importance of continued profitability, financial strength and growth.

•	Top 100 banks in the country-Bank Director Magazine, 3rd quarter 2011
•	12th Nationally-ABA Journal, April 2011
•	Top 20 Savings Banks in the Country, SNL Thrift Investor, July 2011
•	Top 25 best Bank Nationally, American Banker Magazine, September 2011

There were a number of senior level promotions in 2011.  We congratulate Kevin Curley, Thomas Poitras, Michael Pitnell, and Michelle Simmonds on their promotions.

We are proud of all of our management team and we feel they have the experience and ability to continue to lead the Company for years to come.

We are optimistic that 2012 will be another year of growth and sustained profitability for TrustCo, and on behalf of the Board of Directors and employees, we thank you for your support.

Sincerely,

/s/ Robert J. McCormick
Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (“Company”, or “TrustCo”), during 2011 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2011 should be read in conjunction with this review. Reclassifications are made where necessary to conform with the current year’s presentation.

TrustCo made significant progress in 2011 despite continued softness in the economy and a generally difficult operating environment for banks.  Among the key accomplishments for 2011 were:

●	Net income was up 12.8% to $33.1 million in 2011 versus 2010;

●
Loans and deposits, the basic building blocks needed to drive profit growth, showed solid gains.  Average deposits and average loans were up $234 million and $103 million, respectively, for 2011 compared to the prior year;

●	Net interest income increased by $7.4 million in 2011 compared to 2010, driven by the expansion of the balance sheet;

●	Nonperforming assets declined during the year and the ratio of nonperforming assets to total assets improved to 1.27% at December 31, 2011 from 1.42% a year earlier;

●	The efficiency ratio improved to a 49.15% for 2011, breaking below the 50% level for the first time since 2007, and;

●
Shareholders’ equity was enhanced by $67.6 million of new capital raised in a sale of common stock during the year, strengthening already solid capital ratios and helping to position the Company for future growth.

The Company was able to achieve these accomplishments, despite a continued weak economy and increased regulatory burden by executing its long term plan focused on traditional lending criteria and conservative balance sheet management.  Success in achieving its goals, including the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets is fundamental to the long term success of the Company.

Return on average equity was 11.04% in 2011 compared to 11.48% in 2010, while return on average assets was 0.81% in 2011 and 0.77% in 2010.  Increased capital from the common stock offering led to the lower return on average equity for 2011.

The operating environment during 2011 remained mixed. Financial markets showed gains in some segments, including the Dow Jones Industrial Average (up 5.5%), and most domestic fixed income securities, while other domestic equity indices were flat or down, including the S&P 500 (no change) and the Russell 2000 index (down 5.5%).  United States Treasuries saw significant price gains as yields moved lower, with most other domestic fixed income securities seeing similar though less pronounced moves.  Lower Treasury yields were prompted by money flows into this perceived safe haven, despite the economic and fiscal issues that the United States faces.  Most overseas markets experienced downturns during 2011, with the European crisis in focus as the most important issue during the course of much of the year.  Despite gains in some segments of the financial markets and some modest gains in some parts of the economy, the underlying economy of the United States continued to face many significant challenges.  The economic recession that the United States endured technically ended in 2010 but key measures of the health of the economy remain at troubling levels and have failed to show significant progress.   High unemployment levels and stagnant or declining real estate values are prime examples of the major issues that overhang the economy. Residential mortgage loans, particularly the higher risk types of products popular prior to the financial crisis, continue to be a source of significant concern, with high levels of delinquencies, defaults and foreclosures. One result of this has been a lengthening in the time between the initiation of foreclosure and the lender actually being able to resolve the problem loan. The number of bank failures declined to 92 during 2011 compared to 157 in 2010, but the number of troubled banks, as defined by the FDIC, remains high at over 800.  In a broader sense, the unprecedented intervention by governments in markets and attempts to stimulate the economy have led to very large fiscal deficits for the United States and other nations, which we expect will have long term consequences. The sharp easing of monetary policy during 2007-2008 and some of the market interventions have yet to be unwound, while some of these programs have actually grown. Finally, the impact of regulatory changes that have been enacted has only partly been felt at this point, and we expect that these changes will continue to impact the banking industry going forward.

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

Overview

Overall, 2011 was marked by growth in the two key drivers of the Company’s long-term performance, deposits and loans. Deposits ended 2011 at $3.74 billion, an increase of $181.9 million or 5.1% from the prior year end, and the loan portfolio grew to a total of $2.52 billion, an increase of $166.0 million or 7.0% over the 2010 year-end balance. The increase in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $33.1 million or $0.389 of diluted earnings per share for the year ended December 31, 2011, compared to $29.3 million or $0.381 of diluted earnings per share for the year ended December 31, 2010. This represents an increase of 12.8% in net income between 2010 and 2011.  The difference in growth rates between net income and earnings per share is due to additional shares outstanding, on average, in 2011 as the result of the company’s July offering of common shares.

During 2011, the following had a significant effect on net income:

●
an increase of $6.8 million in taxable equivalent net interest income compared to 2010, resulting from an increase in the average balance of interest earning assets of $302.8 million, an increase in interest bearing liabilities of $241.8 million and a decrease of 10 basis points (“bp”) in the net interest margin,

●	a decrease in the provision for loan losses from $23.2 million in 2010 to $18.8 million in 2011,
●	the recognition of net gains on securities transactions of $1.4 million in 2011 compared to net securities gains of $3.4 million recorded in 2010,
●	a $1.8 million decline in FDIC and other insurance costs, and
●	an increase of $4.7 million in income taxes from $14.6 million in 2010 to $19.3 million in 2011.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2011 and 2010, including:

●
return on average equity of 11.04% for 2011 and 11.48% for 2010, compared to 7.44% in 2011 and 5.33% in 2010 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion,

●	return on average assets of 0.81% for 2011 and 0.77% for 2010, compared to the peer group levels of 0.83% in 2011 and 0.62 % in 2010, and
●	an efficiency ratio of 49.15% for 2011 and 50.77% for 2010, compared to the peer group levels of 61.02% in 2011 and 59.94% in 2010.

During 2011, TrustCo’s results were positively affected by the growth of low-cost core deposts. The low short-term rate environment prevailing throughout 2011 allowed the Company to reduce rates paid on its deposit products, particularly time deposits and money market accounts. A change in customer behavior also led to the shift of funds from higher yielding certificates of deposit accounts to lower yielding core accounts.  This change may be due to customers’ desire to retain flexibility in case rates rise.  This shift and the general decline in rates resulted in a lower cost of funds for the Company, which partly offset the diminished yields in its loans and securities portfolios and on its federal funds sold and other short term investments. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities. The lower rate environment that prevailed during the year resulted in maturing and called securities being reinvested at lower yields. The Federal Reserve Bank’s (“FRB”) significant easing during 2007-2008 and other government attempts to restrain interest rates, along with the weak economy, were key drivers of the rate environment during 2011. The 2007-2008 easing included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2010 and 2011 and continues to be in place at this time. Recent statements from the FRB indicate that they expect the low rate environment to persist through the latter part of 2014.  Rates, especially longer term rates generally trended down during 2011, with much of the decline in the second half of the year. The 10 year treasury yield, for example, began the year at 3.36%, peaked at 3.75% in February, fell to a low of 1.72% in September and ended the year at 1.89%.  The slope of the yield curve, as measured by the difference in yield between the 10 year Treasury and the 1 Year Treasury, declined during the year, from a range of 3.00% to 3.44% through mid-May the year-end level of 1.77%.   A more positive slope in this yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The decrease in the provision for loan losses from $23.2 million in 2010 to $18.8 million in 2011 positively affected net income. The decreasing provision reflects the net impact of a decrease in net charge-offs from $18.9 million in 2010 to $11.9 million in 2011, a modest decline in nonperforming assets, modestly positive changes in economic conditions and an increase in the size of the Company’s loan portfolio.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo added two new branches in 2011, bringing the total to 135 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010.   Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both new markets as measured by deposit balances, and to a lesser extent, by loan balances.  All new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began, including those opened in 2011, have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Typically, new bank branches continue to grow for years after being opened. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The completion of the major expansion is expected to reduce the rate of growth in non-interest expenses. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 97.6% of average total assets for 2011, compared to 97.2% for 2010.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called “hot money;” rather the Company focuses on core relationships with both depositors and borrowers.

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.  Predicting the impact of changing rates on the Company’s net interest income and net market value of its balance sheet is complex and subject to a degree of uncertainty for a number of reasons.  For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged or widen or narrow and what changes occur in customer behavior all need to be made.  The Company routinely models various rate changes and monitors basis changes that may be incorporated into that modeling.

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

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates and customers’ expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. During 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range has remained at that level ever since and statements by the FRB indicate that low rates are likely to remain in place through late 2014.

As noted previously, the yield on longer term financial instruments, including the 10 year Treasury bond rate, generally trended down in the latter part of 2011. The yield on the 10 year Treasury declined by 186 basis points from the high of 3.75% in February to the year-end level of 1.89%.  The rate on the 10 year Treasury bond and other long-term interest rates have a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market rates also generally increase the value of retail deposits.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2011, while loan yields and deposit costs, as noted, declined through most of the year.

Earning Assets

Average earning assets during 2011 were $3.99 billion, which was an increase of $302.8 million from the prior year. This increase was the result of growth in the average balance of net loans by $103.3 million, a $63.6 million decrease in held-to-maturity securities, a $167.1 million increase in securities available for sale, and a $96.1 million increase in Federal Funds sold and other short-term investments between year-end 2010 and 2011. The increase in the loan portfolio is primarily the result of an increase in real estate loans. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs, and changes in competitive conditions.

Total average assets were $4.09 billion for 2011 and $3.80 billion for 2010.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNINGS ASSETS

(dollars in thousands)				2011	2010	Components of
				vs.	vs.	Total Earning Assets
	2011	2010	2009	2010	2009	2011	2010	2009
Loans, net	$2,423,337	2,320,010	2,203,683	103,327	116,327	60.7%	62.9	63.7

Trading securities:
U.S. government sponsored enterprises	-	-	13,783	-	(13,783)	-	-	0.4
State and political subdivisions	-	-	786	-	(786)	-	-	-
Total trading securities	-	-	14,569	-	(14,569)	-	-	0.4

Securities available for sale (1):
U.S. Treasuries and agencies	-	-	667	-	(667)	-	-	-
U.S. government sponsored enterprises	667,037	516,806	289,658	150,231	227,148	16.7	14.0	8.3
State and political subdivisions	58,725	80,468	98,875	(21,743)	(18,407)	1.5	2.2	2.8
Mortgage-backed securities and collateralized mortgage obligations	112,504	78,618	128,690	33,886	(50,072)	2.8	2.1	3.7
Corporate bonds	108,513	103,728	13,727	4,785	90,001	2.7	2.8	0.4
Other	7,601	7,694	7,405	(93)	289	0.2	0.2	0.2
Total securities available for sale	954,380	787,314	539,022	167,066	248,292	23.9	21.3	15.4

Held-to-maturity securities:
U.S. government sponsored enterprises	11,035	20,622	269,832	(9,587)	(249,210)	0.3	0.6	7.8
Mortgage-backed securities and collateralized mortgage obligations	114,296	154,501	162,527	(40,205)	(8,026)	2.9	4.2	4.7
Corporate bonds	56,253	70,068	70,247	(13,815)	(179)	1.4	1.9	2.0
Total held-to-maturity securities	181,584	245,191	502,606	(63,607)	(257,415)	4.5	6.7	14.5

Federal funds sold and other short-term investments	432,631	336,572	209,881	96,059	126,691	10.8	9.1	6.0

Total earning assets	$3,991,932	3,689,087	3,469,761	302,845	219,326	100.0%	100.0	100.0

(1)  The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

Average loans increased $103.3 million during 2011 to $2.42 billion. Interest income on the loan portfolio also increased to $129.3 million in 2011 from $128.2 million in 2010. The average yield declined 19 basis points to 5.33% in 2011 compared to 2010.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$227,302	9.0%	$258,223	11.0%	$275,280	12.1%
Real estate - construction	32,507	1.3	14,628	0.6	16,162	0.7
Real estate - mortgage	1,944,305	77.1	1,786,444	75.8	1,707,951	74.8
Home equity lines of credit	313,038	12.4	291,287	12.4	277,306	12.2
Installment loans	4,151	0.2	4,683	0.2	4,837	0.2

Total loans	2,521,303	100.0%	2,355,265	100.0%	2,281,536	100.0%
Less: Allowance for loan losses	48,717		41,911		37,591

Net loans (1)	$2,472,586		$2,313,354		$2,243,945

	Average Balances
	2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$242,256	10.0%	$261,621	11.3%	$281,254	12.8%	$267,047	13.2%	$253,506	13.7%
Real estate - construction	18,666	0.8	12,971	0.6	16,121	0.7	31,650	1.6	29,692	1.6
Real estate - mortgage	1,859,797	76.7	1,755,791	75.6	1,636,833	74.3	1,486,529	73.4	1,327,461	71.7
Home equity lines of credit	298,996	12.3	285,416	12.3	264,754	12.0	232,927	11.5	235,904	12.7
Installment loans	3,622	0.1	4,211	0.2	4,721	0.2	5,395	0.3	5,747	0.3

Total loans	2,423,337	100.0%	2,320,010	100.0%	2,203,683	100.0%	2,023,548	100.0%	1,852,310	100.0%

Less: Allowance for loan losses	46,210		40,846		36,521		34,833		34,939

Net loans (1)	$2,377,127		$2,279,164		$2,167,162		$1,988,715		$1,817,371

(1)  Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders. The uniqueness of the loan products is highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan decisions were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.76 billion in 2010 and $1.86 billion in 2011. Income on real estate loans increased to $103.3 million in 2011 from $101.6 million in 2010. The yield on the portfolio decreased from 5.75% for 2010 to 5.51% in 2011 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2011 were $1.94 billion compared to $1.79 billion at year end 2010, an increase of $157.9 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

Average commercial loans of $242.3 million in 2011 decreased by $19.4 million from $261.6 million in 2010. The average yield on the commercial loan portfolio decreased to 5.77% for 2011 from 5.91% in 2010 as a result of declining market rates. This resulted in interest income on commercial loans of $14.3 million in 2011 and $15.5 million in 2010.

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

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Market conditions in the central Florida market area improved during 2011, but remained difficult. While that has had an impact on all lenders in the area, the impact on TrustCo has been mitigated by the limited size of the Company’s portfolio in that market and by adherence to strong underwriting criteria.

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2011, the average balance of home equity credit lines was $299.0 million, an increase from $285.4 million in 2010. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was virtually unchanged: 3.72% for 2011 and 3.66% in 2010. This is consistent with its prime rate index which has remained at 3.25% since December 16, 2008. This resulted in interest income on home equity credit lines of $11.1 million in 2011, compared to $10.4 million in 2010.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2011
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$89,982	89,837	47,483	227,302
Real estate construction	32,507	-	-	32,507

Total	122,489	89,837	47,483	259,809

Predetermined rates	39,138	89,837	47,483	176,458
Floating rates	83,351	-	-	83,351

Total	$122,489	89,837	47,483	259,809

The average balance of net installment loans decreased to $3.6 million in 2011 from $4.2 million in 2010. The yield on installment loans increased to 16.23% in 2011 from 15.03% in 2010, resulting in interest income of $588 thousand for 2011 and $633 thousand for 2010.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,

	2011		2010		2009

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	562,588	563,459	625,399	614,886	528,665	523,483
State and political subdivisions	42,812	43,968	79,038	79,764	90,664	93,215
Mortgage backed securities and collateralized mortgage obligations	202,103	204,023	73,384	73,567	104,760	104,901
Corporate bonds	102,248	96,608	115,274	115,504	81,989	81,445
Other	650	650	650	650	650	650
Total debt securities available for sale	910,401	908,708	893,745	884,371	806,728	803,694
Equity securities	9,014	9,014	7,183	7,230	6,632	6,671
Total securities available for sale	919,415	917,722	900,928	891,601	813,360	810,365
Held to maturity securities:
U. S. government sponsored enterprises	15,000	15,019	-	-	99,251	99,179
Mortgage backed securities and collateralized mortgage obligations	141,857	149,538	122,654	128,746	196,379	198,600
Corporate bonds	59,431	59,883	69,058	71,460	79,241	81,783
Total held to maturity securities	216,288	224,440	191,712	200,206	374,871	379,562
Total investment securities	$1,135,703	1,142,162	1,092,640	1,091,807	1,188,231	1,189,927

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. This portfolio has increased in recent years as it provides the Company with greater flexibility in the current unusually low interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States Government agencies or sponsored enterprises.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2011 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2011, the Company does not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2011 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2011, securities available for sale amounted to $917.7 million at fair value, compared to $891.6 million at year end 2010. For 2011, the average balance of securities available for sale was $954.4 million with an average yield of 2.52%, compared to an average balance in 2010 of $787.3 million with an average yield of 3.30%. The taxable equivalent income earned on the securities portfolio in 2011 was $24.1 million, compared to $26.0 million earned in 2010.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2011, the fair value of TrustCo’s portfolio of securities available for sale carried unrealized gains of approximately $4.7 million and unrealized losses of approximately $6.4 million.  At December 31, 2010, the fair value of the company’s portfolio of securities available for sale carried unrealized gains of approximately $3.0 million and unrealized losses of approximately $12.3 million.

Held to Maturity Securities: At December 31, 2011 the Company held $216.3 million of held to maturity securities, compared to $191.7 million at December 31, 2010.   For 2011, the average balance of held to maturity securities was $181.6 million, compared to $245.2 million in 2010.  Cash flow from this portfolio has partly been used to increase holdings in Federal Funds and other short term investments and in securities available for sale in order to maintain flexibility in the current interest rate environment.  The average yield on held to maturity securities increased from 3.63% in 2010 to 4.13% in 2011 as the mix within the portfolio changed.  Interest income on held to maturity securities declined from $8.9 million in 2010 to $7.5 million in 2011, reflecting the decline in average balances, which more than offset the improved yields. Higher yields were due to the effect of lower yielding securities that were called or matured in 2011 and reinvestment in slightly higher yielding securities.  Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2011 was $224.4 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2011, the Company has the intent and ability to hold these securities until maturity.

Securities Gains & Losses: During 2011, TrustCo recognized approximately $1.4 million of net gains from securities transactions, compared to net gains of $3.4 million in 2010.

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

The following table represents debt securities portfolios distributed by maturity.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2011

	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$2,291	357,031	203,266	-	562,588
Fair Value	2,303	357,274	203,882	-	563,459
Weighted average yield	0.74%	1.65	1.77	-	1.69
State and political subdivisions
Amortized cost	$62	10,090	12,158	20,502	42,812
Fair Value	62	10,138	12,382	21,386	43,968
Weighted average yield	3.95%	2.36	4.94	4.55	4.15
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$1,139	200,136	-	828	202,103
Fair Value	1,200	202,042	-	781	204,023
Weighted average yield	4.48%	2.48	-	6.94	2.51
Corporate bonds
Amortized cost	$1,000	85,353	15,895	-	102,248
Fair Value	1,001	80,705	14,902	-	96,608
Weighted average yield	0.77%	3.72	4.28	-	3.78
Other
Amortized cost	-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.92	-	-	2.92
Total securities available for sale
Amortized cost	$4,492	653,260	231,319	21,330	910,401
Fair Value	4,566	650,809	231,166	22,167	908,708
Weighted average yield	1.74%	2.19	2.11	4.64	2.22

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$-	-	15,000	-	15,000
Fair Value	-	-	15,019	-	15,019
Weighted average yield	-%	-	2.35	-	2.35
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$-	141,857	-	-	141,857
Fair Value	-	149,538	-	-	149,538
Weighted average yield	-%	3.90	-	-	3.90
Corporate bonds
Amortized cost	$24,000	25,517	9,914	-	59,431
Fair Value	24,097	26,254	9,532	-	59,883
Weighted average yield	3.38%	3.64	6.18	-	3.96
Total held to maturity securities
Amortized cost	$24,000	167,374	24,914	-	216,288
Fair Value	24,097	175,792	24,551	-	224,440
Weighted average yield	3.38%	3.86	3.87	-	3.81

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. During 2011 and 2010, the level of securities called was elevated due to the volatile interest rate environment.  If the interest rate environment continues its volatility; the Company expects that elevated call activity will also continue in the securities portfolios.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2011. Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2011
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$4,492	4,566	563,594	564,635
1 to 5 years	653,260	650,809	322,693	320,826
5 to 10 years	231,319	231,166	22,003	21,096
After 10 years	21,330	22,167	2,111	2,151
Total debt securities available for sale	$910,401	908,708	910,401	908,708

Held to maturity securities:

(dollars in thousands)	As of December 31, 2011
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$24,000	24,097	39,000	39,116
1 to 5 years	167,374	175,792	167,374	175,792
5 to 10 years	24,914	24,551	9,914	9,532
Total held to maturity securities	$216,288	224,440	216,288	224,440

Federal Funds Sold and Other Short-term Investments

During 2011, the average balance of Federal Funds sold and other short-term investments was $432.6 million, an increase from $336.6 million in 2010. The average rate earned on these assets was 0.25% in 2011 and 0.27% in 2010. The decline in average rate reflects the full year impact of the reduction in the Federal Funds target rate as well as rates available on alternative short-term investments. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds rate set by the Federal Open Market Committee (FOMC) did not change during 2011. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year end balance of Federal Funds sold and other short term investments was $488.5 million for 2011 compared to $400.2 million for year end 2010. Yields on investment securities with acceptable risk characteristics were insufficient at points during 2011 to justify significant investing despite the low returns on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2012 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $3.64 billion in 2011, compared to $3.40 billion in 2010, an increase of $234.0 million. Increases in deposit categories included: demand deposits up $6.8 million, interest-bearing checking deposits up $40.8 million, savings up $174.6 million and money market up $115.1 million, partly offset by a decline of $100.0 million in time deposits under $100 thousand, and a decline of $3.3 million in time deposits over $100 thousand. Changes in balances by type of deposit primarily reflect shifts in consumer demand and not any specific changes in pricing strategy. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2011	2010	Components of
				vs.	vs.	Total Funding
	2011	2010	2009	2010	2009	2011	2010	2009
Demand deposits	$255,327	248,564	260,827	6,763	(12,263)	6.8%	7.1	7.9
Retail deposits
Savings	889,773	715,155	641,377	174,618	73,778	23.6	20.3	19.5
Time deposits under $100 thousand	945,761	1,045,749	1,118,811	(99,988)	(73,062)	25.1	29.7	33.9
Interest bearing checking accounts	456,397	415,590	364,638	40,807	50,952	12.1	11.8	11.1
Money market deposits	632,786	517,669	330,111	115,117	187,558	16.8	14.7	10.0
Total retail deposits	2,924,717	2,694,163	2,454,937	230,554	239,226	77.5	76.5	74.5
Total core deposits	3,180,044	2,942,727	2,715,764	237,317	226,963	84.3	83.6	82.4
Time deposits over $100 thousand	457,551	460,853	477,351	(3,302)	(16,498)	12.1	13.0	14.4
Short-term borrowings	133,803	119,213	104,033	14,590	15,180	3.5	3.4	3.2
Total purchased liabilities	591,354	580,066	581,384	11,288	(1,318)	15.6	16.4	17.6
Total sources of funding	$3,771,398	3,522,793	3,297,148	248,605	225,645	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2011			2010				2009
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$2,423,337	129,271	5.33%	2,320,010	128,181	5.52%	2,203,683	125,232	5.68%

Trading securities:
U.S. government sponsored enterprises	-	-	-	-	-	-	13,783	405	2.94
State and political subdivisions	-	-	-	-	-	-	786	35	4.42
Total trading securities	-	-	-	-	-	-	14,569	440	3.02
Securities available for sale:
U.S. treasuries and agencies	-	-	-	-	-	-	667	13	1.90
U.S. government sponsored enterprises	667,037	12,998	1.95	516,806	12,455	2.41	289,658	7,812	2.70
State and political subdivisions	58,725	3,625	6.17	80,468	5,336	6.63	98,875	6,350	6.42
Mortgage backed securities and collateralized mortgage obligations	112,504	3,091	2.75	78,618	3,282	4.17	128,690	5,976	4.64
Corporate bonds	108,513	4,059	3.74	103,728	4,488	4.33	13,727	694	5.06
Other	7,601	324	4.26	7,694	411	5.34	7,405	345	4.66
Total securities available for sale	954,380	24,097	2.52	787,314	25,972	3.30	539,022	21,190	3.80
Held to maturity securities:
U.S. government sponsored enterprises	11,035	261	2.36	20,622	487	2.36	269,832	6,468	2.40
Mortgage backed securities and collateralized mortgage obligations	114,296	4,765	4.17	154,501	5,163	3.34	162,527	4,815	2.96
Corporate bonds	56,253	2,465	4.38	70,068	3,249	4.64	70,247	3,147	4.48
Total held to maturity securities	181,584	7,491	4.13	245,191	8,899	3.63	502,606	14,430	2.87
Federal funds sold and other short-term investments	432,631	1,102	0.25	336,572	909	0.27	209,881	2,188	1.04
Total interest earning assets	3,991,932	161,961	4.06%	3,689,087	163,961	4.45%	3,469,761	163,480	4.69%
Allowance for loan losses	(46,210)			(40,846)			(36,521)
Cash and noninterest earning assets	144,068			147,426			122,741
Total assets	$4,089,790			3,795,667			3,555,981
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$456,397	285	0.06%	415,590	595	0.14%	364,638	695	0.19%
Savings	889,773	3,788	0.43	715,155	3,356	0.47	641,377	3,068	0.48
Time deposits and money markets	2,036,098	20,597	1.01	2,024,271	29,271	1.45	1,926,273	43,980	2.28
Total interest bearing deposits	3,382,268	24,670	0.73	3,155,016	33,222	1.05	2,932,288	47,743	1.63
Short-term borrowings	133,803	1,574	1.18	119,213	1,776	1.49	104,033	1,708	1.63
Total interest bearing liabilities	3,516,071	26,244	0.75%	3,274,229	34,998	1.07%	3,036,321	49,451	1.63%
Demand deposits	255,327			248,564			260,827
Other liabilities	18,653			17,542			18,991
Shareholders' equity	299,739			255,332			239,842
Total liabilities and shareholders' equity	$4,089,790			3,795,667			3,555,981
Net interest income		135,717			128,963			114,029
Taxable equivalent adjustment		(1,213)			(1,838)			(2,120)
Net interest income		134,504			127,125			111,909
Net interest spread			3.31%			3.38%			3.06%
Net interest margin (net interest income to total interest earnings assets)			3.40			3.50			3.27

Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2011, 2010, and 2009. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders' equity is ($1.3) million, $1.7 million, and $2.1 million in 2011, 2010, and 2009, respectively, of net unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.73% in 2011 compared to 1.05% in 2010. The increase in the average balance of interest bearing deposits,was more than offset by the 32 basis point decrease in the average cost, which resulted in a decrease of approximately $8.6 million in interest expense on deposits to $24.7 million in 2011.

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

Other funding sources: The Company had $133.8 million of average short-term borrowings outstanding during 2011 compared to $119.2 million in 2010. The average cost of short-term borrowings was 1.18% in 2011 and 1.49% in 2010. This resulted in interest expense of approximately $1.6 million in 2011 and $1.8 million in 2010 .

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2011	2010	2009	2008	2007
Individuals, Partnerships and corporations	$3,621,718	3,387,976	3,175,136	3,047,460	2,930,448
U.S. Government	3	5	2	9	14
States and political subdivisions	1,584	894	1,036	1,618	1,542
Other (certified and official checks, etc.)	14,290	14,705	16,941	15,498	13,638
Total average deposits by type of depositor	$3,637,595	3,403,580	3,193,115	3,064,585	2,945,642

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)
As of December 31, 2011

Under 3 months	$65,611
3 to 6 months	43,812
6 to 12 months	293,206
Over 12 months	58,342

Total	$460,971

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2011 vs. 2010			2010 vs. 2009
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$193	260	(67)	(1,279)	877	(2,156)
Trading securities (taxable)	-	-	-	(440)	(440)	-
Securities available for sale:
Taxable	(164)	4,534	(4,698)	5,796	7,334	(1,538)
Tax-exempt	(1,711)	(1,361)	(350)	(1,014)	(1,216)	202
Total securities available for sale	(1,875)	3,173	(5,048)	4,782	6,118	(1,336)
Held to maturity securities (taxable)	(1,408)	(2,352)	944	(5,531)	(6,130)	599
Loans, net	1,090	5,522	(4,432)	2,949	6,174	(3,225)
Total interest income	(2,000)	6,603	(8,603)	481	6,599	(6,118)

Interest expense:
Interest bearing checking accounts	(310)	52	(362)	(100)	92	(192)
Savings	432	745	(313)	288	352	(64)
Time deposits and money markets	(8,674)	(501)	(8,173)	(14,709)	(60)	(14,649)
Short-term borrowings	(202)	199	(401)	68	226	(158)
Total interest expense	(8,754)	495	(9,249)	(14,453)	610	(15,063)
Net interest income (TE)	$6,754	6,108	646	14,934	5,989	8,945

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.  In light of recent and potential prospective balance sheet growth and a renewed regulatory emphasis on capital levels the Company elected to raise additional equity capital during 2011.  On July 6, 2011, the Company completed a public offering of 15,640,000 shares of common stock, $1 par value per share.  The 15,640,000 shares included 2,040,000 additional shares of common stock as a result of the underwriters exercising their over-allotment option.  The common stock was sold at $4.60 per share. Net proceeds from the offering, after direct costs, were $67.6 million.

The dividend payout ratio was 67.7% of net income in 2011 and 67.3% of net income in 2010. The per share dividend paid in 2011 was $0.262 compared to dividends per share of $0.256 in 2010.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution.  Taking into consideration these restrictions and possible limitations, as of December 31, 2011 Trustco Bank has prior period undistributed earnings of $30.1 million which may be used for dividend payments.

TrustCo’s Tier 1 capital was 15.97% of risk-adjusted assets at December 31, 2011, and 12.57% of risk-adjusted assets at December 31, 2010. Tier 1 capital to quarterly average assets at December 31, 2011 was 8.14%, as compared to 6.68% at year end 2010.  The higher ratios as of December 31, 2011 primarily reflect the additional capital raised during 2011.

At December 31, 2011 and 2010, Trustco Bank met its regulator’s definition of a well capitalized institution.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks that they sell Federal Funds to and monitors the credit rating and capital levels of those institutions.  At December 31, 2011 almost all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York.  The Company also monitors the ratings on its investment securities.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2011 and 2010 totaled $54.0 million and $56.2 million respectively. Nonperforming loans as a percentage of the total loan portfolio were 1.93% in 2011 and 2.07% in 2010.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2011		2010	2009	2008	2007
Loans in nonaccrual status	$48,466		48,478	45,632	32,700	12,065
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	594	19
Restructured retail loans	312		336	400	598	640
Total nonperforming loans	48,778		48,814	46,032	33,892	12,724
Foreclosed real estate	5,265		7,416	9,019	1,832	293
Total nonperforming assets	$54,043		56,230	55,051	35,724	13,017
Allowance for loan losses	$48,717		41,911	37,591	36,149	34,651
Allowance coverage of nonperforming loans	1.00	x	0.86	0.82	1.07	2.72
Nonperforming loans as a % of total loans	1.93%		2.07	2.02	1.57	0.66
Nonperforming assets as a % of total assets	1.27		1.42	1.50	1.02	0.39

At December 31, 2011, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $48.5 million, $38.5 million were residential real estate loans and $10.0 million were commercial mortgages and loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2011, 90.8% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn and turmoil in the financial markets, but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 9.2% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas have seen more of an impact from the economic downturn. At December 31, 2011, 32.3% of nonaccrual loans were in Florida, with the balance in the Company’s New York area markets. Even though there has been deterioration in the Florida portfolio, the Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio.  At December 31, 2011 nonperforming Florida loans amounted to $15.7 million compared to $21.7 million at December 31, 2010.  The improvement in Florida nonaccrual levels reflects somewhat improved conditions in that market during 2011 compared to recent years.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2011, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring, as impaired loans.

There were $10.0 million of nonaccrual commercial mortgages and loans classified as impaired as of December 31, 2011 and $14.0 million as of December 31, 2010. The average balances of all impaired loans were $14.0 million during 2011, $13.6 million in 2010 and $12.8 million in 2009.  The 2011 change in the level of impaired loans is the result of updated guidance from the Financial Accounting Standards Board (FASB) with respect to the identification of troubled debt restructurings.

As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2011, there was no allowance for loan losses allocated to these loans. The Company recognized approximately $35 thousand of interest income on these loans in 2011, $48 thousand in 2010 and $55 thousand in 2009.

At year end 2011 there was $5.3 million of foreclosed real estate as compared to $7.4 million in 2010.  Although the length of time to complete a foreclosure has increased in recent years, because TrustCo is a portfolio lender it has not encountered issues such as lost notes and other documents, which have become a significant problem in the foreclosure process for many other mortgagees.

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

Management continues to monitor these trends in determining provisions for loan losses in relation to loan charge offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2011 and 2010 were $11.9 million and $18.9 million, respectively. The decrease in net charge-offs came in both the residential and commercial segments of the portfolio, with the former decreasing by $3.0 million and the latter by $3.9 million from 2010 to 2011. The decreased net charge-offs on both segments reflected economic and market changes. 66.6% and 83.0% of the net charge-offs for 2011 and 2010, respectively, were associated with properties in the Florida region, which is consistent with the decline in real estate values in that area. During 2011, 90.4% of net charge-offs were on residential real estate loans, 9.3% were on commercial loans and 0.3% were on installment loans, compared to a mix of 26.4% commercial, 73.3% real estate (including home equity products) and 0.3% installment in 2010. Included in the net numbers cited above were recoveries of $614 thousand in 2011 and $988 thousand in 2010. The Company recorded an $18.8 million provision for loan losses in 2011 compared to $23.2 million in 2010. The decrease in the provision for loan losses in 2011 was primarily related to the decrease in net charge-offs, stable nonperforming loan levels and partly offset by changes in national and regional economic conditions.

The allowance for loan losses increased from $41.9 million at December 31, 2010, or 1.78% of total loans at that date, to $48.7 million at December 31, 2011, or 1.93% of total loans at that date.

In 2011, the Company experienced another year of significant loan growth, originated using the Bank’s sound underwriting decision making. The $166.0 million of growth in the Company’s gross loan portfolio from December 31, 2010 to December 31, 2011 came throughout its marketing territories.

Management believes that the allowance for loan losses is adequate at December 31, 2011 and 2010. The increase in the level of allowance for loan losses relative to total loans at December 31, 2011, as compared to 2010, is due to the growth in the portfolio and  the general economic conditions throughout the Company’s market areas.

Should the current general economic weakness and real estate value declines continue or worsen, or if the economy and real estate values decline more significantly in the Bank’s market areas, the level of problem loans may increase, as will the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2011	2010	2009	2008	2007

Amount of loans outstanding at end of year (less unearned income)	$2,521,303	$2,355,265	2,281,536	2,163,338	1,934,914
Average loans outstanding during year (less average unearned income)	2,423,337	2,320,010	2,203,683	2,023,548	1,852,310
Balance of allowance at beginning of year	41,911	37,591	36,149	34,651	35,616
Loans charged off:
Commercial and commercial real estate	1,171	5,081	1,850	339	2,465
Real estate mortgage - 1 to 4 family	11,305	14,632	8,997	4,226	2,454
Installment	82	155	166	313	787
Total	12,558	19,868	11,013	4,878	5,706

Recoveries of loans previously charged off:
Commercial and commercial real estate	59	103	259	541	77
Real estate mortgage - 1 to 4 family	511	789	831	1,518	2,056
Installment	44	96	55	117	108
Total	614	988	1,145	2,176	2,241
Net loans charged off	11,944	18,880	9,868	2,702	3,465
Provision for loan losses	18,750	23,200	11,310	4,200	2,500
Balance of allowance at end of year	$48,717	41,911	37,591	36,149	34,651
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.49%	0.81	0.45	0.13	0.19
Allowance as a percent of loans outstanding at end of year	1.93	1.78	1.65	1.67	1.79

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

	As of December 31, 2011		As of December 31, 2010
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$3,737	9.02%	$4,227	10.96%
Real estate - construction	632	1.29%	262	0.62%
Real estate mortgage - 1 to 4 family	36,747	77.11%	30,429	75.85%
Home equity lines of credit	7,503	12.42%	6,757	12.37%
Installment Loans	98	0.16%	236	0.20%
	$48,717	100.00%	$41,911	100.00%

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

Using this internal model, the fair values of capital projections as of December 31, 2011 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2011. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp, 300 bp and 400 bp or to decrease by 100 bp.

As of December 31, 2011	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	12.65%
+300 BP	13.21
+200 BP	13.75
+100 BP	14.27
Current rates	14.14
-100 BP	12.15

At December 31, 2011 the Company’s book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 8.03%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 14.14% of the fair value of assets whereas the current book value of capital to assets is 8.03% at December 31, 2011, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2011. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive in the short term (90 days) and liability sensitive as measured on a cumulative basis at the 1 year period.  For the 1 to 5 year and over 5 year periods the Company is asset sensitive, resulting in cumulative modest liability sensitivity at 5 years and modest asset sensitivity on a cumulative basis overall.  The effect of being liability sensitive is that declining interest rates should result in liabilities repricing to lower levels faster than assets repricing to lower levels, thus increasing net interest income. Conversely, should interest rates rise, the Company’s interest bearing liabilities would reprice up faster than assets, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)			At December 31, 2011
			Repricing in:
	0-90	91-365	1-5	Over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$1,020,574	330,529	1,690,528	1,093,226	108,787	4,243,644
Cumulative total assets	$1,020,574	1,351,103	3,041,631	4,134,857	4,243,644
Total liabilities and shareholders' equity	$467,295	1,185,987	1,550,873	679,381	360,108	4,243,644
Cumulative total liabilities and shareholders' equity	$467,295	1,653,282	3,204,155	3,883,536	4,243,644
Cumulative interest sensitivity gap	$553,279	(302,179)	(162,524)	251,321
Cumulative gap as a % of interest earning assets for the period	54.2%	(22.4%)	(5.3%)	6.1%
Cumulative interest sensitive assets to liabilities	218.4%	81.7%	94.9%	106.5%

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $3.18 billion in 2011 and $2.94 billion in 2010. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2011, the average balance of purchased liabilities was $591.4 million, compared with $580.1 million in 2010.

The Bank also has a line of credit available with the Federal Home Loan Bank of New York.  The amount of that line is determined by the amount and types of collateral pledged.  Pledgable assets include most loans and securities.  The Bank can borrow up to 50% of the securities pledged and up to 30% of loans pledged.  At December 31, 2011 there were no outstanding balances associated with this line of credit.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2011, TrustCo’s loan to deposit ratio was 67.49% compared to 66.27% at December 31, 2010, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 84.00% and 84.30%, respectively.  In addition, at December 31, 2011 and 2010, the Company had cash and cash equivalents totaling $532.9 million and $444.3 million, respectively, as well as unpledged securities available for sale with a fair value of $655.2 million and $651.9 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2011 and 2010, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $356.4 million and $342.7 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $7.1 million and $6.1 million at December 31, 2011 and 2010, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2011 and 2010 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a relatively significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $16.4 million in 2011, $19.0 million in 2010 and $19.3 million in 2009. Included in the 2011 results are $1.4 million of net securities gains compared with net gains of $3.4 million in 2010 and $1.8 million in 2009. Net trading losses of $350 thousand were recorded in 2009. There were no trading gains or losses in 2011 or 2010. Excluding securities gains and losses, noninterest income was $15.0 million in 2011, $15.6 million in 2010 and $17.8 million in 2009.  The decline from 2009 to 2011 is reflective of reduced levels of customer service charges due to recent regulatory changes.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.1 million in 2011, $5.0 million in 2010, and $5.1 million in 2009. Trust fees are generally calculated as a percentage of the assets under management by the Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2011, 2010 and 2009, assets under management by the Trustco Financial Services, including the TrustCo Dividend Reinvestment Plan, were approximately $783.8 million, $800.2 million and $762.5 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers were made in 2011 and prior years in terms of both the levels of fees as well as types of fees. The changes in reported noninterest income also reflect the volume of services customers utilized on a larger customer base and regulatory changes governing overdrafts.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2011 vs. 2010
	2011	2010	2009	Amount	Percent
Trustco Financial Services income	$5,088	4,993	5,070	95	1.9%
Fees for services to customers	8,913	9,588	10,460	(675)	(7.0)
Net trading losses	-	-	(350)	-	0.0
Net gain on securities transactions	1,428	3,352	1,848	(1,924)	(57.4)
Other	952	1,018	2,236	(66)	(6.5)
Total noninterest income	$16,381	18,951	19,264	(2,570)	(13.6	) %

Noninterest expense: Noninterest expense was $79.8 million in 2011, compared with $79.0 million in 2010 and $76.6 million in 2009. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo’s efficiency ratio was 49.2% in 2011, 50.8% in 2010 and 55.2% in 2009. Excluded from the efficiency ratio calculation were $1.4 million of securities gains in 2011 as well as $3.4 million of securities gains in 2010, and $1.5 million of securities gains in 2009. Other revenue items of $1.0 million, primarily consisting of a one-time accrual adjustment were also excluded in 2009. Additionally, for 2009 $1.9 million of non-recurring expenses primarily consisting of the FDIC special assessment and computer consulting costs were excluded from the calculation. Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2011 vs. 2010
	2011	2010	2009	Amount	Percent
Salaries and employee benefits	$28,751	27,065	26,951	1,686	6.2%
Net occupancy expense	14,687	14,222	14,054	465	3.3
Equipment expense	5,652	5,638	5,094	14	0.2
Professional services	5,729	5,599	5,311	130	2.3
Outsourced services	5,100	5,458	5,639	(358)	(6.6)
Advertising expense	2,784	2,716	2,958	68	2.5
FDIC and other insurance	4,655	6,446	7,719	(1,791)	(27.8)
Other real estate expense, net	5,693	5,565	2,507	128	2.3
Other	6,699	6,255	6,348	444	7.1
Total noninterest expense	$79,750	78,964	76,581	786	1.0%

Salaries and employee benefits are the most significant component of noninterest expense. For 2011, these expenses amounted to $28.8 million, compared with $27.1 million in 2010, and $27.0 million in 2009. Net occupancy expense increased modestly to $14.7 million in 2011, compared to $14.2 million in 2010 and $14.1 million in 2009.   These changes primarily reflect the full impact of branches opened in the last several years as part of the Company’s expansion.  Equipment expense was essentially flat in 2011, rising just $14 thousand to $5.7 million, compared to a $544 thousand increase in 2010 as compared to 2009.

Professional services expense increased to $5.7 million in 2011 compared to $5.6 million in 2010 and $5.3 million in 2009. The increase in professional service expense is due primarily to additional legal fees related to problem loans.

Outsourced service expense was $5.1 million in 2011 compared to $5.5 million in 2010 and $5.6 million in 2009.  The decline in 2011 was the result of contract renegotiations.

Advertising expense was $2.8 million in 2011, $2.7 million in 2010 and $3.0 million in 2009.

In 2009, as a result of stresses in the financial institutions marketplace, the Federal Deposit Insurance Corporation (“FDIC”) announced new insurance programs which included higher charges, including a one-time special assessment of $1.7 million in 2009 and higher regular insurance premiums in future years. The FDIC also required the upfront payment of estimated assessments through 2012. In compliance with this change, the Bank paid the FDIC $17.6 million in December 2009. This amount was recorded as a prepaid amount initially and will be taken into expenses over the three years.  In 2011, the FDIC changed the way in which assessments were calculated, which resulted in lower assessments for the Bank.

Other real estate expense remained at an elevated level in 2011, as compared to historical levels as the Bank continues to foreclose on and resolve problem mortgage loans.  ORE expense was $5.7 million in 2011 compared to $5.6 million in 2010 and $2.5 million in 2009. Included in ORE expense during 2011, 2010 and 2009 were write downs of properties included in ORE totaling $3.5 million, $2.6 million and $1.2 million, respectively.  Real estate market conditions in the Company’s service areas remain challenging.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2011, TrustCo recognized income tax expense of $19.3 million, as compared to $14.6 million in 2010 and $15.2 million in 2009.  The effective tax rates were 36.8%, 33.2% and 35.0% in 2011, 2010, and 2009, respectively.  The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of state income taxes.  Fourth quarter 2011 income tax expense was affected by a $450 thousand one-time item that increased the effective tax rate and is not expected to be a recurring item in future years.

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized. Management will reevaluate the necessity of these reserves as conditions warrant as well as after the effected tax returns have been subject to audit.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2011:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$6,623	12,728	11,463	47,649	78,463

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2015.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments are approximately $1.7 million per year through 2021. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2011 and 2010. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2011, 2010 and 2009 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2011 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 16 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

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

(dollars in thousands, except per share data)
	2011					2010
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest income	$39,617	40,496	40,597	40,038	160,748	41,328	41,103	40,084	39,608	162,123
Interest expense	7,075	6,620	6,472	6,077	26,244	9,532	9,258	8,531	7,677	34,998
Net interest income	32,542	33,876	34,125	33,961	134,504	31,796	31,845	31,553	31,931	127,125

Provision for loan losses	4,600	4,850	5,100	4,200	18,750	4,700	7,100	5,900	5,500	23,200

Net interest income after provison for loan losses	27,942	29,026	29,025	29,761	115,754	27,096	24,745	25,653	26,431	103,925
Noninterest income	4,271	4,571	3,803	3,736	16,381	3,864	5,651	4,839	4,597	18,951
Noninterest expense	20,846	21,552	18,443	18,909	79,750	20,089	19,235	18,984	20,656	78,964

Income before income taxes	11,367	12,045	14,385	14,588	52,385	10,871	11,161	11,508	10,372	43,912
Income tax expense	3,985	4,279	5,160	5,874	19,298	3,936	4,037	3,150	3,468	14,591
Net income	$7,382	7,766	9,225	8,714	33,087	6,935	7,124	8,358	6,904	29,321
Per share data:
Basic earnings	$0.096	0.100	0.100	0.093	0.389	0.090	0.093	0.109	0.093	0.384
Diluted earnings	0.096	0.100	0.100	0.093	0.389	0.090	0.093	0.109	0.093	0.384
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0625	0.0625	0.0656	0.0656	0.2563

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2011	2010	2009	2008	2007
Statement of income data:
Interest income	$160,748	162,123	161,360	170,919	189,418
Interest expense	26,244	34,998	49,451	74,056	92,984
Net interest income	134,504	127,125	111,909	96,863	96,434
Provision for loan losses	18,750	23,200	11,310	4,200	2,500

Net interest income after provision for loan losses	115,754	103,925	100,599	92,663	93,934
Noninterest income	14,953	15,599	17,766	17,835	16,654
Net trading gains (losses)	-	-	(350)	155	891
Net gain on securities transactions	1,428	3,352	1,848	450	217
Noninterest expense	79,750	78,964	76,581	60,794	53,593
Income before income taxes	52,385	43,912	43,282	50,309	58,103
Income taxes	19,298	14,591	15,162	16,232	18,636
Net income	$33,087	29,321	28,120	34,077	39,467
Share data:

Average equivalent diluted shares (in thousands)	85,072	76,935	76,482	75,793	75,202
Tangible book value	$3.62	3.31	3.20	3.10	3.14
Cash dividends	0.263	0.256	0.298	0.440	0.640
Basic earnings	0.389	0.381	0.368	0.450	0.525
Diluted earnings	0.389	0.381	0.368	0.450	0.525
Financial:
Return on average assets	0.81%	0.77	0.79	1.00	1.20
Return on average shareholders' equity	11.04	11.48	11.72	14.28	16.93
Cash dividend payout ratio	67.71	67.25	80.90	97.85	121.79
Tier 1 capital to average assets (leverage ratio)	8.14	6.68	6.71	6.77	6.82
Tier 1 capital as a % of total risk adjusted assets	15.97	12.57	12.04	12.40	13.53
Total capital as a % of total risk adjusted assets	17.23	13.83	13.30	13.66	14.79
Efficiency ratio	49.15	50.77	55.18	51.37	45.45
Net interest margin	3.40	3.50	3.27	2.98	3.10
Average balances:
Total assets	$4,089,790	$3,795,667	3,555,981	3,421,914	3,297,881
Earning assets	3,991,932	3,689,087	3,469,761	3,339,619	3,212,037
Loans, net	2,423,337	2,320,010	2,203,683	2,023,548	1,852,310
Allowance for loan losses	(46,210)	(40,846)	(36,521)	(34,833)	(34,939)
Trading securities	-	-	14,569	263,099	428,389
Securities available for sale	954,380	787,314	539,022	560,359	549,277
Held to maturity securities	181,584	245,191	502,606	104,383	9,096
Deposits	3,637,595	3,403,580	3,193,115	3,064,585	2,945,642
Short-term borrowings	133,803	119,213	104,033	97,472	95,101
Long-term debt	-	-	-	12	42
Shareholders' equity	299,739	255,332	239,842	238,700	233,158

Non-GAAP Financial Measures Reconciliation

Tangible book value per share and tangible equity as a percentage of tangible assets at period end are non-GAAP financial measures derived from GAAP-based amounts. We calculate tangible equity and tangible assets by excluding the balance of intangible assets from shareholders’ equity and total assets, respectively. We calculate tangible book value per share by dividing tangible equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing shareholders’ equity by common shares outstanding. We calculate tangible equity as a percentage of tangible assets at period end by dividing tangible equity by tangible assets at period end. We believe that this is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios.

The efficiency ratio is a non-GAAP measure of expense control relative to recurring revenue.  We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, but excluding other real estate owned expense, net, which we refer to below as recurring expense, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, but excluding net gains on securities from this calculation, which we refer to below as recurring revenue.  We believe that this provides one reasonable measure of core expenses relative to core revenue.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measures of tangible common equity, tangible book value per share and efficiency ratio to the underlying GAAP numbers is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)
	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07
Tangible Book Value Per Share

Equity	$338,516	255,440	245,678	236,024	237,068
Less: Intangible assets	553	553	553	553	553
Tangible equity	337,963	254,887	245,125	235,471	236,515

Shares outstanding	93,315	77,130	76,651	76,084	75,326
Tangible book value per share	3.62	3.30	3.20	3.09	3.14
Book value per share	3.63	3.31	3.21	3.10	3.15

Tangible Equity to Tangible Assets
Total Assets	4,243,644	3,954,784	3,679,897	3,506,813	3,377,551
Less: Intangible assets	553	553	553	553	553
Tangible assets	4,243,091	3,954,231	3,679,344	3,506,260	3,376,998

Tangible Equity to Tangible Assets	7.97%	6.45%	6.66%	6.72%	7.00%
Equity to Assets	7.98%	6.46%	6.68%	6.73%	7.02%

	Years Ended
Efficiency Ratio	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07

Net interest income (fully taxable equivalent)	135,717	128,963	114,029	99,540	99,504
Non-interest income	16,381	18,951	19,264	18,440	17,762
Less: Net gain on securities	1,428	3,352	1,848	450	217
Less: Non recurring revenue	-	-	1,029	(318)	-
Less (Plus) : Net trading Gain (Loss)	-	-	(350)	155	891
Recurring revenue	150,670	144,562	130,766	117,693	116,158

Total Noninterest expense	79,750	78,964	76,581	60,794	53,593
Less: Non recurring expense	-	-	1,912	180	806
Less: Other real estate expense, net	5,693	5,565	2,507	160	(11)
Recurring expense	74,057	73,399	72,162	60,454	52,798

Efficiency Ratio	49.15%	50.77%	55.18%	51.37%	45.45%

Glossary of Terms

Allowance for Loan Losses

A balance sheet account which represents management’s estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share

Net income divided by the weighted average number of common shares outstanding (including participating securities) during the period.

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

Nonperforming Loans

The sum of loans in a nonaccrual status (for purposes of interest recognition), plus accruing loans three payments or more past due as to principal or interest payments.

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

Troubled Debt Restructurings (TDR)

A TDR is a refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2011, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
Robert J. McCormick
President and Chief Executive Officer

/s/ Robert T. Cushing
Robert T. Cushing
Executive Vice President and Chief Financial Officer

/s/ Scot R. Salvador
Scot R. Salvador
Executive Vice President and Chief Banking Officer

March 2, 2012

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TrustCo Bank Corp NY’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Livingston, New Jersey
March 2, 2012

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2011	2010	2009

Interest and dividend income:
Interest and fees on loans	$129,212	128,148	125,199
Interest and dividends on securities available for sale:
U. S. Treasuries and agencies and government sponsored enterprises	12,998	12,455	7,825
States and political subdivisions	2,471	3,531	4,275
Mortgage-backed securities and collateralized mortgage obligations	3,091	3,282	5,976
Corporate bonds	4,059	4,488	694
Other	324	411	345
Total interest and dividends on securities available for sale	22,943	24,167	19,115

Interest on trading securities:
U. S. government sponsored enterprises	-	-	405
States and political subdivisions	-	-	23
Total interest on trading securities	-	-	428

Interest on held to maturity securities:
U. S. government sponsored enterprises	261	487	6,468
Mortgage-backed securities and collateralized mortgage obligations	4,765	5,163	4,815
Corporate bonds	2,465	3,249	3,147
Total interest on held to maturity securities	7,491	8,899	14,430

Interest on federal funds sold and other short-term investments	1,102	909	2,188
Total interest income	160,748	162,123	161,360

Interest expense:
Interest on deposits	24,670	33,222	47,743
Interest on short-term borrowings	1,574	1,776	1,708
Total interest expense	26,244	34,998	49,451

Net interest income	134,504	127,125	111,909
Provision for loan losses	18,750	23,200	11,310
Net interest income after provision for loan losses	115,754	103,925	100,599

Noninterest income:
Trustco Financial Services income	5,088	4,993	5,070
Fees for services to customers	8,913	9,588	10,460
Net trading losses	-	-	(350)
Net gain on securities transactions	1,428	3,352	1,848
Other	952	1,018	2,236
Total noninterest income	16,381	18,951	19,264

Noninterest expense:
Salaries and employee benefits	28,751	27,065	26,951
Net occupancy expense	14,687	14,222	14,054
Equipment expense	5,652	5,638	5,094
Professional services	5,729	5,599	5,311
Outsourced services	5,100	5,458	5,639
Advertising expense	2,784	2,716	2,958
FDIC and other insurance expense	4,655	6,446	7,719
Other real estate expense, net	5,693	5,565	2,507
Other	6,699	6,255	6,348
Total noninterest expense	79,750	78,964	76,581

Income before income taxes	52,385	43,912	43,282
Income taxes	19,298	14,591	15,162
Net income	$33,087	29,321	28,120

Earnings per share:
Basic	$0.389	0.381	0.368
Diluted	0.389	0.381	0.368

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2011	2010
ASSETS

Cash and due from banks	$44,395	44,067
Federal funds sold and other short term investments	488,548	400,183
Total cash and cash equivalents	532,943	444,250
Securities available for sale	917,722	891,601
Held to maturity securities ($224,440 and $200,206 fair value at December 31, 2011 and 2010, respectively)	216,288	191,712
Loans, net	2,521,303	2,355,265
Less: Allowance for loan losses	48,717	41,911
Net loans	2,472,586	2,313,354
Bank premises and equipment	37,006	36,632
Other assets	67,099	77,235

Total assets	$4,243,644	3,954,784

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$267,776	251,091
Savings	978,819	774,366
Interest-bearing checking accounts	489,227	441,520
Money market deposit accounts	635,434	602,803
Certificates of deposit (in denominations of $100,000 or more)	460,971	456,837
Other time accounts	903,746	1,027,470
Total deposits	3,735,973	3,554,087
Short-term borrowings	147,563	124,615
Accrued expenses and other liabilities	21,592	20,642
Total liabilities	3,905,128	3,699,344

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 98,912,423and 83,166,423 shares issued at December 31, 2011 and 2010, respectively	98,912	83,166
Surplus	176,638	126,982
Undivided profits	119,465	108,780
Accumulated other comprehensive loss, net of tax	(2,493)	(4,119)
Treasury stock; 5,491,276 and 6,036,512 shares, at cost, at December 31, 2011
and 2010, respectively	(54,006)	(59,369)
Total shareholders' equity	338,516	255,440
Total liabilities and shareholders' equity	$4,243,644	3,954,784

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2009	$83,166	130,142	93,818	(1,441)		(69,661)	236,024
Comprehensive income:
Net Income - 2009	-	-	28,120	-	28,120	-	28,120
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $3,792)	-	-	-	-	2,280	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $38)	-	-	-	-	(23)	-	-
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $1,641)	-	-	-	-	(984)	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $1,848)	-	-	-	-	(1,114)	-	-
Other comprehensive loss	-	-	-	159	159	-	159
Comprehensive income					28,279
Cash dividend declared, $.2975 per share	-	-	(22,748)	-		-	(22,748)
Sale of treasury stock (567,500 shares)	-	(1,675)	-	-		5,584	3,909
Stock based compensation expense	-	214	-	-		-	214
Ending balance, December 31, 2009	83,166	128,681	99,190	(1,282)		(64,077)	245,678
Comprehensive income:
Net Income - 2010	-	-	29,321	-	29,321	-	29,321
Other comprehensive loss, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax overfunded of $1,827)	-	-	-	-	1,098	-	-
Amortization of prior service cost on pension and post retirement plans, net of tax (pre-tax of $216)	-	-	-	-	(130)	-	-
Unrealized net holding loss on securities available-for-sale arising during the period, net of tax (pre-tax loss of $2,979)	-	-	-	-	(1,785)	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $3,352)	-	-	-	-	(2,020)	-	-
Other comprehensive loss	-	-	-	(2,837)	(2,837)	-	(2,837)
Comprehensive income					26,484
Cash dividend declared, $.2563 per share	-	-	(19,731)	-		-	(19,731)
Sale of treasury stock (478,482 shares)	-	(1,875)	-	-		4,708	2,833
Stock based compensation expense	-	176	-	-		-	176
Ending balance, December 31, 2010	83,166	126,982	108,780	(4,119)		(59,369)	255,440
Comprehensive income:
Net Income - 2011	-	-	33,087	-	33,087	-	33,087
Other comprehensive income, net of tax:
Change in overfunded position in pension and post retirement benefit plans arising during the year, net of tax (pre-tax decrease of $4,753)	-	-	-	-	(2,858)	-	-
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, net of tax (pre-tax of $177)	-	-	-	-	(106)	-	-
Unrealized net holding gain on securities available-for-sale arising during the period, net of tax (pre-tax gain of $9,062)	-	-	-	-	5,451	-	-
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $1,428)	-	-	-	-	(861)	-	-
Other comprehensive income	-	-	-	1,626	1,626	-	1,626
Comprehensive income					34,713
Net proceeds from stock offering (15,640,000 shares)	15,640	51,938	-	-		-	67,578
Issuance of restricted stock (106,000 shares)	106	(106)	-	-		-	-
Cash dividend declared, $.2625 per share	-	-	(22,402)	-		-	(22,402)
Sale of treasury stock (545,236 shares)	-	(2,463)	-	-		5,363	2,900
Stock based compensation expense	-	287	-	-		-	287
Ending balance, December 31, 2011	$98,912	176,638	119,465	(2,493)		(54,006)	338,516

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
`
(dollars in thousands)
	Years Ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income	$33,087	29,321	28,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,836	4,731	4,502
Net loss on sale of other real estate owned	478	1,008	664
Writedown of other real estate owned	3,454	2,631	1,246
Provision for loan losses	18,750	23,200	11,310
Deferred tax (benefit) expense	(2,336)	581	2,154
Stock based compensation expense	287	176	214
Net (gain) loss on sale of bank premises and equipment	(4)	39	(48)
Net gain on sale of securities available for sale	(1,428)	(3,352)	(1,848)
Proceeds from sales and calls of trading securities	-	-	24,936
Proceeds from maturities of trading securities	-	-	91,040
Net trading losses	-	-	350
Decrease (increase) in taxes receivable	473	(12,336)	2,146
Decrease (increase) in interest receivable	(774)	1,020	1,838
Decrease in interest payable	(311)	(516)	(1,288)
Decrease (increase) in other assets	4,614	2,420	(24,533)
Increase (decrease) in accrued expenses and other liabilities	192	(444)	1,271
Total adjustments	28,231	19,158	113,954
Net cash provided by operating activities	61,318	48,479	142,074
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	1,171,998	1,198,435	747,444
Purchases of securities available for sale	(1,209,300)	(1,301,963)	(891,298)
Proceeds from maturities of securities available for sale	20,243	19,312	651,151
Proceeds from calls and maturities of held to maturity securities	87,320	183,159	7,740
Purchases of held to maturity securities	(111,896)	-	(761,224)
Net increase in loans	(188,776)	(106,118)	(141,613)
Proceeds from dispositions of other real estate owned	9,013	11,474	4,499
Proceeds from dispositions of bank premises and equipment	7	-	175
Purchases of bank premises and equipment	(5,213)	(3,609)	(7,266)
Net cash (used in) provided by investing activities	(226,604)	690	(390,392)
Cash flows from financing activities:
Net increase in deposits	181,886	248,927	168,889
Net increase (decrease) in short-term borrowings	22,948	16,887	(1,864)
Proceeds from sales of treasury stock	2,900	2,833	3,909
Net proceeds from common stock offering	67,578	-	-
Dividends paid	(21,333)	(19,460)	(26,326)
Net cash provided by financing activities	253,979	249,187	144,608
Net increase (decrease) in cash and cash equivalents	88,693	298,356	(103,710)
Cash and cash equivalents at beginning of period	444,250	145,894	249,604
Cash and cash equivalents at end of period	$532,943	444,250	145,894

Consolidated Statements of Cash Flows (continued)

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$26,555	35,514	50,739
Income taxes paid	18,824	27,628	14,667
Non cash investing and financing activites:
Transfer of loans to real estate owned	10,794	13,509	13,547
Increase (decrease) in dividends payable	1,069	271	(3,578)
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	7,634	(6,332)	(3,490)
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	(3,044)	2,527	1,392
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(177)	(216)	(38)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	71	86	15
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross	(4,753)	1,827	3,792
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	1,895	(729)	(1,512)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiaries, Trustco Realty Corporation, Trustco Insurance Agency, Inc., ORE Property, Inc. and its subsidiaries ORE Property One, Inc. and ORE Property Two, Inc. conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

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

Use of Estimates

To prepare financial statements in conformity with U.S. generally accepted accounting principals, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, other real estate owned and the fair value of financial instruments are particularly subject to change.

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

Securities Available for Sale and Held to Maturity

Securities available for sale are carried at fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available fair value.

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

Commercial real estate loans and other commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  Commercial real estate collateral is generally located within the Bank’s geographic territories; while collateral for non-real estate secured commercial loans is typically accounts receivable, inventory, and/or equipment.  Repayment is primarily dependent upon the borrower’s ability to service the debt based upon cash flows generated from the underlying business.  Secondary support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate loans, including first mortgages, home equity loans and home equity lines of credit, are collateralized by first or second liens on one-to-four family residences generally located within the Bank’s market areas.  Proof of ownership title, including mortgage title insurance, and hazard insurance coverage are normally required.

The Company’s other consumer loans are primarily made up of installment loans and personal lines of credit.  The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured.

Nonperforming loans include non-accrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in non-accrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent based upon specific facts and circumstances surrounding the borrower. Typically, a loan is moved to non-accrual status after 90 days of non-payment in accordance with the Company’s policy. Past due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on non-accrual status is reversed against interest income. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection. Loans may be removed from non-accrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from non-accrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest. When, in the opinion of management, the collection of principal appears unlikely, the loan balance is evaluated in light of its sources of repayment, and a charge-off is recorded when appropriate.

Impaired loans have been defined as commercial and commercial real estate loans in non-accrual status and restructured loans. Income recognition for collateral dependent impaired loans is consistent with income recognition for non-accruing loans.

Loan origination fees, net of certain direct origination costs, are deferred and recognized using the level yield method without anticipating prepayments.

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

Commercial and commercial real estate loans in non-accrual status are defined as impaired loans and are individually evaluated for impairment. The Company also has a small portfolio of residential restructured loans that are defined as impaired. If a loan is impaired, a charge-off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral. Residential real estate loans and consumer loans are collectively evaluated for impairment.

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

Other Real Estate Owned

Other real estate owned are assets acquired through foreclosures on loans. At December 31, 2011 and 2010 there were $5.3 million and $7.4 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Each other real estate owned property is recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) “cost” (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are expensed.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution.  Taking into consideration these restrictions and possible limitations, as of December 31, 2011 Trustco Bank has prior period undistributed earnings of $30.1 million which may be used for dividend payments.

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

Stock Option and Restricted Stock Plans

The Company has stock option and restricted stock plans for employees and directors. The Company records compensation expense based on the fair value of the award measured at the date of grant. The expense is recognized over the shorter of each award’s vesting period or the retirement date for any awards that vest immediately upon eligible retirement.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.   All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issued under the stock option plans.

Reclassification of Prior Year Statements

It is the Company’s policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by “Accounting Standards Codification” (ASC) Topic 280, “Disclosure about Segments of an Enterprise and Related Information”.

Cash and Cash Equivalents

The Company classifies cash on hand, cash due from banks, Federal Funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

Assets under management by Trustco Financial Services are not included on the Company’s consolidated financial statements because Trustco Financial Services holds these assets in a fiduciary capacity. Trust assets under management, including the TrustCo Dividend Reinvestment Plan, as of December 31, 2011 and 2010 were $784 million and $800 million, respectively.

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

Fair Value of Financial Instruments

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $67.1 million and $60.7 million at December 31, 2011 and 2010, respectively.

(3) Investment Securities

(a) Trading Securities

At December 31, 2011 and 2010, the Company had no trading securities. Included in the December 31, 2009 Consolidated Statement of Income are $350 thousand of net trading losses related to trading account assets.

(b) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$562,588	1,171	300	563,459
State and political subdivisions	42,812	1,156	-	43,968
Mortgage backed securities and collateralized mortgage obligations - residential	202,103	2,335	415	204,023
Corporate bonds	102,248	70	5,710	96,608
Other	650	-	-	650
Total debt securities	910,401	4,732	6,425	908,708
Equity securities	9,014	-	-	9,014
Total securities available for sale	$919,415	4,732	6,425	917,722

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$625,399	312	10,825	614,886
State and political subdivisions	79,038	1,184	458	79,764
Mortgage backed securities and collateralized mortgage obligations - residential	73,384	618	435	73,567
Corporate bonds	115,274	854	624	115,504
Other	650	-	-	650
Total debt securities	893,745	2,968	12,342	884,371
Equity securities	7,183	47	-	7,230
Total securities available for sale	$900,928	3,015	12,342	891,601

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2011 and 2010, was $9.0 million and $6.9 million, respectively.

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2011, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

	Amortized Cost	Fair Value
Due in one year or less	$4,492	4,566
Due in one year through five years	653,260	650,809
Due after five years through ten years	231,319	231,166
Due after ten years	21,330	22,167
	$910,401	908,708

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2011
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss

U.S. government sponsored enterprises	$147,881	300	-	-	147,881	300

Mortgage backed securities and collateralized mortgage obligations - residential	107,369	369	781	46	108,150	415
Corporate bonds	72,077	4,487	19,467	1,223	91,544	5,710
Total	$327,327	5,156	20,248	1,269	347,575	6,425

	December 31, 2010
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss

	$526,071	10,825	-	-	526,071	10,825
U.S. government sponsored enterprises State and political
subdivisions	19,939	458	-	-	19,939	458

Mortgage backed securities and collateralized mortgage obligations - residential	58,952	392	803	43	59,755	435
Corporate bonds	50,934	624	-	-	50,934	624
Total	$655,896	12,299	803	43	656,699	12,342

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2011, 2010 and 2009 are as follows:

(dollars in thousands)	December 31,
	2011	2010	2009

Proceeds from sales	$47,349	261,374	133,883
Proceeds from calls	$1,124,649	937,061	613,561
Gross realized gains	1,472	3,769	2,136
Gross realized losses	44	417	288

Tax expense recognized on net gains on sales of securities available for sale were approximately $500 thousand, $1.2 million, and $650 thousand for the years ended December 31, 2011, 2010, 2009 respectively.

The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes amounted to $253.5 million and $232.8 million at December 31, 2011 and 2010, respectively.

(c) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2011
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

U.S. government sponsored enterprises	$15,000	19	-	15,019

Mortgage backed securities and collateralized mortgage obligations - residential	141,857	7,727	46	149,538
Corporate bonds	59,431	834	382	59,883
Total held to maturity	$216,288	8,580	428	224,440

	December 31, 2010
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities - residential	$122,654	6,092	-	128,746
Corporate bonds	69,058	2,402	-	71,460
Total held to maturity	$191,712	8,494	-	200,206

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2011, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$24,000	24,097
Due in one year through five years	167,374	175,792
Due in five years through ten years	24,914	24,551
	$216,288	224,440

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrecognized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2011
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss

Mortgage backed securities and collateralized mortgage obligations - residential	$19,328	46	-	-	19,328	46
Corporate bonds	9,532	382	-	-	9,532	382
Total	$28,860	428	-	-	28,860	428

As of December 31, 2010 there were no held to maturity securities in an unrealized loss position.  There were no sales or transfers of held to maturity securities during 2011 and 2010.

(d) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2011 that represent greater than 10% of shareholders equity:

	Amortized Cost	Fair Value
Federal Farm Credit Bank	$35,500	35,553
Federal Home Loan Mortgage Corporation	202,663	203,351
Government National Mortgage Association	169,161	178,362
Federal National Mortgage Association	481,200	481,643

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

As of December 31, 2011, the Company’s security portfolio consisted of 264 securities, 48 of which were in an unrealized loss position, and are discussed below.

Mortgage-backed Securities and collateralized mortgage obligations - Residential

At December 31, 2011, all of the mortgage-backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

Corporate bonds

In the case of corporate bonds, the Company exposure is primarily in bonds of firms in the financial sector.  Changing market perceptions of that sector and of some specific firms has had a negative impact on bond pricing and has caused some downgrades, however all of the corporate bonds owned continue to be rated investment grade, all are current as to the payment of interest and the Company expects to collect the full amount of the principal balance at maturity.  The Company actively monitors the firms and the bonds.  The Company has concluded that the decline in fair value is not attributable to credit quality and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

Other Securities

At December 31, 2011, the Company has unrealized losses on U.S. government-sponsored enterprises, and state and political subdivisions. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

As a result of the above analysis, for the year ended December 31, 2011, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2011
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$189,101	25,226	214,327
Other	33,734	102	33,836
Real estate mortgage - 1 to 4 family:
First mortgages	1,731,127	177,518	1,908,645
Home equity loans	46,082	1,224	47,306
Home equity lines of credit	285,762	27,276	313,038
Installment	4,078	73	4,151
Total loans, net	$2,289,884	231,419	2,521,303
Less: Allowance for loan losses			48,717
Net loans			$2,472,586

	December 31, 2010
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$196,803	28,644	225,447
Other	32,542	264	32,806
Real estate mortgage - 1 to 4 family:
First mortgages	1,611,645	139,932	1,751,577
Home equity loans	48,505	960	49,465
Home equity lines of credit	268,509	22,778	291,287
Installment	4,284	399	4,683
Total loans, net	$2,162,288	192,977	2,355,265
Less: Allowance for loan losses			41,911
Net loans			$2,313,354

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2011 and 2010, the Company had approximately $32.5 million and $14.6 million of real estate construction loans. Of the $32.5 million in real estate construction loans at December 31, 2011, approximately $11.6 million are secured by first mortgages to residential borrowers while approximately $20.9 million were to commercial borrowers for residential construction projects. The vast majority of the construction loans are secured by residential real estate in the New York market area.

  At December 31, 2011 and 2010, loans to executive officers, directors, and to associates of such persons aggregated $9.4 million and $6.8 million, respectively. During 2011, approximately $3.6 million of new loans were made and repayments of loans totalled approximately $1.1 million. All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2011
(dollars in thousands)	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$4,968	5,000	9,968
Other	13	-	13
Real estate mortgage - 1 to 4 family:
First mortgages	24,392	9,862	34,254
Home equity loans	968	57	1,025
Home equity lines of credit	2,460	743	3,203
Installment	3	-	3
Total non-accrual loans	32,804	15,662	48,466
Restructured real estate mortgages - 1 to 4 family	312	-	312
Total nonperforming loans	$33,116	15,662	48,778

	December 31, 2010
(dollars in thousands)	New York and other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$5,617	8,281	13,898
Other	126	-	126
Real estate mortgage - 1 to 4 family:
First mortgages	18,067	12,888	30,955
Home equity loans	860	73	933
Home equity lines of credit	2,109	436	2,545
Installment	20	1	21
Total non-accrual loans	26,799	21,679	48,478
Restructured real estate mortgages - 1 to 4 family	336	-	336
Total nonperforming loans	$27,135	21,679	48,814

As of December 31, 2011 and 2010, the Company's loan portfolio did not include any subprime mortgages or loans acquired with deteriorated credit quality.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2011 and 2010:

New york and othet states
	December 31, 2011
(dollars in thousands)	30-59 Days	60-89 Days	90+ Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$400	-	3,157	3,557	185,544	189,101
Other	-	-	-	-	33,734	33,734
Real estate mortgage - 1 to 4 family:
First mortgages	7,850	2,313	20,294	30,457	1,700,670	1,731,127
Home equity loans	186	32	852	1,070	45,012	46,082
Home equity lines of credit	871	473	2,371	3,715	282,047	285,762
Installment	29	4	2	35	4,043	4,078

Total	$9,336	2,822	26,676	38,834	2,251,050	2,289,884

Florida:

(dollars in thousands)	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,042	-	5,000	6,042	19,184	25,226
Other	-	-	-	-	102	102
Real estate mortgage - 1 to 4 family:
First mortgages	813	1,502	8,973	11,288	166,230	177,518
Home equity loans	68	-	65	133	1,091	1,224
Home equity lines of credit	100	91	684	875	26,401	27,276
Installment	1	-	-	1	72	73

Total	$2,024	1,593	14,722	18,339	213,080	231,419

Total:

(dollars in thousands)	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,442	-	8,157	9,599	204,728	214,327
Other	-	-	-	-	33,836	33,836
Real estate mortgage - 1 to 4 family:
First mortgages	8,663	3,815	29,267	41,745	1,866,900	1,908,645
Home equity loans	254	32	917	1,203	46,103	47,306
Home equity lines of credit	971	564	3,055	4,590	308,448	313,038
Installment	30	4	2	36	4,115	4,151

Total	$11,360	4,415	41,398	57,173	2,464,130	2,521,303

New York and other states:
	December 31, 2010
(dollars in thousands)	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	3,870	3,870	192,933	196,803
Other	-	13	126	139	32,403	32,542
Real estate mortgage - 1 to 4 family:
First mortgages	11,129	4,275	15,615	31,019	1,580,626	1,611,645
Home equity loans	228	63	690	981	47,524	48,505
Home equity lines of credit	1,324	19	1,338	2,681	265,828	268,509
Installment	46	4	20	70	4,214	4,284

Total	$12,727	4,374	21,659	38,760	2,123,528	2,162,288

Florida:

(dollars in thousands)	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	2,281	2,281	26,363	28,644
Other	-	-	-	-	264	264
Real estate mortgage - 1 to 4 family:
First mortgages	5,219	553	12,427	18,199	121,733	139,932
Home equity loans	26	-	73	99	861	960
Home equity lines of credit	422	10	410	842	21,936	22,778
Installment	-	-	1	1	398	399

Total	$5,667	563	15,192	21,422	171,555	192,977

Total:

(dollars in thousands)	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	6,151	6,151	219,296	225,447
Other	-	13	126	139	32,667	32,806
Real estate mortgage - 1 to 4 family:
First mortgages	16,348	4,828	28,042	49,218	1,702,359	1,751,577
Home equity loans	254	63	763	1,080	48,385	49,465
Home equity lines of credit	1,746	29	1,748	3,523	287,764	291,287
Installment	46	4	21	71	4,612	4,683

Total	$18,394	4,937	36,851	60,182	2,295,083	2,355,265

At December 31, 2011 and 2010, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as $7.7 million and $11.6 million of certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status as of December 31, 2011 and 2010, respectively.

Interest on nonaccrual and restructured loans was not material in 2011, 2010, and 2009. There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses are summarized as follows:

(dollars in thousands)	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
Balance at beginning of period	$41,911	37,591	36,149
Loans charged off:
Commercial-New York and other states*	171	141	-
Commercial-Florida	1,000	4,940	1,850
Real estate mortgage - 1 to 4 family - New York and other states*	4,315	3,754	1,396
Real estate mortgage - 1 to 4 family - Florida	6,990	10,878	7,601
Installment-New York and other states*	80	150	155
Installment-Florida	2	5	11
Total loan chargeoffs	12,558	19,868	11,013

Recoveries of loans previously charged off:
Commercial-New York and other states*	55	34	259
Commercial-Florida	4	69	-
Real estate mortgage - 1 to 4 family - New York and other states*	477	700	831
Real estate mortgage - 1 to 4 family - Florida	34	89	-
Installment-New York and other states*	43	95	55
Installment-Florida	1	1	-
Total recoveries	614	988	1,145
Net loans charged off	11,944	18,880	9,868
Provision for loan losses	18,750	23,200	11,310
Balance at end of period	$48,717	41,911	37,591

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

	December 31, 2011
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,140	44,479	98	48,717

Total ending allowance balance	$4,140	44,479	98	48,717

Loans:
Individually evaluated for impairment	$9,981	3,686	-	13,667
Collectively evaluated for impairment	238,182	2,265,303	4,151	2,507,636

Total ending loans balance	$248,163	2,268,989	4,151	2,521,303

	December 31, 2010
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,227	37,448	236	41,911

Total ending allowance balance	$4,227	37,448	236	41,911

Loans:
Individually evaluated for impairment	$14,024	336	-	14,360
Collectively evaluated for impairment	244,229	2,091,993	4,683	2,340,905

Total ending loans balance	$258,253	2,092,329	4,683	2,355,265

The Company did not acquire any loans with deteriorated credit quality in 2011 and 2010.

The following tables present impaired loans by loan class as of December 31, 2011 and 2010:

New York and other states:
	December 31, 2011
(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$4,968	5,684	-	5,198	-
Other	13	32	-	56	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,874	3,299	-	1,664	30
Home equity loans	151	199		69	3
Home equity lines of credit	-	75		-	2

Total	$8,006	9,289	-	6,987	35

Florida:

(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$5,000	9,042	-	6,774	-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	705	1,301	-	224	-

Total	$5,705	10,343	-	6,998	-

Total:

(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$9,968	14,726	-	11,972	-
Other	13	32	-	56	-
Real estate mortgage - 1 to 4 family:
First mortgages	3,579	4,600	-	1,888	30
Home equity loans	151	199		69	3
Home equity lines of credit	-	75		-	2

Total	$13,711	19,632	-	13,985	35

New York and other states:
	December 31, 2010
(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$5,617	6,217	-	3,792	-
Other	126	189	-	179	-
Real estate mortgage - 1 to 4 family:
First mortgages	336	516	-	373	39
Home equity loans	-	58		-	6
Home equity lines of credit	-	77		-	3

Total	$6,079	7,057	-	4,344	48

Florida:

(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$8,281	12,798	-	9,289	-
Other	-	-	-	1	-
Real estate mortgage - 1 to 4 family:
First mortgages	-	-	-	-	-

Total	$8,281	12,798	-	9,290	-

Total:

(dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Commercial:
Commercial real estate	$13,898	19,015	-	13,081	-
Other	126	189	-	180	-
Real estate mortgage - 1 to 4 family:
First mortgages	336	516	-	373	39
Home equity loans	-	58		-	6
Home equity lines of credit	-	77		-	3

Total	$14,360	19,855	-	13,634	48

In the preceding tables, the average recorded investment in impaired loans includes the year-to-date average of all impaired loans.  During 2009, the average balance of impaired loans was $12.8 million and there was approximately $55 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income. The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.

Management evaluates impairment on commercial and commercial real estate loans that are past due as well as in situations where circumstances dictate that an evaluation is prudent. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time. As a result, as of December 31, 2011 and 2010, based upon management's evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

As of December 31, 2011, all loans classified as TDR's are on nonaccrual.  Total TDRs as of December 31, 2011 and 2010 totalled $5.2 million and $1.8 million, respectively.  In addition, due to the sufficiency of prior chargeoffs taken, none of the allowance for loan losses has been allocated to TDR's and the impact of the identification of these loans as TDR's did not have a material impact on the allowance.  During the year ended December 31, 2011, there were $1.4 million of chargeoffs on loans identified as TDR's.

The following table presents modified loans by class that were determined to be TDR’s that occurred during the year ended December 31, 2011:

New York and other states*:		Pre-Modification	Post-Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Commercial:
Commercial real estate	1	$91	90
Real estate mortgage - 1 to 4 family:
First mortgages	21	2,758	2,518
Home equity loans	4	160	151

Total	26	$3,009	2,759

Florida:		Pre-Modification	Post-Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Commercial:
Commercial real estate	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	6	852	705

Total	6	$852	705

In addition to the loans in the preceding tables, as of December 31, 2011, the Company has approximately $1.8 million of commercial and commercial real estate loans which were classified as TDR's as a result of modifications prior to 2011.  In these cases, the loan modification included a reduction in the stated interest rate on the loan to the current market rate available.  These loans were in nonaccrual status as of December 31, 2011 and 2010.  As of December 31, 2011, these loans were performing in accordance with their modified terms.

The following table presents loans by class modified as TDR’s that occurred during the twelve months ended December 31, 2011 for which there was a payment default during the same period:

New York and other states*:	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	1	$90
Real estate mortgage - 1 to 4 family:
First mortgages	13	1,729
Home equity loans	3	113

Total	17	$1,932

Florida:
	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	-	$-
Real estate mortgage - 1 to 4 family:
First mortgages	6	705

Total	6	$705

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.  This evaluation is performed under the Company's underwriting policy.

The modification of the terms of these loans were the result of the borrower filing for bankruptcy protection, and included the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.  In situations involving a borrower filing for bankruptcy protection, however, a loan is considered to be in payment default once it is 30 days contractually past due, consistent with the treatment by the bankruptcy court.

The TDR's that subsequently defaulted described above did not have a material impact on the allowance for loan losses.  As a result, the underlying collateral was evaluated at the time these loans were placed on nonaccrual, and a charge-off was taken at that time, if necessary.  Collateral values on these loans, as well as all other nonaccrual loans, are reviewed for collateral sufficiency on a quarterly basis.

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

As of December 31, 2011 and 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2011
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$181,809	7,384	189,193
Other	33,721	13	33,734

	$215,530	7,397	222,927

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$17,534	7,600	25,134
Other	102	-	102

	$17,636	7,600	25,236

	December 31, 2010
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$189,809	6,994	196,803
Other	32,286	256	32,542

	$222,095	7,250	229,345

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$20,363	8,281	28,644
Other	264	-	264

	$20,627	8,281	28,908

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank's collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2011 and 2010 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2011 and 2010 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2011 and 2010 follows:

(dollars in thousands)
	2011	2010
Land	$2,413	2,413
Buildings	28,716	27,196
Furniture, Fixtures and equipment	41,283	39,829
Leasehold improvements	22,256	20,125
Total bank premises and Equipment	94,668	89,563
Accumulated depreciation and amortization	(57,662)	(52,931)
Total	$37,006	36,632

Depreciation and amortization expense approximated $4.8 million, $4.7 million, and $4.5 million for the years 2011, 2010, and 2009, respectively. Occupancy expense of the Bank’s premises included rental expense of $6.8 million in 2011, $6.7 million in 2010, and $6.5 million in 2009.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2011	2010	2009

Interest bearing checking accounts	$285	595	695
Savings accounts	3,788	3,356	3,068
Time deposits and money market accounts	20,597	29,271	43,980
Total	$24,670	33,222	47,743

At December 31, 2011, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,170,936
1 to 2 years	149,752
2 to 3 years	30,280
3 to 4 years	10,854
4 to 5 years	2,431
Over 5 years	464
$1,364,717

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2011	2010	2009

Amount outstanding at December 31,	$147,563	124,615	107,728
Maximum amount outstanding at any month end	148,002	130,996	123,282
Average amount outstanding	133,803	119,213	104,033
Weighted average interest rate:
For the year	1.18%	1.49	1.63
As of year end	1.13	1.40	1.52

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings.  The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2011 and 2010, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2011	2010	2009
Current tax expense:
Federal	$19,613	13,001	12,080
State	2,020	1,009	928
Total current tax expense	21,633	14,010	13,008
Deferred tax expense (benefit)	(2,336)	581	2,154
Total income tax expense	$19,297	14,591	15,162

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010, are as follows:

	December 31,
(dollars in thousands)	2011	2010
	Deductible temporary differences	Deductible temporary differences
Benefits and deferred
remuneration	$(3,467)	(3,337)
Difference in reporting the allowance for loan losses, net	22,389	20,390
Other income or expense not yet reported for tax purposes	2,321	2,184
Depreciable assets	(1,288)	(1,782)
Other items	1,429	1,593
Net deferred tax asset at end of year	21,384	19,048
Net deferred tax asset at beginning of year	19,048	19,629

Deferred tax expense	$(2,336)	581

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $21.4 million and $19.0 million at December 31, 2011 and 2010, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $675 thousand and $3.7 million at December 31, 2011 and 2010, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax asset and a deferred tax liability of $979 thousand and $987 thousand at December 31, 2011 and 2010, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31,
	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0	35.0

Increase/(decrease) in taxes resulting from:
Tax exempt income	(1.6)	(2.7)	(3.3)
State income tax (including alternative minimum tax), net of federal tax benefit	2.0	1.3	2.0
Other items	1.4	(0.4)	1.3
Effective income tax rate	36.8%	33.2	35.0

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

During 2011 and 2010, the Company amended various federal and state tax returns as a result of a deferred tax deduction for financial reporting purposes not being recorded for tax return purposes. Consequently, included in the balance of unrecognized tax reserves at December 31, 2011 and 2010, the Company established a reserve of $450 thousand with respect to the probability of collection.

For the years ended December 31, 2011 and 2010 the unrecognized pre-tax reserves and change in those reserves from the beginning of the year are as follows:

(dollars in thousands)

Balance January 1, 2010	$1,109

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2010	(204)

Balance December 31, 2010	905

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2011	-

Balance December 31, 2011	$905

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized. Management will reevaluate the necessity of these reserves after the affected tax returns have been subject to audit.

The Company anticipates by year-end 2013 approximately $690 thousand of the balance at December 31, 2011 of the unrecognized tax reserve will be settled with the appropriate tax authorities. Therefore during 2012 management would anticipate some reduction in the balance of these reserves.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For 2011, 2010, and 2009, these amounts were not material. Open Federal and New York State tax years are 2007 through 2010 and 2008 through 2010, respectively.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank’s Trust Department. This plan was frozen as of December 31, 2006. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2011 and 2010.

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2011	2010
Projected benefit obligation at beginning of year	$27,115	26,664
Service cost	45	57
Interest cost	1,515	1,498
Benefits paid	(1,605)	(1,595)
Net actuarial loss (gain)	2,213	491

Projected benefit obligation at end of year	$29,283	27,115

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2011	2010

Fair Value of plan assets at beginning of year	$31,373	28,672
Actual gain on plan assets	510	3,296
Company contributions	-	1,000
Benefits paid	(1,605)	(1,595)
Fair value of plan assets at end of year	30,278	31,373

Funded status at end of year	$995	4,259

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2011	2010
Net actuarial loss	$7,987	4,454

Components of Net Periodic Pension (Credit) Expense and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2011	2010	2009
Service cost	$45	57	52
Interest cost	1,515	1,498	1,525
Expected return on plan assets	(1,985)	(1,814)	(1,386)
Amortization of net loss	156	203	365
Net periodic pension (credit) expense	(269)	(56)	556

Amortization of net loss	(156)	(203)	(365)
Net actuarial (gain) / loss included in other comprehensive income	3,689	(992)	(2,081)

	3,533	(1,195)	(2,446)

Total recognized in net periodic benefit (credit) cost and other comprehensive income	$3,264	(1,251)	(1,890)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is approximately $400 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2012	$1,681
2013	1,703
2014	1,718
2015	1,725
2016	1,736
2017 - 2021	8,968

The assumptions used to determine benefit obligations at December 31 are as follows:

	2011	2010	2009
Discount rate	5.17%	5.62	5.82

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2011	2010	2009
Discount rate	5.62%	5.82	6.01

Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan were approximately $5.6 million as of December 31, 2011 and 2010. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company's annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $647 thousand, $610 thousand, and $621 thousand, in 2011, 2010, and 2009, respectively.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company’s Trust Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of both December 31, 2011 and 2010, the trusts had assets totaling $5.7 million.

(b) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company’s medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums was eliminated. The Company continues to provide postretirement medical benefits for a limited number of retired executives in accordance with their employment contracts.

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2011 and 2010:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2011	2010

Accumulated benefit obligation at beginning of year	$1,184	1,142
Service cost	26	31
Interest cost	98	62
Prior service cost	533	-
Benefits paid	(25)	(24)
Net actuarial gain	192	(27)
Accumulated benefit obligation at end of year	$2,008	1,184

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2011	2010

Fair value of plan assets at beginning of year	$13,554	12,338
Actual gain on plan assets	108	1,216
Company contributions	25	24
Benefits paid	(25)	(24)
Fair value of plan assets at end of year	13,662	13,554

Funded status at end of year	$11,654	12,370

	December 31,
Amounts recognized in accumulated other comprehensive income consist of the following as of:	2011	2010
Net actuarial gain	$(1,564)	(2,166)
Prior service credit	(3,968)	(4,763)
Total	$(5,532)	(6,929)

Components of Net Periodic Benefit (Credit) and Other Amounts Recognized in Other Comprehensive Income:

	For the years ended December 31,
(dollars in thousands)	2011	2010	2009
Service cost	$26	31	27
Interest cost	98	62	68
Expected return on plan assets	(447)	(407)	(343)
Amortization of net actuarial gain	(71)	(15)	-
Amortization of prior service credit	(262)	(403)	(403)
Net periodic benefit credit	(656)	(732)	(651)

Net (gain) loss	531	(836)	(1,711)
Prior service cost	533	-	-
Amortization of prior service cost	262	403	403
Amortization of net gain	71	15	-
Total amount recognized in other comprehensive income	1,397	(418)	(1,308)

Total amount recognized in net periodic benefit cost and other comprehensive income	$741	(1,150)	(1,959)

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $300 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

Year	Postretirement Benefits

2012	$58
2013	63
2014	56
2015	59
2016	62
2017 - 2021	389

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2011	2010	2009
Discount rate	5.17%	5.62	5.82

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2011	2010	2009
Discount rate	5.62%	5.82	6.01

Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2011 and thereafter. A one percentage point increase or decrease in the assumed health care cost in each year would have an approximate $400 thousand impact on the accumulated postretirement benefit obligation as of December 31, 2011.  The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2011 would be negligible given the limited number of retirees receiving benefits.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table presents the components of accumulated other comprehensive income (loss), net of tax, as of:
(dollars in thousands)
	December 31, 2011
	Retirement Plan	Post- Retirement Benefit Plan	Total
Unrecognized net actuarial gain (loss)	$(4,803)	939	(3,864)

Unrecognized prior service credit	-	2,386	2,386
Total	$(4,803)	3,325	(1,478)

	December 31, 2010
	Retirement Plan	Post- Retirement Benefit Plan	Total
Unrecognized net actuarial gain (loss)	$(2,679)	1,301	(1,378)

Unrecognized prior service credit	-	2,864	2,864
Total	$(2,679)	4,165	1,486

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, net of tax, at December 31, 2011 and 2010, respectively.

(dollars in thousands)
	December 31, 2011
	Retirement Plan	Post- Retirement Benefit Plan	Total
Increase in unrecognized net actuarial loss	$(2,496)	(362)	(2,858)
Amortization of net actuarial gain and prior service cost	-	(106)	(106)
Total	$(2,496)	(468)	(2,964)

	December 31, 2010
	Retirement Plan	Post- Retirement Benefit Plan	Total

Decrease in unrecognized net actuarial loss	$605	493	1,098
Amortization of net actuarial gain and prior service cost	-	(130)	(130)
Total	$605	363	968

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2011	2010	2011	2010
Debt Securities	33%	26	30	30
Equity Securities	64	65	63	66
Other	3	9	7	4
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2011 and 2010, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at
		December 31, 2011 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$870	870	-	-
Equity mutual funds	19,232	19,232	-	-
U.S. government sponsored enterprises	6,422	-	6,422	-
Corporate bonds	3,310	-	3,310	-
Fixed income mutual funds	444	444	-	-

Total Plan Assets	$30,278	20,546	9,732	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2011 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,001	1,001	-	-
Equity mutual funds	8,551	8,551	-	-
State and political subdivisions	4,110	-	4,110	-

Total Plan Assets	$13,662	9,552	4,110	-

Retirement Plan		Fair Value Measurements at
		December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,853	2,853	-	-
Equity mutual funds	20,228	20,228	-	-
U.S. government sponsored enterprises	5,491	-	5,491	-
Corporate bonds	2,392	-	2,392	-
Fixed income mutual funds	409	409	-	-

Total Plan Assets	$31,373	23,490	7,883	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2010 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$613	613	-	-
Equity mutual funds	8,930	8,930	-	-
State and political subdivisions	4,011	-	4,011	-

Total Plan Assets	$13,554	9,543	4,011	-

At December 31, 2011 and 2010, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2011 and 2010.

The Company made contributions of $1 million to its pension plan during 2010. No contributions were made in 2011.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2012.

(e) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2011, 2010 or 2009 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $461 thousand for 2011, $435 thousand in 2010 and $416 thousand in 2009.

The Company also has an executive incentive plan. The expense of this plan generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.3 million, $746 thousand and $690 thousand in 2011, 2010 and 2009, respectively.

In prior years, the Company awarded 3.2 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2011, the weighted average strike price of each unit was $7.16.

 (f) Stock Option Plans and Restricted Stock Plans

Under the 2010 TrustCo Bank Corp NY Stock Option Plan, the Company may grant stock options and restricted stock to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company could have granted options to its eligible employees for up to approximately 7.9 million shares of common stock.

Under the 2010 Directors Stock Option Plan, the Company may grant stock options and restricted stock to its directors for up to approximately 250 thousand shares of its common stock.  Under the 2004 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock.

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four to five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2011, 2010 and 2009, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options
	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price
Balance, January 1, 2009	3,839,988	$10.81	2,965,788	$11.31
Expired options - 2009	(384,815)	10.00	(384,815)	10.00
Exercised options - 2009	-	0.00	-	0.00
Options became exercisable	-	0.00	197,700	9.23
Balance, December 31, 2009	3,455,173	10.90	2,778,673	11.34
Expired options - 2010	(406,818)	9.47	(406,818)	9.47
Exercised options - 2010	-	0.00	-	0.00
Options became exercisable	-	0.00	197,700	9.23
Balance, December 31, 2010	3,048,355	11.09	2,569,555	11.47
New options awarded-2011	504,000	5.14	14,000	5.14
Expired options - 2011	(426,105)	9.74	(426,105)	9.74
Cancelled options-2011	(10,500)	9.29	(10,500)	9.29
Exercised options - 2011	-	0.00	-	0.00
Options became exercisable	-	0.00	203,700	9.23
Balance, December 31, 2011	3,115,750	$10.32	2,350,650	$11.56

The following table summarizes information about total stock options outstanding at December 31, 2011:

Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Between $5.14and $10.00	1,492,500	7.2 years	$7.84
Greater than $10.00	1,623,250	2.2 years	12.60
Total	3,115,750	4.6 years	$10.32

The following table summarizes information about total stock options exercisable at December 31, 2011:

Range of Exercise Price	Options Outstanding and Exercisable	W eighted Average Remaining Contractual Life	Weighted Average Exercise Price
Between $5.14and $10.00	727,400	5.9 years	$9.24
Greater than $10.00	1,623,250	2.2 years	12.60
Total	2,350,650	3.4 years	$11.56

At December 31, 2011, the intrinsic value of outstanding stock options and vested stock options was not material. The Company expects all unvested options to vest according to plan provisions.

No stock options were exercised in 2011, 2010 or 2009. It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

During 2011, the Company issued 99 thousand restricted common shares to certain eligible executive officers and another 7 thousand restricted common shares to its board of directors.  The restricted share awards hold the same voting powers as the Company’s common stock and become 100% vested after three years based upon a cliff-vesting schedule.  The shares are also eligible to receive nonforfeitable dividend payments.  The fair value of these awards was $5.14 per restricted share, the fair value of the Company’s common stock on the grant date.  During 2011, the Company recognized approximately $28 thousand in stock based compensation expense related to the employee awards and another $2 thousand related to the directors awards. Unrecognized stock-based compensation expense related to the outstanding restricted shares totaled $515 thousand at December 31, 2011.  At December 31, 2011, all of the awards were unvested.  The weighted average period over which the unrecognized expense is expected to be recognized was three years.

Stock-based Compensation Expense: Stock-based compensation expense totaled $274 thousand, $176 thousand and $214 thousand in 2011, 2010 and 2009, respectively, related to the 2010 and 2004 TrustCo Bank Corp NY Stock Option Plans. In 2011, $13 thousand of stock-based compensation expense was recognized related to the 2010 Directors Stock Option Plan. No such expense was recorded in 2010 or 2009 as no stock options were granted to directors. Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying consolidated statements of income related to stock-based compensation in 2011, 2010 and 2009 was approximately $100 thousand, $62 thousand and $75 thousand, respectively. Unrecognized stock-based compensation expense related to non-vested stock options totaled $508 thousand at December 31, 2011. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 4.0 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2011 estimated using the Black-Scholes option pricing model, was $0.98. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. There were no stock options granted in 2010 or 2009. The assumptions used to determine the fair value of options granted during 2011 are detailed in the table below:

	2011
	Employees'		Directors'
	Plan		Plan
Expected dividend yield	5.11%		5.11
Risk-free interest rate	1.90		1.59
Expected volatility rate	26.64		28.50
Expected lives	7.5	years	6.0

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2012	$6,623
2013	6,402
2014	6,326
2015	5,829
2016	5,634
2017 and after	47,649
$78,463

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.1 million in 2011, $5.5 million in 2010 and $5.6 million in 2009. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2015.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”).  TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments.

In accordance with ASC 260-10, a reconciliation of the component parts of earnings per share for 2011, 2010 and 2009 follows:

(dollars in thousands,except per share data)

For the year ended December 31, 2011:
Net income	$33,087
Less: Net income allocated to participating securities	5
Net income allocated to common shareholders	$33,082
Basic EPS:
Distributed earnings allocated to common stock	$22,389
Undistributed earnings allocated to common stock	10,693
Net income allocated to common shareholders	$33,082
Weighted average common shares outstanding including participating securities	85,086
Less: Participating securities	14
Weighted average common shares	85,072

Basic EPS	0.389

Diluted EPS:
Net income allocated to common shareholders	$33,082
Weighted average common shares for basic EPS	85,072
Effect of Dilutive Securities:
Stock Options	-
Weighted average common shares including potential dilutive shares	85,072

Diluted EPS	0.389

	Income	Weighted Average Shares Outstanding	Per Share Amount
For the year ended
December 31, 2010:
Basic EPS:
Income available to common shareholders	$29,321	76,935	$0.381
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$29,321	76,935	$0.381
For the year ended December 31, 2009:
Basic EPS:
Income available to common shareholders	$28,120	76,482	$0.368
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$28,120	76,482	$0.368

As of December 31, 2011, 2010 and 2009, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 2.8 million, 3.0 million and 3.6 million, respectively.  The stock options are antidilutive because the option price is greater than the average fair value of the Company’s stock.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2011 and 2010, was $356.4 million and $342.7 million, respectively. Approximately 81% and 82% of these commitments were for variable rate products at the end of 2011 and 2010, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $7.1 million and $6.1 million at December 31, 2011 and 2010, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2011 and 2010 was insignificant.

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

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale and Trading Securities: Securities available for sale and trading securities are fair valued utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. Included in earnings as a result of the changes in fair value of trading securities were $350 thousand of net trading losses for the year ended December 31, 2009. There were no trading gains or losses in 2011or 2010. Also classified as available for sale securities are equity securities where fair value is determined by quoted market prices and these are designated as Level 1.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$563,459	-	563,459	-
State and political subdivisions	43,968	-	43,968	-
Mortgage-backed securities and collateralized mortgage obligations - residential	204,023	-	204,023	-
Corporate bonds	96,608	-	96,608	-
Other securities	660	10	650	-
Total securities available-for-sale	$908,718	10	908,708	-

	Fair Value Measurements at
	December 31, 2010 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government- sponsored enterprises	$614,886	-	614,886	-
State and political subdivisions	79,764	-	79,764	-
Mortgage-backed securities and collateralized mortgage obligations - residential	73,567	-	73,567	-
Corporate bonds	115,504	-	115,504	-
Other securities	967	317	650	-

Total securities available-for-sale	$884,688	317	884,371	-

The securities available for sale in the above table do not include Federal Home Loan Bank stock and Federal Reserve Bank stock as these assets are not measured at fair value on a recurring basis, rather their fair value approximates their cost basis.

There were no transfers between Level 1 and Level 2 in 2011 and 2010.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)

Other real estate owned	$5,265	-	-	5,265
Impaired Loans:
Commercial real estate	7,457	-	-	7,457
Real estate mortgage - 1 to 4 family:
First mortgages	1,732	-	-	1,732

Other real estate owned, which is carried at fair value, approximates $5.3 million at December 31, 2011 and consisted of $1.7 million of commercial real estate and $3.6 million of residential real estate properties. A valuation charge of $3.5 million is included in earnings for the year ended December 31, 2011.

Of the total impaired loans of $13.7 million at December 31, 2011, $9.2 million are collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2011. Gross charge-offs related to commercial impaired loans were $1.1 million for the year ended December 31, 2011, while gross residential impaired loan charge-offs amounted to $1.4 million.

	Fair Value Measurements at December 31, 2010 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(Dollars in thousands)

Other real estate owned	$7,416	-	-	7,416
Impaired Loans:
Commercial real estate	8,307	-	-	8,307

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

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2011 and 2010 are as follows:

	As of
(dollars in thousands)	December 31, 2011
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$532,943	532,943
Securities available for sale	917,722	917,722
Held to maturity securities	216,288	224,440
Loans	2,472,586	2,590,803
Accrued interest receivable	13,952	13,952
Financial liabilities:
Demand deposits	267,776	267,776
Interest bearing deposits	3,468,197	3,474,558
Short-term borrowings	147,563	147,563
Accrued interest payable	762	762

	As of
(dollars in thousands)	December 31, 2010
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$444,250	444,250
Securities available for sale	891,601	891,601
Held to maturity securities	191,712	200,206
Loans	2,313,354	2,372,880
Accrued interest receivable	13,178	13,178
Financial liabilities:
Demand deposits	251,091	251,091
Interest bearing deposits	3,302,996	3,305,586
Short-term borrowings	124,615	124,615
Accrued interest payable	1,073	1,073

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents

The carrying values of these financial instruments approximate fair values.

Securities

Securities available for sale and held to maturity are fair valued utilizing an independent pricing service. The pricing service uses a variety of techniques to arrive at fair value including market maker bids and quotes of significantly similar securities and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.

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

(14) Regulatory Capital Requirements

During 2011, the Office of the Comptroller of the Currency (OCC) replaced the Office of Thrift Supervision (OTS) as the Bank’s primary regulator.  However, as a thrift, the Bank continues to follow OTS capital regulations which require banks to maintain minimum levels of regulatory capital. Beginning in the first quarter of 2012, the Bank will be subject to the capital requirements of the OCC.  Under the regulations in effect at December 31, 2011 and 2010, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

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

As of December 31, 2011 and 2010, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

Under its prompt corrective action regulations, the regulator is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2011 and 2010, for Trustco Bank:

(dollars in thousands)			Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$335,759	7.90%	5.00%	4.00%
Tier 1 risk-based capital	335,759	15.75	6.00	4.00
Total risk-based capital	362,648	17.01	10.00	8.00

(dollars in thousands)			Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$250,093	6.31%	5.00%	4.00%
Tier 1 risk-based capital	250,093	12.17	6.00	4.00
Total risk-based capital	275,988	13.43	10.00	8.00

*Regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized

The following is a summary of actual capital amounts and ratios as of December 31, 2011 and 2010 for TrustCo on a consolidated basis:

(dollars in thousands)	As of December 31, 2011
	Amount	Ratio

Leverage capital	$340,456	8.14%
Tier 1 risk-based capital	340,456	15.97
Total risk-based capital	367,382	17.23

(dollars in thousands)	As of December 31, 2010
	Amount	Ratio

Leverage capital	$259,006	6.68%
Tier 1 risk-based capital	259,006	12.57
Total risk-based capital	284,959	13.83

(15) Common Stock Offering

On July 6, 2011, the Company completed a public offering of 15,640,000 shares of common stock, $1 par value per share.  The 15,640,000 shares included 2,040,000 additional shares of common stock as a result of the underwriters exercising their over-allotment option.  The common stock was sold at $4.60 per share. Net proceeds from the offering, after direct costs, were $67.6 million.

(16) Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  ASU 2011-04  represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement.  The Boards have concluded that the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  The amendments in ASU 2011-04 are to be applied prospectively.  For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011.  Early application by public entities is not permitted.  Management is currently evaluating the impact of ASU 2011-04 on the Company’s fair value measurements and disclosures.

In June 2011, the FASB issued ASU 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.”  The amendments in ASU 2011-05 allow an entity the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity.  ASU 2011-05 should be applied retrospectively.  For public entities, the amendments are effective for and interim and annual periods beginning after December 15, 2011.  Early adoption is permitted.  Management is currently evaluating the impact of ASU 2011-05 on the Company’s disclosures.

(17) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)		Years Ended December 31,
Income:	2011	2010	2009

Dividends and interest from subsidiaries	$19,635	14,128	13,771
Net gain on sales of securities	45	-	-
Income from other investments	1	3	1
Total income	19,681	14,131	13,772
Expense:
Operating supplies	86	81	66
Professional services	362	599	366
Miscellaneous expense	555	329	417
Total expense	1,003	1,009	849
Income before income taxes and subsidiaries'undistributed earnings	18,678	13,122	12,923
Income tax benefit	(174)	(343)	(228)
Income before subsidiaries'undistributed earnings	18,852	13,465	13,151
Equity in undistributed earnings of subsidiaries	14,235	15,856	14,969
Net income	$33,087	29,321	28,120

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2011	2010
Cash in subsidiary bank	$10,663	9,339
Investments in subsidiaries	333,822	246,502
Securities available for sale	10	317
Other assets	269	30
Total assets	344,764	256,188
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	6,248	748
Total liabilities	6,248	748
Shareholders' equity	338,516	255,440
Total liabilities and shareholders'equity	$344,764	256,188

Statements of Cash Flows

(dollars in thousands)		Years Ended December 31,
	2011	2010	2009

Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$33,087	29,321	28,120
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(14,235)	(15,856)	(14,969)
Stock based compensation expense	287	176	214
Net gain on sales of securities	(45)	-	-
Net change in other assets and accrued expenses	(232)	(310)	(209)
Total adjustments	(14,225)	(15,990)	(14,964)
Net cash provided by operating activities	18,862	13,331	13,156
Cash flows from investing activities:
Proceeds from sale of securities available for sale	372	-	-
Investment in bank subsidiary	(67,000)	-	-
Purchases of securities available for sale	(68)	-	-
Net cash provided by investing activities	(66,696)	-	-
Cash flows from financing activities:
Dividends paid	(21,320)	(19,447)	(26,313)
Net proceeds from common stock offering	67,578	-	-
Proceeds from sales of treasury stock	2,900	2,833	3,909

Net cash used in financing activities	49,158	(16,614)	(22,404)

Net (decrease) increase in cash and cash equivalents	1,324	(3,283)	(9,248)

Cash and cash equivalents at beginning of year	9,339	12,622	21,870

Cash and cash equivalents at end of year	$10,663	9,339	12,622

Branch Locations

New York		Exit 8/Crescent Rd. Office
	Brunswick Office	1532 Crescent Rd.
Airmont Office	740 Hoosick Rd.	Clifton Park, NY
327 Route 59 East	Troy, NY	Telephone: (518) 383-0039
Airmont, NY	Telephone: (518) 272-0213
Telephone: (845) 357-2435		Exit 11 Office
	Central Ave. Office	43 Round Lake Rd.
Altamont Ave. Office	40 Central Ave.	Ballston Lake, NY
1400 Altamont Ave.	Albany, NY	Telephone: (518) 899-1558
Schenectady, NY	Telephone: (518) 426-7291
Telephone: (518) 356-1317		Fishkill Office
	Chatham Office	1542 Route 52
Altamont Ave. West Office	193 Hudson Ave.	Fishkill, NY
1900 Altamont Ave.	Chatham, NY	Telephone: (845) 896-8260
Rotterdam, NY	Telephone: (518) 392-0031
Telephone: (518) 355-1900		Freemans Bridge Rd. Office
	Clifton Country Road Office	1 Sarnowski Dr.
Ardsley Office	7 Clifton Country Rd.	Glenville, NY
33-35 Center St.	Clifton Park, NY	Telephone: (518) 344-7510
Ardsley, NY	Telephone: (518) 371-5002
Telephone: (914) 693-3254		Glenmont Office
	Clifton Park Office	380 Route 9w
Ballston Spa Office	1018 Route 146	Glenmont, NY 12077
235 Church Ave.	Clifton Park, NY	Telephone: (518) 449-2128
Ballston Spa, NY	Telephone: (518) 371-8451
Telephone: (518) 885-1561		Glens Falls Office
	Cobleskill Office	100 Glen St.
Balltown Road Office	104 Merchant Pl.	Glens Falls, NY
1475 Balltown Rd	Cobleskill, NY	Telephone: (518) 798-8131
Niskayuna, NY	Telephone: (518) 254-0290
Telephone: (518) 377-2460		Greenwich Office
	Colonie Office	131 Main St.
Bedford Hills Office	1892 Central Ave.	Greenwich, NY
180 Harris Rd.	Colonie Plaza, Colonie, NY	Telephone: (518) 692-2233
Bedford Hills, NY	Telephone: (518) 456-0041
Telephone: (914) 666-6230		Guilderland Office
	Crestwood Plaza Office	3900 Carman Rd.
Brandywine Office	415 Whitehall Rd.	Schenectady, NY
1048 State St.	Albany, NY	Telephone: (518) 355-4890
Schenectady, NY	Telephone: (518) 482-0693
Telephone: (518) 346-4295		Halfmoon Office
	Delmar Office	Country Dollar Plaza
Briarcliff Manor Office	167 Delaware Ave.	Halfmoon, NY
75 North State Rd.	Delmar, NY	Telephone: (518) 371-0593
Briarcliff Manor, NY	Telephone: (518) 439-9941
Telephone: (914) 762-7133		Hartsdale Office
	East Greenbush Office	220 East Hartsdale Ave.
Bronxville Office	501 Columbia Turnpike	Hartsdale, NY
5-7 Park Place	Rensselaer, NY	Telephone: (914) 722-2640
Bronxville, NY	Telephone: (518) 479-7233
Telephone: (914) 771-4180		Highland Office
	Elmsford Office	3580 Route 9W
	100 Clearbrook Rd.	Highland, NY
	Elmsford, NY	Telephone: (845) 691-7023
Telephone: (914) 345-1808
Hoosick Falls Office
47 Main St.
Hoosick Falls, NY Telephone: (518) 686-5352

Hudson Office	Monroe Office	Poughkeepsie Office
507 Warren St.	791 Route 17M	2656 South Rd.
Hudson, NY	Monroe, NY	Poughkeepsie, NY
Telephone: (518) 828-9434	Telephone: (845) 782-1100	Telephone: (845) 485-6419

Hudson Falls Office	Mont Pleasant Office	Queensbury Office
3750 Burgoyne Ave.	959 Crane St.	118 Quaker Rd. Suite 1
Hudson Falls, NY	Schenectady, NY	Queensbury, NY
Telephone: (518) 747-0886	Telephone: (518) 346-1267	Telephone: (518) 798-7226

Kingston Office	Mt. Kisco Office	Red Hook Office
1220 Ulster Ave.	222 East Main St.	7391 S. Broadway (Rt. 9)
Kingston, NY	Mt. Kisco, NY	Red Hook, NY
Telephone: (845) 336-5372	Telephone: (914) 666-2362	Telephone: (845) 752-2224

Lake George Office	New City Office	Rotterdam Office
4066 Route 9L	20 Squadron Blvd.	Curry Road Shopping Ctr.
Lake George, NY	New City, NY	Rotterdam, NY
Telephone: (518) 668-2352	Telephone: (845) 634-4571	Telephone: (518) 355-8330

Latham Office	New Scotland Office	Rotterdam Square Office
1 Johnson Rd.	301 New Scotland Ave.	93 W. Campbell Rd.
Latham, NY	Albany, NY	Rotterdam, NY
Telephone: (518) 785-0761	Telephone: (518) 438-7838	Telephone: (518) 377-2393

Loudon Plaza Office	Newton Plaza Office	Route 2 Office
372 Northern Blvd.	602 New Loudon Rd.	201 Troy-Schenectady Rd.
Albany, NY	Latham, NY	Latham, NY
Telephone: (518) 462-6668	Telephone: (518) 786-3687	Telephone: (518) 785-7155

Madison Ave. Office	Niskayuna-Woodlawn Office	Route 7 Office
1084 Madison Ave.	3461 State St.	1156 Troy-Schenectady Rd.
Albany, NY	Schenectady, NY	Latham, NY
Telephone: (518) 489-4711	Telephone: (518) 377-2264	Telephone: (518) 785-4744

Malta 4 Corners Office	Northern Pines Road Office	Saratoga Office
2471 Route 9	649 Maple Ave.	34 Congress St.
Malta, NY	Saratoga Springs, NY	Saratoga Springs, NY
Telephone: (518) 899-1056	Telephone: (518) 583-2634	Telephone: (518) 587-3520

Mamaroneck Office	Nyack Office	Schaghticoke Office
180-190 East Boston Post Rd.	21 Route 59	2 Main St.
Mamaroneck, NY	Nyack, NY	Schaghticoke, NY
Telephone: (914) 777-3023	Telephone: (845) 353-2035	Telephone: (518) 753-6509

Mayfair Office	Peekskill Office	Scotia Office
286 Saratoga Rd.	20 Welcher Ave.	123 Mohawk Ave.
Glenville, NY	Peekskill, NY	Scotia, NY
Telephone: (518) 399-9121	Telephone: (914) 739-1839	Telephone: (518) 372-9416

Mechanicville Office	Pelham Office	Sheridan Plaza Office
9 Price Chopper Plaza	132 Fifth Ave.	1350 Gerling St.
Mechanicville, NY	Pelham, NY	Schenectady, NY
Telephone: (518) 664-1059	Telephone: (914) 632-1983	Telephone: (518) 377-8517

Milton Office	Pomona Office	Slingerlands Office
2 Trieble Ave.	1581 Route 202	1569 New Scotland Rd.
Ballston Spa, NY	Pomona, NY	Slingerlands, NY
Telephone: (518) 885-0498	Telephone: (845) 354-0176	Telephone: (518) 439-9352

South Glens Falls Office	Wappingers Falls Office	Bradenton Office
133 Saratoga Rd., St. 1	1490 Route 9	5858 Cortez Rd. West
South Glens Falls, NY	Wappingers Falls, NY	Bradenton, FL
Telephone: (518) 793-7668	Telephone: (845) 298-9315	Telephone: (941) 792-2604

State Farm Road Office	West Sand Lake Office	Colonial Drive Office
2050 Western Ave.	3690 NY Route 43	4450 East Colonial Dr.
Guilderland, NY	West Sand Lake, NY	Orlando, FL
Telephone: (518) 452-6913	Telephone: (518) 674-3327	Telephone: (407) 895-6393

State St. Albany Office	Wilton Mall Office	Curry Ford Road Office
112 State St.	Route 50	3020 Lamberton Blvd.
Albany, NY	Saratoga Springs, NY	Orlando, FL
Telephone: (518) 436-9043	Telephone: (518) 583-1716	Telephone: (407) 277-9663

State St. Schenectady Office	Wolf Road Office	Curry Ford West Office
320 State St.	34 Wolf Rd.	2838 Curry Ford Rd.
Schenectady, NY	Albany, NY	Orlando, FL
Telephone: (518) 381-3831	Telephone: (518) 458-7761	Telephone: (407) 894-8391

Stuyvesant Plaza Office	Wynantskill Office	Davenport Office
Western Ave. at Fuller Rd.	134-136 Main St.	42755 Route 27
Albany, NY	Wynantskill, NY	Davenport, FL
Telephone: (518) 489-2616	Telephone: (518) 286-2674	Telephone: (863) 424-9493

Tanners Main Office	Florida	Dean Road Office
345 Main St.		3920 Dean Rd.
Catskill, NY	Alafaya Woods Office	Orlando, FL
Telephone: (518) 943-2500	1500 Alafaya Trail	Telephone: (407) 657-8001
Oviedo, FL
Tanners West Office	Telephone: (407) 359-5991	Downtown Orlando Office
238 West Bridge St.		415 East Pine St.
Catskill, NY	Aloma Office	Orlando, FL
Telephone: (518) 943-5090	4070 Aloma Ave.	Telephone: (407) 422-7129
Winter Park, FL
Troy Office	Telephone: (407) 677-1969	East Colonial Office
5th Ave. and State St.		12901 East Colonial Dr.
Troy, NY	Apollo Beach Office	Orlando, FL
Telephone: (518) 274-5420	205 Apollo Beach Blvd.	Telephone: (407) 275-3075
Apollo Beach, FL
Union Street East Office	Telephone: (813) 649-0460	Englewood Office
1700 Union St.		2930 S. McCall Rd.
Schenectady, NY	Apopka Office	Englewood, FL
Telephone: (518) 382-7511	1134 N. Rock Springs Rd.	Telephone: (941) 460-0601
Apopka, FL
Upper Union Street Office	Telephone: (407) 464-7373	Gateway Commons Office
1620 Union St.		1525 E. Osceola Pkwy.
Schenectady, NY	Avalon Park Office	Suite 120
Telephone: (518) 374-4056	3662 Avalon Park E. Blvd.	Kissimmee, FL
	Orlando, FL	Telephone: (407) 932-0398
Ushers Road Office	Telephone: (407) 380-2264
308 Ushers Rd.		Goldenrod Office
Ballston Lake, NY	BeeLine Center Office	7803 E. Colonial Rd.
Telephone: (518) 877-8069	10249 S. John Young Pkwy.	Suite 107
	Suite 101	Orlando, FL
Valatie Office	Orlando, FL	Telephone: (407) 207-3773
2929 Route 9	Telephone: (407) 240-0945
Valatie, NY
Telephone: (518) 758-2265

Juno Beach Office	Pleasant Hill Commons Office	Winter Springs Office
14051 US Highway 1	3307 S. Orange Blossom Trail	851 East SR 434
Juno Beach, FL	Kissimmee, FL	Winter Springs, FL
Telephone: (561) 630-4521	Telephone: (407) 846-8866	Telephone: (407) 327-6064

Lady Lake Office	Port Orange Office	Massachusetts
873 N. US Highway 27/441	3751 Clyde Morris Blvd.
Lady Lake, FL	Port Orange, FL	Allendale Office
Telephone: (352) 205-8893	Telephone: (386) 322-3730	5 Cheshire Rd., Suite 18
Pittsfield, MA
Lake Mary Office	Rinehart Road Office	Telephone: (413) 236-8400
350 West Lake Mary Blvd.	1185 Rinehart Rd.
Sanford, FL	Sanford, FL	Great Barrington Office
Telephone: (407) 330-7106	Telephone: (407) 268-3720	326 Stockbridge Rd.
Great Barrington, MA
Lake Square Office	Sarasota Office	Telephone: (413) 644-0054
10105 Route 441	2704 Bee Ridge Rd.
Leesburg, FL	Sarasota, FL	Lee Office
Telephone: (352) 323-8147	Telephone: (941) 929-9451	43 Park St.
Lee, MA
Lee Road Office	South Clermont Office	Telephone: (413) 243-4300
1084 Lee Rd., Suite 11	16908 High Grove Blvd.
Orlando, FL	Clermont, FL	Pittsfield Office
Telephone: (407) 532-5211	Telephone: (352) 243-9511	1 Dan Fox Dr.
Pittsfield, MA
Lee Vista Office	Sun City Center	Telephone: (413) 442-1330
8288 Lee Vista Blvd.	4441 Sun CityCenter
Suite E	Sun City Center, FL	New Jersey
Orlando, FL	Telephone: (813) 633-1468
Telephone: (321) 235-5583		Northvale Office
	Sweetwater Office	220 Livingston St.
Leesburg Office	671 N. Hunt Club Rd.	Northvale, NJ
1330 Citizens Blvd.	Longwood, FL	Telephone: (201) 750-1501
Suite 101	Telephone: (407) 774-1347
Leesburg, FL		Ramsey Office
Telephone: (352) 365-1305	Tuskawilla Road Office	385 N. Franklin Turnpike
	1295 Tuskawilla Rd.	Ramsey, NJ
Longwood Office	Winter Springs, FL	Telephone: (201) 934-1429
1400 West State Rd. 434	Telephone: (407) 695-5558
Longwood, FL		Vermont
Telephone: (407) 339-3396	Venice Office
	2057 S. Tamiami Trail	Bennington Office
Maitland Office	Venice, FL	215 North St.
9400 US Rt. 17/92	Telephone: (941) 496-9100	Bennington, VT
Suite 1008		Telephone: (802) 447-4952
Maitland, FL	Westwood Plaza Office
Telephone: (407) 332-6071	4942 West SR 46
Suite 1050
North Clermont Office	Sanford, FL
12302 Roper Blvd.	Telephone: (407) 321-4925
Clermont, FL
Telephone: (352) 243-2563	Windermere Office
2899 Maguire Rd.
Orange City Office	Windermere, FL
902 Saxon Blvd.Suite 101	Telephone: (407) 654-0498
Orange City, FL
Telephone: (386) 775-1392	Winter Garden Office
16118 Marsh Rd.
Osprey Office	Winter Garden, FL
1300 South Tamiami Trail	Telephone: (407) 654-4609
Osprey, FL
Telephone: (941) 918-9380	Winter Haven Office
7460 Cypress Gardens Blvd. SE
Oviedo Office	Winter Haven, FL
1875 W. County Road 419	Telephone: (863) 326-1918
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND	Dennis A. De Gennaro, President
CHIEF EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Joseph A. Lucarelli, President
EXECUTIVE VICE PRESIDENT AND	Traditional Builders
CHIEF FINANCIAL OFFICER	Residential Construction
Robert T. Cushing	Thomas O. Maggs, President
Maggs & Associates
EXECUTIVE VICE PRESIDENT AND	Insurance Agency
CHIEF BANKING OFFICER	Anthony J. Marinello, M.D., Ph.D.
Scot R. Salvador	Physician
Robert A. McCormick
SECRETARY	Retired Chairman
Robert M. Leonard	TrustCo Bank Corp NY
Robert J. McCormick, President and
TREASURER	Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY
William D. Powers, Partner
ASSISTANT SECRETARIES	Powers & Co., LLC
Sharon J. Parvis Thomas M. Poitras	Consulting Chairman, TrustCo Bank Corp NY
William J. Purdy, President
Directors of TrustCo Bank Corp NY	Welbourne & Purdy Realty, Inc.
are also Directors of Trustco Bank	Real Estate

HONORARY DIRECTORS

Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF EXECUTIVE OFFICER	BRANCH ADMINISTRATION	PERSONNEL/ FACILITIES/ GENERAL SERVICES
Robert J. McCormick	Senior Vice President/	RETAIL AND COMMERCIAL LENDING
	Florida Regional President	Senior Vice President
EXECUTIVE VICE PRESIDENT AND	Eric W. Schreck	Robert M. Leonard
CHIEF FINANCIAL OFFICER	Regional Branch Administrators	Administrative Vice President
Robert T. Cushing	Amy E. Anderson	Michael J. Lofrumento
	Takla A. Awad	Vice Presidents
EXECUTIVE VICE PRESIDENT AND	John R. George	Patrick M. Canavan
CHIEF FINANCIAL OFFICER	Wendy Javier	Mary-Jean Riley
Scot R. Salvador	Clint M. Mallard	Michelle L. Simmonds
	Paul D. Matthews	Assistant Vice President
AUDITOR		Paul R. Steenburgh
Kenneth E. Hughes, Jr.	COMPLIANCE	Officers
	Administrative Vice President	Daniel A. Centi
ACCOUNTING/FINANCE	Thomas M. Poitras	Bradley T. Delarm
Administrative Vice President	Assistant Vice President	Joseph N. Marley
Michael M. Ozimek	Michael J. Ewell	James M. Poole
Vice Presidents	Officers	Joseph M. Rice
Daniel R. Saullo	James McCarthy	Ryan J. Vandenburgh
Kevin T. Timmons	Jennifer Meadows
QUALITY CONTROL/
	INFORMATION TECHNOLOGY	TRAINING
	Director of Technology	Vice President
	Volney R. LaRowe	Sharon J. Parvis

	OPERATIONS/APPRAISALS/	FINANCIAL SERVICES
	COLLECTIONS	DEPARTMENT
	Senior Vice President	Administrative Vice President
	Kevin M. Curley	Patrick J. LaPorta, Esq.
	Vice President	Officers
	Michael V. Pitnell	Nathan W. Crowder
	Officers	Jesse C. Koepp
	Lara Ann Gough	Richard W. Provost
	Stacey Marble	Kevin T. Smith

 General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 17, 2012	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
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

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2011 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

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

SUBSIDIARIES:
Trustco Bank	ORE Subsidiary Corporation
Glenville, New York	Glenville, New York
Member FDIC	ORE Property, Inc.
(and its wholly owned subsidiaries)	Glenville, New York
Trustco Realty Corp	(and its wholly owned subsidiaries)
Glenville, New York	ORE Property One, Inc.
Trustco Insurance Agency, Inc.	Orlando, Florida
Glenville, New York	ORE Property Two, Inc.
Orlando, Florida

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE-Alt, NASDAQ) banks and thrifts in SNL's coverage universe. The index included 474 companies as of February 10, 2012. A list of the component companies can be obtained by contacting TrustCo. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.

Share Price Information (continued)