Form 10-K, Exhibit 13
period 2012-12-31
TRUSTCO BANK CORP N Y
filed 2013-03-08
CIK 357301

EXHIBIT 13

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank, operates 138 community banking offices and 146 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 29 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,

	2012		2011	Percent Change
Income:
Net interest income (Taxable Equivalent)	$135,669		135,717	(0.04	) %
Net Income	37,534		33,087	13.44
Per Share:
Basic earnings	0.400		0.389	2.83
Diluted earnings	0.400		0.389	2.83
Tangible book value	3.81		3.62	5.25
Average Balances:
Assets	4,332,793		4,089,790	5.94
Loans, net	2,572,983		2,423,337	6.18
Deposits	3,809,690		3,637,595	4.73
Shareholders' equity	350,680		299,739	17.00
Financial Ratios:
Return on average assets	0.87%		0.81	7.41
Return on average equity	10.70		11.04	(3.08)
Consolidated tier 1 capital to:
Total average assets (leverage)	8.21		8.14	0.86
Risk-adjusted assets	16.68		15.97	4.45
Total capital to risk-adjusted assets	17.94		17.23	4.12
Net loans charged off to average loans	0.50		0.49	2.04
Allowance for loan losses to nonperforming loans	0.91	x	1.00	(9.00)
Efficiency ratio	52.28%		49.95	(4.66)
Dividend Payout ratio	65.60		67.71	(3.12)

Per Share information of common stock

				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2012
First quarter	$0.095	0.095	0.0656	3.68	5.92	5.15
Second quarter	0.097	0.097	0.0656	3.73	5.86	5.02
Third quarter	0.104	0.104	0.0656	3.81	5.91	5.37
Fourth quarter	0.104	0.104	0.0656	3.81	5.84	5.09

2011
First quarter	$0.096	0.096	0.0656	3.34	6.59	5.50
Second quarter	0.100	0.100	0.0656	3.47	6.20	4.90
Third quarter	0.100	0.100	0.0656	3.62	5.00	3.95
Fourth quarter	0.093	0.093	0.0656	3.62	5.66	4.27

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Average Balances, Yields and Net Interest Margins	18

Glossary of Terms	36-38

Management’s Report on Internal Control Over Financial Reporting	39

Report of Independent Registered Public Accounting Firm	40-41

Consolidated Financial Statements and Notes	42

Branch Locations	100-103

Officers and Board of Directors	104-105

General Information	106

Share Price Information	107

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President’s Message

Dear Fellow Shareholders,

We had another terrific year at TrustCo Bank Corp NY.    Net income grew an impressive 13.4% in 2012 on top of 12.8% growth in 2011.  These world-class results come as a result of strong increases in both loans and deposits in all the markets we serve.  Average loans were up $149.6 million or 6.2% while average deposits increased $172.1 million or 4.7%. We believe our extensive branch network in diverse geographic markets gives us a growth engine for years to come.

In March, we will mark the tenth anniversary of opening our first Florida branch.  In that short period of time, TrustCo has grown to now operating 45 offices in the sunshine state.  We no longer consider Florida as a new market for TrustCo but an established market which offers unlimited growth for our future.  In the most recent listing in the Orlando Business Journal of the top banks in Florida, Trustco ranked among the leaders in both loans and deposits.  We are one of the largest and most profitable banks, where we began, in the Capital Region of New York and we feel TrustCo will soon be a top tier bank in all the markets we serve, including downstate New York, Northern New Jersey, Western Massachusetts and Florida.

During 2013, we plan to open a limited number of branch offices.  Any new offices will either be relocations of existing locations or new branches which will fill in gaps within our account service area.  During 2012, we opened two offices in Florida, Melbourne and Juno Beach.  In New York we relocated two offices, Exit 11 in Round Lake and Schaghticoke.

On the cover of our annual report is a photo of our headquarters with a new American flag which stands one hundred feet tall and spans 30 feet by 60 feet.   Many shareholders and customers have commented on how inspiring the flag looks especially on a windy day.   We installed the flag as a thank you to the many men and women who protect our country.  Honoring the armed forces has always been important to us at TrustCo.  From sponsoring Memorial Day parades, to helping with Wounded Warriors Projects we feel there is never enough that can be done to honor our veterans.

Every year we like to note the awards we receive and this year is no exception.

●	Top 15 Bank Nationally – SNL Thrift Investor, April 2012

●	Top 30 Bank Nationally, American Banker Magazine, August 2012

●	Top 65, Bank Director Magazine, Third quarter, 2012

These awards come from the hard work of a dedicated staff and our board of directors.

Trustco Financial Services had another exceptional year in 2012, adding many additional clients with expanded product offerings.   We would like to congratulate Michael J. Ewell who was promoted to Vice President within the Financial Services department.

President’s Message (continued)

Regulations are an ever increasing burden on business and our industry is no exception.  It has long been our belief that as times change we will change with the times.  Additional government regulation is not going away.   We will continue to concentrate on profitability while mitigating risk and remaining fully compliant with all additional regulations.  We understand these are challenging times, however over the last 100 plus years TrustCo has seen many difficult times and grown to a Company that we are proud of and one we hope that you are proud to be an investor in.

A disappointment we share is our stock price.  Although TrustCo has shown increased growth and profitability, our share price has been slow to recover.  Our dividend currently yields approximately 5% and with continued solid earnings we feel the markets should reward our shareholders with an increased stock price.

Over the last ten years TrustCo has doubled the size of our branch network and entered new markets in downstate New York and Florida.  We are excited about our future and feel that your Company is poised for increased growth and profitability for years to come.   On behalf of the board of directors and employees, we thank you for your support.

Sincerely,

/s/ Robert J. McCormick
Robert J. McCormick
President & Chief Executive Officer TrustCo Bank Corp NY

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (“Company”, or “TrustCo”), during 2012 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2012 should be read in conjunction with this review. Reclassifications are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2012 despite continued softness in the economy and a generally challenging operating environment for banks.  Among the key accomplishments for 2012, in management’s view:

•	Net income was up 13.4% to $37.5 million in 2012 versus 2011;
•	Average deposits and average loans were up $172 million and $150 million, respectively, for 2012 compared to the prior year;
•	The average balance of core deposits grew $301 million in 2012 compared to 2011;
•	At 52%, the efficiency ratio remained an industry leading level, and;
•	The Company’s tangible equity ratio improved from 7.97% at December 31, 2011 to 8.24% at December 31, 2012.

Management believes that the Company was able to achieve these accomplishments, despite a continued weak economy and increased regulatory burden, by executing its long term plan focused on traditional lending criteria and conservative balance sheet management.  Achievement of specific business goals such as the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets is fundamental to the long term success of the Company as a whole.

Return on average equity was 10.70% in 2012 compared to 11.04% in 2011, while return on average assets was 0.87% in 2012 and 0.81% in 2011.  The full year impact of the higher capital level from the $67.6 million common stock offering in July of 2011 led to the lower return on average equity for 2012.

The economic and business environment remained mixed during 2012. Financial markets were generally positive, with gains in equity indices including the Dow Jones Industrial Average (up 7.3%), the S&P 500 (up 13.4%) and the Russell 2000 index (up 14.6%).  United States Treasuries saw significant price gains as yields moved lower, with most other domestic fixed income securities seeing similar, though less pronounced, moves.  Lower Treasury yields were prompted by money flows into this perceived safe haven, despite the economic and fiscal issues that the United States faces.  Overseas markets experienced more mixed conditions during 2012, with the European crisis continuing and with slower growth in other areas, including China.  Despite gains in equity markets and some modest improvements in some parts of the economy, the underlying economy of the United States continued to face many significant challenges.  While the United States economy is not technically in recession, key measures of the health of the economy remain at troubling levels and have failed to show significant progress.   High unemployment levels and stagnant real estate values are prime examples of the major issues that overhang the economy. Residential mortgage loans, particularly the higher risk types of products popular prior to the financial crisis, continue to be a source of significant concern, with high levels of delinquencies, defaults and foreclosures. One result of this has been a lengthening of the time between the initiation of foreclosure and the lender actually being able to resolve the problem loan. The number of bank failures declined to 51 during 2012 compared to 92 in 2011, but the number of troubled banks, as defined by the FDIC, remains high, relative to pre-financial crisis levels, at nearly  700.  In a broader sense, the unprecedented intervention by governments in markets and attempts to stimulate the economy have led to very large fiscal deficits for the United States and other nations, which we expect will have long term consequences. The sharp easing of monetary policy during 2007-2008 and some of the market interventions have yet to be unwound, while some of these programs have actually grown. Finally, the impact of regulatory changes that have been enacted has only partly been felt at this point, and we expect that these changes will continue to impact the banking industry going forward.

TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice. TrustCo has not engaged in the types of high risk loans and investments that led to the widely reported problems in the industry in recent years. A number of major competitors of the Company were severely impacted by these issues. While we continue to adhere to prudent underwriting standards, as a lender we may be adversely impacted by general economic weaknesses and by the downturn in the housing market in the areas we serve.

Overview

Overall, 2012 was marked by growth in the two key drivers of the Company’s long-term performance, deposits and loans. Deposits ended 2012 at $3.80 billion, an increase of $68.2 million or 1.8% from the prior year end, and the loan portfolio grew to a total of $2.68 billion, an increase of $163.4 million or 6.5% over the 2011 year-end balance. During the third quarter of 2012, the Company sought to strengthen its core deposit base by pricing time deposits at levels intended to encourage price sensitive depositors to shift funds into core deposits (for example, checking, savings and interest-bearing checking) or move their deposits to other institutions.  Core depositors are more likely to become overall customers of the Bank, and the higher level of core deposits provides management significantly greater pricing flexibility.  As anticipated, this resulted in a loss of some deposits, but accomplished the goal of increasing core deposits.  From June 30, 2012 to December 31, 2012, total deposits were down $94.5 million, comprised of an increase in core deposits of $147.9 million and a decrease in time deposits of $242.4 million.  The year-over-year increases in deposits and loans reflect the success the Company has had in attracting new customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $37.5 million or $0.400 of diluted earnings per share for the year ended December 31, 2012, compared to $33.1 million or $0.389 of diluted earnings per share for the year ended December 31, 2011. This represents an increase of 13.4% in net income and 2.8% in earnings per share between 2011 and 2012.  The difference in growth rates between net income and earnings per share is due to additional shares outstanding, on average, in 2012 as the result of the Company’s July 2011 offering of common shares.

During 2012, the following had a significant effect on net income:

•	a decrease in the provision for loan losses from $18.8 million in 2011 to $12.0 million in 2012,

•	an increase of $1.5 million in non-interest income (excluding net gain on sales of securities) in 2012 as compared to 2011,

•	the recognition of net gains on securities transactions of $2.2 million in 2012 compared to net securities gains of $1.4 million recorded in 2011,

•	a $2.5 million decline in other real estate expense, net, and

•	an increase of $3.1 million in income taxes from $19.3 million in 2011 to $22.4 million in 2012.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2012 and 2011, including:

•
return on average equity of 10.70% for 2012 and 11.04% for 2011, compared to medians of 8.54% in 2012 and 7.32% in 2011 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion, and

•	an efficiency ratio of 52.28% for 2012 and 49.95% for 2011, compared to the peer group levels of 61.70% in 2012 and 61.42% in 2011.

During 2012, TrustCo’s results were positively affected by the growth of low-cost core deposits. The low short-term rate environment prevailing throughout 2012 allowed the Company to reduce rates paid on its deposit products, particularly time deposits and money market accounts. A change in customer behavior also led to the shift of funds from higher yielding certificates of deposit accounts to lower yielding core accounts.  This change may be due to customers’ desire to retain flexibility in case rates rise, in which case core deposits may decrease if customers move their accounts from TrustCo to seek higher yielding accounts elsewhere or shift into higher yielding accounts at TrustCo.  Management believes that the Company’s active encouragement of this shift during the second half of the year increased the size of this shift.  This shift and the general decline in rates resulted in a lower cost of funds for the Company, which partly offset the diminished yields in its loans and securities portfolios. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities. The lower rate environment that prevailed during the year resulted in maturing and called securities being reinvested at lower yields. The Federal Reserve Board’s (“FRB”) significant easing during 2007-2008 and other government attempts to reduce and restrain interest rates, along with the weak economy, were key drivers of the rate environment during 2012. The 2007-2008 easing included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2011 and 2012 and continues to be in place at this time. Recent statements from the FRB indicate that they expect the low rate environment to persist for as long as is needed to support the economy.  Rates generally trended up in the early part of 2012, but came back down during latter part of the year, ending at levels below where they started, other than at the very short end of the yield curve.  The 10 year treasury yield, for example, began the year at 1.97%, peaked at 2.39% in March, fell to a low of 1.43% in July and ended the year at 1.53%.  The slope of the yield curve, as measured by the difference in yield between the 10 year Treasury and the 2 Year Treasury, fluctuated during the year, from a high of 2.00% to a low of 1.21%, and ended the year at 1.53%.   A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.  The table below illustrates the range of key interest rates during 2012.

					10 Year -
	3 Month	2 Year	5 Year	10 Year	2 Year
	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Spread (%)

Beginning of Year	0.02	0.27	0.89	1.97	1.70
Peak	0.14	0.41	1.22	2.39	2.00
Trough	0.01	0.21	0.56	1.43	1.21
End of Year	0.05	0.25	0.72	1.78	1.53
Average	0.09	0.28	0.76	1.80	1.53

The decrease in the provision for loan losses from $18.8 million in 2011 to $12.0 million in 2012 positively affected net income. Net charge-offs increased from $11.9 million in 2011 to $12.8 million in 2012.  Nonperforming assets increased modestly, while the nature of these assets changed in terms of both geographic location and, to a lesser degree, loan type.  The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the Florida loan portfolio, with reductions in both nonperforming loans (“NPLs”) and charge-offs.  While NPLs increased outside of the Florida market, the much higher degree of loss severity on Florida loans versus the rest of the portfolio led to a lower required provision.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo added two new branches in 2012, bringing the total to 138 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010.   Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both new markets as measured by deposit balances, and to a lesser extent, by loan balances.  All new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began, including those opened in 2012, have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Typically, new bank branches continue to grow for years after being opened. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The major expansion program has been completed and is expected to reduce the rate of growth in non-interest expenses. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 97.8% of average total assets for 2012, compared to 97.6% for 2011.

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

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.  The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management. Predicting the impact of changing rates on the Company’s net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons.  For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged or widen or narrow and what changes occur in customer behavior all need to be made.  The Company routinely models various rate changes and monitors basis changes that may be incorporated into that modeling.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. During 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range has remained at that level ever since and statements by the FRB indicate that low rates are likely to remain in place until the economy shows improved strength.

As noted previously, the yield on longer term financial instruments, including the 10 year Treasury bond rate, generally trended up in the early part of 2012, but came back down during latter part of the year.  The yield on the 10 year Treasury declined by 61 basis points from the high of 2.39% in March to the year-end level of 1.78%.  The rate on the 10 year Treasury bond and other long-term interest rates have a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market rates also generally increase the value of retail deposits.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2012, while loan yields and deposit costs, as noted, declined through most of the year.

Earning Assets

Average earning assets during 2012 were $4.24 billion, which was an increase of $246.7 million from the prior year. This increase was the result of growth in the average balance of net loans by $149.6 million, a $9.9 million decrease in held-to-maturity securities, a $75.5 million increase in securities available for sale, a $2.5 million increase in Federal Reserve Bank and Federal Home Loan Bank (FHLB) stock, and a $28.9 million increase in Federal Funds sold and other short-term investments between year-end 2011 and 2012. The increase in the loan portfolio is the result of an increase in real estate loans, primarily in the residential segment of the portfolio. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs, and changes in competitive conditions.

Total average assets were $4.33 billion for 2012 and $4.09 billion for 2011.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2012	2011	Components of
				vs.	vs.	Total Earning Assets
	2012	2011	2010	2011	2010	2012	2011	2010
Loans, net	$2,572,983	2,423,337	2,320,010	149,646	103,327	60.7%	60.7	62.9

Securities available for sale (1):
U.S. government sponsored enterprises	568,425	667,037	516,806	(98,612)	150,231	13.4	16.7	14.0
State and political subdivisions	35,435	58,725	80,468	(23,290)	(21,743)	0.8	1.5	2.2
Mortgage-backed securities and collateralized mortgage obligations	334,616	112,504	78,618	222,112	33,886	7.9	2.8	2.1
Corporate bonds	68,182	108,513	103,728	(40,331)	4,785	1.6	2.7	2.8
Small Business Administration-guaranteed participation securities	15,707	-	-	15,707	-	0.4	-	-
Other	660	703	920	(43)	(217)	0.0	0.0	0.0
Total securities available for sale	1,023,025	947,482	780,540	75,543	166,942	24.1	23.7	21.1

Held-to-maturity securities:
U.S. government sponsored enterprises	1,048	11,035	20,622	(9,987)	(9,587)	0.0	0.3	0.6
Mortgage-backed securities and collateralized mortgage obligations	131,092	114,296	154,501	16,796	(40,205)	3.2	2.9	4.2
Corporate bonds	39,570	56,253	70,068	(16,683)	(13,815)	0.9	1.4	1.9
Total held-to-maturity securities	171,710	181,584	245,191	(9,874)	(63,607)	4.1	4.6	6.7

Federal Reserve Bank and Federal Home Loan Bank stock	9,425	6,898	6,774	2,527	124	0.2	0.2	0.2
Federal funds sold and other short-term investments	461,495	432,631	336,572	28,864	96,059	10.9	10.8	9.1

Total earning assets	$4,238,638	$3,991,932	3,689,087	246,706	302,845	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

Average loans increased $149.6 million during 2012 to $2.57 billion. Interest income on the loan portfolio decreased to $128.7 million in 2012 from $129.3 million in 2011. The average yield declined 33 basis points to 5.00% in 2012 compared to 2011.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$198,750	7.4%	$227,302	9.0%	$258,223	11.0%
Real estate - construction	37,205	1.4	32,507	1.3	14,628	0.6
Real estate - mortgage	2,110,290	78.6	1,944,305	77.1	1,786,444	75.8
Home equity lines of credit	333,909	12.4	313,038	12.4	291,287	12.4
Installment loans	4,579	0.2	4,151	0.2	4,683	0.2

Total loans	2,684,733	100.0%	2,521,303	100.0%	2,355,265	100.0%
Less: Allowance for loan losses	47,927		48,717		41,911

Net loans (1)	$2,636,806		$2,472,586		$2,313,354

	Average Balances
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$209,323	8.1%	$242,256	10.0%	$261,621	11.3%	$281,254	12.8%	$267,047	13.2%
Real estate - construction	34,387	1.3	18,666	0.8	12,971	0.6	16,121	0.7	31,650	1.6
Real estate - mortgage	2,004,059	77.9	1,859,797	76.8	1,755,791	75.6	1,636,833	74.3	1,486,529	73.4
Home equity lines of credit	321,299	12.5	298,996	12.3	285,416	12.3	264,754	12.0	232,927	11.5
Installment loans	3,915	0.2	3,622	0.1	4,211	0.2	4,721	0.2	5,395	0.3

Total loans	2,572,983	100.0%	2,423,337	100.0%	2,320,010	100.0%	2,203,683	100.0%	2,023,548	100.0%

Less: Allowance for loan losses	49,148		46,210		40,846		36,521		34,833

Net loans (1)	$2,523,835		$2,377,127		$2,279,164		$2,167,162		$1,988,715

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders, including by highlighting the uniqueness of the loan products. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan decisions were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $1.86 billion in 2011 and $2.00 billion in 2012. Income on real estate loans increased to $104.0 million in 2012 from $103.3 million in 2011. The yield on the portfolio decreased from 5.51% for 2011 to 5.16% in 2012 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2012 were $2.11 billion compared to $1.94 billion at year end 2011, an increase of $166.0 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $209.3 million in 2012 decreased by $32.9 million from $242.3 million in 2011.  The average yield on the commercial loan portfolio decreased to 5.42% for 2012 from 5.77% in 2011 as a result of declining market rates. This resulted in interest income on commercial loans of $12.5 million in 2012 and $14.3 million in 2011.

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

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2012, the average balance of home equity credit lines was $321.3 million, an increase from $299.0 million in 2011. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was 3.60% for 2012 and 3.72% in 2011. This is consistent with its prime rate index which has remained at 3.25% since December 16, 2008. This resulted in interest income on home equity credit lines of $11.6 million in 2012, compared to $11.1 million in 2011.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Market conditions in the central Florida market area improved during 2012, but remained difficult. While that has had an impact on all lenders in the area, the impact on TrustCo has been mitigated by the limited size of the Company’s portfolio in that market and by adherence to strong underwriting criteria.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2012
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$80,056	71,008	47,686	198,750
Real estate construction	37,205	-	-	37,205

Total	117,261	71,008	47,686	235,955

Predetermined rates	42,470	71,008	47,686	161,164
Floating rates	74,791	-	-	74,791

Total	$117,261	71,008	47,686	235,955

At December 31, 2012 and 2011, the Company had approximately $37.2 million and $32.5 million of real estate construction loans. As of December 31, 2012, approximately $16.4 million are secured by first mortgages to residential borrowers while approximately $20.8 million were to commercial borrowers for residential constructions projects.  Of the $32.5 million in real estate construction loans at December 31, 2011, approximately $11.6 million were secured by first mortgages to residential borrowers with the remaining $20.9 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company's New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,

	2012		2011		2010

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$262,063	263,108	562,588	563,459	625,399	614,886
State and political subdivisions	25,815	26,457	42,812	43,968	79,038	79,764

Mortgage backed securities and collateralized mortgage obligations-residential	515,322	518,776	202,103	204,023	73,384	73,567
Corporate bonds	26,312	26,529	102,248	96,608	115,274	115,504

Small Business Adminstration-guaranteed participation securities	75,674	76,562	-	-	-	-
Other	650	650	650	650	650	650
Total debt securities available for sale	905,836	912,082	910,401	908,708	893,745	884,371
Equity securities	10	10	10	10	270	317
Total securities available for sale	905,846	912,092	910,411	908,718	894,015	884,688
Held to maturity securities:
U. S. government sponsored enterprises	-	-	15,000	15,019	-	-

Mortgage backed securities and collateralized mortgage obligations-residential	108,471	114,195	141,857	149,538	122,654	128,746
Corporate bonds	34,955	36,931	59,431	59,883	69,058	71,460
Total held to maturity securities	143,426	151,126	216,288	224,440	191,712	200,206
Total investment securities	$1,049,272	1,063,218	1,126,699	1,133,158	1,085,727	1,084,894

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current unusually low interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States Government agencies or sponsored enterprises.  During 2012, the Company added Small Business Administration (“SBA”) guaranteed participation securities to the available for sale portfolio.  These securities are Government guaranteed, offer better yields than agency securities and have more certainty in regard to final maturity than mortgage-backed securities (“MBS”).  In addition to adding SBA securities to the portfolio, there was a shift towards more MBS and less agency securities.  MBS offer a baseline cashflow, although changing prepayment speeds can cause the cash flows to increase or decrease by a significant amount.  The callable agency securities the Bank has typically invested in tend to result in extremely concentrated cashflows, which can expose the Bank to greater reinvestment risk.  The expected yield on MBS is also typically higher for a given duration security than for a similar duration agency security.

Securities issued by states and political subdivisions have declined in recent years, reflecting management’s concern regarding the potential impact of economic conditions on the financial condition of the issuing entities.  Similarly, corporate bond holdings have declined as the result of concern about economic conditions and the stability of some larger financial institutions in which the Bank had previously invested.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2012 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2012, the Company does not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2012 the Company does not consider any of the unrealized losses to be other than temporary.

At December 31, 2012, the carrying value of securities available for sale amounted to $912.1 million, compared to $908.7 million at year end 2011. For 2012, the average balance of securities available for sale was $1.02 billion with an average yield of 1.89%, compared to an average balance in 2011 of $947.5 million with an average yield of 2.51%. The taxable equivalent income earned on the securities available for sale portfolio in 2012 was $19.4 million, compared to $23.8 million earned in 2011.

 Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2012, the fair value of TrustCo’s portfolio of securities available for sale carried unrealized gains of approximately $6.9 million and unrealized losses of approximately $0.7 million.  At December 31, 2011, the fair value of the company’s portfolio of securities available for sale carried unrealized gains of approximately $4.7 million and unrealized losses of approximately $6.4 million.

Held to Maturity Securities: At December 31, 2012 the Company held $143.4 million of held to maturity securities, compared to $216.3 million at December 31, 2011.   For 2012, the average balance of held to maturity securities was $171.7 million, compared to $181.6 million in 2011.  Cash flow from this portfolio has partly been used to increase holdings in Federal Funds and other short term investments and in securities available for sale in order to maintain flexibility in the current interest rate environment.  The average yield on held to maturity securities decreased from 4.13% in 2011 to 3.48% in 2012 as the mix within the portfolio changed.  Interest income on held to maturity securities declined from $7.5 million in 2011 to $6.0 million in 2012, reflecting the decline in average balances and the lower yields. Lower yields were due to the effect of higher yielding securities that were called or matured in 2012 and reinvestment in lower yielding securities.  Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2012 was $151.1 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2012, the Company has the intent and ability to hold these securities until maturity.

Securities Gains & Losses: During 2012, TrustCo recognized approximately $2.2 million of net gains from securities transactions, compared to net gains of $1.4 million in 2011.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. In addition, the Company has not invested in securities backed by subprime mortgages or in collateralized debt obligations (CDOs). By actively managing a portfolio of high quality securities, TrustCo believes it can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2012
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$501	246,562	15,000	-	262,063
Fair Value	501	247,519	15,088	-	263,108
Weighted average yield	0.29%	1.21	1.00	-	1.20
State and political subdivisions
Amortized cost	$10,011	30	6,806	8,968	25,815
Fair Value	10,022	30	7,020	9,385	26,457
Weighted average yield	2.34%	5.38	4.68	4.41	3.68
Mortgage-backed securities and collateralized mortgage obligations - residential
Amortized cost	$1,828	481,615	31,879	-	515,322
Fair Value	1,887	485,076	31,813	-	518,776
Weighted average yield	4.49%	1.83	1.65	-	1.83
Corporate bonds
Amortized cost	$402	25,910	-	-	26,312
Fair Value	402	26,127	-	-	26,529
Weighted average yield	0.62%	2.19	-	-	2.17
Small Business Administration- guaranteed participation securities
Amortized cost	$-	-	75,674	-	75,674
Fair Value	-	-	76,562	-	76,562
Weighted average yield	-%	-	2.01	-	2.01
Other
Amortized cost	$650	0	-	-	650
Fair Value	650	0	-	-	650
Weighted average yield	2.93%	0.00	-	-	2.93
Total securities available for sale
Amortized cost	$13,392	754,117	129,359	8,968	905,836
Fair Value	13,462	758,752	130,483	9,385	912,082
Weighted average yield	2.44%	1.64	1.94	4.41	1.73

Held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations - residential
Amortized cost	$-	95,018	13,453	-	108,471
Fair Value	-	100,070	14,125	-	114,195
Weighted average yield	-%	3.90	2.70	-	3.75
Corporate bonds
Amortized cost	$25,025	9,930	-	-	34,955
Fair Value	25,220	11,711	-	-	36,931
Weighted average yield	3.67%	6.17	-	-	4.38
Total held to maturity securities
Amortized cost	$25,025	104,948	13,453	-	143,426
Fair Value	25,220	111,781	14,125	-	151,126
Weighted average yield	3.67%	4.11	2.70	-	3.90

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. During both 2012 and 2011, the level of securities called was elevated due to the volatile interest rate environment.  If the interest rate environment continues its volatility, the Company expects that elevated call activity will also continue in its securities portfolios.  The Company has reduced its holdings of callable securities partly in response to the high level of calls.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2012. Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2012
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$13,392	13,462	255,000	256,007
1 to 5 years	754,117	758,752	542,370	546,673
5 to 10 years	129,359	130,483	108,190	109,070
After 10 years	8,968	9,385	276	332
Total debt securities available for sale	$905,836	912,082	905,836	912,082

Held to maturity securities:

(dollars in thousands)	As of December 31, 2012
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$25,025	25,220	25,025	25,220
1 to 5 years	104,948	111,781	104,948	111,781
5 to 10 years	13,453	14,125	13,453	14,125
Total held to maturity securities	$143,426	151,126	143,426	151,126

Federal Funds Sold and Other Short-term Investments

During 2012, the average balance of Federal Funds sold and other short-term investments was $461.5 million, an increase from $432.6 million in 2011. The average rate earned on these assets was 0.25% in both 2011 and 2012. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds rate set by the Federal Open Market Committee (FOMC) did not change during 2012. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $488.2 million for 2012, virtually unchanged from $488.5 million at year end 2011. Yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investments despite the low return on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2012 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $3.81 billion in 2012, compared to $3.64 billion in 2011, an increase of $172.1 million. Increases in deposit categories included: demand deposits up $22.9 million, interest-bearing checking deposits up $58.7 million, savings up $225.4 million and money market up $16.7 million, partly offset by a decline of $112.4 million in time deposits under $100 thousand, and a decline of $39.1 million in time deposits over $100 thousand. While changes in balances by type of deposit typically reflect shifts in consumer demand, during the third quarter of 2012 the Company did structure its pricing to increase core deposits and reduce more price sensitive balances. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2012	2011	Components of
				vs.	vs.	Total Funding
	2012	2011	2010	2011	2010	2012	2011	2010
Demand deposits	$278,179	255,327	248,564	22,852	6,763	7.0%	6.8	7.1
Retail deposits
Savings	1,115,151	889,773	715,155	225,378	174,618	28.1	23.6	20.3
Time deposits under $100 thousand	833,358	945,761	1,045,749	(112,403)	(99,988)	21.0	25.1	29.7
Interest bearing checking accounts	515,062	456,397	415,590	58,665	40,807	13.0	12.1	11.8
Money market deposits	649,452	632,786	517,669	16,666	115,117	16.4	16.8	14.7
Total retail deposits	3,113,023	2,924,717	2,694,163	188,306	230,554	78.5	77.6	76.5
Total core deposits	3,391,202	3,180,044	2,942,727	211,158	237,317	85.5	84.4	83.6
Time deposits over $100 thousand	418,488	457,551	460,853	(39,063)	(3,302)	10.6	12.1	13.0
Short-term borrowings	152,982	133,803	119,213	19,179	14,590	3.9	3.5	3.4
Total purchased liabilities	571,470	591,354	580,066	(19,884)	11,288	14.5	15.6	16.4
Total sources of funding	$3,962,672	3,771,398	3,522,793	191,274	248,605	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2012			2011			2010
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$2,572,983	128,663	5.00%	$2,423,337	129,271	5.33%	2,320,010	128,181	5.52%

Securities available for sale:
U.S. government sponsored enterprises	568,425	8,097	1.42	667,037	12,998	1.95	516,806	12,455	2.41
State and political subdivisions	35,435	2,012	5.68	58,725	3,625	6.17	80,468	5,336	6.63
Mortgage backed securities and collateralized mortgage obligations	334,616	6,697	2.00	112,504	3,091	2.75	78,618	3,282	4.17
Corporate bonds	68,182	2,231	3.27	108,513	4,059	3.74	103,728	4,488	4.33
Small Business Administration-guaranteed participation securities	15,707	319	2.03	-	-	-	-	-	-
Other	660	19	2.88	703	20	2.84	920	22	2.39
Total securities available for sale	1,023,025	19,375	1.89	947,482	23,793	2.51	780,540	25,583	3.28
Held to maturity securities:
U.S. government sponsored enterprises	1,048	25	2.43	11,035	261	2.36	20,622	487	2.36
Mortgage backed securities and collateralized mortgage obligations	131,092	4,287	3.27	114,296	4,765	4.17	154,501	5,163	3.34
Corporate bonds	39,570	1,666	4.21	56,253	2,465	4.38	70,068	3,249	4.64
Total held to maturity securities	171,710	5,978	3.48	181,584	7,491	4.13	245,191	8,899	3.63
Federal Reserve Bank and Federal Home Loan Bank stock	9,425	486	5.16	6,898	304	4.41	6,774	389	5.74
Federal funds sold and other short-term investments	461,495	1,142	0.25	432,631	1,102	0.25	336,572	909	0.27
Total interest earning assets	4,238,638	155,644	3.67%	3,991,932	161,961	4.06%	3,689,087	163,961	4.45%
Allowance for loan losses	(49,148)			(46,210)			(40,846)
Cash and noninterest earning assets	143,303			144,068			147,426
Total assets	$4,332,793			$4,089,790			3,795,667
Liabilities and shareholders' equity Interest bearing deposits:
Interest bearing checking accounts	$515,062	315	0.06%	$456,397	285	0.06%	415,590	595	0.14%
Savings	1,115,151	3,872	0.35	889,773	3,788	0.43	715,155	3,356	0.47
Time deposits and money markets	1,901,298	14,313	0.75	2,036,098	20,597	1.01	2,024,271	29,271	1.45
Total interest bearing deposits	3,531,511	18,500	0.52	3,382,268	24,670	0.73	3,155,016	33,222	1.05
Short-term borrowings	152,982	1,475	0.96	133,803	1,574	1.18	119,213	1,776	1.49
Total interest bearing liabilities	3,684,493	19,975	0.54%	3,516,071	26,244	0.75%	3,274,229	34,998	1.07%
Demand deposits	278,179			255,327			248,564
Other liabilities	19,441			18,653			17,542
Shareholders' equity	350,680			299,739			255,332
Total liabilities and shareholders' equity	$4,332,793			$4,089,790			3,795,667
Net interest income		135,669			135,717			128,963
Taxable equivalent adjustment		(681)			(1,213)			(1,838)
Net interest income		134,988			134,504			127,125
Net interest spread			3.13%			3.31%			3.38%
Net interest margin (net interest income to total interest earnings assets)			3.20			3.40			3.50
Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2012, 2011, and 2010. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders' equity is $3.1 million, ($1.3) million, and $1.7 million in 2012, 2011, and 2010, respectively, of net unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.52% in 2012 compared to 0.73% in 2011. The increase in the average balance of interest bearing deposits, was more than offset by the 21 basis point decrease in the average cost, which resulted in a decrease of approximately $6.2 million in interest expense on deposits to $18.5 million in 2012.

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

Other funding sources: The Company had $153.0 million of average short-term borrowings outstanding during 2012 compared to $133.8 million in 2011. The average cost of short-term borrowings was 0.96% in 2012 and 1.18% in 2011. This resulted in interest expense of approximately $1.5 million in 2012 and $1.6 million in 2011 .

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2012	2011	2010	2009	2008
Individuals, Partnerships and corporations	$3,791,616	3,621,718	3,387,976	3,175,136	3,047,460
U.S. Government	-	3	5	2	9
States and political subdivisions	1,748	1,584	894	1,036	1,618
Other (certified and official checks, etc.)	16,326	14,290	14,705	16,941	15,498
Total average deposits by type of depositor	$3,809,690	3,637,595	3,403,580	3,193,115	3,064,585

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)
As of December 31, 2012

Under 3 months	$92,287
3 to 6 months	48,498
6 to 12 months	114,860
Over 12 months	97,089

Total	$352,734

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2012 vs. 2011			2011 vs. 2010
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$40	40	-	$193	260	(67)
Securities available for sale:
Taxable	(2,805)	1,715	(4,520)	(164)	4,534	(4,698)
Tax-exempt	(1,613)	(1,344)	(269)	(1,711)	(1,361)	(350)
Total securities available for sale	(4,418)	371	(4,789)	(1,875)	3,173	(5,048)
Held to maturity securities (taxable)	(1,513)	(311)	(1,202)	(1,408)	(2,352)	944
	182	124	58
Loans, net	(608)	7,485	(8,093)	1,090	5,522	(4,432)
Total interest income	(6,317)	7,709	(14,026)	(2,000)	6,603	(8,603)

Interest expense:
Interest bearing checking accounts	30	30	-	(310)	52	(362)
Savings	84	869	(785)	432	745	(313)
Time deposits and money markets	(6,284)	(1,490)	(4,794)	(8,674)	(501)	(8,173)
Short-term borrowings	(99)	213	(312)	(202)	199	(401)
Total interest expense	(6,269)	(378)	(5,891)	(8,754)	495	(9,249)
Net interest income (TE)	$(48)	8,087	(8,135)	$6,754	6,108	646

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

The dividend payout ratio was 65.6% of net income in 2012 and 67.7% of net income in 2011. The per share dividend paid in both 2011 and 2012 was $0.2625.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.  The Office of the Comptroller of the Currency, the Bank’s primary regulator, may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution.  During 2013, the Bank could declare dividends of approximately $28.1 million plus any 2013 net profits retained to the date of the dividend declaration.

TrustCo’s Tier 1 capital was 16.68% of risk-adjusted assets at December 31, 2012, and 15.97% of risk-adjusted assets at December 31, 2011. Tier 1 capital to assets (leverage ratio) at December 31, 2012 was 8.21%, as compared to 8.14% at year end 2011.

At December 31, 2012 and 2011, Trustco Bank met its regulator’s definition of a well capitalized institution.

On September 12, 2010, the Basel Committee adopted the Basel III capital rules. These rules, which will be phased in over a period of years, set new standards for common equity, Tier 1 and total capital, determined on a risk-weighted basis. The U.S. federal banking agencies issued three notices of proposed rulemaking (NPRs) in June 2012 that would revise and replace the current regulatory capital rules to adopt the Basel III capital rules. The NPRs proposed, among other rules, to revise risk-based and leverage capital requirements for all insured banks and savings associations, and top-tier savings and loan holding companies domiciled in the United States. The proposals’ originally planned effective date of January 1, 2013 was not met and U.S. federal banking agencies have not yet announced a new proposed effective date.  The enactment of the Basel III rules could increase the required capital levels of Trustco Bank and TrustCo Bank Corp NY.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks that they sell Federal Funds to and monitors the credit rating and capital levels of those institutions.  At December 31, 2012 all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank.  The Company also monitors the ratings on its investment securities.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2012 and 2011 totaled $61.4 million and $54.0 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 1.96% in 2012 and 1.93% in 2011.  As of December 31, 2012 and December 31, 2011, there were $15.8 million and $7.7 million of loans in non-accruing status that were less than 90 days past due.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2012		2011	2010	2009	2008
Loans in nonaccrual status	$52,446		$48,466	48,478	45,632	32,700
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	594
Restructured retail loans	231		312	336	400	598
Total nonperforming loans (1)	52,677		48,778	48,814	46,032	33,892
Foreclosed real estate	8,705		5,265	7,416	9,019	1,832
Total nonperforming assets	$61,382		$54,043	56,230	55,051	35,724
Allowance for loan losses	$47,927		$48,717	41,911	37,591	36,149
Allowance coverage of nonperforming loans	0.91	x	1.00	0.86	0.82	1.07
Nonperforming loans as a % of total loans	1.96%		1.93	2.07	2.02	1.57
Nonperforming assets as a % of total assets	1.41		1.27	1.42	1.50	1.02

(1)
As of December 31, 2012, the Company also has $6.0 million of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank.  Under guidance issued by the Office of the Comptroller of the Currency (OCC) in the third quarter of 2012, these loans are deemed to be troubled debt restructurings (TDR’s), and as such have been included in the impaired loan disclosures.  For the periods prior to the OCC guidance, these loans were not considered to be TDR’s.

At December 31, 2012, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $52.4 million, $43.1 million were residential real estate loans and $9.3 million were commercial mortgage loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2012, 87.8% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn and turmoil in the financial markets, but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 12.2% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas have seen more of an impact from the economic downturn. At December 31, 2012, 20.1% of nonaccrual loans were in Florida, with the balance in the Company’s New York area markets. Even though there has been deterioration in the Florida portfolio, the Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio.  At December 31, 2012 nonperforming Florida loans amounted to $10.5 million compared to $15.7 million at December 31, 2011.  The improvement in Florida nonaccrual levels reflects somewhat improved conditions in that market during 2012 compared to recent years and the move of some assets to foreclosed real estate.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2012, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (“TDR”), as impaired loans.

There were $9.3 million of nonaccrual commercial mortgages and loans classified as impaired as of December 31, 2012 and $10.0 million as of December 31, 2011.  The average balances of all impaired loans were $19.4 million during 2012, $14.0 million in 2011 and $13.6 million in 2010.  The 2012 change in the level of impaired loans is primarily the result of updated guidance from the Office of the Comptroller of the Currency (OCC) with respect to the identification of troubled debt restructurings.

Reported credit results for the year were affected by the implementation in the third quarter of new OCC guidance which affected consumer loans where the borrower's obligation to TrustCo has been discharged in bankruptcy and the borrower has not reaffirmed the debt.  Implementation of this new OCC guidance affected third quarter results as follows:

•	Net $4.0 million of performing consumer loans were reclassified to nonaccrual status, and

•	$804 thousand increase in net charge offs, which was covered by the reserve.

As a result of previous loan charge offs and/or the sufficiency of collateral related to the impaired loans at December 31, 2012, there was no allowance for loan losses allocated to these loans. The amount of interest income on these loans was not material.

At year end 2012 there was $8.7 million of foreclosed real estate as compared to $5.3 million in 2011.  Although the length of time to complete a foreclosure has increased in recent years, because TrustCo is a portfolio lender it has not encountered issues such as lost notes and other documents, which have become a significant problem in the foreclosure process for many other mortgagees.

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

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off and recovery data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

●	the magnitude, nature and trends of recent loan charge-offs and recoveries,

●	the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s market territories, and

●	the economic environment in the Upstate New York territory primarily (the Company’s largest geographical market) over the last several years, as well as in the Company’s other market areas.

Management continues to monitor these trends in determining provisions for loan losses in relation to loan charge offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2012 and 2011 were $12.8 million and $11.9 million, respectively. The increase in net charge-offs was the result of higher charge-offs in both the residential and commercial segments of the portfolio in the Company’s New York market, partly offset by a decline in charge-offs on Florida residential loans.  New York commercial and residential charge-offs were up $1.1 million and $2.6 million, respectively, while Florida residential charge-offs were down $3.1 millon from 2011 to 2012. The changes in net charge-offs in these segments reflected economic and market changes. 38.9% and 66.6% of the net charge-offs for 2012 and 2011, respectively, were associated with properties in the Florida region, which is consistent with the decline in real estate values in that area. During 2012, 80.8% of net charge-offs were on residential real estate loans, 18.5% were on commercial loans and 0.7% were on installment loans, compared to a mix of 9.3% commercial, 90.4% real estate (including home equity products) and 0.3% installment in 2011. Included in the net numbers cited above were recoveries of $689 thousand in 2012 and $614 thousand in 2011. The Company recorded a $12.0 million provision for loan losses in 2012 compared to $18.8 million in 2011. The decrease in the provision for loan losses in 2012 was primarily related to declining NPLs and charge-offs and generally improving conditions in Florida, where loss severity was particularly high in recent years.

The allowance for loan losses decreased from $48.7 million at December 31, 2011, or 1.93% of total loans at that date, to $47.9 million at December 31, 2012, or 1.79% of total loans at that date.

In 2012, the Company experienced another year of significant loan growth, originated using the Bank’s underwriting decision making. The $163.4 million of growth in the Company’s gross loan portfolio from December 31, 2011 to December 31, 2012 came throughout its marketing territories.

Management believes that the allowance for loan losses is adequate at December 31, 2012 and 2011. The decrease in the level of allowance for loan losses relative to total loans at December 31, 2012, as compared to 2011, is due to the growth in the portfolio and the general economic conditions throughout the Company’s market areas.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.  As noted, improvements in the Bank’s Florida market area have been key to the overall improvement of the estimated level of risk in the loan portfolio, as loss severity in that market was significantly higher than that experienced elsewhere.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2012	2011	2010	2009	2008

Amount of loans outstanding at end of year (less unearned income)	$2,684,733	2,521,303	$2,355,265	2,281,536	2,163,338
Average loans outstanding during year (less average unearned income)	2,572,983	2,423,337	2,320,010	2,203,683	2,023,548
Balance of allowance at beginning of year	48,717	41,911	37,591	36,149	34,651
Loans charged off:
Commercial and commercial real estate	2,499	1,171	5,081	1,850	339
Real estate mortgage - 1 to 4 family	10,839	11,305	14,632	8,997	4,226
Installment	141	82	155	166	313
Total	13,479	12,558	19,868	11,013	4,878

Recoveries of loans previously charged off:
Commercial and commercial real estate	138	59	103	259	541
Real estate mortgage - 1 to 4 family	502	511	789	831	1,518
Installment	49	44	96	55	117
Total	689	614	988	1,145	2,176
Net loans charged off	12,790	11,944	18,880	9,868	2,702
Provision for loan losses	12,000	18,750	23,200	11,310	4,200
Balance of allowance at end of year	$47,927	48,717	41,911	37,591	36,149
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.50%	0.49	0.81	0.45	0.13
Allowance as a percent of loans outstanding at end of year	1.79	1.93	1.78	1.65	1.67

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

	As of		As of
	December 31, 2012		December 31, 2011
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$3,399	7.40%	$3,737	9.02%
Real estate - construction	667	1.39%	632	1.29%
Real estate mortgage - 1 to 4 family	36,789	78.60%	36,747	77.11%
Home equity lines of credit	6,985	12.44%	7,503	12.42%
Installment Loans	87	0.17%	98	0.16%
	$47,927	100.00%	$48,717	100.00%

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

Using this internal model, the fair values of capital projections as of December 31, 2012 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2012. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp, 300 bp and 400 bp or to decrease by 100 bp.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2012	Fair value of Assets
+400 BP	13.94%
+300 BP	14.14
+200 BP	14.45
+100 BP	14.87
Current rates	13.86
-100 BP	11.95

At December 31, 2012 the Company’s book value of capital (excluding the impact of accumulated other comprehensive income) to assets was 8.25%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 13.86% of the fair value of assets whereas the current book value of capital to assets is 8.25% at December 31, 2012, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2012. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive in each separate time bucket, and therefore also cumulatively.  Balance sheet changes since December 31, 2011, particularly the shift towards more core deposits increased the measured asset sensitivity of the Company over the last year.  The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2012
	Repricing in:
	0-90	91-365	1-5	Over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$1,079,446	480,210	1,908,609	760,213	118,135	4,346,613
Cumulative total assets	$1,079,446	1,559,656	3,468,265	4,228,478	4,346,613
Total liabilities and shareholders' equity	$541,426	793,765	1,848,152	780,696	382,574	4,346,613
Cumulative total liabilities and shareholders' equity	$541,426	1,335,191	3,183,343	3,964,039	4,346,613
Cumulative interest sensitivity gap	$538,020	224,465	284,922	264,439
Cumulative gap as a % of interest earning assets for the period	49.8%	14.4%	8.2%	6.3%
Cumulative interest sensitive assets to liabilities	199.4%	116.8%	109.0%	106.7%

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

The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives, such as borrowings from the Federal Home Loan Bank of New York, should abnormal situations develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $3.39 billion in 2012 and $3.18 billion in 2011. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2012, the average balance of purchased liabilities was $571.5 million, compared with $591.4 million in 2011.

The Bank also has a line of credit available with the Federal Home Loan Bank of New York.  The amount of that line is determined by the amount and types of collateral pledged.  Pledgable assets include most loans and securities.  The Bank can borrow up to 50% of the securities pledged and up to 30% of loans pledged.  At December 31, 2012 there were no outstanding balances associated with this line of credit.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2012, TrustCo’s loan to deposit ratio was 70.6% compared to 67.5% at December 31, 2011, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 80.7% and 82.9%, respectively.  In addition, at December 31, 2012 and 2011, the Company had cash and cash equivalents totaling $544.0 million and $532.9 million, respectively, as well as unpledged securities available for sale with a fair value of $651.0 million and $655.2 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2012 and 2011, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $388.2 million and $356.4 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.6 million and $7.1 million at December 31, 2012 and 2011, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2012 and 2011 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a relatively significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $21.0 million in 2012, $18.8 million in 2011 and $20.9 million in 2010. Included in the 2012 results are $2.2 million of net securities gains compared with net gains of $1.4 million in 2011 and $3.4 million in 2010. Excluding securities gains and losses, noninterest income was $18.8 million in 2012, $17.3 million in 2011 and $17.5 million in 2010.  During 2012, certain ATM/debit card interchange income was reclassified from a credit against expenses to revenue; prior period amounts were also reclassified to be consistent.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.8 million in 2012, $5.1 million in 2011, and $5.0 million in 2010.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2012, 2011 and 2010, assets under management by the Trustco Financial Services were approximately $825.0 million, $783.8 million and $800.2 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers were made in 2012 and prior years in terms of both the levels of fees as well as types of fees. The changes in reported noninterest income also reflect the volume of services customers utilized on a larger customer base and regulatory changes governing overdrafts.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2012 vs. 2011
	2012	2011	2010	Amount	Percent
Trustco Financial Services income	$5,761	5,088	4,993	673	13.2%
Fees for services to customers	12,290	11,305	11,518	985	8.7
Net gain on securities transactions	2,161	1,428	3,352	733	51.3
Other	752	952	1,018	(200)	(21.0)
Total noninterest income	$20,964	18,773	20,881	2,191	11.7%

Noninterest expense: Noninterest expense was $84.0 million in 2012, compared with $82.1 million in 2011 and $80.9 million in 2010. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of similar sized banking institutions was 61.7% for 2012.  TrustCo’s efficiency ratio was 52.3% in 2012, 50.0% in 2011 and 51.4% in 2010. Excluded from the efficiency ratio calculation were $2.2 million of securities gains in 2012 as well as $1.4 million of securities gains in 2011, and $3.4 million of securities gains in 2010. Other real estate owned expense or income is also excluded from this calculation for all periods presented.  The reclassification of ATM/debit card interchange income noted earlier increased the efficiency ratio somewhat.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2012 vs. 2011
	2012	2011	2010	Amount	Percent
Salaries and employee benefits	$31,276	28,751	27,065	2,525	8.8%
Net occupancy expense	15,257	14,687	14,222	570	3.9
Equipment expense	6,073	5,652	5,638	421	7.4
Professional services	6,040	5,729	5,599	311	5.4
Outsourced services	5,122	5,100	5,458	22	0.4
Advertising expense	3,841	2,784	2,716	1,057	38.0
FDIC and other insurance	3,823	4,655	6,446	(832)	(17.9)
Other real estate expense, net	3,216	5,693	5,565	(2,477)	(43.5)
Other	9,329	9,091	8,185	238	2.6
Total noninterest expense	$83,977	82,142	80,894	1,835	2.2%

Salaries and employee benefits are the most significant component of noninterest expense. For 2012, these expenses amounted to $31.3 million, compared with $28.8 million in 2011, and $27.1 million in 2010.  The increase in salaries and benefits was primarily due to higher benefit costs and growth in the number of employees. Full time equivalent headcount was 759 as of December 31, 2012 up from 726 as of December 31, 2011.  Net occupancy expense increased modestly to $15.3 million in 2012, compared to $14.7 million in 2011 and $14.2 million in 2010.   These changes primarily reflect the full impact of branches opened in the last several years as part of the Company’s expansion.   Equipment expense was up $421 thousand to $6.1 million in 2012, compared to $5.7 million in 2011 and $5.6 million in 2010, due to a settlement with an ATM service provider.

Professional services expense increased to $6.0 million in 2012 compared to $5.7 million in 2011 and $5.6 million in 2010. The increase in professional service expense is due primarily to additional legal fees related to problem loans and to higher costs for a number of consultants utilized during 2012 as compared to the prior year.  Outsourced service expense was $5.1 million in both 2012 and 2011 compared to $5.5 million in 2010.  Advertising expense was $3.8 million in 2012, $2.8 million in 2011 and $2.7 million in 2010.  The increase in 2012 was the result of intensified use of advertising and promotion to attract and grow customers, particularly with respect to residential mortgage products.

FDIC and other insurance expense was $3.8 million in 2012, $4.7 million in 2011 and $6.5 million in 2010.  The decline in the last two years reflects changes in the Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessment calculation.

Other real estate expense declined to $3.2 million in 2012, as compared to $5.7 million in 2011 and $5.6 million in 2010.  Included in ORE expense during 2012, 2011 and 2010 were write downs of properties included in ORE totaling $1.1 million, $3.5 million and $2.6 million, respectively.  Real estate market conditions in the Company’s service areas have improved in areas but remain challenging overall.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2012, TrustCo recognized income tax expense of $22.4 million, as compared to $19.3 million in 2011 and $14.6 million in 2010.  The effective tax rates were 37.4%, 36.8% and 33.2% in 2012, 2011, and 2010, respectively.  The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of state income taxes.  The increase in the effective tax rate in 2012 is a result of higher pre-tax income.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2012:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$6,584	12,679	11,596	43,612	74,471

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2018.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments are approximately $1.7 to $1.9 million per year through 2022. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2012 and 2011. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2012, 2011 and 2010 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2012 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 17 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2012					2011
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest income	$39,293	39,301	38,757	37,612	154,963	$39,617	40,496	40,597	40,038	160,748
Interest expense	5,909	5,435	4,599	4,032	19,975	7,075	6,620	6,472	6,077	26,244
Net interest income	33,384	33,866	34,158	33,580	134,988	32,542	33,876	34,125	33,961	134,504
Provision for loan losses	3,100	3,000	2,900	3,000	12,000	4,600	4,850	5,100	4,200	18,750
Net interest income after provison for loan losses	30,284	30,866	31,258	30,580	122,988	27,942	29,026	29,025	29,761	115,754
Noninterest income	5,010	4,577	5,217	6,160	20,964	4,839	5,180	4,402	4,352	18,773
Noninterest expense	21,136	21,049	20,643	21,149	83,977	21,414	22,161	19,042	19,525	82,142
Income before income taxes	14,158	14,394	15,832	15,591	59,975	11,367	12,045	14,385	14,588	52,385
Income tax expense	5,249	5,328	6,079	5,785	22,441	3,985	4,279	5,160	5,874	19,298
Net income	$8,909	9,066	9,753	9,806	37,534	$7,382	7,766	9,225	8,714	33,087
Per share data:
Basic earnings	$0.095	0.097	0.104	0.104	0.400	$0.096	0.100	0.100	0.093	0.389
Diluted earnings	0.095	0.097	0.104	0.104	0.400	0.096	0.100	0.100	0.093	0.389
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF  FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2012	2011	2010	2009	2008
Statement of income data:
Interest income	$154,963	160,748	162,123	161,360	170,919
Interest expense	19,975	26,244	34,998	49,451	74,056
Net interest income	134,988	134,504	127,125	111,909	96,863
Provision for loan losses	12,000	18,750	23,200	11,310	4,200
Net interest income after provision for loan losses	122,988	115,754	103,925	100,599	92,663
Noninterest income	18,803	17,345	17,529	19,127	18,847
Net trading gains (losses)	-	-	-	(350)	155
Net gain on securities transactions	2,161	1,428	3,352	1,848	450
Noninterest expense	83,977	82,142	80,894	77,942	61,806
Income before income taxes	59,975	52,385	43,912	43,282	50,309
Income taxes	22,441	19,298	14,591	15,162	16,232
Net income	$37,534	33,087	29,321	28,120	34,077
Share data:
Average equivalent diluted shares (in thousands)	93,637	85,072	76,935	76,482	75,793
Tangible book value	$3.81	3.62	3.31	3.20	3.10
Cash dividends	0.263	0.066	0.256	0.298	0.440
Basic earnings	0.400	0.389	0.381	0.368	0.450
Diluted earnings	0.400	0.389	0.381	0.368	0.450
Financial:
Return on average assets	0.87%	0.81	0.77	0.79	1.00
Return on average shareholders' equity	10.70	11.04	11.48	11.72	14.28
Cash dividend payout ratio	65.60	67.71	67.25	80.90	97.85
Tier 1 capital to average assets (leverage ratio)	8.21	8.14	6.68	6.71	6.77
Tier 1 capital as a % of total risk adjusted assets	16.68	15.97	12.57	12.04	12.40
Total capital as a % of total risk adjusted assets	17.94	17.23	13.83	13.30	13.66
Efficiency ratio	52.28	49.95	51.42	56.65	52.07
Net interest margin	3.20	3.40	3.50	3.27	2.98
Average balances:
Total assets	$4,332,793	4,089,790	3,795,667	3,555,981	3,421,914
Earning assets	4,238,638	3,991,932	3,689,087	3,469,761	3,339,619
Loans, net	2,572,983	2,423,337	2,320,010	2,203,683	2,023,548
Allowance for loan losses	(49,148)	(46,210)	(40,846)	(36,521)	(34,833)
Trading securities	-	-	-	14,569	263,099
Securities available for sale	1,023,025	947,482	780,540	532,810	554,543
Held to maturity securities	171,710	181,584	245,191	502,606	104,383
Federal Reserve Bank and Federal Home Loan Bank stock	9,425	6,898	6,774	6,212	5,816
Deposits	3,809,690	3,637,595	3,403,580	3,193,115	3,064,585
Short-term borrowings	152,982	133,803	119,213	104,033	97,472
Long-term debt	-	-	-	-	12
Shareholders' equity	350,680	299,739	255,332	239,842	238,700

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

Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts)
(Unaudited)
	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08
Tangible Book Value Per Share

Equity	$358,798	$338,516	255,440	245,678	236,024
Less: Intangible assets	553	553	553	553	553
Tangible equity	358,245	337,963	254,887	245,125	235,471

Shares outstanding	93,935	93,315	77,130	76,651	76,084
Tangible book value per share	3.81	3.62	3.30	3.20	3.09
Book value per share	3.82	3.63	3.31	3.21	3.10

Tangible Equity to Tangible Assets
Total Assets	4,346,613	4,243,644	3,954,784	3,679,897	3,506,813
Less: Intangible assets	553	553	553	553	553
Tangible assets	4,346,060	4,243,091	3,954,231	3,679,344	3,506,260

Tangible Equity to Tangible Assets	8.24%	7.97%	6.45%	6.66%	6.72%
Equity to Assets	8.25%	7.98%	6.46%	6.68%	6.73%

	Years Ended
Efficiency Ratio	12/31/12	12/31/11	12/31/10	12/31/09	12/31/08

Net interest income (fully taxable equivalent)	135,669	135,717	128,963	114,029	99,540
Non-interest income	20,964	18,773	20,881	20,625	19,452
Less: Net gain on securities	2,161	1,428	3,352	1,848	450
Less (Plus) : Net trading Gain (Loss)	-	-	-	(350)	155
Recurring revenue	154,472	153,062	146,492	133,156	118,387

Total Noninterest expense	83,977	82,142	80,894	77,942	61,806
Less: Other real estate expense, net	3,216	5,693	5,565	2,507	160
Recurring expense	80,761	76,449	75,329	75,435	61,646

Efficiency Ratio	52.28%	49.95%	51.42%	56.65%	52.07%

Glossary of Terms

Allowance for Loan Losses:

A balance sheet account which represents management’s estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding (including participating securities) during the period.

Cash Dividends Per Share:

Total cash dividends for each share outstanding on the record dates.

Comprehensive Income:

Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale and the overfunded/underfunded positions in the retirement plans.

Core Deposits:

Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more.

Derivative Investments:

Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets:

The sum of interest-bearing deposits with banks, securities available for sale, securities held to maturity, trading securities, loans, net of unearned income, and Federal Funds sold and other short term investments.

Efficiency Ratio:

Noninterest expense (excluding nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions and other non-recurring income items). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.

Federal Funds Sold:

A short term (generally one business day) investment of excess cash reserves from one bank to another.

Government Sponsored Enterprises (GSE):

Government Sponsored Enterprises are corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal National Mortgage Association (FNMA or Fannie Mae) and the Small Business Administration (SBA).

Impaired Loans:

Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans restructured subsequent to January 1, 1995.

Interest Bearing Liabilities:

The sum of interest bearing deposits, Federal Funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.

Interest Rate Spread:

The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing liabilities.

Liquidity:

The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Net Interest Income:

The difference between income on earning assets and interest expense on interest bearing liabilities.

Net Interest Margin:

Fully taxable equivalent net interest income as a percentage of average earning assets.

Net Loans Charged Off:

Reductions to the allowance for loan losses written off as losses, net of the recovery of loans previously charged off.

Nonaccrual Loans:

Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets:

The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans:

The sum of loans in a nonaccrual status (for purposes of interest recognition), plus accruing loans three payments or more past due as to principal or interest payments.

Parent Company:

A company that owns or controls a subsidiary through the ownership of voting stock.

Real Estate Owned:

Real estate acquired through foreclosure proceedings.

Return on Average Assets:

Net income as a percentage of average total assets.

Return on Average Equity:

Net income as a percentage of average equity.

Risk-Adjusted Assets:

A regulatory calculation that assigns risk factors to various assets on the balance sheet.

Risk-Based Capital:

The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.

Subprime Loans:

Loans, including mortgages, that are underwritten based on non-traditional guidelines or structured in non-traditional ways, typically with the goal of facilitating the approval of loans that more conservative lenders would likely decline.

Tangible Book Value Per Share:

Total shareholders’ equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.

Taxable Equivalent (TE):

Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.

Tier 1 Capital:

Total shareholders’ equity excluding accumulated other comprehensive income.

Troubled Debt Restructurings (TDR):

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the “Internal Control - Integrated Framework” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
Robert J. McCormiczk
President and Chief Executive Officer

/s/ Robert T. Cushing
Robert T. Cushing
Executive Vice President and Chief Financial Officer

/s/ Scot R. Salvador
Scot R. Salvador
Executive Vice President and Chief Banking Officer

March 8, 2013

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying  consolidated statements of condition of TrustCo Bank Corp NY (“Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Livingston, New Jersey
March 8, 2013

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2012	2011	2010

Interest and dividend income:
Interest and fees on loans	$128,581	129,212	128,148
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	8,097	12,998	12,455
State and political subdivisions	1,413	2,471	3,531
Mortgage-backed securities and collateralized mortgage obligations-residential	6,697	3,091	3,282
Corporate bonds	2,231	4,059	4,488
Small Business Administration-guaranteed participation securities	319	-	-
Other	19	20	22
Total interest and dividends on securities available for sale	18,776	22,639	23,778

Interest on held to maturity securities:
U. S. government sponsored enterprises	25	261	487
Mortgage-backed securities and collateralized mortgage obligations-residential	4,287	4,765	5,163
Corporate bonds	1,666	2,465	3,249
Total interest on held to maturity securities	5,978	7,491	8,899

Federal Reserve Bank and Federal Home Loan Bank stock	486	304	389
Interest on federal funds sold and other short-term investments	1,142	1,102	909
Total interest income	154,963	160,748	162,123

Interest expense:
Interest on deposits	18,500	24,670	33,222
Interest on short-term borrowings	1,475	1,574	1,776
Total interest expense	19,975	26,244	34,998

Net interest income	134,988	134,504	127,125
Provision for loan losses	12,000	18,750	23,200
Net interest income after provision for loan losses	122,988	115,754	103,925

Noninterest income:
Trustco Financial Services income	5,761	5,088	4,993
Fees for services to customers	12,290	11,305	11,518
Net gain on securities transactions	2,161	1,428	3,352
Other	752	952	1,018
Total noninterest income	20,964	18,773	20,881

Noninterest expense:
Salaries and employee benefits	31,276	28,751	27,065
Net occupancy expense	15,257	14,687	14,222
Equipment expense	6,073	5,652	5,638
Professional services	6,040	5,729	5,599
Outsourced services	5,122	5,100	5,458
Advertising expense	3,841	2,784	2,716
FDIC and other insurance expense	3,823	4,655	6,446
Other real estate expense, net	3,216	5,693	5,565
Other	9,329	9,091	8,185
Total noninterest expense	83,977	82,142	80,894

Income before income taxes	59,975	52,385	43,912
Income taxes	22,441	19,298	14,591
Net income	$37,534	33,087	29,321

Earnings per share:
Basic	$0.400	0.389	0.381
Diluted	0.400	0.389	0.381
See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Year Ended
	December 31,
	2012	2011	2010

Net income	$37,534	33,087	29,321

Net unrealized holding gain (loss) on securities available for sale	10,100	9,062	(2,979)
Reclassification adjustments for net gain recognized in income	(2,161)	(1,428)	(3,352)
Tax effect	(3,166)	(3,045)	2,524
Net unrealized gain on securities available for sale	4,773	4,589	(3,807)

Change in overfunded position in pension and postretirement plans arising during the year	(1,244)	(4,753)	1,827
Tax effect	496	1,895	(727)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	(748)	(2,858)	1,100

Amortization of net actuarial loss	306	85	188
Amortization of prior service credit	(262)	(262)	(403)
Tax effect	(18)	72	85
Amortization of net actuarial loss and prior service credit on pension and postretirement plans, net of tax	26	(105)	(130)

Other comprehensive income, net of tax	4,051	1,626	(2,837)
Comprehensive income	$41,585	34,713	26,484

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2012	2011

ASSETS

Cash and due from banks	$55,789	44,395
Federal funds sold and other short term investments	488,227	488,548
Total cash and cash equivalents	544,016	532,943
Securities available for sale	912,092	908,718

Held to maturity securities ($151,126 and $224,440 fair value at December 31, 2012 and 2011, respectively)	143,426	216,288
Federal Reserve Bank and Federal Home Loan Bank stock	9,632	9,004
Loans, net of deferred fees and costs	2,684,733	2,521,303
Less: Allowance for loan losses	47,927	48,717
Net loans	2,636,806	2,472,586
Bank premises and equipment, net	36,239	37,006
Other assets	64,402	67,099

Total assets	$4,346,613	4,243,644

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$300,544	267,776
Savings accounts	1,198,517	978,819
Interest-bearing checking	560,064	489,227
Money market deposit accounts	667,589	635,434
Certificates of deposit (in denominations of $100,000 or more)	352,734	460,971
Other time accounts	724,745	903,746
Total deposits	3,804,193	3,735,973
Short-term borrowings	159,846	147,563
Accrued expenses and other liabilities	23,776	21,592
Total liabilities	3,987,815	3,905,128

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock; $1 par value. 150,000,000 shares authorized, 98,912,423 shares issued at December 31, 2012 and 2011	98,912	98,912
Surplus	174,899	176,638
Undivided profits	132,378	119,465
Accumulated other comprehensive income (loss), net of tax	1,558	(2,493)
Treasury stock; 4,977,179 and 5,491,276 shares, at cost, at December 31, 2012 and 2011, respectively	(48,949)	(54,006)
Total shareholders' equity	358,798	338,516
Total liabilities and shareholders' equity	$4,346,613	4,243,644

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)
				Accumulated
				Other
				Comprehensive
	Capital		Undivided	Income	Treasury
	Stock	Surplus	Profits	(Loss)	Stock	Total

Beginning balance, January 1, 2010	$83,166	128,681	99,190	(1,282)	(64,077)	245,678
Net Income - 2010	-	-	29,321	-	-	29,321
Change in other comprehensive loss, net of tax	-	-	-	(2,837)	-	(2,837)
Cash dividend declared, $.2563 per share	-	-	(19,731)	-	-	(19,731)
Sale of treasury stock (478,482 shares)	-	(1,875)	-	-	4,708	2,833
Stock based compensation expense	-	176	-	-	-	176
Ending balance, December 31, 2010	83,166	126,982	108,780	(4,119)	(59,369)	255,440

Net Income - 2011	-	-	33,087	-	-	33,087
Change in other comprehensive loss, net of tax	-	-	-	1,626	-	1,626
Net proceeds from stock offering (15,640,000 shares)	15,640	51,938	-	-	-	67,578
Issuance of restricted stock (106,000 shares)	106	(106)	-	-	-	-
Cash dividend declared, $.2625 per share	-	-	(22,402)	-	-	(22,402)
Sale of treasury stock (545,236 shares)	-	(2,463)	-	-	5,363	2,900
Stock based compensation expense	-	287	-	-	-	287
Ending balance, December 31, 2011	98,912	176,638	119,465	(2,493)	(54,006)	338,516

Net Income - 2012	-	-	37,534	-	-	37,534
Change in other comprehensive loss, net of tax	-	-	-	4,051	-	4,051
Cash dividend declared, $.2625 per share	-	-	(24,621)	-	-	(24,621)
Sale of treasury stock (514,097 shares)	-	(2,144)	-	-	5,057	2,913
Stock based compensation expense	-	405	-	-	-	405
Ending balance, December 31, 2012	$98,912	174,899	132,378	1,558	(48,949)	358,798

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)
	Years Ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net income	$37,534	33,087	29,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,032	4,836	4,731
Net loss on sale of other real estate owned	364	478	1,008
Writedown of other real estate owned	1,059	3,454	2,631
Provision for loan losses	12,000	18,750	23,200
Deferred tax (benefit) expense	1,440	(2,336)	581
Stock based compensation expense	405	287	176
Net (gain) loss on sale of bank premises and equipment	(3)	(4)	39
Net gain on securities transactions	(2,161)	(1,428)	(3,352)
Decrease (increase) in taxes receivable	1,390	473	(12,336)
Decrease (increase) in interest receivable	2,200	(774)	1,020
Decrease in interest payable	(313)	(311)	(516)
Decrease (increase) in other assets	(2,780)	4,614	2,420
Increase (decrease) in accrued expenses and other liabilities	2,462	192	(444)
Total adjustments	21,095	28,231	19,158
Net cash provided by operating activities	58,629	61,318	48,479
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	1,204,250	1,171,945	1,198,435
Purchases of securities available for sale	(1,199,986)	(1,207,157)	(1,301,412)
Proceeds from maturities of securities available for sale	2,462	20,243	19,312
Proceeds from calls and maturities of held to maturity securities	83,165	87,320	183,159
Purchases of held to maturity securities	(10,303)	(111,896)	-
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(628)	(2,143)	(551)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	53	-
Net increase in loans	(190,843)	(188,776)	(106,118)
Proceeds from dispositions of other real estate owned	9,760	9,013	11,474
Proceeds from dispositions of bank premises and equipment	3	7	-
Purchases of bank premises and equipment	(4,265)	(5,213)	(3,609)
Net cash (used in) provided by investing activities	(106,385)	(226,604)	690
Cash flows from financing activities:
Net increase in deposits	68,220	181,886	248,927
Net increase in short-term borrowings	12,283	22,948	16,887
Proceeds from sales of treasury stock	2,913	2,900	2,833
Net proceeds from common stock offering	-	67,578	-
Dividends paid	(24,587)	(21,333)	(19,460)
Net cash provided by financing activities	58,829	253,979	249,187
Net increase in cash and cash equivalents	11,073	88,693	298,356
Cash and cash equivalents at beginning of period	532,943	444,250	145,894
Cash and cash equivalents at end of period	$544,016	532,943	444,250

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
Interest paid	$20,288	26,555	35,514
Income taxes paid	21,052	18,824	27,628
Non cash investing and financing activites:
Transfer of loans to real estate owned	14,623	10,794	13,509
Increase in dividends payable	34	1,069	271
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	7,939	7,634	(6,331)
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	(3,166)	(3,045)	2,524
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	44	(177)	(215)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	(18)	72	85
Change in overfunded position of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	(1,244)	(4,753)	1,827
Deferred tax effect of change in overfunded position of pension and post retirement benefit plans (ASC 715)	496	1,895	(727)

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

Federal Reserve Bank and Federal Home Loan Bank stock

The Bank is a member of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income. The Bank is also a member of its regional Federal Reserve Bank.  FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

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

The Company performs an analysis of the adequacy of the allowance on at least a quarterly basis. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, current economic conditions, past due and charge-off trends and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance methodology consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

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

Commercial and commercial real estate loans in non-accrual status are defined as impaired loans and are individually evaluated for impairment. The Company also has a portfolio of residential restructured loans that are defined as impaired. If a loan is impaired, a charge-off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral. Residential real estate loans and consumer loans are collectively evaluated for impairment.

TDR’s are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported at the fair value of the collateral with any charge-off recognized at that time. For TDR’s that subsequently default, the Company determines the amount of additional charge-off, if any, in accordance with the accounting policy for the allowance for loan losses with respect to impaired loans described previously.

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

The following portfolio segments have been identified: commercial loans, 1-to-4 family residential real estate loans, and installment loans:

Commercial:

Commercial real estate loans and other commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  Commercial real estate collateral is generally located within the Bank’s geographic territories; while collateral for non-real estate secured commercial loans is typically accounts receivable, inventory, and/or equipment.  Repayment is primarily dependent upon the borrower’s ability to service the debt based upon cash flows generated from the underlying business.  Additional support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate:

Residential real estate loans, including first mortgages, home equity loans and home equity lines of credit, are collateralized by first or second liens on one-to-four family residences generally located within the Bank’s market areas.  Proof of ownership title, clear mortgage title, and hazard insurance coverage are normally required.

Installment:

The Company’s installment loans are primarily made up of installment loans and personal lines of credit.  The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured.

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

Other Real Estate Owned

Other real estate owned are assets acquired through foreclosures on loans. At December 31, 2012 and 2011 there were $8.7 million and $5.3 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution.  During 2013, the Bank could declare dividends of approximately $28.1 million plus any 2013 net profits retained to the date of the dividend declaration.

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

Under certain employment contracts with selected executive officers, the Company is obligated to provide postretirement benefits to these individuals once they attain certain vesting requirements.

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in accumulated other comprehensive income.

Stock Based Compensation Plans

The Company has stock based compensation plans for employees and directors. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the fair value of the Company’s common stock at the date of grant is used for restricted stock awards.  Awards to be settled in cash based on the fair value of the Company’s stock at vesting are treated as liability based awards.

Compensation cost for stock options and restricted stock awards to be settled in stock are recognized over the required service period generally defined as the vesting period. The expense is recognized over the shorter of each award’s vesting period or the retirement date for any awards that vest immediately upon eligible retirement.

Compensation costs for liability based awards are re-measured at each reporting date and recognized over the vesting period.  For awards with performance based conditions, compensation cost is recognized over the performance period based on the Company’s expectation of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.   All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options

Reclassification of Prior Year Statements

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

Trust Assets

Assets under management with the Trustco Financial Services Department are not included on the Company’s consolidated financial statements because Trustco Financial Services holds these assets in a fiduciary capacity. Trust assets under management as of December 31, 2012 and 2011 are $825 million and $784 million, respectively.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $75.7 million and $67.1 million at December 31, 2012 and 2011, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2012
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$262,063	1,055	10	263,108
State and political subdivisions	25,815	642	-	26,457
Mortgage backed securities and collateralized mortgage obligations - residential	515,322	3,982	528	518,776
Corporate bonds	26,312	336	119	26,529
Small Business Administration-guaranteed participation securities	75,674	888	-	76,562
Other	650	-	-	650
Total debt securities	905,836	6,903	657	912,082
Equity securities	10	-	-	10
Total securities available for sale	$905,846	6,903	657	912,092

	December 31, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$562,588	1,171	300	563,459
State and political subdivisions	42,812	1,156	-	43,968
Mortgage backed securities and collateralized mortgage obligations - residential	202,103	2,335	415	204,023
Corporate bonds	102,248	70	5,710	96,608
Other	650	-	-	650
Total debt securities	910,401	4,732	6,425	908,708
Equity securities	10	-	-	10
Total securities available for sale	$910,411	4,732	6,425	908,718

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2012, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$13,392	13,462
Due in one year through five years	754,117	758,752
Due after five years through ten years	129,359	130,483
Due after ten years	8,968	9,385
	$905,836	912,082

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2012
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$15,491	10	-	-	15,491	10
Mortgage backed securities and collateralized mortgage obligations - residential	178,689	528	-	-	178,689	528
Corporate bonds	10,283	119	-	-	10,283	119
Total	$204,463	657	-	-	204,463	657

	December 31, 2011
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$147,881	300	-	-	147,881	300
Mortgage backed securities and collateralized mortgage obligations - residential	107,369	369	781	46	108,150	415
Corporate bonds	72,077	4,487	19,467	1,223	91,544	5,710
Total	$327,327	5,156	20,248	1,269	347,575	6,425

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2012, 2011 and 2010 are as follows:

(dollars in thousands)	December 31,
	2012	2011	2010

Proceeds from sales	$154,944	47,296	261,374
Proceeds from calls	1,049,442	1,124,649	937,061
Gross realized gains	2,584	1,472	3,769
Gross realized losses	423	44	417

Tax expense recognized on net gains on sales of securities available for sale were approximately $750 thousand, $500 thousand, and $1.2 million for the years ended December 31, 2012, 2011, 2010 respectively.

The amount of securities available for sale that have been pledged to secure short-term borrowings and for other purposes amounted to $261.1 million and $253.5 million at December 31, 2012 and 2011, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2012
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value

Mortgage backed securities and collateralized mortgage obligations - residential	$108,471	5,724	-	114,195
Corporate bonds	34,955	1,976	-	36,931
Total held to maturity	$143,426	7,700	-	151,126

	December 31, 2011
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$15,000	19	-	15,019
Mortgage backed securities and collateralized mortgage obligations - residential	141,857	7,727	46	149,538
Corporate bonds	59,431	834	382	59,883
Total held to maturity	$216,288	8,580	428	224,440

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2012, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$25,025	25,220
Due in one year through five years	104,948	111,781
Due in five years through ten years	13,453	14,125
	$143,426	151,126

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

There were no held to maturity securities in an unrealized loss position at December 31, 2012.  Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position at December 31, 2011, were as follows:

	December 31, 2011
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unrec.	Fair	Unrec.	Fair	Unrec.
	Value	Loss	Value	Loss	Value	Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$19,328	46	-	-	19,328	46
Corporate bonds	9,532	382	-	-	9,532	382
Total	$28,860	428	-	-	28,860	428

There were no sales or transfers of held to maturity securities during 2012 and 2011.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2012 that represent greater than 10% of shareholders equity:

	Amortized	Fair
	Cost	Value
Small Business Administration	$75,674	76,562
Federal Home Loan Mortgage Corporation	173,337	174,609
Government National Mortgage Association	123,664	129,106
Federal National Mortgage Association	572,970	576,347

(d) Other-Than-Temporary-Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio by type and applying the appropriate OTTI model. Investment securities classified as available for sale or held-to-maturity are generally evaluated for OTTI under ASC 320 “Investments – Debt and Equity Securities.”

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

As of December 31, 2012, the Company’s security portfolio consisted of 237 securities, 23 of which were in an unrealized loss position, and are discussed below.

U.S. government-sponsored enterprises

In the case of unrealized losses on U.S. government-sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

Mortgage-backed securities and collateralized mortgage obligations - residential

At December 31, 2012, all of the mortgage-backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

Corporate bonds

In the case of corporate bonds, the Company exposure is primarily in bonds of firms in the financial sector.  All of the corporate bonds owned continue to be rated investment grade, all are current as to the payment of interest and the Company expects to collect the full amount of the principal balance at maturity.  The Company actively monitors the firms and the bonds.  The Company has concluded that the decline in fair value is not attributable to credit quality and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

As a result of the above analysis, for the year ended December 31, 2012, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2012
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$167,249	18,882	186,131
Other	33,381	65	33,446
Real estate mortgage - 1 to 4 family:
First mortgages	1,814,214	275,764	2,089,978
Home equity loans	35,601	1,089	36,690
Home equity lines of credit	301,338	32,571	333,909
Installment	4,183	396	4,579
Total loans, net	$2,355,966	328,767	2,684,733
Less: Allowance for loan losses			47,927
Net loans			$2,636,806

	December 31, 2011
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$189,101	25,226	214,327
Other	33,734	102	33,836
Real estate mortgage - 1 to 4 family:
First mortgages	1,731,127	177,518	1,908,645
Home equity loans	46,082	1,224	47,306
Home equity lines of credit	285,762	27,276	313,038
Installment	4,078	73	4,151
Total loans, net	$2,289,884	231,419	2,521,303
Less: Allowance for loan losses			48,717
Net loans			$2,472,586

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2012 and 2011, the Company had approximately $37.2 million and $32.5 million of real estate construction loans. As of December 31, 2012, approximately $16.4 million are secured by first mortgages to residential borrowers while approximately $20.8 million were to commercial borrowers for residential constructions projects.  Of the $32.5 million in real estate construction loans at December 31, 2011, approximately $11.6 million were secured by first mortgages to residential borrowers with the remaining $20.9 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company's New York market.

At December 31, 2012 and 2011, loans to executive officers, directors, and to associates of such persons aggregated $8.2 million and $9.4 million, respectively. During 2012, approximately $1.8 million of new loans were made and repayments of loans totaled approximately $3.0 million. All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2012
(dollars in thousands)	New York and
	other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$6,511	2,698	9,209
Other	124	-	124
Real estate mortgage - 1 to 4 family:
First mortgages	30,329	7,319	37,648
Home equity loans	694	-	694
Home equity lines of credit	4,263	501	4,764
Installment	6	1	7
Total non-accrual loans	41,927	10,519	52,446
Restructured real estate mortgages - 1 to 4 family	231	-	231
Total nonperforming loans	$42,158	10,519	52,677

	December 31, 2011
(dollars in thousands)	New York and
	other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$4,968	5,000	9,968
Other	13	-	13
Real estate mortgage - 1 to 4 family:
First mortgages	24,392	9,862	34,254
Home equity loans	968	57	1,025
Home equity lines of credit	2,460	743	3,203
Installment	3	-	3
Total non-accrual loans	32,804	15,662	48,466
Restructured real estate mortgages - 1 to 4 family	312	-	312
Total nonperforming loans	$33,116	15,662	48,778

As of December 31, 2012 and 2011, the Company's loan portfolio did not include any subprime mortgages or loans acquired with deteriorated credit quality.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2012 and 2011:

New York and other states:
	December 31, 2012
(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	3,225	3,225	164,024	167,249
Other	-	-	4	4	33,377	33,381
Real estate mortgage - 1 to 4 family:
First mortgages	6,364	2,248	21,341	29,953	1,784,261	1,814,214
Home equity loans	177	216	464	857	34,744	35,601
Home equity lines of credit	604	350	3,044	3,998	297,340	301,338
Installment	40	27	-	67	4,116	4,183

Total	$7,185	2,841	28,078	38,104	2,317,862	2,355,966

Florida:

(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	2,698	2,698	16,184	18,882
Other	-	-	-	-	65	65
Real estate mortgage - 1 to 4 family:
First mortgages	862	452	5,390	6,704	269,060	275,764
Home equity loans	-	-	-	-	1,089	1,089
Home equity lines of credit	59	29	442	530	32,041	32,571
Installment	9	-	1	10	386	396

Total	$930	481	8,531	9,942	318,825	328,767

Total:

(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	5,923	5,923	180,208	186,131
Other	-	-	4	4	33,442	33,446
Real estate mortgage - 1 to 4 family:
First mortgages	7,226	2,700	26,731	36,657	2,053,321	2,089,978
Home equity loans	177	216	464	857	35,833	36,690
Home equity lines of credit	663	379	3,486	4,528	329,381	333,909
Installment	49	27	1	77	4,502	4,579

Total	$8,115	3,322	36,609	48,046	2,636,687	2,684,733

New York and other states:
	December 31, 2011
(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$400	-	3,157	3,557	185,544	189,101
Other	-	-	-	-	33,734	33,734
Real estate mortgage - 1 to 4 family:
First mortgages	7,850	2,313	20,294	30,457	1,700,670	1,731,127
Home equity loans	186	32	852	1,070	45,012	46,082
Home equity lines of credit	871	473	2,371	3,715	282,047	285,762
Installment	29	4	2	35	4,043	4,078

Total	$9,336	2,822	26,676	38,834	2,251,050	2,289,884

Florida:

(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,042	-	5,000	6,042	19,184	25,226
Other	-	-	-	-	102	102
Real estate mortgage - 1 to 4 family:
First mortgages	813	1,502	8,973	11,288	166,230	177,518
Home equity loans	68	-	65	133	1,091	1,224
Home equity lines of credit	100	91	684	875	26,401	27,276
Installment	1	-	-	1	72	73

Total	$2,024	1,593	14,722	18,339	213,080	231,419

Total:

(dollars in thousands)	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,442	-	8,157	9,599	204,728	214,327
Other	-	-	-	-	33,836	33,836
Real estate mortgage - 1 to 4 family:
First mortgages	8,663	3,815	29,267	41,745	1,866,900	1,908,645
Home equity loans	254	32	917	1,203	46,103	47,306
Home equity lines of credit	971	564	3,055	4,590	308,448	313,038
Installment	30	4	2	36	4,115	4,151

Total	$11,360	4,415	41,398	57,173	2,464,130	2,521,303

At December 31, 2012 and 2011, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status.  There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses are summarized as follows:

(dollars in thousands)	For the year ended	For the year ended	For the year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Balance at beginning of period	$48,717	$41,911	37,591
Loans charged off:
Commercial-New York and other states*	1,307	171	141
Commercial-Florida	1,192	1,000	4,940
Real estate mortgage - 1 to 4 family - New York and other states*	6,919	4,315	3,754
Real estate mortgage - 1 to 4 family - Florida	3,920	6,990	10,878
Installment-New York and other states*	128	80	150
Installment-Florida	13	2	5
Total loan chargeoffs	13,479	12,558	19,868

Recoveries of loans previously charged off:
Commercial-New York and other states*	112	55	34
Commercial-Florida	26	4	69
Real estate mortgage - 1 to 4 family - New York and other states*	375	477	700
Real estate mortgage - 1 to 4 family - Florida	127	34	89
Installment-New York and other states*	49	43	95
Installment-Florida	-	1	1
Total recoveries	689	614	988
Net loans charged off	12,790	11,944	18,880
Provision for loan losses	12,000	18,750	23,200
Balance at end of period	$47,927	$48,717	41,911

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012 and 2011:

	December 31, 2012
		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,771	44,069	87	47,927

Total ending allowance balance	$3,771	44,069	87	47,927

Loans:
Individually evaluated for impairment	$9,333	16,740	-	26,073
Collectively evaluated for impairment	210,244	2,443,837	4,579	2,658,660

Total ending loans balance	$219,577	2,460,577	4,579	2,684,733

	December 31, 2011
		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,140	44,479	98	48,717

Total ending allowance balance	$4,140	44,479	98	48,717

Loans:
Individually evaluated for impairment	$9,981	3,730	-	13,711
Collectively evaluated for impairment	238,182	2,265,259	4,151	2,507,592

Total ending loans balance	$248,163	2,268,989	4,151	2,521,303

The Company did not acquire any loans with deteriorated credit quality in 2012 and 2011.

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s at December 31, 2012 and 2011 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2012, 2011 and 2010:

New York and other states:
	December 31, 2012
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$6,511	7,169	-	5,615
Other	124	124	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	12,964	14,143	-	6,075
Home equity loans	623	664	-	260
Home equity lines of credit	1,633	1,735	-	458

Total	$21,855	23,835	-	12,515

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$2,698	3,890	-	5,871
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,472	2,665	-	948
Home equity lines of credit	48	176	-	24

Total	$4,218	6,731	-	6,843

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$9,209	11,059	-	11,486
Other	124	124	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	14,436	16,808	-	7,023
Home equity loans	623	664	-	260
Home equity lines of credit	1,681	1,911	-	482

Total	$26,073	30,566	-	19,358

New York and other states:
	December 31, 2011
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$4,968	5,684	-	5,198
Other	13	32	-	56
Real estate mortgage - 1 to 4 family:
First mortgages	2,874	3,299	-	1,664
Home equity loans	151	199	-	69
Home equity lines of credit	-	75	-	-

Total	$8,006	9,289	-	6,987

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$5,000	9,042	-	6,774
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	705	1,301	-	224

Total	$5,705	10,343	-	6,998

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$9,968	14,726	-	11,972
Other	13	32	-	56
Real estate mortgage - 1 to 4 family:
First mortgages	3,579	4,600	-	1,888
Home equity loans	151	199	-	69
Home equity lines of credit	-	75	-	-

Total	$13,711	19,632	-	13,985

New York and other states:
	December 31, 2010
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$5,617	6,217	-	3,792
Other	126	189	-	179
Real estate mortgage - 1 to 4 family:
First mortgages	336	516	-	373
Home equity loans	-	58	-	-
Home equity lines of credit	-	77	-	-

Total	$6,079	7,057	-	4,344

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$8,281	12,798	-	9,289
Other	-	-	-	1
Real estate mortgage - 1 to 4 family:
First mortgages	-	-	-	-

Total	$8,281	12,798	-	9,290

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$13,898	19,015	-	13,081
Other	126	189	-	180
Real estate mortgage - 1 to 4 family:
First mortgages	336	516	-	373
Home equity loans	-	58	-	-
Home equity lines of credit	-	77	-	-

Total	$14,360	19,855	-	13,634

In the preceding tables, the average recorded investment in impaired loans includes the year-to-date average of all impaired loans.  The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.  Interest income recognized on impaired loans was not material in 2012, 2011, and 2010.

In response to the OCC interpretation, that was issued in the third quarter of 2012, regarding borrowers who have filed Chapter 7 bankruptcy and did not re-affirm their debt with the Company, the Company classified $10.1 million of previously performing 1-4 family real estate mortgage loans as troubled debt restructurings (“TDR’s”) as of September 30, 2012. Included in the $10.1 million, were $4.0 million of loans that were reclassified from performing status to non-accrual status due to a collateral deficiency of $804 thousand.  The collateral deficiency was charged off during the third quarter of 2012.

Included in impaired loans as of December 31, 2012 are approximately $10.6 million of 1 to 4 family residential real estate loans that were identified as TDR’s in accordance with OCC guidance released in the third quarter of 2012.

Management evaluates impairment on commercial and commercial real estate loans that are past due as well as in situations where circumstances dictate that an evaluation is prudent. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time. As a result, as of December 31, 2012 and 2011, based upon management's evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

As of December 31, 2012, due to the adequacy of the underlying collateral and the sufficiency of prior chargeoffs taken, none of the allowance for loan losses has been allocated to TDR's.  During the year ended December 31, 2012, there were $1.7 million of chargeoffs on loans identified as TDR's.  Included in the 2012 chargeoffs is $804 thousand related to loans reclassified to non-accrual based on the OCC guidance released in the third quarter of 2012.

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2012 and 2011:

	December 31, 2012
New York and other states*:		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment

Commercial:
Commercial real estate	2	$138	138
Real estate mortgage - 1 to 4 family:
First mortgages	95	10,636	10,636
Home equity loans	16	488	488
Home equity lines of credit	30	1,633	1,633

Total	143	$12,895	12,895

Florida:		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment

Commercial:
Commercial real estate	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	12	1,265	1,265
Home equity lines of credit	2	48	48

Total	14	$1,313	1,313

	December 31, 2011
New York and other states*:		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment

Commercial:
Commercial real estate	1	$91	90
Real estate mortgage - 1 to 4 family:
First mortgages	21	2,758	2,518
Home equity loans	4	160	151

Total	26	$3,009	2,759

Florida:		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment

Commercial:
Commercial real estate	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	6	852	705

Total	6	$852	705

As previously noted, included in loans modified and classified as TDR’s during the year ended December 31, 2012 are approximately $10.6 million of 1 to 4 family residential real estate loans that were determined to be TDR’s in accordance with OCC guidance released in the third quarter of 2012.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2012 and 2011 for which there was a payment default during the same period:

	December 31, 2012
New York and other states*:	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	-	$-
Real estate mortgage - 1 to 4 family:
First mortgages	22	2,265
Home equity loans	2	13
Home equity lines of credit	5	209

Total	29	$2,487

Florida:
	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	-	$-
Real estate mortgage - 1 to 4 family:
First mortgages	6	605
Home equity lines of credit	1	47

Total	7	$652

	December 31, 2011
New York and other states*:	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	1	$90
Real estate mortgage - 1 to 4 family:
First mortgages	13	1,729
Home equity loans	3	113

Total	17	$1,932

Florida:
	Number of	Recorded
(dollars in thousands)	Contracts	Investment

Commercial:
Commercial real estate	-	$-
Real estate mortgage - 1 to 4 family:
First mortgages	6	705

Total	6	$705

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.  This evaluation is performed under the Company's underwriting policy.  Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection.  Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order.  In the case of Chapter 7 bankruptcies, as previously noted, even though there is no modification of terms, the borrowers’ debt to the Company was discharged and they did not reaffirm the debt.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.  In situations involving a borrower filing for Chapter 13 bankruptcy protection, however, a loan is considered to be in payment default once it is 30 days contractually past due, consistent with the treatment by the bankruptcy court.

The TDR's that subsequently defaulted described above did not have a material impact on the allowance for loan losses as the underlying collateral was evaluated at the time these loans were identified as TDR’s, and a charge-off was taken at that time, if necessary.  Collateral values on these loans, as well as all other nonaccrual loans, are reviewed for collateral sufficiency on a quarterly basis.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company's loan review process analyzes non-homogeneous loans over $150 thousand, such as commercial and commercial real estate loans, individually by grading the loans based on credit risk. The Company uses the following definitions for classified loans:

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

Doubtful:  Loans classified as doubtful have all the weaknesses inherent in those loans classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  All doubtful loans are considered impaired.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

As of December 31, 2012 and 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2012
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$155,981	11,268	167,249
Other	33,067	314	33,381

	$189,048	11,582	200,630

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$12,454	6,428	18,882
Other	65	-	65

	$12,519	6,428	18,947

	December 31, 2011
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$181,717	7,384	189,101
Other	33,721	13	33,734

	$215,438	7,397	222,835

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$17,626	7,600	25,226
Other	102	-	102

	$17,728	7,600	25,328

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank's collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2012 and 2011 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2012 and 2011 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2012 and 2011 follows:

(dollars in thousands)
	2012	2011
Land	$2,413	2,413
Buildings	29,584	28,716
Furniture, Fixtures and equipment	42,636	41,283
Leasehold improvements	24,070	22,256
Total bank premises and Equipment	98,703	94,668
Accumulated depreciation and amortization	(62,464)	(57,662)
Total	$36,239	37,006

Depreciation and amortization expense approximated $5.0 million, $4.8 million, and $4.7 million for the years 2012, 2011, and 2010, respectively. Occupancy expense of the Bank’s premises included rental expense of $6.9 million in 2012, $6.8 million in 2011, and $6.7 million in 2010.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2012	2011	2010
Interest bearing checking accounts	$315	285	595
Savings accounts	3,872	3,788	3,356
Time deposits and money market accounts	14,313	20,597	29,271
Total	$18,500	24,670	33,222

At December 31, 2012, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$789,726
1 to 2 years	250,489
2 to 3 years	28,038
3 to 4 years	4,771
4 to 5 years	4,196
Over 5 years	259
$1,077,479

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2012	2011	2010
Amount outstanding at December 31,	$159,846	147,563	124,615
Maximum amount outstanding at any month end	166,374	148,002	130,996
Average amount outstanding	152,982	133,803	119,213
Weighted average interest rate:
For the year	0.96%	1.18	1.49
As of year end	0.89	1.13	1.40

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings. The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2012 and 2011, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2012	2011	2010
Current tax expense:
Federal	$19,122	19,613	13,001
State	1,879	2,020	1,009
Total current tax expense	21,001	21,633	14,010
Deferred tax expense (benefit)	1,440	(2,336)	581
Total income tax expense	$22,441	19,297	14,591

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011, are as follows:

	December 31,
(dollars in thousands)	2012	2011
	Deductible	Deductible
	temporary	temporary
	differences	differences
Benefits and deferred remuneration	$(4,736)	(3,467)
Difference in reporting the allowance for loan losses, net	22,710	22,389
Other income or expense not yet reported for tax purposes	2,582	2,321
Depreciable assets	(1,413)	(1,288)
Other items	801	1,429
Net deferred tax asset at end of year	19,944	21,384
Net deferred tax asset at beginning of year	21,384	19,048

Deferred tax expense (benefit)	$1,440	(2,336)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $19.9 million and $21.4 million at December 31, 2012 and 2011, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has a deferred tax liability of $2.5 million and a deferred tax asset of $675 thousand at December 31, 2012 and 2011, respectively, relating to the net unrealized gains and losses on securities available for sale and a deferred tax asset of $1.5 million and a deferred tax liability of $979 thousand at December 31, 2012 and 2011, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended
	December 31,
	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.7)	(1.6)	(2.7)
State income tax (including alternative minimum tax), net of federal tax benefit	2.3	2.0	1.3
Other items	0.8	1.4	(0.4)
Effective income tax rate	37.4%	36.8%	33.2

TrustCo adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes,” as of January 1, 2008.  ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. As a result of the Company’s adoption of ASC 740-10, there were no required adjustments to the Company’s consolidated financial statements.

During 2011 and 2010, the Company amended various federal and state tax returns as a result of a deferred tax deduction for financial reporting purposes not being recorded for tax return purposes. Consequently, included in the balance of unrecognized tax benefits at December 31, 2011 was $450 thousand related to the probability of collection.  During 2012, a part of the statute of limitations expired on the amended returns.  The Company has determined that tax positions claimed on the amended returns are more likely than not to be sustained upon examination.  Therefore the Company has appropriately recorded the remaining portion of such unrecognized tax benefit as of December 31, 2012.

For the years ended December 31, 2012 and 2011 the unrecognized tax benefits and change in those unrecognized tax benefits from the beginning of the year are as follows:

(dollars in thousands)

Balance January 1, 2011	$905

Amount paid to taxing authorities and amount reducing tax expense for the twelve-month period ended December 31, 2011	-

Balance December 31, 2011	905

Decrease in prior unrecognized tax benefits	(342)
Lapse of statute of limitations	(350)

Balance December 31, 2012	$213

TrustCo has implemented certain tax return positions that have not been fully recognized for financial statement purposes based upon management’s evaluation of the probability of the benefit being realized. Management will reevaluate the necessity of these unrecognized tax benefits after the affected tax returns have been subject to audit.  The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For 2012, 2011, and 2010, these amounts were not material. Open Federal and New York State tax years are 2008 through 2012.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank’s Financial Services Department. This plan was frozen as of December 31, 2006. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2012 and 2011.

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2012	2011
Projected benefit obligation at beginning of year	$29,283	$27,115
Service cost	55	45
Interest cost	1,426	1,515
Benefits paid	(2,036)	(1,605)
Net actuarial loss (gain)	3,262	2,213
Projected benefit obligation at end of year	$31,990	$29,283

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2012	2011
Fair Value of plan assets at beginning of year	$30,278	$31,373
Actual gain on plan assets	3,342	510
Company contributions	3,000	-
Benefits paid	(2,036)	(1,605)
Fair value of plan assets at end of year	34,584	30,278

Funded status at end of year	$2,593	$995

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2012	2011
Net actuarial loss	$9,486	$7,987

Components of Net Periodic Pension (Credit) Expense and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2012	2011	2010
Service cost	$55	45	57
Interest cost	1,426	1,515	1,498
Expected return on plan assets	(1,912)	(1,985)	(1,814)
Amortization of net loss	335	156	203
Net periodic pension (credit) expense	(96)	(269)	(56)

Amortization of net loss	(335)	(156)	(203)

Net actuarial (gain) / loss included in other comprehensive income	1,832	3,689	(992)

	1,497	3,533	(1,195)
Total recognized in net periodic benefit (credit) cost and other comprehensive income	$1,401	3,264	(1,251)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is approximately $589 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2013	$1,678
2014	1,705
2015	1,723
2016	1,752
2017	1,759
2018 - 2022	9,213

The assumptions used to determine benefit obligations at December 31 are as follows:

	2012	2011	2010
Discount rate	4.07%	5.17	5.62

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2012	2011	2010
Discount rate	5.17%	5.62	5.82
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2012 and 2011, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company's annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $823 thousand, $647 thousand, and $610 thousand, in 2012, 2011, and 2010, respectively.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of both December 31, 2012 and 2011, the trusts had assets totaling $5.7 million.

(b) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company’s medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums was eliminated. The Company continues to provide postretirement medical benefits for a limited number of executives in accordance with their employment contracts.

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2012 and 2011:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2012	2011
Accumulated benefit obligation at beginning of year	$2,008	1,184
Service cost	33	26
Interest cost	97	98
Prior service cost	-	533
Benefits paid	(48)	(25)
Net actuarial gain	323	192
Accumulated benefit obligation at end of year	$2,413	2,008

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2012	2011
Fair value of plan assets at beginning of year	$13,662	13,554
Actual gain on plan assets	1,364	108
Company contributions	48	25
Benefits paid	(48)	(25)
Fair value of plan assets at end of year	15,026	13,662

Funded status at end of year	$12,613	11,654

Amounts recognized in accumulated other comprehensive income consist of the following as of:	December 31,
	2012	2011
Net actuarial gain	$(2,125)	(1,564)
Prior service credit	(3,706)	(3,968)
Total	$(5,831)	(5,532)

Components of Net Periodic Benefit (Credit) and Other Amounts Recognized in Other Comprehensive Income:
	For the years ended
	December 31,
(dollars in thousands)	2012	2011	2010
Service cost	$33	26	31
Interest cost	97	98	62
Expected return on plan assets	(451)	(447)	(407)
Amortization of net actuarial gain	(29)	(71)	(15)
Amortization of prior service credit	(262)	(262)	(403)
Net periodic benefit credit	(612)	(656)	(732)

Net (gain) loss	(590)	531	(836)
Prior service cost	-	533	-
Amortization of prior service cost	262	262	403
Amortization of net gain	29	71	15
Total amount recognized in other comprehensive income	(299)	1,397	(418)

Total amount recognized in net periodic benefit cost and other comprehensive income	$(911)	741	(1,150)

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $321 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

Year	Postretirement Benefits

2013	$61
2014	55
2015	58
2016	61
2017	64
2018 - 2022	435

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2012	2011	2010
Discount rate	4.07%	5.17	5.62

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2012	2011	2010
Discount rate	5.17%	5.62	5.82
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2012 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $485 thousand impact on the accumulated postretirement benefit obligation as of December 31, 2012, while a 1% decrease would have an approximate $375 thousand impact.  The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2012 would be negligible given the limited number of retirees receiving benefits.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, net of tax, at December 31, 2012 and 2011, respectively:

(dollars in thousands)
	December 31, 2012
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$1,834	(590)	1,244
Amortization of net actuarial gain (loss)	(335)	29	(306)
Amortization of prior service credit	-	262	262
Total	$1,499	(299)	1,200

	December 31, 2011
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$3,689	1,064	4,753
Amortization of net actuarial gain (loss)	(156)	71	(85)
Amortization of prior service credit	-	262	262
Total	$3,533	1,397	4,930

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2012	2011	2012	2011
Debt Securities	29%	33	28	30
Equity Securities	65	64	64	63
Other	6	3	8	7
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2012 and 2011, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at
		December 31, 2012 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,114	2,114	-	-
Equity mutual funds	22,599	22,599	-	-
U.S. government sponsored enterprises	4,574	-	4,574	-
Corporate bonds	4,626	-	4,626	-
Fixed income mutual funds	671	671	-	-

Total Plan Assets	$34,584	25,384	9,200	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2012 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,148	1,148	-	-
Equity mutual funds	9,718	9,718	-	-
State and political subdivisions	4,160	-	4,160	-

Total Plan Assets	$15,026	10,866	4,160	-

Retirement Plan		Fair Value Measurements at
		December 31, 2011 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$870	870	-	-
Equity mutual funds	19,232	19,232	-	-
U.S. government sponsored enterprises	6,422	-	6,422	-
Corporate bonds	3,310	-	3,310	-
Fixed income mutual funds	444	444	-	-

Total Plan Assets	$30,278	20,546	9,732	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2011 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,001	1,001	-	-
Equity mutual funds	8,551	8,551	-	-
State and political subdivisions	4,110	-	4,110	-

Total Plan Assets	$13,662	9,552	4,110	-

At December 31, 2012 and 2011, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2012 and 2011.

The Company made contributions of $3.0 million to its pension plan during 2012. No contributions were made in 2011.

(e) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2012, 2011 or 2010 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $601 thousand for 2012, $461 thousand in 2011 and $435 thousand in 2010.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.6 million, $1.3 million and $746 thousand in 2012, 2011 and 2010, respectively.

In prior years, the Company awarded 3.2 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2012, the weighted average strike price of each unit was $7.95.

(f) Stock Based Compensation Plans-Equity Awards

Equity awards are types of stock based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the consolidated statement of condition.

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

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over four to five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2012 and changes during the year then ended, are as follows:

	Outstanding Options		Exercisable Options
		Weighted		Weighted
		Average		Average
		Option		Option
	Shares	Price	Shares	Price
Balance, January 1, 2012	3,115,750	$10.32	2,350,650	$11.56
New options awarded-2012	273,500	5.17	-	0.00
Expired options - 2012	(485,250)	11.83	(485,250)	11.83
Cancelled options-2012	(12,000)	9.91	(12,000)	9.91
Exercised options - 2012	-	0.00	-	0.00
Options became exercisable	-	0.00	291,200	7.85
Balance, December 31, 2012	2,892,000	$9.58	2,144,600	$11.01

		Weighted
		Average	Weighted
Range of		Remaining	Average
Exercise	Options	Contractual	Exercise
Price	Outstanding	Life	Price
Between $5.14 and $10.00	1,754,000	6.8 years	$7.41
Greater than $10.00	1,138,000	2.0 years	12.93
Total	2,892,000	4.9 years	$9.58

The following table summarizes information about total stock options exercisable at December 31, 2012:

		Weighted
		Average	Weighted
Range of	Options	Remaining	Average
Exercise	Outstanding	Contractual	Exercise
Price	and Exercisable	Life	Price
Between $5.14 and $10.00	1,006,600	5.3 years	$8.83
Greater than $10.00	1,138,000	2.0 years	12.93
Total	2,144,600	3.5 years	$11.01

At December 31, 2012, the intrinsic value of outstanding stock options and vested stock options was not material. The Company expects all unvested options to vest according to plan provisions.

No stock options were exercised in 2012, 2011 or 2010. It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $494 thousand at December 31, 2012. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 4.1 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2012 and 2011 estimated using the Black-Scholes option pricing model, was $0.76 and $0.98, respectively. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. There were no stock options granted in 2010. The assumptions used to determine the fair value of options granted during 2012 and 2011 are detailed in the table below:

	2012
	Employees'
	Plan
Expected dividend yield	5.08%
Risk-free interest rate	0.80
Expected volatility rate	30.18
Expected lives	5.0	years

	2011
	Employees'		Directors'
	Plan		Plan
Expected dividend yield	5.11%		5.11
Risk-free interest rate	1.90		1.59
Expected volatility rate	26.64		28.50
Expected lives	7.5	years	6.0

During 2011, the Company issued 99 thousand restricted common shares to certain eligible executive officers and another seven thousand restricted common shares to its board of directors.  The restricted share awards hold the same voting powers as the Company’s common stock and become 100% vested after three years based upon a cliff-vesting schedule.  The shares are also eligible to receive nonforfeitable dividend payments.  The fair value of these awards was $5.14 per restricted share, the fair value of the Company’s common stock on the grant date.  During 2012 and 2011, the Company recognized approximately $170 thousand and $28 thousand in stock based compensation expense related to the employee awards, respectively and another $12 thousand and $2 thousand related to the director awards, respectively. Unrecognized stock-based compensation expense related to the outstanding restricted shares totaled $333 thousand and $515 thousand at December 31, 2012 and 2011, respectively.  At December 31, 2012 and 2011, all of the awards were unvested.  The weighted average period over which the unrecognized expense is expected to be recognized was two years as of December 31, 2012 and three years at December 31, 2011.

(g) Stock Based Compensation Plans-Liability Awards

Liability awards are types of stock based compensation that can be settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in other liabilities in the consolidated statement of condition.

During 2012, the Company issued 72 thousand restricted share units to certain eligible officers and executives and another 11 thousand restricted share units to its board of directors.  The restricted share units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule.  Upon issuance, fair value of these awards was $5.17 per restricted share unit, the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of stock based compensation expense recognized, is based on the fair value of the Company’s stock.  At December 31, 2012, the Company’s stock price was $5.28.  During 2012, the Company recognized approximately $21 thousand in stock based compensation expense related to the employee awards and another $3 thousand related to the director awards. Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $412 thousand at December 31, 2012.  At December 31, 2012 all of the awards were unvested.  The weighted average period over which the unrecognized expense is expected to be recognized was three years as of December 31, 2012.

Also during 2012, the Company issued 65 thousand performance share awards to certain eligible officers and executives. These awards do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule.  Upon issuance, fair value of these awards was $5.17 per restricted share unit, the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of stock based compensation expense recognized, is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.  At December 31, 2012, the Company expects to meet the required performance criteria and the Company’s stock price was $5.28.  During 2012, the Company recognized approximately $19 thousand in stock based compensation expense related to these awards. Unrecognized stock-based compensation expense related to the outstanding performance share awards totaled $325 thousand at December 31, 2012.  At December 31, 2012 all of the awards were unvested.  The weighted average period over which the unrecognized expense is expected to be recognized was three years as of December 31, 2012.

(h) Stock Based Compensation Expense

Stock-based compensation expense totaled $447 thousand, $274 thousand and $176 thousand in 2012, 2011 and 2010, respectively, related to the 2010 and 2004 TrustCo Bank Corp NY Stock Option Plans. In 2011, $13 thousand of stock-based compensation expense was recognized related to the 2010 Directors Stock Option Plan. No such expense was recorded in 2012 and 2010 as no stock options were granted to directors in those years.

Of the $447 thousand of stock based compensation expense recognized in 2012, $42 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $405 thousand related to equity awards. Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying consolidated statements of income related to stock-based compensation in 2012, 2011 and 2010 was approximately $156 thousand, $100 thousand and $62 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2013	$6,584
2014	6,523
2015	6,156
2016	5,961
2017	5,635
2018 and after	43,612
$74,471

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.1 million in 2012, $5.1 million in 2011 and $5.5 million in 2010. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2018.

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

A reconciliation of the component parts of earnings per share for 2012, 2011 and 2010 follows:

(dollars in thousands, except per share data)

	2012	2011
For the year ended December 31:
Net income	$37,534	$33,087
Less: Net income allocated to participating securities	43	5
Net income allocated to common shareholders	$37,491	$33,082
Basic EPS:
Distributed earnings allocated to common stock	$24,607	$22,389
Undistributed earnings allocated to common stock	12,884	10,693
Net income allocated to common shareholders	$37,491	$33,082
Weighted average common shares outstanding including participating securities	93,739	85,086
Less: Participating securities	106	14
Weighted average common shares	93,633	85,072

Basic EPS	0.400	0.389

Diluted EPS:
Net income allocated to common shareholders	$37,491	$33,082
Weighted average common shares for basic EPS	93,633	85,072
Effect of Dilutive Securities:
Stock Options	4	-
Weighted average common shares including potential dilutive shares	93,637	85,072

Diluted EPS	0.400	0.389

		Weighted
		Average Shares	Per Share
	Income	Outstanding	Amounts
For the year ended December 31, 2010:
Basic EPS:
Income available to common shareholders	$29,321	76,935	$0.381
Effect of Dilutive Securities:
Stock Options	-	-	-
Diluted EPS	$29,321	76,935	$0.381

As of December 31, 2012, 2011 and 2010, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 2.9 million, 2.8 million, and 3.0 million, respectively.  The stock options are antidilutive because the strike price is greater than the average fair value of the Company's common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2012 and 2011, was $388.2 million and $356.4 million, respectively. Approximately 84% and 81% of these commitments were for variable rate products at the end of 2012 and 2011, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.6 million and $7.1 million at December 31, 2012 and 2011, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2012 and 2011 was insignificant.

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

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices or similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the value that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale: The fair value of securities available for sale are determined utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. Also classified as available for sale securities are equity securities where fair value is determined by quoted market prices and these are designated as Level 1. The Company does not have any securities that would be designated as level 3.

Other Real Estate Owned: Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available.  This results in a Level 3 classification of the inputs for determining fair value.

Impaired Loans:  At the time a loan is considered impaired, it is valued at the lower of cost or fair value.  Impaired loans carried at fair value generally have had a chargeoff through the allowance for loan losses.  For collateral dependent loans, fair value is commonly based on recent real estate appraisals.  These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.  Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available.  Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value.  When obtained, non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.  Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Indications of value for both collateral-dependent impaired loans and other real estate owned are obtained from third party providers or the Company’s internal Appraisal Department.  All indications of value are reviewed for reasonableness by a member of the Appraisal Department for the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value via comparison with independent data sources such as recent market data or industry-wide statistics.

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at
	December 31, 2012 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$263,108	-	263,108	-
State and political subdivisions	26,457	-	26,457	-
Mortgage-backed securities and collateralized mortgage obligations - residential	518,776	-	518,776	-
Corporate bonds	26,529	-	26,529	-
Small Business Administration-guaranteed participation securities	76,562	-	76,562
Other securities	660	10	650	-
Total securities available-for-sale	$912,092	10	912,082	-

	Fair Value Measurements at
	December 31, 2011 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Securities available-for sale:
U.S. government-sponsored enterprises	$563,459	-	563,459	-
State and political subdivisions	43,968	-	43,968	-
Mortgage-backed securities and collateralized mortgage obligations - residential	204,023	-	204,023	-
Corporate bonds	96,608	-	96,608	-
Other securities	660	10	650	-
Total securities available-for-sale	$908,718	10	908,708	-

There were no transfers between Level 1 and Level 2 in 2012 and 2011.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at
	December 31, 2012 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$8,705	-	-	8,705
Impaired Loans:
Commercial real estate	4,690	-	-	4,690
Real estate mortgage - 1 to 4 family:
First mortgages	5,421	-	-	5,421
Home Equity Loans	67	-	-	67
Home Equity Lines of Credit	581	-	-	581

Other real estate owned, which is carried at fair value less costs to sell, approximates $8.7 million at December 31, 2012 and consisted of $4.8 million of commercial real estate and $3.9 million of residential real estate properties. A valuation charge of $1.1 million is included in earnings for the year ended December 31, 2012.

Of the total impaired loans of $26.1 million at December 31, 2012, $10.8 million are collateral dependent and have had a chargeoff taken and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2012. Gross charge-offs related to commercial impaired loans were $2.5 million for the year ended December 31, 2012, while gross residential impaired loan charge-offs amounted to $1.7 million.

	Fair Value Measurements at
	December 31, 2011 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$5,265	-	-	5,265
Impaired Loans:
Commercial real estate	7,457	-	-	7,457
Real estate mortgage - 1 to 4 family:
First mortgages	1,732	-	-	1,732

Other real estate owned, which is carried at fair value less costs to sell, approximates $5.3 million at December 31, 2011 and consisted of $1.7 million of commercial real estate and $3.6 million of residential real estate properties. A valuation charge of $3.5 million is included in earnings for the year ended December 31, 2011.

Of the total impaired loans of $13.7 million at December 31, 2011, $9.2 million are collateral dependent and have had a chargeoff taken and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2011. Gross charge-offs related to commercial impaired loans were $1.1 million for the year ended December 31, 2011, while gross residential impaired loan charge-offs amounted to $1.4 million.

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2012 and 2011 are as follows:

(dollars in thousands)		Fair Value Measurements at
	Carrying	December 31, 2012 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$544,016	544,016	-	-	544,016
Securities available for sale	912,092	10	912,082	-	912,092
Held to maturity securities	143,426	-	151,126	-	151,126
Federal Reserve Bank and Federal Home Loan Bank stock	9,632	N/A	N/A	N/A	N/A
Net loans	2,636,806	-	-	2,771,705	2,771,705
Accrued interest receivable	11,752	-	4,114	7,638	11,752
Financial liabilities:
Demand deposits	300,544	300,544	-	-	300,544
Interest bearing deposits	3,503,649	2,426,170	1,079,663	-	3,505,833
Short-term borrowings	159,846	-	159,846	-	159,846
Accrued interest payable	449	103	346	-	449

	As of
(dollars in thousands)	December 31, 2011
	Carrying	Fair
	Value	Value
Financial assets:
Cash and cash equivalents	$532,943	532,943
Securities available for sale	908,718	908,718
Held to maturity securities	216,288	224,440
Federal Reserve Bank and Federal Home Loan Bank stock	9,004	N/A
Loans	2,472,586	2,590,803
Accrued interest receivable	13,952	13,952
Financial liabilities:
Demand deposits	267,776	267,776
Interest bearing deposits	3,468,197	3,474,558
Short-term borrowings	147,563	147,563
Accrued interest payable	762	762

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents

The carrying values of these financial instruments approximate fair values and are classified as level 1.

Federal Reserve Bank and Federal Home Loan Bank stock

It is not practical to determine the fair value of Federal Reserve Bank and Federal Home Loan Bank stock due to their restrictive nature.

Securities Held to Maturity

Similar to securities available for sale, the fair value of securities held to maturity are determined utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. The Company does not have any securities that would be designated as level 3.

Loans

The fair values of all loans are estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposit Liabilities

The fair values disclosed for noninterest bearing demand deposits, interest bearing checking accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the balance sheet date resulting in a level 1 classification.  The carrying value of all variable rate certificates of deposit approximates fair value resulting in a level 2 classification. The fair value of fixed rate certificates of deposit is estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered on certificates of similar size and remaining maturity resulting in a level 2 classification.

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 1, Level 2 or Level 3 classification consistent with the asset or liability that they are associated with.

Short-Term Borrowings and Other Financial Instruments

The fair value of all short-term borrowings, and other financial instruments approximates the carrying value resulting in a level 2 classification.

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

(14) Regulatory Capital Requirements

The Bank is subject to two overlapping sets of regulatory capital requirements, which require the Bank to maintain minimum levels of regulatory capital. Under the tangible, core/leverage and risk-based requirements in effect at December 31, 2012 and 2011, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

Federal banking regulations also establish a “prompt corrective action” capital framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.0% (based on total adjusted quarterly average assets), a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.  An institution is adequately capitalized if it has a leverage ratio of at least 4% (3% for the most highly rated institutions); a Tier 1 risk-based capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater.  An institution is “undercapitalized” if it does not achieve the ratios to be considered to be adequately captitalized.

The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

As of December 31, 2012 and 2011, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2012 and 2011, for Trustco Bank:

(dollars in thousands)	As of December 31, 2012		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$349,580	8.05%	5.00%	4.00%
Tier 1 risk-based capital	349,580	16.35	6.00	4.00
Total risk-based capital	376,565	17.62	10.00	8.00

(dollars in thousands)	As of December 31, 2011		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$335,759	7.90%	5.00%	4.00%
Tier 1 risk-based capital	335,759	15.75	6.00	4.00
Total risk-based capital	362,648	17.01	10.00	8.00

*Regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized

TrustCo is not currently subject to formal capital requirements; however, under the Dodd-Frank Act, it will become subject to Federal Reserve regulations requiring minimum capital requirements in July 2015.  The following is a summary of actual capital amounts and ratios as of December 31, 2012 and 2011 for TrustCo on a consolidated basis, with the calculations done on the same basis as for Trustco Bank.

(dollars in thousands)	As of December 31, 2012
	Amount	Ratio

Leverage capital	$356,687	8.21%
Tier 1 risk-based capital	356,687	16.68
Total risk-based capital	383,678	17.94

(dollars in thousands)	As of December 31, 2011
	Amount	Ratio

Leverage capital	$340,456	8.14%
Tier 1 risk-based capital	340,456	15.97
Total risk-based capital	367,382	17.23

(15) Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	Balance at	YTD	Balance at
	12/31/2011	Change	12/31/2012

Net unrealized holding gain (loss) on securities available for sale	$(1,018)	4,773	3,755
Net change in funded status of pension and postretirement benefit plans	(1,475)	(722)	(2,197)

Accumulated other comprehensive income (loss)	$(2,493)	4,051	1,558

	Balance at	YTD	Balance at
	12/31/2010	Change	12/31/2011

Net unrealized holding gain on securities available for sale	$(5,607)	4,589	(1,018)
Net change in funded status of pension and postretirement benefit plans	1,488	(2,963)	(1,475)

Accumulated other comprehensive income	$(4,119)	1,626	(2,493)

	Balance at	YTD	Balance at
	12/31/2009	Change	12/31/2010

Net unrealized holding gain on securities available for sale	$(1,800)	(3,807)	(5,607)
Net change in funded status of pension and postretirement benefit plans	518	970	1,488

Accumulated other comprehensive income	$(1,282)	(2,837)	(4,119)

(16) Common stock offering

On July 6, 2011, the Company completed a public offering of 15,640,000 shares of common stock, $1 par value per share.  The 15,640,000 shares included 2,040,000 additional shares of common stock as a result of the underwriters exercising their over-allotment option.  The common stock was sold at $4.60 per share. Net proceeds from the offering, after direct costs, were $67.6 million.

(17) Recent Accounting Pronouncements

Effective January 2012, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements (ASU 2011-03). ASU 2011-03 is intended to improve financial reporting of repurchase agreements and refocus the assessment of effective control on a transferor’s contractual rights and obligations rather than practical ability to perform those rights and obligations. The guidance in ASU 2011-03 was effective for the first interim or annual period beginning on or after December 15, 2011. The adoption of this update did not have a material impact on the consolidated financial statements.

Effective January 2012, the Company adopted ASU No. 2011-04, Amendments to Achieve Common Fair ValueMeasurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board (IASB) on fair value measurement. A variety of measures are included in the update intended to either clarify existing fair value measurement requirements, change particular principles requirements for measuring fair value or for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend to change the application of existing requirements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the consolidated financial statements.

Effective January 2012, the Company adopted ASU No. 2011-05, Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 is intended to increase the prominence of items reported in other comprehensive income and to facilitate convergence of accounting guidance in this area with that of the IASB. The amendments require that all nonowner changes in stockholders’ equity be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12). ASU 2011-12 defers the provisions of ASU 2011-05 that require the presentation of reclassification adjustments on the face of both the statement of income and statement of other comprehensive income. Amendments under ASU 2011-05 that were not deferred under ASU 2011-12 will be applied retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this update did not have a material impact on the consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). The amendments in ASU 2011-11 require the disclosure of information on offsetting and related arrangements for financial and derivative instruments to enable users of its financial statements to understand the effect of those arrangements on its financial position. Amendments under ASU 2011-11 will be applied retrospectively for fiscal years, and interim periods within those years, beginning after January 1, 2013. The Company is evaluating the effect, if any, adoption of ASU 2011-11 will have on its consolidated financial statements.

(18) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2012	2011	2010

Dividends and interest from subsidiaries	$24,475	19,635	14,128
Net gain on securities transactions	-	45	-
Income from other investments	-	1	3
Total income	24,475	19,681	14,131
Expense:
Operating supplies	105	86	81
Professional services	296	362	599
Miscellaneous expense	737	555	329
Total expense	1,138	1,003	1,009
Income before income taxes and subsidiaries' undistributed earnings	23,337	18,678	13,122
Income tax benefit	(364)	(174)	(343)
Income before subsidiaries' undistributed earnings	23,701	18,852	13,465
Equity in undistributed earnings of subsidiaries	13,833	14,235	15,856
Net income	$37,534	33,087	29,321

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2012	2011
Cash in subsidiary bank	$12,950	10,663
Investments in subsidiaries	351,704	333,822
Securities available for sale	10	10
Other assets	178	269
Total assets	364,842	344,764
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	6,044	6,248
Total liabilities	6,044	6,248
Shareholders' equity	358,798	338,516
Total liabilities and shareholders' equity	$364,842	344,764

Statements of Cash Flows

	Years Ended December 31,
	2012	2011	2010
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$37,534	33,087	29,321
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(13,833)	(14,235)	(15,856)
Stock based compensation expense	405	287	176
Net gain on securities transactions	-	(45)	-
Net change in other assets and accrued expenses	(158)	(232)	(310)
Total adjustments	(13,586)	(14,225)	(15,990)
Net cash provided by operating activities	23,948	18,862	13,331
Cash flows from investing activities:
Proceeds from sale of securities available for sale	-	372	-
Investment in bank subsidiary	-	(67,000)	-
Purchases of securities available for sale	-	(68)	-
Net cash provided by investing activities	-	(66,696)	-
Cash flows from financing activities:
Dividends paid	(24,574)	(21,320)	(19,447)
Net proceeds from common stock offering	-	67,578	-
Proceeds from sales of treasury stock	2,913	2,900	2,833

Net cash used in financing activities	(21,661)	49,158	(16,614)

Net (decrease) increase in cash and cash equivalents	2,287	1,324	(3,283)

Cash and cash equivalents at beginning of year	10,663	9,339	12,622

Cash and cash equivalents at end of year	$12,950	10,663	9,339

Branch Locations

New York		Exit 8/Crescent Rd. Office
	Brunswick Office	1532 Crescent Rd.
Airmont Office	740 Hoosick Rd.	Clifton Park, NY
327 Route 59 East	Troy, NY	Telephone: (518) 383-0039
Airmont, NY	Telephone: (518) 272-0213
Telephone: (845) 357-2435		Exit 11 Office
	Central Ave. Office	43 Round Lake Rd.
Altamont Ave. Office	40 Central Ave.	Ballston Lake, NY
1400 Altamont Ave.	Albany, NY	Telephone: (518) 899-1558
Schenectady, NY	Telephone: (518) 426-7291
Telephone: (518) 356-1317		Fishkill Office
	Chatham Office	1545 Route 52
Altamont Ave. West Office	193 Hudson Ave.	Fishkill, NY
1900 Altamont Ave.	Chatham, NY	Telephone: (845) 896-8260
Rotterdam, NY	Telephone: (518) 392-0031
Telephone: (518) 355-1900		Freemans Bridge Rd. Office
	Clifton Country Road Office	1 Sarnowski Dr.
Ardsley Office	7 Clifton Country Rd.	Glenville, NY
33-35 Center St.	Clifton Park, NY	Telephone: (518) 344-7510
Ardsley, NY	Telephone: (518) 371-5002
Telephone: (914) 693-3254		Glenmont Office
	Clifton Park Office	380 Route 9W
Ballston Spa Office	1018 Route 146	Glenmont, NY
235 Church Ave.	Clifton Park, NY	Telephone: (518) 449-2128
Ballston Spa, NY	Telephone: (518) 371-8451
Telephone: (518) 885-1561		Glens Falls Office
	Cobleskill Office	100 Glen St.
Balltown Road Office	104 Merchant Pl.	Glens Falls, NY
1475 Balltown Rd.	Cobleskill, NY	Telephone: (518) 798-8131
Niskayuna, NY	Telephone: (518) 254-0290
Telephone: (518) 377-2460		Greenwich Office
	Colonie Office	131 Main St.
Bedford Hills Office	1892 Central Ave.	Greenwich, NY
180 Harris Rd.	Colonie Plaza, Colonie, NY	Telephone: (518) 692-2233
Bedford Hills, NY	Telephone: (518) 456-0041
Telephone: (914) 666-6230		Guilderland Office
	Crestwood Plaza Office	3900 Carman Rd.
Brandywine Office	415 Whitehall Rd.	Schenectady, NY
1048 State St.	Albany, NY	Telephone: (518) 355-4890
Schenectady, NY	Telephone: (518) 482-0693
Telephone: (518) 346-4295		Halfmoon Office
	Delmar Office	Country Dollar Plaza
Briarcliff Manor Office	167 Delaware Ave.	Halfmoon, NY
75 North State Rd.	Delmar, NY	Telephone: (518) 371-0593
Briarcliff Manor, NY	Telephone: (518) 439-9941
Telephone: (914) 762-7133		Hartsdale Office
	East Greenbush Office	220 East Hartsdale Ave.
Bronxville Office	501 Columbia Tpk.	Hartsdale, NY
5-7 Park Pl.	Rensselaer, NY	Telephone: (914) 722-2640
Bronxville, NY	Telephone: (518) 479-7233
Telephone: (914) 771-4180		Highland Office
	Elmsford Office	3580 Route 9W
	100 Clearbrook Rd.	Highland, NY
	Elmsford, NY	Telephone: (845) 691-7023
Telephone: (914) 345-1808
Hoosick Falls Office
47 Main St.
Hoosick Falls, NY Telephone: (518) 686-5352

Hudson Office	Monroe Office	Poughkeepsie Office
507 Warren St.	791 Route 17M	2656 South Rd.
Hudson, NY	Monroe, NY	Poughkeepsie, NY
Telephone: (518) 828-9434	Telephone: (845) 782-1100	Telephone: (845) 485-6419

Hudson Falls Office	Mont Pleasant Office	Queensbury Office
3750 Burgoyne Ave.	959 Crane St.	118 Quaker Rd.
Hudson Falls, NY	Schenectady, NY	Suite 1
Telephone: (518) 747-0886	Telephone: (518) 346-1267	Queensbury, NY
Telephone: (518) 798-7226
Kingston Office	Mt. Kisco Office
1220 Ulster Ave.	222 East Main St.	Red Hook Office
Kingston, NY	Mt. Kisco, NY	4 Morgans Way
Telephone: (845) 336-5372	Telephone: (914) 666-2362	Red Hook, NY
Telephone: (845) 752-2224
Lake George Office	New City Office
4066 Route 9L	20 Squadron Blvd.	Rotterdam Office
Lake George, NY	New City, NY	Curry Road Shopping Center
Telephone: (518) 668-2352	Telephone: (845) 634-4571	Rotterdam, NY
Telephone: (518) 355-8330
Latham Office	New Scotland Office
1 Johnson Rd.	301 New Scotland Ave.	Rotterdam Square Office
Latham, NY	Albany, NY	93 West Campbell Rd.
Telephone: (518) 785-0761	Telephone: (518) 438-7838	Rotterdam, NY
Telephone: (518) 377-2393
Loudon Plaza Office	Newton Plaza Office
372 Northern Blvd.	602 New Loudon Rd.	Route 2 Office
Albany, NY	Latham, NY	201 Troy-Schenectady Rd.
Telephone: (518) 462-6668	Telephone: (518) 786-3687	Latham, NY
Telephone: (518) 785-7155
Madison Ave. Office	Niskayuna-Woodlawn Office
1084 Madison Ave.	3461 State St.	Route 7 Office
Albany, NY	Schenectady, NY	1156 Troy-Schenectady Rd.
Telephone: (518) 489-4711	Telephone: (518) 377-2264	Latham, NY
Telephone: (518) 785-4744
Malta 4 Corners Office	Northern Pines Road Office
2471 Route 9	649 Maple Ave.	Saratoga Office
Malta, NY	Saratoga Springs, NY	34 Congress St.
Telephone: (518) 899-1056	Telephone: (518) 583-2634	Saratoga Springs, NY
Telephone: (518) 587-3520
Mamaroneck Office	Nyack Office
180-190 East Boston Post Rd.	21 Route 59	Schaghticoke Office
Mamaroneck, NY	Nyack, NY	2 Main St.
Telephone: (914) 777-3023	Telephone: (845) 353-2035	Schaghticoke, NY
Telephone: (518) 753-6509
Mayfair Office	Peekskill Office
286 Saratoga Rd.	20 Welcher Ave.	Scotia Office
Glenville, NY	Peekskill, NY	123 Mohawk Ave.
Telephone: (518) 399-9121	Telephone: (914) 739-1839	Scotia, NY
Telephone: (518) 372-9416
Mechanicville Office	Pelham Office
9 Price Chopper Plaza	132 Fifth Ave.	Sheridan Plaza Office
Mechanicville, NY	Pelham, NY	1350 Gerling St.
Telephone: (518) 664-1059	Telephone: (914) 632-1983	Schenectady, NY
Telephone: (518) 377-8517
Milton Office	Pomona Office
2 Trieble Ave.	1581 Route 202	Slingerlands Office
Ballston Spa, NY	Pomona, NY	1569 New Scotland Rd.
Telephone: (518) 885-0498	Telephone: (845) 354-0176	Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office	Wappingers Falls Office	Bradenton Office
133 Saratoga Rd.	1490 Route 9	5858 Cortez Rd. West
Suite 1	Wappingers Falls, NY	Bradenton, FL
South Glens Falls, NY	Telephone: (845) 298-9315	Telephone: (941) 792-2604
Telephone: (518) 793-7668
	West Sand Lake Office	Colonial Drive Office
State Farm Road Office	3690 NY Route 43	4450 East Colonial Dr.
2050 Western Ave.	West Sand Lake, NY	Orlando, FL
Guilderland, NY	Telephone: (518) 674-3327	Telephone: (407) 895-6393
Telephone: (518) 452-6913
	Wilton Mall Office	Curry Ford Road Office
State St. Albany Office	Route 50	3020 Lamberton Blvd.
112 State St.	Saratoga Springs, NY	Orlando, FL
Albany, NY	Telephone: (518) 583-1716	Telephone: (407) 277-9663
Telephone: (518) 436-9043
	Wolf Road Office	Curry Ford West Office
State St. Schenectady Office	34 Wolf Rd.	2838 Curry Ford Rd.
320 State St.	Albany, NY	Orlando, FL
Schenectady, NY	Telephone: (518) 458-7761	Telephone: (407) 893-9878
Telephone: (518) 381-3831
	Wynantskill Office	Davenport Office
Stuyvesant Plaza Office	134-136 Main St.	2300 Deer Creek Commons Ln.
Western Ave. at Fuller Rd.	Wynantskill, NY	Suite 600
Albany, NY	Telephone: (518) 286-2674	Davenport, FL
Telephone: (518) 489-2616		Telephone: (863) 424-9493
Florida
Tanners Main Office		Dean Road Office
345 Main St.	Alafaya Woods Office	3920 Dean Rd.
Catskill, NY	1500 Alafaya Trl.	Orlando, FL
Telephone: (518) 943-2500	Oviedo, FL	Telephone: (407) 657-8001
Telephone: (407) 359-5991
Tanners West Office		Downtown Orlando Office
238 West Bridge St.	Aloma Office	415 East Pine St.
Catskill, NY	4070 Aloma Ave.	Orlando, FL
Telephone: (518) 943-5090	Winter Park, FL	Telephone: (407) 422-7129
Telephone: (407) 677-1969
Troy Office		East Colonial Office
5th Ave. and State St.	Apollo Beach Office	12901 East Colonial Dr.
Troy, NY	205 Apollo Beach Blvd.	Orlando, FL
Telephone: (518) 274-5420	Apollo Beach, FL	Telephone: (407) 275-3075
Telephone: (813) 649-0460
Union Street East Office		Englewood Office
1700 Union St.	Apopka Office	2930 South McCall Rd.
Schenectady, NY	1134 North Rock Springs Rd.	Englewood, FL
Telephone: (518) 382-7511	Apopka, FL	Telephone: (941) 460-0601
Telephone: (407) 464-7373
Upper Union Street Office		Gateway Commons Office
1620 Union St.	Avalon Park Office	1525 East Osceola Pkwy.
Schenectady, NY	3662 Avalon Park East Blvd.	Suite 120
Telephone: (518) 374-4056	Orlando, FL	Kissimmee, FL
	Telephone: (407) 380-2264	Telephone: (407) 932-0398
Ushers Road Office
308 Ushers Rd.	BeeLine Center Office	Goldenrod Office
Ballston Lake, NY	10249 South John Young Pkwy.	7803 East Colonial Rd.
Telephone: (518) 877-8069	Suite 101	Suite 107
	Orlando, FL	Orlando, FL
Valatie Office	Telephone: (407) 240-0945	Telephone: (407) 207-3773
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Juno Beach Office	Osprey Office	Windermere Office
14051 US Highway 1	1300 South Tamiami Trl.	2899 Maguire Rd.
Juno Beach, FL	Osprey, FL	Windermere, FL
Telephone: (561) 630-4521	Telephone: (941) 918-9380	Telephone: (407) 654-0498

Lady Lake Office	Oviedo Office	Winter Garden Office
873 North US Highway 27/441	1875 West County Rd. 419	16118 Marsh Rd.
Lady Lake, FL	Suite 600	Winter Garden, FL
Telephone: (352) 205-8893	Oviedo, FL	Telephone: (407) 654-4609
Telephone: (407) 365-1145
Lake Mary Office		Winter Haven Office
350 West Lake Mary Blvd.	Pleasant Hill Commons Office	7476 Cypress Gardens Blvd. Southeast
Sanford, FL	3307 South Orange Blossom Trl.	Winter Haven, FL
Telephone: (407) 330-7106	Kissimmee, FL	Telephone: (863) 326-1918
Telephone: (407) 846-8866
Lake Square Office		Winter Springs Office
10105 Route 441	Port Orange Office	851 East State Route 434
Leesburg, FL	3751 Clyde Morris Blvd.	Winter Springs, FL
Telephone: (352) 323-8147	Port Orange, FL	Telephone: (407) 327-6064
Telephone: (386) 322-3730
Lee Road Office		Massachusetts
1084 Lee Rd.	Rinehart Road Office
Suite 11	1185 Rinehart Rd.	Allendale Office
Orlando, FL	Sanford, FL	5 Cheshire Rd.
Telephone: (407) 532-5211	Telephone: (407) 268-3720	Suite 18
Pittsfield, MA
Lee Vista Office	Sarasota Office	Telephone: (413) 236-8400
8288 Lee Vista Blvd.	2704 Bee Ridge Rd.
Suite E	Sarasota, FL	Great Barrington Office
Orlando, FL	Telephone: (941) 929-9451	326 Stockbridge Rd.
Telephone: (321) 235-5583		Great Barrington, MA
	South Clermont Office	Telephone: (413) 644-0054
Leesburg Office	16908 High Grove Blvd.
1330 Citizens Blvd.	Clermont, FL	Lee Office
Suite 101	Telephone: (352) 243-9511	43 Park St.
Leesburg, FL		Lee, MA
Telephone: (352) 365-1305	Sun City Center	Telephone: (413) 243-4300
4441 Sun City Center
Longwood Office	Sun City Center, FL	Pittsfield Office
1400 West State Rd. 434	Telephone: (813) 633-1468	1 Dan Fox Dr.
Longwood, FL		Pittsfield, MA
Telephone: (407) 339-3396	Sweetwater Office	Telephone: (413) 442-1330
671 North Hunt Club Rd.
Maitland Office	Longwood, FL	New Jersey
9400 US Route 17/92	Telephone: (407) 774-1347
Suite 1008		Northvale Office
Maitland, FL	Tuskawilla Road Office	220 Livingston St.
Telephone: (407) 332-6071	1295 Tuskawilla Rd.	Northvale, NJ
	Winter Springs, FL	Telephone: (201) 750-1501
Melbourne Office	Telephone: (407) 695-5558
2481 Croton Rd.		Ramsey Office
Melbourne, FL	Venice Office	385 North Franklin Tpk.
Telephone: (321) 752 0446	2057 South Tamiami Trl.	Ramsey, NJ
	Venice, FL	Telephone: (201) 934-1429
North Clermont Office	Telephone: (941) 496-9100
12302 Roper Blvd.		Vermont
Clermont, FL	Westwood Plaza Office
Telephone: (352) 243-2563	4942 West State Route 46	Bennington Office
	Suite 1050	215 North St.
Orange City Office	Sanford, FL	Bennington, VT
902 Saxon Blvd.	Telephone: (407) 321-4925	Telephone: (802) 447-4952
Suite 101
Orange City, FL
Telephone: (386) 775-1392

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND	Dennis A. De Gennaro, President
CHIEF EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Joseph A. Lucarelli, President
EXECUTIVE VICE PRESIDENT AND	Traditional Builders
CHIEF FINANCIAL OFFICER	Residential Construction
Robert T. Cushing	Thomas O. Maggs, President
Maggs & Associates
EXECUTIVE VICE PRESIDENT AND	Insurance Agency
CHIEF BANKING OFFICER	Anthony J. Marinello, M.D., Ph.D.
Scot R. Salvador	Physician Chairman, TrustCo Bank Corp NY
Robert A. McCormick
SECRETARY	Retired Chairman
Robert M. Leonard	TrustCo Bank Corp NY
Robert J. McCormick, President and
TREASURER	Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY
William D. Powers, Partner
ASSISTANT SECRETARIES	Powers & Co., LLC
Sharon J. Parvis	Consulting
Thomas M. Poitras	William J. Purdy, President
Welbourne & Purdy Realty, Inc.
Directors of TrustCo Bank Corp NY	Real Estate
are also Directors of Trustco Bank

HONORARY DIRECTORS

Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF EXECUTIVE OFFICER	BRANCH ADMINISTRATION	FACILITIES/ GENERAL SERVICES/ LENDING/
Robert J. McCormick	Senior Vice President/ Florida Regional President	PERSONNEL
	Eric W. Schreck	Senior Vice President
EXECUTIVE VICE PRESIDENT	Regional Administrators	Robert M. Leonard
AND CHIEF FINANCIAL OFFICER	Amy E. Anderson	Administrative Vice President
Robert T. Cushing	Takla A. Awad	Michael J. Lofrumento
	Carly K. Batista	Vice Presidents
EXECUTIVE VICE PRESIDENT	Brittney E. Benjamin	Patrick M. Canavan
AND CHIEF BANKING OFFICER	Wendy Javier	John R. George
Scot R. Salvador	Clint M. Mallard	Mary-Jean Riley
	Assistant Vice President	Michelle L. Simmonds
AUDITOR	Ajay D. Murthy	Assistant Vice President
Kenneth E. Hughes, Jr.		Paul R. Steenburgh
	COMPLIANCE	Officers
ACCOUNTING/FINANCE	Administrative Vice President	Daniel A. Centi
Administrative Vice President	Thomas M. Poitras	Bradley T. Delarm
Michael M. Ozimek	Assistant Vice President	Joseph N. Marley
Vice President	Jennifer L. Meadows
Daniel R. Saullo	Officer
Interest Rate Risk Vice President	James A.P. McCarthy, Esq.	James M. Poole
Kevin T. Timmons		Ryan J. Vandenburgh

	INFORMATION TECHNOLOGY	QUALITY CONTROL/TRAINING
	Director of Technology	Vice President
	Volney R. LaRowe	Sharon J. Parvis
Officer
	MARKETING	Joseph M. Rice
Officer
	Adam E. Roselan	FINANCIAL SERVICES
DEPARTMENT
	APPRAISALS/COLLECTIONS/	Administrative Vice President
	OPERATIONS	Patrick J. LaPorta, Esq.
	Senior Vice President	Vice President
	Kevin M. Curley	Michael J. Ewell
	Vice President	Assistant Vice President
	Michael V. Pitnell	Richard W. Provost
	Officers	Officers
	Lara Ann Gough	Nathan W. Crowder
	Stacy L. Marble	Kevin T. Smith

General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 23, 2013	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
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

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2012 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Senior Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 13,345 shareholders of record of TrustCo common stock as of February 25, 2013.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in SNL's coverage universe. The index included 458 companies as of February 25, 2013. A list of the component companies can be obtained by contacting TrustCo. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.