Form 10-K, Exhibit 13
period 2013-12-31
TRUSTCO BANK CORP N Y
filed 2014-03-07
CIK 357301

EXHIBIT 13

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank, operates 139 community banking offices and 148 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 29 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2013		2012	Percent Change
Income:
Net interest income (Taxable Equivalent)	$136,094		135,669	0.31%
Net Income	39,812		37,534	6.07
Per Share:
Basic earnings	0.422		0.400	5.50
Diluted earnings	0.422		0.400	5.50
Tangible book value	3.82		3.81	0.26
Average Balances:
Assets	4,422,393		4,332,793	2.07
Loans, net	2,771,663		2,572,983	7.72
Deposits	3,863,420		3,809,690	1.41
Shareholders' equity	356,979		350,680	1.80
Financial Ratios:
Return on average assets	0.90%		0.87	3.45
Return on average equity	11.15		10.70	4.21
Consolidated tier 1 capital to:
Total average assets (leverage)	8.27		8.21	0.73
Risk-adjusted assets	16.74		16.68	0.36
Total capital to risk-adjusted assets	18.00		17.94	0.33
Net loans charged off to average loans	0.26		0.50	(47.95)
Allowance for loan losses to nonperforming loans	1.10	x	0.91	20.88
Efficiency ratio	52.78%		52.28	(0.96)
Dividend Payout ratio	62.19		65.60	(5.20)

Per Share information of common stock

				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2013
First quarter	$0.097	0.097	0.0656	3.83	5.65	5.13
Second quarter	0.104	0.104	0.0656	3.69	5.74	5.14
Third quarter	0.109	0.109	0.0656	3.75	6.32	5.46
Fourth quarter	0.113	0.112	0.0656	3.82	7.67	5.85

2012
First quarter	$0.095	0.095	0.0656	3.68	5.92	5.15
Second quarter	0.097	0.097	0.0656	3.73	5.86	5.02
Third quarter	0.104	0.104	0.0656	3.81	5.91	5.37
Fourth quarter	0.104	0.104	0.0656	3.81	5.84	5.09

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Average Balances, Yields and Net Interest Margins	18

Glossary of Terms	36-38

Management’s Report on Internal Control Over Financial Reporting	39

Report of Independent Registered Public Accounting Firm	40

Consolidated Financial Statements and Notes	41-96

Branch Locations	97-101

Officers and Board of Directors	102-103

General Information	104

Share Price Information	105-106

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President’s Message

Dear fellow shareholders:

Our Bank had a very good year in 2013. We were able to produce solid operating results while continuing to grow and refine our operations.  Our profitability was up over 6% in 2013, to just under $40 million.  We finished the year strong with quarter-over-quarter results up 8.4%. We also had improvement in the quarter’s return on average assets and return on average equity to .94% and 11.78% respectively.

Our balance sheet showed impressive growth on the asset side. We grew about 4% driven by $224 million in loan portfolio growth. The mortgage portfolio saw the greatest benefit of this growth, but all loan categories were up.  Our total deposits grew by about $123 million. We continue to see the very positive shift in our deposit mix. We are less dependent on time accounts, with about $192 million growth in the average balance core categories.  We also improved our franchise value by growing average deposits per branch to $28.3 million at year end.

As shareholders you know we actively work at growing, improving and refining our branch network. This is important to our Company since unlike many of our competitors who have abandoned branches, we embrace them as our platform to conduct business. We opened only one new branch in 2013, but have more activity planned for 2014.

We are pleased our non-performing assets dropped over $9 million in 2013 to just over $52 million. Our net charge off’s also saw a significant drop. We had two successful bulk sales of hard-core long-term problem assets which we realized a gain on.  We continue to work our way through a bubble, and are finally seeing real positive results. Our asset quality ratios have all moved in the right direction in 2013.

Our low efficiency ratio has always been a hallmark at the Bank. We are careful about expense control and try to never miss an opportunity to improve our operations. We ended the year with an efficiency ratio in the low 50’s, world-class by any measure.

Our net interest margin ended the year with an uptick in the fourth quarter. Our philosophy has always included a very liquid balance sheet and a well-capitalized position.

Trustco Financial Services continues to expand adding additional clients and services. We began to offer annuities as an added investment option in 2013.They have been well received by our customers. Our Financial Services professionals welcome a meeting to discuss your estate and or financial planning needs.

Congratulations to Bob Leonard who was promoted to Executive Vice President in 2013. Bob has had a distinguished career at the Bank of over 27 years.  The Company greatly benefits from his tremendous experience and knowledge.

We mourn the passing of James Niland, a long-term former Officer in the Trust Department. I assure you he will be missed by his many friends and co-workers.

Our employees continue to volunteer many hours supporting local charitable organizations. Additionally, the Bank made over 250 charitable donations in 2013.  TrustCo is committed to our communities and to being a good corporate citizen.

The past 10 years have been both challenging and rewarding. As a team we have faced the Great Recession, a banking crisis, a real estate crash of epic proportion, a challenging rate environment, regulatory and legal challenges like we have never seen before, and a turbulent stock market.  As a team we have responded. We entered and expanded into new markets: New York, Massachusetts, Vermont, New Jersey, and most notably Florida.  We increased capital and stayed very liquid. We took no bailouts. We stayed profitable. We continued to pay a very healthy dividend. During the past 10 years, we have doubled our branch network, built a growth engine that will continue to prosper into the next generation. We enter 2014 with great optimism and strength. Our Company has a very bright future, continuing our pattern of sound profitable growth.

On behalf of our Board of Directors and employees, thank you for your support.

Sincerely,

Robert J. McCormick
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (“Company”, or “TrustCo”), during 2013 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2013 should be read in conjunction with this review. Reclassifications are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2013 despite continued softness in the economy and a generally challenging operating environment for banks. Among the key accomplishments for 2013, in management’s view:

•	Net income was up 6.1% to $39.8 million in 2013 versus 2012;
•	Average loans and average deposits were up $199 million and $54 million, respectively, for 2013 compared to the prior year;
•	The average balance of core deposits grew $192 million in 2013 compared to 2012:
•	Nonperforming assets declined $9.3 million or 15.1% to $52.1 million from year-end 2012 to year-end 2013;
•	At 53%, the efficiency ratio remained at an industry leading level, and;
•	The regulatory capital levels of both the Company and Trustco Bank remained strong at December 31, 2013.

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

Return on average equity was 11.15% in 2013 compared to 10.70% in 2012, while return on average assets was 0.90% in 2013 and 0.87% in 2012.

The economic and business environment remained mixed during 2013. Equity markets were generally very strong, with gains in equity indices including the Dow Jones Industrial Average (up 26.5%), the S&P 500 (up 29.6%) and the Russell 2000 index (up 37.0%). United States Treasuries saw significant price depreciation as yields moved higher during the second half of the year, with most other domestic fixed income securities seeing similar, though less pronounced, moves. Overseas markets experienced more mixed conditions during 2013, with modest improvements in some areas but with slower growth in other areas, including China. Despite gains in equity markets and some modest improvements in parts of the economy, the underlying economy of the United States continued to face many significant challenges, with key measures of the health of the economy remaining at troubled levels and progress coming slowly. High unemployment levels and stagnant real estate values in parts of the country are prime examples of the major issues that overhang the economy, although some geographic areas have seen significant improvement in these areas. The residential mortgage market is still in somewhat of a state of flux as reform of entities such as the Federal National Mortgage Association (FNMA) and Government National Mortgage Association (GNMA) remains an open issue and regulatory changes have caused some significant operating changes for lenders.  The unprecedented intervention by governments in markets and attempts to stimulate the economy have led to very large fiscal deficits for the United States and other nations, which may have long term consequences. The sharp easing of monetary policy during 2007-2008 and some of the market interventions have yet to be unwound, while some of these programs have actually grown. Finally, the impact of regulatory changes that have been enacted has only partly been felt at this point, and we expect that these changes will continue to impact the banking industry going forward.  In recent months, the Federal Reserve has begun to scale down its quantitative easing program, although there is no current plan to unwind it.

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

Overview

Overall, 2013 was marked by growth in the two key drivers of the Company’s long-term performance, deposits and loans. Deposits ended 2013 at $3.93 billion, an increase of $122.9 million or 3.2% from the prior year end, and the loan portfolio grew to a total of $2.91 billion, an increase of $224.1 million or 8.3% over the 2012 year-end balance. The year-over-year increases in deposits and loans reflect the success the Company has had in attracting customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $39.8 million or $0.422 of diluted earnings per share for the year ended December 31, 2013, compared to $37.5 million or $0.400 of diluted earnings per share for the year ended December 31, 2012. This represents an increase of 6.1% in net income and 5.5% in diluted earnings per share between 2012 and 2013.

During 2013, the following had a significant effect on net income:

•	an increase of $776 thousand in net interest income from 2012 to 2013 as a result of 2.3% growth in average interest earning assets, partly offset by a 6 basis point decline in the net interest margin to 3.14%,
•	a decrease in the provision for loan losses from $12.0 million in 2012 to $7.0 million in 2013,
•	a decrease of $655 thousand in non-interest income (excluding net gain on sales of securities) in 2013 as compared to 2012,
•	the recognition of net gains on securities transactions of $1.6 million in 2013 compared to net securities gains of $2.2 million recorded in 2012,
•	a $1.0 million decline in advertising costs, and
•	an increase of $1.3 million in income tax expense from $22.4 million in 2012 to $23.7 million in 2013.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2013 and 2012, including:

•	return on average equity of 11.15% for 2013 and 10.70% for 2012, compared to medians of 8.72% in 2013 and 8.44% in 2012 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion, and
•	an efficiency ratio of 52.78% for 2013 and 52.28% for 2012, compared to the peer group levels of 63.62% in 2013 and 61.04% in 2012.

During 2013, TrustCo’s results were positively affected by the growth of low-cost core deposits. The low short-term rate environment prevailing throughout 2013 allowed the Company to reduce rates paid on its deposit products, particularly time deposits. A change in customer behavior also led to the shift of funds from higher yielding certificates of deposit accounts to lower yielding core accounts. This change may be due to customers’ desire to retain flexibility in case rates rise, in which case core deposits may decrease if customers move their accounts from TrustCo to seek higher yielding accounts elsewhere or shift into higher yielding accounts at TrustCo. This shift and the general decline in rates resulted in a lower cost of funds for the Company, which partly offset the diminished yields in its loans and securities portfolios. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities. The low rate environment that prevailed during the year resulted in maturing and called securities being reinvested at lower yields. The Federal Reserve Board’s (“FRB”) significant easing during 2007-2008 and other government attempts to reduce and restrain interest rates, along with the weak economy, were key drivers of the rate environment during 2013. The 2007-2008 easing included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2012 and 2013 and continues to be in place at this time. The FRB Federal Open Market Committee (“FOMC”) has begun to reduce its quantitative easing program, but affirmed in its January 29, 2014 press release that, “…a highly accommodative stance of monetary policy will remain appropriate for a considerable time after the asset purchase program ends and the economic recovery strengthens.”  Improved economic conditions could cause the FOMC to revise its position at any time.  Market rates generally stayed within a narrow range in the early part of 2013, but began to rise during the second half of the year.  The increases were more pronounced with maturities from five years and further out on the curve, creating a larger spread between long and short term rates.  On average, the spread between the 10 year Treasury and the 2 year Treasury was 204 basis point in 2013, compared to 153 basis points in 2012, and ended the year at a spread of 266 basis points.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits. The tables below illustrate the range of key interest rates during 2012 and 2013.

	2012
	3 Month Yield (%)	2 Year Yield (%)	5 Year Yield (%)	10 Year Yield (%)	10 Year - 2 Year Spread (%)

Beginning of Year	0.02	0.27	0.89	1.97	1.70
Peak	0.14	0.41	1.22	2.39	2.00
Trough	0.01	0.21	0.56	1.43	1.21
End of Year	0.05	0.25	0.72	1.78	1.53
Average	0.09	0.28	0.76	1.80	1.53

	2013
	3 Month Yield (%)	2 Year Yield (%)	5 Year Yield (%)	10 Year Yield (%)	10 Year - 2 Year Spread (%)

Beginning of Year	0.08	0.27	0.76	1.86	1.59
Peak	0.14	0.52	1.85	3.04	2.66
Trough	0.00	0.20	0.65	1.66	1.46
End of Year	0.07	0.38	1.75	3.04	2.66
Average	0.06	0.31	1.17	2.35	2.04

The decrease in the provision for loan losses from $12.0 million in 2012 to $7.0 million in 2013 positively affected net income. Net charge-offs decreased from $12.8 million in 2012 to $7.2 million in 2013. Nonperforming loans decreased from $52.7 million to $43.4 million and the nature of these loans changed in terms of both geographic location and, to a lesser degree, loan type. The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio, with reductions in both nonperforming loans (“NPLs”) and charge-offs, with a continuation of the trend towards particular improvements in the Florida market.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo added one new branch in 2013, bringing the total to 139 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010. Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both new markets as measured by deposit balances, and to a lesser extent, by loan balances. All new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Typically, new bank branches continue to grow for years after being opened. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The major expansion program has been completed and is expected to continue to reduce the rate of growth in non-interest expenses. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 98.0% of average total assets for 2013, compared to 97.8% for 2012.

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

As noted previously, the yield on longer term financial instruments, including the 10 year Treasury bond rate, generally trended up in the second half of 2013. The yield on the 10 year Treasury increased by 118 basis points from 1.86% at the beginning of 2013 to the year-end level of 3.04%. The rate on the 10 year Treasury bond and other long-term interest rates have a significant influence on the rates for new residential real estate loans. The FRB is also attempting to influence rates on mortgage loans by other means, including direct intervention in the mortgage-backed securities market, by purchasing these securities in an attempt to raise prices and reduce yields. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market rates also generally increase the value of retail deposits.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2013, while loan yields and deposit costs, as noted, declined through most of the year.

Earning Assets

Average earning assets during 2013 were $4.33 billion, which was an increase of $96.2 million from the prior year. This increase was the result of growth in the average balance of net loans of $198.7 million, a $67.3 million decrease in held-to-maturity securities, a $76.7 million decrease in securities available for sale, and a $40.6 million increase in Federal Funds sold and other short-term investments between 2012 and 2013. The increase in the loan portfolio is the result of an increase in real estate loans, primarily in the residential segment of the portfolio. This increase in real estate loans is a result of aggressive sales of this product throughout the TrustCo branch network, an effective marketing campaign, competitive rates and closing costs, and changes in competitive conditions.

Total average assets were $4.42 billion for 2013 and $4.33 billion for 2012.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2013	2012	Components of
				vs.	vs.	Total Earning Assets
	2013	2012	2011	2012	2011	2013	2012	2011
Loans, net	$2,771,663	2,572,983	2,423,337	198,680	149,646	63.9%	60.7	60.7

Securities available for sale:
U.S. government sponsored enterprises	221,028	568,425	667,037	(347,397)	(98,612)	5.1	13.4	16.7
State and political subdivisions	12,845	35,435	58,725	(22,590)	(23,290)	0.3	0.8	1.5
Mortgage-backed securities and collateralized mortgage obligations-residential	545,487	334,616	112,504	210,871	222,112	12.6	7.9	2.8
Corporate bonds	46,049	68,182	108,513	(22,133)	(40,331)	1.1	1.6	2.7
Small Business Administration-guaranteed participation securities	109,913	15,707	-	94,206	15,707	2.5	0.4	0.0
Mortgage-backed securities and collateralized mortgage obligations-commercial	10,420	-	-	10,420	-	0.2	0.0	0.0
Other	625	660	703	(35)	(43)	0.0	0.0	0.0
Total securities available for sale	946,367	1,023,025	947,482	(76,658)	75,543	21.8	24.1	23.7

Held-to-maturity securities:
U.S. government sponsored enterprises	-	1,048	11,035	(1,048)	(9,987)	0.0	0.0	0.3
Mortgage-backed securities and collateralized mortgage obligations	90,360	131,092	114,296	(40,732)	16,796	2.1	3.2	2.9
Corporate bonds	14,011	39,570	56,253	(25,559)	(16,683)	0.3	0.9	1.4
Total held-to-maturity securities	104,371	171,710	181,584	(67,339)	(9,874)	2.4	4.1	4.6

Federal Reserve Bank and Federal Home Loan Bank stock	10,266	9,425	6,898	841	2,527	0.2	0.2	0.2
Federal funds sold and other short-term investments	502,136	461,495	432,631	40,641	28,864	11.6	10.9	10.8

Total earning assets	$4,334,803	$4,238,638	$3,991,932	96,165	246,706	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

Average loans increased $198.7 million during 2013 to $2.77 billion. Interest income on the loan portfolio decreased to $128.0 million in 2013 from $128.7 million in 2012. The average yield declined 38 basis points to 4.62% in 2013 compared to 2012.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2013		2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$202,038	6.9%	$198,750	7.4%	$227,302	9.0%
Real estate - construction	35,358	1.2	37,205	1.4	32,507	1.3
Real estate - mortgage	2,325,029	79.9	2,110,290	78.6	1,944,305	77.1
Home equity lines of credit	340,489	11.7	333,909	12.4	313,038	12.4
Installment loans	5,895	0.2	4,579	0.2	4,151	0.2

Total loans	2,908,809	100.0%	2,684,733	100.0%	2,521,303	100.0%
Less: Allowance for loan losses	47,714		47,927		48,717

Net loans (1)	$2,861,095		$2,636,806		$2,472,586

	Average Balances
	2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$193,065	7.0%	$209,323	8.1%	$242,256	10.0%	$261,621	11.3%	$281,254	12.8%
Real estate - construction	36,689	1.3	34,387	1.3	18,666	0.8	12,971	0.6	16,121	0.7
Real estate - mortgage	2,201,348	79.4	2,004,059	77.9	1,859,797	76.8	1,755,791	75.6	1,636,833	74.3
Home equity lines of credit	335,409	12.1	321,299	12.5	298,996	12.3	285,416	12.3	264,754	12.0
Installment loans	5,152	0.2	3,915	0.2	3,622	0.1	4,211	0.2	4,721	0.2

Total loans	2,771,663	100.0%	2,572,983	100.0%	2,423,337	100.0%	2,320,010	100.0%	2,203,683	100.0%

Less: Allowance for loan losses	48,452		49,148		46,210		40,846		36,521

Net loans (1)	$2,723,211		$2,523,835		$2,377,127		$2,279,164		$2,167,162

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders, including by highlighting the uniqueness of its loan products. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan decisions were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $2.00 billion in 2012 and $2.20 billion in 2013. Income on real estate loans increased to $104.6 million in 2013 from $104.0 million in 2012. The yield on the portfolio decreased from 5.16% for 2012 to 4.72% in 2013 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2013 were $2.33 billion compared to $2.11 billion at year-end 2012, an increase of $214.7 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

TrustCo does not make subprime loans or purchase investments collateralized by subprime loans. A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender or some combination of these. For instance, adjustable loans underwritten at initial low “teaser” rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime. TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.

Average commercial loans of $193.1 million in 2013 decreased by $16.3 million from $209.3 million in 2012. The average yield on the commercial loan portfolio decreased to 5.22% for 2013 from 5.42% in 2012 as a result of declining market rates. This resulted in interest income on commercial loans of $11.2 million in 2013 and $12.5 million in 2012.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Market conditions in the central Florida market area continued to improve during 2013.

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

TrustCo has a strong position in the home equity credit line product in its Capital Region market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2013, the average balance of home equity credit lines was $335.4 million, an increase from $321.3 million in 2012. The home equity credit line product has developed into a significant business line for many financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was 3.41% for 2013 and 3.60% in 2012. This is consistent with its prime rate index which has remained at 3.25% since December 16, 2008. This resulted in interest income on home equity credit lines of $11.5 million in 2013, compared to $11.6 million in 2012.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2013
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$87,674	62,247	52,117	202,038
Real estate construction	35,358	-	-	35,358

Total	123,032	62,247	52,117	237,396

Predetermined rates	43,197	62,247	52,117	157,561
Floating rates	79,835	-	-	79,835

Total	$123,032	62,247	52,117	237,396

At December 31, 2013 and 2012, the Company had approximately $35.4 million and $37.2 million of real estate construction loans. As of December 31, 2013, approximately $13.9 million are secured by first mortgages to residential borrowers while approximately $21.5 million were to commercial borrowers for residential constructions projects. Of the $37.2 million in real estate construction loans at December 31, 2012, approximately $16.4 million were secured by first mortgages to residential borrowers with the remaining $20.8 million were to commercial borrowers for residential construction projects. The vast majority of construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2013		2012		2011
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$200,531	198,829	262,063	263,108	562,588	563,459
State and political subdivisions	7,623	7,758	25,815	26,457	42,812	43,968
Mortgage backed securities and collateralized mortgage obligations-residential	552,230	532,449	515,322	518,776	202,103	204,023
Corporate bonds	10,429	10,471	26,312	26,529	102,248	96,608
Small Business Adminstration-guaranteed participation securities	111,383	103,029	75,674	76,562	-	-
Mortgage backed securities and collateralized mortgage obligations-commercial	10,965	10,558	-	-	-	-
Other	650	650	650	650	650	650
Total debt securities available for sale	893,811	863,744	905,836	912,082	910,401	908,708
Equity securities	10	10	10	10	10	10
Total securities available for sale	893,821	863,754	905,846	912,092	910,411	908,718
Held to maturity securities:
U. S. government sponsored enterprises	-	-	-	-	15,000	15,019
Mortgage backed securities and collateralized mortgage obligations-residential	76,270	78,876	108,471	114,195	141,857	149,538
Corporate bonds	9,945	11,429	34,955	36,931	59,431	59,883
Total held to maturity securities	86,215	90,305	143,426	151,126	216,288	224,440
Total investment securities	$980,036	954,059	1,049,272	1,063,218	1,126,699	1,133,158

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current unusually low interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States Government agencies or sponsored enterprises. During 2012 and 2013, the Company added Small Business Administration (“SBA”) guaranteed participation securities to the available for sale portfolio. These securities are Government guaranteed, offer better yields than agency securities and have more certainty in regard to final maturity than mortgage-backed securities (“MBS”). During 2013 there was a continued shift by the Company to invest more in MBS and less in agency securities as MBS offer a baseline cashflow as opposed to the callable agency securities the Bank has typically invested in that tend to result in extremely concentrated cashflows, which can expose the Bank to greater reinvestment risk. In addition, the expected yield on MBS is also typically higher for a given duration security than for a similar duration agency security.

Holdings of securities issued by states and political subdivisions have declined in recent years, reflecting management’s concern regarding the potential impact of economic conditions on the financial condition of the issuing entities. Similarly, corporate bond holdings have declined as the result of concern about economic conditions and the stability of some larger financial institutions in which the Bank had previously invested.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2013 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2013, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2013 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2013, the carrying value of securities available for sale amounted to $863.8 million, compared to $912.1 million at year end 2012. For 2013, the average balance of securities available for sale was $946.4 million with an average yield of 1.90%, compared to an average balance in 2012 of $1.02 billion with an average yield of 1.89%. The taxable equivalent income earned on the securities available for sale portfolio in 2013 was $18.0 million, compared to $19.4 million earned in 2012.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2013, the fair value of TrustCo’s portfolio of securities available for sale carried unrealized gains of approximately $467 thousand and unrealized losses of approximately $30.5 million. At December 31, 2012, the fair value of the company’s portfolio of securities available for sale carried unrealized gains of approximately $6.9 million and unrealized losses of approximately $657 thousand.  In both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2013 the Company held $86.2 million of held to maturity securities, compared to $143.4 million at December 31, 2012. For 2013, the average balance of held to maturity securities was $104.4 million, compared to $171.7 million in 2012. Cash flow from calls and maturities of these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth.  The average yield on held to maturity securities increased from 3.48% in 2012 to 3.52% in 2013 as the mix within the portfolio changed. Interest income on held to maturity securities declined from $6.0 million in 2012 to $3.7 million in 2013, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2013 was $90.3 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2013 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2013, the Company has the intent and ability to hold these securities until maturity.  Accordingly, at December 31, 2013, the Company did not consider any of the unrecognized losses to be other than temporary.

Securities Gains & Losses: During 2013, TrustCo recognized approximately $1.6 million of net gains from securities transactions, compared to net gains of $2.2 million in 2012 and $1.4 million in 2011.  There were no sales of held to maturity securities in 2013, 2012 and 2011.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2013
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total

Securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$785	199,746	-	-	200,531
Fair Value	807	198,022	-	-	198,829
Weighted average yield	1.10%	1.19	-	-	1.19
State and political subdivisions
Amortized cost	$7	381	4,930	2,305	7,623
Fair Value	6	381	5,033	2,338	7,758
Weighted average yield	5.39%	5.72	4.36	4.35	4.43
Mortgage-backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	158,787	393,443	-	552,230
Fair Value	-	156,674	375,775	-	532,449
Weighted average yield	-%	2.37	2.23	-	2.27
Corporate bonds
Amortized cost	$10,429	-	-	-	10,429
Fair Value	10,471	-	-	-	10,471
Weighted average yield	2.97%	-	-	-	2.17
Small Business Administration-
guaranteed participation securities
Amortized cost	$-	-	111,383	-	111,383
Fair Value	-	-	103,029	-	103,029
Weighted average yield	-%	-	2.03	-	2.03
Mortgage-backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	-	10,965	-	10,965
Fair Value	-	-	10,558	-	10,558
Weighted average yield	-%	-	1.39	-	1.39
Other
Amortized cost	$-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.49	-	-	2.49
Total securities available for sale
Amortized cost	$11,221	359,564	520,721	2,305	893,811
Fair Value	11,284	355,727	494,395	2,338	863,744
Weighted average yield	2.84%	1.72	2.19	4.35	2.01

Held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations
Amortized cost	$-	76,270	-	-	76,270
Fair Value	-	78,876	-	-	78,876
Weighted average yield	-%	3.90	-	-	3.90
Corporate bonds
Amortized cost	$-	9,945	-	-	9,945
Fair Value	-	11,429	-	-	11,429
Weighted average yield	-%	6.17	-	-	6.17
Total held to maturity securities
Amortized cost	$-	86,215	-	-	86,215
Fair Value	-	90,305	-	-	90,305
Weighted average yield	-%	4.16	-	-	4.16

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. During the early part of 2013 and during most of 2012, the level of securities called was elevated due to the volatile interest rate environment.  The rising interest rate environment in the second half of 2013 has reduced the probability of future calls. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2013. Mortgage-backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2013 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2013
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$11,221	$11,284	216,681	215,093
1 to 5 years	359,564	355,727	160,928	158,831
5 to 10 years	520,721	494,395	516,176	489,794
After 10 years	2,305	2,338	26	26
Total debt securities available for sale	$893,811	863,744	893,811	863,744

Held to maturity securities:

(dollars in thousands)	As of December 31, 2013
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$-	-	-	-
1 to 5 years	86,215	90,305	86,215	90,305
5 to 10 years	-	-	-	-
Total held to maturity securities	$86,215	90,305	86,215	90,305

Federal Funds Sold and Other Short-term Investments

During 2013, the average balance of Federal Funds sold and other short-term investments was $502.1 million, an increase from $461.5 million in 2012. The average rate earned on these assets was 0.25% in both 2012 and 2013. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds rate set by the Federal Open Market Committee (FOMC) did not change during 2013. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $536.6 million for 2013, compared to $488.2 million at year end 2012. Yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investments despite the low return on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2013 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were $3.86 billion in 2013, compared to $3.81 billion in 2012, an increase of $53.7 million. Increases in deposit categories included: demand deposits up $24.3 million, interest-bearing checking deposits up $63.5 million, savings up $103.5 million and money market up $872 thousand, partly offset by a decline of $111.9 million in time deposits under $100 thousand, and a decline of $26.5 million in time deposits over $100 thousand. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2013	2012	Components of
				vs.	vs.	Total Funding
	2013	2012	2011	2012	2011	2013	2012	2011
Demand deposits	$302,437	278,179	255,327	24,258	22,852	7.5%	7.0	6.8
Retail deposits
Savings	1,218,655	1,115,151	889,773	103,504	225,378	30.1	28.1	23.6
Time deposits under $100 thousand	721,498	833,358	945,761	(111,860)	(112,403)	17.8	21.0	25.1
Interest bearing checking accounts	578,531	515,062	456,397	63,469	58,665	14.3	13.0	12.1
Money market deposits	650,324	649,452	632,786	872	16,666	16.1	16.4	16.8
Total retail deposits	3,169,008	3,113,023	2,924,717	55,985	188,306	78.4	78.5	77.6
Total core deposits	3,471,445	3,391,202	3,180,044	80,243	211,158	85.8	85.5	84.4
Time deposits over $100 thousand	391,975	418,488	457,551	(26,513)	(39,063)	9.7	10.6	12.1
Short-term borrowings	180,275	152,982	133,803	27,293	19,179	4.5	3.9	3.5
Total purchased liabilities	572,250	571,470	591,354	780	(19,884)	14.2	14.5	15.6
Total sources of funding	$4,043,695	3,962,672	3,771,398	81,023	191,274	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2013			2012				2011
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$2,771,663	127,974	4.62%	$2,572,983	128,663	5.00%	$2,423,337	129,271	5.33%

Securities available for sale:
U.S. government sponsored enterprises	221,028	2,600	1.18	568,425	8,097	1.42	667,037	12,998	1.95
State and political subdivisions	12,845	862	6.71	35,435	2,012	5.68	58,725	3,625	6.17
Mortgage backed securities and collateralized mortgage obligations-residential	545,487	11,385	2.09	334,616	6,697	2.00	112,504	3,091	2.75
Corporate bonds	46,049	812	1.76	68,182	2,231	3.27	108,513	4,059	3.74
Small Business Administration-guaranteed participation securities	109,913	2,180	1.98	15,707	319	2.03	-	-	-
Mortgage backed securities and collateralized mortgage obligations-commercial	10,420	144	1.38	-	-	-	-	-	-
Other	625	17	2.72	660	19	2.88	703	20	2.84
Total securities available for sale	946,367	18,000	1.90	1,023,025	19,375	1.89	947,482	23,793	2.51
Held to maturity securities:
U.S. government sponsored enterprises	-	-	-	1,048	25	2.43	11,035	261	2.36
Mortgage backed securities and collateralized mortgage obligations-residential	90,360	2,840	3.14	131,092	4,287	3.27	114,296	4,765	4.17
Corporate bonds	14,011	833	5.95	39,570	1,666	4.21	56,253	2,465	4.38
Total held to maturity securities	104,371	3,673	3.52	171,710	5,978	3.48	181,584	7,491	4.13
Federal Reserve Bank and Federal Home Loan Bank stock	10,266	490	4.77	9,425	486	5.16	6,898	304	4.41
Federal funds sold and other short-term investments	502,136	1,240	0.25	461,495	1,142	0.25	432,631	1,102	0.25
Total interest earning assets	4,334,803	151,377	3.49%	4,238,638	155,644	3.67%	3,991,932	161,961	4.06%
Allowance for loan losses	(48,452)			(49,148)			(46,210)
Cash and noninterest earning assets	136,042			143,303			144,068
Total assets	$4,422,393			$4,332,793			$4,089,790
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$578,531	329	0.06%	$515,062	315	0.06%	$456,397	285	0.06%
Savings	1,218,655	3,333	0.27	1,115,151	3,872	0.35	889,773	3,788	0.43
Time deposits and money markets	1,763,797	10,138	0.57	1,901,298	14,313	0.75	2,036,098	20,597	1.01
Total interest bearing deposits	3,560,983	13,800	0.39	3,531,511	18,500	0.52	3,382,268	24,670	0.73
Short-term borrowings	180,275	1,483	0.82	152,982	1,475	0.96	133,803	1,574	1.18
Total interest bearing liabilities	3,741,258	15,283	0.41%	3,684,493	19,975	0.54%	3,516,071	26,244	0.75%
Demand deposits	302,437			278,179			255,327
Other liabilities	21,719			19,441			18,653
Shareholders' equity	356,979			350,680			299,739
Total liabilities and shareholders' equity	$4,422,393			$4,332,793			$4,089,790
Net interest income		136,094			135,669			135,717
Taxable equivalent adjustment		(330)			(681)			(1,213)
Net interest income		135,764			134,988			134,504
Net interest spread			3.08%			3.13%			3.31%
Net interest margin (net interest income to total interest earnings assets)			3.14			3.20			3.40

Portions of income earned on certain commercial loans, U.S. government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2013, 2012, and 2011. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders’ equity is ($8.1) million, $3.1 million, and ($1.3) million in 2013, 2012, and 2011, respectively, of net unrealized (depreciation) appreciation, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (depreciation) appreciation has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.39% in 2013 compared to 0.52% in 2012. The increase in the average balance of interest bearing deposits, was more than offset by the 13 basis point decrease in the average cost, which resulted in a decrease of approximately $4.7 million in interest expense on deposits to $13.8 million in 2013.

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

Other funding sources: The Company had $180.3 million of average short-term borrowings outstanding during 2013 compared to $153.0 million in 2012. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.82% in 2013 and 0.96% in 2012. This resulted in interest expense of approximately $1.5 million in both 2013 and 2012.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2013	2012	2011	2010	2009
Individuals, Partnerships and corporations	$3,847,392	3,791,616	3,621,718	3,387,976	3,175,136
U.S. Government	-	-	3	5	2
States and political subdivisions	1,826	1,748	1,584	894	1,036
Other (certified and official checks, etc.)	14,202	16,326	14,290	14,705	16,941
Total average deposits by type of depositor	$3,863,420	3,809,690	3,637,595	3,403,580	3,193,115

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)

As of December 31, 2013

Under 3 months	$95,039
3 to 6 months	119,055
6 to 12 months	120,362
Over 12 months	84,845

Total	$419,301

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2013 vs. 2012			2012 vs. 2011
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$98	98	-	$40	40	-
Securities available for sale:
Taxable	(225)	1,424	(1,649)	(2,805)	1,715	(4,520)
Tax-exempt	(1,150)	(1,464)	314	(1,613)	(1,344)	(269)
Total securities available for sale	(1,375)	(40)	(1,335)	(4,418)	371	(4,789)
Held to maturity securities (taxable)	(2,305)	(2,644)	339	(1,513)	(311)	(1,202)
Federal Reserve Bank and Federal Home Loan Bank stock	4	42	(38)	182	124	58
Loans, net	(689)	9,706	(10,395)	(608)	7,485	(8,093)
Total interest income	(4,267)	7,162	(11,429)	(6,317)	7,709	(14,026)

Interest expense:
Interest bearing checking accounts	14	14	-	30	30	-
Savings	(539)	360	(899)	84	869	(785)
Time deposits and money markets	(4,175)	(1,124)	(3,051)	(6,284)	(1,490)	(4,794)
Short-term borrowings	8	240	(232)	(99)	213	(312)
Total interest expense	(4,692)	(510)	(4,182)	(6,269)	(378)	(5,891)
Net interest income (TE)	$425	7,672	(7,247)	$(48)	8,087	(8,135)

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

The dividend payout ratio was 62.2% of net income in 2013 and 65.6% of net income in 2012. The per share dividend paid in both 2012 and 2013 was $0.2625. The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements. The Office of the Comptroller of the Currency, the Bank’s primary regulator, may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution. During 2014, the Bank could declare dividends of approximately $30.2 million plus any 2014 net profits retained to the date of the dividend declaration.

TrustCo’s Tier 1 capital was 16.74% of risk-adjusted assets at December 31, 2013, and 16.68% of risk-adjusted assets at December 31, 2012. Tier 1 capital to assets (leverage ratio) at December 31, 2013 was 8.27%, as compared to 8.21% at year-end 2012.

At December 31, 2013 and 2012, Trustco Bank met its regulator’s definition of a well capitalized institution.

In July 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other matters, the rule establishes a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increases the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changes the risk-weightings of certain assets, creates an additional capital conservation buffer over the required capital ratios and changes what qualifies as capital for purposes of meeting the various capital requirements. The implementation of the new rule will begin for TrustCo and Trustco Bank on January 1, 2015.  As of December 31, 2013, the capital levels of both TrustCo and the Bank exceeded the revised minimums.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 11,469 participants.  During 2013, $2.9 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRP also allows for additional purchases by participants and has a discount feature that can be activated by management as a tool to raise capital.  To date, the discount feature has not been utilized.

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

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. In addition, the Company utilizes an internal loan review function to evaluate management’s loan grading of non-homogeneous loans.  Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management’s ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks that they sell Federal Funds to and monitors the credit rating and capital levels of those institutions. At December 31, 2013 all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. The Company also monitors the ratings on its investment securities.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, troubled debt restructurings (TDRs), loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2013 and 2012 totaled $52.1 million and $61.4 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 1.49% in 2013 and 1.96% in 2012. As of December 31, 2013 and December 31, 2012, there were $15.1 million and $15.8 million of loans in non-accruing status that were less than 90 days past due.  During 2013 two sales totaling approximately $2.5 million of nonperforming assets were completed at a gain of $314 thousand.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2013		2012	2011	2010	2009
Loans in nonaccrual status	$43,227		52,446	48,466	48,478	45,632
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	166		231	312	336	400
Total nonperforming loans (1)	43,393		52,677	48,778	48,814	46,032
Foreclosed real estate	8,729		8,705	5,265	7,416	9,019
Total nonperforming assets	$52,122		61,382	54,043	56,230	55,051
Allowance for loan losses	$47,714		47,927	48,717	41,911	37,591
Allowance coverage of nonperforming loans	1.10	x	0.91	1.00	0.86	0.82
Nonperforming loans as a % of total loans	1.49%		1.96	1.93	2.07	2.02
Nonperforming assets as a % of total assets	1.15		1.41	1.27	1.42	1.50

(1)	As of December 31, 2013 and 2012, the Company also had $8.6 million and $6.0 million, respectively, of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank. Under guidance issued by the Office of the Comptroller of the Currency (OCC) in the third quarter of 2012, these loans are deemed to be troubled debt restructurings (TDR’s), and as such have been included in the impaired loan disclosures. For the periods prior to the OCC guidance, these loans were not considered to be TDR’s.

At December 31, 2013, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $43.2 million, $36.2 million were residential real estate loans and $7.0 million were commercial loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2013, 84.9% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn but to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 15.1% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the last two years. At December 31, 2013, 11.8% of nonaccrual loans were in Florida, with the balance in the Company’s New York area markets.  The Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio. At December 31, 2013 nonperforming Florida loans amounted to $5.1 million compared to $10.5 million at December 31, 2012. The improvement in Florida nonaccrual levels reflects somewhat improved conditions in that market during 2013 compared to recent years and the move of some assets to foreclosed real estate.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (“TDR”), as impaired loans.

There were $8.1 million of commercial loans classified as impaired as of December 31, 2013 and $9.3 million as of December 31, 2012. In addition, there were $21.3 million and $16.7 million of residential TDR’s classified as impaired at December 31, 2013 and 2012, respectively.  Generally, residential TDR’s involve the borrower filing for bankruptcy protection.  The average balances of all impaired loans were $26.7 million during 2013, $19.4 million in 2012 and $14.0 million in 2011. The 2012 and 2013 increase in the average level of impaired loans is primarily the result of updated guidance from the Office of the Comptroller of the Currency (OCC) with respect to the identification of troubled debt restructurings, as detailed in Note 4 to the financial statements.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2013, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

At year end 2013 there was $8.7 million of foreclosed real estate, the same as the prior year. Although the length of time to complete a foreclosure has remained elevated in recent years, because TrustCo is a portfolio lender it has not encountered issues such as lost notes and other documents, which have become a significant problem in the foreclosure process for many other mortgagees.

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

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2013 and 2012 were $7.2 million and $12.8 million, respectively. The decrease in net charge-offs was primarily the result of lower charge-offs in both the residential and commercial segments of the portfolio in the Company’s Florida market, with smaller improvements in the New York market. New York commercial and residential charge-offs were down $235 thousand and $347 thousand, respectively, while Florida commercial and residential gross charge-offs were down $1.1 millon and $2.9 million, respectively, from 2012 to 2013. The changes in gross and net charge-offs in these categories reflected economic and market changes. Net charge-offs associated with properties in the Florida region were 3.4% and 38.9% of the total for 2013 and 2012, respectively, which is consistent with the improvements in the real estate market in that region over that period of time. During 2013, 90.2% of net charge-offs were on residential real estate loans, 9.0% were on commercial loans and 0.8% were on installment loans, compared to a mix of 18.5% commercial, 80.8% real estate (including home equity products) and 0.7% installment in 2012. Included in the net numbers cited above were recoveries of $1.6 million in 2013 and $689 thousand in 2012. The Company recorded a $7.0 million provision for loan losses in 2013 compared to $12.0 million in 2012. The decrease in the provision for loan losses in 2013 was primarily related to declining NPLs and charge-offs and generally improving conditions in Florida, where loss severity was particularly high in recent years.

The allowance for loan losses decreased from $47.9 million at December 31, 2012, or 1.79% of total loans at that date, to $47.7 million at December 31, 2013, or 1.64% of total loans at that date.

In 2013, the Company experienced another year of significant loan growth, originated using the Bank’s underwriting decision making. The $224.1 million of growth in the Company’s gross loan portfolio from December 31, 2012 to December 31, 2013 came throughout its marketing territories.

Management believes that the allowance for loan losses is adequate at December 31, 2013 and 2012. The decrease in the level of allowance for loan losses relative to total loans at December 31, 2013, as compared to 2012, is due to the growth in the portfolio, positive trends in asset quality and the general improvement in economic conditions throughout the Company’s market areas.

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

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2013	2012	2011	2010	2009
Amount of loans outstanding at end of year (less unearned income)	$2,908,809	2,684,733	2,521,303	2,355,265	2,281,536
Average loans outstanding during year (less average unearned income)	2,771,663	2,572,983	2,423,337	2,320,010	2,203,683
Balance of allowance at beginning of year	47,927	48,717	41,911	37,591	36,149
Loans charged off:
Commercial and commercial real estate	1,172	2,499	1,171	5,081	1,850
Real estate mortgage - 1 to 4 family	7,592	10,839	11,305	14,632	8,997
Installment	74	141	82	155	166
Total	8,838	13,479	12,558	19,868	11,013

Recoveries of loans previously charged off:
Commercial and commercial real estate	519	138	59	103	259
Real estate mortgage - 1 to 4 family	1,089	502	511	789	831
Installment	17	49	44	96	55
Total	1,625	689	614	988	1,145
Net loans charged off	7,213	12,790	11,944	18,880	9,868
Provision for loan losses	7,000	12,000	18,750	23,200	11,310
Balance of allowance at end of year	$47,714	47,927	48,717	41,911	37,591
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.26%	0.50	0.49	0.81	0.45
Allowance as a percent of loans outstanding at end of year	1.64	1.79	1.93	1.78	1.65

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

	As of		As of
	December 31, 2013		December 31, 2012
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$3,667	6.95%	$3,399	7.40%
Real estate - construction	585	1.22	667	1.39
Real estate mortgage - 1 to 4 family	36,678	79.92	36,789	78.60
Home equity lines of credit	6,686	11.71	6,985	12.44
Installment Loans	98	0.20	87	0.17
	$47,714	100.00%	$47,927	100.00%

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

The Company uses an industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this model, the fair values of capital projections as of December 31, 2013 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2013. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp, 200 bp, 300 bp and 400 bp or to decrease by 100 bp.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2013	Fair value of Assets
+400 BP	19.03%
+300 BP	20.37
+200 BP	21.59
+100 BP	22.42
Current rates	23.22
-100 BP	20.84

At December 31, 2013 the Company’s Tier 1 capital to assets ratio was 8.27%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 23.22% of the fair value of assets whereas the current Tier 1 capital to assets ratio was 8.27% at December 31, 2013, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2013. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive in three of the four separate time buckets, and also cumulatively. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2013
	Repricing in:
	0-90	91-365	1-5	Over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$1,121,809	495,299	1,807,848	970,413	126,083	4,521,452
Cumulative total assets	$1,121,809	1,617,108	3,424,956	4,395,369	4,521,452
Total liabilities and shareholders' equity	$544,217	982,409	1,805,618	798,989	390,219	4,521,452
Cumulative total liabilities and shareholders' equity	$544,217	1,526,626	3,332,244	4,131,233	4,521,452
Cumulative interest sensitivity gap	$577,592	90,482	92,712	264,136
Cumulative gap as a % of interest earning assets for the period	51.5%	5.6%	2.7%	6.0%
Cumulative interest sensitive assets to liabilities	206.1%	105.9%	102.8%	106.4%

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of gap analysis, thus the table should be viewed as a rough framework in the evaluation of interest rate risk. Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability strategy.  The simulation model is better able to consider these aspects of the Bank’s exposure to potential rate changes and thus is viewed as the more important of the two methodologies.

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

The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives, such as borrowings from the Federal Home Loan Bank of New York, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $3.47 billion in 2013 and $3.39 billion in 2012. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2013, the average balance of purchased liabilities was $572.3 million, compared with $571.5 million in 2012.

The Bank also has a line of credit available with the Federal Home Loan Bank of New York. The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged. Pledgable assets include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Pledgeable securities have a maximum lendable value of 67% to 97%, depending on the security type, although the securities in the Bank’s investment portfolio generally have maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2013 there were no outstanding balances associated with this line of credit.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2013, TrustCo’s loan to deposit ratio was 74.1% compared to 70.6% at December 31, 2012, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 86.9% and 81.6%, respectively. In addition, at December 31, 2013 and 2012, the Company had cash and cash equivalents totaling $583.0 million and $544.0 million, respectively, as well as unpledged securities available for sale with a fair value of $546.7 million and $651.0 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2013 and 2012, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $430.3 million and $388.2 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $6.5 million and $5.6 million at December 31, 2013 and 2012, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on- balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2013 and 2012 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a relatively significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $19.8 million in 2013, $21.0 million in 2012 and $18.8 million in 2011. Included in the 2013 results are $1.6 million of net securities gains compared with net gains of $2.2 million in 2012 and $1.4 million in 2011. Excluding securities gains and losses, noninterest income was $18.1 million in 2013, $18.8 million in 2012 and $17.3 million in 2011.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.3 million in 2013, $5.8 million in 2012, and $5.1 million in 2011. Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2013, 2012 and 2011, fair value of assets under management by the Trustco Financial Services were approximately $839.6 million, $825.0 million and $783.8 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers were made in 2013 and prior years in terms of both the levels of fees as well as types of fees. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts.  During 2013 sales of nonperforming loans resulted in a gain of $314 thousand and are included in other noninterest income.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2013 vs. 2012
	2013	2012	2011	Amount	Percent
Trustco Financial Services income	$5,301	5,761	5,088	(460)	(8.0)%
Fees for services to customers	11,675	12,290	11,305	(615)	(5.0)
Net gain on securities transactions	1,622	2,161	1,428	(539)	(24.9)
Other	1,172	752	952	420	55.9
Total noninterest income	$19,770	20,964	18,773	(1,194)	(5.7)%

Noninterest expense: Noninterest expense was $85.0 million in 2013, compared with $84.0 million in 2012 and $82.1 million in 2011. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of similar sized banking institutions was 63.6% for 2013. TrustCo’s efficiency ratio was 52.8% in 2013, 52.3% in 2012 and 50.0% in 2011. Excluded from the efficiency ratio calculation were $1.6 million of securities gains in 2013 as well as $2.2 million of securities gains in 2012, and $1.4 million of securities gains in 2011. Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2013 vs. 2012
	2013	2012	2011	Amount	Percent
Salaries and employee benefits	$32,424	31,276	28,751	1,148	3.7%
Net occupancy expense	16,100	15,257	14,687	843	5.5
Equipment expense	6,381	6,073	5,652	308	5.1
Professional services	5,649	6,040	5,729	(391)	(6.5)
Outsourced services	5,125	5,122	5,100	3	0.1
Advertising expense	2,827	3,841	2,784	(1,014)	(26.4)
FDIC and other insurance	3,975	3,823	4,655	152	4.0
Other real estate expense, net	3,598	3,216	5,693	382	11.9
Other	8,926	9,329	9,091	(403)	(4.3)
Total noninterest expense	$85,005	83,977	82,142	1,028	1.2%

Salaries and employee benefits are the most significant component of noninterest expense. For 2013, these expenses amounted to $32.4 million, compared with $31.3 million in 2012, and $28.8 million in 2011. The increase in salaries and benefits was primarily due to higher benefit costs. The Company was able to reduce the full time equivalent headcount from 759 as of December 31, 2012 to 708 as of December 31, 2013. Net occupancy expense increased to $16.1 million in 2013, compared to $15.3 million in 2012 and $14.7 million in 2011. These changes primarily reflect the full impact of branches opened in the last several years as part of the Company’s expansion as well as increases in property taxes on owned and leased premises. Equipment expense was up $308 thousand to $6.4 million in 2013, compared to $6.1 million in 2012 and $5.7 million in 2011.

Professional services expense decreased to $5.6 million in 2013 compared to $6.0 million in 2012 and $5.7 million in 2011. The decrease in professional service expense is due primarily to active attempts to identify savings and somewhat fewer problem loans requiring legal representation. Outsourced service expense was $5.1 million in 2013, 2012 and 2011. Advertising expense was $2.8 million in 2013, $3.8 million in 2012 and $2.8 million in 2011. Higher costs in 2012 reflected intensified use of advertising and promotion to attract and grow customers, particularly with respect to residential mortgage products, with a return to more normalized levels in 2013.

FDIC and other insurance expense was $4.0 million in 2013, $3.8 million in 2012 and $4.7 million in 2011. The increase in 2013 reflect growth in the Company’s balance sheet while the decline in 2012 compared to 2011 reflected changes in the Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessment calculation beginning in the second quarter of 2011.

Other real estate expense increased to $3.6 million in 2013, as compared to $3.2 million in 2012 and $5.7 million in 2011. Included in ORE expense during 2013, 2012 and 2011 were write downs of properties included in ORE totaling $2.2 million, $1.1 million and $3.5 million, respectively. Real estate market conditions in the Company’s service areas, particularly Florida, have improved but remain challenging in some areas.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2013, TrustCo recognized income tax expense of $23.7 million, as compared to $22.4 million in 2012 and $19.3 million in 2011. The effective tax rates were 37.3%, 37.4% and 36.8% in 2013, 2012, and 2011, respectively. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to tax exempt income and the effect of state income taxes.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2013:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$6,860	12,788	11,698	42,429	73,775

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2018.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments are approximately $1.8 to $1.9 million per year through 2023. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2013 and 2012. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2013, 2012 and 2011 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2013 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 18 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Forward-Looking Statements

Statements included in this report and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo’s press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.  Forward-looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions.  TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•	TrustCo’s ability to continue to originate a significant volume of one- to four-family mortgage loans in its market areas;
•	TrustCo’s ability to continue to maintain noninterest expense and other overhead costs at reasonable levels relative to income;
•	the future earnings and capital levels of Trustco Bank and the continued non-objection by TrustCo’s and Trustco Bank’s primary federal banking regulators, to the extent required, to distribute capital from Trustco Bank to the Company, which could affect the ability of the Company to pay dividends;
•	TrustCo’s ability to make accurate assumptions and judgments regarding the credit risks associated with its lending and investing activities, including changes in the level and direction of loan delinquencies and charge-offs, changes in property values, and changes in estimates of the adequacy of the allowance for loan and lease losses;
•	the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations;
•	the perceived overall value of TrustCo’s products and services by users, including the features, pricing and quality compared to competitors’ products and services and the willingness of current and prospective customers to substitute competitors’ products and services for TrustCo’s products and services;
•	the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including
•	results of examinations of Trustco Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;
•	real estate and collateral values,
•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;
•	technological changes;
•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;
•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and
•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2013.

You should not rely upon forward-looking statements as predictions of future events. Although TrustCo believes that the expectations reflected in the forward-looking statements are reasonable,it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

(dollars in thousands, except per share data)
	2013					2012
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest income	$37,470	37,331	37,882	38,364	151,047	$39,293	39,301	38,757	37,612	154,963
Interest expense	3,865	3,791	3,779	3,848	15,283	5,909	5,435	4,599	4,032	19,975
Net interest income	33,605	33,540	34,103	34,516	135,764	33,384	33,866	34,158	33,580	134,988
Provision for loan losses	2,000	2,000	1,500	1,500	7,000	3,100	3,000	2,900	3,000	12,000
Net interest income after provison for loan losses	31,605	31,540	32,603	33,016	128,764	30,284	30,866	31,258	30,580	122,988
Noninterest income	4,592	5,916	4,414	4,848	19,770	5,010	4,577	5,217	6,160	20,964
Noninterest expense	21,557	21,869	20,688	20,891	85,005	21,136	21,049	20,643	21,149	83,977
Income before income taxes	14,640	15,587	16,329	16,973	63,529	14,158	14,394	15,832	15,591	59,975
Income tax expense	5,472	5,824	6,077	6,344	23,717	5,249	5,328	6,079	5,785	22,441
Net income	$9,168	9,763	10,252	10,629	39,812	$8,909	9,066	9,753	9,806	37,534
Per share data:
Basic earnings	$0.097	0.104	0.109	0.113	0.422	$0.095	0.097	0.104	0.104	0.400
Diluted earnings	0.097	0.104	0.109	0.112	0.422	0.095	0.097	0.104	0.104	0.400
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2013	2012	2011	2010	2009
Statement of income data:
Interest income	$151,047	154,963	160,748	162,123	161,360
Interest expense	15,283	19,975	26,244	34,998	49,451
Net interest income	135,764	134,988	134,504	127,125	111,909
Provision for loan losses	7,000	12,000	18,750	23,200	11,310
Net interest income after provision for loan losses	128,764	122,988	115,754	103,925	100,599
Noninterest income	18,148	18,803	17,345	17,529	19,127
Net trading gains (losses)	-	-	-	-	(350)
Net gain on securities transactions	1,622	2,161	1,428	3,352	1,848
Noninterest expense	85,005	83,977	82,142	80,894	77,942
Income before income taxes	63,529	59,975	52,385	43,912	43,282
Income taxes	23,717	22,441	19,298	14,591	15,162
Net income	$39,812	37,534	33,087	29,321	28,120
Share data:
Average equivalent diluted shares (in thousands)	94,206	93,637	85,072	76,935	76,482
Tangible book value	$3.82	3.81	3.62	3.31	3.20
Cash dividends	0.263	0.263	0.263	0.256	0.298
Basic earnings	0.422	0.400	0.389	0.381	0.368
Diluted earnings	0.422	0.400	0.389	0.381	0.368
Financial:
Return on average assets	0.90%	0.87	0.81	0.77	0.79
Return on average shareholders' equity	11.15	10.70	11.04	11.48	11.72
Cash dividend payout ratio	62.19	65.60	67.71	67.25	80.90
Tier 1 capital to assets (leverage ratio)	8.27	8.21	8.14	6.68	6.71
Tier 1 capital as a % of total risk adjusted assets	16.74	16.68	15.97	12.57	12.04
Total capital as a % of total risk adjusted assets	18.00	17.94	17.23	13.83	13.30
Efficiency ratio	52.78	52.28	49.95	51.42	56.65
Net interest margin	3.14	3.20	3.40	3.50	3.27
Average balances:
Total assets	$4,422,393	4,332,793	4,089,790	3,795,667	3,555,981
Earning assets	4,334,803	4,238,638	3,991,932	3,689,087	3,469,761
Loans, net	2,771,663	2,572,983	2,423,337	2,320,010	2,203,683
Allowance for loan losses	(48,452)	(49,148)	(46,210)	(40,846)	(36,521)
Trading securities	-	-	-	-	14,569
Securities available for sale	946,367	1,023,025	947,482	780,540	532,810
Held to maturity securities	104,371	171,710	181,584	245,191	502,606
Federal Reserve Bank and Federal Home Loan Bank stock	10,266	9,425	6,898	6,774	6,212
Deposits	3,863,420	3,809,690	3,637,595	3,403,580	3,193,115
Short-term borrowings	180,275	152,982	133,803	119,213	104,033
Shareholders' equity	356,979	350,680	299,739	255,332	239,842

Non-GAAP Financial Measures Reconciliation

Tangible book value per share is a non-GAAP financial measures derived from GAAP-based amounts. We calculate tangible equity by excluding the balance of intangible assets from shareholders’ equity. We calculate tangible book value per share by dividing tangible equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing shareholders’ equity by common shares outstanding.

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

The taxable equivalent net interest margin is a non-GAAP measure of adjusted net interest income relative to average interest earning assets. We calculate the taxable equivalent net interest margin by dividing GAAP net interest income, adjusted to include the benefit of non-taxable interest income, by average interest earnings assets.

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

Non-GAAP Financial Reconciliation

(dollars in thousands, except per share amounts)
(Unaudited)
	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09
Tangible Book Value Per Share

Equity	$361,813	$358,798	338,516	255,440	245,678
Less: Intangible assets	553	553	553	553	553
Tangible equity	361,260	358,245	337,963	254,887	245,125

Shares outstanding	94,463	93,935	93,315	77,130	76,651
Tangible book value per share	3.82	3.81	3.62	3.30	3.20
Book value per share	3.83	3.82	3.63	3.31	3.21

	Years Ended
Efficiency Ratio	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09

Net interest income (fully taxable equivalent)	$136,094	135,669	135,717	128,963	114,029
Non-interest income	19,770	20,964	18,773	20,881	20,625
Less: Net gain on securities	1,622	2,161	1,428	3,352	1,848
Less (Plus) : Net trading Gain (Loss)	-	-	-	-	(350)
Recurring revenue	154,242	154,472	153,062	146,492	133,156

Total Noninterest expense	85,005	83,977	82,142	80,894	77,942
Less: Other real estate expense, net	3,598	3,216	5,693	5,565	2,507
Recurring expense	$81,407	80,761	76,449	75,329	75,435

Efficiency Ratio	52.78%	52.28%	49.95%	51.42%	56.65%

	Years Ended
Taxable Equivalent Net Interest Margin	12/31/13	12/31/12	12/31/11	12/31/10	12/31/09

Net interest income	$135,764	134,988	134,504	127,125	111,909
Taxable Equivalent Adjustment	330	681	1,213	1,838	2,120
Net interest income (Taxable Equivalent)	136,094	135,669	135,717	128,963	114,029

Total Interest Earning Assets	$4,334,803	4,238,638	3,991,932	3,689,087	3,469,761

Net Interest Margin	3.13%	3.18%	3.37%	3.45%	3.23%
Taxable Equivalent Net Interest Margin	3.14%	3.20%	3.40%	3.50%	3.27%

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the 1992 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2013, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
President and Chief Executive Officer

Robert T. Cushing
Executive Vice President and Chief Financial Officer

March 7, 2014

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY (“Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

Livingston, New Jersey
March 7, 2014

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2013	2012	2011

Interest and dividend income:
Interest and fees on loans	$127,944	128,581	129,212
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	2,600	8,097	12,998
State and political subdivisions	562	1,413	2,471
Mortgage-backed securities and collateralized mortgage obligations-residential	11,385	6,697	3,091
Corporate bonds	812	2,231	4,059
Small Business Administration-guaranteed participation securities	2,180	319	-
Mortgage-backed securities and collateralized mortgage obligations-commercial	144	-	-
Other	17	19	20
Total interest and dividends on securities available for sale	17,700	18,776	22,639

Interest on held to maturity securities:
U. S. government sponsored enterprises	-	25	261
Mortgage-backed securities and collateralized mortgage obligations-residential	2,840	4,287	4,765
Corporate bonds	833	1,666	2,465
Total interest on held to maturity securities	3,673	5,978	7,491

Federal Reserve Bank and Federal Home Loan Bank stock	490	486	304
Interest on federal funds sold and other short-term investments	1,240	1,142	1,102
Total interest and dividend income	151,047	154,963	160,748

Interest expense:
Interest on deposits	13,800	18,500	24,670
Interest on short-term borrowings	1,483	1,475	1,574
Total interest expense	15,283	19,975	26,244

Net interest income	135,764	134,988	134,504
Provision for loan losses	7,000	12,000	18,750
Net interest income after provision for loan losses	128,764	122,988	115,754

Noninterest income:
Trustco Financial Services income	5,301	5,761	5,088
Fees for services to customers	11,675	12,290	11,305
Net gain on securities transactions	1,622	2,161	1,428
Other	1,172	752	952
Total noninterest income	19,770	20,964	18,773

Noninterest expense:
Salaries and employee benefits	32,424	31,276	28,751
Net occupancy expense	16,100	15,257	14,687
Equipment expense	6,381	6,073	5,652
Professional services	5,649	6,040	5,729
Outsourced services	5,125	5,122	5,100
Advertising expense	2,827	3,841	2,784
FDIC and other insurance expense	3,975	3,823	4,655
Other real estate expense, net	3,598	3,216	5,693
Other	8,926	9,329	9,091
Total noninterest expense	85,005	83,977	82,142

Income before income taxes	63,529	59,975	52,385
Income taxes	23,717	22,441	19,298
Net income	$39,812	37,534	33,087

Earnings per share:
Basic	$0.422	0.400	0.389
Diluted	0.422	0.400	0.389

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(dollars in thousands, except per share data)

	Year Ended
	December 31,
	2013	2012	2011

Net income	$39,812	37,534	33,087

Net unrealized holding gain (loss) on securities available for sale	(34,691)	10,100	9,062
Reclassification adjustments for net gain recognized in income	(1,622)	(2,161)	(1,428)
Tax effect	14,480	(3,166)	(3,045)
Net unrealized gain (loss) on securities available for sale, net of tax	(21,833)	4,773	4,589

Change in overfunded position in pension and postretirement plans arising during the year	10,559	(1,244)	(4,753)
Tax effect	(4,210)	496	1,895
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	6,349	(748)	(2,858)

Amortization of net actuarial loss	467	306	85
Amortization of prior service credit	(262)	(262)	(262)
Tax effect	(82)	(18)	72
Amortization of net actuarial loss and prior service credit on pension and postretirement plans, net of tax	123	26	(105)

Other comprehensive income (loss), net of tax	(15,361)	4,051	1,626
Comprehensive income	$24,451	41,585	34,713

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2013	2012

ASSETS

Cash and due from banks	$46,453	55,789
Federal funds sold and other short term investments	536,591	488,227
Total cash and cash equivalents	583,044	544,016
Securities available for sale	863,754	912,092
Held to maturity securities ($90,305 and $151,126 fair value at December 31, 2013 and 2012, respectively)	86,215	143,426
Federal Reserve Bank and Federal Home Loan Bank stock	10,500	9,632
Loans, net of deferred fees and costs	2,908,809	2,684,733
Less: Allowance for loan losses	47,714	47,927
Net loans	2,861,095	2,636,806
Bank premises and equipment, net	34,414	36,239
Other assets	82,430	64,402

Total assets	$4,521,452	4,346,613

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$318,456	300,544
Savings accounts	1,218,038	1,198,517
Interest-bearing checking	611,127	560,064
Money market deposit accounts	648,402	667,589
Certificates of deposit (in denominations of $100,000 or more)	419,301	352,734
Other time accounts	711,747	724,745
Total deposits	3,927,071	3,804,193
Short-term borrowings	204,162	159,846
Accrued expenses and other liabilities	28,406	23,776
Total liabilities	4,159,639	3,987,815

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 98,927,123 and 98,912,423 shares issued at December 31, 2013 and 2012, respectively	98,927	98,912
Surplus	173,144	174,899
Undivided profits	147,432	132,378
Accumulated other comprehensive income (loss), net of tax	(13,803)	1,558
Treasury stock: 4,463,786 and 4,977,179 shares, at cost, at December 31, 2013 and 2012, respectively	(43,887)	(48,949)
Total shareholders' equity	361,813	358,798
Total liabilities and shareholders' equity	$4,521,452	4,346,613

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)

				Accumulated
				Other
				Comprehensive
	Capital		Undivided	Income	Treasury
	Stock	Surplus	Profits	(Loss)	Stock	Total

Beginning balance, January 1, 2011	$83,166	126,982	108,780	(4,119)	(59,369)	255,440
Net Income - 2011	-	-	33,087	-	-	33,087
Change in other comprehensive income (loss), net of tax	-	-	-	1,626	-	1,626
Net proceeds from stock offering (15,640,000 shares)	15,640	51,938	-	-	-	67,578
Issuance of restricted stock (106,000 shares)	106	(106)	-	-	-	-
Cash dividend declared, $.2625 per share	-	-	(22,402)	-	-	(22,402)
Sale of treasury stock (545,236 shares)	-	(2,463)	-	-	5,363	2,900
Stock based compensation expense	-	287	-	-	-	287
Ending balance, December 31, 2011	$98,912	176,638	119,465	(2,493)	(54,006)	338,516

Net Income - 2012	-	-	37,534	-	-	37,534
Change in other comprehensive income (loss), net of tax	-	-	-	4,051	-	4,051
Cash dividend declared, $.2625 per share	-	-	(24,621)	-	-	(24,621)
Sale of treasury stock (514,097 shares)	-	(2,144)	-	-	5,057	2,913
Stock based compensation expense	-	405	-	-	-	405
Ending balance, December 31, 2012	$98,912	174,899	132,378	1,558	(48,949)	358,798

Net Income - 2013	-	-	39,812	-	-	39,812
Change in other comprehensive income (loss), net of tax	-	-	-	(15,361)	-	(15,361)
Stock options and related tax benefits	15	61	-	-	(40)	36
Cash dividend declared, $.2625 per share	-	-	(24,758)	-	-	(24,758)
Sale of treasury stock (518,726 shares)	-	(2,194)	-	-	5,102	2,908
Stock based compensation expense	-	378	-	-	-	378
Ending balance, December 31, 2013	$98,927	173,144	147,432	(13,803)	(43,887)	361,813

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Net income	$39,812	$37,534	33,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,017	5,032	4,836
Net (gain) loss on sale of other real estate owned	(509)	364	478
Writedown of other real estate owned	2,166	1,059	3,454
Provision for loan losses	7,000	12,000	18,750
Deferred tax (benefit) expense	(1,426)	1,440	(2,336)
Stock based compensation expense	378	405	287
Net gain on sale of bank premises and equipment	(16)	(3)	(4)
Net gain on securities transactions	(1,622)	(2,161)	(1,428)
Decrease (increase) in taxes receivable	(38)	1,390	473
Decrease (increase) in interest receivable	554	2,200	(774)
Increase (decrease) in interest payable	19	(313)	(311)
Decrease (increase) in other assets	7,047	(2,780)	4,614
Increase in accrued expenses and other liabilities	4,577	2,462	192
Total adjustments	23,147	21,095	28,231
Net cash provided by operating activities	62,959	58,629	61,318
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	417,204	1,204,250	1,171,945
Purchases of securities available for sale	(416,617)	(1,199,986)	(1,207,157)
Proceeds from maturities of securities available for sale	13,060	2,462	20,243
Proceeds from calls and maturities of held to maturity securities	57,211	83,165	87,320
Purchases of held to maturity securities	-	(10,303)	(111,896)
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(868)	(628)	(2,143)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	-	53
Net increase in loans	(243,937)	(190,843)	(188,776)
Proceeds from dispositions of other real estate owned	10,967	9,760	9,013
Proceeds from dispositions of bank premises and equipment	16	3	7
Purchases of bank premises and equipment	(6,381)	(4,265)	(5,213)
Net cash used in investing activities	(169,345)	(106,385)	(226,604)
Cash flows from financing activities:
Net increase in deposits	122,878	68,220	181,886
Net increase in short-term borrowings	44,316	12,283	22,948
Proceeds from exercise of stock options and related tax benefits	36	-	-
Proceeds from sales of treasury stock	2,908	2,913	2,900
Net proceeds from common stock offering	-	-	67,578
Dividends paid	(24,724)	(24,587)	(21,333)
Net cash provided by financing activities	145,414	58,829	253,979
Net increase in cash and cash equivalents	39,028	11,073	88,693
Cash and cash equivalents at beginning of period	544,016	532,943	444,250
Cash and cash equivalents at end of period	$583,044	$544,016	532,943

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
Interest paid	$15,264	$20,288	26,555
Income taxes paid	23,821	21,052	18,824
Non cash investing and financing activites:
Transfer of loans to real estate owned	12,648	14,623	10,794
Transfer of building to other assets	3,189	-	-
Increase in dividends payable	34	34	1,069
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	(36,313)	7,939	7,634
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	14,480	(3,166)	(3,045)
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	205	44	(177)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	(82)	(18)	72
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	10,559	(1,244)	(4,753)
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(4,210)	496	1,895

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

Use of Estimates

To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, other real estate owned and the fair value of financial instruments are particularly subject to change, which may be material.

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

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDR’s) and classified as impaired.

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

Other Real Estate Owned

Other real estate owned are assets acquired through foreclosures on loans. At both December 31, 2013 and 2012 there were $8.7 million of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices or applications with the Bank’s and the Company’s regulators. The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well capitalized institution. During 2014, the Bank could declare dividends of approximately $30.2 million plus any 2014 net profits retained to the date of the dividend declaration.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $83.6 million and $75.7 million at December 31, 2013 and 2012, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$200,531	22	1,724	198,829
State and political subdivisions	7,623	135	-	7,758
Mortgage backed securities and collateralized mortgage obligations - residential	552,230	267	20,048	532,449
Corporate bonds	10,429	43	1	10,471
Small Business Administration-guaranteed participation securities	111,383	-	8,354	103,029
Mortgage backed securities and collateralized mortgage obligations - commercial	10,965	-	407	10,558
Other	650	-	-	650
Total debt securities	893,811	467	30,534	863,744
Equity securities	10	-	-	10
Total securities available for sale	$893,821	467	30,534	863,754

	December 31, 2012
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$262,063	1,055	10	263,108
State and political subdivisions	25,815	642	-	26,457
Mortgage backed securities and collateralized mortgage obligations - residential	515,322	3,982	528	518,776
Corporate bonds	26,312	336	119	26,529
Small Business Administration-guaranteed participation securities	75,674	888	-	76,562
Other	650	-	-	650
Total debt securities	905,836	6,903	657	912,082
Equity securities	10	-	-	10
Total securities available for sale	$905,846	6,903	657	912,092

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2013, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$11,221	11,284
Due in one year through five years	359,564	355,727
Due after five years through ten years	520,721	494,395
Due after ten years	2,305	2,338
	$893,811	863,744

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2013
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss

U.S. government sponsored enterprises	$198,023	1,724	-	-	198,023	1,724
Mortgage backed securities and collateralized mortgage obligations - residential	466,056	17,698	54,835	2,350	520,891	20,048
Corporate bonds	902	1	-	-	902	1
Small Business Administration-guaranteed participation securities	103,029	8,354	-	-	103,029	8,354
Mortgage backed securities and collateralized mortgage obligations - commercial	10,558	407	-	-	10,558	407
Total	$778,568	28,184	54,835	2,350	833,403	30,534

	December 31, 2012
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$15,491	10	-	-	15,491	10
Mortgage backed securities and collateralized mortgage obligations - residential	178,689	528	-	-	178,689	528
Corporate bonds	10,283	119	-	-	10,283	119
Total	$204,463	657	-	-	204,463	657

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2013, 2012 and 2011 are as follows:

(dollars in thousands)	Year ended December 31,
	2013	2012	2011

Proceeds from sales	$160,820	154,944	47,296
Proceeds from calls	256,384	1,049,306	1,124,649
Gross realized gains	1,702	2,584	1,472
Gross realized losses	80	423	44

Tax expense recognized on net gains on sales of securities available for sale were approximately $649 thousand, $864 thousand, and $571 thousand for the years ended December 31, 2013, 2012, 2011 respectively.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $316.7 million and $261.1 million at December 31, 2013 and 2012, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2013
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value

Mortgage backed securities and collateralized mortgage obligations - residential	$76,270	2,744	138	78,876
Corporate bonds	9,945	1,484	-	11,429
Total held to maturity	$86,215	4,228	138	90,305

	December 31, 2012
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value

Mortgage backed securities and collateralized mortgage obligations - residential	$108,471	5,724	-	114,195
Corporate bonds	34,955	1,976	-	36,931
Total held to maturity	$143,426	7,700	-	151,126

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2013, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$-	-
Due in one year through five years	86,215	90,305
Due in five years through ten years	-	-
	$86,215	90,305

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrecognized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrecognized loss position at December 31, 2013, were as follows:

(dollars in thousands)	December 31, 2013
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unrec.	Fair	Unrec.	Fair	Unrec.
	Value	Loss	Value	Loss	Value	Loss

Mortgage backed securities and collateralized mortgage obligations - residential	$27,091	138	-	-	27,091	138
Total	$27,091	138	-	-	27,091	138

There were no held to maturity securities in an unrecognized loss position at December 31, 2012.  There were no sales or transfers of held to maturity securities during 2013 and 2012.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2013 that represent greater than 10% of shareholders equity:

	Amortized	Fair
	Cost	Value
Small Business Administration	$111,383	103,029
Federal Home Loan Mortgage Corporation	159,375	154,492
Government National Mortgage Association	100,578	101,947
Federal National Mortgage Association	538,260	523,070

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

As of December 31, 2013, the Company’s security portfolio consisted of 209 securities, 111 of which were in an unrealized loss position, and are discussed below.

U.S. government-sponsored enterprises

In the case of unrealized losses on U.S. government-sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

Mortgage-backed securities and collateralized mortgage obligations - residential

At December 31, 2013, all of the mortgage-backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

Corporate bonds

In the case of corporate bonds, the Company exposure is primarily in bonds of firms in the financial sector. All of the corporate bonds owned continue to be rated investment grade, all are current as to the payment of interest and the Company expects to collect the full amount of the principal balance at maturity. The Company actively monitors the firms and the bonds. The Company has concluded that the decline in fair value is not attributable to credit quality and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2013, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

Mortgage-backed securities and collateralized mortgage obligations - commercial

As of December 31, 2013, all of the mortgage-backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government-sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2013.

As a result of the above analysis, for the year ended December 31, 2013, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2013
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$169,722	21,404	191,126
Other	32,323	32	32,355
Real estate mortgage - 1 to 4 family:
First mortgages	1,909,447	378,361	2,287,808
Home equity loans	47,494	3,642	51,136
Home equity lines of credit	304,044	36,445	340,489
Installment	5,292	603	5,895
Total loans, net	$2,468,322	440,487	2,908,809
Less: Allowance for loan losses			47,714
Net loans			$2,861,095

	December 31, 2012
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$167,249	18,882	186,131
Other	33,381	65	33,446
Real estate mortgage - 1 to 4 family:
First mortgages	1,814,214	275,764	2,089,978
Home equity loans	35,601	1,089	36,690
Home equity lines of credit	301,338	32,571	333,909
Installment	4,183	396	4,579
Total loans, net	$2,355,966	328,767	2,684,733
Less: Allowance for loan losses			47,927
Net loans			$2,636,806

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2013 and 2012, the Company had approximately $35.4 million and $37.2 million of real estate construction loans. As of December 31, 2013, approximately $13.9 million are secured by first mortgages to residential borrowers while approximately $21.5 million were to commercial borrowers for residential construction projects. Of the $37.2 million in real estate construction loans at December 31, 2012, approximately $16.4 million were secured by first mortgages to residential borrowers with the remaining $20.8 million were to commercial borrowers for residential construction projects. The vast majority of construction loans are in the Company’s New York market.

At December 31, 2013 and 2012, loans to executive officers, directors, and to associates of such persons aggregated $9.3 million and $8.1 million, respectively. During 2013, approximately $2.7 million of new loans were made and repayments of loans totaled approximately $1.5 million. All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2013
(dollars in thousands)	New York and
	other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$6,620	-	6,620
Other	332	-	332
Real estate mortgage - 1 to 4 family:
First mortgages	26,713	4,781	31,494
Home equity loans	691	-	691
Home equity lines of credit	3,641	356	3,997
Installment	93	-	93
Total non-accrual loans	38,090	5,137	43,227
Restructured real estate mortgages - 1 to 4 family	166	-	166
Total nonperforming loans	$38,256	5,137	43,393

	December 31, 2012
(dollars in thousands)	New York and
	other states*	Florida	Total
Loans in nonaccrual status:
Commercial:
Commercial real estate	$6,511	2,698	9,209
Other	124	-	124
Real estate mortgage - 1 to 4 family:
First mortgages	30,329	7,319	37,648
Home equity loans	694	-	694
Home equity lines of credit	4,263	501	4,764
Installment	6	1	7
Total non-accrual loans	41,927	10,519	52,446
Restructured real estate mortgages - 1 to 4 family	231	-	231
Total nonperforming loans	$42,158	10,519	52,677

As of December 31, 2013 and 2012, the Company’s loan portfolio did not include any subprime mortgages or loans acquired with deteriorated credit quality.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2013 and 2012:

New York and other states:
	December 31, 2013
(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$583	1,426	3,379		5,388	164,334	169,722
Other	209	-	123		332	31,991	32,323
Real estate mortgage - 1 to 4 family:
First mortgages	4,664	2,042	17,624		24,330	1,885,117	1,909,447
Home equity loans	46	18	552		616	46,878	47,494
Home equity lines of credit	1,014	331	1,897		3,242	300,802	304,044
Installment	85	12	77		174	5,118	5,292

Total	$6,601	3,829	23,652		34,082	2,434,240	2,468,322

Florida:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-		-	21,404	21,404
Other	-	-	-		-	32	32
Real estate mortgage - 1 to 4 family:
First mortgages	552	-	4,229		4,781	373,580	378,361
Home equity loans	-	-	-		-	3,642	3,642
Home equity lines of credit	109	-	247		356	36,089	36,445
Installment	-	2	-		2	601	603

Total	$661	2	4,476		5,139	435,348	440,487

Total:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$583	1,426	3,379		5,388	185,738	191,126
Other	209	-	123		332	32,023	32,355
Real estate mortgage - 1 to 4 family:
First mortgages	5,216	2,042	21,853		29,111	2,258,697	2,287,808
Home equity loans	46	18	552		616	50,520	51,136
Home equity lines of credit	1,123	331	2,144		3,598	336,891	340,489
Installment	85	14	77		176	5,719	5,895

Total	$7,262	3,831	28,128		39,221	2,869,588	2,908,809

New York and other states:
	December 31, 2012
(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	3,225		3,225	164,024	167,249
Other	-	-	4		4	33,377	33,381
Real estate mortgage - 1 to 4 family:
First mortgages	6,364	2,248	21,341		29,953	1,784,261	1,814,214
Home equity loans	177	216	464		857	34,744	35,601
Home equity lines of credit	604	350	3,044		3,998	297,340	301,338
Installment	40	27	-		67	4,116	4,183

Total	$7,185	2,841	28,078		38,104	2,317,862	2,355,966

Florida:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	2,698		2,698	16,184	18,882
Other	-	-	-		-	65	65
Real estate mortgage - 1 to 4 family:
First mortgages	862	452	5,390		6,704	269,060	275,764
Home equity loans	-	-	-		-	1,089	1,089
Home equity lines of credit	59	29	442		530	32,041	32,571
Installment	9	-	1		10	386	396

Total	$930	481	8,531		9,942	318,825	328,767

Total:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	5,923		5,923	180,208	186,131
Other	-	-	4		4	33,442	33,446
Real estate mortgage - 1 to 4 family:
First mortgages	7,226	2,700	26,731		36,657	2,053,321	2,089,978
Home equity loans	177	216	464		857	35,833	36,690
Home equity lines of credit	663	379	3,486		4,528	329,381	333,909
Installment	49	27	1		77	4,502	4,579

Total	$8,115	3,322	36,609		48,046	2,636,687	2,684,733

At December 31, 2013 and 2012, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status. There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

(dollars in thousands)	For the year ended December 31, 2013
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$3,771	44,069	87	47,927
Loans charged off:
New York and other states*	1,072	6,572	68	7,712
Florida	100	1,020	6	1,126
Total loan chargeoffs	1,172	7,592	74	8,838

Recoveries of loans previously charged off:
New York and other states*	14	715	17	746
Florida	505	374	-	879
Total recoveries	519	1,089	17	1,625
Net loans charged off	653	6,503	57	7,213
Provision for loan losses	901	6,031	68	7,000
Balance at end of period	$4,019	43,597	98	47,714

(dollars in thousands)	For the year ended December 31, 2012
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$4,140	44,479	98	48,717
Loans charged off:
New York and other states*	1,307	6,919	128	8,354
Florida	1,192	3,920	13	5,125
Total loan chargeoffs	2,499	10,839	141	13,479

Recoveries of loans previously charged off:
New York and other states*	112	375	49	536
Florida	26	127	-	153
Total recoveries	138	502	49	689
Net loans charged off	2,361	10,337	92	12,790
Provision for loan losses	1,992	9,927	81	12,000
Balance at end of period	$3,771	44,069	87	47,927

(dollars in thousands)	For the year ended December 31, 2011
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$4,228	37,447	236	41,911
Loans charged off:
New York and other states*	171	4,315	80	4,566
Florida	1,000	6,990	2	7,992
Total loan chargeoffs	1,171	11,305	82	12,558

Recoveries of loans previously charged off:
New York and other states*	55	477	43	575
Florida	4	34	1	39
Total recoveries	59	511	44	614
Net loans charged off	1,112	10,794	38	11,944
Provision for loan losses	1,024	17,826	(100)	18,750
Balance at end of period	$4,140	44,479	98	48,717

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2013 and 2012:

	December 31, 2013
		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,019	43,597	98	47,714

Total ending allowance balance	$4,019	43,597	98	47,714

Loans:
Individually evaluated for impairment	$8,082	21,258	-	29,340
Collectively evaluated for impairment	215,399	2,658,175	5,895	2,879,469

Total ending loans balance	$223,481	2,679,433	5,895	2,908,809

	December 31, 2012
		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,771	44,069	87	47,927

Total ending allowance balance	$3,771	44,069	87	47,927

Individually evaluated for impairment	$9,333	16,740	-	26,073
Collectively evaluated for impairment	210,244	2,443,837	4,579	2,658,660

Total ending loans balance	$219,577	2,460,577	4,579	2,684,733

The Company did not acquire any loans with deteriorated credit quality in 2013 and 2012.

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s at December 31, 2013 and 2012 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2013, 2012 and 2011:

New York and other states:

	December 31, 2013
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$6,620	8,039	-	6,013
Other	332	332	-	165
Real estate mortgage - 1 to 4 family:
First mortgages	16,257	17,353	-	14,706
Home equity loans	561	614	-	636
Home equity lines of credit	2,528	2,825	-	2,051

Total	$26,298	29,163	-	23,571

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$1,130	1,130	-	1,401
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,630	1,922	-	1,611
Home equity loans	-	-	-	-
Home equity lines of credit	282	380	-	100

Total	$3,042	3,432	-	3,112

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$7,750	9,169	-	7,414
Other	332	332	-	165
Real estate mortgage - 1 to 4 family:
First mortgages	17,887	19,275	-	16,317
Home equity loans	561	614	-	636
Home equity lines of credit	2,810	3,205	-	2,151

Total	$29,340	32,595	-	26,683

New York and other states:
	December 31, 2012
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$6,511	7,169	-	5,615
Other	124	124	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	12,964	14,143	-	6,075
Home equity loans	623	664	-	260
Home equity lines of credit	1,633	1,735	-	458

Total	$21,855	23,835	-	12,515

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$2,698	3,890	-	5,871
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,472	2,665	-	948
Home equity lines of credit	48	176	-	24

Total	$4,218	6,731	-	6,843

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$9,209	11,059	-	11,486
Other	124	124	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	14,436	16,808	-	7,023
Home equity loans	623	664	-	260
Home equity lines of credit	1,681	1,911	-	482

Total	$26,073	30,566	-	19,358

New York and other states:
	December 31, 2011
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$4,968	5,684	-	5,198
Other	13	32	-	56
Real estate mortgage - 1 to 4 family:
First mortgages	2,874	3,299	-	1,664
Home equity loans	151	199	-	69
Home equity lines of credit	-	75	-	-

Total	$8,006	9,289	-	6,987
Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$5,000	9,042	-	6,774
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	705	1,301	-	224

Total	$5,705	10,343	-	6,998

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$9,968	14,726	-	11,972
Other	13	32	-	56
Real estate mortgage - 1 to 4 family:
First mortgages	3,579	4,600	-	1,888
Home equity loans	151	199	-	69
Home equity lines of credit	-	75	-	-

Total	$13,711	19,632	-	13,985

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired. Interest income recognized on impaired loans was not material in 2013, 2012, and 2011.

In response to the OCC interpretation that was issued in the third quarter of 2012, regarding borrowers who have filed Chapter 7 bankruptcy and did not re-affirm their debt with the Company, the Company classified $10.1 million of previously performing 1-4 family real estate mortgage loans as troubled debt restructurings (“TDR’s”) as of September 30, 2012. Included in the $10.1 million, were $4.0 million of loans that were reclassified from performing status to non-accrual status due to a collateral deficiency of $804 thousand. The collateral deficiency was charged off during the third quarter of 2012.

Included in impaired loans as of December 31, 2013 are approximately $8.6 million of 1 to 4 family residential real estate loans in accruing status that were identified as TDR’s in accordance with OCC guidance released in the third quarter of 2012.

Management evaluates impairment on impaired loans on a quarterly basis.  If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time. As a result, as of December 31, 2013 and 2012, based upon management’s evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2013, 2012 and 2011:

	Year ended 12/31/2013			Year ended 12/31/2012			Year ended 12/31/2011
New York and other states*:		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
		Outstanding	Outstanding		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment	Contracts	Investment	Investment	Contracts	Investment	Investment

Commercial:
Commercial real estate	1	$507	507	2	$138	138	1	$91	90
Real estate mortgage - 1 to 4 family:
First mortgages	50	5,852	5,852	95	10,636	10,636	21	2,758	2,518
Home equity loans	7	120	120	16	488	488	4	160	151
Home equity lines of credit	13	1,061	1,061	30	1,633	1,633	-	-	-

Total	71	$7,540	7,540	143	$12,895	12,895	26	$3,009	2,759

Florida:		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
		Outstanding	Outstanding		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded	Number of	Recorded	Recorded
(dollars in thousands)	Contracts	Investment	Investment	Contracts	Investment	Investment	Contracts	Investment	Investment

Commercial:
Commercial real estate	-	$-	-	-	$-	-	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	8	1,149	1,149	12	1,265	1,265	6	852	705
Home equity lines of credit	3	282	282	2	48	48	-	-	-

Total	11	$1,431	1,431	14	$1,313	1,313	6	$852	705

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.  As previously noted, included in loans modified and classified as TDR’s during the year ended December 31, 2012 are approximately $10.6 million of 1 to 4 family residential real estate loans that were determined to be TDR’s in accordance with OCC guidance released in the third quarter of 2012.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2013, 2012 and 2011 for which there was a payment default during the same period:

	Year ended 12/31/2013		Year ended 12/31/2012		Year ended 12/31/2011
New York and other states*:	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Commercial:
Commercial real estate	-	$-	-	$-	1	$90
Real estate mortgage - 1 to 4 family:
First mortgages	5	440	22	2,265	13	1,729
Home equity loans	1	44	2	13	3	113
Home equity lines of credit	1	56	5	209	-	-

Total	7	$540	29	$2,487	17	$1,932

Florida:

	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	6	$605	6	$705
Home equity lines of credit	-	-	1	47	-	-

Total	-	$-	7	$652	6	$705

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s underwriting policy. Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection. Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order. In the case of Chapter 7 bankruptcies, as previously noted, even though there is no modification of terms, the borrowers’ debt to the Company was discharged and they did not reaffirm the debt.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In situations involving a borrower filing for Chapter 13 bankruptcy protection, however, a loan is considered to be in payment default once it is 30 days contractually past due, consistent with the treatment by the bankruptcy court.

The TDR’s that subsequently defaulted described above did not have a material impact on the allowance for loan losses as the underlying collateral was evaluated at the time these loans were identified as TDR’s, and a charge-off was taken at that time, if necessary. Collateral values on these loans, as well as all nonaccrual loans, are reviewed for collateral sufficiency on a quarterly basis.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company’s loan grading process analyzes non-homogeneous loans over $150 thousand, such as commercial and commercial real estate loans, individually by grading the loans based on credit risk. In addition, the Company’s internal loan review department reviews non-homogeneous loans over $250 thousand by testing the loan grades assigned through the Company’s grading process.  The Company uses the following definitions for classified loans:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

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

As of December 31, 2013 and 2012, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2013
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$159,024	10,698	169,722
Other	31,691	632	32,323

	$190,715	11,330	202,045

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$20,274	1,130	21,404
Other	32	-	32

	$20,306	1,130	21,436

	December 31, 2012
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$155,981	11,268	167,249
Other	33,067	314	33,381

	$189,048	11,582	200,630

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$12,454	6,428	18,882
Other	65	-	65

	$12,519	6,428	18,947

Included in classified loans in the above tables are impaired loans of $8.1 million and $9.3 million at December 31, 2013 and 2012, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2013 and 2012 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2013 and 2012 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2013 and 2012 follows:

(dollars in thousands)
	2013	2012
Land	$2,413	2,413
Buildings	30,010	29,584
Furniture, Fixtures and equipment	43,697	42,636
Leasehold improvements	25,391	24,070
Total bank premises and Equipment	101,511	98,703
Accumulated depreciation and amortization	(67,097)	(62,464)
Total	$34,414	36,239

Depreciation and amortization expense approximated $5.0 million, $5.0 million, and $4.8 million for the years 2013, 2012, and 2011, respectively. Occupancy expense of the Bank’s premises included rental expense of $7.2 million in 2013, $6.9 million in 2012, and $6.8 million in 2011.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2013	2012	2011
Interest bearing checking accounts	$329	315	285
Savings accounts	3,333	3,872	3,788
Time deposits and money market accounts	10,138	14,313	20,597
Total	$13,800	18,500	24,670

At December 31, 2013, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$923,033
1 to 2 years	141,394
2 to 3 years	57,431
3 to 4 years	4,712
4 to 5 years	4,353
Over 5 years	125
$1,131,048

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2013	2012	2011

Amount outstanding at December 31,	$204,162	159,846	147,563
Maximum amount outstanding at any month end	204,162	166,374	148,002
Average amount outstanding	180,275	152,982	133,803
Weighted average interest rate:
For the year	0.82%	0.96	1.18
As of year end	0.82	0.89	1.13

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings. The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2013 and 2012, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2013	2012	2011
Current tax expense:
Federal	$22,612	19,122	19,614
State	2,531	1,879	2,020
Total current tax expense	25,143	21,001	21,634
Deferred tax expense (benefit)	(1,426)	1,440	(2,336)
Total income tax expense	$23,717	22,441	19,298

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012, are as follows:

	December 31,
(dollars in thousands)	2013	2012
	Deductible	Deductible
	temporary	temporary
	differences	differences

Benefits and deferred remuneration	$(4,256)	(4,736)
Difference in reporting the allowance for loan losses, net	22,774	22,710
Other income or expense not yet reported for tax purposes	3,008	2,582
Depreciable assets	(1,309)	(1,413)
Other items	1,153	801

Net deferred tax asset at end of year	21,370	19,944

Net deferred tax asset at beginning of year	19,944	21,384

Deferred tax expense (benefit)	$(1,426)	1,440

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $21.4 million and $19.9 million at December 31, 2013 and 2012, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has a deferred tax asset of $12.0 million and a deferred tax liability of $2.5 million at December 31, 2013 and 2012, respectively, relating to the net unrealized gains and losses on securities available for sale and a deferred tax liability of $2.8 million and a deferred tax asset of $1.5 million at December 31, 2013 and 2012, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended
	December 31,
	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0	35.0

Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.3)	(0.7)	(1.6)
State income tax (including alternative minimum tax), net of federal tax benefit	2.3	2.3	2.0
Other items	0.3	0.8	1.4
Effective income tax rate	37.3%	37.4	36.8

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

During 2012 a part of the statute of limitations expired on previously filed amended returns.  The Company has determined that the tax positions claimed on amended returns are more likely than not to be sustained upon examination.  The Company has appropriately recorded the remaining portion of such unrecognized tax benefit as of December 31, 2012.

For the years ended December 31, 2013 and 2012 the unrecognized tax benefits and change in those unrecognized tax benefits from the beginning of the year are as follows:

(dollars in thousands)

Balance January 1, 2012	$905

Decrease in prior unrecognized tax benefits	(342)
Lapse of statute of limitations	(350)
Balance December 31, 2012	$213

Change in unrecognized tax reserve	-

Balance December 31, 2013	$213

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For 2013, 2012, and 2011, these amounts were not material. Open Federal and New York State tax years are 2008 through 2013.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank’s Financial Services Department. This plan was frozen as of December 31, 2006. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2013 and 2012.

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2013	2012
Projected benefit obligation at beginning of year	$31,990	29,283
Service cost	69	55
Interest cost	1,273	1,426
Benefits paid	(2,045)	(2,036)
Net actuarial loss (gain)	(3,465)	3,262

Projected benefit obligation at end of year	$27,822	31,990

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2013	2012

Fair Value of plan assets at beginning of year	$34,584	30,278
Actual gain on plan assets	6,880	3,342
Company contributions	-	3,000
Benefits paid	(2,045)	(2,036)
Fair value of plan assets at end of year	39,419	34,584

Funded status at end of year	$11,597	2,593

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2013	2012
Net actuarial loss	$813	9,486

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2013	2012	2011
Service cost	$69	55	45
Interest cost	1,273	1,426	1,515
Expected return on plan assets	(2,190)	(1,912)	(1,985)
Amortization of net actuarial loss	516	335	156
Net periodic pension income	(332)	(96)	(269)

Amortization of net actuarial loss	(516)	(335)	(156)

Net actuarial (gain) / loss included in other comprehensive income	(8,156)	1,834	3,689

	(8,672)	1,499	3,533

Total recognized in net periodic pension income and other comprehensive income	$(9,004)	1,401	3,264

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is zero.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2014	$1,698
2015	1,720
2016	1,750
2017	1,757
2018	1,780
2019 - 2023	9,141

The assumptions used to determine benefit obligations at December 31 are as follows:

	2013	2012	2011
Discount rate	5.08%	4.07	5.17

The assumptions used to determine net periodic pension expense for the years ended December 31 are as follows:

	2013	2012	2011
Discount rate	4.07%	5.17	5.62

Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2013 and 2012, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $1.3 million, $823 thousand, and $647 thousand, in 2013, 2012, and 2011, respectively.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of both December 31, 2013 and 2012, the trusts had assets totaling $5.7 million.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2013 and 2012:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2013	2012
Accumulated benefit obligation at beginning of year	$2,413	2,008
Service cost	50	33
Interest cost	101	97
Plan amendments	465	-
Benefits paid	(60)	(48)
Net actuarial (gain) loss	(456)	323
Accumulated benefit obligation at end of year	$2,513	2,413

The $465 thousand plan amendment included in the above table is due to an additional executive becoming eligible for postretirement medical benefits during 2013.

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2013	2012

Fair value of plan assets at beginning of year	$15,026	13,662
Actual gain on plan assets	2,909	1,364
Company contributions	60	48
Benefits paid	(60)	(48)
Fair value of plan assets at end of year	17,935	15,026
Funded status at end of year	$15,422	12,613

	December 31,
Amounts recognized in accumulated other comprehensive income consist of the following as of:	2013	2012
Net actuarial gain	$(4,945)	(2,125)
Prior service credit	(2,979)	(3,706)
Total	$(7,924)	(5,831)

 Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income:

	For the years ended
	December 31,
(dollars in thousands)	2013	2012	2011
Service cost	$50	33	26
Interest cost	101	97	98
Expected return on plan assets	(495)	(451)	(447)
Amortization of net actuarial gain	(49)	(29)	(71)
Amortization of prior service credit	(262)	(262)	(262)
Net periodic benefit income	(655)	(612)	(656)

Net (gain) loss	(2,868)	(590)	531
Prior service cost	465	-	533
Amortization of prior service credit	262	262	262
Amortization of net actuarial gain	49	29	71
Total amount recognized in other comprehensive income	(2,092)	(299)	1,397

Total amount recognized in net periodic benefit income and other comprehensive income	$(2,747)	(911)	741

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $468 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

Year	Postretirement Benefits

2014	$56
2015	59
2016	62
2017	65
2018	70
2019 - 2023	510

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2013	2012	2011
Discount rate	5.08%	4.07	5.17

The assumptions used to determine net periodic pension benefit (credit) for the years ended December 31 are as follows:

	2013	2012	2011
Discount rate	4.07%	5.17	5.62
Expected long-term rate of return on assets, net of tax	3.30	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2013 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $500 thousand impact on the accumulated postretirement benefit obligation as of December 31, 2013, while a 1% decrease would have an approximate $389 thousand impact. The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2013 would be $32 thousand for a one percentage point increase and $24 thousand for a one percentage point decrease.

(c) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income related to the retirement plan and the post-retirement benefit plan, at December 31, 2013 and 2012, respectively:

(dollars in thousands)
	December 31, 2013
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total

Change in overfunded position of pension and postretirement benefits	$(8,156)	(2,403)	(10,559)
Amortization of net actuarial gain (loss)	(516)	49	(467)
Amortization of
prior service credit	-	262	262
Total	$(8,672)	(2,092)	(10,764)

	December 31, 2012
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total

Change in overfunded position of pension and postretirement benefits	$1,834	(590)	1,244

Amortization of net actuarial gain (loss)	(335)	29	(306)

Amortization of prior service credit	-	262	262
Total	$1,499	(299)	1,200

(d) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2013	2012	2013	2012
Debt Securities	26%	29	27	28
Equity Securities	69	65	68	64
Other	5	6	5	8
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2013 and 2012, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at
		December 31, 2013 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,916	1,916	-	-
Equity mutual funds	27,296	27,296	-	-
U.S. government sponsored enterprises	5,091	-	5,091	-
Corporate bonds	4,517	-	4,517	-
Fixed income mutual funds	599	599	-	-

Total Plan Assets	$39,419	29,811	9,608	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2013 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$950	950	-	-
Equity mutual funds	12,135	12,135	-	-
U.S. government sponsored enterprises	1,020	-	1,020	-
Corporate bonds	449	-	449	-
State and political subdivisions	3,381	-	3,381	-

Total Plan Assets	$17,935	13,085	4,850	-

Retirement Plan		Fair Value Measurements at
		December 31, 2012 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,114	2,114	-	-
Equity mutual funds	22,599	22,599	-	-
U.S. government sponsored enterprises	4,574	-	4,574	-
Corporate bonds	4,626	-	4,626	-
Fixed income mutual funds	671	671	-	-

Total Plan Assets	$34,584	25,384	9,200	-

Postretirement Benefits		Fair Value Measurements at
		December 31, 2012 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,148	1,148	-	-
Equity mutual funds	9,718	9,718	-	-
State and political subdivisions	4,160	-	4,160	-

Total Plan Assets	$15,026	10,866	4,160	-

At December 31, 2013 and 2012, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2013 and 2012.

The Company made contributions of $3.0 million to its pension plan during 2012. No contributions were made in 2013.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2014.

(e) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2013, 2012 or 2011 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $657 thousand for 2013, $601 thousand in 2012 and $461 thousand in 2011.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.0 million, $1.6 million and $1.3 million in 2013, 2012 and 2011, respectively.

In prior years, the Company awarded 3.2 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2013, the weighted average strike price of each unit was $7.95.

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

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2013 and changes during the year then ended, are as follows:

	Outstanding Options			Exercisable Options
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
		Exercise	Contractual		Exercise	Contractual
	Shares	Price	Life	Shares	Price	Life
Balance, January 1, 2013	2,892,000	$9.58		2,144,600	$11.01
New options awarded-2013	281,500	7.05		-	0.00
Expired options - 2013	-	0.00		-	0.00
Cancelled options-2013	-	0.00		-	0.00
Exercised options - 2013	(14,700)	5.15		(14,700)	5.15
Options became exercisable	-	0.00		234,600	6.25
Balance, December 31, 2013	3,158,800	$9.54	5.1 years	2,364,500	$10.78	3.4 years

At December 31, 2013, the intrinsic value of outstanding stock options and vested stock options was approximately $1.2 million and $397 thousand, respectively. The Company expects all unvested options to vest according to plan provisions.

During 2013, 15 thousand stock options were exercised. The intrinsic value and related tax benefits of stock options exercised in 2013 was not material.  No stock options were exercised in 2012 or 2011. It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $600 thousand at December 31, 2013. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.9 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2013, 2012 and 2011 estimated using the Black-Scholes option pricing model, was $1.08, $0.76 and $0.98, respectively. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2013, 2012 and 2011 are detailed in the table below:

	2013	2012
	Employees'	Employees'
	Plan	Plan
Expected dividend yield	3.72%	5.08
Risk-free interest rate	1.45	0.80
Expected volatility rate	25.83	30.18
Expected lives	5.0 years	5.0 years

	2011
	Employees'	Directors'
	Plan	Plan
Expected dividend yield	5.11%	5.11
Risk-free interest rate	1.90	1.59
Expected volatility rate	26.64	28.50
Expected lives	7.5 years	6.0 years

During 2011, the Company issued 99 thousand restricted common shares to certain eligible executive officers and another seven thousand restricted common shares to its board of directors. The restricted share awards hold the same voting powers as the Company’s common stock and become 100% vested after three years based upon a cliff-vesting schedule. The shares are also eligible to receive nonforfeitable dividend payments. The fair value of these awards was $5.14 per restricted share, the fair value of the Company’s common stock on the grant date. During 2013, 2012 and 2011, the Company recognized approximately $170 thousand, $170 thousand and $28 thousand in stock based compensation expense related to the employee awards, respectively.  In addition, the Company recognized approximately $12 thousand, $12 thousand and $2 thousand related to the director awards, respectively. Unrecognized stock-based compensation expense related to the outstanding restricted shares totaled $151 thousand, $333 thousand and $515 thousand at December 31, 2013, 2012 and 2011, respectively. At December 31, 2013, 2012 and 2011, all of the awards were unvested. The weighted average period over which the unrecognized expense is expected to be recognized was one year at December 31, 2013, two years as of December 31, 2012 and three years at December 31, 2011.

The 2013 activity for the restricted common shares was as follows:

Restricted common shares
		Weighted
		Average
	Shares	Price

Balance, December 31, 2012	106,000	$5.14
New awards granted	-	0.00
Awards became vested	-	0.00
Balance, December 31, 2013	106,000	$5.14

(g) Stock Based Compensation Plans-Liability Awards

Liability awards are types of stock based compensation that can be settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service based and performance based liability awards in 2013 and 2012.

     The activity for service based awards during 2013 was as follows:

Restricted share units

		Weighted
		Average
	Units	Price

Balance, December 31, 2012	82,500	$5.17
New awards granted	51,250	7.05
Awards became vested	-	0.00
Balance, December 31, 2013	133,750	$5.89

Service Based Awards:  During 2013 and 2012, the Company issued restricted share units to certain eligible officers, executives and its board of directors. The restricted share units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of stock based compensation expense recognized, is based on the fair value of the Company’s stock. During 2013 and 2012, the Company recognized approximately $230 thousand and $23 thousand, respectively, in stock based compensation expense related to these awards.  Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $710 thousand at December 31, 2013. At December 31, 2013 all of the awards were unvested. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 30 months as of December 31, 2013.

The liability related to service based liability awards totaled $253 thousand and $23 thousand at December 31, 2013 and 2012, respectively.

     The activity for performance based awards during 2013 was as follows:

Performance share units

		Weighted
		Average
	Units	Price

Balance, December 31, 2012	65,000	$5.17
New awards granted	81,500	7.05
Awards became vested	-	0.00
Balance, December 31, 2013	146,500	$6.22

Performance Based Awards:  During 2013 and 2012, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of stock based compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2012, the Company expects to exceed its required performance criteria and therefore has adjusted its calculation for the increased number of units that would be settled in cash upon vesting. For units granted in 2013, the Company expects to meet its required performance criteria.  During 2013 and 2012, the Company recognized approximately $239 thousand and $19 thousand, respectively, in stock based compensation expense related to these units. Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $910 thousand at December 31, 2013. At December 31, 2013 all of the units were unvested. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 30 months as of December 31, 2013.

The liability related to performance based liability awards totaled $258 thousand and $19 thousand at December 31, 2013 and 2012, respectively.

(h) Stock Based Compensation Expense

Stock-based compensation expense totaled $847 thousand, $447 thousand and $274 thousand in 2013, 2012 and 2011, respectively, related to the 2010 and 2004 TrustCo Bank Corp NY Stock Option Plans. In 2011, $13 thousand of stock-based compensation expense was recognized related to the 2010 Directors Stock Option Plan. No such expense was recorded in 2013 and 2012 as no stock options were granted to directors in those years.

Of the $847 thousand of stock based compensation expense recognized in 2013, $469 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $378 thousand related to equity awards.
Of the $447 thousand of stock based compensation expense recognized in 2012, $42 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $405 thousand related to equity awards.

Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying consolidated statements of income related to stock-based compensation in 2013, 2012 and 2011 was approximately $296 thousand, $156 thousand and $100 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2014	$6,860
2015	6,493
2016	6,295
2017	5,979
2018	5,719
2019 and after	42,429
$73,775

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $5.1 million for 2013, 2012 and 2011. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2018.

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

A reconciliation of the component parts of earnings per share for 2013, 2012 and 2011 follows:

(dollars in thousands, except per share data)

	2013	2012	2011

For the years ended December 31:
Net income	$39,812	37,534	33,087

Less: Net income allocated to participating securities	45	43	5

Net income allocated to common shareholders	$39,767	37,491	33,082
Basic EPS:

Distributed earnings allocated to common stock	$24,745	24,607	22,389

Undistributed earnings allocated to common stock	15,022	12,884	10,693

Net income allocated to common shareholders	$39,767	37,491	33,082

Weighted average common shares outstanding including participating securities	94,266	93,739	85,086
Less: Participating securities	106	106	14
Weighted average common shares	94,160	93,633	85,072

Basic EPS	$0.422	0.400	0.389

Diluted EPS:

Net income allocated to common shareholders	$39,767	37,491	33,082

Weighted average common shares for basic EPS	94,160	93,633	85,072
Effect of Dilutive Securities:
Stock Options	46	4	-

Weighted average common shares including potential dilutive shares	94,206	93,637	85,072

Diluted EPS	$0.422	0.400	0.389

As of December 31, 2013, 2012 and 2011, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 2.5 million, 2.9 million, and 2.8 million, respectively. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2013 and 2012, was $430.3 million and $388.2 million, respectively. Approximately 79% and 84% of these commitments were for variable rate products at the end of 2013 and 2012, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $6.5 million and $5.6 million at December 31, 2013 and 2012, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2013and 2012 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Securities available-for sale:
U.S. government-sponsored enterprises	$198,829	-	198,829	-
State and political subdivisions	7,758	-	7,758	-
Mortgage-backed securities and collateralized mortgage obligations - residential	532,449	-	532,449	-
Corporate bonds	10,471	-	10,471	-
Small Business Administration-guaranteed participation securities	103,029	-	103,029	-
Mortgage-backed securities and collateralized mortgage obligations - commercial	10,558	-	10,558	-
Other securities	660	10	650	-
Total securities available-for-sale	$863,754	10	863,744	-

	Fair Value Measurements at
	December 31, 2012 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Securities available-for sale:
U.S. government-sponsored enterprises	$263,108	-	263,108	-
State and political subdivisions	26,457	-	26,457	-
Mortgage-backed securities and collateralized mortgage obligations - residential	518,776	-	518,776	-
Corporate bonds	26,529	-	26,529	-
Small Business Administration-guaranteed participation securities	76,562	-	76,562
Other securities	660	10	650	-
Total securities available-for-sale	$912,092	10	912,082	-

There were no transfers between Level 1 and Level 2 in 2013 and 2012.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at
	December 31, 2013 Using:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$8,729	-	-	8,729
Impaired Loans:
Commercial real estate	1,802	-	-	1,802
Real estate mortgage - 1 to 4 family:
First mortgages	2,425	-	-	2,425
Home Equity Loans	48	-	-	48
Home Equity Lines of Credit	810	-	-	810

	Fair Value Measurements at
	December 31, 2012 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(Dollars in thousands)

Other real estate owned	$8,705	-	-	8,705
Impaired Loans:
Commercial real estate	4,690	-	-	4,690
Real estate mortgage - 1 to 4 family:
First mortgages	5,421	-	-	5,421
Home Equity Loans	67	-	-	67
Home Equity Lines of Credit	581	-	-	581

Other real estate owned, which is carried at fair value less costs to sell, approximates $8.7 million at December 31, 2013 and consisted of $5.0 million of commercial real estate and $3.7 million of residential real estate properties. A valuation charge of $2.2 million is included in earnings for the year ended December 31, 2013.

Of the total impaired loans of $29.3 million at December 31, 2013, $5.1 million are collateral dependent and have had a chargeoff taken and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2013. Gross charge-offs related to commercial impaired loans included in the table above were $761 thousand for the year ended December 31, 2013, while gross charge-offs related to residential impaired loans included in the table above amounted to $534 thousand.

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

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2013 and 2012 are as follows:

(dollars in thousands)		Fair Value Measurements at
	Carrying	December 31, 2013 Using:
	Value	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and cash equivalents	$583,044	583,044		-		-		583,044
Securities available for sale	863,754	10		863,744		-		863,754
Held to maturity securities	86,215	-		90,305		-		90,305
Federal Reserve Bank and Federal Home Loan Bank stock	10,500	N/	A	N/	A	N/	A	N/	A
Net loans	2,861,095	-		-		2,910,940		2,910,940
Accrued interest receivable	11,198	-		3,452		7,746		11,198
Financial liabilities:
Demand deposits	318,456	318,456		-		-		318,456
Interest bearing deposits	3,608,615	2,477,567		1,132,025		-		3,609,592
Short-term borrowings	204,162	-		204,162		-		204,162
Accrued interest payable	468	101		367		-		468
(dollars in thousands)		Fair Value Measurements at
	Carrying	December 31, 2012 Using:
	Value	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and cash equivalents	$544,016	544,016		-		-		544,016
Securities available for sale	912,092	10		912,082		-		912,092
Held to maturity securities	143,426	-		151,126		-		151,126
Federal Reserve Bank and Federal Home Loan Bank stock	9,632	N/	A	N/	A	N/	A	N/	A
Net loans	2,636,806	-		-		2,771,705		2,771,705
Accrued interest receivable	11,752	-		4,114		7,638		11,752
Financial liabilities:
Demand deposits	300,544	300,544		-		-		300,544
Interest bearing deposits	3,503,649	2,426,170		1,079,663		-		3,505,833
Short-term borrowings	159,846	-		159,846		-		159,846
Accrued interest payable	449	103		346		-		449

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

Securities Held to Maturity

Similar to securities available for sale described previously, the fair value of securities held to maturity are determined utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. The Company does not have any securities that would be designated as level 3.

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

(14) Regulatory Capital Requirements

The Bank is subject to two overlapping sets of regulatory capital requirements, which require the Bank to maintain minimum levels of regulatory capital. Under the tangible, core/leverage and risk-based requirements in effect at December 31, 2013 and 2012, Trustco Bank was required to maintain a minimum tangible capital of 1.50% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

Federal banking regulations also establish a “prompt corrective action” capital framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.00% (based on total adjusted quarterly assets), a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. An institution is adequately capitalized if it has a leverage ratio of at least 4.00% (3.00% for the most highly rated institutions); a Tier 1 risk-based capital ratio of 4.00% or greater and a total risk-based capital ratio of 8.00% or greater. An institution is “undercapitalized” if it does not achieve the ratios to be considered to be adequately captitalized.

The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

As of December 31, 2013 and 2012, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution’s financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2013 and 2012, for Trustco Bank:

(dollars in thousands)	As of December 31, 2013		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$365,954	8.07%	5.00%	4.00%
Tier 1 risk-based capital	365,954	16.34	6.00	4.00
Total risk-based capital	394,200	17.60	10.00	8.00

(dollars in thousands)	As of December 31, 2012		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$349,580	8.05%	5.00%	4.00%
Tier 1 risk-based capital	349,580	16.35	6.00	4.00
Total risk-based capital	376,565	17.62	10.00	8.00

*Regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized

TrustCo is not currently subject to formal capital requirements; however, under the Dodd-Frank Act, it will become subject to Federal Reserve regulations requiring minimum capital requirements in July 2015. The following is a summary of actual capital amounts and ratios as of December 31, 2013 and 2012 for TrustCo on a consolidated basis, with the calculations done on the same basis as for Trustco Bank.

(dollars in thousands)	As of December 31, 2013
	Amount	Ratio

Leverage capital	$375,063	8.27%
Tier 1 risk-based capital	375,063	16.74
Total risk-based capital	403,317	18.00

	As of December 31, 2012
	Amount	Ratio

Leverage capital	$356,687	8.21%
Tier 1 risk-based capital	356,687	16.68
Total risk-based capital	383,678	17.94

In July 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other matters, the rule establishes a new common equity Tier 1 minimum capital requirement of 4.50% of risk-weighted assets, increases the minimum Tier 1 capital to risk-based assets requirement from 4.00% to 6.00% of risk-weighted assets, changes the risk-weightings of certain assets, creates an additional capital conservation buffer over the required capital ratios and changes what qualifies as capital for purposes of meeting the various capital requirements. The implementation of the new rule will begin for TrustCo on January 1, 2015.

(15) Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	For the year ended 12/31/13
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	Year	Balance at
	12/31/2012	Reclassifications	Income	ended 12/31/13	12/31/2013

Net unrealized holding gain (loss) on securities available for sale, net of tax	$3,755	(20,860)	(973)	(21,833)	(18,078)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(2,506)	6,349	-	6,349	3,843
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	309	-	123	123	432
Accumulated other comprehensive income (loss), net of tax	$1,558	(14,511)	(850)	(15,361)	(13,803)

	For the year ended 12/31/12
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	Year	Balance at
	12/31/2011	Reclassifications	Income	ended 12/31/12	12/31/2012

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(1,018)	6,070	(1,297)	4,773	3,755
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(1,758)	(748)	-	(748)	(2,506)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	283	-	26	26	309
Accumulated other comprehensive income (loss), net of tax	$(2,493)	5,322	(1,271)	4,051	1,558

	For the year ended 12/31/11
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	Year	Balance at
	12/31/2010	Reclassifications	Income	ended 12/31/11	12/31/2011

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(5,607)	5,446	(857)	4,589	(1,018)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	1,100	(2,858)	-	(2,858)	(1,758)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	388	-	(105)	(105)	283
Accumulated other comprehensive income (loss), net of tax	$(4,119)	2,588	(962)	1,626	(2,493)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011:

	Years Ended			Affected
	December 31,			Line Item
	2013	2012	2011	in Statements
Unrealized gains (losses) on securities available for sale

Realized gain on securities transactions	$1,622	2,161	1,428	Net gain on securities transactions
Income tax expense	(649)	(864)	(571)	Income taxes
Net of tax	973	1,297	857

Amortization of pension and postretirement benefit items

Amortization of net actuarial loss	(467)	(306)	(85)	Salaries and employee benefits
Amortization of prior service credit	262	262	262	Salaries and employee benefits
Income tax benefit	82	18	(72)	Income taxes
Net of tax	(123)	(26)	105

Total reclassifications, net of tax	$850	1,271	962

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

(17) Building Held for Sale

During July 2013, Trustco entered into an agreement to sell a building that was to be used as the regional operations center in Florida to a third party purchaser for approximately $5.0 million.  As of December 31, 2013, the carrying value of the building was approximately $3.2 million and the building was held for sale and included in Other Assets in the Consolidated Statement of Financial Condition.  The sale occurred during the first quarter of 2014 and the Company recognized a gain of $1.6 million.

(18) Recent Accounting Pronouncements

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

(19) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2013	2012	2011

Dividends and interest from subsidiaries	$24,491	24,475	19,635
Net gain on securities transactions	-	-	45
Income from other investments	-	-	1
Total income	24,491	24,475	19,681
Expense:
Operating supplies	81	105	86
Professional services	491	296	362
Miscellaneous expense	1,042	737	555
Total expense	1,614	1,138	1,003
Income before income taxes and subsidiaries'undistributed earnings	22,877	23,337	18,678
Income tax benefit	(548)	(364)	(174)
Income before subsidiaries'undistributed earnings	23,425	23,701	18,852
Equity in undistributed earnings of subsidiaries	16,387	13,833	14,235
Net income	$39,812	37,534	33,087

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2013	2012
Cash in subsidiary bank	$15,263	12,950
Investments in subsidiaries	352,717	351,704
Securities available for sale	10	10
Other assets	227	178
Total assets	368,217	364,842
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	6,404	6,044
Total liabilities	6,404	6,044
Shareholders' equity	361,813	358,798
Total liabilities and shareholders'equity	$368,217	364,842

Statements of Cash Flows

(dollars in thousands)		Years Ended December 31,
	2013	2012	2011

Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$39,812	37,534	33,087
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(16,387)	(13,833)	(14,235)
Stock based compensation expense	378	405	287
Net gain on securities transactions	-	-	(45)
Net change in other assets and accrued expenses	277	(158)	(232)
Total adjustments	(15,732)	(13,586)	(14,225)
Net cash provided by operating activities	24,080	23,948	18,862
Cash flows from investing activities:
Proceeds from sale of securities available for sale	-	-	372
Investment in bank subsidiary	-	-	(67,000)
Purchases of securities available for sale	-	-	(68)
Net cash used in investing activities	-	-	(66,696)
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	36	-	-
Dividends paid	(24,711)	(24,574)	(21,320)
Net proceeds from common stock offering	-	-	67,578
Proceeds from sales of treasury stock	2,908	2,913	2,900
Net cash provided by (used in) financing activities	(21,767)	(21,661)	49,158
Net increase in cash and cash equivalents	2,313	2,287	1,324
Cash and cash equivalents at beginning of year	12,950	10,663	9,339
Cash and cash equivalents at end of year	$15,263	12,950	10,663

Branch Locations

New York

Airmont Office	Central Ave. Office	Exit 8/Crescent Rd. Office
327 Route 59 East	40 Central Ave.	1532 Crescent Rd.
Airmont, NY	Albany, NY	Clifton Park, NY
Telephone: (845) 357-2435	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Altamont Ave. Office	Chatham Office	Exit 11 Office
1400 Altamont Ave.	193 Hudson Ave.	43 Round Lake Rd.
Schenectady, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 356-1317	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Altamont Ave. West Office	Clifton Country Road Office	Fishkill Office
1900 Altamont Ave.	7 Clifton Country Rd.	1545 Route 52
Rotterdam, NY	Clifton Park, NY	Fishkill, NY
Telephone: (518) 355-1900	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ardsley Office	Clifton Park Office	Freemans Bridge Rd. Office
33-35 Center St.	1018 Route 146	1 Sarnowski Dr.
Ardsley, NY	Clifton Park, NY	Glenville, NY
Telephone: (914) 693-3254	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Ballston Spa Office	Cobleskill Office	Glenmont Office
235 Church Ave.	104 Merchant Pl.	380 Route 9W
Ballston Spa, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 885-1561	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Balltown Road Office	Colonie Office	Glens Falls Office
1475 Balltown Rd.	1892 Central Ave.	100 Glen St.
Niskayuna, NY	Colonie Plaza, Albany, NY	Glens Falls, NY
Telephone: (518) 377-2460	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Brandywine Office	Crestwood Plaza Office	Greenwich Office
1048 State St.	415 Whitehall Rd.	131 Main St.
Schenectady, NY	Albany, NY	Greenwich, NY
Telephone: (518) 346-4295	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Briarcliff Manor Office	Delmar Office	Guilderland Office
75 North State Rd.	167 Delaware Ave.	3900 Carman Rd.
Briarcliff Manor, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 762-7133	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Brunswick Office	East Greenbush Office	Halfmoon Office
740 Hoosick Rd.	501 Columbia Tpk.	215 Guideboard Rd.
Troy, NY	Rensselaer, NY	Country Dollar Plaza
Telephone: (518) 272-0213	Telephone: (518) 479-7233	Halfmoon, NY
Telephone: (518) 371-0593
Campbell West Plaza Office	Elmsford Office
141 West Campbell Rd.	100 Clearbrook Rd.	Hartsdale Office
Rotterdam, NY	Elmsford, NY	220 East Hartsdale Ave.
Telephone: (518) 377-2393	Telephone: (914) 345-1808	Hartsdale, NY
Telephone: (914) 722-2640

Highland Office	Malta 4 Corners Office	Newton Plaza Office
3580 Route 9W	2471 Route 9	602 New Loudon Rd.
Highland, NY	Malta, NY	Latham, NY
Telephone: (845) 691-7023	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hoosick Falls Office	Mamaroneck Office	Niskayuna-Woodlawn Office
47 Main St.	180-190 East Boston Post Rd.	3461 State St.
Hoosick Falls, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 686-5352	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Hudson Office	Mayfair Office	Northern Pines Road Office
507 Warren St.	286 Saratoga Rd.	649 Maple Ave.
Hudson, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (518) 828-9434	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Hudson Falls Office	Mechanicville Office	Nyack Office
3750 Burgoyne Ave.	9 Price Chopper Plaza	21 Route 59
Hudson Falls, NY	Mechanicville, NY	Nyack, NY
Telephone: (518) 747-0886	Telephone: (518) 664-1059	Telephone: (845) 353-2035

Katonah Office	Milton Office	Peekskill Office
18 Woods Bridge Road	2 Trieble Ave.	20 Welcher Ave.
Katonah, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (914) 666-6230	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Kingston Office	Monroe Office	Pelham Office
1220 Ulster Ave.	791 Route 17M	132 Fifth Ave.
Kingston, NY	Monroe, NY	Pelham, NY
Telephone: (845) 336-5372	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Lake George Office	Mont Pleasant Office	Pomona Office
2160 Route 9L	959 Crane St.	1581 Route 202
Lake George, NY	Schenectady, NY	Pomona, NY
Telephone: (518) 668-2352	Telephone: (518) 346-1267	Telephone: (845) 354-0176

Latham Office	Mt. Kisco Office	Poughkeepsie Office
1 Johnson Rd.	222 East Main St.	2656 South Rd.
Latham, NY	Mt. Kisco, NY	Poughkeepsie, NY
Telephone: (518) 785-0761	Telephone: (914) 666-2362	Telephone: (845) 485-6419

Loudon Plaza Office	New City Office	Queensbury Office
372 Northern Blvd.	20 Squadron Blvd.	118 Quaker Rd.
Albany, NY	New City, NY	Suite 1
Telephone: (518) 462-6668	Telephone: (845) 634-4571	Queensbury, NY
Telephone: (518) 798-7226
Madison Ave. Office	New Scotland Office
1084 Madison Ave.	301 New Scotland Ave.	Red Hook Office
Albany, NY	Albany, NY	4 Morgans Way
Telephone: (518) 489-4711	Telephone: (518) 438-7838	Red Hook, NY
Telephone: (845) 752-2224

Rotterdam Office	State St. Albany Office	Wappingers Falls Office
Curry Road Shopping Center	112 State St.	1490 Route 9
Schenectady, NY	Albany, NY	Wappingers Falls, NY
Telephone: (518) 355-8330	Telephone: (518) 436-9043	Telephone: (845) 298-9315

Route 2 Office	State St. Schenectady - Main Office	West Sand Lake Office
201 Troy-Schenectady Rd.	320 State St.	3690 NY Route 43
Latham, NY	Schenectady, NY	West Sand Lake, NY
Telephone: (518) 785-7155	Telephone: (518) 381-3831	Telephone: (518) 674-3327

Route 7 Office	Stuyvesant Plaza Office	Wilton Mall Office
1156 Troy-Schenectady Rd.	Western Ave. at Fuller Rd.	Route 50
Latham, NY	Albany, NY	Saratoga Springs, NY
Telephone: (518) 785-4744	Telephone: (518) 489-2616	Telephone: (518) 583-1716

Saratoga Office	Tanners Main Office	Wolf Road Office
34 Congress St.	345 Main St.	34 Wolf Rd.
Saratoga Springs, NY	Catskill, NY	Albany, NY
Telephone: (518) 587-3520	Telephone: (518) 943-2500	Telephone: (518) 458-7761

Schaghticoke Office	Tanners West Office	Wynantskill Office
2 Main St.	238 West Bridge St.	134-136 Main St.
Schaghticoke, NY	Catskill, NY	Wynantskill, NY
Telephone: (518) 753-6509	Telephone: (518) 943-5090	Telephone: (518) 286-2674

Scotia Office	Troy Office	Florida
123 Mohawk Ave.	5th Ave. and State St.
Scotia, NY	Troy, NY	Alafaya Woods Office
Telephone: (518) 372-9416	Telephone: (518) 274-5420	1500 Alafaya Trl.
Oviedo, FL
Sheridan Plaza Office	Union Street East Office	Telephone: (407) 359-5991
1350 Gerling St.	1700 Union St.
Schenectady, NY	Schenectady, NY	Aloma Office
Telephone: (518) 377-8517	Telephone: (518) 382-7511	4070 Aloma Ave.
Winter Park, FL
Slingerlands Office	Upper Union Street Office	Telephone: (407) 677-1969
1569 New Scotland Rd.	1620 Union St.
Slingerlands, NY	Schenectady, NY	Apollo Beach Office
Telephone: (518) 439-9352	Telephone: (518) 374-4056	205 Apollo Beach Blvd.
Apollo Beach, FL
South Glens Falls Office	Ushers Road Office	Telephone: (813) 649-0460
133 Saratoga Rd.	308 Ushers Rd.
Suite 1	Ballston Lake, NY	Apopka Office
South Glens Falls, NY	Telephone: (518) 877-8069	1134 North Rock Springs Rd.
Telephone: (518) 793-7668		Apopka, FL
	Valatie Office	Telephone: (407) 464-7373
State Farm Road Office	2929 Route 9
2050 Western Ave.	Valatie, NY
Guilderland, NY	Telephone: (518) 758-2265
Telephone: (518) 452-6913

Avalon Park Office	Englewood Office	Leesburg Office
3662 Avalon Park East Blvd.	2930 South McCall Rd.	1330 Citizens Blvd.
Orlando, FL	Englewood, FL	Suite 101
Telephone: (407) 380-2264	Telephone: (941) 460-0601	Leesburg, FL
Telephone: (352) 365-1305
BeeLine Center Office	Gateway Commons Office
10249 South John Young Pkwy.	1525 East Osceola Pkwy.	Longwood Office
Suite 101	Suite 120	1400 West State Rd. 434
Orlando, FL	Kissimmee, FL	Longwood, FL
Telephone: (407) 240-0945	Telephone: (407) 932-0398	Telephone: (407) 339-3396

Bradenton Office	Goldenrod Office	Maitland Office
5858 Cortez Rd. West	7803 East Colonial Rd.	9400 US Route 17/92
Bradenton, FL	Suite 107	Suite 101
Telephone: (941) 792-2604	Orlando, FL	Maitland, FL
	Telephone: (407) 207-3773	Telephone: (407) 332-6071
Colonial Drive Office
4450 East Colonial Dr.	Juno Beach Office	Melbourne Office
Orlando, FL	14051 US Highway 1	2481 Croton Rd.
Telephone: (407) 895-6393	Juno Beach, FL	Melbourne, FL
	Telephone: (561) 630-4521	Telephone: (321) 752 0446
Curry Ford Road Office
3020 Lamberton Blvd.	Lady Lake Office	North Clermont Office
Suite 116	873 North US Highway 27/441	12302 Roper Blvd.
Orlando, FL	Lady Lake, FL	Clermont, FL
Telephone: (407) 277-9663	Telephone: (352) 205-8893	Telephone: (352) 243-2563

Curry Ford West Office	Lake Mary Office	Orange City Office
2838 Curry Ford Rd.	350 West Lake Mary Blvd.	902 Saxon Blvd.
Orlando, FL	Sanford, FL	Suite 101
Telephone: (407) 893-9878	Telephone: (407) 330-7106	Orange City, FL
Telephone: (386) 775-1392
Davenport Office	Lake Square Office
2300 Deer Creek Commons Ln.	10105 Route 441	Ormond Beach Office
Suite 600	Leesburg, FL	115 North Nova Rd.
Davenport, FL	Telephone: (352) 323-8147	Ormond Beach, FL
Telephone: (863) 424-9493		Telephone: (386) 256-3813
Lee Road Office
Dean Road Office	1084 Lee Rd.	Osprey Office
3920 Dean Rd.	Suite 11	1300 South Tamiami Trl.
Orlando, FL	Orlando, FL	Osprey, FL
Telephone: (407) 657-8001	Telephone: (407) 532-5211	Telephone: (941) 918-9380

Downtown Orlando Office	Lee Vista Office	Oviedo Office
415 East Pine St.	8288 Lee Vista Blvd.	1875 West County Rd. 419
Orlando, FL	Suite E	Suite 600
Telephone: (407) 422-7129	Orlando, FL	Oviedo, FL
	Telephone: (321) 235-5583	Telephone: (407) 365-1145
East Colonial Office
12901 East Colonial Dr.		Pleasant Hill Commons Office
Orlando, FL		3307 South Orange Blossom Trl.
Telephone: (407) 275-3075		Kissimmee, FL
Telephone: (407) 846-8866

Port Orange Office	Westwood Plaza Office	Massachusetts
3751 Clyde Morris Blvd.	4942 West State Route 46
Port Orange, FL	Suite 1050	Allendale Office
Telephone: (386) 322-3730	Sanford, FL	5 Cheshire Rd.
	Telephone: (407) 321-4925	Suite 18
Rinehart Road Office		Pittsfield, MA
1185 Rinehart Rd.	Windermere Office	Telephone: (413) 236-8400
Sanford, FL	2899 Maguire Rd.
Telephone: (407) 268-3720	Windermere, FL	Telephone: (413) 243-4300
	Telephone: (407) 654-0498	Great Barrington Office
Sarasota Office		326 Stockbridge Rd.
2704 Bee Ridge Rd.	Winter Garden Office	Great Barrington, MA
Sarasota, FL	16118 Marsh Rd.	Telephone: (413) 644-0054
Telephone: (941) 929-9451	Winter Garden, FL
	Telephone: (407) 654-4609	Lee Office
South Clermont Office		43 Park St.
16908 High Grove Blvd.	Winter Haven Office	Lee, MA
Clermont, FL	7476 Cypress Gardens Blvd. Southeast	Telephone: (413) 243-4300
Telephone: (352) 243-9511	Winter Haven, FL
	Telephone: (863) 326-1918	Pittsfield Office
Sun City Center		1 Dan Fox Dr.
4441 Sun City Center	Winter Springs Office	Pittsfield, MA
Sun City Center, FL	851 East State Route 434	Telephone: (413) 442-1330
Telephone: (813) 633-1468	Winter Springs, FL
	Telephone: (407) 327-6064	New Jersey
Sweetwater Office
671 North Hunt Club Rd.		Northvale Office
Longwood, FL		220 Livingston St.
Telephone: (407) 774-1347		Northvale, NJ
Telephone: (201) 750-1501
Tuskawilla Road Office
1295 Tuskawilla Rd.		Ramsey Office
Suite 10		385 North Franklin Tpk.
Winter Springs, FL		Ramsey, NJ
Telephone: (407) 695-5558		Telephone: (201) 934-1429

Venice Office		Vermont
2057 South Tamiami Trl.
Venice, FL		Bennington Office
Telephone: (941) 496-9100		215 North St.
Bennington, VT
Telephone: (802) 447-4952

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND	Dennis A. De Gennaro, President
CHIEF EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Joseph A. Lucarelli, President
EXECUTIVE VICE PRESIDENT AND	Traditional Builders
CHIEF FINANCIAL OFFICER	Residential Construction
Robert T. Cushing	Chairman, TrustCo Bank Corp NY
Thomas O. Maggs, President
EXECUTIVE VICE PRESIDENT AND	Maggs & Associates
CHIEF BANKING OFFICER	Insurance Agency
Scot R. Salvador	Anthony J. Marinello, M.D., Ph.D.
Physician
SECRETARY	Robert A. McCormick
Robert M. Leonard	Retired Chairman
TrustCo Bank Corp NY
TREASURER	Robert J. McCormick,
Eric W. Schreck	President and Chief Executive Officer
TrustCo Bank Corp NY
ASSISTANT SECRETARIES	William D. Powers, Partner
Sharon J. Parvis	Powers & Co., LLC
Thomas M. Poitras	Consulting
William J. Purdy, President
Directors of TrustCo Bank Corp NY	Welbourne & Purdy Realty, Inc.
are also Directors of Trustco Bank	Real Estate

HONORARY DIRECTORS

Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF
EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT	EXECUTIVE VICE PRESIDENT	EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER	AND CHIEF BANKING OFFICER	Robert M. Leonard
Robert T. Cushing	Scot R. Salvador

ACCOUNTING/FINANCE	BRANCH ADMINISTRATION	FACILITIES/ GENERAL
Administrative Vice President	Senior Vice President/	SERVICES
Michael M. Ozimek	Florida Regional President	Vice President
Vice President	Eric W. Schreck	Michelle L. Simmonds
Daniel R. Saullo	Regional Administrators	Officer
Interest Rate Risk Vice President	Amy E. Anderson	Joseph N. Marley
Kevin T. Timmons	Takla A. Awad
	Clint M. Mallard	LENDING
APPRAISALS	Assistant Vice Presidents	Administrative Vice President
Officer	Carly K. Batista	Michael J. Lofrumento
Lara Ann Gough	Ajay D. Murthy	Vice Presidents
Patrick M. Canavan
COLLECTIONS/ OPERATIONS	FINANCIAL SERVICES	John R. George
Senior Vice President	DEPARTMENT	Officers
Kevin M. Curley	Administrative Vice President	Daniel A. Centi
Vice President	Patrick J. LaPorta, Esq.	Bradley T. Delarm
Michael V. Pitnell	Vice President	Jamie A. Mattison
Officer	Michael J. Ewell	James M. Poole
Stacy L. Marble	Assistant Vice President	Ryan J. Vandenburgh
Richard W. Provost
COMPLIANCE	Officers	PERSONNEL
Administrative Vice President	Michael D. Bates	Vice President
Thomas M. Poitras	Nathan W. Crowder	Mary-Jean Riley
Assistant Vice President	Kevin T. Smith
Jennifer L. Meadows		QUALITY CONTROL/
Officer	LOAN REVIEW	TRAINING
James A.P. McCarthy, Esq.	Assistant Vice President	Vice President
	Paul R. Steenburgh	Sharon J. Parvis
INFORMATION TECHNOLOGY		Officer
Director of Technology	MARKETING	Joseph M. Rice
Volney R. LaRowe	Officer
Adam E. Roselan
AUDITOR
Kenneth E. Hughes, Jr.

General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 22, 2014	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
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

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2013 upon written request. Requests and related inquiries should be directed to Kevin Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 13,176 shareholders of record of TrustCo common stock as of February 28, 2014.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in SNL’s coverage universe. The index included 444 companies as of February 11, 2014. A list of the component companies can be obtained by contacting TrustCo. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.