Form 10-K, Exhibit 13
period 2014-12-31
TRUSTCO BANK CORP N Y
filed 2015-03-06
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” “TrustCo” or the “Bank”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank, operates 144 community banking offices and 156 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 31 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2014		2013		Percent Change
Income:
Net interest income (Taxable Equivalent)	$141,583		$136,094		4.03%
Net Income	44,193		39,812		11.00
Per Share:
Basic earnings	0.467		0.422		10.66
Diluted earnings	0.466		0.422		10.43
Tangible book value at period end	4.14		3.82		8.38
Average Balances:
Assets	4,574,941		4,422,393		3.45
Loans, net	3,014,156		2,771,663		8.75
Deposits	3,978,968		3,863,420		2.99
Shareholders' equity	382,810		356,979		7.24
Financial Ratios:
Return on average assets	0.97%		0.90%		7.78
Return on average equity	11.54		11.15		3.50
Consolidated tier 1 capital to:
Total assets (leverage)	8.55		8.27		3.39
Risk-adjusted assets	17.04		16.74		1.79
Total capital to risk-adjusted assets	18.30		18.00		1.67
Net loans charged off to average loans	0.22		0.26		(17.30)
Allowance for loan losses to nonperforming loans	1.36	x	1.10	x	23.82
Efficiency ratio	52.60%		52.78%		0.34
Dividend Payout ratio	56.30		62.19		(9.47)

Per Share information of common stock

				Tangible	Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2014
First quarter	$0.116	$0.116	$0.0656	$3.93	$7.33	$6.20
Second quarter	0.125	0.125	0.0656	4.06	7.19	6.35
Third quarter	0.113	0.113	0.0656	4.10	7.12	6.43
Fourth quarter	0.113	0.112	0.0656	4.14	7.50	6.42

2013
First quarter	0.097	0.097	0.0656	3.83	5.65	5.13
Second quarter	0.104	0.104	0.0656	3.69	5.74	5.14
Third quarter	0.109	0.109	0.0656	3.75	6.32	5.46
Fourth quarter	0.113	0.112	0.0656	3.82	7.67	5.85

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Average Balances, Yields and Net Interest Margins	17

Glossary of Terms	35-37

Management’s Report on Internal Control Over Financial Reporting	38

Report of Independent Registered Public Accounting Firm	39

Consolidated Financial Statements and Notes	40-94

Branch Locations	95-99

Officers and Board of Directors	100-101

General Information	102

Share Price Information	103-104

TrustCo Mission Statement:
TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President’s Message

Dear fellow shareholders,

We had great results at Trustco Bank in 2014. Net income grew 11% to $44.2 million compared to $39.8 million for 2013.  We achieved these results by staying focused on our long standing philosophy of providing exceptional products and customer service.  We also believe our strategy of diversifying the branch network in upstate New York, downstate New York and Florida has provided us with a platform for growth and opportunity for years to come.

The growth in earnings was fueled by our growth in loans.  In 2014 average loans grew by a record $242 million with the majority of the growth coming in our residential mortgage portfolio.  We are proud to provide mortgage loans to so many first time home buyers and those upgrading to a new home as their families grow.  Our employees feel that being able to help these customers and communities prosper is truly one of the most rewarding aspects of working at our Company.

Our branch network continued to grow in 2014 as we opened a total of five new offices.   Two in New York; Warrensburgh in Warren County and Amsterdam in Montgomery County.  In Florida we opened three offices, Lake Nona in Orlando, Beneva Village in Sarasota and Stuart on the Treasure coast.  As previously indicated, our plans are not to branch into new markets but to fill in our existing service areas.  In 2015 we look forward to opening our 50th branch office in the state of Florida.  Our decision to open de novo offices over ten years ago has proven to be the right strategy as average deposits per branch in 2014 increased an impressive $715 thousand over 2013.

            Deposits also showed strong growth in 2014.  Deposits ended the year over $4 billion, an increase of $105 million compared to 2013.  The majority of this growth came in the form of low cost core checking and interest-bearing checking deposits.  This type of core customer provides us with the opportunity to cross sell additional products and services.

Our performance ratios continued to show significant improvement in 2014.  Return on average equity rose 39 basis points to 11.54%.  Non-performing assets fell $11.7 million or 22% and our efficiency ratio ended 2014 at 52.6%.  These numbers are a clear illustration of our exceptional performance in 2014.

In December of 2014, Bob Cushing our Chief Financial Officer for the past 20 years, announced his retirement effective May 31, 2015.  Bob has been an outstanding employee and friend for all these years and will be missed.  We were proud to announce that Mike Ozimek has been promoted to Senior Vice President and Chief Financial Officer.  Mike has been with TrustCo for over twelve years having reported to Bob over all those years.  We anticipate a seamless transition and wish Bob well in his retirement.   We would like to also congratulate Michael Ewell, who was promoted to Administrative Vice President in 2014.

Trustco Financial Services had another exceptional year in 2014.  Assets under management increased by $78 million to $918 million during the year.  Our new Trustco Bank Credit Card was launched in the fall of 2014.  The reception has been great, especially among our customers who were looking for a low rate and service they have grown to expect at Trustco Bank.

Remaining true to our motto as “Your Home Town Bank”, in 2014 we donated financial support to over 300 charitable organizations.  From rehabbing local parks to volunteering at charitable organizations our employees have also donated thousands of hours to hundreds of local community groups.

We are excited about our future and feel that your Company is poised for increased growth and profitability for years to come.  On behalf of the board of directors and employees, we thank you for your support.

Sincerely,

Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (“Company”, or “TrustCo”), during 2014 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2014 should be read in conjunction with this review. Reclassifications are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2014 despite a challenging operating environment for banks and mixed economic conditions. Among the key accomplishments for 2014, in management’s view:

•	Net income was up 11.0% to $44.2 million in 2014 versus 2013;
•	Average loans and average deposits were up $242 million and $116 million, respectively, for 2014 compared to the prior year;
•	The average balance of non-maturity deposits grew $84 million in 2014 compared to 2013;
•	Nonperforming assets declined $11.7 million or 22.4% to $40.5 million from year-end 2013 to year-end 2014;
•	At less than 53%, the efficiency ratio remained at an industry leading level, and;
•	The regulatory capital levels of both the Company and Trustco Bank improved at December 31, 2014 relative to the prior year.

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

Return on average equity was 11.54% in 2014 compared to 11.15% in 2013, while return on average assets was 0.97% in 2014 and 0.90% in 2013.

The economic and business environment remained mixed during 2014.  Real gross domestic product (“GDP”) increased 2.4% in 2014 compared with an increase of 2.2% in 2013, based on the advance estimate published on January 30, 2015.  Though an improvement versus the prior year, growth remains well below the range exhibited during more robust periods of economic activity.  Equity markets were generally up for the full year, with most of the positive performance coming in the second half of the year.  The Dow Jones Industrial Average was up 7.5%, the S&P 500 was up 11.4% and the Russell 2000 index was up 3.5%. United States Treasuries saw significant price changes over the course of 2014, with the slope of the yield curve shifting considerably.  Yields on maturities on the short end of the curve (through the 3 year point) moved higher during the year; for example the two year Treasury rose from 0.38% to 0.67% from year-end 2013 to year-end 2014.  From the five year point on out, yields declined, including the ten year falling from 3.04% at the end of 2013 to 2.17% at the end of 2014.  Overseas markets experienced more mixed conditions during 2014, with modest improvements in some areas but with slower growth in other areas, including China, and deterioration in much of Europe. Despite gains in equity markets and some modest improvements in parts of the economy, the underlying economy of the United States continued to face many significant challenges.  Employment increased and the unemployment rate declined, although labor force participation remains weak.  Wage growth also remains weak, with much of the new job creation coming in low wage jobs.  Economic conditions vary significantly over geographic areas, with strength concentrated in and around major population centers on the coasts and in certain areas where economic activity has been driven by a specific factor, such as hydro fracking in the Bakken Shale region of North Dakota.   The unprecedented intervention by governments in markets and attempts to stimulate the economy, including the sharp easing of monetary policy during 2007-2008 are now in the early stages of being stabilized, and eventually reversed. Finally, the impact of regulatory changes that have been enacted has only partly been felt at this point, and we expect that these changes will continue to impact the banking industry going forward. These regulatory changes have added significant operating expense and operational burden and fundamentally changed the way banks conduct business in many ways.

TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice. TrustCo has not engaged in the types of high risk loans and investments that led to the widely reported problems in the industry in recent years. A number of major competitors of the Company were severely impacted by these issues. While we continue to adhere to prudent underwriting standards, as a lender, we may be adversely impacted by general economic weaknesses and by a downturn in the housing market in the areas we serve.

Overview

2014 results were marked by growth in the two key drivers of the Company’s long-term performance: deposits and loans. Deposits ended 2014 at $4.03 billion, an increase of $105.2 million or 2.7% from the prior year end, and the loan portfolio grew to a total of $3.16 billion, an increase of $249.5 million or 8.6% over the 2013 year-end balance. The year-over-year increases in deposits and loans reflect the success the Company has had in attracting customers to the Bank, both in new branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.  The flexibility of the Company’s balance sheet also contributed to bottom line growth as a portion of the Company’s liquid investment portfolio was redeployed into higher yielding loans.

TrustCo recorded net income of $44.2 million or $0.466 of diluted earnings per share for the year ended December 31, 2014, compared to $39.8 million or $0.422 of diluted earnings per share for the year ended December 31, 2013. This represents an increase of 11.0% in net income and 10.4% in diluted earnings per share between 2013 and 2014.

During 2014, the following had a significant effect on net income:

•	an increase of $5.7 million in net interest income from 2013 to 2014 as a result of 3.5% growth in average interest earning assets, coupled with a 2 basis point improvement in the net interest margin to 3.16%,
•	a decrease in the provision for loan losses from $7.0 million in 2013 to $5.1 million in 2014,
•	an increase of $1.0 million in non-interest income (excluding net gain on sales of securities) in 2014 as compared to 2013, which included a gain of $1.6 million on the sale of a property in Florida that was to be used as a regional headquarters,
•	the recognition of net gains on securities transactions of $717 thousand in 2014 compared to net securities gains of $1.6 million recorded in 2013,
•	a $2.6 million decline in other real estate expenses (net), which included a gain of $2.4 million on the sale of one property that was recorded in the second quarter of 2014, and
•	an increase of $3.7 million in income tax expense from $23.7 million in 2013 to $27.4 million in 2014.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2014 and 2013, including:

•	return on average equity of 11.54% for 2014 and 11.15% for 2013, compared to medians of 8.67% in 2014 and 8.97% in 2013 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion, and
•	an efficiency ratio of 52.60% for 2014 and 52.78% for 2013, compared to the peer group levels of 63.42% in 2014 and 63.79% in 2013.

During 2014, TrustCo’s results were positively affected by the growth of total deposits, including low-cost core deposits, strong loan growth and a shift in asset mix. The low short-term rate environment prevailing throughout 2014 allowed the Company to continue to attract deposits at relatively low yields. On average for 2014, non-maturity deposits were 71.2% of total deposits, the same as in 2013.  Overall, the cost of interest bearing liabilities declined 1 basis point to 0.40% in 2014 as compared to 2013.  Average loan balances increased 8.7% from 2013 to 2014, while the total of short term investments, available for sale securities and held to maturity securities decreased 5.8%, resulting in average loans growing to 67.2% of average earning assets in 2014 from 63.9% in 2013.  Given that loan yields were approximately 300 basis points above the yield on the total of short term investments and securities, this shift, combined with the growth of the balance sheet, contributed to the $5.7 million increase in net interest income from 2013 to 2014. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities. The low rate environment that prevailed during 2014 resulted in maturing and called securities being reinvested at lower yields in some cases or being shifted to the higher yielding loan portfolio. The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, along with modest economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2014. The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2013 and 2014 and continues to be in place at this time. The FRB Federal Open Market Committee (“FOMC”) eliminated further increases in the size of its quantitative easing program during 2014, but affirmed in its January 28, 2015 press release that it would continue to reinvest principal flows from its current holdings to maintain the existing size and that, “…the current 0 to 1/4 percent target range for the federal funds rate remains appropriate.  In determining how long to maintain this target range, the Committee will assess progress--both realized and expected--toward its objectives of maximum employment and 2 percent inflation…Based on its current assessment, the Committee judges that it can be patient in beginning to normalize the stance of monetary policy.  However, if incoming information indicates faster progress toward the Committee’s employment and inflation objectives than the Committee now expects, then increases in the target range for the federal funds rate are likely to occur sooner than currently anticipated.  Conversely, if progress proves slower than expected, then increases in the target range are likely to occur later than currently anticipated.”  Market interest rates moved in divergent directions during 2014.  Yields on shorter maturities, such as the two year Treasury, were roughly flat early in the year and then generally trended up, particularly during the fourth quarter.  The yield on the five year Treasury made a number of moves up and down over the course of the year, while the ten year Treasury yield generally trended down throughout the course of the year.  These trends caused a flattening of the yield curve when comparing the beginning of the year to the end of the year, despite the fact that on average the spread between the ten year Treasury and the two year Treasury of 208 basis points in 2014 changed little from the 204 basis point average in 2013.  However, the spread ended the year at 150 basis points, compared to 261 at the beginning of the year.  This effectively reversed the improvement in spread that occurred during 2013, when it rose from 159 basis points at the beginning of the year to 266 at year-end 2013.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits. The tables below illustrate the range of key Treasury bond interest rates during 2013 and 2014.

	2014
	3 Month Yield (%)	2 Year Yield (%)	5 Year Yield (%)	10 Year Yield (%)	10 Year - 2 Year Spread (%)

Beginning of Year	0.07	0.39	1.72	3.00	2.61
Peak	0.08	0.73	1.85	3.01	2.61
Trough	0.01	0.30	1.37	2.07	1.46
End of Year	0.04	0.67	1.65	2.17	1.50
Average	0.03	0.46	1.64	2.54	2.08

	2013
	3 Month Yield (%)	2 Year Yield (%)	5 Year Yield (%)	10 Year Yield (%)	10 Year - 2 Year Spread (%)

Beginning of Year	0.08	0.27	0.76	1.86	1.59
Peak	0.14	0.52	1.85	3.04	2.66
Trough	0.00	0.20	0.65	1.66	1.46
End of Year	0.07	0.38	1.75	3.04	2.66
Average	0.06	0.31	1.17	2.35	2.04

The decrease in the provision for loan losses from $7.0 million in 2013 to $5.1 million in 2014 positively affected net income. Net charge-offs decreased from $7.2 million in 2013 to $6.5 million in 2014. Nonperforming loans decreased from $43.4 million to $34.0 million and the nature of these loans changed in terms of both geographic location and, to a lesser degree, loan type. The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions, with reductions in both nonperforming loans (“NPLs”) and charge-offs.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo added five new branches in 2014, bringing the total to 144 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010. Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both new markets as measured by deposit balances, and to a lesser extent, by loan balances. All new branches have the same products and features found at other TrustCo locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Typically, new bank branches continue to grow for years after being opened. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The costs associated with the major expansion program are expected to continue to stabilize and reduce the growth rate in non-interest expenses. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 98.1% of average total assets for 2014, compared to 98.0% for 2013.

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

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships. The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management. Predicting the impact of changing rates on the Company’s net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons. For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made. The Company routinely models various rate changes and monitors basis changes that may be incorporated into that modeling.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As noted previously, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range has remained at that level ever since and statements by the FRB indicate that low rates are likely to remain in place until the economy shows sustained improvement, specifically continued progress toward maximum employment and price stability.  Many economists believe the FRB may begin to move rates up later in 2015.

As noted previously, the yield on longer term financial instruments, including the ten year Treasury bond rate, generally trended down during 2014. The yield on the ten year Treasury decreased by 83 basis points from 3.00% at the beginning of 2014 to the year-end level of 2.17%. The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the ten year treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates increase the fair value of the securities will decrease. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not generally sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market interest rates also generally increase the value of retail deposits.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2014, while loan yields declined through most of the year and deposit costs were roughly stable.

Earning Assets

Average earning assets during 2014 were $4.49 billion, which was an increase of $152.3 million from the prior year. This increase was the result of growth in the average balance of net loans of $242.5 million, a $26.0 million decrease in held-to-maturity securities, a $151.8 million decrease in securities available for sale, and a $87.7 million increase in Federal Funds sold and other short-term investments between 2013 and 2014. The increase in the loan portfolio is the result of an increases in each loan category, with the bulk of the growth coming in the residential segment of the portfolio. This increase in real estate loans is a result of a strategic focus on growth of this product throughout the TrustCo branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $4.57 billion for 2014 and $4.42 billion for 2013.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2014	2013	Components of
				vs.	vs.	Total Earning Assets
	2014	2013	2012	2013	2012	2014	2013	2012
Loans, net	$3,014,156	2,771,663	2,572,983	242,493	198,680	67.2%	64.0	60.7
Securities available for sale (1):
U.S. government sponsored enterprises	113,563	221,028	568,425	(107,465)	(347,397)	2.5	5.1	13.4
State and political subdivisions	3,924	12,845	35,435	(8,921)	(22,590)	0.1	0.3	0.8
Mortgage-backed securities and collateralized mortgage obligations-residential	555,430	545,487	334,616	9,943	210,871	12.4	12.6	7.9
Corporate bonds	3,156	46,049	68,182	(42,893)	(22,133)	0.1	1.1	1.6
Small Business Administration-guaranteed participation securities	107,029	109,913	15,707	(2,884)	94,206	2.4	2.5	0.4
Mortgage-backed securities and collateralized mortgage obligations-commercial	10,837	10,420	-	417	10,420	0.2	0.2	0.0
Other	674	625	660	49	(35)	0.0	0.0	0.0
Total securities available for sale	794,613	946,367	1,023,025	(151,754)	(76,658)	17.7	21.8	24.1
Held-to-maturity securities:
U.S. government sponsored enterprises	-	-	1,048	-	(1,048)	0.0	0.0	0.0
Mortgage-backed securities and collateralized mortgage obligations - residential	68,404	90,360	131,092	(21,956)	(40,732)	1.5	2.1	3.2
Corporate bonds	9,952	14,011	39,570	(4,059)	(25,559)	0.2	0.3	0.9
Total held-to-maturity securities	78,356	104,371	171,710	(26,015)	(67,339)	1.7	2.4	4.1
Federal Reserve Bank and Federal Home Loan Bank stock	10,135	10,266	9,425	(131)	841	0.2	0.2	0.2
Federal funds sold and other short-term investments	589,873	502,136	461,495	87,737	40,641	13.1	11.6	10.9

Total earning assets	$4,487,133	$4,334,803	$4,238,638	152,330	96,165	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2014, the Company experienced another year of significant loan growth. The $249.5 million of increase in the Company’s gross loan portfolio from December 31, 2013 to December 31, 2014 came throughout its marketing territories.  Average loans increased $242.5 million during 2014 to $3.01 billion. Interest income on the loan portfolio increased to $136.0 million in 2014 from $128.0 million in 2013. The average yield declined 11 basis points to 4.51% in 2014 compared to 2013.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$202,469	6.4%	$202,038	6.9%	$198,750	7.4%
Real estate - construction	38,522	1.2	35,358	1.2	37,205	1.4
Real estate - mortgage	2,557,613	81.0	2,325,029	80.0	2,110,290	78.6
Home equity lines of credit	352,134	11.1	340,489	11.7	333,909	12.4
Installment loans	7,594	0.2	5,895	0.2	4,579	0.2

Total loans	3,158,332	100.0%	2,908,809	100.0%	2,684,733	100.0%
Less: Allowance for loan losses	46,327		47,714		47,927

Net loans (1)	$3,112,005		$2,861,095		$2,636,806

	Average Balances
	2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$201,317	6.7%	$193,065	7.0%	$209,323	8.1%	$242,256	10.0%	$261,621	11.3%
Real estate - construction	35,109	1.2	36,689	1.3	34,387	1.3	18,666	0.8	12,971	0.6
Real estate - mortgage	2,428,383	80.6	2,201,348	79.4	2,004,059	77.9	1,859,797	76.8	1,755,791	75.6
Home equity lines of credit	343,264	11.4	335,409	12.1	321,299	12.5	298,996	12.3	285,416	12.3
Installment loans	6,083	0.2	5,152	0.2	3,915	0.2	3,622	0.1	4,211	0.2

Total loans	3,014,156	100.0%	2,771,663	100.0%	2,572,983	100.0%	2,423,337	100.0%	2,320,010	100.0%

Less: Allowance for loan losses	47,409		48,452		49,148		46,210		40,846

Net loans (1)	$2,966,747		$2,723,211		$2,523,835		$2,377,127		$2,279,164

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products. Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $2.44 billion in 2014 and $2.22 billion in 2013. Income on real estate loans increased to $111.7 million in 2014 from $104.6 million in 2013. The yield on the portfolio decreased from 4.72% for 2013 to 4.57% in 2014 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2014 were $2.58 billion compared to $2.34 billion at year-end 2013, an increase of $236.3 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $221.3 million in 2014 increased by $6.5 million from $214.8 million in 2013. The average yield on the commercial loan portfolio decreased to 5.12% for 2014 from 5.22% in 2013 as a result of declining market rates. This resulted in interest income on commercial loans of $11.3 million in 2014 and $11.2 million in 2013.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Market conditions in the central Florida market area continued to improve during most of 2014.

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

TrustCo has a strong position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2014, the average balance of home equity credit lines was $343.3 million, an increase from $335.4 million in 2013. The home equity credit line product has developed into a significant business line for many financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was 3.57% for 2014 and 3.41% in 2013. This resulted in interest income on home equity credit lines of $12.3 million in 2014, compared to $11.5 million in 2013.  The increase in yield during 2014 as compared to 2013 is the result of loans with introductory rates repricing to the product floor during the year as well as the introductory rate offered being higher in 2014.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2014
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$62,560	67,310	72,599	202,469
Real estate construction	38,522	-	-	38,522

Total	101,082	67,310	72,599	240,991

Predetermined rates	36,298	67,310	72,599	176,207
Floating rates	64,784	-	-	64,784

Total	$101,082	67,310	72,599	240,991

At December 31, 2014 and 2013, the Company had approximately $38.5 million and $35.4 million of real estate construction loans. As of December 31, 2014, approximately $17.6 million are secured by first mortgages to residential borrowers while approximately $20.9 million were to commercial borrowers for residential constructions projects. Of the $35.4 million in real estate construction loans at December 31, 2013, approximately $13.9 million were secured by first mortgages to residential borrowers with the remaining $21.5 million were to commercial borrowers for residential construction projects. The vast majority of construction loans are in the Company’s New York market.

As of December 31, 2014 and 2013, the Company’s loan portfolio did not include any subprime mortgages or loans acquired with deteriorated credit quality.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2014		2013		2012
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$78,420	77,800	200,531	198,829	262,063	263,108
State and political subdivisions	2,232	2,271	7,623	7,758	25,815	26,457
Mortgage backed securities and collateralized mortgage obligations-residential	486,107	483,560	552,230	532,449	515,322	518,776
Corporate bonds	1,500	1,500	10,429	10,471	26,312	26,529
Small Business Adminstration-guaranteed participation securities	103,273	100,496	111,383	103,029	75,674	76,562
Mortgage backed securities and collateralized mortgage obligations-commercial	10,696	10,447	10,965	10,558	-	-
Other	650	650	650	650	650	650
Total debt securities available for sale	682,878	676,724	893,811	863,744	905,836	912,082
Equity securities	35	35	10	10	10	10
Total securities available for sale	682,913	676,759	893,821	863,754	905,846	912,092
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	60,986	64,320	76,270	78,876	108,471	114,195
Corporate bonds	9,960	11,022	9,945	11,429	34,955	36,931
Total held to maturity securities	70,946	75,342	86,215	90,305	143,426	151,126
Total investment securities	$753,859	752,101	980,036	954,059	1,049,272	1,063,218

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current unusually low interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States Government agencies or sponsored enterprises. During 2013, the Company added Small Business Administration (“SBA”) guaranteed participation securities to the available for sale portfolio. These securities are Government guaranteed, offer better yields than agency securities and have more certainty in regard to final maturity than mortgage-backed securities (“MBS”). During recent years there was a continued shift by the Company to invest more in MBS and less in agency securities as MBS offer a baseline cashflow as opposed to the callable agency securities the Bank has typically invested in, that tend to result in extremely concentrated cashflows, which can expose the Bank to greater reinvestment risk. In addition, the expected yield on MBS is also typically higher for a given duration security than for a similar duration agency security.

Holdings of securities issued by states and political subdivisions have declined in recent years, reflecting management’s concern regarding the potential impact of the economy on the financial condition of the issuing entities. Similarly, corporate bond holdings have declined as the result of concern about economic conditions and the stability of some larger financial institutions in which the Bank had previously invested.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments until deployed to fund future loan growth or FUTURE INVESTMENT OPPoRtunities.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2014 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2014, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2014 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2014, the carrying value of securities available for sale amounted to $676.8 million, compared to $863.8 million at year end 2013. For 2014, the average balance of securities available for sale was $794.6 million with an average yield of 2.04%, compared to an average balance in 2013 of $946.4 million with an average yield of 1.90%. The taxable equivalent income earned on the securities available for sale portfolio in 2013 was $18.0 million, compared to $16.2 million earned in 2014.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2014, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $1.1 million and gross unrealized losses of approximately $7.3 million. At December 31, 2013, the fair value of the company’s portfolio of securities available for sale carried gross unrealized gains of approximately $467 thousand and gross unrealized losses of approximately $30.5 million. In both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2014 the Company held $70.9 million of held to maturity securities, compared to $86.2 million at December 31, 2013. For 2014, the average balance of held to maturity securities was $78.4 million, compared to $104.4 million in 2013.  Similar to securities available for sale, cash flow from calls and maturities of these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth OR FUTURE INVESTMENT OPPURTUNITIES. The average yield on held to maturity securities increased from 3.52% in 2013 to 3.67% in 2014 as the mix within the portfolio changed due to calls, maturities and amortization/accretion. Interest income on held to maturity securities declined from $3.7 million in 2013 to $2.9 million in 2014, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2014 was $75.3 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2014 none of the securities in this portfolio had fair values that were less than the amortized cost. At December 31, 2014, the Company has the intent and ability to hold these securities until maturity.

Securities Gains & Losses: During 2014, TrustCo recognized approximately $717 thousand of net gains from securities transactions, compared to net gains of $1.6 million in 2013 and $2.2 million in 2012. There were no sales or transfers of held to maturity securities in 2014, 2013 and 2012.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2014
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
	1 Year	5 Years	10 Years	10 Years	Total

Debt securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$2,020	76,400	-	-	78,420
Fair Value	2,010	75,790	-	-	77,800
Weighted average yield	0.88%	1.15	-	-	1.14
State and political subdivisions
Amortized cost	$7	382	1,531	312	2,232
Fair Value	7	382	1,568	314	2,271
Weighted average yield	5.39%	5.71	4.53	4.30	4.70
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$632	326,936	158,539	-	486,107
Fair Value	646	325,789	157,125	-	483,560
Weighted average yield	4.48%	2.14	2.25	-	2.18
Corporate bonds
Amortized cost	$1,500	-	-	-	1,500
Fair Value	1,500	-	-	-	1,500
Weighted average yield	0.09%	-	-	-	0.09
Small Business Administration- guaranteed participation securities
Amortized cost	$-	-	103,273	-	103,273
Fair Value	-	-	100,496	-	100,496
Weighted average yield	-%	-	2.04	-	2.04
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	10,696	-	-	10,696
Fair Value	-	10,447	-	-	10,447
Weighted average yield	-%	1.40	-	-	1.40
Other
Amortized cost	$-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.49	-	-	2.49
Total securities available for sale
Amortized cost	$4,159	415,064	263,343	312	682,878
Fair Value	4,163	413,058	259,189	314	676,724
Weighted average yield	1.15%	1.94	2.18	4.30	2.03

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	59,638	1,348	-	60,986
Fair Value	-	62,873	1,447	-	64,320
Weighted average yield	-%	3.81	4.10	-	3.81
Corporate bonds
Amortized cost	$-	9,960	-	-	9,960
Fair Value	-	11,022	-	-	11,022
Weighted average yield	-%	6.17	-	-	6.17
Total held to maturity securities
Amortized cost	$-	69,598	1,348	-	70,946
Fair Value	-	73,895	1,447	-	75,342
Weighted average yield	-%	4.15	4.10	-	4.14

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. During the early part of 2012 the level of securities called was elevated due to the volatile interest rate environment. The level of calls in 2013 and 2014 declined relative to the 2012 level.  The probability of future calls will change depending on market interest rate levels. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2014. Mortgage backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2014 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:
(dollars in thousands)	As of December 31, 2014
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$4,159	4,163	81,527	80,933
1 to 5 years	415,064	413,058	339,379	337,992
5 to 10 years	263,343	259,189	261,954	257,781
After 10 years	312	314	18	18
Total debt securities available for sale	$682,878	676,724	682,878	676,724

Held to maturity securities:

(dollars in thousands)	As of December 31, 2014
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
1 to 5 years	$69,598	73,895	69,598	73,895
5 to 10 years	1,348	1,447	1,348	1,447
Total held to maturity securities	$70,946	75,342	70,946	75,342

Federal Funds Sold and Other Short-term Investments

During 2014, the average balance of Federal Funds sold and other short term investments was $589.9 million, an increase from $502.1 million in 2013. The average rate earned on these assets was 0.25% in both 2013 and 2014. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.

As noted, the target Federal Funds rate set by the Federal Open Market Committee (FOMC) did not change during 2014. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $627.9 million for 2014, compared to $536.6 million at year end 2013.  Yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investments despite the low return on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2015 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were $3.98 billion in 2014, compared to $3.86 billion in 2013, an increase of $115.5 million. Increases in deposit categories included: demand deposits up $17.0 million, interest-bearing checking deposits up $57.6 million, savings up $8.8 million, money market up $455 thousand and time deposits up $31.6 million. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2014	2013	Components of
				vs.	vs.	Total Funding
	2014	2013	2012	2013	2012	2014	2013	2012
Demand deposits	$319,458	302,437	278,179	17,021	24,258	7.7%	7.5	7.0
Retail deposits:
Savings	1,227,473	1,218,655	1,115,151	8,818	103,504	29.4	30.1	28.1
Time deposits under $100 thousand	704,249	721,498	833,358	(17,249)	(111,860)	16.9	17.8	21.0
Interest bearing checking accounts	636,140	578,531	515,062	57,609	63,469	15.3	14.3	13.0
Money market deposits	650,779	650,324	649,452	455	872	15.6	16.1	16.4
Total retail deposits	3,218,641	3,169,008	3,113,023	49,633	55,985	77.2	78.3	78.5
Total core deposits	3,538,099	3,471,445	3,391,202	66,654	80,243	84.9	85.8	85.5
Time deposits over $100 thousand (1)	440,869	391,975	418,488	48,894	(26,513)	10.6	9.7	10.6
Short-term borrowings	189,430	180,275	152,982	9,155	27,293	4.5	4.5	3.9
Total purchased liabilities	630,299	572,250	571,470	58,049	780	15.1	14.2	14.5
Total sources of funding	$4,168,398	4,043,695	3,962,672	124,703	81,023	100.0%	100.0	100.0

(1) Included in time deposits over $100 thousand was $85.3 million and $70.8 million in time deposits with balances in excess of $250 thousand as of December 31, 2014 and 2013, respectively.

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2014			2013			2012
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$3,014,156	135,989	4.51%	$2,771,663	127,974	4.62%	$2,572,983	128,663	5.00%

Securities available for sale:
U.S. government sponsored enterprises	113,563	1,417	1.25	221,028	2,600	1.18	568,425	8,097	1.42
State and political subdivisions	3,924	280	7.14	12,845	862	6.71	35,435	2,012	5.68
Mortgage backed securities and collateralized mortgage obligations-residential	555,430	12,150	2.19	545,487	11,385	2.09	334,616	6,697	2.00
Corporate bonds	3,156	65	2.04	46,049	812	1.76	68,182	2,231	3.27
Small Business Administration- guaranteed participation securities	107,029	2,154	2.01	109,913	2,180	1.98	15,707	319	2.03
Mortgage backed securities and collateralized mortgage obligations-commercial	10,837	151	1.40	10,420	144	1.38	-	-	-
Other	674	16	2.37	625	17	2.72	660	19	2.88
Total securities available for sale	794,613	16,233	2.04	946,367	18,000	1.90	1,023,025	19,375	1.89
Held to maturity securities:
U.S. government sponsored enterprises	-	-	-	-	-	-	1,048	25	2.43
Mortgage backed securities and collateralized mortgage obligations-residential	68,404	2,259	3.30	90,360	2,840	3.14	131,092	4,287	3.27
Corporate bonds	9,952	615	6.18	14,011	833	5.95	39,570	1,666	4.21
Total held to maturity securities	78,356	2,874	3.67	104,371	3,673	3.52	171,710	5,978	3.48
Federal Reserve Bank and Federal Home Loan Bank stock	10,135	511	5.04	10,266	490	4.77	9,425	486	5.16
Federal funds sold and other short-term investments	589,873	1,464	0.25	502,136	1,240	0.25	461,495	1,142	0.25
Total interest earning assets	4,487,133	157,071	3.50%	4,334,803	151,377	3.49%	4,238,638	155,644	3.67%
Allowance for loan losses	(47,409)			(48,452)			(49,148)
Cash and noninterest earning assets	135,217			136,042			143,303
Total assets	$4,574,941			$4,422,393			$4,332,793
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$636,140	365	0.06%	$578,531	329	0.06%	$515,062	315	0.06%
Savings	1,227,473	2,662	0.22	1,218,655	3,333	0.27	1,115,151	3,872	0.35
Time deposits and money markets	1,795,897	11,064	0.62	1,763,797	10,138	0.57	1,901,298	14,313	0.75
Total interest bearing deposits	3,659,510	14,091	0.39	3,560,983	13,800	0.39	3,531,511	18,500	0.52
Short-term borrowings	189,430	1,397	0.74	180,275	1,483	0.82	152,982	1,475	0.96
Total interest bearing liabilities	3,848,940	15,488	0.40%	3,741,258	15,283	0.41%	3,684,493	19,975	0.54%
Demand deposits	319,458			302,437			278,179
Other liabilities	23,733			21,719			19,441
Shareholders' equity	382,810			356,979			350,680
Total liabilities and shareholders' equity	$4,574,941			$4,422,393			$4,332,793
Net interest income		141,583			136,094			135,669
Taxable equivalent adjustment		(130)			(330)			(681)
Net interest income		141,453			135,764			134,988
Net interest spread			3.10%			3.08%			3.13%
Net interest margin (net interest income to total interest earnings assets)			3.16			3.14			3.20

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and state tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2014, 2013, and 2012. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders’ equity is ($5.0) million, ($8.1) million, and $3.1 million in 2014, 2013, and 2012, respectively, of net unrealized (loss) gain, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (loss) gain has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.39% in 2014, unchanged from 2013. The increase in the average balance of interest bearing deposits resulted in an increase of approximately $291 thousand in interest expense on deposits to $14.1 million in 2014.

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

Other funding sources: The Company had $189.4 million of average short-term borrowings outstanding during 2014 compared to $180.3 million in 2013. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.74% in 2014 and 0.82% in 2013. This resulted in interest expense of approximately $1.4 million in 2014 compared to $1.5 million in 2013.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2014	2013	2012	2011	2010
Individuals, partnerships and corporations	$3,965,716	3,847,392	3,791,616	3,621,718	3,387,976
U.S. government	2	-	-	3	5
State and political subdivisions	2,141	1,826	1,748	1,584	894
Other (certified and official checks, etc.)	11,109	14,202	16,326	14,290	14,705
Total average deposits by type of depositor	$3,978,968	3,863,420	3,809,690	3,637,595	3,403,580

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)

As of December 31, 2014

Under 3 months	$33,255
3 to 6 months	74,484
6 to 12 months	219,905
Over 12 months	138,616

Total	$466,260

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2014 vs. 2013			2013 vs. 2012
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$224	224	-	$98	98	-
Securities available for sale:
Taxable	(582)	(634)	52	(225)	1,424	(1,649)
Tax-exempt	(1,185)	(2,029)	844	(1,150)	(1,464)	314
Total securities available for sale	(1,767)	(2,663)	896	(1,375)	(40)	(1,335)
Held to maturity securities (taxable)	(799)	(969)	170	(2,305)	(2,644)	339
Federal Reserve Bank and Federal Home Loan Bank stock	21	(6)	27	4	42	(38)
Loans, net	8,015	11,192	(3,177)	(689)	9,706	(10,395)
Total interest income	5,694	7,778	(2,084)	(4,267)	7,162	(11,429)

Interest expense:
Interest bearing checking accounts	36	36	-	14	14	-
Savings	(671)	21	(692)	(539)	360	(899)
Time deposits and money markets	926	207	719	(4,175)	(1,124)	(3,051)
Short-term borrowings	(86)	69	(155)	8	240	(232)
Total interest expense	205	333	(128)	(4,692)	(510)	(4,182)
Net interest income (TE)	$5,489	7,445	(1,956)	$425	7,672	(7,247)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.  Additionally, during 2011, the Company elected to raise additional equity capital in light of expected balance sheet growth and a heightened regulatory emphasis on capital levels.  On July 6, 2011, the Company completed a public offering of 15,640,000 shares of $1 par value per share common stock, at $4.60 per share raising net proceeds of 67.6 million.

The dividend payout ratio was 56.3% of net income in 2014 and 62.2% of net income in 2013. The per share dividend paid in both 2013 and 2014 was $0.2625. The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements. The Office of the Comptroller of the Currency, the Bank’s primary regulator, may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. Currently the Bank meets the regulatory definition of a well capitalized institution. During 2015, the Bank could declare dividends of approximately $37.4 million plus any 2015 net profits retained to the date of the dividend declaration.

TrustCo’s Tier 1 capital was 17.04% of risk-adjusted assets at December 31, 2014, and 16.74% of risk-adjusted assets at December 31, 2013. Tier 1 capital to assets (leverage ratio) at December 31, 2014 was 8.55%, as compared to 8.27% at year-end 2013.

At December 31, 2014 and 2013, Trustco Bank met its regulator’s definition of a well capitalized institution.

In July 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other matters, the rule establishes a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increases the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changes the risk-weightings of certain assets, creates an additional capital conservation buffer over the required capital ratios and changes what qualifies as capital for purposes of meeting the various capital requirements. The implementation of the new rule will begin for TrustCo and Trustco Bank on January 1, 2015. As of December 31, 2014, the capital levels of both TrustCo and the Bank exceeded the revised minimums and both continue to meet the regulatory definition of well capitalized.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 11,154 participants. During 2014, $2.9 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRP also allows for additional purchases by participants and has a discount feature (up to a 5% for safe harbor provisions) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks that they sell Federal Funds to and monitors the credit rating and capital levels of those institutions. At December 31, 2014 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. The Company also monitors the credit ratings on its investment securities.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2014 and 2013 totaled $40.5 million and $52.1 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 1.08% in 2014 and 1.49% in 2013. As of December 31, 2014 and December 31, 2013, there were $11.5 million and $15.1 million of loans in non-accruing status that were less than 90 days past due. During 2014, a sale of approximately $1.6 million of nonperforming assets was completed at a gain of $164 thousand.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2014		2013	2012	2011	2010
Loans in nonaccrual status	$33,886		43,227	52,446	48,466	48,478
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	125		166	231	312	336
Total nonperforming loans (1)	34,011		43,393	52,677	48,778	48,814
Foreclosed real estate	6,441		8,729	8,705	5,265	7,416
Total nonperforming assets	$40,452		52,122	61,382	54,043	56,230
Allowance for loan losses	$46,327		47,714	47,927	48,717	41,911
Allowance coverage of nonperforming loans	1.36	x	1.10	0.91	1.00	0.86
Nonperforming loans as a % of total loans	1.08%		1.49	1.96	1.93	2.07
Nonperforming assets as a % of total assets	0.87		1.15	1.41	1.27	1.42

(1)	As of December 31, 2014 and 2013, the Company also had $9.9 million and $8.6 million, respectively, of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank. Under guidance issued by the Office of the Comptroller of the Currency (OCC) in the third quarter of 2012, these loans are deemed to be troubled debt restructurings (TDR’s), and as such have been included in the impaired loan disclosures. For the periods prior to the OCC guidance, these loans were not considered to be TDR’s.

At December 31, 2014, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $33.9 million, $30.1 million were residential real estate loans and $3.8 million were commercial loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2014, 82.7% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 17.3% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the recent years. At December 31, 2014, 8.1% of nonperforming loans were in Florida, with the remainder in the Company’s New York area markets. The Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio. At December 31, 2014 nonperforming Florida loans amounted to $2.8 million compared to $5.1 million at December 31, 2013. The improvement in Florida nonperforming levels reflects continued improved conditions in that market during 2014.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (“TDR”), as impaired loans.

There were $4.1 million of commercial loans classified as impaired as of December 31, 2014 and $8.1 million as of December 31, 2013. In addition, there were $22.4 million and $21.3 million of residential TDRs classified as impaired at December 31, 2014 and 2013, respectively. Generally, residential TDRs involve the borrower filing for bankruptcy protection. The average balances of all impaired loans were $27.7 million during 2014, $26.7 million in 2013 and $19.4 million in 2012. The 2013 increase in the average level of impaired loans is primarily the result of updated guidance from the Office of the Comptroller of the Currency (OCC) with respect to the identification of troubled debt restructurings that occurred in the third quarter of 2012.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDR’s and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2014, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

At year end 2014 there was $6.4 million of foreclosed real estate, compared to $8.7 million at December 31, 2013. Although the length of time to complete a foreclosure has remained elevated in recent years, because TrustCo is a portfolio lender it has not encountered issues such as lost notes and other documents, which have become a significant problem in the foreclosure process for many other mortgagees.

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management’s judgment, representative of probable incurred losses related to the loan portfolio at the end of the reporting period.

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

Management continues to monitor these trends in determining provisions for loan losses in relation to loan charge-offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2014 and 2013 were $6.5 million and $7.2 million, respectively. The decrease in net charge-offs was primarily the result of lower gross charge-offs in the residential segment of the portfolio in the Company’s New York market, with smaller improvements in the Florida market as well as lower commercial gross charge-offs in the New York market. New York commercial and residential gross charge-offs were down $675 thousand and $1.1 million, respectively.  Florida commercial and residential gross charge-offs were up $513 thousand and down $185 thousand, respectively, from 2013 to 2014. The changes in gross and net charge-offs in these categories reflected economic and market changes. During 2014, 89.5% of net charge-offs were on residential real estate loans, 7.6% were on commercial loans and 2.8% were on installment loans, compared to an average loan mix of 6.7% commercial, 93.1% real estate (including home equity products) and 0.2% installment. Included in the net numbers cited above were recoveries of $1.1 million in 2014 and $1.6 million in 2013. The Company recorded a $5.1 million provision for loan losses in 2014 compared to $7.0 million in 2013. The decrease in the provision for loan losses in 2014 was primarily related to improved portfolio performance and improving economic conditions, especially in Florida.

The allowance for loan losses decreased from $47.7 million at December 31, 2013, or 1.64% of total loans at that date, to $46.3 million at December 31, 2014, or 1.47% of total loans at that date.

Management believes that the allowance for loan losses is adequate at December 31, 2014 and 2013. The decrease in the level of allowance for loan losses relative to total loans at December 31, 2014, as compared to 2013, is due to positive trends in asset quality and the general improvement in economic conditions throughout the Company’s market areas.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2014	2013	2012	2011	2010
Amount of loans outstanding at end of year (less unearned income)	$3,158,332	2,908,809	2,684,733	2,521,303	$2,355,265
Average loans outstanding during year (less average unearned income)	3,014,156	2,771,663	2,572,983	2,423,337	2,320,010
Balance of allowance at beginning of year	47,714	47,927	48,717	41,911	37,591
Loans charged off:
Commercial and commercial real estate	1,010	1,172	2,499	1,171	5,081
Real estate mortgage - 1 to 4 family	6,320	7,592	10,839	11,305	14,632
Installment	214	74	141	82	155
Total	7,544	8,838	13,479	12,558	19,868

Recoveries of loans previously charged off:
Commercial and commercial real estate	514	519	138	59	103
Real estate mortgage - 1 to 4 family	511	1,089	502	511	789
Installment	32	17	49	44	96
Total	1,057	1,625	689	614	988
Net loans charged off	6,487	7,213	12,790	11,944	18,880
Provision for loan losses	5,100	7,000	12,000	18,750	23,200
Balance of allowance at end of year	$46,327	47,714	47,927	48,717	41,911
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.22%	0.26	0.50	0.49	0.81
Allowance as a percent of loans outstanding at end of year	1.47	1.64	1.79	1.93	1.78

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of		As of
	December 31, 2014		December 31, 2013
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$3,764	6.41%	$3,667	6.95%
Real estate - construction	571	1.22%	585	1.22%
Real estate mortgage - 1 to 4 family	35,394	80.98%	36,678	79.92%
Home equity lines of credit	6,430	11.15%	6,686	11.71%
Installment Loans	168	0.24%	98	0.20%
	$46,327	100.00%	$47,714	100.00%

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

The Company uses an industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this model, the fair values of capital projections as of December 31, 2014 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2014. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2014	Fair value of Assets
+400 BP	19.98%
+300 BP	21.08
+200 BP	22.10
+100 BP	22.82
Current rates	21.99
-100 BP	20.97

At December 31, 2014 the Company’s Tier 1 capital to assets ratio (leverage capital ratio) was 8.55%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 21.99% of the fair value of assets whereas the current Tier 1 capital to assets ratio was 8.55% at December 31, 2014, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements, and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate.  The Company deemphasized the use of gap analysis in favor of the more advanced methods provided by the previously noted model, including the sensitivity of the economic value of equity and net interest income.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets, the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances, along with substantial levels of short term liquid assets allows the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2014. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive on a cumulative basis when measured at any of the repricing buckets and on a total basis, due primarily to the substantial excess of interest sensitive assets over interest sensitive liabilities in the shortest repricing bucket of 0 to 90 days. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2014
	Repricing in:
	0-90	91-365	1-5	Over 5	Rate
	days	days	years	years	Insensitive	Total
Total assets	$1,202,886	518,767	1,793,119	1,049,459	80,208	4,644,439
Cumulative total assets	1,202,886	1,721,653	3,514,772	4,564,231	4,644,439
Total liabilities and shareholders' equity	399,681	998,791	2,006,061	816,825	423,082	4,644,439
Cumulative total liabilities and shareholders' equity	399,681	1,398,471	3,404,532	4,221,357	4,644,439
Cumulative interest sensitivity gap	$803,205	323,182	110,240	342,874
Cumulative gap as a % of interest earning assets for the period	66.8%	18.8%	3.1%	7.5%
Cumulative interest sensitive assets to liabilities	301.0	123.1	103.2	108.1

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of gap analysis, thus the table should be viewed as a rough framework in the evaluation of interest rate risk. Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability strategy. As noted, the simulation model is better able to consider these aspects of the Bank’s exposure to potential rate changes and thus is viewed as the more important of the two methodologies.

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $3.54 billion in 2014 and $3.47 billion in 2013. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2014, the average balance of purchased liabilities was $630.3 million, compared with $572.3 million in 2013.  Although classified as purchased liabilities for the purposes of this analysis, The Company does not offer premium rates on time deposits of greater than $100 thousand and thus views its time deposits as relatively stable funds.

The Bank also has a line of credit available with the Federal Home Loan Bank of New York. The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged. Pledgable assets include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Pledgeable securities have a maximum lendable value of 67% to 97%, depending on the security type, although the securities in the Bank’s investment portfolio generally have maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2014 there were no outstanding balances associated with this line of credit.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2014, TrustCo’s loan to deposit ratio was 78.3% compared to 74.1% at December 31, 2013, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 90.5% and 85.9%, respectively. In addition, at December 31, 2014 and 2013, the Company had cash and cash equivalents totaling $671.4 million and $583.0 million, respectively, as well as unpledged securities available for sale with a fair value of $392.1 million and $546.7 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2014 and 2013, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $446.7 million and $430.3 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $8.0 million and $6.5 million at December 31, 2014 and 2013, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2014 and 2013 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $19.9 million in 2014, $19.8 million in 2013 and $21.0 million in 2012. Included in the 2014 results are $717 thousand of net securities gains compared with net gains of $1.6 million in 2013 and $2.2 million in 2012. Excluding securities gains and losses, noninterest income was $19.2 million in 2014, $18.1 million in 2013 and $18.8 million in 2012.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.8 million in 2014, $5.3 million in 2013, and $5.8 million in 2012. Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2014, 2013 and 2012, fair value of assets under management by the Trustco Financial Services were approximately $917.9 million, $839.6 million and $825.0 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers in terms of both the levels of fees as well as types of fees are made where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. During 2014 and 2013 sales of nonperforming loans resulted in gains of $164 thousand and $314 thousand, respectively, and are included in other noninterest income.  Also included in other noninterest income in 2014 is a gain of $1.6 million on the sale of a property in Florida that was to be used as a regional headquarters.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2014 vs. 2013
	2014	2013	2012	Amount	Percent
Trustco Financial Services income	$5,837	5,301	5,761	536	10.1%
Fees for services to customers	10,844	11,675	12,290	(831)	(7.1)
Net gain on securities transactions	717	1,622	2,161	(905)	(55.8)
Other	2,508	1,172	752	1,336	114.0
Total noninterest income	$19,906	19,770	20,964	136	0.7%

Noninterest expense: Noninterest expense was $84.7 million in 2014, compared with $85.0 million in 2013 and $84.0 million in 2012. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of similar sized banking institutions was 63.4% for 2014. TrustCo’s efficiency ratio was 52.6% in 2014, 52.8% in 2013 and 52.3% in 2012. Excluded from the efficiency ratio calculation were $717 thousand of securities gains in 2014 as well as $1.6 million of securities gains in 2013, and $2.2 million of securities gains in 2012.  In addition in 2014, the ratio excludes the gain on the sale of the building in Florida and the gain on the sale of NPLs mentioned previously.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2014 vs. 2013
	2014	2013	2012	Amount	Percent
Salaries and employee benefits	$32,879	32,424	31,276	455	1.4%
Net occupancy expense	16,251	16,100	15,257	151	0.9
Equipment expense	7,219	6,381	6,073	838	13.1
Professional services	5,807	5,649	6,040	158	2.8
Outsourced services	5,350	5,125	5,122	225	4.4
Advertising expense	2,487	2,827	3,841	(340)	(12.0)
FDIC and other insurance	3,907	3,975	3,823	(68)	(1.7)
Other real estate expense, net	1,009	3,598	3,216	(2,589)	(72.0)
Other	9,761	8,926	9,329	835	9.4
Total noninterest expense	$84,670	85,005	83,977	(335)	(0.4)%

Salaries and employee benefits are the most significant component of noninterest expense. For 2014, these expenses amounted to $32.9 million, compared with $32.4 million in 2013, and $31.3 million in 2012. The increase in salaries and benefits in 2014 was primarily due to higher benefit costs and an increase in FTEs related to new branch openings and additional compliance staff. Full time equivalent headcount increased from 708 as of December 31, 2013 to 737 as of December 31, 2014.

Net occupancy expense increased to $16.3 million in 2014, compared to $16.1 million in 2013 and $15.3 million in 2012. These changes primarily reflect the full impact of branches opened in the last three years as well as increases in property taxes on owned and leased premises.

Equipment expense was up $838 thousand to $7.2 million in 2014, compared to $6.4 million in 2013 and $6.1 million in 2012.  This was primarily due to computer system upgrades and costs associated with new branch facilities.

Professional services expense increased to $5.8 million in 2014 compared to $5.6 million in 2013 and $6.0 million in 2012. Outsourced service expense was $5.4 million in 2014 and $5.1 million in both 2013 and 2012, reflecting increased volumes as well as outsourced credit card product costs. Advertising expense was $2.5 million in 2014, $2.8 million in 2013 and $3.8 million in 2012. Higher costs in 2012 reflected intensified use of advertising and promotion to attract and grow customers in new markets, particularly with respect to residential mortgage products, with a return to more normalized levels in 2013 and 2014.

FDIC and other insurance expense was $3.9 million in 2014, $4.0 million in 2013 and $3.8 million in 2012.

Other real estate expense decreased to $1.0 million in 2014, as compared to $3.6 million in 2013 and $3.2 million in 2012. Included in ORE expense during 2014, 2013 and 2012 were write downs of properties included in ORE totaling $2.0 million, $2.2 million and $1.1 million, respectively. Also included in 2014 results was a gain of $2.4 million on the sale of a large ORE property.  Real estate market conditions in the Company’s service areas, particularly Florida, have improved but remain challenging in some areas.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2014, TrustCo recognized income tax expense of $27.4 million, as compared to $23.7 million in 2013 and $22.4 million in 2012. The effective tax rates were 38.3%, 37.3% and 37.4% in 2014, 2013, and 2012, respectively. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to the effect of state income taxes and to a lesser extent to the effect of tax exempt income.  During 2014 the increase in taxes and effective tax rate reflect higher pre-tax income levels and the impact of New York State tax law changes which required a deferred tax asset write-down of $200 thousand during the first quarter of 2014.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2014:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$7,023	13,333	12,379	40,840	73,575

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2019.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments are approximately $1.8 to $1.9 million per year through 2024. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2014 and 2013. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2014, 2013 and 2012 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2014 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•	TrustCo’s ability to continue to originate a significant volume of one- to- four family mortgage loans in its market areas and to otherwise maintain or increase its market share in the areas in which it operates;
•	TrustCo’s ability to continue to maintain noninterest expense and other overhead costs at reasonable levels relative to income;
•	the future earnings and capital levels of Trustco Bank and the continued non-objection by TrustCo’s and Trustco Bank’s primary federal banking regulators, to the extent required, to distribute capital from Trustco Bank to the Company, which could affect the ability of the Company to pay dividends;
•	TrustCo’s ability to make accurate assumptions and judgments regarding the credit risks associated with its lending and investing activities, including changes in the level and direction of loan delinquencies and charge-offs, changes in property values, and changes in estimates of the adequacy of the allowance for loan and lease losses;
•	the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations;
•	adverse conditions in the securities markets that lead to impairment in the value of securities in TrustCo’s investment portfolio;
•	the perceived overall value of TrustCo’s products and services by users, including the features, pricing and quality compared to competitors’ products and services and the willingness of current and prospective customers to substitute competitors’ products and services for TrustCo’s products and services;
•	changes in consumer spending, borrowing and savings habits;
•	the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including new regulatory capital requirements that take effect for 2015;
•	the results of examinations of Trustco Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;
•	changes in management personnel;
•	real estate and collateral values;
•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;
•	technological changes and electronic, cyber and physical security breaches;
•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;
•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and
•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2014.

You should not rely upon forward-looking statements as predictions of future events. Although TrustCo believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2014					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$38,446	39,156	39,574	39,765	156,941	$37,470	37,331	37,882	38,364	151,047
Interest expense	3,790	3,676	3,926	4,096	15,488	3,865	3,791	3,779	3,848	15,283
Net interest income	34,656	35,480	35,648	35,669	141,453	33,605	33,540	34,103	34,516	135,764
Provision for loan losses	1,500	1,500	1,100	1,000	5,100	2,000	2,000	1,500	1,500	7,000
Net interest income after provison for loan losses	33,156	33,980	34,548	34,669	136,353	31,605	31,540	32,603	33,016	128,764
Noninterest income	5,759	4,505	4,890	4,752	19,906	4,592	5,916	4,414	4,848	19,770
Noninterest expense	20,801	19,437	22,192	22,240	84,670	21,557	21,869	20,688	20,891	85,005
Income before income taxes	18,114	19,048	17,246	17,181	71,589	14,640	15,587	16,329	16,973	63,529
Income tax expense	7,103	7,240	6,532	6,521	27,396	5,472	5,824	6,077	6,344	23,717
Net income	$11,011	11,808	10,714	10,660	44,193	$9,168	9,763	10,252	10,629	39,812
Per share data:
Basic earnings	$0.116	0.125	0.113	0.113	0.467	$0.097	0.104	0.109	0.113	0.422
Diluted earnings	0.116	0.125	0.113	0.112	0.466	0.097	0.104	0.109	0.112	0.422
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2014	2013	2012	2011	2010
Statement of income data:
Interest and dividend income	$156,941	151,047	154,963	160,748	162,123
Interest expense	15,488	15,283	19,975	26,244	34,998
Net interest income	141,453	135,764	134,988	134,504	127,125
Provision for loan losses	5,100	7,000	12,000	18,750	23,200
Net interest income after provision for loan losses	136,353	128,764	122,988	115,754	103,925
Noninterest income	19,189	18,148	18,803	17,345	17,529
Net gain on securities transactions	717	1,622	2,161	1,428	3,352
Noninterest expense	84,670	85,005	83,977	82,142	80,894
Income before income taxes	71,589	63,529	59,975	52,385	43,912
Income taxes	27,396	23,717	22,441	19,298	14,591
Net income	$44,193	39,812	37,534	33,087	29,321
Share data:
Average equivalent diluted shares (in thousands)	94,753	94,206	93,637	85,072	76,935
Tangible book value	$4.14	3.82	3.81	3.62	3.31
Cash dividends	0.263	0.263	0.263	0.263	0.256
Basic earnings	0.467	0.422	0.400	0.389	0.381
Diluted earnings	0.466	0.422	0.400	0.389	0.381
Financial:
Return on average assets	0.97%	0.90	0.87	0.81	0.77
Return on average shareholders' equity	11.54	11.15	10.70	11.04	11.48
Cash dividend payout ratio	56.30	62.19	65.60	67.71	67.25
Tier 1 capital to assets (leverage ratio)	8.55	8.27	8.21	8.14	6.68
Tier 1 capital as a % of total risk adjusted assets	17.04	16.74	16.68	15.97	12.57
Total capital as a % of total risk adjusted assets	18.30	18.00	17.94	17.23	13.83
Efficiency ratio	52.60	52.78	52.28	49.95	51.42
Net interest margin	3.16	3.14	3.20	3.40	3.50
Average balances:
Total assets	$4,574,941	4,422,393	4,332,793	4,089,790	3,795,667
Earning assets	4,487,133	4,334,803	4,238,638	3,991,932	3,689,087
Loans, net	3,014,156	2,771,663	2,572,983	2,423,337	2,320,010
Allowance for loan losses	(47,409)	(48,452)	(49,148)	(46,210)	(40,846)
Securities available for sale	794,613	946,367	1,023,025	947,482	780,540
Held to maturity securities	78,356	104,371	171,710	181,584	245,191
Federal Reserve Bank and Federal Home Loan Bank stock	10,135	10,266	9,425	6,898	6,774
Deposits	3,978,968	3,863,420	3,809,690	3,637,595	3,403,580
Short-term borrowings	189,430	180,275	152,982	133,803	119,213
Shareholders' equity	382,810	356,979	350,680	299,739	255,332

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

The efficiency ratio is a non-GAAP measure of expense control relative to recurring revenue. We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, but excluding other real estate owned expense, net, which we refer to below as recurring expense, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, but excluding net gains on securities from this calculation and other non-recurring income sources, if applicable, which we refer to below as recurring revenue. We believe that this provides one reasonable measure of core expenses relative to core revenue.

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

(dollars in thousands, except per share amounts)
(Unaudited)

	12/31/14	12/31/13	12/31/12	12/31/11	12/31/10
Tangible Book Value Per Share

Equity	$393,444	361,813	358,798	338,516	255,440
Less: Intangible assets	553	553	553	553	553
Tangible equity	$392,891	361,260	358,245	337,963	254,887

Shares outstanding	94,857	94,463	93,935	93,315	77,130
Tangible book value per share	$4.14	3.82	3.81	3.62	3.30
Book value per share	4.15	3.83	3.82	3.63	3.31

	Years Ended
Efficiency Ratio	12/31/14	12/31/13	12/31/12	12/31/11	12/31/10

Net interest income (fully taxable equivalent)	$141,583	136,094	135,669	135,717	128,963
Non-interest income	19,906	19,770	20,964	18,773	20,881
Less: Net gain on securities	717	1,622	2,161	1,428	3,352
Less: Net gain on sale of building and net gain on sale of nonperforming loans	1,719	-	-	-	-
Recurring revenue	$159,053	154,242	154,472	153,062	146,492

Total Noninterest expense	84,670	85,005	83,977	82,142	80,894
Less: Other real estate expense, net	1,009	3,598	3,216	5,693	5,565
Recurring expense	$83,661	81,407	80,761	76,449	75,329

Efficiency Ratio	52.60%	52.78	52.28	49.95	51.42

	Years Ended
Taxable Equivalent Net Interest Margin	12/31/14	12/31/13	12/31/12	12/31/11	12/31/10

Net interest income	$141,453	135,764	134,988	134,504	127,125
Taxable Equivalent Adjustment	130	330	681	1,213	1,838
Net interest income (Taxable Equivalent)	$141,583	136,094	135,669	135,717	128,963

Total Interest Earning Assets	$4,487,133	4,334,803	4,238,638	3,991,932	3,689,087

Net Interest Margin	3.15%	3.13	3.18	3.37	3.45
Taxable Equivalent Net Interest Margin	3.16%	3.14	3.20	3.40	3.50

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

Impaired Loans:

Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans considered TDR’s.

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

Troubled Debt Restructurings (TDR's):

A TDR is a refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.  TDR’s are considered impaired loans.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2014, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2014 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
President and Chief Executive Officer

Michael M. Ozimek
Senior Vice President and Chief Financial Officer

March 6, 2015

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY (“Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

New York, New York
March 6, 2015

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2014	2013	2012

Interest and dividend income:
Interest and fees on loans	$135,960	127,944	128,581
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	1,417	2,600	8,097
State and political subdivisions	179	562	1,413
Mortgage-backed securities and collateralized mortgage obligations-residential	12,150	11,385	6,697
Corporate bonds	65	812	2,231
Small Business Administration-guaranteed participation securities	2,154	2,180	319
Mortgage-backed securities and collateralized mortgage obligations-commercial	151	144	-
Other	16	17	19
Total interest and dividends on securities available for sale	16,132	17,700	18,776

Interest on held to maturity securities:
U. S. government sponsored enterprises	-	-	25
Mortgage-backed securities and collateralized mortgage obligations-residential	2,259	2,840	4,287
Corporate bonds	615	833	1,666
Total interest on held to maturity securities	2,874	3,673	5,978

Federal Reserve Bank and Federal Home Loan Bank stock	511	490	486
Interest on federal funds sold and other short-term investments	1,464	1,240	1,142
Total interest and dividend income	156,941	151,047	154,963

Interest expense:
Interest on deposits	14,091	13,800	18,500
Interest on short-term borrowings	1,397	1,483	1,475
Total interest expense	15,488	15,283	19,975

Net interest income	141,453	135,764	134,988
Provision for loan losses	5,100	7,000	12,000
Net interest income after provision for loan losses	136,353	128,764	122,988

Noninterest income:
Trustco Financial Services income	5,837	5,301	5,761
Fees for services to customers	10,844	11,675	12,290
Net gain on securities transactions	717	1,622	2,161
Other	2,508	1,172	752
Total noninterest income	19,906	19,770	20,964

Noninterest expense:
Salaries and employee benefits	32,879	32,424	31,276
Net occupancy expense	16,251	16,100	15,257
Equipment expense	7,219	6,381	6,073
Professional services	5,807	5,649	6,040
Outsourced services	5,350	5,125	5,122
Advertising expense	2,487	2,827	3,841
FDIC and other insurance expense	3,907	3,975	3,823
Other real estate expense, net	1,009	3,598	3,216
Other	9,761	8,926	9,329
Total noninterest expense	84,670	85,005	83,977

Income before income taxes	71,589	63,529	59,975
Income taxes	27,396	23,717	22,441
Net income	$44,193	39,812	37,534

Earnings per share:
Basic	$0.467	0.422	0.400
Diluted	0.466	0.422	0.400

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(dollars in thousands, except per share data)

	Years Ended December 31,
	2014	2013	2012

Net income	$44,193	39,812	37,534

Net unrealized holding gain (loss) on securities available for sale	24,630	(34,691)	10,100
Reclassification adjustments for net gain recognized in income	(717)	(1,622)	(2,161)
Tax effect	(9,528)	14,480	(3,166)
Net unrealized gain (loss) on securities available for sale, net of tax	14,385	(21,833)	4,773

Change in overfunded position in pension and postretirement plans arising during the year	(8,367)	10,559	(1,244)
Tax effect	3,336	(4,210)	496

Change in overfunded position in pension and postretirement plans arising during the year, net of tax	(5,031)	6,349	(748)

Amortization of net actuarial (gain) loss	(297)	467	306
Amortization of prior service cost (credit)	199	(262)	(262)
Tax effect	38	(82)	(18)
Amortization of net actuarial (gain) loss and prior service cost (credit) on pension and postretirement plans, net of tax	(60)	123	26

Other comprehensive income (loss), net of tax	9,294	(15,361)	4,051
Comprehensive income	$53,487	24,451	41,585

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2014	2013

ASSETS

Cash and due from banks	$43,505	46,453
Federal funds sold and other short term investments	627,943	536,591
Total cash and cash equivalents	671,448	583,044
Securities available for sale	676,759	863,754
Held to maturity securities ($75,342 and $90,305 fair value at December 31, 2014 and 2013, respectively)	70,946	86,215
Federal Reserve Bank and Federal Home Loan Bank stock	9,228	10,500
Loans, net of deferred fees and costs	3,158,332	2,908,809
Less: Allowance for loan losses	46,327	47,714
Net loans	3,112,005	2,861,095
Bank premises and equipment, net	38,565	34,414
Other assets	65,488	82,430

Total assets	$4,644,439	4,521,452

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$331,425	318,456
Savings accounts	1,216,831	1,218,038
Interest-bearing checking	682,210	611,127
Money market deposit accounts	638,542	648,402
Certificates of deposit (in denominations of $100,000 or more)	466,260	419,301
Other time accounts	696,973	711,747
Total deposits	4,032,241	3,927,071
Short-term borrowings	189,116	204,162
Accrued expenses and other liabilities	29,638	28,406
Total liabilities	4,250,995	4,159,639

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 98,944,623 and 98,927,123 shares issued at December 31, 2014 and 2013, respectively	98,945	98,927
Surplus	172,353	173,144
Undivided profits	166,745	147,432
Accumulated other comprehensive loss, net of tax	(4,509)	(13,803)
Treasury stock: 4,087,295 and 4,463,786 shares, at cost, at December 31, 2014and 2013, respectively	(40,090)	(43,887)
Total shareholders' equity	393,444	361,813
Total liabilities and shareholders' equity	$4,644,439	4,521,452

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)

				Accumulated
				Other
				Comprehensive
	Capital		Undivided	(Loss)	Treasury
	Stock	Surplus	Profits	Income	Stock	Total

Beginning balance, January 1, 2012	98,912	176,638	119,465	(2,493)	(54,006)	338,516
Net Income - 2012	-	-	37,534	-	-	37,534
Change in other comprehensive loss, net of tax	-	-	-	4,051	-	4,051
Cash dividend declared, $.2625 per share	-	-	(24,621)	-	-	(24,621)
Sale of treasury stock (514,097 shares)	-	(2,144)	-	-	5,057	2,913
Stock based compensation expense	-	405	-	-	-	405
Ending balance, December 31, 2012	$98,912	174,899	132,378	1,558	(48,949)	358,798

Net Income - 2013	-	-	39,812	-	-	39,812
Change in other comprehensive income, net of tax	-	-	-	(15,361)	-	(15,361)
Stock options and related tax benefits	15	61	-	-	(40)	36
Cash dividend declared, $.2625 per share	-	-	(24,758)	-	-	(24,758)
Sale of treasury stock (518,726 shares)	-	(2,194)	-	-	5,102	2,908
Stock based compensation expense	-	378	-	-	-	378
Ending balance, December 31, 2013	$98,927	173,144	147,432	(13,803)	(43,887)	361,813

Net Income - 2014	-	-	44,193	-	-	44,193
Change in other comprehensive loss, net of tax	-	-	-	9,294	-	9,294
Stock options and related tax benefits	18	113	-	-	-	131
Cash dividend declared, $.2625 per share	-	-	(24,880)	-	-	(24,880)
Purchase of treasury stock (38,390 shares)	-	-	-	-	(282)	(282)
Sale of treasury stock (414,881 shares)	-	(1,229)	-	-	4,079	2,850
Stock based compensation expense	-	325	-	-	-	325
Ending balance, December 31, 2014	$98,945	172,353	166,745	(4,509)	(40,090)	393,444

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,
	2014	2013	2012

Cash flows from operating activities:
Net income	$44,193	39,812	37,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,776	5,017	5,032
Net (gain) loss on sale of other real estate owned	(2,599)	(509)	364
Writedown of other real estate owned	1,967	2,166	1,059
Net gain on sale of building held for sale	(1,556)	-	-
Provision for loan losses	5,100	7,000	12,000
Deferred tax (benefit) expense	2,964	(1,426)	1,440
Stock based compensation expense	325	378	405
Net gain on sale of bank premises and equipment	(1)	(16)	(3)
Net gain on securities transactions	(717)	(1,622)	(2,161)
Decrease (increase) in taxes receivable	723	(38)	1,390
Decrease in interest receivable	398	554	2,200
Increase (decrease) in interest payable	80	19	(313)
Decrease (increase) in other assets	(7,239)	7,047	(2,780)
Increase in accrued expenses and other liabilities.…	1,123	4,577	2,462
Total adjustments	5,344	23,147	21,095
Net cash provided by operating activities	49,537	62,959	58,629
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	321,074	417,204	1,204,250
Purchases of securities available for sale	(120,655)	(416,617)	(1,199,986)
Proceeds from maturities of securities available for sale	11,206	13,060	2,462
Proceeds from calls and maturities of held to maturity securities	15,269	57,211	83,165
Purchases of held to maturity securities	-	-	(10,303)
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(451)	(868)	(628)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	1,723	-	-
Net increase in loans	(266,630)	(243,937)	(190,843)
Net proceeds from sale of building held for sale	4,745	-	-
Proceeds from dispositions of other real estate owned	12,972	10,967	9,760
Proceeds from dispositions of bank premises and equipment	139	16	3
Purchases of bank premises and equipment	(8,497)	(6,381)	(4,265)
Net cash used in investing activities	(29,105)	(169,345)	(106,385)
Cash flows from financing activities:
Net increase in deposits	105,170	122,878	68,220
Net increase in short-term borrowings	(15,046)	44,316	12,283
Proceeds from exercise of stock options and related tax benefits	131	36	-
Proceeds from sales of treasury stock	2,850	2,908	2,913
Purchases of treasury stock	(282)	-	-
Dividends paid	(24,851)	(24,724)	(24,587)
Net cash provided by financing activities	67,972	145,414	58,829
Net increase in cash and cash equivalents	88,404	39,028	11,073
Cash and cash equivalents at beginning of period	583,044	544,016	532,943
Cash and cash equivalents at end of period	$671,448	$583,044	544,016

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
Interest paid	$15,408	$15,264	20,288
Income taxes paid	26,727	23,821	21,052
Non cash investing and financing activites:
Transfer of loans to real estate owned	10,620	12,648	14,623
Transfer of other real estate owned to fixed assets	568	-	-
Transfer of building to other assets	-	3,189	-
Increase in dividends payable	29	34	34
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	23,913	(36,313)	7,939
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	(9,528)	14,480	(3,166)
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(98)	205	44
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	38	(82)	(18)
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	(8,367)	10,559	(1,244)
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	3,336	(4,210)	496

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

Securities Available for Sale and Held to Maturity

Securities available for sale are carried at fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to earnings and/or accumulated other comprehensive income.

Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts.

The cost of debt securities is adjusted for amortization of premium and accretion of discount using the interest method. Premiums and discounts on securities are amortized on the interest method over the estimated remaining term of the underlying security without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

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

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Bank is also a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Any dividends received are reported as income.

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

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

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

Commercial and commercial real estate loans in non-accrual status are defined as impaired loans and are individually evaluated for impairment. In addition, residential restructured loans that meet the definition of a TDR are defined as impaired. If a loan is impaired, a charge-off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral. Residential real estate loans and consumer loans are collectively evaluated for impairment.

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by geography for each portfolio segment and is based on the actual net loss history experienced by the Company. This actual loss experience is supplemented with other qualitative factors based on the risks present in each geography and portfolio segment. These factors include consideration of the following: changes in national, regional and local economic trends and conditions; effects of any changes in interest rates; changes in the volume and severity of net charge-offs, delinquencies, and nonperforming loans; changes in the experience, ability, and depth of lending management and other relevant staff; effects of any changes in credit concentrations; effects of any changes in underwriting standards, lending policies, procedures, and practices; and changes in the nature, volume and terms of loans.

The Company’s allowance methodology also includes additional allocation percentages for residential and installment loans in non-accrual status and residential and installment loans three payments past due and still accruing interest, commercial loans classified by the Company’s internal loan review grading process, and residential loans with loan-to-value ratios in excess of 90% at the time of origination. The reserve percentages are determined based upon a review of recent charge-offs and take into consideration the type of loan, the fixed or variable nature of the loan, and the type and geography of the underlying collateral, if any.

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

Installment:

The Company’s installment loans are primarily made up of installment loans, personal lines of credit, as well as secured and unsecured credit cards. The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured as are most credit card loans.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense.   At December 31, 2014 and 2013 there were $6.4 million and $8.7 million of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices or applications with the Bank’s and the Company’s regulators. The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well capitalized institution. During 2015, the Bank could declare dividends of approximately $37.4 million plus any 2015 net profits retained to the date of the dividend declaration.

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

Stock Based Compensation Plans

The Company has stock based compensation plans for employees and directors. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options while, for restricted stock awards, the fair value of the Company’s common stock at the date of grant is used.

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

Trust Assets

Assets under management with the Trustco Financial Services Department are not included in the Company’s consolidated financial statements because Trustco Financial Services holds these assets in a fiduciary capacity.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $91.2 million and $83.6 million at December 31, 2014 and 2013, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$78,420	2	622	77,800
State and political subdivisions	2,232	39	-	2,271
Mortgage backed securities and collateralized mortgage obligations - residential	486,107	1,108	3,655	483,560
Corporate bonds	1,500	-	-	1,500
Small Business Administration- guaranteed participation securities	103,273	-	2,777	100,496
Mortgage backed securities and collateralized mortgage obligations - commercial	10,696	-	249	10,447
Other	650	-	-	650
Total debt securities	682,878	1,149	7,303	676,724
Equity securities	35	-	-	35
Total securities available for sale	$682,913	1,149	7,303	676,759

(dollars in thousands)	December 31, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$200,531	22	1,724	198,829
State and political subdivisions	7,623	135	-	7,758
Mortgage backed securities and collateralized mortgage obligations - residential	552,230	267	20,048	532,449
Corporate bonds	10,429	43	1	10,471
Small Business Administration- guaranteed participation securities	111,383	-	8,354	103,029
Mortgage backed securities and collateralized mortgage obligations - commercial	10,965	-	407	10,558
Other	650	-	-	650
Total debt securities	893,811	467	30,534	863,744
Equity securities	10	-	-	10
Total securities available for sale	$893,821	467	30,534	863,754

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2014, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$4,159	4,163
Due in one year through five years	415,064	413,058
Due after five years through ten years	263,343	259,189
Due after ten years	312	314
	$682,878	676,724

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2014
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss

U.S. government sponsored enterprises	$12,840	81	54,959	541	67,799	622
Mortgage backed securities and collateralized mortgage obligations - residential	65,549	492	325,476	3,163	391,025	3,655
Small Business Administration-guaranteed participation securities	-	-	100,496	2,777	100,496	2,777
Mortgage backed securities and collateralized mortgage obligations - commercial	-	-	10,447	249	10,447	249

Total	$78,389	573	491,378	6,730	569,767	7,303

(dollars in thousands)	December 31, 2013
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$198,023	1,724	-	-	198,023	1,724
Mortgage backed securities and collateralized mortgage obligations - residential	466,056	17,698	54,835	2,350	520,891	20,048
Corporate bonds	902	1	-	-	902	1
Small Business Administration-guaranteed participation securities	103,029	8,354	-	-	103,029	8,354
Mortgage backed securities and collateralized mortgage obligations - commercial	10,558	407	-	-	10,558	407

Total	$778,568	28,184	54,835	2,350	833,403	30,534

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2014, 2013 and 2012 are as follows:

(dollars in thousands)	Year ended December 31,
	2014	2013	2012

Proceeds from sales	$69,147	160,820	154,944
Proceeds from calls	251,927	256,384	1,049,442
Gross realized gains	720	1,702	2,584
Gross realized losses	3	80	423

Tax expense recognized on net gains on sales of securities available for sale were approximately $287 thousand, $649 thousand, and $864 thousand for the years ended December 31, 2014, 2013, 2012 respectively.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $298.5 million and $316.7 million at December 31, 2014 and 2013, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2014
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Mortgage backed securities and collateralized mortgage obligations - residential	$60,986	3,334	-	64,320
Corporate bonds	9,960	1,062	-	11,022
Total held to maturity	$70,946	4,396	-	75,342

(dollars in thousands)	December 31, 2013
		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Mortgage backed securities and collateralized mortgage obligations - residential	$76,270	2,744	138	78,876
Corporate bonds	9,945	1,484	-	11,429
Total held to maturity	$86,215	4,228	138	90,305

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2014, based on the securities’ final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized	Fair
	Cost	Value
Due in one year or less	$-	-
Due in one year through five years	69,598	73,895
Due in five years through ten years	1,348	1,447
	$70,946	75,342

Actual maturities may differ from the above because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

There were no held to maturity securities with gross unrecognized losses as December 31, 2014.  Gross unrecognized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrecognized loss position at December 31, 2013, were as follows:

(dollars in thousands)	December 31, 2013
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unrec.	Fair	Unrec.	Fair	Unrec.
	Value	Loss	Value	Loss	Value	Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$27,091	138	-	-	27,091	138
Total	$27,091	138	-	-	27,091	138

There were no sales or transfers of held to maturity securities during 2014 and 2013.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2014 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Federal Home Loan Mortgage Corporation	$141,819	141,307
Federal National Mortgage Association	376,197	374,518
Government National Mortgage Association	81,272	83,617
Small Business Administration	103,273	100,496

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

As of December 31, 2014, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2014.

Mortgage backed securities and collateralized mortgage obligations - residential

At December 31, 2014, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2014.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2014, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2014.

Mortgage backed securities and collateralized mortgage obligations - commercial

As of December 31, 2014, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2014.

As a result of the above analysis, for the year ended December 31, 2014, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2014
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$174,788	19,336	194,124
Other	29,200	58	29,258
Real estate mortgage - 1 to 4 family:
First mortgages	2,041,140	476,427	2,517,567
Home equity loans	51,713	5,942	57,655
Home equity lines of credit	308,764	43,370	352,134
Installment	6,774	820	7,594
Total loans, net	$2,612,379	545,953	3,158,332
Less: Allowance for loan losses			46,327
Net loans			$3,112,005

	December 31, 2013
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$169,722	21,404	191,126
Other	32,323	32	32,355
Real estate mortgage - 1 to 4 family:
First mortgages	1,909,447	378,361	2,287,808
Home equity loans	47,494	3,642	51,136
Home equity lines of credit	304,044	36,445	340,489
Installment	5,292	603	5,895
Total loans, net	$2,468,322	440,487	2,908,809
Less: Allowance for loan losses			47,714
Net loans			$2,861,095

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2014 and 2013, the Company had approximately $38.5 million and $35.4 million of real estate construction loans. Of the $38.5 million in real estate construction loans at December 31, 2014, approximately $17.6 million are secured by first mortgages to residential borrowers while approximately $20.9 million were to commercial borrowers for residential construction projects. Of the $35.4 million in real estate construction loans at December 31, 2013, approximately $13.9 million were secured by first mortgages to residential borrowers with the remaining $21.5 million were to commercial borrowers for residential construction projects. The vast majority of construction loans are in the Company’s New York market.

At December 31, 2014 and 2013, loans to executive officers, directors, and to associates of such persons aggregated $9.4 million and $9.7 million, respectively. During 2014, approximately $3.9 million of new loans were made and repayments of loans totaled approximately $4.2 million. All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2014
(dollars in thousands)	New York and
	other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$3,835	-	3,835
Real estate mortgage - 1 to 4 family:
First mortgages	23,643	2,488	26,131
Home equity loans	349	-	349
Home equity lines of credit	3,229	252	3,481
Installment	77	13	90
Total non-accrual loans	31,133	2,753	33,886
Restructured real estate mortgages - 1 to 4 family	125	-	125
Total nonperforming loans	$31,258	2,753	34,011

	December 31, 2013
(dollars in thousands)	New York and
	other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$6,620	-	6,620
Other	332	-	332
Real estate mortgage - 1 to 4 family:
First mortgages	26,713	4,781	31,494
Home equity loans	691	-	691
Home equity lines of credit	3,641	356	3,997
Installment	93	-	93
Total non-accrual loans	38,090	5,137	43,227
Restructured real estate mortgages - 1 to 4 family	166	-	166
Total nonperforming loans	$38,256	5,137	43,393

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2014 and 2013:

New York and other states:
	December 31, 2014
(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$618	52	2,627		3,297	171,491	174,788
Other	-	-	-		-	29,200	29,200
Real estate mortgage - 1 to 4 family:
First mortgages	3,340	3,874	16,782		23,996	2,017,144	2,041,140
Home equity loans	141	59	337		537	51,176	51,713
Home equity lines of credit	568	342	1,198		2,108	306,656	308,764
Installment	79	10	58		147	6,627	6,774

Total	$4,746	4,337	21,002		30,085	2,582,294	2,612,379

Florida:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-		-	19,336	19,336
Other	-	-	-		-	58	58
Real estate mortgage - 1 to 4 family:
First mortgages	801	283	1,225		2,309	474,118	476,427
Home equity loans	-	-	-		-	5,942	5,942
Home equity lines of credit	173	-	116		289	43,081	43,370
Installment	17	-	-		17	803	820

Total	$991	283	1,341		2,615	543,338	545,953

Total:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$618	52	2,627		3,297	190,827	194,124
Other	-	-	-		-	29,258	29,258
Real estate mortgage - 1 to 4 family:
First mortgages	4,141	4,157	18,007		26,305	2,491,262	2,517,567
Home equity loans	141	59	337		537	57,118	57,655
Home equity lines of credit	741	342	1,314		2,397	349,737	352,134
Installment	96	10	58		164	7,430	7,594

Total	$5,737	4,620	22,343		32,700	3,125,632	3,158,332

New York and other states:
	December 31, 2013
(dollars in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$583	1,426	3,379	5,388	164,334	169,722
Other	209	-	123	332	31,991	32,323
Real estate mortgage - 1 to 4 family:
First mortgages	4,664	2,042	17,624	24,330	1,885,117	1,909,447
Home equity loans	46	18	552	616	46,878	47,494
Home equity lines of credit	1,014	331	1,897	3,242	300,802	304,044
Installment	85	12	77	174	5,118	5,292

Total	$6,601	3,829	23,652	34,082	2,434,240	2,468,322

Florida:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-		-	21,404	21,404
Other	-	-	-		-	32	32
Real estate mortgage - 1 to 4 family:
First mortgages	552	-	4,229		4,781	373,580	378,361
Home equity loans	-	-	-		-	3,642	3,642
Home equity lines of credit	109	-	247		356	36,089	36,445
Installment	-	2	-		2	601	603

Total	$661	2	4,476		5,139	435,348	440,487

Total:

(dollars in thousands)	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$583	1,426	3,379		5,388	185,738	191,126
Other	209	-	123		332	32,023	32,355
Real estate mortgage - 1 to 4 family:
First mortgages	5,216	2,042	21,853		29,111	2,258,697	2,287,808
Home equity loans	46	18	552		616	50,520	51,136
Home equity lines of credit	1,123	331	2,144		3,598	336,891	340,489
Installment	85	14	77		176	5,719	5,895

Total	$7,262	3,831	28,128		39,221	2,869,588	2,908,809

  At December 31, 2014 and 2013, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status. There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

(dollars in thousands)	For the year ended December 31, 2014
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$4,019	43,597	98	47,714
Loans charged off:
New York and other states*	397	5,485	201	6,083
Florida	613	835	13	1,461
Total loan chargeoffs	1,010	6,320	214	7,544

Recoveries of loans previously charged off:
New York and other states*	34	442	28	504
Florida	480	69	4	553
Total recoveries	514	511	32	1,057
Net loans charged off	496	5,809	182	6,487
Provision for loan losses	548	4,300	252	5,100
Balance at end of period	$4,071	42,088	168	46,327

(dollars in thousands)	For the year ended December 31, 2013
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$3,771	44,069	87	47,927
Loans charged off:
New York and other states*	1,072	6,572	68	7,712
Florida	100	1,020	6	1,126
Total loan chargeoffs	1,172	7,592	74	8,838

Recoveries of loans previously charged off:
New York and other states*	14	715	17	746
Florida	505	374	-	879
Total recoveries	519	1,089	17	1,625
Net loans charged off	653	6,503	57	7,213
Provision for loan losses	901	6,031	68	7,000
Balance at end of period	$4,019	43,597	98	47,714

(dollars in thousands)	For the year ended December 31, 2012
		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$4,140	44,479	98	48,717
Loans charged off:
New York and other states*	1,307	6,919	128	8,354
Florida	1,192	3,920	13	5,125
Total loan chargeoffs	2,499	10,839	141	13,479

Recoveries of loans previously charged off:
New York and other states*	112	375	49	536
Florida	26	127	-	153
Total recoveries	138	502	49	689
Net loans charged off	2,361	10,337	92	12,790
Provision for loan losses	1,992	9,927	81	12,000
Balance at end of period	$3,771	44,069	87	47,927

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014 and 2013:

	December 31, 2014
(dollars in thousands)		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,071	42,088	168	46,327

Total ending allowance balance	$4,071	42,088	168	46,327

Loans:
Individually evaluated for impairment	$4,129	22,406	-	26,535
Collectively evaluated for impairment	219,253	2,904,950	7,594	3,131,797

Total ending loans balance	$223,382	2,927,356	7,594	3,158,332

	December 31, 2013
(dollars in thousands)		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,019	43,597	98	47,714

Total ending allowance balance	$4,019	43,597	98	47,714

Loans:
Individually evaluated for impairment	$8,082	21,258	-	29,340
Collectively evaluated for impairment	215,399	2,658,175	5,895	2,879,469

Total ending loans balance	$223,481	2,679,433	5,895	2,908,809

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s at December 31, 2014 and 2013 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2014, 2013 and 2012:

New York and other states:
	December 31, 2014
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$4,129	5,499	-	4,798
Other	-	-	-	61
Real estate mortgage - 1 to 4 family:
First mortgages	17,579	18,689	-	17,261
Home equity loans	366	410	-	454
Home equity lines of credit	2,492	2,778	-	2,578

Total	$24,566	27,376	-	25,152

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$-	-	-	577
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,289	1,380	-	1,422
Home equity loans	56	56	-	5
Home equity lines of credit	624	773	-	581

Total	$1,969	2,209	-	2,585

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$4,129	5,499	-	5,375
Other	-	-	-	61
Real estate mortgage - 1 to 4 family:
First mortgages	18,868	20,069	-	18,683
Home equity loans	422	466	-	459
Home equity lines of credit	3,116	3,551	-	3,159

Total	$26,535	29,585	-	27,737

New York and other states:
	December 31, 2013
(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$6,620	8,039	-	6,013
Other	332	332	-	165
Real estate mortgage - 1 to 4 family:
First mortgages	16,257	17,353	-	14,706
Home equity loans	561	614	-	636
Home equity lines of credit	2,528	2,825	-	2,051

Total	$26,298	29,163	-	23,571

Florida:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$1,130	1,130	-	1,401
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,630	1,922	-	1,611
Home equity lines of credit	282	380	-	100

Total	$3,042	3,432	-	3,112

Total:

(dollars in thousands)		Unpaid		Average
	Recorded	Principal	Related	Recorded
	Investment	Balance	Allowance	Investment

Commercial:
Commercial real estate	$7,750	9,169	-	7,414
Other	332	332	-	165
Real estate mortgage - 1 to 4 family:
First mortgages	17,887	19,275	-	16,317
Home equity loans	561	614	-	636
Home equity lines of credit	2,810	3,205	-	2,151

Total	$29,340	32,595	-	26,683

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired. Interest income recognized on impaired loans was not material in 2014, 2013, and 2012.

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

Included in impaired loans as of December 31, 2014 and 2013 are approximately $9.9 million and $8.6 million, respectively, of 1 to 4 family residential real estate loans in accruing status that were identified as TDR’s in accordance with OCC guidance released in the third quarter of 2012.

Management evaluates impairment on impaired loans on a quarterly basis. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time. As a result, as of December 31, 2014 and 2013, based upon management’s evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2014, 2013 and 2012:

	Year ended 12/31/2014			Year ended 12/31/2013			Year ended 12/31/2012
New York and other states*: (dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	1	$294	294	1	$507	507	2	$138	138
Real estate mortgage - 1 to 4 family:
First mortgages	41	5,585	5,585	50	5,852	5,852	95	10,636	10,636
Home equity loans	4	77	77	7	120	120	16	488	488
Home equity lines of credit	3	194	194	13	1,061	1,061	30	1,633	1,633

Total	49	$6,150	6,150	71	$7,540	7,540	143	$12,895	12,895

Florida:
(dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	7	676	676	8	1,149	1,149	12	1,265	1,265
Home equity loans	1	56	56	-	-	-	-	-	-
Home equity lines of credit	3	368	368	3	282	282	2	48	48

Total	11	$1,100	1,100	11	$1,431	1,431	14	$1,313	1,313

The addition of these TDR’s did not have a significant impact on the allowance for loan losses. As previously noted, included in loans modified and classified as TDR’s during the year ended December 31, 2012 are approximately $10.6 million of 1 to 4 family residential real estate loans that were determined to be TDR’s in accordance with OCC guidance released in the third quarter of 2012.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2014, 2013 and 2012 for which there was a payment default during the same period:

	Year ended 12/31/2014		Year ended 12/31/2013		Year ended 12/31/2012
New York and other states*:	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate mortgage - 1 to 4 family:
First mortgages	7	355	5	440	22	2,265
Home equity loans	-	-	1	44	2	13
Home equity lines of credit	1	35	1	56	5	209

Total	8	$390	7	$540	29	$2,487

Florida:
	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate mortgage - 1 to 4 family:
First mortgages	1	$60	-	$-	6	$605
Home equity lines of credit	1	279	-	-	1	47

Total	2	$339	-	$-	7	$652

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

As of December 31, 2014 and 2013, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2014
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$162,589	12,199	174,788
Other	28,677	523	29,200

	$191,266	12,722	203,988

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$19,336	-	19,336
Other	58	-	58

	$19,394	-	19,394

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$181,925	12,199	194,124
Other	28,735	523	29,258

	$210,660	12,722	223,382

	December 31, 2013
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$159,024	10,698	169,722
Other	31,691	632	32,323

	$190,715	11,330	202,045

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$20,274	1,130	21,404
Other	32	-	32

	$20,306	1,130	21,436

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$179,298	11,828	191,126
Other	31,723	632	32,355

	$211,021	12,460	223,481

Included in classified loans in the above tables are impaired loans of $4.1 million and $8.1 million at December 31, 2014 and 2013, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2014 and 2013 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2014 and 2013 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2014 and 2013 follows:

(dollars in thousands)
	2014	2013
Land	$2,413	2,413
Buildings	32,760	30,010
Furniture, fixtures and equipment	47,443	43,697
Leasehold improvements	27,652	25,391
Total bank premises and equipment	110,268	101,511
Accumulated depreciation and amortization	(71,703)	(67,097)
Total	$38,565	34,414

Depreciation and amortization expense approximated $4.8 million, $5.0 million, and $5.0 million for the years 2014, 2013, and 2012, respectively. Occupancy expense of the Bank’s premises included rental expense of $7.3 million in 2014, $7.2 million in 2013, and $6.9 million in 2012.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2014	2013	2012

Interest bearing checking accounts	$365	329	315
Savings accounts	2,662	3,333	3,872
Time deposits and money market accounts	11,064	10,138	14,313
Total	$14,091	13,800	18,500

At December 31, 2014, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$790,320
1 to 2 years	333,911
2 to 3 years	17,852
3 to 4 years	4,713
4 to 5 years	16,265
Over 5 years	172
$1,163,233

Included in total time deposits as of December 31, 2014 is $85.3 million in time deposits with balances in excess of $250,000.

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2014	2013	2012
Amount outstanding at December 31,	$189,116	204,162	159,846
Maximum amount outstanding at any month end	209,370	204,162	166,374
Average amount outstanding	189,430	180,275	152,982
Weighted average interest rate:
For the year	0.74%	0.82	0.96
As of year end	0.72	0.82	0.89

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities pledged against such borrowings. The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2014 and 2013, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2014	2013	2012
Current tax expense:
Federal	$22,046	22,612	19,122
State	2,386	2,531	1,879
Total current tax expense	24,432	25,143	21,001
Deferred tax expense (benefit)	2,964	(1,426)	1,440
Total income tax expense	$27,396	23,717	22,441

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013, are as follows:

	December 31,
(dollars in thousands)	2014	2013
	Deductible	Deductible
	temporary	temporary
	differences	differences
Benefits and deferred remuneration	$(3,885)	$(4,256)
Difference in reporting the allowance for loan losses, net	21,006	22,774
Other income or expense not yet reported for tax purposes	2,325	3,008
Depreciable assets	(1,040)	(1,309)
Other items	-	1,153
Net deferred tax asset at end of year	18,406	21,370
Net deferred tax asset at beginning of year	21,370	19,944

Deferred tax expense (benefit)	$2,964	$(1,426)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $18.4 million and $21.4 million at December 31, 2014 and 2013, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $2.4 million and $12.0 million at December 31, 2014 and 2013, respectively, relating to the net unrealized losses on securities available for sale and a deferred tax asset of $535 thousand and a deferred tax liability of $2.8 million at December 31, 2014 and 2013, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.
The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	Year ended December 31,
	2014	2013	2012
Statutory federal income tax rate	35.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.1)	(0.3)	(0.7)
State income tax (including alternative minimum tax),net of federal tax benefit	2.7	2.3	2.3
Other items	0.7	0.3	0.8
Effective income tax rate	38.3%	37.3	37.4

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

For the years ended December 31, 2014 and 2013 the unrecognized tax benefits and change in those unrecognized tax benefits from the beginning of the year are as follows:

(dollars in thousands)

Balance as of January 1, 2013	$213

Change in unrecognized tax reserve	-

Balance as of December 31, 2013	$213

Change in unrecognized tax reserve	-

Balance as of December 31, 2014	$213

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2014, 2013, and 2012, these amounts were not material. The Company's federal and state income tax returns for the years 2011 through 2014 remain open to examination.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank’s Financial Services Department. This plan was frozen as of December 31, 2006. The following tables set forth the plan’s funded (unfunded) status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2014 and 2013:

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2014	2013
Projected benefit obligation
at beginning of year	$27,822	31,990
Service cost	58	69
Interest cost	1,374	1,273
Benefits paid	(1,751)	(2,045)
Net actuarial loss (gain)	6,159	(3,465)
Projected benefit obligation at end of year	$33,662	27,822

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2014	2013
Fair Value of plan assets at
beginning of year	$39,419	34,584
Actual gain on plan assets	3,325	6,880
Company contributions	2,000	-
Benefits paid	(1,751)	(2,045)
Fair value of plan assets at end of year	42,993	39,419

Funded status at end of year	$9,331	11,597

Amounts recognized in accumulated other comprehensive income consist of the following as of:

	December 31,
	2014	2013
Net actuarial loss	$6,150	813

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income:

	Year ended December 31,
	2014	2013	2012
Service cost	$58	69	55
Interest cost	1,374	1,273	1,426
Expected return on plan assets	(2,504)	(2,190)	(1,912)
Amortization of net loss	-	516	335
Net periodic pension (credit) expense	(1,072)	(332)	(96)

Amortization of net loss	-	(516)	(335)

Net actuarial (gain) / loss included in other comprehensive income	5,337	(8,156)	1,834

	5,337	(8,672)	1,499
Total recognized in net periodic benefit (credit) cost and other comprehensive income	$4,265	(9,004)	1,401

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $161 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2015	$1,709
2016	1,749
2017	1,764
2018	1,799
2019	1,828
2020 - 2024	9,474

The assumptions used to determine benefit obligations at December 31 are as follows:

	2014	2013	2012
Discount rate	4.03%	5.08	4.07

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2014	2013	2012
Discount rate	5.08%	4.07	5.17

Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of both  December 31, 2014 and 2013, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $1.5 million, $1.3 million, and $823 thousand, in 2014, 2013, and 2012, respectively.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of both December 31, 2014 and 2013, the trusts had assets totaling $5.7 million.

(c) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company’s medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees.

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums was eliminated at that time. The Company continues to provide postretirement medical benefits for a limited number of executives in accordance with their employment contracts.

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2014 and 2013:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2014	2013
Accumulated benefit obligation at beginning of year	$2,513	2,413
Service cost	100	50
Interest cost	217	101
Plan amendments	1,811	465
Benefits paid	(83)	(60)
Net actuarial (gain) loss	1,897	(456)
Accumulated benefit obligation at end of year	$6,455	2,513

Change in Plan Assets and
Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2014	2013
Fair value of plan assets at beginning of year	$17,935	15,026
Actual gain on plan assets	1,350	2,909
Company contributions	83	60
Benefits paid	(83)	(60)
Fair value of plan assets at end of year	19,285	17,935

Funded status at end of year	$12,830	15,422

Amounts recognized in accumulated other comprehensive	December 31,
income consist of the following as of:	2014	2013
Net actuarial gain	$(3,429)	(4,945)
Prior service credit	(1,367)	(2,979)
Total	$(4,796)	(7,924)

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income:

	Year ended December 31,
(dollars in thousands)	2014	2013	2012
Service cost	$100	$50	33
Interest cost	217	101	97
Expected return on plan assets	(672)	(495)	(451)
Amortization of net actuarial gain	(297)	(49)	(29)
Amortization of prior service credit	199	(262)	(262)
Net periodic benefit credit	(453)	(655)	(612)

Net (gain) loss	1,219	(2,868)	(590)
Prior service cost	1,811	465	-
Amortization of prior service cost	(199)	262	262
Amortization of net gain	297	49	29
Total amount recognized in other comprehensive income	3,128	(2,092)	(299)

Total amount recognized in net periodic benefit cost and other comprehensive income	$2,675	$(2,747)	(911)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $141 thousand while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $90 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2015	$81
2016	86
2017	92
2018	101
2019	115
2020 - 2024	882

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2014	2013	2012
Discount rate	4.03%	5.08	4.07

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2014	2013	2012
Discount rate	5.08%	4.07	5.17
Expected long-term rate of return on assets, net of tax	3.75	3.30	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2014 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $1.6 million impact on the accumulated postretirement benefit obligation as of December 31, 2014, while a 1% decrease would have an approximate $1.2 million impact. The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2014 would be $389 thousand for a one percentage point increase and $56 thousand for a one percentage point decrease.

(d) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income related to the retirement plan and the postretirement benefit plan, at December 31, 2014 and 2013, respectively:

(dollars in thousands)
	December 31, 2014
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$5,337	3,030	8,367
Amortization of net actuarial gain (loss)	-	297	297
Amortization of prior service credit	-	(199)	(199)
Total	$5,337	3,128	8,465

	December 31, 2013
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total

Change in overfunded position of pension and postretirement benefits	$(8,156)	(2,403)	(10,559)
Amortization of net actuarial gain (loss)	(516)	49	(467)
Amortization of prior service credit	-	262	262
Total	$(8,672)	(2,092)	(10,764)

(e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2014	2013	2014	2013
Debt Securities	32%	26	33	27
Equity Securities	63	69	65	68
Other	5	5	2	5
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2014 and 2013, by asset category, is as follows:

Retirement Plan	Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,043	2,043	-	-
Equity mutual funds	27,149	27,149	-	-
U.S. government sponsored enterprises	6,691	-	6,691	-
Corporate bonds	6,502	-	6,502	-
Fixed income mutual funds	608	608	-	-

Total Plan Assets	$42,993	29,800	13,193	-

Postretirement Benefits	Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$285	285	-	-
Equity mutual funds	12,583	12,583	-	-
U.S. government sponsored enterprises	2,342	-	2,342	-
Corporate bonds	1,520	-	1,520	-
State and political subdivisions	2,555	-	2,555	-

Total Plan Assets	$19,285	12,868	6,417	-

Retirement Plan	Fair Value Measurements at December 31, 2013 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,916	1,916	-	-
Equity mutual funds	27,296	27,296	-	-
U.S. government sponsored enterprises	5,091	-	5,091	-
Corporate bonds	4,517	-	4,517	-
Fixed income mutual funds	599	599	-	-

Total Plan Assets	$39,419	29,811	9,608	-

Postretirement Benefits	Fair Value Measurements at December 31, 2013 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$950	950	-	-
Equity mutual funds	12,135	12,135	-	-
U.S. government sponsored enterprises	1,020	-	1,020	-
Corporate bonds	449	-	449	-
State and political subdivisions	3,381	-	3,381	-

Total Plan Assets	$17,935	13,085	4,850	-

At December 31, 2014 and 2013, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2014 and 2013.

The Company made contributions of $2.0 million to its pension plan during 2014. No contributions were made in 2013. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2015.

(f) Incentive and Bonus Plans

During 2006 the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2014, 2013 or 2012 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $710 thousand for 2014, $657 thousand in 2013 and $601 thousand in 2012.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.3 million, $2.0 million and $1.6 million in 2014, 2013 and 2012, respectively.

The Company has also awarded 3.5 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2014, the weighted average strike price of each unit was $7.20.

(g) Stock Based Compensation Plans-Equity Awards

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

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2014 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2014	3,158,800	$9.54
New options awarded-2014	188,250	7.22
Expired options - 2014	(636,500)	13.55
Cancelled options-2014	-	-
Exercised options - 2014	(17,500)	5.15
Balance, December 31, 2014	2,693,050	$8.27	4.7 years

Exercisable Options

Balance, December 31, 2014	1,919,500	$9.10	3.2 years

At December 31, 2014, the intrinsic value of outstanding stock options and vested stock options was approximately $1.3 million and $695 thousand, respectively. The Company expects all unvested options to vest according to plan provisions.

During 2014 and 2013, 18 thousand and 15 thousand stock options were exercised. The intrinsic value and related tax benefits of stock options exercised in 2014 and 2013 was not material. No stock options were exercised in 2012. It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $569 thousand at December 31, 2014. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.5 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2014, 2013 and 2012 estimated using the Black-Scholes option pricing model, was $0.93, $1.08 and $0.76, respectively. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2014, 2013 and 2012 are detailed in the table below:

	2014	2013	2012
	Employees' Plan	Employees' Plan	Employees' Plan
Expected dividend yield	3.64%	3.72%	5.08%
Risk-free interest rate	1.74	1.45	0.80
Expected volatility rate	21.62	25.83	30.18
Expected lives	5.0 years	5.0 years	5.0 years

During 2011, the Company issued 99 thousand restricted common shares to certain eligible executive officers and another 7 thousand restricted common shares to its board of directors. The restricted share awards hold the same voting powers as the Company’s common stock and became 100% vested after three years based upon a cliff-vesting schedule. The shares were also eligible to receive nonforfeitable dividend payments. The fair value of these awards was $5.14 per restricted share, the fair value of the Company’s common stock on the grant date.

The 2014 activity for the restricted common shares was as follows:

Restricted common shares
Outstanding
Shares
Balance, December 31, 2013	106,000
New awards granted	-
Awards became vested	(106,000)
Balance, December 31, 2014	-

During 2014, 2013 and 2012, the Company recognized approximately $141 thousand, $170 thousand and $170 thousand in stock based compensation expense related to the employee awards, respectively. In addition, the Company recognized approximately $10 thousand, $12 thousand and $12 thousand related to the director awards, respectively. All of the awards became fully vested in 2014. Unrecognized stock-based compensation expense related to the outstanding restricted shares totaled $151 thousand and $333 thousand at December 31, 2013 and 2012, respectively.

(h) Stock Based Compensation Plans-Liability Awards

Liability awards are types of stock based compensation that can be settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service based and performance based liability awards in 2014, 2013 and 2012.

The activity for service based awards during 2014 was as follows:

Restricted share units

Outstanding
Units

Balance, December 31, 2013	133,750
New awards granted	68,650
Awards settled	-
Balance, December 31, 2014	202,400

Service Based Awards: During 2014, 2013 and 2012, the Company issued restricted share units to certain eligible officers, executives and its board of directors. The restricted share units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized, is based on the fair value of the Company’s stock.

During 2014, 2013 and 2012, the Company recognized approximately $352 thousand, $230 thousand and $23 thousand, respectively, in stock based compensation expense related to these awards. Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $864 thousand at December 31, 2014. At December 31, 2014 all of the awards were unvested. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 26 months as of December 31, 2014.

The liability related to service based liability awards totaled $605 thousand and $253 thousand at December 31, 2014 and 2013, respectively.

The activity for performance based awards during 2014 was as follows:

Performance share units

Outstanding
Units

Balance, December 31, 2013	146,500
New awards granted	83,000
Awards settled	-
Balance, December 31, 2014	229,500

Performance Based Awards: During 2014, 2013 and 2012, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2013 and 2012, the Company expects to exceed its required performance criteria and therefore has adjusted its calculation for the increased number of units that would be settled in cash upon vesting. For units granted in 2014, the Company expects to meet its required performance criteria. During 2014, 2013 and 2012, the Company recognized approximately $490 thousand, $239 thousand and $19 thousand, respectively, in stock based compensation expense related to these units. Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $1.2 million at December 31, 2014. At December 31, 2014 all of the units were unvested. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 26 months as of December 31, 2014.

The liability related to performance based liability awards totaled $748 thousand and $258 thousand at December 31, 2014 and 2013, respectively.

(i) Stock and Liability Based Compensation Expense

Total compensation expense totaled $1.2 million, $847 thousand and $447 thousand in 2014, 2013 and 2012, respectively, related to the 2010 and 2004 TrustCo Bank Corp NY Stock Option Plans.

Of the $1.2 million of stock based compensation expense recognized in 2014, $870 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $325 thousand related to equity awards.

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

Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying consolidated statements of income related to stock-based compensation in 2014, 2013 and 2012 was approximately $478 thousand, $296 thousand and $156 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2015	$7,023
2016	6,824
2017	6,509
2018	6,249
2019	6,130
2020 and after	40,840
$73,575

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $5.4 million for 2014 and $5.1 million for both 2013 and 2012. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2019.

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

A reconciliation of the component parts of earnings per share for 2014, 2013 and 2012 follows:

(dollars in thousands, except per share data)
	2014	2013	2012
For the years ended December 31:
Net income	$44,193	39,812	37,534
Less: Net income allocated to participating securities	43	45	43
Net income allocated to common shareholders	$44,150	39,767	37,491
Basic EPS:
Distributed earnings allocated to common stock	$24,866	24,745	24,607
Undistributed earnings allocated to common stock	19,284	15,022	12,884
Net income allocated to common shareholders	$44,150	39,767	37,491
Weighted average common shares outstanding including participating securities	94,721	94,266	93,739
Less: Participating securities	93	106	106
Weighted average common shares	94,628	94,160	93,633
Basic EPS	$0.467	0.422	0.400

Diluted EPS:
Net income allocated to common shareholders	$44,150	39,767	37,491
Weighted average common shares for basic EPS	94,628	94,160	93,633
Effect of Dilutive Securities:
Stock Options	125	46	4
Weighted average common shares including potential dilutive shares	94,753	94,206	93,637

Diluted EPS	$0.466	0.422	0.400

As of December 31, 2014, 2013 and 2012, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 2.3 million, 2.5 million, and 2.9 million, respectively. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2014 and 2013, was $446.7 million and $430.3 million, respectively. Approximately 80% and 79% of these commitments were for variable rate products at the end of 2014 and 2013, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $8.0 million and $6.5 million at December 31, 2014 and 2013, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2014 and 2013 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$77,800	-	77,800	-
State and political subdivisions	2,271	-	2,271	-
Mortgage backed securities and collateralized mortgage obligations - residential	483,560	-	483,560	-
Corporate bonds	1,500	-	1,500	-
Small Business Administration- guaranteed participation securities	100,496	-	100,496	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,447	-	10,447	-
Other securities	685	35	650	-
Total securities available for sale	$676,759	35	676,724	-

	Fair Value Measurements at December 31, 2013 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$198,829	-	198,829	-
State and political subdivisions	7,758	-	7,758	-
Mortgage backed securities and collateralized mortgage obligations - residential	532,449	-	532,449	-
Corporate bonds	10,471	-	10,471	-
Small Business Administration- guaranteed participation securities	103,029	-	103,029
Mortgage backed securities and collateralized mortgage obligations - commercial	10,558	-	10,558	-
Other securities	660	10	650	-
Total securities available for sale	$863,754	10	863,744	-

There were no transfers between Level 1 and Level 2 in 2014 and 2013.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)

Other real estate owned	$6,441	-	-	6,441
Impaired Loans:
Commercial real estate	206	-	-	206
Real estate mortgage - 1 to 4 family:
First mortgages	2,627	-	-	2,627
Home Equity Lines of Credit	810	-	-	810

	Fair Value Measurements at December 31, 2013 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)

Other real estate owned	$8,729	-	-	8,729
Impaired Loans:
Commercial real estate	1,802	-	-	1,802
Real estate mortgage - 1 to 4 family:
First mortgages	2,425	-	-	2,425
Home Equity Loans	48	-	-	48
Home Equity Lines of Credit	810	-	-	810

Other real estate owned, which is carried at fair value less costs to sell, approximates $6.4 million at December 31, 2014 and consisted of $2.2 million of commercial real estate and $4.2 million of residential real estate properties. A valuation charge of $2.0 million is included in earnings for the year ended December 31, 2014.

Of the total impaired loans of $26.5 million at December 31, 2014, $3.6 million are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2014. Gross charge-offs related to commercial impaired loans included in the table above were $17 thousand for the year ended December 31, 2014, while gross charge-offs related to residential impaired loans included in the table above amounted to $349 thousand.

Other real estate owned, which is carried at fair value less costs to sell, approximates $8.7 million at December 31, 2013 and consisted of $5.0 million of commercial real estate and $3.7 million of residential real estate properties. A valuation charge of $2.2 million is included in earnings for the year ended December 31, 2013.

Of the total impaired loans of $29.3 million at December 31, 2013, $5.1 million are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2013. Gross charge-offs related to commercial impaired loans included in the table above were $761 thousand for the year ended December 31, 2013, while gross charge-offs related to residential impaired loans included in the table above amounted to $534 thousand.

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments, at December 31, 2014 and 2013 are as follows:

(dollars in thousands)		Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$671,448	671,448	-	-	671,448
Securities available for sale	676,759	35	676,724	-	676,759
Held to maturity securities	70,946	-	75,342	-	75,342
Federal Reserve Bank and Federal
Home Loan Bank stock	9,228	N/A	N/A	N/A	N/A
Net loans	3,112,005	-	-	3,171,005	3,171,005
Accrued interest receivable	10,800	30	2,694	8,076	10,800
Financial liabilities:
Demand deposits	331,425	331,425	-	-	331,425
Interest bearing deposits	3,700,816	2,537,583	1,163,245	-	3,700,828
Short-term borrowings	189,116	-	189,116	-	189,116
Accrued interest payable	548	100	448	-	548

(dollars in thousands)		Fair Value Measurements at December 31, 2013 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$583,044	583,044	-	-	583,044
Securities available for sale	863,754	10	863,744	-	863,754
Held to maturity securities	86,215	-	90,305	-	90,305
Federal Reserve Bank and Federal
Home Loan Bank stock	10,500	N/A	N/A	N/A	N/A
Net loans	2,861,095	-	-	2,910,940	2,910,940
Accrued interest receivable	11,198	-	3,452	7,746	11,198
Financial liabilities:
Demand deposits	318,456	318,456	-	-	318,456
Interest bearing deposits	3,608,615	2,477,567	1,132,025	-	3,609,592
Short-term borrowings	204,162	-	204,162	-	204,162
Accrued interest payable	468	101	367	-	468

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

(14) Regulatory Capital Requirements

  The Bank is subject to regulatory capital requirements. Under the tangible, core/leverage and risk-based requirements in effect at December 31, 2014 and 2013, Trustco Bank was required to maintain a minimum tangible capital of 1.50% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

In July 2013, the federal bank regulatory agencies, including the Company’s primary federal regulator, the Board of Governors of the Federal Reserve System, and the Bank’s primary federal regulator, the Office of the Comptroller of the Currency, published final rules establishing a new comprehensive capital framework for U.S. banks and bank holding companies. The final rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%.

The new rules are effective for the Company and the Bank on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. The Company has not previously been subject to express regulatory capital requirements.

Federal banking regulations also establish a “prompt corrective action” capital framework for the classification of insured depository institutions, such as Trustco Bank, and their holdings companies into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. Under the prompt corrective action rules in effect for the years ended December 31, 2014 and December 31, 2013, an institution was considered well capitalized if it had a leverage capital ratio of at least 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%, and a total risk-based capital ratio of at least 10.00%. An institution was adequately capitalized if it had a leverage ratio of at least 4.00% (3.00% for the most highly rated institutions); a Tier 1 risk-based capital ratio of 4.00% or greater and a total risk-based capital ratio of 8.00% or greater.

The new capital rules described also revise the prompt corrective action regulations effective January 1, 2015. Generally, under the standards in effect commencing on January 1, 2015, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.00%, a common equity Tier 1 risk-based capital ratio of at least 6.50%, a Tier 1 risk-based capital ratio of at least 8.00%, and a total risk-based capital ratio of at least 10.00%. An institution is adequately capitalized if it has a leverage ratio of at least 4.00%; a common equity Tier 1 risk-based capital ratio of at least 4.50%, a Tier 1 risk-based capital ratio of 4.00% or greater and a total risk-based capital ratio of 8.00% or greater. An institution is “undercapitalized” if it does not achieve the ratios to be considered to be adequately captitalized.

The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

As of December 31, 2014 and 2013, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification under the new rules.

The following is a summary of actual capital amounts and ratios as of December 31, 2014 and 2013, for Trustco Bank:

(dollars in thousands)	As of December 31, 2014		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$386,913	8.33%	5.00%	4.00%
Tier 1 risk-based capital	386,913	16.60	6.00	4.00
Total risk-based capital	416,269	17.86	10.00	8.00

(dollars in thousands)	As of December 31, 2013		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$365,954	8.07%	5.00%	4.00%
Tier 1 risk-based capital	365,954	16.34	6.00	4.00
Total risk-based capital	394,200	17.60	10.00	8.00

*Regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized

The following is a summary of actual capital amounts and ratios as of December 31, 2014 and 2013 for TrustCo on a consolidated basis, with the calculations done on the same basis as for Trustco Bank.

(dollars in thousands)	As of December 31, 2014
	Amount	Ratio

Leverage capital	$397,400	8.55%
Tier 1 risk-based capital	397,400	17.04
Total risk-based capital	426,770	18.30

(dollars in thousands)	As of December 31, 2013
	Amount	Ratio

Leverage capital	$375,063	8.27%
Tier 1 risk-based capital	375,063	16.74
Total risk-based capital	403,317	18.00

(15) Accumulated Other Comprehensive (Loss) Income

The following is a summary of the accumulated other comprehensive (loss) income balances, net of tax:

(dollars in thousands)	Year ended 12/31/14
	Balance at 12/31/2013	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/14	Balance at 12/31/2014

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(18,078)	14,815	(430)	14,385	(3,693)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,843	(5,031)	-	(5,031)	(1,188)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	432	-	(60)	(60)	372
Accumulated other comprehensive income (loss), net of tax	(13,803)	9,784	(490)	9,294	(4,509)

(dollars in thousands)	Year ended 12/31/13
	Balance at 12/31/2012	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/13	Balance at 12/31/2013

Net unrealized holding gain (loss) on securities available for sale, net of tax	$3,755	(20,860)	(973)	(21,833)	(18,078)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(2,506)	6,349	-	6,349	3,843
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	309	-	123	123	432
Accumulated other comprehensive income (loss), net of tax	1,558	(14,511)	(850)	(15,361)	(13,803)

(dollars in thousands)	Year ended 12/31/12
	Balance at 12/31/2011	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/12	Balance at 12/31/2012

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(1,018)	6,070	(1,297)	4,773	3,755
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(1,758)	(748)	-	(748)	(2,506)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	283	-	26	26	309
Accumulated other comprehensive income (loss), net of tax	$(2,493)	5,322	(1,271)	4,051	1,558

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012:

(dollars in thousands)	Year Ended December 31,
	2014	2013	2012
Unrealized gains (losses) on securities available for sale:

Realized gain on securities transactions	$717	1,622	2,161
Income tax expense	(287)	(649)	(864)
Net of tax	430	973	1,297

Amortization of pension and postretirement benefit items:

Amortization of net actuarial loss	297	(467)	(306)
Amortization of prior service credit	(199)	262	262
Income tax benefit	(38)	82	18
Net of tax	60	(123)	(26)
Total reclassifications, net of tax	$490	850	1,271

(16) Building Held for Sale

During 2013, Trustco entered into an agreement to sell a building that was to be used as the regional operations center in Florida to a third party purchaser for approximately $5.0 million. As of December 31, 2013, the carrying value of the building was approximately $3.2 million and the building was held for sale and included in Other Assets in the Consolidated Statement of Financial Condition. The sale occurred during 2014 and the Company recognized a gain of $1.6 million, which is included in other noninterest income in the Consolidated Statement of Income.

 (17) Recent Accounting Pronouncements

In January 2014, the FASB amended existing guidance to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized. These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure, or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this standard will not have a material effect on the Company’s operating results or financial condition.

In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.

(18) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

(dollars in thousands)	Year Ended December 31,
Income:	2014	2013	2012

Dividends and interest from subsidiaries	$24,499	24,491	24,475
Miscellaneous income	18	-	-
Total income	24,517	24,491	24,475
Expense:
Operating supplies	50	81	105
Professional services	557	491	296
Miscellaneous expense	1,350	1,042	737
Total expense	1,957	1,614	1,138
Income before income taxes and subsidiaries' undistributed earnings	22,560	22,877	23,337
Income tax benefit	(663)	(548)	(364)

Income before subsidiaries' undistributed earnings	23,223	23,425	23,701

Equity in undistributed earnings of subsidiaries	20,970	16,387	13,833
Net income	$44,193	39,812	37,534

Statements of Condition
(dollars in thousands)	As of December 31,
Assets:	2014	2013
Cash in subsidiary bank	$17,034	15,263
Investments in subsidiaries	382,968	352,717
Securities available for sale	35	10
Other assets	918	227
Total assets	400,955	368,217
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	7,511	6,404
Total liabilities	7,511	6,404
Shareholders' equity	393,444	361,813
Total liabilities and shareholders' equity	$400,955	368,217

Statements of Cash Flows

(dollars in thousands)	Year Ended December 31,
	2014	2013	2012
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$44,193	39,812	37,534
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(20,970)	(16,387)	(13,833)
Stock based compensation expense	325	378	405
Net change in other assets and accrued expenses	388	277	(158)
Total adjustments	(20,257)	(15,732)	(13,586)
Net cash provided by operating activities	23,936	24,080	23,948
Cash flows from investing activities:
Purchases of securities available for sale	(25)	-	-
Net cash used in investing activities	(25)	-	-
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	131	36	-
Dividends paid	(24,839)	(24,711)	(24,574)
Payments to acquire treasury stock	(282)	-	-
Proceeds from sales of treasury stock	2,850	2,908	2,913

Net cash used in financing activities	(22,140)	(21,767)	(21,661)

Net increase in cash and cash equivalents	1,771	2,313	2,287

Cash and cash equivalents at beginning of year	15,263	12,950	10,663

Cash and cash equivalents at end of year	$17,034	15,263	12,950

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1532 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1018 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1892 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Halfmoon Office	Madison Ave. Office	Newton Plaza Office
215 Guideboard Rd.	1084 Madison Ave.	602 New Loudon Rd.
Country Dollar Plaza	Albany, NY	Latham, NY
Halfmoon, NY	Telephone: (518) 489-4711	Telephone: (518) 786-3687
Telephone: (518) 371-0593
	Malta 4 Corners Office	Niskayuna-Woodlawn Office
Hartsdale Office	2471 Route 9	3461 State St.
220 East Hartsdale Ave.	Malta, NY	Schenectady, NY
Hartsdale, NY	Telephone: (518) 899-1056	Telephone: (518) 377-2264
Telephone: (914) 722-2640
	Mamaroneck Office	Northern Pines Road Office
Highland Office	180-190 East Boston Post Rd.	649 Maple Ave.
3580 Route 9W	Mamaroneck, NY	Saratoga Springs, NY
Highland, NY	Telephone: (914) 777-3023	Telephone: (518) 583-2634
Telephone: (845) 691-7023
	Mayfair Office	Nyack Office
Hoosick Falls Office	286 Saratoga Rd.	21 Route 59
47 Main St.	Glenville, NY	Nyack, NY
Hoosick Falls, NY	Telephone: (518) 399-9121	Telephone: (845) 353-2035
Telephone: (518) 686-5352
	Mechanicville Office	Peekskill Office
Hudson Office	9 Price Chopper Plaza	20 Welcher Ave.
507 Warren St.	Mechanicville, NY	Peekskill, NY
Hudson, NY	Telephone: (518) 664-1059	Telephone: (914) 739-1839
Telephone: (518) 828-9434
	Milton Office	Pelham Office
Hudson Falls Office	2 Trieble Ave.	132 Fifth Ave.
3750 Burgoyne Ave.	Ballston Spa, NY	Pelham, NY
Hudson Falls, NY	Telephone: (518) 885-0498	Telephone: (914) 632-1983
Telephone: (518) 747-0886
	Monroe Office	Pomona Office
Katonah Office	791 Route 17M	1581 Route 202
18 Woods Bridge Road	Monroe, NY	Pomona, NY
Katonah, NY	Telephone: (845) 782-1100	Telephone: (845) 354-0176
Telephone: (914) 666-6230
	Mont Pleasant Office	Poughkeepsie Office
Kingston Office	959 Crane St.	2656 South Rd.
1220 Ulster Ave.	Schenectady, NY	Poughkeepsie, NY
Kingston, NY	Telephone: (518) 346-1267	Telephone: (845) 485-6419
Telephone: (845) 336-5372
	Mt. Kisco Office	Queensbury Office
Lake George Office	222 East Main St.	118 Quaker Rd.
2160 Route 9L	Mt. Kisco, NY	Suite 1
Lake George, NY	Telephone: (914) 666-2362	Queensbury, NY
Telephone: (518) 668-2352		Telephone: (518) 798-7226
New City Office
Latham Office	20 Squadron Blvd.	Red Hook Office
1 Johnson Rd.	New City, NY	4 Morgans Way
Latham, NY	Telephone: (845) 634-4571	Red Hook, NY
Telephone: (518) 785-0761		Telephone: (845) 752-2224
New Scotland Office
Loudon Plaza Office	301 New Scotland Ave.	Rotterdam Office
372 Northern Blvd.	Albany, NY	Curry Road Shopping Center
Albany, NY	Telephone: (518) 438-7838	Schenectady, NY
Telephone: (518) 462-6668		Telephone: (518) 355-8330

Route 2 Office	Stuyvesant Plaza Office	Wilton Mall Office
201 Troy-Schenectady Rd.	Western Ave. at Fuller Rd.	Route 50
Latham, NY	Albany, NY	Saratoga Springs, NY
Telephone: (518) 785-7155	Telephone: (518) 489-2616	Telephone: (518) 583-1716

Route 7 Office	Tanners Main Office	Wolf Road Office
1156 Troy-Schenectady Rd.	345 Main St.	34 Wolf Rd.
Latham, NY	Catskill, NY	Albany, NY
Telephone: (518) 785-4744	Telephone: (518) 943-2500	Telephone: (518) 458-7761

Saratoga Office	Tanners West Office	Wynantskill Office
34 Congress St.	238 West Bridge St.	134-136 Main St.
Saratoga Springs, NY	Catskill, NY	Wynantskill, NY
Telephone: (518) 587-3520	Telephone: (518) 943-5090	Telephone: (518) 286-2674

Schaghticoke Office	Troy Office	Florida
2 Main St.	5th Ave. and State St.
Schaghticoke, NY	Troy, NY	Alafaya Woods Office
Telephone: (518) 753-6509	Telephone: (518) 274-5420	1500 Alafaya Trl.
Oviedo, FL
Scotia Office	Union Street East Office	Telephone: (407) 359-5991
123 Mohawk Ave.	1700 Union St.
Scotia, NY	Schenectady, NY	Aloma Office
Telephone: (518) 372-9416	Telephone: (518) 382-7511	4070 Aloma Ave.
Winter Park, FL
Sheridan Plaza Office	Upper Union Street Office	Telephone: (407) 677-1969
1350 Gerling St.	1620 Union St.
Schenectady, NY	Schenectady, NY	Apollo Beach Office
Telephone: (518) 377-8517	Telephone: (518) 374-4056	205 Apollo Beach Blvd.
Apollo Beach, FL
Slingerlands Office	Ushers Road Office	Telephone: (813) 649-0460
1569 New Scotland Rd.	308 Ushers Rd.
Slingerlands, NY	Ballston Lake, NY	Apopka Office
Telephone: (518) 439-9352	Telephone: (518) 877-8069	1134 North Rock Springs Rd.
Apopka, FL
South Glens Falls Office	Valatie Office	Telephone: (407) 464-7373
133 Saratoga Rd.	2929 Route 9
Suite 1	Valatie, NY	Avalon Park Office
South Glens Falls, NY	Telephone: (518) 758-2265	3662 Avalon Park East Blvd.
Telephone: (518) 793-7668		Orlando, FL
	Wappingers Falls Office	Telephone: (407) 380-2264
State Farm Road Office	1490 Route 9
2050 Western Ave.	Wappingers Falls, NY	BeeLine Center Office
Guilderland, NY	Telephone: (845) 298-9315	10249 South John Young Pkwy.
Telephone: (518) 452-6913		Suite 101
	Warrensburg Office	Orlando, FL
State St. Albany Office	9 Lake George Plaza Rd.	Telephone: (407) 240-0945
112 State St.	Lake George, NY
Albany, NY	Telephone: (518) 623-3707	Beneva Village Office
Telephone: (518) 436-9043		5950 South Beneva Road
	West Sand Lake Office	Sarasota, FL
State St. Schenectady - Main Office	3690 NY Route 43	Telephone: (941) 923-8269
320 State St.	West Sand Lake, NY
Schenectady, NY	Telephone: (518) 674-3327
Telephone: (518) 381-3831

Bradenton Office	Goldenrod Office
5858 Cortez Rd. West	7803 East Colonial Rd.	Maitland Office
Bradenton, FL	Suite 107	9400 US Route 17/92
Telephone: (941) 792-2604	Orlando, FL	Suite 101
	Telephone: (407) 207-3773	Maitland, FL
Telephone: (407) 332-6071
Colonial Drive Office
4301 East Colonial Dr.	Juno Beach Office	Melbourne Office
Orlando, FL	14051 US Highway 1	2481 Croton Rd.
Telephone: (407) 895-6393	Juno Beach, FL	Melbourne, FL
	Telephone: (561) 630-4521	Telephone: (321) 752 0446
Curry Ford Road Office
3020 Lamberton Blvd.	Lady Lake Office	Metro West Office
Suite 116	873 North US Highway 27/441	2619 S. Hiawasee Rd.
Orlando, FL	Lady Lake, FL	Orlando, FL
Telephone: (407) 277-9663	Telephone: (352) 205-8893	Telephone: (407) 293-1580

Curry Ford West Office	Lake Brantley Office	North Clermont Office
2838 Curry Ford Rd.	909 North SR 434	12302 Roper Blvd.
Orlando, FL	Altamonte Springs, FL	Clermont, FL
Telephone: (407) 893-9878	Telephone: (407) 339-3396	Telephone: (352) 243-2563

Davenport Office	Lake Mary Office	Orange City Office
2300 Deer Creek Commons Ln.	350 West Lake Mary Blvd.	902 Saxon Blvd.
Suite 600	Sanford, FL	Suite 101
Davenport, FL	Telephone: (407) 330-7106	Orange City, FL
Telephone: (863) 424-9493		Telephone: (386) 775-1392

	Lake Nona Office	Ormond Beach Office
Dean Road Office	9360 Narcoossee Rd.	115 North Nova Rd.
3920 Dean Rd.	Orlando, FL	Ormond Beach, FL
Orlando, FL	(407) 801-7330	Telephone: (386) 256-3813
Telephone: (407) 657-8001
	Lake Square Office	Osprey Office
Downtown Orlando Office	10105 Route 441	1300 South Tamiami Trl.
415 East Pine St.	Leesburg, FL	Osprey, FL
Orlando, FL	Telephone: (352) 323-8147	Telephone: (941) 918-9380
Telephone: (407) 422-7129
	Lee Road Office	Oviedo Office
East Colonial Office	1084 Lee Rd.	1875 West County Rd. 419
12901 East Colonial Dr.	Suite 11	Suite 600
Orlando, FL	Orlando, FL	Oviedo, FL
Telephone: (407) 275-3075	Telephone: (407) 532-5211	Telephone: (407) 365-1145

Englewood Office	Lee Vista Office	Pleasant Hill Commons Office
2930 South McCall Rd.	8288 Lee Vista Blvd.	3307 South Orange Blossom Trl.
Englewood, FL	Suite E	Kissimmee, FL
Telephone: (941) 460-0601	Orlando, FL	Telephone: (407) 846-8866
Telephone: (321) 235-5583
Gateway Commons Office
1525 East Osceola Pkwy.	Leesburg Office	Port Orange Office
Suite 120	1330 Citizens Blvd.	3751 Clyde Morris Blvd.
Kissimmee, FL	Suite 101	Port Orange, FL
Telephone: (407) 932-0398	Leesburg, FL	Telephone: (386) 322-3730
Telephone: (352) 365-1305

Rinehart Road Office	Westwood Plaza Office	Lee Office
1185 Rinehart Rd.	4942 West State Route 46	43 Park St.
Sanford, FL	Suite 1050	Lee, MA
Telephone: (407) 268-3720	Sanford, FL	Telephone: (413) 243-4300
Telephone: (407) 321-4925
Sarasota Office		Pittsfield Office
2704 Bee Ridge Rd.	Windermere Office	1 Dan Fox Dr.
Sarasota, FL	2899 Maguire Rd.	Pittsfield, MA
Telephone: (941) 929-9451	Windermere, FL	Telephone: (413) 442-1330
Telephone: (407) 654-0498
South Clermont Office		New Jersey
16908 High Grove Blvd.	Winter Garden Office
Clermont, FL	16118 Marsh Rd.	Northvale Office
Telephone: (352) 243-9511	Winter Garden, FL	220 Livingston St.
	Telephone: (407) 654-4609	Northvale, NJ
Stuart Office		Telephone: (201) 750-1501
951 SE Federal Highway	Winter Haven Office
Stuart, FL	7476 Cypress Gardens Blvd. Southeast	Ramsey Office
Telephone: (772) 286-4757	Winter Haven, FL	385 North Franklin Tpk.
	Telephone: (863) 326-1918	Ramsey, NJ
Sun City Center		Telephone: (201) 934-1429
4441 Sun City Center	Winter Springs Office
Sun City Center, FL	851 East State Route 434	Vermont
Telephone: (813) 633-1468	Winter Springs, FL
	Telephone: (407) 327-6064	Bennington Office
Sweetwater Office		215 North St.
671 North Hunt Club Rd.	Massachusetts	Bennington, VT
Longwood, FL		Telephone: (802) 447-4952
Telephone: (407) 774-1347	Allendale Office
5 Cheshire Rd.
Tuskawilla Road Office	Suite 18
1295 Tuskawilla Rd.	Pittsfield, MA
Suite 10	Telephone: (413) 236-8400
Winter Springs, FL
Telephone: (407) 695-5558	Great Barrington Office
326 Stockbridge Rd.
Venice Office	Great Barrington, MA
2057 South Tamiami Trl.	Telephone: (413) 644-0054
Venice, FL
Telephone: (941) 496-9100

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND	Dennis A. De Gennaro, President
CHIEF EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Joseph A. Lucarelli, President
EXECUTIVE VICE PRESIDENT AND	Traditional Builders
CHIEF OPERATING OFFICER	Residential Construction
Robert T. Cushing	Thomas O. Maggs, President
Maggs & Associates
EXECUTIVE VICE PRESIDENT AND	Insurance Agency
CHIEF BANKING OFFICER	Chairman, TrustCo Bank Corp NY
Scot R. Salvador	Anthony J. Marinello, M.D., Ph.D.
Physician
EXECUTIVE VICE PRESIDENT AND	Robert A. McCormick
SECRETARY	Retired Chairman
Robert M. Leonard	TrustCo Bank Corp NY
Robert J. McCormick,
SENIOR VICE PRESIDENT AND	President and Chief Executive Officer
TREASURER	TrustCo Bank Corp NY
Eric W. Schreck	William D. Powers, Partner
Powers & Co., LLC
SENIOR VICE PRESIDENT AND	Consulting
CHIEF FINANCIAL OFFICER	William J. Purdy, President
Michael M. Ozimek	Welbourne & Purdy Realty, Inc.
Real Estate
ASSISTANT SECRETARIES
Sharon J. Parvis
Thomas M. Poitras

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS

Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF
EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT	EXECUTIVE VICE PRESIDENT	EXECUTIVE VICE PRESIDENT
AND CHIEF OPERATING OFFICER	AND CHIEF BANKING OFFICER	Robert M. Leonard
Robert T. Cushing	Scot R. Salvador

ACCOUNTING/FINANCE	BRANCH ADMINISTRATION	FACILITIES/ GENERAL
Senior Vice President and Chief Financial Officer	Senior Vice President/	SERVICES
Michael M. Ozimek	Florida Regional President	Vice President
Vice President	Eric W. Schreck	Michelle L. Simmonds
Daniel R. Saullo	Regional Administrators	Officer
Interest Rate Risk Vice President	Amy E. Anderson	Joseph N. Marley
Kevin T. Timmons	Takla A. Awad
	Clint M. Mallard	LENDING
APPRAISALS	Gloryvel Morales	Administrative Vice President
Officer	Zachary B. Ogden	Michael J. Lofrumento
Lara Ann Gough	Assistant Vice Presidents	Vice Presidents
	Carly K. Batista	Patrick M. Canavan
COLLECTIONS/ OPERATIONS	Ajay D. Murthy	John R. George
Senior Vice President		Officers
Kevin M. Curley	FINANCIAL SERVICES	Daniel A. Centi
Vice President	DEPARTMENT	James M. Poole
Michael V. Pitnell	Administrative Vice President	Ryan J. Vandenburgh
Officer	Patrick J. LaPorta, Esq.
Stacy L. Marble	Vice President	PERSONNEL
	Thomas M. Poitras	Vice President
COMPLIANCE	Assistant Vice President	Mary-Jean Riley
Administrative Vice President	Richard W. Provost
Michael J. Ewell	Officers	QUALITY CONTROL/
Assistant Vice President	Michael D. Bates	TRAINING
Jennifer L. Meadows	Nathan W. Crowder	Vice President
Officer	Kevin T. Smith	Sharon J. Parvis
James A.P. McCarthy, Esq.	John W. Bresonis	Officer
Joseph M. Rice
INFORMATION TECHNOLOGY	LOAN REVIEW
Chief Technology Officer	Assistant Vice President
Volney R. LaRowe	Paul R. Steenburgh

AUDITOR	MARKETING
Kenneth E. Hughes, Jr.	Officer
Adam E. Roselan

General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 21, 2015	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
1930 Curry Road
Schenectady, NY 12303

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Computershare acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact Computershare at 1-800-368-5948.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write to Computershare listed as transfer agent at the bottom of this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2014 upon written request. Requests and related inquiries should be directed to Kevin T. Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 12,673 shareholders of record of TrustCo common stock as of February 27, 2015.

SUBSIDIARIES:

Trustco Bank	ORE Subsidiary Corporation
Glenville, New York	Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York
Trustco Insurance Agency, Inc.
Glenville, New York
ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)
ORE Property One, Inc.
Orlando, Florida
ORE Property Two, Inc.
Orlando, Florida

TRANSFER AGENT
Computershare
P.O Box 30170
College Station, TX 77842-3170
Toll Free: 1-800-368-5948

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in SNL’s coverage universe. The index included 444 companies as of January 28, 2015. A list of the component companies can be obtained by contacting TrustCo. The fifteen-year period is presented in addition to the five-year period required by the S.E.C. because it provides additional perspective, and TrustCo management believes that longer-term performance is of greater interest to TrustCo shareholders. The fifteen-year graph uses the value of $100 invested in (1) TrustCo’s common stock, (2) Russell 2000, and (3) the SNL Bank and Thrift Index.

	Period Ending
Index	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
TrustCo Bank Corp NY	100.00	105.17	97.70	96.57	137.30	144.30
Russell 2000	100.00	126.86	121.56	141.43	196.34	205.95
SNL Bank and Thrift	100.00	111.64	86.81	116.57	159.61	178.18

	Period Ending
Index	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
TrustCo Bank Corp NY	100.00	111.12	138.44	124.55	159.82	175.26	165.64	156.85	148.90	149.80	104.52	109.92	102.12	100.94	143.51	150.83
Russell 2000	100.00	96.98	99.39	79.03	116.38	137.71	143.98	170.42	167.75	111.08	141.26	179.19	171.71	199.78	277.34	290.92
SNL Bank and Thrift	100.00	120.80	122.59	115.19	156.16	174.88	177.61	207.54	158.26	91.02	89.79	100.24	77.95	104.67	143.31	159.99