Form 10-K, Exhibit 13
period 2015-12-31
TRUSTCO BANK CORP N Y
filed 2016-03-04
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 146 community banking offices and 156 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 31 counties with a broad range of community banking services.

Financial Highlights
(dollars in thousands, except per share data)	Years ended December 31,
	2015		2014		Percent Change
Income:
Net interest income (Taxable Equivalent)	$143,222		$141,583		1.16%
Net Income	42,238		44,193		(4.42)
Per Share:
Basic earnings	0.444		0.467		(4.93)
Diluted earnings	0.444		0.466		(4.72)
Tangible book value at period end	4.33		4.14		4.59
Average Balances:
Assets	4,721,146		4,574,941		3.20
Loans, net	3,234,806		3,014,156		7.32
Deposits	4,103,505		3,978,968		3.13
Shareholders' equity	405,761		382,810		6.00
Financial Ratios:
Return on average assets	0.89%		0.97%		(8.25)
Return on average equity	10.41		11.54		(9.79)
Consolidated tier 1 capital to:
Total assets (leverage)	8.86		8.55		3.63
Risk-adjusted assets	17.71		17.04		3.93
Common equity tier 1 capital ratio	17.71		N/A		N/A
Total capital to risk-adjusted assets	18.97		18.30		3.66
Net loans charged off to average loans	0.16		0.22		(25.66)
Allowance for loan losses to nonperforming loans	1.58	x	1.36	x	16.01
Efficiency ratio	55.08%		52.60%		(4.71)
Dividend Payout ratio	59.13		56.30		5.02

Per Share information of common stock
	Basic Earnings	Diluted Earnings	Cash Dividend	Tangible Book Value	Range of Stock Price
					High	Low

2015
First quarter	$0.113	$0.113	$0.0656	$4.21	$7.33	$6.42
Second quarter	0.113	0.113	0.0656	4.23	7.19	6.60
Third quarter	0.112	0.111	0.0656	4.33	7.20	5.59
Fourth quarter	0.107	0.107	0.0656	4.33	6.63	5.60

2014
First quarter	0.116	0.116	0.0656	3.93	7.33	6.20
Second quarter	0.125	0.125	0.0656	4.06	7.19	6.35
Third quarter	0.113	0.113	0.0656	4.10	7.12	6.43
Fourth quarter	0.113	0.112	0.0656	4.14	7.50	6.42

Certain of the financial measures used in this report, such as Tax-Equivalent Net Interest Income and Tax-Equivalent Net Interest Margin, Tangible Book Value Per Share and the Efficiency Ratio, are determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of these measures to the closest comparable GAAP financial measures is presented herein.

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Glossary of Terms	34-36

Management’s Report on Internal Control Over Financial Reporting	37

Report of Independent Registered Public Accounting Firm	38-39

Consolidated Financial Statements and Notes	40-93

Branch Locations	94-98

Officers and Board of Directors	99-100

General Information	101

Share Price Information	102

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to provide an above average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message

Dear fellow shareholders:

We are pleased to report Trustco Bank had great results in 2015.  Deposit and loan growth resulted in solid profits – all arising from our commitment to providing the best banking products and customer service in the industry.

As always, our first-mortgage product stands out among the Bank’s offerings and was responsible for the majority of our 2015 growth.  We pride ourselves on offering products that help people become homeowners in all parts of our community, including areas underserved by some segments of our industry.  In these, and all parts of our community, we offer prudent loans at a fair rate.  Simply put, we make good loans to good people in every part of our community.  Through these practices our loans outstanding reached a record high of $3.3 billion.

Not only are we actually lending in the communities we serve, we continue to open branches as the needs of our market area dictate. Our branch network is the platform for our growth and where most new business is generated.  In 2015, we opened two new branches in Central Florida, bringing our Florida branch count to 51.  Our average deposits per branch in 2015 increased $474 thousand over the 2014 average.  Deposits also showed strong growth in 2015 ending the year at $4.1 billion. Our low-cost core checking and interest-bearing checking deposit accounts were the main contributors to this growth.  Having this type of core customer provides the additional benefit of allowing us the opportunity to cross sell additional products and services.

Our performance ratios remained solid with a return on average equity of 10.41% and efficiency ratio of 55.1% for 2015, while our non-performing assets fell $5.7 million or 14% for the year.

Of course, 2015 was not without challenges.  As you probably know, we entered into a Formal Agreement with The Office of the Comptroller of the Currency.  As a result, we have sharpened our focus on legal compliance, articulated in a detailed action plan.  Everyone with management responsibility at the Bank works every day toward full implementation of that plan.  I am happy to report very substantial progress has been made and the focus of our organization is exactly where it must be – on serving our customers in full compliance with the law.  Our commitment to doing whatever needs to be done to meet the requirements of the Formal Agreement and remaining a fully compliant company has added significant costs to our bottom line in both one-time and ongoing expenses – mainly in personnel and professional services.  Our strong earnings including these costs is a testament to the solid foundation of our institution and the agility of our management team.  In short, we expect to emerge from this process not only stronger, but smarter and well positioned for future growth.

We are happy to announce the appointment of Brian C. Flynn to our Board of Directors.  Brian worked for over 30 years with financial service companies prior to his recent retirement as a partner with KPMG.  We believe Brian will have a significant positive impact on the work of the Board and we look forward to his participation.  We would also like to thank Joseph A. Lucarelli, who resigned from our Board during 2015, for his contributions during his years on the Board.  Joe will certainly be missed.

Our Financial Services Department is a trusted resource for our customers needing more sophisticated services. Assets under management at year-end 2015 were $842 million.  We offer a wide range of investment products and assist in estate and retirement planning.  Please reach out if you need assistance. We have a very approachable team ready to help out.

Remaining true to being “Your Home Town Bank”, in 2015 Trustco donated to more than 300 charitable organizations.  As proud members of the communities where we do business, from rehabbing neighborhood parks to sponsoring and participating in events, our employees have also donated thousands of hours of their time to hundreds of local community groups.

It is with a mixture of pride and regret to report that my father, Robert A. McCormick, has decided that he will not run for re-election to our Board at the end of his current term, which expires at our annual meeting on May 19, 2016.  Long time shareholders know that since he joined Trustco’s predecessor, Schenectady Trust in 1977, we have grown from 12 branches and $210 million of assets to 145 branches and $4.7 billion of assets.  Trustco’s current size, financial strength and extensive branch network are testament to his leadership during his years as President, CEO and member of the Board. He will leave us well-positioned for the future upon his retirement.  As a final note, our belief in returning excess capital to shareholders is another legacy he will leave behind, with the dividend paid in January of this year adding to total dividends of approximately $545 million paid to shareholders since the beginning of 2000.  We thank him for all he has done for our Company and our communities.

We are proud of our team, enthusiastic about our future and confident that your Company is poised for significant profit and growth for years to come.  On behalf of the Board of Directors and our employees, we thank you for your support.

Sincerely,

/s/ Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2015 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2015 should be read in conjunction with this review. Reclassifications are made where necessary to conform to the current year’s presentation.

TrustCo continued to make progress in 2015 despite a challenging operating environment and mixed economic conditions. Among the key results for 2015, in management’s view:

•	Net income declined 4.4% to $42.2 million in 2015 versus 2014;
•	Average loans and average deposits were up $221 million and $125 million, respectively, for 2015 compared to the prior year;
•	The average balance of core deposits grew $96 million in 2015 compared to 2014;
•	Nonperforming assets declined $5.7 million or 14.2% to $34.7 million from year-end 2014 to year-end 2015;
•	At 55.1%, the efficiency ratio remained at an industry-leading level (see Non-GAAP Financial Measures Reconciliation), and;
•
The regulatory capital levels of both the Company and the Bank improved at December 31, 2015 relative to the prior year, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, despite a continued mixed economy and increased regulatory expectations, by executing its long term plan focused on traditional lending criteria and conservative balance sheet management. Achievement of specific business goals such as the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets is fundamental to the long term success of the Company as a whole.

Return on average equity was 10.41% in 2015 compared to 11.54% in 2014, while return on average assets was 0.89% in 2015 and 0.97% in 2014.

The economic and business environment remained mixed during 2015.  Real gross domestic product (“GDP”) increased 2.4% in both 2015 and 2014, based on the advance estimate published on January 29, 2016, with growth rates declining in late 2015.  This annual rate of growth remains well below the range exhibited during more robust periods of economic activity, such as the 4% to 6% range experienced during the 1990s.  Equity markets performed poorly during 2015 with the Dow Jones Industrial Average down 2.2%, the S&P 500 down 0.7% and the Russell 2000 index down 5.7%. United States Treasuries saw significant price changes over the course of 2015, with the slope of the yield curve shifting considerably.  Yields on maturities on the short end of the curve moved higher during the year, particularly in the fourth quarter.  For example the three month and two year Treasury securities rose from 0.04% to 0.16% and from 0.67% to 1.06%, respectively, from year-end 2014 to year-end 2015.  Longer term Treasury securities yields generally increased less, with the ten year rising from 2.17% at the end of 2014 to 2.27% at the end of 2015.  Most overseas markets experienced more difficult conditions than seen in the United States, particularly in the latter part of the year.  Economic growth slowed in many areas, especially in China.  While the United States economy did grow in 2015, it continues to face significant challenges.  Employment increased and the unemployment rate declined, although labor force participation remains an ongoing issue.  Wage growth also remains weak, although there has been some progress on this front in recent months.  The strong dollar provides some significant benefits, but also makes US goods and services less competitive overseas.  Significant declines in the price of oil and many basic commodities also provides a mix of benefits and potential risks.  Finally, the impact of regulatory changes that have been in response to the 2007-2008 financial crisis have not been fully felt at this point, and we expect that these changes will continue to impact the banking industry going forward. These regulatory changes have added significant operating expense and operational burden and fundamentally changed the way banks conduct business in many ways.

TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice. TrustCo has not engaged in the types of high risk loans and investments that often led to industry problems in prior years. While we continue to adhere to prudent underwriting standards, as a lender, we may be adversely impacted by general economic weaknesses and by a downturn in the housing market in the areas we serve.

Regulatory Agreement

Trustco Bank entered into an agreement with its primary regulator, the Office of the Comptroller of the Currency (OCC), on July 21, 2015.  The agreement calls for the Bank to take various actions in areas such as compliance, corporate governance, audit, capital planning including dividends, and strategic planning, among others.  The agreement followed the completion of the OCC’s regularly scheduled exam of the Bank.  Since the completion of the examination, the Bank has been working to address the issues raised. The Bank’s Board of Directors and management are committed to taking the necessary actions to fully address the provisions of the agreement and believe they have made significant progress towards that goal. Implementing the necessary action plans is currently expected to add annual expenses of approximately $5.0 million.  These expenses primarily include salaries and benefits for additional employees, third party consultants and costs associated with other tools and resources needed to fulfill the requirements of the agreement.

Overview

2015 results were marked by growth in the two key drivers of the Company’s long-term performance: deposits and loans. Deposits ended 2015 at $4.10 billion, an increase of $68.1 million or 1.7% from the prior year end, but more importantly the mix of deposits reflects an increase of $124 million or 4.3% increase in lower cost core deposits year over year.  The loan portfolio grew to a total of $3.29 billion, an increase of $135.0 million or 4.3% over the 2014 year-end balance. The year-over-year increases in deposits and loans reflect the success the Company has had in attracting customers to the Bank, both in newer branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.  The flexibility of the Company’s balance sheet also contributed to net interest income growth as a portion of the Company’s liquid investment portfolio was redeployed into higher yielding loans.

TrustCo recorded net income of $42.2 million or $0.444 of diluted earnings per share for the year ended December 31, 2015, compared to $44.2 million or $0.466 of diluted earnings per share for the year ended December 31, 2014. 2014 net income included non-recurring items of $2.7 million, compared to $37 thousand in 2015.

During 2015, the following had a significant effect on net income:

•
an increase of $1.7 million in net interest income from 2014 to 2015 as a result of 3.2% growth in average interest earning assets, partially offset by a 7 basis point decline in the net interest margin to 3.09%,

•	a decrease in the provision for loan losses from $5.1 million in 2014 to $3.7 million in 2015,
•	an increase of $1.1 million in non-interest income (excluding net gain on sales of securities and non-recurring items) in 2015 as compared to 2014,
•	the recognition of net gains on securities transactions of $251 thousand in 2015 compared to net securities gains of $717 thousand recorded in 2014,
•	a $2.7 million decline in non-recurring items in 2015 as compared to 2014,
•	an increase of $4.9 million in non-interest expense (excluding other real estate expense, net),
•	a $992 thousand increase in other real estate expenses (net), and
•	a decrease of $2.9 million in income tax expense from $27.4 million in 2014 to $24.5 million in 2015.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2015 and 2014, including:

•
return on average equity of 10.41% for 2015 and 11.54% for 2014, compared to medians of 8.84% in 2015 and 8.67% in 2014 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion, and

•	an efficiency ratio of 55.08% for 2015 and 52.60% for 2014, compared to the peer group levels of 61.99% in 2015 and 63.06% in 2014.

During 2015, TrustCo’s results were positively affected by the growth of total deposits, including low-cost core deposits, strong loan growth and a shift in asset mix. The low short-term rate environment prevailing throughout 2015 allowed the Company to continue to attract deposits at relatively low yields. On average for 2015, non-maturity deposits were 71.4% of total deposits, up from 71.2% in 2014.  Overall, the cost of interest bearing liabilities increased 1 basis point to 0.41% in 2015 as compared to 2014.  Average loan balances increased 7.3% from 2014 to 2015, while the total of short term investments, available for sale securities and held to maturity securities decreased 5.2%, resulting in average loans growing to 69.9% of average earning assets in 2015 from 67.2% in 2014.  Given that loan yields were approximately 300 basis points above the yield on the total of short term investments and securities, this shift, combined with the growth of the balance sheet, contributed to the $1.7 million increase in net interest income from 2014 to 2015. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short term securities. The low rate environment that prevailed during 2015 resulted in maturing and called securities being reinvested at low yields in some cases or being shifted to the higher yielding loan portfolio. The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, along with modest economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2015. The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year end. That target range was in place throughout 2014 and most of 2015.  On December 16, 2015, the FRB increased the target range to 0.25% to 0.50%. The FRB Federal Open Market Committee (“FOMC”) affirmed in its January 27, 2016 press release that it would maintain “…its existing policy of reinvesting principal payments from its holdings of agency debt and agency mortgage-backed securities in agency mortgage-backed securities and of rolling over maturing Treasury securities at auction, and it anticipates doing so until normalization of the level of the Federal Funds rate is well under way. This policy, by keeping the Committee's holdings of longer-term securities at sizable levels, should help maintain accommodative financial conditions.”  In regard to the future path of rates, the Committee noted, “In determining the timing and size of future adjustments to the target range for the Federal Funds rate, the Committee will assess realized and expected economic conditions relative to its objectives of maximum employment and 2 percent inflation. This assessment will take into account a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial and international developments. In light of the current shortfall of inflation from 2 percent, the Committee will carefully monitor actual and expected progress toward its inflation goal. The Committee expects that economic conditions will evolve in a manner that will warrant only gradual increases in the federal funds rate; the Federal Funds rate is likely to remain, for some time, below levels that are expected to prevail in the longer run. However, the actual path of the Federal Funds rate will depend on the economic outlook as informed by incoming data.”  Given recent economic softness, most economists currently believe that there is a very limited likelihood of near term rate increases.  Market interest rates moved in divergent directions during 2015.  Yields on shorter maturities, such as the two year Treasury, were roughly flat early in the year and then generally trended up, particularly during the fourth quarter.  The yield on the five year Treasury made a number of moves up and down over the course of the year, while the ten year Treasury yield generally trended up through most of the year.  These trends caused a flattening of the yield curve when comparing the beginning of the year to the end of the year reversing a widening that occurred mid-year.  Overall, the average spread between the ten year Treasury and the two year Treasury was 145 basis points in 2015, down from an average of 208 basis points in 2014.  The spread ended the year at 121 basis points, compared to 150 at the beginning of the year. A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits. The tables below illustrate the range of key Treasury bond interest rates during 2014 and 2015.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2015
Beginning of Year	0.04	0.67	1.65	2.17	1.50
Peak	0.29	1.09	1.81	2.50	1.77
Trough	0.00	0.44	1.18	1.68	1.19
End of Year	0.16	1.06	1.76	2.27	1.21
Average	0.05	0.69	1.53	2.14	1.45
Median	0.02	0.66	1.54	2.16	1.43

2014
Beginning of Year	0.07	0.38	1.75	3.04	2.66
Peak	0.08	0.73	1.85	3.04	2.66
Trough	0.01	0.30	1.37	2.07	1.46
End of Year	0.04	0.67	1.65	2.17	1.50
Average	0.03	0.46	1.64	2.54	2.08
Median	0.03	0.45	1.65	2.56	2.09

Source: SNL Financial

In addition to changes in interest rates, economic conditions have a significant impact on the allowance for loan losses.  The decrease in the provision for loan losses from $5.1 million in 2014 to $3.7 million in 2015 positively affected net income. Net charge-offs decreased from $6.5 million in 2014 to $5.3 million in 2015. Nonperforming loans decreased from $34.0 million to $28.3 million and the nature of these loans changed slightly in terms of both geographic location and, to a lesser degree, loan type. Details on nonperforming loans and net charge-offs are included in the notes to the financial statements.  The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions, with reductions in both nonperforming loans (“NPLs”) and charge-offs.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo added two new branches in 2015, bringing the total to 146 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010. Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both markets as measured by deposit balances, and to a lesser extent, by loan balances. All new branches have the same products and features found at other Trustco Bank locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical . The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The costs associated with the major expansion program have stabilized. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short term investments) are the Company’s primary earning assets. Average interest earning assets were 98.1% of average total assets for 2015 and for 2014.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As noted previously, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range remained at that level until December 2015 when the range was increased to 0.25% to 0.50%.

The yield on the ten year Treasury decreased by 10 basis points from 2.27% at the beginning of 2015 to the year-end level of 2.17%. The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and other short term instruments as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the ten year Treasury. The Federal Funds sold portfolio and other short term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates increase the fair value of the securities will decrease and the reverse is also generally applicable. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market interest rates also generally increase the value of retail deposits.

The net effect of these interest rate changes is that the yields earned on both short term investments and longer term investments remained quite low for most of 2015, while loan yields declined through most of the year and deposit costs were roughly stable.

Earning Assets

Average earning assets during 2015 were $4.63 billion, which was an increase of $143.3 million from the prior year. This increase was the result of growth in the average balance of net loans of $220.7 million, a $14.6 million decrease in held-to-maturity securities, a $136.7 million decrease in securities available for sale, and a $74.6 million increase in Federal Funds sold and other short-term investments between 2014 and 2015. The increase in the loan portfolio is the result of increases in each loan category except commercial loans, with the bulk of the growth coming in the residential segment of the portfolio. This increase in real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $4.72 billion for 2015 and $4.57 billion for 2014.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2015 vs.	2014 vs.	Components of Total Earning Assets
	2015	2014	2013	2014	2013	2015	2014	2013
Loans, net	$3,234,806	3,014,156	2,771,663	220,650	242,493	69.9%	67.2	64.0

Securities available for sale (1):
U.S. government sponsored enterprises	107,436	113,563	221,028	(6,127)	(107,465)	2.3	2.5	5.1
State and political subdivisions	1,812	3,924	12,845	(2,112)	(8,921)	0.0	0.1	0.3
Mortgage-backed securities and collateralized mortgage obligations-residential	439,343	555,430	545,487	(116,087)	9,943	9.5	12.4	12.6
Corporate bonds	613	3,156	46,049	(2,543)	(42,893)	0.0	0.1	1.1
Small Business Administration-guaranteed participation securities	97,496	107,029	109,913	(9,533)	(2,884)	2.1	2.4	2.5
Mortgage-backed securities and collateralized mortgage obligations-commercial	10,566	10,837	10,420	(271)	417	0.2	0.2	0.2
Other	685	674	625	11	49	0.0	0.0	0.0
Total securities available for sale	657,951	794,613	946,367	(136,662)	(151,754)	14.2	17.7	21.8

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	53,763	68,404	90,360	(14,641)	(21,956)	1.2	1.5	2.1
Corporate bonds	9,967	9,952	14,011	15	(4,059)	0.2	0.2	0.3
Total held-to-maturity securities	63,730	78,356	104,371	(14,626)	(26,015)	1.4	1.7	2.4

Federal Reserve Bank and Federal Home Loan Bank stock	9,414	10,135	10,266	(721)	(131)	0.2	0.2	0.2
Federal funds sold and other short-term investments	664,516	589,873	502,136	74,643	87,737	14.4	13.1	11.6

Total earning assets	$4,630,417	$4,487,133	$4,334,803	143,284	152,330	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2015, the Company experienced another year of significant loan growth. The $135.0 million increase in the Company’s gross loan portfolio from December 31, 2014 to December 31, 2015 came throughout its marketing territories.  Average loans increased $220.7 million during 2015 to $3.23 billion. Interest income on the loan portfolio increased to $141.9 million in 2015 from $136.0 million in 2014. The average yield declined 12 basis points to 4.39% in 2015 compared to 2014.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$192,789	5.9%	$202,469	6.4%	$202,038	6.9%
Real estate - construction	26,594	0.8	38,522	1.2	35,358	1.2
Real estate - mortgage	2,705,205	82.1	2,557,613	81.1	2,325,029	80.0
Home equity lines of credit	359,325	10.9	352,134	11.1	340,489	11.7
Installment loans	9,391	0.3	7,594	0.2	5,895	0.2
Total loans	3,293,304	100.0%	3,158,332	100.0%	2,908,809	100.0%
Less: Allowance for loan losses	44,762		46,327		47,714
Net loans (1)	$3,248,542		$3,112,005		$2,861,095

	Average Balances
	2015		2014		2013		2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$195,265	6.0%	$201,317	6.7%	$193,065	7.0%	$209,323	8.1%	$242,256	10.0%
Real estate - construction	29,101	0.9	35,109	1.2	36,689	1.3	34,387	1.3	18,666	0.8
Real estate - mortgage	2,647,265	81.8	2,428,383	80.6	2,201,348	79.4	2,004,059	77.9	1,859,797	76.7
Home equity lines of credit	354,718	11.0	343,264	11.4	335,409	12.1	321,299	12.5	298,996	12.3
Installment loans	8,457	0.3	6,083	0.2	5,152	0.2	3,915	0.2	3,622	0.1
Total loans	3,234,806	100.0%	3,014,156	100.0%	2,771,663	100.0%	2,572,983	100.0%	2,423,337	100.0%
Less: Allowance for loan losses	46,023		47,409		48,452		49,148		46,210
Net loans (1)	$3,188,783		$2,966,747		$2,723,211		$2,523,835		$2,377,127

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products. Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate loans was $2.65 billion in 2015 and $2.43 billion in 2014. Income on real estate loans increased to $117.8 million in 2015 from $111.7 million in 2014. The yield on the portfolio decreased from 4.57% for 2014 to 4.43% in 2015 due to changes in retail rates in the marketplace. Residential real estate loans at December 31, 2015 were $2.72 billion compared to $2.58 billion at year-end 2014, an increase of $146.0 million. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $210.2 million in 2015 decreased by $11.0 million from $221.3 million in 2014. The average yield on the commercial loan portfolio increased to 5.17% for 2015 from 5.12% in 2014. This resulted in interest income on commercial loans of $10.9 million in 2015 and $11.3 million in 2014.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate related business. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate.  The Company does not have any direct exposure to oil or gas producers.  Market conditions in the central Florida market area continued to improve during 2015.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be intense in the Bank’s market regions.

TrustCo has a strong position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2015, the average balance of home equity credit lines was $354.7 million, an increase from $343.3 million in 2014. The home equity credit line product has developed into a significant business line for many financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield was 3.53% for 2015 and 3.57% in 2014. This resulted in interest income on home equity credit lines of $12.5 million in 2015, compared to $12.3 million in 2014.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2015
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$63,381	52,487	76,921	192,789
Real estate construction	26,594	-	-	26,594

Total	89,975	52,487	76,921	219,383

Predetermined rates	39,822	52,487	76,921	169,230
Floating rates	50,153	-	-	50,153

Total	$89,975	52,487	76,921	219,383

At December 31, 2015 and 2014, the Company had approximately $26.6 million and $38.5 million of real estate construction loans. As of December 31, 2015, approximately $16.0 million are secured by first mortgages to residential borrowers while approximately $10.6 million were to commercial borrowers for residential constructions projects. Of the $38.5 million in real estate construction loans at December 31, 2014, approximately $17.6 million were secured by first mortgages to residential borrowers with the remaining $20.9 million were to commercial borrowers for residential construction projects. The vast majority of construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2015		2014		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$86,899	86,737	78,420	77,800	200,531	198,829
State and political subdivisions	1,270	1,290	2,232	2,271	7,623	7,758
Mortgage backed securities and collateralized mortgage obligations-residential	416,625	411,729	486,107	483,560	552,230	532,449
Corporate bonds	-	-	1,500	1,500	10,429	10,471
Small Business Adminstration-guaranteed participation securities	92,620	90,416	103,273	100,496	111,383	103,029
Mortgage backed securities and collateralized mortgage obligations-commercial	10,422	10,180	10,696	10,447	10,965	10,558
Other	650	650	650	650	650	650
Total debt securities available for sale	608,486	601,002	682,878	676,724	893,811	863,744
Equity securities	35	35	35	35	10	10
Total securities available for sale	608,521	601,037	682,913	676,759	893,821	863,754
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	46,490	48,798	60,986	64,320	76,270	78,876
Corporate bonds	9,975	10,641	9,960	11,022	9,945	11,429
Total held to maturity securities	56,465	59,439	70,946	75,342	86,215	90,305
Total investment securities	$664,986	660,476	753,859	752,101	980,036	954,059

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current low interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States government agencies or sponsored enterprises. During 2013, the Company added Small Business Administration (“SBA”) guaranteed participation securities to the available for sale portfolio. These securities are government guaranteed, offer better yields than agency securities and have more certainty in regard to final maturity than mortgage-backed securities (“MBS”). During recent years there was a continued shift by the Company to invest more in MBS and less in agency securities as MBS offer a baseline cashflow as opposed to the callable agency securities the Bank has typically invested in.  Callable agency securities tend to result in extremely concentrated cashflows, which can expose the Bank to greater reinvestment risk. In addition, the expected yield on MBS is also typically higher for a given duration security than for a similar duration agency security.

Holdings of securities issued by states and political subdivisions have declined in recent years, reflecting management’s concern regarding the potential impact of the economy on the financial condition of the issuing entities. Similarly, corporate bond holdings have declined as the result of concern about economic conditions and the stability of some larger financial institutions in which the Bank had previously invested.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments until deployed to fund future loan growth or future investment opportunities.

The designation of “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2015 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2015, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2015 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2015, the carrying value of securities available for sale amounted to $601.0 million, compared to $676.8 million at year end 2014. For 2015, the average balance of securities available for sale was $658.0 million with an average yield of 1.95%, compared to an average balance in 2014 of $794.6 million with an average yield of 2.04%. The taxable equivalent income earned on the securities available for sale portfolio in 2014 was $16.2 million, compared to $12.9 million earned in 2015.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2015, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $469 thousand and gross unrealized losses of approximately $8.0 million. At December 31, 2014, the fair value of the company’s portfolio of securities available for sale carried gross unrealized gains of approximately $1.1 million and gross unrealized losses of approximately $7.3 million. As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2015 the Company held $56.5 million of held to maturity securities, compared to $70.9 million at December 31, 2014. For 2015, the average balance of held to maturity securities was $63.7 million, compared to $78.4 million in 2014.  Similar to securities available for sale, cash flow from calls and maturities of these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth or future investment opportunities. The average yield on held to maturity securities increased from 3.67% in 2014 to 3.86% in 2015 as the mix within the portfolio changed due to calls, maturities and amortization/accretion. Interest income on held to maturity securities declined from $2.9 million in 2014 to $2.5 million in 2015, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2015 was $59.4 million.

The designation of “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2015 none of the securities in this portfolio had fair values that were less than the amortized cost. At December 31, 2015, the Company has the intent and ability to hold these securities until maturity.

Securities Gains & Losses: During 2015, TrustCo recognized approximately $251 thousand of net gains from securities transactions, compared to net gains of $717 thousand in 2014 and $1.6 million in 2013. There were no sales or transfers of held to maturity securities in 2015, 2014 and 2013.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2015
	Maturing:
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

Debt securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$1,399	85,500	-	-	86,899
Fair Value	1,397	85,340	-	-	86,737
Weighted average yield	0.62%	1.47	-	-	1.14
State and political subdivisions
Amortized cost	$7	382	872	9	1,270
Fair Value	7	382	892	9	1,290
Weighted average yield	5.37%	5.71	4.76	5.29	4.70
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$298	168,678	247,649	-	416,625
Fair Value	306	167,762	243,661	-	411,729
Weighted average yield	4.48%	2.28	2.26	-	2.18
Small Business Administration-guaranteed participation securities
Amortized cost	$-	-	92,620	-	92,620
Fair Value	-	-	90,416	-	90,416
Weighted average yield	-%	-	2.05	-	2.04
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	10,422	-	-	10,422
Fair Value	-	10,180	-	-	10,180
Weighted average yield	-%	1.41	-	-	1.40
Other
Amortized cost	$50	600	-	-	650
Fair Value	50	600	-	-	650
Weighted average yield	1.36%	2.58	-	-	2.49
Total securities available for sale
Amortized cost	$1,754	265,582	341,141	9	608,486
Fair Value	1,760	264,264	334,969	9	601,002
Weighted average yield	1.31%	1.99	2.21	5.29	2.00

Held to maturity securities:

Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	46,490	-	-	46,490
Fair Value	-	48,798	-	-	48,798
Weighted average yield	-%	4.32	-	-	3.81
Corporate bonds
Amortized cost	$-	9,975	-	-	9,975
Fair Value	-	10,641	-	-	10,641
Weighted average yield	-%	6.14	-	-	6.17
Total held to maturity securities
Amortized cost	$-	56,465	-	-	56,465
Fair Value	-	59,439	-	-	59,439
Weighted average yield	-%	4.64	4.10	-	4.23

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The level of calls in 2015 declined modestly  relative to the 2014 and 2013 levels.  The probability of future calls will change depending on market interest rate levels. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2015. Mortgage backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2015 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2015
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$1,754	1,760	87,982	87,833
1 to 5 years	265,582	264,264	180,187	179,045
5 to 10 years	341,141	334,969	340,308	334,116
After 10 years	9	9	9	9
Total debt securities available for sale	$608,486	601,002	608,486	601,002

Held to maturity securities:

(dollars in thousands)	As of December 31, 2015
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$-	-	-	-
1 to 5 years	56,465	59,439	56,465	59,439
5 to 10 years	-	-	-	-
Total held to maturity securities	$56,465	59,439	56,465	59,439

Federal Funds Sold and Other Short-term Investments

During 2015, the average balance of Federal Funds sold and other short term investments was $664.5 million, an increase from $589.9 million in 2014. The average rate earned on these assets was 0.25% in 2014 and 0.26% in 2015.  The increase in the Federal Funds target range had a minimal impact on the yield for the year because it occurred so late in the year.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate as are virtually all interest sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $676.5 million for 2015, compared to $627.9 million at year end 2014.  Yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types despite the low return on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short term investments portfolio in 2016 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were $4.10 billion in 2015, compared to $3.98 billion in 2014, an increase of $124.5 million. Changes in deposit categories included: demand deposits up $29.1 million, interest-bearing checking deposits up $72.2 million, savings up $17.6 million, money market down $22.7 million and time deposits up $28.3 million. The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.

MIX OF AVERAGE SOURCES OF FUNDING
(dollars in thousands)				2015 vs.	2014 vs.	Components of Total Funding
	2015	2014	2013	2014	2013	2015	2014	2013
Demand deposits	$348,552	319,458	302,437	29,094	17,021	8.1%	7.7	7.5
Retail deposits
Savings	1,245,100	1,227,473	1,218,655	17,627	8,818	29.0	29.4	30.1
Time deposits under $100 thousand	691,774	704,249	721,498	(12,475)	(17,249)	16.1	16.9	17.8
Interest bearing checking accounts	708,331	636,140	578,531	72,191	57,609	16.5	15.3	14.3
Money market deposits	628,096	650,779	650,324	(22,683)	455	14.6	15.6	16.1
Total retail deposits	3,273,301	3,218,641	3,169,008	54,660	49,633	76.3	77.2	78.3
Total core deposits	3,621,853	3,538,099	3,471,445	83,754	66,654	84.5	84.9	85.8
Time deposits over $100 thousand (1)	481,652	440,869	391,975	40,783	48,894	11.2	10.6	9.7
Short-term borrowings	184,725	189,430	180,275	(4,705)	9,155	4.3	4.5	4.5
Total purchased liabilities	666,377	630,299	572,250	36,078	58,049	15.5	15.1	14.2
Total sources of funding	$4,288,230	4,168,398	4,043,695	119,832	124,703	100.0%	100.0	100.0

(1)	Included in time deposits over $100 thousand was $98.7 million and $85.3 million in time deposits with balances in excess of $250 thousand as of December 31, 2015 and 2014, respectively.

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2015			2014			2013
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$3,234,806	141,915	4.39%	$3,014,156	135,989	4.51%	$2,771,663	127,974	4.62%

Securities available for sale:
U.S. government sponsored enterprises	107,436	1,418	1.32	113,563	1,417	1.25	221,028	2,600	1.18
State and political subdivisions	1,812	133	7.40	3,924	280	7.14	12,845	862	6.71
Mortgage backed securities and collateralized mortgage obligations-residential	439,343	9,132	2.08	555,430	12,150	2.19	545,487	11,385	2.09
Corporate bonds	613	1	0.16	3,156	65	2.04	46,049	812	1.76
Small Business Administration-guaranteed participation securities	97,496	2,004	2.06	107,029	2,154	2.01	109,913	2,180	1.98
Mortgage backed securities and collateralized mortgage obligations-commercial	10,566	149	1.41	10,837	151	1.40	10,420	144	1.38
Other	685	16	2.34	674	16	2.37	625	17	2.72
Total securities available for sale	657,951	12,853	1.95	794,613	16,233	2.04	946,367	18,000	1.90
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	53,763	1,844	3.43	68,404	2,259	3.30	90,360	2,840	3.14
Corporate bonds	9,967	615	6.17	9,952	615	6.18	14,011	833	5.95
Total held to maturity securities	63,730	2,459	3.86	78,356	2,874	3.67	104,371	3,673	3.52
Federal Reserve Bank and Federal Home Loan Bank stock	9,414	467	4.96	10,135	511	5.04	10,266	490	4.77
Federal funds sold and other short-term investments	664,516	1,725	0.26	589,873	1,464	0.25	502,136	1,240	0.25
Total interest earning assets	4,630,417	159,419	3.44%	4,487,133	157,071	3.50%	4,334,803	151,377	3.49%
Allowance for loan losses	(46,023)			(47,409)			(48,452)
Cash and noninterest earning assets	136,752			135,217			136,042
Total assets	$4,721,146			$4,574,941			$4,422,393
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$708,331	448	0.06%	$636,140	365	0.06%	$578,531	329	0.06%
Savings	1,245,100	2,468	0.20	1,227,473	2,662	0.22	1,218,655	3,333	0.27
Time deposits and money markets	1,801,522	12,067	0.67	1,795,897	11,064	0.62	1,763,797	10,138	0.57
Total interest bearing deposits	3,754,953	14,983	0.40	3,659,510	14,091	0.39	3,560,983	13,800	0.39
Short-term borrowings	184,725	1,214	0.66	189,430	1,397	0.74	180,275	1,483	0.82
Total interest bearing liabilities	3,939,678	16,197	0.41%	3,848,940	15,488	0.40%	3,741,258	15,283	0.41%
Demand deposits	348,552			319,458			302,437
Other liabilities	27,155			23,733			21,719
Shareholders' equity	405,761			382,810			356,979
Total liabilities and shareholders' equity	$4,721,146			$4,574,941			$4,422,393
Net interest income		143,222			141,583			136,094
Taxable equivalent adjustment		(74)			(130)			(330)
Net interest income		143,148			141,453			135,764
Net interest spread			3.03%			3.10%			3.08%
Net interest margin (net interest income to total interest earnings assets)			3.09			3.16			3.14

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and state tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5%, respectively, for 2015, 2014, and 2013. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders’ equity is ($3.1) million, ($5.0) million, and ($8.1) million in 2015, 2014, and 2013, respectively, of net unrealized (loss) gain, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized (loss) gain has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.40% in 2015, up one basis point from 2014. The increase in the average balance of interest bearing deposits resulted in an increase of approximately $892 thousand in interest expense on deposits to $15.0 million in 2015.

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

Other funding sources: The Company had $184.7 million of average short-term borrowings outstanding during 2015 compared to $189.4 million in 2014. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.66% in 2015 and 0.74% in 2014. This resulted in interest expense of approximately $1.2 million in 2015 compared to $1.4 million in 2014.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR
(dollars in thousands)	Years Ended December 31,
	2015	2014	2013	2012	2011
Individuals, partnerships and corporations	$4,085,491	3,965,716	3,847,392	3,791,616	3,621,718
U.S. Government	-	2	-	-	3
States and political subdivisions	2,654	2,141	1,826	1,748	1,584
Other (certified and official checks, etc.)	15,360	11,109	14,202	16,326	14,290
Total average deposits by type of depositor	$4,103,505	3,978,968	3,863,420	3,809,690	3,637,595

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)
As of December 31, 2015

Under 3 months	$135,889
3 to 6 months	59,601
6 to 12 months	130,314
Over 12 months	135,167

Total	$460,971

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2015 vs. 2014			2014 vs. 2013
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):
Federal funds sold and other short-term investments	$261	198	63	$224	224	-
Securities available for sale:
Taxable	(3,233)	(2,745)	(488)	(1,185)	(2,029)	844
Tax-exempt	(147)	(157)	10	(582)	(634)	52
Total securities available for sale	(3,380)	(2,902)	(478)	(1,767)	(2,663)	896
Held to maturity securities (taxable)	(415)	(500)	85	(799)	(969)	170
Federal Reserve Bank and Federal Home Loan Bank stock	(44)	(36)	(8)	21	(6)	27
Loans, net	5,926	9,671	(3,745)	8,015	11,192	(3,177)
Total interest income	2,348	6,431	(4,083)	5,694	7,778	(2,084)

Interest expense:
Interest bearing checking accounts	83	83	-	36	36	-
Savings	(194)	41	(235)	(671)	21	(692)
Time deposits and money markets	1,003	133	870	926	207	719
Short-term borrowings	(183)	(34)	(149)	(86)	69	(155)
Total interest expense	709	223	486	205	333	(128)
Net interest income (TE)	$1,639	6,208	(4,569)	$5,489	7,445	(1,956)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.

The dividend payout ratio was 59.1% of net income in 2015 and 56.3% of net income in 2014. The per share dividend paid in both 2014 and 2015 was $0.2625. The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the Bank’s compliance with the capital plan required under the terms of the Bank’s July 21, 2015 formal agreement with the OCC.  Under the OCC agreement, the Bank may declare or pay a dividend or make a capital distribution only (a) when the Bank is in compliance with its approved written capital plan, and would remain in compliance with such Capital Plan immediately following the declaration or payment of any dividend or capital distribution and (b) following OCC approval under OCC capital distribution rules.  The OCC may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. In addition, under the agreement signed with the OCC in 2015, the payment of dividends by the Bank are subject to prior approval.  Currently, the Bank meets the regulatory definition of a well-capitalized institution. During 2016, the Bank could declare, with regulatory approval, dividends of approximately $53.4 million plus any 2016 net profits retained to the date of the dividend declaration.

TrustCo’s Tier 1 risk-based capital was 17.71% of risk-adjusted assets at December 31, 2015, and 17.04% of risk-adjusted assets at December 31, 2014. Tier 1 capital to assets (leverage ratio) at December 31, 2015 was 8.86%, as compared to 8.55% at year-end 2014.

At December 31, 2015 and 2014, Trustco Bank met its regulator’s definition of a well-capitalized institution.

On January 1, 2015, a new rule took effect that revised the federal bank regulatory agencies’ risk-based capital requirements and the method for calculating risk-weighted assets.  The purpose of the rule was to make the capital requirements consistent with agreements that were reached by the international Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The new rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other matters, the rule established a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increased the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changed the risk-weightings of certain assets, created an additional capital conservation buffer over the required capital ratios and changed what qualifies as capital for purposes of meeting the various capital requirements. The new rule will be phased-in over several years and will be fully in effect in 2019.  As of December 31, 2015, the capital levels of both TrustCo and the Bank exceeded the new minimum standards and Trustco Bank continued to exceed the regulatory definition of well capitalized.
TrustCo maintains a dividend reinvestment plan (DRP) with approximately 12,447 participants. During 2015, $2.7 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRP also allows for additional purchases by participants and has a discount feature (up to a 5% for safe harbor provisions) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks that they sell Federal Funds to and monitors the credit rating and capital levels of those institutions. At December 31, 2015 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. The Company also monitors the credit ratings on its investment securities.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2015 and 2014 totaled $34.7 million and $40.5 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.86% in 2015 and 1.08% in 2014. As of December 31, 2015 and December 31, 2014, there were $10.6 million and $11.5 million of loans in non-accruing status that were less than 90 days past due. During 2015, a sale of approximately $1.1 million of nonperforming assets was completed at a gain of $60 thousand.

NONPERFORMING ASSETS
(dollars in thousands)	As of December 31,
	2015		2014	2013	2012	2011
Loans in nonaccrual status	$28,212		33,886	43,227	52,446	48,466
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	48		125	166	231	312
Total nonperforming loans (1)	28,260		34,011	43,393	52,677	48,778
Foreclosed real estate	6,455		6,441	8,729	8,705	5,265
Total nonperforming assets	$34,715		40,452	52,122	61,382	54,043
Allowance for loan losses	$44,762		46,327	47,714	47,927	48,717
Allowance coverage of nonperforming loans	1.58	x	1.36	1.10	0.91	1.00
Nonperforming loans as a % of total loans	0.86%		1.08	1.49	1.96	1.93
Nonperforming assets as a % of total assets	0.73		0.87	1.15	1.41	1.27

(1) As of December 31, 2015, 2014 and 2013, the Company also had $10.6 million, $9.9 million and $8.6 million, respectively, of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank. Under guidance issued by the OCC in the third quarter of 2013, these loans are deemed to be troubled debt restructurings (“TDRs”), and as such have been included in the impaired loan disclosures. For the periods prior to the OCC guidance, these loans were not considered to be TDRs.

At December 31, 2015, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $28.2 million, $25.1 million were residential real estate loans and $3.0 million were commercial loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions remained challenging nationally over the last year. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2015, 80.5% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 19.5% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the recent years. At December 31, 2015, 6.5% of nonperforming loans were in Florida, with the remainder in the Company’s New York area markets. The Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio. At December 31, 2015 nonperforming Florida loans amounted to $1.8 million compared to $2.8 million at December 31, 2014. The improvement in Florida nonperforming levels reflects continued improved conditions in that market during 2015.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $3.3 million of commercial loans classified as impaired as of December 31, 2015 and $4.1 million as of December 31, 2014. In addition, there were $22.6 million and $22.4 million of residential TDRs classified as impaired at December 31, 2015 and 2014, respectively. Generally, residential TDRs involve the borrower filing for bankruptcy protection. The average balances of all impaired loans were $26.6 million during 2015, $27.7 million in 2014 and $26.7 million in 2013.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDR’s and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2015, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

At both year-end 2015 and 2014 there was $6.4 million of foreclosed real estate. Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, it has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

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

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2015 and 2014 were $5.3 million and $6.5 million, respectively. The decrease in net charge-offs was the result of lower gross charge-offs in both the New York and Florida residential segments of the portfolio and a reduction in commercial gross charge-offs in Florida. New York commercial gross charge-offs were up $382 thousand and residential gross charge-offs were down $854 thousand, respectively in 2015 relative to 2014.  Florida commercial and residential gross charge-offs were down $613 thousand and $515 thousand, respectively, from 2014 to 2015. The changes in gross and net charge-offs in these categories reflected economic and market changes. During 2015, 83.1% of net charge-offs were on residential real estate loans, 14.3% were on commercial loans and 2.6% were on installment loans, compared to an average loan mix of 6.5% commercial, 93.2% real estate (including home equity products) and 0.3% installment. Included in the net numbers cited above were recoveries of $650 thousand in 2015 and $1.1 million in 2014. The Company recorded a $3.7 million provision for loan losses in 2015 compared to $5.1 million in 2014. The decrease in the provision for loan losses in 2015 was primarily related to positive asset quality trends and improving economic conditions.

The allowance for loan losses decreased from $46.3 million at December 31, 2014, or 1.47% of total loans at that date, to $44.8 million at December 31, 2015, or 1.36% of total loans at that date.

Management believes that the allowance for loan losses is adequate at December 31, 2015 and 2014. The decrease in the level of allowance for loan losses relative to total loans at December 31, 2015, as compared to 2014, is due to positive trends in asset quality and the general improvement in economic conditions throughout the Company’s market areas.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE
(dollars in thousands)	2015	2014	2013	2012	2011
Amount of loans outstanding at end of year (less unearned income)	$3,293,304	3,158,332	2,908,809	2,684,733	2,521,303
Average loans outstanding during year (less average unearned income)	3,234,806	3,014,156	2,771,663	2,572,983	2,423,337
Balance of allowance at beginning of year	46,327	47,714	47,927	48,717	41,911
Loans charged off:
Commercial and commercial real estate	779	1,010	1,172	2,499	1,171
Real estate mortgage - 1 to 4 family	4,951	6,320	7,592	10,839	11,305
Installment	185	214	74	141	82
Total	5,915	7,544	8,838	13,479	12,558

Recoveries of loans previously charged off:
Commercial and commercial real estate	27	514	519	138	59
Real estate mortgage - 1 to 4 family	577	511	1,089	502	511
Installment	46	32	17	49	44
Total	650	1,057	1,625	689	614
Net loans charged off	5,265	6,487	7,213	12,790	11,944
Provision for loan losses	3,700	5,100	7,000	12,000	18,750
Balance of allowance at end of year	$44,762	46,327	47,714	47,927	48,717
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.16%	0.22	0.26	0.50	0.49
Allowance as a percent of loans outstanding at end of year	1.36	1.47	1.64	1.79	1.93

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:
(dollars in thousands)
	As of December 31, 2015		As of December 31, 2014
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$4,347	5.85%	$3,764	6.41%
Real estate - construction	365	0.81%	571	1.22%
Real estate mortgage - 1 to 4 family	33,167	82.14%	35,394	80.98%
Home equity lines of credit	6,365	10.91%	6,430	11.15%
Installment Loans	518	0.29%	168	0.24%
	$44,762	100.00%	$46,327	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2015 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2015. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

As of December 31, 2015	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	20.63%
+300 BP	21.67
+200 BP	22.65
+100 BP	23.37
Current rates	23.17
-100 BP	21.50

At December 31, 2015 the Company’s Tier 1 capital to assets ratio (leverage capital ratio) was 8.86%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 23.17% of the fair value of assets whereas the current Tier 1 capital to assets ratio was 8.86% at December 31, 2015, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table “Interest Rate Sensitivity” presents an analysis of the interest-sensitivity gap position at December 31, 2015. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive on a cumulative basis when measured at any of the repricing buckets except the 1-5 year bucket and on a total basis, due primarily to the substantial excess of interest sensitive assets over interest sensitive liabilities in the shortest repricing bucket of 0 to 90 days. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)	At December 31, 2015
	Repricing in:
	0-90 days	91-365 days	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,257,005	466,711	1,654,913	1,284,100	72,263	4,734,992
Cumulative total assets	$1,257,005	1,723,716	3,378,629	4,662,729	4,734,992
Total liabilities and shareholders' equity	$644,744	747,704	2,042,496	856,660	443,388	4,734,992
Cumulative total liabilities and shareholders' equity	$644,744	1,392,448	3,434,944	4,291,604	4,734,992
Cumulative interest sensitivity gap	$612,261	331,268	(56,315)	371,125
Cumulative gap as a % of interest earning assets for the period	48.7%	19.2%	(1.7%)	8.0%
Cumulative interest sensitive assets to liabilities	195.0%	123.8%	98.4%	108.6%

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

The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives, such as borrowings from the Federal Home Loan Bank of New York (“FHLBNY”), should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $3.62 billion in 2015 and $3.54 billion in 2014. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2015, the average balance of purchased liabilities was $666.4 million, compared with $630.3 million in 2014.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.

The Bank also has a line of credit available with the FHLBNY. The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged. Pledgable assets include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Pledgeable securities have a maximum lendable value of 67% to 97%, depending on the security type, although the securities in the Bank’s investment portfolio generally have maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2015 there were no outstanding balances associated with this line of credit.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2015, TrustCo’s loan to deposit ratio was 80.3% compared to 78.3% at December 31, 2014, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 92.0% and 88.9%, respectively. In addition, at December 31, 2015 and 2014, the Company had cash and cash equivalents totaling $718.2 million and $671.4 million, respectively, as well as unpledged securities available for sale with a fair value of $323.9 million and $392.1 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2015 and 2014, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $432.1 million and $446.7 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.5 million and $8.0 million at December 31, 2015 and 2014, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2015 and 2014 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives”. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $17.9 million in 2015, $19.9 million in 2014 and $19.8 million in 2013. Included in the 2015 results are $251 thousand of net securities gains compared with net gains of $717 thousand in 2014 and $1.6 million in 2013. Excluding securities gains and losses, noninterest income was $17.6 million in 2015, $19.2 million in 2014 and $18.1 million in 2013.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $6.0 million in 2015, $5.8 million in 2014, and $5.3 million in 2013. Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2015, 2014 and 2013, fair value of assets under management by the Trustco Financial Services were approximately $841.8 million, $917.9 million and $839.6 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, changes in fees for services to customers in terms of both the levels of fees as well as types of fees are made where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. During 2015, 2014 and 2013 sales of nonperforming loans resulted in gains of $60 thousand, $164 thousand and $314 thousand, respectively, and are included in other noninterest income.  Also included in other noninterest income in 2014 is a gain of $1.6 million on the sale of a property in Florida that was to be used as a regional headquarters.

NONINTEREST INCOME
(dollars in thousands)	For the year ended December 31,			2015 vs. 2014
	2015	2014	2013	Amount	Percent
Trustco Financial Services income	$5,971	5,837	5,301	134	2.3%
Fees for services to customers	10,689	10,844	11,675	(155)	(1.4)
Net gain on securities transactions	251	717	1,622	(466)	(65.0)
Other	961	2,508	1,172	(1,547)	(61.7)
Total noninterest income	$17,872	19,906	19,770	(2,034)	(10.2)%

Noninterest expense: Noninterest expense was $90.6 million in 2015, compared with $84.7 million in 2014 and $85.0 million in 2013. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 62.0% for 2015. TrustCo’s efficiency ratio was 55.1% in 2015, 52.6% in 2014 and 52.8% in 2013. Excluded from the efficiency ratio calculation were $251 thousand of securities gains in 2015, $717 thousand of securities gains in 2014 as well and $1.6 million of securities gains in 2013.  In addition in 2014, the ratio excludes the gain on the sale of the building in Florida and for 2015, 2014 and 2013 gains on the sale of NPL’s previously mentioned were also excluded.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE
(dollars in thousands)	For the year ended December 31,			2015 vs. 2014
	2015	2014	2013	Amount	Percent
Salaries and employee benefits	$32,521	32,879	32,424	(358)	(1.1)%
Net occupancy expense	15,799	16,251	16,100	(452)	(2.8)
Equipment expense	6,871	7,219	6,381	(348)	(4.8)
Professional services	7,878	5,807	5,649	2,071	35.7
Outsourced services	5,860	5,350	5,125	510	9.5
Advertising expense	2,593	2,487	2,827	106	4.3
FDIC and other insurance	6,339	3,907	3,975	2,432	62.2
Other real estate expense, net	2,001	1,009	3,598	992	98.3
Other	10,698	9,761	8,926	937	9.6
Total noninterest expense	$90,560	84,670	85,005	5,890	7.0%

Salaries and employee benefits are the most significant component of noninterest expense. For 2015, these expenses amounted to $32.5 million, compared with $32.9 million in 2014, and $32.4 million in 2013. The change in salaries and benefits in 2015 was primarily due to declines in incentive and performance based compensation of senior officers, partially offset by higher benefit costs and an increase in full time equivalents, partly related to fulfilling the agreement with the OCC. The decline in performance based compensation included a voluntary waiver of the executive officers’ bonuses for 2015.  Full time equivalent headcount increased from 737 as of December 31, 2014 to 787 as of December 31, 2015.

Net occupancy expense decreased to $15.8 million in 2015, compared to $16.3 million in 2014 and $16.1 million in 2013. These changes reflect management efforts to reduce costs, as well as lower energy and weather-related costs.

Equipment expense was down $348 thousand to $6.9 million in 2015, compared to $7.2 million in 2014 and $6.4 million in 2013.  The spike in 2014 was primarily due to computer system upgrades and costs associated with new branch facilities.

Professional services expense increased to $7.9 million in 2015 compared to $5.8 million in 2014 and $5.6 million in 2013. The significant increase in these costs in 2015 was driven by the use of various consultants and experts that have been utilized to assist with meeting the requirements of the agreement with the OCC.  Outsourced service expense was $5.9 million in 2015, $5.4 million in 2014 and $5.1 million in 2013, reflecting increased accounts and transaction volumes as well as outsourced credit card product costs. Advertising expense was $2.6 million in 2015, $2.5 million in 2014 and $2.8 million in 2013. Higher costs in 2013 reflected intensified use of advertising and promotion to attract and grow customers in new markets, particularly with respect to residential mortgage products, with a return to more normalized levels in 2014 and 2015.

FDIC and other insurance expense was $6.3 million in 2015, $3.9 million in 2014 and $4.0 million in 2013.  The significant increase in 2015 primarily reflects a higher FDIC premium arising from the OCC agreement.

Other real estate expense increased to $2.0 million in 2015, as compared to $1.0 million in 2014 and $3.6 million in 2013. Included in ORE expense during 2015, 2014 and 2013 were write downs of properties included in ORE totaling $1.1 million, $2.0 million and $2.2 million, respectively. Also included in 2014 results was a gain of $2.4 million on the sale of a large ORE property.  Real estate market conditions in the Company’s service areas, particularly Florida, have improved but remain challenging in some areas.  These improved conditions as well as improved loan portfolio performance contributed to lower ORE costs.

Changes in other noninterest expense are the results of normal banking activities and increased activities associated with new branching facilities and costs incurred with the roll out of chip card technology.

Income Tax

In 2015, TrustCo recognized income tax expense of $24.5 million, as compared to $27.4 million in 2014 and $23.7 million in 2013. The effective tax rates were 36.7%, 38.3% and 37.3% in 2015, 2014, and 2013, respectively. The tax expense on the Company’s income was different than tax expense at the federal statutory rate of 35%, due primarily to the effect of state income taxes and to a lesser extent to the effect of tax exempt income.  The lower effective tax rate in 2015 also reflects adjustments made in the valuation of deferred tax assets and liabilities upon finalizing the 2014 tax returns.  During 2014 the increase in taxes and effective tax rate reflect higher pre-tax income levels and the impact of New York State tax law changes which required a deferred tax asset write-down of $200 thousand.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2015:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating leases	$7,206	13,464	12,658	37,177	70,505

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million to $6 million per year through 2020.

Also, the Company is obligated under its various employee benefit plans to make certain payments in the future. The payments are approximately $1.8 to $2.0 million per year through 2025. Additionally, the Company is obligated to pay the accumulated benefits under the supplementary pension plan which amounted to $5.6 million as of December 31, 2015 and 2014. Actual payments under the plan would be made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2015, 2014 and 2013 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2015 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 18 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Forward-Looking Statements

Statements included in this report and in future filings by TrustCo with the SEC, in TrustCo’s press releases, and in oral statements made with the approval of an authorized executive officer, that are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Forward-looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

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

•	TrustCo’s ability to continue to maintain noninterest expense and other overhead costs at reasonable levels relative to income;
•	TrustCo’s ability to comply with the Formal Agreement entered into with Trustco Bank’s regulator, the OCC, and potential regulatory actions if TrustCo or Trustco Bank fails to comply;
•	Restrictions or conditions imposed by TrustCo’s and Trustco Bank’s regulators on their operations that may make it more difficult to achieve TrustCo’s and Trustco Bank’s goals;
•
the future earnings and capital levels of TrustCo and Trustco Bank and the continued receipt of approvals from TrustCo’s and Trustco Bank’s primary federal banking regulators under regulatory rules and the Formal Agreement to distribute capital from Trustco Bank to TrustCo, which could affect the ability of TrustCo to pay;

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
•
the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including new regulatory capital requirements that took effect for 2015;

•
the results of examinations of Trustco Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;

•	changes in management personnel;
•	real estate and collateral values;
•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;
•	technological changes and electronic, cyber and physical security breaches;
•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;
•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and
•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2015.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2015					2014
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$39,325	39,728	40,141	40,151	159,345	$38,446	39,156	39,574	39,765	156,941
Interest expense	4,160	4,057	4,091	3,889	16,197	3,790	3,676	3,926	4,096	15,488
Net interest income	35,165	35,671	36,050	36,262	143,148	34,656	35,480	35,648	35,669	141,453
Provision for loan losses	800	800	800	1,300	3,700	1,500	1,500	1,100	1,000	5,100
Net interest income after provison for loan losses	34,365	34,871	35,250	34,962	139,448	33,156	33,980	34,548	34,669	136,353
Noninterest income	4,623	4,454	4,365	4,430	17,872	5,759	4,505	4,890	4,752	19,906
Noninterest expense	21,857	22,131	23,464	23,108	90,560	20,801	19,437	22,192	22,240	84,670
Income before income taxes	17,131	17,194	16,151	16,284	66,760	18,114	19,048	17,246	17,181	71,589
Income tax expense	6,416	6,467	5,535	6,104	24,522	7,103	7,240	6,532	6,521	27,396
Net income	$10,715	10,727	10,616	10,180	42,238	$11,011	11,808	10,714	10,660	44,193
Per share data:
Basic earnings	$0.113	0.113	0.112	0.107	0.444	$0.116	0.125	0.113	0.113	0.422
Diluted earnings	0.113	0.113	0.111	0.107	0.444	0.116	0.125	0.113	0.112	0.422
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF  FINANCIAL DATA
(dollars in thousands, except per share data)	Years Ended December 31,
	2015	2014	2013	2012	2011
Statement of income data:
Interest and dividend income	$159,345	156,941	151,047	154,963	160,748
Interest expense	16,197	15,488	15,283	19,975	26,244
Net interest income	143,148	141,453	135,764	134,988	134,504
Provision for loan losses	3,700	5,100	7,000	12,000	18,750
Net interest income after provision for loan losses	139,448	136,353	128,764	122,988	115,754
Noninterest income	17,621	19,189	18,148	18,803	17,345
Net gain on securities transactions	251	717	1,622	2,161	1,428
Noninterest expense	90,560	84,670	85,005	83,977	82,142
Income before income taxes	66,760	71,589	63,529	59,975	52,385
Income taxes	24,522	27,396	23,717	22,441	19,298
Net income	$42,238	44,193	39,812	37,534	33,087
Share data:
Average equivalent diluted shares (in thousands)	95,213	94,753	94,206	93,637	85,072
Tangible book value	$4.33	4.14	3.82	3.81	3.62
Cash dividends	0.263	0.263	0.263	0.263	0.263
Basic earnings	0.444	0.467	0.422	0.400	0.389
Diluted earnings	0.444	0.466	0.422	0.400	0.389
Financial:
Return on average assets	0.89%	0.97	0.90	0.87	0.81
Return on average shareholders' equity	10.41	11.54	11.15	10.70	11.04
Cash dividend payout ratio	59.13	56.30	62.19	65.60	67.71
Tier 1 capital to assets (leverage ratio)	8.85	8.55	8.27	8.21	8.14
Tier 1 capital as a % of total risk adjusted assets	17.71	17.04	16.74	16.68	15.97
Common equity tier 1 capital ratio	17.71	N/A	N/A	N/A	N/A
Total capital as a % of total risk adjusted assets	18.97	18.30	18.00	17.94	17.23
Efficiency ratio	55.08	52.60	52.78	52.28	49.95
Net interest margin	3.09	3.16	3.14	3.20	3.40
Average balances:
Total assets	$4,721,146	4,574,941	4,422,393	4,332,793	4,089,790
Earning assets	4,630,417	4,487,133	4,334,803	4,238,638	3,991,932
Loans, net	3,234,806	3,014,156	2,771,663	2,572,983	2,423,337
Allowance for loan losses	(46,023)	(47,409)	(48,452)	(49,148)	(46,210)
Securities available for sale	657,951	794,613	946,367	1,023,025	947,482
Held to maturity securities	63,730	78,356	104,371	171,710	181,584
Federal Reserve Bank and Federal Home Loan Bank stock	9,414	10,135	10,266	9,425	6,898
Deposits	4,103,505	3,978,968	3,863,420	3,809,690	3,637,595
Short-term borrowings	184,725	189,430	180,275	152,982	133,803
Shareholders' equity	405,761	382,810	356,979	350,680	299,739

Non-GAAP Financial Measures Reconciliation

Certain of the financial measures used in this report, such as taxable equivalent net interest income and net interest margin, tangible book value per share, and efficiency ratio, are determined by methods other than in accordance with generally accepted accounting principles (“GAAP”).

Taxable Equivalent Net Interest Income and Net Interest Margin: Net interest income is commonly presented on a taxable equivalent basis. That is, to the extent that some component of the institution’s net interest income will be exempt from taxation (e.g., was received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added back to the net interest income total. This adjustment is considered helpful in comparing one financial institution’s net interest income (pre-tax) to that of another institution, as each will have a different proportion of tax-exempt items in their portfolios. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, taxable equivalent net interest income is generally used by financial institutions, again to provide a better basis of comparison from institution to institution. We calculate the taxable equivalent net interest margin by dividing GAAP net interest income, adjusted to include the benefit of non-taxable interest income, by average interest earnings assets.

Tangible Book Value Per Share: Tangible book value per share is a non-GAAP financial measure derived from GAAP-based amounts. We calculate tangible equity excluding the balance of intangible assets from shareholders' equity. We calculate tangible book value per share by dividing tangible equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing shareholders' equity by common shares outstanding.

The Efficiency Ratio: Financial institutions often use an “efficiency ratio” as a measure of expense control. The efficiency ratio typically is defined as noninterest expense divided by the sum of taxable equivalent net interest income and noninterest income. As in the case of net interest income, generally, net interest income as utilized in calculating the efficiency ratio is typically expressed on a taxable equivalent basis. Moreover, most financial institutions, in calculating the efficiency ratio, also adjust both noninterest expense and noninterest income to exclude from these items (as calculated under GAAP) certain component elements, such as non-recurring charges, and other real estate expense (deducted from noninterest expense) and securities transactions and other non-recurring income items (excluded from noninterest income). We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, but excluding other real estate owned expense, net, which we refer to below as recurring expense, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, but excluding net gains on securities from this calculation and other non-recurring income sources, if applicable, which we refer to below as recurring revenue.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios.  Our management internally assesses our performance based, in part, on these measures.   However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.  A reconciliation of the non-GAAP measures of tangible book value per share, efficiency ratio, and taxable equivalent net interest income and net interest margin to the underlying GAAP financial measures is set forth below.

Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts) (Unaudited)
	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11
Tangible Book Value Per Share

Equity	$413,310	393,444	361,813	358,798	338,516
Less: Intangible assets	553	553	553	553	553
Tangible equity	$412,757	392,891	361,260	358,245	337,963

Shares outstanding	95,262	94,857	94,463	93,935	93,315
Tangible book value per share	$4.33	4.14	3.82	3.81	3.62
Book value per share	4.34	4.15	3.83	3.82	3.63

	Years Ended
Efficiency Ratio	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11

Net interest income (fully taxable equivalent)	143,222	141,583	136,094	135,669	135,717
Non-interest income	17,872	19,906	19,770	20,964	18,773
Less: Net gain on securities	251	717	1,622	2,161	1,428
Less: Net gain on sale of building and net gain on sale of nonperforming loans	60	1,719	-	-	-
Recurring revenue	160,783	159,053	154,242	154,472	153,062

Total Noninterest expense	90,560	84,670	85,005	83,977	82,142
Less: Other real estate expense, net	2,001	1,009	3,598	3,216	5,693
Recurring expense	88,559	83,661	81,407	80,761	76,449

Efficiency Ratio	55.08%	52.60%	52.78%	52.28%	49.95%

	Years Ended
Taxable Equivalent Net Interest Margin	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11

Net interest income	143,148	141,453	135,764	134,988	134,504
Taxable Equivalent Adjustment	74	130	330	681	1,213
Net interest income (Taxable Equivalent)	143,222	141,583	136,094	135,669	135,717

Total Interest Earning Assets	4,630,417	4,487,133	4,334,803	4,238,638	3,991,932

Net Interest Margin	3.09%	3.15%	3.13%	3.18%	3.37%
Taxable Equivalent Net Interest Margin	3.09%	3.16%	3.14%	3.20%	3.40%

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

Common equity tier 1 capital ratio

Common equity Tier 1 capital to risk weighted assets

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

Government Sponsored Enterprises (“GSE”):

Government Sponsored Enterprises are corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal National Mortgage Association (FNMA or Fannie Mae) and the Small Business Administration (SBA).

Impaired Loans:

Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans considered TDRs.

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

Taxable Equivalent (“TE”):

Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.

Tier 1 Capital:

Total shareholders’ equity excluding accumulated other comprehensive income.

Troubled Debt Restructurings (TDRs):

A TDR is a refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.  TDRs are considered impaired loans.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2015, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2015 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
President and Chief Executive Officer

/s/ Michael M. Ozimek
Senior Vice President and Chief Financial Officer

March 4, 2016

Report of Independent Registered Public Accounting Firm

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

New York, New York
March 4, 2016

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,
	2015	2014	2013

Interest and dividend income:
Interest and fees on loans	$141,887	135,960	127,944
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	1,418	1,417	2,600
State and political subdivisions	87	179	562
Mortgage-backed securities and collateralized mortgage obligations-residential	9,132	12,150	11,385
Corporate bonds	1	65	812
Small Business Administration-guaranteed participation securities	2,004	2,154	2,180
Mortgage-backed securities and collateralized mortgage obligations-commercial	149	151	144
Other	16	16	17
Total interest and dividends on securities available for sale	12,807	16,132	17,700

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	1,844	2,259	2,840
Corporate bonds	615	615	833
Total interest on held to maturity securities	2,459	2,874	3,673

Federal Reserve Bank and Federal Home Loan Bank stock	467	511	490
Interest on federal funds sold and other short-term investments	1,725	1,464	1,240
Total interest and dividend income	159,345	156,941	151,047

Interest expense:
Interest on deposits	14,983	14,091	13,800
Interest on short-term borrowings	1,214	1,397	1,483
Total interest expense	16,197	15,488	15,283

Net interest income	143,148	141,453	135,764
Provision for loan losses	3,700	5,100	7,000
Net interest income after provision for loan losses	139,448	136,353	128,764

Noninterest income:
Trustco Financial Services income	5,971	5,837	5,301
Fees for services to customers	10,689	10,844	11,675
Net gain on securities transactions	251	717	1,622
Other	961	2,508	1,172
Total noninterest income	17,872	19,906	19,770

Noninterest expense:
Salaries and employee benefits	32,521	32,879	32,424
Net occupancy expense	15,799	16,251	16,100
Equipment expense	6,871	7,219	6,381
Professional services	7,878	5,807	5,649
Outsourced services	5,860	5,350	5,125
Advertising expense	2,593	2,487	2,827
FDIC and other insurance expense	6,339	3,907	3,975
Other real estate expense, net	2,001	1,009	3,598
Other	10,698	9,761	8,926
Total noninterest expense	90,560	84,670	85,005

Income before income taxes	66,760	71,589	63,529
Income taxes	24,522	27,396	23,717
Net income	$42,238	44,193	39,812

Earnings per share:
Basic	$0.444	0.467	0.422
Diluted	0.444	0.466	0.422

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years Ended December 31,
	2015	2014	2013

Net income	$42,238	44,193	39,812

Net unrealized holding (loss) gain on securities available for sale	(1,079)	24,630	(34,691)
Reclassification adjustments for net gain recognized in income	(251)	(717)	(1,622)
Tax effect	531	(9,528)	14,480
Net unrealized (loss) gain on securities available for sale, net of tax	(799)	14,385	(21,833)

Change in overfunded position in pension and postretirement plans arising during the year	711	(8,367)	10,559
Tax effect	(281)	3,336	(4,210)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	430	(5,031)	6,349

Amortization of net actuarial loss (gain)	70	(297)	467
Amortization of prior service cost (credit)	90	199	(262)
Tax effect	(63)	38	(82)
Amortization of net actuarial loss (gain) and prior service cost (credit) on pension and postretirement plans, net of tax	97	(60)	123

Other comprehensive (loss) income, net of tax	(272)	9,294	(15,361)
Comprehensive income	$41,966	53,487	24,451

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,
	2015	2014
ASSETS

Cash and due from banks	$41,698	43,505
Federal funds sold and other short term investments	676,458	627,943
Total cash and cash equivalents	718,156	671,448
Securities available for sale	601,037	676,759
Held to maturity securities ($59,439 and $75,342 fair value at December 31, 2015 and 2014, respectively)	56,465	70,946
Federal Reserve Bank and Federal Home Loan Bank stock	9,480	9,228
Loans, net of deferred fees and costs	3,293,304	3,158,332
Less: Allowance for loan losses	44,762	46,327
Net loans	3,248,542	3,112,005
Bank premises and equipment, net	37,643	38,565
Other assets	63,669	65,488

Total assets	$4,734,992	4,644,439

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$365,081	331,425
Savings accounts	1,262,194	1,216,831
Interest-bearing checking	754,347	682,210
Money market deposit accounts	610,826	638,542
Other time accounts	1,107,930	1,163,233
Total deposits	4,100,378	4,032,241
Short-term borrowings	191,226	189,116
Accrued expenses and other liabilities	30,078	29,638
Total liabilities	4,321,682	4,250,995

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 98,973,452 and 98,944,623 shares issued at December 31, 2015 and 2014, respectively	98,973	98,945
Surplus	171,443	172,353
Undivided profits	184,009	166,745
Accumulated other comprehensive loss, net of tax	(4,781)	(4,509)
Treasury stock: 3,711,228 and 4,087,295 shares, at cost, at December 31, 2015 and 2014, respectively	(36,334)	(40,090)
Total shareholders' equity	413,310	393,444
Total liabilities and shareholders' equity	$4,734,992	4,644,439
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)
	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total

Beginning balance, January 1, 2013	98,912	174,899	132,378	1,558	(48,949)	358,798
Net Income - 2013	-	-	39,812	-	-	39,812
Change in other comprehensive loss, net of tax	-	-	-	(15,361)	-	(15,361)
Stock options and related tax benefits	15	61	-	-	(40)	36
Cash dividend declared, $.2625 per share	-	-	(24,758)	-	-	(24,758)
Sale of treasury stock (518,726 shares)	-	(2,194)	-	-	5,102	2,908
Stock based compensation expense	-	378	-	-	-	378
Ending balance, December 31, 2013	$98,927	173,144	147,432	(13,803)	(43,887)	361,813

Net Income - 2014	-	-	44,193	-	-	44,193
Change in other comprehensive income, net of tax	-	-	-	9,294	-	9,294
Stock options and related tax benefits	18	113	-	-	-	131
Cash dividend declared, $.2625 per share	-	-	(24,880)	-	-	(24,880)
Purchase of treasury stock (38,390 shares)	-	-	-	-	(282)	(282)
Sale of treasury stock (414,881 shares)	-	(1,229)	-	-	4,079	2,850
Stock based compensation expense	-	325	-	-	-	325
Ending balance, December 31, 2014	$98,945	172,353	166,745	(4,509)	(40,090)	393,444

Net Income - 2015	-	-	42,238	-	-	42,238
Change in other comprehensive loss, net of tax	-	-	-	(272)	-	(272)
Stock options and related tax benefits	28	119	-	-	-	147
Cash dividend declared, $.2625 per share	-	-	(24,974)	-	-	(24,974)
Purchase of treasury stock (22,364 shares)	-	-	-	-	(147)	(147)
Sale of treasury stock (398,431 shares)	-	(1,233)	-	-	3,903	2,670
Stock based compensation expense	-	204	-	-	-	204
Ending balance, December 31, 2015	$98,973	171,443	184,009	(4,781)	(36,334)	413,310

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$42,238	44,193	39,812
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,554	4,776	5,017
Net gain on sale of other real estate owned	(373)	(2,599)	(509)
Writedown of other real estate owned	1,143	1,967	2,166
Net gain on sale of building held for sale	-	(1,556)	-
Provision for loan losses	3,700	5,100	7,000
Deferred tax expense (benefit)	3,011	2,964	(1,426)
Net amortization of securities	5,486	5,458	6,930
Stock based compensation expense	204	325	378
Net gain on sale of bank premises and equipment	-	(1)	(16)
Net gain on securities transactions	(251)	(717)	(1,622)
Decrease (increase) in taxes receivable	3,510	723	(38)
Decrease in interest receivable	538	398	554
Increase (decrease) in interest payable	(47)	80	19
Decrease (increase) in other assets	(4,168)	(7,239)	7,047
Increase in accrued expenses and other liabilities.…	463	1,123	4,577
Total adjustments	17,770	10,802	30,077
Net cash provided by operating activities	60,008	54,995	69,889
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	254,955	321,074	417,204
Purchases of securities available for sale	(189,823)	(126,113)	(423,547)
Proceeds from maturities of securities available for sale	4,025	11,206	13,060
Proceeds from calls and maturities of held to maturity securities	14,481	15,269	57,211
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(252)	(451)	(868)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	1,723	-
Net increase in loans	(148,532)	(266,630)	(243,937)
Net proceeds from sale of building held for sale	-	4,745	-
Proceeds from dispositions of other real estate owned	7,511	12,972	10,967
Proceeds from dispositions of bank premises and equipment	112	139	16
Purchases of bank premises and equipment	(3,744)	(8,497)	(6,381)
Net cash used in investing activities	(61,267)	(34,563)	(176,275)
Cash flows from financing activities:
Net increase in deposits	68,137	105,170	122,878
Net increase (decrease) in short-term borrowings	2,110	(15,046)	44,316
Proceeds from exercise of stock options and related tax benefits	147	131	36
Proceeds from sales of treasury stock	2,670	2,850	2,908
Purchases of treasury stock	(147)	(282)	-
Dividends paid	(24,950)	(24,851)	(24,724)
Net cash provided by financing activities	47,967	67,972	145,414
Net increase in cash and cash equivalents	46,708	88,404	39,028
Cash and cash equivalents at beginning of period	671,448	583,044	544,016
Cash and cash equivalents at end of period	$718,156	671,448	583,044

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$16,244	15,408	15,264
Income taxes paid	21,005	26,727	23,821
Non cash investing and financing activites:
Transfer of loans to real estate owned	8,295	10,620	12,648
Transfer of other real estate owned to fixed assets	-	568	-
Transfer of building to other assets	-	-	3,189
Increase in dividends payable	24	29	34
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	(1,330)	23,913	(36,313)
Change in deferred tax effect on unrealized gain (loss) on securities
available for sale, net of reclassification adjustment	531	(9,528)	14,480
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	160	(98)	205
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	(63)	38	(82)
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	711	(8,367)	10,559
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(281)	3,336	(4,210)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (Trustco Bank or the Bank), and its wholly owned subsidiaries, Trustco Realty Corporation, Trustco Insurance Agency, Inc., ORE Property, Inc. and its subsidiaries ORE Property One, Inc. and ORE Property Two, Inc. conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

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

Securities Available for Sale and Held to Maturity

Securities available for sale are carried at fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to earnings and/or accumulated other comprehensive income (loss).

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

Other Than Temporary Impairment (“OTTI”)

A decline in the fair value of any available for sale or held to maturity security below cost that is deemed to be other than temporary is charged to earnings and/or accumulated other comprehensive income (loss), resulting in the establishment of a new cost basis of the security. Management evaluates these types of securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Bank is also a member of its regional FRB. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Any dividends received are reported as income.

Loans

Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as adjustments to interest income over the applicable loan term. Interest income on loans is accrued based on the principal amount outstanding.

Nonperforming loans include non-accrual loans and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in non-accrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent based upon specific facts and circumstances surrounding the borrower. Typically, a loan is moved to non-accrual status after 90 days of non-payment in accordance with the Company’s policy. Past due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on non-accrual status is reversed against interest income. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection. Loans may be removed from non-accrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from non-accrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest. When, in the opinion of management, the collection of principal appears unlikely, the loan balance is evaluated in light of its sources of repayment, and a charge-off is recorded when appropriate.

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

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired.

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

TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported at the fair value of the collateral with any charge-off recognized at that time. For TDRs that subsequently default, the Company determines the amount of additional charge-off, if any, in accordance with the accounting policy for the allowance for loan losses with respect to impaired loans described previously.

Commercial and commercial real estate loans in non-accrual status are defined as impaired loans and are individually evaluated for impairment. In addition, any restructured loans that meet the definition of a TDR are defined as impaired. If a loan is impaired, a charge-off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral. Residential real estate loans and consumer loans are collectively evaluated for impairment.

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by geography for each portfolio segment and is based on the actual net loss history experienced by the Company. This actual loss experience is supplemented with other qualitative factors based on the risks present in each geography and portfolio segment. These factors include consideration of the following: changes in national, regional and local economic trends and conditions; effects of any changes in interest rates; changes in the volume and severity of net charge-offs, delinquencies, and nonperforming loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the quality of the Company’s loan review system; effects of any changes in credit concentrations; effects of any changes in underwriting standards, lending policies, procedures, and practices; and changes in the nature, volume and terms of loans.

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

 Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense.   At both December 31, 2015 and 2014, there were $6.4 million of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

In the ordinary course of business, there is inherent uncertainty in quantifying the Company's income tax positions. Income tax positions and recorded tax benefits are assessed by management for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have determined the amount of the tax benefit to be recognized by estimating the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. When applicable, associated interest and penalties have also been recognized.  We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements, the Bank’s compliance with the capital plan required under the terms of the Bank’s July 21, 2015 formal agreement with the OCC, and the receipt of regulatory approval (or non-objection) from the Bank’s and the Company’s regulators. Under the agreement with the OCC, the Bank may declare or pay a dividend or make a capital distribution only (a) when the Bank is in compliance with its approved written capital plan, and would remain in compliance with such Capital Plan immediately following the declaration or payment of any dividend or capital distribution and (b) following OCC approval under OCC capital distribution rules. Under those rules, the OCC may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution. During 2016, the Bank could declare, with regulatory approval, dividends of approximately $56.0 million plus any 2016 net profits retained to the date of the dividend declaration.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee’s compensation. This plan was frozen as of December 31, 2006.

The Company has a postretirement benefit plan that permits retirees at age 65 access to a Medicare Supplemental program.

Under certain employment contracts with selected executive officers, the Company is obligated to provide postretirement benefits to these individuals once they attain certain vesting requirements.

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in accumulated other comprehensive income (loss).

In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include service costs, interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining service period of active participants in the Plans. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2015 and 2014, the Company did not have any unvested awards that would be considered participating securities.

Reclassification of Prior Year Statements

It is the Company’s policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the Downstate region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by “Accounting Standards Codification” (ASC) Topic 280, “Disclosure about Segments of an Enterprise and Related Information”.

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

Comprehensive Income (Loss)

Comprehensive income (loss) represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders’ equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the funded position of the pension and postretirement benefit plans. Accumulated other comprehensive income or loss, which is a component of shareholders’ equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the funded position in the Company’s pension plan and postretirement benefit plans, net of tax.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the FRB. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short term investments, was approximately $99.1 million and $91.2 million at December 31, 2015 and 2014, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$86,899	19	181	86,737
State and political subdivisions	1,270	20	-	1,290
Mortgage backed securities and collateralized mortgage obligations - residential	416,625	430	5,326	411,729
Small Business Administration- guaranteed participation securities	92,620	-	2,204	90,416
Mortgage backed securities and collateralized mortgage obligations - commercial	10,422	-	242	10,180
Other	650	-	-	650
Total debt securities	608,486	469	7,953	601,002
Equity securities	35	-	-	35
Total securities available for sale	$608,521	469	7,953	601,037

(dollars in thousands)	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$78,420	2	622	77,800
State and political subdivisions	2,232	39	-	2,271
Mortgage backed securities and collateralized mortgage obligations - residential	486,107	1,108	3,655	483,560
Corporate bonds	1,500	-	-	1,500
Small Business Administration- guaranteed participation securities	103,273	-	2,777	100,496
Mortgage backed securities and collateralized mortgage obligations - commercial	10,696	-	249	10,447
Other	650	-	-	650
Total debt securities	682,878	1,149	7,303	676,724
Equity securities	35	-	-	35
Total securities available for sale	$682,913	1,149	7,303	676,759

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2015, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$1,456	1,454
Due in one year through five years	86,482	86,322
Due after five years through ten years	872	892
Due after ten years	9	9
Mortgage backed securities and collateralized mortgage obligations - residential	416,625	411,729
Small Business Administration- guaranteed participation securities	92,620	90,416
Mortgage backed securities and collateralized mortgage obligations - commercial	10,422	10,180
	$608,486	601,002

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2015
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss

U.S. government sponsored enterprises	$41,786	113	9,932	68	51,718	181
Mortgage backed securities and collateralized mortgage obligations - residential	187,605	2,147	167,549	3,179	355,153	5,326
Small Business Administration- guaranteed participation securities	7,529	111	82,888	2,093	90,417	2,204
Mortgage backed securities and collateralized mortgage obligations - commercial	5,553	130	4,627	112	10,180	242

Total	$242,473	2,501	264,996	5,452	507,468	7,953

(dollars in thousands)	December 31, 2014
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss

U.S. government sponsored enterprises	$12,840	81	54,959	541	67,799	622
Mortgage backed securities and collateralized mortgage obligations - residential	65,549	492	325,476	3,163	391,025	3,655
Small Business Administration- guaranteed participation securities	-	-	100,496	2,777	100,496	2,777
Mortgage backed securities and collateralized mortgage obligations - commercial	-	-	10,447	249	10,447	249

Total	$78,389	573	491,378	6,730	569,767	7,303

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2015, 2014 and 2013 are as follows:

(dollars in thousands)	Year ended December 31,
	2015	2014	2013

Proceeds from sales	$22,945	69,147	160,820
Proceeds from calls	232,010	251,927	256,384
Gross realized gains	251	720	1,702
Gross realized losses	-	3	80

Tax expense recognized on net gains on sales of securities available for sale were approximately $100 thousand, $287 thousand, and $649 thousand for the years ended December 31, 2015, 2014 and 2013 respectively.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $277.1 million and $298.5 million at December 31, 2015 and 2014, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$46,490	2,308	-	48,798
Corporate bonds	9,975	666	-	10,641
Total held to maturity	$56,465	2,974	-	59,439

(dollars in thousands)	December 31, 2014

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$60,986	3,334	-	64,320
Corporate bonds	9,960	1,062	-	11,022
Total held to maturity	$70,946	4,396	-	75,342

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2015, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year through five years	$9,975	10,641
Mortgage backed securities and collateralized mortgage obligations - residential	46,490	48,798
	$56,465	59,439

There were no held to maturity securities with gross unrecognized losses as of both December 31, 2015 and 2014.  There were no sales or transfers of held to maturity securities during 2015 and 2014.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2015 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal Home Loan Mortgage Corporation	$161,834	160,976
Federal National Mortgage Association	335,008	331,414
Government National Mortgage Association	61,696	63,157
Small Business Administration	92,620	90,417

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

As of December 31, 2015, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2015.

Mortgage backed securities and collateralized mortgage obligations - residential

At December 31, 2015, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2015.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2015, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2015.

Mortgage backed securities and collateralized mortgage obligations - commercial

As of December 31, 2015, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2015.

As a result of the above analysis, for the year ended December 31, 2015, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2015
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$160,965	14,908	175,873
Other	27,449	93	27,542
Real estate mortgage - 1 to 4 family:
First mortgages	2,093,957	566,715	2,660,672
Home equity loans	52,251	8,250	60,501
Home equity lines of credit	308,165	51,160	359,325
Installment	8,000	1,391	9,391
Total loans, net	$2,650,787	642,517	3,293,304
Less: Allowance for loan losses			44,762
Net loans			$3,248,542

	December 31, 2014
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$174,788	19,336	194,124
Other	29,200	58	29,258
Real estate mortgage - 1 to 4 family:
First mortgages	2,041,140	476,427	2,517,567
Home equity loans	51,713	5,942	57,655
Home equity lines of credit	308,764	43,370	352,134
Installment	6,774	820	7,594
Total loans, net	$2,612,379	545,953	3,158,332
Less: Allowance for loan losses			46,327
Net loans			$3,112,005

*	Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2015 and 2014, the Company had approximately $26.6 million and $38.5 million of real estate construction loans. Of the $26.6 million in real estate construction loans at December 31, 2015, approximately $16.0 million were secured by first mortgages to residential borrowers; the remaining $10.6 million were to commercial borrowers for residential construction projects.  Of the $38.5 million in real estate construction loans at December 31, 2014, approximately $17.6 million are secured by first mortgages to residential borrowers while approximately $20.9 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2015 and 2014, loans to executive officers or directors, and to associates of such persons aggregated $7.6 million and $8.3 million, respectively. During 2015, approximately $2.6 million of new loans were made to such persons and repayments of loans totaled approximately $3.3 million. All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay is affected by the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2015
(dollars in thousands)	New York and other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$3,024	-	3,024
Other	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	19,488	1,488	20,976
Home equity loans	212	-	212
Home equity lines of credit	3,573	329	3,902
Installment	90	8	98
Total non-accrual loans	26,387	1,825	28,212
Restructured real estate mortgages - 1 to 4 family	48	-	48
Total nonperforming loans	$26,435	1,825	28,260

	December 31, 2014
(dollars in thousands)	New York and other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$3,835	-	3,835
Other	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	23,643	2,488	26,131
Home equity loans	349	-	349
Home equity lines of credit	3,229	252	3,481
Installment	77	13	90
Total non-accrual loans	31,133	2,753	33,886
Restructured real estate mortgages - 1 to 4 family	125	-	125
Total nonperforming loans	$31,258	2,753	34,011

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu of foreclosure).  As of December 31, 2015 and December 31, 2014, other real estate owned included $5.4 million and $4.2 million, respectively, of residential foreclosed properties. In addition, non-accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $13.2 million and $17.5 million as of December 31, 2015 and December 31, 2014, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2015 and 2014:

New York and other states:

	December 31, 2015
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	2,340	2,340	158,625	160,965
Other	-	-	-	-	27,449	27,449
Real estate mortgage - 1 to 4 family:
First mortgages	4,321	2,037	12,529	18,887	2,075,070	2,093,957
Home equity loans	43	-	149	192	52,059	52,251
Home equity lines of credit	572	204	1,418	2,194	305,971	308,165
Installment	34	19	88	141	7,859	8,000

Total	$4,970	2,260	16,524	23,754	2,627,033	2,650,787

Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$10	-	-	10	14,898	14,908
Other	-	-	-	-	93	93
Real estate mortgage - 1 to 4 family:
First mortgages	665	271	851	1,787	564,928	566,715
Home equity loans	-	-	-	-	8,250	8,250
Home equity lines of credit	159	-	240	399	50,761	51,160
Installment	1	21	-	22	1,369	1,391

Total	$835	292	1,091	2,218	640,299	642,517

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$10	-	2,340	2,350	173,523	175,873
Other	-	-	-	-	27,542	27,542
Real estate mortgage - 1 to 4 family:
First mortgages	4,986	2,308	13,380	20,674	2,639,998	2,660,672
Home equity loans	43	-	149	192	60,309	60,501
Home equity lines of credit	731	204	1,658	2,593	356,732	359,325
Installment	35	40	88	163	9,228	9,391

Total	$5,805	2,552	17,615	25,972	3,267,332	3,293,304

New York and other states:

	December 31, 2014
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$618	52	2,627	3,297	171,491	174,788
Other	-	-	-	-	29,200	29,200
Real estate mortgage - 1 to 4 family:
First mortgages	3,340	3,874	16,782	23,996	2,017,144	2,041,140
Home equity loans	141	59	337	537	51,176	51,713
Home equity lines of credit	568	342	1,198	2,108	306,656	308,764
Installment	79	10	58	147	6,627	6,774

Total	$4,746	4,337	21,002	30,085	2,582,294	2,612,379

Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	-	-	19,336	19,336
Other	-	-	-	-	58	58
Real estate mortgage - 1 to 4 family:
First mortgages	801	283	1,225	2,309	474,118	476,427
Home equity loans	-	-	-	-	5,942	5,942
Home equity lines of credit	173	-	116	289	43,081	43,370
Installment	17	-	-	17	803	820

Total	$991	283	1,341	2,615	543,338	545,953

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$618	52	2,627	3,297	190,827	194,124
Other	-	-	-	-	29,258	29,258
Real estate mortgage - 1 to 4 family:
First mortgages	4,141	4,157	18,007	26,305	2,491,262	2,517,567
Home equity loans	141	59	337	537	57,118	57,655
Home equity lines of credit	741	342	1,314	2,397	349,737	352,134
Installment	96	10	58	164	7,430	7,594

Total	$5,737	4,620	22,343	32,700	3,125,632	3,158,332

At December 31, 2015 and 2014, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status. There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

(dollars in thousands)	For the year ended December 31, 2015
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,071	42,088	168	46,327
Loans charged off:
New York and other states*	779	4,631	168	5,578
Florida	-	320	17	337
Total loan chargeoffs	779	4,951	185	5,915

Recoveries of loans previously charged off:
New York and other states*	20	572	46	638
Florida	7	5	-	12
Total recoveries	27	577	46	650
Net loans charged off	752	4,374	139	5,265
Provision for loan losses	1,172	2,039	489	3,700
Balance at end of period	$4,491	39,753	518	44,762

(dollars in thousands)	For the year ended December 31, 2014
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,019	43,597	98	47,714
Loans charged off:
New York and other states*	397	5,485	201	6,083
Florida	613	835	13	1,461
Total loan chargeoffs	1,010	6,320	214	7,544

Recoveries of loans previously charged off:
New York and other states*	34	442	28	504
Florida	480	69	4	553
Total recoveries	514	511	32	1,057
Net loans charged off	496	5,809	182	6,487
Provision for loan losses	548	4,300	252	5,100
Balance at end of period	$4,071	42,088	168	46,327

(dollars in thousands)	For the year ended December 31, 2013
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$3,771	44,069	87	47,927
Loans charged off:
New York and other states*	1,072	6,572	68	7,712
Florida	100	1,020	6	1,126
Total loan chargeoffs	1,172	7,592	74	8,838

Recoveries of loans previously charged off:
New York and other states*	14	715	17	746
Florida	505	374	-	879
Total recoveries	519	1,089	17	1,625
Net loans charged off	653	6,503	57	7,213
Provision for loan losses	901	6,031	68	7,000
Balance at end of period	$4,019	43,597	98	47,714

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2015 and 2014:

	December 31, 2015
(dollars in thousands)		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,491	39,753	518	44,762

Total ending allowance balance	$4,491	39,753	518	44,762

Loans:
Individually evaluated for impairment	$3,306	22,575	-	25,881
Collectively evaluated for impairment	200,109	3,057,923	9,391	3,267,423

Total ending loans balance	$203,415	3,080,498	9,391	3,293,304

	December 31, 2014
(dollars in thousands)		1-to-4 Family
	Commercial Loans	Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,071	42,088	168	46,327

Total ending allowance balance	$4,071	42,088	168	46,327

Loans:
Individually evaluated for impairment	$4,129	22,406	-	26,535
Collectively evaluated for impairment	219,253	2,904,950	7,594	3,131,797

Total ending loans balance	$223,382	2,927,356	7,594	3,158,332

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s at December 31, 2015 and 2014 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2015 and 2014:

New York and other states:

	December 31, 2015
(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$3,306	3,996	-	3,608
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	17,460	18,602	-	18,127
Home equity loans	359	417	-	382
Home equity lines of credit	2,306	2,569	-	2,238

Total	$23,431	25,584	-	24,355

Florida:

(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,760	1,852	-	1,489
Home equity loans	53	53	-	54
Home equity lines of credit	637	720	-	654

Total	$2,450	2,625	-	2,197

Total:

(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$3,306	3,996	-	3,608
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	19,220	20,454	-	19,616
Home equity loans	412	470	-	436
Home equity lines of credit	2,943	3,289	-	2,892

Total	$25,881	28,209	-	26,552

New York and other states:

	December 31, 2014
(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$4,129	5,499	-	4,798
Other	-	-	-	61
Real estate mortgage - 1 to 4 family:
First mortgages	17,579	18,689	-	17,261
Home equity loans	366	410	-	454
Home equity lines of credit	2,492	2,778	-	2,578

Total	$24,566	27,376	-	25,152

Florida:

(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$-	-	-	577
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,289	1,380	-	1,422
Home equity loans	56	56	-	5
Home equity lines of credit	624	773	-	581

Total	$1,969	2,209	-	2,585

Total:

(dollars in thousands)		Unpaid		YTD Avg
	Recorded Investment	Principal Balance	Related Allowance	Recorded Investment

Commercial:
Commercial real estate	$4,129	5,499	-	5,375
Other	-	-	-	61
Real estate mortgage - 1 to 4 family:
First mortgages	18,868	20,069	-	18,683
Home equity loans	422	466	-	459
Home equity lines of credit	3,116	3,551	-	3,159

Total	$26,535	29,585	-	27,737

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired. Interest income recognized on impaired loans was not material in 2015, 2014, and 2013.

Included in impaired loans as of December 31, 2015 and 2014 are approximately $10.6 million and $9.9 million, respectively, of 1 to 4 family residential real estate loans in accruing status that were identified as TDR’s in accordance with OCC guidance released in the third quarter of 2012.

Management evaluates impairment on impaired loans on a quarterly basis. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time if necessary. As a result, as of December 31, 2015 and 2014, based upon management’s evaluation and due to the sufficiency of chargeoffs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDRs that occurred during the years ended December 31, 2015, 2014 and 2013:

	Year ended 12/31/2015			Year ended 12/31/2014			Year ended 12/31/2013
New York and other states*:
(dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Outstanding Recorded Investment

Commercial:
Commercial real estate	-	$-	-	1	$294	294	1	$507	507
Real estate mortgage - 1 to 4 family:
First mortgages	35	4,797	4,797	41	5,585	5,585	50	5,852	5,852
Home equity loans	1	137	137	4	77	77	7	120	120
Home equity lines of credit	7	506	506	3	194	194	13	1,061	1,061

Total	43	$5,440	5,440	49	$6,150	6,150	71	$7,540	7,540

Florida:
(dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	6	780	780	7	676	676	8	1,149	1,149
Home equity loans	-	-	-	1	56	56	-	-	-
Home equity lines of credit	4	107	107	3	368	368	3	282	282

Total	10	$887	887	11	$1,100	1,100	11	$1,431	1,431

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

 The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2015, 2014 and 2013 for which there was a payment default within 12 months of modification:

	Year ended 12/31/2015		Year ended 12/31/2014		Year ended 12/31/2013
New York and other states*:	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate mortgage - 1 to 4 family:
First mortgages	2	148	7	355	5	440
Home equity loans	-	-	-	-	1	44
Home equity lines of credit	2	24	1	35	1	56

Total	4	$172	8	$390	7	$540

Florida:
	Number of	Recorded	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment	Contracts	Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	1	$60	-	$-
Home equity lines of credit	-	-	1	279	-	-

Total	-	$-	2	$339	-	$-

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s underwriting policy. Generally, the modification of the terms of loans is the result of the borrower filing for bankruptcy protection. Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order. In the case of Chapter 7 bankruptcies, even though there is no modification of terms, the borrowers’ debt to the Company is discharged and they may not reaffirm the debt.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In situations involving a borrower filing for Chapter 13 bankruptcy protection, however, a loan is considered to be in payment default once it is 30 days contractually past due, consistent with the treatment by the bankruptcy court.

The TDRs that subsequently defaulted described above did not have a material impact on the allowance for loan losses as the underlying collateral was evaluated at the time these loans were identified as TDRs, and a charge-off was taken at that time, if necessary. Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, in accordance with the Company’s Loan Policy, the Company analyzes loans individually by grading the loans based on credit risk. In addition, the Company’s internal loan review department reviews a sample of loans by testing the loan grades assigned through the Company’s grading process. The internal loan review sample selection is made in accordance with the Company’s Internal Loan Review Policy.

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

As of December 31, 2015 and 2014, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2015
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$145,335	15,630	160,965
Other	26,715	734	27,449

	$172,050	16,364	188,414

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$14,908	-	14,908
Other	93	-	93

	$15,001	-	15,001

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$160,243	15,630	175,873
Other	26,808	734	27,542

	$187,051	16,364	203,415

	December 31, 2014
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$162,589	12,199	174,788
Other	28,677	523	29,200

	$191,266	12,722	203,988

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$19,336	-	19,336
Other	58	-	58

	$19,394	-	19,394

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$181,925	12,199	194,124
Other	28,735	523	29,258

	$210,660	12,722	223,382

Included in classified loans in the above tables are impaired loans of $3.0 million and $4.1 million at December 31, 2015 and 2014, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2015 and 2014 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2015 and 2014 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2015 and 2014 follows:

(dollars in thousands)
	2015	2014
Land	$2,413	2,413
Buildings	33,050	32,760
Furniture, fixtures and equipment	48,819	47,443
Leasehold improvements	29,389	27,652
Total bank premises and equipment	113,670	110,268
Accumulated depreciation and amortization
	(76,026)	(71,703)
Total	$37,643	38,565

Depreciation and amortization expense approximated $4.6 million, $4.8 million, and $5.0 million for the years 2015, 2014, and 2013, respectively. Occupancy expense of the Bank’s premises included rental expense of $7.5 million in 2015, $7.3 million in 2014, and $7.2 million in 2013.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2015	2014	2013
Interest bearing
checking accounts	$448	365	329
Savings accounts	2,468	2,662	3,333
Time deposits and
money market accounts	12,067	11,064	10,138
Total	$14,983	14,091	13,800

At December 31, 2015, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$778,133
1 to 2 years	290,246
2 to 3 years	20,302
3 to 4 years	16,187
4 to 5 years	2,851
Over 5 years	211
$1,107,930

Included in total time deposits as of December 31, 2015 and 2014 is $ 98.7 million and $85.3 million in time deposits with balances in excess of $250,000.

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2015	2014	2013
Amount outstanding at December 31,	$191,226	189,116	204,162
Maximum amount outstanding at any month end	194,738	209,370	204,162
Average amount outstanding	184,725	189,430	180,275
Weighted average interest rate:
For the year	0.66%	0.74	0.82
As of year end	0.60	0.72	0.82

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the FHLBNY which approximates the balance of securities pledged against such borrowings. The line of credit requires securities to be pledged as collateral for the amount borrowed. As of December 31, 2015 and 2014, the Company had no outstanding borrowings with the FHLBNY and, as a result, there were no related securities pledged.

(8) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2015	2014	2013
Current tax expense:
Federal	$19,864	22,046	22,612
State	1,647	2,386	2,531
Total current tax expense	21,511	24,432	25,143
Deferred tax expense (benefit)	3,011	2,964	(1,426)
Total income tax expense	$24,522	27,396	23,717

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2015 and 2014, are as follows:

	December 31,
	2015	2014
(dollars in thousands)	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(4,992)	$(3,885)
Difference in reporting the allowance for loan losses, net	18,576	21,006
Other income or expense not yet reported for tax purposes	2,607	2,325
Depreciable assets	(796)	(1,040)
Net deferred tax asset at end of year	15,395	18,406
Net deferred tax asset at beginning of year	18,406	21,370

Deferred tax expense	$3,011	$2,964

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $15.4 million and $18.4 million at December 31, 2015 and 2014, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $3.0 million and $2.4 million at December 31, 2015 and 2014, respectively, relating to the net unrealized losses on securities available for sale and deferred tax assets of $193 thousand and $535 thousand at December 31, 2015 and 2014, respectively, as a result of the previously unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31,
	2015	2014	2013
Statutory federal income tax rate Increase/(decrease) in taxes resulting from:	35.0%	35.0	35.0
Tax exempt income	(0.1)	(0.1)	(0.3)
State income tax (including alternative minimum tax), net of federal tax benefit	1.8	2.7	2.3
Other items	-	0.7	0.3
Effective income tax rate	36.7%	38.3	37.3

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

For the years ended December 31, 2015 and 2014 the unrecognized tax benefits and change in those unrecognized tax benefits from the beginning of the year are as follows:

(dollars in thousands)

Balance as of January 1, 2014	$213

Change in unrecognized tax reserve	-

Balance as of December 31, 2014	$213

Change in unrecognized tax reserve	-

Balance as of December 31, 2015	$213

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2015, 2014, and 2013, these amounts were not material. The Company's federal and state income tax returns for the years 2012 through 2015 remain open to examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2015 and 2014:

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2015	2014
Projected benefit obligation at beginning of year	$33,662	27,822
Service cost	60	58
Interest cost	1,329	1,374
Benefits paid	(1,676)	(1,751)
Net actuarial (gain) loss	(2,486)	6,159
Projected benefit obligation at end of year	$30,889	33,662

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2015	2014
Fair Value of plan assets at beginning of year	$42,993	39,419
Actual gain on plan assets	360	3,325
Company contributions	-	2,000
Benefits paid	(1,676)	(1,751)
Fair value of plan assets at end of year	41,677	42,993

Funded status at end of year	$10,788	9,331

The accumulated benefit obligation for pension benefits was $30.9 million and $33.7 million at December 31, 2015 and 2014, respectively.

Amounts recognized in accumulated other comprehensive income (pre-tax) consist of the following as of:

	December 31,
	2015	2014
Net actuarial loss	$5,830	6,150

 Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended
	December 31,
	2015	2014	2013
Service cost	$60	58	69
Interest cost	1,329	1,374	1,273
Expected return on plan assets	(2,735)	(2,504)	(2,190)
Amortization of net loss	210	-	516
Net periodic pension credit	(1,136)	(1,072)	(332)

Amortization of net loss	(210)	-	(516)

Net actuarial (gain) / loss included in other comprehensive income	(109)	5,337	(8,156)

	(319)	5,337	(8,672)
Total recognized in net periodic benefit (credit) cost and other comprehensive income	$(1,455)	4,265	(9,004)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $169 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2016	$1,738
2017	1,754
2018	1,788
2019	1,829
2020	1,867
2021 - 2025	9,554

The assumptions used to determine benefit obligations at December 31 of the following years are as follows:

	2015	2014	2013
Discount rate	4.55%	4.03	5.08

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2015	2014	2013
Discount rate	4.03%	5.08	4.07
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of both  December 31, 2015 and 2014, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $1.0 million, $1.5 million, and $1.3 million, in 2015, 2014, and 2013, respectively.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of December 31, 2015 and 2014, the trusts had assets totaling $5.6 million and $5.7 million, respectively.

(c) Postretirement Benefits

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company’s subsidy of the retiree medical insurance premiums was eliminated at that time. The Company continues to provide postretirement medical benefits for a limited number of executives in accordance with their employment contracts.  In addition, the plan provides a death benefit to certain eligible employees and retirees.

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2015 and 2014:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2015	2014
Accumulated benefit obligation at beginning of year	$6,455	2,513
Service cost	165	100
Interest cost	268	217
Plan amendments	-	1,811
Benefits paid	(85)	(83)
Net actuarial (gain) loss	(1,369)	1,897
Accumulated benefit obligation at end of year	$5,434	6,455

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2015	2014
Fair value of plan assets at beginning of year	$19,285	17,935
Actual gain on plan assets	(47)	1,350
Company contributions	85	83
Benefits paid	(85)	(83)
Fair value of plan assets at end of year	19,238	19,285

Funded status at end of year	$13,804	12,830

Amounts recognized in accumulated other comprehensive income consist of the following as of:	December 31,
	2015	2014
Net actuarial gain	$(3,890)	(3,429)
Prior service credit	(1,457)	(1,367)
Total	$(5,347)	(4,796)

Components of Net Periodic Benefit (Credit) and Other Amounts Recognized in Other Comprehensive Income:

	For the years ended December 31,
(dollars in thousands)	2015	2014	2013
Service cost	$165	$100	50
Interest cost	268	217	101
Expected return on plan assets	(722)	(672)	(495)
Amortization of net actuarial gain	(140)	(297)	(49)
Amortization of prior service cost (credit)	90	199	(262)
Net periodic benefit credit	(339)	(453)	(655)

Net (gain) loss	(602)	1,219	(2,868)
Prior service cost	-	1,811	465
Amortization of prior service cost	(90)	(199)	262
Amortization of net gain	140	297	49
Total amount recognized in other comprehensive income	(552)	3,128	(2,092)

Total amount recognized in net periodic benefit cost and other comprehensive income	$(891)	$2,675	(2,747)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $217 thousand while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit credit over the next fiscal year is approximately $90 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands) Year	Postretirement Benefits

2016	$87
2017	91
2018	103
2019	117
2020	130
2021 - 2025	989

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2015	2014	2013
Discount rate	4.55%	4.03	5.08

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2015	2014	2013
Discount rate	4.03%	5.08	4.07
Expected long-term rate of return on assets, net of tax	3.75	3.75	3.30

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2015 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $1.2 million impact on the accumulated postretirement benefit obligation as of December 31, 2015, while a 1% decrease would have an approximate $922 thousand impact. The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2015 would be $113 thousand for a one percentage point increase and $85 thousand for a one percentage point decrease.

(d) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive (loss) income related to the retirement plan and the postretirement benefit plan, at December 31, 2015 and 2014, respectively:

(dollars in thousands)	December 31, 2015
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(109)	(602)	(711)
Amortization of net actuarial (loss) gain	(210)	140	(70)
Amortization of prior service cost (credit)	-	(90)	(90)
Total	$(319)	(552)	(871)

	December 31, 2014
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$5,337	3,030	8,367
Amortization of net actuarial gain (loss)	-	297	297
Amortization of prior service credit	-	(199)	(199)
Total	$5,337	3,128	8,465

(e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2015	2014	2015	2014
Debt Securities	32%	32	25	33
Equity Securities	60	63	60	65
Other	8	5	15	2
Total	100%	100	100	100

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

The Company’s investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 50% to 70% equity securities, 25% to 40% debt securities, and 0% to 10% for other securities for the asset categories. At December 31, 2015, plan assets for postretirement benefits included an above range amount for “other” investment category due to temporary excess cash in the plan.  The Company’s investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

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

The fair value of the plan assets at December 31, 2015 and 2014, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at December 31, 2015 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$3,182	3,182	-	-
Equity mutual funds	25,352	25,352	-	-
U.S. government sponsored enterprises	5,779	-	5,779	-
Corporate bonds	6,771	-	6,771	-
Fixed income mutual funds	593	593	-	-

Total Plan Assets	$41,677	29,127	12,550	-

Postretirement Benefits		Fair Value Measurements at December 31, 2015 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,832	2,832	-	-
Equity mutual funds	11,513	11,513	-	-
U.S. government sponsored enterprises	1,843	-	1,843	-
Corporate bonds	1,074	-	1,074	-
State and political subdivisions	1,976	-	1,976	-

Total Plan Assets	$19,238	14,345	4,893	-

Retirement Plan		Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,043	2,043	-	-
Equity mutual funds	27,149	27,149	-	-
U.S. government sponsored enterprises	6,691	-	6,691	-
Corporate bonds	6,502	-	6,502	-
Fixed income mutual funds	608	608	-	-

Total Plan Assets	$42,993	29,800	13,193	-

Postretirement Benefits		Fair Value Measurements at December 31, 2014 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$285	285	-	-
Equity mutual funds	12,583	12,583	-	-
U.S. government sponsored enterprises	2,342	-	2,342	-
Corporate bonds	1,520	-	1,520	-
State and political subdivisions	2,555	-	2,555	-

Total Plan Assets	$19,285	12,868	6,417	-

At December 31, 2015 and 2014, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2015 and 2014.

The Company made contributions of $2.0 million to its pension plan during 2014.  No contributions were made in 2015. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2016.

(f) Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2015, 2014 or 2013 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $944 thousand for 2015, $710 thousand in 2014 and $657 thousand in 2013.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $715 thousand, $1.3 million and $2.0 million in 2015, 2014 and 2013, respectively.

The Company has also awarded 3.4 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2015, the weighted average strike price of each unit was $7.18.

(g) Stock Based Compensation Plans-Equity Awards

Equity awards are types of stock based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

Under the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (Equity Incentive Plan), the Company may grant stock options and restricted stock to its eligible employees for up to approximately 2.3 million shares of common stock, and may make certain other equity-based, cash-settled awards (described in section (h) below) for up to the equivalent of approximately 1.4 million shares of common stock.

Under the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), the Company may grant stock options and restricted stock to its directors for up to approximately 250 thousand shares of its common stock, and may make certain other equity-based, cash-settled awards (described in section (h) below) for up to the equivalent of approximately 250 thousand shares of common stock.

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option plans as of December 31, 2015 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2015	2,693,050	$8.27
New options awarded - 2015	168,250	6.43
Expired options - 2015	(501,500)	12.15
Options forfeited-2015	(6,000)	7.78
Exercised options - 2015	(28,829)	5.15
Balance, December 31, 2015	2,324,971	$7.34	5.1 years

	Exercisable Options

Balance, December 31, 2015	1,642,373	$7.73	3.8 years

At December 31, 2015, the intrinsic value of outstanding stock options and vested stock options was approximately $588 thousand and $430 thousand, respectively. The Company expects all unvested options to vest according to plan provisions.

During 2015, 2014 and 2013, 28 thousand, 18 thousand and 15 thousand stock options were exercised, respectively. The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $530 thousand at December 31, 2015. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.3 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2015, 2014 and 2013 estimated using the Black-Scholes option pricing model, was $0.98, $0.93 and $1.08, respectively. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2015, 2014 and 2013 are detailed in the table below:

	2015		2014		2013
	Employees' Plan		Employees' Plan		Employees' Plan
Expected dividend yield	4.09%		3.64%		3.72%
Risk-free interest rate	1.74		1.74		1.45
Expected volatility rate	26.20		21.62		25.83
Expected lives	5.0	years	5.0	years	5.0	years

During 2015, 2014 and 2013, the Company recognized approximately $204 thousand, $325 thousand and $378 thousand in stock based compensation expense related to the equity awards, respectively.

(h) Stock Based Compensation Plans-Liability Awards

Liability awards are types of stock based compensation that can be settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service based and performance based liability awards in 2015, 2014 and 2013.  All such awards were made under the Equity Incentive Plan and/or the Directors Plan.

The activity for service based awards during 2015 was as follows:

Restricted share units

Outstanding Units

Balance, December 31, 2014	202,400
New awards granted	68,300
Forfeited awards	(4,500)
Awards settled	(81,000)
Balance, December 31, 2015	185,200

Service Based Awards: During 2015, 2014 and 2013, the Company issued restricted share units to certain eligible officers, executives and its board of directors. The restricted share units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized, is based on the fair value of the Company’s stock.

During 2015, 2014 and 2013, the Company recognized approximately $324 thousand, $352 thousand and $230 thousand, respectively, in stock based compensation expense related to these awards. Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $732 thousand at December 31, 2015.  During 2015, awards granted in 2012 became fully vested and settled.  Awards granted after 2012 were unvested at December 31, 2015.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2015.

The liability related to service based liability awards totaled $404 thousand and $605 thousand at December 31, 2015 and 2014, respectively.

The activity for performance based awards during 2015 was as follows:

Performance share units

Performance share units
Outstanding Units

Balance, December 31, 2014	229,500
New awards granted	84,200
Awards settled	-
Balance, December 31, 2015	313,700

Performance Based Awards: During 2015, 2014 and 2013, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, nor are they eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with provisions of the Equity Incentive Plan and the related award agreements, as well as the fair value of the Company’s stock.

For units granted in 2012, the Company met its required performance criteria.  These awards are expected to be settled during the first quarter of 2016.  For units granted in 2014 and 2013, the Company, during 2015, concluded that it does not expect to meet its required performance criteria and therefore has adjusted its calculation for the number of units that would be settled in cash upon vesting.  For units granted in 2015, the Company expects to meet its required performance criteria.

During 2015, the Company recognized a benefit of $48 thousand in stock based compensation expense related to these units.  This was the result of both the change in the Company’s stock price as well as adjustments to management’s expectations relative to the required performance criteria.  During 2014 and 2013, the Company recognized approximately $490 thousand and $239 thousand, respectively, in stock based compensation expense related to these units. Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $593 thousand at December 31, 2015.  At December 31, 2015, the units awarded in 2012 were fully vested and unpaid.  For the units granted in years subsequent to 2012, all of the units were unvested at December 31, 2015. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 30 months as of December 31, 2015.

The liability related to performance based liability awards totaled $699 thousand and $748 thousand at December 31, 2015 and 2014, respectively.

(i) Stock and Liability Based Compensation Expense

Total compensation expense totaled $480 thousand, $1.2 million and $847 thousand in 2015, 2014 and 2013, respectively, related to all director and employee equity incentive plans.

Of the $480 thousand of stock based compensation expense recognized in 2015, $276 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $204 thousand related to equity awards.

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

Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation in 2015, 2014 and 2013 was approximately $192 thousand, $478 thousand and $296 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2016	$7,206
2017	6,876
2018	6,588
2019	6,453
2020	6,205
2021 and after	37,177
$70,505
(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $5.9 million for 2015, $5.4 million for 2014 and $5.1 million in 2013. The Company is contractually obligated to pay these third-party service providers approximately $5 to $6 million per year through 2020.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments. At December 31, 2015 and 2014, the Company no longer has any unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2015, 2014 and 2013 follows:

(dollars in thousands, except per share data)
	2015	2014	2013
For the years ended
December 31:
Net income	$42,238	44,193	39,812
Less: Net income allocated to participating securities	-	43	45
Net income allocated to common shareholders	$42,238	44,150	39,767
Basic EPS:
Distributed earnings allocated to common stock	$24,961	24,866	24,745
Undistributed earnings allocated to common stock	17,277	19,284	15,022
Net income allocated to common shareholders	$42,238	44,150	39,767
Weighted average common shares outstanding including participating securities	95,103	94,721	94,266
Less: Participating securities	-	93	106
Weighted average common shares	95,103	94,628	94,160

Basic EPS	$0.444	0.467	0.422

Diluted EPS:
Net income allocated to common shareholders	$42,238	44,150	39,767
Weighted average common shares for basic EPS	95,103	94,628	94,160
Effect of Dilutive Securities:
Stock Options	110	125	46
Weighted average common shares including potential dilutive shares	95,213	94,753	94,206

Diluted EPS	$0.444	0.466	0.422

As of December 31, 2015, 2014 and 2013, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 1.5 million, 2.3 million, and 2.5 million, respectively. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2015 and 2014, was $432.1 million and $446.7 million, respectively. Approximately 82% and 80% of these commitments were for variable rate products at the end of 2015 and 2014, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.5 million and $8.0 million at December 31, 2015 and 2014, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2015 and 2014 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosure (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2015 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$86,737	-	$86,737	-
State and political subdivisions	1,290	-	1,290	-
Mortgage backed securities and collateralized mortgage obligations - residential	411,729	-	411,729	-
Small Business Administration- guaranteed participation securities	90,416	-	90,416	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,180	-	10,180	-
Other	685	35	650	-
Total securities available for sale	$601,037	$35	$601,002	$-

	Fair Value Measurements at December 31, 2014 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$77,800	$-	$77,800	$-
State and political subdivisions	2,271	-	2,271	-
Mortgage backed securities and collateralized mortgage obligations - residential	483,560	-	483,560	-
Corporate bonds	1,500	-	1,500	-
Small Business Administration- guaranteed participation securities	100,496	-	100,496	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,447	-	10,447	-
Other	685	35	650	-
Total securities available for sale	$676,759	$35	$676,724	$-

There were no transfers between Level 1 and Level 2 in 2015 and 2014.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2015 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)

Other real estate owned	$6,455	$-	$-	$6,455
Impaired loans:
Commercial real estate	878	-	-	878
Real estate mortgage - 1 to 4 family:
First mortgages	2,601	-	-	2,601
Home Equity Loans	53	-	-	53
Home equity lines of credit	455	-	-	455

	Fair Value Measurements at December 31, 2014 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)

Other real estate owned	$6,441	$-	$-	$6,441
Impaired loans:
Commercial real estate	206	-	-	206
Real estate mortgage - 1 to 4 family:
First mortgages	2,627	-	-	2,627
Home equity lines of credit	810	-	-	810

Other real estate owned, which is carried at fair value less costs to sell, approximates $6.4 million at December 31, 2015 and consisted of $1.0 million of commercial real estate and $5.4 million of residential real estate properties. A valuation charge of $1.1 million is included in earnings for the year ended December 31, 2015.

Of the total impaired loans of $25.9 million at December 31, 2015, $4.0 million are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2015. Gross charge-offs related to commercial impaired loans included in the table above were $641 thousand for the year ended December 31, 2015, while gross charge-offs related to residential impaired loans included in the table above amounted to $648 thousand.

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

In accordance with ASC 825, Financial Instruments, the carrying amounts and estimated fair values of financial instruments, at December 31, 2015 and 2014 are as follows:

	Carrying	Fair Value Measurements at December 31, 2015 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$718,156	718,156	-	-	718,156
Securities available for sale	601,037	35	601,002	-	601,037
Held to maturity securities	56,465	-	59,439	-	59,439
Federal Reserve Bank and Federal Home Loan Bank stock	9,480	N/A	N/A	N/A	N/A
Net loans	3,248,542	-	-	3,279,167	3,279,167
Accrued interest receivable	10,262	80	2,370	7,812	10,262
Financial liabilities:
Demand deposits	365,081	365,081	-	-	365,081
Interest bearing deposits	3,735,297	2,627,367	1,111,240	-	3,738,607
Short-term borrowings	191,226	-	191,226	-	191,226
Accrued interest payable	501	74	427	-	501

	Carrying	Fair Value Measurements at December 31, 2014 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$671,448	671,448	-	-	671,448
Securities available for sale	676,759	35	676,724	-	676,759
Held to maturity securities	70,946	-	75,342	-	75,342
Federal Reserve Bank and Federal Home Loan Bank stock	9,228	N/A	N/A	N/A	N/A
Net loans	3,112,005	-	-	3,171,005	3,171,005
Accrued interest receivable	10,800	30	2,694	8,076	10,800
Financial liabilities:
Demand deposits	331,425	331,425	-	-	331,425
Interest bearing deposits	3,700,816	2,537,583	1,163,245	-	3,700,828
Short-term borrowings	189,116	-	189,116	-	189,116
Accrued interest payable	548	100	448	-	548

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

Federal Reserve Bank and Federal Home Loan Bank stock

It is not practical to determine the fair value of FRB and FHLB stock due to their restrictive nature.

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

(14) Regulatory Capital Requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet minimum capital requirements can initiate  certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements and results of operations.  The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019.  Prior to January 1, 2015, the Company had not been subject to express regulatory capital requirements.  The Company has chosen to exclude net unrealized gain or loss on available for sale securities in computing regulatory capital.  Capital amounts and ratios for December 31, 2014 are calculated using Basel I rules.  Management believes as of December 31, 2015, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. Adequately capitalized institutions must obtain prior regulatory approval to accept brokered deposits. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. If an institution is classified as undercapitalized, it is required to submit a capital restoration plan to its federal banking regulators and is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the federal banking regulators of a capital restoration plan for the institution. Furthermore, if an institution is classified as undercapitalized, the federal banking regulators may take certain actions to correct the capital position of the institution; if it is classified as significantly undercapitalized or critically undercapitalized, the federal banking regulators would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, the bank must be placed into conservatorship or receivership within 90 days, unless the federal banking regulators determines that other action would better achieve the purposes of the prompt corrective action regime. Any of the foregoing regulatory actions could have a direct material effect on an institution’s or its holding company’s financial statements.  The Bank’s capital ratios exceed the levels necessary to meet the definition of “well capitalized” for regulatory purposes as of both December 31 2014 and 2015

The following is a summary of actual capital amounts and ratios as of December 31, 2015 and 2014, for Trustco Bank:

(dollars in thousands)	As of December 31, 2015		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 leverage ratio	$405,506	8.60%	5.00%	4.00%
Common equity Tier 1 capital	405,506	17.21	6.00	4.00
Tier 1 risk-based capital	405,506	17.21	6.00	4.00
Total risk-based capital	435,149	18.47	10.00	8.00

(dollars in thousands)	As of December 31, 2014		Well	Adequately
	Amount	Ratio	Capitalized*	Capitalized*

Tier 1 (core) capital	$386,913	8.33%	5.00%	4.00%
Tier 1 risk-based capital	386,913	16.60	6.00	4.00
Total risk-based capital	416,269	17.86	10.00	8.00

*Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized

*Regulatory minimum requirements to be considered to be well capitalized and adequately capitalized

The following is a summary of actual capital amounts and ratios as of December 31, 2015 and 2014 for TrustCo on a consolidated basis under the regulatory capital rules to which it is subject:

(dollars in thousands)	As of December 31, 2015
	Amount	Ratio

Leverage capital	$417,538	8.85%
Common equity Tier 1 capital	417,538	17.71
Tier 1 risk-based capital	417,538	17.71
Total risk-based capital	447,193	18.97

(dollars in thousands)	As of December 31, 2014
	Amount	Ratio

Leverage capital	$397,400	8.55%
Tier 1 risk-based capital	397,400	17.04
Total risk-based capital	426,770	18.30

(15) Accumulated Other Comprehensive Loss

The following is a summary of the accumulated other comprehensive loss balances, net of tax:

	For the year ended 12/31/15
(dollars in thousands)	Balance at 12/31/2014	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/2015	Balance at 12/31/2015

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(3,693)	(648)	(151)	(799)	(4,492)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(1,188)	430	-	430	(758)
Net change in net actuarial loss and prior service cost on pension and postretirement benefit plans, net of tax	372	-	97	97	469

Accumulated other comprehensive loss, net of tax	(4,509)	(218)	(54)	(272)	(4,781)

	For the year ended 12/31/14
(dollars in thousands)	Balance at 12/31/2013	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/2014	Balance at 12/31/2014

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(18,078)	14,815	(430)	14,385	(3,693)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,843	(5,031)	-	(5,031)	(1,188)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	432	-	(60)	(60)	372

Accumulated other comprehensive income (loss), net of tax	(13,803)	9,784	(490)	9,294	(4,509)

	For the year ended 12/31/13
(dollars in thousands)	Balance at 12/31/2012	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- Year ended 12/31/2013	Balance at 12/31/2013

Net unrealized holding gain (loss) on securities available for sale, net of tax	$3,755	(20,860)	(973)	(21,833)	(18,078)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(2,506)	6,349	-	6,349	3,843
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	309	-	123	123	432

Accumulated other comprehensive income (loss), net of tax	$1,558	(14,511)	(850)	(15,361)	(13,803)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013:

(dollars in thousands)	Years Ended December 31,			Affected Line Item
	2015	2014	2013	in Financial Statements
Unrealized gains (losses) on securities available for sale

Realized gain on securities transactions	$251	717	1,622	Net gain on securities transactions
Income tax expense	(100)	(287)	(649)	Income taxes
Net of tax	151	430	973

Amortization of pension and postretirement benefit items

Amortization of net actuarial loss	(70)	297	(467)	Salaries and employee benefits
Amortization of prior service credit	(90)	(199)	262	Salaries and employee benefits
Income tax benefit	63	(38)	82	Income taxes
Net of tax	(97)	60	(123)

Total reclassifications, net of tax	$54	490	850

(16) Building Held for Sale

During 2013, Trustco entered into an agreement to sell a building that was to be used as the regional operations center in Florida to a third party purchaser for approximately $5.0 million. As of December 31, 2013, the carrying value of the building was approximately $3.2 million and the building was held for sale and included in Other Assets in the Consolidated Statement of Financial Condition. The sale occurred during 2014 and the Company recognized a gain of $1.6 million in 2014, which is included in other noninterest income in the Consolidated Statement of Income.

(17) Agreement with the Office of the Comptroller of the Currency

On July 21, 2015 Trustco Bank, the wholly owned subsidiary of TrustCo Bank Corp NY, entered into a formal agreement (the “Agreement”) with the OCC. The Agreement relates to the findings of the OCC following an examination of the Bank. The Agreement requires the Bank to take various actions, within prescribed time frames, with respect to certain areas of the Bank. These include, among others, (i) establishment of a committee of at least three Directors to monitor and coordinate the Bank’s response to the Agreement; (ii) adoption of compliance plans to respond to the Agreement with the assistance of an independent qualified consultant; (iii) evaluation and implementation of improvements in corporate governance with the assistance of an independent qualified consultant; (iv) evaluation and implementation of improvements in internal audit; (v) development of a strategic plan; (vi) development of a revised capital plan consistent with the strategic plan; (vii) development and implementation of improvements to the Bank’s loan review system; and (viii) such other necessary steps to address the issues and questions noted by the OCC in the Agreement.

 (18) Recent Accounting Pronouncements

In January 2014, the FASB amended existing guidance to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized. These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure, or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this standard did not have a material effect on the Company’s operating results or financial condition, but new disclosures were added.

Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (is) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In July 2015, FASB deferred the effective date of the ASU by one year which means ASU 2014-09 will be effective for the Company on January 1, 2018. The Company is currently evaluating the potential impact of ASU 2014-09 on its consolidated financial statements.

On January 5, 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (the ASU).  Under this ASU, the current GAAP model is changed in the areas of accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities.  The ASU will be effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently in process of evaluating the impact of this ASU on its financial position, and result of operations and cash flows.

(19) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)	Years Ended December 31,
Income:	2015	2014	2013

Dividends and interest from subsidiaries	$24,501	24,499	24,491
Miscellaneous income	-	18	-
Total income	24,501	24,517	24,491
Expense:
Operating supplies	33	50	81
Professional services	577	557	491
Miscellaneous expense	664	1,350	1,042
Total expense	1,274	1,957	1,614
Income before income taxes and subsidiaries' undistributed earnings	23,227	22,560	22,877
Income tax benefit	(405)	(663)	(548)
Income before subsidiaries' undistributed earnings	23,632	23,223	23,425
Equity in undistributed earnings of subsidiaries	18,606	20,970	16,387
Net income	$42,238	44,193	39,812

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2015	2014
Cash in subsidiary bank	$18,463	17,034
Investments in subsidiaries	401,289	382,968
Securities available for sale	35	35
Other assets	967	918
Total assets	420,754	400,955
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	7,444	7,511
Total liabilities	7,444	7,511
Shareholders' equity	413,310	393,444
Total liabilities and shareholders' equity	$420,754	400,955

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2015	2014	2013
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$42,238	44,193	39,812
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(18,606)	(20,970)	(16,387)
Stock based compensation expense	204	325	378
Net change in other assets and accrued expenses	(140)	388	277
Total adjustments	(18,542)	(20,257)	(15,732)
Net cash provided by operating activities	23,696	23,936	24,080
Cash flows from investing activities:
Purchases of securities available for sale	-	(25)	-
Net cash used in investing activities	-	(25)	-
Cash flows from financing activities:
Proceeds from exercise of stock options and related tax benefits	147	131	36
Dividends paid	(24,937)	(24,839)	(24,711)
Payments to acquire treasury stock	(147)	(282)	-
Proceeds from sales of treasury stock	2,670	2,850	2,908

Net cash used in financing activities	(22,267)	(22,140)	(21,767)

Net increase in cash and cash equivalents	1,429	1,771	2,313

Cash and cash equivalents at beginning of year	17,034	15,263	12,950

Cash and cash equivalents at end of year	$18,463	17,034	15,263

Branch Locations

Airmont Office
327 Route 59 East
Airmont, NY
Telephone: (845) 357-2435

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: (518) 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: (518) 355-1900

Amsterdam Office
4931 Route 30
Amsterdam, NY
Telephone: (518) 842-5459

Ardsley Office
33-35 Center St.
Ardsley, NY
Telephone: (914) 693-3254

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: (518) 885-1561

Balltown Road Office
1475 Balltown Rd.
Niskayuna, NY
Telephone: (518) 377-2460

Brandywine Office
1048 State St.
Schenectady, NY
Telephone: (518) 346-4295

Briarcliff Manor Office
75 North State Rd.
Briarcliff Manor, NY
Telephone: (914) 762-7133

Bronxville Office
5-7 Park Place
Bronxville, NY
Telephone: (914) 771-4180
Brunswick Office
740 Hoosick Rd.
Troy, NY
Telephone: (518) 272-0213

Campbell West Plaza Office
141 West Campbell Rd.
Rotterdam, NY
Telephone: (518) 377-2393

Central Ave. Office
40 Central Ave.
Albany, NY
Telephone: (518) 426-7291

Chatham Office
193 Hudson Ave.
Chatham, NY
Telephone: (518) 392-0031

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: (518) 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: (518) 371-8451

Cobleskill Office
104 Merchant Pl.
Cobleskill, NY
Telephone: (518) 254-0290

Colonie Office
1892 Central Ave.
Albany, NY
Telephone: (518) 456-0041

Crestwood Plaza Office
415 Whitehall Rd.
Albany, NY
Telephone: (518) 482-0693

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: (518) 439-9941
East Greenbush Office
501 Columbia Tpk.
Rensselaer, NY
Telephone: (518) 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8/Crescent Rd. Office
1532 Crescent Rd.
Clifton Park, NY
Telephone: (518) 383-0039

Exit 11 Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: (518) 899-1558

Fishkill Office
1545 Route 52
Fishkill, NY
Telephone: (845) 896-8260

Freemans Bridge Rd. Office
1 Sarnowski Dr.
Glenville, NY
Telephone: (518) 344-7510

Glenmont Office
380 Route 9W
Glenmont, NY
Telephone: (518) 449-2128

Glens Falls Office
100 Glen St.
Glens Falls, NY
Telephone: (518) 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: (518) 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: (518) 355-4890

Halfmoon Office
215 Guideboard Rd.
Country Dollar Plaza
Halfmoon, NY
Telephone: (518) 371-0593

Hartsdale Office
220 East Hartsdale Ave.
Hartsdale, NY
Telephone: (914) 722-2640

Highland Office
3580 Route 9W
Highland, NY
Telephone: (845) 691-7023

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: (518) 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: (518) 828-9434

Hudson Falls Office
3750 Burgoyne Ave.
Hudson Falls, NY
Telephone: (518) 747-0886

Katonah Office
18 Woods Bridge Road
Katonah, NY
Telephone: (914) 666-6230

Kingston Office
1220 Ulster Ave.
Kingston, NY
Telephone: (845) 336-5372

Lake George Office
2160 Route 9L
Lake George, NY
Telephone: (518) 668-2352

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: (518) 785-0761
Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: (518) 462-6668

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: (518) 489-4711

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Mamaroneck Office
180-190 East Boston Post Rd.
Mamaroneck, NY
Telephone: (914) 777-3023

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Monroe Office
791 Route 17M
Monroe, NY
Telephone: (845) 782-1100

Mont Pleasant Office
959 Crane St.
Schenectady, NY
Telephone: (518) 346-1267

Mt. Kisco Office
222 East Main St.
Mt. Kisco, NY
Telephone: (914) 666-2362

New City Office
20 Squadron Blvd.
New City, NY
Telephone: (845) 634-4571

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
602 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Road Office
649 Maple Ave.
Saratoga Springs, NY
Telephone: (518) 583-2634

Nyack Office
21 Route 59
Nyack, NY
Telephone: (845) 353-2035

Peekskill Office
20 Welcher Ave.
Peekskill, NY
Telephone: (914) 739-1839

Pelham Office
132 Fifth Ave.
Pelham, NY
Telephone: (914) 632-1983

Pomona Office
1581 Route 202
Pomona, NY
Telephone: (845) 354-0176

Poughkeepsie Office
2656 South Rd.
Poughkeepsie, NY
Telephone: (845) 485-6419

Queensbury Office
118 Quaker Rd.
Suite 1
Queensbury, NY
Telephone: (518) 798-7226

Red Hook Office
4 Morgans Way
Red Hook, NY
Telephone: (845) 752-2224

Rotterdam Office
Curry Road Shopping Center
Schenectady, NY
Telephone: (518) 355-8330

Route 2 Office
201 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-4744

Saratoga Office
34 Congress St.
Saratoga Springs, NY
Telephone: (518) 587-3520

Schaghticoke Office
2 Main St.
Schaghticoke, NY
Telephone: (518) 753-6509

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: (518) 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: (518) 377-8517

Slingerlands Office
1569 New Scotland Rd.
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
133 Saratoga Rd.
Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668
State Farm Road Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: (518) 436-9043

State St. Schenectady - Main Office
320 State St.
Schenectady, NY
Telephone: (518) 381-3831

Stuyvesant Plaza Office
Western Ave. at Fuller Rd.
Albany, NY
Telephone: (518) 489-2616

Tanners Main Office
345 Main St.
Catskill, NY
Telephone: (518) 943-2500

Tanners West Office
238 West Bridge St.
Catskill, NY
Telephone: (518) 943-5090

Troy Office
5th Ave. and State St.
Troy, NY
Telephone: (518) 274-5420

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: (518) 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: (518) 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

Warrensburg Office
9 Lake George Plaza Rd.
Lake George, NY
Telephone: (518) 623-3707

West Sand Lake Office
3690 NY Route 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St.
Wynantskill, NY
Telephone: (518) 286-2674

Florida

Alafaya Woods Office
1500 Alafaya Trl.
Oviedo, FL
Telephone: (407) 359-5991

Aloma Office
4070 Aloma Ave.
Winter Park, FL
Telephone: (407) 677-1969

Apollo Beach Office
205 Apollo Beach Blvd.
Apollo Beach, FL
Telephone: (813) 649-0460

Apopka Office
1134 North Rock Springs Rd.
Apopka, FL
Telephone: (407) 464-7373

Avalon Park Office
3662 Avalon Park East Blvd.
Orlando, FL
Telephone: (407) 380-2264

Bay Hill Office
6084 Apopka Vineland Road
Orlando, FL
Telephone: (321) 251-1859

BeeLine Center Office
10249 South John Young Pkwy.
Suite 101
Orlando, FL
Telephone: (407) 240-0945

Beneva Village Office
5950 South Beneva Road
Sarasota, FL
Telephone: (941) 923-8269

Bradenton Office
5858 Cortez Rd. West
Bradenton, FL
Telephone: (941) 792-2604

Colonial Drive Office
4301 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford Road Office
3020 Lamberton Blvd.
Suite 116
Orlando, FL
Telephone: (407) 277-9663

Curry Ford West Office
2838 Curry Ford Rd.
Orlando, FL
Telephone: (407) 893-9878

Davenport Office
2300 Deer Creek Commons Ln.
Suite 600
Davenport, FL
Telephone: (863) 424-9493

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

Downtown Orlando Office
415 East Pine St.
Orlando, FL
Telephone: (407) 422-7129

East Colonial Office
12901 East Colonial Dr.
Orlando, FL
Telephone: (407) 275-3075
Englewood Office
2930 South McCall Rd.
Englewood, FL
Telephone: (941) 460-0601

Gateway Commons Office
1525 East Osceola Pkwy.
Suite 120
Kissimmee, FL
Telephone: (407) 932-0398

Goldenrod Office
7803 East Colonial Rd.
Suite 107
Orlando, FL
Telephone: (407) 207-3773

Juno Beach Office
14051 US Highway 1
Juno Beach, FL
Telephone: (561) 630-4521

Lady Lake Office
873 North US Highway 27/441
Lady Lake, FL
Telephone: (352) 205-8893

Lake Brantley Office
909 North SR 434
Altamonte Springs, FL
Telephone: (407) 339-3396

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Lake Nona Office
9360 Narcoossee Rd.
Orlando, FL
(407) 801-7330

Lake Square Office
10105 Route 441
Leesburg, FL
Telephone: (352) 323-8147

Lee Road Office
1084 Lee Rd.
Suite 11
Orlando, FL
Telephone: (407) 532-5211
Lee Vista Office
8288 Lee Vista Blvd.
Suite E
Orlando, FL
Telephone: (321) 235-5583

Leesburg Office
1330 Citizens Blvd.
Suite 101
Leesburg, FL
Telephone: (352) 365-1305

Maitland Office
9400 US Route 17/92
Suite 101
Maitland, FL
Telephone: (407) 332-6071

Melbourne Office
2481 Croton Rd.
Melbourne, FL
Telephone: (321) 752 0446

Metro West Office
2619 S. Hiawasee Rd.
Orlando, FL
Telephone: (407) 293-1580

North Clermont Office
12302 Roper Blvd.
Clermont, FL
Telephone: (352) 243-2563

Orange City Office
902 Saxon Blvd.
Suite 101
Orange City, FL
Telephone: (386) 775-1392

Ormond Beach Office
115 North Nova Rd.
Ormond Beach, FL
Telephone: (386) 256-3813

Osprey Office
1300 South Tamiami Trl.
Osprey, FL
Telephone: (941) 918-9380

Oviedo Office
1875 West County Rd. 419
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

Pleasant Hill Commons Office
3307 South Orange Blossom Trl.
Kissimmee, FL
Telephone: (407) 846-8866

Port Orange Office
3751 Clyde Morris Blvd.
Port Orange, FL
Telephone: (386) 322-3730

Rinehart Road Office
1185 Rinehart Rd.
Sanford, FL
Telephone: (407) 268-3720

Sarasota Office
2704 Bee Ridge Rd.
Sarasota, FL
Telephone: (941) 929-9451

South Clermont Office
16908 High Grove Blvd.
Clermont, FL
Telephone: (352) 243-9511

Stuart Office
951 SE Federal Highway
Stuart, FL
Telephone: (772) 286-4757

Sun City Center
4441 Sun City Center
Sun City Center, FL
Telephone: (813) 633-1468

Sweetwater Office
671 North Hunt Club Rd.
Longwood, FL
Telephone: (407) 774-1347
Tuskawilla Road Office
1295 Tuskawilla Rd.
Suite 10
Winter Springs, FL
Telephone: (407) 695-5558

Venice Office
2057 South Tamiami Trl.
Venice, FL
Telephone: (941) 496-9100

Westwood Plaza Office
4942 West State Route 46
Suite 1050
Sanford, FL
Telephone: (407) 321-4925

Windermere Office
2899 Maguire Rd.
Windermere, FL
Telephone: (407) 654-0498

Winter Garden Office
16118 Marsh Rd.
Winter Garden, FL
Telephone: (407) 654-4609

Winter Haven Office
7476 Cypress Gardens Blvd. Southeast
Winter Haven, FL
Telephone: (863) 326-1918

Winter Springs Office
851 East State Route 434
Winter Springs, FL
Telephone: (407) 327-6064
Massachusetts

Allendale Office
5 Cheshire Rd.
Suite 18
Pittsfield, MA
Telephone: (413) 236-8400

Great Barrington Office
326 Stockbridge Rd.
Great Barrington, MA
Telephone: (413) 644-0054

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

New Jersey

Northvale Office
220 Livingston St.
Northvale, NJ
Telephone: (201) 750-1501

Ramsey Office
385 North Franklin Tpk.
Ramsey, NJ
Telephone: (201) 934-1429

Vermont

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND	Dennis A. De Gennaro, President
CHIEF EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Chairman, TrustCo Bank Corp NY
EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER	Brian C. Flynn, CPA
Robert T. Cushing	KPMG LLP
Retired Partner
EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER	Thomas O. Maggs, President
Scot R. Salvador	Maggs & Associates
Insurance Agency
EXECUTIVE VICE PRESIDENT AND
SECRETARY	Anthony J. Marinello, M.D., Ph.D.
Robert M. Leonard	Physician

SENIOR VICE PRESIDENT AND	Robert A. McCormick
TREASURER	Retired Chairman
Eric W. Schreck	TrustCo Bank Corp NY

SENIOR VICE PRESIDENT AND	Robert J. McCormick,
CHIEF FINANCIAL OFFICER	President and Chief Executive Officer
Michael M. Ozimek	TrustCo Bank Corp NY

ASSISTANT SECRETARIES	William D. Powers, Partner
Sharon J. Parvis	Powers & Co., LLC
Thomas M. Poitras	Consulting

Directors of TrustCo Bank Corp NY	William J. Purdy, President
are also Directors of Trustco Bank	Welbourne & Purdy Realty, Inc.
Real Estate

HONORARY DIRECTORS

Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF	BRANCH ADMINISTRATION (cont.)	FINANCIAL SERVICES (cont.)
EXECUTIVE OFFICER	Regional Administrators	Assistant Vice President
Robert J. McCormick	Amy E. Anderson	Richard W. Provost
	Takla A. Awad	Officers
EXECUTIVE VICE PRESIDENT	Clint M. Mallard	Michael D. Bates
AND CHIEF OPERATING OFFICER	Paul D. Matthews	John W. Bresonis
Robert T. Cushing	Gloryvel Morales	William Heslin
Zachary B. Ogden
EXECUTIVE VICE PRESIDENT	Assistant Vice Presidents	GENERAL SERVICES
Robert M. Leonard	Carly K. Batista	Officer
	Ajay D. Murthy	Joseph N. Marley
EXECUTIVE VICE PRESIDENT	Officers
AND CHIEF BANKING OFFICER	Mark J. Cooper	INFORMATION TECHNOLOGY
Scot R. Salvador	Jocelyn E. Vizcara	Chief Technology Officer
Volney R. LaRowe
ACCOUNTING/FINANCE	COLLECTIONS/ OPERATIONS
Senior Vice President and	Senior Vice President	LENDING
Chief Financial Officer	Kevin M. Curley	Administrative Vice President
Michael M. Ozimek	Vice President	Michael J. Lofrumento
Vice Presidents	Michael V. Pitnell	Vice Presidents
Harry A. Kabalian	Officer	Patrick M. Canavan
Daniel R. Saullo	Stacy L. Marble	John R. George
Interest Rate Risk Vice President		Officers
Kevin T. Timmons	COMPLIANCE/ RISK/ BSA	Daniel A. Centi
Assistant Vice President	Administrative Vice President	Suzanne E. Breen
Christopher A. Halstead	Michael J. Ewell	James M. Poole
Officers	Vice Presidents
Elizabeth A. Bennett	Michael J. Hall, Esq.	MARKETING
Lynn M. Hallenbeck	Michelle L. Simmonds	Officer
	Assistant Vice Presidents	Adam E. Roselan
AUDIT	Jennifer L. Meadows
Deputy Auditor	Lara Ann Gough	PERSONNEL
Kenneth E. Hughes, Jr.	Officers	Vice President
Officer	Linda M. Bow	Mary-Jean Riley
Jasmine K. Silver	James A.P. McCarthy, Esq.
QUALITY CONTROL/
BRANCH ADMINISTRATION	FINANCIAL SERVICES	TRAINING
Senior Vice President and	Administrative Vice President	Vice President
Florida Regional President	Patrick J. LaPorta, Esq.	Sharon J. Parvis
Eric W. Schreck	Vice President	Officer
	Thomas M. Poitras	Joseph M. Rice

General Information

ANNUAL MEETING	CORPORATE HEADQUARTERS
Thursday, May 19, 2016	5 Sarnowski Drive
4:00 PM	Glenville, NY 12302
Mallozzi’s Restaurant	(518) 377-3311
1930 Curry Road
Schenectady, NY 12303

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Dividend Reinvestment Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Computershare acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact Computershare at 1-800-368-5948.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. If you would like to arrange direct deposit, please write to Computershare listed as transfer agent at the bottom of this page.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2015 upon written request. Requests and related inquiries should be directed to Kevin T. Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 12,447 shareholders of record of TrustCo common stock as of February 10, 2016.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in SNL’s coverage universe. The index included 425 companies as of February 11, 2016. A list of the component companies can be obtained by contacting TrustCo.

		Period Ending
Index	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
TrustCo Bank Corp NY	100.00	92.90	91.83	130.56	137.21	120.89
Russell 2000	100.00	95.82	111.49	154.78	162.35	155.18
SNL Bank and Thrift	100.00	77.76	104.42	142.97	159.60	162.83