Form 10-K, Exhibit 13
period 2016-12-31
TRUSTCO BANK CORP N Y
filed 2017-03-03
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 145 community banking offices and 157 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 31 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2016		2015		Percent Change
Income:
Net interest income	$146,055		$143,148		2.03%
Net Income	42,601		42,238		0.86
Per Share:
Basic earnings	0.446		0.444		0.45
Diluted earnings	0.445		0.444		0.23
Book value at period end	4.52		4.34		4.15
Average Balances:
Assets	4,790,701		4,721,146		1.47
Loans, net	3,348,324		3,234,806		3.51
Deposits	4,149,201		4,103,505		1.11
Shareholders' equity	428,389		405,761		5.58
Financial Ratios:
Return on average assets	0.89%		0.89%		0.00
Return on average equity	9.94		10.41		(4.51)
Consolidated tier 1 capital to:
Total assets (leverage)	9.11		8.85		2.94
Risk-adjusted assets	17.78		17.71		0.40
Common equity tier 1 capital ratio	17.78		17.71		0.40
Total capital to risk-adjusted assets	19.04		18.97		0.35
Net loans charged off to average loans	0.11		0.16		(28.66)
Allowance for loan losses to nonperforming loans	1.75	x	1.58	x	10.76
Efficiency ratio*	55.67%		55.08%		(1.07)
Dividend Payout ratio	58.88		59.13		(0.42)

*	Non-GAAP figure; refer to Non-gaap financial measures reconciliation section for definition

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price
					High	Low

2016
First quarter	$0.109	$0.109	$0.0656	$4.44	$6.63	$5.60
Second quarter	0.110	0.109	0.0656	4.51	6.37	5.17
Third quarter	0.114	0.114	0.0656	4.56	7.25	6.13
Fourth quarter	0.113	0.113	0.0656	4.52	8.85	6.60

2015
First quarter	0.113	0.113	0.0656	4.22	7.33	6.42
Second quarter	0.113	0.113	0.0656	4.23	7.19	6.60
Third quarter	0.112	0.111	0.0656	4.33	7.20	5.59
Fourth quarter	0.107	0.107	0.0656	4.34	6.63	5.60

Certain of the financial measures used in this report, such as Tax-Equivalent Net Interest Income and Tax-Equivalent Net Interest Margin and the Efficiency Ratio, are determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of these measures to the closest comparable GAAP financial measures is presented herein.

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Glossary of Terms	34-36

Management’s Report on Internal Control Over Financial Reporting	37

Report of Independent Registered Public Accounting Firm	38

Consolidated Financial Statements and Notes	39-89

Branch Locations	90-94

Officers and Board of Directors	95-96

General Information	97

Share Price Information	98

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message

Dear fellow shareholder:

On behalf of our Board of Directors and employees, we are pleased to report TrustCo had a solid year in 2016. We stuck to our core banking principles to provide a solid return for our shareholders while facing many challenges in this increasingly regulated banking environment. Offering low cost products and services coupled with top-notch customer service has allowed us to continue our growth.

Residential mortgage loans remain our primary product. We are a portfolio lender, offering low-cost, first mortgage products which provide us with a competitive advantage relative to most other mortgage lenders in our markets. We offer the same low cost mortgages to everyone in the communities we serve, including those areas that may have been abandoned by our competitors. We take great pride in being able to help people in our community purchase a home. In 2016, we had another record year by posting $3.43 billion in outstanding loans.

Continuing to grow our current branches remains a priority. Over the course of our expansion, we added over 80 branches to our network in 5 states, bringing the total to 145. This positioned us to offer services in many new markets that now benefit from our unique products and personal service. Average deposits per branch grew $661 thousand in 2016 over 2015. Our core deposits rose $44 million over the same time period. By continuing to develop new customers, and by deepening our relationships with current customers, we expect to be able to continue this growth trend and may still open new branches to fill in our existing footprint.

Our performance ratios continue to show solid results, with a return on average equity of 9.94% and efficiency ratio of 55.67% for 2016, while our non-performing assets fell $5.4 million for the year.

Offering a wide range of investment products with retirement and estate planning, our Financial Services Department continues to be a trusted resource for many customers. Our approachable staff is available to assist you with any of your more complex financial needs ranging from wealth management, insurance and annuities to financial planning, living trusts and estate settlement. Please reach out to them if you need assistance. Assets under management at year-end 2016 were $846 million.

President’s Message (continued)

We mourn the passing of Cheri Parvis, a long-term employee. During her 28 year career at Trustco Bank, Cheri headed multiple departments and acted as a mentor for so many. I assure you she will be missed by her many friends and co-workers.

In addition to our banking products and services, we support our community in many other ways. We have donated to nearly 300 organizations throughout our service area. Our employees have volunteered thousands of hours to many worthy organizations. We all work hard every day to live up to our moto, Your Home Town Bank.

We are proud of our team and all the hard work they put in each day to continue to offer excellent service and generate a solid return for our investors. We continue to grow both in branch size and also in talent. Our company is positioned for solid profits and growth for many years to come.

Thank you for your continued support.

Sincerely,

Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2016 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2016 should be read in conjunction with this review. Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

TrustCo continued to make progress in 2016 despite a challenging operating environment and mixed economic conditions. Among the key results for 2016, in management’s view:

•	Net income increased 0.9% to $42.6 million in 2016 versus 2015;

•	Period-end loans and deposits were up $137 million and $96 million, respectively, for 2016 compared to the prior year;

•	Nonperforming assets declined $5.4 million or 15.5% to $29.3 million from year-end 2015 to year-end 2016;

•	At 55.7%, the efficiency ratio remained substantially better than peer-group levels (see Non-GAAP Financial Measures Reconciliation); and

•
The regulatory capital levels of both the Company and the Bank improved at December 31, 2016 relative to the prior year, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, despite a continued mixed economy and increased regulatory expectations, by executing its long term plan focused on traditional lending criteria and balance sheet management. Achievement of specific business goals such as the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long term success of the Company as a whole.

Return on average equity was 9.94% in 2016 compared to 10.41% in 2015, while return on average assets was 0.89% in both 2016 and 2015.

The economic and business environment improved during 2016 but remains mixed. Real gross domestic product (“GDP”) increased 1.6% in 2016 and 2.6% in 2015, based on the advance estimate published on January 27, 2017, with growth rates declining in late 2016. This annual rate of growth remains well below the range exhibited during more robust periods of economic activity, such as the 4% to 6% range experienced during the 1990s. Equity markets performed well during 2016 with the Dow Jones Industrial Average up 13.4%, the S&P 500 up 9.5% and the Russell 2000 index up 19.5%. The bulk of the gains came late in the year, mostly after the Presidential Election.  United States Treasuries saw significant price changes over the course of 2016, with the slope of the yield curve shifting considerably. Yields on most maturities declined gradually for the first half of the year before stabilizing, then increasing gradually in the third quarter and spiking upward after Election Day.  The net result was that yields moved up from the beginning of the year to the end of the year, but the overall magnitude of the change was less dramatic over the full year then the sharp increase late in the year.  The steepness of the yield curve, as measured by the spread between longer term (10 year) and shorter term (2 year) yields did not change much as measured at the beginning (121 basis points) and end (125 basis points) of the year, but actually was between 85 and 105 basis points for much of the year (roughly February through Election Day).  Most overseas markets experienced somewhat better conditions in 2016 than in recent years, but generally remain in low growth modes with less than full employment and a lack of demand.  The crisis environment that persisted for a number of years generally dissipated during 2016, but some fundamental underlying issues such as high debt levels in a number of nations persisted and the Brexit vote in the United Kingdom added new uncertainty in the European Union.  Economic growth slowed again in China. The outlook for the United States economy in 2017 is complicated by the significant changes in direction being pursued by the new administration.  Proposed changes in tax rates and other fiscal support, such as increased spending on infrastructure, could contribute to improved conditions while other initiatives such as potentially adding barriers to trade could do the opposite and may have unintended effects on American consumers.  Employment increased and the unemployment rate declined, although labor force participation remains an ongoing issue. Wage growth also remains mixed, with progress on this front in recent months. The weakened dollar provides some significant benefits in terms of making US products more competitive overseas, but also makes imported goods and services more expensive. Regulatory changes put in place in response to the 2007-2008 financial crisis have added significant cost to the banking industry.  The new administration has indicated that reducing regulatory burden is an important goal, which could benefit the banking industry both in terms of cost structure and in terms of operational efficiency.

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

Regulatory Agreement

Trustco Bank entered into an agreement with its primary regulator, the Office of the Comptroller of the Currency (OCC), on July 21, 2015. The agreement calls for the Bank to take various actions in areas such as compliance, corporate governance, audit, capital planning including dividends, and strategic planning, among others. The agreement followed the completion of the OCC’s regularly scheduled exam of the Bank. Since the completion of the examination, the Bank has been working to address the issues raised. The Bank’s Board of Directors and management remain committed to fully addressing all provisions of the agreement.

Overview

2016 results were marked by growth in the two key drivers of the Company’s long-term performance: deposits and loans. Deposits ended 2016 at $4.20 billion, an increase of $95.8 million or 2.3% from the prior year-end. The loan portfolio grew to a total of $3.43 billion, an increase of $137.3 million or 4.2% over the 2015 year-end balance. The year-over-year increases in deposits and loans reflect the success the Company has had in attracting customers to the Bank, both in newer branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $42.6 million or $0.445 of diluted earnings per share for the year ended December 31, 2016, compared to $42.2 million or $0.444 of diluted earnings per share for the year ended December 31, 2015.

During 2016, the following had a significant effect on net income:

•
an increase of $2.9 million in net interest income from 2015 to 2016 as a result of a combination of 1.5% growth in average interest earning assets and a 2 basis point increase in the net interest margin to 3.11%;

•	a decrease in the provision for loan losses from $3.7 million in 2015 to $3.0 million in 2016;

•	an increase of $723 thousand in non-interest income (excluding net gain on sales of securities) in 2016 as compared to 2015;

•	the recognition of net gains on securities transactions of $668 thousand in 2016 compared to net securities gains of $251 thousand recorded in 2015;

•	an increase of $2.7 million in non-interest expense (excluding other real estate expense, net) as compared to 2015;

•	a $557 thousand increase in other real estate expenses (net) as compared to 2015, and;

•	an increase of $1.2 million in income tax expense from $24.5 million in 2015 to $25.7 million in 2016.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2016 and 2015, including:

•
return on average equity of 9.94% for 2016 and 10.41% for 2015, compared to medians of 9.16% in 2016 and 8.84% in 2015 for a peer group comprised of all publicly traded banks and thrifts tracked by SNL Financial with assets of $2 billion to $10 billion, and

•	an efficiency ratio, as calculated by SNL Financial, of 55.67% for 2016 and 55.08% for 2015, compared to the peer group medians of 60.52% in 2016 and 61.86% in 2015.

During 2016, TrustCo’s results were positively affected by the growth of total deposits, including low-cost core deposits, strong loan growth and a shift in asset mix. The low short-term rate environment prevailing throughout much of 2016 allowed the Company to continue to attract deposits at relatively low yields. On average for 2016, non-maturity deposits were 72.0% of total deposits, up from 71.4% in 2015. Overall, the cost of interest bearing liabilities decreased 2 basis points to 0.39% in 2016 as compared to 2015. Average loan balances increased 3.5% from 2015 to 2016, while the total of short-term investments, available for sale securities and held to maturity securities decreased 3.3%, resulting in average loans growing to 71.3% of average earning assets in 2016 from 69.9% in 2015. Given that loan yields were approximately 300 basis points above the yield on the total of short-term investments and securities, this shift, combined with the growth of the balance sheet, contributed to the $2.9 million increase in net interest income from 2015 to 2016. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short-term securities. The low rate environment that prevailed during most of 2016 resulted in maturing and called securities being reinvested at low yields in some cases or being shifted to the higher yielding loan portfolio. The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, along with modest economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2016. The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year-end. That target range was in place throughout 2015 and most of 2016. The FRB increased the target range by 25 basis points in December of 2015 and again in December of 2016, with the target range now at 0.50% to 0.75%. The FRB Federal Open Market Committee (“FOMC” or “Committee”) affirmed in its February 1, 2017 press release that it would maintain “…the target range for the federal funds rate at 1/2 to 3/4 percent. The stance of monetary policy remains accommodative, hereby supporting some further strengthening in labor market conditions and a return to 2 percent inflation.”  In regard to the future path of rates, the Committee noted, “In determining the timing and size of future adjustments to the target range for the federal funds rate, the Committee will assess realized and expected economic conditions relative to its objectives of maximum employment and 2 percent inflation. This assessment will take into account a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial and international developments. In light of the current shortfall of inflation from 2 percent, the Committee will carefully monitor actual and expected progress toward its inflation goal. The Committee expects that economic conditions will evolve in a manner that will warrant only gradual increases in the federal funds rate; the federal funds rate is likely to remain, for some time, below levels that are expected to prevail in the longer run. However, the actual path of the federal funds rate will depend on the economic outlook as informed by incoming data.”  Most economists currently believe that there will likely be two or three increases in the target rate in 2017, very much subject to what new data indicates about the strength of the economy.

As discussed previously, market interest rates moved quite a bit during the course of 2016, but ultimately ended the year only modestly higher than where they were at the end of 2015.  Overall, trends in market rates caused a flattening of the yield curve, on average, during the year.   The average daily spread between the ten year Treasury and the two year Treasury was 102 basis points in 2016, down from an average of 145 basis points in 2015. The spread widened somewhat late in the year, ending 2016 at 125 basis points, compared to 121 at the end of 2015. A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits. The tables below illustrate the range of key Treasury bond interest rates during 2015 and 2016.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2016
Beginning of Year	0.16	1.06	1.76	2.27	1.21
Peak	0.55	1.29	2.10	2.60	1.34
Trough	0.16	0.56	0.94	1.37	0.76
End of Year	0.51	1.20	1.93	2.45	1.25
Average	0.31	0.84	1.35	1.86	1.02
Median	0.30	0.81	1.26	1.79	1.00

2015
Beginning of Year	0.04	0.67	1.65	2.17	1.50
Peak	0.29	1.09	1.81	2.50	1.77
Trough	0.00	0.44	1.18	1.68	1.19
End of Year	0.16	1.06	1.76	2.27	1.21
Average	0.05	0.69	1.53	2.14	1.45
Median	0.02	0.66	1.54	2.16	1.43

Source: SNL Financial

In addition to changes in interest rates, economic conditions have a significant impact on the allowance for loan losses. The decrease in the provision for loan losses from $3.7 million in 2015 to $3.0 million in 2016 positively affected net income. Net charge-offs decreased from $5.3 million in 2015 to $3.8 million in 2016. Nonperforming loans decreased from $28.3 million to $25.1 million and the nature of these loans changed slightly in terms of both geographic location and loan type. Details on nonperforming loans and net charge-offs are included in the notes to the financial statements. The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions, with reductions in both nonperforming loans (“NPLs”) and charge-offs.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo consolidated one branch in 2016, bringing the total to 145 at year-end. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010.

Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both markets as measured by deposit balances, and to a lesser extent, by loan balances. All new branches have the same products and features found at other Trustco Bank locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical. The expansion program has contributed significantly to the growth of both deposits and loans in recent years, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. The costs associated with the major expansion program have stabilized. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets. Average interest earning assets were 98.1% of average total assets for 2016 and for 2015.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called “hot money,” but rather focuses on core relationships with both depositors and borrowers.

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships. The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management. Predicting the impact of changing rates on the Company’s net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons. For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made. The Company routinely models various rate changes and monitors basis changes that may be incorporated into that modeling.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As noted previously, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range remained at that level until December 2015 when the range was increased to 0.25% to 0.50%.  In December of 2016 the target range was again increased, to 0.50% to 0.75%.

The yield on the ten-year Treasury bond increased by 18 basis points from 2.27% at the beginning of 2016 to the year-end level of 2.45%. The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the ten-year Treasury. The Federal Funds sold portfolio and other short-term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates increase, the fair value of the securities will decrease and the reverse is also generally applicable. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market interest rates also generally increase the value of retail deposits.

While the increase in the Federal Funds target range had a beneficial impact on earnings on the Company’s cash position, the net effect of market changes in interest rates during 2016 was that yields earned on both the investment portfolios and loans remained quite low in 2016, while deposit costs were roughly stable.

Earning Assets

Average earning assets during 2016 were $4.70 billion, which was an increase of $68.2 million from 2015. This increase was the result of growth in the average balance of net loans of $113.5 million, offset by a $12.8 million decrease in held-to-maturity securities and a $30.6 million decrease in securities available for sale between 2015 and 2016. The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset decreases in each of the other loan categories. The increase in real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $4.79 billion for 2016 and $4.72 billion for 2015.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)
				2016 vs.	2015 vs.	Components of Total Earning Assets
	2016	2015	2014	2015	2014	2016	2015	2014
Loans, net	$3,348,324	3,234,806	3,014,156	113,518	220,650	71.3%	69.9	67.2

Securities available for sale (1):
U.S. government sponsored enterprises	101,242	107,436	113,563	(6,194)	(6,127)	2.2	2.3	2.5
State and political subdivisions	991	1,812	3,924	(821)	(2,112)	0.0	0.0	0.1
Mortgage-backed securities and collateralized mortgage obligations-residential	410,646	439,343	555,430	(28,697)	(116,087)	8.7	9.5	12.4
Corporate bonds	17,088	613	3,156	16,475	(2,543)	0.4	0.0	0.1
Small Business Administration-guaranteed participation securities	86,407	97,496	107,029	(11,089)	(9,533)	1.8	2.1	2.4
Mortgage-backed securities and collateralized mortgage obligations-commercial	10,284	10,566	10,837	(282)	(271)	0.2	0.2	0.2
Other	683	685	674	(2)	11	0.0	0.0	0.0
Total securities available for sale	627,341	657,951	794,613	(30,610)	(136,662)	13.4	14.2	17.7

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	40,830	53,763	68,404	(12,933)	(14,641)	0.9	1.2	1.5
Corporate bonds	10,145	9,967	9,952	178	15	0.2	0.2	0.2
Total held-to-maturity securities	50,975	63,730	78,356	(12,755)	(14,626)	1.1	1.4	1.7

Federal Reserve Bank and Federal Home
Loan Bank stock	9,554	9,414	10,135	140	(721)	0.2	0.2	0.2
Federal funds sold and other short-term investments	662,436	664,516	589,873	(2,080)	74,643	14.1	14.4	13.1
Total earning assets	$4,698,630	$4,630,417	$4,487,133	68,213	143,284	100.0%	100.0	100.0

(1)	The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2016, the Company experienced another year of significant loan growth. The $137.3 million increase in the Company’s gross loan portfolio from December 31, 2015 to December 31, 2016 was due to higher residential mortgage balances, which offset lower balances in other loan categories. Average loans increased $113.5 million during 2016 to $3.35 billion. Interest income on the loan portfolio increased to $143.7 million in 2016 from $141.9 million in 2015. The average yield declined 10 basis points to 4.29% in 2016 compared to 2015.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$182,653	5.3%	$192,789	5.9%	$202,469	6.4%
Real estate - construction	24,826	0.7	26,594	0.8	38,522	1.2
Real estate - mortgage	2,879,448	83.9	2,705,205	82.1	2,557,613	81.1
Home equity lines of credit	334,841	9.8	359,325	10.9	352,134	11.1
Installment loans	8,818	0.3	9,391	0.3	7,594	0.2
Total loans	3,430,586	100.0%	3,293,304	100.0%	3,158,332	100.0%
Less: Allowance for loan losses	43,890		44,762		46,327
Net loans (1)	$3,386,696		$3,248,542		$3,112,005

	Average Balances
	2016		2015		2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$186,800	5.6%	$195,265	6.0%	$201,317	6.7%	$193,065	7.0%	$209,323	8.1%
Real estate - construction	23,645	0.7	29,101	0.9	35,109	1.2	36,689	1.3	34,387	1.3
Real estate - mortgage	2,779,451	83.0	2,647,265	81.8	2,428,383	80.6	2,201,348	79.4	2,004,059	77.9
Home equity lines of credit	350,004	10.5	354,718	11.0	343,264	11.4	335,409	12.1	321,299	12.5
Installment loans	8,424	0.3	8,457	0.3	6,083	0.2	5,152	0.2	3,915	0.2

Total loans	3,348,324	100.0%	3,234,806	100.0%	3,014,156	100.0%	2,771,663	100.0%	2,572,983	100.0%
Less: Allowance for loan losses	44,718		46,023		47,409		48,452		49,148
Net loans (1)	$3,303,606		$3,188,783		$2,966,747		$2,723,211		$2,523,835

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products. Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate mortgage loans was $2.78 billion in 2016 and $2.65 billion in 2015. Income on real estate loans increased to $119.8 million in 2016 from $117.8 million in 2015. The yield on the portfolio decreased from 4.43% in 2015 to 4.29% in 2016 due to changes in retail rates in the marketplace. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

TrustCo does not make subprime loans or purchase investments collateralized by subprime loans. A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender or some combination of these. For instance, adjustable loans underwritten at initial low “teaser” rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime. Other than for it’s small credit card portfolio, TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.

Average commercial loans of $196.1 million in 2016 decreased by $14.1 million from $210.2 million in 2015.  Average commercial loans included $9.3 million and $14.9 million of commercial real estate construction loans in 2016 and 2015, respectively.   The average yield on the commercial loan portfolio increased to 5.27% for 2016 from 5.17% in 2015, which resulted in interest income on commercial loans of $10.3 million in 2016 and $10.9 million in 2015.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. TrustCo’s commercial loan portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate-related businesses. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. There is significant competition for commercial loans continues to be intense in the Bank’s market regions.

TrustCo has a strong position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in its market area to market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2016, the average balance of home equity credit lines was $350.0 million, a decrease from $354.7 million in 2015. The home equity credit line product has developed into a significant business line for many financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. TrustCo’s average yield on this portfolio was 3.65% for 2016 and 3.53% in 2015. This resulted in interest income on home equity credit lines of $12.8 million in 2016, compared to $12.5 million in 2015.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2016
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$53,704	58,714	70,235	182,653
Real estate construction	24,826	-	-	24,826

Total	78,530	58,714	70,235	207,479

Predetermined rates	33,454	58,714	70,235	162,403
Floating rates	45,076	-	-	45,076

Total	$78,530	58,714	70,235	207,479

At December 31, 2016 and 2015, the Company had approximately $24.8 million and $26.6 million of real estate construction loans, respectively. Of the $24.8 million in real estate construction loans at December 31, 2016, approximately $16.3 million were secured by first mortgages to residential borrowers with the remaining $8.5 million were loans to commercial borrowers for residential construction projects.  Of the $26.6 million in real estate construction loans at December 31, 2015, approximately $16.0 million were secured by first mortgages to residential borrowers while approximately $10.6 million were to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

Investment Securities

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2016		2015		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$119,887	117,266	86,899	86,737	78,420	77,800
State and political subdivisions	873	886	1,270	1,290	2,232	2,271
Mortgage backed securities and collateralized mortgage obligations-residential	378,068	372,308	416,625	411,729	486,107	483,560
Corporate bonds	40,956	40,705	-	-	1,500	1,500
Small Business Adminstration-guaranteed participation securities	81,026	78,499	92,620	90,416	103,273	100,496
Mortgage backed securities and collateralized mortgage obligations-commercial	10,130	10,011	10,422	10,180	10,696.00	10,447.00
Other	650	650	650	650	650	650
Total debt securities available for sale	631,590	620,325	608,486	601,002	682,878	676,724
Equity securities	35	35	35	35	35	35
Total securities available for sale	631,625	620,360	608,521	601,037	682,913	676,759
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	35,500	37,236	46,490	48,798	60,986	64,320
Corporate bonds	9,990	10,290	9,975	10,641	9,960	11,022
Total held to maturity securities	45,490	47,526	56,465	59,439	70,946	75,342
Total investment securities	$677,115	667,886	664,986	660,476	753,859	752,101

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

Holdings of securities issued by states and political subdivisions have declined in recent years, reflecting management’s concern regarding the potential impact of the economy on the financial condition of the issuing entities. Corporate bond holdings increased in 2016 following declines previously.  Improving economic conditions as well as the improved financial condition and performance of corporations following the financial crisis resulted in an improved credit outlook, which resulted in TrustCo’s management reassessing the attractiveness of these securities.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2016 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2016, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2016 the Company did not consider any of the unrealized losses to be other-than-temporary.

At December 31, 2016, the carrying value of securities available for sale amounted to $620.4 million, compared to $601.0 million at year end 2015. For 2016, the average balance of securities available for sale was $627.3 million with an average yield of 1.87%, compared to an average balance in 2015 of $658.0 million with an average yield of 1.95%. The taxable equivalent income earned on the securities available for sale portfolio in 2015 was $11.7 million, compared to $12.9 million earned in 2016.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2016, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $136 thousand and gross unrealized losses of approximately $11.4 million. At December 31, 2015, the fair value of the company’s portfolio of securities available for sale carried gross unrealized gains of approximately $469 thousand and gross unrealized losses of approximately $8.0 million. As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2016 the Company held $45.5 million of held to maturity securities, compared to $56.5 million at December 31, 2015. For 2016, the average balance of held to maturity securities was $51.0 million, compared to $63.7 million in 2015. Similar to securities available for sale, cash flow from calls and maturities of these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth or future investment opportunities. The average yield on held to maturity securities increased from 3.86% in 2015 to 4.06% in 2016 as the mix within the portfolio changed due primarily to paydowns and prepayment assumptions on the mortgage-backed securities held in the porfolio. Interest income on held to maturity securities declined from $2.5 million in 2015 to $2.1 million in 2016, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2016 was $47.5 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2016 none of the securities in this portfolio had fair values that were less than the amortized cost. At December 31, 2016, the Company has the intent and ability to hold these securities until maturity.

Securities Gains: During 2016, TrustCo recognized approximately $668 thousand of net gains from securities transactions, compared to net gains of $251 thousand in 2015 and $717 thousand in 2014. There were no sales or transfers of held to maturity securities in 2016, 2015 and 2014.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2016
	Maturing:
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

Debt securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$5,000	99,887	15,000	-	119,887
Fair Value	4,990	97,779	14,497	-	117,266
Weighted average yield	0.92%	1.71	1.67	-	1.65
State and political subdivisions
Amortized cost	$8	799	66	-	873
Fair Value	8	812	66	-	886
Weighted average yield	5.59%	5.37	5.12	-	5.31
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$159	167	377,742	-	378,068
Fair Value	164	189	371,955	-	372,308
Weighted average yield	4.99%	5.99	2.32	-	2.44
Corporate bonds
Amortized cost	$-	40,956	-	-	40,956
Fair Value	-	40,705	-	-	40,705
Weighted average yield	-%	1.46	-	-	1.46
Small Business Administration-guaranteed participation securities
Amortized cost	$-	-	-	81,026	81,026
Fair Value	-	-	-	78,499	78,499
Weighted average yield	-%	-	-	2.10	2.10
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	10,130	-	-	10,130
Fair Value	-	10,011	-	-	10,011
Weighted average yield	-%	1.44	-	-	1.44
Other
Amortized cost	$-	650	-	-	650
Fair Value	-	650	-	-	650
Weighted average yield	-%	2.25	-	-	2.25
Total securities available for sale
Amortized cost	$5,167	152,589	392,808	81,026	631,590
Fair Value	5,162	150,146	386,518	78,499	620,325
Weighted average yield	1.05%	1.65	2.30	2.10	2.17

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	-	2,067	33,433	35,500
Fair Value	-	-	2,117	35,119	37,236
Weighted average yield	-%	-	4.56	5.03	5.00
Corporate bonds
Amortized cost	$9,990	-	-	-	9,990
Fair Value	10,290	-	-	-	10,290
Weighted average yield	6.14%	-	-	-	6.17
Total held to maturity securities
Amortized cost	$9,990	-	2,067	33,433	45,490
Fair Value	10,290	-	2,117	35,119	47,526
Weighted average yield	6.14%	-	4.56	5.03	5.26

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The level of calls in 2016 was consistent with the 2015 level. The probability of future calls will change depending on market interest rate levels. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2016. Mortgage backed securities and collateralized mortgage obligations are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2016 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2016
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$5,167	5,162	120,393	117,779
1 to 5 years	152,589	150,146	363,102	357,841
5 to 10 years	392,808	386,518	148,095	144,705
After 10 years	81,026	78,499	-	-
Total debt securities available for sale	$631,590	620,325	631,590	620,325

Held to maturity securities:

(dollars in thousands)	As of December 31, 2016
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	9,990	10,290	9,990	10,290
1 to 5 years	-	-	33,008	34,446
5 to 10 years	2,067	2,117	2,492	2,790
After 10 years	33,433	35,119	-	-
Total held to maturity securities	$45,490	47,526	45,490	47,526

Federal Funds Sold and Other Short-term Investments

During 2016, the average balance of Federal Funds sold and other short-term investments was $662.4 million, an increase from $664.5 million in 2015. The average rate earned on these assets was 0.26% in 2015 and 0.50% in 2016. The increase in the average rate in 2016 was due to an increase in the Federal Funds target rate in December 2015.  The increase in the Federal Funds target range that occurred in December 2016 had a minimal impact on the yield for the year because it occurred so late in the year but will be fully realized in 2017. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $658.6 million for 2016, compared to $676.5 million at year end 2015. Yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types despite the low return on Federal Funds. Management will continue to evaluate the overall level of the Federal Funds sold and other short-term investments in 2017 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were $4.15 billion in 2016, compared to $4.10 billion in 2015, an increase of $45.7 million. Changes in deposit categories (average balances 2016 versus 2015) included: demand deposits up $21.3 million, interest-bearing checking deposits up $56.1 million, savings up $26.9 million, money market down $48.0 million and time deposits down $10.6 million. While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors.  The increase in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2016 vs.	2015 vs.	Components of Total Funding
	2016	2015	2014	2015	2014	2016	2015	2014
Demand deposits	$369,820	348,552	319,458	21,268	29,094	8.5%	8.1	7.7
Retail deposits
Savings	1,272,015	1,245,100	1,227,473	26,915	17,627	29.3	29.0	29.4
Time deposits under $250 thousand	1,018,571	1,075,880	1,066,318	(57,309)	9,562	23.5	25.1	25.6
Interest bearing checking accounts	764,399	708,331	636,140	56,068	72,191	17.6	16.5	15.3
Money market deposits	580,125	628,096	650,779	(47,971)	(22,683)	13.4	14.6	15.6
Total retail deposits	3,635,110	3,657,407	3,580,710	(22,297)	76,697	83.9	85.3	85.9
Total core deposits	4,004,930	4,005,959	3,900,168	(1,029)	105,791	92.4	93.4	93.6
Time deposits over $250 thousand	144,271	97,546	78,800	46,725	18,746	3.3	2.3	1.9
Short-term borrowings	185,672	184,725	189,430	947	(4,705)	4.3	4.3	4.5
Total purchased liabilities	329,943	282,271	268,230	47,672	14,041	7.6	6.6	6.4
Total sources of funding	$4,334,873	4,288,230	4,168,398	46,643	119,832	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2016			2015			2014
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$3,348,324	143,705	4.29%	$3,234,806	141,915	4.39%	$3,014,156	135,989	4.51%

Securities available for sale:
U.S. government sponsored enterprises	101,242	1,489	1.47	107,436	1,418	1.32	113,563	1,417	1.25
State and political subdivisions	991	80	8.07	1,812	133	7.40	3,924	280	7.14
Mortgage backed securities and collateralized mortgage obligations-residential	410,646	7,963	1.94	439,343	9,132	2.08	555,430	12,150	2.19
Corporate bonds	17,088	246	1.44	613	1	0.16	3,156	65	2.04
Small Business Administration-guaranteed participation securities	86,407	1,801	2.08	97,496	2,004	2.06	107,029	2,154	2.01
Mortgage backed securities and collateralized mortgage obligations-commercial	10,284	133	1.29	10,566	149	1.41	10,837	151	1.40
Other	683	16	2.34	685	16	2.34	674	16	2.37
Total securities available for sale	627,341	11,728	1.87	657,951	12,853	1.95	794,613	16,233	2.04
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	40,830	1,454	3.56	53,763	1,844	3.43	68,404	2,259	3.30
Corporate bonds	10,145	617	6.08	9,967	615	6.17	9,952	615	6.18
Total held to maturity securities	50,975	2,071	4.06	63,730	2,459	3.86	78,356	2,874	3.67
Federal Reserve Bank and Federal Home
Loan Bank stock	9,554	502	5.25	9,414	467	4.96	10,135	511	5.04
Federal funds sold and other short-term investments	662,436	3,407	0.50	664,516	1,725	0.26	589,873	1,464	0.25
Total interest earning assets	4,698,630	161,413	3.44%	4,630,417	159,419	3.44%	4,487,133	157,071	3.50%
Allowance for loan losses	(44,718)			(46,023)			(47,409)
Cash and noninterest earning assets	136,789			136,752			135,217
Total assets	$4,790,701			$4,721,146			$4,574,941
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$764,399	473	0.06%	$708,331	448	0.06%	$636,140	365	0.06%
Savings	1,272,015	2,148	0.17	1,245,100	2,468	0.20	1,227,473	2,662	0.22
Time deposits and money markets	1,742,967	11,592	0.67	1,801,522	12,067	0.67	1,795,897	11,064	0.62
Total interest bearing deposits	3,779,381	14,213	0.38	3,754,953	14,983	0.40	3,659,510	14,091	0.39
Short-term borrowings	185,672	1,091	0.59	184,725	1,214	0.66	189,430	1,397	0.74
Total interest bearing liabilities	3,965,053	15,304	0.39%	3,939,678	16,197	0.41%	3,848,940	15,488	0.40%
Demand deposits	369,820			348,552			319,458
Other liabilities	27,439			27,155			23,733
Shareholders' equity	428,389			405,761			382,810
Total liabilities and shareholders' equity	$4,790,701			$4,721,146			$4,574,941
Net interest income		146,109			143,222			141,583
Taxable equivalent adjustment		(54)			(74)			(130)
Net interest income		146,055			143,148			141,453
Net interest spread			3.05%			3.03%			3.10%
Net interest margin (net interest income to total interest earnings assets)			3.11			3.09			3.16

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and state tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5%, respectively, for 2016, 2015, and 2014. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders’ equity is $849 thousand, $3.1 million, and $5.0 million in 2016, 2015, and 2014, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized loss has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.38% in 2016, down two basis points from 2015. The decrease in the cost of deposits more than offset the impact of the increase in the average balance of interest bearing deposits, resulting in a decrease of approximately $770 thousand in interest expense on deposits to $14.2 million in 2016.

The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes, TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.

Other funding sources: The Company had $185.7 million of average short-term borrowings outstanding during 2016, compared to $184.7 million in 2015. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.59% in 2016 and 0.66% in 2015. This resulted in interest expense of approximately $1.1 million in 2016, compared to $1.2 million in 2015.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2016	2015	2014	2013	2012
Individuals, partnerships and corporations	$4,127,587	4,085,491	3,965,716	3,847,392	3,791,616
U.S. Government	-	-	2	-	-
States and political subdivisions	3,085	2,654	2,141	1,826	1,748
Other (certified and official checks, etc.)	18,529	15,360	11,109	14,202	16,326
Total average deposits by type of depositor	$4,149,201	4,103,505	3,978,968	3,863,420	3,809,690

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND

(dollars in thousands)
As of December 31, 2016

Under 3 months	$46,752
3 to 6 months	35,728
6 to 12 months	52,859
Over 12 months	8,851

Total	$144,190

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2016 vs. 2015			2015 vs. 2014
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):
Federal funds sold and other short-term investments	$1,682	(6)	1,688	$261	198	63
Securities available for sale:
Taxable	(1,072)	(701)	(371)	(3,233)	(2,745)	(488)
Tax-exempt	(53)	(64)	11	(147)	(157)	10
Total securities available for sale	(1,125)	(765)	(360)	(3,380)	(2,902)	(478)
Held to maturity securities (taxable)	(388)	(447)	59	(415)	(500)	85
Federal Reserve Bank and Federal
Home Loan Bank stock	35	7	28	(44)	(36)	(8)
Loans, net	1,790	4,898	(3,108)	5,926	9,671	(3,745)
Total interest income	1,994	3,687	(1,693)	2,348	6,431	(4,083)

Interest expense:
Interest bearing checking accounts	25	18	7	83	83	-
Savings	(320)	56	(376)	(194)	41	(235)
Time deposits and money markets	(475)	(256)	(219)	1,003	133	870
Short-term borrowings	(123)	6	(129)	(183)	(34)	(149)
Total interest expense	(893)	(176)	(717)	709	223	486
Net interest income (TE)	$2,887	3,863	(976)	$1,639	6,208	(4,569)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements. On January 1, 2015, a new capital rule took effect that revised the federal bank regulatory agencies’ risk-based capital requirements and, for the first time, subjected the Company to consolidated regulatory capital requirements. Among other matters, the rule also established a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increased the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changed the risk-weightings of certain assets, and changed what qualifies as capital for purposes of meeting the various capital requirements. In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (the capital conservation buffer) over the minimum risk-based capital levels before they may pay dividends, repurchase shares, or pay discretionary bonuses. The new rule will be phased-in over several years and will be fully in effect in 2019.  Calendar year 2016 was the second year of implementation of the new capital rules. Prior to January 2015, the Company had not been subject to consolidated regulatory capital requirements.

As of December 31, 2016, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including if the current [and also fully phased-in] capital conservation buffer is taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively. A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements. A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%. At December 31, 2016 and 2015, Trustco Bank met the definition of “well-capitalized.”

The Company’s dividend payout ratio was 58.9% of net income in 2016 and 59.1% of net income in 2015. The per-share dividend paid in both 2015 and 2016 was $0.2625. The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the Bank’s compliance with the capital plan required under the terms of the Bank’s July 21, 2015 formal agreement with the OCC. Under the OCC agreement, the Bank may declare or pay a dividend or make a capital distribution only (a) when the Bank is in compliance with its approved written capital plan, and would remain in compliance with such Capital Plan immediately following the declaration or payment of any dividend or capital distribution, and (b) following OCC approval under OCC capital distribution rules. The OCC may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. In addition, under the agreement signed with the OCC in 2015, the payment of dividends by the Bank are subject to prior approval. During 2017, the Bank could declare, with regulatory approval, dividends of approximately $57.8 million plus any 2017 net profits retained to the date of the dividend declaration.

TrustCo’s consolidated Tier 1 risk-based capital was 17.78% of risk-adjusted assets at December 31, 2016, and 17.71% of risk-adjusted assets at December 31, 2015. Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2016 was 9.11%, as compared to 8.85% at year-end 2015.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 12,200 participants. During 2016, $2.4 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRP also allows for additional purchases by participants and has a discount feature (up to a 5% for safe harbor provisions) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Company’s Asset Allocation Committee. The committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to Board-established guidelines to control exposures to various types of risk.

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. In addition, the Company utilizes a loan review function to evaluate management’s loan grading of non-homogeneous loans. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management’s ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions. At December 31, 2016 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2016 and 2015 totaled $29.3 million and $34.7 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.73% in 2016 and 0.86% in 2015. As of December 31, 2016 and December 31, 2015, there were $10.3 million and $10.6 million, respectively, of loans in non-accruing status that were less than 90 days past due. During 2016, a sale of approximately $1.4 million of nonperforming assets was completed at a gain of $24 thousand.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2016		2015	2014	2013	2012
Loans in nonaccrual status	$25,018		28,212	33,886	43,227	52,446
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	42		48	125	166	231
Total nonperforming loans (1)	25,060		28,260	34,011	43,393	52,677
Foreclosed real estate	4,268		6,455	6,441	8,729	8,705
Total nonperforming assets	$29,328		34,715	40,452	52,122	61,382
Allowance for loan losses	$43,890		44,762	46,327	47,714	47,927
Allowance coverage of nonperforming loans	1.75	x	1.58	1.36	1.10	0.91
Nonperforming loans as a % of total loans	0.73%		0.86	1.08	1.49	1.96
Nonperforming assets as a % of total assets	0.60		0.73	0.87	1.15	1.41

(1)
As of December 31, 2016, 2015 and 2014, the Company also had $11.5 million, $10.9 million and $9.9 million, respectively, of performing loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank. Under guidance issued by the OCC in the third quarter of 2014, these loans are deemed to be troubled debt restructurings (“TDRs”), and as such have been included in the impaired loan disclosures. For the periods prior to the OCC guidance, these loans were not considered to be TDRs.

At December 31, 2016, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $25.0 million, $23.1 million were residential real estate loans and $1.8 million were commercial loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions improved over the last year, but remain challenging in some respects. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2016, 78.5% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 21.5% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the recent years. At December 31, 2016, 7.7% of nonperforming loans were in Florida, with the remainder in the Company’s New York area markets. In management’s view, the Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio. At December 31, 2016 nonperforming Florida loans amounted to $1.9 million compared to $1.8 million at December 31, 2015.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $2.4 million and $3.3 million of commercial loans classified as impaired as of December 31, 2016 and 2015, respectively. In addition, there were $21.6 million and $22.6 million of residential TDRs classified as impaired at December 31, 2016 and 2015, respectively. Generally, residential TDRs involve the borrower filing for bankruptcy protection. The average balances of all impaired loans were $22.4 million during 2016, $26.6 million in 2015 and $27.7 million in 2014.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2016, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectability or present other unfavorable features.

At year-end 2016 and 2015 there were $4.3 million and $6.5 million of foreclosed real estate, respectively. Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Loan Losses

The Company maintains an allowance for loan losses that is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management’s judgment, representative of probable incurred losses related to the loan portfolio at the end of the reporting period.

In determining the appropriate level of the allowance for loan losses, management reviews loan growth trends, historical charge-off and recovery data, and past due and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

•	the magnitude, nature and trends of recent loan charge-offs and recoveries;

•	the growth in the loan portfolio and the implication that it has in relation to the economic climate in the Bank’s market territories, and;

•	the economic environment in the Upstate New York and Florida territories over the last several years, as well as in the Company’s other market areas.

Management continues to monitor these trends in determining provisions for loan losses in relation to loan charge-offs, recoveries, the level and trends of nonperforming loans and overall economic conditions in the Company’s market territories.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2016 and 2015 were $3.8 million and $5.3 million, respectively. The decrease in net charge-offs was the result of lower gross charge-offs in both the New York and Florida residential segments of the portfolio. New York commercial gross charge-offs were roughly flat from 2015 to 2016, while residential gross charge-offs were down $1.2 million in 2016 relative to 2015. There were no Florida commercial charge-offs in either 2015 or 2016, while residential gross charge-offs were down $193 thousand from 2015 to 2016. The changes in gross and net charge-offs in these categories reflected economic and market changes. During 2016, 77.3% of net charge-offs were on residential real estate loans, 15.4% were on commercial loans and 7.3% were on installment loans, compared to an average loan mix of 5.9% commercial, 93.9% real estate (including home equity products) and 0.2% installment. Included in the net numbers cited above were recoveries of $888 thousand in 2016 and $650 thousand in 2015. The Company recorded a $3.0 million provision for loan losses in 2016 compared to $3.7 million in 2015. The decrease in the provision for loan losses in 2016 was primarily related to positive asset quality trends and improving economic conditions.

The allowance for loan losses decreased from $44.8 million at December 31, 2015, or 1.36% of total loans at that date, to $43.9 million at December 31, 2016, or 1.28% of total loans at that date.

Management believes that the allowance for loan losses is adequate at December 31, 2016 and 2015. The decrease in the level of allowance for loan losses relative to residential loans at December 31, 2016, as compared to 2015, is due to positive trends in asset quality and the general improvement in economic conditions throughout the Company’s market areas.  Although asset quality indicators for our commercial loan portfolio are flat or improving compared to last year, there are certain inherent risks associated with commercial lending in the current environment that warrant an increase in the allocation of the allowance for loan losses to the commercial portfolio at this time.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2016	2015	2014	2013	2012
Amount of loans outstanding at end of year (less unearned income)	$3,430,586	3,293,304	3,158,332	2,908,809	2,684,733
Average loans outstanding during year (less average unearned income)	3,348,324	3,234,806	3,014,156	2,771,663	2,572,983
Balance of allowance at beginning of year	44,762	46,327	47,714	47,927	48,717
Loans charged off:
Commercial and commercial real estate	795	779	1,010	1,172	2,499
Real estate mortgage - 1 to 4 family	3,573	4,951	6,320	7,592	10,839
Installment	342	185	214	74	141
Total	4,710	5,915	7,544	8,838	13,479

Recoveries of loans previously charged off:
Commercial and commercial real estate	207	27	514	519	138
Real estate mortgage - 1 to 4 family	617	577	511	1,089	502
Installment	64	46	32	17	49
Total	888	650	1,057	1,625	689
Net loans charged off	3,822	5,265	6,487	7,213	12,790
Provision for loan losses	2,950	3,700	5,100	7,000	12,000
Balance of allowance at end of year	$43,890	44,762	46,327	47,714	47,927
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.11%	0.16	0.22	0.26	0.50
Allowance as a percent of loans outstanding at end of year	1.28	1.36	1.47	1.64	1.79

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of		As of
	December 31, 2016		December 31, 2015
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$4,820	5.32%	$4,347	5.85%
Real estate - construction	318	0.72%	365	0.81%
Real estate mortgage - 1 to 4 family	32,452	83.93%	33,167	82.14%
Home equity lines of credit	5,570	9.76%	6,365	10.91%
Installment Loans	730	0.26%	518	0.29%
	$43,890	100.00%	$44,762	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2016 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2016. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

As of December 31, 2016	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	19.48%
+300 BP	20.73
+200 BP	21.94
+100 BP	22.97
Current rates	23.14
-100 BP	21.79

At December 31, 2016, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 9.11%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 23.14% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 9.11% at December 31, 2016, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate. The Company deemphasized the use of gap analysis in favor of the more advanced methods provided by the previously noted model, including the sensitivity of the economic value of equity and net interest income.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets, the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer-term in nature and not as susceptible to changes in interest rates. Core deposit balances, along with substantial levels of short-term liquid assets allows the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2016. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is nominally liability sensitive on a cumulative basis when measured at the one-year point, but is asset sensitive otherwise. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2016
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,481,108	1,499,602	1,771,480	116,616	4,868,806
Cumulative total assets	$1,481,108	2,980,710	4,752,190	4,868,806
Total liabilities and shareholders' equity	$1,533,771	1,229,124	1,644,793	461,118	4,868,806
Cumulative total liabilities and shareholders' equity	$1,533,771	2,762,895	4,407,688	4,868,806
Cumulative interest sensitivity gap	$(52,663)	217,815	344,502
Cumulative gap as a % of interest earning assets for the period	(3.6%)	7.3%	7.2%
Cumulative interest sensitive assets to liabilities	96.6%	107.9%	107.8%

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of gap analysis.  Thus, the table should be viewed as a rough framework in the evaluation of interest rate risk. Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability strategy. As noted, the simulation model is better able to consider these aspects of the Bank’s exposure to potential rate changes and thus is viewed as the more important of the two methodologies.

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

The Company actively manages its liquidity position through target ratios established under its asset/liability management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels as provided in its asset/liability management policies. Management has also developed various liquidity alternatives, such as borrowings from the Federal Home Loan Bank of New York (“FHLBNY”) and the Federal Reserve Bank of New York (“FRBNY”), and through the utilization of brokered CDs, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average core deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.00 billion in 2016 and $4.01 billion in 2015. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2016, the average balance of purchased liabilities was $329.9 million, compared with $282.3 million in 2015. Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY. The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged. Assets that are eligible for pledging include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2016 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2016, TrustCo’s loan to deposit ratio was 81.8% compared to 80.3% at December 31, 2015, while the median peer group of all publically traded banks and thrifts tracked by SNL financial with assets between $2 billion and $10 billion had ratios of 92.4% and 91.0%, respectively. In addition, at December 31, 2016 and 2015, the Company had cash and cash equivalents totaling $707.3 million and $718.2 million, respectively, as well as unpledged securities available for sale with a fair value of $355.5 million and $323.9 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2016 and 2015, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $462.5 million and $432.1 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.6 million and $3.5 million at December 31, 2016 and 2015, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2016 and 2015 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.” Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results. Total noninterest income was $19.0 million in 2016, $17.9 million in 2015 and $19.9 million in 2014. Included in the 2016 results are $668 thousand of net securities gains, compared with net gains of $251 thousand in 2015 and $717 thousand in 2014. Excluding securities gains and losses, noninterest income was $18.3 million in 2016, $17.6 million in 2015 and $19.2 million in 2014.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.9 million in 2016, $6.0 million in 2015 and $5.8 million in 2014. Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2016, 2015 and 2014, fair value of assets under management by the Trustco Financial Services were approximately $845.7 million, $841.8 million and $917.9 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees as well as types of fees where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. During 2016, 2015 and 2014 sales of nonperforming loans resulted in gains of $24 thousand, $60 thousand and $164 thousand, respectively, and are included in other noninterest income. Also included in other noninterest income in 2016 is a gain of $469 thousand on the sale of a building, and in 2014 a gain of $1.6 million on the sale of a property in Florida that was intended to be used as a regional headquarters.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2016 vs. 2015
	2016	2015	2014	Amount	Percent
Trustco Financial Services income	$5,886	5,971	5,837	(85)	(1.4)%
Fees for services to customers	10,857	10,689	10,844	168	1.6
Net gain on securities transactions	668	251	717	417	166.1
Other	1,601	961	2,508	640	66.6
Total noninterest income	$19,012	17,872	19,906	1,140	6.4%

Noninterest expense: Noninterest expense was $93.8 million in 2016, compared with $90.6 million in 2015 and $84.7 million in 2014. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 60.5% for 2016. TrustCo’s efficiency ratio was 55.7% in 2016, 55.1% in 2015 and 52.6% in 2014. Excluded from the efficiency ratio calculation were $668 thousand of securities gains in 2016, $251 thousand of securities gains in 2015 as well as $717 thousand of securities gains in 2014. In addition in 2016 and 2014, respectively, the ratios exclude the gain on the sale of a branch building and the building in Florida, and for 2016, 2015 and 2014 gains on the sale of NPL’s previously mentioned were also excluded. Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2016 vs. 2015
	2016	2015	2014	Amount	Percent
Salaries and employee benefits	$36,508	32,521	32,879	3,987	12.3%
Net occupancy expense	16,078	15,799	16,251	279	1.8
Equipment expense	6,320	6,871	7,219	(551)	(8.0)
Professional services	8,200	7,878	5,807	322	4.1
Outsourced services	6,216	5,860	5,350	356	6.1
Advertising expense	2,515	2,593	2,487	(78)	(3.0)
FDIC and other insurance	5,967	6,339	3,907	(372)	(5.9)
Other real estate expense, net	2,558	2,001	1,009	557	27.8
Other	9,465	10,698	9,761	(1,233)	(11.5)
Total noninterest expense	$93,827	90,560	84,670	3,267	3.6%

Salaries and employee benefits are the most significant component of noninterest expense. For 2016, these expenses amounted to $36.5 million, compared with $32.5 million in 2015 and $32.9 million in 2014. The change in salaries and benefits in 2016 was due to increases in employees related to fulfilling the agreement with the OCC and the voluntary waiver of the executive officers’ bonuses for 2015. Full time equivalent headcount increased from 787 as of December 31, 2015 to 808 as of December 31, 2016.

Net occupancy expense increased to $16.1 million in 2016, compared to $15.8 million in 2015 and $16.3 million in 2014. These changes reflect a combination of inflationary increases and lower energy and weather-related costs during 2015.

Equipment expense was down $551 thousand to $6.3 million in 2016, compared to $6.9 million in 2015 and $7.2 million in 2014. There were fewer significant equipment upgrade programs required in 2016, contributing to the expense decline.

Professional services expense increased to $8.2 million in 2016, compared to $7.9 million in 2015 and $5.8 million in 2014. The significant increase in these costs in 2015 was driven by the use of various consultants and experts utilized to assist with meeting the requirements of the agreement with the OCC. The increase moderated in 2016 and over time is expected to decline somewhat.  Outsourced service expense was $6.2 million in 2016, $5.9 million in 2015 and $5.4 million in 2014, reflecting increased accounts and transaction volumes as well as outsourced credit card product costs. Advertising expense was $2.5 million in 2016, $2.6 million in 2015 and $2.5 million in 2014.

FDIC and other insurance expense was $6.0 million in 2016, $6.3 million in 2015 and $3.9 million in 2014. The significant increase in 2015 primarily reflected a higher FDIC premium arising from the OCC agreement.  The slight decline in 2016 reflects changes in the FDIC premium structure that occurred in the second half of the year.  The full benefit of that change will be reflected in 2017, assuming no further changes in the premium structure.

Other real estate expense increased to $2.6 million in 2016, as compared to $2.0 million in 2015 and $1.0 million in 2014. Included in ORE expense during 2016, 2015 and 2014 were write downs of properties included in ORE totaling $1.2 million, $1.1 million and $2.0 million, respectively. Also included in 2014 results was a gain of $2.4 million on the sale of a large ORE property.

Changes in other noninterest expense are the results of normal banking activities.  The significant increase in 2015 was partly the result of the one-time costs to roll out chip card technology for TrustCo’s debit cards.

Income Tax

In 2016, TrustCo recognized income tax expense of $25.7 million, as compared to $24.5 million in 2015 and $27.4 million in 2014. The effective tax rates were 37.6%, 36.7% and 38.3% in 2016, 2015, and 2014, respectively. The tax expense on the Company’s income was different from the tax expense at the federal statutory rate of 35%, due primarily to the effect of state income taxes and to a lesser extent to the effect of tax exempt income.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2016:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5 More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$7,134	13,801	12,973	35,758	69,666

In addition, the Company is contractually obligated to pay data processing vendors approximately $6 million to $7 million per year through 2020.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $1.9 million per year through 2026. Additionally, the Company is obligated to pay the accumulated benefits under the Company’s supplementary pension plan which amounted to $5.6 million as of December 31, 2016 and 2015. Actual payments under the plan are made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2016, 2015 and 2014 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2016 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

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

•
the results of supervisory monitoring or examinations of Trustco Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;

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

•	adverse conditions in the securities markets that lead to impairment in the value of securities in TrustCo’s investment portfolio;

•	changes in law and policy accompanying the new presidential administration and uncertainty or speculation pending the enactment of such changes;

•
the perceived overall value of TrustCo’s products and services by users, including the features, pricing and quality compared to competitors’ products and services and the willingness of current and prospective customers to substitute competitors’ products and services for TrustCo’s products and services;

•	changes in consumer spending, borrowing and savings habits;

•
the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including new regulatory capital requirements that took effect for 2016;

•
the results of examinations of Trustco Bank and the Company by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;

•	changes in management personnel;

•	real estate and collateral values;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	technological changes and electronic, cyber and physical security breaches;

•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;

•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2016.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2016					2015
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$40,026	40,208	40,503	40,622	161,359	$39,325	39,728	40,141	40,151	159,345
Interest expense	3,844	3,909	3,836	3,715	15,304	4,160	4,057	4,091	3,889	16,197
Net interest income	36,182	36,299	36,667	36,907	146,055	35,165	35,671	36,050	36,262	143,148
Provision for loan losses	800	800	750	600	2,950	800	800	800	1,300	3,700
Net interest income after provison for loan losses	35,382	35,499	35,917	36,307	143,105	34,365	34,871	35,250	34,962	139,448
Noninterest income	4,572	5,199	4,729	4,512	19,012	4,623	4,454	4,365	4,430	17,872
Noninterest expense	23,439	23,974	23,049	23,365	93,827	21,857	22,131	23,464	23,108	90,560
Income before income taxes	16,515	16,724	17,597	17,454	68,290	17,131	17,194	16,151	16,284	66,760
Income tax expense	6,106	6,260	6,667	6,656	25,689	6,416	6,467	5,535	6,104	24,522
Net income	$10,409	10,464	10,930	10,798	42,601	$10,715	10,727	10,616	10,180	42,238
Per share data:
Basic earnings	$0.109	0.110	0.114	0.113	0.446	$0.113	0.113	0.112	0.107	0.444
Diluted earnings	0.109	0.109	0.114	0.113	0.445	0.113	0.113	0.111	0.107	0.444
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2016	2015	2014	2013	2012
Statement of income data:
Interest and dividend income	$161,359	$159,345	156,941	151,047	154,963
Interest expense	15,304	16,197	15,488	15,283	19,975
Net interest income	146,055	143,148	141,453	135,764	134,988
Provision for loan losses	2,950	3,700	5,100	7,000	12,000
Net interest income after provision for loan losses	143,105	139,448	136,353	128,764	122,988
Noninterest income	18,344	17,621	19,189	18,148	18,803
Net gain on securities transactions	668	251	717	1,622	2,161
Noninterest expense	93,827	90,560	84,670	85,005	83,977
Income before income taxes	68,290	66,760	71,589	63,529	59,975
Income taxes	25,689	24,522	27,396	23,717	22,441
Net income	$42,601	42,238	44,193	39,812	37,534
Share data:
Average equivalent diluted shares (in thousands)	95,648	95,213	94,753	94,206	93,637
Book value	$4.52	$4.34	4.15	3.83	3.82
Cash dividends	0.263	0.263	0.263	0.263	0.263
Basic earnings	0.446	0.444	0.467	0.422	0.400
Diluted earnings	0.445	0.444	0.466	0.422	0.400
Financial:
Return on average assets	0.89%	0.89	0.97	0.90	0.87
Return on average shareholders' equity	9.94	10.41	11.54	11.15	10.70
Cash dividend payout ratio	58.88	59.13	56.30	62.19	65.60
Tier 1 capital to assets (leverage ratio)	9.11	8.85	8.55	8.27	8.21
Tier 1 capital as a % of total risk adjusted assets	17.78	17.71	17.04	16.74	16.68
Common equity tier 1 capital ratio	17.78	17.71	N/A	N/A	N/A
Total capital as a % of total risk adjusted assets	19.04	18.97	18.30	18.00	17.94
Efficiency ratio*	55.67	55.08	52.60	52.78	52.28
Net interest margin	3.11	3.09	3.16	3.14	3.20
Average balances:
Total assets	$4,790,701	4,721,146	4,574,941	4,422,393	4,332,793
Earning assets	4,698,630	4,630,417	4,487,133	4,334,803	4,238,638
Loans, net	3,348,324	3,234,806	3,014,156	2,771,663	2,572,983
Allowance for loan losses	(44,718)	(46,023)	(47,409)	(48,452)	(49,148)
Securities available for sale	627,341	657,951	794,613	946,367	1,023,025
Held to maturity securities	50,975	63,730	78,356	104,371	171,710
Federal Reserve Bank and Federal Home Loan Bank stock	9,554	9,414	10,135	10,266	9,425
Deposits	4,149,201	4,103,505	3,978,968	3,863,420	3,809,690
Short-term borrowings	185,672	184,725	189,430	180,275	152,982
Shareholders' equity	428,389	405,761	382,810	356,979	350,680

*	Non-GAAP figure; refer to Non-gaap financial measures reconciliation section for definition

Non-GAAP Financial Measures Reconciliation

Certain of the financial measures used in this report, such as taxable equivalent net interest income and net interest margin, and efficiency ratio, are determined by methods other than in accordance with generally accepted accounting principles (“GAAP”).

Taxable Equivalent Net Interest Income and Taxable Equivalent Net Interest Margin: Net interest income is commonly presented on a taxable equivalent basis. That is, to the extent that some component of the institution’s net interest income will be exempt from taxation (e.g., was received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added back to the net interest income total. Management considers this adjustment helpful to investors in comparing one financial institution’s net interest income (pre-tax) to that of another institution, as each will have a different proportion of tax-exempt items in their portfolios. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, taxable equivalent net interest income is generally used by financial institutions, again to provide investors with a better basis of comparison from institution to institution. We calculate the taxable equivalent net interest margin by dividing GAAP net interest income, adjusted to include the benefit of non-taxable interest income, by average interest earnings assets.

The Efficiency Ratio: Financial institutions often use an “efficiency ratio” as a measure of expense control. The efficiency ratio typically is defined as noninterest expense divided by the sum of taxable equivalent net interest income and noninterest income. As in the case of net interest income, generally, net interest income as utilized in calculating the efficiency ratio is typically expressed on a taxable equivalent basis. Moreover, many financial institutions, in calculating the efficiency ratio, also adjust both noninterest expense and noninterest income to exclude from these items (as calculated under GAAP) certain component elements, such as other real estate expense (deducted from noninterest expense) and securities transactions (excluded from noninterest income). We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, as adjusted, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, as adjusted, as stated in the table below.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding the Company’s financial position, results and ratios. Management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measures of efficiency ratio and taxable equivalent net interest income and net interest margin to the underlying GAAP financial measures is set forth below.

Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts)
(Unaudited)

	Years Ended
Efficiency Ratio	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12

Net interest income (fully taxable equivalent)	146,109	143,222	141,583	136,094	135,669
Non-interest income	19,012	17,872	19,906	19,770	20,964
Less: Net gain on securities	668	251	717	1,622	2,161
Less: Net gain on sale of building and net gain on sale of nonperforming loans	493	60	1,719	-	-
Revenue used for efficiency ratio	163,960	160,783	159,053	154,242	154,472

Total Noninterest expense	93,827	90,560	84,670	85,005	83,977
Less: Other real estate expense, net	2,558	2,001	1,009	3,598	3,216
Expenses used for efficiency ratio	91,269	88,559	83,661	81,407	80,761

Efficiency Ratio	55.67%	55.08%	52.60%	52.78%	52.28%

	Years Ended
Taxable Equivalent Net Interest Margin	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12

Net interest income	146,055	143,148	141,453	135,764	134,988
Taxable Equivalent Adjustment	54	74	130	330	681
Net interest income (Taxable Equivalent)	146,109	143,222	141,583	136,094	135,669

Total Interest Earning Assets	4,698,630	4,630,417	4,487,133	4,334,803	4,238,638

Net Interest Margin	3.11%	3.09%	3.15%	3.13%	3.18%
Taxable Equivalent Net Interest Margin	3.11%	3.09%	3.16%	3.14%	3.20%

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

Core Deposits:

Deposits that are traditionally stable, including all deposits other than time deposits of $250,000 or more.

Derivative Investments:

Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets:

The sum of interest-bearing deposits with banks, securities available for sale, securities held to maturity, trading securities, loans, net of unearned income, and Federal Funds sold and other short-term investments.

Efficiency Ratio:

Noninterest expense (excluding other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions and other component income items). This is an indicator of the total cost of operating the Company in relation to the total income generated.

Federal Funds Sold:

A short-term (generally one business day) investment of excess cash reserves from one bank to another.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2016, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

/s/ Robert J. McCormick
President and Chief Executive Officer

/s/ Michael M. Ozimek
Senior Vice President and Chief Financial Officer

March 3, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
TrustCo Bank Corp NY
Glenville, New York

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the TrustCo Bank Corp NY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

New York, New York
March 3, 2017

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years Ended December 31,
	2016	2015	2014

Interest and dividend income:
Interest and fees on loans	$143,679	141,887	135,960
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	1,489	1,418	1,417
State and political subdivisions	52	87	179
Mortgage-backed securities and collateralized mortgage obligations-residential	7,963	9,132	12,150
Corporate bonds	246	1	65
Small Business Administration-guaranteed participation securities	1,801	2,004	2,154
Mortgage-backed securities and collateralized mortgage obligations-commercial	133	149	151
Other	16	16	16
Total interest and dividends on securities available for sale	11,700	12,807	16,132

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	1,454	1,844	2,259
Corporate bonds	617	615	615
Total interest on held to maturity securities	2,071	2,459	2,874

Federal Reserve Bank and Federal Home Loan Bank stock	502	467	511
Interest on federal funds sold and other short-term investments	3,407	1,725	1,464
Total interest and dividend income	161,359	159,345	156,941

Interest expense:
Interest on deposits	14,213	14,983	14,091
Interest on short-term borrowings	1,091	1,214	1,397
Total interest expense	15,304	16,197	15,488

Net interest income	146,055	143,148	141,453
Provision for loan losses	2,950	3,700	5,100
Net interest income after provision for loan losses	143,105	139,448	136,353

Noninterest income:
Trustco Financial Services income	5,886	5,971	5,837
Fees for services to customers	10,857	10,689	10,844
Net gain on securities transactions	668	251	717
Other	1,601	961	2,508
Total noninterest income	19,012	17,872	19,906

Noninterest expense:
Salaries and employee benefits	36,508	32,521	32,879
Net occupancy expense	16,078	15,799	16,251
Equipment expense	6,320	6,871	7,219
Professional services	8,200	7,878	5,807
Outsourced services	6,216	5,860	5,350
Advertising expense	2,515	2,593	2,487
FDIC and other insurance expense	5,967	6,339	3,907
Other real estate expense, net	2,558	2,001	1,009
Other	9,465	10,698	9,761
Total noninterest expense	93,827	90,560	84,670

Income before income taxes	68,290	66,760	71,589
Income taxes	25,689	24,522	27,396
Net income	$42,601	42,238	44,193

Earnings per share:
Basic	$0.446	0.444	0.467
Diluted	0.445	0.444	0.466

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years Ended December 31,
	2016	2015	2014

Net income	$42,601	42,238	44,193

Net unrealized holding (loss) gain on securities available for sale	(3,096)	(1,079)	24,630
Reclassification adjustments for net gain recognized in income	(688)	(251)	(717)
Tax effect	1,514	531	(9,528)
Net unrealized (loss) gain on securities available for sale, net of tax	(2,270)	(799)	14,385

Change in overfunded position in pension and postretirement plans arising during the year	1,333	711	(8,367)
Tax effect	(533)	(281)	3,336
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	800	430	(5,031)

Amortization of net actuarial (gain) loss	(90)	70	(297)
Amortization of prior service cost	90	90	199
Tax effect	-	(63)	38
Amortization of net actuarial loss (gain) and prior service cost (credit) on pension and postretirement plans, net of tax	-	97	(60)

Other comprehensive (loss) income, net of tax	(1,470)	(272)	9,294
Comprehensive income	$41,131	41,966	53,487

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2016	2015

ASSETS

Cash and due from banks	$48,719	41,698
Federal funds sold and other short term investments	658,555	676,458
Total cash and cash equivalents	707,274	718,156
Securities available for sale	620,360	601,037
Held to maturity securities ($47,526 and $59,439 fair value at December 31, 2016 and 2015, respectively)	45,490	56,465
Federal Reserve Bank and Federal Home Loan Bank stock	9,579	9,480
Loans, net of deferred net costs	3,430,586	3,293,304
Less: Allowance for loan losses	43,890	44,762
Net loans	3,386,696	3,248,542
Bank premises and equipment, net	35,466	37,643
Other assets	63,941	63,669

Total assets	$4,868,806	4,734,992

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$377,755	365,081
Savings accounts	1,271,449	1,262,194
Interest-bearing checking	815,534	754,347
Money market deposit accounts	571,962	610,826
Time accounts	1,159,463	1,107,930
Total deposits	4,196,163	4,100,378
Short-term borrowings	209,406	191,226
Accrued expenses and other liabilities	30,551	30,078
Total liabilities	4,436,120	4,321,682

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 99,214,382 and 98,973,452 shares issued at December 31, 2016 and 2015, respectively	99,214	98,973
Surplus	171,425	171,443
Undivided profits	201,517	184,009
Accumulated other comprehensive loss, net of tax	(6,251)	(4,781)
Treasury stock: 3,434,205 and 3,711,228 shares, at cost, at December 31, 2016 and 2015, respectively	(33,219)	(36,334)
Total shareholders' equity	432,686	413,310
Total liabilities and shareholders' equity	$4,868,806	4,734,992

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Beginning balance, January 1, 2014	98,927	173,144	147,432	(13,803)	(43,887)	361,813
Net Income	-	-	44,193	-	-	44,193
Change in other comprehensive income, net of tax	-	-	-	9,294	-	9,294
Stock option exercises	18	113	-	-	-	131
Cash dividend declared, $.2625 per share	-	-	(24,880)	-	-	(24,880)
Purchase of treasury stock (38,390 shares)	-	-	-	-	(282)	(282)
Sale of treasury stock (414,881 shares)	-	(1,229)	-	-	4,079	2,850
Stock based compensation expense	-	325	-	-	-	325
Ending balance, December 31, 2014	$98,945	172,353	166,745	(4,509)	(40,090)	393,444

Net Income	-	-	42,238	-	-	42,238
Change in other comprehensive loss, net of tax	-	-	-	(272)	-	(272)
Stock option exercises	28	119	-	-	-	147
Cash dividend declared, $.2625 per share	-	-	(24,974)	-	-	(24,974)
Purchase of treasury stock (22,364 shares)	-	-	-	-	(147)	(147)
Sale of treasury stock (398,431 shares)	-	(1,233)	-	-	3,903	2,670
Stock based compensation expense	-	204	-	-	-	204
Ending balance, December 31, 2015	$98,973	171,443	184,009	(4,781)	(36,334)	413,310

Net Income	-	-	42,601	-	-	42,601
Change in other comprehensive loss, net of tax	-	-	-	(1,470)	-	(1,470)
Stock option exercises	241	1,127	-	-	-	1,368
Cash dividend declared, $.2625 per share	-	-	(25,093)	-	-	(25,093)
Purchase of treasury stock (130,208 shares)	-	-	-	-	(701)	(701)
Sale of treasury stock (407,231 shares)	-	(1,369)	-	-	3,816	2,447
Stock based compensation expense	-	224	-	-	-	224
Ending balance, December 31, 2016	$99,214	171,425	201,517	(6,251)	(33,219)	432,686

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years Ended December 31,
	2016	2015	2014

Cash flows from operating activities:
Net income	$42,601	42,238	44,193
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,038	4,554	4,776
Net gain on sale of other real estate owned	(298)	(373)	(2,599)
Writedown of other real estate owned	1,242	1,143	1,967
Net gain on sale of building held for sale	-	-	(1,556)
Provision for loan losses	2,950	3,700	5,100
Deferred tax expense	3,261	3,011	2,964
Net amortization of securities	4,986	5,486	5,458
Stock based compensation expense	224	204	325
Net gain on sale of bank premises and equipment	(480)	-	(1)
Net gain on securities transactions	(668)	(251)	(717)
(Increase) decrease in taxes receivable	(921)	3,510	723
(Increase) decrease in interest receivable	(808)	538	398
Increase (decrease) in interest payable	25	(47)	80
Increase in other assets	(1,677)	(4,168)	(7,239)
Increase in accrued expenses and other liabilities	419	463	1,123
Total adjustments	12,293	17,770	10,802
Net cash provided by operating activities	54,894	60,008	54,995
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	245,929	254,955	321,074
Purchases of securities available for sale	(275,303)	(189,823)	(126,113)
Proceeds from maturities of securities available for sale	1,949	4,025	11,206
Proceeds from calls and maturities of held to maturity securities	10,975	14,481	15,269
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(99)	(252)	(451)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	-	1,723
Net increase in loans	(146,629)	(148,532)	(266,630)
Net proceeds from sale of building held for sale	-	-	4,745
Proceeds from dispositions of other real estate owned	6,768	7,511	12,972
Proceeds from dispositions of bank premises and equipment	674	112	139
Purchases of bank premises and equipment	(2,055)	(3,744)	(8,497)
Net cash used in investing activities	(157,791)	(61,267)	(34,563)
Cash flows from financing activities:
Net increase in deposits	95,785	68,137	105,170
Net increase (decrease) in short-term borrowings	18,180	2,110	(15,046)
Proceeds from exercise of stock options	1,368	147	131
Proceeds from sales of treasury stock	2,447	2,670	2,850
Purchases of treasury stock	(701)	(147)	(282)
Dividends paid	(25,064)	(24,950)	(24,851)
Net cash provided by financing activities	92,015	47,967	67,972
Net (decrease) increase in cash and cash equivalents	(10,882)	46,708	88,404
Cash and cash equivalents at beginning of period	718,156	671,448	583,044
Cash and cash equivalents at end of period	$707,274	718,156	671,448

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$15,279	16,244	15,408
Income taxes paid	23,494	21,005	26,727
Non cash investing and financing activites:
Transfer of loans to real estate owned	5,525	8,295	10,620
Transfer of other real estate owned to fixed assets	-	-	568
Increase in dividends payable	29	24	29
Change in unrealized (loss) gain on securities available for sale - gross of deferred taxes	(3,784)	(1,330)	23,913
Change in deferred tax effect on unrealized (loss) gain on securities available for sale, net of reclassification adjustment	1,514	531	(9,528)
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	-	160	(98)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	-	(63)	38
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	1,333	711	(8,367)
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(533)	(281)	3,336

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

Securities Available for Sale and Held to Maturity

Securities available for sale are carried at fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other-than-temporary, if any, are charged to earnings and/or accumulated other comprehensive income (loss).

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

Gains and losses on the sale of securities available for sale are recorded at trade date and determined using the specific identification method.

Other-Than-Temporary Impairment (“OTTI”)

A decline in the fair value of any available for sale or held to maturity security below cost that is deemed to be other-than-temporary is charged to earnings and/or accumulated other comprehensive income (loss), resulting in the establishment of a new cost basis of the security. Management evaluates these types of securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

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

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

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

The general component of the allowance covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by geography for each portfolio segment and is based on the actual net loss history experienced by the Company over the most recent four years. This actual loss experience is supplemented with other qualitative factors based on the risks present in each geography and portfolio segment. These factors include consideration of the following: changes in national, regional and local economic trends and conditions; effects of any changes in interest rates; changes in the volume and severity of net charge-offs, delinquencies, and nonperforming loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the quality of the Company’s loan review system; effects of any changes in credit concentrations; effects of any changes in underwriting standards, lending policies, procedures, and practices; and changes in the nature, volume and terms of loans.  Changes in the volume and severity of net charge-offs, delinquencies, and nonperforming loans includes consideration of levels and trends of loan delinquencies and net charge-offs by portfolio segment.

The Company’s allowance methodology also includes additional allocation percentages for residential and installment loans in non-accrual status and residential and installment loans three payments past due and still accruing interest, and residential loans with loan-to-value ratios in excess of 90% at the time of origination. Additional allocation percentages are applied to commercial loans classified as special mention and substandard by the Company’s loan review grading process that are not considered as impaired to recognize the added risk associated with these loans.    The reserve percentages are determined based upon a review of recent charge-offs and take into consideration the type of loan, the fixed or variable nature of the loan, and the type and geography of the underlying collateral, if any, specifically for loans that are in these categories.

The following portfolio segments have been identified: commercial loans, residential real estate loans, and installment loans:

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense.   At December 31, 2016 and 2015, there were $4.3 million and $6.4 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.  The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination.  For tax positions not meeting the “more likely than not” test, no benefit is recorded.

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices or applications with the Bank’s and the Company’s regulators. The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution. During 2017, the Bank could declare dividends of approximately $57.8 million plus any 2017 net profits retained to the date of the dividend declaration.

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

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in accumulated other comprehensive loss.

Stock-Based Compensation Plans

The Company has stock-based compensation plans for employees and directors. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options while, for restricted stock awards, the fair value of the Company’s common stock at the date of grant is used.

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

Compensation costs for liability based awards are re-measured at each reporting date and recognized over the vesting period. For awards with performance based conditions, compensation cost is recognized over the performance period based on the Company’s expectation of the likelihood of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2016 and 2015, the Company did not have any unvested awards that would be considered participating securities.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short-term investments, was approximately $32.3 million and $99.1 million at December 31, 2016 and 2015, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$119,887	-	2,621	117,266
State and political subdivisions	873	13	-	886
Mortgage backed securities and collateralized mortgage obligations - residential	378,068	123	5,883	372,308
Corporate bonds	40,956	-	251	40,705
Small Business Administration-guaranteed participation securities	81,026	-	2,527	78,499
Mortgage backed securities and collateralized mortgage obligations - commercial	10,130	-	119	10,011
Other	650	-	-	650
Total debt securities	631,590	136	11,401	620,325
Equity securities	35	-	-	35
Total securities available for sale	$631,625	136	11,401	620,360

(dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$86,899	19	181	86,737
State and political subdivisions	1,270	20	-	1,290
Mortgage backed securities and collateralized mortgage obligations - residential	416,625	430	5,326	411,729
Small Business Administration-guaranteed participation securities	92,620	-	2,204	90,416
Mortgage backed securities and collateralized mortgage obligations - commercial	10,422	-	242	10,180
Other	650	-	-	650
Total debt securities	608,486	469	7,953	601,002
Equity securities	35	-	-	35
Total securities available for sale	$608,521	469	7,953	601,037

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2016, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$5,008	4,998
Due in one year through five years	142,292	139,946
Due after five years through ten years	15,066	14,563
Due after ten years	-	-
Mortgage backed securities and
collateralized mortgage
obligations - residential	378,068	372,308
Small Business Administration- guaranteed participation securities	81,026	78,499
Mortgage backed securities and collateralized mortgage obligations - commercial	10,130	10,011
	$631,590	620,325

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2016
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$102,266	2,621	-	-	102,266	2,621
Mortgage backed securities and collateralized mortgage obligations - residential	359,622	5,766	4,713	117	364,335	5,883
Corporate bonds	40,705	251	-	-	40,705	251
Small Business Administration- guaranteed participation securities	64,560	1,960	13,940	567	78,500	2,527
Mortgage backed securities and collateralized mortgage obligations - commercial	10,011	119	-	-	10,011	119

Total	$577,164	10,717	18,653	684	595,817	11,401

(dollars in thousands)	December 31, 2015
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$41,786	113	9,932	68	51,718	181
Mortgage backed securities and collateralized mortgage obligations - residential	187,605	2,147	167,549	3,179	355,153	5,326
Small Business Administration- guaranteed participation securities	7,529	111	82,888	2,093	90,417	2,204
Mortgage backed securities and collateralized mortgage obligations - commercial	5,553	130	4,627	112	10,180	242

Total	$242,473	2,501	264,996	5,452	507,468	7,953

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2016, 2015 and 2014 are as follows:

(dollars in thousands)	Year ended December 31,
	2016	2015	2014

Proceeds from sales	$44,829	22,945	69,147
Proceeds from calls	201,100	232,010	251,927
Gross realized gains	668	251	720
Gross realized losses	-	-	3

Tax expense recognized on net gains on sales of securities available for sale were approximately $267 thousand, $100 thousand, and $287 thousand for the years ended December 31, 2016, 2015, 2014, respectively.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $264.8 million and $277.1 million at December 31, 2016 and 2015, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2016
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$35,500	1,736	-	37,236
Corporate bonds	9,990	300	-	10,290
Total held to maturity	$45,490	2,036	-	47,526

(dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$46,490	2,308	-	48,798
Corporate bonds	9,975	666	-	10,641
Total held to maturity	$56,465	2,974	-	59,439

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2016, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$9,990	10,290
Mortgage backed securities and collateralized mortgage obligations - residential	35,500	37,236
	$45,490	47,526

There were no held to maturity securities with gross unrecognized losses as of December 31, 2016 and 2015.  There were no sales or transfers of held to maturity securities during 2016 and 2015.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2016 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal Home Loan Mortgage Corporation	$121,584	119,577
Federal National Mortgage Association	306,452	302,052
Government National Mortgage Association	44,842	46,012
Small Business Administration	81,026	78,499

(d) Other-Than-Temporary Impairment

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

In determining OTTI under the FASB ASC 320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether any other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

As of December 31, 2016, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Mortgage backed securities and collateralized mortgage obligations - residential

At December 31, 2016, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Corporate Bonds

At December 31, 2016, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2016, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

Mortgage backed securities and collateralized mortgage obligations - commercial

As of December 31, 2016, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

As a result of the above analysis, for the year ended December 31, 2016, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2016
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$151,366	12,243	163,609
Other	27,539	46	27,585
Real estate mortgage - 1 to 4 family:
First mortgages	2,158,904	665,183	2,824,087
Home equity loans	60,892	10,754	71,646
Home equity lines of credit	286,586	48,255	334,841
Installment	7,048	1,770	8,818
Total loans, net	$2,692,335	738,251	3,430,586
Less: Allowance for loan losses			43,890
Net loans			$3,386,696

	December 31, 2015
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$160,965	14,908	175,873
Other	27,449	93	27,542
Real estate mortgage - 1 to 4 family:
First mortgages	2,093,957	566,715	2,660,672
Home equity loans	52,251	8,250	60,501
Home equity lines of credit	308,165	51,160	359,325
Installment	8,000	1,391	9,391
Total loans, net	$2,650,787	642,517	3,293,304
Less: Allowance for loan losses			44,762
Net loans			$3,248,542

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2016 and 2015, the Company had approximately $24.8 million and $26.6 million of real estate construction loans, respectively. Of the $24.8 million in real estate construction loans at December 31, 2016, approximately $16.3 million were secured by first mortgages to residential borrowers with the remaining $8.5 million were to commercial borrowers for residential construction projects.  Of the $26.6 million in real estate construction loans at December 31, 2015, approximately $16.0 million are secured by first mortgages to residential borrowers while approximately $10.6 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2016 and 2015, loans to executive officers, directors, and to associates of such persons aggregated $7.7 million and $7.6 million, respectively. During 2016, approximately $2.1 million of new loans were made and repayments of loans totaled approximately $1.4 million.  The composition of related parties changed during the year resulting in a reduction of approximately $567 thousand to outstanding loans to related parties at December 31, 2016.   All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2016
(dollars in thousands)	New York and
	other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$1,843	-	1,843
Other	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	17,727	1,659	19,386
Home equity loans	95	-	95
Home equity lines of credit	3,376	270	3,646
Installment	48	-	48
Total non-accrual loans	23,089	1,929	25,018
Restructured real estate mortgages - 1 to 4 family	42	-	42
Total nonperforming loans	$23,131	1,929	25,060

	December 31, 2015
(dollars in thousands)	New York and
	other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$3,024	-	3,024
Other	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	19,488	1,488	20,976
Home equity loans	212	-	212
Home equity lines of credit	3,573	329	3,902
Installment	90	8	98
Total non-accrual loans	26,387	1,825	28,212
Restructured real estate mortgages - 1 to 4 family	48	-	48
Total nonperforming loans	$26,435	1,825	28,260

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2016 and December 31, 2015, other real estate owned included $3.5 million and $5.4 million, respectively, of residential foreclosed properties. In addition, non-accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $12.5 million and $13.2 million as of December 31, 2016 and December 31, 2015, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2016 and 2015:

New York and other states:
	December 31, 2016
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$50	43	1,706	1,799	149,567	151,366
Other	-	-	-	-	27,539	27,539
Real estate mortgage - 1 to 4 family:
First mortgages	6,379	2,924	9,643	18,946	2,139,958	2,158,904
Home equity loans	50	3	74	127	60,765	60,892
Home equity lines of credit	685	111	1,839	2,635	283,951	286,586
Installment	34	32	15	81	6,967	7,048

Total	$7,198	3,113	13,277	23,588	2,668,747	2,692,335

Florida:
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	-	-	12,243	12,243
Other	-	-	-	-	46	46
Real estate mortgage - 1 to 4 family:
First mortgages	1,942	69	1,255	3,266	661,917	665,183
Home equity loans	19	-	-	19	10,735	10,754
Home equity lines of credit	-	-	156	156	48,099	48,255
Installment	30	6	-	36	1,734	1,770

Total	$1,991	75	1,411	3,477	734,774	738,251

Total:
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$50	43	1,706	1,799	161,810	163,609
Other	-	-	-	-	27,585	27,585
Real estate mortgage - 1 to 4 family:
First mortgages	8,321	2,993	10,898	22,212	2,801,875	2,824,087
Home equity loans	69	3	74	146	71,500	71,646
Home equity lines of credit	685	111	1,995	2,791	332,050	334,841
Installment	64	38	15	117	8,701	8,818

Total	$9,189	3,188	14,688	27,065	3,403,521	3,430,586

New York and other states:
	December 31, 2015
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	2,340	2,340	158,625	160,965
Other	-	-	-	-	27,449	27,449
Real estate mortgage - 1 to 4 family:
First mortgages	4,321	2,037	12,529	18,887	2,075,070	2,093,957
Home equity loans	43	-	149	192	52,059	52,251
Home equity lines of credit	572	204	1,418	2,194	305,971	308,165
Installment	34	19	88	141	7,859	8,000

Total	$4,970	2,260	16,524	23,754	2,627,033	2,650,787

Florida:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$10	-	-	10	14,898	14,908
Other	-	-	-	-	93	93
Real estate mortgage - 1 to 4 family:
First mortgages	665	271	851	1,787	564,928	566,715
Home equity loans	-	-	-	-	8,250	8,250
Home equity lines of credit	159	-	240	399	50,761	51,160
Installment	1	21	-	22	1,369	1,391

Total	$835	292	1,091	2,218	640,299	642,517

Total:
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$10	-	2,340	2,350	173,523	175,873
Other	-	-	-	-	27,542	27,542
Real estate mortgage - 1 to 4 family:
First mortgages	4,986	2,308	13,380	20,674	2,639,998	2,660,672
Home equity loans	43	-	149	192	60,309	60,501
Home equity lines of credit	731	204	1,658	2,593	356,732	359,325
Installment	35	40	88	163	9,228	9,391

Total	$5,805	2,552	17,615	25,972	3,267,332	3,293,304

At December 31, 2016 and 2015, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status. There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

(dollars in thousands)	For the year ended December 31, 2016
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,491	39,753	518	44,762
Loans charged off:
New York and other states*	795	3,447	303	4,545
Florida	-	126	39	165
Total loan chargeoffs	795	3,573	342	4,710

Recoveries of loans previously charged off:
New York and other states*	207	613	64	884
Florida	-	4	-	4
Total recoveries	207	617	64	888
Net loans charged off	588	2,956	278	3,822
Provision for loan losses	1,026	1,434	490	2,950
Balance at end of period	$4,929	38,231	730	43,890

(dollars in thousands)	For the year ended December 31, 2015
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,071	42,088	168	46,327
Loans charged off:
New York and other states*	779	4,631	168	5,578
Florida	-	320	17	337
Total loan chargeoffs	779	4,951	185	5,915

Recoveries of loans previously charged off:
New York and other states*	20	572	46	638
Florida	7	5	-	12
Total recoveries	27	577	46	650
Net loans charged off	752	4,374	139	5,265
Provision for loan losses	1,172	2,039	489	3,700
Balance at end of period	$4,491	39,753	518	44,762

(dollars in thousands)	For the year ended December 31, 2014
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,019	43,597	98	47,714
Loans charged off:
New York and other states*	397	5,485	201	6,083
Florida	613	835	13	1,461
Total loan chargeoffs	1,010	6,320	214	7,544

Recoveries of loans previously charged off:
New York and other states*	34	442	28	504
Florida	480	69	4	553
Total recoveries	514	511	32	1,057
Net loans charged off	496	5,809	182	6,487
Provision for loan losses	548	4,300	252	5,100
Balance at end of period	$4,071	42,088	168	46,327

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2016 and 2015:

	December 31, 2016
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,929	38,231	730	43,890

Total ending allowance balance	$4,929	38,231	730	43,890

Loans:
Individually evaluated for impairment	$2,418	21,607	-	24,025
Collectively evaluated for impairment	188,776	3,208,967	8,818	3,406,561

Total ending loans balance	$191,194	3,230,574	8,818	3,430,586

	December 31, 2015
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,491	39,753	518	44,762

Total ending allowance balance	$4,491	39,753	518	44,762

Loans:
Individually evaluated for impairment	$3,306	22,575	-	25,881
Collectively evaluated for impairment	200,109	3,057,923	9,391	3,267,423

Total ending loans balance	$203,415	3,080,498	9,391	3,293,304

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDRs at December 31, 2016 and 2015 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2016 and 2015:

New York and other states:
	December 31, 2016
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,418	3,470	-	2,214
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	16,675	17,439	-	15,665
Home equity loans	269	305	-	251
Home equity lines of credit	1,999	2,160	-	1,806

Total	$21,361	23,374	-	19,936

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,009	2,100	-	1,800
Home equity loans	94	94	-	81
Home equity lines of credit	561	633	-	591

Total	$2,664	2,827	-	2,472

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,418	3,470	-	2,214
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	18,684	19,539	-	17,465
Home equity loans	363	399	-	332
Home equity lines of credit	2,560	2,793	-	2,397

Total	$24,025	26,201	-	22,408

New York and other states:
	December 31, 2015
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$3,306	3,996	-	3,608
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	17,460	18,602	-	18,127
Home equity loans	359	417	-	382
Home equity lines of credit	2,306	2,569	-	2,238

Total	$23,431	25,584	-	24,355

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,760	1,852	-	1,489
Home equity loans	53	53	-	54
Home equity lines of credit	637	720	-	654

Total	$2,450	2,625	-	2,197

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$3,306	3,996	-	3,608
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	19,220	20,454	-	19,616
Home equity loans	412	470	-	436
Home equity lines of credit	2,943	3,289	-	2,892

Total	$25,881	28,209	-	26,552

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired. Interest income recognized on impaired loans was not material in 2016, 2015, and 2014.

Included in impaired loans as of December 31, 2016 and 2015 are approximately $11.5 million and $10.9 million, respectively, of loans in accruing status that were identified as TDRs.

Management evaluates impairment on impaired loans on a quarterly basis. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time if necessary. As a result, as of December 31, 2016 and 2015, based upon management’s evaluation and due to the sufficiency of charge-offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDRs that occurred during the years ended December 31, 2016, 2015 and 2014:

	Year ended 12/31/2016			Year ended 12/31/2015			Year ended 12/31/2014
New York and other states*:		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Commercial:
Commercial real estate	2	$401	401	-	$-	-	1	$294	294
Real estate mortgage - 1 to 4 family:
First mortgages	30	2,871	2,871	35	4,797	4,797	41	5,585	5,585
Home equity loans	1	44	44	1	137	137	4	77	77
Home equity lines of credit	10	402	402	7	506	506	3	194	194

Total	43	$3,718	3,718	43	$5,440	5,440	49	$6,150	6,150

Florida:		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification		Pre-Modification	Post-Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	4	504	504	6	780	780	7	676	676
Home equity loans	1	45	45	-	-	-	1	56	56
Home equity lines of credit	1	6	6	4	107	107	3	368	368

Total	6	$555	555	10	$887	887	11	$1,100	1,100

The addition of these TDRs did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDRs that occurred during the years ended December 31, 2016, 2015 and 2014 for which there was a payment default within 12 months of modification:

	Year ended 12/31/2016		Year ended 12/31/2015		Year ended 12/31/2014
New York and other states*: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	3	291	2	148	7	355
Home equity lines of credit	1	141	2	24	1	35

Total	4	$432	4	$172	8	$390

Florida:
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
(dollars in thousands)

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	1	$60
Home equity lines of credit	-	-	-	-	1	279

Total	-	$-	-	$-	2	$339

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s underwriting policy. Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection. Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order. In the case of Chapter 7 bankruptcies, even though there is no modification of terms, the borrowers’ debt to the Company was discharged and they may not reaffirm the debt.

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

The Company categorizes non-homogenous loans such as commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, in accordance with the Company’s Loan Policy, the Company analyzes non-homogeneous loans, individually by grading the loans based on credit risk. The loan grades assigned to all loan types are tested by the Company’s loan review department in accordance with the Company’s loan review policy.

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

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.

As of December 31, 2016 and 2015, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2016
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$136,676	14,690	151,366
Other	25,442	2,097	27,539

	$162,118	16,787	178,905

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$12,243	-	12,243
Other	46	-	46

	$12,289	-	12,289

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$148,919	14,690	163,609
Other	25,488	2,097	27,585

	$174,407	16,787	191,194

	December 31, 2015
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$145,335	15,630	160,965
Other	26,715	734	27,449

	$172,050	16,364	188,414

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$14,908	-	14,908
Other	93	-	93

	$15,001	-	15,001

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$160,243	15,630	175,873
Other	26,808	734	27,542

	$187,051	16,364	203,415

Included in classified loans in the above tables are impaired loans of $1.8 million and $3.0 million at December 31, 2016 and 2015, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2016 and 2015 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2016 and 2015 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2016 and 2015 follows:

(dollars in thousands)
	2016	2015
Land	$2,308	2,413
Buildings	33,617	33,050
Furniture, fixtures and equipment	49,503	48,819
Leasehold improvements	29,695	29,389
Total bank premises and equipment	115,123	113,670
Accumulated depreciation and amortization	(79,657)	(76,026)
Total	$35,466	37,643

Depreciation and amortization expense was approximately $4.0 million, $4.6 million, and $4.8 million for the years 2016, 2015, and 2014, respectively. Occupancy expense of the Bank’s premises included rental expense of $7.6 million in 2016, $7.5 million in 2015, and $7.3 million in 2014.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2016	2015	2014
Interest bearing checking accounts	$473	448	365
Savings accounts	2,148	2,468	2,662
Time deposits and money market accounts	11,592	12,067	11,064
Total	$14,213	14,983	14,091

At December 31, 2016, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$1,039,185
1 to 2 years	65,984
2 to 3 years	49,823
3 to 4 years	3,015
4 to 5 years	1,256
Over 5 years	200
$1,159,463

Included in total time deposits as of December 31, 2016 and 2015 is $ 144.2 million and $98.7 million in time deposits with balances in excess of $250,000.

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2016	2015	2014
Amount outstanding at December 31,	$209,406	191,226	189,116
Maximum amount outstanding at any month end	209,406	194,738	209,370
Average amount outstanding	185,672	184,725	189,430
Weighted average interest rate:
For the year	0.59%	0.66	0.74
As of year end	0.59	0.60	0.72

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings. The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed. As of December 31, 2016 and 2015, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York. The Bank has pledged certain securities to the Federal Reserve Bank to support this arrangement. As of December 31, 2016 and 2015, the Bank had no outstanding borrowings with the Federal Reserve Bank of New York.

(8) Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2016	2015	2014
Current tax expense:
Federal	$20,904	19,864	22,046
State	1,524	1,647	2,386
Total current tax expense	22,428	21,511	24,432
Deferred tax expense	3,261	3,011	2,964
Total income tax expense	$25,689	24,522	27,396

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015, are as follows:

	December 31,
(dollars in thousands)	2016	2015
	Deductible temporary differences	Deductible temporary differences
Benefits and deferred remuneration	$(5,474)	$(4,992)
Difference in reporting the allowance for loan losses, net	18,117	18,576
Other income or expense not yet reported for tax purposes	129	2,607
Depreciable assets	(638)	(796)
Net deferred tax asset at end of year	12,134	15,395
Net deferred tax asset at beginning of year	15,395	18,406

Deferred tax expense	$3,261	$3,011

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $12.1 million and $15.4 million at December 31, 2016 and 2015, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $4.4 million and $3.0 million at December 31, 2016 and 2015, respectively, relating to the net unrealized losses on securities available for sale and deferred tax (liabilities) assets of ($339) thousand and $193 thousand at December 31, 2016 and 2015, respectively, as a result of the net change in overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive loss.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31,
	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0	35.0

Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.1)	(0.1)	(0.1)
State income tax (including alternative minimum tax), net of federal tax benefit	1.8	1.8	2.7
Other items	0.9	-	0.7
Effective income tax rate	37.6%	36.7	38.3

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of taxing authorities’ current examinations of the Company’s tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions.

For the years ended December 31, 2016 and 2015 the unrecognized tax benefits and change in those unrecognized tax benefits from the beginning of the year are as follows:

(dollars in thousands)

Balance as of January 1, 2015	$213

Change in unrecognized tax reserve	-

Balance as of December 31, 2015	$213

Decrease due to lapse in statute of limitations	(213)

Balance as of December 31, 2016	$-

The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2016, 2015, and 2014, these amounts were not material. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states. In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company's federal and state income tax returns for the years 2013 through 2016 remain open to examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2016 and 2015:

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2016	2015
Projected benefit obligation at beginning of year	$30,889	33,662
Service cost	61	60
Interest cost	1,371	1,329
Benefit payments and expected expenses	(1,782)	(1,676)
Net actuarial loss (gain)	191	(2,486)
Projected benefit obligation at end of year	$30,730	30,889

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2016	2015
Fair Value of plan assets at beginning of year	$41,677	42,993
Actual gain on plan assets	3,187	360
Company contributions	-	-
Benefit payments and actual expenses	(1,764)	(1,676)
Fair value of plan assets at end of year	43,100	41,677

Funded status at end of year	$12,370	10,788

Amounts recognized in accumulated other comprehensive loss consist of the following as of:

	December 31,
	2016	2015
Net actuarial loss	$5,279	5,830

The accumulated benefit obligation was $30.7 million and $30.9 million at December 31, 2016 and 2015, respectively.

 Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

(dollars in thousands)	For the years ended December 31,
	2016	2015	2014
Service cost	$61	60	58
Interest cost	1,371	1,329	1,374
Expected return on plan assets	(2,648)	(2,735)	(2,504)
Amortization of net loss	184	210	-
Net periodic pension credit	(1,032)	(1,136)	(1,072)
Amortization of net loss	(184)	(210)	-

Net actuarial (gain) / loss included in other comprehensive (loss) income	(367)	(109)	5,337

Total recognized in other comprehensive loss	(551)	(319)	5,337
Total recognized in net periodic benefit (credit) cost and other comprehensive (loss) income	$(1,583)	(1,455)	4,265

The estimated net loss for the plan that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is $96 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2017	$1,776
2018	1,802
2019	1,828
2020	1,862
2021	1,912
2022 - 2026	9,442

The assumptions used to determine benefit obligations at December 31 are as follows:

	2016	2015	2014
Discount rate	4.41%	4.55	4.03

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2016	2015	2014
Discount rate	4.55%	4.03	5.08
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2016 and 2015. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $1.0 million, $1.0 million, and $1.5 million, in 2016, 2015, and 2014, respectively.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in securities available for sale and other short-term investments in the Consolidated Statements of Condition. As of December 31, 2016 and 2015, the trusts had assets totaling $5.6 million.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2016 and 2015:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2016	2015
Accumulated benefit obligation at beginning of year	$5,434	6,455
Service cost	116	165
Interest cost	221	268
Plan amendments	-	-
Benefits paid	(70)	(85)
Net actuarial gain	(581)	(1,369)
Accumulated benefit obligation at end of year	$5,120	5,434

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2016	2015
Fair value of plan assets at
beginning of year	$19,238	19,285
Actual gain on plan assets	1,104	(47)
Company contributions	66	85
Benefits paid	(70)	(85)
Fair value of plan assets at end of year	20,338	19,238

Funded status at end of year	$15,218	13,804

	December 31,
Amounts recognized in accumulated other comprehensive loss consist of the following as of:	2016	2015
Net actuarial gain	$(4,581)	(3,890)
Prior service credit	(1,547)	(1,457)
Total	$(6,128)	(5,347)

The accumulated benefit obligation was $5.1 million and $5.4 million at December 31, 2016 and 2015, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

	For the years ended December 31,
(dollars in thousands)	2016	2015	2014
Service cost	$116	$165	100
Interest cost	221	268	217
Expected return on plan assets	(720)	(722)	(672)
Amortization of net actuarial gain	(274)	(140)	(297)
Amortization of prior service cost	90	90	199
Net periodic benefit credit	(567)	(339)	(453)

Net (gain) loss	(966)	(602)	1,219
Prior service cost	-	-	1,811
Amortization of prior service cost	(90)	(90)	(199)
Amortization of net gain	274	140	297
Total amount recognized in other comprehensive (loss) income	(782)	(552)	3,128

Total amount recognized in net periodic benefit cost and other comprehensive (loss) income	$(1,349)	$(891)	2,675

The estimated amount of net gain that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $341 thousand while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $90 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2017	$87
2018	98
2019	112
2020	117
2021	146
2022 - 2026	965

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2016	2015	2014
Discount rate	4.41%	4.55	4.03

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2016	2015	2013
Discount rate	4.55%	4.03	5.08
Expected long-term rate of return on assets, net of tax	3.75	3.75	3.75

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2016 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $1.1 million impact on the accumulated postretirement benefit obligation as of December 31, 2016, while a 1% decrease would have an approximate $837 thousand impact. The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2016 would be $74 thousand for a one percentage point increase and $57 thousand for a one percentage point decrease.

(d) Components of Accumulated Other Comprehensive Loss Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive (loss) income related to the retirement plan and the postretirement benefit plan, at December 31, 2016 and 2015, respectively:

(dollars in thousands)
	December 31, 2016
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(367)	(966)	(1,333)
Amortization of net actuarial (loss) gain	(184)	274	90
Amortization of prior service cost	-	(90)	(90)
Total	$(551)	(782)	(1,333)

	December 31, 2015
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(109)	(602)	(711)
Amortization of net actuarial gain (loss)	(210)	140	(70)
Amortization of prior service credit	-	(90)	(90)
Total	$(319)	(552)	(871)

 (e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2016	2015	2016	2015
Debt Securities	31%	32	33	25
Equity Securities	64	60	62	60
Other	5	8	6	15
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2016 and 2015, by asset category, is as follows:

Retirement Plan		Fair Value Measurements at December 31, 2016 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,027	2,027	-	-
Equity mutual funds	27,706	27,706	-	-
U.S. government sponsored enterprises	4,233	-	4,233	-
Corporate bonds	8,535	-	8,535	-
Fixed income mutual funds	599	599	-	-

Total Plan Assets	$43,100	30,332	12,768	-

Postretirement Benefits		Fair Value Measurements at December 31, 2016 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,172	1,172	-	-
Equity mutual funds	12,540	12,540	-	-
U.S. government sponsored enterprises	2,049	-	2,049	-
Corporate bonds	3,127	-	3,127	-
State and political subdivisions	1,450	-	1,450	-

Total Plan Assets	$20,338	13,712	6,626	-

Retirement Plan		Fair Value Measurements at December 31, 2015 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$3,182	3,182	-	-
Equity mutual funds	25,352	25,352	-	-
U.S. government sponsored enterprises	5,779	-	5,779	-
Corporate bonds	6,771	-	6,771	-
Fixed income mutual funds	593	593	-	-

Total Plan Assets	$41,677	29,127	12,550	-

Postretirement Benefits		Fair Value Measurements at December 31, 2015 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,832	2,832	-	-
Equity mutual funds	11,513	11,513	-	-
U.S. government sponsored enterprises	1,843	-	1,843	-
Corporate bonds	1,074	-	1,074	-
State and political subdivisions	1,976	-	1,976	-

Total Plan Assets	$19,238	14,345	4,893	-

At December 31, 2016 and 2015, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2016 and 2015.

The Company made no contributions to its pension and postretirement benefit plans in 2016 or 2015. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2017.

(f) Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2016, 2015 or 2014 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $986 thousand for 2016, $944 thousand in 2015 and $710 thousand in 2014.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.7 million, $715 thousand and $1.3 million in 2016, 2015 and 2014, respectively.

The Company has also awarded 2.1 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2016, the weighted average strike price of each unit was $8.03.

(g) Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

Under the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (Equity Incentive Plan), the Company may grant stock options and restricted stock to its eligible employees for up to approximately 2.3 million shares of common stock, and may make certain other equity based, cash-settled awards (description in section (h) below) for up to the equivalent of approximately 1.4 million shares of common stock.

Under the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), the Company may grant stock options and restricted stock to its directors for up to approximately 250 thousand shares of common stock, and may make certain other equity based, cash-settled awards (description in section (h) below) for up to the equivalent of approximately 250 thousand shares of common stock.

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option awards as of December 31, 2016 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2016	2,324,971	$7.34
New options awarded - 2016	-	-
Expired options - 2016	-	-
Options forfeited-2016	-	-
Exercised options - 2016	(240,930)	5.32
Balance, December 31, 2016	2,084,041	$7.57	4.0 years

Exercisable Options

Balance, December 31, 2016	1,674,741	$7.80	3.1 years

At December 31, 2016, the intrinsic value of outstanding stock options and vested stock options was approximately $2.6 million and $2.0 million, respectively. The Company expects all unvested options to vest according to plan provisions.

During 2016, 2015 and 2014, options for 241 thousand, 28 thousand and 18 thousand shares of stock were exercised, respectively. The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $367 thousand at December 31, 2016. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.8 years.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The weighted-average fair value of stock options granted during 2015 and 2014 estimated using the Black-Scholes option pricing model, was $0.98 and $0.93, respectively.  The Company did not grant new stock option awards in 2016. The Company estimated expected market price volatility and the expected term of the options based on historical data and other factors. The assumptions used to determine the fair value of options granted during 2015 and 2014 are detailed in the table below:

	2015		2014
	Employees' Plan		Employees' Plan
Expected dividend yield	4.09%		3.64%
Risk-free interest rate	1.74		1.74
Expected volatility rate	26.20		21.62
Expected lives	5.0	years	5.0	years

During 2016, 2015 and 2014, the Company recognized $224 thousand, $204 thousand and $325 thousand in stock-based compensation expense related to the equity awards, respectively.

(h) Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service-based and performance based liability awards in 2016, 2015 and 2014.

The activity for service-based awards during 2016 was as follows:

Restricted share units

Outstanding Units

Balance, December 31, 2015	185,200
New awards granted	81,200
Forfeited awards	(1,600)
Awards settled	(49,750)
Balance, December 31, 2016	215,050

Service-Based Awards: During 2016, 2015 and 2014, the Company issued restricted share units to certain eligible officers, executives and its board of directors. The restricted share units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2016, 2015 and 2014, the Company recognized $610 thousand, $324 thousand and $352 thousand, respectively, in stock-based compensation expense related to these awards. Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $1.1 million at December 31, 2016.  During 2016, awards granted in 2013 became fully vested and settled.  Awards granted after 2013 were unvested at December 31, 2016.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2016.

The liability related to service-based liability awards totaled $687 thousand and $404 thousand at December 31, 2016 and 2015, respectively.

The activity for performance-based awards during 2016 was as follows:

Performance share units

Outstanding Units

Balance, December 31, 2015	313,700
New awards granted	108,300
Awards settled	(65,000)
Balance, December 31, 2016	357,000

Performance Based Awards: During 2016, 2015 and 2014, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2013 and 2014, the Company concluded in 2015 that it does not expect to meet its required performance criteria and therefore has adjusted its calculation for the number of units that would be settled in cash upon vesting.  For units granted in 2015 and 2016, the Company expects to meet its required performance criteria.

During 2016, 2015 and 2014, the Company recognized approximately $23 thousand, ($48) thousand and $490 thousand, respectively, in stock based compensation expense (benefit) related to these units. Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $1.4 million at December 31, 2016.  For the units granted in years subsequent to 2013, all of the units were unvested at December 31, 2016. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 30 months as of December 31, 2016.

The liability related to performance based liability awards totaled $323 thousand and $699 thousand at December 31, 2016 and 2015, respectively.

(i) Stock and Liability Based Compensation Expense

Total compensation expense totaled $857 thousand, $480 thousand and $1.2 million in 2016, 2015 and 2014, respectively, related to awards under the Company’s equity-based compensation plans.

Of the $858 thousand of stock based compensation expense recognized in 2016, $633 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $224 thousand related to equity awards

Of the $480 thousand of stock based compensation expense recognized in 2015, $276 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $204 thousand related to equity awards.

Of the $1.2 million of stock based compensation expense recognized in 2014, $870 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $325 thousand related to equity awards.

Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation in 2016, 2015 and 2014 was approximately $343 thousand, $192 thousand and $478 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2017	$7,134
2018	6,953
2019	6,848
2020	6,601
2021	6,372
2022 and after	35,758
$69,666

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $6.2 million for 2016, $5.9 million for 2015 and $5.4 million in 2014. The Company is contractually obligated to pay these third-party service providers approximately $6 to $7 million per year through 2020.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments. At December 31, 2016 and 2015, the Company no longer has any unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2016, 2015 and 2014 follows:

(dollars in thousands,
except per share data)
	2016	2015	2014
For the years ended
December 31:
Net income	$42,601	42,238	44,193
Less: Net income allocated to participating securities	-	-	43
Net income allocated to common shareholders	$42,601	42,238	44,150
Weighted average common shares outstanding including participating securities	95,548	95,103	94,721
Less: Participating securities	-	-	93
Weighted average common shares	95,548	95,103	94,628
Effect of Dilutive Securities:
Stock Options	100	110	125
Weighted average common shares including potential dilutive shares	95,648	95,213	94,753

Basic EPS	$0.446	0.444	0.467
Diluted EPS	$0.445	0.444	0.466

As of December 31, 2016, 2015 and 2014, the weighted average number of antidilutive stock options excluded from diluted earnings per share was approximately 1.4 million, 1.5 million, and 2.3 million, respectively. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2016 and 2015, was $462.5 million and $432.1 million, respectively. Approximately 80% and 82% of these commitments were for variable rate products at the end of 2016 and 2015, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.6 million and $3.5 million at December 31, 2016 and 2015, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2016 and 2015 was insignificant.

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

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value generally have had a charge-off through the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value. When obtained, non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2016 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$117,266	-	$117,266	-
State and political subdivisions	886	-	886	-
Mortgage backed securities and collateralized mortgage obligations - residential	372,308	-	372,308	-
Corporate bonds	40,705	-	40,705	-
Small Business Administration- guaranteed participation securities	78,499	-	78,499	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,011	-	10,011	-
Other	685	35	650	-
Total securities available for sale	$620,360	$35	$620,325	$-

	Fair Value Measurements at December 31, 2015 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$86,737	$-	$86,737	$-
State and political subdivisions	1,290	-	1,290	-
Mortgage backed securities and collateralized mortgage obligations - residential	411,729	-	411,729	-
Small Business Administration- guaranteed participation securities	90,416	-	90,416	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,180	-	10,180	-
Other	685	35	650	-
Total securities available for sale	$601,037	$35	$601,002	$-

There were no transfers between Level 1 and Level 2 in 2016 and 2015.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2016 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
(dollars in thousands)

Other real estate owned	$4,268	$-	$-	$4,268	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)
Impaired loans:
Commercial real estate	1,250	-	-	1,250	Sales comparison approach	Adjustments for differences between comparable sales	7% - 35% (23%)
Real estate mortgage - 1 to 4 family	458	-	-	458	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

	Fair Value Measurements at December 31, 2015 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
(dollars in thousands)

Other real estate owned	$6,455	$-	$-	$6,455	Sales comparison approach	Adjustments for differences between comparable sales	1% - 10% (4%)
Impaired loans:
Commercial real estate	878	-	-	878	Sales comparison approach	Adjustments for differences between comparable sales	3% - 22% (11%)
Real estate mortgage - 1 to 4 family	3,109	-	-	3,109	Sales comparison approach	Adjustments for differences between comparable sales	0% - 9% (4%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $4.3 million at December 31, 2016, and consisted of $756 thousand of commercial real estate and $3.5 million of residential real estate properties. A valuation charge of $1.2 million is included in earnings for the year ended December 31, 2016.

Of the total impaired loans of $24.0 million at December 31, 2016, $1.7 million are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2016. Gross charge-offs related to commercial impaired loans included in the table above were $482 thousand for the year ended December 31, 2016, while gross charge-offs related to residential impaired loans included in the table above amounted to $226 thousand.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $6.4 million at December 31, 2015, and consisted of $1.0 million of commercial real estate and $5.4 million of residential real estate properties. A valuation charge of $1.1 million is included in earnings for the year ended December 31, 2015.

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

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments at December 31, 2016 and 2015 are as follows:

(dollars in thousands)		Fair Value Measurements at
	Carrying	December 31, 2016 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$707,274	707,274	-	-	707,274
Securities available for sale	620,360	35	620,325	-	620,360
Held to maturity securities	45,490	-	47,526	-	47,526
Federal Reserve Bank and Federal Home Loan Bank stock	9,579	N/A	N/A	N/A	N/A
Net loans	3,386,696	-	-	3,370,976	3,370,976
Accrued interest receivable	11,070	145	2,654	8,271	11,070
Financial liabilities:
Demand deposits	377,755	377,755	-	-	377,755
Interest bearing deposits	3,818,408	2,658,945	1,156,025	-	3,814,970
Short-term borrowings	209,406	-	209,406	-	209,406
Accrued interest payable	526	82	444	-	526

(dollars in thousands)		Fair Value Measurements at
	Carrying	December 31, 2015 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$718,156	718,156	-	-	718,156
Securities available for sale	601,037	35	601,002	-	601,037
Held to maturity securities	56,465	-	59,439	-	59,439
Federal Reserve Bank and Federal Home Loan Bank stock	9,480	N/A	N/A	N/A	N/A
Net loans	3,248,542	-	-	3,279,167	3,279,167
Accrued interest receivable	10,262	80	2,370	7,812	10,262
Financial liabilities:
Demand deposits	365,081	365,081	-	-	365,081
Interest bearing deposits	3,735,297	2,627,367	1,111,240	-	3,738,607
Short-term borrowings	191,226	-	191,226	-	191,226
Accrued interest payable	501	74	427	-	501

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

(14) Regulatory Capital Requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy regulations and, additionally for banks, the prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019.    The capital rules include a capital conservation buffer that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on the Company’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. Implementation of the buffer began in January 2016 at the 0.625% level, and the buffer increases 0.625% each year thereafter until it reaches 2.5% on January 1, 2019.  Management believes, as of December 31, 2016, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If a bank is adequately capitalized, regulatory approval is required to accept brokered deposits.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2016 and December 31, 2015, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2016 and 2015, for Trustco Bank:

(dollars in thousands)	As of December 31, 2016		Well	Adequately
	Amount	Ratio	Capitalized(1)	Capitalized(1)(2)

Tier 1 leverage ratio	$424,802	8.829%	5.000%	4.000%
Common equity Tier 1 capital	424,802	17.238	6.500	5.125
Tier 1 risk-based capital	424,802	17.238	8.000	6.625
Total risk-based capital	455,772	18.492	10.000	8.625

(dollars in thousands)	As of December 31, 2015		Well	Adequately
	Amount	Ratio	Capitalized(1)	Capitalized(1)

Tier 1 leverage ratio	$405,506	8.600%	5.000%	4.000%
Common equity Tier 1 capital	405,506	17.210	6.500	4.500
Tier 1 risk-based capital	405,506	17.210	8.000	6.000
Total risk-based capital	435,149	18.470	10.000	8.000

(1) Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2) The December 31, 2016 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a transition capital conservation buffer of 0.625 percent

The following is a summary of actual capital amounts and ratios as of December 31, 2016 and 2015 for TrustCo on a consolidated basis.

(dollars in thousands)	As of December 31, 2016		Minimum for
			Capital Adequacy plus
			Capital Conservation
	Amount	Ratio	Buffer

Tier 1 leverage ratio	$438,426	9.110%	4.000%
Common equity Tier 1 capital	438,426	17.782	5.125
Tier 1 risk-based capital	438,426	17.782	6.625
Total risk-based capital	469,411	19.038	8.625

(dollars in thousands)	As of December 31, 2015		Minimum for

	Amount	Ratio	Capital Adequacy

Tier 1 leverage ratio	$417,538	8.850%	4.000%
Common equity Tier 1 capital	417,538	17.710	4.500
Tier 1 risk-based capital	417,538	17.710	6.000
Total risk-based capital	447,193	18.970	8.000

(15) Accumulated Other Comprehensive Loss

The following is a summary of the accumulated other comprehensive loss balances, net of tax:

	For the year ended 12/31/16
		Other	Amount	Other
(dollars in thousands)		comprehensive	reclassified	comprehensive
	Balance at 12/31/2015	(loss) income - before reclassifications	from accumulated other comprehensive loss	(loss) income - year ended 12/31/2016	Balance at 12/31/2016

Net unrealized holding loss on securities available for sale, net of tax	$(4,492)	(1,869)	(401)	(2,270)	(6,762)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(758)	800	-	800	42
Net change in net actuarial loss and prior service cost on pension and postretirement benefit plans, net of tax	469	-	-	-	469

Accumulated other comprehensive loss, net of tax	(4,781)	(1,069)	(401)	(1,470)	(6,251)

	For the year ended 12/31/15
		Other	Amount	Other
(dollars in thousands)		comprehensive	reclassified	comprehensive
		(loss) income -	from accumulated	(loss) income -
	Balance at	before	other comprehensive	year	Balance at
	12/31/2014	reclassifications	loss	ended 12/31/2015	12/31/2015

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(3,693)	(648)	(151)	(799)	(4,492)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(1,188)	430	-	430	(758)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	372	-	97	97	469

Accumulated other comprehensive loss, net of tax	(4,509)	(218)	(54)	(272)	(4,781)

	For the year ended 12/31/14
		Other	Amount	Other
(dollars in thousands)		comprehensive	reclassified	comprehensive
	Balance at 12/31/2013	income (loss)- before reclassifications	from accumulated other comprehensive loss	Income (loss)- year ended 12/31/2014	Balance at 12/31/2014

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(18,078)	14,815	(430)	14,385	(3,693)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,843	(5,031)	-	(5,031)	(1,188)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	432	-	(60)	(60)	372

Accumulated other comprehensive loss, net of tax	$(13,803)	9,784	(490)	9,294	(4,509)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014:

	Years Ended
(dollars in thousands)	December 31,			Affected Line Item
	2016	2015	2014	in Financial Statements
Unrealized gains on securities available for sale

Realized gain on securities transactions	$668	251	717	Net gain on securities transactions
Income tax expense	(267)	(100)	(287)	Income taxes
Net of tax	401	151	430

Amortization of pension and postretirement benefit items

Amortization of net actuarial gain (loss)	90	(70)	297	Salaries and employee benefits
Amortization of prior service cost	(90)	(90)	(199)	Salaries and employee benefits
Income tax benefit	-	63	(38)	Income taxes
Net of tax	-	(97)	60

Total reclassifications, net of tax	$401	54	490

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

(17) Agreement with the Office of the Comptroller of the Currency

On July 21, 2015 Trustco Bank (the “Bank”), the wholly owned subsidiary of TrustCo Bank Corp NY, entered into a formal agreement (the “Agreement”) with the Comptroller of the Currency of the United States (the “OCC”). The Agreement relates to the findings of the OCC following an examination of the Bank. The Agreement requires the Bank to take various actions, within prescribed time frames, with respect to certain areas of the Bank. These include, among others, (i) establishment of a committee of at least three Directors to monitor and coordinate the Bank’s response to the Agreement; (ii) adoption of compliance plans to respond to the Agreement with the assistance of an independent qualified consultant; (iii) evaluation and implementation of improvements in corporate governance with the assistance of an independent qualified consultant; (iv) evaluation and implementation of improvements in internal audit; (v) development of a strategic plan; (vi) development of a revised capital plan consistent with the strategic plan; (vii) development, and implementation of improvements to the Bank’s loan review system; and (viii) such other necessary steps to address the issues and questions noted by the OCC in the Agreement.

 (18) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” which implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (is) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In July 2015, FASB deferred the effective date of the ASU by one year which means ASU 2014-09 will be effective for the Company on January 1, 2018.  In addition, the FASB has begun to issue targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU No. 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU No. 2016-10 - Identifying Performance Obligations and Licensing and ASU No. 2016-12 - Narrow-Scope Improvements and Practical Expedients. The ASU is not expected to significantly impact the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” which amended existing guidance to improve accounting standards for financial instruments including clarification and simplification of accounting and disclosure requirements and the requirement for public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2017. The ASU is not expected to significantly impact the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” which amended existing guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2018. The Company is evaluating the impact of ASU No. 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Improvement to Employee Share-Based Payment Accounting” which amended existing guidance to simplify aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2016. The Company primarily issues incentive stock options (ISOs) to certain officers and directors as disclosed in Note 9 and, therefore, does not expect that the adoption of the ASU will have a significant impact on its consolidated financial statements.

In June 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses” which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2019. The ASU represents a significant departure from current GAAP and the Company is evaluating the impact of the ASU on its consolidated financial statements, which includes developing a roadmap for implementation of the new standard.

(19) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years Ended December 31,
Income:	2016	2015	2014

Dividends and interest from subsidiaries	$24,498	24,501	24,499
Miscellaneous income	-	-	18
Total income	24,498	24,501	24,517
Expense:
Operating supplies	21	33	50
Professional services	461	577	557
Miscellaneous expense	1,258	664	1,350
Total expense	1,740	1,274	1,957
Income before income taxes and subsidiaries' undistributed earnings	22,758	23,227	22,560
Income tax benefit	(578)	(405)	(663)
Income before subsidiaries' undistributed earnings	23,336	23,632	23,223
Equity in undistributed
earnings of subsidiaries	19,265	18,606	20,970
Net income	$42,601	42,238	44,193
Change in other comprehensive (loss) income	(1,470)	(272)	9,294
Comprehensive income	$41,131	41,966	53,487

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2016	2015
Cash in subsidiary bank	$19,886	18,463
Investments in subsidiaries	419,075	401,289
Securities available for sale	35	35
Other assets	824	967
Total assets	439,820	420,754
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	7,134	7,444
Total liabilities	7,134	7,444
Shareholders' equity	432,686	413,310
Total liabilities and shareholders' equity	$439,820	420,754

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2016	2015	2014
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$42,601	42,238	44,193
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(19,265)	(18,606)	(20,970)
Stock based compensation expense	224	204	325
Net change in other assets and accrued expenses	(196)	(140)	388
Total adjustments	(19,237)	(18,542)	(20,257)
Net cash provided by operating activities	23,364	23,696	23,936
Cash flows from investing activities:
Purchases of securities available for sale	-	-	(25)
Net cash used in investing activities	-	-	(25)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,368	147	131
Dividends paid	(25,055)	(24,937)	(24,839)
Payments to acquire treasury stock	(701)	(147)	(282)
Proceeds from sales of treasury stock	2,447	2,670	2,850

Net cash used in financing activities	(21,941)	(22,267)	(22,140)

Net increase in cash and cash equivalents	1,423	1,429	1,771

Cash and cash equivalents at beginning of year	18,463	17,034	15,263

Cash and cash equivalents at end of year	$19,886	18,463	17,034

Branch Locations

New York

Airmont Office	Guilderland Office	Pomona Office
327 Route 59 East	3900 Carman Rd.	1581 Route 202
Airmont, NY	Schenectady, NY	Pomona, NY
Telephone: (845) 357-2435	Telephone: (518) 355-4890	Telephone: (845) 354-0176

Altamont Ave. Office	Halfmoon Office	Poughkeepsie Office
1400 Altamont Ave.	215 Guideboard Rd., Country Dollar Plaza	2656 South Rd.
Schenectady, NY	Halfmoon, NY	Poughkeepsie, NY
Telephone: (518) 356-1317	Telephone: (518) 371-0593	Telephone: (845) 485-6419

Altamont Ave. West Office	Hartsdale Office	Queensbury Office
1900 Altamont Ave.	220 East Hartsdale Ave.	118 Quaker Rd., Suite 1
Rotterdam, NY	Hartsdale, NY	Queensbury, NY
Telephone: (518) 355-1900	Telephone: (914) 722-2640	Telephone: (518) 798-7226

Amsterdam Office	Highland Office	Red Hook Office
4931 Route 30	3580 Route 9W	4 Morgans Way
Amsterdam, NY	Highland, NY	Red Hook, NY
Telephone: (518) 842-5459	Telephone: (845) 691-7023	Telephone: (845) 752-2224

Ardsley Office	Hoosick Falls Office	Rotterdam Office
33-35 Center St.	47 Main St.	Curry Road Shopping Center
Ardsley, NY	Hoosick Falls, NY	Schenectady, NY
Telephone: (914) 693-3254	Telephone: (518) 686-5352	Telephone: (518) 355-8330

Ballston Spa Office	Hudson Office	Route 2 Office
235 Church Ave.	507 Warren St.	201 Troy-Schenectady Rd.
Ballston Spa, NY	Hudson, NY	Latham, NY
Telephone: (518) 885-1561	Telephone: (518) 828-9434	Telephone: (518) 785-7155

Balltown Road Office	Hudson Falls Office	Route 7 Office
1475 Balltown Rd.	3750 Burgoyne Ave.	1156 Troy-Schenectady Rd.
Niskayuna, NY	Hudson Falls, NY	Latham, NY
Telephone: (518) 377-2460	Telephone: (518) 747-0886	Telephone: (518) 785-4744

Brandywine Office	Katonah Office	Saratoga Springs Office
1048 State St.	18 Woods Bridge Road	34 Congress St.
Schenectady, NY	Katonah, NY	Saratoga Springs, NY
Telephone: (518) 346-4295	Telephone: (914) 666-6230	Telephone: (518) 587-3520

Briarcliff Manor Office	Kingston Office	Schaghticoke Office
75 North State Rd.	1220 Ulster Ave.	2 Main St.
Briarcliff Manor, NY	Kingston, NY	Schaghticoke, NY
Telephone: (914) 762-7133	Telephone: (845) 336-5372	Telephone: (518) 753-6509

Bronxville Office	Lake George Office	Scotia Office
5-7 Park Place	2160 Route 9L	123 Mohawk Ave.
Bronxville, NY	Lake George, NY	Scotia, NY
Telephone: (914) 771-4180	Telephone: (518) 668-2352	Telephone: (518) 372-9416

Brunswick Office	Latham Office	Sheridan Plaza Office
740 Hoosick Rd.	1 Johnson Rd.	1350 Gerling St.
Troy, NY	Latham, NY	Schenectady, NY
Telephone: (518) 272-0213	Telephone: (518) 785-0761	Telephone: (518) 377-8517

Campbell West Plaza Office	Loudon Plaza Office	Slingerlands Office
141 West Campbell Rd.	372 Northern Blvd.	1569 New Scotland Rd.
Rotterdam, NY	Albany, NY	Slingerlands, NY
Telephone: (518) 377-2393	Telephone: (518) 462-6668	Telephone: (518) 439-9352

Central Ave. Office	Madison Ave. Office	South Glens Falls Office
40 Central Ave.	1084 Madison Ave.	133 Saratoga Rd., Suite 1
Albany, NY	Albany, NY	South Glens Falls, NY
Telephone: (518) 426-7291	Telephone: (518) 489-4711	Telephone: (518) 793-7668

Chatham Office	Malta 4 Corners Office	State Farm Road Office
193 Hudson Ave.	2471 Route 9	2050 Western Ave.
Chatham, NY	Malta, NY	Guilderland, NY
Telephone: (518) 392-0031	Telephone: (518) 899-1056	Telephone: (518) 452-6913

Clifton Country Road Office	Mamaroneck Office	State St. Albany Office
7 Clifton Country Rd.	180-190 East Boston Post Rd.	112 State St.
Clifton Park, NY	Mamaroneck, NY	Albany, NY
Telephone: (518) 371-5002	Telephone: (914) 777-3023	Telephone: (518) 436-9043

Clifton Park Office	Mayfair Office	State St. Schenectady - Main Office
1018 Route 146	286 Saratoga Rd.	320 State St.
Clifton Park, NY	Glenville, NY	Schenectady, NY
Telephone: (518) 371-8451	Telephone: (518) 399-9121	Telephone: (518) 381-3831

Cobleskill Office	Mechanicville Office	Stuyvesant Plaza Office
104 Merchant Pl.	9 Price Chopper Plaza	Western Ave. at Fuller Rd.
Cobleskill, NY	Mechanicville, NY	Albany, NY
Telephone: (518) 254-0290	Telephone: (518) 664-1059	Telephone: (518) 489-2616

Colonie Office	Milton Office	Tanners Main Office
1892 Central Ave.	2 Trieble Ave.	345 Main St.
Albany, NY	Ballston Spa, NY	Catskill, NY
Telephone: (518) 456-0041	Telephone: (518) 885-0498	Telephone: (518) 943-2500

Crestwood Plaza Office	Monroe Office	Tanners West Office
415 Whitehall Rd.	791 Route 17M	238 West Bridge St.
Albany, NY	Monroe, NY	Catskill, NY
Telephone: (518) 482-0693	Telephone: (845) 782-1100	Telephone: (518) 943-5090

Delmar Office	Mont Pleasant Office	Troy Office
167 Delaware Ave.	959 Crane St.	5th Ave. and State St.
Delmar, NY	Schenectady, NY	Troy, NY
Telephone: (518) 439-9941	Telephone: (518) 346-1267	Telephone: (518) 274-5420

East Greenbush Office	Mt. Kisco Office	Upper Union Street Office
501 Columbia Tpk.	222 East Main St.	1620 Union St.
Rensselaer, NY	Mt. Kisco, NY	Schenectady, NY
Telephone: (518) 479-7233	Telephone: (914) 666-2362	Telephone: (518) 374-4056

Elmsford Office	New City Office	Ushers Road Office
100 Clearbrook Rd.	20 Squadron Blvd.	308 Ushers Rd.
Elmsford, NY	New City, NY	Ballston Lake, NY
Telephone: (914) 345-1808	Telephone: (845) 634-4571	Telephone: (518) 877-8069

Exit 8/Crescent Rd. Office	New Scotland Office	Valatie Office
1532 Crescent Rd.	301 New Scotland Ave.	2929 Route 9
Clifton Park, NY	Albany, NY	Valatie, NY
Telephone: (518) 383-0039	Telephone: (518) 438-7838	Telephone: (518) 758-2265

Exit 11 Office	Newton Plaza Office	Wappingers Falls Office
43 Round Lake Rd.	602 New Loudon Rd.	1490 Route 9
Ballston Lake, NY	Latham, NY	Wappingers Falls, NY
Telephone: (518) 899-1558	Telephone: (518) 786-3687	Telephone: (845) 298-9315

Fishkill Office	Niskayuna-Woodlawn Office	Warrensburg Office
1545 Route 52	3461 State St.	9 Lake George Plaza Rd.
Fishkill, NY	Schenectady, NY	Lake George, NY
Telephone: (845) 896-8260	Telephone: (518) 377-2264	Telephone: (518) 623-3707

Freemans Bridge Rd. Office	Northern Pines Road Office	West Sand Lake Office
1 Sarnowski Dr.	649 Maple Ave.	3690 NY Route 43
Glenville, NY	Saratoga Springs, NY	West Sand Lake, NY
Telephone: (518) 344-7510	Telephone: (518) 583-2634	Telephone: (518) 674-3327

Glenmont Office	Nyack Office	Wilton Mall Office
380 Route 9W	21 Route 59	Route 50
Glenmont, NY	Nyack, NY	Saratoga Springs, NY
Telephone: (518) 449-2128	Telephone: (845) 353-2035	Telephone: (518) 583-1716

Glens Falls Office	Peekskill Office	Wolf Road Office
100 Glen St.	20 Welcher Ave.	34 Wolf Rd.
Glens Falls, NY	Peekskill, NY	Albany, NY
Telephone: (518) 798-8131	Telephone: (914) 739-1839	Telephone: (518) 458-7761

Greenwich Office	Pelham Office	Wynantskill Office
131 Main St.	132 Fifth Ave.	134-136 Main St.
Greenwich, NY	Pelham, NY	Wynantskill, NY
Telephone: (518) 692-2233	Telephone: (914) 632-1983	Telephone: (518) 286-2674

Florida

Alafaya Woods Office	Gateway Commons Office	Osprey Office
1500 Alafaya Trl.	1525 East Osceola Pkwy., Suite 120	1300 South Tamiami Trl.
Oviedo, FL	Kissimmee, FL	Osprey, FL
Telephone: (407) 359-5991	Telephone: (407) 932-0398	Telephone: (941) 918-9380

Aloma Office	Goldenrod Office	Oviedo Office
4070 Aloma Ave.	7803 East Colonial Rd., Suite 107	1875 West County Rd. 419, Suite 600
Winter Park, FL	Orlando, FL	Oviedo, FL
Telephone: (407) 677-1969	Telephone: (407) 207-3773	Telephone: (407) 365-1145

Apollo Beach Office	Juno Beach Office	Pleasant Hill Commons Office
205 Apollo Beach Blvd.	14051 US Highway 1	3307 South Orange Blossom Trl.
Apollo Beach, FL	Juno Beach, FL	Kissimmee, FL
Telephone: (813) 649-0460	Telephone: (561) 630-4521	Telephone: (407) 846-8866

Apopka Office	Lady Lake Office	Port Orange Office
1134 North Rock Springs Rd.	873 North US Highway 27/441	3751 Clyde Morris Blvd.
Apopka, FL	Lady Lake, FL	Port Orange, FL
Telephone: (407) 464-7373	Telephone: (352) 205-8893	Telephone: (386) 322-3730

Avalon Park Office	Lake Brantley Office	Rinehart Road Office
3662 Avalon Park East Blvd.	909 North SR 434	1185 Rinehart Rd.
Orlando, FL	Altamonte Springs, FL	Sanford, FL
Telephone: (407) 380-2264	Telephone: (407) 339-3396	Telephone: (407) 268-3720

Bay Hill Office	Lake Mary Office	Sarasota Office
6084 Apopka Vineland Road	350 West Lake Mary Blvd.	2704 Bee Ridge Rd.
Orlando, FL	Sanford, FL	Sarasota, FL
Telephone: (321) 251-1859	Telephone: (407) 330-7106	Telephone: (941) 929-9451

BeeLine Center Office	Lake Nona Office	South Clermont Office
10249 South John Young Pkwy., Suite 101	9360 Narcoossee Rd.	16908 High Grove Blvd.
Orlando, FL	Orlando, FL	Clermont, FL
Telephone: (407) 240-0945	(407) 801-7330	Telephone: (352) 243-9511

Beneva Village Office	Lake Square Office	Stuart Office
5950 South Beneva Road	10105 Route 441	951 SE Federal Highway
Sarasota, FL	Leesburg, FL	Stuart, FL
Telephone: (941) 923-8269	Telephone: (352) 323-8147	Telephone: (772) 286-4757

Bradenton Office	Lee Road Office	Sun City Center
5858 Cortez Rd. West	1084 Lee Rd., Suite 11	4441 Sun City Center
Bradenton, FL	Orlando, FL	Sun City Center, FL
Telephone: (941) 792-2604	Telephone: (407) 532-5211	Telephone: (813) 633-1468

Colonial Drive Office	Lee Vista Office	Sweetwater Office
4301 East Colonial Dr.	8288 Lee Vista Blvd., Suite E	671 North Hunt Club Rd.
Orlando, FL	Orlando, FL	Longwood, FL
Telephone: (407) 895-6393	Telephone: (321) 235-5583	Telephone: (407) 774-1347

Curry Ford Road Office	Leesburg Office	Tuskawilla Road Office
3020 Lamberton Blvd., Suite 116	1330 Citizens Blvd., Suite 101	1295 Tuskawilla Rd., Suite 10
Orlando, FL	Leesburg, FL	Winter Springs, FL
Telephone: (407) 277-9663	Telephone: (352) 365-1305	Telephone: (407) 695-5558

Curry Ford West Office	Maitland Office	Venice Office
2838 Curry Ford Rd.	9400 US Route 17/92, Suite 101	2057 South Tamiami Trl.
Orlando, FL	Maitland, FL	Venice, FL
Telephone: (407) 893-9878	Telephone: (407) 332-6071	Telephone: (941) 496-9100

Davenport Office	Melbourne Office	Westwood Plaza Office
2300 Deer Creek Commons Ln., Suite 600	2481 Croton Rd.	4942 West State Route 46, Suite 1050
Davenport, FL	Melbourne, FL	Sanford, FL
Telephone: (863) 424-9493	Telephone: (321) 752 0446	Telephone: (407) 321-4925

Dean Road Office	Metro West Office	Windermere Office
3920 Dean Rd.	2619 S. Hiawasee Rd.	2899 Maguire Rd.
Orlando, FL	Orlando, FL	Windermere, FL
Telephone: (407) 657-8001	Telephone: (407) 293-1580	Telephone: (407) 654-0498

Downtown Orlando Office	North Clermont Office	Winter Garden Office
415 East Pine St.	12302 Roper Blvd.	16118 Marsh Rd.
Orlando, FL	Clermont, FL	Winter Garden, FL
Telephone: (407) 422-7129	Telephone: (352) 243-2563	Telephone: (407) 654-4609

East Colonial Office	Orange City Office	Winter Haven Office
12901 East Colonial Dr.	902 Saxon Blvd., Suite 101	7476 Cypress Gardens Blvd. Southeast
Orlando, FL	Orange City, FL	Winter Haven, FL
Telephone: (407) 275-3075	Telephone: (386) 775-1392	Telephone: (863) 326-1918

Englewood Office	Ormond Beach Office	Winter Springs Office
2930 South McCall Rd.	115 North Nova Rd.	851 East State Route 434
Englewood, FL	Ormond Beach, FL	Winter Springs, FL
Telephone: (941) 460-0601	Telephone: (386) 256-3813	Telephone: (407) 327-6064

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd., Suite 18	220 Livingston St.	215 North St.
Pittsfield, MA	Northvale, NJ	Bennington, VT
Telephone: (413) 236-8400	Telephone: (201) 750-1501	Telephone: (802) 447-4952

Great Barrington Office	Ramsey Office
326 Stockbridge Rd.	385 North Franklin Tpk.
Great Barrington, MA	Ramsey, NJ
Telephone: (413) 644-0054	Telephone: (201) 934-1429

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

OFFICERS		BOARD OF DIRECTORS

PRESIDENT AND		Dennis A. De Gennaro
CHIEF EXECUTIVE OFFICER		President, Camelot Associates Corporation
Robert J. McCormick		Commercial and Residential Construction
Chairman, TrustCo Bank Corp NY

EXECUTIVE VICE PRESIDENT AND		Brian C. Flynn, CPA
CHIEF OPERATING OFFICER		KPMG LLP
Robert T. Cushing		Retired Partner

EXECUTIVE VICE PRESIDENT AND		Thomas O. Maggs
CHIEF BANKING OFFICER		President, Maggs & Associates
Scot R. Salvador		Insurance Agency

EXECUTIVE VICE PRESIDENT AND		Anthony J. Marinello, M.D., Ph.D.
CHIEF RISK OFFICER		Physician
Robert M. Leonard
Robert J. McCormick
SENIOR VICE PRESIDENT AND		President and Chief Executive Officer
TREASURER		TrustCo Bank Corp NY
Eric W. Schreck
William D. Powers
SENIOR VICE PRESIDENT AND		Partner, Powers & Co., LLC
CHIEF FINANCIAL OFFICER		Consulting
Michael M. Ozimek
William J. Purdy
SECRETARY		President, Welbourne & Purdy Realty, Inc.
Michael J. Hall, Esq.		Real Estate

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS
Lionel O. Barthold	James H. Murphy, D.D.S.	Edwin O. Salisbury
Nancy A. McNamara	Richard J. Murray, Jr.	William F. Terry
John S. Morris, Ph.D.	Anthony M. Salerno

Trustco Bank Officers

PRESIDENT AND CHIEF
EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT
AND CHIEF OPERATING OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT
AND CHIEF RISK OFFICER
Robert M. Leonard

EXECUTIVE VICE PRESIDENT
CHIEF BANKING OFFICER AND
CHIEF LENDING OFFICER
Scot R. Salvador

ACCOUNTING/FINANCE
Senior Vice President and
Chief Financial Officer
Michael M. Ozimek
Vice President
Harry A. Kabalian
Interest Rate Risk Vice President
Kevin T. Timmons
Assistant Vice President
Christopher A. Halstead
Officers
Elizabeth Bennett
Lynn M. Hallenbeck
Michael F. McMahon

AUDIT
Director of Internal Audit
Daniel R. Saullo
Officers
Kenneth Hughes Jr.
Jasmine K. Silver

BRANCH ADMINISTRATION
Senior Vice President and
Florida Regional President
Eric W. Schreck
Vice President
Carly K. Batista
BRANCH ADMINISTRATION
(continued)
Assistant Vice President
Gloryvel Morales
Officers
Amy E. Anderson
Mark J. Cooper
John A. Croke
Jonathan R. Goodell
William Janz
Lesly Jean-Louis
Paul D. Matthews
Seeranie Ramjeet
Jocelyn E. Vizcara
Berkley K. Young

COLLECTIONS/ OPERATIONS/
CREDIT
Senior Vice President
Chief Operations Officer
Kevin M. Curley
Vice President
Michael V. Pitnell
Officers
Stacy L. Marble
Aislinn E. Melia

COMPLIANCE/ RISK/ BSA/
CREDIT ADMINISTRATION
Administrative Vice President
Chief Compliance Officer
Information Security Officer
Michael J. Ewell
Vice President, Counsel
Michael J. Hall, Esq.
Vice President
Michelle L. Simmonds
Assistant Vice Presidents
Jennifer L. Meadows
Lara Ann Gough
Officers
Linda M. Bow
Jason T. Goodell
James A.P. McCarthy, Esq.
FINANCIAL SERVICES
Administrative Vice President
Chief Trust Officer
Patrick J. LaPorta, Esq.
Vice President
Thomas M. Poitras
Assistant Vice President
Richard W. Provost
Officers
Michael D. Bates
John W. Bresonis
William Heslin
Clint M. Mallard
Lauren Maxwell

GENERAL SERVICES
Officer
Joseph N. Marley

INFORMATION TECHNOLOGY
Chief Technology Officer
Volney R. LaRowe

LENDING
Administrative Vice President
Michael J. Lofrumento
Vice Presidents
Patrick M. Canavan
John R. George
Officers
Suzanne E. Breen
James M. Poole
Joseph M. Rice

MARKETING
Officer
Adam E. Roselan

PERSONNEL/
QUALITY CONTROL/
TRAINING
Director of Human Resources
Mary-Jean Riley
Officer
Takla A. Awad
Jessica M. DeVoe

General Information

ANNUAL MEETING
Thursday, May 18, 2016
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

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2016 upon written request. Requests and related inquiries should be directed to Kevin T. Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 12,200 shareholders of record of TrustCo common stock as of February 8, 2017.

SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)

ORE Property One, Inc.
Orlando, Florida

ORE Property Two, Inc.
Orlando, Florida

ORE Subsidiary Corporation
Glenville, New York

TRANSFER AGENT
Computershare
Regular Mail
P.O Box 30170
College Station, TX 77842-3170

Overnight Delivery
211 Quality Circle Suite
210 College Station, TX 77845

Toll Free: 1-800-368-5948

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by SNL Financial LC, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in SNL’s coverage universe. The index included 409 companies as of February 22, 2017. A list of the component companies can be obtained by contacting TrustCo.

	Period Ending
Index	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16
TrustCo Bank Corp NY	100.00	98.85	140.53	147.70	130.13	192.69
Russell 2000	100.00	116.35	161.52	169.43	161.95	196.45
SNL Bank and Thrift	100.00	134.28	183.86	205.25	209.39	264.35