Form 10-K, Exhibit 13
period 2017-12-31
TRUSTCO BANK CORP N Y
filed 2018-03-01
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 145 community banking offices and 157 Automatic Teller Machines throughout the Bank’s market areas. The Company serves 5 states and 32 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2017		2016		Percent Change
Income:
Net interest income	$154,368		$146,055		5.69%
Net Income	43,145		42,601		1.28
Per Share:
Basic earnings	0.449		0.446		0.65
Diluted earnings	0.448		0.445		0.76
Book value at period end	4.76		4.52		5.30
Average Balances:
Assets	4,875,668		4,790,701		1.77
Loans, net	3,514,900		3,348,324		4.97
Deposits	4,171,396		4,149,201		0.53
Shareholders' equity	447,680		428,389		4.50
Financial Ratios:
Return on average assets	0.88%		0.89%		(1.12)
Return on average equity	9.64		9.94		(3.02)
Consolidated tier 1 capital to:
Total assets (leverage)	9.45		9.11		3.72
Risk-adjusted assets	18.02		17.78		1.34
Common equity tier 1 capital ratio	18.02		17.78		1.34
Total capital to risk-adjusted assets	19.28		19.04		1.27
Net loans charged off to average loans	0.05		0.11		(57.13)
Allowance for loan losses to nonperforming loans	1.81	x	1.75	x	3.54
Efficiency ratio*	53.75%		55.67%		3.45
Dividend Payout ratio	58.44		58.88		(0.75)

*	Non-GAAP figure; refer to Non-gaap financial measures reconciliation section for definition

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price
					High	Low

2017
First quarter	$0.114	$0.114	$0.0656	$4.57	$8.00	$7.80
Second quarter	0.127	0.127	0.0656	4.66	7.75	7.58
Third quarter	0.131	0.131	0.0656	4.73	9.10	8.85
Fourth quarter	0.077	0.076	0.0656	4.76	9.30	9.15

2016
First quarter	$0.109	$0.109	$0.0656	$4.44	$6.63	$5.60
Second quarter	0.110	0.109	0.0656	4.51	6.37	5.17
Third quarter	0.114	0.114	0.0656	4.56	7.25	6.13
Fourth quarter	0.113	0.113	0.0656	4.52	8.85	6.60

*Certain of the financial measures used in this report, such as Tax-Equivalent Net Interest Income and Tax-Equivalent Net Interest Margin, Tangible Book Value Per Share and the Efficiency Ratio, are determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of these measures to the closest comparable GAAP financial measures is presented herein.

Financial Highlights	1

President’s Message	3-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Glossary of Terms	34

Management’s Report on Internal Control Over Financial Reporting	37

Report of Independent Registered Public Accounting Firm	38

Consolidated Financial Statements and Notes	39-94

Branch Locations	95-100

Officers and Board of Directors	101-102

General Information	103-107

Share Price Information	105

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message

Dear fellow shareholders:

Thank you for being part of the continued success of TrustCo.  The Company made significant progress in key areas during 2017.  Average residential loans, our primary lending focus, were up more than 8% in 2017 and reached an all-time high.  Our deposit base and liquid balance sheet continued to provide funding for the expansion of our loan portfolio.  Over 74% of our deposit base is comprised of core accounts, which contributes to both strong financial stability and a low cost of funds.  These elements, along with our continued focus on managing costs, combined to help generate a 12.4% increase in pretax earnings.  As you will see in the report, our return on average equity, efficiency ratio and other key metrics remain strong. We were pleased to share this success by giving every single employee of the company a bonus.  TrustCo continues to provide its owners with a solid cash dividend, building on a record that reaches back well over one hundred years.

We have taken significant steps to enhance our ability to deliver banking services over a variety of technological platforms, but we remain strongly committed to our branch network as a key differentiator.  Our branches are the preferred venue for many of our customers to conduct business and we view each branch as a hub to acquire an additional share of existing customers’ financial business, as well as a key tool to attract new customers.  To that end, we have continued to invest in the relocation and refurbishment of branches throughout our network, and will continue to selectively open new offices in attractive locations in or near our existing markets.  Our branch system has significant capacity to add customers to fuel the continued expansion of our balance sheet and profits going forward.  We continually work toward maximizing the value of TrustCo, and our efforts in growing our customer base are a key element in achieving that goal.

We are pleased to report that the bank's primary regulator, the Comptroller of the Currency, has released Trustco from the formal agreement it entered in 2015. We are very proud of each and every member of our team who heard the guidance that our regulators were giving and spared no effort in doing what needed to be done. A lesser team might have faltered under the burden, but our team, and our company, flourished.  I believe that TrustCo emerges as a fundamentally stronger institution, well positioned to face the challenges that lie ahead and, importantly, to take advantage of the opportunities we develop.

Investors are taking an increasingly broad view when they choose where and how to deploy their assets. We value all of our shareholders and engage with our owners on key issues.  We believe our investors know that TrustCo is a good corporate citizen, with a demonstrated record of offering branch services and lending in all areas of our footprint, not just cherry picking elite sections. We do this because it is both the right thing to do and it is the right thing for our business. The diversity of the TrustCo workforce, our extensive charitable giving, and numerous initiatives in environmental responsibility and good corporate governance further demonstrate TrustCo’s commitment the principles of "ESG" - environmental, social and governance.  I believe all of these elements will contribute to the sustainable growth of the value of our Company.

President’s Message (continued)

This year saw the retirement of two of our stalwarts - former Chief Operating Officer Bob Cushing and Director William Purdy. Sadly, Bill passed shortly after his retirement. He is missed. Upon Bob's retirement, we wish him Godspeed as he enters the adventure of a new chapter in his life. Additionally, it has been my privilege to promote several key people who have, for years, brought professional competence and diversity of perspective to our management team. Carly Batista and Michelle Simmonds were named Administrative Vice Presidents. Ann Gough was promoted to Vice President and Andrea McGuire joined us as Accounting Vice President. I am also very pleased that we were able to add Lisa Reutter to our Board of Directors. We look forward to sharing in Lisa's experience and insight. Please join me in celebrating the achievements of these exceptional women.

In the strong and deep tradition of TrustCo, however, we will not rest based on our success in 2017. Changes in the tax laws will provide a welcome boost going forward, but at the same time there are always new challenges to be met and new opportunities to capitalize on.  We fully intend to meet those challenges and leverage these opportunities into growth in the balance sheet. We look forward to great things in the coming years and enthusiastically embrace the promise of a bright future.

Sincerely,

Robert J. McCormick
President and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2017 and, in summary form, the two preceding years. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2017 should be read in conjunction with this review. Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2017 despite a challenging operating environment and mixed economic conditions. Among the key results for 2017, in management’s view:

•	Net income before taxes increased 12.4% in 2017 versus 2016;

•
Net income increased in 2017 versus 2016 despite a $5.1 million cost related to the implementation of the Tax Cuts and Jobs Act (the "Tax Act") that was signed into law on December 22, 2017 (see details under “Tax Cuts and Jobs Act”);

•	Period-end loans were up $206 million for 2017 compared to the prior year;

•	Period-end core (non-maturity) deposits were up $70 million for 2017 compared to the prior year;

•	Nonperforming assets declined $1.7 million or 5.8% to $27.6 million from year-end 2016 to year-end 2017;

•	Net interest margin improved 11 basis points to 3.22% in 2017 versus 2016;

•	At 53.7%, the efficiency ratio remained substantially better than peer-group levels (see Non-GAAP Financial Measures Reconciliation), and;

•
The regulatory capital levels of both the Company and the Bank improved at December 31, 2017 relative to the prior year, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

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

Return on average equity was 9.64% in 2017 compared to 9.94% in 2016, while return on average assets was 0.88% in 2017 as compared to 0.89% in 2016.  Both return on average equity and return on average assets were affected by the noted $5.1 million item related to the Tax Cuts and Jobs Act.

The economic and business environment generally improved during 2017 but remains mixed. Real gross domestic product (“GDP”) increased 2.3% in 2017 and 1.5% in 2016, based on the advance estimate published on January 26, 2018, with stronger growth during the middle of the year than in the first and fourth quarters. This annual rate of growth remains well below the range exhibited during more robust periods of economic activity, such as the 4% to 6% range experienced during the 1990s. Equity markets were very strong in 2017 with the Dow Jones Industrial Average up 25.1%, the S&P 500 up 19.4% and the Russell 2000 index up 13.1%. The bulk of the gains came later in the year, particularly in the fourth quarter.  United States Treasuries saw significant price changes over the course of 2017, with the slope of the yield curve shifting considerably. Yields were generally stable for the first two months of the year for most maturities, but began to diverge thereafter with that divergence accelerating late in the year.  Short term yields responded to the increases in the target Federal funds range by rising relatively sharply; however, mid-term yields rose to a lesser degree, and yields from 10 years and out were flat or down.  The net result was that the steepness of the yield curve, as measured by the spread between longer term (10 year) and shorter term (2 year) yields declined during the year, from 125 basis points going into 2017 to 51 basis points at the end of the year.  On average, the spread declined from 102 basis points to 93 basis points.  Most overseas markets experienced better conditions in 2017 than in recent years, but generally remain in low growth modes with less than full employment and a lack of demand for much of the year, however conditions generally improved over the course of the year resulting in a more optimistic outlook for 2018.  The outlook for the United States economy in 2017 is complicated by political factors; however, many observers expect slightly better GDP growth in 2018 than was reported for 2017, and the Tax Act should result in stronger corporate profits even without consideration for economic improvement.  Proposed spending on infrastructure could contribute to improved conditions while other initiatives, such as potentially adding barriers to trade, could do the opposite and may have unintended effects on American consumers.  Employment increased and the unemployment rate declined, although labor force participation remains an ongoing issue. Wage growth also remains mixed, with some progress but with real wages remaining below expectations in an economy with a low unemployment level. The recently weakened dollar provides some significant benefits in terms of making US products more competitive overseas, but also makes imported goods and services more expensive. Regulatory changes put in place in response to the 2007-2008 financial crisis have added significant cost to the banking industry.  The new administration has made some progress in reducing that regulatory burden but has yet to achieve wholesale changes.  More significant changes could benefit the banking industry both in terms of cost structure and in terms of operational efficiency.

Management believes that TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practice. TrustCo has not engaged in the types of high risk loans and investments that often led to industry problems in prior years. While we continue to adhere to prudent underwriting standards, as a lender, we may be adversely impacted by general economic weaknesses and by a downturn in the housing market in the areas we serve.

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

Termination of Regulatory Agreement

On February 14, 2018, the Office of the Comptroller of the Currency (OCC) notified Trustco Bank that it had terminated the July 21, 2015 agreement between the OCC and the Bank effective February 7, 2018. The agreement had required the Bank to take various actions in areas such as compliance, corporate governance, audit, capital planning including dividends, and strategic planning, among others.

Tax Cuts and Jobs Act

On December 22, 2017 the Tax Cuts and Jobs Act (the "Tax Act") was signed into law.  The Tax Act makes broad and complex changes to the U.S. tax code that affected our 2017 results and that will affect future periods. Among the Tax Act’s changes is a reduction of the statutory corporate tax rate from 35% to 21%.  The lower tax rate will have a significant beneficial impact on the Company’s results going forward, but also resulted in the revaluation of net deferred tax assets on our balance sheet as of December 31, 2017, based on the lower tax rate. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted through income tax expense as changes in tax laws are enacted.  The rate reduction is effective January 1, 2018. Included in results for the fourth quarter and full year 2017 is a reduction in the value of net deferred tax assets of $5.1 million, which was recorded as additional income tax expense for the quarter ended December 31, 2017. This charge had a negative impact on reported net income, earnings per share, return on average equity and return on average assets for the quarter and year ended December 31, 2017.  Given the short time frame since enactment, we cannot predict whether, or to what extent, the Tax Act will affect any of our product and service offerings.

Overview

2017 results were marked by continued growth in the Company’s loan portfolio. The loan portfolio grew to a total of $3.64 billion, an increase of $205.8 million or 6.0% over the 2016 year-end balance. Deposits ended 2017 at $4.17 billion, down slightly from $4.20 billion the prior year-end, however core (non-maturity) deposits rose $69.7 million over the period as the company focused efforts on these lower cost funding sources. The year-over-year increases in loans and core deposits reflect the success the Company has had in attracting customers to the Bank, both in newer branch locations as well as in its established offices. Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible. Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $43.1 million or $0.448 of diluted earnings per share for the year ended December 31, 2017, compared to $42.6 million or $0.445 of diluted earnings per share for the year ended December 31, 2016.   Net income before taxes was $76.7 million in 2017 compared to $68.3 million in 2016.

During 2017, the following had a significant effect on net income:

•
an increase of $8.3 million in net interest income from 2016 to 2017 as a result of a combination of 2.0% growth in average interest earning assets and an 11 basis point increase in the net interest margin to 3.22%;

•	a decrease of $950 thousand in the provision for loan losses to $2.0 million in 2017;

•	the recognition of zero net gains on securities transactions in 2017 compared to net securities gains of $668 thousand recorded in 2016;

•	an increase of just $167 thousand in total non-interest expense, as compared to 2016, and;

•	an increase of $7.9 million in income tax expense from $25.7 million in 2016 to $33.6 million in 2017.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2017 and 2016, including:

•
return on average equity of 9.64% for 2017 and 9.94% for 2016, compared to medians of 8.37% in 2017 and 9.21% in 2016 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence Financial with assets of $2 billion to $10 billion, and

•
an efficiency ratio, as calculated by S&P Global Market Intelligence, of 53.72% for 2017 and 55.66% for 2016, compared to the peer group medians of 58.62% in 2017 and 60.08% in 2016.  Note that the S&P calculation differs slightly from our calculation.

During 2017, TrustCo’s results were positively affected by the growth of low-cost core deposits, strong loan growth and a shift in asset mix. Despite the changes in the interest rate environment during 2017, the Company was able to continue to attract deposits at relatively low yields. On average for 2017, non-maturity deposits were 73.7% of total deposits, up from 72.0% in 2016. Overall, the cost of interest bearing liabilities decreased 3 basis points to 0.36% in 2017 as compared to 2016. Average loan balances increased 5.0% from 2016 to 2017, while the total of short-term investments, available for sale securities and held to maturity securities decreased 11.1%, resulting in average loans growing to 73.4% of average earning assets in 2017 from 71.3% in 2016. Given that loan yields were approximately 200 basis points above the yield on the total of short-term investments and securities, this shift, combined with the growth of average earning assets, the increase in the Federal funds target rate and the decline in funding cost, contributed to the $8.3 million increase in net interest income from 2016 to 2017. The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short-term securities. The changing rate environment in 2017 resulted in maturing and called securities being reinvested, as noted, in loans as well as into a combination of Federal funds and bonds. The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, despite the increases in the target Federal funds range, along with modest economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2017. The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of between 0.00% to 0.25% by year-end. That target range was in place throughout most of 2015. The FRB increased the target range several times beginning in December of 2015, with the target range now at 1.25% to 1.50%. The FRB Federal Open Market Committee (“FOMC” or “Committee”) affirmed in its January 31, 2018 press release that it would maintain “the target range for the federal funds rate at 1.25% to 1.50%. The stance of monetary policy remains accommodative, thereby supporting strong labor market conditions and a sustained return to 2 percent inflation.  In determining the timing and size of future adjustments to the target range for the federal funds rate, the Committee will assess realized and expected economic conditions relative to its objectives of maximum employment and 2 percent inflation. This assessment will take into account a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial and international developments. The Committee will carefully monitor actual and expected inflation developments relative to its symmetric inflation goal. The Committee expects that economic conditions will evolve in a manner that will warrant further gradual increases in the federal funds rate; the federal funds rate is likely to remain, for some time, below levels that are expected to prevail in the longer run. However, the actual path of the federal funds rate will depend on the economic outlook as informed by incoming data.”  Most economists currently believe that there will likely be two or three increases in the target rate in 2018, very much subject to what new data indicates about the strength of the economy.”

As discussed previously, some market interest rates moved significantly during the course of 2017, with shorter term rates rising sharply but longer term rates remaining roughly flat versus year-end 2016.  Overall, trends in market rates caused a flattening of the yield curve, on average, during the year.   The average daily spread between the ten year Treasury and the two year Treasury was 93 basis points in 2017, down from an average of 102 basis points in 2016 and 145 basis points in 2015. The spread narrowed more significantly later in the year, ending 2017 at 51 basis points. A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits. The tables below illustrate the range of key Treasury bond interest rates during 2016 and 2017.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2017
Beginning of Year	0.51	1.20	1.93	2.45	1.25
Peak	1.47	1.92	2.26	2.62	1.30
Trough	0.50	1.12	1.63	2.05	0.51
End of Year	1.39	1.89	2.20	2.40	0.51
Average	0.95	1.40	1.91	2.33	0.93
Median	1.01	1.34	1.90	2.34	0.91

2016
Beginning of Year	0.16	1.06	1.76	2.27	1.21
Peak	0.55	1.29	2.10	2.60	1.34
Trough	0.16	0.56	0.94	1.37	0.76
End of Year	0.51	1.20	1.93	2.45	1.25
Average	0.31	0.84	1.35	1.86	1.02
Median	0.30	0.81	1.26	1.79	1.00

Source: S&P Global Market Intelligence

In addition to changes in interest rates, economic conditions have a significant impact on the allowance for loan losses. The decrease in the provision for loan losses from $3.0 million in 2016 to $2.0 million in 2017 positively affected net income. Net charge-offs decreased from $3.8 million in 2016 to $1.7 million in 2017. Nonperforming loans decreased from $25.1 million to $24.4 million, and the nature of these loans remained relatively consistent in terms of both geographic location and loan type from year-to-year. Details on nonperforming loans and net charge-offs are included in the notes to the financial statements. The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions, with reductions in both nonperforming loans (“NPLs”) and charge-offs.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo’s branch network remained at 145 during 2017, with one branch opening and one closing. The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added during the major branch expansion that was completed in 2010.

Although that specific expansion program is complete, the Company typically opens new offices each year, filling in or extending existing markets. The expansion program was established to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region. The Company has experienced significant growth in both markets as measured by deposit balances, and to a lesser extent, by loan balances. All new branches have the same products and features found at other Trustco Bank locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities. The branches opened since the expansion program began have continued to add to the Company’s customer base. As expected, some branches have grown more rapidly than others. Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical. The expansion program has contributed significantly to the growth of both deposits and loans, as well as to non-interest income and non-interest expense. The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non-interest income. Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets. Average interest earning assets were 98.3% and 98.1% of average total assets for 2017 and for 2016 respectively.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the “Federal Funds” rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. As noted previously, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008. The target range remained at that level until December 2015 when the range was increased to 0.25% to 0.50%.  Subsequent increases have resulted in the current range of 1.25% to 1.50%.

The yield on the ten-year Treasury bond decreased by 5 basis points from 2.45% at the beginning of 2017 to the year-end level of 2.40%, despite the increases in short term rates. The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the ten-year Treasury. The Federal Funds sold portfolio and other short-term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates increase, the fair value of the securities will decrease and the reverse is also generally applicable. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. Higher market interest rates also generally increase the value of retail deposits.

While the increase in the Federal Funds target range had a beneficial impact on earnings on the Company’s cash position, the net effect of market changes in interest rates during 2017 was that yields earned on both the investment portfolios and loans remained quite low in 2017 relative to historic levels, while deposit costs were roughly stable.

Earning Assets

Average earning assets during 2017 were $4.79 billion, which was an increase of $92.3 million from 2016. This increase was the result of growth in the average balance of net loans of $166.6 million, offset by decreases of $50.9 million in Federal Funds sold and other short-term investments, $13.0 million in held-to-maturity securities and $10.2 million in securities available for sale between 2016 and 2017. The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset decreases in each of the other loan categories. The increase in real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $4.88 billion for 2017 and $4.79 billion for 2016.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2017 vs.	2016 vs.	Components of Total Earning Assets
	2017	2016	2015	2016	2015	2017	2016	2015
Loans, net	$3,514,900	$3,348,324	3,234,806	166,576	113,518	73.4%	71.3	69.9

Securities available for sale (1):
U.S. government sponsored enterprises	139,652	101,242	107,436	38,410	(6,194)	2.9	2.2	2.3
State and political subdivisions	682	991	1,812	(309)	(821)	0.0	0.0	0.0
Mortgage-backed securities and collateralized mortgage obligations-residential	350,256	410,646	439,343	(60,390)	(28,697)	7.3	8.7	9.5
Corporate bonds	41,946	17,088	613	24,858	16,475	0.9	0.4	0.0
Small Business Administration-guaranteed participation securities	73,996	86,407	97,496	(12,411)	(11,089)	1.5	1.8	2.1
Mortgage-backed securities and collateralized mortgage obligations-commercial	9,963	10,284	10,566	(321)	(282)	0.2	0.2	0.2
Other	685	683	685	2	(2)	0.0	0.0	0.0
Total securities available for sale	617,180	627,341	657,951	(10,161)	(30,610)	12.9	13.4	14.2

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	31,266	40,830	53,763	(9,564)	(12,933)	0.7	0.9	1.2
Corporate bonds	6,663	10,145	9,967	(3,482)	178	0.1	0.2	0.2
Total held-to-maturity securities	37,929	50,975	63,730	(13,046)	(12,755)	0.8	1.1	1.4

Federal Reserve Bank and Federal Home
Loan Bank stock	9,295	9,554	9,414	(259)	140	0.2	0.2	0.2
Federal funds sold and other short-term investments	611,586	662,436	664,516	(50,850)	(2,080)	12.8	14.1	14.4
Total earning assets	$4,790,890	$4,698,630	$4,630,417	92,260	68,213	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2017, the Company experienced another year of significant loan growth. The $205.8 million increase in the Company’s gross loan portfolio from December 31, 2016 to December 31, 2017 was due to higher residential mortgage balances, which offset lower balances in other loan categories. Average loans increased $166.6 million during 2017 to $3.51 billion. Interest income on the loan portfolio increased to $148.2 million in 2017 from $143.7 million in 2016. The average yield declined 7 basis points to 4.22% in 2017 compared to 2016.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$176,385	4.9%	$182,653	5.3%	$192,789	5.9%
Real estate - construction	30,946	0.9	24,826	0.7	26,594	0.8
Real estate - mortgage	3,111,397	85.6	2,879,448	83.9	2,705,205	82.1
Home equity lines of credit	308,916	8.5	334,841	9.8	359,325	10.9
Installment loans	8,763	0.2	8,818	0.3	9,391	0.3
Total loans	3,636,407	100.0%	3,430,586	100.0%	3,293,304	100.0%
Less: Allowance for loan losses	44,170		43,890		44,762
Net loans (1)	$3,592,237		$3,386,696		$3,248,542

	Average Balances
	2017		2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$175,596	5.0%	$186,800	5.6%	$195,265	6.0%	$201,317	6.7%	$193,065	7.0%
Real estate - construction	26,616	0.8	23,645	0.7	29,101	0.9	35,109	1.2	36,689	1.3
Real estate - mortgage	2,985,870	84.9	2,779,451	83.0	2,647,265	81.8	2,428,383	80.6	2,201,348	79.4
Home equity lines of credit	318,660	9.1	350,004	10.5	354,718	11.0	343,264	11.4	335,409	12.1
Installment loans	8,158	0.2	8,424	0.3	8,457	0.3	6,083	0.2	5,152	0.2

Total loans	3,514,900	100.0%	3,348,324	100.0%	3,234,806	100.0%	3,014,156	100.0%	2,771,663	100.0%
Less: Allowance for loan losses	44,319		44,718		46,023		47,409		48,452
Net loans (1)	$3,470,581		$3,303,606		$3,188,783		$2,966,747		$2,723,211

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products. Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. The average balance of residential real estate mortgage loans was $3.00 billion in 2017 and $2.79 billion in 2016. Income on real estate loans increased to $125.0 million in 2017 from $119.8 million in 2016. The yield on the portfolio decreased from 4.29% in 2016 to 4.16% in 2017 due to changes in retail rates in the marketplace. The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $185.4 million in 2017 decreased by $10.7 million from $196.1 million in 2016.  Average commercial loans included $9.8 million and $9.3 million of commercial real estate construction loans in 2017 and 2016, respectively.   The average yield on the commercial loan portfolio decreased to 5.25% for 2017 from 5.27% in 2016, which, coupled with the lower average balance resulted in interest income on commercial loans of $9.7 million in 2017 and $10.3 million in 2016.

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

TrustCo has a strong position in the home equity credit line product in its market area. During 2017, the average balance of home equity credit lines was $318.7 million, a decrease from $350.0 million in 2016. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs. Changes in consumer behavior have resulted in this product being somewhat less popular in recent years.  TrustCo’s average yield on this portfolio was 3.98% for 2017 and 3.65% in 2016. This resulted in interest income on home equity credit lines of $12.7 million in 2017, compared to $12.8 million in 2016.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2017
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$46,094	44,367	85,924	176,385
Real estate construction	30,946	-	-	30,946

Total	77,040	44,367	85,924	207,331

Predetermined rates	38,256	44,367	85,924	168,547
Floating rates	38,784	-	-	38,784

Total	$77,040	44,367	85,924	207,331

At December 31, 2017 and 2016, the Company had approximately $30.9 million and $24.8 million of real estate construction loans, respectively. Of the $30.9 million in real estate construction loans at December 31, 2017, approximately $21.1 million were secured by first mortgages to residential borrowers with the remaining $9.8 million were loans to commercial borrowers for residential construction projects.  Of the $24.8 million in real estate construction loans at December 31, 2016, approximately $16.3 million were secured by first mortgages to residential borrowers while approximately $8.5 million were to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2017		2016		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$139,890	137,851	119,887	117,266	86,899	86,737
State and political subdivisions	515	525	873	886	1,270	1,290
Mortgage backed securities and collateralized mortgage obligations-residential	320,614	315,983	378,068	372,308	416,625	411,729
Corporate bonds	40,270	40,162	40,956	40,705	-	-
Small Business Adminstration-guaranteed participation securities	68,921	67,059	81,026	78,499	92,620	90,416
Mortgage backed securities and collateralized mortgage obligations-commercial	9,810	9,700	10,130	10,011	10,422	10,180
Other	650	650	650	650	650	650
Total debt securities available for sale	580,670	571,930	631,590	620,325	608,486	601,002
Equity securities	35	35	35	35	35	35
Total securities available for sale	580,705	571,965	631,625	620,360	608,521	601,037
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	27,551	28,701	35,500	37,236	46,490	48,798
Corporate bonds	-	-	9,990	10,290	9,975	10,641
Total held to maturity securities	27,551	28,701	45,490	47,526	56,465	59,439
Total investment securities	$608,256	600,666	677,115	667,886	664,986	660,476

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

Holdings of various types of securities may vary from year-to-year depending on management’s assessment of relative risk and reward, and also due to timing issues of call, maturities, prepayments and purchases.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2017 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2017, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery. Accordingly, at December 31, 2017 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2017, the carrying value of securities available for sale amounted to $572.0 million, compared to $620.4 million at year end 2016. For 2017, the average balance of securities available for sale was $617.2 million with an average yield of 1.95%, compared to an average balance in 2016 of $627.3 million with an average yield of 1.87%. The taxable equivalent income earned on the securities available for sale portfolio in 2016 was $11.7 million, compared to $12.1 million earned in 2017.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2017, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $120 thousand and gross unrealized losses of approximately $8.9 million. At December 31, 2016, the fair value of the company’s portfolio of securities available for sale carried gross unrealized gains of approximately $136 thousand and gross unrealized losses of approximately $11.4 million. As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2017 the Company held $27.6 million of held to maturity securities, compared to $45.5 million at December 31, 2016. For 2017, the average balance of held to maturity securities was $37.9 million, compared to $51.0 million in 2016. Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth or future investment opportunities. The average yield on held to maturity securities increased from 4.06% in 2016 to 4.11% in 2017 as the mix within the portfolio changed due primarily to paydowns and prepayments on the mortgage-backed securities held in the portfolio. The maturity of a corporate bond with a relatively high yield will impact the overall yield on this portfolio in 2018.  Interest income on held to maturity securities declined from $2.1 million in 2016 to $1.6 million in 2017, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2017 was $28.7 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity. At December 31, 2017 none of the securities in this portfolio had fair values that were less than the amortized cost.

Securities Gains: During 2017, TrustCo did not recognize any net gains from securities transactions, compared to net gains of $668 thousand in 2016 and $251 thousand in 2015. There were no sales or transfers of held to maturity securities in 2017, 2016 and 2015.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2017
	Maturing:
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

Debt securities available for sale:
U. S. government sponsored enterprises
Amortized cost	$15,000	124,890	-	-	139,890
Fair Value	14,990	122,861	-	-	137,851
Weighted average yield	1.03%	1.87	-	-	1.78
State and political subdivisions
Amortized cost	$8	448	59	-	515
Fair Value	8	458	59	-	525
Weighted average yield	5.43%	5.09	4.90	-	5.07
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$1,541	177,994	141,079	-	320,614
Fair Value	1,533	175,407	139,043	-	315,983
Weighted average yield	1.83%	2.28	2.34	-	2.30
Corporate bonds
Amortized cost	$30,175	10,095	-	-	40,270
Fair Value	30,143	10,019	-	-	40,162
Weighted average yield	1.47%	1.46	-	-	1.46
Small Business Administration-
guaranteed participation securities
Amortized cost	$-	14,957	53,964	-	68,921
Fair Value	-	14,463	52,596	-	67,059
Weighted average yield	-%	1.90	2.10	-	2.06
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	9,810	-	-	9,810
Fair Value	-	9,700	-	-	9,700
Weighted average yield	-%	1.68	-	-	1.68
Other
Amortized cost	$600	50	-	-	650
Fair Value	600	50	-	-	650
Weighted average yield	2.57%	1.92	-	-	2.52
Total securities available for sale
Amortized cost	$47,324	338,244	195,102	-	580,670
Fair Value	47,274	332,958	191,698	-	571,930
Weighted average yield	1.34%	2.07	2.28	-	2.08

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	25,631	1,920	-	27,551
Fair Value	-	26,638	2,063	-	28,701
Weighted average yield	-%	3.80	5.14	-	3.89
Corporate bonds
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Total held to maturity securities
Amortized cost	-	25,631	1,920	-	27,551
Fair Value	-	26,638	2,063	-	28,701
Weighted average yield	-%	3.80	5.14		3.89

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The level of calls in 2017 was lower than the 2016 level, as rising interest rates reduce the probability of calls. The probability of future calls will change depending on market interest rate levels. The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2017. Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2017 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2017
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$45,783	45,740	107,538	106,688
1 to 5 years	145,355	143,151	278,054	273,569
5 to 10 years	10,355	10,139	195,078	191,673
After 10 years	379,177	372,900	-	-
Total debt securities available for sale	$580,670	571,930	580,670	571,930

Held to maturity securities:

(dollars in thousands)	As of December 31, 2017
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
1 to 5 years	-	-	25,631	26,638
5 to 10 years	1,682	1,713	1,920	2,063
After 10 years	25,869	26,988	-	-
Total held to maturity securities	$27,551	28,701	27,551	28,701

Federal Funds Sold and Other Short-term Investments

During 2017, the average balance of Federal Funds sold and other short-term investments was $611.6 million, a decrease from $662.4 million in 2016. The average rate earned on these assets was 0.50% in 2016 and 1.09% in 2017. The increase in the average rate in 2017 was due to the increases in the Federal Funds target range that were implemented.  The full impact of the increases in the Federal Funds target range that occurred in 2017 will be realized in 2018. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $568.6 million for 2017, compared to $658.6 million at year end 2016. While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2017, some funds were shifted into higher yielding loans. Management will continue to evaluate the overall level of the Federal Funds sold and other short-term investments in 2018 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio. The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were $4.17 billion in 2017, compared to $4.15 billion in 2016, an increase of $22.2 million. Changes in deposit categories (average balances 2017 versus 2016) included: demand deposits up $12.8 million, interest-bearing checking deposits up $79.6 million, savings up $3.3 million, money market down $7.9 million and time deposits down $65.7 million. While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in core deposits reflects the focus on growing these lower costing funding sources by providing core banking services better, faster and cheaper than competitors.  The increase in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

MIX OF AVERAGE SOURCES OF FUNDING
(dollars in thousand)

				2017 vs.	2016 vs.	Components of Total Funding
	2017	2016	2015	2016	2015	2017	2016	2015
Retail deposits
Demand deposits	$382,658	369,820	348,552	12,838	21,268	8.7%	8.5	8.1
Savings	1,275,268	1,272,015	1,245,100	3,253	26,915	29.0	29.3	29.0
Time deposits under $250 thousand	960,408	1,018,571	1,075,880	(58,163)	(57,309)	21.8	23.5	25.1
Interest bearing checking accounts	844,010	764,399	708,331	79,611	56,068	19.2	17.6	16.5
Money market deposits	572,270	580,125	628,096	(7,855)	(47,971)	13.0	13.4	14.6
Total retail deposits	4,034,614	4,004,930	4,005,959	29,684	(1,029)	91.7	92.4	93.4
Time deposits over $250 thousand	136,782	144,271	97,546	(7,489)	46,725	3.1	3.3	2.3
Short-term borrowings	228,086	185,672	184,725	42,414	947	5.2	4.3	4.3
Total purchased liabilities	364,868	329,943	282,271	34,925	47,672	8.3	7.6	6.6
Total sources of funding	$4,399,482	$4,334,873	4,288,230	64,609	46,643	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2017			2016			2015
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$3,514,900	148,162	4.22%	$3,348,324	143,705	4.29%	$3,234,806	141,915	4.39%

Securities available for sale:
U.S. government sponsored enterprises	139,652	2,281	1.63	101,242	1,489	1.47	107,436	1,418	1.32
State and political subdivisions	682	55	8.06	991	80	8.07	1,812	133	7.40
Mortgage backed securities and collateralized mortgage obligations-residential	350,256	7,447	2.13	410,646	7,963	1.94	439,343	9,132	2.08
Corporate bonds	41,946	606	1.44	17,088	246	1.44	613	1	0.16
Small Business Administration-guaranteed participation securities	73,996	1,547	2.09	86,407	1,801	2.08	97,496	2,004	2.06
Mortgage backed securities and collateralized mortgage obligations-commercial	9,963	109	1.09	10,284	133	1.29	10,566	149	1.41
Other	685	16	2.34	683	16	2.34	685	16	2.34
Total securities available for sale	617,180	12,061	1.95	627,341	11,728	1.87	657,951	12,853	1.95
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	31,266	1,149	3.67	40,830	1,454	3.56	53,763	1,844	3.43
Corporate bonds	6,663	410	6.15	10,145	617	6.08	9,967	615	6.17
Total held to maturity securities	37,929	1,559	4.11	50,975	2,071	4.06	63,730	2,459	3.86
Federal Reserve Bank and Federal Home
Loan Bank stock	9,295	544	5.85	9,554	502	5.25	9,414	467	4.96
Federal funds sold and other short-term investments	611,586	6,679	1.09	662,436	3,407	0.50	664,516	1,725	0.26
Total interest earning assets	4,790,890	169,005	3.53%	4,698,630	161,413	3.44%	4,630,417	159,419	3.44%
Allowance for loan losses	(44,319)			(44,718)			(46,023)
Cash and noninterest earning assets	129,097			136,789			136,752
Total assets	$4,875,668			$4,790,701			$4,721,146
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$844,010	478	0.06%	$764,399	473	0.06%	$708,331	448	0.06%
Savings	1,275,268	1,729	0.14	1,272,015	2,148	0.17	1,245,100	2,468	0.20
Time deposits and money markets	1,669,460	10,983	0.66	1,742,967	11,592	0.67	1,801,522	12,067	0.67
Total interest bearing deposits	3,788,738	13,190	0.35	3,779,381	14,213	0.38	3,754,953	14,983	0.40
Short-term borrowings	228,086	1,402	0.61	185,672	1,091	0.59	184,725	1,214	0.66
Total interest bearing liabilities	4,016,824	14,592	0.36%	3,965,053	15,304	0.39%	3,939,678	16,197	0.41%
Demand deposits	382,658			369,820			348,552
Other liabilities	28,506			27,439			27,155
Shareholders' equity	447,680			428,389			405,761
Total liabilities and shareholders' equity	$4,875,668			$4,790,701			$4,721,146
Net interest income		154,413			146,109			143,222
Taxable equivalent adjustment		(45)			(54)			(74)
Net interest income		154,368			146,055			143,148
Net interest spread			3.16%			3.05%			3.03%
Net interest margin (net interest income to total interest earnings assets)			3.22			3.11			3.09

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and state tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5%, respectively, for 2017, 2016, and 2015. [The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders’ equity is $754 thousand, $849 thousand, and $3.1 million in 2017, 2016, and 2015, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio.] The gross amounts of the net unrealized loss has been included in cash and noninterest earning assets. Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits was 0.35% in 2017, down three basis points from 2016. The decrease in the cost of deposits more than offset the impact of the increase in the average balance of interest bearing deposits, resulting in a decrease of approximately $1.0 million in interest expense on deposits to $13.2 million in 2017.

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

Other funding sources: The Company had $228.1 million of average short-term borrowings outstanding during 2017, compared to $185.7 million in 2016. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was 0.61% in 2017 and 0.59% in 2016. This resulted in interest expense of approximately $1.4 million in 2017, compared to $1.1 million in 2016.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years Ended December 31,
	2017	2016	2015	2014	2013
Individuals, partnerships and corporations	$4,149,832	4,127,587	4,085,491	3,965,716	3,847,392
U.S. Government	-	-	-	2	-
States and political subdivisions	2,765	3,085	2,654	2,141	1,826
Other (certified and official checks, etc.)	18,799	18,529	15,360	11,109	14,202
Total average deposits by type of depositor	$4,171,396	4,149,201	4,103,505	3,978,968	3,863,420

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND

(dollars in thousands)
As of December 31, 2017

Under 3 months	$42,785
3 to 6 months	15,374
6 to 12 months	24,225
Over 12 months	54,398

Total	$136,782
VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2017 vs. 2016			2016 vs. 2015
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):
Federal funds sold and other short-term investments	$3,272	$(231)	$3,503	$1,682	(6)	1,688
Securities available for sale:
Taxable	358	(751)	1,109	(1,072)	(701)	(371)
Tax-exempt	(25)	(25)	(0)	(53)	(64)	11
Total securities available for sale	333	(776)	1,109	(1,125)	(765)	(360)
Held to maturity securities (taxable)	(512)	(564)	52	(388)	(447)	59
Federal Reserve Bank and Federal Home Loan Bank stock	42	(13)	55	35	7	28
Loans, net	4,457	6,985	(2,528)	1,790	4,898	(3,108)
Total interest income	7,592	5,401	2,191	1,994	3,687	(1,693)

Interest expense:
Interest bearing checking accounts	5	27	(22)	25	18	7
Savings	(419)	5	(424)	(320)	56	(376)
Time deposits and money markets	(609)	(571)	(38)	(475)	(256)	(219)
Short-term borrowings	311	259	52	(123)	6	(129)
Total interest expense	(712)	(280)	(432)	(893)	(176)	(717)
Net interest income (TE)	$8,304	5,681	2,623	$2,887	3,863	(976)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements. On January 1, 2015, a new capital rule took effect that revised the federal bank regulatory agencies’ risk-based capital requirements and, for the first time, subjected the Company to consolidated regulatory capital requirements. Among other matters, the rule also established a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increased the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changed the risk-weightings of certain assets, and changed what qualifies as capital for purposes of meeting the various capital requirements. In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (the capital conservation buffer) over the minimum risk-based capital levels before they may pay dividends, repurchase shares, or pay discretionary bonuses. The new rule will be phased-in over several years and will be fully in effect in 2019.  Calendar year 2017 was the third year of implementation of the new capital rules.

As of December 31, 2017, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the current and also fully phased-in capital conservation buffer is taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively. A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements. A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%. At December 31, 2017 and 2016, Trustco Bank met the definition of “well-capitalized.”

The Company’s dividend payout ratio was 58.4% of net income in 2017 and 58.9% of net income in 2016. The per-share dividend paid in both 2016 and 2017 was $0.2625. The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and, during 2017 and 2016, the Bank’s compliance with the capital plan required under the terms of the Bank’s July 21, 2015 formal agreement with the OCC. Under the OCC agreement, the Bank could declare or pay a dividend or make a capital distribution only (a) if the Bank was in compliance with its approved written capital plan, and would remain in compliance with such Capital Plan immediately following the declaration or payment of any dividend or capital distribution, and (b) following OCC approval under OCC capital distribution rules. The OCC could disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement. In addition, under the agreement signed with the OCC in 2015, the payment of dividends by the Bank are subject to prior approval. During 2017, the Bank could declare, with regulatory approval, dividends of approximately $68.2 million plus any 2018 net profits retained to the date of the dividend declaration.  As noted above, the OCC has terminated the formal agreement with the Bank effective February 7, 2018. As a result of the termination of the agreement, the Bank will not be required to obtain prior OCC approval of proposed dividend payments to the Company, although the Bank will be required to provide prior notice of intended dividends to the Federal Reserve Board and the OCC.

TrustCo’s consolidated Tier 1 risk-based capital was 18.02% of risk-adjusted assets at December 31, 2017, and 17.78% of risk-adjusted assets at December 31, 2016. Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2017 was 9.45%, as compared to 9.11% at year-end 2016.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 11,900 participants. During 2017, $2.5 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRP also allows for additional purchases by participants and has a discount feature (up to a 5% for safe harbor provisions) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. In addition, the Company utilizes an independent loan review function to evaluate management’s loan grading of non-homogeneous loans. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management’s ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions. At December 31, 2017 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2017 and 2016 totaled $27.6 million and $29.3 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.67% in 2017 and 0.73% in 2016. As of December 31, 2017 and 2016, there were $10.3 million of loans in non-accruing status that were less than 90 days past due. During 2017, a sale of approximately $4.4 million of nonperforming assets was completed at a gain of $925 thousand.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2017		2016		2015	2014	2013
Loans in nonaccrual status	$24,339		$25,018		28,212	33,886	43,227
Loans contractually past due 3 payments or more and still accruing interest	-		-		-	-	-
Restructured retail loans	38		42		48	125	166
Total nonperforming loans (1)	24,377		25,060		28,260	34,011	43,393
Foreclosed real estate	3,246		4,268		6,455	6,441	8,729
Total nonperforming assets	$27,623		$29,328		34,715	40,452	52,122
Allowance for loan losses	$44,170		$43,890		44,762	46,327	47,714
Allowance coverage of nonperforming loans	1.81	x	1.75	x	1.58	1.36	1.10
Nonperforming loans as a % of total loans	0.67%		0.73%		0.86	1.08	1.49
Nonperforming assets as a % of total assets	0.56		0.60		0.73	0.87	1.15

(1)
As of December 31, 2017, 2016 and 2015, the Company also had $11.8 million, $11.5 million and $10.6 million, respectively, of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank. Under guidance issued by the OCC in the third quarter of 2015,  these loans are deemed to be troubled debt restructurings (“TDRs”), and as such have been included in the impaired loan disclosures. For the periods prior to the OCC guidance, these loans were not considered to be TDRs.

At December 31, 2017, nonperforming loans include a mix of commercial and residential loans. Of the total nonaccrual loans of $24.3 million, $22.7 million were residential real estate loans and $1.5 million were commercial loans. It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed. Economic conditions improved over the last year, but remain challenging in some respects. The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2017, 76.9% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The Upstate New York region has been affected by the economic downturn to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices. The remaining 23.1% of the loan portfolio are Florida loans. The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the recent years. At December 31, 2017, 9.8% of nonperforming loans were in Florida and 90.2% were in the Company’s New York area markets. In management’s view, the Company’s traditionally strong underwriting standards and avoidance of exotic loan types has helped it avoid further deterioration in its Florida loan portfolio. At December 31, 2017 nonperforming Florida loans amounted to $2.4 million compared to $1.9 million at December 31, 2016.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $2.1 million and $2.4 million of commercial loans classified as impaired as of December 31, 2017 and 2016, respectively. In addition, there were $22.0 million and $21.6 million of residential TDRs classified as impaired at December 31, 2017 and 2016, respectively. Generally, residential TDRs involve the borrower filing for bankruptcy protection. The average balances of all impaired loans were $24.8 million during 2017, $22.4 million in 2016 and $26.6 million in 2015.

 Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2017, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons. These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectability or present other unfavorable features.

At year-end 2017 and 2016 there were $3.2 million and $4.3 million of foreclosed real estate, respectively. Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

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

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years. Net loans charged off in 2017 and 2016 were $1.7 million and $3.8 million, respectively. The decrease in net charge-offs was primarily the result of lower gross charge-offs in both the New York and Florida residential segments of the portfolio and lower commercial gross charge-offs in the New York segment. New York commercial gross charge-offs were down $723 thousand from 2016 to 2017, while residential gross charge-offs were down $1.4 million in 2017 relative to 2016. There were no Florida commercial charge-offs in either 2016 or 2017, while residential gross charge-offs were up $41 thousand from 2016 to 2017. Total gross installment charge-offs declined $123 from 2016 to 2017.  The changes in gross and net charge-offs in these categories reflected economic and market changes. During 2017, 90.2% of net charge-offs were on residential real estate loans, 11.2% were on installment loans and commercial loans actually experienced net recoveries, compared to an average loan mix of 5.3% commercial, 94.5% real estate (including home equity products) and 0.2% installment. Included in the net numbers cited above were recoveries of $791 thousand in 2017 and $888 thousand in 2016. The Company recorded a $2.0 million provision for loan losses in 2017 compared to $3.0 million in 2016. The decrease in the provision for loan losses in 2017 was primarily related to positive asset quality trends and improving economic conditions.

The allowance for loan losses increased from $43.9 million at December 31, 2016, or 1.28% of total loans at that date, to $44.2 million at December 31, 2017, or 1.21% of total loans at that date.

Management believes that the allowance for loan losses is a reasonable estimate for probable incurred losses in the portfolio as of  December 31, 2017.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2017	2016	2015	2014	2013
Amount of loans outstanding at end of year (less unearned income)	$3,636,407	3,430,586	3,293,304	3,158,332	2,908,809
Average loans outstanding during year (less average unearned income)	3,514,900	3,348,324	3,234,806	3,014,156	2,771,663
Balance of allowance at beginning of year	43,890	44,762	46,327	47,714	47,927
Loans charged off:
Commercial and commercial real estate	72	795	779	1,010	1,172
Real estate mortgage - 1 to 4 family	2,220	3,573	4,951	6,320	7,592
Installment	219	342	185	214	74
Total	2,511	4,710	5,915	7,544	8,838

Recoveries of loans previously charged off:
Commercial and commercial real estate	96	207	27	514	519
Real estate mortgage - 1 to 4 family	669	617	577	511	1,089
Installment	26	64	46	32	17
Total	791	888	650	1,057	1,625
Net loans charged off	1,720	3,822	5,265	6,487	7,213
Provision for loan losses	2,000	2,950	3,700	5,100	7,000
Balance of allowance at end of year	$44,170	43,890	44,762	46,327	47,714
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.05%	0.11	0.16	0.22	0.26
Allowance as a percent of loans outstanding at end of year	1.21	1.28	1.36	1.47	1.64

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of		As of
	December 31, 2017		December 31, 2016
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$4,205	4.85%	$4,820	5.32%
Real estate - construction	379	0.85%	318	0.72%
Real estate mortgage - 1 to 4 family	33,622	85.56%	32,452	83.93%
Home equity lines of credit	5,195	8.50%	5,570	9.76%
Installment Loans	769	0.24%	730	0.26%
	$44,170	100.00%	$43,890	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2017 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2017. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

As of December 31, 2017	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	20.11%
+300 BP	21.37
+200 BP	22.63
+100 BP	23.68
Current rates	24.20
-100 BP	22.05

At December 31, 2017, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 9.45%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 24.20% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 9.45% at December 31, 2017, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2017. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is nominally asset sensitive on a cumulative basis when measured at any of the three time buckets. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2017
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,430,671	1,587,212	1,786,611	103,514	4,908,008
Cumulative total assets	$1,430,671	3,017,883	4,804,494	4,908,008
Total liabilities and shareholders' equity	$1,173,248	1,547,924	1,692,867	493,969	4,908,008
Cumulative total liabilities and shareholders' equity	$1,173,248	2,721,172	4,414,039	4,908,008
Cumulative interest sensitivity gap	$257,423	296,711	390,455
Cumulative gap as a % of interest earning assets for the period	18.0%	9.8%	8.1%
Cumulative interest sensitive assets to liabilities	121.9%	110.9%	108.8%

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

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.03 billion in 2017 and $4.00 billion in 2016. Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand. The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.” During 2017, the average balance of purchased liabilities was $364.9 million, compared with $329.9 million in 2016. Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY. The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged. Assets that are eligible for pledging include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2017 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

The Company’s overall liquidity position is favorable compared to its peers. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. At December 31, 2017, TrustCo’s loan to deposit ratio was 87.1% compared to 81.8% at December 31, 2016, while the median peer group of all publically traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 94.8% and 92.0%, respectively. In addition, at December 31, 2017 and 2016, the Company had cash and cash equivalents totaling $612.7 million and $707.3 million, respectively, as well as unpledged securities available for sale with a fair value of $220.2 million and $355.5 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures. At December 31, 2017 and 2016, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $462.5 million and $432.1 million, respectively. In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.8 million and $4.6 million at December 31, 2017 and 2016, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2017 and 2016 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.” Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results. Total noninterest income was $18.4 million in 2017, $19.0 million in 2016 and $17.9 million in 2015. There were no net securities gains recorded in 2017 while 2016 results included $668 thousand of net gains and 2015 results included net gains of $251 thousand. Excluding securities gains and losses, noninterest income was $18.4 million in 2017, $18.3 million in 2016 and $17.6 million in 2015.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $6.6 million in 2017, $5.9 million in 2016 and $6.0 million in 2015. Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity. At December 31, 2017, 2016 and 2015, fair value of assets under management by the Trustco Financial Services were approximately $890.2 million, $845.7 million and $841.8 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors. Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees as well as types of fees where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. During 2017, 2016 and 2015 sales of nonperforming loans resulted in gains of $85 thousand, $24 thousand and $60 thousand, respectively, and are included in other noninterest income. Also included in other noninterest income in 2016 is a gain of $469 thousand on the sale of a building.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2017 vs. 2016
	2017	2016	2015	Amount	Percent
Trustco Financial Services income	$6,584	5,886	5,971	698	11.9%
Fees for services to customers	10,798	10,857	10,689	(59)	(0.5)
Net gain on securities transactions	-	668	251	(668)	(100.0)
Other	991	1,601	961	(610)	(38.1)
Total noninterest income	$18,373	19,012	17,872	(639)	(3.4)%

Noninterest expense: Noninterest expense was $94.0 million in 2017, compared with $93.8 million in 2016 and $90.6 million in 2015. TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 58.6% for 2017. TrustCo’s efficiency ratio was 53.7% in 2017, 55.7% in 2016 and 55.1% in 2015. Excluded from the efficiency ratio calculation were $668 thousand of securities gains in 2016 as well as $251 thousand of securities gains in 2015. In addition in 2016 the ratio excludes the gain on the sale of a branch building, and for 2017, 2016 and 2015 gains on the sale of NPL’s previously mentioned were also excluded. Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2017 vs. 2016
	2017	2016	2015	Amount	Percent
Salaries and employee benefits	$40,665	36,508	32,521	4,157	11.4%
Net occupancy expense	16,543	16,078	15,799	465	2.9
Equipment expense	6,118	6,320	6,871	(202)	(3.2)
Professional services	6,895	8,200	7,878	(1,305)	(15.9)
Outsourced services	6,410	6,216	5,860	194	3.1
Advertising expense	2,578	2,515	2,593	63	2.5
FDIC and other insurance	4,179	5,967	6,339	(1,788)	(30.0)
Other real estate expense, net	1,171	2,558	2,001	(1,387)	(54.2)
Other	9,435	9,465	10,698	(30)	(0.3)
Total noninterest expense	$93,994	93,827	90,560	167	0.2%

Salaries and employee benefits are the most significant component of noninterest expense. For 2017, these expenses amounted to $40.7 million, compared with $36.5 million in 2016 and $32.5 million in 2015. The change in salaries and benefits in 2017 was primarily due to increases in employees related to fulfilling the agreement with the OCC. Full time equivalent headcount increased from 808 as of December 31, 2016 to 846 as of December 31, 2017.

Professional services expense was $6.9 million in 2017, compared to $8.2 million in 2016 and $7.9 million in 2015. The significant decrease in these costs in 2017 was driven by the reduced use of various consultants and experts utilized to assist with meeting the requirements of the agreement with the OCC during the prior two years.

FDIC and other insurance expense was $4.2 million in 2017, $6.0 million in 2016 and $6.3 million in 2015. The decline in 2017 reflects the full year impact of changes in the FDIC premium structure that occurred during 2016.

Other real estate expense decreased to $1.2 million in 2017, as compared to $2.6 million in 2016 and $2.0 million in 2015. Included in ORE expense during 2017, 2016 and 2015 were write downs of properties included in ORE totaling $1.1 million, $1.2 million and $1.1 million, respectively.

Changes in other noninterest expense are the results of normal banking activities.  The decrease in 2016 versus 2015 was partly the result of the one-time costs in 2015 to roll out chip card technology for TrustCo’s debit cards.

Income Tax

As discussed, the Act had a significant impact on the Company’s recognized tax expense in 2017.  In 2017, TrustCo recognized income tax expense of $33.6 million, which included the $5.1 million associated with the Tax Act, as compared to $25.7 million in 2016 and $24.5 million in 2015. The effective tax rates were 43.8%, 37.6% and 36.7% in 2017, 2016, and 2015, respectively. The tax expense on the Company’s income was different from the tax expense at the federal statutory rate of 35% (prior to the Act), due primarily to the effect of state income taxes and to a lesser extent to the effect of tax exempt income. For 2018 the Company is expecting its combined effective tax rate to be approximately 23.5%, based on currently known information.  The actual effective tax rate could be impacted by currently unknown aspects of how the tax law changes will be implemented and/or by management decisions to adapt to the new law.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2017:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5 More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$7,267	14,094	12,634	31,803	65,797

In addition, the Company is contractually obligated to pay data processing vendors approximately $6 million to $7 million per year through 2021.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $1.9 million per year through 2025. Additionally, the Company is obligated to pay the accumulated benefits under the Company’s supplementary pension plan which amounted to $5.6 million and $5.1 million, respectively, as of December 31, 2017 and 2016. Actual payments under the plan are made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2017, 2016 and 2015 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2017 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

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

•
the future earnings and capital levels of TrustCo and Trustco Bank and the continued receipt of approvals from TrustCo’s and Trustco Bank’s primary federal banking regulators under regulatory rules to distribute capital from Trustco Bank to TrustCo, which could affect the ability of TrustCo to pay dividends;

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

•
Unanticipated effects from the Tax Act that may limit its benefits or adversely impact our business[, which could include decreased demand for borrowing by our customers or increased price competition that offsets the benefits of decreased federal income tax expense;

•
the perceived overall value of TrustCo’s products and services by users, including the features, pricing and quality compared to competitors’ products and services and the willingness of current and prospective customers to substitute competitors’ products and services for TrustCo’s products and services;

•	changes in consumer spending, borrowing and savings habits;

•
the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including regulatory capital requirements;

•	changes in management personnel;

•	real estate and collateral values;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	technological changes and electronic, cyber and physical security breaches;

•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;

•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2017.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2017					2016
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$41,052	42,108	42,788	43,012	168,960	$40,026	40,208	40,503	40,622	161,359
Interest expense	3,652	3,567	3,609	3,764	14,592	3,844	3,909	3,836	3,715	15,304
Net interest income	37,400	38,541	39,179	39,248	154,368	36,182	36,299	36,667	36,907	146,055
Provision for loan losses	600	550	550	300	2,000	800	800	750	600	2,950
Net interest income after provison for loan losses	36,800	37,991	38,629	38,948	152,368	35,382	35,499	35,917	36,307	143,105
Noninterest income	4,727	4,504	4,854	4,288	18,373	4,572	5,199	4,729	4,512	19,012
Noninterest expense	24,019	22,913	23,526	23,536	93,994	23,439	23,974	23,049	23,365	93,827
Income before income taxes	17,508	19,582	19,957	19,700	76,747	16,515	16,724	17,597	17,454	68,290
Income tax expense	6,561	7,342	7,361	12,338	33,602	6,106	6,260	6,667	6,656	25,689
Net income	$10,947	12,240	12,596	7,362	43,145	$10,409	10,464	10,930	10,798	42,601
Per share data:
Basic earnings	$0.114	0.127	0.131	0.077	0.449	$0.109	0.110	0.114	0.113	0.446
Diluted earnings	0.114	0.127	0.131	0.076	0.448	0.109	0.109	0.114	0.113	0.445
Cash dividends declared	0.0656	0.0656	0.0656	0.0656	0.2625	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of income data:
Interest and dividend income	$168,960	$161,359	159,345	156,941	151,047
Interest expense	14,592	15,304	16,197	15,488	15,283
Net interest income	154,368	146,055	143,148	141,453	135,764
Provision for loan losses	2,000	2,950	3,700	5,100	7,000
Net interest income after provision for loan losses	152,368	143,105	139,448	136,353	128,764
Noninterest income	18,373	18,344	17,621	19,189	18,148
Net gain on securities transactions	0	668	251	717	1,622
Noninterest expense	93,994	93,827	90,560	84,670	85,005
Income before income taxes	76,747	68,290	66,760	71,589	63,529
Income taxes	33,602	25,689	24,522	27,396	23,717
Net income	$43,145	42,601	42,238	44,193	39,812
Share data:
Average equivalent diluted shares (in thousands)	96,222	95,648	95,213	94,753	94,206
Book value	$4.75	$4.52	4.34	4.15	3.83
Cash dividends	0.263	0.263	0.263	0.263	0.263
Basic earnings	0.449	0.446	0.444	0.467	0.422
Diluted earnings	0.448	0.445	0.444	0.466	0.422
Financial:
Return on average assets	0.88%	0.89	0.89	0.97	0.90
Return on average shareholders' equity	9.64	9.94	10.41	11.54	11.15
Cash dividend payout ratio	58.44	58.88	59.13	56.30	62.19
Tier 1 capital to assets (leverage ratio)	9.45	9.11	8.85	8.55	8.27
Tier 1 capital as a % of total risk adjusted assets	18.02	17.78	17.71	17.04	16.74
Common equity tier 1 capital ratio	18.02	17.78	17.71	N/A	N/A
Total capital as a % of total risk adjusted assets	19.28	19.04	18.97	18.30	18.00
Efficiency ratio*	53.75	55.67	55.08	52.60	52.78
Net interest margin	3.22	3.11	3.09	3.16	3.14
Average balances:
Total assets	$4,875,668	4,790,701	4,721,146	4,574,941	4,422,393
Earning assets	4,790,890	4,698,630	4,630,417	4,487,133	4,334,803
Loans, net	3,514,900	3,348,324	3,234,806	3,014,156	2,771,663
Allowance for loan losses	(44,319)	(44,718)	(46,023)	(47,409)	(48,452)
Securities available for sale	617,180	627,341	657,951	794,613	946,367
Held to maturity securities	37,929	50,975	63,730	78,356	104,371
Federal Reserve Bank and Federal Home Loan Bank stock	9,295	9,554	9,414	10,135	10,266
Deposits	4,171,396	4,149,201	4,103,505	3,978,968	3,863,420
Short-term borrowings	228,086	185,672	184,725	189,430	180,275
Shareholders' equity	447,680	428,389	405,761	382,810	356,979

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

Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts)
(Unaudited)

	Years Ended
Taxable Equivalent Net Interest Margin	12/31/17	12/31/16	12/31/15	12/31/14	12/31/13

Net interest income	154,368	146,055	143,148	141,453	135,764
Taxable Equivalent Adjustment	45	54	74	130	330
Net interest income (Taxable Equivalent)	154,413	146,109	143,222	141,583	136,094

Total Interest Earning Assets	4,790,890	4,698,630	4,630,417	4,487,133	4,334,803

Net Interest Margin	3.22%	3.11%	3.09%	3.15%	3.13%
Taxable Equivalent Net Interest Margin	3.22%	3.11%	3.09%	3.16%	3.14%

	Years Ended
Efficiency Ratio	12/31/17	12/31/16	12/31/15	12/31/14	12/31/13

Net interest income (fully taxable equivalent)	154,413	146,109	143,222	141,583	136,094
Non-interest income	18,373	19,012	17,872	19,906	19,770
Less: Net gain on securities	-	668	251	717	1,622
Less: Net gain on sale of building and net gain on sale of nonperforming loans	84	493	60	1,719	-
Revenue used for efficiency ratio	172,702	163,960	160,783	159,053	154,242

Total Noninterest expense	93,994	93,827	90,560	84,670	85,005
Less: Other real estate expense, net	1,171	2,558	2,001	1,009	3,598
Expenses used for efficiency ratio	92,823	91,269	88,559	83,661	81,407

Efficiency Ratio	53.75%	55.67%	55.08%	52.60%	52.78%

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2017. In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria. Based on our assessment, we believe that, as of December 31, 2017, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Crowe Horwath LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
 President and Chief Executive Officer

Michael M. Ozimek
 Senior Vice President and Chief Financial Officer

March 1, 2018

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes  (collectively referred to as the "financial statements")1. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Crowe Horwath LLP

We have served as the Company's auditor since 2009.

New York, New York
March 1, 2018

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years Ended December 31,
	2017	2016	2015

Interest and dividend income:
Interest and fees on loans	$148,133	143,679	141,887
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	2,281	1,489	1,418
State and political subdivisions	39	52	87
Mortgage-backed securities and collateralized mortgage obligations-residential	7,447	7,963	9,132
Corporate bonds	606	246	1
Small Business Administration-guaranteed participation securities	1,547	1,801	2,004
Mortgage-backed securities and collateralized mortgage obligations-commercial	109	133	149
Other	16	16	16
Total interest and dividends on securities available for sale	12,045	11,700	12,807

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	1,149	1,454	1,844
Corporate bonds	410	617	615
Total interest on held to maturity securities	1,559	2,071	2,459

Federal Reserve Bank and Federal Home Loan Bank stock	544	502	467
Interest on federal funds sold and other short-term investments	6,679	3,407	1,725
Total interest and dividend income	168,960	161,359	159,345

Interest expense:
Interest on deposits	13,190	14,213	14,983
Interest on short-term borrowings	1,402	1,091	1,214
Total interest expense	14,592	15,304	16,197

Net interest income	154,368	146,055	143,148
Provision for loan losses	2,000	2,950	3,700
Net interest income after provision for loan losses	152,368	143,105	139,448

Noninterest income:
Trustco Financial Services income	6,584	5,886	5,971
Fees for services to customers	10,798	10,857	10,689
Net gain on securities transactions	-	668	251
Other	991	1,601	961
Total noninterest income	18,373	19,012	17,872

Noninterest expense:
Salaries and employee benefits	40,665	36,508	32,521
Net occupancy expense	16,543	16,078	15,799
Equipment expense	6,118	6,320	6,871
Professional services	6,895	8,200	7,878
Outsourced services	6,410	6,216	5,860
Advertising expense	2,578	2,515	2,593
FDIC and other insurance expense	4,179	5,967	6,339
Other real estate expense, net	1,171	2,558	2,001
Other	9,435	9,465	10,698
Total noninterest expense	93,994	93,827	90,560

Income before income taxes	76,747	68,290	66,760
Income taxes	33,602	25,689	24,522
Net income	$43,145	42,601	42,238

Earnings per share:
Basic	$0.449	0.446	0.444
Diluted	0.448	0.445	0.444

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years Ended December 31,
	2017	2016	2015

Net income	$43,145	42,601	42,238

Net unrealized holding gain (loss) on securities available for sale	2,524	(3,096)	(1,079)
Reclassification adjustments for net gain recognized in income	-	(688)	(251)
Tax effect	(792)	1,514	531
Net unrealized gain (loss) on securities available for sale, net of tax	1,732	(2,270)	(799)

Change in overfunded position in pension and postretirement plans arising during the year	3,824	1,333	711
Tax effect	(812)	(533)	(281)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,012	800	430

Amortization of net actuarial (gain) loss	(289)	(90)	70
Amortization of prior service cost	90	90	90
Tax effect	(100)	-	(63)
Amortization of net actuarial loss (gain) and prior service cost (credit) on pension and postretirement plans, net of tax	(299)	-	97

Other comprehensive income (loss), net of tax	4,445	(1,470)	(272)
Comprehensive income	$47,590	41,131	41,966

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2017	2016

ASSETS

Cash and due from banks	$44,125	48,719
Federal funds sold and other short term investments	568,615	658,555
Total cash and cash equivalents	612,740	707,274
Securities available for sale	571,965	620,360
Held to maturity securities ($28,701 and $47,526 fair value at December 31, 2017 and 2016, respectively)	27,551	45,490
Federal Reserve Bank and Federal Home Loan Bank stock	8,779	9,579
Loans, net of deferred net costs	3,636,407	3,430,586
Less: Allowance for loan losses	44,170	43,890
Net loans	3,592,237	3,386,696
Bank premises and equipment, net	35,157	35,466
Other assets	59,579	63,941

Total assets	$4,908,008	4,868,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$398,399	377,755
Savings accounts	1,260,447	1,271,449
Interest-bearing checking	891,052	815,534
Money market deposit accounts	556,462	571,962
Time accounts	1,066,966	1,159,463
Total deposits	4,173,326	4,196,163
Short-term borrowings	242,991	209,406
Accrued expenses and other liabilities	33,383	30,551
Total liabilities	4,449,700	4,436,120

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 99,998,482 and 99,214,382 shares issued at December 31, 2017 and 2016, respectively	99,998	99,214
Surplus	175,651	171,425
Undivided profits	219,436	201,517
Accumulated other comprehensive loss, net of tax	(1,806)	(6,251)
Treasury stock: 3,709,171 and 3,434,205 shares, at cost, at December 31, 2017 and 2016, respectively	(34,971)	(33,219)
Total shareholders' equity	458,308	432,686
Total liabilities and shareholders' equity	$4,908,008	4,868,806

See accompanying notes to consolidated financial statements.

(dollars in thousands, except per share data)
	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Beginning balance, January 1, 2015	98,945	172,353	166,745	(4,509)	(40,090)	393,444
Net Income	-	-	42,238	-	-	42,238
Change in other comprehensive income, net of tax	-	-	-	(272)	-	(272)
Stock option exercises	28	119	-	-	-	147
Cash dividend declared, $.2625 per share	-	-	(24,974)	-	-	(24,974)
Purchase of treasury stock (38,390 shares)	-	-	-	-	(147)	(147)
Sale of treasury stock (414,881 shares)	-	(1,233)	-	-	3,903	2,670
Stock based compensation expense	-	204	-	-	-	204
Ending balance, December 31, 2015	$98,973	171,443	184,009	(4,781)	(36,334)	413,310

Net Income	-	-	42,601	-	-	42,601
Change in other comprehensive loss, net of tax	-	-	-	(1,470)	-	(1,470)
Stock option exercises	241	1,127	-	-	-	1,368
Cash dividend declared, $.2625 per share	-	-	(25,093)	-	-	(25,093)
Purchase of treasury stock (22,364 shares)	-	-	-	-	(701)	(701)
Sale of treasury stock (398,431 shares)	-	(1,369)	-	-	3,816	2,447
Stock based compensation expense	-	224	-	-	-	224
Ending balance, December 31, 2016	$99,214	171,425	201,517	(6,251)	(33,219)	432,686

Net Income	-	-	43,145	-		43,145
Change in other comprehensive income (loss), net of tax	-	-	-	4,445		4,445
Stock option exercises	784	4,452	-	-		5,236
Cash dividend declared, $.2625 per share	-	-	(25,226)	-		(25,226)
Purchase of treasury stock (574,256 shares)	-	-	-	-	(4,608)	(4,608)
Sale of treasury stock (299,290 shares)	-	(376)	-	-	2,856	2,480
Stock based compensation expense	-	150	-	-		150
Ending balance, December 31, 2017	$99,998	175,651	219,436	(1,806)	(34,971)	458,308

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years Ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net income	$43,145	42,601	42,238
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,816	4,038	4,554
Net gain on sale of other real estate owned	(924)	(298)	(373)
Writedown of other real estate owned	1,071	1,242	1,143
Provision for loan losses	2,000	2,950	3,700
Deferred tax (benefit) expense	(183)	3,261	3,011
Net amortization of securities	4,326	4,986	5,486
Stock based compensation expense	150	224	204
Net loss (gain) on sale of bank premises and equipment	43	(480)	-
Net gain on securities transactions	-	(668)	(251)
Decrease (increase) in taxes receivable	6,124	(921)	3,510
(Increase) decrease in interest receivable	(371)	(808)	538
Increase (decrease) in interest payable	11	25	(47)
Decrease in other assets	(310)	(1,677)	(4,168)
Increase in accrued expenses and other liabilities	2,792	419	463
Total adjustments	18,545	12,293	17,770
Net cash provided by operating activities	61,690	54,894	60,008
Cash flows from investing activities:
Proceeds from sales and calls of securities available for sale	124,624	245,929	254,955
Purchases of securities available for sale	(83,031)	(275,303)	(189,823)
Proceeds from maturities of securities available for sale	5,000	1,949	4,025
Proceeds from calls and maturities of held to maturity securities	17,939	10,975	14,481
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(143)	(99)	(252)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	943	-	-
Net increase in loans	(212,028)	(146,629)	(148,532)
Net proceeds from sale of building held for sale	-	-	-
Proceeds from dispositions of other real estate owned	5,362	6,768	7,511
Proceeds from dispositions of bank premises and equipment	63	674	112
Purchases of bank premises and equipment	(3,613)	(2,055)	(3,744)
Net cash used in investing activities	(144,884)	(157,791)	(61,267)
Cash flows from financing activities:
Net (decrease) increase in deposits	(22,837)	95,785	68,137
Net increase in short-term borrowings	33,585	18,180	2,110
Proceeds from exercise of stock options	5,237	1,368	147
Proceeds from sales of treasury stock	2,480	2,447	2,670
Purchases of treasury stock	(4,608)	(701)	(147)
Dividends paid	(25,197)	(25,064)	(24,950)
Net cash (used in) provided by financing activities	(11,340)	92,015	47,967
Net (decrease) increase in cash and cash equivalents	(94,534)	(10,882)	46,708
Cash and cash equivalents at beginning of period	707,274	718,156	671,448
Cash and cash equivalents at end of period	$612,740	707,274	718,156

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$14,581	15,279	16,244
Income taxes paid	26,127	23,494	21,005
Non cash investing and financing activites:
Transfer of loans to real estate owned	4,487	5,525	8,295
Transfer of other real estate owned to fixed assets	-	-	-
Increase in dividends payable	29	29	24
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	2,524	(3,784)	(1,330)
Change in deferred tax effect on unrealized (loss) gain on securities available for sale, net of reclassification adjustment	(792)	1,514	531
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(199)	-	160
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	(100)	-	(63)
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	3,824	1,333	711
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(812)	(533)	(281)

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

Other-Than-Temporary-Impairment (“OTTI”)

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense.   At December 31, 2017 and 2016, there were $3.2 million and $4.3 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices or applications with the Bank’s and the Company’s regulators. The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution. During 2018, the Bank could declare dividends of approximately $68.2 million plus any 2018 net profits retained to the date of the dividend declaration.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2017, 2016, and 2015, the Company did not have any unvested awards that would be considered participating securities.

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

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short-term investments, was approximately $ 34.5 million and $32.3 million at December 31, 2017 and 2016, respectively.

(3) Investment Securities

(a) Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$139,890	27	2,066	137,851
State and political subdivisions	515	10	-	525
Mortgage backed securities and collateralized mortgage obligations - residential	320,614	84	4,715	315,983
Corporate bonds	40,270	-	108	40,162
Small Business Administration-guaranteed participation securities	68,921	-	1,862	67,059
Mortgage backed securities and collateralized mortgage obligations - commercial	9,810	-	110	9,700
Other	650	-	-	650
Total debt securities	580,670	121	8,861	571,930
Equities	35			35
Total securities available for sale	$580,705	121	8,861	571,965

(dollars in thousands)	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$119,887	-	2,621	117,266
State and political subdivisions	873	13	-	886
Mortgage backed securities and collateralized mortgage obligations - residential	378,068	123	5,883	372,308
Corporate bonds	40,956	-	251	40,705
Small Business Administration- guaranteed participation securities	81,026	-	2,527	78,499
Mortgage backed securities and collateralized mortgage obligations - commercial	10,130	-	119	10,011
Other	650	-	-	650
Total securities	631,590	136	11,401	620,325
Equities	35			35
Total securities available for sale	$631,625	136	11,401	620,360

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2017, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$45,783	45,739
Due in one year through five years	135,483	133,390
Due after five years through ten years	59	59
Due after ten years	-	-
Mortgage backed securities and collateralized mortgage obligations - residential	320,614	315,983
Small Business Administration- guaranteed participation securities	68,921	67,059
Mortgage backed securities and collateralized mortgage obligations - commercial	9,810	9,700
	$580,670	571,930

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2017
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$29,734	266	98,090	1,800	127,824	2,066
Mortgage backed securities and collateralized mortgage obligations - residential	48,080	371	266,394	4,344	314,474	4,715
Corporate bonds	-	-	40,162	108	40,162	108
Small Business Administration- guaranteed participation securities	-	-	67,059	1,862	67,059	1,862
Mortgage backed securities and collateralized mortgage obligations - commercial	-		9,700	110	9,700	110

Total	$77,814	637	481,405	8,224	559,219	8,861

(dollars in thousands)	December 31, 2016
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$102,266	2,621	-	-	102,266	2,621
Mortgage backed securities and collateralized mortgage obligations - residential	359,622	5,766	4,713	117	364,335	5,883
Small Business Administration- guaranteed participation securities	40,705	251	-	-	40,705	251
Mortgage backed securities and collateralized mortgage obligations - commercial	64,560	1,960	13,940	567	78,500	2,527
	10,011	119	-	-	10,011	119
Total	$577,164	10,717	18,653	684	595,817	11,401

The proceeds from sales and calls of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2017, 2016 and 2015 are as follows:

(dollars in thousands)	Year ended December 31,
	2017	2016	2015

Proceeds from sales	$-	44,829	22,945
Proceeds from calls	124,624	201,100	232,010
Gross realized gains	-	668	251
Gross realized losses	-	-	-

Tax expense recognized on net gains on sales of securities available for sale were approximately $267 thousand, and $100 thousand for the years ended December 31, 2016, and 2015, respectively.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $326.5 million and $264.8 million at December 31, 2017 and 2016, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2017
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$27,551	1,150	-	28,701
Corporate bonds	-	-	-	-
Total held to maturity	$27,551	1,150	-	28,701

(dollars in thousands)	December 31, 2016
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value

Mortgage backed securities and collateralized mortgage obligations - residential	$35,500	1,736	-	37,236
Corporate bonds	9,990	300	-	10,290
Total held to maturity	$45,490	2,036	-	47,526

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2017, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$27,551	28,701
	$27,551	28,701

There were no held to maturity securities with gross unrecognized losses as of December 31, 2017 and 2016.  There were no sales or transfers of held to maturity securities during 2017 and 2016.

(c) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2017 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal Home Loan Mortgage Corporation	$112,564	111,183
Federal National Mortgage Association	260,882	257,386
Government National Mortgage Association	68,921	67,059
Small Business Administration	50,000	49,414

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

As of December 31, 2017, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

Mortgage backed securities and collateralized mortgage obligations - residential

At December 31, 2017, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

Corporate Bonds

At December 31, 2017, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2017, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

Mortgage backed securities and collateralized mortgage obligations - commercial

As of December 31, 2017, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

As a result of the above analysis, for the year ended December 31, 2017, the Company did not recognize any other-than-temporary impairment losses for credit or any other reason.

(4) Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2017
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$149,368	12,524	161,892
Other	23,606	709	24,315
Real estate mortgage - 1 to 4 family:
First mortgages	2,286,148	765,929	3,052,077
Home equity loans	66,455	13,989	80,444
Home equity lines of credit	263,275	45,641	308,916
Installment	7,141	1,622	8,763
Total loans, net	$2,795,993	840,414	3,636,407
Less: Allowance for loan losses			44,170
Net loans			$3,592,237

	December 31, 2016
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$151,366	12,243	163,609
Other	27,539	46	27,585
Real estate mortgage - 1 to 4 family:
First mortgages	2,158,904	665,183	2,824,087
Home equity loans	60,892	10,754	71,646
Home equity lines of credit	286,586	48,255	334,841
Installment	7,048	1,770	8,818
Total loans, net	$2,692,335	738,251	3,430,586
Less: Allowance for loan losses			43,890
Net loans			$3,386,696

* Includes New York, New Jersey, Vermont, and Massachusetts.

At December 31, 2017 and 2016, the Company had approximately $30.9 million and $24.8 million of real estate construction loans, respectively. Of the $30.9 million in real estate construction loans at December 31, 2017, approximately $21.1 million were secured by first mortgages to residential borrowers with the remaining $9.8 million were to commercial borrowers for residential construction projects.  Of the $24.8 million in real estate construction loans at December 31, 2016, approximately $16.3 million are secured by first mortgages to residential borrowers while approximately $8.5 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2017 and 2016, loans to executive officers, directors, and to associates of such persons aggregated $6.9 million and $7.6 million, respectively. During 2017, approximately $3.6 million of new loans were made and repayments of loans totaled approximately $4.3 million.  The composition of related parties changed during the year resulting in a reduction of approximately $100 thousand to outstanding loans to related parties at December 31, 2017.   All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2017
(dollars in thousands)	New York and other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$1,443	-	1,443
Other	100	-	100
Real estate mortgage - 1 to 4 family:
First mortgages	16,654	2,259	18,913
Home equity loans	93	-	93
Home equity lines of credit	3,603	130	3,733
Installment	57	-	57
Total non-accrual loans	21,950	2,389	24,339
Restructured real estate mortgages - 1 to 4 family	38	-	38
Total nonperforming loans	$21,988	2,389	24,377

	December 31, 2016
(dollars in thousands)	New York and other states	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$1,843	-	1,843
Other	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	17,727	1,659	19,386
Home equity loans	95	-	95
Home equity lines of credit	3,376	270	3,646
Installment	48	-	48
Total non-accrual loans	23,089	1,929	25,018
Restructured real estate mortgages - 1 to 4 family	42	-	42
Total nonperforming loans	$23,131	1,929	25,060

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2017 and December 31, 2016, other real estate owned included $2.7 million and $3.5 million, respectively, of residential foreclosed properties. In addition, non-accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $12.6 million and $12.5 million as of December 31, 2017 and December 31, 2016, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2017 and 2016:

New York and other states:
	December 31, 2017
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$183	174	1,332	1,689	147,679	149,368
Other	-	-	100	100	23,506	23,606
Real estate mortgage - 1 to 4 family:
First mortgages	5,669	1,300	9,014	15,983	2,270,165	2,286,148
Home equity loans	6	-	45	51	66,404	66,455
Home equity lines of credit	489	18	2,139	2,646	260,629	263,275
Installment	46	17	25	88	7,053	7,141

Total	$6,393	1,509	12,655	20,557	2,775,436	2,795,993

Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	-	-	12,524	12,524
Other	-	-	-	-	709	709
Real estate mortgage - 1 to 4 family:
First mortgages	277	-	1,404	1,681	764,248	765,929
Home equity loans	-	-	-	-	13,989	13,989
Home equity lines of credit	-	-	-	-	45,641	45,641
Installment	3	5	26	34	1,588	1,622

Total	$280	5	1,430	1,715	838,699	840,414

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$183	174	1,332	1,689	160,203	161,892
Other	-	-	100	100	24,215	24,315
Real estate mortgage - 1 to 4 family:
First mortgages	5,946	1,300	10,418	17,664	3,034,413	3,052,077
Home equity loans	6	-	45	51	80,393	80,444
Home equity lines of credit	489	18	2,139	2,646	306,270	308,916
Installment	49	22	51	122	8,641	8,763

Total	$6,673	1,514	14,085	22,272	3,614,135	3,636,407

New York and other states:
	December 31, 2016
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$50	43	1,706	1,799	149,567	151,366
Other	-	-	-	-	27,539	27,539
Real estate mortgage - 1 to 4 family:
First mortgages	6,379	2,924	9,643	18,946	2,139,958	2,158,904
Home equity loans	50	3	74	127	60,765	60,892
Home equity lines of credit	685	111	1,839	2,635	283,951	286,586
Installment	34	32	15	81	6,967	7,048

Total	$7,198	3,113	13,277	23,588	2,668,747	2,692,335
Florida:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$-	-	-	-	12,243	12,243
Other	-	-	-	-	46	46
Real estate mortgage - 1 to 4 family:
First mortgages	1,942	69	1,255	3,266	661,917	665,183
Home equity loans	19	-	-	19	10,735	10,754
Home equity lines of credit	-	-	156	156	48,099	48,255
Installment	30	6	-	36	1,734	1,770

Total	$1,991	75	1,411	3,477	734,774	738,251

Total:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans

Commercial:
Commercial real estate	$50	43	1,706	1,799	161,810	163,609
Other	-	-	-	-	27,585	27,585
Real estate mortgage - 1 to 4 family:
First mortgages	8,321	2,993	10,898	22,212	2,801,875	2,824,087
Home equity loans	69	3	74	146	71,500	71,646
Home equity lines of credit	685	111	1,995	2,791	332,050	334,841
Installment	64	38	15	117	8,701	8,818

Total	$9,189	3,188	14,688	27,065	3,403,521	3,430,586

At December 31, 2017 and 2016, there were no loans that are 90 days past due and still accruing interest. As a result, non-accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non-accruing status for reasons other than delinquent status. There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

(dollars in thousands)	For the year ended December 31, 2017
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,929	38,231	730	43,890
Loans charged off:
New York and other states*	72	2,053	200	2,325
Florida	-	167	19	186
Total loan chargeoffs	72	2,220	219	2,511

Recoveries of loans previously charged off:
New York and other states*	96	596	26	718
Florida	-	73	-	73
Total recoveries	96	669	26	791
Net loans charged off	(24)	1,551	193	1,720
Provision for loan losses	(629)	2,397	232	2,000
Balance at end of period	$4,324	39,077	769	44,170

(dollars in thousands)	For the year ended December 31, 2016
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,491	39,753	518	44,762
Loans charged off:
New York and other states*	795	3,447	303	4,545
Florida	-	126	39	165
Total loan chargeoffs	795	3,573	342	4,710

Recoveries of loans previously charged off:
New York and other states*	207	613	64	884
Florida	-	4	-	4
Total recoveries	207	617	64	888
Net loans charged off	588	2,956	278	3,822
Provision for loan losses	1,026	1,434	490	2,950
Balance at end of period	$4,929	38,231	730	43,890

(dollars in thousands)	For the year ended December 31, 2015
	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,071	42,088	168	46,327
Loans charged off:
New York and other states*	779	4,631	168	5,578
Florida	-	320	17	337
Total loan chargeoffs	779	4,951	185	5,915

Recoveries of loans previously charged off:
New York and other states*	20	572	46	638
Florida	7	5	-	12
Total recoveries	27	577	46	650
Net loans charged off	752	4,374	139	5,265
Provision for loan losses	1,172	2,039	489	3,700
Balance at end of period	$4,491	39,753	518	44,762

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2017 and 2016:

	December 31, 2017
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,324	39,077	769	44,170

Total ending allowance balance	$4,324	39,077	769	44,170

Loans:
Individually evaluated for impairment	$2,248	22,032	-	24,280
Collectively evaluated for impairment	183,959	3,419,405	8,763	3,612,127

Total ending loans balance	$186,207	3,441,437	8,763	3,636,407

	December 31, 2016
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,929	38,231	730	43,890

Total ending allowance balance	$4,929	38,231	730	43,890

Loans:
Individually evaluated for impairment	$2,418	21,607	-	24,025
Collectively evaluated for impairment	188,776	3,208,967	8,818	3,406,561

Total ending loans balance	$191,194	3,230,574	8,818	3,430,586

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired. TDR’s at December 31, 2017 and 2016 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2017 and 2016:

New York and other states:

	December 31, 2017
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,148	3,120	-	2,711
Other	100	100	-	87
Real estate mortgage - 1 to 4 family:
First mortgages	15,850	16,540	-	16,508
Home equity loans	270	291	-	263
Home equity lines of credit	2,606	2,847	-	2,193

Total	$20,974	22,898	-	21,762

Florida:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,707	2,813	-	2,335
Home equity loans	89	89	-	92
Home equity lines of credit	510	510	-	561

Total	$3,306	3,412	-	2,988

Total:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,148	3,120	-	2,711
Other	100	100	-	87
Real estate mortgage - 1 to 4 family:
First mortgages	18,557	19,353	-	18,843
Home equity loans	359	380	-	355
Home equity lines of credit	3,116	3,357	-	2,754

Total	$24,280	26,310	-	24,750

New York and other states:
	December 31, 2016
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,418	3,470	-	2,214
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	16,675	17,439	-	15,665
Home equity loans	269	305	-	251
Home equity lines of credit	1,999	2,160	-	1,806

Total	$21,361	23,374	-	19,936

Florida:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,009	2,100	-	1,800
Home equity loans	94	94	-	81
Home equity lines of credit	561	633	-	591

Total	$2,664	2,827	-	2,472

Total:

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,418	3,470	-	2,214
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	18,684	19,539	-	17,465
Home equity loans	363	399	-	332
Home equity lines of credit	2,560	2,793	-	2,397

Total	$24,025	26,201	-	22,408

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired. Interest income recognized on impaired loans was not material in 2017, 2016, and 2015.

Included in impaired loans as of December 31, 2017 and 2016 are approximately $11.8 million and $11.5 million, respectively, of loans in accruing status that were identified as TDR’s.

Management evaluates impairment on impaired loans on a quarterly basis. If, during this evaluation, impairment of the loan is identified, a charge-off is taken at that time if necessary. As a result, as of December 31, 2017 and 2016, based upon management’s evaluation and due to the sufficiency of charge-offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2017, 2016 and 2015:

The following table presents modified loans by class that were determined to be TDR's that occurred:

	Year ended 12/31/2017			Year ended 12/31/2016			Year ended 12/31/2015
New York and other states*:		Pre- Modification	Post- Modification		Pre- Modification	Post-Modification		Pre- Modification	Post- Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Commercial:
Commercial real estate	4	$426	426	2	$401	401	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	44	5,653	5,653	30	2,871	2,871	35	4,797	4,797
Home equity loans	3	56	56	1	44	44	1	137	137
Home equity lines of credit	18	868	868	10	402	402	7	506	506

Total	69	$7,003	7,003	43	$3,718	3,718	43	$5,440	5,440

Florida:		Pre- Modification	Post-Modification		Pre- Modification	Post- Modification		Pre- Modification	Post- Modification
(dollars in thousands)	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment	Number of Contracts	Outstanding Recorded Investment	Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	10	1,076	1,076	4	504	504	6	780	780
Home equity loans	-	-	-	1	45	45	-	-	-
Home equity lines of credit	2	95	95	1	6	6	4	107	107

Total	12	$1,171	1,171	6	$555	555	10	$887	887

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2017, 2016 and 2015 for which there was a payment default within 12 months of modification:

	Year ended 12/31/2017		Year ended 12/31/2016		Year ended 12/31/2015
New York and other states*:	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
(dollars in thousands)

Real estate mortgage - 1 to 4 family:
First mortgages	1	72	3	291	2	148
Home equity lines of credit	1	3	1	141	2	24

Total	2	$75	4	$432	4	$172

Florida:
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
(dollars in thousands)

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	-	$-
Home equity lines of credit	-	-	-	-	-	-

Total	-	$-	-	$-	-	$-
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

As of December 31, 2017 and 2016, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2017
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$140,806	8,562	149,368
Other	21,936	1,670	23,606

	$162,742	10,232	172,974

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$12,406	118	12,524
Other	709	-	709

	$13,115	118	13,233

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$153,212	8,680	161,892
Other	22,645	1,670	24,315

	$175,857	10,350	186,207

	December 31, 2016
New York and other states:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$136,676	14,690	151,366
Other	25,442	2,097	27,539

	$162,118	16,787	178,905

Florida:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$12,243	-	12,243
Other	46	-	46

	$12,289	-	12,289

Total:

(dollars in thousands)
	Pass	Classified	Total
Commercial:
Commercial real estate	$148,919	14,690	163,609
Other	25,488	2,097	27,585

	$174,407	16,787	191,194

Included in classified loans in the above tables are impaired loans of $1.5 million and $1.8 million at December 31, 2017 and 2016, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these homogeneous pools at December 31, 2017 and 2016 is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2017 and 2016 is presented in the recorded investment in non-accrual loans table.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2017 and 2016 follows:

(dollars in thousands)
	2017	2016
Land	$2,308	$2,308
Buildings	34,599	33,617
Furniture, fixtures and equipment	50,832	49,503
Leasehold improvements	30,275	29,695
Total bank premises and equipment	118,014	115,123
Accumulated depreciation and amortization	(82,857)	(79,657)
Total	$35,157	$35,466

Depreciation and amortization expense was approximately $3.8 million, $4.0 million, and $4.6 million for the years 2017, 2016, and 2015, respectively. Occupancy expense of the Bank’s premises included rental expense of $7.8 million in 2017, $7.6 million in 2016, and $7.5 million in 2015.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2017	2016	2015
Interest bearing checking accounts	$478	$473	448
Savings accounts	1,729	2,148	2,468
Time deposits and money market accounts	10,983	11,592	12,067
Total	$13,190	$14,213	14,983

At December 31, 2017, the maturity of total time deposits is as follows:

(dollars in thousands)
Under 1 year	$652,270
1 to 2 years	392,618
2 to 3 years	15,849
3 to 4 years	1,585
4 to 5 years	4,474
Over 5 years	170
$1,066,966

Included in total time deposits as of December 31, 2017 and 2016 is $ 136.8 million and $144.2 million in time deposits with balances in excess of $250,000.

(7) Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2017	2016	2015
Amount outstanding at December 31,	$242,991	209,406	191,226
Maximum amount outstanding at any month end	252,996	209,406	194,738
Average amount outstanding	228,086	185,672	184,725
Weighted average interest rate:
For the year	0.61%	0.59%	0.66
As of year end	0.62	0.59	0.60

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings. The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed. As of December 31, 2017 and 2016, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York. The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement. As of December 31, 2017 and 2016, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8) Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2017	2016	2015
Current tax expense:
Federal	$26,510	$20,904	19,864
State	2,221	1,524	1,647
Total current tax expense	28,731	22,428	21,511
Enactment of Federal Tax Reform	5,054	-	-
Deferred tax (benefit) expense	(183)	3,261	3,011
Total income tax expense	$33,602	$25,689	24,522

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016, are as follows:

	December 31,
(dollars in thousands)	2017	2016
	Deductible temporary differences	Deductible temporary differences
Benefits and deferred remuneration	$(4,087)	$(5,474)
Difference in reporting the allowance for loan losses, net	12,002	18,117
Other income or expense not yet reported for tax purposes	(327)	129
Depreciable assets	(325)	(638)
Net deferred tax asset at end of year	7,263	12,134
Net deferred tax asset at beginning of year	12,134	15,395
Enactment of Federal Tax Reform	5,054	-
Deferred tax expense	$(183)	$3,261

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $7.3 million and $12.1 million at December 31, 2017 and 2016, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $2.3 million and $4.4 million at December 31, 2017 and 2016, respectively, relating to the net unrealized losses on securities available for sale and deferred tax (liabilities) assets of ($1.2) million and ($339) thousand at December 31, 2017 and 2016, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive loss.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31,
	2017	2016	2015
Statutory federal income tax rate	35.0%	35.0%	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.1)	(0.1)	(0.1)
State income tax (including alternative minimum tax), net of federal tax benefit	1.6	1.8	1.8
Enactment of Tax Reform	6.6
Other items	0.7	0.9	-
Effective income tax rate	43.8%	37.6	36.7

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2017, 2016, and 2015, these amounts were not material. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states. In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company's federal and state income tax returns for the years 2014 through 2017 remain open to examination.

On December 22, 2017 H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”), was signed into law. The Act includes many provisions that will affect our income tax expense, including reducing our federal tax rate from 35% to 21%, effective January 1, 2018. As a result of this rate reduction, we are required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled. The re-measurement of our net deferred tax asset resulted in additional 2017 income tax expense of $5.1 million.

Also on December 22, 2017, the U.S. Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 118 (“SAB 118”) to address any uncertainty or diversity of views in practice in accounting for the income tax effect of the Act in situations where a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete this accounting in the reporting period that includes the enactment date. SAB 118 allows for a measurement period, not to extend beyond one year of the Act’s enactment date, to complete the necessary accounting.

The Company recorded provisional amounts of deferred income taxes using reasonable estimates in two areas where the information necessary to determine the final deferred tax asset or liability was either not available, not prepared, or, not sufficiently analyzed as of the report filing date: 1) The Company’s deferred tax liability for temporary differences between the tax and financial reporting bases of fixed assets is awaiting completion and implementation of software updates to process the calculations associated with the Act’s provisions allowing for 100% bonus depreciation on fixed assets placed in service after September 27, 2017. 2) Our deferred tax asset for temporary difference associated with accrued compensation is awaiting final determinations of amounts that will be paid on or before March 15, 2018 and deducted on the 2017 income tax returns.

In a third area, The Company made no adjustments to deferred tax assets representing future deductions for accrued compensation that may be subject to new limitations under Internal Revenue Code Section 162(m) which, generally, limits, the annual deduction for certain compensation paid to certain employees to $1 million. As of the report filing date, there is uncertainty regarding how the newly-enacted rules in this area apply to existing contracts. Consequently, The Company is seeking further clarification of these matters before completing the analysis.

The Company will complete and record the income tax effects of these provisional items during the period necessary information becomes available. This measurement period will not extend beyond December 22, 2018.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2017 and 2016:

Change in Projected Benefit Obligation:	December 31,
(dollars in thousands)	2017	2016
Projected benefit obligation at beginning of year	$30,730	30,889
Service cost	42	61
Interest cost	1,303	1,371
Benefit payments and expected expenses	(2,050)	(1,782)
Net actuarial loss	1,194	191
Projected benefit obligation at end of year	$31,219	30,730

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2017	2016
Fair Value of plan assets at beginning of year	$43,100	41,677
Actual gain on plan assets	6,169	3,187
Benefit payments and actual expenses	(2,042)	(1,764)
Fair value of plan assets at end of year	47,227	43,100

Funded status at end of year	$16,008	12,370

Amounts recognized in accumulated other comprehensive loss consist of the following as of:

	December 31,
	2017	2016
Net actuarial loss	$2,972	5,279

The accumulated benefit obligation was $31.2 million and $30.7 million at December 31, 2017 and 2016, respectively.

 Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

Components of Net Periodic Pension (Credit) Expense and Other Amounts
Recognized in Other Comprehensive Income:

(dollars in thousands)	For the years ended December 31,
	2017	2016	2015
Service cost	$42	61	60
Interest cost	1,303	1,371	1,329
Expected return on plan assets	(2,742)	(2,648)	(2,735)
Amortization of net loss	67	184	210
Net periodic pension credit	(1,330)	(1,032)	(1,136)
Amortization of net loss	(67)	(184)	(210)

Net actuarial (gain) loss included in other comprehensive (loss) income	(2,240)	(367)	(109)

Total recognized in other comprehensive loss	(2,307)	(551)	(319)
Total recognized in net periodic benefit (credit) cost and other comprehensive (loss) income	$(3,637)	(1,583)	(1,455)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is $67 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2018	$1,773
2019	1,802
2020	1,839
2021	1,894
2022	1,875
2023 - 2027	9,327

The assumptions used to determine benefit obligations at December 31 are as follows:

	2017	2016	2015
Discount rate	3.93%	4.41	4.55

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2017	2016	2015
Discount rate	4.41%	4.55	4.03
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan was approximately $5.6 million as of December 31, 2017 and 2016. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $1.1 million, $1.0 million, and $1.0 million, in 2017, 2016, and 2015, respectively.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition. As of December 31, 2017 and 2016, the trusts had assets totaling $5.6 million.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2017 and 2016:

Change in Accumulated Benefit Obligation:	December 31,
(dollars in thousands)	2017	2016
Accumulated benefit obligation at beginning of year	$5,120	5,434
Service cost	103	116
Interest cost	218	221
Benefits paid	(93)	(70)
Net actuarial loss (gain)	265	(581)
Accumulated benefit obligation at end of year	$5,613	5,120

Change in Plan Assets and Reconciliation of Funded Status:	December 31,
(dollars in thousands)	2017	2016

Fair value of plan assets at beginning of year	$20,338	19,238
Actual gain on plan assets	2,611	1,104
Company contributions	66	66
Benefits paid	(93)	(70)
Fair value of plan assets at end of year	22,922	20,338

Funded status at end of year	$17,309	15,218

	December 31,
Amounts recognized in accumulated other comprehensive loss consist of the following as of:	2017	2016
Net actuarial gain	$(5,810)	(4,581)
Prior service credit	(1,636)	(1,547)
Total	$(7,446)	(6,128)

The accumulated benefit obligation was $5.6 million and $5.1 million at December 31, 2017 and 2016, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

	For the years ended December 31,
(dollars in thousands)	2017	2016	2015
Service cost	$103	$116	165
Interest cost	218	221	268
Expected return on plan assets	(761)	(720)	(722)
Amortization of net actuarial gain	(356)	(274)	(140)
Amortization of prior service cost	90	90	90
Net periodic benefit credit	(706)	(567)	(339)

Net (gain) loss	(1,584)	(966)	(602)
Amortization of prior service cost	(90)	(90)	(90)
Amortization of net gain	356	274	140
Total amount recognized in other comprehensive (loss) income	(1,318)	(782)	(552)

Total amount recognized in net periodic benefit cost and other comprehensive (loss) income	$(2,024)	$(1,349)	(891)

The estimated amount of net gain that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $355 thousand while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $90 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2018	98
2019	112
2020	117
2021	146
2022	158
2023 - 2027	1,040

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2017	2016	2015
Discount rate	3.93%	4.41%	4.55

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2016	2015	2014
Discount rate	4.41%	4.55%	4.03
Expected long-term rate of return on assets, net of tax	3.75	3.75	3.75

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2017 and thereafter. A one percentage point increase in the assumed health care cost in each year would have an approximate $1.2 million impact on the accumulated postretirement benefit obligation as of December 31, 2017, while a 1% decrease would have an approximate ($907) thousand impact. The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2017 would be $68 thousand for a one percentage point increase and ($53) thousand for a one percentage point decrease.

(d) Components of Accumulated Other Comprehensive Loss Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive (loss) income related to the retirement plan and the postretirement benefit plan, at December 31, 2017 and 2016, respectively:

(dollars in thousands)
	December 31, 2017
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(2,240)	(1,584)	(3,824)
Amortization of net actuarial (loss) gain	(67)	356	289
Amortization of prior service cost	-	(90)	(90)
Total	$(2,307)	(1,318)	(3,625)

	December 31, 2016
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(367)	(966)	(1,333)
Amortization of net actuarial gain (loss)	(184)	274	90
Amortization of prior service credit	-	(90)	(90)
Total	$(551)	(782)	(1,333)

(e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2017	2016	2017	2016
Debt Securities	29%	31	34	33
Equity Securities	69	64	64	62
Other	2	5	2	6
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2017and 2016, by asset category, is as follows:

Retirement Plan

		Fair Value Measurements at December 31, 2017 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,034	1,034	-	-
Equity mutual funds	32,509	32,509	-	-
U.S. government sponsored enterprises	6,920	-	6,920	-
Corporate bonds	6,163	-	6,163	-
Fixed income mutual funds	601	601	-	-

Total Plan Assets	$47,227	34,144	13,083	-

Postretirement Benefits

		Fair Value Measurements at December 31, 2017 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$409	406	-	-
Equity mutual funds	14,703	14,703	-	-
U.S. government sponsored enterprises	3,512	-	3,512	-
Corporate bonds	3,610	-	3,610	-
State and political subdivisions	688	-	688	-

Total Plan Assets	$22,922	15,112	7,810	-

Retirement Plan
		Fair Value Measurements at December 31, 2016 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$2,027	2,027	-	-
Equity mutual funds	27,706	27,706	-	-
U.S. government sponsored enterprises	4,233	-	4,233	-
Corporate bonds	8,535	-	8,535	-
Fixed income mutual funds	599	599	-	-

Total Plan Assets	$43,100	30,332	12,768	-

Postretirement Benefits

		Fair Value Measurements at December 31, 2016 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Plan Assets

Cash and cash equivalents	$1,172	1,172	-	-
Equity mutual funds	12,540	12,540	-	-
U.S. government sponsored enterprises	2,049	-	2,049	-
Corporate bonds	3,127	-	3,127	-
State and political subdivisions	1,450	-	1,450	-

Total Plan Assets	$20,338	13,712	6,626	-

At December 31, 2017 and 2016, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2017 and 2016.

The Company made no contributions to its pension and postretirement benefit plans in 2017 or 2016. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2018.

(f) Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit sharing contributions were made in 2017, 2016 or 2015 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan aggregated $1.0 million for 2017, $986 thousand in 2016 and $944 thousand in 2015.

The Company also has an officers and executive incentive plan. The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $1.9 million, $1.7 million and $715 thousand in 2017, 2016 and 2015, respectively.

The Company has also awarded 1.5 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2017, the weighted average strike price of each unit was $8.81.

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

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans. A summary of the status of TrustCo’s stock option awards as of December 31, 2017 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2017	2,084,041	$7.57
New options awarded - 2017	-	-
Expired options - 2017	(553,000)	-
Options forfeited-2017	(4,000)	-
Exercised options - 2017	(784,100)	6.68
Balance, December 31, 2017	742,941	$6.78	5.8 years

Exercisable Options

Balance, December 31, 2017	531,641	$6.77	5.2 years

At December 31, 2017, the intrinsic value of outstanding stock options and vested stock options was approximately $1.6 million and $1.2 million, respectively. The Company expects all unvested options to vest according to plan provisions.

During 2017, 2016 and 2015, options for 784 thousand, 241 thousand and 28 thousand shares of stock were exercised, respectively. The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $184 thousand at December 31, 2017. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 2.17 years. Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation was approximately $788 thousand.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2017.

During 2017, 2016 and 2015, the Company recognized $150 thousand, $224 thousand and $204 thousand in stock-based compensation expense related to the equity awards, respectively.

(h) Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service-based and performance based liability awards in 2017, 2016 and 2015.

The activity for service-based awards during 2017 was as follows:

Restricted share units

Outstanding Units

Balance, December 31, 2016	215,050
New awards granted	70,650
Forfeited awards	(9,200)
Awards settled	(63,400)
Balance, December 31, 2017	213,100

Service-Based Awards: officers During 2017, 2016 and 2015, the Company issued restricted share units to certain eligible officers, executives and its board of directors. The restricted share units do not hold voting powers, are not eligible for common stock dividends. The awards vest in whole units in equal installments from the first through the third year following the award date, beginning November 21, 2018. The 2016 and 2015 awards become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2017, 2016 and 2015, the Company recognized $633 thousand, $610 thousand and $324 thousand, respectively, in stock-based compensation expense related to these awards. Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled $1.2 million at December 31, 2017.  During 2017, awards granted in 2014 became fully vested and settled.  Awards granted after 2014 were unvested at December 31, 2017.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 26 months as of December 31, 2017.

The liability related to service-based liability awards totaled $749 thousand and $687 thousand at December 31, 2017 and 2016, respectively.

The activity for performance-based awards during 2017 was as follows:

Performance share units

Outstanding Units

Balance, December 31, 2016	357,000
New awards granted	94,600
Awards settled	(81,500)
Balance, December 31, 2017	370,100

Performance Based Awards: During 2017, 2016 and 2015, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2014, those have been fully vested and unpaid. For units granted subsequent to 2014, all of the units are unvested as of December 31, 2017 and the company expects to meet the required performance criteria of the awards.

During 2017, 2016 and 2015, the Company recognized approximately $1.2 million, $23 thousand and ($48) thousand, respectively, in stock based compensation expense (benefit) related to these units. Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $1.9 million at December 31, 2017.  At December 31, 2017, the units awarded in 2014 were fully vested and unpaid. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 24 months as of December 31, 2017.

The liability related to performance based liability awards totaled $1.5 million and $323 thousand at December 31, 2017 and 2016, respectively.

(i) Stock and Liability Based Compensation Expense

Total compensation expense totaled $1.9 million, $857 thousand and $480 thousand in 2017, 2016 and 2015, respectively, related to awards under the Company’s equity-based compensation plans.

Of the $1.9 million of stock based compensation expense recognized in 2017, $1.8 million related to liability awards as they may be settled in cash instead of shares, while the remaining $151 thousand related to equity awards

Of the $857 thousand of stock based compensation expense recognized in 2016, $633 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $224 thousand related to equity awards.

Of the $480 thousand of stock based compensation expense recognized in 2015, $276 thousand related to liability awards as they may be settled in cash instead of shares, while the remaining $204 thousand related to equity awards.

Stock-based compensation expense is recognized ratably over the vesting period for all awards. Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation in 2016 and 2015 was approximately $343 thousand and $192 thousand, respectively.

(10) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)
2018	$7,267
2019	7,178
2020	6,916
2021	6,720
2022	5,913
2023 and after	31,803
$65,797

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $6.4 million for 2017, $6.2 million for 2016 and $5.9 million in 2015. The Company is contractually obligated to pay these third-party service providers approximately $6 to $7 million per year through 2025.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments. At December 31, 2017, 2016 and 2015, the Company no longer has any unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2017, 2016 and 2015 follows:

(dollars in thousands, except per share data)
	2017	2016	2015
For the years ended
December 31:
Net income	$43,145	42,601	42,238
Less: Net income allocated to participating securities	-	-	-
Net income allocated to common shareholders	$43,145	42,601	42,238
Weighted average common shares outstanding including participating securities	96,111	95,548	95,103
Less: Participating securities	-	-	-
Weighted average common shares	96,111	95,548	95,103
Effect of Dilutive Securities:
Stock Options	111	100	110
Weighted average common shares including potential dilutive shares	96,222	95,648	95,213

Basic EPS	$0.449	0.446	0.444
Diluted EPS	$0.448	0.445	0.444

For the year ended December 31, 2017, there were no antidilutive stock options excluded from diluted earnings per share. For the year ended December 31, 2016 and 2015, the weighted average number of antidilutive stock options excluded from diluted earnings per share were approximately 1.4 million. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2017 and 2016, was $414.3 million and $462.5 million, respectively. Approximately 80% of these commitments were for variable rate products at the end of 2017 and 2016.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.8 million and $4.6 million at December 31, 2017 and 2016, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2017 and 2016 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2017 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:

U.S. government sponsored enterprises	$137,851	-	$137,851	-
State and political subdivisions	525	-	525	-
Mortgage backed securities and collateralized mortgage obligations - residential	315,983	-	315,983	-
Corporate bonds	40,162	-	40,162	-
Small Business Administration- guaranteed participation securities	67,059	-	67,059	-
Mortgage backed securities and collateralized mortgage obligations - commercial	9,700	-	9,700	-
Other	685	35	650	-
Total securities available for sale	$571,965	$35	$571,930	$-

	Fair Value Measurements at December 31, 2016 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(dollars in thousands)
Securities available for sale:
U.S. government sponsored enterprises	$117,266	$-	$117,266	$-
State and political subdivisions	886	-	886	-
Mortgage backed securities and collateralized mortgage obligations - residential	372,308	-	372,308	-
Corporate bonds	40,705		40,705
Small Business Administration- guaranteed participation securities	78,499	-	78,499	-
Mortgage backed securities and collateralized mortgage obligations - commercial	10,011	-	10,011	-
Other	685	35	650	-
Total securities available for sale	$620,360	$35	$620,325	$-

There were no transfers between Level 1 and Level 2 in 2017 and 2016.

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2017 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
(dollars in thousands)

Other real estate owned	$3,246	$-	$-	$3,246	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)
Impaired loans:
Commercial real estate		-	-	-	Sales comparison approach	Adjustments for differences between comparable sales
Real estate mortgage - 1 to 4 family	844	-	-	844	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

	Fair Value Measurements at December 31, 2016 Using:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)
(dollars in thousands)

Other real estate owned	$4,268	$-	$-	$4,268	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)
Impaired loans:
Commercial real estate	1,250	-	-	1,250	Sales comparison approach	Adjustments for differences between comparable sales	7% - 35% (23%)
Real estate mortgage - 1 to 4 family	458	-	-	458	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $3.2 million at December 31, 2017, and consisted of $541 thousand of commercial real estate and $2.7 million of residential real estate properties. A valuation charge of $1.1 million is included in earnings for the year ended December 31, 2017.

Of the total impaired loans of $24.1 million at December 31, 2017, $844 thousand are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2017. Gross charge-offs related to residential impaired loans included in the table above amounted to $151 thousand.

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

In accordance with ASC 825, the carrying amounts and estimated fair values of financial instruments at December 31, 2017 and 2016 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2017 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$612,740	612,740	-	-	612,740
Securities available for sale	571,965	35	571,930	-	571,965
Held to maturity securities	27,551	-	28,701	-	28,701
Federal Reserve Bank and Federal Home Loan Bank stock	8,779	N/A	N/A	N/A	N/A
Net loans	3,592,237	-	-	3,598,213	3,598,213
Accrued interest receivable	11,441	243	2,440	8,758	11,441
Financial liabilities:
Demand deposits	398,399	398,399	-	-	398,399
Interest bearing deposits	3,774,927	2,707,961	1,076,213	-	3,784,174
Short-term borrowings	242,991	-	242,991	-	242,991
Accrued interest payable	537	77	460	-	537

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2016 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$707,274	707,274	-	-	707,274
Securities available for sale	620,360	35	620,325	-	620,360
Held to maturity securities	45,490	-	47,526	-	47,526
Federal Reserve Bank and Federal Home Loan Bank stock	9,579	N/A	N/A	N/A	N/A
Net loans	3,386,696	-	-	3,370,976	3,370,976
Accrued interest receivable	11,070	145	2,654	8,271	11,070
Financial liabilities:
Demand deposits	377,755	377,755	-	-	377,755
Interest bearing deposits	3,818,408	2,658,945	1,156,025	-	3,814,970
Short-term borrowings	209,406	-	209,406	-	209,406
Accrued interest payable	526	82	444	-	526

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

(14) Regulatory Capital Requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy regulations and, additionally for banks, the prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019.    The capital rules include a capital conservation buffer that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on the Company’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. Implementation of the buffer began in January 2016 at the 0.625% level, and the buffer increases 0.625% each year thereafter until it reaches 2.5% on January 1, 2019.  Management believes, as of December 31, 2017, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If a bank is adequately capitalized, regulatory approval is required to accept brokered deposits.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2017 and December 31, 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2017 and 2016, for Trustco Bank:

(dollars in thousands)	As of December 31, 2017		Well	Adequately
	Amount	Ratio	Capitalized(1)	Capitalized(1)(2)

Tier 1 leverage ratio	$444,931	9.152%	5.000%	4.000%
Common equity Tier 1 capital	444,931	17.460	6.500	5.750
Tier 1 risk-based capital	444,931	17.460	8.000	7.250
Total risk-based capital	476,942	18.720	10.000	9.250

(dollars in thousands)	As of December 31, 2016		Well	Adequately
	Amount	Ratio	Capitalized(1)	Capitalized(1)

Tier 1 leverage ratio	$424,802	8.829%	5.000%	4.000%
Common equity Tier 1 capital	424,802	17.238	6.500	5.125
Tier 1 risk-based capital	424,802	17.238	8.000	6.625
Total risk-based capital	455,772	18.492	10.000	8.625

(1) Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2) The December 31, 2016 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a transition capital conservation buffer of 1.25 percent

The following is a summary of actual capital amounts and ratios as of December 31, 2017 and 2016 for TrustCo on a consolidated basis.

(dollars in thousands)	As of December 31, 2017		Minimum for
	Amount	Ratio	Capital Adequacy plus Capital Conservation Buffer(1)(2)

Tier 1 leverage ratio	$459,561	9.449%	4.000%
Common equity Tier 1 capital	459,561	18.020	5.750
Tier 1 risk-based capital	459,561	18.020	7.250
Total risk-based capital	491,590	19.280	9.250

(dollars in thousands)	As of December 31, 2016		Minimum for
	Amount	Ratio	Capital Adequacy plus Capital Conservation Buffer(1)(2)

Tier 1 leverage ratio	$438,426	9.110%	4.000%
Common equity Tier 1 capital	438,426	17.782	5.125
Tier 1 risk-based capital	438,426	17.782	6.625
Total risk-based capital	469,411	19.038	8.625

(1) Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2) The December 31, 2017 and 2016 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a transition capital conservation buffer of 1.25 percent, and 0.625 percent respectively.

(15) Accumulated Other Comprehensive Loss

The following is a summary of the accumulated other comprehensive loss balances, net of tax:

 The following represents the reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2017,2016 and 2015:

	For the year ended 12/31/17
(dollars in thousands)	Balance at 12/31/2016	Other comprehensive income (loss) - before reclassifications	Amount reclassified from accumulated other comprehensive loss	Other comprehensive income (loss) - year ended 12/31/2017	Balance at 12/31/2017

Net unrealized holding loss on securities available for sale, net of tax	$(6,762)	1,732		1,732	(5,030)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	42	3,012	-	3,012	3,054
Net change in net actuarial loss and prior service cost on pension and postretirement benefit plans, net of tax	469	-	(299)	(299)	170

Accumulated other comprehensive loss, net of tax	(6,251)	4,744	(299)	4,445	(1,806)

	For the year ended 12/31/16
(dollars in thousands)	Balance at 12/31/2014	Other comprehensive (loss) income - before reclassifications	Amount reclassified from accumulated other comprehensive loss	Other comprehensive (loss) income - year ended 12/31/2016	Balance at 12/31/2016

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(4,492)	(1,869)	(401)	(2,270)	(6,762)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(758)	800	-	800	42
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	469	-	-	-	469

Accumulated other comprehensive loss, net of tax	(4,781)	(1,069)	(401)	(1,470)	(6,251)

	For the year ended 12/31/15
(dollars in thousands)	Balance at 12/31/2014	Other comprehensive (loss) income - before reclassifications	Amount reclassified from accumulated other comprehensive loss	Other comprehensive (loss) Income- year ended 12/31/2015	Balance at 12/31/2015

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(3,693)	(648)	(151)	(799)	(4,492)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(1,188)	430	-	430	(758)
Net change in net actuarial loss and prior service credit on pension and postretirement benefit plans, net of tax	372	-	97	97	469

Accumulated other comprehensive loss, net of tax	$(4,509)	(218)	(54)	(272)	(4,781)

(dollars in thousands)	Years Ended December 31,			Affected Line Item
	2017	2016	2015	in Financial Statements
Unrealized gains on securities available for sale

Realized gain on securities transactions	$-	668	251	Net gain on securities transactions
Income tax expense	-	(267)	(100)	Income taxes
Net of tax	-	401	151

Amortization of pension and postretirement benefit items

Amortization of net actuarial gain (loss)	289	90	(70)	Salaries and employee benefits
Amortization of prior service cost	(90)	(90)	(90)	Salaries and employee benefits
Income tax benefit	100	-	63	Income taxes
Net of tax	299	-	(97)

Total reclassifications, net of tax	$299	401	54

(16) Agreement with the Office of the Comptroller of the Currency

On July 21, 2015 Trustco Bank (the “Bank”), the wholly owned subsidiary of TrustCo Bank Corp NY, entered into a formal agreement (the “Agreement”) with the Comptroller of the Currency of the United States (the “OCC”). The Agreement relates to the findings of the OCC following an examination of the Bank. The Agreement requires the Bank to take various actions, within prescribed time frames, with respect to certain areas of the Bank. These include, among others, (i) establishment of a committee of at least three Directors to monitor and coordinate the Bank’s response to the Agreement; (ii) adoption of compliance plans to respond to the Agreement with the assistance of an independent qualified consultant; (iii) evaluation and implementation of improvements in corporate governance with the assistance of an independent qualified consultant; (iv) evaluation and implementation of improvements in internal audit; (v) development of a strategic plan; (vi) development of a revised capital plan consistent with the strategic plan; (vii) development, and implementation of improvements to the Bank’s loan review system; and (viii) such other necessary steps to address the issues and questions noted by the OCC in the Agreement. As noted above, the OCC has terminated the formal agreement with the Bank effective February 7, 2018. As a result of the termination of the agreement, the Bank will not be required to obtain prior OCC approval of proposed dividend payments to the Company, although the Bank will be required to provide prior notice of intended dividends to the Federal Reserve Board and the OCC.

 (17) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” which implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In July 2015, FASB deferred the effective date of the ASU by one year which means ASU 2014-09 will be effective for the Company on January 1, 2018.  In addition, the FASB issued targeted updates to clarify specific implementation issues of ASU 2014-09. These updates include ASU No. 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU No. 2016-10 - Identifying Performance Obligations and Licensing and ASU No. 2016-12 - Narrow-Scope Improvements and Practical Expedients. The company has completed the evaluation of the ASU and discovered that a majority of the revenue contracts are not applicable and those that were determined applicable are not material to the financial statements.

The company has completed the evaluation of the ASU and determined that a majority of the revenue line items are not applicable for the ASU.

Wealth Management products and services were evaluated and determined within scope of the ASU requiring the Company to treat services within wealth management contracts as a single performance obligation. The effects of this requirement would not lead to significantly different recognition and measurement outcomes when compared to current accounting practices.

Service charges on deposit accounts and gains on sales of Other Real Estate Owned were evaluated and determined within scope of the ASU, however, would not lead to significantly different recognition and measurement outcomes when compared to current accounting practices.

For those revenue items that were determined within scope, the Company has determined the ASU will not have a significant impact to revenue recognition policies and will not have a material impact on the financial statements upon adoption.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” which amended existing guidance to improve accounting standards for financial instruments including clarification and simplification of accounting and disclosure requirements and the requirement for public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2017. The ASU is not expected to significantly impact the Company’s consolidated financial statements and the Company will be making enhanced disclosures for fair value of financial instruments (primarily loans) to comply with the exit price notion as required under the ASU beginning March 31, 2018.

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

In February 2018, the FASB issued ASU 2018-02,  “Income statement – Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” which will allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.  These amendments are effective for all entities for fiscal years beginning after December 15, 2018.  For Interim periods within those fiscal years, early adoption of the amendment is permitted including public business entities for reporting periods for which financial statements have not yet been issued. The Company intends to early adopt the ASU in the first quarter of 2018 and will reclassify the stranded tax effect in accumulated other comprehensive income to retained earnings in the period ended March 31, 2018.

(18) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)		Years Ended December 31,
Income:	2017	2016	2015

Dividends and interest from subsidiaries	$24,510	24,498	24,501
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	24,510	24,498	24,501
Expense:
Operating supplies	26	21	33
Professional services	122	461	577
Miscellaneous expense	2,573	1,258	664
Total expense	2,721	1,740	1,274
Income before income taxes and subsidiaries' undistributed earnings	21,789	22,758	23,227
Income tax benefit	(1,171)	(578)	(405)
Income before subsidiaries' undistributed earnings	22,960	23,336	23,632
Equity in undistributed earnings of subsidiaries	20,185	19,265	18,606
Net income	$43,145	42,601	42,238
Change in other comprehensive income (loss)	4,445	(1,470)	(272)
Comprehensive income	$47,590	41,131	41,966

Statements of Condition
(dollars in thousands)	December 31,
Assets:	2017	2016
Cash in subsidiary bank	$21,773	19,886
Investments in subsidiaries	443,692	419,075
Securities available for sale	35	35
Other assets	771	824
Total assets	466,271	439,820
Liabilities and shareholders' equity:
Accrued expenses and other liabilities	7,964	7,134
Total liabilities	7,964	7,134
Shareholders' equity	458,307	432,686
Total liabilities and shareholders' equity	$466,271	439,820

Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,
	2017	2016	2015
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$43,145	42,601	42,238
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(20,185)	(19,265)	(18,606)
Stock based compensation expense	150	224	204
Net change in other assets and accrued expenses	853	(196)	(140)
Total adjustments	(19,182)	(19,237)	(18,542)
Net cash provided by operating activities	23,963	23,364	23,696
Cash flows from financing activities:
Proceeds from exercise of stock options	5,236	1,368	147
Dividends paid	(25,184)	(25,055)	(24,937)
Payments to acquire treasury stock	(4,608)	(701)	(147)
Proceeds from sales of treasury stock	2,480	2,447	2,670

Net cash used in financing activities	(22,076)	(21,941)	(22,267)

Net increase in cash and cash equivalents	1,887	1,423	1,429

Cash and cash equivalents at beginning of year	19,886	18,463	17,034

Cash and cash equivalents at end of year	$21,773	19,886	18,463

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1532 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Branch Locations (continued)

Halfmoon Office	Loudon Plaza Office	Mt. Kisco Office
215 Guideboard Rd.	372 Northern Blvd.	222 East Main St.
Country Dollar Plaza	Albany, NY	Mt. Kisco, NY
Halfmoon, NY	Telephone: (518) 462-6668	Telephone: (914) 666-2362
Telephone: (518) 371-0593
	Madison Ave. Office	New City Office
Hartsdale Office	1084 Madison Ave.	20 Squadron Blvd.
220 East Hartsdale Ave.	Albany, NY	New City, NY
Hartsdale, NY	Telephone: (518) 489-4711	Telephone: (845) 634-4571
Telephone: (914) 722-2640
	Mahopac Office	New Scotland Office
Highland Office	945 South Lake Blvd	301 New Scotland Ave.
3580 Route 9W	Mahopac, NY	Albany, NY
Highland, NY	Telephone: (845) 803-8066	Telephone: (518) 438-7838
Telephone: (845) 691-7023
	Malta 4 Corners Office	Newton Plaza Office
Hoosick Falls Office	2471 Route 9	602 New Loudon Rd.
47 Main St.	Malta, NY	Latham, NY
Hoosick Falls, NY	Telephone: (518) 899-1056	Telephone: (518) 786-3687
Telephone: (518) 686-5352
	Mamaroneck Office	Niskayuna-Woodlawn Office
Hudson Office	180-190 East Boston Post Rd.	3461 State St.
507 Warren St.	Mamaroneck, NY	Schenectady, NY
Hudson, NY	Telephone: (914) 777-3023	Telephone: (518) 377-2264
Telephone: (518) 828-9434
	Mayfair Office	Northern Pines Road Office
Hudson Falls Office	286 Saratoga Rd.	649 Maple Ave.
3750 Burgoyne Ave.	Glenville, NY	Saratoga Springs, NY
Hudson Falls, NY	Telephone: (518) 399-9121	Telephone: (518) 583-2634
Telephone: (518) 747-0886
	Mechanicville Office	Peekskill Office
Katonah Office	9 Price Chopper Plaza	20 Welcher Ave.
18 Woods Bridge Road	Mechanicville, NY	Peekskill, NY
Katonah, NY	Telephone: (518) 664-1059	Telephone: (914) 739-1839
Telephone: (914) 666-6230
	Milton Office	Pelham Office
Kingston Office	2 Trieble Ave.	132 Fifth Ave.
1220 Ulster Ave.	Ballston Spa, NY	Pelham, NY
Kingston, NY	Telephone: (518) 885-0498	Telephone: (914) 632-1983
Telephone: (845) 336-5372
	Monroe Office	Pomona Office
Lake George Office	791 Route 17M	1581 Route 202
2160 Route 9L	Monroe, NY	Pomona, NY
Lake George, NY	Telephone: (845) 782-1100	Telephone: (845) 354-0176
Telephone: (518) 668-2352
	Mont Pleasant Office	Poughkeepsie Office
Latham Office	959 Crane St.	2656 South Rd.
1 Johnson Rd.	Schenectady, NY	Poughkeepsie, NY
Latham, NY	Telephone: (518) 346-1267	Telephone: (845) 485-6419
Telephone: (518) 785-0761

Branch Locations (continued)

Queensbury Office	Slingerlands Office	Upper Union Street Office
118 Quaker Rd.	1569 New Scotland Rd.	1620 Union St.
Suite 1	Slingerlands, NY	Schenectady, NY
Queensbury, NY	Telephone: (518) 439-9352	Telephone: (518) 374-4056
Telephone: (518) 798-7226
	South Glens Falls Office	Ushers Road Office
Red Hook Office	133 Saratoga Rd.	308 Ushers Rd.
4 Morgans Way	Suite 1	Ballston Lake, NY
Red Hook, NY	South Glens Falls, NY	Telephone: (518) 877-8069
Telephone: (845) 752-2224	Telephone: (518) 793-7668
Valatie Office
Rotterdam Office	State Farm Road Office	2929 Route 9
1416 Curry Rd.	2050 Western Ave.	Valatie, NY
Schenectady, NY	Guilderland, NY	Telephone: (518) 758-2265
Telephone: (518) 355-8330	Telephone: (518) 452-6913
Wappingers Falls Office
Route 2 Office	State St. Albany Office	1490 Route 9
201 Troy-Schenectady Rd.	112 State St.	Wappingers Falls, NY
Latham, NY	Albany, NY	Telephone: (845) 298-9315
Telephone: (518) 785-7155	Telephone: (518) 436-9043
Warrensburg Office
Route 7 Office	State St. Schenectady - Main Office	9 Lake George Plaza Rd.
1156 Troy-Schenectady Rd.	320 State St.	Lake George, NY
Latham, NY	Schenectady, NY	Telephone: (518) 623-3707
Telephone: (518) 785-4744	Telephone: (518) 381-3831
West Sand Lake Office
Saratoga Springs Office	Stuyvesant Plaza Office	3690 NY Route 43
34 Congress St.	Western Ave. at Fuller Rd.	West Sand Lake, NY
Saratoga Springs, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 587-3520	Telephone: (518) 489-2616
Wilton Mall Office
Schaghticoke Office	Tanners Main Office	Route 50
2 Main St.	345 Main St.	Saratoga Springs, NY
Schaghticoke, NY	Catskill, NY	Telephone: (518) 583-1716
Telephone: (518) 753-6509	Telephone: (518) 943-2500
Wolf Road Office
Scotia Office	Tanners West Office	34 Wolf Rd.
123 Mohawk Ave.	238 West Bridge St.	Albany, NY
Scotia, NY	Catskill, NY	Telephone: (518) 458-7761
Telephone: (518) 372-9416	Telephone: (518) 943-5090
Wynantskill Office
Sheridan Plaza Office	Troy Office	134-136 Main St.
1350 Gerling St.	5th Ave. and State St.	Wynantskill, NY
Schenectady, NY	Troy, NY	Telephone: (518) 286-2674
Telephone: (518) 377-8517	Telephone: (518) 274-5420

Branch Locations (continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lady Lake Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	873 North US Highway 27/441
Oviedo, FL	Orlando, FL	Lady Lake, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (352) 205-8893

Aloma Office	Curry Ford West Office	Lake Brantley Office
4070 Aloma Ave.	2838 Curry Ford Rd.	909 North SR 434
Winter Park, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 339-3396

Apollo Beach Office	Davenport Office	Lake Mary Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	350 West Lake Mary Blvd.
Apollo Beach, FL	Suite 600	Sanford, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 330-7106
Telephone: (863) 424-9493
Apopka Office		Lake Nona Office
1134 North Rock Springs Rd.	Dean Road Office	9360 Narcoossee Rd.
Apopka, FL	3920 Dean Rd.	Orlando, FL
Telephone: (407) 464-7373	Orlando, FL	(407) 801-7330
Telephone: (407) 657-8001
Avalon Park Office		Lake Square Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	10105 Route 441
Orlando, FL	415 East Pine St.	Leesburg, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 422-7129
Bay Hill Office		Lee Road Office
6084 Apopka Vineland Road	East Colonial Office	1084 Lee Rd., Suite 11
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 275-3075
BeeLine Center Office		Lee Vista Office
10249 South John Young Pkwy.	Englewood Office	8288 Lee Vista Blvd., Suite E
Suite 101	2930 South McCall Rd.	Orlando, FL
Orlando, FL	Englewood, FL	Telephone: (321) 235-5583
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Leesburg Office
Beneva Village Office	Gateway Commons Office	1330 Citizens Blvd., Suite 101
5950 South Beneva Road	1525 East Osceola Pkwy., Suite 120	Leesburg, FL
Sarasota, FL	Kissimmee, FL	Telephone: (352) 365-1305
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Maitland Office
Bradenton Office	Goldenrod Office	9400 US Route 17/92, Suite 101
5858 Cortez Rd. West	7803 East Colonial Rd., Suite 107	Maitland, FL
Bradenton, FL	Orlando, FL	Telephone: (407) 332-6071
Telephone: (941) 792-2604	Telephone: (407) 207-3773
Melbourne Office
Colonial Drive Office	Juno Beach Office	2481 Croton Rd.
4301 East Colonial Dr.	14051 US Highway 1	Melbourne, FL
Orlando, FL	Juno Beach, FL	Telephone: (321) 752 0446
Telephone: (407) 895-6393	Telephone: (561) 630-4521

Branch Locations (continued)

Metro West Office	Port Orange Office	Tuskawilla Road Office
2619 S. Hiawasee Rd.	3751 Clyde Morris Blvd.	1295 Tuskawilla Rd., Suite 10
Orlando, FL	Port Orange, FL	Winter Springs, FL
Telephone: (407) 293-1580	Telephone: (386) 322-3730	Telephone: (407) 695-5558

North Clermont Office	Rinehart Road Office	Venice Office
12302 Roper Blvd.	1185 Rinehart Rd.	2057 South Tamiami Trl.
Clermont, FL	Sanford, FL	Venice, FL
Telephone: (352) 243-2563	Telephone: (407) 268-3720	Telephone: (941) 496-9100

Orange City Office	Sarasota Office	Westwood Plaza Office
902 Saxon Blvd., Suite 101	2704 Bee Ridge Rd.	4942 West State Route 46
Orange City, FL	Sarasota, FL	Suite 1050
Telephone: (386) 775-1392	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Ormond Beach Office	South Clermont Office
115 North Nova Rd.	16908 High Grove Blvd.	Windermere Office
Ormond Beach, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Osprey Office	Stuart Office
1300 South Tamiami Trl.	951 SE Federal Highway	Winter Garden Office
Osprey, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Oviedo Office	Sun City Center
1875 West County Rd. 419	4441 Sun City Center	Winter Haven Office
Suite 600	Sun City Center, FL	7476 Cypress Gardens Blvd. Southeast
Oviedo, FL	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (407) 365-1145		Telephone: (863) 326-1918
Sweetwater Office
Pleasant Hill Commons Office	671 North Hunt Club Rd.	Winter Springs Office
3307 South Orange Blossom Trl.	Longwood, FL	851 East State Route 434
Kissimmee, FL	Telephone: (407) 774-1347	Winter Springs, FL
Telephone: (407) 846-8866		Telephone: (407) 327-6064

Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
Great Barrington Office	385 North Franklin Tpk.
326 Stockbridge Rd.	Ramsey, NJ
Great Barrington, MA	Telephone: (201) 934-1429
Telephone: (413) 644-0054

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

OFFICERS	BOARD OF DIRECTORS

PRESIDENT AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction
Chairman, TrustCo Bank Corp NY
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER	Brian C. Flynn, CPA
Michael M. Ozimek	KPMG LLP
Retired Partner
EXECUTIVE VICE PRESIDENT
AND CHIEF BANKING OFFICER	Thomas O. Maggs, President
Scot R. Salvador	Maggs & Associates
Insurance Agency
EXECUTIVE VICE PRESIDENT
AND CHIEF RISK OFFICER	Anthony J. Marinello, M.D., Ph.D.
Robert M. Leonard	Physician

SENIOR VICE PRESIDENT AND	Robert J. McCormick,
TREASURER	President and Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY

SENIOR VICE PRESIDENT AND	William D. Powers,
CHIEF OPERATIONS OFFICER	Powers & Co., LLC
Kevin M. Curley	Retired Partner

VICE PRESIDENT, COUNSEL AND	Lisa M. Reutter, Owner
SECRETARY	LMKD Properties, LLC
Michael J. Hall	Property Management

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS
Lionel O. Barthold	John S. Morris, Ph.D.	Edwin O. Salisbury
Robert A. McCormick	James H. Murphy, D.D.S.	William F. Terry
Nancy A. McNamara	Richard J. Murray, Jr.

Trustco Bank Officers

PRESIDENT AND CHIEF
EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT	COLLECTIONS/ OPERATIONS/	GENERAL SERVICES
AND CHIEF RISK OFFICER	CREDIT	Officer
Robert M. Leonard	Senior Vice President and	Joseph N. Marley
Chief Operations Officer
EXECUTIVE VICE PRESIDENT	Kevin M. Curley	INFORMATION TECHNOLOGY/
AND CHIEF BANKING OFFICER	Assistant Vice President	PLANNING AND SYSTEMS
Scot R. Salvador	Stacy L. Marble	Administrative Vice President
	Officer	John R. George
ACCOUNTING/FINANCE	Elizabeth A. Bennett	Vice President and
Senior Vice President and	Aislinn E. Melia	Chief Technology Officer
Chief Financial Officer		Volney R. LaRowe
Michael M. Ozimek	COMPLIANCE/ RISK/ BSA/
Vice Presidents	CREDIT ADMINISTRATION	LENDING
Andrea A. McGuire	Administrative Vice President and	Administrative Vice President
Michael V. Pitnell	Chief Compliance Officer and	Michael J. Lofrumento
Interest Rate Risk Vice President	Information Security Officer	Vice Presidents
Kevin T. Timmons	Michael J. Ewell	Patrick M. Canavan
Officers	Administrative Vice President	Officers
Lynn M. Hallenbeck	Michelle L. Simmonds	Amy E. Anderson
Michael F. McMahon	Vice President, Counsel	Suzanne E. Breen
	Michael J. Hall	Rebecca L. O'Hare
AUDIT	Vice President	James M. Poole
Director of Internal Audit	Lara Ann Gough	Joseph M. Rice
Daniel R. Saullo	Assistant Vice President
Officer	Jennifer L. Meadows	MARKETING
Kenneth E. Hughes Jr.	Officer	Assistant Vice President
Jasmine K. Silver	James A.P. McCarthy, Esq.	Adam E. Roselan
Jason T. Goodell
BRANCH ADMINISTRATION		PERSONNEL/
Senior Vice President and	FINANCIAL SERVICES	QUALITY CONTROL/
Florida Regional President	Administrative Vice President and	TRAINING
Eric W. Schreck	Chief Trust Officer	Vice President and
Administrative Vice President	Patrick J. LaPorta, Esq.	Director of Human Resources
Carly K. Batista	Vice President	Mary-Jean Riley
Assistant Vice President	Thomas M. Poitras	Officer
Mark J. Cooper	Officers	Takla A. Awad
Gloryvel Morales	Michael D. Bates	Jessica M. DeVoe
Jocelyn E. Vizcara	John W. Bresonis
Officers	William J. Heslin
Jonathan R. Goodell	Clint M. Mallard
William B. Jansz	Lauren A. Maxwell
Lesly Jean-Louis
Seeranie Ramjeet
Pratik A. Shah
Berkley K. Young

 General Information

ANNUAL MEETING
Thursday, May 17, 2018
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

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2017 upon written request. Requests and related inquiries should be directed to Kevin T. Timmons, Vice President, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President-Personnel, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 11,900 shareholders of record of TrustCo common stock as of January 29, 2017.

SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)

ORE Property One, Inc.
Orlando, Florida

ORE Property Two, Inc.
Orlando, Florida

ORE Subsidiary Corporation
Glenville, New York

TRANSFER AGENT
Computershare
Regular Mail
PO BOX 505000
Louisville, KY 40233-5000
UNITED STATES

Overnight Delivery
462 South 4th Street
Suite 1600 Louisville, KY 40202
UNITED STATES

Toll Free: 1-800-368-5948 or 1-781-575-4223

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 395 companies as of February 9, 2018. A list of the component companies can be obtained by contacting TrustCo.

	Period Ending
Index	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17
TrustCo Bank Corp NY	100.00	142.17	149.42	131.65	194.94	211.61
Russell 2000 Index	100.00	138.82	145.62	139.19	168.85	193.58
SNL Bank and Thrift Index	100.00	136.92	152.85	155.94	196.86	231.49