Form 10-K, Exhibit 13
period 2018-12-31
TRUSTCO BANK CORP N Y
filed 2019-03-01
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 148 community banking offices and 161 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 32 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2018		2017		Percent Change
Income:
Net interest income	$160,686		$154,368		4.09%
Net Income	61,445		43,145		42.42
Per Share:
Basic earnings	0.637		0.449		41.87
Diluted earnings	0.636		0.448		41.96
Book value at period end	5.07		4.76		6.51
Average Balances:
Assets	4,900,450		4,875,668		0.51
Loans, net	3,746,082		3,514,900		6.58
Deposits	4,206,577		4,171,396		0.84
Shareholders’ equity	470,814		447,680		5.17
Financial Ratios:
Return on average assets	1.25%		0.88%		42.05
Return on average equity	13.05		9.64		35.38
Consolidated tier 1 capital to:
Total assets (leverage)	10.13		9.45		7.20
Risk-adjusted assets	18.79		18.02		4.27
Common equity tier 1 capital ratio	18.79		18.02		4.27
Total capital to risk-adjusted assets	20.05		19.28		3.97
Net loans charged off to average loans	0.0002		0.04893		(99.56)
Allowance for loan losses to nonperforming loans	1.79	x	1.81	x	(1.12)
Efficiency ratio*	53.97%		53.75%		0.41
Dividend Payout ratio	42.02		58.44		(28.10)

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price
					High	Low

2018
First quarter	$0.154	$0.153	$0.0656	$4.80	$9.33	$8.25
Second quarter	0.160	0.160	0.0656	4.87	9.35	8.35
Third quarter	0.157	0.157	0.0681	4.93	9.45	8.35
Fourth quarter	0.166	0.166	0.0681	5.07	8.53	6.51

2017
First quarter	$0.114	$0.114	$0.0656	$4.57	$8.00	$7.80
Second quarter	0.127	0.127	0.0656	4.66	7.75	7.58
Third quarter	0.131	0.131	0.0656	4.73	9.10	8.85
Fourth quarter	0.077	0.076	0.0656	4.76	9.30	9.15

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

Financial Highlights	1

President’s Message	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4-30

Glossary of Terms	31-33

Management’s Report on Internal Control Over Financial Reporting	34

Report of Independent Registered Public Accounting Firm	35-36

Consolidated Financial Statements and Notes	37-83

Branch Locations	84-89

Officers and Board of Directors	90-91

General Information	92-93

Share Price Information	94

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message

Dear fellow shareholders,

Writing this letter, I reflect on the year past and look forward to the future.  I am pleased to report that the view of our company in both directions is extremely positive.  Thank you for being part of our continued success.

In 2018, our company saw $61.4 million in earnings up from $43.1 million in 2017.  This performance was the result of intense focus on TrustCo’s core purpose – delivering quality banking products and services at a fair price with a particular emphasis on residential mortgage lending.  This is what we do well and every person on the TrustCo team knows it.  Our purpose drives everything we do and, when we truly fulfill our purpose, we improve our community one dream at a time and our business thrives.  Thriving business permitted 2018’s increase in our company’s dividend.   The company paid dividends of $25.8 million in 2018 and did so while maintaining strong capital ratios.

Looking forward, I see genuine promise of even greater success.  Our clear and positive mission is attractive to the up-and-coming generation of millennials who increasingly make up not only our customer base, but our most valuable asset - our workforce.  Today’s financial performance fuels tomorrow’s success.  We continue to invest in our company at all levels and our investments in systems and technology have not only improved our customer experience, but position us to sustain our corporate purpose with efficiency and technological ease in an ever‑evolving banking market.

Another source of insight and direction comes from our ongoing engagement with our shareholders.  We share information about what we are doing and how we are doing it and we listen to what is important to you and the advice that you offer – particularly on matters of governance.  We continuously assess the state of our corporate affairs and never hesitate to embrace improvements in areas such as diversity, transparency, accountability, and responsibility.

In 2018 we enhanced the ranks of our senior executive management team with the promotion of Michael Ozimek, our Chief Financial Officer, and Kevin Curley, our head of Branch Administration and Operations, to Executive Vice President.  These promotions, and the mutual commitments that they represent, greatly enhance long‑term shareholder value by ensuring the availability of top-tier talent well into the future.  Also in 2018, our ranks were diminished by the untimely passing of our Vice President of Investor Relations, Kevin Timmons.  His wisdom, insight, and warm personality are sorely missed.

The bar of achievement has been set high, but our team is more than ready and able to do whatever needs to be done in 2019 and beyond.  We are aware that the road ahead is not without challenges, but we face that road with eagerness and enthusiasm.  We will strive for the ever-more efficient accomplishment of our corporate purpose and the rewards that accompany such success.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2018 and, in summary form, the two preceding years.  Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a taxable equivalent basis.  Balances discussed are daily averages unless otherwise described.  The consolidated financial statements and related notes and the quarterly reports to shareholders for 2018 should be read in conjunction with this review.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2018 despite a challenging operating environment and mixed economic conditions.  Among the key results for 2018, in management’s view:

•	Net income after taxes increased 42.4% in 2018 versus 2017;

•	Period-end loans were up $238 million for 2018 compared to the prior year;

•	Period-end core deposits were up $101 million for 2018 compared to the prior year;

•	Nonperforming assets declined $960 thousand or 3.5% to $26.7 million from year-end 2017 to year-end 2018;

•	Net interest margin improved 11 basis points to 3.33% in 2018 versus 2017;

•	At 53.97%, the efficiency ratio remained substantially better than peer-group levels (see Non-GAAP Financial Measures Reconciliation), and;

•
The regulatory capital levels of both the Company and the Bank improved at December 31, 2018 relative to the prior year, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

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

Return on average equity was 13.05% in 2018 compared to 9.64% in 2017, while return on average assets was 1.25% in 2018 as compared to 0.88% in 2017.

The economic and business environment generally improved during 2018 but remains mixed with various regions of the nation experiencing uneven growth or change during the year.  Real gross domestic product (“GDP”) increased at an annual rate of 3.4% during the third quarter of 2018, the latest available information, compared to 2017 and 2016 when GDP increased by 2.2% and 1.5% respectively.  The annual growth rate for GDP remains below the range exhibited during the robust growth periods experienced during the 1980’s and 1990’s.  Equity markets did not fare well during 2018 due to a number of factors including ongoing trade discussions, rising interest rates and concern relative to the length of the economic recovery and the potential for an upcoming recession.  The Dow Jones Industrial Average was down 3.5% during 2018 and the S&P 500 was also down 4.4% for 2018.  United States Treasuries saw significant flattening of the yield curve during 2018 with the shorter term maturities increasing in yield more significantly than the yield increases on the longer term maturities.  Beginning 2018 the yield on the 2 year Treasury bond was 1.92% and increased 56 basis points during the year to close 2018 at 2.48% whereas the 10 year Treasury bond began 2018 at 2.46% and closed the year up 23 basis points to 2.69% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire to increase shorter term rates to help offset some of the above target growth that has occurred in the last several quarters.

The outlook for the United States economy is complicated by political uncertainties domestically and internationally which has led to trade disruptions and anticipation of economic slowdowns.  Corporate profits for 2018 have generally been enhanced as a result of the 2017 Tax Act which reduced the overall corporate federal tax rates on business operating in the United States.  These reduced tax rates will continue into 2019 but will not, on their own, contribute to an increase in net profits for 2019 over 2018.  Growth in business operations and expansion of corporate activities will be necessary for broad range increases in revenues and profits.

Employment increased and unemployment decreased during 2018 as workers reentered the workforce and companies expanded operations to accommodate economic growth and demand for their products and services.  The unemployment rate has reached historical lows which is generally interpreted to mean that the economy has reached full employment which in turn historically has been an indicator of increased wage pressure and increased inflation.  The Federal Reserve Board action to increase short term rates is to help offset the impact of these inflationary factors in the economy.

Generally a steady increase in economic activities is viewed as a positive for the banking and finance industries as economic growth creates additional demand for company goods and services which in turn result in increased revenues and profits.  TrustCo like most other banking organizations prices many of their liabilities (deposits and short term debt) off of the shorter end of the Treasury maturity curve which in 2018 has been increasing faster than the longer end of the Treasury maturity curve.  Continuation of this trend could lead to pressure on net margins which in turn may cause management to take action with respect to excess liquidity.

Management believes that TrustCo’s long term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices.  While we continue to adhere to prudent underwriting standards, as a lender, we may be adversely impacted by general economic weaknesses and by a downturn in the housing markets in the areas we serve.

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

Tax Cuts and Jobs Act

On December 22, 2017 the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law.  The Tax Act makes broad and complex changes to the U.S. tax code that affected our 2017 results and that will affect future periods.  Among the Tax Act’s changes is a reduction of the statutory corporate tax rate from 35% to 21%.  The lower tax rate will have a significant beneficial impact on the Company’s results going forward, but also resulted in the revaluation of net deferred tax assets on our balance sheet as of December 31, 2017, based on the lower tax rate.  Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets and liabilities are adjusted through income tax expense as changes in tax laws are enacted.  The rate reduction was effective January 1, 2018.  Included in results for the fourth quarter and full year 2017 is a reduction in the value of net deferred tax assets of $5.1 million, which was recorded as additional income tax expense for the quarter ended December 31, 2017.  This charge had a negative impact on reported net income, earnings per share, return on average equity and return on average assets for the quarter and year ended December 31, 2017.

Overview

2018 results were marked by continued growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $3.87 billion, an increase of $238 million or 6.5% over the 2017 year-end balance.  Deposits ended 2018 at $4.27 billion, up from $4.17 billion the prior year-end.  The year-over-year increases in loans reflect the success the Company has had in attracting customers to the Bank.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $61.4 million or $0.636 of diluted earnings per share for the year ended December 31, 2018, compared to $43.1 million or $0.448 of diluted earnings per share for the year ended December 31, 2017.  Net income before taxes was $79.7 million in 2018 compared to $76.7 million in 2017.

During 2018, the following had a significant effect on net income:

•
an increase of $6.3 million in net interest income from 2017 to 2018 as a result of a combination of 0.67% growth in average interest earning assets and an 11 basis point increase in the net interest margin to 3.33%;

•	a decrease of $600 thousand in the provision for loan losses to $1.4 million in 2018;

•	an increase of $3.7 million in total non-interest expense, as compared to 2017, and;

•	an decrease of $15.4 million in income tax expense from $33.6 million in 2017 to $18.2 million in 2018.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2018 and 2017, including:

•
return on average equity of 13.05% for 2018 and 9.64% for 2017, compared to medians of 10.43% in 2018 and 8.37% in 2017 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence Financial with assets of $2 billion to $10 billion, and

•
an efficiency ratio, as calculated by S&P Global Market Intelligence, of 53.97% for 2018 and 53.72% for 2017, compared to the peer group medians of 58.49% in 2018 and 58.62% in 2017.  Note that the S&P calculation differs slightly from our calculation.

During 2018, TrustCo’s results were positively affected by the growth of deposits, strong loan growth and a shift in asset mix.  Despite the changes in the interest rate environment during 2018, the Company was able to continue to attract deposits at relatively low yields.  On average for 2018, non-maturity deposits were 73.7% of total deposits, consistent with 2017.  Overall, the cost of interest bearing liabilities increased 15 basis points to 0.51% in 2018 as compared to 2017.  Average loan balances increased 6.6% from 2017 to 2018, while the total of short-term investments, available for sale securities and held to maturity securities decreased 11.3%, resulting in average net loans growing to 77.7% of average earning assets in 2018 from 73.4% in 2017.  Given that loan yields were approximately 135 basis points above the yield on the total of short-term investments and securities, this shift, combined with the growth of average earning assets, the increase in the Federal funds target rate and the decline in funding cost, contributed to the $6.3 million increase in net interest income from 2017 to 2018.  The Company has traditionally maintained a high liquidity position, and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.  The changing rate environment in 2018 resulted in maturing and called securities being reinvested, as noted, in loans as well as into a combination of Federal funds and bonds.  The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, despite the increases in the target Federal funds range, along with modest economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2018.  The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of 0.00% to 0.25% by year‑end.  That target range was in place throughout most of 2016. The FRB increased the target range several times beginning in December of 2016, with the target range now at 2.25% to 2.55%.  The FRB Federal Open Market Committee (“FOMC” or “Committee”) affirmed in its December 19, 2018 press release that “Information received since the Federal Open Market Committee met in November indicates that the labor market has continued to strengthen and that economic activity has been rising at a strong rate.  Job gains have been strong, on average, in recent months, and the unemployment rate has remained low.  Household spending has continued to grow strongly, while growth of business fixed investment has moderated from its rapid pace earlier in the year.  On a 12‑month basis, both overall inflation and inflation for items other than food and energy remain near 2 percent.  Indicators of longer-term inflation expectations are little changed, on balance.  Consistent with its statutory mandate, the Committee seeks to foster maximum employment and price stability.  The Committee judges that some further gradual increases in the target range for the federal funds rate will be consistent with sustained expansion of economic activity, strong labor market conditions, and inflation near the Committee’s symmetric 2 percent objective over the medium term.  The Committee judges that risks to the economic outlook are roughly balanced, but will continue to monitor global economic and financial developments and assess their implications for the economic outlook.” Based on the above the committee raised the target range from 2.25% to 2.50% in December.

As discussed previously, some market interest rates moved significantly during the course of 2018, with shorter term rates rising sharply but longer term rates remaining roughly flat versus year‑end 2017.  Overall, trends in market rates caused a flattening of the yield curve, on average, during the year.  The average daily spread between the ten year Treasury and the two year Treasury was 38 basis points in 2018, down from an average of 93 basis points in 2017 and 102 basis points in 2016.  The spread narrowed more significantly later in the year, ending 2018 at 21 basis points.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2017 and 2018.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2018
Beginning of Year	1.44	1.92	2.25	2.46	0.51
Peak	2.45	2.98	3.09	3.24	0.78
Trough	1.39	1.94	2.25	2.44	0.11
End of Year	2.45	2.48	2.51	2.69	0.21
Average	1.97	2.53	2.75	2.91	0.38
Median	1.95	2.56	2.76	2.90	0.33

2017
Beginning of Year	0.51	1.20	1.93	2.45	1.25
Peak	1.47	1.92	2.26	2.62	1.30
Trough	0.50	1.12	1.63	2.05	0.51
End of Year	1.39	1.89	2.20	2.40	0.51
Average	0.95	1.40	1.91	2.33	0.93
Median	1.01	1.34	1.90	2.34	0.91

Source: S&P Global Market Intelligence

In addition to changes in interest rates, economic conditions have a significant impact on the allowance for loan losses.  The decrease in the provision for loan losses from $2.0 million in 2017 to $1.4 million in 2018 positively affected net income.  Net charge‑offs decreased from $1.7 million in 2017 to $804 thousand in 2018.  Total nonperforming loans increased $609 thousand from 2017.  Details on nonperforming loans and net charge-offs are included in the notes to the financial statements.  The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions.

TrustCo focuses on providing high quality service to the communities served by its branch‑banking network.  The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the branches added recently added to our “network.”

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Bank has continued to expand the franchise to areas experiencing economic growth, specifically in central Florida and the downstate New York region.  The Company has experienced significant growth in both markets as measured by deposit balances, and to a lesser extent, by loan balances.  All new branches have the same products and features found at other Trustco Bank locations.  With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will continue to attract deposit and loan customers and be a welcome addition to these communities.  The branches opened since the expansion program began have continued to add to the Company’s customer base.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.  The expansion program has contributed significantly to the growth of both deposits and loans, as well as to non‑interest income and non‑interest expense.  The higher costs are offset by net interest income earned on core loans and deposits generated by these branches, as well as associated non‑interest income.  Revenue growth is expected to continue, as these branches typically continue to add new customers and increase penetration with existing customers over time.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 98.4% and 98.3% of average total assets for 2018 and for 2017 respectively.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines.  This is accomplished through core deposit banking products offered within the markets served by the Company.  TrustCo does not actively seek to attract out‑of‑area deposits or so‑called “hot money,” but rather focuses on core relationships with both depositors and borrowers.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  As noted previously, during 2007‑2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008.  The target range remained at that level until December 2016 when the range was increased to 0.25% to 0.50%.  Subsequent increases have resulted in the current range of 2.25% to 2.50%.

The yield on the ten-year Treasury bond increased by 23 basis points from 2.46% at the beginning of 2018 to the year‑end level of 2.69%, despite the increases in short term rates.  The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates increase, the fair value of the securities will decrease and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae.  Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  Higher market interest rates also generally increase the value of retail deposits.

While the increase in the Federal Funds target range had a beneficial impact on earnings on the Company’s cash position, the net effect of market changes in interest rates during 2018 was that yields earned on both the investment portfolios and loans remained quite low in 2018 relative to historic levels, while deposit costs were roughly stable.

Earning Assets

Average earning assets during 2018 were $4.82 billion, which was an increase of $31.7 million from 2017.  This increase was the result of growth in the average balance of net loans of $231.2 million, offset by decreases of $116.5 million in Federal Funds sold and other short‑term investments, $13.1 million in held-to-maturity securities and $69.5 million in securities available for sale between 2017 and 2018.  The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset decreases in each of the other loan categories.  The increase in real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $4.90 billion for 2018 and $4.88 billion for 2017.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2018 vs.	2017 vs.	Components of Total Earning Assets
	2018	2017	2016	2017	2016	2018	2017	2016
Loans, net	$3,746,082	3,514,900	3,348,324	231,182	166,576	77.7%	73.4	71.3

Securities available for sale (1):
U.S. government sponsored enterprises	155,381	139,652	101,242	15,729	38,410	3.2	2.9	2.2
State and political subdivisions	414	682	991	(268)	(309)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations residential	294,732	350,256	410,646	(55,524)	(60,390)	6.1	7.3	8.7
Corporate bonds	30,310	41,946	17,088	(11,636)	24,858	0.6	0.9	0.4
Small Business Administration-guaranteed participation securities	63,430	73,996	86,407	(10,566)	(12,411)	1.3	1.5	1.8
Mortgage-backed securities and collateralized mortgage obligations-commercial	2,769	9,963	10,284	(7,194)	(321)	0.1	0.2	0.2
Other	685	685	683	-	2	-	-	-
Total securities available for sale	547,721	617,180	627,341	(69,459)	(10,161)	11.3	12.9	13.4

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	24,801	31,266	40,830	(6,465)	(9,564)	0.5	0.7	0.9
Corporate bonds	-	6,663	10,145	(6,663)	(3,482)	-	0.1	0.2
Total held-to-maturity securities	24,801	37,929	50,975	(13,128)	(13,046)	0.5	0.8	1.1

Federal Reserve Bank and Federal Home Loan Bank stock	8,907	9,295	9,554	(388)	(259)	0.2	0.2	0.2
Federal funds sold and other short-term investments	495,066	611,586	662,436	(116,520)	(50,850)	10.3	12.8	14.1
Total earning assets	$4,822,577	4,790,890	4,698,630	31,687	92,260	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2018, the Company experienced another year of significant loan growth.  The $237.7 million increase in the Company’s gross loan portfolio from December 31, 2017 to December 31, 2018 was due to higher residential mortgage balances, which offset lower balances in other loan categories.  Average loans increased $231.2 million during 2018 to $3.75 billion.  Interest income on the loan portfolio increased to $158.3 million in 2018 from $148.2 million in 2017.  The average yield increased 1 basis point to 4.23% in 2018 compared to 2017.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$183,598	4.7%	$176,385	4.9%	$182,653	5.3%
Real estate - construction	26,717	0.7	30,946	0.9	24,826	0.7
Real estate - mortgage	3,362,539	86.8	3,111,397	85.6	2,879,448	83.9
Home equity lines of credit	289,540	7.5	308,916	8.5	334,841	9.8
Installment loans	11,702	0.3	8,763	0.2	8,818	0.3
Total loans	3,874,096	100.0%	3,636,407	100.0%	3,430,586	100.0%
Less: Allowance for loan losses	44,766		44,170		43,890
Net loans (1)	$3,829,330		$3,592,237		$3,386,696

	Average Balances
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$175,814	4.7%	$175,596	5.0%	$186,800	5.6%	$195,265	6.0%	$201,317	6.7%
Real estate - construction	26,717	0.7	26,616	0.8	23,645	0.7	29,101	0.9	35,109	1.2
Real estate - mortgage	3,236,631	86.5	2,985,870	84.9	2,779,451	83.0	2,647,265	81.8	2,428,383	80.6
Home equity lines of credit	297,678	7.9	318,660	9.1	350,004	10.5	354,718	11.0	343,264	11.4
Installment loans	9,242	0.2	8,158	0.2	8,424	0.3	8,457	0.3	6,083	0.2

Total loans	3,746,082	100.0%	3,514,900	100.0%	3,348,324	100.0%	3,234,806	100.0%	3,014,156	100.0%
Less: Allowance for loan losses	44,651		44,319		44,718		46,023		47,409
Net loans (1)	$3,701,431		$3,470,581		$3,303,606		$3,188,783		$2,966,747

(1) Presented net of deferred direct loan origination fees and costs.

 Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products.  Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed.  The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted.  The average balance of residential real estate mortgage loans was approximately $3.28 billion in 2018 and approximately $3.00 billion in 2017.  Income on real estate loans increased to $133.9 million in 2018 from $125.0 million in 2017.  The yield on the portfolio decreased from 4.16% in 2017 to 4.12% in 2018 due to changes in retail rates in the marketplace.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

TrustCo does not make subprime loans or purchase investments collateralized by subprime loans.  A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender or some combination of these.  For instance, adjustable loans underwritten at initial low “teaser” rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime.  Other than for its small credit card portfolio, TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.

Average commercial loans of $188.4 million in 2018 increased by $3.0 million from $185.4 million in 2017.  Average commercial loans included $12.5 million and $9.8 million of commercial real estate construction loans in 2018 and 2017, respectively.  The average yield on the commercial loan portfolio increased to 5.26% for 2018 from 5.25% in 2017, which, coupled with the higher average balance resulted in interest income on commercial loans of $9.9 million in 2018 and $9.7 million in 2017.

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

TrustCo has a strong position in the home equity credit line product in its market area.  During 2018, the average balance of home equity credit lines was $297.7 million, a decrease from $318.7 million in 2017.  Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  Changes in consumer behavior have resulted in this product being somewhat less popular in recent years.  TrustCo’s average yield on this portfolio was 4.56% for 2018 and 3.98% in 2017.  This resulted in interest income on home equity credit lines of $13.6 million in 2018, compared to $12.7 million in 2017.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2018
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$42,045	51,732	89,821	183,598
Real estate construction	26,717	-	-	26,717

Total	68,762	51,732	89,821	210,315

Predetermined rates	28,728	51,732	89,821	170,281
Floating rates	40,034	-	-	40,034

Total	$68,762	51,732	89,821	210,315

At December 31, 2018 and 2017, the Company had approximately $26.7 million and $30.9 million of real estate construction loans, respectively.  Of the $26.7 million in real estate construction loans at December 31, 2018, approximately $14.2 million were secured by first mortgages to residential borrowers with the remaining $12.5 million were loans to commercial borrowers for residential construction projects.  Of the $30.9 million in real estate construction loans at December 31, 2017, approximately $24.8 million were secured by first mortgages to residential borrowers while approximately $16.3 million were to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2018		2017		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$154,868	152,160	139,890	137,851	119,887	117,266
State and political subdivisions	168	173	515	525	873	886
Mortgage backed securities and collateralized mortgage obligations-residential	271,386	262,032	320,614	315,983	378,068	372,308
Corporate bonds	30,048	29,938	40,270	40,162	40,956	40,705
Small Business Adminstration-guaranteed participation securities	58,376	56,475	68,921	67,059	81,026	78,499
Mortgage backed securities and collateralized mortgage obligations-commercial	-	-	9,810	9,700	10,130	10,011
Other	685	685	685	685	685	685
Total securities available for sale	515,531	501,463	580,705	571,965	631,625	620,360
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	22,501	22,924	27,551	28,701	35,500	37,236
Corporate bonds	-	-	-	-	9,990	10,290
Total held to maturity securities	22,501	22,924	27,551	28,701	45,490	47,526
Total investment securities	$538,032	524,387	608,256	600,666	677,115	667,886

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity.  The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current low interest rate environment.  The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass‑throughs issued by United States government agencies or sponsored enterprises.

Holdings of various types of securities may vary from year‑to‑year depending on management’s assessment of relative risk and reward, and also due to timing issues of call, maturities, prepayments and purchases.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2018 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2018, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery.  Accordingly, at December 31, 2018 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2018, the carrying value of securities available for sale amounted to $501.5 million, compared to $572.0 million at year end 2017.  For 2018, the average balance of securities available for sale was $547.7 million with an average yield of 2.16%, compared to an average balance in 2017 of $617.2 million with an average yield of 1.95%.  The taxable equivalent income earned on the securities available for sale portfolio in 2017 was $12.1 million, compared to $11.8 million earned in 2018.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2018, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $58 thousand and gross unrealized losses of approximately $14.1 million.  At December 31, 2017, the fair value of the company’s portfolio of securities available for sale carried gross unrealized gains of approximately $121 thousand and gross unrealized losses of approximately $8.9 million.  As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2018 the Company held $22.5 million of held to maturity securities, compared to $27.6 million at December 31, 2017.  For 2018, the average balance of held to maturity securities was $24.8 million, compared to $37.9 million in 2017.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities decreased from 4.11% in 2017 to 3.88% in 2018 as the mix within the portfolio changed due primarily to paydowns and prepayments on the mortgage-backed securities held in the portfolio.  The maturity of a corporate bond with a relatively high yield also impacted the overall yield on this portfolio in 2018.  Interest income on held to maturity securities declined from $1.6 million in 2017 to $962 thousand in 2018, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2018 was $22.9 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2018 there were $154 thousand in unrecognized losses on securities in this portfolio.

Securities Gains: During 2018 and 2017, TrustCo did not recognize any net gains from securities transactions, compared to net gains of $668 thousand in 2016.  There were no sales or transfers of held to maturity securities in 2018, 2017 and 2016.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2018
	Maturing:
Debt securities available for sale:	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$-	154,868	-	-	154,868
Fair Value	-	152,160	-	-	152,160
Weighted average yield	-%	2.03	-	-	2.03
State and political subdivisions
Amortized cost	$8	126	34	-	168
Fair Value	8	131	34	-	173
Weighted average yield	5.44%	5.05	5.26	-	5.11
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$1,148	72,739	191,576	5,923	271,386
Fair Value	1,139	70,166	184,979	5,748	262,032
Weighted average yield	1.99%	2.25	2.44	3.12	2.41
Corporate bonds
Amortized cost	$10,007	20,041	-	-	30,048
Fair Value	9,995	19,943	-	-	29,938
Weighted average yield	1.45%	3.30	-	-	2.68
Small Business Administration-guaranteed participation securities
Amortized cost	$-	58,376	-	-	58,376
Fair Value	-	56,475	-	-	56,475
Weighted average yield	-%	2.05	-	-	2.05
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Other
Amortized cost	$50	600	35	-	685
Fair Value	50	600	35	-	685
Weighted average yield	1.91%	3.44	0.20	-	3.15
Total securities available for sale
Amortized cost	$11,213	306,750	191,645	5,923	515,531
Fair Value	11,192	299,475	185,048	5,748	501,463
Weighted average yield	1.51%	2.17	2.44	3	2.27

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	16,713	5,788	-	22,501
Fair Value	-	16,906	6,018	-	22,924
Weighted average yield	-%	3.68	5.06	-	4.03
Corporate bonds
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Total held to maturity securities
Amortized cost	$-	16,713	5,788	-	22,501
Fair Value	-	16,906	6,018	-	22,924
Weighted average yield	-%	3.68	5.06	-	4.03

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.  The level of calls in 2018 was lower than the 2017 level, as rising interest rates reduce the probability of calls.  The probability of future calls will change depending on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2018.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2018 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2018
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$10,078	10,067	166,081	163,352
1 to 5 years	175,727	172,933	126,977	123,319
5 to 10 years	8,108	7,780	216,515	209,009
After 10 years	321,618	310,683	5,958	5,783
Total debt securities available for sale	$515,531	501,463	515,531	501,463

Held to maturity securities:

(dollars in thousands)	As of December 31, 2018
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
1 to 5 years	$-	-	16,713	16,906
5 to 10 years	1,288	1,293	5,788	6,018
After 10 years	21,213	21,631	-	-
Total held to maturity securities	$22,501	22,924	22,501	22,924

Federal Funds Sold and Other Short-term Investments

During 2018, the average balance of Federal Funds sold and other short-term investments was $495.1 million, a decrease from $611.6 million in 2017.  The average rate earned on these assets was 1.09% in 2017 and 1.87% in 2018.  The increase in the average rate in 2018 was due to the increases in the Federal Funds target range that were implemented.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $454.5million for 2018, compared to $568.6 million at year end 2017.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2018, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of the Federal Funds sold and other short-term investments in 2018 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $4.21 billion in 2018, compared to approximately $4.17 billion in 2017, an increase of $35.2 million.  Changes in deposit categories (average balances 2018 versus 2017) included: demand deposits up $13.7 million, interest-bearing checking deposits up $53.4 million, savings down $33.6 million, money market down $51.0 million and time deposits up $52.7 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in core deposits reflects the focus on growing these lower costing funding sources by providing core banking services better, faster and cheaper than competitors.  The increase in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)		2018 vs.		2018 vs.	2017 vs.	Components of Total Funding
	2018	2017	2016	2017	2016	2018	2017	2016

Retail deposits
Demand deposits	$396,367	382,658	369,820	13,709	12,838	9.0%	8.7	8.5
Savings	1,241,619	1,275,268	1,272,015	(33,649)	3,253	28.2	29.0	29.3
Time deposits under $250 thousand	967,765	960,408	1,018,571	7,357	(58,163)	22.0	21.8	23.5
Interest bearing checking accounts	897,378	844,010	764,399	53,368	79,611	20.4	19.2	17.6
Money market deposits	521,233	572,270	580,125	(51,037)	(7,855)	11.8	13.0	13.4
Total retail deposits	4,024,362	4,034,614	4,004,930	(10,252)	29,684	91.4	91.7	92.4
Time deposits over $250 thousand	182,215	136,782	144,271	45,433	(7,489)	4.1	3.1	3.3
Short-term borrowings	194,810	228,086	185,672	(33,276)	42,414	4.4	5.2	4.3
Total purchased liabilities	377,025	364,868	329,943	12,157	34,925	8.6	8.3	7.6
Total sources of funding	$4,401,387	4,399,482	4,334,873	1,905	64,609	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2018			2017			2016
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$3,746,082	158,304	4.23%	$3,514,900	148,162	4.22%	$3,348,324	143,705	4.29%

Securities available for sale:
U.S. government sponsored enterprises	155,381	3,112	2.00	139,652	2,281	1.63	101,242	1,489	1.47
State and political subdivisions	414	34	8.21	682	55	8.06	991	80	8.07
Mortgage backed securities and collateralized mortgage obligations-residential	294,732	6,593	2.24	350,256	7,447	2.13	410,646	7,963	1.94
Corporate bonds	30,310	687	2.27	41,946	606	1.44	17,088	246	1.44
Small Business Administration-guaranteed participation securities	63,430	1,339	2.11	73,996	1,547	2.09	86,407	1,801	2.08
Mortgage backed securities and collateralized mortgage obligations-commercial	2,769	37	1.33	9,963	109	1.09	10,284	133	1.29
Other	685	18	2.63	685	16	2.34	683	16	2.34
Total securities available for sale	547,721	11,820	2.16	617,180	12,061	1.95	627,341	11,728	1.87
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	24,801	962	3.88	31,266	1,149	3.67	40,830	1,454	3.56
Corporate bonds	-	-	-	6,663	410	6.15	10,145	617	6.08
Total held to maturity securities	24,801	962	3.88	37,929	1,559	4.11	50,975	2,071	4.06
Federal Reserve Bank and Federal Home
Loan Bank stock	8,907	564	6.33	9,295	544	5.85	9,554	502	5.25
Federal funds sold and other short-term investments	495,066	9,276	1.87	611,586	6,679	1.09	662,436	3,407	0.50
Total interest earning assets	4,822,577	180,926	3.75%	4,790,890	169,005	3.53%	4,698,630	161,413	3.44%
Allowance for loan losses	(44,651)			(44,319)			(44,718)
Cash and noninterest earning assets	122,524			129,097			136,789
Total assets	$4,900,450			$4,875,668			$4,790,701
Liabilities and shareholders’ equity
Interest bearing deposits:
Interest bearing checking accounts	$897,378	442	0.05%	$844,010	478	0.06%	$764,399	473	0.06%
Savings	1,241,619	1,657	0.13	1,275,268	1,729	0.14	1,272,015	2,148	0.17
Time deposits and money markets	1,671,213	16,859	1.01	1,669,460	10,983	0.66	1,742,967	11,592	0.67
Total interest bearing deposits	3,810,210	18,958	0.50	3,788,738	13,190	0.35	3,779,381	14,213	0.38
Short-term borrowings	194,810	1,270	0.65	228,086	1,402	0.61	185,672	1,091	0.59
Total interest bearing liabilities	4,005,020	20,228	0.51%	4,016,824	14,592	0.36%	3,965,053	15,304	0.39%
Demand deposits	396,367			382,658			369,820
Other liabilities	28,249			28,506			27,439
Shareholders’ equity	470,814			447,680			428,389
Total liabilities and shareholders’ equity	$4,900,450			$4,875,668			$4,790,701
Net interest income		160,698			154,413			146,109
Taxable equivalent adjustment		(12)			(45)			(54)
Net interest income		160,686			154,368			146,055
Net interest spread			3.25%			3.16%			3.05%
Net interest margin (net interest income to total interest earnings assets)			3.33			3.22			3.11
Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income on a tax equivalent basis were 21.0% and 6.0%, respectively, for 2018, and 35.0% and 7.5%, respectively, for 2017 and 2016.  [The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $849 thousand, $3.1 million, and $5.0 million in 2018, 2017, and 2016, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio.]  The gross amounts of the net unrealized loss has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

While the overall cost of interest bearing deposits increased 0.50% in 2018, the overall growth in interest bearing assets and yields increased, which resulted in improvement to the margin by 11 basis points.

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

Other funding sources: The Company had $194.8 million of average short‑term borrowings outstanding during 2018, compared to $228.1 million in 2017.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.65% in 2018 and 0.61% in 2017.  This resulted in interest expense of approximately $1.3 million in 2018, compared to $1.4 million in 2017.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2018	2017	2016	2015	2014
Individuals, partnerships and corporations	$4,184,850	4,149,832	4,127,587	4,085,491	3,965,716
U.S. Government	-	-	-	-	2
States and political subdivisions	3,007	2,765	3,085	2,654	2,141
Other (certified and official checks, etc.)	18,720	18,799	18,529	15,360	11,109
Total average deposits by type of depositor	$4,206,577	4,171,396	4,149,201	4,103,505	3,978,968

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND

(dollars in thousands)
As of December 31, 2018

Under 3 months	$62,888
3 to 6 months	41,392
6 to 12 months	27,414
Over 12 months	50,521

Total	$182,215

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2018 vs. 2017			2017 vs. 2016
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):
Federal funds sold and other short-term investments	$2,597	(942)	3,539	$3,272	(231)	$3,503
Securities available for sale:
Taxable	(220)	(1,465)	1,245	358	(751)	1,109
Tax-exempt	(21)	(21)	-	(25)	(25)	-
Total securities available for sale	(241)	(1,486)	1,245	333	(776)	1,109
Held to maturity securities (taxable)	(597)	(453)	(144)	(512)	(564)	52
Federal Reserve Bank and Federal Home Loan Bank stock	20	(21)	41	42	(13)	55
Loans, net	10,142	9,623	519	4,457	6,985	(2,528)
Total interest income	11,921	6,721	5,200	7,592	5,401	2,191

Interest expense:
Interest bearing checking accounts	(36)	34	(70)	5	27	(22)
Savings	(72)	(44)	(28)	(419)	5	(424)
Time deposits and money markets	5,876	318	5,558	(609)	(571)	(38)
Short-term borrowings	(132)	(226)	94	311	259	52
Total interest expense	5,636	82	5,554	(712)	(280)	(432)
Net interest income (TE)	$6,285	6,639	(354)	$8,304	5,681	2,623

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings generated.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements.  On January 1, 2016, a new capital rule took effect that revised the federal bank regulatory agencies’ risk-based capital requirements and, for the first time, subjected the Company to consolidated regulatory capital requirements.  Among other matters, the rule also established a new common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, increased the minimum Tier 1 capital to risk-based assets requirement from 4.0% to 6.0% of risk-weighted assets, changed the risk-weightings of certain assets, and changed what qualifies as capital for purposes of meeting the various capital requirements.  In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (the capital conservation buffer) over the minimum risk-based capital levels before they may pay dividends, repurchase shares, or pay discretionary bonuses.  The new rule will be phased-in over several years and will be fully in effect in 2019.  Calendar year 2018 was the third year of implementation of the new capital rules.

As of December 31, 2018, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the current and also fully phased-in capital conservation buffer is taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when it’s CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2018 and 2017, Trustco Bank met the definition of “well-capitalized.”

The Company’s dividend payout ratio was 42.0% of net income in 2018 and 58.4% of net income in 2017.  The per-share dividend paid was $0.2625 in 2017 and $0.2674 in 2018.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and, during 2018 and 2017, the Bank’s compliance with the capital plan required under the terms of the Bank’s July 21, 2016 formal agreement with the OCC.  Under the OCC agreement, the Bank could declare or pay a dividend or make a capital distribution only (a) if the Bank was in compliance with its approved written capital plan, and would remain in compliance with such Capital Plan immediately following the declaration or payment of any dividend or capital distribution, and (b) following OCC approval under OCC capital distribution rules.  The OCC could disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement.  In addition, under the agreement signed with the OCC in 2016, the payment of dividends by the Bank are subject to prior approval.  As noted above, the OCC has terminated the formal agreement with the Bank effective February 7, 2018.  As a result of the termination of the agreement, the Bank will not be required to obtain prior OCC approval of proposed dividend payments to the Company, although the Bank will be required to provide prior notice of intended dividends to the Federal Reserve Board and the OCC.

TrustCo’s consolidated Tier 1 risk-based capital was 18.79% of risk-adjusted assets at December 31, 2018, and 18.02% of risk‑adjusted assets at December 31, 2017.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2018 was 10.13%, as compared to 9.45% at year-end 2017.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 11,900 participants.  During 2018, $2.4 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRP also allows for additional purchases by participants and has a discount feature (up to a 5% for safe harbor provisions) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2018 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York.  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2018 and 2017 totaled $26.7 million and $27.6 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.64% in 2018 and 0.67% in 2017.  As of December 31, 2018 and 2017, there were $8.6 million of loans in non-accruing status that were less than 90 days past due.  During 2018, a sale of approximately $4.4 million of nonperforming assets was completed at a gain of $925 thousand.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2018		2017	2016	2015	2014
Loans in nonaccrual status	$24,952		24,339	25,018	28,212	33,886
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	34		38	42	48	125
Total nonperforming loans (1)	24,986		24,377	25,060	28,260	34,011
Foreclosed real estate	1,676		3,246	4,268	6,455	6,441
Total nonperforming assets	$26,662		27,623	29,328	34,715	40,452
Allowance for loan losses	$44,766		44,170	43,890	44,762	46,327
Allowance coverage of nonperforming loans	1.79	x	1.81	1.75	1.58	1.36
Nonperforming loans as a % of total loans	0.64%		0.67	0.73	0.86	1.08
Nonperforming assets as a % of total assets	0.54%		0.56	0.60	0.73	0.87

(1)  As of December 31, 2018, 2017 and 2016, the Company also had $11.1 million, $11.8 million and $11.5 million, respectively, of performing retail loans for which the borrower has filed for chapter 7 bankruptcy protection and not reaffirmed their debt to Trustco Bank.  Under guidance issued by the OCC in the third quarter of 2016, these loans are deemed to be troubled debt restructurings (“TDRs”), and as such have been included in the impaired loan disclosures.  For the periods prior to the OCC guidance, these loans were not considered to be TDRs.

At December 31, 2018, nonperforming loans include a mix of commercial and residential loans.  Of the total nonaccrual loans of $25.0 million, $24.3 million were residential real estate loans and $645 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions improved over the last year, but remain challenging in some respects.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2018, 76.1% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The Upstate New York region has been affected by the economic downturn to a much lesser degree than markets that previously enjoyed more robust growth and more rapid escalation in housing prices.  The remaining 23.9% of the loan portfolio are Florida loans.  The Company’s Downstate New York and Florida market areas experienced more of an impact from the economic downturn, but conditions have improved significantly over the recent years.  At December 31, 2018, 7.7% of nonperforming loans were in Florida and 92.3% were in the Company’s New York area markets.  At December 31, 2018 nonperforming Florida loans amounted to $1.9 million compared to $2.4 million at December 31, 2017.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $1.4 million and $2.2 million of commercial loans classified as impaired as of December 31, 2018 and 2017, respectively.  In addition, there were $20.9 million and $22.0 million of residential TDRs classified as impaired at December 31, 2018 and 2017, respectively.  Generally, residential TDRs involve the borrower filing for bankruptcy protection.  The average balances of all impaired loans were $23.1 million during 2018, $24.8 million in 2017 and $22.4 million in 2016.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2018, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons.  These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  These loans do not involve more than normal risk of collectability or present other unfavorable features.

At year-end 2018 and 2017 there were $1.7 million and $3.2 million of foreclosed real estate, respectively.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Loan Losses

The Company maintains an allowance for loan losses that is available to absorb losses on loans that management determines are uncollectible.  The balance of the allowance is maintained at a level that is, in management’s judgment, representative of probable incurred losses related to the loan portfolio at the end of the reporting period.

The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the held for investment loan portfolio.  In determining the allowance, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably estimated.  On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature of the portfolio, industry concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio.  Based on this analysis, we record a provision for loan losses in order to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality.  The allowance is maintained at an amount we believe is sufficient to provide for estimated losses inherent in our loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance.  Changes in these estimates and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity or results of operations.

 The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans charged off in 2018 and 2017 were $804 thousand and $1.7 million, respectively.  The decrease in net charge-offs was primarily the result of lower gross charge-offs in both the New York and Florida residential segments of the portfolio and lower commercial gross charge-offs in the New York segment.  New York commercial gross charge-offs were up $28 thousand from 2017 to 2018, while residential gross charge-offs were down $1.2 million in 2018 relative to 2017.  There were no Florida commercial charge-offs in either 2017 or 2018, while residential gross charge-offs were down $167 thousand from 2017 to 2018.  Total gross installment charge‑offs increased $38 from 2017 to 2018.  The changes in gross and net charge-offs in these categories reflected economic and market changes.  During 2018, 61.5% of net charge-offs were on residential real estate loans, 27.2% were on installment loans and commercial loans of 11.2%, compared to an average loan mix of 5.0% commercial, 94.8% real estate (including home equity products) and 0.2% installment.  Included in the net numbers cited above were recoveries of $399 thousand in 2018 and $791 thousand in 2017.  The Company recorded a $1.4 million provision for loan losses in 2018 compared to $2.0 million in 2017.  The decrease in the provision for loan losses in 2018 was primarily related to positive asset quality trends and improving economic conditions.

The allowance for loan losses increased from $44.2 million at December 31, 2017, or 1.21% of total loans at that date, to $44.8 million at December 31, 2018, or 1.16% of total loans at that date.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2018	2017	2016	2015	2014
Amount of loans outstanding at end of year (less unearned income)	$3,874,096	3,636,407	3,430,586	3,293,304	3,158,332
Average loans outstanding during year (less average unearned income)	3,746,082	3,514,900	3,348,324	3,234,806	3,014,156
Balance of allowance at beginning of year	44,170	43,890	44,762	46,327	47,714
Loans charged off:
Commercial and commercial real estate	100	72	795	779	1,010
Real estate mortgage - 1 to 4 family	846	2,220	3,573	4,951	6,320
Installment	257	219	342	185	214
Total	1,203	2,511	4,710	5,915	7,544
Recoveries of loans previously charged off:
Commercial and commercial real estate	10	96	207	27	514
Real estate mortgage - 1 to 4 family	351	669	617	577	511
Installment	38	26	64	46	32
Total	399	791	888	650	1,057
Net loans charged off	804	1,720	3,822	5,265	6,487
Provision for loan losses	1,400	2,000	2,950	3,700	5,100
Balance of allowance at end of year	$44,766	44,170	43,890	44,762	46,327
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.02%	0.05	0.11	0.16	0.22
Allowance as a percent of loans outstanding at end of year	1.16	1.21	1.28	1.36	1.47

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of December 31, 2018		As of December 31, 2017
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans

Commercial	$3,903	4.74%	$4,205	4.85%
Real estate - construction	310	0.69%	379	0.85%
Real estate mortgage - 1 to 4 family	34,918	86.80%	33,622	85.56%
Home equity lines of credit	4,689	7.47%	5,195	8.50%
Installment Loans	946	0.30%	769	0.24%
	$44,766	100.00%	$44,170	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2018 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2018.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

As of December 31, 2018	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	19.27%
+300 BP	20.91
+200 BP	22.44
+100 BP	22.51
Current rates	23.29
-100 BP	22.71
-200 BP	20.33

At December 31, 2018, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.13%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 23.29% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.13% at December 31, 2018, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

A secondary method to identify and manage the interest rate risk profile is the static gap analysis.  Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods.  An asset‑sensitive position indicates that there are more rate-sensitive assets than rate‑sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates.  A liability‑sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

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

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio.  To fund those long‑term assets, the Company cultivates long-term deposit relationships (often called core deposits).  These core deposit relationships tend to be longer-term in nature and not as susceptible to changes in interest rates.  Core deposit balances, along with substantial levels of short‑term liquid assets allows the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2018.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is nominally liability sensitive on a cumulative basis when measured in the less than 1 year and 1-5 years buckets.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  TrustCo is nominally asset sensitive on the Over 5 years bucket.  The effect of being that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2018
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,149,031	1,353,709	2,356,562	99,611	4,958,913
Cumulative total assets	$1,149,031	2,502,740	4,859,302	4,958,913
Total liabilities and shareholders’ equity	$1,392,308	1,420,754	1,630,934	514,917	4,958,913
Cumulative total liabilities and shareholders’ equity	$1,392,308	2,813,062	4,443,996	4,958,913

Cumulative interest sensitivity gap	$(243,277)	(310,322)	415,306
Cumulative gap as a % of interest earning assets for the period	(21.2%)	(12.4%)	8.5%
Cumulative interest sensitive assets to liabilities	82.5%	89.0%	109.3%

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

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.02 billion in 2018 and $4.03 billion in 2017.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2018, the average balance of purchased liabilities was $377.0 million, compared with $364.9 million in 2017.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2018 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2018, TrustCo’s loan to deposit ratio was 90.64% compared to 87.1% at December 31, 2017, while the median peer group of all publically traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 94.8% and 92.0%, respectively.  In addition, at December 31, 2018 and 2017, the Company had cash and cash equivalents totaling $503.7 million and $612.7 million, respectively, as well as unpledged securities available for sale with a fair value of $298.4 million and $220.2 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2018 and 2017, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $432.6 million and $414.3 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $6.6 million and $3.8 million at December 31, 2018 and 2017, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2018 and 2017 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $18.1 million in 2018, $18.4 million in 2017 and $19.0 million in 2016.  There were no net securities gains recorded in 2018 while 2016 results included $668 thousand of net gains.  Excluding securities gains and losses, noninterest income was $18.1 million in 2018, $18.4 million in 2017 and $18.3 million in 2016.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $6.3 million in 2018, $6.6 million in 2017 and $5.9 million in 2016.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity.  At December 31, 2018, 2017 and 2016, fair value of assets under management by the Trustco Financial Services were approximately $802.6 million, $890.2 million and $845.7 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees as well as types of fees where appropriate.  The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts.  There were no sales of nonperforming loans in 2018.  During 2018, 2017 and 2016 sales of nonperforming loans resulted in gains of $85 thousand and $24 thousand, respectively, and are included in other noninterest income.  Also included in other noninterest income in 2016 is a gain of $469 thousand on the sale of a building.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2018 vs. 2017
	2018	2017	2016	Amount	Percent

Trustco Financial Services income	$6,283	6,584	5,886	$(301)	(4.6)%
Fees for services to customers	10,912	10,798	10,857	114	1.1
Net gain on securities transactions	-	-	668	-	-
Other	886	991	1,601	(105)	(10.6)
Total noninterest income	$18,081	18,373	19,012	$(292)	(1.6)%

Noninterest expense: Noninterest expense was $97.7 million in 2018, compared with $94.0 million in 2017 and $93.8 million in 2016.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 56.0% for 2018.  TrustCo’s efficiency ratio was 53.9% in 2018, 53.7% in 2017 and 55.7% in 2016.  Excluded from the efficiency ratio calculation were $668 thousand of securities gains in 2016.  In addition in 2016 the ratio excludes the gain on the sale of a branch building, and for 2017 and 2016 gains on the sale of NPL’s previously mentioned were also excluded.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2018 vs. 2017
	2018	2017	2016	Amount	Percent

Salaries and employee benefits	$42,107	40,665	36,508	$1,442	3.5%
Net occupancy expense	17,213	16,543	16,078	670	4.1
Equipment expense	7,068	6,118	6,320	950	15.5
Professional services	6,555	6,895	8,200	(340)	(4.9)
Outsourced services	7,500	6,410	6,216	1,090	17.0
Advertising expense	3,020	2,578	2,515	442	17.1
FDIC and other insurance	2,741	4,179	5,967	(1,438)	(34.4)
Other real estate expense, net	1,231	1,171	2,558	60	5.1
Other	10,278	9,435	9,465	843	8.9
Total noninterest expense	$97,713	93,994	93,827	$3,719	4.0%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2018, these expenses amounted to $42.1 million, compared with $40.7 million in 2017 and $36.5 million in 2016.  The change in salaries and benefits in 2018 was primarily due to increases in employees related to fulfilling the agreement with the OCC.  Full time equivalent headcount increased from 846 as of December 31, 2017 to 854 as of December 31, 2018.

Professional services expense was $6.6 million in 2018, compared to $6.9 million in 2017 and $8.2 million in 2016.  The decrease in these costs in 2017 compared to 2016 was driven by the reduced use of various consultants and experts utilized to assist with meeting the requirements of the agreement with the OCC.

FDIC and other insurance expense was $2.7 million in 2018, $4.2 million in 2017 and $6.0 million in 2016.  The decline in 2018 reflects the full year impact of changes in the FDIC premium structure that occurred during 2017.

Other real estate expense remained $1.2 million in 2018, as compared to $1.2 million in 2017 and $2.6 million in 2016.  Included in ORE expense during 2018, 2017 and 2016 were write downs of properties included in ORE totaling $769 thousand, $1.1 million and $1.2 million, respectively.

Changes in other noninterest expense are the results of normal banking activities.  The decrease in 2017 versus 2016 was partly the result of the one-time costs in 2016 to roll out chip card technology for TrustCo’s debit cards.

Income Tax

As discussed, the Act had a significant impact on the Company’s recognized tax expense in 2018.  In 2018, TrustCo recognized income tax expense of $18.2 million, as compared to $33.6 million in 2017 (which included the $5.1 million associated with the Tax Act), and $25.7 million in 2016.  The effective tax rates were 22.9%, 43.8% and 37.6% in 2018, 2017, and 2016, respectively.  The lower effective tax rate in 2018 is due to the federal tax reform.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2018:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating leases	$7,799	15,177	13,721	32,722	69,419

In addition, the Company is contractually obligated to pay data processing vendors approximately $6 million to $7 million per year through 2021.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $1.9 million per year through 2025.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s supplementary pension plan which amounted to $5.4 million and $5.6 million, respectively, as of December 31, 2018 and 2017. Actual payments under the plan are made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2018, 2017 and 2016 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increasing cost of operations.

Unlike most industrial companies, nearly all assets and liabilities of the Company are monetary.  As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company’s consolidated financial statements contains a summary of the Company’s significant accounting policies.

Management believes that the Company’s policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application are periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon Management’s evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectability may not be assured, the existence and estimated fair value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although Management uses current and relevant information available in relation to their loan portfolio, the adequacy of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company’s loans are secured by real estate in primarily New York, and Florida. Accordingly, the collectability of a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in local market conditions and may experience adverse economic conditions. Future adjustments to the provision for loan losses and allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2018 Annual Report on Form 10‑K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Recent Accounting Pronouncements

Please refer to Note 17 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Forward‑Looking Statements

Statements included in this report and in future filings by TrustCo with the SEC, in TrustCo’s press releases, and in oral statements made with the approval of an authorized executive officer, that are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.  Forward‑looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions.  TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

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

•	changes in management personnel;

•	real estate and collateral values;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board (“FASB”) or the Public Company Accounting Oversight Board;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	technological changes and electronic, cyber and physical security breaches;

•	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;

•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2018.

You should not rely upon forward-looking statements as predictions of future events.  Although TrustCo believes that the expectations reflected in the forward‑looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur.  The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2018					2017
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$43,497	44,815	45,738	46,864	180,914	$41,052	42,108	42,788	43,012	168,960
Interest expense	4,182	4,706	5,215	6,125	20,228	3,652	3,567	3,609	3,764	14,592
Net interest income	39,315	40,109	40,523	40,739	160,686	37,400	38,541	39,179	39,248	154,368
Provision for loan losses	300	300	300	500	1,400	600	550	550	300	2,000
Net interest income after provison for loan losses	39,015	39,809	40,223	40,239	159,286	36,800	37,991	38,629	38,948	152,368
Noninterest income	4,679	4,495	4,455	4,452	18,081	4,727	4,504	4,854	4,288	18,373
Noninterest expense	24,155	24,095	24,544	24,919	97,713	24,019	22,913	23,526	23,536	93,994
Income before income taxes	19,539	20,209	20,134	19,772	79,654	17,508	19,582	19,957	19,700	76,747
Income tax expense	4,731	4,804	4,935	3,739	18,209	6,561	7,342	7,361	12,338	33,602
Net income	$14,808	15,405	15,199	16,033	61,445	$10,947	12,240	12,596	7,362	43,145
Per share data:
Basic earnings	$0.154	0.160	0.157	0.166	0.637	$0.114	0.127	0.131	0.077	0.449
Diluted earnings	0.153	0.160	0.157	0.166	0.636	0.114	0.127	0.131	0.076	0.448
Cash dividends declared	0.0656	0.0656	0.0681	0.0681	0.2674	0.0656	0.0656	0.0656	0.0656	0.2625

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years ended December 31,
	2018	2017	2016	2015	2014
Statement of income data:
Interest and dividend income	$180,914	168,960	161,359	159,345	156,941
Interest expense	20,228	14,592	15,304	16,197	15,488
Net interest income	160,686	154,368	146,055	143,148	141,453
Provision for loan losses	1,400	2,000	2,950	3,700	5,100
Net interest income after provision for loan losses	159,286	152,368	143,105	139,448	136,353
Noninterest income	18,081	18,373	18,344	17,621	19,189
Net gain on securities transactions	-	-	668	251	717
Noninterest expense	97,713	93,994	93,827	90,560	84,670
Income before income taxes	79,654	76,747	68,290	66,760	71,589
Income taxes	18,209	33,602	25,689	24,522	27,396
Net income	$61,445	43,145	42,601	42,238	44,193
Share data:
Average equivalent diluted shares (in thousands)	96,646	96,222	95,648	95,213	94,753
Book value	$5.07	4.75	4.52	4.34	4.15
Cash dividends	0.267	0.263	0.263	0.263	0.263
Basic earnings	0.637	0.449	0.446	0.444	0.467
Diluted earnings	0.636	0.448	0.445	0.444	0.466
Financial:
Return on average assets	1.25%	0.88	0.89	0.89	0.97
Return on average shareholders’ equity	13.05	9.64	9.94	10.41	11.54
Cash dividend payout ratio	42.02	58.44	58.88	59.13	56.30
Tier 1 capital to assets (leverage ratio)	10.13	9.45	9.11	8.85	8.55
Tier 1 capital as a % of total risk adjusted assets	18.79	18.02	17.78	17.71	17.04
Common equity tier 1 capital ratio	18.79	18.02	17.78	17.71	N/A
Total capital as a % of total risk adjusted assets	20.05	19.28	19.04	18.97	18.30
Efficiency ratio*	53.97	53.75	55.67	55.08	52.60
Net interest margin	3.33	3.22	3.11	3.09	3.16
Average balances:
Total assets	$4,900,450	4,875,668	4,790,701	4,721,146	4,574,941
Earning assets	4,822,577	4,790,890	4,698,630	4,630,417	4,487,133
Loans, net	3,746,082	3,514,900	3,348,324	3,234,806	3,014,156
Allowance for loan losses	(44,651)	(44,319)	(44,718)	(46,023)	(47,409)
Securities available for sale	547,721	617,180	627,341	657,951	794,613
Held to maturity securities	24,801	37,929	50,975	63,730	78,356
Federal Reserve Bank and Federal Home Loan Bank stock	8,907	9,295	9,554	9,414	10,135
Deposits	4,206,577	4,171,396	4,149,201	4,103,505	3,978,968
Short-term borrowings	194,810	228,086	185,672	184,725	189,430
Shareholders’ equity	470,814	447,680	428,389	405,761	382,810

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

(dollars in thousands, except per share amounts)
(Unaudited)

	Years ended
Taxable Equivalent Net Interest Margin	12/31/18	12/31/17	12/31/16	12/31/15	12/31/14

Net interest income	160,686	154,368	146,055	143,148	141,453
Taxable Equivalent Adjustment	12	45	54	74	130
Net interest income (Taxable Equivalent)	160,698	154,413	146,109	143,222	141,583

Total Interest Earning Assets	4,822,577	4,790,890	4,698,630	4,630,417	4,487,133

Net Interest Margin	3.33%	3.22%	3.11%	3.09%	3.15%
Taxable Equivalent Net Interest Margin	3.33%	3.22%	3.11%	3.09%	3.16%

	Years ended
Efficiency Ratio	12/31/18	12/31/17	12/31/16	12/31/15	12/31/14

Net interest income (fully taxable equivalent)	160,698	154,413	146,109	143,222	141,583
Non-interest income	18,081	18,373	19,012	17,872	19,906
Less: Net gain on securities	-	-	668	251	717
Less: Net gain on sale of building and net gain on sale of nonperforming loans	-	84	493	60	1,719
Revenue used for efficiency ratio	178,779	172,702	163,960	160,783	159,053

Total Noninterest expense	97,713	93,994	93,827	90,560	84,670
Less: Other real estate expense, net	1,231	1,171	2,558	2,001	1,009
Expenses used for efficiency ratio	96,482	92,823	91,269	88,559	83,661

Efficiency Ratio	53.97%	53.75%	55.67%	55.08%	52.60%

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

Glossary of Terms (continued)

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

Glossary of Terms (continued)

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2018.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2018, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2018 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 1, 2019

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
/s/ Crowe LLP

We have served as the Company’s auditor since 2009.

New York, New York
March 1, 2019

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2018	2017	2016

Interest and dividend income:
Interest and fees on loans	$158,304	148,133	143,679
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	3,112	2,281	1,489
State and political subdivisions	22	39	52
Mortgage-backed securities and collateralized mortgage obligations-residential	6,593	7,447	7,963
Corporate bonds	687	606	246
Small Business Administration-guaranteed participation securities	1,339	1,547	1,801
Mortgage-backed securities and collateralized mortgage obligations-commercial	37	109	133
Other	18	16	16
Total interest and dividends on securities available for sale	11,808	12,045	11,700

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	962	1,149	1,454
Corporate bonds	-	410	617
Total interest on held to maturity securities	962	1,559	2,071

Federal Reserve Bank and Federal Home Loan Bank stock	564	544	502
Interest on federal funds sold and other short-term investments	9,276	6,679	3,407
Total interest and dividend income	180,914	168,960	161,359

Interest expense:
Interest on deposits	18,958	13,190	14,213
Interest on short-term borrowings	1,270	1,402	1,091
Total interest expense	20,228	14,592	15,304

Net interest income	160,686	154,368	146,055
Provision for loan losses	1,400	2,000	2,950
Net interest income after provision for loan losses	159,286	152,368	143,105

Noninterest income:
Trustco Financial Services income	6,283	6,584	5,886
Fees for services to customers	10,912	10,798	10,857
Net gain on securities transactions	-	-	668
Other	886	991	1,601
Total noninterest income	18,081	18,373	19,012

Noninterest expense:
Salaries and employee benefits	42,107	40,665	36,508
Net occupancy expense	17,213	16,543	16,078
Equipment expense	7,068	6,118	6,320
Professional services	6,555	6,895	8,200
Outsourced services	7,500	6,410	6,216
Advertising expense	3,020	2,578	2,515
FDIC and other insurance expense	2,741	4,179	5,967
Other real estate expense, net	1,231	1,171	2,558
Other	10,278	9,435	9,465
Total noninterest expense	97,713	93,994	93,827

Income before income taxes	79,654	76,747	68,290
Income taxes	18,209	33,602	25,689
Net income	$61,445	43,145	42,601

Earnings per share:
Basic	$0.637	0.449	0.446
Diluted	0.636	0.448	0.445
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2018	2017	2016

Net income	$61,445	43,145	42,601

Net unrealized holding (loss) gain on securities available for sale	(5,328)	2,524	(3,096)
Reclassification adjustments for net gain recognized in income	-	-	(688)
Tax effect	1,384	(792)	1,514
Net unrealized (loss) gain on securities available for sale, net of tax	(3,944)	1,732	(2,270)

Change in overfunded position in pension and postretirement plans arising during the year	(3,684)	3,824	1,333
Tax effect	957	(812)	(533)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	(2,727)	3,012	800

Amortization of net actuarial gain	(556)	(289)	(90)
Amortization of prior service (benefit) cost	(100)	90	90
Tax effect	170	(100)	-
Amortization of net actuarial gain and prior service credit on pension and postretirement plans, net of tax	(486)	(299)	-

Other comprehensive (loss) income, net of tax	(7,157)	4,445	(1,470)
Comprehensive income	$54,288	47,590	41,131

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2018	2017
ASSETS

Cash and due from banks	$49,260	44,125
Federal funds sold and other short term investments	454,449	568,615
Total cash and cash equivalents	503,709	612,740
Securities available for sale	501,463	571,965
Held to maturity securities ($22,924 and $28,701 fair value at December 31, 2018 and 2017, respectively)	22,501	27,551
Federal Reserve Bank and Federal Home Loan Bank stock	8,953	8,779
Loans, net of deferred net costs	3,874,096	3,636,407
Less: Allowance for loan losses	44,766	44,170
Net loans	3,829,330	3,592,237
Bank premises and equipment, net	34,694	35,157
Other assets	58,263	59,579

Total assets	$4,958,913	4,908,008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$405,069	398,399
Savings accounts	1,182,683	1,260,447
Interest-bearing checking	904,678	891,052
Money market deposit accounts	507,311	556,462
Time accounts	1,274,506	1,066,966
Total deposits	4,274,247	4,173,326
Short-term borrowings	161,893	242,991
Accrued expenses and other liabilities	32,902	33,383

Total liabilities	4,469,042	4,449,700

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 100,175,032 and 99,998,482 shares issued at December 31, 2018 and 2017, respectively	100,175	99,998
Surplus	176,710	175,651
Undivided profits	256,397	219,436
Accumulated other comprehensive loss, net of tax	(10,309)	(1,806)
Treasury stock: 3,516,440 and 3,709,171 shares, at cost, at December 31, 2018 and 2017, respectively	(33,102)	(34,971)
Total shareholders’ equity	489,871	458,308
Total liabilities and shareholders’ equity	$4,958,913	4,908,008

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Beginning balance, January 1, 2016	98,973	171,443	184,009	(4,781)	(36,334)	413,310
Net Income	-	-	42,601	-	-	42,601
Change in other comprehensive loss, net of tax	-	-	-	(1,470)	-	(1,470)
Stock option exercises	241	1,127	-	-	-	1,368
Cash dividend declared, $.2625 per share	-	-	(25,093)	-	-	(25,093)
Purchase of treasury stock (22,364 shares)	-	-	-	-	(701)	(701)
Sale of treasury stock (398,431 shares)	-	(1,369)	-	-	3,816	2,447
Stock based compensation expense	-	224	-	-	-	224
Ending balance, December 31, 2016	$99,214	171,425	201,517	(6,251)	(33,219)	432,686

Net Income	-	-	43,145	-	-	43,145
Change in other comprehensive income (loss), net of tax	-	-	-	4,445	-	4,445
Stock option exercises	784	4,452	-	-	-	5,236
Cash dividend declared, $.2625 per share	-	-	(25,226)	-	-	(25,226)
Purchase of treasury stock (574,256 shares)	-	-	-	-	(4,608)	(4,608)
Sale of treasury stock (299,290 shares)	-	(376)	-	-	2,856	2,480
Stock based compensation expense	-	150	-	-	-	150
Ending balance, December 31, 2017	$99,998	175,651	219,436	(1,806)	(34,971)	458,308

Net income	-	-	61,445	-	-	61,445
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained Earnings, Tax Effect	-	-	1,346	(1,346)	-	-
Other comprehensive loss, net of tax	-	-	-	(7,157)	-	(7,157)
Stock options exercises	177	1,082	-	-	-	1,259
Cash dividend declared, $0.2675 per share	-	-	(25,830)	-	-	(25,830)
Purchase of treasury stock (81,940 shares)	-	-	-	-	(718)	(718)
Sale of treasury stock (274,671 shares)	-	(196)	-	-	2,587	2,391
Stock based compensation expense	-	173	-	-	-	173
Ending balance, December 31, 2018	$100,175	176,710	256,397	(10,309)	(33,102)	489,871

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net income	$61,445	43,145	42,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,109	3,816	4,038
Net gain on sale of other real estate owned	(613)	(924)	(298)
Writedown of other real estate owned	769	1,071	1,242
Provision for loan losses	1,400	2,000	2,950
Deferred tax (benefit) expense	2,556	(183)	3,261
Net amortization of securities	3,147	4,326	4,986
Stock based compensation expense	173	150	224
Net (gain) loss on sale of bank premises and equipment	(1)	43	(480)
Net gain on securities transactions	-	-	(668)
Decrease (increase) in taxes receivable	1,683	6,124	(921)
Decrease (increase) in interest receivable	100	(371)	(808)
Increase in interest payable	487	11	25
Increase in other assets	(6,386)	(310)	(1,677)
Decrease (increase) in accrued expenses and other liabilities	(1,229)	2,792	419
Total adjustments	6,195	18,545	12,293
Net cash provided by operating activities	67,640	61,690	54,894
Cash flows from investing activities:
Proceeds from sales, paydowns and calls of securities available for sale	78,230	124,624	245,929
Purchases of securities available for sale	(61,807)	(83,031)	(275,303)
Proceeds from maturities of securities available for sale	45,604	5,000	1,949
Proceeds from calls and maturities of held to maturity securities	5,050	17,939	10,975
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(174)	(143)	(99)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	943	-
Net increase in loans	(241,149)	(212,028)	(146,629)
Proceeds from dispositions of other real estate owned	4,071	5,362	6,768
Proceeds from dispositions of bank premises and equipment	1	63	674
Purchases of bank premises and equipment	(3,646)	(3,613)	(2,055)
Net cash used in investing activities	(173,820)	(144,884)	(157,791)
Cash flows from financing activities:
Net increase in deposits	100,921	(22,837)	95,785
Net change in short-term borrowings	(81,098)	33,585	18,180
Proceeds from exercise of stock options	1,259	5,237	1,368
Stock based award tax withholding payments	(37)	-	-
Proceeds from sales of treasury stock	2,391	2,480	2,447
Purchases of treasury stock	(718)	(4,608)	(701)
Dividends paid	(25,569)	(25,197)	(25,064)
Net cash (used in) provided by financing activities	(2,851)	(11,340)	92,015
Net (decrease) increase in cash and cash equivalents	(109,031)	(94,534)	(10,882)
Cash and cash equivalents at beginning of period	612,740	707,274	718,156
Cash and cash equivalents at end of period	$503,709	612,740	707,274

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$19,741	14,581	15,279
Income taxes paid	16,359	26,127	23,494
Non cash investing and financing activites:
Transfer of loans to real estate owned	2,656	4,487	5,525
Increase in dividends payable	261	29	29
Change in unrealized (loss) gain on securities available for sale - gross of deferred taxes	(5,328)	2,524	(3,784)
Change in deferred tax effect on unrealized gain (loss) on securities available for sale, net of reclassification adjustment	1,384	(792)	1,514
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(656)	(199)	-
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	170	(100)	-
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	(3,684)	3,824	1,333
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	957	(812)	(533)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

Securities Available for Sale and Held to Maturity

Securities available for sale are carried at fair value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders’ equity.  Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management.  The designation of available for sale is made at the time of purchase based upon management’s intent to hold the securities for an indefinite period of time.  These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments.  Unrealized losses on securities that reflect a decline in value which is other‑than‑temporary, if any, are charged to earnings and/or accumulated other comprehensive income (loss).

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

Nonperforming loans include non‑accrual loans and loans which are three payments or more past due and still accruing interest.  Generally, loans are placed in non‑accrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent based upon specific facts and circumstances surrounding the borrower.  Typically, a loan is moved to non-accrual status after 90 days of non‑payment in accordance with the Company’s policy.  Past due status is based on the contractual terms of the loan.  All interest accrued but not received for loans placed on non-accrual status is reversed against interest income.  Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management’s ultimate expectation for collection.  Loans may be removed from non‑accrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan.  Loans may also be removed from non‑accrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.  When, in the opinion of management, the collection of principal appears unlikely, the loan balance is evaluated in light of its sources of repayment, and a charge-off is recorded when appropriate.

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

The Company performs an analysis of the adequacy of the allowance on at least a quarterly basis.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, current economic conditions, past due and charge‑off trends and other factors.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.  The allowance methodology consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.

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

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case‑by‑case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

TDR’s are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a TDR is considered to be a collateral dependent loan, the loan is reported at the fair value of the collateral with any charge‑off recognized at that time.  For TDR’s that subsequently default, the Company determines the amount of additional charge‑off, if any, in accordance with the accounting policy for the allowance for loan losses with respect to impaired loans described previously.

Commercial and commercial real estate loans in non‑accrual status are defined as impaired loans and are individually evaluated for impairment.  In addition, any restructured loans that meet the definition of a TDR are defined as impaired.  If a loan is impaired, a charge‑off is taken so that the loan is reported at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, if repayment is expected solely from the collateral.  Residential real estate loans and consumer loans are collectively evaluated for impairment.

The general component of the allowance covers non‑impaired loans and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by geography for each portfolio segment and is based on the actual net loss history experienced by the Company over the most recent four years.  This actual loss experience is supplemented with other qualitative factors based on the risks present in each geography and portfolio segment.  These factors include consideration of the following: changes in national, regional and local economic trends and conditions; effects of any changes in interest rates; changes in the volume and severity of net charge‑offs, delinquencies, and nonperforming loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the quality of the Company’s loan review system; effects of any changes in credit concentrations; effects of any changes in underwriting standards, lending policies, procedures, and practices; and changes in the nature, volume and terms of loans.  Changes in the volume and severity of net charge‑offs, delinquencies, and nonperforming loans includes consideration of levels and trends of loan delinquencies and net charge‑offs by portfolio segment.  The determination of qualitative factors involves significant judgement, and the use of subjective measurement.

The Company’s allowance methodology also includes additional allocation percentages for residential and installment loans in non‑accrual status and residential and installment loans three payments past due and still accruing interest, and residential loans with loan‑to‑value ratios in excess of 90% at the time of origination.  Additional allocation percentages are applied to commercial loans classified as special mention and substandard by the Company’s loan review grading process that are not considered as impaired to recognize the added risk associated with these loans.  The reserve percentages are determined based upon a review of recent charge‑offs and take into consideration the type of loan, the fixed or variable nature of the loan, and the type and geography of the underlying collateral, if any, specifically for loans that are in these categories.

The following portfolio segments have been identified: commercial loans, residential real estate loans, and installment loans:

Commercial:  Commercial real estate loans and other commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  Commercial real estate collateral is generally located within the Bank’s geographic territories; while collateral for non‑real estate secured commercial loans is typically accounts receivable, inventory, and/or equipment.  Repayment is primarily dependent upon the borrower’s ability to service the debt based upon cash flows generated from the underlying business.  Additional support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate:  Residential real estate loans, including first mortgages, home equity loans and home equity lines of credit, are collateralized by first or second liens on one‑to‑four family residences generally located within the Bank’s market areas.  Proof of ownership title, clear mortgage title, and hazard insurance coverage are normally required.

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

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on either the straight‑line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for buildings, 3 to 7 years for furniture and equipment, and the shorter of the estimated life of the asset or the lease term for leasehold improvements.

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2018 and 2017, there were $1.7 million and $3.2 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices or applications with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2019, the Bank could declare dividends of approximately $85.8 million plus any 2019 net profits retained to the date of the dividend declaration.

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

Compensation costs for liability based awards are re‑measured at each reporting date and recognized over the vesting period.  For awards with performance based conditions, compensation cost is recognized over the performance period based on the Company’s expectation of the likelihood of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2018, 2017, and 2016, the Company did not have any unvested awards that would be considered participating securities.

Segment Reporting

The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services.  Management evaluates the performance of the Company based on only one business segment, that of community banking.  The Company operates primarily in the geographical region of Upstate New York with branches also in Florida and the mid‑Hudson valley region of New York.  In the opinion of management, the Company does not have any other reportable segments as defined by “Accounting Standards Codification” (ASC) Topic 280, “Disclosure about Segments of an Enterprise and Related Information.”

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

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short‑term investments, was approximately $ 35.8 million and $34.5 million at December 31, 2018 and 2017, respectively.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$154,868	-	2,708	152,160
State and political subdivisions	168	5	-	173
Mortgage backed securities and collateralized mortgage obligations - residential	271,386	53	9,407	262,032
Corporate bonds	30,048	-	110	29,938
Small Business Administration - guaranteed participation securities	58,376	-	1,901	56,475
Other	685	-	-	685
Total securities available for sale	$515,531	58	14,126	501,463

(dollars in thousands)	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$139,890	27	2,066	137,851
State and political subdivisions	515	10	-	525
Mortgage backed securities and collateralized mortgage obligations - residential	320,614	84	4,715	315,983
Corporate bonds	40,270	-	108	40,162
Small Business Administration - guaranteed participation securities	68,921	-	1,862	67,059
Mortgage backed securities and collateralized mortgage obligations - commercial	9,810	-	110	9,700
Other	685	-	-	685
Total securities available for sale	$580,705	121	8,861	571,965

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2018, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$10,065	10,053
Due in one year through five years	175,635	172,834
Due after five years through ten years	69	69
Mortgage backed securities and collateralized mortgage obligations - residential	271,386	262,032
Small Business Administration - guaranteed participation securities	58,376	56,475
	$515,531	501,463

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2018
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$29,870	106	112,291	2,602	142,161	2,708
Mortgage backed securities and collateralized mortgage obligations - residential	1,102	11	259,729	9,396	260,831	9,407
Corporate bonds	14,943	98	9,995	12	24,938	110
Small Business Administration - guaranteed participation securities	-	-	56,475	1,901	56,475	1,901

Total	$45,915	215	438,490	13,911	484,405	14,126

(dollars in thousands)	December 31, 2017
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$29,734	266	98,090	1,800	127,824	2,066
Mortgage backed securities and collateralized mortgage obligations - residential	48,080	371	266,394	4,344	314,474	4,715
Corporate bonds	-	-	40,162	108	40,162	108
Small Business Administration - guaranteed participation securities	-	-	67,059	1,862	67,059	1,862
Mortgage backed securities and collateralized mortgage obligations - commercial	-	-	9,700	110	9,700	110

Total	$77,814	637	481,405	8,224	559,219	8,861

The proceeds from sales and calls/paydowns of securities available for sale, gross realized gains and gross realized losses from sales and calls during 2018, 2017 and 2016 are as follows:

(dollars in thousands)	Years ended December 31,
	2018	2017	2016
Proceeds from sales	$-	-	44,829
Proceeds from calls/paydowns	78,230	124,624	201,100
Gross realized gains	-	-	668
Gross realized losses	-	-	-

There were no sales of securities in 2018 and 2017.  Tax expense on gain on sale of securities for the year ended December 31, 2016 totaled $267 thousand.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $205.5 million and $326.5 million at December 31, 2018 and 2017, respectively.

(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2018
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$22,501	577	154	22,924
Total held to maturity	$22,501	577	154	22,924

	December 31, 2017
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$27,551	1,150	-	28,701
Total held to maturity	$27,551	1,150	-	28,701

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2018, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$22,501	22,924
	$22,501	22,924

Held to maturity securities in unrecognized losses as of December 31, 2018 had a fair value of $11.0 million and a loss of $154 thousand, all of which was in a loss position under 12 months as of December 31, 2018.  There were no sales or transfers of held to maturity securities during 2018 and 2017.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2018 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal Home Loan Mortgage Corporation	$96,320	93,630
Federal National Mortgage Association	200,717	193,767
Federal Home Loan Bank NY	69,976	68,969
Small Business Administration	58,376	56,475
Federal Farm Credit Bureau	49,992	49,066

(d)	Other-Than-Temporary-Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  The investment securities portfolio is evaluated for OTTI by segregating the portfolio by type and applying the appropriate OTTI model.

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether any other‑than‑temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

As of December 31, 2018, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2018.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2018, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other‑than‑temporarily impaired at December 31, 2018.

Corporate Bonds

At December 31, 2018, corporate bonds held by the Company are investment grade quality.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2018.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2018, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2018.

Mortgage backed securities and collateralized mortgage obligations – commercial

As of December 31, 2018, all of the mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, are current as to the payment of interest and principal and the Company expects to collect the full amount of the principal and interest payments.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other‑than‑temporarily impaired at December 31, 2018.

As a result of the above analysis, for the year ended December 31, 2018, the Company did not recognize any other‑than‑temporary impairment losses for credit or any other reason.

(4)	Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2018
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$156,278	15,275	171,553
Other	24,330	263	24,593
Real estate mortgage - 1 to 4 family:
First mortgages	2,442,711	845,166	3,287,877
Home equity loans	71,523	17,308	88,831
Home equity lines of credit	243,765	45,775	289,540
Installment	9,462	2,240	11,702
Total loans, net	$2,948,069	926,027	3,874,096
Less: Allowance for loan losses			44,766
Net loans			$3,829,330

	December 31, 2017
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$149,368	12,524	161,892
Other	23,606	709	24,315
Real estate mortgage - 1 to 4 family:
First mortgages	2,286,148	765,929	3,052,077
Home equity loans	66,455	13,989	80,444
Home equity lines of credit	263,275	45,641	308,916
Installment	7,141	1,622	8,763
Total loans, net	$2,795,993	840,414	3,636,407
Less: Allowance for loan losses			44,170
Net loans			$3,592,237
* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2018 and 2017, the Company had approximately $26.7 million and $30.9 million of real estate construction loans, respectively.  Of the $26.7 million in real estate construction loans at December 31, 2018, approximately $14.2 million were secured by first mortgages to residential borrowers with the remaining $12.5 million were to commercial borrowers for residential construction projects.  Of the $30.9 million in real estate construction loans at December 31, 2017, approximately $21.1 million were secured by first mortgages to residential borrowers with the remaining $9.8 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2018 and 2017, loans to executive officers, directors, and to associates of such persons aggregated $5.5 million and $6.9 million, respectively.  During 2018, approximately $1.0 million of new loans were made and repayments of loans totaled approximately $2.4 million.  The composition of related parties did not change at December 31, 2018.  The composition of related parties did change during the year ended December 31, 2017 resulting in a reduction of approximately $100 thousand to outstanding loans to related parties.  All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2018
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$639	-	639
Other	6	-	6
Real estate mortgage - 1 to 4 family:
First mortgages	18,202	1,812	20,014
Home equity loans	247	-	247
Home equity lines of credit	3,924	103	4,027
Installment	4	15	19
Total non-accrual loans	23,022	1,930	24,952
Restructured real estate mortgages - 1 to 4 family	34	-	34
Total nonperforming loans	$23,056	1,930	24,986

	December 31, 2017
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$1,443	-	1,443
Other	100	-	100
Real estate mortgage - 1 to 4 family:
First mortgages	16,654	2,259	18,913
Home equity loans	93	-	93
Home equity lines of credit	3,603	130	3,733
Installment	57	-	57
Total non-accrual loans	21,950	2,389	24,339
Restructured real estate mortgages - 1 to 4 family	38	-	38
Total nonperforming loans	$21,988	2,389	24,377

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2018 and December 31, 2017, other real estate owned included $1.1 million and $2.7 million, respectively, of residential foreclosed properties.  In addition, non‑accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $12.4 million and $12.6 million as of December 31, 2018 and December 31, 2017, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2018 and 2017:

	December 31, 2018

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$198	-	370	568	155,710	156,278
Other	-	-	-	-	24,330	24,330
Real estate mortgage - 1 to 4 family:
First mortgages	3,276	898	13,267	17,441	2,425,270	2,442,711
Home equity loans	158	94	212	464	71,059	71,523
Home equity lines of credit	963	348	1,691	3,002	240,763	243,765
Installment	44	29	2	75	9,387	9,462

Total	$4,639	1,369	15,542	21,550	2,926,519	2,948,069

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	15,275	15,275
Other	-	-	-	-	263	263
Real estate mortgage - 1 to 4 family:
First mortgages	417	407	721	1,545	843,621	845,166
Home equity loans	50	-	-	50	17,258	17,308
Home equity lines of credit	40	-	50	90	45,685	45,775
Installment	12	7	15	34	2,206	2,240

Total	$519	414	786	1,719	924,308	926,027

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$198	-	370	568	170,985	171,553
Other	-	-	-	-	24,593	24,593
Real estate mortgage - 1 to 4 family:
First mortgages	3,693	1,305	13,988	18,986	3,268,891	3,287,877
Home equity loans	208	94	212	514	88,317	88,831
Home equity lines of credit	1,003	348	1,741	3,092	286,448	289,540
Installment	56	36	17	109	11,593	11,702

Total	$5,158	1,783	16,328	23,269	3,850,827	3,874,096

* Includes New York, New Jersey, Vermont and Massachusetts.

	December 31, 2017

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$183	174	1,332	1,689	147,679	149,368
Other	-	-	100	100	23,506	23,606
Real estate mortgage - 1 to 4 family:
First mortgages	5,669	1,300	9,014	15,983	2,270,165	2,286,148
Home equity loans	6	-	45	51	66,404	66,455
Home equity lines of credit	489	18	2,139	2,646	260,629	263,275
Installment	46	17	25	88	7,053	7,141

Total	$6,393	1,509	12,655	20,557	2,775,436	2,795,993

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	12,524	12,524
Other	-	-	-	-	709	709
Real estate mortgage - 1 to 4 family:
First mortgages	277	-	1,404	1,681	764,248	765,929
Home equity loans	-	-	-	-	13,989	13,989
Home equity lines of credit	-	-	-	-	45,641	45,641
Installment	3	5	26	34	1,588	1,622

Total	$280	5	1,430	1,715	838,699	840,414

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$183	174	1,332	1,689	160,203	161,892
Other	-	-	100	100	24,215	24,315
Real estate mortgage - 1 to 4 family:
First mortgages	5,946	1,300	10,418	17,664	3,034,413	3,052,077
Home equity loans	6	-	45	51	80,393	80,444
Home equity lines of credit	489	18	2,139	2,646	306,270	308,916
Installment	49	22	51	122	8,641	8,763

Total	$6,673	1,514	14,085	22,272	3,614,135	3,636,407

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2018 and 2017, there were no loans that are 90 days past due and still accruing interest.  As a result, non‑accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non‑accruing status for reasons other than delinquent status.  There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

	For the year ended December 31, 2018
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,324	39,077	769	44,170
Loans charged off:
New York and other states*	100	846	224	1,170
Florida	-	-	33	33
Total loan chargeoffs	100	846	257	1,203

Recoveries of loans previously charged off:
New York and other states*	10	348	32	390
Florida	-	3	6	9
Total recoveries	10	351	38	399
Net loans charged off (recoveries)	90	495	219	804
Provision (recoveries) for loan losses	(186)	1,190	396	1,400
Balance at end of period	$4,048	39,772	946	44,766

	For the year ended December 31, 2017
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,929	38,231	730	43,890
Loans charged off:
New York and other states*	72	2,053	200	2,325
Florida	-	167	19	186
Total loan chargeoffs	72	2,220	219	2,511

Recoveries of loans previously charged off:
New York and other states*	96	596	26	718
Florida	-	73	-	73
Total recoveries	96	669	26	791
Net loans charged off (recoveries)	(24)	1,551	193	1,720
Provision (recoveries) for loan losses	(629)	2,397	232	2,000
Balance at end of period	$4,324	39,077	769	44,170

	For the year ended December 31, 2016
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,491	39,753	518	44,762
Loans charged off:
New York and other states*	795	3,447	303	4,545
Florida	-	126	39	165
Total loan chargeoffs	795	3,573	342	4,710

Recoveries of loans previously charged off:
New York and other states*	207	613	64	884
Florida	-	4	-	4
Total recoveries	207	617	64	888
Net loans charged off (recoveries)	588	2,956	278	3,822
Provision (recoveries) for loan losses	1,026	1,434	490	2,950
Balance at end of period	$4,929	38,231	730	43,890

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018 and 2017:

	December 31, 2018
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,048	39,772	946	44,766

Total ending allowance balance	$4,048	39,772	946	44,766

Loans:
Individually evaluated for impairment	$1,424	20,864	-	22,288
Collectively evaluated for impairment	194,722	3,645,384	11,702	3,851,808

Total ending loans balance	$196,146	3,666,248	11,702	3,874,096

	December 31, 2017
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,324	39,077	769	44,170

Total ending allowance balance	$4,324	39,077	769	44,170

Loans:
Individually evaluated for impairment	$2,248	22,032	-	24,280
Collectively evaluated for impairment	183,959	3,419,405	8,763	3,612,127

Total ending loans balance	$186,207	3,441,437	8,763	3,636,407

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired.  TDR’s at December 31, 2018 and 2017 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2018 and 2017:

	December 31, 2018
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,274	1,444	-	1,503
Other	38	88	-	123
Real estate mortgage - 1 to 4 family:
First mortgages	15,210	15,661	-	15,577
Home equity loans	252	272	-	262
Home equity lines of credit	2,772	2,996	-	2,772

Total	$19,546	20,461	-	20,237

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$112	112	-	57
Real estate mortgage - 1 to 4 family:
First mortgages	2,293	2,399	-	2,455
Home equity loans	84	84	-	86
Home equity lines of credit	253	253	-	326

Total	$2,742	2,848	-	2,924
Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,386	1,556	-	1,560
Other	38	88	-	123
Real estate mortgage - 1 to 4 family:
First mortgages	17,503	18,060	-	18,032
Home equity loans	336	356	-	348
Home equity lines of credit	3,025	3,249	-	3,098

Total	$22,288	23,309	-	23,161

* Includes New York, New Jersey, Vermont and Massachusetts.

	December 31, 2017
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,148	3,120	-	2,711
Other	100	100	-	87
Real estate mortgage - 1 to 4 family:
First mortgages	15,850	16,540	-	16,508
Home equity loans	270	291	-	263
Home equity lines of credit	2,606	2,847	-	2,193

Total	$20,974	22,898	-	21,762

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,707	2,813	-	2,335
Home equity loans	89	89	-	92
Home equity lines of credit	510	510	-	561

Total	$3,306	3,412	-	2,988

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$2,148	3,120	-	2,711
Other	100	100	-	87
Real estate mortgage - 1 to 4 family:
First mortgages	18,557	19,353	-	18,843
Home equity loans	359	380	-	355
Home equity lines of credit	3,116	3,357	-	2,754

Total	$24,280	26,310	-	24,750

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.  Interest income recognized on impaired loans was not material in 2018, 2017, and 2016.

Included in impaired loans as of December 31, 2018 and 2017 are approximately $11.1 million and $11.8 million, respectively, of loans in accruing status that were identified as TDR’s.

Management evaluates impairment on impaired loans on a quarterly basis.  If, during this evaluation, impairment of the loan is identified, a charge‑off is taken at that time if necessary.  As a result, as of December 31, 2018 and 2017, based upon management’s evaluation and due to the sufficiency of charge‑offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2018, 2017 and 2016:

	Year ended 12/31/2018			Year ended 12/31/2017			Year ended 12/31/2016
New York and other states*:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	6	$747	747	4	$426	426	2	$401	401
Real estate mortgage - 1 to 4 family:
First mortgages	18	2,349	2,349	44	5,653	5,653	30	2,871	2,871
Home equity loans	1	6	6	3	56	56	1	44	44
Home equity lines of credit	5	325	325	18	868	868	10	402	402

Total	30	$3,427	3,427	69	$7,003	7,003	43	$3,718	3,718

Florida:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	1	$35	35	10	$1,076	1,076	4	$504	504
Home equity loans	-	-	-	-	-	-	1	45	45
Home equity lines of credit	-	-	-	2	95	95	1	6	6

Total	1	$35	35	12	$1,171	1,171	6	$555	555

* Includes New York, New Jersey, Vermont and Massachusetts.

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2018, 2017 and 2016 for which there was a payment default within 12 months of modification:

	Year ended 12/31/2018		Year ended 12/31/2017		Year ended 12/31/2016
New York and other states*: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	1	$101	1	$72	3	$291
Home equity lines of credit	-	-	1	3	1	141

Total	1	$101	2	$75	4	$432

Florida: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	-	$-
Home equity lines of credit	-	-	-	-	-	-

Total	-	$-	-	$-	-	$-

* Includes New York, New Jersey, Vermont and Massachusetts.

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

The TDR’s that subsequently defaulted described above did not have a material impact on the allowance for loan losses as the underlying collateral was evaluated at the time these loans were identified as TDR’s, and a charge‑off was taken at that time, if necessary.  Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

The Company categorizes non-homogenous loans such as commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  On at least an annual basis, in accordance with the Company’s Loan Policy, the Company analyzes non-homogeneous loans, individually by grading the loans based on credit risk.  The loan grades assigned to all loan types are also tested by the Company’s external loan review firm in accordance with the Company’s loan review policy.

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

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.

As of December 31, 2018 and 2017, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2018
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$152,045	4,233	156,278
Other	23,331	999	24,330
	$175,376	5,232	180,608

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$15,163	112	15,275
Other	263	-	263
	$15,426	112	15,538

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$167,208	4,345	171,553
Other	23,594	999	24,593
	$190,802	5,344	196,146

* Includes New York, New Jersey and Massachusetts.

	December 31, 2017
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$140,806	8,562	149,368
Other	21,936	1,670	23,606
	$162,742	10,232	172,974

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$12,406	118	12,524
Other	709	-	709
	$13,115	118	13,233

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$153,212	8,680	161,892
Other	22,645	1,670	24,315
	$175,857	10,350	186,207

* Includes New York, New Jersey and Massachusetts.

Included in classified loans in the above tables are impaired loans of $1.4 million and $1.5 million at December 31, 2018 and 2017, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios.  Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses.  The payment status of these homogeneous pools at December 31, 2018 and 2017 is included in the aging of the recorded investment of past due loans table.  In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2018 and 2017 is presented in the recorded investment in non-accrual loans table.

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2018 and 2017 follows:

(dollars in thousands)	2018	2017
Land	$2,308	$2,308
Buildings	34,969	34,599
Furniture, fixtures and equipment	52,153	50,832
Leasehold improvements	31,906	30,275
Total bank premises and equipment	121,336	118,014
Accumulated depreciation and amortization	(86,642)	(82,857)
Total	$34,694	$35,157

Depreciation and amortization expense was approximately $4.1 million, $3.8 million, and $4.0 million for the years 2018, 2017, and 2016, respectively.  Occupancy expense of the Bank’s premises included rental expense of $8.0 million in 2018, $7.8 million in 2017, and $7.6 million in 2016.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2018	2017	2016

Interest bearing checking accounts	$442	478	473
Savings accounts	1,657	1,729	2,148
Time deposits and money market accounts	16,859	10,983	11,592
Total	$18,958	13,190	14,213

At December 31, 2018, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$941,376
1 to 2 years	276,224
2 to 3 years	48,048
3 to 4 years	4,815
4 to 5 years	3,747
Over 5 years	296
$1,274,506

Included in total time deposits as of December 31, 2018 and 2017 is $ 182.2 million and $136.8 million in time deposits with balances in excess of $250,000.

(7)	Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2018	2017	2016

Amount outstanding at December 31,	$161,893	242,991	209,406
Maximum amount outstanding at any month end	233,522	252,996	209,406
Average amount outstanding	194,810	228,086	185,672
Weighted average interest rate:
For the year	0.65%	0.61	0.59
As of year end	0.95	0.62	0.59

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings.  The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed.  As of December 31, 2018 and 2017, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2018 and 2017, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2018	2017	2016
Current tax expense:
Federal	$13,897	$26,510	20,904
State	1,756	2,221	1,524
Total current tax expense	15,653	28,731	22,428
Enactment of Federal Tax Reform	-	5,054	-
Deferred tax (benefit) expense	2,556	(183)	3,261
Total income tax expense	$18,209	$33,602	25,689

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017, are as follows:

	December 31,
(dollars in thousands)	2018	2017
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(5,204)	$(4,087)
Difference in reporting the allowance for loan losses, net	12,082	12,002
Other income or expense not yet reported for tax purposes	(210)	(327)
Depreciable assets	(1,961)	(325)
Net deferred tax asset at end of year	4,707	7,263
Net deferred tax asset at beginning of year	7,263	12,134
Enactment of Federal Tax Reform	-	5,054
Deferred tax expense	$2,556	$(183)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.  Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $4.7 million and $7.3 million at December 31, 2018 and 2017, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $3.7 million and $2.3 million at December 31, 2018 and 2017, respectively, relating to the net unrealized losses on securities available for sale and deferred tax (liabilities) assets of approximately ($200) thousand and ($1.2) million at December 31, 2018 and 2017, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive loss.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the years ended December 31,
	2018	2017	2016
Statutory federal income tax rate	21.0%	35.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	(0.1)	(0.1)	(0.1)
State income tax, net of federal tax benefit	2.4	1.6	1.8
Enactment of Federal Tax Reform	-	6.6	-
Other items	(0.4)	0.7	0.9
Effective income tax rate	22.9%	43.8	37.6

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2018, 2017, and 2016, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2015 through 2018 remain open to examination.  The Company’s 2014, 2015 and 2016 New York State income tax returns are currently under examination.

On December 22, 2017 H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”), was signed into law.  The Act included many provisions that affect our income tax expense, including reducing our federal tax rate from 35% to 21%, effective January 1, 2018.  As a result of this rate reduction, we were required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled.  The re‑measurement of our net deferred tax asset resulted in additional 2017 income tax expense of $5.1 million.

Also on December 22, 2017, the U.S. Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 118 (“SAB 118”) to address any uncertainty or diversity of views in practice in accounting for the income tax effect of the Act in situations where a registrant did not have the necessary information available, prepared, or analyzed in reasonable detail to complete this accounting in the reporting period that included the enactment date.  SAB 118 allowed for a measurement period, not to extend beyond one year of the Act’s enactment date, to complete the necessary accounting.

As of December 31, 2018, the Company’s deferred tax liability for temporary differences between the tax and financial reporting bases of fixed assets and the implementation of software updates to process the calculations associated with the Act’s provisions has been completed.  This Act’s provision allows for 100% bonus depreciation on fixed assets placed in service after September 27, 2017.  The adjustment to the temporary difference between the tax and financial reporting bases of fixed assets resulted in a one-time benefit of $880 thousand.

The Company made no adjustments to deferred tax assets representing future deductions for accrued compensation that may be subject to new limitations under Internal Revenue Code Section 162(m) which, generally, limits, the annual deduction for certain compensation paid to certain employees to $1 million.  As of December 31, 2017, there was uncertainty regarding how the newly-enacted rules in this area apply to existing contracts.  These matters were finalized in 2018 with no material impact to Income tax expense.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2018 and 2017:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2018	2017

Projected benefit obligation at beginning of year	$31,219	30,730
Service cost	34	42
Interest cost	1,197	1,303
Benefit payments and expected expenses	(1,937)	(2,050)
Net actuarial (gain) loss	(1,995)	1,194

Projected benefit obligation at end of year	$28,518	31,219

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2018	2017

Fair Value of plan assets at beginning of year	$47,227	43,100
Actual (loss) gain on plan assets	(1,126)	6,169
Benefit payments and actual expenses	(1,944)	(2,042)
Fair value of plan assets at end of year	44,157	47,227

Funded status at end of year	$15,639	16,008

Amounts recognized in accumulated other comprehensive loss consist of the following as of:

	December 31,
	2018	2017
Net actuarial loss	$5,122	2,972

The accumulated benefit obligation was $28.5 million and $31.2 million at December 31, 2018 and 2017, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

	For the years ended December 31,
(dollars in thousands)	2018	2017	2016

Service cost	$34	42	61
Interest cost	1,197	1,303	1,371
Expected return on plan assets	(3,012)	(2,742)	(2,648)
Amortization of net loss	-	67	184
Net periodic pension credit	(1,781)	(1,330)	(1,032)

Amortization of net loss	-	(67)	(184)
Net actuarial loss (gain) included in other comprehensive income (loss)	2,149	(2,240)	(367)
Total recognized in other comprehensive income (loss)	2,149	(2,307)	(551)

Total recognized in net periodic benefit cost (credit) and other comprehensive income (loss)	$368	(3,637)	(1,583)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is $74 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)

Year	Pension Benefits
2019	$1,743
2020	1,782
2021	1,857
2022	1,842
2023	1,832
2024 - 2028	9,255

The assumptions used to determine benefit obligations at December 31 are as follows:

	2018	2017	2016
Discount rate	4.53%	3.93	4.41

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2018	2017	2016
Discount rate	3.93%	4.41	4.55
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.3 million and $5.6 million as of December 31, 2018 and 2017, respectively.  In 2018 retirement benefits of $3.2 million was paid out to a former executive officer.  Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $1.4 million, $1.1 million, and $1.0 million, in 2018, 2017, and 2016, respectively.

Rabbi trusts have been established for this plan.  These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2018 and 2017, the trusts had assets totaling $2.5 million and $5.6 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2018 and 2017:

Change in Accumulated Benefit Obligation:

(dollars in thousands)
	December 31,
	2018	2017
Accumulated benefit obligation at beginning of year	$5,613	5,120
Service cost	53	103
Interest cost	202	218
Benefits paid	(178)	(93)
Net actuarial (gain) loss	(290)	265

Accumulated benefit obligation at end of year	$5,400	5,613

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)
	December 31,
	2018	2017
Fair value of plan assets at beginning of year	$22,922	20,338
Actual (loss) gain on plan assets	(798)	2,611
Company contributions	145	66
Benefits paid	(178)	(93)
Fair value of plan assets at end of year	22,091	22,922

Funded status at end of year	$16,691	17,309

The accumulated benefit obligation was $5.4 million and $5.6 million at December 31, 2018 and 2017, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	For the years ended December 31,
	2018	2017	2016
Service cost	$53	103	116
Interest cost	202	218	221
Expected return on plan assets	(1,028)	(761)	(720)
Amortization of net actuarial gain	(556)	(356)	(274)
Amortization of prior service (credit) cost	(100)	90	90
Net periodic benefit credit	(1,429)	(706)	(567)

Net loss (gain)	830	(1,584)	(966)
Amortization of prior service credit (cost)	100	(90)	(90)
Prior service cost	705	-	-
Amortization of net gain	556	356	274
Total amount recognized in other comprehensive (loss) income	2,191	(1,318)	(782)

Total amount recognized in net periodic benefit cost and other comprehensive income (loss)	$762	(2,024)	(1,349)

The estimated amount of net gain that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $556 thousand while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit loss over the next fiscal year is approximately $100 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)

Year	Postretirement Benefits

2019	$177
2020	163
2021	137
2022	155
2023	172
2024 - 2028	1,225

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2018	2017	2016
Discount rate	4.53%	3.93	4.41

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2018	2017	2016
Discount rate	3.93%	4.41	4.55
Expected long-term rate of return on assets, net of tax	4.50	3.75	3.75

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2018 and thereafter.  A one percentage point increase in the assumed health care cost in each year would have an approximate $1.0 million impact on the accumulated postretirement benefit obligation as of December 31, 2018, while a 1% decrease would have an approximate ($821) thousand impact.  The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2018 would be $51 thousand for a one percentage point increase and ($40) thousand for a one percentage point decrease.

(d)	Components of Accumulated Other Comprehensive Loss Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive (loss) income related to the retirement plan and the postretirement benefit plan, at December 31, 2018 and 2017, respectively:

(dollars in thousands)	December 31, 2018
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$2,149	830	2,979
Prior service cost	-	705	705
Amortization of net actuarial gain	-	556	556
Amortization of prior service credit	-	100	100
Total	$2,149	2,191	4,340

	December 31, 2017
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(2,240)	(1,584)	(3,824)
Amortization of net actuarial gain (loss)	(67)	356	289
Amortization of prior service cost	-	(90)	(90)
Total	$(2,307)	(1,318)	(3,625)

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2018	2017	2018	2017
Debt Securities	31%	29	29	34
Equity Securities	62	69	62	64
Other	7	2	9	2
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2018 and 2017, by asset category, is as follows:

		Fair Value Measurements at December 31, 2018 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,147	3,147	-	-
Equity mutual funds	27,420	27,420	-	-
U.S. government sponsored enterprises	9,376	-	9,376	-
Corporate bonds	3,638	-	3,638	-
Fixed income mutual funds	576	576	-	-

Total Plan Assets	$44,157	31,143	13,014	-

		Fair Value Measurements at December 31, 2018 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,046	2,046	-	-
Equity mutual funds	13,590	13,590	-	-
U.S. government sponsored enterprises	3,111	-	3,111	-
Corporate bonds	3,118	-	3,118	-
State and political subdivisions	226	-	226	-

Total Plan Assets	$22,091	15,636	6,455	-

		Fair Value Measurements at December 31, 2017 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$1,034	1,034	-	-
Equity mutual funds	32,509	32,509	-	-
U.S. government sponsored enterprises	6,920	-	6,920	-
Corporate bonds	6,163	-	6,163	-
Fixed income mutual funds	601	601	-	-

Total Plan Assets	$47,227	34,144	13,083	-

		Fair Value Measurements at December 31, 2017 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$406	406	-	-
Equity mutual funds	14,703	14,703	-	-
U.S. government sponsored enterprises	3,512	-	3,512	-
Corporate bonds	3,610	-	3,610	-
State and political subdivisions	688	-	688	-

Total Plan Assets	$22,919	15,109	7,810	-

At December 31, 2018 and 2017, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2018 and 2017.

The Company made no contributions to its pension and postretirement benefit plans in 2018 or 2017.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2019.

(f)	Incentive and Bonus Plans
During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2018, 2017 or 2016 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan aggregated $1.1 million for 2018, $1.0 million in 2017 and $986 thousand in 2016.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $2.7 million, $1.9 million and $1.7 million in 2018, 2017 and 2016, respectively.

The Company has also awarded 1.5 million performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2018, the weighted average strike price of each unit was $8.81.

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

Under each of these plans, the exercise price of each option equals the fair value of the Company’s stock on the date of grant, and an option’s maximum term is ten years.  Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors’ plans.  A summary of the status of TrustCo’s stock option awards as of December 31, 2018 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2018	742,941	$6.78
New options awarded - 2018	-	-
Expired options - 2018	-	-
Options forfeited - 2018	(11,750)	-
Exercised options - 2018	(176,550)	7.13
Balance, December 31, 2018	554,641	$6.65	5.5 years

Exercisable Options

Balance, December 31, 2018	458,891	$6.64	5.3 years

At December 31, 2018, the intrinsic value of outstanding stock options and vested stock options was approximately $144 thousand and $140 thousand, respectively.  The Company expects all unvested options to vest according to plan provisions.

During 2018, 2017 and 2016, options for 177 thousand, 784 thousand and 241 thousand shares of stock were exercised, respectively.  The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock for stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $38 thousand at December 31, 2018.  At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 1.59 years.  Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2018.

During 2018, 2017 and 2016, the Company recognized $173 thousand, $150 thousand and $224 thousand in stock-based compensation expense related to the equity awards, respectively.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2018, 2017 and 2016.

The activity for service-based awards during 2018 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2017	213,100
New awards granted	104,424
Forfeited awards	(13,350)
Awards settled	(85,747)
Balance, December 31, 2018	218,427

Service-Based Awards: During 2018 and 2017, the Company issued restricted share units to certain eligible officers, executives and its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after three years based upon a cliff-vesting schedule, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2018, 2017 and 2016, the Company recognized $458 thousand, $633 thousand and $610 thousand, respectively, in stock‑based compensation expense related to these awards.  Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled approximately $1 million at December 31, 2018.  During 2018, awards granted in 2015 became fully vested and settled.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 29 months as of December 31, 2018.

The liability related to service-based liability awards was approximately $526 thousand and $749 thousand at December 31, 2018 and 2017, respectively.

The activity for performance-based awards during 2018 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2017	370,100
New awards granted	138,643
Awards settled	(82,076)
Forfeited awards	(17,774)
Balance, December 31, 2018	408,893

Performance Based Awards: During 2018, 2017 and 2016, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule.  Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2015, those have been fully vested and unpaid.  For units granted subsequent to 2015, all of the units are unvested as of December 31, 2018 and the company expects to meet the required performance criteria of the awards.

During 2018, 2017 and 2016, the Company recognized approximately $644 thousand, $1.2 million and $23 thousand, respectively, in stock based compensation expense (benefit) related to these units.  Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $1.6 million at December 31, 2018.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2018.

The liability related to performance based liability awards totaled $1.7 million and $1.5 million at December 31, 2018 and 2017, respectively.

(10)	Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises.  These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below.  The majority of these leases contain options to renew.

2019	$7,799
2020	7,622
2021	7,555
2022	7,048
2023	6,673
2024 and after	32,722
$69,419

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions.  The outsourced services include data and item processing for the Bank and trust operations.  The service expense can vary based upon the volume and nature of transactions processed.  Outsourced service expense was $7.5 million for 2018, $6.4 million for 2017 and $6.2 million in 2016.  The Company is contractually obligated to pay these third-party service providers approximately $7 to $8 million per year through 2025.

(11)	Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”).  TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments.  At December 31, 2018, 2017 and 2016, the Company no longer has unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2018, 2017 and 2016 follows:

(dollars in thousands, except per share data)
	2018	2017	2016
For the years ended December 31:
Net income	$61,445	43,145	42,601
Weighted average common shares	96,505	96,111	95,548
Effect of dilutive common stock options	141	111	100

Weighted average common shares including potential dilutive shares	96,646	96,222	95,648

Basic EPS	$0.637	0.449	0.446

Diluted EPS	$0.636	0.448	0.445

For the year ended December 31, 2018, there were 319 thousand antidilutive stock options excluded from diluted earnings per share.  For the year ended December 31, 2017, there were no antidilutive stock options excluded from diluted earnings per share.  The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a fee.  Commitments sometimes expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral.  The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2018 and 2017, was $432.6 million and $414.3 million, respectively.  Approximately 80% of these commitments were for variable rate products at the end of 2018 and 2017.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit.  The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $6.6 million and $3.8 million at December 31, 2018 and 2017, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2018 and 2017 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2018 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$152,160	$-	$152,160	$-
State and political subdivisions	173	-	173	-
Mortgage backed securities and collateralized mortgage obligations - residential	262,032	-	262,032	-
Corporate bonds	29,938	-	29,938	-
Small Business Administration - guaranteed participation securities	56,475	-	56,475	-
Other	685	-	685	-

Total securities available for sale	$501,463	$-	$501,463	$-

	Fair Value Measurements at December 31, 2017 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$137,851	$-	$137,851	$-
State and political subdivisions	525	-	525	-
Mortgage backed securities and collateralized mortgage obligations - residential	315,983	-	315,983	-
Corporate bonds	40,162	-	40,162	-
Small Business Administration - guaranteed participation securities	67,059	-	67,059	-
Mortgage backed securities and collateralized mortgage obligations - commercial	9,700	-	9,700	-
Other	685	35	650	-

Total securities available for sale	$571,965	$35	$571,930	$-

There were no transfers between Level 1 and Level 2 in 2018 and 2017.

 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2018 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$1,675	$-	$-	$1,675	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)

Impaired loans:
Real estate mortgage - 1 to 4 family	459	-	-	459	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

	Fair Value Measurements at December 31, 2017 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$3,246	$-	$-	$3,246	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)

Impaired loans:
Real estate mortgage - 1 to 4 family	844	-	-	844	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $1.7 million at December 31, 2018, and consisted of $560 thousand of commercial real estate and $1.1 million of residential real estate properties.  A valuation charge of $769 thousand is included in earnings for the year ended December 31, 2018.

Of the total impaired loans of $22.3 million at December 31, 2018, $459 thousand are collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2018.  Gross charge-offs related to residential impaired loans included in the table above amounted to $67 thousand.

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

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2018 and 2017 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2018 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$503,709	503,709	-	-	503,709
Securities available for sale	501,463	-	501,463	-	501,463
Held to maturity securities	22,501	-	22,924	-	22,924
Federal Reserve Bank and Federal Home Loan Bank stock	8,953	N/A	N/A	N/A	N/A
Net loans	3,829,330	-	-	3,753,966	3,753,966
Accrued interest receivable	11,341	353	2,371	8,617	11,341
Financial liabilities:
Demand deposits	405,069	405,069	-	-	405,069
Interest bearing deposits	3,869,178	2,594,672	1,264,772	-	3,859,444
Short-term borrowings	161,893	-	161,893	-	161,893
Accrued interest payable	1,024	104	920	-	1,024

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2017 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$612,740	612,740	-	-	612,740
Securities available for sale	571,965	35	571,930	-	571,965
Held to maturity securities	27,551	-	28,701	-	28,701
Federal Reserve Bank and Federal Home Loan Bank stock	8,779	N/A	N/A	N/A	N/A
Net loans	3,592,237	-	-	3,598,213	3,598,213
Accrued interest receivable	11,441	243	2,440	8,758	11,441
Financial liabilities:
Demand deposits	398,399	398,399	-	-	398,399
Interest bearing deposits	3,774,927	2,707,961	1,076,213	-	3,784,174
Short-term borrowings	242,991	-	242,991	-	242,991
Accrued interest payable	537	77	460	-	537

(14)	Regulatory Capital Requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy regulations and, additionally for banks, the prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019.  The capital rules include a capital conservation buffer that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made.  Failure to meet the full amount of the buffer will result in restrictions on the Company’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers.  Implementation of the buffer began in January 2016 at the 0.625% level, and the buffer increases 0.625% each year thereafter until it reaches 2.5% on January 1, 2019.  Management believes, as of December 31, 2018, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If a bank is adequately capitalized, regulatory approval is required to accept brokered deposits.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company.  Such actions could have a direct material effect on an institution’s or its holding company’s financial statements.  As of December 31, 2018 and December 31, 2017, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2018 and 2017, for Trustco Bank:

	As of December 31, 2018		Well	Adequately
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Capitalized(1)(2)

Tier 1 leverage ratio	$484,581	9.767%	5.000%	4.000%
Common equity Tier 1 capital	484,581	18.233	6.500	6.380
Tier 1 risk-based capital	484,581	18.233	8.000	7.880
Total risk-based capital	517,948	19.489	10.000	9.880

	As of December 31, 2017		Well	Adequately
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Capitalized(1)

Tier 1 leverage ratio	$444,931	9.152%	5.000%	4.000%
Common equity Tier 1 capital	444,931	17.460	6.500	5.750
Tier 1 risk-based capital	444,931	17.460	8.000	7.250
Total risk-based capital	476,942	18.720	10.000	9.250

The following is a summary of actual capital amounts and ratios as of December 31, 2018 and 2017 for TrustCo on a consolidated basis.

	As of December 31, 2018		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$499,626	10.129%	4.000%
Common equity Tier 1 capital	499,626	18.790	6.380
Tier 1 risk-based capital	499,626	18.790	7.880
Total risk-based capital	533,009	20.046	9.880

	As of December 31, 2017		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer (1)(2)

Tier 1 leverage ratio	$459,561	9.449%	4.000%
Common equity Tier 1 capital	459,561	18.020	5.750
Tier 1 risk-based capital	459,561	18.020	7.250
Total risk-based capital	491,590	19.280	9.250

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2)
The December 31, 2018 and 2017 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a transition capital conservation buffer of 1.88 percent, and 1.25 percent repectively.

(15)	Accumulated Other Comprehensive Loss

The following is a summary of the accumulated other comprehensive loss balances, net of tax:

	Year ended 12/31/2018
(dollars in thousands)	Balance at 12/31/2017	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2018	Balance at 12/31/2018

Net unrealized holding loss on securities available for sale, net of tax	$(5,030)	(3,944)	-	(3,944)	(8,974)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,054	(2,727)	-	(2,727)	327
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	170	-	(486)	(486)	(316)
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained Earnings, Tax Effect	-	-	(1,346)	-	(1,346)

Accumulated other comprehensive loss, net of tax	$(1,806)	(6,671)	(1,832)	(7,157)	(10,309)

	Year ended 12/31/2017
(dollars in thousands)	Balance at 12/31/2016	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2017	Balance at 12/31/2017

Net unrealized holding loss on securities available for sale, net of tax	$(6,762)	1,732		1,732	(5,030)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	42	3,012	-	3,012	3,054
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	469	-	(299)	(299)	170

Accumulated other comprehensive loss, net of tax	$(6,251)	4,744	(299)	4,445	(1,806)

	Year ended 12/31/2016
(dollars in thousands)	Balance at 12/31/2015	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2016	Balance at 12/31/2016

Net unrealized holding loss on securities available for sale, net of tax	$(4,492)	(1,869)	(401)	(2,270)	(6,762)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	(758)	800	-	800	42
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	469	-	-	-	469

Accumulated other comprehensive loss, net of tax	$(4,781)	(1,069)	(401)	(1,470)	(6,251)

 The following represents the reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2018, 2017 and 2016:

(dollars in thousands)	December 31,
	2018	2017	2016	Affected Line Item in Financial Statements
Unrealized gains on securities available for sale:
Realized gain on securities transactions	$-	-	668	Net gain on securities transactions
Income tax expense	-	-	(267)	Income taxes
Net of tax	-	-	401

Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain (loss)	556	289	90	Salaries and employee benefits
Amortization of prior service cost	100	(90)	(90)	Salaries and employee benefits
Income tax benefit	(170)	100	-	Income taxes
Net of tax	486	299	-

Total reclassifications, net of tax	$486	299	401

(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.   The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2018 and 2017.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	For the years ended December 31,
	2018	2017
Non-interest income
Service Charges on Deposits
Overdraft fees	$3,543	3,492
Other	455	477
Interchange Income	4,822	4,743
Wealth management fees	6,283	6,584
Other (a)	2,978	3,077

Total non-interest income	$18,081	18,373

(a) Not within the scope of ASC 606.

A description of the Company’s revenue streams accounted in accordance with ASC 606 as follows:

Service charges on Deposit Accounts:  The Company earns fees from its deposit customers for transaction-based, account maintenance and overdraft services.  Transaction-based fees, which include services such as stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request.  Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation.  Overdraft fees are recognized at the point in time that the overdraft occurs.  Service charges on deposits are withdrawn from the customer’s account balance.

Interchange Income:  Interchange revenue primarily consists of interchange fees, volume-related incentives and ATM charges.  As the card-issuing bank, interchange fees represent our portion of discount fees paid by merchants for credit / debit card transactions processed through the interchange network.  The levels and structure of interchange rates are set by the card processing companies and are based on cardholder purchase volumes.  The Company earns interchange income as cardholder transactions occur and interchange fees are settled on a daily basis concurrent with the transaction processing services provided to the cardholder.

Wealth Management fees:  Trustco Financial Services provides a comprehensive suite of trust and wealth management products and services, including financial and estate planning, trustee and custodial services, investment management, corporate retirement plan recordkeeping and administration of which a fee is charged to manage assets for investment or transact on accounts.  These fees are earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed over the period in which services are performed based on a percentage of the fair value of assets under management or administration.  Other services are based on a fixed fee for certain account types, or based on transaction activity and are recognized when services are rendered.  Fees are withdrawn from the customer’s account balance.

Gains/Losses on Sales of Other real Estate Owned “OREO”:  The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed.  When the company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable.  Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.  In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain/(loss) on sale if a significant financing component is present.

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

The Company has adopted this ASU on January 1, 2018.  Upon adoption the Company determined that there were no accumulated adjustments needed and no changes to the patterns on how the company recognized revenue.  The Company did add disclosures for the items in-scope as described in Note 16.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” which amended existing guidance to improve accounting standards for financial instruments including clarification and simplification of accounting and disclosure requirements and the requirement for public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.  The ASU was adopted on January 1, 2018, and does not significantly impact the Company’s consolidated financial statements.  The Company has amended disclosures to comply with the exit price notion as required under the ASU for the period ended September 30, 2018.

In February 2018, the FASB issued ASU 2018-02, “Income statement – Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” which will allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.  These amendments are effective for all entities for fiscal years beginning after December 15, 2018.  For Interim periods within those fiscal years, early adoption of the amendment is permitted including public business entities for reporting periods for which financial statements have not yet been issued.  The Company did adopt the ASU in the first quarter of 2018 and reclassified the stranded tax effect in accumulated other comprehensive income to retained earnings in the period ended March 31, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” which amended existing guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.  These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2018.  The Company will adopt the ASU in the first quarter of 2019 and expects an increase in the lease assets and lease liabilities of approximately $50 million to $60 million, with no material effect on the Company’s key financial ratios.

In September 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses” which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  These amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2019.  The ASU represents a significant departure from current GAAP and the Company is evaluating the impact of the ASU on its consolidated financial statements, which includes developing a roadmap for implementation of the new standard.  The Company has formed a committee which is performing implementation planning and evaluating the impact of the ASU on its consolidated financial statements.  In addition, the Company has selected a software vendor for the CECL model and are working with outside consultants to assist with implementation.

(18)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

 Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2018	2017	2016
Income:
Dividends and interest from subsidiaries	$24,920	24,510	24,498
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	24,920	24,510	24,498

Expense:
Operating supplies	122	26	21
Professional services	438	122	461
Miscellaneous expense	1,755	2,573	1,258
Total expense	2,315	2,721	1,740
Income before income taxes and subsidiaries’ undistributed earnings	22,605	21,789	22,758
Income tax benefit	(523)	(1,171)	(578)
Income before subsidiaries’ undistributed earnings	23,128	22,960	23,336
Equity in undistributed earnings of subsidiaries	38,317	20,185	19,265
Net income	$61,445	43,145	42,601
Change in other comprehensive (loss) income	(7,157)	4,445	(1,470)
Comprehensive income	$54,288	47,590	41,131

Statements of Condition

(dollars in thousands)	December 31,
	2018	2017
Assets:
Cash in subsidiary bank	$22,665	21,773
Investments in subsidiaries	474,838	443,692
Securities available for sale	35	35
Other assets	683	771

Total assets	498,221	466,271
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	8,350	7,964
Total liabilities	8,350	7,964
Shareholders’ equity	489,871	458,307

Total liabilities and shareholders’ equity	$498,221	466,271

Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2018	2017	2016
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$61,445	43,145	42,601
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(38,317)	(20,185)	(19,265)
Stock based compensation expense	173	150	224
Net change in other assets and accrued expenses	214	853	(196)
Total adjustments	(37,930)	(19,182)	(19,237)

Net cash provided by operating activities	23,515	23,963	23,364

Cash flows from financing activities:
Proceeds from exercise of stock options	1,259	5,236	1,368
Dividends paid	(25,555)	(25,184)	(25,055)
Payments to acquire treasury stock	(718)	(4,608)	(701)
Proceeds from sales of treasury stock	2,391	2,480	2,447
Net cash used in financing activities	(22,623)	(22,076)	(21,941)

Net increase in cash and cash equivalents	892	1,887	1,423

Cash and cash equivalents at beginning of year	21,773	19,886	18,463

Cash and cash equivalents at end of year	$22,665	21,773	19,886

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1541 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Branch Locations (continued)

Halfmoon Office
215 Guideboard Rd.	Loudon Plaza Office	Mt. Kisco Office
Country Dollar Plaza	372 Northern Blvd.	222 East Main St.
Halfmoon, NY	Albany, NY	Mt. Kisco, NY
Telephone: (518) 371-0593	Telephone: (518) 462-6668	Telephone: (914) 666-2362

Hartsdale Office	Madison Ave. Office	New City Office
220 East Hartsdale Ave.	1084 Madison Ave.	20 Squadron Blvd.
Hartsdale, NY	Albany, NY	New City, NY
Telephone: (914) 722-2640	Telephone: (518) 489-4711	Telephone: (845) 634-4571

Highland Office	Mahopac Office	New Scotland Office
3580 Route 9W	945 South Lake Blvd	301 New Scotland Ave.
Highland, NY	Mahopac, NY	Albany, NY
Telephone: (845) 691-7023	Telephone: (845) 803-8756	Telephone: (518) 438-7838

Hoosick Falls Office	Malta 4 Corners Office	Newton Plaza Office
47 Main St.	2471 Route 9	602 New Loudon Rd.
Hoosick Falls, NY	Malta, NY	Latham, NY
Telephone: (518) 686-5352	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hudson Office	Mamaroneck Office	Niskayuna-Woodlawn Office
507 Warren St.	180-190 East Boston Post Rd.	3461 State St.
Hudson, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 828-9434	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Hudson Falls Office	Mayfair Office	Northern Pines Road Office
3750 Burgoyne Ave.	286 Saratoga Rd.	649 Maple Ave.
Hudson Falls, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (518) 747-0886	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Katonah Office	Mechanicville Office	Nyack Office
18 Woods Bridge Road	9 Price Chopper Plaza	388 Route 59
Katonah, NY	Mechanicville, NY	Nyack, NY
Telephone: (914) 666-6230	Telephone: (518) 664-1059	Telephone: (845) 535-3728

Kingston Office	Milton Office	Peekskill Office
1220 Ulster Ave.	2 Trieble Ave.	20 Welcher Ave.
Kingston, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (845) 336-5372	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Lake George Office	Monroe Office	Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Latham Office	Mont Pleasant Office	Pomona Office
1 Johnson Rd.	959 Crane St.	1581 Route 202
Latham, NY	Schenectady, NY	Pomona, NY
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Telephone: (845) 354-0176

Branch Locations (continued)

Poughkeepsie Office	Sheridan Plaza Office	Troy Office
2656 South Rd.	1350 Gerling St.	5th Ave. and State St.
Poughkeepsie, NY	Schenectady, NY	Troy, NY
Telephone: (845) 485-6419	Telephone: (518) 377-8517	Telephone: (518) 274-5420

Queensbury Office	Slingerlands Office	Upper Union Street Office
118 Quaker Rd.	1569 New Scotland Rd.	1620 Union St.
Suite 1	Slingerlands, NY	Schenectady, NY
Queensbury, NY	Telephone: (518) 439-9352	Telephone: (518) 374-4056
Telephone: (518) 798-7226
	South Glens Falls Office	Ushers Road Office
Red Hook Office	133 Saratoga Rd.	308 Ushers Rd.
4 Morgans Way	Suite 1	Ballston Lake, NY
Red Hook, NY	South Glens Falls, NY	Telephone: (518) 877-8069
Telephone: (845) 752-2224	Telephone: (518) 793-7668
Valatie Office
Rotterdam Office	State Farm Road Office	2929 Route 9
1416 Curry Rd.	2050 Western Ave.	Valatie, NY
Schenectady, NY	Guilderland, NY	Telephone: (518) 758-2265
Telephone: (518) 355-8330	Telephone: (518) 452-6913
Wappingers Falls Office
Route 2 Office	State St. Albany Office	1490 Route 9
201 Troy-Schenectady Rd.	112 State St.	Wappingers Falls, NY
Latham, NY	Albany, NY	Telephone: (845) 298-9315
Telephone: (518) 785-7155	Telephone: (518) 436-9043
Warrensburg Office
Route 7 Office	State St. Schenectady - Main Office	9 Lake George Plaza Rd.
1156 Troy-Schenectady Rd.	320 State St.	Lake George, NY
Latham, NY	Schenectady, NY	Telephone: (518) 623-3707
Telephone: (518) 785-4744	Telephone: (518) 381-3831
West Sand Lake Office
Saratoga Springs Office	Stuyvesant Plaza Office	3690 NY Route 43
34 Congress St.	Western Ave. at Fuller Rd.	West Sand Lake, NY
Saratoga Springs, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 587-3520	Telephone: (518) 489-2616
Wilton Mall Office
Schaghticoke Office	Tanners Main Office	Route 50
2 Main St.	345 Main St.	Saratoga Springs, NY
Schaghticoke, NY	Catskill, NY	Telephone: (518) 583-1716
Telephone: (518) 753-6509	Telephone: (518) 943-2500
Wolf Road Office
Scotia Office	Tanners West Office	34 Wolf Rd.
123 Mohawk Ave.	238 West Bridge St.	Albany, NY
Scotia, NY	Catskill, NY	Telephone: (518) 458-7761
Telephone: (518) 372-9416	Telephone: (518) 943-5090
Wynantskill Office
134-136 Main St.
Wynantskill, NY
Telephone: (518) 286-2674

Branch Locations (continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lady Lake Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	873 North US Highway 27/441
Oviedo, FL	Orlando, FL	Lady Lake, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (352) 205-8893

Aloma Office	Curry Ford West Office	Lake Brantley Office
4070 Aloma Ave.	2838 Curry Ford Rd.	909 North SR 434
Winter Park, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 339-3396

Apollo Beach Office	Davenport Office	Lake Mary Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	350 West Lake Mary Blvd.
Apollo Beach, FL	Suite 600	Sanford, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 330-7106
Telephone: (863) 424-9493
Apopka Office		Lake Nona Office
1134 North Rock Springs Rd.	Dean Road Office	9360 Narcoossee Rd.
Apopka, FL	3920 Dean Rd.	Orlando, FL
Telephone: (407) 464-7373	Orlando, FL	(407) 801-7330
Telephone: (407) 657-8001
Avalon Park Office		Lake Square Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	10105 Route 441
Orlando, FL	415 East Pine St.	Leesburg, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 422-7129
Bay Hill Office		Lee Road Office
6084 Apopka Vineland Road	East Colonial Office	1084 Lee Rd., Suite 11
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 275-3075
BeeLine Center Office		Lee Vista Office
10249 South John Young Pkwy.	Englewood Office	8288 Lee Vista Blvd., Suite E
Suite 101	2930 South McCall Rd.	Orlando, FL
Orlando, FL	Englewood, FL	Telephone: (321) 235-5583
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Leesburg Office
Beneva Village Office	Gateway Commons Office	1330 Citizens Blvd., Suite 101
5950 South Beneva Road	1525 East Osceola Pkwy., Suite 120	Leesburg, FL
Sarasota, FL	Kissimmee, FL	Telephone: (352) 365-1305
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Maitland Office
Bradenton Office	Goldenrod Office	9400 US Route 17/92, Suite 101
5858 Cortez Rd. West	7803 East Colonial Rd., Suite 107	Maitland, FL
Bradenton, FL	Orlando, FL	Telephone: (407) 332-6071
Telephone: (941) 792-2604	Telephone: (407) 207-3773
Melbourne Office
Colonial Drive Office	Juno Beach Office	2481 Croton Rd.
4301 East Colonial Dr.	14051 US Highway 1	Melbourne, FL
Orlando, FL	Juno Beach, FL	Telephone: (321) 752 0446
Telephone: (407) 895-6393	Telephone: (561) 630-4521

Branch Locations (continued)

Metro West Office	Rinehart Road Office	Vero Beach Office
2619 S. Hiawassee Rd.	1185 Rinehart Rd.	4125 20th Street
Orlando, FL	Sanford, FL	Vero Beach, FL
Telephone: (407) 293-1580	Telephone: (407) 268-3720	Telephone: (772) 492-9295

North Clermont Office	Sarasota Office	Westwood Plaza Office
12302 Roper Blvd.	2704 Bee Ridge Rd.	4942 West State Route 46
Clermont, FL	Sarasota, FL	Suite 1050
Telephone: (352) 243-2563	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Orange City Office	South Clermont Office
902 Saxon Blvd., Suite 101	16908 High Grove Blvd.	Windermere Office
Orange City, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 775-1392	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Ormond Beach Office	Stuart Office
115 North Nova Rd.	951 SE Federal Highway	Winter Garden Office
Ormond Beach, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (386) 256-3813	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Osprey Office	Sun City Center
1300 South Tamiami Trl.	4441 Sun City Center	Winter Haven Office
Osprey, FL	Sun City Center, FL	7476 Cypress Gardens Blvd. Southeast
Telephone: (941) 918-9380	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (863) 326-1918
Oviedo Office	Sweetwater Office
1875 West County Rd. 419	671 North Hunt Club Rd.	Winter Park Office
Suite 600	Longwood, FL	1211 N. Orange Ave.
Oviedo, FL	Telephone: (407) 774-1347	Winter Park, FL
Telephone: (407) 365-1145		Telephone: (407) 755-6707
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10	Winter Springs Office
3307 South Orange Blossom Trl.	Winter Springs, FL	851 East State Route 434
Kissimmee, FL	Telephone: (407) 695-5558	Winter Springs, FL
Telephone: (407) 846-8866		Telephone: (407) 327-6064
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
Great Barrington Office	385 North Franklin Tpk.
326 Stockbridge Rd.	Ramsey, NJ
Great Barrington, MA	Telephone: (201) 934-1429
Telephone: (413) 644-0054

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction

EXECUTIVE VICE PRESIDENT AND CHIEF OPERATIONS OFFICER	Brian C. Flynn, CPA
Kevin M. Curley	KPMG LLP
Retired Partner
EXECUTIVE VICE PRESIDENT
AND CHIEF RISK OFFICER	Lisa M. Lucarelli, Owner
Robert M. Leonard	LMKD Properties, LLC
Property Management
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER	Thomas O. Maggs, President
Michael M. Ozimek	Maggs & Associates
Insurance Agency
EXECUTIVE VICE PRESIDENT
AND CHIEF LENDING OFFICER	Anthony J. Marinello, M.D., Ph.D.
Scot R. Salvador	Physician

SENIOR VICE PRESIDENT AND	Robert J. McCormick,
TREASURER	Chairman, President and Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY
Chairman, TrustCo Bank Corp NY
GENERAL COUNSEL AND CORPORATE
SECRETARY	William D. Powers,
Michael J. Hall	Powers & Co., LLC
Retired Partner
Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS
Lionel O. Barthold	John S. Morris, Ph.D	William F. Terry
Robert A. McCormick	James H. Murphy, D.D.S.
Nancy A. McNamara	Richard J. Murray, Jr.

Trustco Bank Officers

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF OPERATIONS OFFICER
Kevin M. Curley

EXECUTIVE VICE PRESIDENT
AND CHIEF RISK OFFICER
Robert M. Leonard

EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER
Michael M. Ozimek

EXECUTIVE VICE PRESIDENT
AND CHIEF LENDING OFFICER
Scot R. Salvador

GENERAL COUNSEL AND CORPORATE
SECRETARY
Michael J. Hall, Esq.

ACCOUNTING/FINANCE
Vice Presidents
Andrea A. McGuire
Michael Rydberg
Officer
Lynn M. Hallenbeck

AUDIT
Director of Internal Audit
Daniel R. Saullo
Officers
Kenneth E. Hughes Jr.
Jeff P. Klingbeil
Allison R. Pillans

BRANCH ADMINISTRATION
Senior Vice President and
Florida Regional President
Eric W. Schreck
Administrative Vice President
Carly K. Batista
Assistant Vice Presidents
Mark J. Cooper
Gloryvel Morales
Jocelyn E. Vizcara
Officers
Victor J. Berger

BRANCH ADMINISTRATION (continued)
William B. Jansz
Lesly Jean-Louis
Kevin R. Mason
Nicolette C. Messina
Carmen Ramjeet
Pratik A. Shah
Berkley K. Young

COLLECTIONS/ OPERATIONS/
CREDIT
Vice Presidents
Stacy L. Marble
Michael V. Pitnell
Officers
Aislinn E. Melia
June M. Ryder

COMPLIANCE/ RISK/ BSA/
CREDIT ADMINISTRATION
Administrative Vice President and Chief Compliance Officer and Information Security Officer
Michael J. Ewell
Administrative Vice President
Michael J. Lofrumento
Vice President
Lara Ann Gough
Assistant Vice President
Jennifer L. Meadows
Officers
Amanda L. Biance
James A.P. McCarthy, Esq.

FINANCIAL SERVICES
Administrative Vice President and Chief Trust Officer
Patrick J. LaPorta, Esq.
Vice President
Thomas M. Poitras
Officers
Michael D. Bates
John W. Bresonis
William J. Heslin
Clint M. Mallard
Lauren A. Maxwell

GENERAL SERVICES
Officer
Joseph N. Marley

INFORMATION TECHNOLOGY/ PLANNING AND SYSTEMS
Administrative Vice President
John R. George
Vice President and
Chief Technology Officer
Volney R. LaRowe
Officers
Jonathan R. Goodell
Michael F. McMahon

LENDING
Administrative Vice President
Michelle L. Simmonds
Vice President
Patrick M. Canavan
Assistant Vice Presidents
Amy E. Anderson
Suzanne E. Breen
Officers
Kevin P. Bailey
Rebecca L. O’Hare
Joseph M. Rice

MARKETING
Vice President
Adam E. Roselan

PERSONNEL/
QUALITY CONTROL/
TRAINING
Vice President and
Director of Human Resources
Mary-Jean Riley
Assistant Vice President
Jessica M. Marshall
Officers
Takla A. Awad
Jason T. Goodell

General Information

ANNUAL MEETING
Thursday, May 23, 2019
10:00 AM
Trustco Bank’s Loan Center
6 Metro Park Road
Albany, NY 12205

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

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2018 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President and Chief Risk Officer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President and Chief Risk Officer, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 11,575 shareholders of record of TrustCo common stock as of January 19, 2019.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 398 companies as of February 15, 2019. A list of the component companies can be obtained by contacting TrustCo.

		Period Ending
Index	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18
TrustCo Bank Corp NY	100.00	105.10	92.60	137.12	148.84	114.58
Russell 2000 Index	100.00	104.89	100.26	121.63	139.44	124.09
SNL Bank and Thrift Index	100.00	111.63	113.89	143.78	169.07	140.45