Form 10-K, Exhibit 13
period 2019-12-31
TRUSTCO BANK CORP N Y
filed 2020-02-28
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 148 community banking offices and 162 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 32 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2019		2018		Percent Change
Income:
Net interest income	$155,807		$160,686		(3.04)%
Net Income	57,840		61,445		(5.87)
Per Share:
Basic earnings	0.597		0.637		(6.28)
Diluted earnings	0.597		0.636		(6.13)
Book value at period end	5.55		5.07		9.47
Average Balances:
Assets	5,161,820		4,900,450		5.33
Loans, net	3,926,199		3,746,082		4.81
Deposits	4,409,060		4,206,577		4.81
Shareholders' equity	513,489		470,814		9.06
Financial Ratios:
Return on average assets	1.12%		1.25%		(10.40)
Return on average equity	11.26		13.05		(13.72)
Consolidated tier 1 capital to:
Total assets (leverage)	10.25		10.13		1.18
Risk-adjusted assets	18.99		18.79		1.06
Common equity tier 1 capital ratio	18.99		18.79		1.06
Total capital to risk-adjusted assets	20.24		20.05		0.95
Net loans charged off to average loans	0.0002		0.0002		-
Allowance for loan losses to nonperforming loans	2.12	x	1.79	x	18.44
Efficiency ratio*	56.13%		53.97%		4.00
Dividend Payout ratio	45.60		42.02		8.52

Per Share information of common stock

					Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2019
First quarter	$0.150	$0.150	$0.0681	$5.18	$8.60	$6.91
Second quarter	0.152	0.151	0.0681	5.32	8.22	7.38
Third quarter	0.152	0.152	0.0681	5.42	8.34	7.48
Fourth quarter	0.143	0.143	0.0681	5.55	9.03	7.89

2018
First quarter	$0.154	$0.153	$0.0656	$4.80	$9.33	$8.25
Second quarter	0.160	0.160	0.0656	4.87	9.35	8.35
Third quarter	0.157	0.157	0.0681	4.93	9.45	8.35
Fourth quarter	0.166	0.166	0.0681	5.07	8.53	6.51

*The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”), which is presented in the Non-GAAP Financial Measures Reconciliation presented herein.

Financial Highlights	1

President’s Message	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4-32

Glossary of Terms	32-34

Management’s Report on Internal Control Over Financial Reporting	35

Report of Independent Registered Public Accounting Firm	36-38

Consolidated Financial Statements and Notes	39-87

Branch Locations	88-93

Officers and Board of Directors	94-95

General Information	96-97

Share Price Information	98

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message
Dear fellow shareholder:

Our company is now the “hometown bank” to more people than ever before.  Our team originated an impressive number of loans bank-wide in 2019 and our Florida region crossed a major mortgage milestone.  We now have over a billion dollars in loans in the great State of Florida.  We could not be more proud of the people who made this success possible and we could not be more pleased that this success is driving excellent shareholder value.

Investors increasingly are focused upon corporate sustainability.  This means different things to different people, but for us, the meaning is clear and the state of our achievement of it is readily ascertained.  Beginning in 1902, Trustco Bank built a venerable financial institution on a foundation of quality banking products delivered at a fair price.  Upon that solid foundation, and with the support of investors like yourselves, we constructed and refined an efficient and modern bank that remains committed to the same bedrock principles.  In other words, the means and methods have changed, but the heart of what we do has not.  By any definition, it is fair to call that sustainability.

To be specific on means and methods, we have improved and enhanced our technology from the platform through which we originate loans, to the teller platforms in our branches where we take deposits, to the mobile devices that enable our customers to easily integrate banking into their busy daily lives.  Importantly, all of this has been done with keen focus on data protection.  We have adapted the way we do business in order to sustain the core franchise.

And because we know these things are important to all of our stakeholders, we are making it easier to obtain up-to-date information about all of the many things that we do that enhance our sustainability.  I am pleased to unveil our new Corporate Sustainability page at www.trustcobank.com/sustainability.  There, you will be able to read about social and environmental initiatives such as our partnership with a local not-for-profit on financial literacy, our developing emergency savings initiative, our use of LED light bulbs, and our use and support of electric cars.  We also continue to enhance disclosure regarding our corporate governance in the Annual Proxy Statement.

As has always been the case, our people are our most valuable asset.  We are pleased to celebrate the diversity of a workforce that is truly reflective of the diverse communities that we serve through our network of nearly 150 branches in 5 states.  This year we have strengthened our employee tuition reimbursement program, enhanced our longevity recognition and reward program, and developed a new mentoring program, under my personal supervision, through which new assistant manager-level employees meet regularly for professional development with me and the company’s executive vice presidents.

The success of our sustainability efforts is evident in the financial reporting that follows.  Loans and deposits were both up in 2019 over 2018, non-performing assets declined over 15.8% during the same period, and we continue to enjoy the benefits of an excellent efficiency ratio. Furthermore, return on average equity was excellent in 2019 at 11.26%, while return on average assets also exceeded expectations given relevant economic factors in 2019 at 1.12%.

We are saddened this year by the loss of two long-time supporters of the bank, former directors Richard Murray and John Morris.  Also in 2019, we continued to build depth in our management team by promoting to Vice President Stacy Marble in our Operations Department, Jennifer Meadows, our Bank Secrecy Act Officer, and Adam Roselan our head of Marketing.  Please join me in wishing them long tenure and rewarding achievement.

Thank you for the trust you have placed in the Trustco team.  We look forward with great enthusiasm to the challenges of the new decade ahead and beyond.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2019 and, in summary form, the two preceding years.  Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis.  Balances discussed are daily averages unless otherwise described.  The consolidated financial statements and related notes and the quarterly reports to shareholders for 2019 should be read in conjunction with this review.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

TrustCo made significant progress in 2019 despite a challenging operating environment and mixed economic conditions.  Among the key results for 2019, in management’s view:

•	Net income after taxes was $57.8 million or $0.597 diluted earnings per share in 2019;

•	Period-end loans were up $188 million for 2019 compared to the prior year;

•	Period-end deposits were up $176 million for 2019 compared to the prior year;

•	Nonperforming assets declined $4.2 million or 15.8% to $22.4 million from year-end 2018 to year-end 2019;

•	At 56.13%, the efficiency ratio remained better than our peer-group levels (see Non-GAAP Financial Measures Reconciliation), and;

•
The regulatory capital levels of both the Company and the Bank improved at December 31, 2019 relative to the prior year, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

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

Return on average equity was 11.26% in 2019 compared to 13.05% in 2018, while return on average assets was 1.12% in 2019 as compared to 1.25% in 2018.

The economic and business environment generally improved during 2019 but remains mixed with various regions of the nation experiencing uneven growth or change during the year.  Real gross domestic product (“GDP”) increased at an annual rate of 2.1% during the third quarter of 2019, the latest available information, compared to annual growth in 2018 and 2017 when GDP increased by 2.5% and 2.2% respectively.  The annual growth rate for GDP remains below the range exhibited during the robust growth periods experienced during the 1980’s and 1990’s.  However GDP growth of approximately 2% is normally considered an expanding US market and consistent with the Federal Reserve Board’s target for economic expansion.  Equity markets had a very significant increase in 2019 with growth of 25.3% in the Down Jones Industrial Average compared to a negative 3.5% in 2018.  The S&P 500 likewise was up 33.1% in 2019 as trade and tariff negotiations continued alongside a backdrop of political uncertainty in the United States and the upcoming election season.  Continued uncertainty relative to the longevity of the current economic expansion and the potential for  recession hung over markets throughout the year.  Though neither came to pass the potential of such an outcome had a moderating impact on investors.  United States Treasuries continued to experience a significantly flat yield curve during 2019 compared to historical norms with short term yields ending 2019 at 1.55%, only 37bp behind the 10 year treasury yield at year end of 1.92%.  These yields were down from 2018 year end yields of 2.45% for the 3 month treasury and 2.69% for the 10 year treasury yields.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter term treasury markets and the mortgage loans products tend to track with the 10 year treasury yields.  Beginning 2019 the yield on the 2 year Treasury bond was 2.48% and decreased 90 basis points during the year to close 2019 at 1.58% whereas the 10 year Treasury bond began 2019 at 2.69% and closed the year down 77 basis points to 1.92% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire to decrease shorter term rates to help continue the economic expansion and provide for target levels of employment.

The outlook for the United States economy is complicated by political uncertainties domestically and internationally, which has led to trade disruptions and anticipation of economic slowdowns.  Corporate profits for 2019 have continued to be enhanced as a result of the 2017 Tax Cuts and Jobs Act (“Tax Act”) which reduced the overall federal corporate tax rates on business operating in the United States.  Growth in business operations and expansion of corporate activities will be necessary for broad range increases in revenues and profits.

Employment increased and unemployment generally decreased during 2019 as workers reentered the workforce and companies expanded operations to accommodate economic growth and demand for their products and services.  The unemployment rate has reached historical lows, which is generally interpreted to mean that the economy has reached full employment, which in turn historically has been an indicator of increased wage pressure and increased inflation.  The Federal Reserve Board action to decrease short term rates is to help offset the impact of these potentially negative factors in the economy.

Generally, a steady increase in economic activities is viewed as a positive for the banking and finance industries as economic growth creates additional demand for company goods and services, which in turn result in increased revenues and profits.  TrustCo like most other banking organizations prices many of their liabilities (deposits and short term debt) off of the shorter end of the Treasury maturity curve.  The average for the 3 month treasury was 14bp higher in 2019 than in 2018 with the median yield of 2.17% in 2019 up 22bp over 2018.  These trends generally reflect an increase in the cost for deposit products that price off of the short term treasury market yields.  While at the same time the average yield of the 10 year treasury has decreased to 2.14% in 2019 down 77bp from 2018 when the average was 2.91%.  Generally longer term loans are priced consistent with the changes in the 10 year treasury markets.  The two trends – generally higher shorter term rates coupled with decreases in longer term rates – could continue to put pressure on banking margins in the future.  These two trends are somewhat mitigated by the year end results, which showed the spread between shorter term treasury yields and longer term treasury yields widening.  Should this continue, this would generally be positive for banking industry margins.

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

Tax Cuts and Jobs Act

The Tax Act made broad and complex changes to the U.S. tax code that affected our results in 2017, 2018 and 2019 and that will affect future periods.  Among the Tax Act’s changes is a reduction of the statutory corporate tax rate from 35% to 21%.  The lower tax rate will have a significant beneficial impact on the Company’s results going forward, but also resulted in the revaluation of net deferred tax assets on our balance sheet as of December 31, 2017, based on the lower tax rate.  Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets and liabilities are adjusted through income tax expense as changes in tax laws are enacted.  The rate reduction was effective January 1, 2018.  Included in results for the fourth quarter and full year 2017 is a reduction in the value of net deferred tax assets of $5.1 million, which was recorded as additional income tax expense for the quarter ended December 31, 2017.  This charge had a negative impact on reported net income, earnings per share, return on average equity and return on average assets for the quarter and year ended December 31, 2017.

Overview

2019 results were marked by continued growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $4.06 billion, an increase of $188 million or 4.9% over the 2018 year-end balance.  Deposits ended 2019 at $4.45 billion, up from $4.27 billion the prior year-end.  The year-over-year increases in loans reflect the success the Company has had in attracting customers to the Bank.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $57.8 million or $0.597 of diluted earnings per share for the year ended December 31, 2019, compared to $61.4 million or $0.636 of diluted earnings per share for the year ended December 31, 2018.  Net income before taxes was $76.5 million in 2019 compared to $79.7 million in 2018.

During 2019, the following had a significant effect on net income:

•
a decrease of $4.9 million in net interest income from 2018 to 2019 primarily as a result of a 0.37% growth in average interest bearing liabilities due to offering competitive shorter term time deposit and money market rates, partially offset by increases in interest income due to loan growth;

•	a decrease of $1.2 million in the provision for loan losses to $159 thousand in 2019, and;
•	an increase in non-interest income of $510 thousand.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2019 and 2018, including:

•
return on average equity of 11.26% for 2019 and 13.05% for 2018, compared to medians of 10.51% in 2019 and 10.43% in 2018 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence Financial with assets of $2 billion to $10 billion, and

•
an efficiency ratio, as calculated by S&P Global Market Intelligence, of 56.13% for 2019 and 53.97% for 2018, compared to the peer group medians of 57.84% in 2019 and 58.49% in 2018.  Note that the S&P calculation differs slightly from our calculation.

During 2019, TrustCo’s results were affected by the growth of deposits, strong loan growth and a shift in asset mix.  Despite the changes in the interest rate environment during 2019, the Company was able to continue to attract deposits.  On average for 2019, non-maturity deposits were 69.0% of total deposits, down from 73.8% in 2018 as a result of offering competitive shorter term time deposit rates.  Overall, the cost of interest bearing liabilities increased 37 basis points to 0.88% in 2019 as compared to 2018.  Average loan balances increased 4.8% from 2018 to 2019, while the total of short-term investments, available for sale securities and held to maturity securities increased 2.0%, resulting in average net loans growing to 78.2% of average earning assets in 2019 from 77.7% in 2018.  The Company has traditionally maintained a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.  The changing rate environment in 2019 resulted in maturing and called securities being reinvested, as noted, in loans as well as into a combination of Federal funds and bonds.  The Federal Reserve Board’s (“FRB”) continued accommodative monetary policy, along with steady economic growth domestically and low rates in other nations, were key drivers of the rate environment during 2019.  The 2007-2008 easing of monetary policy by the FRB included a particularly sharp reduction in the Federal Funds rate in 2008, from the 4.25% rate at the beginning of the year to a target range of 0.00% to 0.25% by year-end.  That target range was in place throughout most of 2016. The FRB changed the target range several times beginning in December of 2016, with the target range now at 1.50% to 1.75%.

As discussed previously, some market interest rates moved significantly during the course of 2019, with both shorter term and longer term rates decreasing versus year-end 2018.  Overall, trends in market rates caused a flattening of the yield curve, on average, during the year.  The average daily spread between the ten year Treasury and the two year Treasury was 17 basis points in 2019, down from an average of 38 basis points in 2018 and 93 basis points in 2017.  The spread increased later in the year, ending 2019 at 34 basis points.  A more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2018 and 2019.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2019
Beginning of Year	2.45	2.48	2.51	2.69	0.21
Peak	2.49	2.62	2.62	2.79	0.34
Trough	1.52	1.39	1.32	1.47	(0.04)
End of Year	1.55	1.58	1.69	1.92	0.34
Average	2.11	1.97	1.95	2.14	0.17
Median	2.17	1.83	1.84	2.07	0.17

2018
Beginning of Year	1.44	1.92	2.25	2.46	0.51
Peak	2.45	2.98	3.09	3.24	0.78
Trough	1.39	1.94	2.25	2.44	0.11
End of Year	2.45	2.48	2.51	2.69	0.21
Average	1.97	2.53	2.75	2.91	0.38
Median	1.95	2.56	2.76	2.90	0.33

Source: S&P Global Market Intelligence

In addition to changes in interest rates, economic conditions have a significant impact on the allowance for loan losses.  The decrease in the provision for loan losses from $1.4 million in 2018 to $159 thousand in 2019 positively affected net income.  Net charge-offs decreased from $804 thousand in 2018 to $608 thousand in 2019.  Total nonperforming loans decreased $4.1million from 2018.  Details on nonperforming loans and net charge-offs are included in the notes to the financial statements.  The decline in the provision for loan losses is primarily a reflection of the improvement in the performance of the loan portfolio and economic conditions.

TrustCo focuses on providing high quality service to the communities served by its branch-banking network.  The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our “network.”

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in deposit and loan balances.  All branches have the same products and features found at other Trustco Bank locations.  With a combination of competitive rates, excellent service and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.3% and 98.4% of average total assets for 2019 and for 2018 respectively.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  As noted previously, during 2007-2008 the FRB aggressively reduced the Federal Funds rate, including a decrease from 4.25% at the beginning of 2008 to a target range of 0.00% to 0.25% by the end of 2008.  The target range remained at that level until December 2016 when the range was increased to 0.25% to 0.50%.  Subsequent increases and decreases have resulted in the current range of 1.50% to 1.75%.

The yield on the ten-year Treasury bond decreased by 77 basis points from 2.69% at the beginning of 2019 to the year-end level of 1.92%.  The rate on the ten year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the ten-year Treasury.  The Federal Funds sold portfolio and other short-term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae.  Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  Higher market interest rates also generally increase the value of retail deposits.

The decrease in the Federal Funds target range had a negative impact on earnings on the Company’s cash position, the net effect of market changes in interest rates during 2019 was that yields earned on both the investment portfolios and loans remained quite low in 2019 relative to historic levels, while deposit costs, especially certificates of deposits, increased.

Earning Assets

Average earning assets during 2019 were $5.0 billion, which was an increase of $201.3 million from 2018.  This increase was the result of growth in the average balance of net loans of $180.1 million and securities available for sale of $43.0 million, offset by decreases of $17.9 million in Federal Funds sold and other short-term investments and $4.2 million in held-to-maturity securities between 2018 and 2019.  The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset net decreases in the other loan categories.  The increase in residential real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $5.2 billion for 2019 and $4.90 billion for 2018.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2019	2018	Components of
				vs.	vs.	Total Earning Assets
	2019	2018	2017	2018	2017	2019	2018	2017
Loans, net	$3,926,199	3,746,082	3,514,900	180,117	231,182	78.1%	77.7	73.4

Securities available for sale (1):
U.S. government sponsored enterprises	156,292	155,381	139,652	911	15,729	3.1	3.2	2.9
State and political subdivisions	167	414	682	(247)	(268)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations- residential	345,718	294,732	350,256	50,986	(55,524)	6.9	6.1	7.3
Corporate bonds	34,637	30,310	41,946	4,327	(11,636)	0.7	0.6	0.9
Small Business Administration-guaranteed participation securities	53,269	63,430	73,996	(10,161)	(10,566)	1.1	1.3	1.5
Mortgage-backed securities and collateralized mortgage obligations-commercial	-	2,769	9,963	(2,769)	(7,194)	-	0.1	0.2
Other	685	685	685	-	-	-	-	-
Total securities available for sale	590,768	547,721	617,180	43,047	(69,459)	11.8	11.3	12.9

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	20,643	24,801	31,266	(4,158)	(6,465)	0.4	0.5	0.7
Corporate bonds	-	-	6,663	-	(6,663)	-	-	0.1
Total held-to-maturity securities	20,643	24,801	37,929	(4,158)	(13,128)	0.4	0.5	0.8

Federal Reserve Bank and Federal Home Loan Bank stock	9,123	8,907	9,295	216	(388)	0.2	0.2	0.2
Federal funds sold and other short-term investments	477,181	495,066	611,586	(17,885)	(116,520)	9.5	10.3	12.8

Total earning assets	$5,023,914	4,822,577	4,790,890	201,337	31,687	100.0%	100.0	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2019, the Company experienced another year of significant loan growth.  The $188.1 million increase in the Company’s gross loan portfolio from December 31, 2018 to December 31, 2019 was due to higher residential mortgage balances, which offset lower balances in other loan categories.  Average loans increased $180.1 million during 2019 to $3.93 billion.  Interest income on the loan portfolio increased to $166.6 million in 2019 from $158.3 million in 2018.  The average yield increased 1 basis point to 4.24% in 2019 compared to 2018.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2019		2018		2017
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$181,635	4.5%	$183,598	4.7%	$176,385	4.9%
Real estate - construction	28,532	0.7	26,717	0.7	30,946	0.9
Real estate - mortgage	3,573,106	87.9	3,362,539	86.8	3,111,397	85.6
Home equity lines of credit	267,922	6.6	289,540	7.5	308,916	8.5
Installment loans	11,001	0.3	11,702	0.3	8,763	0.2
Total loans	4,062,196	100.0%	3,874,096	100.0%	3,636,407	100.0%
Less: Allowance for loan losses	44,317		44,766		44,170
Net loans (1)	$4,017,879		$3,829,330		$3,592,237

	Average Balances
	2019		2018		2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$176,165	4.5%	$175,814	4.7%	$175,596	5.0%	$186,800	5.6%	$195,265	6.0%
Real estate - construction	27,728	0.7	26,717	0.7	26,616	0.8	23,645	0.7	29,101	0.9
Real estate - mortgage	3,433,683	87.4	3,236,631	86.5	2,985,870	84.9	2,779,451	83.0	2,647,265	81.8
Home equity lines of credit	277,905	7.1	297,678	7.9	318,660	9.1	350,004	10.5	354,718	11.0
Installment loans	10,718	0.3	9,242	0.2	8,158	0.2	8,424	0.3	8,457	0.3

Total loans	3,926,199	100.0%	3,746,082	100.0%	3,514,900	100.0%	3,348,324	100.0%	3,234,806	100.0%
Less: Allowance for loan losses	44,639		44,651		44,319		44,718		46,023
Net loans (1)	$3,881,560		$3,701,431		$3,470,581		$3,303,606		$3,188,783

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products.  Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed.  The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted.  The average balance of residential real estate mortgage loans was approximately $3.45 billion in 2019 and approximately $3.25 billion in 2018.  Income on real estate loans increased to $142.0 million in 2019 from $133.9 million in 2018.  The yield on the portfolio remained flat at 4.12% in 2018 and 2019.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $191.6 million in 2019 increased by $3.3 million from $188.4 million in 2018.  Average commercial loans included $17.9 million and $12.5 million of commercial real estate construction loans in 2019 and 2018, respectively.  The average yield on the commercial loan portfolio increased to 5.35% for 2019 from 5.26% in 2018, which, coupled with the higher average balance resulted in interest income on commercial loans of $10.2 million in 2019 compared to $9.9 million in 2018.

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

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans.  There is significant competition for commercial loans in the Bank’s market regions.

TrustCo has a strong position in the home equity credit line product in its market area.  During 2019, the average balance of home equity credit lines was $277.9 million, a decrease from $297.7 million in 2018.  Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  Changes in consumer behavior have resulted in this product being somewhat less popular in recent years.  TrustCo’s average yield on this portfolio was 4.88% for 2019 and 4.56% in 2018.  Interest income on home equity credit lines has remained flat at $13.6 million in 2018 and 2019.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2019
		After 1 Year
	In 1 Year	But Within	After
	or Less	5 Years	5 Years	Total
Commercial	$36,160	61,169	84,306	181,635
Real estate construction	28,532	-	-	28,532

Total	64,692	61,169	84,306	210,167

Predetermined rates	21,808	61,169	84,306	167,283
Floating rates	42,884	-	-	42,884

Total	$64,692	61,169	84,306	210,167

At December 31, 2019 and 2018, the Company had approximately $28.5 million and $26.7 million of real estate construction loans, respectively.  Of the $28.5 million in real estate construction loans at December 31, 2019, approximately $10.7 million were secured by first mortgages to residential borrowers with the remaining $17.8 million were loans to commercial borrowers for residential construction projects.  Of the $26.7 million in real estate construction loans at December 31, 2018, approximately $14.2 million were secured by first mortgages to residential borrowers while approximately $12.5 million were to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2019		2018		2017
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$104,895	104,512	154,868	152,160	139,890	137,851
State and political subdivisions	160	162	168	173	515	525
Mortgage backed securities and collateralized mortgage obligations-residential	388,537	389,517	271,386	262,032	320,614	315,983
Corporate bonds	30,164	30,436	30,048	29,938	40,270	40,162
Small Business Adminstration-guaranteed participation securities	48,991	48,511	58,376	56,475	68,921	67,059
Mortgage backed securities and collateralized mortgage obligations-commercial	-	-	-	-	9,810	9,700
Other	685	685	685	685	685	685
Total securities available for sale	573,432	573,823	515,531	501,463	580,705	571,965
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	18,618	19,680	22,501	22,924	27,551	28,701
Total held to maturity securities	18,618	19,680	22,501	22,924	27,551	28,701
Total investment securities	$592,050	593,503	538,032	524,387	608,256	600,666

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

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2019 some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2019, the Company did not intend to sell, and it is not likely that the Company will be required to sell these securities before market recovery.  Accordingly, at December 31, 2019 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2019, the carrying value of securities available for sale amounted to $573.8 million, compared to $501.5 million at year end 2018.  For 2019, the average balance of securities available for sale was $590.8 million with an average yield of 2.32%, compared to an average balance in 2018 of $547.7 million with an average yield of 2.16%.  The taxable equivalent income earned on the securities available for sale portfolio in 2018 was $11.8 million, compared to $13.7 million earned in 2019.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2019, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $2.8 million and gross unrealized losses of approximately $2.4 million.  At December 31, 2018, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $58 thousand and gross unrealized losses of approximately $14.1 million.  As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2019 the Company held $18.6 million of held to maturity securities, compared to $22.5 million at December 31, 2018.  For 2019, the average balance of held to maturity securities was $20.6 million, compared to $24.8 million in 2018.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities decreased slightly from 3.88% in 2018 to 3.86% in 2019 as the mix within the portfolio changed due primarily to normal paydowns and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $962 thousand in 2018 to $797 thousand in 2019, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2019 was $19.7 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2019 there were no unrecognized losses on securities in this portfolio.

Securities Gains: During 2019, 2018 and 2017, TrustCo did not recognize any net gains from securities transactions.  There were no sales or transfers of held to maturity securities in 2019, 2018 and 2017.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2019
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
Debt securities available for sale:	1 Year	5 Years	10 Years	10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$-	84,895	20,000	-	104,895
Fair Value	-	84,653	19,859	-	104,512
Weighted average yield	-%	1.65	3	-	1.85
State and political subdivisions
Amortized cost	$7	135	18	-	160
Fair Value	7	137	18	-	162
Weighted average yield	5.23%	5.19	5.27	-	5.22
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	317,752	7,726	63,060	388,538
Fair Value	-	319,073	7,812	62,632	389,517
Weighted average yield	-%	2.49	3.60	2.60	2.57
Corporate bonds
Amortized cost	$9,990	20,174	-	-	30,164
Fair Value	10,038	20,398	-	-	30,436
Weighted average yield	3.01%	3.40	-	-	3.27
Small Business Administration-guaranteed participation securities
Amortized cost	$-	48,991	-	-	48,991
Fair Value	-	48,511	-	-	48,511
Weighted average yield	-%	2.08	-	-	2.08
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Other
Amortized cost	$35	650	-	-	685
Fair Value	35	650	-	-	685
Weighted average yield	0.03%	3.13	-	-	3.13
Total securities available for sale
Amortized cost	$10,032	472,597	27,744	63,060	573,433
Fair Value	10,080	473,422	27,689	62,632	573,823
Weighted average yield	3.01%	2.33	2.91	2.60	2.43

Held to maturity securities:
U. S. government sponsored enterprises
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	132	874	17,612	18,618
Fair Value	-	136	896	18,648	19,680
Weighted average yield	-%	5.63	3.10	5	5.18
Corporate bonds
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Total held to maturity securities
Amortized cost	$-	132	874	17,612	18,618
Fair Value	-	136	896	18,648	19,680
Weighted average yield	-%	5.63	3.10	5	5.18

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.  The level of calls in 2019 was higher than the 2018 level, as decreasing interest rates increase the probability of calls.  The probability of future calls will change depending on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2019.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2019 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2019
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$10,032	10,081	120,003	119,732
1 to 5 years	105,911	105,900	382,625	383,629
5 to 10 years	35,332	35,307	7,744	7,830
After 10 years	422,157	422,535	63,060	62,632
Total debt securities available for sale	$573,432	573,823	573,432	573,823

Held to maturity securities:

(dollars in thousands)	As of December 31, 2019
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
1 to 5 years	$132	136	16,693	17,552
5 to 10 years	874	896	1,925	2,128
After 10 years	17,612	18,648	-	-
Total held to maturity securities	$18,618	19,680	18,618	19,680

Federal Funds Sold and Other Short-term Investments

During 2019, the average balance of Federal Funds sold and other short-term investments was $477.2 million, a decrease from $495.1 million in 2018.  The average rate earned on these assets was 1.87% in 2018 and 2.2% in 2019.  The increase in the average rate in 2019 was due to the increases in the Federal Funds target range that were implemented during 2018, partially offset by decreases during the second half of 2019.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short term investments was $408.6 million for 2019, compared to $454.5 million at year end 2018.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2019, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of the Federal Funds sold and other short-term investments in 2020 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $4.41 billion in 2019, compared to approximately $4.21 billion in 2018, an increase of $202.5 million.  Changes in deposit categories (average balances 2019 versus 2018) included: demand deposits up $30.9 million, interest-bearing checking deposits down $22.7 million, savings down $107.6 million, money market up $34.3 million and time deposits up $267.5 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in retail deposits reflects the focus on growing funding sources by providing core banking services better, faster and at competitive rates.  The increase in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2019	2018	Components of
				vs.	vs.	Total Funding
	2019	2018	2017	2018	2017	2019	2018	2017

Retail deposits
Demand deposits	$427,276	396,367	382,658	30,909	13,709	9.4%	9.0	8.7
Savings	1,134,050	1,241,619	1,275,268	(107,569)	(33,649)	24.8	28.2	29.0
Time deposits under $250 thousand	1,189,901	967,765	960,408	222,136	7,357	26.0	22.0	21.8
Interest bearing checking accounts	874,700	897,378	844,010	(22,678)	53,368	19.1	20.4	19.2
Money market deposits	555,547	521,233	572,270	34,314	(51,037)	12.2	11.8	13.0
Total retail deposits	4,181,474	4,024,362	4,034,614	157,112	(10,252)	91.5	91.4	91.7
Time deposits over $250 thousand	227,586	182,215	136,782	45,371	45,433	5.0	4.1	3.1
Short-term borrowings	159,220	194,810	228,086	(35,590)	(33,276)	3.5	4.4	5.2
Total purchased liabilities	386,806	377,025	364,868	9,781	12,157	8.5	8.6	8.3
Total sources of funding	$4,568,280	4,401,387	4,399,482	166,893	1,905	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2019			2018			2017
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$3,926,199	166,610	4.24%	$3,746,082	158,304	4.23%	$3,514,900	148,162	4.22%

Securities available for sale:
U.S. government sponsored enterprises	156,292	3,209	2.05	155,381	3,112	2.00	139,652	2,281	1.63
State and political subdivisions	167	13	7.78	414	34	8.21	682	55	8.06
Mortgage backed securities and collateralized mortgage obligations-residential	345,718	8,219	2.38	294,732	6,593	2.24	350,256	7,447	2.13
Corporate bonds	34,637	1,096	3.16	30,310	687	2.27	41,946	606	1.44
Small Business Administration-
guaranteed participation securities	53,269	1,121	2.10	63,430	1,339	2.11	73,996	1,547	2.09
Mortgage backed securities and collateralized mortgage obligations-commercial	-	-	-	2,769	37	1.33	9,963	109	1.09
Other	685	22	3.21	685	18	2.63	685	16	2.34
Total securities available for sale	590,768	13,680	2.32	547,721	11,820	2.16	617,180	12,061	1.95
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	20,643	797	3.86	24,801	962	3.88	31,266	1,149	3.67
Corporate bonds	-	-	-	-	-	-	6,663	410	6.15
Total held to maturity securities	20,643	797	3.86	24,801	962	3.88	37,929	1,559	4.11
Federal Reserve Bank and Federal HomeLoan Bank stock	9,123	568	6.23	8,907	564	6.33	9,295	544	5.85
Federal funds sold and other short-term investments	477,181	10,478	2.20	495,066	9,276	1.87	611,586	6,679	1.09
Total interest earning assets	5,023,914	192,133	3.82%	4,822,577	180,926	3.75%	4,790,890	169,005	3.53%
Allowance for loan losses	(44,639)			(44,651)			(44,319)
Cash and noninterest earning assets	182,545			122,524			129,097
Total assets	$5,161,820			$4,900,450			$4,875,668
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$874,700	288	0.03%	$897,378	442	0.05%	$844,010	478	0.06%
Savings	1,134,050	1,338	0.12	1,241,619	1,657	0.13	1,275,268	1,729	0.14
Time deposits and money markets	1,973,034	33,227	1.68	1,671,213	16,859	1.01	1,669,460	10,983	0.66
Total interest bearing deposits	3,981,784	34,853	0.88	3,810,210	18,958	0.50	3,788,738	13,190	0.35
Short-term borrowings	159,220	1,468	0.92	194,810	1,270	0.65	228,086	1,402	0.61
Total interest bearing liabilities	4,141,004	36,321	0.88%	4,005,020	20,228	0.51%	4,016,824	14,592	0.36%
Demand deposits	427,276			396,367			382,658
Other liabilities	80,051			28,249			28,506
Shareholders' equity	513,489			470,814			447,680
Total liabilities and shareholders' equity	$5,161,820			$4,900,450			$4,875,668
Net interest income		155,812			160,698			154,413
Taxable equivalent adjustment		(5)			(12)			(45)
Net interest income		155,807			160,686			154,368
Net interest spread			2.94%			3.25%			3.16%
Net interest margin (net interest income to total interest earnings assets)			3.10			3.33			3.22

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income on a tax equivalent basis were 21.0% and 6.0%, respectively, for 2019 and 2018, and 35.0% and 7.5%, for 2017.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $3.6 million, $13.8 million, and $5.6 million in 2019, 2018, and 2017, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized loss has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

While the overall cost of interest bearing deposits increased to 0.88% in 2019, this was partially mitigated by the overall growth in interest bearing assets and yields.

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

Other funding sources: The Company had $159.2 million of average short-term borrowings outstanding during 2019, compared to $194.8 million in 2018.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.92% in 2019 and 0.65% in 2018.  This resulted in interest expense of approximately $1.5 million in 2019, compared to $1.3 million in 2018.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2019	2018	2017	2016	2015
Individuals, partnerships and corporations	$4,380,866	4,184,850	4,149,832	4,127,587	4,085,491
U.S. Government	-	-	-	-	-
States and political subdivisions	8,663	3,007	2,765	3,085	2,654
Other (certified and official checks, etc.)	19,531	18,720	18,799	18,529	15,360
Total average deposits by type of depositor	$4,409,060	4,206,577	4,171,396	4,149,201	4,103,505

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND

(dollars in thousands)
As of December 31, 2019

Under 3 months	$59,384
3 to 6 months	43,076
6 to 12 months	94,925
Over 12 months	30,201

Total	$227,586

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2019 vs. 2018			2018 vs. 2017
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term investments	$1,202	(351)	1,553	$2,597	(942)	$3,539
Securities available for sale:
Taxable	1,881	1,092	789	(220)	(1,465)	1,245
Tax-exempt	(21)	(20)	(1)	(21)	(21)	-
Total securities available for sale	1,860	1,072	788	(241)	(1,486)	1,245
Held to maturity securities (taxable)	(165)	(160)	(5)	(597)	(453)	(144)
Federal Reserve Bank and Federal Home
Loan Bank stock	4	34	(30)	20	(21)	41
Loans, net	8,306	7,400	906	10,142	9,623	519
Total interest income	11,207	7,995	3,212	11,921	6,721	5,200

Interest expense:
Interest bearing checking accounts	(154)	(9)	(145)	(36)	34	(70)
Savings	(319)	(169)	(150)	(72)	(44)	(28)
Time deposits and money markets	16,368	4,178	12,190	5,876	318	5,558
Short-term borrowings	198	(261)	459	(132)	(226)	94
Total interest expense	16,093	3,739	12,354	5,636	82	5,554
Net interest income (TE)	$(4,886)	4,256	(9,142)	$6,285	6,639	(354)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements.  The regulatory capital rules contain a rule for a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and the risk-weight of certain assets.  In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (the capital conservation buffer) over the minimum risk-based capital levels before they may pay dividends, repurchase shares, or pay discretionary bonuses.  The buffer was 2.5% as of January 1, 2019.

As of December 31, 2019, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2019 and 2018, Trustco Bank met the definition of “well-capitalized.”

On October 29, 2019, the federal bank regulatory agencies announced that they had finalized a rule that simplifies capital requirements for qualifying banks and bank or thrift holding companies (referred to collectively in the new rule as “banking organizations”) by allowing them to adopt a simple leverage ratio to measure capital adequacy. The new “community bank leverage ratio framework” removes requirements for calculating and reporting risk-based capital ratios for a qualifying banking organization that opts into the framework.

To qualify for the framework, a banking organization must have less than $10 billion in total consolidated assets, total off-balance-sheet exposures (as defined in the new rule and excluding derivatives other than sold credit derivatives and unconditionally cancellable commitments) of 25% or less of total consolidated assets, total trading assets plus trading liabilities of 5% or less of total consolidated assets and a leverage ratio greater than 9%.

A qualifying banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% will be considered to have satisfied its risk-based and leverage capital requirements, and a qualifying bank will be considered to have met the well-capitalized ratio requirements for purposes of its primary federal regulator’s prompt corrective action rules.

If a banking organization falls out of compliance with the new framework, the new rule contains a two-quarter grace period to either meet the qualifying criteria again or to comply with the generally applicable capital rule. The grace period will begin as of the end of the calendar quarter in which a banking organization ceases to satisfy any of the qualifying criteria and when the qualifying banking organization’s leverage ratio is 9% or less but greater than 8%. A banking organization that fails to maintain a leverage ratio greater than 8% would not be permitted to use the grace period and must comply with the generally applicable capital rule.

The final rule was be effective as of January 1, 2020, and a qualifying banking organization can utilize the community bank leverage ratio framework for purposes of filing its regulatory reports for the first quarter for 2020 (that is, as of March 31, 2020).

TrustCo is evaluating the new community bank leverage ratio framework and has not yet decided whether it will opt-in to the framework.

The Company’s dividend payout ratio was 45.6% of net income in 2019 and 42.0% of net income in 2018.  The per-share dividend paid was $0.2674 in 2018 and $0.2725 in 2019.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo’s consolidated Tier 1 risk-based capital was 18.99% of risk-adjusted assets at December 31, 2019, and 18.79% of risk-adjusted assets at December 31, 2018.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2019 was 10.25%, as compared to 10.13% at year-end 2018.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 11,261 participants.  During 2019, $1.8 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRP also allows for additional purchases by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2019 virtually all of the Federal Funds sold and other short term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2019 and 2018 totaled $22.4 million and $26.7 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.51% in 2019 and 0.64% in 2018.  As of December 31, 2019 and 2018, there were $6.9 million and $8.6 million, respectively, of loans in non-accruing status that were less than 90 days past due.

NONPERFORMING ASSETS

(dollars in thousands)	As of December 31,
	2019		2018	2017	2016	2015
Loans in nonaccrual status	$20,840		24,952	24,339	25,018	28,212
Loans contractually past due 3 payments or more and still accruing interest	-		-	-	-	-
Restructured retail loans	29		34	38	42	48
Total nonperforming loans	20,869		24,986	24,377	25,060	28,260
Foreclosed real estate	1,579		1,676	3,246	4,268	6,455
Total nonperforming assets	$22,448		26,662	27,623	29,328	34,715
Allowance for loan losses	$44,317		44,766	44,170	43,890	44,762
Allowance coverage of nonperforming loans	2.12	x	1.79	1.81	1.75	1.58
Nonperforming loans as a % of total loans	0.51%		0.64	0.67	0.73	0.86
Nonperforming assets as a % of total assets	0.43%		0.54	0.56	0.60	0.73

At December 31, 2019, nonperforming loans include a mix of commercial and residential loans.  Of the total nonaccrual loans of $20.9 million, $20.0 million were residential real estate loans and $816 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions improved over the last year, but remain challenging in some respects.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2019, 74.4% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 25.6% of the loan portfolio are Florida loans.  At December 31, 2019, 7.7% of nonperforming loans were in Florida and 92.3% were in the Company’s New York area markets.  At December 31, 2019 nonperforming Florida loans amounted to $1.6 million compared to $1.9 million at December 31, 2018.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $1.4 million of commercial loans classified as impaired as of December 31, 2019 and 2018.  In addition, there were $19.5 million and $20.9 million of residential TDRs classified as impaired at December 31, 2019 and 2018, respectively.  Generally, residential TDRs involve the borrower filing for bankruptcy protection.  The average balances of all impaired loans were $21.0 million during 2019, $23.1 million in 2018 and $24.8 million in 2017.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending, however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2019, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons.  These loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  These loans do not involve more than normal risk of collectability or present other unfavorable features.

At year-end 2019 and 2018 there were $1.6 million and $1.7 million of foreclosed real estate, respectively.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

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

 The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans charged off in 2019 and 2018 were $608 thousand and $804 thousand, respectively.  The decrease in net charge-offs was primarily the result of higher gross recoveries in both the New York and Florida residential and commercial segments of the portfolio.   New York commercial gross recoveries were up $36 thousand from 2019 to 2018, while residential gross recoveries were up $181 thousand in 2019 relative to 2018, and installment recoveries were down $17 thousand from 2018 to 2019.  Total gross charge-offs in 2019 and 2018 remained flat at $1.2 million.  There were no Florida commercial charge-offs in either 2019 or 2018, and New York commercial charge-offs decreased by $80 thousand form 2019 to 2018.   Residential gross charge-offs were up $128 thousand from 2018 to 2019 while total gross installment charge-offs decreased $44 thousand from 2018 to 2019.  The changes in gross and net charge-offs in these categories reflected economic and market changes.  During 2019, 72.7% of net charge-offs were on residential real estate loans, 31.6% were on installment loans, and commercial loans of (4.3%), compared to an average loan mix of 4.9% commercial, 94.8% real estate (including home equity products) and 0.3% installment.  The Company recorded a $159 thousand provision for loan losses in 2019 compared to $1.4 million in 2018.  The decrease in the provision for loan losses in 2019 was primarily related to positive asset quality trends, improving economic conditions, and the sale of the credit card portfolio.

The allowance for loan losses decreased from $44.8 million at December 31, 2018, or 1.16% of total loans at that date, to $44.3 million at December 31, 2019, or 1.09% of total loans at that date.

While conditions in most of the Bank’s market areas are stable or improving, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

As noted in Note 18, In September 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses” which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The Company has selected the Discounted Cash Flow modeling method and is running parallel processes encompassing the functionality of the models, governance activities, as well as continuing to review and refine its models and methodologies.  The Bank is currently undergoing model validation and working to finalize operating and financial control procedures and processes.  The ultimate impact upon adoption will depend on the characteristics of the Banks’s portfolios, macroeconomic conditions, and the finalized validation of models and methodologies, as well as other management judgments. We do not expect any material allowance adjustments that will impact operations or any key performance indicators of the Company.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2019	2018	2017	2016	2015

Amount of loans outstanding at end of year (less unearned income)	$4,062,196	3,874,096	3,636,407	3,430,586	3,293,304
Average loans outstanding during year (less average unearned income)	3,926,199	3,746,082	3,514,900	3,348,324	3,234,806
Balance of allowance at beginning of year	44,766	44,170	43,890	44,762	46,327
Loans charged off:
Commercial and commercial real estate	20	100	72	795	779
Real estate mortgage - 1 to 4 family	974	846	2,220	3,573	4,951
Installment	213	257	219	342	185
Total	1,207	1,203	2,511	4,710	5,915
Recoveries of loans previously charged off:
Commercial and commercial real estate	46	10	96	207	27
Real estate mortgage - 1 to 4 family	532	351	669	617	577
Installment	21	38	26	64	46
Total	599	399	791	888	650
Net loans charged off	608	804	1,720	3,822	5,265
Provision for loan losses	159	1,400	2,000	2,950	3,700
Balance of allowance at end of year	$44,317	44,766	44,170	43,890	44,762
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.02%	0.02	0.05	0.11	0.16

Allowance as a percent of loans outstanding at end of year	1.09	1.16	1.21	1.28	1.36

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of		As of
	December 31, 2019		December 31, 2018
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$3,805	4.47%	$3,903	4.74%
Real estate - construction	311	0.70%	310	0.69%
Real estate mortgage - 1 to 4 family	35,632	87.96%	34,918	86.80%
Home equity lines of credit	3,999	6.60%	4,689	7.47%
Installment Loans	570	0.27%	946	0.30%
	$44,317	100.00%	$44,766	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2019 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2019.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

Estimated Percentage of
Fair value of Capital to
As of December 31, 2019	Fair value of Assets
+400 BP	19.20%
+300 BP	19.80
+200 BP	20.40
+100 BP	20.80
Current rates	20.80
-100 BP	18.70

At December 31, 2019, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.25%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 20.80% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.25% at December 31, 2019, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2019.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is nominally liability sensitive on a cumulative basis when measured in the less than 1 year and 1-5 years buckets.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  TrustCo is nominally asset sensitive on the Over 5 years bucket.  The effect of being that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2019
	Repricing in:
	Less than 1	1-5	Over 5	Rate
	year	years	years	Insensitive	Total
Total assets	$1,342,274	1,966,276	1,760,520	152,252	5,221,322
Cumulative total assets	$1,342,274	3,308,550	5,069,070	5,221,322
Total liabilities and shareholders' equity	$2,029,472	129,176	2,439,417	623,257	5,221,322
Cumulative total liabilities and shareholders' equity	$2,029,472	2,158,648	4,598,065	5,221,322
Cumulative interest sensitivity gap	$(687,198)	1,149,902	471,005
Cumulative gap as a % of interest earning assets for the period	(51.2%)	34.8%	9.3%
Cumulative interest sensitive assets to liabilities	66.1%	153.3%	110.2%

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

The Company actively manages its liquidity position through target ratios established under its asset/liability management policies.  Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels as provided in its asset/liability management policies.  Management has also developed various liquidity alternatives, such as borrowings from the FHLBNY and the FRBNY, and through the utilization of brokered CDs, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.18 billion in 2019 and $4.02 billion in 2018.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2019, the average balance of purchased liabilities was $386.8 million, compared with $377.0 million in 2018.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2019 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2019, TrustCo’s loan to deposit ratio was 91.28% compared to 90.64% at December 31, 2018, while the median peer group of all publically traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 93.21% and 94.8%, respectively.  In addition, at December 31, 2019 and 2018, the Company had cash and cash equivalents totaling $456.8 million and $503.7 million, respectively, as well as unpledged securities available for sale with a fair value of $327.9 million and $298.4 million, respectively.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2019 and 2018, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $424.0 million and $432.6 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $9.6 million and $6.6 million at December 31, 2019 and 2018, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2019 and 2018 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $18.6 million in 2019, $18.1 million in 2018 and $18.4 million in 2017.  There were no net securities gains recorded in 2019, 2018 or 2017.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $6.4 million in 2019, $6.3 million in 2018 and $6.6 million in 2017.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity.  At December 31, 2019, 2018 and 2017, fair value of assets under management by the Trustco Financial Services were approximately $927.5 million, $802.6 million and $890.2 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

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

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2019 vs. 2018
	2019	2018	2017	Amount	Percent

Trustco Financial Services income	$6,387	6,283	6,584	$104	1.7%
Fees for services to customers	10,110	10,912	10,798	(802)	(7.3)
Other	2,094	886	991	1,208	136.3
Total noninterest income	$18,591	18,081	18,373	$510	2.8%

Noninterest expense: Noninterest expense was $97.7 million in 2019 and 2018, and $94.0 million in 2017.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 57.8% for 2019.  TrustCo’s efficiency ratio was 56.1% in 2019, 54.0% in 2018 and 53.8% in 2017.    In 2017 the ratio excludes the gain on the sale of NPL’s previously mentioned.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2019 vs. 2018
	2019	2018	2017	Amount	Percent

Salaries and employee benefits	$46,630	42,107	40,665	$4,523	10.7%
Net occupancy expense	16,666	17,213	16,543	(547)	(3.2)
Equipment expense	7,068	7,068	6,118	-	0.0
Professional services	6,174	6,555	6,895	(381)	(5.8)
Outsourced services	7,600	7,500	6,410	100	1.3
Advertising expense	2,521	3,020	2,578	(499)	(16.5)
FDIC and other insurance	1,787	2,741	4,179	(954)	(34.8)
Other real estate expense, net	(166)	1,231	1,171	(1,397)	(113.5)
Other	9,450	10,278	9,435	(828)	(8.1)
Total noninterest expense	$97,730	97,713	93,994	$17	0.0%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2019, these expenses amounted to $46.6 million, compared with $42.1 million in 2018 and $40.7 million in 2017.  The increase in salaries and benefits in 2019 was primarily due to attracting and retaining key employees, partially offset by headcount reduction which occurred during the last half of 2019.  Full time equivalent headcount decreased from 854 as of December 31, 2018 to 814 as of December 31, 2019.

Professional services expense was $6.2 million in 2019, compared to $6.6 million in 2018 and $6.9 million in 2017.  The decrease in these costs in 2019 compared to 2018 was driven by the reduced use of various consultants and experts.

FDIC and other insurance expense was $1.8 million in 2019, $2.7 million in 2018 and $4.2 million in 2017.  The decline in 2019 is due to credits received as a result of the FDIC reaching the Deposit Reserve Fund reserve ratio.

Other real estate income was $166 thousand in 2019, as compared to other real estate expense of $1.2 million in 2018 and 2017. Included in ORE (income) expense during 2019, 2018 and 2017 were write downs of properties included in ORE totaling $366 thousand, $769 thousand, and $1.1 million, respectively. Additionally, included in ORE (income) expense during 2019, 2018, and 2017 were gains of $1.3 million, $614 thousand, and $925 thousand, respectively.

Changes in other noninterest expense are the results of normal banking activities. The decrease in 2019 versus 2018 is primarily due to a litigation settlement that occurred in 2019.

Income Tax

TrustCo recognized income tax expense of $18.7 million, $18.2 million and $33.6 million in 2019, 2018 and 2017, respectively.  The effective tax rates were 24.4% in 2019, 22.9% in 2018, and 43.8% in 2017.  The lower effective tax rate starting in 2018 is due to the federal tax reform as previously mentioned.

Contractual Obligations

The Company is contractually obligated to make the following payments on leases as of December 31, 2019:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$8,039	15,566	14,327	28,361	66,293

In addition, the Company is contractually obligated to pay data processing vendors approximately $7 million to $8 million per year through 2021.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 million per year through 2029.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $6.1 million and $5.4 million, respectively, as of December 31, 2019 and 2018. Actual payments under the plan are made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2019, 2018 and 2017 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increasing cost of operations.

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

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2019 Annual Report on Form 10-K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

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

●
TrustCo’s ability to continue to originate a significant volume of one- to- four family mortgage loans in its market areas and to otherwise maintain or increase its market share in the areas in which it operates;

●	TrustCo’s ability to continue to maintain noninterest expense and other overhead costs at reasonable levels relative to income;

●
TrustCo’s ability to make accurate assumptions and judgments regarding the credit risks associated with its lending and investing activities, including changes in the level and direction of loan delinquencies and charge-offs, changes in property values, and changes in estimates of the adequacy of the allowance for loan and lease losses;

●
the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations;

●	Restrictions or conditions imposed by TrustCo’s and Trustco Bank’s regulators on their operations that may make it more difficult to achieve TrustCo’s and Trustco Bank’s goals;

●
the future earnings and capital levels of TrustCo and Trustco Bank and the ability of TrustCo and Trustco Bank to distribute capital from Trustco Bank to TrustCo under regulatory capital rules, which could affect the ability of TrustCo to pay dividends;

●
the results of supervisory monitoring or examinations of TrustCo and Trustco Bank by their respective primary federal banking regulators, including the possibility that the regulators may, among other things, require us to increase our loss allowances or to take other actions that reduce capital or income;

●	adverse conditions in the securities markets that lead to impairment in the value of securities in TrustCo’s investment portfolio;

●
Unanticipated effects from the Tax Act that may limit its benefits or adversely impact our business, which could include decreased demand for borrowing by our customers or increased price competition that offsets the benefits of decreased federal income tax expense;

●
the perceived overall value of TrustCo’s products and services by users, including the features, pricing and quality, compared to competitors’ products and services and the willingness of current and prospective customers to substitute competitors’ products and services for TrustCo’s products and services;

●	changes in consumer spending, borrowing and savings habits;

●
the effect of changes in financial services laws and regulations (including laws concerning taxation, banking and securities) and the impact of other governmental initiatives affecting the financial services industry, including regulatory capital requirements;

●	changes in management personnel;

●	real estate and collateral values;

●	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board or the Public Company Accounting Oversight Board;

●	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

●	technological changes and electronic, cyber and physical security breaches;

●	changes in local market areas and general business and economic trends, as well as changes in consumer spending and saving habits;

●	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

●	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2019.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2019					2018
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$47,413	48,664	48,528	47,523	192,128	$43,497	44,815	45,738	46,864	180,914
Interest expense	7,681	9,473	9,885	9,282	36,321	4,182	4,706	5,215	6,125	20,228
Net interest income	39,732	39,191	38,643	38,241	155,807	39,315	40,109	40,523	40,739	160,686
Provision for loan losses	300	(341)	-	200	159	300	300	300	500	1,400
Net interest income after provison for loan losses	39,432	39,532	38,643	38,041	155,648	39,015	39,809	40,223	40,239	159,286
Noninterest income	4,637	4,914	4,925	4,115	18,591	4,679	4,495	4,455	4,452	18,081
Noninterest expense	24,867	24,902	24,070	23,891	97,730	24,155	24,095	24,544	24,919	97,713
Income before income taxes	19,202	19,544	19,498	18,265	76,509	19,539	20,209	20,134	19,772	79,654
Income tax expense	4,644	4,877	4,790	4,358	18,669	4,731	4,804	4,935	3,739	18,209
Net income	$14,558	14,667	14,708	13,907	57,840	$14,808	15,405	15,199	16,033	61,445
Per share data:
Basic earnings	$0.150	0.152	0.152	0.143	0.597	$0.154	0.160	0.157	0.166	0.637
Diluted earnings	0.150	0.151	0.152	0.143	0.597	0.153	0.160	0.157	0.166	0.636
Cash dividends declared	0.0681	0.0681	0.0681	0.0681	0.2725	0.0656	0.0656	0.0681	0.0681	0.2674

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years ended December 31,
	2019	2018	2017	2016	2015
Statement of income data:
Interest and dividend income	$192,128	180,914	168,960	161,359	159,345
Interest expense	36,321	20,228	14,592	15,304	16,197
Net interest income	155,807	160,686	154,368	146,055	143,148
Provision for loan losses	159	1,400	2,000	2,950	3,700
Net interest income after provision for loan losses	155,648	159,286	152,368	143,105	139,448
Noninterest income	18,591	18,081	18,373	18,344	17,621
Net gain on securities transactions	-	-	-	668	251
Noninterest expense	97,730	97,713	93,994	93,827	90,560
Income before income taxes	76,509	79,654	76,747	68,290	66,760
Income taxes	18,669	18,209	33,602	25,689	24,522
Net income	$57,840	61,445	43,145	42,601	42,238
Share data:
Average equivalent diluted shares (in thousands)	96,927	96,646	96,222	95,648	95,213
Book value	$5.55	5.07	4.75	4.52	4.34
Cash dividends	0.273	0.267	0.263	0.263	0.263
Basic earnings	0.597	0.637	0.449	0.446	0.444
Diluted earnings	0.597	0.636	0.448	0.445	0.444
Financial:
Return on average assets	1.12%	1.25	0.88	0.89	0.89
Return on average shareholders' equity	11.26	13.05	9.64	9.94	10.41
Cash dividend payout ratio	45.60	42.02	58.44	58.88	59.13
Tier 1 capital to assets (leverage ratio)	10.25	10.13	9.45	9.11	8.85
Tier 1 capital as a % of total risk adjusted assets	18.99	18.79	18.02	17.78	17.71
Common equity tier 1 capital ratio	18.99	18.79	18.02	17.78	17.71
Total capital as a % of total risk adjusted assets	20.24	20.05	19.28	19.04	18.97
Efficiency ratio*	56.13	53.97	53.75	55.67	55.08
Net interest margin	3.10	3.33	3.22	3.11	3.09
Average balances:
Total assets	$5,161,820	4,900,450	4,875,668	4,790,701	4,721,146
Earning assets	5,023,914	4,822,577	4,790,890	4,698,630	4,630,417
Loans, net	3,926,199	3,746,082	3,514,900	3,348,324	3,234,806
Allowance for loan losses	(44,639)	(44,651)	(44,319)	(44,718)	(46,023)
Securities available for sale	590,768	547,721	617,180	627,341	657,951
Held to maturity securities	20,643	24,801	37,929	50,975	63,730
Federal Reserve Bank and Federal Home
Loan Bank stock	9,123	8,907	9,295	9,554	9,414
Deposits	4,409,060	4,206,577	4,171,396	4,149,201	4,103,505
Short-term borrowings	159,220	194,810	228,086	185,672	184,725
Shareholders' equity	513,489	470,814	447,680	428,389	405,761

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

Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts)

(Unaudited)

	Years ended
	12/31/19	12/31/18	12/31/17	12/31/16	12/31/15
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$155,807	160,686	154,368	146,055	143,148
Taxable Equivalent Adjustment	5	12	45	54	74
Net interest income (Taxable Equivalent) (Non-GAAP)	155,812	160,698	154,413	146,109	143,222

Total Interest Earning Assets	5,023,914	4,822,577	4,790,890	4,698,630	4,630,417

Net Interest Margin (GAAP)	3.10%	3.33%	3.22%	3.11%	3.09%
Taxable Equivalent Net Interest Margin (Non-GAAP)	3.10%	3.33%	3.22%	3.11%	3.09%

	Years ended
	12/31/19	12/31/18	12/31/17	12/31/16	12/31/15
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	$155,812	160,698	154,413	146,109	143,222
Non-interest income (GAAP)	18,591	18,081	18,373	19,012	17,872
Less: Net gain on securities	-	-	-	668	251
Less: Net gain on sale of building and net gain on sale of nonperforming loans	-	-	84	493	60
Revenue used for efficiency ratio (Non-GAAP)	174,403	178,779	172,702	163,960	160,783

Total Noninterest expense (GAAP)	97,730	97,713	93,994	93,827	90,560
Less: Other real estate (income) expense, net	(166)	1,231	1,171	2,558	2,001
Expenses used for efficiency ratio (Non-GAAP)	97,896	96,482	92,823	91,269	88,559

Efficiency Ratio	56.13%	53.97%	53.75%	55.67%	55.08%

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

Glossary of Terms (continued)

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

Glossary of Terms (continued)

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2019.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2019, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

February 28, 2020

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2019, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Qualitative Factors

The allowance for loan losses is a significant estimate that is a subjective determination of probable incurred credit losses in relation to the Company’s loan portfolio. Refer to Note 1 – Basis of Presentation for the Company’s accounting policy related to the allowance for loan losses and Note 4 – Loans and Allowance for Loan Losses for the Company’s disclosures related to loans and the associated allowance for loan losses. The Company has identified the allowance for loan losses to be a critical accounting estimate.

The Company’s allowance for loan losses consists of allowance for loan losses for loans collectively evaluated for impairment (“general component”) and loans individually classified as impaired (“specific component”). The general component of the allowance for loan loss begins with a calculation of historical loss experience based on actual historical losses experienced by the Company. The historical loss experience is then supplemented for qualitative factors to arrive at the Company’s estimate of probable incurred losses on loans collectively evaluated for impairment.

The determination of qualitative factors related to the general component of the allowance for loan losses involves significant professional judgement and the use of subjective measurement by management. Evaluating management’s judgments in their determination of these qualitative factors required a high degree of auditor effort and judgment. Therefore, we considered the collective nature of the qualitative factors (assumptions) to be a critical audit matter due to: the subjective nature of the qualitative factors (assumptions), the resulting measurement uncertainty, and because significant portion of the allowance for loan losses is determined through qualitative factors.

The primary procedures we performed to address this critical audit matter included:

•
Testing of design and operating effectiveness pertaining to (i) management’s internal controls over the reasonableness of assumptions used in the development of the qualitative factors; and (ii) management’s internal controls over the completeness and accuracy of the data used in the determination of the qualitative factors, including mathematical accuracy.

•
Testing management’s process related to the qualitative factors within the general component of the allowance for loan losses. Procedures included (i) testing the completeness and accuracy of significant data, (ii) evaluating the reasonableness of significant assumption including the directional consistency and the magnitude of the changes in the qualitative factors (assumptions) compared to changes in the trends in the internal and external data; and (iii) evaluating the overall reasonableness of the allowance for loan losses.

/s/Crowe LLP

We have served as the Company's auditor since 2009.

New York, New York
February 28, 2020

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2019	2018	2017

Interest and dividend income:
Interest and fees on loans	$166,610	158,304	148,133
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	3,209	3,112	2,281
State and political subdivisions	8	22	39
Mortgage-backed securities and collateralized mortgage obligations-residential	8,219	6,593	7,447
Corporate bonds	1,096	687	606
Small Business Administration-guaranteed participation securities	1,121	1,339	1,547
Mortgage-backed securities and collateralized mortgage obligations-commercial	-	37	109
Other	22	18	16
Total interest and dividends on securities available for sale	13,675	11,808	12,045

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	797	962	1,149
Corporate bonds	-	-	410
Total interest on held to maturity securities	797	962	1,559

Federal Reserve Bank and Federal Home Loan Bank stock	568	564	544
Interest on federal funds sold and other short-term investments	10,478	9,276	6,679
Total interest and dividend income	192,128	180,914	168,960

Interest expense:
Interest on deposits	34,853	18,958	13,190
Interest on short-term borrowings	1,468	1,270	1,402
Total interest expense	36,321	20,228	14,592

Net interest income	155,807	160,686	154,368
Provision for loan losses	159	1,400	2,000
Net interest income after provision for loan losses	155,648	159,286	152,368

Noninterest income:
Trustco Financial Services income	6,387	6,283	6,584
Fees for services to customers	10,110	10,912	10,798
Other	2,094	886	991
Total noninterest income	18,591	18,081	18,373

Noninterest expense:
Salaries and employee benefits	46,630	42,107	40,665
Net occupancy expense	16,666	17,213	16,543
Equipment expense	7,068	7,068	6,118
Professional services	6,174	6,555	6,895
Outsourced services	7,600	7,500	6,410
Advertising expense	2,521	3,020	2,578
FDIC and other insurance expense	1,787	2,741	4,179
Other real estate (income) expense, net	(166)	1,231	1,171
Other	9,450	10,278	9,435
Total noninterest expense	97,730	97,713	93,994

Income before income taxes	76,509	79,654	76,747
Income taxes	18,669	18,209	33,602
Net income	$57,840	61,445	43,145

Earnings per share:
Basic	$0.597	0.637	0.449
Diluted	0.597	0.636	0.448

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2019	2018	2017

Net income	$57,840	61,445	43,145

Net unrealized holding gain (loss) on securities available for sale	14,459	(5,328)	2,524
Tax effect	(3,757)	1,384	(792)
Net unrealized gain (loss) on securities available for sale, net of tax	10,702	(3,944)	1,732

Change in overfunded position in pension and postretirement plans arising during the year	5,967	(3,684)	3,824
Tax effect	(1,550)	957	(812)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	4,417	(2,727)	3,012

Amortization of net actuarial gain	(274)	(556)	(289)
Amortization of prior service (benefit) cost	(197)	(100)	90
Tax effect	122	170	(100)
Amortization of net actuarial gain and prior service credit on pension and postretirement plans, net of tax	(349)	(486)	(299)

Other comprehensive income (loss), net of tax	14,770	(7,157)	4,445
Comprehensive income	$72,610	54,288	47,590

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2019	2018
ASSETS

Cash and due from banks	$48,198	49,260
Federal funds sold and other short term investments	408,648	454,449
Total cash and cash equivalents	456,846	503,709
Securities available for sale	573,823	501,463
Held to maturity securities ($19,680 and $22,924 fair value at December 31, 2019 and 2018, respectively)	18,618	22,501
Federal Reserve Bank and Federal Home Loan Bank stock	9,183	8,953
Loans, net of deferred net costs	4,062,196	3,874,096
Less: Allowance for loan losses	44,317	44,766
Net loans	4,017,879	3,829,330
Bank premises and equipment, net	34,622	34,694
Operating lease right-of-use assets	51,475	-
Other assets	58,876	58,263

Total assets	$5,221,322	4,958,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$463,858	405,069
Savings accounts	1,113,146	1,182,683
Interest-bearing checking	875,672	904,678
Money market deposit accounts	599,163	507,311
Time accounts	1,398,177	1,274,506
Total deposits	4,450,016	4,274,247
Short-term borrowings	148,666	161,893
Operating lease liabilities	56,553	-
Accrued expenses and other liabilities	27,830	32,902

Total liabilities	4,683,065	4,469,042

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 100,204,832 and 100,175,032 shares issued at December 31, 2019 and 2018, respectively	100,205	100,175
Surplus	176,427	176,710
Undivided profits	288,067	256,397
Accumulated other comprehensive income (loss), net of tax	4,461	(10,309)
Treasury stock: 3,283,175 and 3,516,440 shares, at cost, at December 31, 2019 and 2018, respectively	(30,903)	(33,102)

Total shareholders' equity	538,257	489,871

Total liabilities and shareholders' equity	$5,221,322	4,958,913

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2017	$99,214	171,425	201,517	(6,251)	(33,219)	432,686
Net Income	-	-	43,145	-	-	43,145
Change in other comprehensive income (loss), net of tax	-	-	-	4,445	-	4,445
Stock option exercises	784	4,452	-	-	-	5,236
Cash dividend declared, $0.2625 per share	-	-	(25,226)	-	-	(25,226)
Purchase of treasury stock (574,256 shares)	-	-	-	-	(4,608)	(4,608)
Sale of treasury stock (299,290 shares)	-	(376)	-	-	2,856	2,480
Stock based compensation expense	-	150	-	-	-	150
Ending balance, December 31, 2017	$99,998	175,651	219,436	(1,806)	(34,971)	458,308

Net Income	-	-	61,445	-	-	61,445
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained Earnings, Tax Effect	-	-	1,346	(1,346)	-	-
Change in other comprehensive income (loss), net of tax	-	-	-	(7,157)	-	(7,157)
Stock option exercises	177	1,082	-	-	-	1,259
Cash dividend declared, $0.2675 per share	-	-	(25,830)	-	-	(25,830)
Purchase of treasury stock (81,940 shares)	-	-	-	-	(718)	(718)
Sale of treasury stock (274,671 shares)	-	(196)	-	-	2,587	2,391
Stock based compensation expense	-	173	-	-	-	173
Ending balance, December 31, 2018	$100,175	176,710	256,397	(10,309)	(33,102)	489,871

Net income	-	-	57,840	-	-	57,840
Change in other comprehensive income (loss), net of tax	-	-	-	14,770	-	14,770
Stock options exercises	30	155	-	-	-	185
Cash dividend declared, $0.2725 per share	-	-	(26,170)	-	-	(26,170)
Purchase of treasury stock (4,131 shares)	-	-	-	-	(35)	(35)
Sale of treasury stock (237,396 shares)	-	(443)	-	-	2,234	1,791
Stock based compensation expense	-	5	-	-	-	5
Ending balance, December 31, 2019	$100,205	176,427	288,067	4,461	(30,903)	538,257

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$57,840	61,445	43,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,954	4,109	3,816
Amortization of right-of-use asset	5,989	-	-
Net gain on sale of other real estate owned	(1,316)	(613)	(924)
Writedown of other real estate owned	366	769	1,071
Provision for loan losses	159	1,400	2,000
Deferred tax expense (benefit)	1,139	2,556	(183)
Net amortization of securities	2,971	3,147	4,326
Stock based compensation expense	5	173	150
Net (gain) loss on sale of bank premises and equipment	(3)	(1)	43
Decrease in taxes receivable	2,049	1,683	6,124
Decrease (increase) in interest receivable	426	100	(371)
Increase in interest payable	435	487	11
Increase in other assets	(4,013)	(6,386)	(310)
Decrease in operating lease liabilities	(6,093)	-	-
(Increase) decrease in accrued expenses and other liabilities	(110)	(1,229)	2,792
Total adjustments	5,958	6,195	18,545
Net cash provided by operating activities	63,798	67,640	61,690
Cash flows from investing activities:
Proceeds from sales, paydowns and calls of securities available for sale	192,003	78,230	124,624
Purchases of securities available for sale	(262,754)	(61,807)	(83,031)
Proceeds from maturities of securities available for sale	10,052	45,604	5,000
Proceeds from calls and maturities of held to maturity securities	3,710	5,050	17,939
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(230)	(174)	(143)
Proceeds from redemptions of Federal Reserve Bank and Federal Home Loan Bank stock	-	-	943
Net increase in loans	(193,283)	(241,149)	(212,028)
Proceeds from dispositions of other real estate owned	5,622	4,071	5,362
Proceeds from dispositions of bank premises and equipment	15	1	63
Purchases of bank premises and equipment	(3,894)	(3,646)	(3,613)
Net cash used in investing activities	(248,759)	(173,820)	(144,884)
Cash flows from financing activities:
Net increase (decrease) in deposits	175,769	100,921	(22,837)
Net change in short-term borrowings	(13,227)	(81,098)	33,585
Proceeds from exercise of stock options and related tax benefits	185	1,259	5,237
Stock based award tax withholding payments	-	(37)	-
Proceeds from sales of treasury stock	1,791	2,391	2,480
Purchases of treasury stock	(35)	(718)	(4,608)
Dividends paid	(26,385)	(25,569)	(25,197)
Net cash provided by (used in) financing activities	138,098	(2,851)	(11,340)
Net decrease in cash and cash equivalents	(46,863)	(109,031)	(94,534)
Cash and cash equivalents at beginning of period	503,709	612,740	707,274
Cash and cash equivalents at end of period	$456,846	503,709	612,740

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$35,886	19,741	14,581
Income taxes paid	16,806	16,359	26,127
Non cash investing and financing activites:
Transfer of loans to real estate owned	4,575	2,656	4,487
(Decrease) increase in dividends payable	(215)	261	29
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	14,459	(5,328)	2,524
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	(3,757)	1,384	(792)
Amortization of net actuarial loss and prior service credit on pension and post retirement plans, gross of deferred taxes	(471)	(656)	(199)
Change in deferred tax effect of amortization of net actuarial loss and prior service credit on pension and post retirement plans	122	170	(100)
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	5,967	(3,684)	3,824
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(1,550)	957	(812)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

Securities Available for Sale and Held to Maturity (Debt Securities)

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

Other-Than-Temporary-Impairment (“OTTI”)

A decline in the fair value of any available for sale or held to maturity debt security below cost that is deemed to be other than temporary is charged to earnings and/or accumulated other comprehensive income (loss), resulting in the establishment of a new cost basis of the security.  Management evaluates these types of securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

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

Installment:  The Company’s installment loans are primarily made up of installment loans, personal lines of credit, as well as secured and unsecured credit cards.  The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured as are most credit card loans. In 2019, the company sold its credit card portfolio.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2019 and 2018, there were $1.6 million and $1.7 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2020, the Bank could declare dividends of approximately $96.7 million plus any 2020 net profits retained to the date of the dividend declaration.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2019, 2018, and 2017, the Company did not have any unvested awards that would be considered participating securities.

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

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short‑term investments, was approximately $41.5 million and $35.8 million at December 31, 2019 and 2018, respectively.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$104,895	36	419	104,512
State and political subdivisions	160	2	-	162
Mortgage backed securities and collateralized mortgage obligations - residential	388,537	2,406	1,426	389,517
Corporate bonds	30,164	367	95	30,436
Small Business Administration - guaranteed participation securities	48,991	-	480	48,511
Other	685	-	-	685
Total securities available for sale	$573,432	2,811	2,420	573,823

(dollars in thousands)	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$154,868	-	2,708	152,160
State and political subdivisions	168	5	-	173
Mortgage backed securities and collateralized mortgage obligations - residential	271,386	53	9,407	262,032
Corporate bonds	30,048	-	110	29,938
Small Business Administration - guaranteed participation securities	58,376	-	1,901	56,475
Other	685	-	-	685
Total securities available for sale	$515,531	58	14,126	501,463

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2019, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$10,032	10,081
Due in one year through five years	105,854	105,837
Due after five years through ten years	20,018	19,877
Mortgage backed securities and collateralized mortgage obligations - residential	388,537	389,517
Small Business Administration - guaranteed participation securities	48,991	48,511
	$573,432	573,823

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2019
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$19,820	180	74,656	239	94,476	419
Mortgage backed securities and collateralized mortgage obligations - residential	67,322	446	169,169	980	236,491	1,426
Corporate bonds	4,905	95	-	-	4,905	95
Small Business Administration - guaranteed participation securities	48,510	480	-	-	48,510	480
Total	$140,557	1,201	243,825	1,219	384,382	2,420

(dollars in thousands)	December 31, 2018
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$29,870	106	112,291	2,602	142,161	2,708
Mortgage backed securities and collateralized mortgage obligations - residential	1,102	11	259,729	9,396	260,831	9,407
Corporate bonds	14,943	98	9,995	12	24,938	110
Small Business Administration - guaranteed participation securities	-	-	56,475	1,901	56,475	1,901
Total	$45,915	215	438,490	13,911	484,405	14,126

The proceeds from calls/paydowns of securities available for sale during 2019, 2018 and 2017 are as follows:

(dollars in thousands)	Years ended December 31,
	2019	2018	2017
Proceeds from calls/paydowns	192,003	78,230	124,624

There were no sales or realized gains or losses of available for sale securities in 2019, 2018 and 2017.

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $207.5 million and $205.5 million at December 31, 2019 and 2018, respectively.

(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2019
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$18,618	1,062	-	19,680
Total held to maturity	$18,618	1,062	-	19,680

	December 31, 2018
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$22,501	577	154	22,924
Total held to maturity	$22,501	577	154	22,924

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2019, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$18,618	19,680
	$18,618	19,680

There were no held to maturity securities in an unrecognized loss position as of December 31, 2019. There were held to maturity securities with a fair value of $11.0 million and a loss of $154 thousand, all of which were in a loss position under 12 months as of December 31, 2018. There were no sales or transfers of held to maturity securities during 2019 and 2018.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2019 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$240,324	239,846
Federal Home Loan Mortgage Corporation	96,989	97,177
Government National Mortgage Association	99,742	101,927
Federal Farm Credit Bureau	54,995	54,757

(d)	Other-Than-Temporary-Impairment

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

As of December 31, 2019, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2019.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2019, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other‑than‑temporarily impaired at December 31, 2019.

Corporate Bonds

At December 31, 2019, corporate bonds held by the Company are investment grade quality.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2019.

Small Business Administration (SBA) - guaranteed participation securities

At December 31, 2019, all of the SBA securities held by the Company were issued and guaranteed by U.S. Small Business Administration.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2019.

As a result of the above analysis, for the year ended December 31, 2019, the Company did not recognize any other‑than‑temporary impairment losses for credit or any other reason.

(4)	Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2019
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$162,186	17,752	179,938
Other	19,326	235	19,561
Real estate mortgage - 1 to 4 family:
First mortgages	2,541,440	953,995	3,495,435
Home equity loans	69,791	18,548	88,339
Home equity lines of credit	221,487	46,435	267,922
Installment	8,706	2,295	11,001
Total loans, net	$3,022,936	1,039,260	4,062,196
Less: Allowance for loan losses			44,317
Net loans			$4,017,879

	December 31, 2018
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$156,278	15,275	171,553
Other	24,330	263	24,593
Real estate mortgage - 1 to 4 family:
First mortgages	2,442,711	845,166	3,287,877
Home equity loans	71,523	17,308	88,831
Home equity lines of credit	243,765	45,775	289,540
Installment	9,462	2,240	11,702
Total loans, net	$2,948,069	926,027	3,874,096
Less: Allowance for loan losses			44,766
Net loans			$3,829,330

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2019 and 2018, the Company had approximately $28.5 million and $26.7 million of real estate construction loans, respectively.  Of the $28.5 million in real estate construction loans at December 31, 2019, approximately $10.7 million were secured by first mortgages to residential borrowers with the remaining $17.8 million were to commercial borrowers for residential construction projects.  Of the $26.7 million in real estate construction loans at December 31, 2018, approximately $14.2 million were secured by first mortgages to residential borrowers with the remaining $12.5 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2019 and 2018, loans to executive officers, directors, and to associates of such persons aggregated $4.4 million and $5.5 million, respectively.  During 2019, approximately $1.0 million of new loans were made and repayments of loans totaled approximately $2.1 million.  The composition of related parties did not change at December 31, 2019.  All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2019
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$733	-	733
Other	83	-	83
Real estate mortgage - 1 to 4 family:
First mortgages	15,385	1,468	16,853
Home equity loans	218	48	266
Home equity lines of credit	2,804	98	2,902
Installment	3	-	3
Total non-accrual loans	19,226	1,614	20,840
Restructured real estate mortgages - 1 to 4 family	29	-	29
Total nonperforming loans	$19,255	1,614	20,869

	December 31, 2018
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$639	-	639
Other	6	-	6
Real estate mortgage - 1 to 4 family:
First mortgages	18,202	1,812	20,014
Home equity loans	247	-	247
Home equity lines of credit	3,924	103	4,027
Installment	4	15	19
Total non-accrual loans	23,022	1,930	24,952
Restructured real estate mortgages - 1 to 4 family	34	-	34
Total nonperforming loans	$23,056	1,930	24,986

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2019 and 2018, other real estate owned included $1.2 million and $1.1 million, respectively, of residential foreclosed properties.  In addition, non‑accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $8.7 million and $12.4 million as of December 31, 2019 and 2018, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2019 and 2018:

The following table presents the aging of the recorded investment in past due loans by loan class and by region:

	December 31, 2019

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$141	-	617	758	161,428	162,186
Other	80	-	33	113	19,213	19,326
Real estate mortgage - 1 to 4 family:
First mortgages	3,444	292	11,328	15,064	2,526,376	2,541,440
Home equity loans	183	7	133	323	69,468	69,791
Home equity lines of credit	232	149	1,141	1,522	219,965	221,487
Installment	37	8	3	48	8,658	8,706

Total	$4,117	456	13,255	17,828	3,005,108	3,022,936

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	17,752	17,752
Other	-	-	-	-	235	235
Real estate mortgage - 1 to 4 family:
First mortgages	542	-	617	1,159	952,836	953,995
Home equity loans	63	-	-	63	18,485	18,548
Home equity lines of credit	80	-	50	130	46,305	46,435
Installment	-	-	-	-	2,295	2,295

Total	$685	-	667	1,352	1,037,908	1,039,260

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$141	-	617	758	179,180	179,938
Other	80	-	33	113	19,448	19,561
Real estate mortgage - 1 to 4 family:
First mortgages	3,986	292	11,945	16,223	3,479,212	3,495,435
Home equity loans	246	7	133	386	87,953	88,339
Home equity lines of credit	312	149	1,191	1,652	266,270	267,922
Installment	37	8	3	48	10,953	11,001

Total	$4,802	456	13,922	19,180	4,043,016	4,062,196

* Includes New York, New Jersey, Vermont and Massachusetts.

	December 31, 2018

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$198	-	370	568	155,710	156,278
Other	-	-	-	-	24,330	24,330
Real estate mortgage - 1 to 4 family:
First mortgages	3,276	898	13,267	17,441	2,425,270	2,442,711
Home equity loans	158	94	212	464	71,059	71,523
Home equity lines of credit	963	348	1,691	3,002	240,763	243,765
Installment	44	29	2	75	9,387	9,462

Total	$4,639	1,369	15,542	21,550	2,926,519	2,948,069

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	15,275	15,275
Other	-	-	-	-	263	263
Real estate mortgage - 1 to 4 family:
First mortgages	417	407	721	1,545	843,621	845,166
Home equity loans	50	-	-	50	17,258	17,308
Home equity lines of credit	40	-	50	90	45,685	45,775
Installment	12	7	15	34	2,206	2,240

Total	$519	414	786	1,719	924,308	926,027

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$198	-	370	568	170,985	171,553
Other	-	-	-	-	24,593	24,593
Real estate mortgage - 1 to 4 family:
First mortgages	3,693	1,305	13,988	18,986	3,268,891	3,287,877
Home equity loans	208	94	212	514	88,317	88,831
Home equity lines of credit	1,003	348	1,741	3,092	286,448	289,540
Installment	56	36	17	109	11,593	11,702

Total	$5,158	1,783	16,328	23,269	3,850,827	3,874,096

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2019 and 2018, there were no loans that are 90 days past due and still accruing interest.  As a result, non‑accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non‑accruing status for reasons other than delinquent status.  There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

	For the year ended December 31, 2019
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,048	39,772	946	44,766
Loans charged off:
New York and other states*	20	945	165	1,130
Florida	-	29	48	77
Total loan chargeoffs	20	974	213	1,207

Recoveries of loans previously charged off:
New York and other states*	46	496	21	563
Florida	-	36	-	36
Total recoveries	46	532	21	599
Net loans charged off (recoveries)	(26)	442	192	608
Provision (recoveries) for loan losses	(75)	418	(184)	159
Balance at end of period	$3,999	39,748	570	44,317

	For the year ended December 31, 2018
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,324	39,077	769	44,170
Loans charged off:
New York and other states*	100	846	224	1,170
Florida	-	-	33	33
Total loan chargeoffs	100	846	257	1,203

Recoveries of loans previously charged off:
New York and other states*	10	348	32	390
Florida	-	3	6	9
Total recoveries	10	351	38	399
Net loans charged off (recoveries)	90	495	219	804
Provision (recoveries) for loan losses	(186)	1,190	396	1,400
Balance at end of period	$4,048	39,772	946	44,766

	For the year ended December 31, 2017
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,929	38,231	730	43,890
Loans charged off:
New York and other states*	72	2,053	200	2,325
Florida	-	167	19	186
Total loan chargeoffs	72	2,220	219	2,511

Recoveries of loans previously charged off:
New York and other states*	96	596	26	718
Florida	-	73	-	73
Total recoveries	96	669	26	791
Net loans charged off (recoveries)	(24)	1,551	193	1,720
Provision (recoveries) for loan losses	(629)	2,397	232	2,000
Balance at end of period	$4,324	39,077	769	44,170

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2019 and 2018:

	December 31, 2019
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,999	39,748	570	44,317

Total ending allowance balance	$3,999	39,748	570	44,317

Loans:
Individually evaluated for impairment	$1,437	19,539	-	20,976
Collectively evaluated for impairment	198,062	3,832,157	11,001	4,041,220

Total ending loans balance	$199,499	3,851,696	11,001	4,062,196

	December 31, 2018
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,048	39,772	946	44,766

Total ending allowance balance	$4,048	39,772	946	44,766

Loans:
Individually evaluated for impairment	$1,424	20,864	-	22,288
Collectively evaluated for impairment	194,722	3,645,384	11,702	3,851,808

Total ending loans balance	$196,146	3,666,248	11,702	3,874,096

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a troubled debt restructuring (TDR), as impaired loans.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired.  TDR’s at December 31, 2019 and 2018 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2019 and 2018:

	December 31, 2019
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,217	1,359	-	1,385
Other	115	115	-	38
Real estate mortgage - 1 to 4 family:
First mortgages	14,414	14,714	-	14,358
Home equity loans	235	255	-	241
Home equity lines of credit	2,160	2,300	-	2,274

Total	$18,141	18,743	-	18,296

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$105	105	-	82
Other	-	-	-	26
Real estate mortgage - 1 to 4 family:
First mortgages	2,486	2,486	-	2,259
Home equity loans	-	-	-	51
Home equity lines of credit	244	244	-	249

Total	$2,835	2,835	-	2,667

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,322	1,464	-	1,467
Other	115	115	-	64
Real estate mortgage - 1 to 4 family:
First mortgages	16,900	17,200	-	16,617
Home equity loans	235	255	-	292
Home equity lines of credit	2,404	2,544	-	2,523

Total	$20,976	21,578	-	20,963

* Includes New York, New Jersey, Vermont and Massachusetts.

	December 31, 2018
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,274	1,444	-	1,503
Other	38	88	-	123
Real estate mortgage - 1 to 4 family:
First mortgages	15,210	15,661	-	15,577
Home equity loans	252	272	-	262
Home equity lines of credit	2,772	2,996	-	2,772

Total	$19,546	20,461	-	20,237

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$112	112	-	57
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,293	2,399	-	2,455
Home equity loans	84	84	-	86
Home equity lines of credit	253	253	-	326

Total	$2,742	2,848	-	2,924

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,386	1,556	-	1,560
Other	38	88	-	123
Real estate mortgage - 1 to 4 family:
First mortgages	17,503	18,060	-	18,032
Home equity loans	336	356	-	348
Home equity lines of credit	3,025	3,249	-	3,098

Total	$22,288	23,309	-	23,161

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.  Interest income recognized on impaired loans was not material in 2019, 2018, and 2017.

Included in impaired loans are approximately $11.1 million of loans in accruing status that were identified as TDR’s as of December 31, 2019 and 2018.

Management evaluates impairment on impaired loans on a quarterly basis.  If, during this evaluation, impairment of the loan is identified, a charge‑off is taken at that time if necessary.  As a result, as of December 31, 2019 and 2018, based upon management’s evaluation and due to the sufficiency of charge‑offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2019, 2018 and 2017:

	Year ended 12/31/2019			Year ended 12/31/2018			Year ended 12/31/2017
New York and other states*:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	1	$125	125	6	$747	747	4	$426	426
Real estate mortgage - 1 to 4 family:
First mortgages	18	2,621	2,621	18	2,349	2,349	44	5,653	5,653
Home equity loans	-	-	-	1	6	6	3	56	56
Home equity lines of credit	2	235	235	5	325	325	18	868	868

Total	21	$2,981	2,981	30	$3,427	3,427	69	$7,003	7,003

Florida:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	6	$632	632	1	$35	35	10	$1,076	1,076
Home equity loans	-	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	2	95	95

Total	6	$632	632	1	$35	35	12	$1,171	1,171

* Includes New York, New Jersey, Vermont and Massachusetts.

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2019, 2018 and 2017 for which there was a payment default within 12 months of modification:

	Year ended 12/31/2019		Year ended 12/31/2018		Year ended 12/31/2017
New York and other states*: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	2	$418	1	$101	1	$72
Home equity loans	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	1	3

Total	2	$418	1	$101	2	$75

Florida: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	-	$-
Home equity lines of credit	-	-	-	-	-	-

Total	-	$-	-	$-	-	$-

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

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.

As of December 31, 2019 and 2018, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2019
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$157,280	4,906	162,186
Other	18,384	942	19,326
	$175,664	5,848	181,512

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$17,752	-	17,752
Other	235	-	235
	$17,987	-	17,987

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$175,032	4,906	179,938
Other	18,619	942	19,561
	$193,651	5,848	199,499

* Includes New York, New Jersey and Massachusetts.

	December 31, 2018
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$151,405	4,873	156,278
Other	23,325	1,005	24,330
	$174,730	5,878	180,608

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$15,163	112	15,275
Other	263	-	263
	$15,426	112	15,538

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$166,568	4,985	171,553
Other	23,588	1,005	24,593
	$190,156	5,990	196,146

* Includes New York, New Jersey and Massachusetts.

Included in classified loans in the above tables are impaired loans of $816 thousand and $645 thousand at December 31, 2019 and 2018, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios.  Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses.  The payment status of these homogeneous pools at December 31, 2019 and 2018 is included in the aging of the recorded investment of past due loans table.  In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2019 and 2018 is presented in the recorded investment in non-accrual loans table.

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2019 and 2018 follows:

(dollars in thousands)	2019	2018
Land	$2,337	$2,308
Buildings	36,245	34,969
Furniture, fixtures and equipment	54,245	52,153
Leasehold improvements	32,176	31,906
Total bank premises and equipment	125,003	121,336
Accumulated depreciation and amortization	(90,381)	(86,642)
Total	$34,622	$34,694

Depreciation and amortization expense was approximately $4.0 million, $4.1 million, and $3.8 million for the years 2019, 2018, and 2017, respectively.  Occupancy expense of the Bank’s premises included rental expense of $7.8 million in 2019, $8.0 million in 2018, and $7.8 million in 2017.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2019	2018	2017

Interest bearing checking accounts	$288	442	478
Savings accounts	1,338	1,657	1,729
Time deposits and money market accounts	33,227	16,859	10,983
Total	$34,853	18,958	13,190

At December 31, 2019, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$1,268,816
1 to 2 years	114,098
2 to 3 years	8,706
3 to 4 years	3,619
4 to 5 years	2,741
Over 5 years	197
$1,398,177

Included in total time deposits as of December 31, 2019 and 2018 is $ 227.6 million and $182.2 million in time deposits with balances in excess of $250,000.

(7)	Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2019	2018	2017

Amount outstanding at December 31,	$148,666	161,893	242,991
Maximum amount outstanding at any month end	169,214	233,522	252,996
Average amount outstanding	159,220	194,810	228,086
Weighted average interest rate:
For the year	0.92%	0.65	0.61
As of year end	0.90	0.95	0.62

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings.  The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed.  As of December 31, 2019 and 2018, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2019 and 2018, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2019	2018	2017
Current tax expense:
Federal	$15,171	13,897	26,510
State	2,359	1,756	2,221
Total current tax expense	17,530	15,653	28,731
Enactment of Federal Tax Reform	-	-	5,054
Deferred tax expense (benefit)	1,139	2,556	(183)
Total income tax expense	$18,669	18,209	33,602

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018, are as follows:

	December 31,
(dollars in thousands)	2019	2018
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(5,156)	$(5,204)
Difference in reporting the allowance for loan losses, net	11,385	12,082
Other income or expense not yet reported for tax purposes	(314)	(210)
Depreciable assets	(2,347)	(1,961)
Net deferred tax asset at end of year	3,568	4,707
Net deferred tax asset at beginning of year	4,707	7,263
Deferred tax expense	$1,139	$2,556

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.  Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $3.6 million and $4.7 million at December 31, 2019 and 2018, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets (liabilities) of ($101) thousand and $3.7 million at December 31, 2019 and 2018, respectively, relating to the net unrealized losses on securities available for sale and deferred tax (liabilities) assets of approximately ($1.4) million and ($200) thousand at December 31, 2019 and 2018, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive loss.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the years ended December 31,
	2019	2018	2017
Statutory federal income tax rate	21.0%	21.0	35.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	-	(0.1)	(0.1)
State income tax, net of federal tax benefit	2.6	2.4	1.6
Enactment of Federal Tax Reform	-	-	6.6
Other items	0.8	(0.4)	0.7
Effective income tax rate	24.4%	22.9	43.8

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2019, 2018, and 2017, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company's federal and state income tax returns for the years 2016 through 2019 remain open to examination.  The Company’s 2014, 2015 and 2016 New York State income tax returns are currently under examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2019 and 2018:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2019	2018

Projected benefit obligation at beginning of year	$28,518	31,219
Service cost	42	34
Interest cost	1,244	1,197
Benefit payments and expected expenses	(1,798)	(1,937)
Net actuarial loss (gain)	2,818	(1,995)
Projected benefit obligation at end of year	$30,824	28,518

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2019	2018

Fair Value of plan assets at beginning of year	$44,157	47,227
Actual gain (loss) on plan assets	8,902	(1,126)
Benefit payments and actual expenses	(1,795)	(1,944)
Fair value of plan assets at end of year	51,264	44,157

Funded status at end of year	$20,440	15,639

Amounts recognized in accumulated other comprehensive loss consist of the following as of:

	December 31,
	2019	2018
Net actuarial loss	$1,787	5,122

The accumulated benefit obligation was $30.8 million and $28.5 million at December 31, 2019 and 2018, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive (Loss) Income:

	For the years ended December 31,
(dollars in thousands)	2019	2018	2017

Service cost	$42	34	42
Interest cost	1,244	1,197	1,303
Expected return on plan assets	(2,811)	(3,012)	(2,742)
Amortization of net loss	59	-	67
Net periodic pension credit	(1,466)	(1,781)	(1,330)

Amortization of net loss	(59)	-	(67)
Net actuarial (gain) loss included in other comprehensive (loss) income	(3,275)	2,149	(2,240)
Total recognized in other comprehensive (loss) income	(3,334)	2,149	(2,307)

Total recognized in net periodic benefit (credit) cost and other comprehensive (loss) income	$(4,800)	368	(3,637)

The estimated net loss for the plan that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is $77 thousand.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2020	$1,762
2021	1,810
2022	1,793
2023	1,781
2024	1,790
2025 - 2029	9,002

The assumptions used to determine benefit obligations at December 31 are as follows:

	2019	2018	2017
Discount rate	3.56%	4.53	3.93

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2019	2018	2017
Discount rate	4.53%	3.93	4.41
Expected long-term rate of return on assets	6.50	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.3 million as of December 31, 2019 and 2018. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $1.9 million, $1.4 million, and $1.1 million, in 2019, 2018, and 2017, respectively.

Rabbi trusts have been established for this plan.  These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2019 and 2018, the trusts had assets totaling $2.4 and $2.5 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2019 and 2018:

Change in Accumulated Benefit Obligation:

(dollars in thousands)
	December 31,
	2019	2018
Accumulated benefit obligation at beginning of year	$5,400	5,613
Service cost	65	53
Interest cost	239	202
Benefits paid	(173)	(178)
Net actuarial loss (gain)	603	(290)
Accumulated benefit obligation at end of year	$6,134	5,400

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)
	December 31,
	2019	2018
Fair value of plan assets at beginning of year	$22,091	22,922
Actual gain (loss) on plan assets	4,285	(798)
Company contributions	155	145
Benefits paid	(173)	(178)
Fair value of plan assets at end of year	26,358	22,091

Funded status at end of year	$20,224	16,691

The accumulated benefit obligation was $6.1 million and $5.4 million at December 31, 2019 and 2018, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	For the years ended December 31,
	2019	2018	2017
Service cost	$65	53	103
Interest cost	239	202	218
Expected return on plan assets	(990)	(1,028)	(761)
Amortization of net actuarial gain	(333)	(556)	(356)
Amortization of prior service (credit) cost	(197)	(100)	90
Net periodic benefit credit	(1,216)	(1,429)	(706)

Net (gain) loss	(2,692)	830	(1,584)
Amortization of prior service credit (cost)	197	100	(90)
Prior service cost	-	705	-
Amortization of net gain	333	556	356
Total amount recognized in other comprehensive (loss) income	(2,162)	2,191	(1,318)

Total amount recognized in net periodic benefit cost and other comprehensive (loss) income	$(3,378)	762	(2,024)

The estimated amount of net gain that will be amortized from accumulated other comprehensive loss into net periodic benefit income over the next fiscal year is approximately $663 thousand while the estimated amount of prior service credit that will be amortized from accumulated other comprehensive loss into net periodic benefit loss over the next fiscal year is approximately $196 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)

Year	Postretirement Benefits

2020	$161
2021	134
2022	147
2023	163
2024	181
2025 - 2029	1,295

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2019	2018	2017
Discount rate	3.56%	4.53	3.93

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2019	2018	2017
Discount rate	4.53%	3.93	4.41
Expected long-term rate of return on assets, net of tax	4.50	4.50	3.75

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2019 and thereafter.  A one percentage point increase in the assumed health care cost in each year would have an approximate $1.0 million impact on the accumulated postretirement benefit obligation as of December 31, 2019, while a 1% decrease would have an approximate ($954) thousand impact.  The impact on the interest and service components of net periodic postretirement benefit credit for the year ended December 31, 2019 would be $61 thousand for a one percentage point increase and ($48) thousand for a one percentage point decrease.

(d)	Components of Accumulated Other Comprehensive Loss Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive (loss) income related to the retirement plan and the postretirement benefit plan, at December 31, 2019 and 2018, respectively:

(dollars in thousands)	December 31, 2019
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(3,275)	(2,692)	(5,967)
Amortization of net actuarial (loss) gain	(59)	333	274
Amortization of prior service credit	-	197	197
Total	$(3,334)	(2,162)	(5,496)

	December 31, 2018
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$2,149	830	2,979
Prior service cost	-	705	705
Amortization of net actuarial gain	-	556	556
Amortization of prior service credit	-	100	100
Total	$2,149	2,191	4,340

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2019	2018	2019	2018
Debt Securities	33%	31	34	29
Equity Securities	63	62	63	62
Other	4	7	3	9
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2019 and 2018, by asset category, is as follows:

		Fair Value Measurements at December 31, 2019 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,165	2,165	-	-
Equity mutual funds	32,411	32,411	-	-
U.S. government sponsored enterprises	4,434	-	4,434	-
Corporate bonds	11,646	-	11,646	-
Fixed income mutual funds	608	608	-	-

Total Plan Assets	$51,264	35,184	16,080	-

		Fair Value Measurements at December 31, 2019 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$677	677	-	-
Equity mutual funds	16,794	16,794	-	-
U.S. government sponsored enterprises	2,560	-	2,560	-
Corporate bonds	6,327	-	6,327	-
State and political subdivisions	-	-	-	-

Total Plan Assets	$26,358	17,471	8,887	-

		Fair Value Measurements at December 31, 2018 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,147	3,147	-	-
Equity mutual funds	27,420	27,420	-	-
U.S. government sponsored enterprises	9,376	-	9,376	-
Corporate bonds	3,638	-	3,638	-
Fixed income mutual funds	576	576	-	-

Total Plan Assets	$44,157	31,143	13,014	-

		Fair Value Measurements at December 31, 2018 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,046	2,046	-	-
Equity mutual funds	13,590	13,590	-	-
U.S. government sponsored enterprises	3,111	-	3,111	-
Corporate bonds	3,118	-	3,118	-
State and political subdivisions	226	-	226	-

Total Plan Assets	$22,091	15,636	6,455	-

At December 31, 2019 and 2018, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2019 and 2018.

The Company made no contributions to its pension and postretirement benefit plans in 2019 or 2018.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2020.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2019, 2018 or 2017 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan aggregated $1.2 million for 2019, $1.1 million in 2018 and $1.0 million in 2017.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $2.9 million, $2.7 million and $1.9 million in 2019, 2018 and 2017, respectively.

The Company has also awarded 1.5 million performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2019, the weighted average strike price of each unit was $8.81.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (2019 Equity Incentive Plan) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (2010 Equity Incentive Plan) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), and all remaining shares eligible for issuance thereunder were canceled.  Under the 2019 Equity Incentive Plan the Company may provide for the issuance of 2,000,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors.  This allotment of 2,000,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2019, the Company may issue approximately 1.7 million shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based).

Under the 2019 Equity Incentive Plan, the exercise price of each option shall not be less than 100% of the fair value of the Company’s stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten percent shareholder the option price shall not be less than 110% of the fair value of the Company’s stock on the date of the ISO grant.  The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement.  Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.  A summary of the status of TrustCo’s stock option awards as of December 31, 2019 and changes during the year then ended, are as follows:
	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2019	554,641	$6.65
New options awarded - 2019	-	-
Expired options - 2019	(5,750)	-
Options forfeited - 2019	-	-
Exercised options - 2019	(29,800)	6.21
Balance, December 31, 2019	519,091	$6.67	4.5 Years

	Exercisable Options

Balance, December 31, 2019	486,791	$6.69	4.5 Years

At December 31, 2019, the intrinsic value of outstanding stock options and vested stock options was approximately $1.02 million and $952 thousand, respectively.  The Company expects all unvested options to vest according to plan provisions.

During 2019, 2018 and 2017, options for 0 thousand, 177 thousand and 784 thousand shares of stock were exercised, respectively.  The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Unrecognized stock-based compensation expense related to non-vested stock options totaled $12 thousand at December 31, 2019.  At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 10 months. Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2019, 2018, or 2017.

During 2019, 2018 and 2017, the Company recognized $5 thousand, $173 thousand and $150 thousand in stock-based compensation expense related to the equity awards, respectively.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2019, 2018 and 2017.

The activity for service-based awards during 2019 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2018	218,427
New awards granted	151,668
Forfeited awards	-
Awards settled	(125,822)
Balance, December 31, 2019	244,273

Service-Based Awards: During 2019 and 2018, the Company issued restricted share units to certain eligible officers, executives and its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after three years based upon a cliff-vesting schedule, 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2019, 2018 and 2017, the Company recognized $743 thousand, $458 thousand and $633 thousand, respectively, in stock‑based compensation expense related to these awards.  Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled approximately $2.1 million at December 31, 2019.  During 2019, awards granted in 2016 became fully vested and settled, and one third of the awards granted in 2017 and 2018 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2019.

The liability related to service-based liability awards was approximately $170 thousand and $526 thousand at December 31, 2019 and 2018, respectively.

The activity for performance-based awards during 2019 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2018	408,893
New awards granted	172,006
Forfeited awards	-
Awards settled	(102,348)
Balance, December 31, 2019	478,551

Performance Based Awards: During 2019, 2018 and 2017, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2016, those have been fully vested and unpaid.  For units granted subsequent to 2016, all of the units are unvested as of December 31, 2019, and the Company expects to meet the required performance criteria of the awards.

During 2019, 2018 and 2017, the Company recognized approximately $1.6 million, $644 thousand and $1.2 million, respectively, in stock based compensation expense related to these units.  Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $2.8 million at December 31, 2019.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 26 months as of December 31, 2019.

The liability related to performance based liability awards totaled $2.6 million and $1.7 million at December 31, 2019 and 2018, respectively.

(10)	Commitments and Contingent Liabilities

(a) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(b) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions.  The outsourced services include data and item processing for the Bank and trust operations.  The service expense can vary based upon the volume and nature of transactions processed.  Outsourced service expense was $7.6 million for 2019, $7.5 million for 2018 and $6.4 million in 2017.  The Company is contractually obligated to pay these third-party service providers approximately $7 to $8 million per year through 2025.

(11)	Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”).  TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments.  At December 31, 2019, 2018 and 2017, the Company no longer has unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2019, 2018 and 2017 follows:

(dollars in thousands, except per share data)	For the years ended December 31
	2019	2018	2017

Net income	$57,840	61,445	43,145
Weighted average common shares	96,849	96,505	96,111

Effect of dilutive common stock options	78	141	111

Weighted average common shares including potential dilutive shares	96,927	96,646	96,222

Basic EPS	$0.597	0.637	0.449

Diluted EPS	$0.597	0.636	0.448

 For the year ended December 31, 2019, there were no antidilutive stock options excluded from diluted earnings per share. For the year ended December 31, 2018, there were 319 thousand antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a fee.  Commitments sometimes expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral.  The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2019 and 2018, was $424.0 million and $432.6 million, respectively.  Approximately 85% and 80% of these commitments were for variable rate products at the end of 2019 and 2018, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit.  The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $9.6 million and $6.6 million at December 31, 2019 and 2018, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2019 and 2018 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2019 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

U.S. government sponsored enterprises	$104,512	$-	$104,512	$-
State and political subdivisions	162	-	162	-
Mortgage backed securities and collateralized mortgage obligations - residential	389,517	-	389,517	-
Corporate bonds	30,436	-	30,436	-
Small Business Administration - guaranteed participation securities	48,511	-	48,511	-
Other	685	-	685	-

	$573,823	$-	$573,823	$-

	Fair Value Measurements at December 31, 2018 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

U.S. government sponsored enterprises	$152,160	$-	$152,160	$-
State and political subdivisions	173	-	173	-
Mortgage backed securities and collateralized mortgage obligations - residential	262,032	-	262,032	-
Corporate bonds	29,938	-	29,938	-
Small Business Administration - guaranteed participation securities	56,475	-	56,475	-
Other	685	-	685	-

Total securities available for sale	$501,463	$-	$501,463	$-

There were no transfers between Level 1 and Level 2 in 2019 and 2018.

 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2019 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$1,579	$-	$-	$1,579	Sales comparison approach	Adjustments for differences between comparable sales	1% - 21% (2%)

Impaired loans:
Real estate mortgage - 1 to 4 family	120	-	-	120	Sales comparison approach	Adjustments for differences between comparable sales	1% - 17% (9%)

	Fair Value Measurements at December 31, 2018 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$1,675	$-	$-	$1,675	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (7%)

Impaired loans:
Real estate mortgage - 1 to 4 family	459	-	-	459	Sales comparison approach	Adjustments for differences between comparable sales	5% - 14% (10%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $1.6 million at December 31, 2019, and consisted of $358 thousand of commercial real estate and $1.2 million of residential real estate properties.  A valuation charge of $366 thousand is included in earnings for the year ended December 31, 2019.

Of the total impaired loans of $21.0 million at December 31, 2019, $120 thousand are collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2019.  Gross charge-offs related to residential impaired loans included in the table above amounted to $22 thousand.

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

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2019 and 2018 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2019 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$456,846	456,846	-	-	456,846
Securities available for sale	573,823	-	573,823	-	573,823
Held to maturity securities	18,618	-	19,680	-	19,680
Federal Reserve Bank and Federal Home Loan Bank stock	9,183	N/A	N/A	N/A	N/A
Net loans	4,017,879	-	-	4,078,210	4,078,210
Accrued interest receivable	10,915	216	2,221	8,478	10,915
Financial liabilities:
Demand deposits	463,858	463,858	-	-	463,858
Interest bearing deposits	3,986,158	2,587,981	1,397,271	-	3,985,252
Short-term borrowings	148,666	-	148,666	-	148,666
Accrued interest payable	1,459	174	1,285	-	1,459

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2018 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$503,709	503,709	-	-	503,709
Securities available for sale	501,463	-	501,463	-	501,463
Held to maturity securities	22,501	-	22,924	-	22,924
Federal Reserve Bank and Federal Home Loan Bank stock	8,953	N/A	N/A	N/A	N/A
Net loans	3,829,330	-	-	3,753,966	3,753,966
Accrued interest receivable	11,341	353	2,371	8,617	11,341
Financial liabilities:
Demand deposits	405,069	405,069	-	-	405,069
Interest bearing deposits	3,869,178	2,594,672	1,264,772	-	3,859,444
Short-term borrowings	161,893	-	161,893	-	161,893
Accrued interest payable	1,024	104	920	-	1,024

(14)	Regulatory Capital Requirements

Banks and thrifts and their holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and became fully phased in on January 1, 2019.  The capital rules include a capital conservation buffer that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made.  Failure to meet the full amount of the buffer will result in restrictions on the Company’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers.  The buffer was fully implemented at 2.5% as of January 1, 2019.  As of December 31, 2019, the Company and Bank meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If a bank is not classified as well capitalized, regulatory approval is required to accept brokered deposits.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company.  Such actions could have a direct material effect on an institution’s or its holding company’s financial statements.  As of December 31, 2019 and December 31, 2018, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2019 and 2018, for Trustco Bank:

	As of December 31, 2019		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$516,775	9.940%	5.000%	4.000%
Common equity Tier 1 capital	516,775	18.412	6.500	7.000
Tier 1 risk-based capital	516,775	18.412	8.000	8.500
Total risk-based capital	551,975	19.666	10.000	10.500

	As of December 31, 2018		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$484,581	9.767%	5.000%	4.000%
Common equity Tier 1 capital	484,581	18.233	6.500	6.380
Tier 1 risk-based capital	484,581	18.233	8.000	7.880
Total risk-based capital	517,948	19.489	10.000	9.880

The following is a summary of actual capital amounts and ratios as of December 31, 2019 and 2018 for TrustCo on a consolidated basis.

	As of December 31, 2019		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$533,243	10.254%	4.000%
Common equity Tier 1 capital	533,243	18.988	7.000
Tier 1 risk-based capital	533,243	18.988	8.500
Total risk-based capital	568,463	20.242	10.500

	As of December 31, 2018		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$499,626	10.129%	4.000%
Common equity Tier 1 capital	499,626	18.790	6.380
Tier 1 risk-based capital	499,626	18.790	7.880
Total risk-based capital	533,009	20.046	9.880

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2)	The December 31, 2019 and 2018 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent, and 1.88 percent repectively.

(15)	Accumulated Other Comprehensive Loss

The following is a summary of the accumulated other comprehensive loss balances, net of tax:

	Year ended 12/31/2019
(dollars in thousands)	Balance at 12/31/2018	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2019	Balance at 12/31/2019

Net unrealized holding loss on securities available for sale, net of tax	$(10,416)	10,702	-	10,702	286
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	423	4,417	-	4,417	4,840
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	(316)	-	(349)	(349)	(665)

Accumulated other comprehensive income (loss), net of tax	$(10,309)	15,119	(349)	14,770	4,461

	Year ended 12/31/2018
(dollars in thousands)	Balance at 12/31/2017	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2018	Balance at 12/31/2018

Net unrealized holding loss on securities available for sale, net of tax	$(5,030)	(3,944)	-	(3,944)	(8,974)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,054	(2,727)	-	(2,727)	327
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	170	-	(486)	(486)	(316)
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained Earnings, Tax Effect	-	-	(1,346)	-	(1,346)

Accumulated other comprehensive loss, net of tax	$(1,806)	(6,671)	(1,832)	(7,157)	(10,309)

	Year ended 12/31/2017
(dollars in thousands)	Balance at 12/31/2016	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2017	Balance at 12/31/2017

Net unrealized holding loss on securities available for sale, net of tax	$(6,762)	1,732	-	1,732	(5,030)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	42	3,012	-	3,012	3,054
Net change in net actuarial loss and prior service cost on pension and pension and postretirement benefit plans, net of tax	469	-	(299)	(299)	170

Accumulated other comprehensive loss, net of tax	$(6,251)	4,744	(299)	4,445	(1,806)

 The following represents the reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2019, 2018 and 2017:

(dollars in thousands)	Years ended December 31,
	2019	2018	2017	Affected Line Item in Financial Statements
Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain (loss)	274	556	289	Salaries and employee benefits
Amortization of prior service cost	197	100	(90)	Salaries and employee benefits
Income tax benefit	(122)	(170)	100	Income taxes
Net of tax	349	486	299

Total reclassifications, net of tax	$349	486	299

(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.   The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2019 and 2018.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	For the years ended December 31,
	2019	2018
Non-interest income
Service Charges on Deposits
Overdraft fees	$3,571	3,543
Other	459	455
Interchange Income	4,065	4,822
Wealth management fees	6,387	6,283
Other (a)	4,109	2,978

Total non-interest income	$18,591	18,081

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

(17)	Operating leases

The Company adopted Topic 842 “Leases” effective January 1, 2019 and has applied the guidance to all operating leases within the scope of Topic 842 at that date.  The company elected to adopt practical expedients, which among other things, does not require reassessment of lease classification.

The Company has committed to rent premises used in business operations under non-cancelable operating leases and determines if an arrangement meets the definition of a lease upon inception.  Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Company’s balance sheets.

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.  Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.  The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities.  Additionally, the Company does allocate the consideration between lease and non-lease components.  The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.  Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities.  Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of January 1, 2019 the Company did not have any leases with terms of twelve months or less.

As of December 31, 2019 the Company does not have leases that have not yet commenced.  At December 31, 2019 lease expiration dates ranged from eleven months to 25.8 years and have a weighted average remaining lease term of 9.4 years.  Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements.  As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2019	2018	2017
Operating lease cost	$7,808	7,988	7,889
Variable lease cost	1,968	2,000	1,889
Total Lease costs	$9,776	$9,988	$9,778

Supplemental cash flows information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,839

Right-of-use assets obtained in exchange for lease obligations:	$57,464

Weighted average remaining lease term	9.4
Weighted average discount rate	3.3%

Future minimum lease payments under non-cancellable leases as of December 31, 2019 were as follows:

(dollars in thousands)
Year ending December 31,
2020	$8,039
2021	8,033
2022	7,533
2023	7,227
2024	7,100
Thereafter	28,361
Total lease payments	$66,293
Less: Interest	9,740
Present value of lease liabilities	$56,553

As of December 31, 2019, the operating lease right-of-use asset was $51.5 million.

(18)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016 02, Leases (Topic 842) (“ASU 2016 02”).  ASU 2016 02 is intended to improve financial reporting of leasing transactions by requiring organizations that lease assets to recognize assets and liabilities for the rights and obligations created by leases that extend more than twelve months on the balance sheet.  This accounting update also requires additional disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leases.  ASU 2016 02 is effective for financial statements issued for annual and interim periods beginning after December 15, 2018 for public business entities.  Early adoption is permitted.  The Company elected to adopt ASU 2016 02 as of January 1, 2019.  The Company has elected the package of practical expedients permitted in ASC Topic 842.  Accordingly, the Company accounted for its existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC Topic 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.  The company has also elected the practical expedient to use hindsight in determining the lease term.  As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (a) a lease liability of approximately $58.2 million, which represents the present value of the remaining lease payments of approximately $69.4 million, discounted using the Company’s incremental borrowing rate, and (b) a ROU asset of approximately $53.0 million which represents the lease liability of $58.2 million adjusted for accrued rent of approximately $5.2 million.  This standard did not have a material impact on the Company’s key performance metrics and had no impact on the Company’s operating results.  The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

In September 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses” which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The standard will also expand credit quality disclosures. While the standard changes the measurement of the allowance for credit losses, it does not change the Banks’s credit risk of its lending portfolios. The standard is effective January 1, 2020.   The Company has selected the Discounted Cash Flow modeling method and is running parallel processes encompassing the functionality of the models, governance activities, as well as continuing to review and refine its models and methodologies.  The Bank is currently undergoing model validation and working to finalize its operating and financial control procedures and processes.

(19)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

 Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2019	2018	2017
Income:
Dividends and interest from subsidiaries	$28,340	24,920	24,510
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	28,340	24,920	24,510

Expense:
Operating supplies	82	122	26
Professional services	651	438	122
Miscellaneous expense	2,811	1,755	2,573
Total expense	3,544	2,315	2,721
Income before income taxes and subsidiaries’ undistributed earnings	24,796	22,605	21,789
Income tax benefit	(837)	(523)	(1,171)
Income before subsidiaries’ undistributed earnings	25,633	23,128	22,960
Equity in undistributed earnings of subsidiaries	32,207	38,317	20,185
Net income	$57,840	61,445	43,145
Change in other comprehensive income (loss)	14,770	(7,157)	4,445
Comprehensive income	$72,610	54,288	47,590

Statements of Condition

(dollars in thousands)	December 31,
	2019	2018
Assets:
Cash in subsidiary bank	$24,118	22,665
Investments in subsidiaries	521,802	474,838
Securities available for sale	35	35
Other assets	558	683

Total assets	546,513	498,221
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	8,256	8,350
Total liabilities	8,256	8,350
Shareholders’ equity	538,257	489,871

Total liabilities and shareholders’ equity	$546,513	498,221

Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2019	2018	2017
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$57,840	61,445	43,145
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(32,207)	(38,317)	(20,185)
Stock based compensation expense	5	173	150
Net change in other assets and accrued expenses	246	214	853
Total adjustments	(31,956)	(37,930)	(19,182)

Net cash provided by operating activities	25,884	23,515	23,963

Cash flows from financing activities:
Proceeds from exercise of stock options	185	1,259	5,236
Dividends paid	(26,372)	(25,555)	(25,184)
Payments to acquire treasury stock	(35)	(718)	(4,608)
Proceeds from sales of treasury stock	1,791	2,391	2,480
Net cash used in financing activities	(24,431)	(22,623)	(22,076)

Net increase in cash and cash equivalents	1,453	892	1,887

Cash and cash equivalents at beginning of year	22,665	21,773	19,886

Cash and cash equivalents at end of year	$24,118	22,665	21,773

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1541 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Branch Locations (continued)

Halfmoon Office
215 Guideboard Rd.	Loudon Plaza Office	Mt. Kisco Office
Country Dollar Plaza	372 Northern Blvd.	222 East Main St.
Halfmoon, NY	Albany, NY	Mt. Kisco, NY
Telephone: (518) 371-0593	Telephone: (518) 462-6668	Telephone: (914) 666-2362

Hartsdale Office	Madison Ave. Office	New City Office
220 East Hartsdale Ave.	1084 Madison Ave.	20 Squadron Blvd.
Hartsdale, NY	Albany, NY	New City, NY
Telephone: (914) 722-2640	Telephone: (518) 489-4711	Telephone: (845) 634-4571

Highland Office	Mahopac Office	New Scotland Office
3580 Route 9W	945 South Lake Blvd	301 New Scotland Ave.
Highland, NY	Mahopac, NY	Albany, NY
Telephone: (845) 691-7023	Telephone: (845) 803-8756	Telephone: (518) 438-7838

Hoosick Falls Office	Malta 4 Corners Office	Newton Plaza Office
47 Main St.	2471 Route 9	602 New Loudon Rd.
Hoosick Falls, NY	Malta, NY	Latham, NY
Telephone: (518) 686-5352	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hudson Office	Mamaroneck Office	Niskayuna-Woodlawn Office
507 Warren St.	180-190 East Boston Post Rd.	3461 State St.
Hudson, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 828-9434	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Hudson Falls Office	Mayfair Office	Northern Pines Road Office
3750 Burgoyne Ave.	286 Saratoga Rd.	649 Maple Ave.
Hudson Falls, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (518) 747-0886	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Katonah Office	Mechanicville Office	Nyack Office
18 Woods Bridge Road	9 Price Chopper Plaza	388 Route 59
Katonah, NY	Mechanicville, NY	Nyack, NY
Telephone: (914) 666-6230	Telephone: (518) 664-1059	Telephone: (845) 535-3728

Kingston Office	Milton Office	Peekskill Office
1220 Ulster Ave.	2 Trieble Ave.	20 Welcher Ave.
Kingston, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (845) 336-5372	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Lake George Office	Monroe Office	Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Latham Office	Mont Pleasant Office	Pomona Office
1 Johnson Rd.	959 Crane St.	1581 Route 202
Latham, NY	Schenectady, NY	Pomona, NY
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Telephone: (845) 354-0176

Branch Locations (continued)

Poughkeepsie Office	Sheridan Plaza Office	Troy Office
2656 South Rd.	1350 Gerling St.	5th Ave. and State St.
Poughkeepsie, NY	Schenectady, NY	Troy, NY
Telephone: (845) 485-6419	Telephone: (518) 377-8517	Telephone: (518) 274-5420

Queensbury Office	Slingerlands Office	Upper Union Street Office
118 Quaker Rd.	1569 New Scotland Rd.	1620 Union St.
Suite 1	Slingerlands, NY	Schenectady, NY
Queensbury, NY	Telephone: (518) 439-9352	Telephone: (518) 374-4056
Telephone: (518) 798-7226
	South Glens Falls Office	Ushers Road Office
Red Hook Office	133 Saratoga Rd.	308 Ushers Rd.
4 Morgans Way	Suite 1	Ballston Lake, NY
Red Hook, NY	South Glens Falls, NY	Telephone: (518) 877-8069
Telephone: (845) 752-2224	Telephone: (518) 793-7668
Valatie Office
Rotterdam Office	State Farm Road Office	2929 Route 9
1416 Curry Rd.	2050 Western Ave.	Valatie, NY
Schenectady, NY	Guilderland, NY	Telephone: (518) 758-2265
Telephone: (518) 355-8330	Telephone: (518) 452-6913
Wappingers Falls Office
Route 2 Office	State St. Albany Office	1490 Route 9
201 Troy-Schenectady Rd.	112 State St.	Wappingers Falls, NY
Latham, NY	Albany, NY	Telephone: (845) 298-9315
Telephone: (518) 785-7155	Telephone: (518) 436-9043
Warrensburg Office
Route 7 Office	State St. Schenectady - Main Office	9 Lake George Plaza Rd.
1156 Troy-Schenectady Rd.	320 State St.	Lake George, NY
Latham, NY	Schenectady, NY	Telephone: (518) 623-3707
Telephone: (518) 785-4744	Telephone: (518) 381-3831
West Sand Lake Office
Saratoga Springs Office	Stuyvesant Plaza Office	3690 NY Route 43
34 Congress St.	Western Ave. at Fuller Rd.	West Sand Lake, NY
Saratoga Springs, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 587-3520	Telephone: (518) 489-2616
Wilton Mall Office
Schaghticoke Office	Tanners Main Office	Route 50
2 Main St.	345 Main St.	Saratoga Springs, NY
Schaghticoke, NY	Catskill, NY	Telephone: (518) 583-1716
Telephone: (518) 753-6509	Telephone: (518) 943-2500
Wolf Road Office
Scotia Office	Tanners West Office	34 Wolf Rd.
123 Mohawk Ave.	238 West Bridge St.	Albany, NY
Scotia, NY	Catskill, NY	Telephone: (518) 458-7761
Telephone: (518) 372-9416	Telephone: (518) 943-5090
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
Telephone: (413) 644-0054

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction

EXECUTIVE VICE PRESIDENT AND CHIEF OPERATIONS OFFICER	Brian C. Flynn, CPA
Kevin M. Curley	KPMG LLP
Retired Partner
EXECUTIVE VICE PRESIDENT
AND CHIEF RISK OFFICER	Lisa M. Lucarelli, Owner
Robert M. Leonard	LMKD Properties, LLC
Property Management
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER	Thomas O. Maggs, President
Michael M. Ozimek	Maggs & Associates
Insurance Agency
EXECUTIVE VICE PRESIDENT
AND CHIEF LENDING OFFICER	Anthony J. Marinello, M.D., Ph.D.
Scot R. Salvador	Chief Medical Officer, CDPHP

SENIOR VICE PRESIDENT AND	Robert J. McCormick,
TREASURER	Chairman, President and Chief Executive Officer
Eric W. Schreck	TrustCo Bank Corp NY
Chairman, TrustCo Bank Corp NY
GENERAL COUNSEL AND CORPORATE
SECRETARY	William D. Powers,
Michael J. Hall	Powers & Co., LLC
Retired Partner
Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

HONORARY DIRECTORS
Lionel O. Barthold	John S. Morris, Ph.D	William F. Terry
Robert A. McCormick	James H. Murphy, D.D.S.
Nancy A. McNamara	Richard J. Murray, Jr.

Trustco Bank Officers

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	BRANCH ADMINISTRATION (continued)	GENERAL SERVICES
Robert J. McCormick	Officers	Officer
	Takla A. Awad	Joseph N. Marley
EXECUTIVE VICE PRESIDENT AND	Victor J. Berger
CHIEF OPERATIONS OFFICER	Albert N. Estopinal	INFORMATION TECHNOLOGY/
Kevin M. Curley	Lesly Jean-Louis	PLANNING AND SYSTEMS
	Kevin R. Mason	Administrative Vice President
EXECUTIVE VICE PRESIDENT	Nicolette C. Messina	John R. George
AND CHIEF RISK OFFICER	Carmen Ramjeet	Vice President and
Robert M. Leonard	Pratik A. Shah	Chief Technology Officer
	James J. Smith	Volney R. LaRowe
EXECUTIVE VICE PRESIDENT	Berkley K. Young	Officers
AND CHIEF FINANCIAL OFFICER		Jonathan R. Goodell
Michael M. Ozimek	COLLECTIONS/ OPERATIONS/
CREDIT
EXECUTIVE VICE PRESIDENT	Vice Presidents	LENDING
AND CHIEF LENDING OFFICER	Stacy L. Marble	Administrative Vice President
Scot R. Salvador	Michael V. Pitnell	Michelle L. Simmonds
	Officers	Vice President
GENERAL COUNSEL AND CORPORATE	Aislinn E. Melia	Patrick M. Canavan
SECRETARY	June M. Ryder	Assistant Vice Presidents
Michael J. Hall, Esq		Amy E. Anderson
	COMPLIANCE/ RISK/ BSA/	Suzanne E. Breen
ACCOUNTING/FINANCE	CREDIT ADMINISTRATION	Officers
Vice Presidents	Administrative Vice President and Chief Compliance Officer and Information Security Officer	Kevin P. Bailey
Andrea A. McGuire	Michael J. Ewell	Rebecca L. O'Hare
Michael Rydberg	Administrative Vice President	Paul T. Wersten
Assistant Vice President	Michael J. Lofrumento
Lynn M. Hallenbeck	Vice Presidents	MARKETING
	Lara Ann Gough	Vice President
AUDIT	Jennifer L. Meadows	Adam E. Roselan
Director of Internal Audit	Senior Officer
Daniel R. Saullo	James A.P. McCarthy, Esq.	PERSONNEL/
Officers	Officers	QUALITY CONTROL/
Allison R. Downs	Amanda L. Biance	TRAINING
Kenneth E. Hughes Jr.	Michael F McMahon	Vice President and
Jeff P. Klingbeil		Director of Human Resources
Dennis M. Pitaniello	FINANCIAL SERVICES	Mary-Jean Riley
BRANCH ADMINISTRATION	Administrative Vice President and Chief Trust Officer	Assistant Vice President
Senior Vice President and Florida Regional President	Patrick J. LaPorta, Esq.	Jessica M. Marshall
Eric W. Schreck	Vice President	Officers
Administrative Vice President	Thomas M. Poitras	Jason T. Goodell
Carly K. Batista	Officers
Assistant Vice Presidents	Michael D. Bates
Mark J. Cooper	John W. Bresonis
Gloryvel Morales	Clint M. Mallard
Jocelyn E. Vizcara	Lauren A. Maxwell

General Information

ANNUAL MEETING
Thursday, May 21, 2020
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

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2019 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President and Chief Risk Officer, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President and Chief Risk Officer, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 11,293 shareholders of record of TrustCo common stock as of January 31, 2020.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 387 companies as of December 31, 2019. A list of the component companies can be obtained by contacting TrustCo.

TrustCo Bank Corp NY

Total Return Performance
Index Value
200
150
100
50
12/31/14
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
TrustCo Bank Corp NY
Russell 2000 Index
SNL Bank and Thrift Index

	Period Ending
Index	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19
TrustCo Bank Corp NY	100.00	88.11	130.47	141.62	109.02	142.54
Russell 2000 Index	100.00	95.59	115.95	132.94	118.30	148.49
SNL Bank and Thrift Index	100.00	102.02	128.80	151.45	125.81	170.04

Source:  S&P Global Market Intelligence
© 2020