Form 10-K, Exhibit 13
period 2020-12-31
TRUSTCO BANK CORP N Y
filed 2021-02-26
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 148 community banking offices and 164 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 33 counties with a broad range of community banking services.
Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2020		2019		Percent Change
Income:
Net interest income	$153,580		$155,807		(1.43)%
Net Income	52,452		57,840		(9.32)
Per Share:
Basic earnings	0.544		0.597		(8.88)
Diluted earnings	0.543		0.597		(9.05)
Book value at period end	5.89		5.55		6.13
Average Balances:
Assets	5,553,636		5,161,820		7.59
Loans, net	4,163,399		3,926,199		6.04
Deposits	4,742,452		4,409,060		7.56
Shareholders' equity	553,632		513,489		7.82
Financial Ratios:
Return on average assets	0.94%		1.12%		(16.07)
Return on average equity	9.47		11.26		(15.90)
Consolidated tier 1 capital to:
Total assets (leverage)	9.65		10.25		(5.85)
Risk-adjusted assets	19.19		18.99		1.05
Common equity tier 1 capital ratio	19.19		18.99		1.05
Total capital to risk-adjusted assets	20.44		20.24		0.99
Net loans charged off to average loans	0.0001		0.0002		(50.00)
Allowance for loan losses to nonperforming loans	2.35	x	2.12	x	10.85
Efficiency ratio*	56.38%		56.13%		0.45
Dividend Payout ratio	50.12		45.60		9.91

Per Share information of common stock
	Basic	Diluted	Cash	Book	Range of Stock Price
	Earnings	Earnings	Dividend	Value	High	Low

2020
First quarter	$0.138	$0.138	$0.0681	$5.68	$8.77	$4.52
Second quarter	0.117	0.117	0.0681	5.73	7.23	4.92
Third quarter	0.146	0.146	0.0681	5.81	6.27	5.07
Fourth quarter	0.143	0.143	0.0681	5.89	6.69	5.30

2019
First quarter	$0.150	$0.150	$0.0681	$5.18	$8.60	$6.91
Second quarter	0.152	0.151	0.0681	5.32	8.22	7.38
Third quarter	0.152	0.152	0.0681	5.42	8.34	7.48
Fourth quarter	0.143	0.143	0.0681	5.55	9.03	7.89

*The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”), which is presented in the Non-GAAP Financial Measures Reconciliation presented herein.

Financial Highlights	1

President’s Message	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4-34

Glossary of Terms	35-37

Management’s Report on Internal Control Over Financial Reporting	38

Report of Independent Registered Public Accounting Firm	39-41

Consolidated Financial Statements and Notes	42-91

Branch Locations	92-97

Officers and Board of Directors	98-99

General Information	100-101

Share Price Information	102
TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

President’s Message
Dear fellow shareholders,

Good teams become great because they have solid fundamentals.  Great teams become extraordinary by having something extra that even the great teams don’t have.  Exactly what that is varies greatly, but I am proud to say that the people who make up the team at Trustco Bank have demonstrated over the past year that they possess that something extra.

In terms of fundamentals, Trustco Bank offers one of the best residential mortgage products in the market and maintains the highest level of customer service.  We also have made substantial investment in technology that has greatly enhanced our online and mobile banking offerings, rolling out a completely updated customer experience that includes real-time account alerts, secure messaging, enhanced bill pay, and more.  Our commercial loan portfolio is based upon deep and long-standing relationships and is built upon the highest standards of underwriting and credit quality.  Our Financial Services Department offers investment products with Trustco’s trademark personal touch.

This year our team proved that it has that “something extra” and demonstrated beyond question that the people of Trustco Bank are extraordinary.  Banks were deemed essential in the context of the COVID-19 pandemic and the resulting business shutdown.  Our team members embraced this critical role and quickly developed innovative ways to fulfil our mission safely.  The Hometown Bank continued to meet the needs of our customers and the communities that we serve in the face of the greatest challenges we have faced as a society.  Our diverse team was able to excel in the face of hardship because, by the time we faced adversity, we had already built a robust and sustainable organization.

We crossed a major milestone this year.  In the great state of Florida, we now have over $1 billion in deposits. While 31 of the largest banks have left this region, since entering the market in 2003, Trustco’s hometown approach to banking has been embraced by this new and expanding market.

The success in the Florida market also was realized company-wide. The bank’s strong performance overall is detailed in the financials reported. Both loans and deposits were up in 2020 over 2019. Average loans were up 6.0% and average deposits were up 7.6%. The gains were made up primarily of low-cost core accounts, which lead to the decrease in our cost of interest bearing liabilities from 0.88% in 2019 to 0.57% in 2020. Despite the difficult economic conditions of 2020, we still posted a strong return on average equity at 9.47% and return on average assets at 0.94%.

The skill and resiliency of our management team also has enabled us to maintain our focus on the future of both this venerable institution and the communities that we serve.  Like many of you, our shareholders, we are mindful of the need to reduce our exposure to climate- change risks in lending, among other important social and governance matters.  Comprehensive and detailed information about our many and varied efforts on these fronts can be found on our corporate sustainability page at www.trustcobank.com/sustainability.  There also is a new human capital management section in our 10-K filing.

We are excited to announce the promotion of our Florida Regional President Eric W. Schreck to Executive Vice President.  We are all very proud of Eric’s success in spearheading our highly successful expansion into the Sunshine State.  We also added to our management team by promoting Suzanne Breen to Vice President of our Retail Lending Department. Also in 2020, we note the retirement of a great friend and colleague, Mary-Jean Riley. Her more than 40-year career stands as an inspiration to us all.

It is traditional in this letter to note the passing of members of the Trustco family.  This year, that tradition strikes close to home for me.  My father, the first McCormick to serve as Chairman, President, and CEO of this great company, died peacefully in August.  He is sorely missed.

Thank you for the trust you have placed in the Trustco team.  We move forward with enthusiasm and readiness for the challenges and opportunities ahead.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2020 and, in summary form, the two preceding years.  Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis.  Balances discussed are daily averages unless otherwise described.  The consolidated financial statements and related notes and the quarterly reports to shareholders for 2020 should be read in conjunction with this review.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

COVID-19 Impact

Beginning in March 2020, we experienced negative impacts to our business in the form of requests for loan deferrals of principal and interest due to the business disruption caused by COVID-19.  In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency.    The Company has evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company’s balance sheets and results of operations as of and for the year ended December 31, 2020, except for an increase in the provision for loan losses as a result of the increased risk inherent in the loan portfolio resulting from the pandemic.  At this time, it is difficult to quantify the impact COVID-19 will have on future periods.

The following is a description of the impact the COVID-19 global pandemic is having on certain elements of our business:

Loan modifications

We began receiving requests from our borrowers for loan deferrals in March 2020 and agreed with many borrowers to modify their loans. Modifications included the deferral of principal and/or interest payments for terms generally up to 90 days. Requests are evaluated individually and approved modifications are based on the unique circumstances of each borrower. We are committed to working with our clients to allow time to work through the challenges of this pandemic. At this time, it is uncertain what future impact loan modifications related to COVID-19 difficulties will have on our financial condition, results of operations and provision for loan losses. Loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) or under applicable interagency guidance of the federal banking regulators are excluded from evaluation of troubled debt restructuring (“TDR”) classification and will continue to be reported as current during the payment deferral period. The Company’s policy is to continue to accrue interest during the deferral period.  Loans not meeting the CARES Act or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

The following table shows the number of loans and the outstanding loan balances of borrowers in payment deferral, as a result of COVID-19, at December 31, 2020, September 30, 2020 and June 30, 2020:

(Dollars In Thousands)	December 31, 2020		September 30, 2020		June 30, 2020

New York and Other states*:	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Commercial	-	$ -	5	$ 1,351	79	$ 39,630
Residential mortgage loans	6	1,264	13	2,780	441	94,028
Home equity line of credit	-	-	-	-	13	641
Installment loans	-	-	1	88	5	150
Total	6	$ 1,264	19	$ 4,219	538	$ 134,449

Florida:	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Commercial	-	$ -	1	$ 574	5	$ 5,392
Residential mortgage loans	2	600	10	2,387	205	49,745
Home equity line of credit	-	-	-	-	1	9
Installment loans	-	-	-	-	3	86
Total	2	$ 600	11	$ 2,961	214	$ 55,232

Total:	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Commercial	-	$ -	6	$ 1,925	84	$ 45,022
Residential mortgage loans	8	1,864	23	5,167	646	143,773
Home equity line of credit	-	-	-	-	14	650
Installment loans	-	-	1	88	8	236
Total	8	$ 1,864	30	$ 7,180	752	$ 189,681

* Includes New York, New Jersey, Vermont and Massachusetts.

As of December 31, 2020, of the loans that are no longer in deferral, 13 loans totaling $1.4 million are delinquent over 30 days, and 7 loans totaling $770 thousand are in non-accrual status.

The commercial loans that were granted payment deferral due to COVID-19 in 2020 included various types of businesses. As of December 31, 2020 there were no commercial loans in deferral; however, the following table shows the commercial loans and the outstanding loan balances, by industry, at the time the principal and interest deferrals were approved as of September 30, 2020 and June 30, 2020:

(Dollars In Thousands)	September 30, 2020		June 30, 2020

New York and Other states*	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Fitness and Recreational Sports Centers	-	$-	7	$11,534
Lessors and Property Managers of Nonresidential Buildings	-	-	7	6,551
Lessors and Property Managers of Residential Buildings	-	-	31	9,818
Other various businesses	-	-	14	2,558
Lessors of Nonresidential Buildings - Self Storage Units	-	-	2	2,238
New Single-Family Housing Construction	-	-	3	1,921
Food Service	5	1,351	5	1,351
Retail	-	-	4	1,349
New Single-Family Housing Construction - Land Development	-	-	3	1,260
Commercial Construction	-	-	3	1,050
	5	$1,351	79	$39,630

Florida:	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Fitness and Recreational Sports Centers	-	$-	-	$-
Lessors and Property Managers of Nonresidential Buildings	-	-	2	4,533
Lessors and Property Managers of Residential Buildings	-	-	1	46
Other various businesses	-	-	1	319
Lessors of Nonresidential Buildings - Self Storage Units	-	-	1	494
New Single-Family Housing Construction	-	-	-	-
Food Service	1	574	-	-
Retail	-	-	-	-
New Single-Family Housing Construction - Land Development	-	-	-	-
Commercial Construction	-	-	-	-
	1	$574	5	$5,392

Total:	Number of loans	Outstanding loan balance	Number of loans	Outstanding loan balance
Fitness and Recreational Sports Centers	-	$-	7	$11,534
Lessors and Property Managers of Nonresidential Buildings	-	-	9	11,084
Lessors and Property Managers of Residential Buildings	-	-	32	9,864
Other various businesses	-	-	15	2,877
Lessors of Nonresidential Buildings - Self Storage Units	-	-	3	2,732
New Single-Family Housing Construction	-	-	3	1,921
Food Service	6	1,925	5	1,351
Retail	-	-	4	1,349
New Single-Family Housing Construction - Land Development	-	-	3	1,260
Commercial Construction	-	-	3	1,050
	6	$1,925	84	$45,022

* Includes New York, New Jersey, Vermont and Massachusetts.

Paycheck Protection Program (PPP) and Liquidity

As part of the CARES Act, approved by the President on March 27, 2020 the Small Business Administration (SBA) was authorized to guarantee loans under the PPP for small businesses that meet the necessary eligibility requirements in order to keep their workers on the payroll. The Company began accepting applications on April 3, 2020.  During the year, the Company granted 663 PPP loans totaling $46 million of which 514 PPP loans totaling $29 million remain outstanding at December 31, 2020.  The Company received loan origination fees from the SBA which are being recognized over the life of the loan using the effective yield method.

On April 9, 2020, the FDIC, Federal Reserve and OCC created the Paycheck Protection Program Liquidity Facility (PPPLF) to bolster the effectiveness of the PPP by providing liquidity to and neutralizing the regulatory capital effects on participating financial institutions. We do not intend to utilize the liquidity relief offered by the PPPLF as we do not expect our participation in the PPP to have a negative impact on our liquidity position, capital resources, financial condition or results of operations.

Asset impairment

At this time, we do not believe there exists any impairment to our goodwill, long-lived assets, right of use assets, held to maturity investment securities or available-for-sale investment securities due to the COVID-19 pandemic. It is uncertain whether prolonged effects of the COVID-19 pandemic will result in future impairment charges related to any of the aforementioned assets.

Provision for loan losses

See “Allowance for Loan Losses” for more information.

Preventative measures

The Company has instituted preventative measures at branch and back office locations to protect the health of both our customers and employees, including regular deep cleaning of facilities, adhering to CDC guidelines, and practicing “social distancing.”  These additional expenses did not have a material impact on the Company for the year ended December 31, 2020.

Federal Reserve Board Actions

The Federal Reserve Board has taken several actions to support the flow of credit to households and businesses.  Some of these pertinent actions include:

•	The establishment of the Commercial Paper Funding Facility, the Money Market Mutual Fund Liquidity Facility, and the Primary Dealer Credit Facility;
•	The expansion of central bank liquidity swap lines;
•	Steps to enhance the availability and ease terms for borrowing at the discount window;
•	The elimination of reserve requirements;
•	Guidance encouraging banks to be flexible with customers experiencing financial challenges related to the COVID-19 and to utilize their liquidity and capital buffers in doing so;
•	expanding access to its PPPLF for additional SBA-qualified lenders;
•	Statements encouraging the use of daylight credit at the Federal Reserve Board.

Financial Review

TrustCo made significant progress in 2020 despite a challenging operating environment and mixed economic conditions as a result of the current pandemic.  Among the key results for 2020, in management’s view:

•	Net income after taxes was $52.5 million or $0.543 diluted earnings per share in 2020;
•	Period-end loans were up $182 million for 2020 compared to the prior year;
•	Period-end deposits were up $587 million for 2020 compared to the prior year;
•	Nonperforming assets declined $823 thousand or 3.7% to $21.6 million from year-end 2019 to year-end 2020;
•	At 56.38%, the efficiency ratio remained better than our peer-group levels (see Non-GAAP Financial Measures Reconciliation), and;

•
The regulatory capital levels of both the Company and the Bank continued to remain very strong at December 31, 2020 and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, despite a continued mixed economy as a result of the pandemic and increased regulatory expectations, by executing its long-term plan focused on traditional lending criteria and balance sheet management.  Achievement of specific business goals such as the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 9.47% in 2020 compared to 11.26% in 2019, while return on average assets was 0.94% in 2020 as compared to 1.12% in 2019.

During the first quarter of 2020 financial markets were drastically influenced by the economic conditions that resulted from the COVID-19 pandemic.  Stocks suffered their worst quarterly declines since the financial crisis in late 2008 as the pandemic led to shutdowns of significant portions of the global economy.  For the first quarter of 2020, the S&P 500 Index was down 19.6% and the Dow Jones Industrial Average was down 11.15%.  By the end of the year both of these indexes ended at all-time highs, and posted double-digit gains in the fourth quarter of 2020.  For the year ending 2020, the Dow Jones Industrial Average ended up rebounding with growth of 7.25%, as compared to growth of 25.3% in 2019.  The S&P 500 Index likewise rebounded with growth of 16.26% for the year, compared to growth of 33.1% in 2019.  Continued uncertainty relative to the pandemic hung over markets throughout the year.  United States Three Month Treasury Bills experienced a significant decline in rates in the beginning of the year as a result of drastic rate reductions, ending at 0.09%, 84 basis points behind the ten-year Treasury yield at year-end of 0.93%.  These yields were down from 2019 year-end yields of 1.55% for the three month Treasury and 1.92% for the ten-year Treasury yields.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter term treasury markets and the mortgage loans products tend to track with the ten-year Treasury yields.  Beginning in 2020 the yield on the two year Treasury bond was 1.58% and decreased 145 basis points during the year to close 2020 at 0.13% whereas the ten-year Treasury bond began 2020 at 1.92% and closed the year down 99 basis points to 0.93% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire to decrease shorter term rates to help economic expansion and provide for target levels of employment as a result of the pandemic.

The outlook for the United States economy is anticipated to bring continued economic recovery.  Growth in business operations and expansion of corporate activities will be necessary for broad range increases in revenues and profits.

Unemployment increased significantly during the first half of 2020 as a result of government mandates affecting certain industries and the uncertainties of the pandemic and declined by the end of the year, but did not return to the historical lows reached a year earlier.  The Federal Reserve Board action to decrease short term rates was to help offset the impact of the pandemic on the economy, including unemployment.

Generally, a steady increase in economic activities is viewed as a positive for the banking and finance industries as economic growth creates additional demand for goods and services, which in turn result in increased revenues and profits.  TrustCo like most other banking organizations prices many of their liabilities (deposits and short term debt) off of the shorter end of the Treasury maturity curve.  The average for the three month Treasury was 175 basis points lower in 2020 than in 2019, with the median yield of 0.12% in 2020 down 205 basis points over 2019.  These trends generally reflect a decrease in the cost for deposit products that price off of the short term treasury market yields.  At the same time the average yield of the ten-year Treasury has decreased to 0.89% in 2020, down 125 basis points from 2019 when the average was 2.14%.  Generally longer term loans are priced consistent with the changes in the ten-year treasury markets.  These two trends – the decline in shorter term rates coupled with less of a decline in longer term rates – result in the spread of these yields widening, which is a positive trend to the banking industry, but did not mitigate historical low rates putting pressure on banking net interest margins.

Management believes that TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices even in these uncertain times.  While we continue to adhere to prudent underwriting standards, as a lender, we may be adversely impacted by general economic weaknesses and by a downturn in the housing markets in the areas we serve.

Overview

The 2020 results were marked by continued growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $4.24 billion, an increase of $182 million or 4.5% over the 2019 year-end balance.  Deposits ended 2020 at $5.04 billion, up from $4.45 billion the prior year-end.  The year-over-year increases in loans and deposits reflect the success the Company has had in attracting customers to the Bank, as well as the belief that in the current pandemic environment there is a desire of customers to have additional funds in the safety and security offered by TrustCo’s long history of conservative banking.  Also contributing to the increase in retail deposits was federal stimulus checks sent to eligible customers from the Internal Revenue Service.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $52.5 million or $0.543 of diluted earnings per share for the year ended December 31, 2020, compared to $57.8 million or $0.597 of diluted earnings per share for the year ended December 31, 2019.  Net income before taxes was $69.4 million in 2020 compared to $76.5 million in 2019.

During 2020, the following had a significant effect on net income:
•	a decrease of $2.2 million in net interest income from 2019 to 2020 primarily as a result of the cut in the federal funds rate;
•	an increase of $5.4 million in the provision for loan losses to $5.6 million in 2020;
•	a decrease in non-interest income of $1.4 million, and;
•	a decrease in non-interest expense of $2.0 million.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2020 and 2019, including:
•
return on average equity of 9.47% for 2020 and 11.26% for 2019, compared to medians of 9.11% in 2020 and 10.51% in 2019 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•	an efficiency ratio, as calculated by S&P Global Market Intelligence, of 56.38% for 2020 and 56.13% for 2019, compared to the peer group medians of 57.45% in 2020 and 57.84% in 2019.

During 2020, TrustCo’s results were affected by the growth of deposits, strong loan growth and a shift in asset mix.  Despite the changes in the interest rate environment and the effects from the pandemic during 2020, the Company was able to continue to attract and retain deposits.  On average for 2020, non-maturity deposits were 71.5% of total deposits, up from 67.9% in 2019.  Overall, the cost of interest bearing liabilities decreased 31 basis points to 0.57% in 2020 as compared to 2019.  Average loan balances increased 6.0% from 2019 to 2020, while the total of federal funds sold and other short-term investments, available for sale securities and held to maturity securities increased 13.2%, average net loans decreased to 77.1% of average earning assets in 2020 from 78.2% in 2019.  The Company has traditionally maintained a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.  The changing rate environment in 2020 as well as the current pandemic resulted in maturing and called securities being reinvested in loans and bonds, with any remaining funds continuing to be held in Federal funds sold and other short-term investments.

As discussed previously, market interest rates moved significantly during the course of 2020, with both shorter term and longer term rates decreasing versus year‑end 2019.  Overall, trends in market rates caused a steepening of the yield curve, on average, during the year.  The average daily spread between the ten-year Treasury and the two-year Treasury was 50 basis points in 2020, up from an average of 17 basis points in 2019 and 38 basis points in 2018.  The spread increased later in the year, ending 2020 at 80 basis points.  Generally, a more positive slope in the yield curve is generally beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2019 and 2020.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2020
Beginning of Year	1.55	1.58	1.69	1.92	0.34
Peak	1.59	1.58	1.67	1.88	0.83
Trough	-	0.11	0.19	0.52	0.12
End of Year	0.09	0.13	0.36	0.93	0.80
Average	0.36	0.39	0.53	0.89	0.50
Median	0.12	0.17	0.36	0.74	0.52

2019
Beginning of Year	2.45	2.48	2.51	2.69	0.21
Peak	2.49	2.62	2.62	2.79	0.34
Trough	1.52	1.39	1.32	1.47	(0.04)
End of Year	1.55	1.58	1.69	1.92	0.34
Average	2.11	1.97	1.95	2.14	0.17
Median	2.17	1.83	1.84	2.07	0.17

Source: www.treasury.gov

In addition to changes in interest rates, deterioration in economic conditions as a result of the pandemic have impacted the allowance for loan losses.  The increase in the provision for loan losses from $159 thousand in 2019 to $5.6 million in 2020 negatively affected net income.  Net charge‑offs decreased from $608 thousand in 2019 to $322 thousand in 2020.  Total nonperforming loans increased $215 thousand from 2019.  Details on nonperforming loans and net charge-offs are included in the notes to the financial statements.  The increase in the provision for loan losses is primarily driven by the continued uncertainty in the current economic environment resulting from COVID-19.

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

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in deposit and loan balances.  All branches have the same products and features found at other Trustco Bank locations.  Additionally, the Company has made significant investments in the online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.3% of average total assets for 2020 and 2019.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  From December 2015 through December 2018, the U.S. Federal Reserve Board increased its federal funds target rate from a range of 0.00% - 0.25% to a range of 2.25% - 2.50%. Beginning in the second half of 2019, the Federal Reserve Board began lowering the rate in response to a slowing economy.  During the first quarter of 2020 the rate was significantly decreased again as a result of the global pandemic related to COVID-19, and has returned the range of 0.00% to 0.25%.

The yield on the ten-year Treasury bond decreased by 99 basis points from 1.92% at the beginning of 2020 to the year‑end level of 0.93%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae.  Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  Higher market interest rates also generally increase the value of retail deposits.

The decrease in the Federal Funds target range had a negative impact on earnings on the Company’s cash position.  The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 relative to historic levels, which also drove down deposit costs.

Earning Assets
Average earning assets during 2020 were $5.4 billion, which was an increase of $379.1 million from 2019.  This increase was primarily the result of growth in the average balance of net loans of $237.2 million and in Federal Funds sold and other short‑term investments of $270.9 million, offset by decreases of $123.0 million in securities available for sale and $4.3 million in held-to-maturity securities between 2019 and 2020.  The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset net decreases in the other loan categories.  The increase in residential real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.  The decrease in securities available for sale is primarily the result of increased calls as a result of the current interest rate environment as described above.

Total average assets were $5.6 billion for 2020 and $5.2 billion for 2019.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2020 vs.	2019 vs.	Components of Total Earning Assets
	2020	2019	2018	2019	2018	2020	2019	2018
Loans, net	$4,163,399	3,926,199	3,746,082	237,200	180,117	77.2%	78.1%	77.7

Securities available for sale (1):
U.S. government sponsored enterprises	38,508	156,292	155,381	(117,784)	911	0.7	3.1	3.2
State and political subdivisions	111	167	414	(56)	(247)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations- residential	333,093	345,718	294,732	(12,625)	50,986	6.2	6.9	6.1
Corporate bonds	50,982	34,637	30,310	16,345	4,327	0.9	0.7	0.6
Small Business Administration-guaranteed participation securities	44,379	53,269	63,430	(8,890)	(10,161)	0.8	1.1	1.3
Mortgage-backed securities and collateralized mortgage obligations- commercial	-	-	2,769	-	(2,769)	-	-	0.1
Other	686	685	685	1	-	-	-	-
Total securities available for sale	467,759	590,768	547,721	(123,009)	43,047	8.6	11.8	11.3

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations	16,376	20,643	24,801	(4,267)	(4,158)	0.3	0.4	0.5
Total held-to-maturity securities	16,376	20,643	24,801	(4,267)	(4,158)	0.3	0.4	0.5

Federal Reserve Bank and Federal Home
Loan Bank stock	7,381	9,123	8,907	(1,742)	216	0.1	0.2	0.2
Federal funds sold and other short-term investments	748,085	477,181	495,066	270,904	(17,885)	13.8	9.5	10.3

Total earning assets	$5,403,000	5,023,914	4,822,577	379,086	201,337	100.0%	100.0%	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2020, the Company experienced another year of solid loan growth despite the challenges of the pandemic.  The $182.3 million increase or 4.5% in the Company’s gross loan portfolio from December 31, 2019 to December 31, 2020 was due to higher residential and commercial balances, which offset lower balances in other loan categories.  Average loans increased $237.2 million during 2020 to $4.16 billion.  Interest income on the loan portfolio decreased to $166.0 million in 2020 from $166.6 million in 2019.  The average yield decreased 25 basis points to 3.99% in 2020 compared to 4.24% in 2019.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2020		2019		2018
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$198,328	4.7%	$181,635	4.5%	$183,598	4.7%
Real estate - construction	24,749	0.6	28,532	0.7	26,717	0.7
Real estate - mortgage	3,769,582	88.8	3,573,106	87.9	3,362,539	86.8
Home equity lines of credit	242,194	5.7	267,922	6.6	289,540	7.5
Installment loans	9,617	0.2	11,001	0.3	11,702	0.3
Total loans	4,244,470	100.0%	4,062,196	100.0%	3,874,096	100.0%
Less: Allowance for loan losses	49,595		44,317		44,766
Net loans (1)	$4,194,875		$4,017,879		$3,829,330

	Average Balances
	2020		2019		2018		2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$203,314	4.9%	$176,165	4.5%	$175,814	4.7%	$175,596	5.0%	$186,800	5.6%
Real estate - construction	26,641	0.6	27,728	0.7	26,717	0.7	26,616	0.8	23,645	0.7
Real estate - mortgage	3,667,909	88.2	3,433,683	87.4	3,236,631	86.5	2,985,870	84.9	2,779,451	83.0
Home equity lines of credit	255,583	6.1	277,905	7.1	297,678	7.9	318,660	9.1	350,004	10.5
Installment loans	9,952	0.2	10,718	0.3	9,242	0.2	8,158	0.2	8,424	0.3

Total loans	4,163,399	100.0%	3,926,199	100.0%	3,746,082	100.0%	3,514,900	100.0%	3,348,324	100.0%
Less: Allowance for loan losses	47,330		44,639		44,651		44,319		44,718
Net loans (1)	$4,116,069		$3,881,560		$3,701,431		$3,470,581		$3,303,606

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products.  Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed.  The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted to customers.  The average balance of residential real estate mortgage loans was approximately $3.68 billion in 2020 and approximately $3.45 billion in 2019.  Income on real estate loans increased to $144.2 million in 2020 from $142.0 million in 2019.  The yield on the portfolio decreased from 4.12% in 2019 to 3.92% in 2020.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $219.3 million in 2020 increased by $27.7 million from $191.6 million in 2019, primarily as a result of the issuance of PPP loans.  Average commercial loans included $14.2 million and $17.9 million of commercial real estate construction loans in 2020 and 2019, respectively.  The average yield on the commercial loan portfolio decreased to 4.92% for 2020 from 5.35% in 2019, which was offset by higher average balance resulting in interest income on commercial loans of $10.8 million in 2020 compared to $10.2 million in 2019.

TrustCo’s commercial lending activities are focused on balancing the Company’s commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk.  In accordance with these goals, the Company has consistently emphasized the origination of loans within its market areas. TrustCo’s commercial loan portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry.  The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate-related businesses.  Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate.  TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans.  There is significant competition for commercial loans in the Bank’s market regions.

TrustCo has a strong position in the home equity credit line product in its market area.  During 2020, the average balance of home equity credit lines was $255.6 million, a decrease from $277.9 million in 2019.  Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  Changes in tax law and consumer behavior have resulted in this product being somewhat less popular in recent years.  TrustCo’s average yield on this portfolio was 4.01% for 2020 and 4.88% for 2019.  Interest income on home equity credit lines decreased from $13.6 million in 2019 to $10.3 million in 2020.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2020
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$31,358	74,822	92,148	198,328
Real estate construction	24,749	-	-	24,749

Total	56,107	74,822	92,148	223,077

Predetermined rates	29,175	74,822	92,148	196,145
Floating rates	26,932	-	-	26,932

Total	$56,107	74,822	92,148	223,077

At December 31, 2020 and 2019, the Company had approximately $24.7 million and $28.5 million of real estate construction loans, respectively.  Of the $24.7 million in real estate construction loans at December 31, 2020, approximately $10.5 million were secured by first mortgages to residential borrowers with the remaining $14.2 million were loans to commercial borrowers for residential construction projects.  Of the $28.5 million in real estate construction loans at December 31, 2019, approximately $10.7 million were secured by first mortgages to residential borrowers while approximately $17.8 million were to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2020		2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$20,000	19,968	104,895	104,512	154,868	152,160
State and political subdivisions	103	103	160	162	168	173
Mortgage backed securities and collateralized mortgage obligations-residential	308,432	316,158	388,537	389,517	271,386	262,032
Corporate bonds	59,185	59,939	30,164	30,436	30,048	29,938
Small Business Adminstration-guaranteed participation securities	40,955	42,217	48,991	48,511	58,376	56,475
Other	685	686	685	685	685	685
Total securities available for sale	429,360	439,071	573,432	573,823	515,531	501,463
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	13,824	14,988	18,618	19,680	22,501	22,924
Total held to maturity securities	13,824	14,988	18,618	19,680	22,501	22,924
Total investment securities	$443,184	454,059	592,050	593,503	538,032	524,387

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

Holdings of various types of securities may vary from year‑to‑year depending on management’s assessment of relative risk and reward, and also due to timing issues of calls, maturities, prepayments and purchases.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2020, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2020, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2020 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2020, the carrying value of securities available for sale amounted to $439.1 million, compared to $573.8 million at year-end 2019.  For 2020, the average balance of securities available for sale was $467.8 million with an average yield of 2.00%, compared to an average balance in 2019 of $590.8 million with an average yield of 2.32%.  The taxable equivalent income earned on the securities available for sale portfolio in 2020 was $9.4 million, compared to $13.7 million earned in 2019.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2020, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $9.9 million and gross unrealized losses of approximately $217 thousand.  At December 31, 2019, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $2.8 million and gross unrealized losses of approximately $2.4 million.  As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2020, the Company held $13.8 million of held to maturity securities, compared to $18.6 million at December 31, 2019.  For 2020, the average balance of held to maturity securities was $16.4 million, compared to $20.6 million in 2019.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities decreased slightly from 3.86% in 2019 to 3.69% in 2020 as the mix within the portfolio changed due primarily to normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $797 thousand in 2019 to $604 thousand in 2020, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2020 was $15.0 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2020 there were no unrecognized losses on securities in this portfolio.

Securities Gains: During 2020, TrustCo recognized approximately $1.2 million from net gains from securities transactions.  During 2019 and 2018, TrustCo did not recognize any net gains from securities transactions.  There were no sales or transfers of held to maturity securities in 2020, 2019 and 2018.

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

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2020
	Maturing:
Debt securities available for sale:	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$-	20,000	-	-	20,000
Fair Value	-	19,968	-	-	19,968
Weighted average yield	-%	0.40	-	-	0.40
State and political subdivisions
Amortized cost	$62	32	9	-	103
Fair Value	62	32	9	-	103
Weighted average yield	5.05%	5.24	5.27	-	5.13
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$32	220,328	3,535	84,537	308,432
Fair Value	35	226,995	3,719	85,409	316,158
Weighted average yield	5.82%	2.04	4.20	1.75	1.99
Corporate bonds
Amortized cost	$8,477	50,708	-	-	59,185
Fair Value	8,572	51,367	-	-	59,939
Weighted average yield	2.84%	2.30	-	-	2.38
Small Business Administration-guaranteed participation securities
Amortized cost	$-	40,955	-	-	40,955
Fair Value	-	42,217	-	-	42,217
Weighted average yield	-%	2.09	-	-	2.09
Other
Amortized cost	$635	50	-	-	685
Fair Value	636	50	-	-	686
Weighted average yield	3.45%	2.83	-	-	3.41
Total securities available for sale
Amortized cost	9,206	332,073	3,544	84,537	429,360
Fair Value	9,305	340,629	3,728	85,409	439,071
Weighted average yield	2.90%	1.99	4.20	1.75	2.08

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	81	519	13,224	13,824
Fair Value	-	84	543	14,361	14,988
Weighted average yield	-%	5.44	3.04	5.12	5.04
Total held to maturity securities
Amortized cost	$-	81	519	13,224	13,824
Fair Value	-	84	543	14,361	14,988
Weighted average yield	-%	5.44	3.04	5.12	5.04

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.  The level of calls in 2020 was higher than the 2019 level, as decreasing interest rates increase the probability of calls.  The probability of future calls will change depending on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2020.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2020 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:
(dollars in thousands)	As of December 31, 2020
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$9,174	9,270	29,207	29,273
1 to 5 years	70,821	71,453	312,072	320,661
5 to 10 years	18,438	19,077	3,544	3,728
After 10 years	330,927	339,271	84,537	85,409
Total debt securities available for sale	$429,360	439,071	429,360	439,071

Held to maturity securities:
(dollars in thousands)	As of December 31, 2020
	Based on Final Maturity			Based on Call Date
	Amortized Cost	Fair Value		Amortized Cost	Fair Value
Within 1 year	$-	-	-	859	875
1 to 5 years	81	84	-	12,098	13,142
5 to 10 years	519	544	-	867	971
After 10 years	13,224	14,360	-	-	-
Total held to maturity securities	$13,824	14,988		13,824	14,988

Federal Funds Sold and Other Short-term Investments

During 2020, the average balance of Federal Funds sold and other short-term investments was $748.1 million, an increase from $477.2 million in 2019.  The average rate earned on these assets was 0.26% in 2020 and 2.20% in 2019.  The higher average balances did not offset several target rate decreases.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $1.1 billion for 2020, compared to $408.6 million at year-end 2019.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2020, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2021 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $4.74 billion in 2020, compared to approximately $4.41 billion in 2019, an increase of $333.4 million.  Changes in deposit categories (average balances 2020 versus 2019) included: demand deposits up $140.0 million, interest-bearing checking deposits up $96.7 million, savings up $57.5 million, money market up $106.6 million and time deposits down $67.3 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in retail deposits reflects the focus on growing funding sources by providing core banking services better, faster and at competitive rates.  Additionally, we also believe the increase in retail deposits continues to reflect of the desire of customers to have additional funds in the safety and security offered by TrustCo’s long history of conservative banking.  Also contributing to the increase in retail deposits was federal stimulus checks sent to eligible customers from the Internal Revenue Service.  The increase in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2020 vs.	2019 vs.	Components of Total Funding
	2020	2019	2018	2019	2018	2020	2019	2018

Retail deposits
Demand deposits	$567,265	427,276	396,367	139,989	30,909	11.5%	9.4	9.0
Savings	1,191,532	1,134,050	1,241,619	57,482	(107,569)	24.2	24.8	28.2
Time deposits under $250 thousand	1,126,636	1,189,901	967,765	(63,265)	222,136	22.9	26.0	22.0
Interest bearing checking accounts	971,385	874,700	897,378	96,685	(22,678)	19.7	19.1	20.4
Money market deposits	662,107	555,547	521,233	106,560	34,314	13.5	12.2	11.8
Total retail deposits	4,518,925	4,181,474	4,024,362	337,451	157,112	91.8	91.5	91.4
Time deposits over $250 thousand	223,527	227,586	182,215	(4,059)	45,371	4.5	5.0	4.1
Short-term borrowings	180,065	159,220	194,810	20,845	(35,590)	3.7	3.5	4.4
Total purchased liabilities	403,592	386,806	377,025	16,786	9,781	8.2	8.5	8.6
Total sources of funding	$4,922,517	4,568,280	4,401,387	354,237	166,893	100.0%	100.0	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2020			2019			2018
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$4,163,399	165,964	3.99%	$3,926,199	166,610	4.24%	$3,746,082	158,304	4.23%

Securities available for sale:
U.S. government sponsored enterprises	38,508	568	1.48	156,292	3,209	2.05	155,381	3,112	2.00
State and political subdivisions	111	9	7.82	167	13	7.78	414	34	8.21
Mortgage backed securities and collateralized mortgage obligations-residential	333,093	6,131	1.84	345,718	8,219	2.38	294,732	6,593	2.24
Corporate bonds	50,982	1,721	3.38	34,637	1,096	3.16	30,310	687	2.27
Small Business Administration- guaranteed participation securities	44,379	902	2.03	53,269	1,121	2.10	63,430	1,339	2.11
Mortgage backed securities and collateralized mortgage obligations-commercial	-	-	-	-	-	-	2,769	37	1.33
Other	686	23	3.35	685	22	3.21	685	18	2.63
Total securities available for sale	467,759	9,354	2.00	590,768	13,680	2.32	547,721	11,820	2.16
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	16,376	604	3.69	20,643	797	3.86	24,801	962	3.88
Total held to maturity securities	16,376	604	3.69	20,643	797	3.86	24,801	962	3.88
Federal Reserve Bank and Federal Home
Loan Bank stock	7,381	421	5.70	9,123	568	6.23	8,907	564	6.33
Federal funds sold and other short-term investments	748,085	1,948	0.26	477,181	10,478	2.20	495,066	9,276	1.87
Total interest earning assets	5,403,000	178,291	3.30%	5,023,914	192,133	3.82%	4,822,577	180,926	3.75%
Allowance for loan losses	(47,330)			(44,639)			(44,651)
Cash and noninterest earning assets	197,966			182,545			122,524
Total assets	$5,553,636			$5,161,820			$4,900,450
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$971,385	148	0.02%	$874,700	288	0.03%	$897,378	442	0.05%
Savings	1,191,532	716	0.06	1,134,050	1,338	0.12	1,241,619	1,657	0.13
Time deposits and money markets	2,012,270	22,834	1.13	1,973,034	33,227	1.68	1,671,213	16,859	1.01
Total interest bearing deposits	4,175,187	23,698	0.57	3,981,784	34,853	0.88	3,810,210	18,958	0.50
Short-term borrowings	180,065	1,010	0.56	159,220	1,468	0.92	194,810	1,270	0.65
Total interest bearing liabilities	4,355,252	24,708	0.57%	4,141,004	36,321	0.88%	4,005,020	20,228	0.51%
Demand deposits	567,265			427,276			396,367
Other liabilities	77,487			80,051			28,249
Shareholders' equity	553,632			513,489			470,814
Total liabilities and shareholders' equity	$5,553,636			$5,161,820			$4,900,450
Net interest income - tax equivalent		153,583			155,812			160,698
Taxable equivalent adjustment		(3)			(5)			(12)
Net interest income		153,580			155,807			160,686
Net interest spread			2.73%			2.94%			3.25%
Net interest margin (net interest income to total interest earnings assets)			2.84			3.10			3.33
Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income on a tax equivalent basis were 21.0% and 6.0%, respectively, for 2020, 2019 and 2018.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $7.1 million, ($3.6) million, and ($13.8) million in 2020, 2019, and 2018, respectively, of net unrealized income (loss), net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized loss has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits, as well as interest bearing assets and yields, decreased primarily as a result of the current economic environment resulting from the pandemic.

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

Other funding sources: The Company had $180.1 million of average short‑term borrowings outstanding during 2020, compared to $159.2 million in 2019.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.56% in 2020 and 0.92% in 2019.  This resulted in interest expense of approximately $1.0 million in 2020, compared to $1.5 million in 2019.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR
(dollars in thousands)	Years ended December 31,
	2020	2019	2018	2017	2016
Individuals, partnerships and corporations	$4,700,635	4,380,866	4,184,850	4,149,832	4,127,587
U.S. Government	-	-	-	-	-
States and political subdivisions	15,709	8,663	3,007	2,765	3,085
Other (certified and official checks, etc.)	26,108	19,531	18,720	18,799	18,529
Total average deposits by type of depositor	$4,742,452	4,409,060	4,206,577	4,171,396	4,149,201

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND
(dollars in thousands)
As of December 31, 2020

Under 3 months	$62,995
3 to 6 months	29,760
6 to 12 months	97,856
Over 12 months	29,264

Total	$219,875
VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2020 vs. 2019			2019 vs. 2018
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):
Federal funds sold and other short-term investments	$(8,530)	3,909	(12,439)	$1,202	(351)	$1,553
Securities available for sale:
Taxable	(4,322)	(1,853)	(2,469)	1,881	1,092	789
Tax-exempt	(4)	(4)	-	(21)	(20)	(1)
Total securities available for sale	(4,326)	(1,857)	(2,469)	1,860	1,072	788
Held to maturity securities (taxable)	(193)	(159)	(34)	(165)	(160)	(5)
Federal Reserve Bank and Federal Home Loan Bank stock	(147)	(102)	(45)	4	34	(30)
Loans, net	(646)	9,646	(10,292)	8,306	7,400	906
Total interest income	(13,842)	11,437	(25,279)	11,207	7,995	3,212

Interest expense:
Interest bearing checking accounts	(140)	22	(162)	(154)	(9)	(145)
Savings	(622)	68	(690)	(319)	(169)	(150)
Time deposits and money markets	(10,393)	(611)	(9,782)	16,368	4,178	12,190
Short-term borrowings	(458)	172	(630)	198	(261)	459
Total interest expense	(11,613)	(349)	(11,264)	16,093	3,739	12,354
Net interest income (TE)	$(2,229)	11,786	(14,015)	$(4,886)	4,256	(9,142)

Capital Resources
Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements.  The regulatory capital rules contain a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and the risk-weight of certain assets.  In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (known as the capital conservation buffer) above the minimum risk-based capital levels in order to avoid restrictions on dividends, repurchase shares, or payment of discretionary bonuses.  The new rule was phased-in over several years and is fully in effect in 2020.

As of December 31, 2020, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2020 and 2019, Trustco Bank met the definition of “well-capitalized.”

The federal bank regulatory agencies have adopted rules creating a “community bank leverage ratio” framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies.

The new rule was effective as of January 1, 2020.  Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it has decided it will not opt-in to the framework.

The Company’s dividend payout ratio was 50.12% of net income in 2020 and 45.60% of net income in 2019.  The per-share dividend paid was $0.2725 in 2020 and in 2019.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo’s consolidated Tier 1 risk-based capital was 19.19% of risk-adjusted assets at December 31, 2020, and 18.99% of risk‑adjusted assets at December 31, 2019.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2020 was 9.65%, as compared to 10.25% at year-end 2019.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 9,354 participants.  During 2020, $1.7 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRP also allows for additional purchases by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2020, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2020 and 2019 totaled $21.6 million and $22.4 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.50% in 2020 and 0.51% in 2019.  As of December 31, 2020 and 2019, there were $7.1 million and $6.9 million, respectively, of loans in non-accruing status that were less than 90 days past due.

NONPERFORMING ASSETS

At December 31, 2020, nonperforming loans include a mix of commercial and residential loans.  Of the total nonaccrual loans of $21.1 million, $20.6 were residential real estate loans and $452 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions generally deteriorated as uncertainty surrounding COVID-19 developed and continued throughout the year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2020, 72.1% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 27.9% of the loan portfolio are Florida loans.  At December 31, 2020, 5.6% of nonperforming loans were in Florida and 94.4% were in the Company’s New York area markets.  At December 31, 2020 nonperforming Florida loans amounted to $1.2 million compared to $1.6 million at December 31, 2019.

(dollars in thousands)	As of December 31,
	2020		2019	2018	2017	2016
Loans in nonaccrual status	$21,061		20,840	24,952	24,339	25,018
Restructured retail loans	23		29	34	38	42
Total nonperforming loans	21,084		20,869	24,986	24,377	25,060
Foreclosed real estate	541		1,579	1,676	3,246	4,268
Total nonperforming assets	$21,625		22,448	26,662	27,623	29,328
Allowance for loan losses	$49,595		44,317	44,766	44,170	43,890
Allowance coverage of nonperforming loans	2.35	x	2.12	1.79	1.81	1.75
Nonperforming loans as a % of total loans	0.50%		0.51	0.64	0.67	0.73
Nonperforming assets as a % of total assets	0.37%		0.43	0.54	0.56	0.60

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $1.0 and $1.4 million of commercial loans classified as impaired as of December 31, 2020 and 2019, respectively.  In addition, there were $20.6 million and $19.5 million of residential TDRs classified as impaired at December 31, 2020 and 2019, respectively.  Generally, residential TDRs involve the borrower filing for bankruptcy protection.  The average balances of all impaired loans were $20.8 million during 2020, $21.0 million in 2019 and $23.1 million in 2018.

As noted above, Loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable federal banking agency guidance are excluded from evaluation of TDR classification and will continue to be reported as current during the payment deferral period. Loans not meeting the CARES Act or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs, and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2020, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  None of these loans involve more than normal risk of collectability or present other unfavorable features.

At year-end 2020 and 2019 there were $541 thousand and $1.6 million of foreclosed real estate, respectively.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Loan Losses
The Company maintains an allowance for loan losses that is available to absorb losses on loans that management determines are uncollectible.  The balance of the allowance is maintained at a level that is, in management’s judgment, representative of probable incurred losses related to the loan portfolio at the end of the reporting period.

The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the held for investment loan portfolio.  In determining the allowance, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably estimated.  On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature of the portfolio, industry concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses, and the impacts of local, regional and national economic factors on the quality of the loan portfolio.  Based on this analysis, we record a provision for loan losses in order to maintain the allowance at appropriate levels.
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
 The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans charged off in 2020 and 2019 were $322 thousand and $608 thousand, respectively.  The decrease in net charge-offs was the primarily the result of lower gross charge offs in both the New York and Florida residential and commercial segments of the portfolio, partially offset by less recoveries in both the New York and Florida residential and commercial segments of the portfolio.   New York commercial gross recoveries were down $36 thousand from 2019 to 2020, while residential gross recoveries were down $182 thousand in 2020 relative to 2019, and installment recoveries were down $9 thousand from 2019 to 2020.  Total gross charge-offs in 2020 were $661 thousand versus $1.2 million in 2019.  There were no Florida commercial charge-offs in either 2020 or 2019, and New York commercial charge-offs increased $16 thousand form 2019 to 2020.   Residential gross charge-offs were down $570 thousand from 2019 to 2020 while total gross installment charge‑offs increased $8 thousand from 2019 to 2020.  The changes in gross and net charge-offs in these categories reflected economic and market changes.  During 2020, 27.02% of net charge-offs were on residential real estate loans, 64.91% were on installment loans, and commercial loans were 8.07%, compared to an average loan mix of 5.3% commercial, 94.5% real estate (including home equity products) and 0.2% installment.    The Company recorded a $5.6 million dollar provision for loan losses in 2020 compared to $159 thousand in 2019.  The increase in the provision for loan losses in 2020 was primarily driven by the uncertainty in the current economic environment resulting from COVID-19.
The allowance for loan losses increased from $44.3 million at December 31, 2019, or 1.09% of total loans at that date, to $49.6 million at December 31, 2020, or 1.17% of total loans at that date.
Conditions in most of the Bank’s market areas are stabilizing or improving from earlier in the year however, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.
As noted in Note 18, in September 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“CECL”) which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  As previously disclosed, the Company formed a cross-functional team to work through its implementation of the plan. The Company has selected the Discounted Cash Flow modeling method and is running parallel processes and is working to finalize assessment and documentation of processes, data and model validation testing, qualitative factors and forecast periods. The company has selected a third party software solution to assist in the application of the new standard.   The ultimate impact upon adoption will depend on the characteristics of the Banks’s portfolios, macroeconomic conditions, and the finalized validation of models and methodologies, as well as other management judgments. We do not expect any material allowance adjustments that will impact operations or any key performance indicators of the Company.  The Company had previously elected to delay its adoption of CECL, as provided by the CARES Act until the date on which the National Emergency concerning COVID-19 was terminated or December 31, 2020, whichever occurred first.  The December 31, 2020 adoption date under the CARES Act was extended to January 1, 2022 as a part of the COVID-19 Relief Bill, which became law in December 2020, and therefore the Company now intends to adopt CECL on January 1, 2022.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2020	2019	2018	2017	2016
Amount of loans outstanding at end of year (less unearned income)	$4,244,470	4,062,196	3,874,096	3,636,407	3,430,586
Average loans outstanding during year (less average unearned income)	4,163,399	3,926,199	3,746,082	3,514,900	3,348,324
Balance of allowance at beginning of year	44,317	44,766	44,170	43,890	44,762
Loans charged off:
Commercial and commercial real estate	36	20	100	72	795
Real estate mortgage - 1 to 4 family	404	974	846	2,220	3,573
Installment	221	213	257	219	342
Total	661	1,207	1,203	2,511	4,710
Recoveries of loans previously charged off:
Commercial and commercial real estate	10	46	10	96	207
Real estate mortgage - 1 to 4 family	317	532	351	669	617
Installment	12	21	38	26	64
Total	339	599	399	791	888
Net loans charged off	322	608	804	1,720	3,822
Provision for loan losses	5,600	159	1,400	2,000	2,950
Balance of allowance at end of year	$49,595	44,317	44,766	44,170	43,890

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.01%	0.02	0.02	0.05	0.11

Allowance as a percent of loans outstanding at end of year	1.17	1.09	1.16	1.21	1.28
Allocation of the Allowance for Loan Losses
The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of December 31, 2020		As of December 31, 2019
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$3,975	4.67%	$3,805	4.47%
Real estate - construction	290	0.58%	311	0.70%
Real estate mortgage - 1 to 4 family	41,228	88.81%	35,632	87.96%
Home equity lines of credit	3,597	5.71%	3,999	6.60%
Installment Loans	505	0.23%	570	0.27%
	$49,595	100.00%	$44,317	100.00%

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

In monitoring interest rate risk, management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits.  Interest rate risk management also must take into consideration, among other factors, the Company’s overall credit, operating income, operating cost, and capital profile.  The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential net interest income and change in the fair value of capital as a result of changes in market interest rates.

The Company uses a third party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income.  The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet.  Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model.  This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company.  The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this model, the fair values of capital projections as of December 31, 2020 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2020.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

As of December 31, 2020	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	19.50%
+300 BP	19.50
+200 BP	19.40
+100 BP	19.40
Current rates	18.50
-100 BP	14.50

At December 31, 2020, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 9.65%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 18.50% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 9.65% at December 31, 2020, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2020.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is asset sensitive on a cumulative basis when measured in the less than 1 year, 1-5 years, and the over 5 years buckets.  The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY
(dollars in thousands)	At December 31, 2020
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$2,059,157	$2,099,005	$1,605,983	$137,651	$5,901,796
Cumulative total assets	$2,059,157	4,158,162	5,764,145	5,901,796
Total liabilities and shareholders' equity	$2,005,997	237,298	3,008,709	649,792	5,901,796
Cumulative total liabilities and shareholders' equity	$2,005,997	2,243,295	5,252,004	5,901,796

Cumulative interest sensitivity gap	$53,160	1,914,867	512,141
Cumulative gap as a % of interest earning assets for the period	2.6%	46.1%	8.9%
Cumulative interest sensitive assets to liabilities	102.7%	185.4%	109.8%

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

The Company actively manages its liquidity position through target ratios established under its asset/liability management policies.  Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels as provided in its asset/liability management policies.  Management has also developed various contingent liquidity alternatives, such as borrowings from the FHLBNY and the FRBNY, and through the utilization of brokered CDs, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.51 billion in 2020 and $4.18 billion in 2019.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2020, the average balance of purchased liabilities was $415.9 million, compared with $386.8 million in 2019.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2020 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

The Company’s overall liquidity position is favorable compared to its peers.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2020, TrustCo’s loan to deposit ratio was 84.29% compared to 91.28% at December 31, 2019, while the median peer group of all publically traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 86.22% and 93.21, respectively.  In addition, at December 31, 2020 and 2019, the Company had cash and cash equivalents totaling $1.1 billion and $456.8 million, respectively, as well as unpledged securities available for sale with a fair value of $169.6 million and $327.9 million, respectively.

Off-Balance Sheet Risk
Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2020 and 2019, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $458.2 million and $424.0 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.4 million and $9.6 million at December 31, 2020 and 2019, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2020 and 2019 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $17.2 million in 2020, $18.6 million in 2019 and $18.1 million in 2018.  There was $1.2 million from net gain on securities transactions in 2020.  There was no net gain or loss on securities transactions in 2019 and 2018.  Fees for services to customers was down $1.3 million in 2020 compared to 2019 primarily as a result of less overdraft fees.  Other income was down $1.1 million in 2020 compared to 2019 primarily as a result of one time fees in 2019 of $176 thousand from the sale of the credit card portfolio, $349 thousand from the sale of non-performing loans, and $350 thousand from the recovery of a legal judgment.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $6.3 million in 2020, $6.4 million in 2019 and $6.3 million in 2018.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity.  At December 31, 2020, 2019 and 2018, fair value of assets under management by the Trustco Financial Services were approximately $996.7 million, $927.5 million and $802.6 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

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

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2020 vs. 2019
	2020	2019	2018	Amount	Percent

Trustco Financial Services income	$6,279	6,387	6,283	$(108)	(1.7)%
Fees for services to customers	8,779	10,110	10,912	(1,331)	(13.2)
Net gain on securities transactions	1,155	-	-	1,155	-
Other	957	2,094	886	(1,137)	(54.3)
Total noninterest income	$17,170	18,591	18,081	$(1,421)	(7.6)%

Noninterest expense: Noninterest expense was $95.7 million in 2020, and $97.7 million in 2019 and 2018.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 57.5% for 2020.  TrustCo’s efficiency ratio was 56.4% in 2020, 56.1% in 2019 and 54.0% in 2018.  In 2020 the ratio excludes net gain on securities transactions.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2020 vs. 2019
	2020	2019	2018	Amount	Percent

Salaries and employee benefits	$45,647	46,630	42,107	$(983)	(2.1)%
Net occupancy expense	17,519	16,666	17,213	853	5.1
Equipment expense	6,636	7,068	7,068	(432)	(6.1)
Professional services	5,618	6,174	6,555	(556)	(9.0)
Outsourced services	7,750	7,600	7,500	150	2.0
Advertising expense	1,921	2,521	3,020	(600)	(23.8)
FDIC and other insurance	2,220	1,787	2,741	433	24.2
Other real estate expense (income), net	92	(166)	1,231	258	(155.4)
Other	8,301	9,450	10,278	(1,149)	(12.2)
Total noninterest expense	$95,704	97,730	97,713	$(2,026)	(2.1)%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2020, these expenses amounted to $45.6 million, compared with $46.6 million in 2019 and $42.1 million in 2018.  The decrease in salaries and benefits in 2020 was primarily due to fluctuations in headcount as well as a decrease in the Company’s stock price which contributed to lower stock-based compensation expenses.  Full time equivalent headcount decreased from 814 as of December 31, 2019 to 778 as of December 31, 2020.  The reduction in headcount as compared to the prior year was not due to the effects of the pandemic.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net occupancy expense increased during 2020 compared to 2019 primarily as a result of an increase in maintenance and cleaning expenses incurred as a result of the pandemic.

Professional services expense was $5.6 million in 2020, compared to $6.2 million in 2019 and $6.6 million in 2018.  The decrease in these costs in 2020 compared to 2019 was driven by the reduced use of various consultants and experts, as well as less legal fees relating to the foreclosure moratorium.

Advertising expense decreased during 2020 compared to 2019 primarily as a result of an increase in targeted digital marketing that has proven to be more effective and has reduced costs.

FDIC and other insurance expense was $2.2 million in 2020, $1.8 million in 2019 and $2.7 million in 2018.  The increase in 2020 was primarily due to credits received in 2019 as a result of the FDIC reaching the Deposit Reserve Fund reserve ratio.

Other real estate expense was $92 thousand in 2020, compared to other real estate income of $166 thousand in 2019 and other real estate expense of $1.2 million in 2018. Included in ORE expense (income) during 2020, 2019 and 2018 were write downs of properties included in ORE totaling $120 thousand, $366 thousand and $769 thousand, respectively. Additionally, included in ORE expense (income) during 2020, 2019 and 2018 were gains of $347 thousand, $1.3 million and $614 thousand, respectively.

Changes in other noninterest expense items are the results of normal banking activities.

The overall decrease in expenses for the year ended December 31, 2020 as compared to 2019 and 2018 is primarily a result of the Company’s continued efforts to control costs.

Income Tax

TrustCo recognized income tax expense of $17.0 million, $18.7 million and $18.2 million in 2020, 2019 and 2018, respectively.  The effective tax rates were 24.5% in 2020, 24.4% in 2019, and 22.9% in 2018.

Contractual Obligations
The Company is contractually obligated to make the following payments on leases as of December 31, 2020:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating leases	$8,172	15,132	14,202	23,620	61,126

In addition, the Company is contractually obligated to pay data processing vendors approximately $7 million to $8 million per year through 2025.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.9 to $2.1 million per year through 2030.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $6.6 million and $6.1 million, respectively, as of December 31, 2020 and 2019. Actual payments under the plan are made in accordance with the plan provisions.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2020, 2019 and 2018 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increasing cost of operations.

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

Pursuant to recent Securities and Exchange Commission (“SEC”) guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies – those most important to the portrayal of the Company’s financial condition and results, and that require management’s most difficult subjective or complex judgments.  Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2020 Annual Report on Form 10‑K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

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

The provision for loan losses is based upon Management’s evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectability may not be assured, the existence and estimated fair value of any underlying collateral, guarantees securing the loans, and current economic and market conditions.  Although Management uses current and relevant information available in relation to their loan portfolio, the adequacy of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company’s loans are secured by real estate in primarily New York and Florida. Accordingly, the collectability of a substantial portion of the carrying value of the Company’s loan portfolio is susceptible to changes in local market economic conditions and may experience adverse changes. Future adjustments to the provision for loan losses and allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company’s control.

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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•
The current COVID-19 pandemic, the effects of which could, and in some instances has, caused us to experience a decline in the demand for products and services; an increase in loan delinquencies; problem assets and foreclosures; a decline in collateral value; a work stoppage, forced quarantine, or other interruption or the unavailability of key employees; an increase in the allowance for loan losses; a reduction in wealth management revenues; an increase in Federal Deposit Insurance Corporation premiums; a reduction in the value of the securities portfolio; or a decline in the net worth and liquidity of loan guarantors;

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

•
the future earnings and capital levels of TrustCo and Trustco Bank and the continued non objection from TrustCo’s and Trustco Bank’s primary federal banking regulators under regulatory rules to distribute capital from Trustco Bank to TrustCo, which could affect the ability of TrustCo to pay dividends;

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

•	changes in management personnel;

•	real estate and collateral values;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board or the Public Company Accounting Oversight Board;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	technological changes and electronic, cyber and physical security breaches;

•	changes in local market areas and general business and economic trends;

•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2020.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2020					2019
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$46,611	44,569	43,988	43,120	178,288	$47,413	48,664	48,528	47,523	192,128
Interest expense	8,058	6,888	5,823	3,939	24,708	7,681	9,473	9,885	9,282	36,321
Net interest income	38,553	37,681	38,165	39,181	153,580	39,732	39,191	38,643	38,241	155,807
Provision for loan losses	2,000	2,000	1,000	600	5,600	300	(341)	-	200	159
Net interest income after provison for loan losses	36,553	35,681	37,165	38,581	147,980	39,432	39,532	38,643	38,041	155,648
Noninterest income	5,334	3,426	4,341	4,069	17,170	4,637	4,914	4,925	4,115	18,591
Noninterest expense	24,268	23,932	22,674	24,830	95,704	24,867	24,902	24,070	23,891	97,730
Income before income taxes	17,619	15,175	18,832	17,820	69,446	19,202	19,544	19,498	18,265	76,509
Income tax expense	4,306	3,921	4,761	4,006	16,994	4,644	4,877	4,790	4,358	18,669
Net income	$13,313	11,254	14,071	13,814	52,452	$14,558	14,667	14,708	13,907	57,840
Per share data:
Basic earnings	$0.138	0.117	0.146	0.143	0.544	$0.150	0.152	0.152	0.143	0.597
Diluted earnings	0.138	0.117	0.146	0.143	0.543	0.150	0.151	0.152	0.143	0.597
Cash dividends declared	0.0681	0.0681	0.0681	0.0681	0.2725	0.0681	0.0681	0.0681	0.0681	0.2725

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years ended December 31,
	2020	2019	2018	2017	2016
Statement of income data:
Interest and dividend income	$178,288	192,128	180,914	168,960	161,359
Interest expense	24,708	36,321	20,228	14,592	15,304
Net interest income	153,580	155,807	160,686	154,368	146,055
Provision for loan losses	5,600	159	1,400	2,000	2,950
Net interest income after provision for loan losses	147,980	155,648	159,286	152,368	143,105
Noninterest income	16,015	18,591	18,081	18,373	18,344
Net gain on securities transactions	1,155	-	-	-	668
Noninterest expense	95,704	97,730	97,713	93,994	93,827
Income before income taxes	69,446	76,509	79,654	76,747	68,290
Income taxes	16,994	18,669	18,209	33,602	25,689
Net income	$52,452	57,840	61,445	43,145	42,601
Share data:
Average equivalent diluted shares (in thousands)	96,517	96,927	96,646	96,222	95,648
Book value	$5.89	5.55	5.07	4.75	4.52
Cash dividends	0.273	0.273	0.267	0.263	0.263
Basic earnings	0.544	0.597	0.637	0.449	0.446
Diluted earnings	0.543	0.597	0.636	0.448	0.445
Financial:
Return on average assets	0.94%	1.12%	1.25	0.88	0.89
Return on average shareholders' equity	9.47	11.26	13.05	9.64	9.94
Cash dividend payout ratio	50.12	45.60	42.02	58.44	58.88
Tier 1 capital to assets (leverage ratio)	9.65	10.25	10.13	9.45	9.11
Tier 1 capital as a % of total risk adjusted assets	19.19	18.99	18.79	18.02	17.78
Common equity tier 1 capital ratio	19.19	18.99	18.79	18.02	17.78
Total capital as a % of total risk adjusted assets	20.44	20.24	20.05	19.28	19.04
Efficiency ratio*	56.38	56.13	53.97	53.75	55.67
Net interest margin	2.84	3.10	3.33	3.22	3.11
Average balances:
Total assets	$5,553,636	5,161,820	4,900,450	4,875,668	4,790,701
Earning assets	5,403,000	5,023,914	4,822,577	4,790,890	4,698,630
Loans, net	4,163,399	3,926,199	3,746,082	3,514,900	3,348,324
Allowance for loan losses	(47,330)	(44,639)	(44,651)	(44,319)	(44,718)
Securities available for sale	467,759	590,768	547,721	617,180	627,341
Held to maturity securities	16,376	20,643	24,801	37,929	50,975
Federal Reserve Bank and Federal Home Loan Bank stock	7,381	9,123	8,907	9,295	9,554
Deposits	4,742,452	4,409,060	4,206,577	4,171,396	4,149,201
Short-term borrowings	180,065	159,220	194,810	228,086	185,672
Shareholders' equity	553,632	513,489	470,814	447,680	428,389

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

(dollars in thousands, except per share amounts) (Unaudited)
	Years ended
	12/31/20	12/31/19	12/31/18	12/31/17	12/31/16
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$153,580	155,807	160,686	154,368	146,055
Taxable Equivalent Adjustment	3	5	12	45	54
Net interest income (Taxable Equivalent) (Non-GAAP)	153,583	155,812	160,698	154,413	146,109

Total Interest Earning Assets	5,403,000	5,023,914	4,822,577	4,790,890	4,698,630

Net Interest Margin (GAAP)	2.84%	3.10%	3.33%	3.22%	3.11%
Taxable Equivalent Net Interest Margin (Non-GAAP)	2.84%	3.10%	3.33%	3.22%	3.11%

	Years ended
	12/31/20	12/31/19	12/31/18	12/31/17	12/31/16
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	$153,583	155,812	160,698	154,413	146,109
Non-interest income (GAAP)	17,170	18,591	18,081	18,373	19,012
Less: Net gain on securities	1,155	-	-	-	668
Less: Net gain on sale of building and net gain on sale of nonperforming loans	-	-	-	84	493
Revenue used for efficiency ratio (Non-GAAP)	169,598	174,403	178,779	172,702	163,960

Total Noninterest expense (GAAP)	95,704	97,730	97,713	93,994	93,827
Less: Other real estate (income) expense, net	92	(166)	1,231	1,171	2,558
Expenses used for efficiency ratio (Non-GAAP)	95,612	97,896	96,482	92,823	91,269

Efficiency Ratio	56.38%	56.13%	53.97%	53.75%	55.67%

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
Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2020.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2020, the Company maintained effective internal control over financial reporting.
The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer
February 26, 2021

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2020, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

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

New York, New York
February 26, 2021

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2020	2019	2018

Interest and dividend income:
Interest and fees on loans	$165,964	166,610	158,304
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	568	3,209	3,112
State and political subdivisions	6	8	22
Mortgage-backed securities and collateralized mortgage obligations-residential	6,131	8,219	6,593
Corporate bonds	1,721	1,096	687
Small Business Administration-guaranteed participation securities	902	1,121	1,339
Mortgage-backed securities and collateralized mortgage obligations-commercial	-	-	37
Other	23	22	18
Total interest and dividends on securities available for sale	9,351	13,675	11,808

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	604	797	962
Total interest on held to maturity securities	604	797	962

Federal Reserve Bank and Federal Home Loan Bank stock	421	568	564
Interest on federal funds sold and other short-term investments	1,948	10,478	9,276
Total interest and dividend income	178,288	192,128	180,914

Interest expense:
Interest on deposits	23,698	34,853	18,958
Interest on short-term borrowings	1,010	1,468	1,270
Total interest expense	24,708	36,321	20,228

Net interest income	153,580	155,807	160,686
Provision for loan losses	5,600	159	1,400
Net interest income after provision for loan losses	147,980	155,648	159,286

Noninterest income:
Trustco Financial Services income	6,279	6,387	6,283
Fees for services to customers	8,779	10,110	10,912
Net gain on securities transactions	1,155	-	-
Other	957	2,094	886
Total noninterest income	17,170	18,591	18,081

Noninterest expense:
Salaries and employee benefits	45,647	46,630	42,107
Net occupancy expense	17,519	16,666	17,213
Equipment expense	6,636	7,068	7,068
Professional services	5,618	6,174	6,555
Outsourced services	7,750	7,600	7,500
Advertising expense	1,921	2,521	3,020
FDIC and other insurance expense	2,220	1,787	2,741
Other real estate expense (income), net	92	(166)	1,231
Other	8,301	9,450	10,278
Total noninterest expense	95,704	97,730	97,713

Income before income taxes	69,446	76,509	79,654
Income taxes	16,994	18,669	18,209
Net income	$52,452	57,840	61,445

Earnings per share:
Basic	$0.544	0.597	0.637
Diluted	0.543	0.597	0.636

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2020	2019	2018

Net income	$52,452	57,840	61,445

Net unrealized holding gain (loss) on securities available for sale	10,475	14,459	(5,328)
Reclassification adjustments for net gain recognized in income	(1,155)	-	-
Tax effect	(2,420)	(3,757)	1,384
Net unrealized gain (loss) on securities available for sale, net of tax	6,900	10,702	(3,944)

Change in overfunded position in pension and postretirement plans arising during the year	1,681	5,967	(3,684)
Tax effect	(437)	(1,550)	957
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	1,244	4,417	(2,727)

Amortization of net actuarial gain	(708)	(274)	(556)
Amortization of prior service credit	(196)	(197)	(100)
Tax effect	235	122	170
Amortization of net actuarial gain and prior service credit on pension and postretirement plans, net of tax	(669)	(349)	(486)

Other comprehensive income (loss), net of tax	7,475	14,770	(7,157)
Comprehensive income	$59,927	72,610	54,288

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2020	2019
ASSETS

Cash and due from banks	$47,196	48,198
Federal funds sold and other short term investments	1,059,903	408,648
Total cash and cash equivalents	1,107,099	456,846
Securities available for sale	439,071	573,823
Held to maturity securities ($14,988 and $19,680 fair value at December 31, 2020 and 2019, respectively)	13,824	18,618
Federal Reserve Bank and Federal Home Loan Bank stock	5,506	9,183
Loans, net of deferred net costs	4,244,470	4,062,196
Less: Allowance for loan losses	49,595	44,317
Net loans	4,194,875	4,017,879
Bank premises and equipment, net	34,412	34,622
Operating lease right-of-use assets	47,885	51,475
Other assets	59,124	58,876

Total assets	$5,901,796	5,221,322

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand	$652,756	463,858
Savings accounts	1,285,501	1,113,146
Interest-bearing checking	1,086,558	875,672
Money market deposit accounts	716,005	599,163
Time accounts	1,296,373	1,398,177
Total deposits	5,037,193	4,450,016
Short-term borrowings	214,755	148,666
Operating lease liabilities	52,784	56,553
Accrued expenses and other liabilities	28,903	27,830

Total liabilities	5,333,635	4,683,065

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY:

Capital stock: $1 par value; 150,000,000 shares authorized, 100,204,832 shares issued at December 31, 2020 and 2019	100,205	100,205
Surplus	176,442	176,427
Undivided profits	313,974	288,067
Accumulated other comprehensive income, net of tax	11,936	4,461
Treasury stock: 3,772,175 and 3,283,175 shares, at cost, at December 31, 2020 and 2019, respectively	(34,396)	(30,903)

Total shareholders' equity	568,161	538,257

Total liabilities and shareholders' equity	$5,901,796	5,221,322
See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders' Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2018	$99,998	175,651	219,436	(1,806)	(34,971)	458,308
Net Income	-	-	61,445	-	-	61,445
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained Earnings, Tax Effect	-	-	1,346	(1,346)	-	-
Change in other comprehensive income (loss), net of tax	-	-	-	(7,157)	-	(7,157)
Stock option exercises	177	1,082	-	-	-	1,259
Cash dividend declared, $0.2675 per share	-	-	(25,830)	-	-	(25,830)
Purchase of treasury stock (81,940 shares)	-	-	-	-	(718)	(718)
Sale of treasury stock (274,671 shares)	-	(196)	-	-	2,587	2,391
Stock based compensation expense	-	173	-	-	-	173
Ending balance, December 31, 2018	$100,175	176,710	256,397	(10,309)	(33,102)	489,871

Net income	-	-	57,840	-	-	57,840
Change in other comprehensive income (loss), net of tax	-	-	-	14,770	-	14,770
Stock options exercises	30	155	-	-	-	185
Cash dividend declared, $0.2725 per share	-	-	(26,170)	-	-	(26,170)
Purchase of treasury stock (4,131 shares)	-	-	-	-	(35)	(35)
Sale of treasury stock (237,396 shares)	-	(443)	-	-	2,234	1,791
Stock based compensation expense	-	5	-	-	-	5
Ending balance, December 31, 2019	$100,205	176,427	288,067	4,461	(30,903)	538,257

Net income	-	-	52,452	-	-	52,452
Change in other comprehensive income (loss), net of tax	-	-	-	7,475	-	7,475
Cash dividend declared, $0.2725 per share	-	-	(26,545)	-	-	(26,545)
Purchase of treasury stock (489,000 shares)	-	-	-	-	(3,493)	(3,493)
Stock based compensation expense	-	15	-	-	-	15
Ending balance, December 31, 2020	$100,205	176,442	313,974	11,936	(34,396)	568,161

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$52,452	57,840	61,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,040	3,954	4,109
Amortization of right-of-use asset	6,138	5,989	-
Net gain on sale of other real estate owned	(347)	(1,316)	(613)
Writedown of other real estate owned	120	366	769
Provision for loan losses	5,600	159	1,400
Deferred tax (benefit) expense	(1,067)	1,139	2,556
Net amortization of securities	3,883	2,971	3,147
Stock based compensation expense	15	5	173
Net gain on sale of bank premises and equipment	-	(3)	(1)
Net gain on securities transactions	(1,155)	-	-
(Increase) Decrease in taxes receivable	(1,243)	2,049	1,683
Decrease in interest receivable	884	426	100
(Decrease) Increase in interest payable	(985)	435	487
Increase in other assets	(2,625)	(4,013)	(6,386)
Decrease in operating lease liabilities	(6,317)	(6,093)	-
Increase (Decrease) in accrued expenses and other liabilities	2,764	(110)	(1,229)
Total adjustments	9,705	5,958	6,195
Net cash provided by operating activities	62,157	63,798	67,640
Cash flows from investing activities:
Proceeds from sales, paydowns and calls of securities available for sale	276,843	192,003	78,230
Purchases of securities available for sale	(145,339)	(262,754)	(61,807)
Proceeds from maturities of securities available for sale	10,007	10,052	45,604
Proceeds from calls and maturities of held to maturity securities	4,627	3,710	5,050
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(380)	(230)	(174)
Proceeds from redemptions of Federal Reserve Bank stock	4,057	-	-
Net increase in loans	(183,320)	(193,283)	(241,149)
Proceeds from dispositions of other real estate owned	1,989	5,622	4,071
Proceeds from dispositions of bank premises and equipment	-	15	1
Purchases of bank premises and equipment	(3,830)	(3,894)	(3,646)
Net cash used in investing activities	(35,346)	(248,759)	(173,820)
Cash flows from financing activities:
Net increase in deposits	587,177	175,769	100,921
Net change in short-term borrowings	66,089	(13,227)	(81,098)
Proceeds from exercise of stock options and related tax benefits	-	185	1,259
Stock based award tax withholding payments	-	-	(37)
Proceeds from sales of treasury stock	-	1,791	2,391
Purchases of treasury stock	(3,493)	(35)	(718)
Dividends paid	(26,331)	(26,385)	(25,569)
Net cash provided by (used in) financing activities	623,442	138,098	(2,851)
Net decrease in cash and cash equivalents	650,253	(46,863)	(109,031)
Cash and cash equivalents at beginning of period	456,846	503,709	612,740
Cash and cash equivalents at end of period	$1,107,099	456,846	503,709

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest paid	$25,693	35,886	19,741
Income taxes paid	18,185	16,806	16,359
Non cash investing and financing activites:
Transfer of loans to real estate owned	724	4,575	2,656
Change in dividends payable	214	(215)	261
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	9,320	14,459	(5,328)
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	(2,420)	(3,757)	1,384
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(904)	(471)	(656)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	235	122	170
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	1,681	5,967	(3,684)
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(437)	(1,550)	957

See accompanying notes to consolidated financial statements

.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

Risks and Uncertainties

Beginning in March 2020, the Company experienced negative impacts to its business in the form of requests for loan deferrals of principal and interest due to the business disruption caused by COVID-19.  In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. On March 3, 2020, the Federal Reserve reduced the target federal funds rate by 50 basis points, followed by an additional reduction of 100 basis points on March 16, 2020. The Company has evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company’s December 31, 2020 financial statements except for an increase in provision for loan losses and related allowance for loan losses.  As of December 31, 2020, the Company and Bank capital ratios were in excess of all regulatory requirements. While management believes that we have sufficient capital to withstand an extended economic recession brought about by the COVID-19 pandemic, our reported and regulatory capital ratios, as well as the ability of the Company and the Bank to pay dividends or make other distributions, could be adversely impacted by unanticipated credit losses. At this time, we do not believe there exists any impairment to our goodwill, long-lived assets, right of use assets, held to maturity investment securities, or available-for-sale investment securities due to the COVID-19 pandemic. It is uncertain whether prolonged effects of the COVID-19 pandemic will result in future impairment charges related to any of the aforementioned assets and continue to negatively impact net interest income, provision for loan losses, and noninterest income.

Loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators are excluded from evaluation of TDR classification and will continue to be reported as current during the payment deferral period. The Company’s policy is to continue to accrue interest during the deferral period. Loans not meeting the CARES ACT or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

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

The cost of securities is adjusted for amortization of premium and accretion of discount using the interest method.  Premiums and discounts on securities are amortized on the interest method over the estimated remaining term of the underlying security without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

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

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Dividends are reported as income.  The Bank was also a member of its regional Federal Reserve Bank until the membership was discontinued in 2020 and the FRB stock was redeemed.  Prior to the stock redemption, the FRB stock was carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Any dividends received were reported as income.

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

A  loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDR’s and classified as impaired.  As noted above, loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable federal banking agency guidance are excluded from evaluation of TDR classification and will continue to be reported as current during the payment deferral period. Loans not meeting the CARES Act or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2020 and 2019, there were $541 thousand and $1.6 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2021, the Bank could declare dividends of approximately $93.7 million plus any 2021 net profits retained to the date of the dividend declaration.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees who participated in the plan before it  was frozen as of December 31, 2006.  The benefits are based on years of service and the employee’s compensation.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2020, 2019, and 2018, the Company did not have any unvested awards that would be considered participating securities.

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

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short‑term investments, was approximately $61.5 million and $41.5 million at December 31, 2020 and 2019, respectively.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$20,000	-	32	19,968
State and political subdivisions	103	-	-	103
Mortgage backed securities and collateralized mortgage obligations - residential	308,432	7,749	23	316,158
Corporate bonds	59,185	916	162	59,939
Small Business Administration - guaranteed participation securities	40,955	1,262	-	42,217
Other	685	1	-	686
Total securities available for sale	$429,360	9,928	217	439,071

(dollars in thousands)	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$104,895	36	419	104,512
State and political subdivisions	160	2	-	162
Mortgage backed securities and collateralized mortgage obligations - residential	388,537	2,406	1,426	389,517
Corporate bonds	30,164	367	95	30,436
Small Business Administration - guaranteed participation securities	48,991	-	480	48,511
Other	685	-	-	685
Total securities available for sale	573,432	2,811	2,420	573,823

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2020, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$9,174	9,270
Due in one year through five years	70,790	71,417
Due after five years through ten years	9	9
Mortgage backed securities and collateralized mortgage obligations - residential	308,432	316,158
Small Business Administration - guaranteed participation securities	40,955	42,217
	$429,360	439,071

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2020
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$19,968	32	-	-	19,968	32
Mortgage backed securities and collateralized mortgage obligations - residential	19,471	22	-	-	19,471	22
Corporate bonds	14,901	99	4,937	63	19,838	162
Total	$54,340	153	4,937	63	59,277	216

(dollars in thousands)	December 31, 2019
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$19,820	180	74,656	239	94,476	419
Mortgage backed securities and collateralized mortgage obligations - residential	67,322	446	169,169	980	236,491	1,426
Corporate bonds	4,905	95	-	-	4,905	95
Small Business Administration - guaranteed participation securities	48,510	480	-	-	48,510	480
Total	$140,557	1,201	243,825	1,219	384,382	2,420

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2020, 2019 and 2018 are as follows:

(dollars in thousands)	Years ended December 31,
	2020	2019	2018
Proceeds from sales	$29,219	$-	$-
Proceeds from calls/paydowns	247,624	192,003	78,230
Proceeds from maturities	10,007	10,052	45,604
Gross realized gains	1,155	-	-
Gross realized losses	-	-	-

The amount of securities that have been pledged to secure short-term borrowings and for other purposes amounted to $267.6 million and $207.5 million at December 31, 2020 and 2019, respectively.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2020
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$13,824	$1,164	-	14,988
Total held to maturity	$13,824	1,164	-	14,988

	December 31, 2019
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$18,618	1,062	-	19,680
Total held to maturity	$18,618	1,062	-	19,680

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2020, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$13,824	14,988
	$13,824	14,988

There were no held to maturity securities in an unrecognized loss position for 2020 and 2019. There were no sales or transfers of held to maturity securities during 2020 and 2019.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2020 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$188,266	192,907
Federal Home Loan Mortgage Corporation	89,036	91,077
Corporate Bonds	59,185	59,939
Government National Mortgage Association	54,954	57,148

(d)	Other-Than-Temporary-Impairment

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

As of December 31, 2020, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2020.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2020, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other‑than‑temporarily impaired at December 31, 2020.

Corporate Bonds

At December 31, 2020, corporate bonds held by the Company are investment grade quality.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2020.

(4)	Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2020
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$148,775	18,666	167,441
Other	44,932	119	45,051
Real estate mortgage - 1 to 4 family:
First mortgages	2,606,781	1,098,915	3,705,696
Home equity loans	59,400	15,071	74,471
Home equity lines of credit	193,654	48,540	242,194
Installment	7,810	1,807	9,617
Total loans, net	$3,061,352	1,183,118	4,244,470
Less: Allowance for loan losses			49,595
Net loans			$4,194,875

	December 31, 2019
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$162,186	17,752	179,938
Other	19,326	235	19,561
Real estate mortgage - 1 to 4 family:
First mortgages	2,541,440	953,995	3,495,435
Home equity loans	69,791	18,548	88,339
Home equity lines of credit	221,487	46,435	267,922
Installment	8,706	2,295	11,001
Total loans, net	$3,022,936	1,039,260	4,062,196
Less: Allowance for loan losses			44,317
Net loans			$4,017,879

* Includes New York, New Jersey, Vermont and Massachusetts.

As December 31, 2020, the commercial loan class includes $29 million of PPP loans.

At December 31, 2020 and 2019, the Company had approximately $24.7 million and $28.5 million of real estate construction loans, respectively. Of the $24.7 million in real estate construction loans at December 31, 2020, approximately $10.5 million were secured by first mortgages to residential borrowers with the remaining $14.2 million were to commercial borrowers for residential construction projects. Of the $28.5 million in real estate construction loans at December 31, 2019, approximately $10.7 million were secured by first mortgages to residential borrowers with the remaining $17.8 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s New York market.

At December 31, 2020 and 2019, loans to executive officers, directors, and to associates of such persons aggregated $16.3 million and $4.4 million, respectively.  During 2020, approximately $2.3 million of new loans were made and repayments of loans totaled approximately $1.8 million.  The composition of related parties changed during the year resulting in additions to outstanding loans of approximately $12.1 million, and reductions to loans of approximately $703 thousand at December 31, 2020.  All loans are current according to their terms.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2020
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$372	-	372
Other	80	-	80
Real estate mortgage - 1 to 4 family:
First mortgages	16,637	1,010	17,647
Home equity loans	80	47	127
Home equity lines of credit	2,662	130	2,792
Installment	43	-	43
Total non-accrual loans	19,874	1,187	21,061
Restructured real estate mortgages - 1 to 4 family	23	-	23
Total nonperforming loans	$19,897	1,187	21,084

	December 31, 2019
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$733	-	733
Other	83	-	83
Real estate mortgage - 1 to 4 family:
First mortgages	15,385	1,468	16,853
Home equity loans	218	48	266
Home equity lines of credit	2,804	98	2,902
Installment	3	-	3
Total non-accrual loans	19,226	1,614	20,840
Restructured real estate mortgages - 1 to 4 family	29	-	29
Total nonperforming loans	$19,255	1,614	20,869

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2020 and 2019, other real estate owned included $541 thousand and $1.2 million, respectively, of residential foreclosed properties.  In addition, non‑accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $11.6 million and $8.7 million as of December 31, 2020 and 2019, respectively.

The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2020 and 2019:

	December 31, 2020

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$125	77	279	481	148,294	148,775
Other	-	-	80	80	44,852	44,932
Real estate mortgage - 1 to 4 family:
First mortgages	1,220	982	10,927	13,129	2,593,652	2,606,781
Home equity loans	120	1	48	169	59,231	59,400
Home equity lines of credit	401	344	1,273	2,018	191,636	193,654
Installment	3	-	43	46	7,764	7,810

Total	$1,869	1,404	12,650	15,923	3,045,429	3,061,352

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	18,666	18,666
Other	-	-	-	-	119	119
Real estate mortgage - 1 to 4 family:
First mortgages	365	517	655	1,537	1,097,378	1,098,915
Home equity loans	-	-	47	47	15,024	15,071
Home equity lines of credit	-	-	-	-	48,540	48,540
Installment	7	10	-	17	1,790	1,807

Total	$372	527	702	1,601	1,181,517	1,183,118

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$125	77	279	481	166,960	167,441
Other	-	-	80	80	44,971	45,051
Real estate mortgage - 1 to 4 family:
First mortgages	1,585	1,499	11,582	14,666	3,691,030	3,705,696
Home equity loans	120	1	95	216	74,255	74,471
Home equity lines of credit	401	344	1,273	2,018	240,176	242,194
Installment	10	10	43	63	9,554	9,617

Total	$2,241	1,931	13,352	17,524	4,226,946	4,244,470

* Includes New York, New Jersey, Vermont and Massachusetts.

The following table presents the aging of the recorded investment in past due loans by loan class and by region:

	December 31, 2019

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$141	-	617	758	161,428	162,186
Other	80	-	33	113	19,213	19,326
Real estate mortgage - 1 to 4 family:
First mortgages	3,444	292	11,328	15,064	2,526,376	2,541,440
Home equity loans	183	7	133	323	69,468	69,791
Home equity lines of credit	232	149	1,141	1,522	219,965	221,487
Installment	37	8	3	48	8,658	8,706

Total	$4,117	456	13,255	17,828	3,005,108	3,022,936

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	17,752	17,752
Other	-	-	-	-	235	235
Real estate mortgage - 1 to 4 family:
First mortgages	542	-	617	1,159	952,836	953,995
Home equity loans	63	-	-	63	18,485	18,548
Home equity lines of credit	80	-	50	130	46,305	46,435
Installment	-	-	-	-	2,295	2,295

Total	$685	-	667	1,352	1,037,908	1,039,260

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$141	-	617	758	179,180	179,938
Other	80	-	33	113	19,448	19,561
Real estate mortgage - 1 to 4 family:
First mortgages	3,986	292	11,945	16,223	3,479,212	3,495,435
Home equity loans	246	7	133	386	87,953	88,339
Home equity lines of credit	312	149	1,191	1,652	266,270	267,922
Installment	37	8	3	48	10,953	11,001

Total	$4,802	456	13,922	19,180	4,043,016	4,062,196

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2020 and 2019, there were no loans that are 90 days past due and still accruing interest.  As a result, non‑accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non‑accruing status for reasons other than delinquent status.  There are no commitments to extend further credit on nonaccrual or restructured loans.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

	For the year ended December 31, 2020
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$3,999	39,748	570	44,317
Loans charged off:
New York and other states*	36	404	187	627
Florida	-	-	34	34
Total loan chargeoffs	36	404	221	661

Recoveries of loans previously charged off:
New York and other states*	10	314	12	336
Florida	-	3	-	3
Total recoveries	10	317	12	339
Net loans charged off	26	87	209	322
Provision for loan losses	167	5,289	144	5,600
Balance at end of period	$4,140	44,950	505	49,595

	For the year ended December 31, 2019
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,048	39,772	946	44,766
Loans charged off:
New York and other states*	20	945	165	1,130
Florida	-	29	48	77
Total loan chargeoffs	20	974	213	1,207

Recoveries of loans previously charged off:
New York and other states*	46	496	21	563
Florida	-	36	-	36
Total recoveries	46	532	21	599
Net loans charged off (recoveries)	(26)	442	192	608
Provision (recoveries) for loan losses	(75)	418	(184)	159
Balance at end of period	$3,999	39,748	570	44,317

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2020 and 2019:

	December 31, 2020
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,140	44,950	505	49,595

Total ending allowance balance	$4,140	44,950	505	49,595

Loans:
Individually evaluated for impairment	$1,028	20,553	-	21,581
Collectively evaluated for impairment	211,464	4,001,808	9,617	4,222,889

Total ending loans balance	$212,492	4,022,361	9,617	4,244,470

	December 31, 2019
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,999	39,748	570	44,317

Total ending allowance balance	$3,999	39,748	570	44,317

Loans:
Individually evaluated for impairment	$1,437	19,539	-	20,976
Collectively evaluated for impairment	198,062	3,832,157	11,001	4,041,220

Total ending loans balance	$199,499	3,851,696	11,001	4,062,196

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired.  TDR’s at December 31, 2020 and 2019 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

The following tables present impaired loans by loan class as of December 31, 2020 and 2019:

	December 31, 2020
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$819	943	-	1,186
Other	111	111	-	103
Real estate mortgage - 1 to 4 family:
First mortgages	15,024	15,411	-	14,110
Home equity loans	219	240	-	235
Home equity lines of credit	2,158	2,298	-	2,258

Total	18,331	19,003	-	17,892

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	98	98	-	105
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,908	2,908	-	2,555
Home equity loans	-	-	-	16
Home equity lines of credit	244	244	-	246

Total	$3,250	3,250	-	2,922

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$917	1,041	-	1,291
Other	111	111	-	103
Real estate mortgage - 1 to 4 family:
First mortgages	17,932	18,319	-	16,665
Home equity loans	219	240	-	251
Home equity lines of credit	2,402	2,542	-	2,504

Total	$21,581	22,253	-	20,814

* Includes New York, New Jersey, Vermont and Massachusetts.

	December 31, 2019
New York and other states*:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,217	1,359	-	1,385
Other	115	115	-	38
Real estate mortgage - 1 to 4 family:
First mortgages	14,414	14,714	-	14,358
Home equity loans	235	255	-	241
Home equity lines of credit	2,160	2,300	-	2,274

Total	$18,141	18,743	-	18,296

Florida:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$105	105	-	82
Other	-	-	-	26
Real estate mortgage - 1 to 4 family:
First mortgages	2,486	2,486	-	2,259
Home equity loans	-	-	-	51
Home equity lines of credit	244	244	-	249

Total	$2,835	2,835	-	2,667

Total:
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$1,322	1,464	-	1,467
Other	115	115	-	64
Real estate mortgage - 1 to 4 family:
First mortgages	16,900	17,200	-	16,617
Home equity loans	235	255	-	292
Home equity lines of credit	2,404	2,544	-	2,523

Total	$20,976	21,578	-	20,963

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.  Interest income recognized on impaired loans was not material in 2020, 2019, and 2018.

Included in impaired loans are approximately $11.7 million and $11.1 million of loans in accruing status that were identified as TDR’s as of December 31, 2020 and 2019, respectively.

Management evaluates impairment on impaired loans on a quarterly basis.  If, during this evaluation, impairment of the loan is identified, a charge‑off is taken at that time if necessary.  As a result, as of December 31, 2020 and 2019, based upon management’s evaluation and due to the sufficiency of charge‑offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2020, 2019 and 2018:

	Year ended 12/31/20			Year ended 12/31/19			Year ended 12/31/18
New York and other states*:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	1	$125	125	1	$125	125	6	$747	747
Real estate mortgage - 1 to 4 family:
First mortgages	12	2,303	2,303	18	2,621	2,621	18	2,349	2,349
Home equity loans	-	-	-	-	-	-	1	6	6
Home equity lines of credit	3	169	169	2	235	235	5	325	325

Total	16	$2,597	2,597	21	$2,981	2,981	30	$3,427	3,427

Florida:
(dollars in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	4	$586	586	6	$632	632	1	$35	35
Home equity loans	-	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-	-	-	-

Total	4	$586	586	6	$632	632	1	$35	35

* Includes New York, New Jersey, Vermont and Massachusetts.

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2020, 2019 and 2018 for which there was a payment default within 12 months of modification:

	Year ended 12/31/20		Year ended 12/31/19		Year ended 12/31/18
New York and other states*: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	4	$457	2	$418	1	$101
Home equity loans	1	19	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-

Total	5	$476	2	$418	1	$101

Florida: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	-	$-
Home equity lines of credit	-	-	-	-	-	-

Total	-	$-	-	$-	-	$-

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

As noted above, loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators are excluded from evaluation of TDR classification and will continue to be reported as current during the payment deferral period. The Company’s policy is to continue to accrue interest during the deferral period. Loans not meeting the CARES ACT or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.  Loan modifications made pursuant to the CARES ACT that were in payment deferral at December 31, 2020 totaled approximately $2 million of residential loans. There were no commercial or installment loan deferrals as of December 31, 2020.

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

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.

As of December 31, 2020 and 2019, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2020
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$145,741	3,034	148,775
Other	44,522	410	44,932
	$190,263	3,444	193,707

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$18,092	574	18,666
Other	119	-	119
	$18,211	574	18,785

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$163,833	3,608	167,441
Other	44,641	410	45,051
	$208,474	4,018	212,492

* Includes New York, New Jersey and Massachusetts.

	December 31, 2019
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$157,280	4,906	162,186
Other	18,384	942	19,326
	$175,664	5,848	181,512

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$17,752	-	17,752
Other	235	-	235
	$17,987	-	17,987

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$175,032	4,906	179,938
Other	18,619	942	19,561
	$193,651	5,848	199,499

* Includes New York, New Jersey and Massachusetts.

Included in classified loans in the above tables are impaired loans of $796 thousand and $816 thousand at December 31, 2020 and 2019, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios.  Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses.  The payment status of these homogeneous pools at December 31, 2020 and 2019 is included in the aging of the recorded investment of past due loans table.  In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2020 and 2019 is presented in the recorded investment in non-accrual loans table.

As of December 31, 2020, the company granted 663 PPP loans totaling $46 million of which 514 PPP loans totaling $29 million remain outstanding.

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2020 and 2019 follows:

(dollars in thousands)	2020	2019
Land	$2,414	$2,337
Buildings	36,077	36,245
Furniture, fixtures and equipment	56,317	54,245
Leasehold improvements	33,697	32,176
Total bank premises and equipment	128,505	125,003
Accumulated depreciation and amortization	(94,093)	(90,381)
Total	$34,412	$34,622

Depreciation and amortization expense was approximately $4.0 million, $4.0 million, and $4.1 million for the years 2020, 2019, and 2018, respectively.  Occupancy expense of the Bank’s premises included rental expense of $8.0 million in 2020, $7.8 million in 2019, and $8.0 million in 2018.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2020	2019	2018

Interest bearing checking accounts	$148	288	442
Savings accounts	716	1,338	1,657
Time deposits and money market accounts	22,834	33,227	16,859
Total	$23,698	34,853	18,958

At December 31, 2020, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$1,058,878
1 to 2 years	225,988
2 to 3 years	7,057
3 to 4 years	3,284
4 to 5 years	968
Over 5 years	198
$1,296,373

Included in total time deposits as of December 31, 2020 and 2019 is $ 235.8 million and $227.6 million in time deposits with balances in excess of $250,000.

(7)	Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2020	2019	2018

Amount outstanding at December 31,	$214,755	148,666	161,893
Maximum amount outstanding at any month end	213,043	169,214	233,522
Average amount outstanding	180,065	159,220	194,810
Weighted average interest rate:
For the year	0.56%	0.92	0.65
As of year end	0.47	0.90	0.95

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings.  The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed.  As of December 31, 2020 and 2019, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2020 and 2019, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2020	2019	2018
Current tax expense:
Federal	$15,662	15,171	13,897
State	2,399	2,359	1,756
Total current tax expense	18,061	17,530	15,653
Deferred tax (benefit) expense	(1,067)	1,139	2,556
Total income tax expense	$16,994	18,669	18,209

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019, are as follows:

	December 31,
(dollars in thousands)	2020	2019
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(6,178)	$(5,156)
Difference in reporting the allowance for loan losses, net	12,820	11,385
Other income or expense not yet reported for tax purposes	534	(314)
Depreciable assets	(2,541)	(2,347)
Net deferred tax asset at end of year	4,635	3,568
Net deferred tax asset at beginning of year	3,568	4,707
Deferred tax (benefit) expense	$(1,067)	$1,139

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.  Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $4.6 million and $3.6 million at December 31, 2020 and 2019, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax liabilities of $2.5 million and $101 thousand at December 31, 2020 and 2019, respectively, relating to the net unrealized gains on securities available for sale and deferred tax liabilities of approximately $1.6 million $1.4 million at December 31, 2020 and 2019, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the years ended December 31,
	2020	2019	2018
Statutory federal income tax rate	21.0%	21.0	21.0
Increase/(decrease) in taxes resulting from:
Tax exempt income	-	-	(0.1)
State income tax, net of federal tax benefit	2.4	2.6	2.4
Other items	1.1	0.8	(0.4)
Effective income tax rate	24.5%	24.4	22.9

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2020, 2019, and 2018, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company's federal and state income tax returns for the years 2017 through 2020 remain open to examination.  The Company’s 2014, 2015 and 2016 New York State income tax returns are currently under examination.

(9)	Benefit Plans

(a)	Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service while the plan was in effect. This plan was frozen as of December 31, 2006. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees’ highest five consecutive years’ compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation.  The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974.  Contributions are intended to provide for benefits attributed to service to date.  Assets of the plan are administered by Trustco Bank’s Financial Services Department.

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2020 and 2019:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2020	2019

Projected benefit obligation at beginning of year	$30,824	28,518
Service cost	37	42
Interest cost	1,076	1,244
Benefit payments and expected expenses	(1,956)	(1,798)
Net actuarial loss	3,523	2,818
Projected benefit obligation at end of year	$33,504	30,824

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2020	2019

Fair Value of plan assets at beginning of year	$51,264	44,157
Actual gain on plan assets	6,953	8,902
Benefit payments and actual expenses	(1,980)	(1,795)
Fair value of plan assets at end of year	56,237	51,264

Funded status at end of year	$22,733	20,440

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2020	2019
Net actuarial loss	$1,401	1,787

The accumulated benefit obligation was $33.5 million and $30.8 million at December 31, 2020 and 2019, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

	For the years ended December 31,
(dollars in thousands)	2020	2019	2018

Service cost	$37	42	34
Interest cost	1,076	1,244	1,197
Expected return on plan assets	(3,020)	(2,811)	(3,012)
Amortization of net loss	-	59	-
Net periodic pension credit	(1,907)	(1,466)	(1,781)

Amortization of net loss	-	(59)	-
Net actuarial (gain) loss included in other comprehensive income (loss)	(386)	(3,275)	2,149
Total recognized in other comprehensive income (loss)	(386)	(3,334)	2,149

Total recognized in net periodic benefit (credit) cost and other comprehensive income (loss)	$(2,293)	(4,800)	368

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2021	$1,850
2022	1,830
2023	1,815
2024	1,821
2025	1,814
2026 - 2030	9,101

The assumptions used to determine benefit obligations at December 31 are as follows:

	2020	2019	2018
Discount rate	2.65%	3.56	4.53

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2020	2019	2018
Discount rate	3.56%	4.53	3.93
Expected long-term rate of return on assets	6.00	6.50	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.3 million as of December 31, 2020 and 2019. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.2 million, $1.9 million, and $1.4 million, in 2020, 2019, and 2018, respectively.

Rabbi trusts have been established for this plan.  These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2020 and 2019, the trusts had assets totaling $2.3 million and $2.4 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2020 and 2019:

Change in Accumulated Benefit Obligation:

(dollars in thousands)
	December 31,
	2020	2019
Accumulated benefit obligation at beginning of year	$6,134	5,400
Service cost	73	65
Interest cost	203	239
Benefits paid	(116)	(173)
Net actuarial loss	315	603
Accumulated benefit obligation at end of year	$6,609	6,134

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)
	December 31,
	2020	2019
Fair value of plan assets at beginning of year	$26,358	22,091
Actual gain on plan assets	2,793	4,285
Company contributions	91	155
Benefits paid	(116)	(173)
Fair value of plan assets at end of year	29,126	26,358

Funded status at end of year	$22,517	20,224

The accumulated benefit obligation was $6.6 million and $6.1 million at December 31, 2020 and 2019, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,
	2020	2019	2018
Service cost	$73	65	53
Interest cost	203	239	202
Expected return on plan assets	(1,183)	(990)	(1,028)
Amortization of net actuarial gain	(708)	(333)	(556)
Amortization of prior service credit	(196)	(197)	(100)
Net periodic benefit credit	(1,811)	(1,216)	(1,429)

Net (gain) loss	(1,295)	(2,692)	830
Amortization of prior service credit	196	197	100
Prior service cost	-	-	705
Amortization of net gain	708	333	556
Total amount recognized in other comprehensive income (loss)	(391)	(2,162)	2,191

Total amount recognized in net periodic benefit cost and other comprehensive income (loss)	$(2,202)	(3,378)	762

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $913 thousand while the estimated amount of prior service credit that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit loss over the next fiscal year is approximately $206 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)

Year	Postretirement Benefits

2021	$121
2022	133
2023	146
2024	160
2025	181
2026 - 2030	1,257

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2020	2019	2018
Discount rate	2.65%	3.56	4.53

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2020	2019	2018
Discount rate	3.56%	4.53	3.93
Expected long-term rate of return on assets, net of tax	4.50	4.50	4.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(d) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2020 and 2019, respectively:

(dollars in thousands)	December 31, 2020
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(386)	(1,295)	(1,681)
Amortization of net actuarial gain	-	708	708
Amortization of prior service credit	-	196	196
Total	$(386)	(391)	(777)

	December 31, 2019
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(3,275)	(2,692)	(5,967)
Amortization of net actuarial (loss) gain	(59)	333	274
Amortization of prior service credit	-	197	197
Total	(3,334)	(2,162)	(5,496)

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2020	2019	2020	2019
Debt Securities	23%	33	24	34
Equity Securities	68	63	66	63
Other	9	4	10	3
Total	100%	100	100	100

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

The fair value of the plan assets at December 31, 2020 and 2019, by asset category, is as follows:

		Fair Value Measurements at December 31, 2020 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$4,809	4,809	-	-
Equity mutual funds	38,352	38,352	-	-
U.S. government sponsored enterprises	4,983	-	4,983	-
Corporate bonds	7,427	-	7,427	-
Fixed income mutual funds	666	666	-	-

Total Plan Assets	$56,237	43,827	12,410	-

		Fair Value Measurements at December 31, 2020 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,887	2,887	-	-
Equity mutual funds	19,304	19,304	-	-
U.S. government sponsored enterprises	3,607	-	3,607	-
Corporate bonds	3,328	-	3,328	-

Total Plan Assets	$29,126	22,191	6,935	-

		Fair Value Measurements at December 31, 2019 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,165	2,165	-	-
Equity mutual funds	32,411	32,411	-	-
U.S. government sponsored enterprises	4,434	-	4,434	-
Corporate bonds	11,646	-	11,646	-
Fixed income mutual funds	608	608	-	-

Total Plan Assets	$51,264	35,184	16,080	-

		Fair Value Measurements at December 31, 2019 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$677	677	-	-
Equity mutual funds	16,794	16,794	-	-
U.S. government sponsored enterprises	2,560	-	2,560	-
Corporate bonds	6,327	-	6,327	-

Total Plan Assets	$26,358	17,471	8,887	-

At December 31, 2020 and 2019, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2020 and 2019.

The Company made no contributions to its pension and postretirement benefit plans in 2020 or 2019.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2021.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2020, 2019 or 2018 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan aggregated $1.2 million for 2020, $1.2 million in 2019 and $1.1 million in 2018.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $3.3 million, $2.9 million and $2.7 million in 2020, 2019 and 2018, respectively.

The Company has also awarded 1.5 million performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2020, the weighted average strike price of each unit was $8.87.

(g) Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (2019 Equity Incentive Plan) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (2010 Equity Incentive Plan) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. Under the 2019 Equity Incentive Plan the Company may provide for the issuance of 2,000,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors.  This allotment of 2,000,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2020, the Company may issue approximately 1.2 million shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based).

Under the 2019 Equity Incentive Plan, the exercise price of each option shall not be less than 100% of the fair value of the Company’s stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten percent shareholder the option price shall not be less than 110% of the fair value of the Company’s stock on the date of the ISO grant.  The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement.  Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.  A summary of the status of TrustCo’s stock option awards as of December 31, 2020 and changes during the year then ended, are as follows:
	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2020	519,091	$6.67
New options awarded - 2020	-	-
Expired options - 2020	-	-
Options forfeited - 2020	-	-
Exercised options - 2020	-	-
Balance, December 31, 2020	519,091	$6.67	3.5 Years

	Exercisable Options

Balance, December 31, 2020	519,091	$6.67	3.5 Years

At December 31, 2020, the intrinsic value of outstanding stock options and vested stock options was approximately $138 thousand.  All outstanding options were vested as of December 31, 2020.

There were no stock options exercised in 2020.  During 2019 and 2018, options for 30 thousand and 177 thousand shares of stock were exercised, respectively.  The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

All stock-based compensation expense was recognized at December 31, 2020.  Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2020, 2019, or 2018.

During 2020, 2019 and 2018, the Company recognized $15 thousand, $5 thousand, and $173 thousand in stock-based compensation expense related to the equity awards, respectively.

(h) Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2020, 2019 and 2018.

The activity for service-based awards during 2020 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2019	244,273
New awards granted	222,155
Forfeited awards	(7,527)
Awards settled	(112,580)
Balance, December 31, 2020	346,321

Service-Based Awards: During 2020 and 2019, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2020, 2019 and 2018, the Company recognized $715 thousand, $743 thousand and $458 thousand, respectively, in stock‑based compensation expense related to these awards.  Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled approximately $2.4 million at December 31, 2020.  During 2020, one third of the awards granted in 2017, 2018 and 2019 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2020.

The liability related to service-based liability awards was approximately $187 thousand and $170 thousand at December 31, 2020 and 2019, respectively.

The activity for performance-based awards during 2020 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2019	478,551
New awards granted	234,142
Forfeited awards	(952)
Awards settled	(120,143)
Balance, December 31, 2020	591,598

Performance Based Awards: During 2020, 2019 and 2018, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2017, those have been fully vested and unpaid.  For units granted subsequent to 2017, all of the units are unvested as of December 31, 2020, and the Company expects to meet the required performance criteria of the awards.

During 2020, 2019 and 2018, the Company recognized approximately $500 thousand, $1.6 million and $644 thousand, respectively, in stock based compensation expense related to these units.  Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $2.7 million at December 31, 2020.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 26 months as of December 31, 2020.

The liability related to performance based liability awards totaled $2.1 million and $2.6 million at December 31, 2020 and 2019, respectively.

(10)	Commitments and Contingent Liabilities

(a)	Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(b)	Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions.  The outsourced services include data and item processing for the Bank and trust operations.  The service expense can vary based upon the volume and nature of transactions processed.  Outsourced service expense was $7.8 million for 2020, $7.6 million for 2019 and $7.5 million in 2018.  The Company is contractually obligated to pay these third-party service providers approximately $7 to $8 million per year through 2025.

(11)	Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”).  TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”).  Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments.  At December 31, 2020, 2019 and 2018, the Company no longer has unvested awards that would be considered participating securities.

A reconciliation of the component parts of earnings per share for 2020, 2019 and 2018 follows:

(dollars in thousands, except per share data)	For the years ended December 31
	2020	2019	2018

Net income	$52,452	57,840	61,445
Weighted average common shares	96,506	96,849	96,505

Effect of dilutive common stock options	11	78	141

Weighted average common shares including potential dilutive shares	96,517	96,927	96,646

Basic EPS	$0.544	0.597	0.637

Diluted EPS	$0.543	0.597	0.636

 For the years ended December 31, 2020 and 2019, there were 452 thousand and -0-, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments
Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a fee.  Commitments sometimes expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral.  The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2020 and 2019, was $458.2 million and $424.0 million, respectively.  Approximately 83% and 85% of these commitments were for variable rate products at the end of 2020 and 2019, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit.  The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.4 million and $9.6 million at December 31, 2020 and 2019, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2020 and 2019 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2020 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$19,968	$-	$19,968	$-
State and political subdivisions	103	-	103	-
Mortgage backed securities and collateralized mortgage obligations - residential	316,158	-	316,158	-
Corporate bonds	59,939	-	59,939	-
Small Business Administration - guaranteed participation securities	42,217	-	42,217	-
Other	686	-	686	-

Total securities available for sale	$439,071	$-	$439,071	$-

	Fair Value Measurements at December 31, 2019 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$104,512	$-	$104,512	$-
State and political subdivisions	162	-	162	-
Mortgage backed securities and collateralized mortgage obligations - residential	389,517	-	389,517	-
Corporate bonds	30,436	-	30,436	-
Small Business Administration - guaranteed participation securities	48,511	-	48,511	-
Other	685	-	685	-

Total securities available for sale	$573,823	$-	$573,823	$-

There were no transfers between Level 1 and Level 2 in 2020 and 2019.

 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2020 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$541	$-	$-	$541	Sales comparison approach	Adjustments for differences between comparable sales	1% - 7% (2%)

Impaired loans:
Real estate mortgage - 1 to 4 family	211	-	-	211	Sales comparison approach	Adjustments for differences between comparable sales	11% - 12% (12%)

	Fair Value Measurements at December 31, 2019 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$1,579	$-	$-	$1,579	Sales comparison approach	Adjustments for differences between comparable sales	1% - 21% (2%)

Impaired loans:
Real estate mortgage - 1 to 4 family	120	-	-	120	Sales comparison approach	Adjustments for differences between comparable sales	1% - 17% (9%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $541 thousand at December 31, 2020, and consisted of only residential real estate properties.  A valuation charge of $120 thousand is included in earnings for the year ended December 31, 2020.

Of the total impaired loans of $21.6 million at December 31, 2020, $211 thousand are collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2020.  Gross charge-offs related to residential impaired loans included in the table above amounted to $10 thousand.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $1.6 million at December 31, 2019, and consisted of $358 thousand of commercial real estate and $1.2 million of residential real estate properties.  A valuation charge of $366 thousand is included in earnings for the year ended December 31, 2019

Of the total impaired loans of $21.0 million at December 31, 2019, $120 thousand are collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2019.  Gross charge-offs related to residential impaired loans included in the table above amounted to $22 thousand.

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2020 and 2019 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2020 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$1,107,099	1,107,099	-	-	1,107,099
Securities available for sale	439,071	-	439,071	-	439,071
Held to maturity securities	13,824	-	14,988	-	14,988
Federal Home Loan Bank stock	5,506	N/A	N/A	N/A	N/A
Net loans	4,194,875	-	-	4,287,585	4,287,585
Accrued interest receivable	10,031	39	1,458	8,534	10,031
Financial liabilities:
Demand deposits	652,756	652,756	-	-	652,756
Interest bearing deposits	4,384,437	3,088,064	1,298,375	-	4,386,439
Short-term borrowings	214,755	-	214,755	-	214,755
Accrued interest payable	474	68	406	-	474

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2019 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$456,846	456,846	-	-	456,846
Securities available for sale	573,823	-	573,823	-	573,823
Held to maturity securities	18,618	-	19,680	-	19,680
Federal Reserve Bank and Federal Home Loan Bank stock	9,183	N/A	N/A	N/A	N/A
Net loans	4,017,879	-	-	4,078,210	4,078,210
Accrued interest receivable	10,915	216	2,221	8,478	10,915
Financial liabilities:
Demand deposits	463,858	463,858	-	-	463,858
Interest bearing deposits	3,986,158	2,587,981	1,397,271	-	3,985,252
Short-term borrowings	148,666	-	148,666	-	148,666
Accrued interest payable	1,459	174	1,285	-	1,459

(14)	Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made.  Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers.  As of December 31, 2020, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.  If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company.  Such actions could have a direct material effect on an institution’s or its holding company’s financial statements.  As of December 31, 2020 and December 31, 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2020 and 2019, for Trustco Bank:

	As of December 31, 2020		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$539,897	9.378%	5.000%	4.000%
Common equity Tier 1 capital	539,897	18.646	6.500	7.000
Tier 1 risk-based capital	539,897	18.646	8.000	8.500
Total risk-based capital	576,257	19.902	10.000	10.500

	As of December 31, 2019		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$516,775	9.940%	5.000%	4.000%
Common equity Tier 1 capital	516,775	18.412	6.500	7.000
Tier 1 risk-based capital	516,775	18.412	8.000	8.500
Total risk-based capital	551,975	19.666	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2020 and 2019 for TrustCo on a consolidated basis.

	As of December 31, 2020		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$555,672	9.650%	4.000%
Common equity Tier 1 capital	555,672	19.187	7.000
Tier 1 risk-based capital	555,672	19.187	8.500
Total risk-based capital	592,040	20.443	10.500

	As of December 31, 2019		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$533,243	10.254%	4.000%
Common equity Tier 1 capital	533,243	18.988	7.000
Tier 1 risk-based capital	533,243	18.988	8.500
Total risk-based capital	568,463	20.242	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2)	The December 31, 2020 and 2019 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

(15)	Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2020
(dollars in thousands)	Balance at 12/31/2019	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2020	Balance at 12/31/2020

Net unrealized holding loss on securities available for sale, net of tax	$286	7,755	(855)	6,900	7,186
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	4,840	1,244	-	1,244	6,084
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(665)	-	(669)	(669)	(1,334)

Accumulated other comprehensive income (loss), net of tax	4,461	8,999	(1,524)	7,475	11,936

	December 31, 2019
(dollars in thousands)	Balance at 12/31/2018	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2019	Balance at 12/31/2019

Net unrealized holding loss on securities available for sale, net of tax	$(10,416)	10,702	-	10,702	286
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	423	4,417	-	4,417	4,840
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(316)	-	(349)	(349)	(665)

Accumulated other comprehensive (loss) income, net of tax	(10,309)	15,119	(349)	14,770	4,461

	December 31, 2018
(dollars in thousands)	Balance at 12/31/2017	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2018	Balance at 12/31/2018

Net unrealized holding loss on securities available for sale, net of tax	$(5,030)	(3,944)	-	(3,944)	(8,974)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	3,054	(2,727)	-	(2,727)	327
Net change in net actuarial loss (gain) and prior service cost (credit) on pension and pension and postretirement benefit plans, net of tax	170	-	(486)	(486)	(316)
Tax Cuts and Jobs Act of 2017, Reclassification from AOCI to Retained	-	-	(1,346)	-	(1,346)

Accumulated other comprehensive loss, net of tax	$(1,806)	(6,671)	(1,832)	(7,157)	(10,309)

 The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018:

(dollars in thousands)	Years ended December 31,
	2020	2019	2018	Affected Line Item in Financial Statements
Unrealized gains on securities available for sale:
Realized gain on securities transactions	$1,155	-	-	Net gain on securities transactions
Income tax expense	(300)	-	-	Income taxes
Net of tax	855	-	-

Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain	708	274	556	Salaries and employee benefits
Amortization of prior service credit	196	197	100	Salaries and employee benefits
Income tax benefit	(235)	(122)	(170)	Income taxes
Net of tax	669	349	486

Total reclassifications, net of tax	$1,524	349	486

(16) Revenue from Contracts with Customers
All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.   The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2020, 2019 and 2018.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2020	2019	2018
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,665	3,571	3,543
Other	1,629	459	455
Interchange Income	4,199	4,065	4,822
Net gain on securities transactions (a)	1,155	-	-
Wealth management fees	6,279	6,387	6,283
Other (a)	1,243	4,109	2,978

Total non-interest income	$17,170	18,591	18,081

(a)	Not within the scope of ASC 606.

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

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.  Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.  The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities.  Additionally, the Company does allocate the consideration between lease and non-lease components.  The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.  Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities.  Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of  December 31, 2020 the Company did not have any leases with terms of twelve months or less.

As of December 31, 2020 the Company has one lease that the construction has not started yet.  At December 31, 2020 lease expiration dates ranged from eight months to 23.8 years and have a weighted average remaining lease term of 9.0 years.  Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements.  As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2020	2019	2018
Operating lease cost	$8,044	7,808	7,988
Variable lease cost	2,029	1,968	2,000
Total Lease costs	$10,073	$9,776	$9,988

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,042	7,839

Right-of-use assets obtained in exchange for lease obligations:	$2,548	57,464

Weighted average remaining lease term (years)	9.0	9.4
Weighted average discount rate	3.2%	3.3%

Future minimum lease payments under non-cancellable leases as of December 31, 2020 were as follows:

(dollars in thousands)
Year ending December 31,
2021	$8,172
2022	7,719
2023	7,413
2024	7,288
2025	6,914
Thereafter	23,620
Total lease payments	$61,126
Less: Interest	8,342
Present value of lease liabilities	$52,784

During August 2020, the Board of Directors elected a new director that owns six commercial properties in which the Company leases branches from.  Total lease payments, which is included in the table above, owed at December 31, 2020 was $4.7 million, which includes $665 thousand of interest.

Future minimum lease payments under non-cancellable leases as of December 31, 2019 were as follows:

(dollars in thousands)
Year ending December 31,
2020	$8,039
2021	8,033
2022	7,533
2023	7,227
2024	7,100
Thereafter	28,361
Total lease payments	$66,293
Less: Interest	9,740
Present value of lease liabilities	$56,553

As of December 31, 2020 and 2019, the operating lease right-of-use asset was $47.9 million and $51.5 million, respectively.

(18)	Recent Accounting Pronouncements

In September 2016, the FASB released ASU 2016-13, "Financial Instruments - Credit Losses" which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity's credit losses.  The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

As previously disclosed, the Company formed a cross-functional team to work through its implementation of the plan. The Company has selected the Discounted Cash Flow modeling method and is running parallel processes and is working to finalize assessment and documentation of processes, data and model validation testing, qualitative factors and forecast periods. The Company had previously elected to delay its adoption of CECL, as provided by the CARES Act until the date on which the National Emergency concerning COVID-19 was terminated or December 31, 2020, whichever occurred first.  The December 31, 2020 adoption date under the CARES Act was extended to January 1, 2022 as a part of the COVID-19 Relief Bill, which became law in December 2020, and therefore the Company now intends to adopt CECL on January 1, 2022.

(19)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2020	2019	2018
Income:
Dividends and interest from subsidiaries	$31,100	28,340	24,920
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	31,100	28,340	24,920

Expense:
Operating supplies	20	82	122
Professional services	655	651	438
Miscellaneous expense	1,666	2,811	1,755
Total expense	2,341	3,544	2,315
Income before income taxes and subsidiaries’ undistributed earnings	28,759	24,796	22,605
Income tax benefit	(558)	(837)	(523)
Income before subsidiaries’ undistributed earnings	29,317	25,633	23,128
Equity in undistributed earnings of subsidiaries	23,135	32,207	38,317
Net income	$52,452	57,840	61,445
Change in other comprehensive income (loss)	7,475	14,770	(7,157)
Comprehensive income	$59,927	72,610	54,288

Statements of Condition

(dollars in thousands)	December 31,
	2020	2019
Assets:
Cash in subsidiary bank	$24,154	24,118
Investments in subsidiaries	552,399	521,802
Securities available for sale	36	35
Other assets	555	558

Total assets	577,144	546,513
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	8,983	8,256
Total liabilities	8,983	8,256
Shareholders’ equity	568,161	538,257

Total liabilities and shareholders’ equity	$577,144	546,513

Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2020	2019	2018
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$52,452	57,840	61,445
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(23,135)	(32,207)	(38,317)
Stock based compensation expense	15	5	173
Net change in other assets and accrued expenses	515	246	214
Total adjustments	(22,605)	(31,956)	(37,930)

Net cash provided by operating activities	29,847	25,884	23,515

Cash flows from investing activities:
Purchases of securities available for sale	(1)	-	-

Net cash used in investing activities	(1)	-	-

Cash flows from financing activities:
Proceeds from exercise of stock options	-	185	1,259
Dividends paid	(26,317)	(26,372)	(25,555)
Payments to acquire treasury stock	(3,493)	(35)	(718)
Proceeds from sales of treasury stock	-	1,791	2,391
Net cash used in financing activities	(29,810)	(24,431)	(22,623)

Net increase in cash and cash equivalents	36	1,453	892

Cash and cash equivalents at beginning of year	24,118	22,665	21,773

Cash and cash equivalents at end of year	$24,154	24,118	22,665

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1541 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Branch Locations (continued)

Halfmoon Office	Loudon Plaza Office	Mt. Kisco Office
215 Guideboard Rd.	372 Northern Blvd.	222 East Main St.
Country Dollar Plaza	Albany, NY	Mt. Kisco, NY
Halfmoon, NY	Telephone: (518) 462-6668	Telephone: (914) 666-2362
Telephone: (518) 371-0593
	Madison Ave. Office	New City Office
Hartsdale Office	1084 Madison Ave.	20 Squadron Blvd.
220 East Hartsdale Ave.	Albany, NY	New City, NY
Hartsdale, NY	Telephone: (518) 489-4711	Telephone: (845) 634-4571
Telephone: (914) 722-2640
	Mahopac Office	New Scotland Office
Highland Office	945 South Lake Blvd	301 New Scotland Ave.
3580 Route 9W	Mahopac, NY	Albany, NY
Highland, NY	Telephone: (845) 803-8756	Telephone: (518) 438-7838
Telephone: (845) 691-7023
	Malta 4 Corners Office	Newton Plaza Office
Hoosick Falls Office	2471 Route 9	602 New Loudon Rd.
47 Main St.	Malta, NY	Latham, NY
Hoosick Falls, NY	Telephone: (518) 899-1056	Telephone: (518) 786-3687
Telephone: (518) 686-5352
	Mamaroneck Office	Niskayuna-Woodlawn Office
Hudson Office	180-190 East Boston Post Rd.	3461 State St.
507 Warren St.	Mamaroneck, NY	Schenectady, NY
Hudson, NY	Telephone: (914) 777-3023	Telephone: (518) 377-2264
Telephone: (518) 828-9434
	Mayfair Office	Northern Pines Road Office
Hudson Falls Office	286 Saratoga Rd.	649 Maple Ave.
3750 Burgoyne Ave.	Glenville, NY	Saratoga Springs, NY
Hudson Falls, NY	Telephone: (518) 399-9121	Telephone: (518) 583-2634
Telephone: (518) 747-0886
	Mechanicville Office	Nyack Office
Katonah Office	9 Price Chopper Plaza	388 Route 59
18 Woods Bridge Road	Mechanicville, NY	Nyack, NY
Katonah, NY	Telephone: (518) 664-1059	Telephone: (845) 535-3728
Telephone: (914) 666-6230
	Milton Office	Peekskill Office
Kingston Office	2 Trieble Ave.	20 Welcher Ave.
1220 Ulster Ave.	Ballston Spa, NY	Peekskill, NY
Kingston, NY	Telephone: (518) 885-0498	Telephone: (914) 739-1839
Telephone: (845) 336-5372
	Monroe Office	Pelham Office
Lake George Office	791 Route 17M	132 Fifth Ave.
4066 Route 9L	Monroe, NY	Pelham, NY
Lake George, NY	Telephone: (845) 782-1100	Telephone: (914) 632-1983
Telephone: (518) 668-2352
	Mont Pleasant Office	Pomona Office
Latham Office	959 Crane St.	1581 Route 202
1 Johnson Rd.	Schenectady, NY	Pomona, NY
Latham, NY	Telephone: (518) 346-1267	Telephone: (845) 354-0176
Telephone: (518) 785-0761

Branch Locations (continued)

Poughkeepsie Office	Slingerlands Office	Ushers Road Office
2656 South Rd.	1569 New Scotland Rd.	308 Ushers Rd.
Poughkeepsie, NY	Slingerlands, NY	Ballston Lake, NY
Telephone: (845) 485-7413	Telephone: (518) 439-9352	Telephone: (518) 877-8069

Queensbury Office	South Glens Falls Office	Valatie Office
118 Quaker Rd.	133 Saratoga Rd.	2929 Route 9
Suite 1	Suite 1	Valatie, NY
Queensbury, NY	South Glens Falls, NY	Telephone: (518) 758-2265
Telephone: (518) 798-7226	Telephone: (518) 793-7668
Wappingers Falls Office
Red Hook Office	State Farm Road Office	1490 Route 9
4 Morgans Way	2050 Western Ave.	Wappingers Falls, NY
Red Hook, NY	Guilderland, NY	Telephone: (845) 298-9315
Telephone: (845) 752-2224	Telephone: (518) 452-6913
Warrensburg Office
Rotterdam Office	State St. Albany Office	9 Lake George Plaza Rd.
1416 Curry Rd.	112 State St.	Lake George, NY
Schenectady, NY	Albany, NY	Telephone: (518) 623-3707
Telephone: (518) 355-8330	Telephone: (518) 436-9043
West Sand Lake Office
Route 2 Office	State St. Schenectady - Main Office	3690 NY Route 43
201 Troy-Schenectady Rd.	320 State St.	West Sand Lake, NY
Latham, NY	Schenectady, NY	Telephone: (518) 674-3327
Telephone: (518) 785-7155	Telephone: (518) 381-3831
Wilton Mall Office
Route 7 Office	Stuyvesant Plaza Office	Route 50
1156 Troy-Schenectady Rd.	Western Ave. at Fuller Rd.	Saratoga Springs, NY
Latham, NY	Albany, NY	Telephone: (518) 583-1716
Telephone: (518) 785-4744	Telephone: (518) 489-2616
Wolf Road Office
Saratoga Springs Office	Tanners Main Office	34 Wolf Rd.
34 Congress St.	345 Main St.	Albany, NY
Saratoga Springs, NY	Catskill, NY	Telephone: (518) 458-7761
Telephone: (518) 587-3520	Telephone: (518) 943-2500
Wynantskill Office
Schaghticoke Office	Tanners West Office	134-136 Main St.
2 Main St.	238 West Bridge St.	Wynantskill, NY
Schaghticoke, NY	Catskill, NY	Telephone: (518) 286-2674
Telephone: (518) 753-6509	Telephone: (518) 943-5090

Scotia Office	Troy Office
123 Mohawk Ave.	5th Ave. and State St.
Scotia, NY	Troy, NY
Telephone: (518) 372-9416	Telephone: (518) 274-5420

Sheridan Plaza Office	Upper Union Street Office
1350 Gerling St.	1620 Union St.
Schenectady, NY	Schenectady, NY
Telephone: (518) 377-8517	Telephone: (518) 374-4056

Branch Locations (continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lady Lake Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	873 North US Highway 27/441
Oviedo, FL	Orlando, FL	Lady Lake, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (352) 205-8893

Aloma Office	Curry Ford West Office	Lake Brantley Office
4070 Aloma Ave.	2838 Curry Ford Rd.	909 North SR 434
Winter Park, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 339-3396

Apollo Beach Office	Davenport Office	Lake Mary Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	350 West Lake Mary Blvd.
Apollo Beach, FL	Suite 600	Sanford, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 330-7106
Telephone: (863) 424-9493
Apopka Office		Lake Nona Office
1134 North Rock Springs Rd.	Dean Road Office	9360 Narcoossee Rd.
Apopka, FL	3920 Dean Rd.	Orlando, FL
Telephone: (407) 464-7373	Orlando, FL	(407) 801-7330
Telephone: (407) 657-8001
Avalon Park Office		Lake Square Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	10105 Route 441
Orlando, FL	415 East Pine St.	Leesburg, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 422-7129
Bay Hill Office		Lee Road Office
6084 Apopka Vineland Road	East Colonial Office	1084 Lee Rd., Suite 11
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 275-3075
BeeLine Center Office		Lee Vista Office
10249 South John Young Pkwy.	Englewood Office	8288 Lee Vista Blvd., Suite E
Suite 101	2930 South McCall Rd.	Orlando, FL
Orlando, FL	Englewood, FL	Telephone: (321) 235-5583
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Leesburg Office
Beneva Village Office	Gateway Commons Office	1330 Citizens Blvd., Suite 101
5950 South Beneva Road	1525 East Osceola Pkwy., Suite 120	Leesburg, FL
Sarasota, FL	Kissimmee, FL	Telephone: (352) 365-1305
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Maitland Office
Bradenton Office	Goldenrod Office	9400 US Route 17/92, Suite 101
5858 Cortez Rd. West	7803 East Colonial Rd., Suite 107	Maitland, FL
Bradenton, FL	Orlando, FL	Telephone: (407) 332-6071
Telephone: (941) 792-2604	Telephone: (407) 207-3773
Melbourne Office
Colonial Drive Office	Juno Beach Office	2481 Croton Rd.
4301 East Colonial Dr.	14051 US Highway 1	Melbourne, FL
Orlando, FL	Juno Beach, FL	Telephone: (321) 752 0446
Telephone: (407) 895-6393	Telephone: (561) 630-4521

Branch Locations (continued)

Metro West Office	Rinehart Road Office	Vero Beach Office
2619 S. Hiawassee Rd.	1185 Rinehart Rd.	4125 20th Street
Orlando, FL	Sanford, FL	Vero Beach, FL
Telephone: (407) 293-1580	Telephone: (407) 268-3720	Telephone: (772) 492-9295

North Clermont Office	Sarasota Office	Westwood Plaza Office
12302 Roper Blvd.	2704 Bee Ridge Rd.	4942 West State Route 46
Clermont, FL	Sarasota, FL	Suite 1050
Telephone: (352) 243-2563	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Orange City Office	South Clermont Office
902 Saxon Blvd., Suite 101	16908 High Grove Blvd.	Windermere Office
Orange City, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 775-1392	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Ormond Beach Office	Stuart Office
115 North Nova Rd.	951 SE Federal Highway	Winter Garden Office
Ormond Beach, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (386) 256-3813	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Osprey Office	Sun City Center
1300 South Tamiami Trl.	4441 Sun City Center	Winter Haven Office
Osprey, FL	Sun City Center, FL	7476 Cypress Gardens Blvd. Southeast
Telephone: (941) 918-9380	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (863) 326-1918
Oviedo Office	Sweetwater Office
1875 West County Rd. 419	671 North Hunt Club Rd.	Winter Park Office
Suite 600	Longwood, FL	1211 N. Orange Ave.
Oviedo, FL	Telephone: (407) 774-1347	Winter Park, FL
Telephone: (407) 365-1145		Telephone: (407) 755-6707
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10	Winter Springs Office
3307 South Orange Blossom Trl.	Winter Springs, FL	851 East State Route 434
Kissimmee, FL	Telephone: (407) 695-5558	Winter Springs, FL
Telephone: (407) 846-8866		Telephone: (407) 327-6064
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
Great Barrington Office	385 North Franklin Tpk.
326 Stockbridge Rd.	Ramsey, NJ
Great Barrington, MA	Telephone: (201) 934-1429
Telephone: (413) 644-0054

Lee Office
43 Park St.
Lee, MA
Telephone: (413) 243-4300

Pittsfield Office
1 Dan Fox Dr.
Pittsfield, MA
Telephone: (413) 442-1330

EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction

EXECUTIVE VICE PRESIDENT AND CHIEF	Brian C. Flynn, CPA
OPERATIONS OFFICER	KPMG LLP
Kevin M. Curley	Retired Partner

EXECUTIVE VICE PRESIDENT	Lisa M. Lucarelli, Owner
AND CHIEF RISK OFFICER	LMKD Properties, LLC
Robert M. Leonard	Property Management

EXECUTIVE VICE PRESIDENT AND	Thomas O. Maggs, President
CHIEF FINANCIAL OFFICER	Maggs & Associates
Michael M. Ozimek	Insurance Agency

EXECUTIVE VICE PRESIDENT	Anthony J. Marinello, M.D., Ph.D.
AND CHIEF LENDING OFFICER	Chief Medical Officer, CDPHP
Scot R. Salvador
Robert J. McCormick,
EXECUTIVE VICE PRESIDENT AND	Chairman, President and Chief Executive Officer
TREASURER	TrustCo Bank Corp NY
Eric W. Schreck	Chairman, TrustCo Bank Corp NY

GENERAL COUNSEL AND CORPORATE	Kimberly A. Russell, President & COO
SECRETARY	Frank Adams Jewelers, Inc
Michael J. Hall
Frank B. Silverman
Directors of TrustCo Bank Corp NY	Managing member of Vision Development and Management
are also Directors of Trustco Bank	Managing member of Central Florida Championship Karate
Executive Director of the Martial Arts Industry Association

HONORARY DIRECTORS
Lionel O. Barthold	John S. Morris, Ph.D	William F. Terry
Nancy A. McNamara	James H. Murphy, D.D.S.

Trustco Bank Officers

CHAIRMAN, PRESIDENT	BRANCH ADMINISTRATION	FINANCIAL SERVICES
AND CHIEF EXECUTIVE OFFICER	Administrative Vice President	Administrative Vice President and
Robert J. McCormick	Carly K. Batista	Chief Trust Officer
	Assistant Vice Presidents	Patrick J. LaPorta, Esq.
EXECUTIVE VICE PRESIDENT AND	Mark J. Cooper	Vice President
CHIEF OPERATIONS OFFICER	Gloryvel Morales	Thomas M. Poitras
Kevin M. Curley	Pratik A. Shah	Assistant Vice President
	Jocelyn E. Vizcara	Lauren A. Maxwell
EXECUTIVE VICE PRESIDENT	Regional Officers	Officers
AND CHIEF RISK OFFICER	Takla A. Awad	Michael D. Bates
Robert M. Leonard	Thomas L. McCormick	John W. Bresonis
	James J. Smith	Clint M. Mallard
EXECUTIVE VICE PRESIDENT	Officers
AND CHIEF FINANCIAL OFFICER	Victor J. Berger	INFORMATION TECHNOLOGY/
Michael M. Ozimek	Albert N. Estopinal	PLANNING AND SYSTEMS/
	Lesly Jean-Louis	MARKETING
EXECUTIVE VICE PRESIDENT	Kevin R. Mason	Administrative Vice President
AND CHIEF LENDING OFFICER	Nicolette C. Messina	John R. George
Scot R. Salvador	Ronald G. Patterson	Vice President and
	Carmen Ramjeet	Chief Technology Officer
EXECUTIVE VICE PRESIDENT	Berkley K. Young	Volney R. LaRowe
AND FLORIDA REGIONAL		Vice President
PRESIDENT	COLLECTIONS/ OPERATIONS/	Adam E. Roselan
Eric W. Schreck	CREDIT	Officers
	Vice Presidents	Jonathan R. Goodell
GENERAL COUNSEL AND	Stacy L. Marble
CORPORATE SECRETARY	Officers	LENDING
Michael J. Hall, Esq	Aislinn E. Melia	Administrative Vice President
	June M. Ryder	Michelle L. Simmonds
ACCOUNTING/FINANCE		Vice President
Vice Presidents	COMPLIANCE/ RISK/ BSA/	Suzanne E. Breen
Andrea A. McGuire	CREDIT ADMINISTRATION	Patrick M. Canavan
Michael Rydberg	Administrative Vice President and Chief	Assistant Vice President
Assistant Vice President	Compliance Officer and Information	Amy E. Anderson
Lynn M. Hallenbeck	Security Officer	Officers
	Michael J. Ewell	Douglas L. Hall
AUDIT	Administrative Vice President	Rebecca L. O'Hare
Director of Internal Audit	Michael J. Lofrumento	Lisa Tully
Daniel R. Saullo	Vice Presidents
Officers	Lara Ann Gough	PERSONNEL/
Allison R. Downs	Jennifer L. Meadows	QUALITY CONTROL/
Kenneth E. Hughes Jr.	Assistant Vice President	TRAINING
Jeff P. Klingbeil	Michael V. Pitnell	Assistant Vice Presidents
Dennis M. Pitaniello	Officers	Jason T. Goodell
	Amanda L. Biance	Jessica M. Marshall
James A.P. McCarthy, Esq.
Michael F. McMahon

General Information

ANNUAL MEETING
In Virtual format via webcast at www.virtualshareldermeeting.com/TRST2021 as permitted by law
Thursday, May 20, 2021
10:00 AM
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

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.  The Code of Conduct also is available on the Company’s web site at www.trustcobank.com under the “Investor Relations” link.

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 11,031 shareholders of record of TrustCo common stock as of January 31, 2021.

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

Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the SNL Bank and Thrift Index, an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 378 companies as of December 31, 2020. A list of the component companies can be obtained by contacting TrustCo.