Form 10-K, Exhibit 13
period 2021-12-31
TRUSTCO BANK CORP N Y
filed 2022-02-25
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is the largest financial services company headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 144 community banking offices and 160 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2021		2020		Percent Change
Income:
Net interest income	$160,408		$153,580		4.45
Net Income	61,519		52,452		17.29
Per Share: (1)
Basic earnings	3.194		2.718		17.51
Diluted earnings	3.194		2.717		17.56
Book value at period end	31.28		29.46		6.18
Average Balances:
Assets	6,075,481		5,553,636		9.40
Loans, net	4,336,834		4,163,399		4.17
Deposits	5,188,347		4,742,452		9.40
Shareholders’ equity	579,923		553,632		4.75
Financial Ratios:
Return on average assets	1.01%		0.94%		7.45
Return on average equity	10.61		9.47		12.04
Consolidated tier 1 capital to:
Total assets (leverage)	9.61		9.65		(0.41)
Risk-adjusted assets	19.54		19.19		1.82
Common equity tier 1 capital ratio	19.54		19.19		1.82
Total capital to risk-adjusted assets	20.79		20.44		1.71
Net loan (recoveries) charged off to average loans	0.0001		0.0001		-
Allowance for loan losses to nonperforming loans	2.36	x	2.35	x	0.43
Efficiency ratio*	56.90%		56.38%		0.92
Dividend Payout ratio	42.95		50.12		(14.31)

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price
					High	Low

2021
First quarter (1)	$0.730	$0.730	$0.3406	$29.60	$39.08	$31.10
Second quarter	0.749	0.748	0.3406	30.00	39.13	34.10
Third quarter	0.871	0.871	0.3406	30.53	34.52	29.95
Fourth quarter	0.845	0.845	0.3500	31.28	34.80	32.00

2020 (1)
First quarter	$0.688	$0.687	$0.3406	$28.40	$43.83	$22.60
Second quarter	0.584	0.584	0.3406	28.67	36.13	24.60
Third quarter	0.730	0.730	0.3406	29.03	31.35	25.35
Fourth quarter	0.716	0.716	0.3406	29.46	33.45	26.50

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

*The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”), which is presented in the Non-GAAP Financial Measures Reconciliation presented herein.

Financial Highlights	1

President’s Message	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4-32

Glossary of Terms	33-35

Management’s Report on Internal Control Over Financial Reporting	36

Report of Independent Registered Public Accounting Firm (PCAOB ID 173)	37-39

Consolidated Financial Statements and Notes	40-91

Branch Locations	92-97

Officers and Board of Directors	98-99

General Information	100-101

Share Price Information	102

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

Index

President’s Message

Dear Fellow Shareholder,

In a time when the sustainability of business enterprises, and the investments of shareholders in them, is of paramount importance, we can all be proud to say that we are the owners of Trustco Bank.  We can be proud of Trustco Bank because it has a 120-year long tradition of profitability that supports dependable shareholder return in the form of dividends.  We can be proud of Trustco Bank because it is made up of a team of people who reflect the rich diversity of the communities that we serve.  We can be proud of Trustco because it is the Hometown Bank that helps make dreams come true for first-time homebuyers, growing families, increasingly-mobile individuals, retirees, and innovative small business entrepreneurs.

In 2021, TrustCo had record earnings, successfully implemented a reverse stock split, continued a stock buy-back program, increased the amount of its dividend, and strategically positioned the company with capital sufficient to take advantage of the opportunities that we believe the near-term future has in store for us.  All of this was made possible through the skill and commitment to excellence of our team members and the fortitude of those who support us.

As our Florida operation has matured, so has the extent to which we are a part of the fabric of the places where we have the privilege of providing banking, investment, and mortgage services.  Not content with over $1 billion each in loans and deposits in the Sunshine State, our Florida operation unveiled a new full-service branch in Palm Coast on the eastern shore and deployed a new loan production office in Naples on the west coast.  The Naples expansion is the first move in a strategic initiative for the company through which we intend to expand into new areas on the edges of our footprint by leading with our industry-best residential mortgage product.  We could not be more proud of our family of customers and team members in the great state of Florida.

We are also are very proud of our deep roots in the Northeast.  As we mark the 120th anniversary of Trustco Bank, we celebrate our continued commitment to the communities where it all began for us.  We are deeply grateful that we have branch locations in operation today that have been open continuously since our first days.  It is upon this foundation that we stand as we roll out today’s state-of-the-art technology and look ahead toward the technology of the future.

Capitalists rightly advise that to be meaningful, success must be sustainable.  Our corporate commitment to running a bank that is the low-cost provider of high-quality banking products and services has sustained us for 120 years.  It is our passion for empowering our team members to help make dreams come true for the people of the communities that we serve that will sustain us for years to come.  Detailed information about the composition of our team and our many efforts in environmental, social, and governance matters can be found on our corporate sustainability page at www.trustcobank.com/sustainability and in the human capital management section in our 10-K filing.

None of what has been accomplished would have been possible without the support of you, our shareholders.  All of us at TrustCo are truly thankful for the faith that you have placed in us.  As we look ahead, we are excited for the opportunities that await us.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

Index

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2021 and, in summary form, the two preceding years.  Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis.  Balances discussed are daily averages unless otherwise described.  The consolidated financial statements and related notes and the quarterly reports to shareholders for 2021 should be read in conjunction with this review.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

COVID-19 Impact

Beginning in March 2020, we experienced negative impacts to our business in the form of requests for loan deferrals of principal and interest due to the business disruption caused by the COVID-19 pandemic.  The Company evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company’s balance sheets and results of operations as of and for the years ended December 31, 2021 and 2020, except for adjustments in the provision for loan losses.  At this time, it is difficult to quantify the impact COVID-19 will have on future periods due to various uncertainties, including the duration, severity, spread, variants and resurgences of COVID-19.

The following is a description of the impact the COVID-19 global pandemic is having on certain elements of our business:

Loan modifications

We have always been committed to working with our customers or borrowers to allow time to work through the challenges of the pandemic. At this time, it is uncertain what future impact, if any, further loan modifications related to COVID-19 difficulties will have on our financial condition, results of operations and provision for loan losses. We began receiving requests from our borrowers for loan deferrals in March 2020 and agreed with many borrowers to modify their loans. Modifications included the deferral of principal and/or interest payments for terms generally up to 90 days. Requests were evaluated individually and approved modifications were based on the unique circumstances of each borrower.  Loan modifications and payment deferrals as a result of the COVID-19 pandemic that meet the criteria established under Section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) or under applicable interagency guidance of the federal banking regulators have been and will be excluded from evaluation of troubled debt restructuring (“TDR”) classification and will continue to be reported as current during the payment deferral period.  Although there are no loan deferrals outstanding as of December 31, 2021, the Company’s policy is to continue to accrue interest during the deferral period if additional deferrals arise.  Loans not meeting the CARES Act or regulatory guidance will be evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

Paycheck Protection Program (“PPP”) and Liquidity

As part of the CARES Act, the Small Business Administration (SBA) was authorized to guarantee loans under the PPP for small businesses that meet the necessary eligibility requirements in order to keep their workers on the payroll. The Company began accepting applications on April 3, 2020 and granted 663 PPP loans totaling $46 million during 2020, and in 2021 the Company granted an additional 344 PPP loans totaling approximately $23 million.  As of December 31, 2021 190 PPP loans totaling approximately $10 million remain outstanding.  The Company has received loan origination fees from the SBA which are being recognized over the life of the loan using the effective yield method.

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

Index
Financial Review

TrustCo made significant progress in 2021 despite a challenging operating environment and mixed economic conditions as a result of the pandemic.  Among the key results for 2021, in management’s view:

•	Net income after taxes was up 17.3% or $9.1 million to $61.5 million as compared to the prior year;

•	Period-end loans were up $194 million for 2021 compared to the prior year;

•	Period-end deposits were up $231 million for 2021 compared to the prior year;

•	Nonperforming assets declined $2.5 million or 11.6% to $19.1 million from year-end 2020 to year-end 2021;

•	At 56.90%, the efficiency ratio remained consistent with our peer-group levels (see Non-GAAP Financial Measures Reconciliation), and;

•
The regulatory capital levels of both the Company and the Bank continued to remain very strong at December 31, 2021, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, despite the ongoing pandemic and increased regulatory expectations, by executing its long-term plan focused on traditional lending criteria and balance sheet management.  Achievement of specific business goals such as the continued expansion of loans and deposits, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 10.61% in 2021 compared to 9.47% in 2020, while return on average assets was 1.01% in 2021 as compared to 0.94% in 2020.

During 2021 the U.S. saw continued economic recovery highlighted by job growth and lower unemployment claims.  Despite the ongoing pandemic, labor shortages, and supply-chain bottlenecks, the stock market thrived with each of the major indexes posting double-digit gains.  Contributing to these gains were additional stimulus measures, more job opportunities, increased availability of coronavirus vaccines, and low interest rates.  For the year ending 2021, the Dow Jones Industrial Average ended with growth of 18.7%, as compared to growth of 7.25% in 2020.  The S&P 500 Index also showed growth of 26.89% for the year, compared to growth of 16.26% in 2020.  United States Three Month Treasury Bills experienced a slight decline in rates ending the year at 0.06%, 146 basis points behind the ten-year Treasury yield at year-end of 1.52%.  These yields compare to 2020 year-end yields of 0.09% for the three month Treasury and 0.93% for the ten-year Treasury yields.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter term treasury markets and the mortgage loans products tend to track with the ten-year Treasury yields.  Beginning in 2021 the yield on the two year Treasury bond was 0.13% and increased 60 basis points during the year to close 2021 at 0.73% and the ten-year Treasury bond began 2021 at 0.93% and closed the year up 59 basis points to 1.52% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire for lower shorter term rates to help economic expansion and provide for target levels of employment as a result of the pandemic.  However, during 2021 the United States experienced a significant increase in inflation which could trigger the Federal Reserve to increase interest rates.

The outlook for the United States economy is anticipated to bring continued economic recovery.  Growth in business operations and expansion of corporate activities will be necessary for broad range increases in revenues and profits.

Generally, a steady increase in economic activities is viewed as a positive for the banking and finance industries as economic growth creates additional demand for goods and services, which in turn result in increased revenues and profits.  TrustCo like most other banking organizations prices many of its liabilities (deposits and short term debt) off of the shorter end of the Treasury maturity curve.  The average for the three month Treasury was 32 basis points lower in 2021 than in 2020, with the median yield of 0.05% in 2021 down 7 basis points over the median yield in 2020.  These trends generally reflect a decrease in the cost for deposit products that price off of the short term treasury market yields.  At the same time the average yield of the ten-year Treasury has increased to 1.45% in 2021, up 56 basis points from 2020 when the average was 0.89%.  Generally longer term loans are priced consistent with the changes in the ten-year treasury markets.  These two trends – lower shorter term rates coupled with an increase in longer term rates – result in the spread of these yields widening, which is a positive trend to the banking industry, but did not mitigate historical low rates putting pressure on banking net interest margins.

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

Index
Overview

2021 results were marked by continued growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $4.44 billion, an increase of $194 million or 4.6% over the 2020 year-end balance.  Deposits ended 2021 at $5.27 billion, up from $5.04 billion the prior year-end.  The year-over-year increases in loans and deposits reflect the success the Company has had in attracting customers to the Bank, as well as the belief that in the current pandemic environment there is a desire of customers to have additional funds in the safety and security offered by TrustCo’s long history of conservative banking.  Also contributing to the increase in retail deposits was additional federal stimulus payments sent to eligible customers from the Internal Revenue Service.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and deposits, as well as net interest income and non-interest income.

TrustCo recorded net income of $61.5 million or $3.194 of diluted earnings per share for the year ended December 31, 2021, compared to $52.5 million or $2.717 of diluted earnings per share for the year ended December 31, 2020.  Net income before taxes was $82.1 million in 2021 compared to $69.4 million in 2020.

During 2021, the following had a significant effect on net income:

•	An increase of $6.8 million in net interest income from 2020 to 2021 primarily as a result of lower deposit rates;
•	a decrease of $11.1 million in the provision for loan losses to a credit of $5.5 million in 2021;
•	an increase in non-interest income of $767 thousand, and;
•	an increase in non-interest expense of $6.0 million.

TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2021 and 2020, including:

•
Tier 1 risk-based capital ratio of 19.54% for 2021 and 19.19% for 2020, compared to medians of 12.79% in 2021 and 12.90% in 2020 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•	an efficiency ratio, as calculated by S&P Global Market Intelligence, of 56.90% for 2021 and 56.38% for 2020, compared to the peer group medians of 56.70% in 2021 and 57.45% in 2020.

During 2021, TrustCo’s results were affected by the growth of deposits, strong loan growth and a shift in asset mix.  Despite the low interest rate environment and the ongoing effects from the pandemic during 2021, the Company was able to continue to attract and retain deposits.  On average for 2021, non-maturity deposits were 77.5% of total deposits, up from 71.5% in 2020.  Overall, the cost of interest bearing liabilities decreased 41 basis points to 0.16% in 2021 as compared to 2020.  Average loan balances increased 4.2% from 2020 to 2021, while the total of federal funds sold and other short-term investments, available for sale securities and held to maturity securities increased 28.7%, average net loans decreased to 73.2% of average earning assets in 2021 from 77.2% in 2020.  The Company has traditionally maintained a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.  The low rate environment in 2021 as well as the current pandemic resulted in maturing and called securities being reinvested in loans and bonds, with any remaining funds continuing to be held in Federal funds sold and other short-term investments.

As discussed previously, market interest rates moved during the course of 2021, with shorter term three month Treasury rates being consistent year over year, and longer term rates increasing versus year‑end 2020.  Overall, trends in market rates caused a steepening of the yield curve, on average, during the year.  The average daily spread between the ten-year Treasury and the two-year Treasury was 118 basis points in 2021, up from an average of 50 basis points in 2020 and 17 basis points in 2019.  The spread between the ten-year Treasury and the two-year Treasury changed throughout the year but ended 2021 at 79 basis points, which was relatively flat year over year.  Generally, a more positive slope in the yield curve is beneficial for the Company’s earnings derived from its core mix of loans and deposits.

Index
The tables below illustrate the range of key Treasury bond interest rates during 2021 and 2020.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year – 2 Year Spread(%)
2021
Beginning of Year	0.09	0.13	0.36	0.93	0.80
Peak	0.09	0.76	1.34	1.74	1.59
Trough	0.01	0.09	0.36	0.93	0.72
End of Year	0.06	0.73	1.26	1.52	0.79
Average	0.04	0.27	0.86	1.45	1.18
Median	0.05	0.20	0.83	1.48	1.14

2020
Beginning of Year	1.55	1.58	1.69	1.92	0.34
Peak	1.59	1.58	1.67	1.88	0.83
Trough	-	0.11	0.19	0.52	0.12
End of Year	0.09	0.13	0.36	0.93	0.80
Average	0.36	0.39	0.53	0.89	0.50
Median	0.12	0.17	0.36	0.74	0.52

Source: www.treasury.gov

During 2020, management increased certain allowance qualitative factors based on its assessment of the impact of the pandemic on local, national, and global economic conditions as well as the perceived risks inherent in specific industries and credit characteristics.  In light of an improving economic environment in 2021 and based on the approach utilized in the prior year the company adjusted the pandemic specific provision during the second half of 2021.  Changes to the pandemic specific provision, as well as sustained improvement in asset quality trends and changes in economic conditions, has resulted in a decrease in the provision for loan losses from an expense of $5.6 million in 2020 to a credit of $5.5 million in 2021, which favorably affected net income.  Net charge‑offs decreased from $322 thousand in 2020 to net recoveries of $122 thousand in 2021.  Total nonperforming loans decreased $2.3 million from 2020.  Details on nonperforming loans and net charge-offs are included in the notes to the financial statements.  The decrease in the provision for loan losses is primarily driven by improvements in asset quality trends and economic conditions, as well as adjustments to the pandemic specific provision.

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

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets and in  2021 the Company expanded its Florida market by opening a branch in Palm Coast.  The Company has experienced continued growth in all markets as measured by the growth in deposit and loan balances.  All branches have the same products and features found at other Trustco Bank locations.  Additionally, the Company has made significant investments in the online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.

Index
Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.6% and 97.3% of average total assets for 2021 and 2020, respectively.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  From December 2015 through December 2018, the U.S. Federal Reserve Board increased its federal funds target rate from a range of 0.00% - 0.25% to a range of 2.25% - 2.50%. Beginning in the second half of 2019, the Federal Reserve Board began lowering the rate in response to a slowing economy.  During the first quarter of 2020 the rate was significantly decreased again as a result of the global pandemic related to COVID-19, and returned the range of 0.00% to 0.25% where it currently remains.

The yield on the ten-year Treasury bond increased by 59 basis points from 0.93% at the beginning of 2021 to the year‑end level of 1.52%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae.  Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  Higher market interest rates also generally increase the value of retail deposits.

The decrease in the Federal Funds target range in 2020 continues to have a negative impact on earnings on the Company’s cash position.  The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 and 2021 relative to historic levels, which also has driven down deposit costs.  However, as previously discussed, it is believed that the Federal Reserve will begin to increase the Federal Funds target rate in the first part of 2022.

Index
Earning Assets

Average earning assets during 2021 were $5.9 billion, which was an increase of $525.1 million from 2020.  This increase was primarily the result of growth in the average balance of net loans of $173.4 million and in Federal Funds sold and other short‑term investments of $363.2 million, offset by decreases of $5.1 million in securities available for sale and $4.6 million in held-to-maturity securities between 2020 and 2021.  The increase in the loan portfolio is the result of a significant increase in residential mortgage loans, which more than offset net decreases in the other loan categories.  The increase in residential real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign and competitive rates and closing costs.

Total average assets were $6.1 billion for 2021 and $5.6 billion for 2020.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)	2021	2020	2019	2021 vs. 2020	2020 vs. 2019	Components of Total Earning Assets
						2021	2020	2019
Loans, net	$4,336,834	4,163,399	3,926,199	173,435	237,200	73.2%	77.2%	78.1

Securities available for sale (1):
U.S. government sponsored enterprises	63,743	38,508	156,292	25,235	(117,784)	1.1	0.7	3.1
State and political subdivisions	48	111	167	(63)	(56)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations-residential	308,777	333,093	345,718	(24,316)	(12,625)	5.2	6.2	6.9
Corporate bonds	53,699	50,982	34,637	2,717	16,345	0.9	0.9	0.7
Small Business Administration-guaranteed participation securities	35,723	44,379	53,269	(8,656)	(8,890)	0.6	0.8	1.1
Other	685	686	685	(1)	1	-	-	-
Total securities available for sale	462,675	467,759	590,768	(5,084)	(123,009)	7.8	8.6	11.8

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	11,733	16,376	20,643	(4,643)	(4,267)	0.2	0.3	0.4
Total held-to-maturity securities	11,733	16,376	20,643	(4,643)	(4,267)	0.2	0.3	0.4

Federal Reserve Bank and Federal Home Loan Bank stock	5,578	7,381	9,123	(1,803)	(1,742)	0.1	0.1	0.2
Federal funds sold and other short-term investments	1,111,257	748,085	477,181	363,172	270,904	18.7	13.8	9.5

Total earning assets	$5,928,077	5,403,000	5,023,914	525,077	379,086	100.0%	100.0%	100.0

(1)	The average balances of securities available for sale are presented using amortized cost for these securities.

As mentioned, average net loans decreased to 73.2% of average earning assets in 2021 from 77.2% in 2020.  The low rate environment resulted in maturing and called securities, as well as increases in deposits, being reinvested in federal funds sold and other short-term investments, which has always been a source of liquidity to fund loan growth and provide flexibility for balance sheet management.

Loans

In 2021, the Company experienced another year of solid loan growth despite the challenges of the ongoing pandemic.  The $194.3 million increase or 4.6% in the Company’s gross loan portfolio from December 31, 2020 to December 31, 2021 was due to higher residential balances, which offset lower balances in other loan categories.  Average loans increased $173.4 million during 2021 to $4.34 billion.  Interest income on the loan portfolio decreased to $159.2 million in 2021 from $166.0 million in 2020.  The average yield decreased 32 basis points to 3.67% in 2021 compared to 3.99% in 2020.

Index
LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2021		2020		2019
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$180,814	4.1%	$198,328	4.7%	$181,635	4.5%
Real estate - construction	37,279	0.8	24,749	0.6	28,532	0.7
Real estate - mortgage	3,980,294	89.7	3,769,582	88.8	3,573,106	87.9
Home equity lines of credit	230,976	5.2	242,194	5.7	267,922	6.6
Installment loans	9,416	0.2	9,617	0.2	11,001	0.3
Total loans	4,438,779	100.0%	4,244,470	100.0%	4,062,196	100.0%
Less: Allowance for loan losses	44,267		49,595		44,317
Net loans (1)	$4,394,512		$4,194,875		$4,017,879

	Average Balances
	2021		2020		2019		2018		2017
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$193,370	4.5%	$203,314	4.9%	$176,165	4.5%	$175,814	4.7%	$175,596	5.0%
Real estate - construction	31,014	0.7	26,641	0.6	27,728	0.7	26,717	0.7	26,616	0.8
Real estate - mortgage	3,870,097	89.2	3,667,909	88.2	3,433,683	87.4	3,236,631	86.5	2,985,870	84.9
Home equity lines of credit	233,628	5.4	255,583	6.1	277,905	7.1	297,678	7.9	318,660	9.1
Installment loans	8,725	0.2	9,952	0.2	10,718	0.3	9,242	0.2	8,158	0.2

Total loans	4,336,834	100.0%	4,163,399	100.0%	3,926,199	100.0%	3,746,082	100.0%	3,514,900	100.0%
Less: Allowance for loan losses	49,421		47,330		44,639		44,651		44,319
Net loans (1)	$4,287,413		$4,116,069		$3,881,560		$3,701,431		$3,470,581

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products.  Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed.  The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted to customers.  The average balance of residential real estate mortgage loans was approximately $3.88 billion in 2021 and approximately $3.68 billion in 2020.  Income on real estate loans decreased to $138.8 million in 2021 from $144.2 million in 2020.  The yield on the portfolio decreased from 3.92% in 2020 to 3.57% in 2021.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market area.

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

Average commercial loans of $210.1 million in 2021 decreased by $9.2 million from $219.3 million in 2020, primarily because of PPP loan payoffs.  Average commercial loans included $19.4 million and $14.2 million of commercial real estate construction loans in 2021 and 2020, respectively.  The average yield on the commercial loan portfolio increased to 5.19% for 2021 from 4.92% in 2020, primarily as a result of PPP loans being forgiven during 2021.  Interest income on commercial loans was $10.9 million in 2021 compared to $10.8 million in 2020, up slightly primarily as a result of income recognized on the forgiveness of the PPP loans.

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

TrustCo has a strong position in the home equity credit line product in its market area.  During 2021, the average balance of home equity credit lines was $233.6 million, a decrease from $255.6 million in 2020.  Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  Changes in tax law and consumer behavior have resulted in this product being somewhat less popular in recent years.  TrustCo’s average yield on this portfolio was 3.77% for 2021 and 4.01% for 2020.  Interest income on home equity credit lines decreased from $10.3 million in 2020 to $8.8 million in 2021.

Index
MATURITIES AND SENSITIVITIES OF LOANS TO CHANGE IN INTEREST RATES

(dollars in thousands)	December 31, 2021
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$29,709	65,198	85,907	180,814
Real estate construction	37,279	-	-	37,279

Total	66,988	65,198	85,907	218,093

Predetermined rates	34,144	65,198	85,907	185,249
Floating rates	32,844	-	-	32,844

Total	$66,988	65,198	85,907	218,093

At December 31, 2021 and 2020, the Company had approximately $37.3 million and $24.7 million of real estate construction loans, respectively.  Of the $37.3 million in real estate construction loans at December 31, 2021, approximately $17.9 million were secured by first mortgages to residential borrowers with the remaining $19.4 million were loans to commercial borrowers for residential construction projects.  Of the $24.7 million in real estate construction loans at December 31, 2020, approximately $10.5 million were secured by first mortgages to residential borrowers with the remaining $14.2 million were loans to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2021		2020		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U. S. government sponsored enterprises	$59,976	59,179	20,000	19,968	104,895	104,512
State and political subdivisions	41	41	103	103	160	162
Mortgage backed securities and collateralized mortgage obligations-residential	269,907	270,798	308,432	316,158	388,537	389,517
Corporate bonds	45,805	45,337	59,185	59,939	30,164	30,436
Small Business Adminstration-guaranteed participation securities	31,303	31,674	40,955	42,217	48,991	48,511
Other	685	684	685	686	685	685
Total securities available for sale	407,717	407,713	429,360	439,071	573,432	573,823
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	9,923	10,695	13,824	14,988	18,618	19,680
Total held to maturity securities	9,923	10,695	13,824	14,988	18,618	19,680
Total investment securities	$417,640	418,408	443,184	454,059	592,050	593,503

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

Index
Holdings of various types of securities may vary from year‑to‑year depending on management’s assessment of relative risk and reward, and also due to timing issues of calls, maturities, prepayments and purchases.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been typically invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2021, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2021, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2021 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2021, the carrying value of securities available for sale amounted to $407.7 million, compared to $439.1 million at year-end 2020.  For 2021, the average balance of securities available for sale was $462.7 million with an average yield of 1.44%, compared to an average balance in 2020 of 467.8 million with an average yield of 2.00%.  The taxable equivalent income earned on the securities available for sale portfolio in 2021 was $6.7 million, compared to $9.4 million earned in 2020.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2021, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $3.9 million and gross unrealized losses also of approximately $3.9 million.  At December 31, 2020, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $9.9 million and gross unrealized losses of approximately $217 thousand.   As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities: At December 31, 2021, the Company held $9.9 million of held to maturity securities, compared to $13.8 million at December 31, 2020.  For 2021, the average balance of held to maturity securities was $11.7 million, compared to $16.4 million in 2020.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities increased slightly from 3.69% in 2020 to 3.71% in 2021 as the mix within the portfolio changed due primarily to normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $604 thousand in 2020 to $435 thousand in 2021, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2021 was $10.7 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2021 there was $1 thousand of unrecognized losses on securities in this portfolio.

Securities Gains: During 2021, and 2019, TrustCo did not recognize any net gains from securities transactions. During 2020, TrustCo recognized approximately $1.2 million from net gains from securities transactions.   There were no sales or transfers of held to maturity securities in 2021, 2020 and 2019.

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

Index
SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2021
	Maturing:
Debt securities available for sale:	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$-	59,976	-	-	59,976
Fair Value	-	59,179	-	-	59,179
Weighted average yield	-%	0.61	-	-	0.61
State and political subdivisions
Amortized cost	$7	34	-	-	41
Fair Value	7	34	-	-	41
Weighted average yield	5.23%	5.27	-	-	5.26
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$1,672	162,905	101,273	4,057	269,907
Fair Value	1,689	165,913	99,217	3,979	270,798
Weighted average yield	3.83%	2.27	1.77	1.98	2.09
Corporate bonds
Amortized cost	$14,965	30,840	-	-	45,805
Fair Value	15,121	30,216	-	-	45,337
Weighted average yield	3.44%	1.01	-	-	1.82
Small Business Administration-guaranteed participation securities
Amortized cost	$6,807	24,496	-	-	31,303
Fair Value	6,893	24,781	-	-	31,674
Weighted average yield	1.99%	2.11	-	-	2.08
Other
Amortized cost	$85	600	-	-	685
Fair Value	86	598	-	-	684
Weighted average yield	2.81%	1.23	-	-	1.43
Total securities available for sale
Amortized cost	$23,536	278,851	101,273	4,057	407,717
Fair Value	23,796	280,721	99,217	3,979	407,713
Weighted average yield	3.05%	1.76	1.77	1.98	1.85

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	339	1,319	8,265	9,923
Fair Value	-	351	1,375	8,969	10,695
Weighted average yield	-%	4.83	2.87	5.28	4.96%
Total held to maturity securities
Amortized cost	$-	339	1,319	8,265	9,923
Fair Value	-	351	1,375	8,969	10,695
Weighted average yield	-%	4.83	2.87	5.28	4.96%

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.  The level of calls in 2020 was higher than the 2021 level due to the reduction in interest rates in early 2020 as a result of the pandemic.  The probability of future calls will change depending on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2021.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2021 on each type/maturity grouping.

Index
SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2021
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$15,057	15,215	78,512	78,046
1 to 5 years	91,462	90,040	223,875	226,471
5 to 10 years	17,725	18,079	101,273	99,217
After 10 years	283,473	284,379	4,057	3,979
Total debt securities available for sale	$407,717	407,713	407,717	407,713

Held to maturity securities:

(dollars in thousands)	As of December 31, 2021
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$-	-	53	54
1 to 5 years	339	351	8,639	9,261
5 to 10 years	1,319	1,375	1,231	1,380
After 10 years	8,265	8,969	-	-
Total held to maturity securities	$9,923	10,695	9,923	10,695

Federal Funds Sold and Other Short-term Investments

During 2021, the average balance of Federal Funds sold and other short-term investments was $1.1 billion, an increase from $748.1 million in 2020.  The average rate earned on these assets was 0.13% in 2021 and 0.26% in 2020.  TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $1.2 billion for 2021, compared to $1.1 billion at year-end 2020.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2021, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2022 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $5.2 billion in 2021, compared to approximately $4.7 billion in 2020, an increase of $445.9 million.  Changes in deposit categories (average balances 2021 versus 2020) included: demand deposits up $182.8 million, interest-bearing checking deposits up $163.3 million, savings up $205.9 million, money market up $77.0 million and time deposits down $183.2 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The increase in retail deposits reflects the focus on growing funding sources by providing core banking services better, faster and at competitive rates.  Additionally, we also believe the increase in retail deposits continues to reflect of the desire of customers to have additional funds in the safety and security offered by TrustCo’s long history of conservative banking.  Also contributing to the increase in retail deposits was federal stimulus payments sent to eligible customers from the Internal Revenue Service.  The balance in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

Index
MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)	2021	2020	2019	2021 vs. 2020	2020 vs. 2019	Components of Total Funding
						2021	2020	2019

Retail deposits
Demand deposits	$750,111	567,265	427,276	182,846	139,989	13.8%	9.4	9.0
Savings	1,397,432	1,191,532	1,134,050	205,900	57,482	25.8	24.8	28.2
Time deposits under $250 thousand	964,541	1,126,636	1,189,901	(162,095)	(63,265)	17.8	26.0	22.0
Interest bearing checking accounts	1,134,702	971,385	874,700	163,317	96,685	20.9	19.1	20.4
Money market deposits	739,139	662,107	555,547	77,032	106,560	13.6	12.2	11.8
Total retail deposits	4,985,925	4,518,925	4,181,474	467,000	337,451	91.9	91.5	91.4
Time deposits over $250 thousand	202,422	223,527	227,586	(21,105)	(4,059)	3.7	5.0	4.1
Short-term borrowings	232,815	180,065	159,220	52,750	20,845	4.4	3.5	4.4
Total purchased liabilities	435,237	403,592	386,806	31,645	16,786	8.1	8.5	8.6
Total sources of funding	$5,421,162	4,922,517	4,568,280	498,645	354,237	100.0%	100.0	100.0

Index
AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2021			2020			2019
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$4,336,834	159,168	3.67%	$4,163,399	165,964	3.99%	$3,926,199	166,610	4.24%

Securities available for sale:
U.S. government sponsored enterprises	63,743	314	0.49	38,508	568	1.48	156,292	3,209	2.05
State and political subdivisions	48	3	6.56	111	9	7.82	167	13	7.78
Mortgage backed securities and collateralized mortgage obligations-residential	308,777	4,515	1.46	333,093	6,131	1.84	345,718	8,219	2.38
Corporate bonds	53,699	1,065	1.98	50,982	1,721	3.38	34,637	1,096	3.16
Small Business Administration-guaranteed participation securities	35,723	745	2.09	44,379	902	2.03	53,269	1,121	2.10
Other	685	20	2.92	686	23	3.35	685	22	3.21
Total securities available for sale	462,675	6,662	1.44	467,759	9,354	2.00	590,768	13,680	2.32
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	11,733	435	3.71	16,376	604	3.69	20,643	797	3.86
Total held to maturity securities	11,733	435	3.71	16,376	604	3.69	20,643	797	3.86
Federal Reserve Bank and Federal Home Loan Bank stock	5,578	260	4.66	7,381	421	5.70	9,123	568	6.23
Federal funds sold and other short-term investments	1,111,257	1,458	0.13	748,085	1,948	0.26	477,181	10,478	2.20
Total interest earning assets	5,928,077	167,983	2.83%	5,403,000	178,291	3.30%	5,023,914	192,133	3.82%
Allowance for loan losses	(49,421)			(47,330)			(44,639)
Cash and noninterest earning assets	196,825			197,966			182,545
Total assets	$6,075,481			$5,553,636			$5,161,820
Liabilities and shareholders’ equity Interest bearing deposits:
Interest bearing checking accounts	$1,134,702	178	0.02%	$971,385	148	0.02%	$874,700	288	0.03%
Savings	1,397,432	624	0.04	1,191,532	716	0.06	1,134,050	1,338	0.12
Time deposits and money markets	1,906,102	5,863	0.31	2,012,270	22,834	1.13	1,973,034	33,227	1.68
Total interest bearing deposits	4,438,236	6,665	0.15	4,175,187	23,698	0.57	3,981,784	34,853	0.88
Short-term borrowings	232,815	909	0.39	180,065	1,010	0.56	159,220	1,468	0.92
Total interest bearing liabilities	4,671,051	7,574	0.16%	4,355,252	24,708	0.57%	4,141,004	36,321	0.88%
Demand deposits	750,111			567,265			427,276
Other liabilities	74,396			77,487			80,051
Shareholders’ equity	579,923			553,632			513,489
Total liabilities and shareholders’ equity	$6,075,481			$5,553,636			$5,161,820
Net interest income		160,409			153,583			155,812
Taxable equivalent adjustment		(1)			(3)			(5)
Net interest income		160,408			153,580			155,807
Net interest spread			2.67%			2.73%			2.94%
Net interest margin (net interest income to total interest earnings assets)			2.71			2.84			3.10

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2021, 2020 and 2019.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $3.3 million, $7.1 million, and $(3.6) million in 2021, 2020, and 2019, respectively, of net unrealized gain (loss), net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized income (loss) has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

Index
The overall cost of interest bearing deposits decreased primarily as a result of the lower interest rate environment resulting from the pandemic.

The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations.  In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.

Other funding sources: The Company had $232.8 million of average short‑term borrowings outstanding during 2021, compared to $180.1 million in 2020.  The increase over the prior year is consistent with the overall increase in core deposits and is not attributed with efforts to grow this product type.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.39% in 2021 and 0.56% in 2020.  This resulted in interest expense of approximately $909 thousand in 2021, compared to $1.0 million in 2020.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2021	2020	2019	2018	2017
Individuals, partnerships and corporations	$5,144,071	4,700,635	4,380,866	4,184,850	4,149,832
U.S. Government	-	-	-	-	-
States and political subdivisions	15,761	15,709	8,663	3,007	2,765
Other (certified and official checks, etc.)	28,515	26,108	19,531	18,720	18,799
Total average deposits by type of depositor	$5,188,347	4,742,452	4,409,060	4,206,577	4,171,396

MATURITY OF TIME DEPOSITS OVER $250 THOUSAND

(dollars in thousands)

As of December 31, 2021

Under 3 months	$44,980
3 to 6 months	27,880
6 to 12 months	69,424
Over 12 months	19,230

Total	$161,514

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2021 vs. 2020			2020 vs. 2019
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):

Federal funds sold and other short-term investments	$(490)	714	(1,204)	(8,530)	3,909	(12,439)
Securities available for sale:
Taxable	(2,686)	(266)	(2,420)	(4,322)	(1,853)	(2,469)
Tax-exempt	(6)	(5)	(1)	(4)	(4)	-
Total securities available for sale	(2,692)	(271)	(2,421)	(4,326)	(1,857)	(2,469)
Held to maturity securities (taxable)	(169)	(172)	3	(193)	(159)	(34)
Federal Reserve Bank and Federal Home Loan Bank stock	(161)	(92)	(69)	(147)	(102)	(45)
Loans, net	(6,796)	6,391	(13,187)	(646)	9,646	(10,292)
Total interest income	(10,308)	6,570	(16,878)	(13,842)	11,437	(25,279)

Interest expense:
Interest bearing checking accounts	30	26	4	(140)	22	(162)
Savings	(92)	111	(203)	(622)	68	(690)
Time deposits and money markets	(16,971)	(2,061)	(14,910)	(10,393)	(611)	(9,782)
Short-term borrowings	(101)	251	(352)	(458)	172	(630)
Total interest expense	(17,134)	(1,673)	(15,461)	(11,613)	(349)	(11,264)
Net interest income (TE)	$6,826	8,243	(1,417)	$(2,229)	11,786	(14,015)

Index
Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements.  The regulatory capital rules contain a Tier 1 leverage ratio of 4.0% of consolidated assets, a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and a total risk-based capital ratio or 8.0% of risk-weighted assets.  In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (known as the capital conservation buffer) above the minimum risk-based capital levels in order to avoid restrictions on dividends, repurchase shares, or payment of discretionary bonuses.

As of December 31, 2021, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2021 and 2020, Trustco Bank met the definition of “well-capitalized.”
The federal bank regulatory agencies have adopted rules creating a “community bank leverage ratio” framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies. The new rule was effective as of January 1, 2020.  Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it has decided it would not opt-in to the framework.

The Company’s dividend payout ratio was 42.95% of net income in 2021 and 50.12% of net income in 2020. The Company executed a 1 for 5 reverse stock split on May 28, 2021.  The per-share dividend paid was $1.372 in 2021 and $1.363 in 2020, adjusted for the reverse split.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo’s consolidated Tier 1 risk-based capital was 19.54% of risk-adjusted assets at December 31, 2021, and 19.19% of risk‑adjusted assets at December 31, 2020.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2021 was 9.61%, as compared to 9.65% at year-end 2020.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment plan (DRP) with approximately 7,156 participants.  During 2021, $2.2 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRP also allows for additional purchases by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On June 7, 2019 the Company’s Board of Directors authorized a share repurchase program of up to 1,000,000 shares.  During the three months ended March 31, 2020, the Company repurchased a total of 489 thousand shares at an average price per share of $7.11 for a total of $3.5 million under its Board authorized share repurchase program.  The shares purchased as of March 31, 2020 represented 0.51% of our common shares outstanding.  On April 16, 2020 the Company announced that it has suspended its share repurchase program.  On February 18, 2021 the Company’s Board of Directors authorized another share repurchase program of up to 2,000,000 shares and was adjusted to 400,000 shares as a result of the approval of the Reverse Stock Split, and represents approximately 2% of its currently outstanding common stock.  During the twelve months ended December 31, 2021, the Company repurchased a total of 70 thousand shares at an average price per share of $32.82 for a total of $2.3 million under its Board authorized share repurchase program.

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

Index
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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2021, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2021 and 2020 totaled $19.1 million and $21.6 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.42% in 2021 and 0.50% in 2020.  As of December 31, 2021 and 2020, there were $6.5 million and $7.1 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2021, nonperforming loans include a mix of commercial and residential loans.  Of the total nonaccrual loans of $18.7 million, $18.6 were residential real estate loans and $112 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions generally improved as compared to the prior year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2021, 70.6% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 29.4% of the loan portfolio are Florida loans.  At December 31, 2021, 10.7% of nonperforming loans were in Florida and 89.3% were in the Company’s New York area markets.  At December 31, 2021 nonperforming Florida loans amounted to $2.0 million compared to $1.2 million at December 31, 2020.

(dollars in thousands)	As of December 31,
	2021		2020	2019	2018	2017
Loans in nonaccrual status	$18,739		21,061	20,840	24,952	24,339
Restructured retail loans	17		23	29	34	38
Total nonperforming loans	18,756		21,084	20,869	24,986	24,377
Foreclosed real estate	362		541	1,579	1,676	3,246
Total nonperforming assets	$19,118		21,625	22,448	26,662	27,623
Allowance for loan losses	$44,267		49,595	44,317	44,766	44,170
Allowance coverage of nonperforming loans	2.36	x	2.35	2.12	1.79	1.81
Nonperforming loans as a % of total loans	0.42%		0.50	0.51	0.64	0.67
Nonperforming assets as a % of total assets	0.31%		0.37	0.43	0.54	0.56

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.

There were $232 thousand and $1.0 million of commercial loans classified as impaired as of December 31, 2021 and 2020, respectively.  In addition, there were $18.3 million and $20.6 million of residential TDRs classified as impaired at December 31, 2021 and 2020, respectively.  Generally, residential TDRs involve the borrower filing for bankruptcy protection.  The average balances of all impaired loans were $20.8 million during both 2021 and 2020, and $21.0 million in 2019.

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

Index
Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming loans, TDRs, and impaired loans, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2021, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  None of these loans involve more than normal risk of collectability or present other unfavorable features.

At year-end 2021 and 2020 there were $362 thousand and $541 thousand of foreclosed real estate, respectively.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

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

 The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans recovered in 2021 were $122 thousand and net loans charged off were $322 thousand in 2020.  The decrease in net charge-offs was primarily the result of lower gross charge offs in both the New York and Florida residential, commercial and installment segments of the portfolio, and increased recoveries in the New York residential, commercial and installment segments of the portfolio.   New York commercial gross recoveries were up $22 thousand from 2020 to 2021, residential gross recoveries were up $150 thousand in 2021 relative to 2020, and installment recoveries were up $42 thousand from 2020 to 2021.  Total gross charge-offs in 2021 were $430 thousand versus $661 thousand in 2020.  There were no Florida commercial charge-offs in either 2021 or 2020, and New York commercial charge-offs decreased $6 thousand from 2020 to 2021.   Residential gross charge-offs were down $64 thousand from 2020 to 2021 and gross installment charge‑offs decreased $161 thousand from 2020 to 2021.  The changes in gross and net charge-offs in these categories reflected economic and market changes.  The provision for loan losses was a credit in 2021 of $5.5 million compared to an expense of $5.6 million in 2020.  The decrease in the provision for loan losses in 2021 was primarily driven by improvements in asset quality trends and economic conditions, as well as adjustments to the pandemic specific provision.  The allowance for loan losses decreased from $49.6 million at December 31, 2020, or 1.17% of total loans at that date, to $44.3 million at December 31, 2021, or 1.00% of total loans at that date.

Conditions in most of the Bank’s market areas are stabilizing or improving as compared to 2020 however, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses. Additionally, the foreclosure moratorium has expired and the Company could experience an increase in other real estate owned.

Index
As noted in Note 18, In September 2016, the FASB released ASU 2016-13, “Financial Instruments - Credit Losses” (referred to as “CECL”) which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses. The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. As previously disclosed, the Company formed a cross-functional team to work through its implementation of CECL. The Company has selected the Discounted Cash Flow modeling method and has run parallel processes and is in final review stages of completing its documentation including third party model validations.  The Company had previously elected to delay its adoption of CECL, as provided by the CARES Act until the date on which the National Emergency concerning COVID-19 was terminated or December 31, 2020, whichever occurred first. The December 31, 2020 adoption date under the CARES Act was extended to January 1, 2022 as a part of the COVID-19 Relief Bill, which became law in December 2020, and therefore the Company has adopted CECL on January 1, 2022.  The Company does not expect the adoption to have a material impact to the statement of financial position or results of operations.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)

	2021	2020	2019	2018	2017
Amount of loans outstanding at end of year (less unearned income)	$4,438,779	4,244,470	4,062,196	3,874,096	3,636,407
Average loans outstanding during year (less average unearned income)	4,336,834	4,163,399	3,926,199	3,746,082	3,514,900
Balance of allowance at beginning of year	49,595	44,317	44,766	44,170	43,890
Loans charged off:
Commercial and commercial real estate	30	36	20	100	72
Real estate mortgage - 1 to 4 family	340	404	974	846	2,220
Installment	60	221	213	257	219
Total	430	661	1,207	1,203	2,511
Recoveries of loans previously charged off:
Commercial and commercial real estate	32	10	46	10	96
Real estate mortgage - 1 to 4 family	466	317	532	351	669
Installment	54	12	21	38	26
Total	552	339	599	399	791
Net loans charged off	(122)	322	608	804	1,720
Provision for loan losses	(5,450)	5,600	159	1,400	2,000
Balance of allowance at end of year	$44,267	49,595	44,317	44,766	44,170

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.00%	0.01	0.02	0.02	0.05

Allowance as a percent of loans outstanding at end of year	1.00	1.17	1.09	1.16	1.21

Index
Allocation of the Allowance for Loan Losses

The allocation of the allowance for loans losses is as follows:

(dollars in thousands)	As of December 31, 2021		As of December 31, 2020
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$2,942	4.08%	$3,975	4.67%
Real estate - construction	375	0.84%	290	0.58%
Real estate mortgage - 1 to 4 family	37,650	89.67%	41,228	88.81%
Home equity lines of credit	2,857	5.20%	3,597	5.71%
Installment Loans	443	0.21%	505	0.23%
	$44,267	100.00%	$49,595	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2021 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2021.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100 basis points.

Index
As of December 31, 2021	Estimated Percentage of Fair value of Capital to Fair value of Assets
+400 BP	23.00%
+300 BP	22.80
+200 BP	22.60
+100 BP	22.60
Current rates	21.70
-100 BP	18.70

At December 31, 2021, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 9.61%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 21.7% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 9.61% at December 31, 2021, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2021.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is asset sensitive on a cumulative basis when measured in the less than 1 year, 1-5 years, and the over 5 years time frames.  The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

Index
INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2021
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$2,090,321	2,175,752	1,774,707	155,766	6,196,546
Cumulative total assets	$2,090,321	4,266,073	6,040,780	6,196,546
Total liabilities and shareholders’ equity	$1,953,956	88,197	3,469,640	684,753	6,196,546
Cumulative total liabilities and shareholders’ equity	$1,953,956	2,042,153	5,511,793	6,196,546

Cumulative interest sensitivity gap	$136,365	2,223,920	528,987
Cumulative gap as a % of interest earning assets for the period	6.5%	52.1%	8.8%
Cumulative interest sensitive assets to liabilities	107.0%	208.9%	109.6%

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of static gap analysis.  Thus, the table should be viewed as a rough framework in the evaluation of interest rate risk.  Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability strategy.  As noted, the simulation model is better able to consider these aspects of the Bank’s exposure to potential rate changes and thus is viewed as the more important of the two methodologies.

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

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.99 billion in 2021 and $4.52 billion in 2020.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2021, the average balance of purchased liabilities was $435.2 million, compared with $403.6 million in 2020.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The increase in borrowed funds is wholly the result of customer’s behavioral preferences in regard to managing their funds and does not reflect any decision by management to increase this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2021 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Index
The Company’s overall liquidity position is remains strong.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2021 and 2020, TrustCo’s loan to deposit ratio was 84.3%, while the median peer group of all publically traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 78.2% and 86.2%, respectively.  In addition, at December 31, 2021 and 2020, the Company had cash and cash equivalents totaling $1.2 billion and $1.1 billion, respectively, as well as unpledged securities available for sale with a fair value of $124.5 million and $169.6 million, respectively.  Current expectations are that the Federal Reserve will be increasing the Federal Funds target rate in early 2022 which may also put pressure on deposit rates during 2022.  The Company currently has strong liquidity compared to its peers and historical trends.

The Company is contractually obligated to make the following payments on leases as of December 31, 2021:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating leases	$8,125	15,701	13,859	22,868	60,553

In addition, the Company is contractually obligated to pay data processing vendors approximately $8 million to $9 million per year through 2025.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.9 to $2.0 million per year through 2031.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $7.0 million and $6.6 million, respectively, as of December 31, 2021 and 2020. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2021 and 2020, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $469.7 million and $458.2 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.3 million and $5.4 million at December 31, 2021 and 2020, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2021 and 2020 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $17.9 million in 2021, $17.2 million in 2020 and $18.6 million in 2019.  There was no net gain or loss on securities transactions in 2021 and 2019.  There was $1.2 million from net gain on securities transactions in 2020.  Fees for services to customers was up $1.0 million in 2021 compared to 2020 primarily as a result of increased interchange fees.  Other income was down $177 thousand in 2021 compared to 2020.

Index
Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $7.4 million in 2021, $6.3 million in 2020 and $6.4 million in 2019.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity.  At December 31, 2021, 2020 and 2019, fair value of assets under management by the Trustco Financial Services were approximately $1.1 billion, $996.7 million and $927.5 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.

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

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2021 vs. 2020
	2021	2020	2019	Amount	Percent

Trustco Financial Services income	$7,358	6,279	6,387	$1,079	17.2%
Fees for services to customers	9,799	8,779	10,110	1,020	11.6
Net gain on securities transactions	-	1,155	-	(1,155)	(100.0)
Other	780	957	2,094	(177)	(18.5)
Total noninterest income	$17,937	17,170	18,591	$767	4.5%

Noninterest expense: Noninterest expense was $101.7 million in 2021, $95.7 million in 2020, and $97.7 million in 2019.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 56.7% for 2021.  TrustCo’s efficiency ratio was 56.9% in 2021, 56.4% in 2020 and 56.1% in 2019.  In 2020 the ratio excludes net gain on securities transactions.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2021 vs. 2020
	2021	2020	2019	Amount	Percent

Salaries and employee benefits	$48,721	45,647	46,630	$3,074	6.7%
Net occupancy expense	17,742	17,519	16,666	223	1.3
Equipment expense	6,617	6,636	7,068	(19)	(0.3)
Professional services	6,108	5,618	6,174	490	8.7
Outsourced services	8,384	7,750	7,600	634	8.2
Advertising expense	1,975	1,921	2,521	54	2.8
FDIC and other insurance	3,010	2,220	1,787	790	35.6
Other real estate expense (income), net	183	92	(166)	91	98.9
Other	8,922	8,301	9,450	621	7.5
Total noninterest expense	$101,662	95,704	97,730	$5,958	6.2%

Index
Salaries and employee benefits are the most significant component of noninterest expense.  For 2021, these expenses amounted to $48.7 million, compared with $45.6 million in 2020 and $46.6 million in 2019.  The increase in salaries and benefits in 2021 was primarily due to increased benefits in an effort to retain key personnel.  Full time equivalent headcount decreased from 778 as of December 31, 2020 to 759 as of December 31, 2021.  The decrease in headcount as compared to the prior year was not due to the effects of the pandemic.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net occupancy expense increased $223 thousand during 2021 compared to 2020 primarily as a result of an increase in building maintenance expenses.

Professional services expense was $6.1 million in 2021, compared to $5.6 million in 2020 and $6.2 million in 2019.  The increase in these costs in 2021 compared to 2020 was driven by the increased use of various consultants and experts, as well as less legal fees in 2020 relating to the foreclosure moratorium.

Outsourced services expense increased $634 thousand during 2021 compared to 2020 primarily as a result of additional services being utilized from our providers.

FDIC and other insurance expense was $3.0 million in 2021, $2.2 million in 2020 and $1.8 million in 2019.  The increase in 2021 was primarily due to FDIC credits received in 2020 and 2019 as a result of the FDIC reaching the Deposit Reserve Fund reserve ratio as well as increased costs due to higher asset balances.

Other real estate expense was $183 thousand in 2021 and $92 thousand in 2020, compared to other real estate income of $166 thousand in 2019. Included in ORE expense (income) during 2021, 2020 and 2019 were write downs of properties included in ORE totaling $121 thousand, $120 thousand and $366 thousand, respectively. Additionally, included in ORE expense (income) during 2021, 2020 and 2019 were gains of $216 thousand, $347 thousand and $1.3 million, respectively.

Changes in other noninterest expense items are the results of normal banking activities.

The overall increase in expenses for the year ended December 31, 2021 as compared to 2020 and 2019 is primarily a result of costs of retaining key employees, increased services as the Company grows, inflation, and an improved economy from 2020.

Income Tax

TrustCo recognized income tax expense of $20.6 million, $17.0 million and $18.7 million in 2021, 2020 and 2019, respectively.  The effective tax rates were 25.1% in 2021, 24.5% in 2020, and 24.4% in 2019.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2021, 2020 and 2019 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increasing cost of operations.

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

Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in the Company’s 2021 Annual Report on Form 10‑K is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Index
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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•
the effect of the COVID-19 pandemic on TrustCo’s and Trustco Bank’s businesses, financial condition, liquidity and results of operations and the impact of actions taken by governmental authorities to contain COVID-19 or address the impact of the COVID-19 pandemic on the economy, and the effect of all such items on the operations, liquidity and capital position and the financial condition of borrowers and other customers;

•	TrustCo’s future business strategies related to the implementation of CECL;

•	credit risks and risks from concentrations (by geographic and by loan product) with TrustCo and Trustco Bank’s loan portfolio

•
changes in local market areas and general business economic trends, as well as changes in consumer spending, borrowing and savings habits and the ability to assess and react effectively to such changes;

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

Index
•	the effects of and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board, inflation, interest rates, market and monetary fluctuations;

•	changes in and uncertainty related to benchmark interest rates used to price loans and deposits;

•	restrictions or conditions imposed by TrustCo’s and Trustco Bank’s regulators on their operations that may make it more difficult to achieve TrustCo’s and Trustco Bank’s goals;

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

•	changes in management personnel;

•	real estate and collateral values;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies Financial Accounting Standards Board or the Public Company Accounting Oversight Board;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	technological changes and electronic, cyber and physical security breaches;

•	TrustCo’s success at managing the risks involved in the foregoing and managing its business; and

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2021.

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

Index
SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2021					2020
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$42,495	42,055	41,662	41,770	167,982	$46,611	44,569	43,988	43,120	178,288
Interest expense	2,388	1,933	1,775	1,478	7,574	8,058	6,888	5,823	3,939	24,708
Net interest income	40,107	40,122	39,887	40,292	160,408	38,553	37,681	38,165	39,181	153,580
(Credit) Provision for loan losses	350	-	(2,800)	(3,000)	(5,450)	2,000	2,000	1,000	600	5,600
Net interest income after provison for loan losses	39,757	40,122	42,687	43,292	165,858	36,553	35,681	37,165	38,581	147,980

Noninterest income	4,428	4,688	4,295	4,526	17,937	5,334	3,426	4,341	4,069	17,170
Noninterest expense	25,335	25,440	24,697	26,190	101,662	24,268	23,932	22,674	24,830	95,704
Income before income taxes	18,850	19,370	22,285	21,628	82,133	17,619	15,175	18,832	17,820	69,446
Income tax expense	4,767	4,937	5,523	5,387	20,614	4,306	3,921	4,761	4,006	16,994
Net income	$14,083	14,433	16,762	16,241	61,519	$13,313	11,254	14,071	13,814	52,452
Per share data:
Basic earnings (1)	$0.730	0.748	0.871	0.845	3.194	$0.688	0.584	0.730	0.716	2.718
Diluted earnings (1)	0.730	0.748	0.871	0.845	3.194	0.687	0.584	0.730	0.716	2.717
Cash dividends declared (1)	0.3406	0.3406	0.3406	0.3500	1.3719	0.3406	0.3406	0.3406	0.3406	1.3625

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Index
FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years ended December 31,
	2021	2020	2019	2018	2017
Statement of income data:
Interest and dividend income	$167,982	178,288	192,128	180,914	168,960
Interest expense	7,574	24,708	36,321	20,228	14,592
Net interest income	160,408	153,580	155,807	160,686	154,368
(Credit) Provision for loan losses	(5,450)	5,600	159	1,400	2,000
Net interest income after provision for loan losses	165,858	147,980	155,648	159,286	152,368
Noninterest income	17,937	16,015	18,591	18,081	18,373
Net gain on securities transactions	-	1,155	-	-	-
Noninterest expense	101,662	95,704	97,730	97,713	93,994
Income before income taxes	82,133	69,446	76,509	79,654	76,747
Income taxes	20,614	16,994	18,669	18,209	33,602
Net income	$61,519	52,452	57,840	61,445	43,145
Share data (1):
Average equivalent diluted shares (in thousands)	19,263	19,303	19,385	19,329	19,244
Book value	$31.28	29.46	27.75	25.35	23.77
Cash dividends	1.372	1.363	1.363	1.337	1.313
Basic earnings	3.194	2.718	2.986	3.185	2.243
Diluted earnings	3.194	2.717	2.984	3.180	2.242
Financial:
Return on average assets	1.01%	0.94	1.12	1.25	0.88
Return on average shareholders’ equity	10.61	9.47	11.26	13.05	9.64
Cash dividend payout ratio	42.95	50.12	45.60	42.02	58.44
Tier 1 capital to assets (leverage ratio)	9.61	9.65	10.25	10.13	9.45
Tier 1 capital as a % of total risk adjusted assets	19.54	19.19	18.99	18.79	18.02
Common equity tier 1 capital ratio	19.54	19.19	18.99	18.79	18.02
Total capital as a % of total risk adjusted assets	20.79	20.44	20.24	20.05	19.28
Efficiency ratio*	56.90	56.38	56.13	53.97	53.75
Net interest margin	2.71	2.84	3.10	3.33	3.22
Average balances:
Total assets	$6,075,481	5,553,636	5,161,820	4,900,450	4,875,668
Earning assets	5,928,077	5,403,000	5,023,914	4,822,577	4,790,890
Loans, net	4,336,834	4,163,399	3,926,199	3,746,082	3,514,900
Allowance for loan losses	(49,421)	(47,330)	(44,639)	(44,651)	(44,319)
Securities available for sale	462,675	467,759	590,768	547,721	617,180
Held to maturity securities	11,733	16,376	20,643	24,801	37,929
Federal Reserve Bank and Federal Home Loan Bank stock	5,578	7,381	9,123	8,907	9,295
Deposits	5,188,347	4,742,452	4,409,060	4,206,577	4,171,396
Short-term borrowings	232,815	180,065	159,220	194,810	228,086
Shareholders’ equity	579,923	553,632	513,489	470,814	447,680

*  Non-GAAP figure; refer to Non-gaap financial measures reconciliation section for definition

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Index
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

(dollars in thousands, except per share amounts)
(Unaudited)

	Years ended
	12/31/21	12/31/20	12/31/19	12/31/18	12/31/17
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$160,408	153,580	155,807	160,686	154,368
Taxable Equivalent Adjustment	1	3	5	12	45
Net interest income (Taxable Equivalent) (Non-GAAP)	160,409	153,583	155,812	160,698	154,413

Total Interest Earning Assets	5,928,077	5,403,000	5,023,914	4,822,577	4,790,890

Net Interest Margin (GAAP)	2.71%	2.84%	3.10%	3.33%	3.22%
Taxable Equivalent Net Interest Margin (Non-GAAP)	2.71%	2.84%	3.10%	3.33%	3.22%

	Years ended
	12/31/21	12/31/20	12/31/19	12/31/18	12/31/17
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	$160,409	153,583	155,812	160,698	154,413
Non-interest income (GAAP)	17,937	17,170	18,591	18,081	18,373
Less: Net gain on securities	-	1,155	-	-	-
Less: Net gain on sale of building and net gain on sale of nonperforming loans	-	-	-	-	84
Revenue used for efficiency ratio (Non-GAAP)	178,346	169,598	174,403	178,779	172,702

Total Noninterest expense (GAAP)	101,662	95,704	97,730	97,713	93,994
Less: Other real estate (income) expense, net	183	92	(166)	1,231	1,171
Expenses used for efficiency ratio (Non-GAAP)	101,479	95,612	97,896	96,482	92,823

Efficiency Ratio	56.90%	56.38%	56.13%	53.97%	53.75%

Index
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

Index
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

Index
Glossary of Terms (continued)

Reverse Stock Split:

Effective as of May 28, 2021, the Company completed a 1-for-5 reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding shares of common stock, par value $1.00 per share, as previously approved by our shareholders. Proportional adjustments were made to the Company’s issued and outstanding common stock and to the exercise price and number of shares issuable upon exercise of the options outstanding under the Company’s equity incentive plans, and the number of shares subject to restricted stock units under the Company’s equity incentive plans. No fractional shares of common stock were issued in connection with the Reverse Stock Split, and shareholders received cash in lieu of any fractional shares. All references herein to common stock and per share data for all periods presented in the consolidated financial statements and notes thereto, have been retrospectively adjusted to reflect the Reverse Stock Split.

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

Index

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2021.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2021, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2021 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

February 25, 2022

Index

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

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

Index
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

Allowance for Loan Losses – Qualitative Factors

The allowance for loan losses is a significant estimate that is a subjective determination of probable incurred credit losses in relation to the Company’s loan portfolio. Refer to Note 1 – Basis of Presentation for the Company’s accounting policy related to the allowance for loan losses and Note 4 – Loans and Allowance for Loan Losses for the Company’s disclosures related to loans and the associated allowance for loan losses. The Company has identified the allowance for loan losses as a critical accounting estimate.

The Company’s allowance for loan losses consists of allowance for loan losses for loans collectively evaluated for impairment (“general component”) and loans individually classified as impaired (“specific component”). The general component of the allowance for loan loss begins with a calculation of historical loss experience based on actual historical losses experienced by the Company. The historical loss experience is then supplemented with qualitative factors to arrive at the Company’s estimate of probable incurred losses on loans collectively evaluated for impairment.

The determination of qualitative factors related to the general component of the allowance for loan losses involves significant professional judgment and the use of subjective measurement by management. Evaluating management’s judgments in their determination of these qualitative factors required a high degree of auditor effort and judgment. Therefore, we considered the collective nature of the qualitative factors to be a critical audit matter due to: the subjective nature of the qualitative factors, the resulting measurement uncertainty, and the significance of the portion of the allowance for loan losses determined through qualitative factors.

Index
The primary procedures we performed to address this critical audit matter included:

•
Testing of design and operating effectiveness of management’s internal controls over the (i) reasonableness of assumptions used in the development of the qualitative factors; and (ii) completeness and accuracy of the data used in the determination of the qualitative factors, including mathematical accuracy.

•
Testing management’s process related to the qualitative factors within the general component of the allowance for loan losses. Procedures included (i) testing the completeness and accuracy of significant data; (ii) evaluating the reasonableness of significant assumptions, including the directional consistency and the magnitude of the changes in the qualitative factors compared to changes in the trends in the internal and external data; and (iii) evaluating the overall reasonableness of the allowance for loan losses.

/s/ Crowe LLP

We have served as the Company’s auditor since 2009.

New York, New York
February 25, 2022

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2021	2020	2019

Interest and dividend income:
Interest and fees on loans	$159,168	165,964	166,610
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	314	568	3,209
State and political subdivisions	2	6	8
Mortgage-backed securities and collateralized mortgage obligations-residential	4,515	6,131	8,219
Corporate bonds	1,065	1,721	1,096
Small Business Administration-guaranteed participation securities	745	902	1,121
Other	20	23	22
Total interest and dividends on securities available for sale	6,661	9,351	13,675

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	435	604	797
Total interest on held to maturity securities	435	604	797

Federal Reserve Bank and Federal Home Loan Bank stock	260	421	568
Interest on federal funds sold and other short-term investments	1,458	1,948	10,478
Total interest and dividend income	167,982	178,288	192,128

Interest expense:
Interest on deposits	6,665	23,698	34,853
Interest on short-term borrowings	909	1,010	1,468
Total interest expense	7,574	24,708	36,321

Net interest income	160,408	153,580	155,807
(Credit) Provision for loan losses	(5,450)	5,600	159
Net interest income after provision for loan losses	165,858	147,980	155,648

Noninterest income:
Trustco Financial Services income	7,358	6,279	6,387
Fees for services to customers	9,799	8,779	10,110
Net gain on securities transactions	-	1,155	-
Other	780	957	2,094
Total noninterest income	17,937	17,170	18,591

Noninterest expense:
Salaries and employee benefits	48,721	45,647	46,630
Net occupancy expense	17,742	17,519	16,666
Equipment expense	6,617	6,636	7,068
Professional services	6,108	5,618	6,174
Outsourced services	8,384	7,750	7,600
Advertising expense	1,975	1,921	2,521
FDIC and other insurance expense	3,010	2,220	1,787
Other real estate expense (income), net	183	92	(166)
Other	8,922	8,301	9,450
Total noninterest expense	101,662	95,704	97,730

Income before income taxes	82,133	69,446	76,509
Income taxes	20,614	16,994	18,669
Net income	$61,519	52,452	57,840

Earnings per share (1):
Basic	$3.194	2.718	2.986
Diluted	3.194	2.717	2.984

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,
	2021	2020	2019

Net income	$61,519	52,452	57,840

Net unrealized holding (loss) gain on securities available for sale	(9,715)	10,475	14,459
Reclassification adjustments for net gain recognized in income	-	(1,155)	-
Tax effect	2,503	(2,420)	(3,757)
Net unrealized (loss) gain on securities available for sale, net of tax	(7,212)	6,900	10,702

Change in overfunded position in pension and postretirement plans arising during the year	10,297	1,681	5,967
Tax effect	(2,675)	(437)	(1,550)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,622	1,244	4,417

Amortization of net actuarial gain	(674)	(708)	(274)
Amortization of prior service cost (credit)	405	(196)	(197)
Tax effect	70	235	122
Amortization of net actuarial gain and prior service cost (credit) on pension and postretirement plans, net of tax	(199)	(669)	(349)

Other comprehensive income, net of tax	211	7,475	14,770
Comprehensive income	$61,730	59,927	72,610

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2021	2020
ASSETS

Cash and due from banks	$48,357	47,196
Federal funds sold and other short term investments	1,171,113	1,059,903
Total cash and cash equivalents	1,219,470	1,107,099
Securities available for sale	407,713	439,071
Held to maturity securities ($10,695 and $14,988 fair value at December 31, 2021 and 2020, respectively)	9,923	13,824
Federal Home Loan Bank stock	5,604	5,506
Loans, net of deferred net costs	4,438,779	4,244,470
Less: Allowance for loan losses	44,267	49,595
Net loans	4,394,512	4,194,875
Bank premises and equipment, net	33,027	34,412
Operating lease right-of-use assets	48,090	47,885
Other assets	78,207	59,124

Total assets	$6,196,546	5,901,796

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$794,878	652,756
Savings accounts	1,504,554	1,285,501
Interest-bearing checking	1,191,304	1,086,558
Money market deposit accounts	782,079	716,005
Time accounts	995,314	1,296,373
Total deposits	5,268,129	5,037,193
Short-term borrowings	244,686	214,755
Operating lease liabilities	52,720	52,784
Accrued expenses and other liabilities	29,883	28,903

Total liabilities	5,595,418	5,333,635

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:

Capital stock: $1 par value; 30,000,000 shares authorized, 20,045,684 and 20,040,966 shares issued and 19,219,989 and 19,286,531 shares outstanding at December 31, 2021 and 2020, respectively (1) (2)	20,046	20,041
Surplus (1)	256,661	256,606
Undivided profits	349,056	313,974
Accumulated other comprehensive income, net of tax	12,147	11,936
Treasury stock: 825,695 and 754,435 shares, at cost, at December 31, 2021 and 2020, respectively (2)	(36,782)	(34,396)

Total shareholders’ equity	601,128	568,161

Total liabilities and shareholders’ equity	$6,196,546	5,901,796

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.
(2)	Share amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2019 (1)	$20,035	256,850	256,397	(10,309)	(33,102)	489,871
Net income	-	-	57,840	-	-	57,840
Change in other comprehensive income (loss), net of tax	-	-	-	14,770	-	14,770
Stock options exercised (1)	6	179	-	-	-	185
Cash dividend declared, $1.3625 per share (2)	-	-	(26,170)	-	-	(26,170)
Purchase of treasury stock (826 shares) (2)	-	-	-	-	(35)	(35)
Sale of treasury stock (47,479 shares) (2)	-	(443)	-	-	2,234	1,791
Stock based compensation expense	-	5	-	-	-	5
Ending balance, December 31, 2019	$20,041	256,591	288,067	4,461	(30,903)	538,257

Net income	-	-	52,452	-	-	52,452
Change in other comprehensive income (loss), net of tax	-	-	-	7,475	-	7,475
Cash dividend declared, $1.3625 per share (1)	-	-	(26,545)	-	-	(26,545)
Purchase of treasury stock (97,800 shares) (2)	-	-	-	-	(3,493)	(3,493)
Stock based compensation expense	-	15	-	-	-	15
Ending balance, December 31, 2020	$20,041	256,606	313,974	11,936	(34,396)	568,161

Net income	-	-	61,519	-	-	61,519
Change in other comprehensive income (loss), net of tax	-	-	-	211	-	211
Cash used to settle fractional shares in the Reverse Stock Split	(5)	(195)	-	-	-	(200)
Stock options exercises (9,923 shares issued) (2)	10	250	-	-	-	260
Cash dividend declared, $1.3719 per share (2)	-	-	(26,437)	-	-	(26,437)
Purchase of treasury stock (71,260 shares) (2)	-	-	-	-	(2,386)	(2,386)
Ending balance, December 31, 2021	$20,046	256,661	349,056	12,147	(36,782)	601,128

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.
(2)	Share amounts and per share amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income	$61,519	52,452	57,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,219	4,040	3,954
Amortization of right-of-use asset	6,383	6,138	5,989
Net gain on sale of other real estate owned	(216)	(347)	(1,316)
Writedown of other real estate owned	121	120	366
(Credit) Provision for loan losses	(5,450)	5,600	159
Deferred tax (benefit) expense	(238)	(1,067)	1,139
Net amortization of securities	3,955	3,883	2,971
Stock based compensation expense	-	15	5
Net gain on sale of bank premises and equipment	-	-	(3)
Net gain on securities transactions	-	(1,155)	-
(Increase) Decrease in taxes receivable	(148)	(1,243)	2,049
Decrease in interest receivable	932	884	426
(Decrease) Increase in interest payable	(311)	(985)	435
Increase in other assets	(10,247)	(2,625)	(4,013)
Decrease in operating lease liabilities	(6,652)	(6,317)	(6,093)
Increase (Decrease) in accrued expenses and other liabilities	1,498	2,764	(110)
Total adjustments	(6,154)	9,705	5,958
Net cash provided by operating activities	55,365	62,157	63,798
Cash flows from investing activities:
Proceeds from sales, paydowns and calls of securities available for sale	148,609	276,843	192,003
Purchases of securities available for sale	(139,962)	(145,339)	(262,754)
Proceeds from maturities of securities available for sale	9,162	10,007	10,052
Proceeds from calls and maturities of held to maturity securities	3,780	4,627	3,710
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(98)	(380)	(230)
Proceeds from redemptions of Federal Reserve Bank stock	-	4,057	-
Net increase in loans	(194,677)	(183,320)	(193,283)
Proceeds from dispositions of other real estate owned	764	1,989	5,622
Proceeds from dispositions of bank premises and equipment	6	-	15
Purchases of bank premises and equipment	(2,840)	(3,830)	(3,894)
Net cash used in investing activities	(175,256)	(35,346)	(248,759)
Cash flows from financing activities:
Net increase in deposits	230,936	587,177	175,769
Net change in short-term borrowings	29,931	66,089	(13,227)
Proceeds from exercise of stock options and related tax benefits	260	-	185
Proceeds from sales of treasury stock	-	-	1,791
Cash used to settle fractional shares in the Reverse Stock Split	(200)	-	-
Purchases of treasury stock	(2,386)	(3,493)	(35)
Dividends paid	(26,279)	(26,331)	(26,385)
Net cash provided by (used in) financing activities	232,262	623,442	138,098
Net decrease in cash and cash equivalents	112,371	650,253	(46,863)
Cash and cash equivalents at beginning of period	1,107,099	456,846	503,709
Cash and cash equivalents at end of period	$1,219,470	1,107,099	456,846

Cash paid during the year for:
Interest paid	$7,885	25,693	35,886
Income taxes paid	20,493	18,185	16,806
Non cash investing and financing activites:
Transfer of loans to real estate owned	490	724	4,575
Change in dividends payable	158	214	(215)
Change in unrealized (loss) gain on securities available for sale - gross of deferred taxes	(9,715)	9,320	14,459
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	2,503	(2,420)	(3,757)
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(269)	(904)	(471)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	70	235	122
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	10,297	1,681	5,967
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(2,675)	(437)	(1,550)

See accompanying notes to consolidated financial statements.

Index
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

Reverse Stock Split

Effective as of May 28, 2021, the Company completed a 1 -for -5 reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding shares of common stock, par value $1.00 per share. Proportional adjustments were made to the Company’s issued and outstanding common stock and to the exercise price and number of shares issuable upon exercise of the options outstanding under the Company’s equity incentive plans, and the number of shares subject to restricted stock units under the Company’s equity incentive plans. No fractional shares of common stock were issued in connection with the Reverse Stock Split, and shareholders received cash in lieu of any fractional shares. All references herein to common stock and per share data for all periods presented in the consolidated financial statements and notes thereto, have been retrospectively adjusted to reflect the Reverse Stock Split.

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

Risks and Uncertainties

Beginning in March 2020, the Company experienced negative impacts to its business in the form of requests for loan deferrals of principal and interest due to the business disruption caused by COVID-19.  In March 2020, the World Health Organization categorized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. On March 3, 2020, the Federal Reserve reduced the target federal funds rate by 50 basis points, followed by an additional reduction of 100 basis points on March 16, 2020. The Company has evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company’s December 31, 2021 and 2020 financial statements except for adjustments to the provision for loan losses and related allowance for loan losses.  As of December 31, 2021 and 2020 the Company and Bank capital ratios were in excess of all regulatory requirements. While management believes that we have sufficient capital to withstand any further economic challenges brought on by the COVID-19 pandemic, our reported and regulatory capital ratios, as well as the ability of the Company and the Bank to pay dividends or make other distributions, could be adversely impacted by unanticipated credit losses. At this time, we do not believe there exists any impairment to our goodwill, long-lived assets, right of use assets, held to maturity investment securities, or available-for-sale investment securities due to the COVID-19 pandemic. It is uncertain whether prolonged effects of the COVID-19 pandemic will result in future impairment charges related to any of the aforementioned assets and continue to negatively impact net interest income, provision for loan losses, and noninterest income.

Loan modifications and payment deferrals as a result of COVID-19 that met the criteria established under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators were excluded from evaluation of TDR classification and were reported as current during the payment deferral period. The Company’s policy was to continue to accrue interest during the deferral period. Loans not meeting the CARES ACT or regulatory guidance were evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

Index
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

Federal Reserve Bank of New York (Reserve Bank) and Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Dividends are reported as income.  The Bank was also a member of the Federal Reserve Bank of New York until it discontinued its membership in 2020 and the Reserve Bank stock was redeemed.  Prior to the stock redemption, the Reserve Bank stock was carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Any dividends received were reported as income.

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

Index
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

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDR’s and classified as impaired. As noted before, loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable federal banking agency guidance are excluded from evaluation of TDR classification and will continue to be reported as current during the payment deferral period. Loans not meeting the CARES Act or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.

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

Index
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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2021 and 2020, there were $362 thousand and $541 thousand, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2022, the Bank could declare dividends of approximately $86.1 million plus any 2022 net profits retained to the date of the dividend declaration.

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

Index
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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2021, 2020, and 2019, the Company did not have any unvested awards that would be considered participating securities.

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

Index
(2)	Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short‑term investments, was approximately $69.6 million and $61.5 million at December 31, 2021 and 2020, respectively.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$59,976	-	797	59,179
State and political subdivisions	41	-	-	41
Mortgage backed securities and collateralized mortgage obligations - residential	269,907	3,367	2,476	270,798
Corporate bonds	45,805	157	625	45,337
Small Business Administration - guaranteed participation securities	31,303	371	-	31,674
Other	685	-	1	684
Total securities available for sale	$407,717	3,895	3,899	407,713

(dollars in thousands)	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$20,000	-	32	19,968
State and political subdivisions	103	-	-	103
Mortgage backed securities and collateralized mortgage obligations - residential	308,432	7,749	23	316,158
Corporate bonds	59,185	916	162	59,939
Small Business Administration - guaranteed participation securities	40,955	1,262	-	42,217
Other	685	1	-	686
Total securities available for sale	$429,360	9,928	217	439,071

The following table distributes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2021, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$15,057	15,215
Due in one year through five years	91,450	90,026
Mortgage backed securities and collateralized mortgage obligations - residential	269,907	270,798
Small Business Administration - guaranteed participation securities	31,303	31,674
	$407,717	407,713

Index
Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2021
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$49,279	697	9,900	100	59,179	797
Mortgage backed securities and collateralized mortgage obligations - residential	93,447	1,888	22,098	588	115,545	2,476
Corporate bonds	15,670	171	14,546	454	30,216	625
Other	648	1	-	-	648	1

Total	$159,044	2,757	46,544	1,142	205,588	3,899

(dollars in thousands)	December 31, 2020
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$19,968	32	-	-	19,968	32
Mortgage backed securities and collateralized mortgage obligations - residential	19,471	23	-	-	19,471	23
Corporate bonds	14,901	99	4,937	63	19,838	162

Total	$54,340	154	4,937	63	59,277	217

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2021, 2020, and 2019 are as follows:

	Years ended December 31,
(dollars in thousands)	2021	2020	2019

Proceeds from sales	$-	29,219	-
Proceeds from calls/paydowns	148,609	247,624	192,003
Proceeds from maturities	9,162	10,007	10,052
Gross realized gains	-	1,155	-
Gross realized losses	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $283.2 million and $267.6 million at December 31, 2021 and 2020, respectively.

Index
(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2021
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$9,923	773	1	10,695
Total held to maturity	$9,923	773	1	10,695

	December 31, 2020
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$13,824	1,164	-	14,988
Total held to maturity	$13,824	1,164	-	14,988

The following table distributes the debt securities included in the held to maturity portfolio as of December 31, 2021, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$9,923	10,695
	$9,923	10,695

As of December 31, 2021 held to maturity securities with a fair value of $442 thousand had an unrecognized loss of approximately one thousand dollars that was less than twelve months. There were no held to maturity securities in an unrecognized loss position for 2020. There were no sales or transfers of held to maturity securities during 2021 and 2020.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2021 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$179,997	180,857
Federal Home Loan Mortgage Corporation	70,829	71,027

(d)	Other-Than-Temporary-Impairment

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

Index
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

As of December 31, 2021, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

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

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2021, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other‑than‑temporarily impaired at December 31, 2021.

Corporate Bonds and other

At December 31, 2021, corporate bonds held by the Company are investment grade quality.  Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2021.

Index
(4)	Loans and Allowance for Loan Losses

The following tables present the recorded investment in loans by loan class:

	December 31, 2021
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$147,063	21,653	168,716
Other	30,889	595	31,484
Real estate mortgage - 1 to 4 family:
First mortgages	2,723,734	1,212,568	3,936,302
Home equity loans	48,190	13,695	61,885
Home equity lines of credit	175,134	55,842	230,976
Installment	7,368	2,048	9,416
Total loans, net	$3,132,378	1,306,401	4,438,779
Less: Allowance for loan losses			44,267
Net loans			$4,394,512

	December 31, 2020
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$148,775	18,666	167,441
Other	44,932	119	45,051
Real estate mortgage - 1 to 4 family:
First mortgages	2,606,781	1,098,915	3,705,696
Home equity loans	59,400	15,071	74,471
Home equity lines of credit	193,654	48,540	242,194
Installment	7,810	1,807	9,617
Total loans, net	$3,061,352	1,183,118	4,244,470
Less: Allowance for loan losses			49,595
Net loans			$4,194,875

* Includes New York, New Jersey, Vermont and Massachusetts.

As December 31, 2021 and 2020, the commercial loan class included $10 million and $29 million, respectively, of PPP loans.

At December 31, 2021 and 2020, the Company had approximately $37.3 million and $24.7 million of real estate construction loans, respectively. Of the $37.3 million in real estate construction loans at December 31, 2021, approximately $17.9 million were secured by first mortgages to residential borrowers with the remaining $19.4 million were to commercial borrowers for residential construction projects. Of the $24.7 million in real estate construction loans at December 31, 2020, approximately $10.5 million were secured by first mortgages to residential borrowers with the remaining $14.2 million were to commercial borrowers for residential construction projects.  The vast majority of construction loans are in the Company’s Florida market.

At December 31, 2021 and 2020, loans to executive officers, directors, and to associates of such persons aggregated $17.9 million and $16.3 million, respectively.  During 2021, approximately $8.6 million of new loans were made and repayments of loans totaled approximately $7.0 million.  The composition of the related parties’ loan balances had no changes during the year. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Index
The following tables present the recorded investment in non-accrual loans by loan class:

	December 31, 2021
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$67	-	67
Other	45	-	45
Real estate mortgage - 1 to 4 family:
First mortgages	13,990	1,797	15,787
Home equity loans	247	45	292
Home equity lines of credit	2,337	174	2,511
Installment	23	14	37
Total non-accrual loans	16,709	2,030	18,739
Restructured real estate mortgages - 1 to 4 family	17	-	17
Total nonperforming loans	$16,726	2,030	18,756

	December 31, 2020
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$372	-	372
Other	80	-	80
Real estate mortgage - 1 to 4 family:
First mortgages	16,637	1,010	17,647
Home equity loans	80	47	127
Home equity lines of credit	2,662	130	2,792
Installment	43	-	43
Total non-accrual loans	19,874	1,187	21,061
Restructured real estate mortgages - 1 to 4 family	23	-	23
Total nonperforming loans	$19,897	1,187	21,084

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  As of December 31, 2021 and 2020, other real estate owned included $362 thousand and $541 thousand, respectively, of residential foreclosed properties.  In addition, non‑accrual residential mortgage loans that are in the process of foreclosure had a recorded investment of $9.7 million and $11.6 million as of December 31, 2021 and 2020, respectively.

Index
The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2021 and 2020:

	December 31, 2021

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	233	45	278	146,785	147,063
Other	-	-	-	-	30,889	30,889
Real estate mortgage - 1 to 4 family:
First mortgages	1,303	239	9,867	11,409	2,712,325	2,723,734
Home equity loans	136	-	224	360	47,830	48,190
Home equity lines of credit	355	458	911	1,724	173,410	175,134
Installment	27	5	4	36	7,332	7,368

Total	$1,821	935	11,051	13,807	3,118,571	3,132,378

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	21,653	21,653
Other	-	-	-	-	595	595
Real estate mortgage - 1 to 4 family:
First mortgages	869	180	1,146	2,195	1,210,373	1,212,568
Home equity loans	-	45	-	45	13,650	13,695
Home equity lines of credit	-	89	-	89	55,753	55,842
Installment	18	-	5	23	2,025	2,048

Total	$887	314	1,151	2,352	1,304,049	1,306,401

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	233	45	278	168,438	168,716
Other	-	-	-	-	31,484	31,484
Real estate mortgage - 1 to 4 family:
First mortgages	2,172	419	11,013	13,604	3,922,698	3,936,302
Home equity loans	136	45	224	405	61,480	61,885
Home equity lines of credit	355	547	911	1,813	229,163	230,976
Installment	45	5	9	59	9,357	9,416

Total	$2,708	1,249	12,202	16,159	4,422,620	4,438,779

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
	December 31, 2020

New York and other states*:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$125	77	279	481	146,582	147,063
Other	-	-	80	80	44,852	44,932
Real estate mortgage - 1 to 4 family:
First mortgages	1,220	982	10,927	13,129	2,593,652	2,606,781
Home equity loans	120	1	48	169	59,231	59,400
Home equity lines of credit	401	344	1,273	2,018	191,636	193,654
Installment	3	-	43	46	7,764	7,810

Total	$1,869	1,404	12,650	15,923	3,045,429	3,061,352

Florida:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	18,666	18,666
Other	-	-	-	-	119	119
Real estate mortgage - 1 to 4 family:
First mortgages	365	517	655	1,537	1,097,378	1,098,915
Home equity loans	-	-	47	47	15,024	15,071
Home equity lines of credit	-	-	-	-	48,540	48,540
Installment	7	10	-	17	1,790	1,807

Total	$372	527	702	1,601	1,181,517	1,183,118

Total:	30-59 Days	60-89 Days	90 + Days	Total 30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$125	77	279	481	166,960	167,441
Other	-	-	80	80	44,971	45,051
Real estate mortgage - 1 to 4 family:
First mortgages	1,585	1,499	11,582	14,666	3,691,030	3,705,696
Home equity loans	120	1	95	216	74,255	74,471
Home equity lines of credit	401	344	1,273	2,018	240,176	242,194
Installment	10	10	43	63	9,554	9,617

Total	$2,241	1,931	13,352	17,524	4,226,946	4,244,470

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2021 and 2020, there were no loans that are 90 days past due and still accruing interest.  As a result, non‑accrual loans includes all loans 90 days past due and greater as well as certain loans less than 90 days past due that were placed in non‑accruing status for reasons other than delinquent status.  There are no commitments to extend further credit on nonaccrual or restructured loans.

Index
Activity in the allowance for loan losses by portfolio segment is summarized as follows:

	For the year ended December 31, 2021
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$4,140	44,950	505	49,595
Loans charged off:
New York and other states*	30	339	58	427
Florida	-	1	2	3
Total loan chargeoffs	30	340	60	430

Recoveries of loans previously charged off:
New York and other states*	32	464	54	550
Florida	-	2	-	2
Total recoveries	32	466	54	552
Net loans charged off	(2)	(126)	6	(122)
Credit for loan losses	(1,007)	(4,387)	(56)	(5,450)
Balance at end of period	$3,135	40,689	443	44,267

	For the year ended December 31, 2020
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total

Balance at beginning of period	$3,999	39,748	570	44,317
Loans charged off:
New York and other states*	36	404	187	627
Florida	-	-	34	34
Total loan chargeoffs	36	404	221	661

Recoveries of loans previously charged off:
New York and other states*	10	314	12	336
Florida	-	3	-	3
Total recoveries	10	317	12	339
Net loans charged off	26	87	209	322
Provision for loan losses	167	5,289	144	5,600
Balance at end of period	$4,140	44,950	505	49,595

Index
The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2021 and 2020:

	December 31, 2021
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,135	40,689	443	44,267

Total ending allowance balance	$3,135	40,689	443	44,267

Loans:
Individually evaluated for impairment	$232	18,272	-	18,504
Collectively evaluated for impairment	199,968	4,210,891	9,416	4,420,275

Total ending loans balance	$200,200	4,229,163	9,416	4,438,779

	December 31, 2020
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	4,140	44,950	505	49,595

Total ending allowance balance	$4,140	44,950	505	49,595

Loans:
Individually evaluated for impairment	$1,028	20,553	-	21,581
Collectively evaluated for impairment	211,464	4,001,808	9,617	4,222,889

Total ending loans balance	$212,492	4,022,361	9,617	4,244,470

The Company has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured under a TDR, as impaired loans.  A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a TDR.

A loan for which the terms have been modified, and for which the borrower is experiencing financial difficulties, is considered a TDR and is classified as impaired.  TDR’s at December 31, 2021 and 2020 are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or the fair value of the underlying collateral if the loan is considered collateral dependent.

Index
The following tables present impaired loans by loan class as of December 31, 2021 and 2020:

	December 31, 2021
New York and other states*: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$187	279	-	1,154
Other	45	45	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	13,687	13,875	-	14,072
Home equity loans	161	161	-	235
Home equity lines of credit	1,852	1,939	-	2,256

Total	$15,932	16,299	-	17,824

Florida: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	105
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,368	2,368	-	2,562
Home equity loans	-	-	-	16
Home equity lines of credit	204	204	-	246

Total	$2,572	2,572	-	2,929

Total: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$187	279	-	1,259
Other	45	45	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	16,055	16,243	-	16,634
Home equity loans	161	161	-	251
Home equity lines of credit	2,056	2,143	-	2,502

Total	$18,504	18,871	-	20,753

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
	December 31, 2020

New York and other states*: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$819	943	-	1,186
Other	111	111	-	103
Real estate mortgage - 1 to 4 family:
First mortgages	15,024	15,411	-	14,110
Home equity loans	219	240	-	235
Home equity lines of credit	2,158	2,298	-	2,258

Total	$18,331	19,003	-	17,892

Florida: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$98	98	-	105
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,908	2,908	-	2,555
Home equity loans	-	-	-	16
Home equity lines of credit	244	244	-	246

Total	$3,250	3,250	-	2,922

Total: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$917	1,041	-	1,291
Other	111	111	-	103
Real estate mortgage - 1 to 4 family:
First mortgages	17,932	18,319	-	16,665
Home equity loans	219	240	-	251
Home equity lines of credit	2,402	2,542	-	2,504

Total	$21,581	22,253	-	20,814

* Includes New York, New Jersey, Vermont and Massachusetts.

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as impaired.  Interest income recognized on impaired loans was not material in 2021, 2020, and 2019.

Index
Included in impaired loans are approximately $10.7 million and $11.7 million of loans in accruing status that were identified as TDR’s as of December 31, 2021 and 2020, respectively.

Management evaluates impairment on impaired loans on a quarterly basis.  If, during this evaluation, impairment of the loan is identified, a charge‑off is taken at that time if necessary.  As a result, as of December 31, 2021 and 2020, based upon management’s evaluation and due to the sufficiency of charge‑offs taken, none of the allowance for loan losses has been allocated to a specific impaired loan(s).

The following table presents modified loans by class that were determined to be TDR’s that occurred during the years ended December 31, 2021, 2020 and 2019:

	Year ended 12/31/21			Year ended 12/31/20			Year ended 12/31/19

New York and other states*: (dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	-	$-	-	1	$125	125	1	$125	125
Real estate mortgage - 1 to 4 family:
First mortgages	6	1,114	1,114	12	2,303	2,303	18	2,621	2,621
Home equity loans	1	2	2	-	-	-	-	-	-
Home equity lines of credit	2	40	40	3	169	169	2	235	235

Total	9	$1,156	1,156	16	$2,597	2,597	21	$2,981	2,981
Florida: (dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	1	$77	77	4	$586	586	6	$632	632
Home equity loans	-	-	-	-	-	-	-	-	-
Home equity lines of credit	1	50	50	-	-	-	-	-	-

Total	2	$127	127	4	$586	586	6	$632	632

* Includes New York, New Jersey, Vermont and Massachusetts.

The addition of these TDR’s did not have a significant impact on the allowance for loan losses.

The following table presents loans by class modified as TDR’s that occurred during the years ended December 31, 2021, 2020 and 2019 for which there was a payment default within 12 months of modification:

	Year ended 12/31/21		Year ended 12/31/20		Year ended 12/31/19
New York and other states*: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	4	$457	2	$418
Home equity loans	-	-	1	19	-	-
Home equity lines of credit	1	56	-	-	-	-

Total	1	$56	5	$476	2	$418

Florida: (dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment

Real estate mortgage - 1 to 4 family:
First mortgages	-	$-	-	$-	-	$-
Home equity lines of credit	-	-	-	-	-	-

Total	-	$-	-	$-	-	$-

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
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

As noted above, loan modifications and payment deferrals as a result of COVID-19 that meet the criteria established under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators were excluded from evaluation of TDR classification and were reported as current during the payment deferral period. The Company’s policy is to continue to accrue interest during the deferral period. Loans not meeting the CARES ACT or regulatory guidance are evaluated for TDR and non-accrual treatment under the Company’s existing policies and procedures.  There was no loan modifications made pursuant to the CARES ACT that were in payment deferral at December 31, 2021. As of December 31, 2020 there was $2 million of residential loan deferrals. There were no commercial or installment loan deferrals as of December 31, 2021 and 2020.

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

Index
As of December 31, 2021 and 2020, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	December 31, 2021
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$145,500	1,563	147,063
Other	30,726	163	30,889
	$176,226	1,726	177,952

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$21,113	540	21,653
Other	595	-	595
	$21,708	540	22,248

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$166,613	2,103	168,716
Other	31,321	163	31,484
	$197,934	2,266	200,200

* Includes New York, New Jersey and Massachusetts.

	December 31, 2020
New York and other states*: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$145,741	3,034	148,775
Other	44,522	410	44,932
	$190,263	3,444	193,707

Florida: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$18,092	574	18,666
Other	119	-	119
	$18,211	574	18,785

Total: (dollars in thousands)	Pass	Classified	Total

Commercial:
Commercial real estate	$163,833	3,608	167,441
Other	44,641	410	45,051
	$208,474	4,018	212,492

* Includes New York, New Jersey and Massachusetts.

Index
Included in classified loans in the above tables are impaired loans of $226 thousand and $796 thousand at December 31, 2021 and 2020, respectively.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios.  Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for loan losses.  The payment status of these homogeneous pools at December 31, 2021 and 2020 is included in the aging of the recorded investment of past due loans table.  In addition, the total nonperforming portion of these homogeneous loan pools at December 31, 2021 and 2020 is presented in the recorded investment in non-accrual loans table.

In 2020, the company granted 663 PPP loans totaling $46 million of which 514 PPP loans totaling $29 million remained outstanding as of December 31, 2020. In 2021 the bank granted an additional 344 PPP loans totaling $23 million and as of December 31, 2021, 190 PPP loans totaling $10 million remain outstanding.
(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2021 and 2020 follows:

(dollars in thousands)
	2021	2020
Land	$2,443	2,414
Buildings	36,327	36,077
Furniture, fixtures and equipment	58,163	56,317
Leasehold improvements	33,918	33,697
Total bank premises and equipment	130,851	128,505
Accumulated depreciation and amortization	(97,824)	(94,093)
Total	$33,027	34,412

Depreciation and amortization expense was approximately $4.2 million, $4.0 million, and $4.0 million for the years 2021, 2020, and 2019, respectively.  Occupancy expense of the Bank’s premises included rental expense of $8.1 million in 2021, $8.0 million in 2020, and $7.8 million in 2019.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2021	2020	2019

Interest bearing checking accounts	$178	148	288
Savings accounts	624	716	1,338
Time deposits and money market accounts	5,863	22,834	33,227
Total	$6,665	23,698	34,853

Index
At December 31, 2021, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$906,995
1 to 2 years	75,370
2 to 3 years	11,176
3 to 4 years	1,141
4 to 5 years	499
Over 5 years	133
$995,314

Included in total time deposits as of December 31, 2021 and 2020 is $ 161.5 million and $235.8 million in time deposits with balances in excess of $250,000.

(7)	Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2021	2020	2019

Amount outstanding at December 31,	$244,686	214,755	148,666
Maximum amount outstanding at any month end	244,686	213,043	169,214
Average amount outstanding	232,815	180,065	159,220
Weighted average interest rate:
For the year	0.39%	0.56%	0.92%
As of year end	0.37	0.47	0.90

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings.  The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed.  As of December 31, 2021 and 2020, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2021 and 2020, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2021	2020	2019
Current tax expense:
Federal	$17,657	15,662	15,171
State	3,195	2,399	2,359
Total current tax expense	20,852	18,061	17,530
Deferred tax (benefit) expense	(238)	(1,067)	1,139
Total income tax expense	$20,614	16,994	18,669

Index
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020, are as follows:

	December 31,
(dollars in thousands)	2021	2020
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(7,335)	(6,178)
Difference in reporting the allowance for loan losses, net	12,369	12,820
Other income or expense not yet reported for tax purposes	1,907	534
Depreciable assets	(2,068)	(2,541)
Net deferred tax asset at end of year	4,873	4,635
Net deferred tax asset at beginning of year	4,635	3,568
Deferred tax (benefit) expense	$(238)	(1,067)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $4.9 million and $4.6 million at December 31, 2021 and 2020, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets/(liabilities) of $1 thousand and $(2.5) million at December 31, 2021 and 2020, respectively, relating to the net unrealized losses/ gains on securities available for sale and deferred tax liabilities of approximately $4.2 million and $1.6 million at December 31, 2021 and 2020, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the year ended December 31,
	2021	2020	2019
Statutory federal income tax rate	21.0%	21.0	21.0
Increase/(decrease) in taxes resulting from:
State income tax, net of federal tax benefit	3.2	2.4	2.6
Other items	0.9	1.1	0.8
Effective income tax rate	25.1%	24.5	24.4

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

Index
The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2021, 2020, and 2019, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2017 through 2020 remain open to examination. The Company’s 2017, 2018, 2019 and 2020 New York State income tax returns are currently under examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2021 and 2020:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2021	2020

Projected benefit obligation at beginning of year	$33,504	30,824
Service cost	-	37
Interest cost	856	1,076
Benefit payments and expected expenses	(2,142)	(1,956)
Net actuarial (gain) loss	(1,313)	3,523

Projected benefit obligation at end of year	$30,905	33,504

Index
Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2021	2020

Fair Value of plan assets at beginning of year	$56,237	51,264
Actual gain on plan assets	8,952	6,953
Benefit payments and actual expenses	(2,123)	(1,980)
Fair value of plan assets at end of year	63,066	56,237

Funded status at end of year	$32,161	22,733

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2021	2020
Net actuarial (gain) loss	$(6,038)	1,401

The accumulated benefit obligation was $30.9 million and $33.5 million at December 31, 2021 and 2020, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

	For the years ended December 31,
(dollars in thousands)	2021	2020	2019

Service cost	$-	37	42
Interest cost	856	1,076	1,244
Expected return on plan assets	(2,846)	(3,020)	(2,811)
Amortization of net loss	-	-	59
Net periodic pension credit	(1,990)	(1,907)	(1,466)

Amortization of net loss	-	-	(59)
Net actuarial (gain) loss included in other comprehensive income (loss)	(7,439)	(386)	(3,275)
Total recognized in other comprehensive income (loss)	(7,439)	(386)	(3,334)

Total recognized in net periodic benefit (credit) cost and other comprehensive income (loss)	$(9,429)	(2,293)	(4,800)

Index
Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2022	$1,743
2023	1,739
2024	1,753
2025	1,763
2026	1,780
2027 - 2031	8,984

The assumptions used to determine benefit obligations at December 31 are as follows:

	2021	2020	2019
Discount rate	2.96%	2.65	3.56

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2021	2020	2019
Discount rate	2.65%	3.56	4.53
Expected long-term rate of return on assets	5.25	6.00	6.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.3 million as of December 31, 2021 and 2020. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.7 million, $2.2 million, and $1.9 million, in 2021, 2020, and 2019, respectively.

Rabbi trusts have been established for this plan.  These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2021 and 2020, the trusts had assets totaling $2.3 million, respectively.

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

Index
The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2021 and 2020:

Change in Accumulated Benefit Obligation:

(dollars in thousands)	December 31,
	2021	2020
Accumulated benefit obligation at beginning of year	$6,609	6,134
Service cost	75	73
Interest cost	190	203
Prior Service cost	611	-
Benefits paid	(80)	(116)
Net actuarial (gain) loss	(389)	315

Accumulated benefit obligation at end of year	$7,016	6,609

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	December 31,
	2021	2020
Fair value of plan assets at beginning of year	$29,126	26,358
Actual gain on plan assets	4,243	2,793
Company contributions	55	91
Benefits paid and actual expenses	(80)	(116)
Fair value of plan assets at end of year	33,344	29,126

Funded status at end of year	$26,328	22,517

Index
Amounts recognized in accumulated other comprehensive income consist of the following as of:

(dollars in thousands)	December 31,
	2021	2020
Net actuarial gain	$(10,165)	(7,370)
Prior service credit	(232)	(438)

Total	$(10,397)	(7,808)

The accumulated benefit obligation was $7.0 million and $6.6 million at December 31, 2021 and 2020, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,
	2021	2020	2019
Service cost	$75	73	65
Interest cost	190	203	239
Expected return on plan assets	(1,163)	(1,183)	(990)
Amortization of net actuarial gain	(674)	(708)	(333)
Amortization of prior service cost (credit)	405	(196)	(197)
Net periodic benefit credit	(1,167)	(1,811)	(1,216)

Net (gain) loss	(3,469)	(1,295)	(2,692)
Amortization of prior service (cost) credit	(405)	196	197
Prior service cost	611	-	-
Amortization of net gain	674	708	333
Total amount recognized in other comprehensive loss	(2,589)	(391)	(2,162)

Total amount recognized in net periodic benefit cost and other comprehensive loss	$(3,756)	(2,202)	(3,378)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $1.1 million while the estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $313 thousand.

Index
Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2022	$114
2023	130
2024	148
2025	172
2026	199
2027 - 2031	1,412

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2021	2020	2019
Discount rate	2.96%	2.65	3.56

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2021	2020	2019
Discount rate	2.65%	3.56	4.53
Expected long-term rate of return on assets, net of tax	4.00	4.50	4.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

Index
(d)	Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2021 and 2020, respectively:

(dollars in thousands)	December 31, 2021
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(7,439)	(3,469)	(10,908)
Prior service cost	-	611	611
Amortization of net actuarial gain	-	674	674
Amortization of prior service cost	-	(405)	(405)
Total	$(7,439)	(2,589)	(10,028)

	December 31, 2020
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(386)	(1,295)	(1,681)
Amortization of net actuarial gain	-	708	708
Amortization of prior service credit	-	196	196
Total	(386)	(391)	(777)

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2021	2020	2021	2020
Debt Securities	33%	23	32	24
Equity Securities	62	68	63	66
Other	5	9	5	10
Total	100%	100	100	100

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

Index
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

The fair value of the plan assets at December 31, 2021 and 2020, by asset category, is as follows:

		Fair Value Measurements at December 31, 2021 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,075	3,075	-	-
Equity mutual funds	39,249	39,249	-	-
U.S. government sponsored enterprises	17,032	-	17,032	-
Corporate bonds	3,041	-	3,041	-
Fixed income mutual funds	669	669	-	-

Total Plan Assets	$63,066	42,993	20,073	-

		Fair Value Measurements at December 31, 2021 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$1,600	1,600	-	-
Equity mutual funds	21,005	21,005	-	-
U.S. government sponsored enterprises	8,712	-	8,712	-
Corporate bonds	2,027	-	2,027	-

Total Plan Assets	$33,344	22,605	10,739	-

Index
		Fair Value Measurements at December 31, 2020 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$4,809	4,809	-	-
Equity mutual funds	38,352	38,352	-	-
U.S. government sponsored enterprises	4,983	-	4,983	-
Corporate bonds	7,427	-	7,427	-
Fixed income mutual funds	666	666	-	-

Total Plan Assets	$56,237	43,827	12,410	-

		Fair Value Measurements at December 31, 2020 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,887	2,887	-	-
Equity mutual funds	19,304	19,304	-	-
U.S. government sponsored enterprises	3,607	-	3,607	-
Corporate bonds	3,328	-	3,328	-

Total Plan Assets	$29,126	22,191	6,935	-

At December 31, 2021 and 2020, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2021 and 2020.

The Company made no contributions to its pension and postretirement benefit plans in 2021 or 2020.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2022.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2021, 2020 or 2019 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan aggregated $1.3 million for 2021, and $1.2 million for both 2020 and 2019.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $3.2 million, $3.3 million and $2.9 million in 2021, 2020 and 2019, respectively.

Index
The Company has also awarded 291 thousand performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2010, the weighted average strike price of each unit was $44.37. The performance bonus units and the weighted average strike price of each unit were adjusted for the 1 for 5 reverse stock split effective May 28, 2021.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (2019 Equity Incentive Plan) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (2010 Equity Incentive Plan) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. Under the 2019 Equity Incentive Plan the Company may provide for the issuance of 400,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors.  This allotment of 400,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2021, the Company may issue approximately 147 thousand shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based). The plans were adjusted for the 1 for 5 reverse stock split effective May 28, 2021.

Under the 2019 Equity Incentive Plan, the exercise price of each option may not be less than 100% of the fair value of the Company’s stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten percent shareholder the option price may not be less than 110% of the fair value of the Company’s stock on the date of the ISO grant.  The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement.  Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.  A summary of the status of TrustCo’s stock option awards as of December 31, 2021 and changes during the year then ended, are as follows and are adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2021	103,824	$33.35
New options awarded - 2021	-	-
Expired options - 2021	(3,590)	27.08
Options forfeited - 2021	-	-
Exercised options - 2021	(9,923)	26.23
Balance, December 31, 2021	90,311	$34.38	2.81 years

Exercisable Options

Balance, December 31, 2021	90,311	$34.38	2.81 years

At December 31, 2021, the intrinsic value of outstanding stock options and vested stock options was approximately $43 thousand.  All outstanding options were vested as of December 31, 2021 and there was no stock based compensation expense in 2021.

  During 2021 and 2019, options for 10 thousand, and 6 thousand shares of stock were exercised, respectively., adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021. There were no stock options exercised in 2020. The intrinsic value and related tax benefits of stock options exercised in these years was not material.  It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Index
Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2021, 2020, or 2019.

There was no stock-based compensation expense recognized in 2021. During 2020,  and 2019, the Company recognized $15 thousand, and $5 thousand in stock-based compensation expense related to the equity awards, respectively.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of stock-based compensation that can be settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2021, 2020 and 2019.

The activity for service-based awards during 2021 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2020 (1)	69,264
New awards granted	46,940
Forfeited awards	-
Awards settled (1)	(33,572)
Balance, December 31, 2021 (1)	82,632

(1)	Unit amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Service-Based Awards: During 2021 and 2020, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2021, 2020 and 2019, the Company recognized $1.2 million, $715 thousand and $743 thousand, respectively, in stock‑based compensation expense related to these awards.  Unrecognized stock-based compensation expense related to the outstanding restricted share units totaled approximately $2.9 million at December 31, 2021. During 2021, one third of the awards granted in 2018, 2019 and 2020 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2021.

The liability related to service-based liability awards was approximately $229 thousand and $187 thousand at December 31, 2021 and 2020, respectively.

Index
The activity for performance-based awards during 2021 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2020 (1)	118,320
New awards granted (1)	54,478
Forfeited awards	-
Awards settled (1)	(27,683)
Balance, December 31, 2021 (1)	145,115

(1)	Unit amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Performance Based Awards: During 2021, 2020 and 2019, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2018, those have been fully vested and unpaid.  For units granted subsequent to 2018, all of the units are unvested as of December 31, 2021, and the Company expects to meet the required performance criteria of the awards.

During 2021, 2020 and 2019, the Company recognized approximately $1.8 million, $500 thousand and $1.6 million, respectively, in stock based compensation expense related to these units.  Unrecognized stock-based compensation expense related to the outstanding performance share units totaled $2.8 million at December 31, 2021.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2021.

The liability related to performance based liability awards totaled $2.9 million and $2.1 million at December 31, 2021 and 2020, respectively.

(10)	Commitments and Contingent Liabilities

(a)	Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(b)	Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $8.4 million for 2021, $7.8 million for 2020 and $7.6 million in 2019. The Company is contractually obligated to pay these third -party service providers approximately $8 to $9 million per year through 2025.

(11)	Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive nonforfeitable dividend payments. For the years presented, the Company no longer has unvested awards that would be considered participating securities.

Index
A reconciliation of the component parts of earnings per share for 2021, 2020 and 2019 follows:

(dollars in thousands, except per share data)	For the years ended December 31
	2021	2020	2019

Net income	$61,519	52,452	57,840
Weighted average common shares (1)	19,259	19,301	19,370

Effect of dilutive common stock options (1)	4	2	16

Weighted average common shares including potential dilutive shares (1)	19,263	19,303	19,386

Basic EPS (1)	$3.194	2.718	2.986

Diluted EPS (1)	$3.194	2.717	2.984

(1)	Share and per share amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

For the years ended December 31, 2021 and 2020, there were 60 thousand and 90 thousand, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2021 and 2020, was $469.7 million and $458.2 million, respectively. Approximately 81% and 83% of these commitments were for variable rate products at the end of 2021 and 2020, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.3 million and $5.4 million at December 31, 2021 and 2020, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2021 and 2020 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

Index
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

Index
Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2021 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$59,179	$-	$59,179	$-
State and political subdivisions	41	-	41	-
Mortgage backed securities and collateralized mortgage obligations - residential	270,798	-	270,798	-
Corporate bonds	45,337	-	45,337	-
Small Business Administration - guaranteed participation securities	31,674	-	31,674	-
Other	684	-	684	-

Total securities available for sale	$407,713	$-	$407,713	$-

	Fair Value Measurements at December 31, 2020 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$19,968	$-	$19,968	$-
State and political subdivisions	103	-	103	-
Mortgage backed securities and collateralized mortgage obligations - residential	316,158	-	316,158	-
Corporate bonds	59,939	-	59,939	-
Small Business Administration - guaranteed participation securities	42,217	-	42,217	-
Other	686	-	686	-

Total securities available for sale	$439,071	$-	$439,071	$-

There were no transfers between Level 1 and Level 2 in 2021 and 2020.

Index
 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2021 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$362	$-	$-	$362	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (6%)

Impaired loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

	Fair Value Measurements at December 31, 2020 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$541	$-	$-	$541	Sales comparison approach	Adjustments for differences between comparable sales	1% - 7% (2%)

Impaired loans:
Real estate mortgage - 1 to 4 family	211	-	-	211	Sales comparison approach	Adjustments for differences between comparable sales	11% - 12% (12%)

Other real estate owned, which is carried at fair value less costs to sell, was approximately $362 thousand at December 31, 2021, and consisted of only residential real estate properties. A valuation charge of $121 thousand is included in earnings for the year ended December 31, 2021.

Of the total impaired loans of $18.5 million at December 31, 2021, there are no impairments that are collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2021. There were no gross charge-offs related to residential impaired loans included in the table above.

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

Index
In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2021 and 2020 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2021 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$1,219,470	1,219,470	-	-	1,219,470
Securities available for sale	407,713	-	407,713	-	407,713
Held to maturity securities	9,923	-	10,695	-	10,695
Federal Reserve Bank and
Federal Home Loan Bank stock	5,604	N/A	N/A	N/A	N/A
Net loans	4,394,512	-	-	4,451,031	4,451,031
Accrued interest receivable	9,099	10	1,235	7,854	9,099
Financial liabilities:
Demand deposits	794,878	794,878	-	-	794,878
Interest bearing deposits	4,473,251	3,477,937	993,676	-	4,471,613
Short-term borrowings	244,686	-	244,686	-	244,686
Accrued interest payable	163	34	129	-	163

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2020 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$1,107,099	1,107,099	-	-	1,107,099
Securities available for sale	439,071	-	439,071	-	439,071
Held to maturity securities	13,824	-	14,988	-	14,988
Federal Reserve Bank and
Federal Home Loan Bank stock	5,506	N/A	N/A	N/A	N/A
Net loans	4,194,875	-	-	4,287,585	4,287,585
Accrued interest receivable	10,031	39	1,458	8,534	10,031
Financial liabilities:
Demand deposits	652,756	652,756	-	-	652,756
Interest bearing deposits	4,384,437	3,088,064	1,298,375	-	4,386,439
Short-term borrowings	214,755	-	214,755	-	214,755
Accrued interest payable	474	68	406	-	474

(14)	Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. As of December 31, 2021, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2021 and December 31, 2020, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Index
The following is a summary of actual capital amounts and ratios as of December 31, 2021 and 2020, for Trustco Bank:

	As of December 31, 2021		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$570,594	9.324%	5.000%	4.000%
Common equity Tier 1 capital	570,594	18.954	6.500	7.000
Tier 1 risk-based capital	570,594	18.954	8.000	8.500
Total risk-based capital	608,308	20.206	10.000	10.500

	As of December 31, 2020		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$539,897	9.378%	5.000%	4.000%
Common equity Tier 1 capital	539,897	18.646	6.500	7.000
Tier 1 risk-based capital	539,897	18.646	8.000	8.500
Total risk-based capital	576,257	19.902	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2021 and 2020 for TrustCo on a consolidated basis.

	As of December 31, 2021		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$588,427	9.614%	4.000%
Common equity Tier 1 capital	588,427	19.541	7.000
Tier 1 risk-based capital	588,427	19.541	8.500
Total risk-based capital	626,150	20.794	10.500

	As of December 31, 2020		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$555,672	9.650%	4.000%
Common equity Tier 1 capital	555,672	19.187	7.000
Tier 1 risk-based capital	555,672	19.187	8.500
Total risk-based capital	592,040	20.443	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized
(2)	The December 31, 2021 and 2020 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

Index
(15)	Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2021
(dollars in thousands)	Balance at 12/31/2020	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2021	Balance at 12/31/2021

Net unrealized holding gain (loss) on securities available for sale, net of tax	$7,186	(7,212)	-	(7,212)	(26)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	6,084	7,622	-	7,622	13,706
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,334)		(199)	(199)	(1,533)

Accumulated other comprehensive income (loss), net of tax	11,936	410	(199)	211	12,147

	December 31, 2020
(dollars in thousands)	Balance at 12/31/2019	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2020	Balance at 12/31/2020

Net unrealized holding gain on securities available for sale, net of tax	$286	7,755	(855)	6,900	7,186
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	4,840	1,244	-	1,244	6,084
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(665)	-	(669)	(669)	(1,334)

Accumulated other comprehensive (loss) income, net of tax	4,461	8,999	(1,524)	7,475	11,936

	December 31, 2019
(dollars in thousands)	Balance at 12/31/2018	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2019	Balance at 12/31/2019

Net unrealized holding (loss) gain on securities available for sale, net of tax	$(10,416)	10,702	-	10,702	286
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	423	4,417	-	4,417	4,840
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(316)	-	(349)	(349)	(665)

Accumulated other comprehensive (loss) income, net of tax	(10,309)	15,119	(349)	14,770	4,461

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019:

(dollars in thousands)	Years ended December 31,
	2021	2020	2019	Affected Line Item in Financial Statements
Unrealized gains on securities available for sale:
Realized gain on securities transactions	$-	1,155	-	Net gain on securities transactions
Income tax expense	-	(300)	-	Income taxes
Net of tax	-	855	-

Amortization of pension and postretirement benefit items:
Prior Service Cost
Amortization of net actuarial gain	674	708	274	Salaries and employee benefits
Amortization of prior service (cost) credit	(405)	196	197	Salaries and employee benefits
Income tax benefit	(70)	(235)	(122)	Income taxes
Net of tax	199	669	349

Total reclassifications, net of tax	$199	1,524	349

Index
(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.  The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2021 2020 and 2019.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2021	2020	2019
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,660	2,665	3,571
Other	1,940	1,629	459
Interchange Income	5,281	4,199	4,065
Net gain on securities transactions (a)	–	1,155	–
Wealth management fees	7,358	6,279	6,387
Other (a)	698	1,243	4,109

Total non-interest income	$17,937	17,170	18,591

(a)	Not within the scope of ASC 606.

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

Index
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

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight -line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2021 the Company did not have any leases with terms of twelve months or less.

As of December 31, 2021 the Company has one lease that the construction has not started yet. At December 31, 2021 lease expiration dates ranged from three months to 22.8 years and have a weighted average remaining lease term of 9.3 years. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2021	2020	2019
Operating lease cost	$8,128	8,044	7,808
Variable lease cost	2,015	2,029	1,968
Total Lease costs	$10,143	10,073	9,776

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,192	8,042	7,839

Right-of-use assets obtained in exchange for lease obligations:	$6,588	2,548	57,464

Weighted average remaining lease term (years)	9.3	9.0	9.4
Weighted average discount rate	3.0%	3.2%	3.3%

Index
Future minimum lease payments under non-cancellable leases as of December 31, 2021 were as follows:

(dollars in thousands)
Year ending December 31,
2022	$8,125
2023	7,912
2024	7,789
2025	7,416
2026	6,443
Thereafter	22,868
Total lease payments	$60,553
Less: Interest	7,833
Present value of lease liabilities	$52,720

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total lease payments from the Company to those entities, which are included in the table above, owed at December 31, 2021, were $3.6 million, which includes interest in the amount of $498 thousand.

As of December 31, 2021 and 2020, the operating lease right-of-use asset was $48.1 million and $47.9 million, respectively.

(18)	Recent Accounting Pronouncements

In September 2016, the FASB released ASU 2016-13, “Financial Instruments - Credit Losses” (referred to as “CECL”) which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses. The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates.

As previously disclosed, the Company formed a cross-functional team to work through its implementation of CECL. The Company has selected the Discounted Cash Flow modeling method and has run parallel processes and is in final review stages of completing its documentation including third party model validations. The Company had previously elected to delay its adoption of CECL, as provided by the CARES Act until the date on which the National Emergency concerning COVID-19 was terminated or December 31, 2020, whichever occurred first. The December 31, 2020 adoption date under the CARES Act was extended to January 1, 2022 as a part of the COVID-19 Relief Bill, which became law in December 2020, and therefore the Company has adopted CECL on January 1, 2022.

Index
(19)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprensive Income

(dollars in thousands)	Years ended December 31,
	2021	2020	2019
Income:
Dividends and interest from subsidiaries	$34,096	31,100	28,340
Net gain on securities transactions	–	–	–
Miscellaneous income	–	–	–
Total income	34,096	31,100	28,340

Expense:
Operating supplies	21	20	82
Professional services	819	655	651
Miscellaneous expense	3,419	1,666	2,811
Total expense	4,259	2,341	3,544
Income before income taxes and subsidiaries’ undistributed earnings	29,837	28,759	24,796
Income tax benefit	(972)	(558)	(837)
Income before subsidiaries’ undistributed earnings	30,809	29,317	25,633
Equity in undistributed earnings of subsidiaries	30,710	23,135	32,207
Net income	$61,519	52,452	57,840
Change in other comprehensive income	211	7,475	14,770
Comprehensive income	$61,730	59,927	72,610

Statement of Condition

(dollars in thousands)	December 31,
	2021	2020
Assets:
Cash in subsidiary bank	$26,725	24,154
Investments in subsidiaries	583,307	552,399
Securities available for sale	36	36
Other assets	681	555

Total assets	610,749	577,144
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	9,621	8,983
Total liabilities	9,621	8,983
Shareholders’ equity	601,128	568,161

Total liabilities and shareholders’ equity	$610,749	577,144

Index
Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2021	2020	2019
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$61,519	52,452	57,840
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(30,710)	(23,135)	(32,207)
Stock based compensation expense	–	15	5
Net change in other assets and accrued expenses	354	515	246
Total adjustments	(30,356)	(22,605)	(31,956)

Net cash provided by operating activities	31,163	29,847	25,884

Cash flows from investing activities:
Purchases of securities available for sale	–	(1)	–

Net cash used in investing activities	–	(1)	–

Cash flows from financing activities:
Cash used to settle fractional shares in the Reverse Stock Split	(200)	–	–
Proceeds from exercise of stock options	260	–	185
Dividends paid	(26,266)	(26,317)	(26,372)
Payments to acquire treasury stock	(2,386)	(3,493)	(35)
Proceeds from sales of treasury stock	–	–	1,791
Net cash used in financing activities	(28,592)	(29,810)	(24,431)

Net increase in cash and cash equivalents	2,571	36	1,453

Cash and cash equivalents at beginning of year	24,154	24,118	22,665

Cash and cash equivalents at end of year	$26,725	24,154	24,118

Index
Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Central Ave. Office	Exit 8/Crescent Rd. Office
1900 Altamont Ave.	40 Central Ave.	1541 Crescent Rd.
Rotterdam, NY	Albany, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 426-7291	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Place	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Index
Branch Locations (continued)

Halfmoon Office	Loudon Plaza Office	Mt. Kisco Office
215 Guideboard Rd.	372 Northern Blvd.	222 East Main St.
Country Dollar Plaza	Albany, NY	Mt. Kisco, NY
Halfmoon, NY	Telephone: (518) 462-6668	Telephone: (914) 666-2362
Telephone: (518) 371-0593
	Madison Ave. Office	New City Office
Hartsdale Office	1084 Madison Ave.	20 Squadron Blvd.
220 East Hartsdale Ave.	Albany, NY	New City, NY
Hartsdale, NY	Telephone: (518) 489-4711	Telephone: (845) 634-4571
Telephone: (914) 722-2640
	Mahopac Office	New Scotland Office
Highland Office	945 South Lake Blvd	301 New Scotland Ave.
3580 Route 9W	Mahopac, NY	Albany, NY
Highland, NY	Telephone: (845) 803-8756	Telephone: (518) 438-7838
Telephone: (845) 691-7023
	Malta 4 Corners Office	Newton Plaza Office
Hoosick Falls Office	2471 Route 9	602 New Loudon Rd.
47 Main St.	Malta, NY	Latham, NY
Hoosick Falls, NY	Telephone: (518) 899-1056	Telephone: (518) 786-3687
Telephone: (518) 686-5352
	Mamaroneck Office	Niskayuna-Woodlawn Office
Hudson Office	180-190 East Boston Post Rd.	3461 State St.
507 Warren St.	Mamaroneck, NY	Schenectady, NY
Hudson, NY	Telephone: (914) 777-3023	Telephone: (518) 377-2264
Telephone: (518) 828-9434
	Mayfair Office	Northern Pines Road Office
Hudson Falls Office	286 Saratoga Rd.	649 Maple Ave.
3750 Burgoyne Ave.	Glenville, NY	Saratoga Springs, NY
Hudson Falls, NY	Telephone: (518) 399-9121	Telephone: (518) 583-2634
Telephone: (518) 747-0886
	Mechanicville Office	Nyack Office
Katonah Office	9 Price Chopper Plaza	388 Route 59
18 Woods Bridge Road	Mechanicville, NY	Nyack, NY
Katonah, NY	Telephone: (518) 664-1059	Telephone: (845) 535-3728
Telephone: (914) 666-6230
	Milton Office	Peekskill Office
Kingston Office	2 Trieble Ave.	20 Welcher Ave.
1220 Ulster Ave.	Ballston Spa, NY	Peekskill, NY
Kingston, NY	Telephone: (518) 885-0498	Telephone: (914) 739-1839
Telephone: (845) 336-5372
	Monroe Office	Pelham Office
Lake George Office	791 Route 17M	132 Fifth Ave.
4066 Route 9L	Monroe, NY	Pelham, NY
Lake George, NY	Telephone: (845) 782-1100	Telephone: (914) 632-1983
Telephone: (518) 668-2352
	Mont Pleasant Office	Pomona Office
Latham Office	959 Crane St.	1581 Route 202
1 Johnson Rd.	Schenectady, NY	Pomona, NY
Latham, NY	Telephone: (518) 346-1267	Telephone: (845) 354-0176
Telephone: (518) 785-0761

Index
Branch Locations (continued)

Poughkeepsie Office	Slingerlands Office	Valatie Office
2656 South Rd.	1569 New Scotland Rd.	2929 Route 9
Poughkeepsie, NY	Slingerlands, NY	Valatie, NY
Telephone: (845) 485-7413	Telephone: (518) 439-9352	Telephone: (518) 758-2265

Queensbury Office	South Glens Falls Office	Wappingers Falls Office
118 Quaker Rd.	133 Saratoga Rd.	1490 Route 9
Suite 1	Suite 1	Wappingers Falls, NY
Queensbury, NY	South Glens Falls, NY	Telephone: (845) 298-9315
Telephone: (518) 798-7226	Telephone: (518) 793-7668
Warrensburg Office
Red Hook Office	State Farm Road Office	9 Lake George Plaza Rd.
4 Morgans Way	2050 Western Ave.	Lake George, NY
Red Hook, NY	Guilderland, NY	Telephone: (518) 623-3707
Telephone: (845) 752-2224	Telephone: (518) 452-6913
West Sand Lake Office
Rotterdam Office	State St. Albany Office	3690 NY Route 43
1416 Curry Rd.	112 State St.	West Sand Lake, NY
Schenectady, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 355-8330	Telephone: (518) 436-9043
Wilton Mall Office
Route 2 Office	State St. Schenectady - Main Office	Route 50
201 Troy-Schenectady Rd.	320 State St.	Saratoga Springs, NY
Latham, NY	Schenectady, NY	Telephone: (518) 583-1716
Telephone: (518) 785-7155	Telephone: (518) 381-3831
Wolf Road Office
Route 7 Office	Stuyvesant Plaza Office	34 Wolf Rd.
1156 Troy-Schenectady Rd.	Western Ave. at Fuller Rd.	Albany, NY
Latham, NY	Albany, NY	Telephone: (518) 458-7761
Telephone: (518) 785-4744	Telephone: (518) 489-2616
Wynantskill Office
Saratoga Springs Office	Tanners West Office	134-136 Main St.
34 Congress St.	238 West Bridge St.	Wynantskill, NY
Saratoga Springs, NY	Catskill, NY	Telephone: (518) 286-2674
Telephone: (518) 587-3520	Telephone: (518) 943-5090

Schaghticoke Office	Troy Office
2 Main St.	5th Ave. and State St.
Schaghticoke, NY	Troy, NY
Telephone: (518) 753-6509	Telephone: (518) 274-5420

Scotia Office	Upper Union Street Office
123 Mohawk Ave.	1620 Union St.
Scotia, NY	Schenectady, NY
Telephone: (518) 372-9416	Telephone: (518) 374-4056

Sheridan Plaza Office	Ushers Road Office
1350 Gerling St.	308 Ushers Rd.
Schenectady, NY	Ballston Lake, NY
Telephone: (518) 377-8517	Telephone: (518) 877-8069

Index
Branch Locations (continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lake Brantley Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	909 North SR 434
Oviedo, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (407) 339-3396

Aloma Office	Curry Ford West Office	Lake Mary Office
4070 Aloma Ave.	2838 Curry Ford Rd.	350 West Lake Mary Blvd.
Winter Park, FL	Orlando, FL	Sanford, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 330-7106

Apollo Beach Office	Davenport Office	Lake Nona Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	9360 Narcoossee Rd.
Apollo Beach, FL	Suite 600	Orlando, FL
Telephone: (813) 649-0460	Davenport, FL	(407) 801-7330
Telephone: (863) 424-9493
Apopka Office		Lake Square Office
1134 North Rock Springs Rd.	Dean Road Office	10105 Route 441
Apopka, FL	3920 Dean Rd.	Leesburg, FL
Telephone: (407) 464-7373	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 657-8001
Avalon Park Office		Lee Road Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	1084 Lee Rd., Suite 11
Orlando, FL	415 East Pine St.	Orlando, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 422-7129
Bay Hill Office		Lee Vista Office
6084 Apopka Vineland Road	East Colonial Office	8288 Lee Vista Blvd., Suite E
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (321) 235-5583
Telephone: (407) 275-3075
BeeLine Center Office		Leesburg Office
10249 South John Young Pkwy.	Englewood Office	1330 Citizens Blvd., Suite 101
Suite 101	2930 South McCall Rd.	Leesburg, FL
Orlando, FL	Englewood, FL	Telephone: (352) 365-1305
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Maitland Office
Beneva Village Office	Gateway Commons Office	9400 US Route 17/92, Suite 101
5950 South Beneva Road	1525 East Osceola Pkwy., Suite 120	Maitland, FL
Sarasota, FL	Kissimmee, FL	Telephone: (407) 332-6071
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Melbourne Office
Bradenton Office	Juno Beach Office	2481 Croton Rd.
5858 Cortez Rd. West	14051 US Highway 1	Melbourne, FL
Bradenton, FL	Juno Beach, FL	Telephone: (321) 752 0446
Telephone: (941) 792-2604	Telephone: (561) 630-4521
Metro West Office
Colonial Drive Office	Lady Lake Office	2619 S. Hiawassee Rd.
4301 East Colonial Dr.	873 North US Highway 27/441	Orlando, FL
Orlando, FL	Lady Lake, FL	Telephone: (407) 293-1580
Telephone: (407) 895-6393	Telephone: (352) 205-8893

Index
Branch Locations (continued)

North Clermont Office	Rinehart Road Office	Vero Beach Office
12302 Roper Blvd.	1185 Rinehart Rd.	4125 20th Street
Clermont, FL	Sanford, FL	Vero Beach, FL
Telephone: (352) 243-2563	Telephone: (407) 268-3720	Telephone: (772) 492-9295

Orange City Office	Sarasota Office	Westwood Plaza Office
902 Saxon Blvd., Suite 101	2704 Bee Ridge Rd.	4942 West State Route 46
Orange City, FL	Sarasota, FL	Suite 1050
Telephone: (386) 775-1392	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Ormond Beach Office	South Clermont Office
115 North Nova Rd.	16908 High Grove Blvd.	Windermere Office
Ormond Beach, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Osprey Office	Stuart Office
1300 South Tamiami Trl.	951 SE Federal Highway	Winter Garden Office
Osprey, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Oviedo Office	Sun City Center
1875 West County Rd. 419	4441 Sun City Center	Winter Haven Office
Suite 600	Sun City Center, FL	7476 Cypress Gardens Blvd. Southeast
Oviedo, FL	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (407) 365-1145		Telephone: (863) 326-1918
Sweetwater Office
Palm Coast Office	671 North Hunt Club Rd.	Winter Park Office
120 Belle Terre Pkwy	Longwood, FL	1211 N. Orange Ave.
Palm Coast, FL	Telephone: (407) 774-1347	Winter Park, FL
Telephone: (386) 524-5044		Telephone: (407) 755-6707
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10	Winter Springs Office
3307 South Orange Blossom Trl.	Winter Springs, FL	851 East State Route 434
Kissimmee, FL	Telephone: (407) 695-5558	Winter Springs, FL
Telephone: (407) 846-8866		Telephone: (407) 327-6064
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

Index
Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
385 North Franklin Tpk.
Ramsey, NJ
Telephone: (201) 934-1429

Index
EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction

EXECUTIVE VICE PRESIDENT	Brian C. Flynn, CPA
RETAIL BANKING	KPMG LLP
Kevin M. Curley	Retired Partner

EXECUTIVE VICE PRESIDENT CORPORATE	Lisa M. Lucarelli, Owner
SERVICES AND RISK	LMKD Properties, LLC
Robert M. Leonard	Property Management

EXECUTIVE VICE PRESIDENT AND	Thomas O. Maggs, President
CHIEF FINANCIAL OFFICER	Maggs & Associates
Michael M. Ozimek	Insurance Agency

EXECUTIVE VICE PRESIDENT	Anthony J. Marinello, M.D., Ph.D.
AND COMMERCIAL BANKING	Chief Medical Officer, CDPHP
Scot R. Salvador
Robert J. McCormick,
EXECUTIVE VICE PRESIDENT AND	Chairman, President and Chief Executive Officer
TREASURER	TrustCo Bank Corp NY
Eric W. Schreck	Chairman, TrustCo Bank Corp NY

GENERAL COUNSEL AND CORPORATE	Curtis N. Powell, Vice President
SECRETARY	Rensselaer Polytechnic Institute
Michael Hall
Kimberly A. Russell, President & COO
Directors of TrustCo Bank Corp NY	Frank Adams Jewelers, Inc
are also Directors of Trustco Bank
Frank B. Silverman
Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Executive Director of the Martial Arts Industry Association

HONORARY DIRECTORS

Lionel O. Barthold	John S. Morris, Ph.D	William F. Terry
Nancy A. McNamara	James H. Murphy, D.D.S.

Index
Trustco Bank Officers

CHAIRMAN, PRESIDENT,	BRANCH ADMINISTRATION	FINANCIAL SERVICES
AND CHIEF EXECUTIVE OFFICER	Administrative Vice President	Administrative Vice President and
Robert J. McCormick	Carly K. Batista	Chief Trust Officer
	Assistant Vice Presidents	Patrick J. LaPorta, Esq.
EXECUTIVE VICE PRESIDENT	Mark J. Cooper	Vice President
RETAIL BANKING	Gloryvel Morales	Thomas M. Poitras
Kevin M. Curley	Jocelyn E. Vizcara	Assistant Vice President
	Regional Officers	Lauren A. Maxwell
EXECUTIVE VICE PRESIDENT	Takla A. Awad	Officers
CORPORATE SERVICES AND RISK	Thomas L. McCormick	Michael D. Bates
Robert M. Leonard	James J. Smith	John W. Bresonis
	Officers	Clint M. Mallard
EXECUTIVE VICE PRESIDENT	Victor J. Berger
AND CHIEF FINANCIAL OFFICER	Albert N. Estopinal	INFORMATION TECHNOLOGY/
Michael M. Ozimek	Lesly Jean-Louis	PLANNING AND SYSTEMS/
	Kevin R. Mason	MARKETING
EXECUTIVE VICE PRESIDENT	Nicolette C. Messina	Senior Vice President
COMMERCIAL BANKING	Ronald G. Patterson	John R. George
Scot R. Salvador	Carmen Ramjeet	Vice President and
	Berkley K. Young	Chief Technology Officer
EXECUTIVE VICE PRESIDENT		Volney R. LaRowe
AND TREASURER	COLLECTIONS/ OPERATIONS/	Vice President
FLORIDA REGIONAL PRESIDENT	CREDIT	Adam E. Roselan
Eric W. Schreck	Vice President	Officers
	Stacy L. Marble	Sean Dougherty
GENERAL COUNSEL AND	Officer	Jonathan R. Goodell
CORPORATE SECRETARY	Aislinn E. Melia
Michael Hall		LENDING
	COMPLIANCE/ RISK/ BSA/	Administrative Vice President
ACCOUNTING/FINANCE	CREDIT ADMINISTRATION	Michelle L. Simmonds
Vice Presidents	Administrative Vice President and Chief	Vice Presidents
Andrea A. McGuire	Compliance Officer and Information	Suzanne E. Breen
Michael Rydberg	Security Officer	Patrick M. Canavan
Assistant Vice President	Michael J. Ewell	Assistant Vice President
Lynn M. Hallenbeck	Administrative Vice President	Pratik A. Shah
Officer	Michael J. Lofrumento	Officers
Hurbert Bhagwandeen	Vice Presidents	Christiane Feliciano
	Lara Ann Gough	Douglas L. Hall
AUDIT	Jennifer L. Meadows	Joseph Lucarelli
Director of Internal Audit	Assistant Vice President	Rebecca L. O’Hare
Daniel R. Saullo	Michael V. Pitnell	Sara Steinback
Officers	Officers	Lisa Tully
Allison R. Downs	Amanda L. Biance
Kenneth E. Hughes Jr.	James A.P. McCarthy, Esq.	PERSONNEL/
Jeff P. Klingbeil	Michael F. McMahon	QUALITY CONTROL/
Dennis M. Pitaniello	June M. Ryder	TRAINING
Assistant Vice Presidents
Jason T. Goodell
Jessica M. Marshall

Index
General Information

ANNUAL MEETING

Thursday, May 19, 2022
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

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2021 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President Corporate Services and Risk, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

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

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 7,770 shareholders of record of TrustCo common stock as of January 31, 2022.

SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)

ORE Property One, Inc.
Orlando, Florida

ORE Property Two, Inc.
Orlando, Florida

ORE Subsidiary Corporation
Glenville, New York

Index
TRANSFER AGENT
Computershare
Regular Mail
PO BOX 505000
Louisville, KY 40233-5000
UNITED STATES

Overnight Delivery
462 South 4th Street
Suite 1600 Louisville, KY 40202
UNITED STATES

Toll Free: 1-800-368-5948 or 1-781-575-4223

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Index
Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the S&P U.S BMI Banks Index, an appropriate industry representation on the exchange in which our common stock is traded to replace the SNL Bank and Thrift Index because the SNL Bank and Thrift Index is no longer published. The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 304 companies as of December 31, 2021. A list of the component companies can be obtained by contacting TrustCo.

TrustCo Bank Corp NY

Total Return Performance
200
150
100
50
Index Value
TrustCo Bank Corp NY
Russell 2000 Index
S&P U.S. BMI Banks Index
12/31/16
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21

	Period Ending
Index	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21
TrustCo Bank Corp NY	100.00	108.57	83.58	109.28	87.71	91.19
Russell 2000 Index	100.00	114.65	102.02	128.06	153.62	176.39
S&P U.S. BMI Banks Index	100.00	118.21	98.75	135.64	118.33	160.89

Source: S&P Global Market Intelligence
© 2022