Form 10-K, Exhibit 13
period 2022-12-31
TRUSTCO BANK CORP N Y
filed 2023-03-01
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 143 community banking offices and 158 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2022		2021		Percent Change
Income:
Net interest income	$180,135		$160,408		12.30
Net Income	75,234		61,519		22.29
Per Share:
Basic earnings	3.93		3.19		23.20
Diluted earnings	3.93		3.19		23.20
Book value at period end	31.54		31.28		0.83
Average Balances:
Assets	6,159,004		6,075,481		1.37
Loans, net	4,551,281		4,336,834		4.94
Deposits	5,302,439		5,188,347		2.20
Shareholders' equity	597,086		579,923		2.96
Financial Ratios:
Return on average assets	1.22%		1.01%		20.79
Return on average equity	12.60		10.61		18.76
Consolidated tier 1 capital to:
Total assets (leverage capital ratio)	10.39		9.61		8.12
Risk-adjusted assets	18.93		19.54		(3.12)
Common equity tier 1 capital ratio	18.93		19.54		(3.12)
Total capital to risk-adjusted assets	20.18		20.79		(2.93)
Allowance for credit losses on loans to nonperforming loans	2.63	x	2.36	x	11.44
Efficiency ratio*	50.22%		56.90%		(11.74)
Dividend Payout ratio	35.86		42.95		(16.51)

Per Share information of common stock

					Range of Stock Price
	Basic Earnings	Diluted Earnings	Cash Dividend	BookValue	High	Low

2022
First quarter	$0.89	$0.89	$0.3500	$30.85	$35.70	$31.93
Second quarter	0.93	0.93	0.3500	31.06	32.75	29.85
Third quarter	1.01	1.01	0.3500	30.89	36.09	30.39
Fourth quarter	1.10	1.10	0.3600	31.54	39.16	31.83

2021 (1)
First quarter	$0.73	$0.73	$0.3406	$29.60	$39.08	$31.10
Second quarter	0.75	0.75	0.3406	30.00	39.13	34.10
Third quarter	0.87	0.87	0.3406	30.53	34.52	29.95
Fourth quarter	0.85	0.85	0.3500	31.28	34.80	32.00

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

*The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”), which is presented in the Non-GAAP Financial Measures Reconciliation presented herein.

Index

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

Index

President’s Message
Dear Fellow Shareholder,

As we report our financial results for 2022, we reflect on a year during which we celebrated Trustco Bank’s 120th year.  While our communities, our customers, and our shareholders celebrated the bank’s history, our team was making history of its own.  We grew our core lending business by $294 million – an unprecedented level of growth.  We delivered record earnings in each quarter of the year increasing net income after taxes by 22.3% or $13.7 million to $72.5 million for the year.  We maintained rock-solid credit quality, holding non-performing loans as a percent of total loans and total assets to a negligible 0.37% and 0.33%, respectively.  Our team accomplished all of that while achieving nearly 13% growth in our stock price year over year, in contrast to both our industry and the overall stock market, which contracted in value.

Our company is known for its very long-standing dividend payment – every quarter since 1904.  While achieving the results highlighted above and detailed in this report, our company accomplished something else extraordinary.  We increased our dividend for the second time in as many years and for the third time since 2018.  In so doing, we continued to fulfill our mission of delivering a meaningful return to our owners.

The sense of history runs deep at TrustCo and is a key part of our sustained success.  This year also saw a new generation of leaders advance in the ranks of executive management at the bank.  Three new Senior Vice Presidents were named and each of these bankers already has served long and true at our venerable institution.  Carly Batista started with the bank in 2004 as a floating customer service representative in Upstate New York.  Michael Ewell’s tenure dates to 2001 when he was a customer service representative at our State Street Albany branch.  Michelle Simmonds became a clerk in the Deposit Operations Department in 1996, working in our Erie Boulevard location in Schenectady.  Carly, Michael and Michelle all have held numerous titles over the years and now have key roles in Branch Administration, Compliance, and Retail Lending, respectively.  Their stories are typical of people at Trustco Bank.  A great many of our leaders, both established and up –and-coming, have been with us for decades.  Over time, people develop expertise and institutional knowledge that inure to the benefit of our customers and bring long-term value to our owners through our enduring corporate culture.

Well embedded in our culture is service to the community.  As a company, we have supported veterans and active-duty service members, victims of natural disasters, aspiring homeowners, and residents of underserved communities.   This year we also started the Hometown Pledge Program, which allows newly hired employees to direct a contribution to the community group of their choosing.  Through this program, we have made 427 donations to 80 charities.  Participants report that they are excited that their new employer is empowering them to direct contributions to the organizations that are important to them.

Sadly, we also lost our longest-tenured employee this year.  Mary-Jean Riley was a proud member of the TrustCo team for 47 years before her retirement in 2020.  She mentored many members of our family with sincerity and grace. We are diminished by her passing, but are better for her many contributions.

More and more it seems that managing the uncertainty of the economic and interest-rate environments, evolving technologies, and the challenges presented by an ever-changing labor market are as much a part of what we do as designing loan and deposit products that serve the needs of our customers.  Lesser groups have faltered when faced with such challenges, but what TrustCo accomplished in 2022 plainly demonstrates that our team is better than that.  We look forward to the year, and years, to come with confidence that our products and our people are the best in the business and the certainty that Trustco Bank is well positioned to grow, evolve, and thrive for another century.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

Index

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo during 2022 and, in summary form, the two preceding years.  Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis.  Balances discussed are daily averages unless otherwise described.  The consolidated financial statements and related notes and the quarterly reports to shareholders for 2022 should be read in conjunction with this review.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

Financial Review

TrustCo made historic progress in 2022 posting record earnings while also celebrating our 120th anniversary.  Among the key results for 2022, in management’s view:

•	Net income after taxes was up 22.3% or $13.7 million to $75.2 million as compared to the prior year;
•	Period-end loans were up $294 million for 2022 compared to the prior year;
•	Net interest income was up 12.3% or $19.7 million as compared to the prior year;
•	Nonperforming loans declined $1.3 million or 6.7% to $17.5 million from year-end 2021 to year-end 2022;
•	At 50.22%, the efficiency ratio improved 12% over 2021 (see Non-GAAP Financial Measures Reconciliation), and;
•
The regulatory capital levels of both the Company and the Bank continued to remain very strong at December 31, 2022, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, by executing its long-term plan focused on traditional lending criteria and balance sheet management.  Achievement of specific business goals such as the continued expansion of loans, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 12.60% in 2022 compared to 10.61% in 2021, while return on average assets was 1.22% in 2022 as compared to 1.01% in 2021.

Beginning in March 2020, we experienced negative impacts to our business in the form of requests for loan deferrals of principal and interest due to the business disruption caused by the COVID-19 pandemic.  The Company evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company’s balance sheets and results of operations as of and for the years ended December 31, 2022, 2021, and 2020, except for adjustments in the provision for loan losses.  Additionally, we do not believe there exists any impairment to our goodwill, long-lived assets, right of use assets, held to maturity investment securities or available-for-sale investment securities.  At this time, it is difficult to quantify the impact COVID-19 will have on future periods due to various uncertainties, including the duration, severity, spread, of potential variants and resurgences of COVID-19.

While the U.S. economy has experienced pockets of growth during 2022, such as the growth in GDP at an annual rate of 3.2% in the third quarter of 2022, the ongoing conflict in Ukraine and increasing inflation, among other items, put pressure on the economy and growth decelerated compared to 2021.  Commencing in March 2022, the Federal Open Market Committee (“FOMC”) increased the target range for the federal funds rate seven times in 2022 by a total of 425 basis points, to a range of 4.25% to 4.50% as of end of 2022. At its meeting on February 1, 2023, the FOMC increased the target range for the federal funds by an additional 25 basis points, to a range of 4.50% to 4.75%.  All of these increases were expressly made in response to inflationary pressures, which are currently expected to continue. In its October 2022 “Beige Book”, the FRB noted that national economic activity had expanded at a modest pace since the previous report, while conditions varied across industries and districts. Rising mortgage rates and elevated housing prices further weakened single-family starts in the second half of 2022 and there were scattered reports of declining property prices.  Commercial real estate slowed in both construction and sales amid supply shortages and elevated construction and borrowing costs.

Index
For the year ending 2022, the Dow Jones Industrial Average ended down 8.8%, as compared to growth of 18.7% in 2021.  The S&P 500 Index also was down 19.4% for the year, compared to growth of 26.9% in 2021.  United States Three Month Treasury Bills experienced an increase in rates ending the year at 4.42%, 54 basis points ahead of the ten-year Treasury yield at year-end of 3.88%.  These yields compare to 2021 year-end yields of 0.06% for the Three Month Treasury and 1.52% for the ten-year Treasury yields.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields.  Beginning in 2022 the yield on the two year Treasury bond was 0.73% and increased 368 basis points during the year to close 2022 at 4.41% and the ten-year Treasury bond began 2022 at 1.52% and closed the year up 2.36 basis points to 3.88% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire to address the increase in inflation.

The outlook for the United States economy is anticipated to bring further deceleration in growth compared to 2022.  Growth in business operations and expansion of corporate activities will be necessary for broad range increases in revenues and profits.

TrustCo like most other banking organizations prices, many of its liabilities (deposits and short term debt) off of the shorter end of the Treasury maturity curve.  The average for the Three Month Treasury was 205 basis points higher in 2022 than in 2021, with the median yield of 1.83% in 2022 up 178 basis points over the median yield in 2021.  These trends generally reflect an increase in the cost for deposit products that price off the short term treasury market yields.  At the same time the average yield of the ten-year Treasury has increased to 2.95% in 2022, up 150 basis points from 2021 when the average was 1.45%.  Generally longer term loans are priced consistent with the changes in the ten-year Treasury markets.  These two trends – higher shorter term rates coupled with an increase in longer term rates – result in increases of both loan and deposit yields.

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

Overview

2022 results were marked by significant growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $4.73 billion, an increase of $294 million or 6.6% over the 2021 year-end balance.  Deposits ended 2021 at $5.19 billion, down from $5.27 billion the prior year-end.  The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as net interest income and non-interest income.

TrustCo earned a record net income of $75.2 million or $3.93 of diluted earnings per share for the year ended December 31, 2022, compared to $61.5 million or $3.19 of diluted earnings per share for the year ended December 31, 2021.  Net income before taxes was $99.4 million in 2022 compared to $82.1 million in 2021.

During 2022, the following items had a significant effect on net income:
•	An increase of $19.7 million in net interest income from 2021 to 2022 primarily as a result of the increased Federal Funds rate and loan growth;
•	a decrease in the credit for credit losses on loans of $5.1 million;
•	an increase in non-interest income of $1.3 million; and
•	a decrease in non-interest expense of $1.3 million.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2022 and 2021, including:
•
Tier 1 risk-based capital ratio of 18.93% for 2022 and 19.54% for 2021, compared to medians of 12.22% in 2022 and 12.79% in 2021 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•	an efficiency ratio, as calculated by S&P Global Market Intelligence, of 50.22% for 2022 and 56.90% for 2021, compared to the peer group medians of 56.32% in 2022 and 56.70% in 2021.

Index
During 2022, TrustCo’s results were affected by strong loan growth and a changing interest rate environment.  Average loan balances increased 4.9% from 2021 to 2022, while the total of average Federal Funds Sold and other short-term investments, available for sale securities and held to maturity securities decreased 8.1%. Average net loans increased to 75.7% of average earning assets in 2022 from 73.2% in 2021.  On average for 2022, non-maturity deposits were 81.6% of total deposits, up from 77.5% in 2021.  Overall, the cost of interest bearing liabilities decreased 2 basis points to 0.14% in 2022 as compared to 2021. The Company has traditionally maintained a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.  The changing rate environment throughout 2022 and into 2023 will likely cause the cost of interest-bearing liabilities to increase.

As discussed previously, market interest rates moved significantly during the course of 2022, with shorter term Three Month Treasury rates and longer term rates also increasing year over year.  However the slope of the yield curve flattened and became negative at times in 2022.  The average daily spread between the ten-year Treasury and the two-year Treasury was negative 0.04 basis points in 2022, down from an average of 1.18 basis points in 2021 and 50 basis points in 2020.  The spread between the ten-year Treasury and the two-year Treasury changed throughout the year but still ended 2022 at a negative 53 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company’s earnings derived from its core mix of loans and deposits; however, the increase in the shorter term Treasury rates outpaced the increase in the longer term rates, which resulted in an inverted yield curve, an indication of a possible recession.

The tables below illustrate the range of key Treasury bond interest rates during 2022 and 2021.

	3 Month T Bill (BEY)	2 Year T Note	5 Year T Note	10 Year T Note	10 Year - 2 Year
	Yield(%)	Yield(%)	Yield(%)	Yield(%)	Spread(%)
2022
Beginning of Year	0.06	0.73	1.26	1.52	0.79
Peak	4.46	4.72	4.45	4.25	0.89
Trough	0.08	0.77	1.37	1.63	(0.84)
End of Year	4.42	4.41	3.99	3.88	(0.53)
Average	2.09	2.99	3.00	2.95	(0.04)
Median	1.83	3.03	3.00	2.96	(0.01)

2021
Beginning of Year	0.09	0.13	0.36	0.93	0.80
Peak	0.09	0.76	1.34	1.74	1.59
Trough	0.01	0.09	0.36	0.93	0.72
End of Year	0.06	0.73	1.26	1.52	0.79
Average	0.04	0.27	0.86	1.45	1.18
Median	0.05	0.20	0.83	1.48	1.14

Source: www.treasury.gov

TrustCo focuses on providing high quality service to the communities served by its branch‑banking network.  The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our network in recent years.

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in our loan balances.  All branches have the same products and features found at other Trustco Bank locations.  Additionally, over the last several years the Company has made significant investments in the online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.

Index
Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.7% and 97.6% of average total assets for 2022 and 2021, respectively.

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

TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk.  The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.  The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.  Predicting the impact of changing rates on the Company’s net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons.  For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made.  The Company routinely models various rate change assumptions to determine expected impact on net interest income.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  From December 2015 through December 2018, the U.S. Federal Reserve Board increased its federal funds target rate from a range of 0.00% - 0.25% to a range of 2.25% - 2.50%. Beginning in the second half of 2019, the Federal Reserve Board began lowering the rate in response to a slowing economy.  During the first quarter of 2020 the rate was significantly decreased again as a result of the global pandemic related to COVID-19, and returned the range of 0.00% to 0.25%.  However, in an effort address the rising rate of inflation, the Federal Funds rate increased to a range of 4.25% to 4.50% by the end of 2022, and it further increased to a range of 4.50% to 4.75% in February 2023.

The yield on the ten-year Treasury bond increased by 236 basis points from 1.52% at the beginning of 2022 to the year‑end level of 3.88%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants such as Freddie Mac and Fannie Mae.  TrustCo is primarily a portfolio lender and has not yet to date sold loans into the secondary market. The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  The Company has begun to originate loans for sale into the secondary market.  This will allow the Company greater flexibility going forward with respect to mortgage rate volatility and the loans we choose to portfolio.  Higher market interest rates also generally increase the value of retail deposits.

Index
The increase in the Federal Funds target range in 2022 continues to have a positive impact on earnings and on the Company’s cash position.  The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 and 2021 relative to historic levels, which also had driven down deposit costs.  However, as interest rates have increased throughout 2022 and into 2023, we have experienced increased yields on our Federal Fund Sold and other short-term investments, investment portfolios, loans, and deposits.

Earning Assets

Average earning assets during 2022 were $6.0 billion, which was an increase of $86.8 million from 2021.  This increase was primarily the result of growth in the average balance of net loans of $214.4 million and securities available for sale of $17.5 million, offset by decreases of $142.2 million in Federal Funds Sold and other short-term investments and $3.1 million in held-to-maturity securities between 2021 and 2022.  The increase in the average loan portfolio is the result of an increase in residential mortgage loans, home equity lines of credit, and installment loans, which more than offset a decrease in commercial loans.  The increase in residential real estate loans is a result of a strategic focus on growth of this product throughout the Trustco Bank branch network through an effective marketing campaign, competitive rates, and closing costs.

Total average assets were $6.2 billion for 2022 and $6.1 billion for 2021.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2022	2021	Components of
				vs.	vs.	Total Earning Assets
	2022	2021	2020	2021	2020	2022	2021	2020
Loans, net	$4,551,281	$4,336,834	$4,163,399	$214,447	$173,435	75.7%	73.2%	77.2

Securities available for sale (1):
U.S. government sponsored enterprises	89,557	63,743	38,508	25,814	25,235	1.5	1.1	0.7
State and political subdivisions	41	48	111	(7)	(63)	-	-	-
Mortgage-backed securities and
collateralized mortgage obligations-
residential	284,901	308,777	333,093	(23,876)	(24,316)	4.7	5.2	6.2
Corporate bonds	78,266	53,699	50,982	24,567	2,717	1.3	0.9	0.9
Small Business Administration-guaranteed
participation securities	26,679	35,723	44,379	(9,044)	(8,656)	0.4	0.6	0.8
Other	686	685	686	1	(1)	-	-	-
Total securities available for sale	480,130	462,675	467,759	17,455	(5,084)	7.9	7.8	8.6

Held-to-maturity securities:
Mortgage-backed securities and
collateralized mortgage obligations-residential	8,647	11,733	16,376	(3,086)	(4,643)	0.1	0.2	0.3
Total held-to-maturity securities	8,647	11,733	16,376	(3,086)	(4,643)	0.1	0.2	0.3

Federal Reserve Bank and Federal Home
Loan Bank stock	5,749	5,578	7,381	171	(1,803)	0.1	0.1	0.1
Federal funds sold and other short-term
investments	969,043	1,111,257	748,085	(142,214)	363,172	16.2	18.7	13.8

Total earning assets	$6,014,850	$5,928,077	$5,403,000	$86,773	$525,077	100.0%	100.0%	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2022, the Company experienced another year of significant loan growth.  The $294.4 million increase or 6.6% in the Company’s gross loan portfolio from December 31, 2021 to December 31, 2022 was due to higher balances in all loan categories except for home equity loans.  Average loans increased $214.4 million during 2022 to $4.55 billion.  Interest income on the loan portfolio increased to $162.2 million in 2022 from $159.2 million in 2021.  The average yield decreased 11 basis points to 3.56% in 2022 compared to 3.67% in 2021.

Index
LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2022		2021		2020
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$208,737	4.4%	$180,814	4.1%	$198,328	4.7%
Real estate - construction	36,351	0.8	37,279	0.8	24,749	0.6
Real estate - mortgage	4,189,374	88.5	3,980,294	89.7	3,769,582	88.8
Home equity lines of credit	286,432	6.0	230,976	5.2	242,194	5.7
Installment loans	12,307	0.3	9,416	0.2	9,617	0.2
Total loans	4,733,201	100.0%	4,438,779	100.0%	4,244,470	100.0%
Less: Allowance for loan losses	46,032		44,267		49,595
Net loans (1)	$4,687,169		$4,394,512		$4,194,875

	Average Balances
	2022		2021		2020		2019		2018
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$185,314	4.1%	$193,370	4.5%	$203,314	4.9%	$176,165	4.5%	$175,814	4.7%
Real estate - construction	36,815	0.8	31,014	0.7	26,641	0.6	27,728	0.7	26,717	0.7
Real estate - mortgage	4,065,135	89.3	3,870,097	89.2	3,667,909	88.2	3,433,683	87.4	3,236,631	86.5
Home equity lines of credit	254,168	5.6	233,628	5.4	255,583	6.1	277,905	7.1	297,678	7.9
Installment loans	9,849	0.2	8,725	0.2	9,952	0.2	10,718	0.3	9,242	0.2

Total loans	4,551,281	100.0%	4,336,834	100.0%	4,163,399	100.0%	3,926,199	100.0%	3,746,082	100.0%
Less: Allowance for loan losses	46,124		49,421		47,330		44,639		44,651
Net loans (1)	$4,505,157		$4,287,413		$4,116,069		$3,881,560		$3,701,431

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, and also by offering competitive interest rates to expand the loan portfolio.  Specifically, low closing costs, no escrow or private mortgage insurance, quick loan decisions and fast closings were identified and marketed.  The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted to customers.  The average balance of residential real estate mortgage loans was approximately $4.07 billion in 2022 and approximately $3.88 billion in 2021.  Income on real estate loans increased to $140.4 million in 2022 from $138.8 million in 2021.  The yield on the portfolio decreased from 3.57% in 2021 to 3.44% in 2022.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market areas.

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

Average commercial loans of $206.1 million in 2022 decreased by $4.0 million from $210.1 million in 2021, primarily because of PPP loan payoffs.  Average commercial loans included $22.3 million and $19.4 million of commercial real estate construction loans in 2022 and 2021, respectively.  The average yield on the commercial loan portfolio decreased to 4.93% for 2022 from 5.19% in 2021, primarily as a result of more PPP loans being forgiven during 2021.  Interest income on commercial loans was $10.2 million in 2022 compared to $10.9 million in 2021, down primarily as a result of more income recognized on the forgiveness of the PPP loans in 2021 as compared to 2022.

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

TrustCo has a strong position in the home equity credit line product in its market area.  During 2022, the average balance of home equity credit lines was $254.2 million, an increase from $233.6 million in 2021.  Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  TrustCo’s average yield on this portfolio was 4.31% for 2022 and 3.77% for 2021 reflecting increases in the prime lending rate that occurred in 2022.  Interest income on home equity credit lines increased from $8.8 million in 2021 to $11.0 million in 2022.

Index
At December 31, 2022 and 2021, the Company had approximately $36.4 million and $37.3 million of real estate construction loans, respectively.  Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million was secured by first mortgages to residential borrowers with the remaining $22.3 million were loans to commercial borrowers for residential construction projects.  Of the $37.3 million in real estate construction loans at December 31, 2021, approximately $17.9 million was secured by first mortgages to residential borrowers and the remaining $19.4 million were loans to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2022.  Loans having no stated maturity and overdrafts are shown as due in one year or less.  Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:
					Total Due
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	After 1 Year	Total
Commercial	$14,965	$41,802	$134,926	$18,229	$194,957	$209,922
Commercial - other	10,712	7,582	2,766	29	10,377	21,089
First Mortgage	3,069	12,622	507,874	3,623,337	4,143,833	4,146,902
Home Equity Loans	119	1,937	24,942	29,551	56,430	56,549
Home Equity Lines of Credit	3,031	93,459	119,102	70,840	283,401	286,432
Installment	1,616	8,600	2,091	-	10,691	12,307
	$33,512	$166,002	$791,701	$3,741,986	$4,699,689	$4,733,201

The following table shows the loans as of December 31, 2022 due after December 31, 2023 according to type and loan category:

		Floating or
(dollars in thousands)	Fixed Rates	Adjustable Rates	Total

Commercial	$191,473	$3,484	$194,957
Commercial - other	8,232	2,145	10,377
First Mortgage	4,143,833	-	4,143,833
Home Equity Loans	56,430	-	56,430
Home Equity Lines of Credit	66,123	217,278	283,401
Installment	10,691	-	10,691
	$4,476,782	$222,907	$4,699,689

Index
The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

INVESTMENT SECURITIES

(dollars in thousands)	As of December 31,
	2022		2021		2020
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$124,123	$118,187	$59,976	$59,179	$20,000	$19,968
State and political subdivisions	34	34	41	41	103	103
Mortgage backed securities and collateralized mortgage obligations-residential	291,431	260,316	269,907	270,798	308,432	316,158
Corporate bonds	85,641	81,346	45,805	45,337	59,185	59,939
Small Business Adminstration- guaranteed participation securities	23,115	20,977	31,303	31,674	40,955	42,217
Other	686	653	685	684	685	686
Total securities available for sale	525,030	481,513	407,717	407,713	429,360	439,071
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	7,707	7,580	9,923	10,695	13,824	14,988
Total held to maturity securities	7,707	7,580	9,923	10,695	13,824	14,988
Total investment securities	$532,737	$489,093	$417,640	$418,408	$443,184	$454,059

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity.  The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current increasing interest rate environment.  The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass‑throughs issued by United States government agencies or sponsored enterprises.

Holdings of various types of securities may vary from year‑to‑year depending on management’s assessment of relative risk and reward, and also due to the timing of calls, maturities, prepayments and purchases.  Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been typically invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2022, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2022, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2022 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2022, the carrying value of securities available for sale amounted to $481.5 million, compared to $407.7 million at year-end 2021.  For 2022, the average balance of securities available for sale was $480.1 million with an average yield of 1.97%, compared to an average balance in 2021 of 462.7 million with an average yield of 1.44%.  The taxable equivalent income earned on the securities available for sale portfolio in 2022 was $9.4 million, compared to $6.7 million earned in 2021.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2022, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $35 thousand and gross unrealized losses of approximately $43.6 million.  At December 31, 2021, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $3.9 million and gross unrealized losses of approximately $3.9 million.   As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Index
Held to Maturity Securities: At December 31, 2022, the Company held $7.7 million of held to maturity securities, compared to $9.9 million at December 31, 2021.  For 2022, the average balance of held to maturity securities was $8.6 million, compared to $11.7 million in 2021.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds Sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities increased slightly from 3.71% in 2021 to 3.97% in 2022 due primarily to normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $435 thousand in 2021 to $343 thousand in 2022, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2022 was $7.6 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2022 there were $217 thousand of unrecognized losses and $90 thousand of unrecognized gains on securities in this portfolio.

Securities Gains: During 2022 and 2021, TrustCo did not recognize any net gains from securities transactions. During 2020, TrustCo recognized approximately $1.2 million from net gains from securities transactions.   There were no sales or transfers of held to maturity securities in 2022, 2021 or 2020.

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

Index
SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2022
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
Debt securities available for sale:	1 Year	5 Years	10 Years	10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$-	$124,123	$-	$-	$124,123
Fair Value	-	118,187	-	-	118,187
Weighted average yield	-%	2.61	-	-	2.61
State and political subdivisions
Amortized cost	$8	26	-	-	34
Fair Value	8	26	-	-	34
Weighted average yield	5.23%	5.27	-	-	5.26
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$28	136,576	154,827	-	291,431
Fair Value	28	125,376	134,912	-	260,316
Weighted average yield	1.70%	2.27	2.80	-	2.56
Corporate bonds
Amortized cost	$5,000	80,641	-	-	85,641
Fair Value	4,975	76,371	-	-	81,346
Weighted average yield	3.77%	2.37	-	-	2.45
Small Business Administration-guaranteed participation securities
Amortized cost	$23,115	-	-	-	23,115
Fair Value	20,977	-	-	-	20,977
Weighted average yield	2.12%	-	-	-	2.12
Other
Amortized cost	$36	650	-	-	686
Fair Value	36	617	-	-	653
Weighted average yield	0.01%	2.21	-	-	2.09
Total securities available for sale
Amortized cost	$28,187	$342,016	$154,827	$-	$525,030
Fair Value	$26,024	$320,577	$134,912	$-	$481,513
Weighted average yield	2.41%	2.41	2.80	-	2.53

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	$199	$2,886	$4,622	$7,707
Fair Value	-	193	2,697	4,690	7,580
Weighted average yield	-%	4.58	2.91	5.48	4.96%
Total held to maturity securities
Amortized cost	$-	$199	$2,886	$4,622	$7,707
Fair Value	$-	$193	$2,697	$4,690	$7,580
Weighted average yield	-%	4.58	2.91	5.48	4.96%

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and call dates of securities: Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates.  The level of calls in 2020 was higher than the 2021 and 2022 levels due to the significant reduction in interest rates in early 2020 as a result of the pandemic.  Given the current interest rate environment, the probability of future calls will depend on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2022.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2022 on each type/maturity grouping.

Index
SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:
(dollars in thousands)	As of December 31, 2022
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$5,044	$5,020	$187,466	$177,157
1 to 5 years	207,516	197,147	182,738	169,444
5 to 10 years	66,853	61,598	154,826	134,912
After 10 years	245,617	217,748	-	-
Total debt securities available for sale	$525,030	$481,513	$525,030	$481,513

Held to maturity securities:

(dollars in thousands)	As of December 31, 2022
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$-	$-	$16	$16
1 to 5 years	199	193	6,410	6,262
5 to 10 years	2,886	2,697	1,281	1,302
After 10 years	4,622	4,690	-	-
Total held to maturity securities	$7,707	$7,580	$7,707	$7,580

Federal Funds Sold and Other Short-term Investments

During 2022, the average balance of Federal Funds sold and other short-term investments was $969 million, a decrease from $1.1 billion in 2021.  The average rate earned on these assets was 1.47% in 2022 and 0.13% in 2021. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $607 million for 2022, compared to $1.2 billion at year-end 2021.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2022, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2023 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $5.3 billion in 2022, compared to approximately $5.2 billion in 2021, an increase of $114.1 million.  Changes in deposit categories (average balances 2022 versus 2021) included: demand deposits up $88.8 million, interest-bearing checking deposits up $55.6 million, savings up $155.6 million, money market up $6.6 million and time deposits down $192.5 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The balance in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

Index
MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2022	2021	Components of
				vs.	vs.	Total Funding
	2022	2021	2020	2021	2020	2022	2021	2020

Retail deposits
Demand deposits	$838,944	$750,111	$567,265	$88,833	$182,846	15.30%	13.8%	9.4%
Savings	1,553,016	1,397,432	1,191,532	155,584	205,900	28.30	25.8	24.8
Time deposits under $250 thousand	755,842	964,541	1,126,636	(208,698)	(162,095)	13.80	17.8	26.0
Interest bearing checking accounts	1,190,337	1,134,702	971,385	55,635	163,317	21.70	20.9	19.1
Money market deposits	745,714	739,139	662,107	6,575	77,032	13.60	13.6	12.2
Total retail deposits	5,083,853	4,985,925	4,518,925	97,929	467,000	92.70	91.9	91.5
Time deposits over $250 thousand	218,586	202,422	223,527	16,163	(21,105)	4.00	3.7	5.0
Short-term borrowings	177,599	232,815	180,065	(55,216)	52,750	3.30	4.4	3.5
Total purchased liabilities	396,185	435,237	403,592	(39,053)	31,645	7.30	8.1	8.5
Total sources of funding	$5,480,038	5,421,162	4,922,517	58,876	498,645	100.00%	100.0	100.0

Index
AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2022			2021			2020
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$4,551,281	$162,214	3.56%	$4,336,834	$159,168	3.67%	$4,163,399	$165,964	3.99%

Securities available for sale:
U.S. government sponsored enterprises	89,557	1,405	1.57	63,743	314	0.49	38,508	568	1.48
State and political subdivisions	41	3	6.66	48	3	6.56	111	9	7.82
Mortgage backed securities and collateralized mortgage obligations-residential	284,901	5,677	1.99	308,777	4,515	1.46	333,093	6,131	1.84
Corporate bonds	78,266	1,804	2.31	53,699	1,065	1.98	50,982	1,721	3.38
Small Business Administration- guaranteed participation securities	26,679	551	2.07	35,723	745	2.09	44,379	902	2.03
Other	686	9	1.31	685	20	2.92	686	23	3.35
Total securities available for sale	480,130	9,449	1.97	462,675	6,662	1.44	467,759	9,354	2.00
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	8,647	343	3.97	11,733	435	3.71	16,376	604	3.69
Total held to maturity securities	8,647	343	3.97	11,733	435	3.71	16,376	604	3.69
Federal Reserve Bank and Federal Home
Loan Bank stock	5,749	305	5.31	5,578	260	4.66	7,381	421	5.70
Federal funds sold and other short-term
investments	969,043	14,292	1.47	1,111,257	1,458	0.13	748,085	1,948	0.26
Total interest earning assets	6,014,850	186,603	3.10%	5,928,077	167,983	2.83%	5,403,000	178,291	3.30%
Allowance for loan losses	(46,124)			(49,421)			(47,330)
Cash and noninterest earning assets	190,278			196,825			197,966
Total assets	$6,159,004			$6,075,481			$5,553,636
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$1,190,337	190	0.02%	$1,134,702	178	0.02%	$971,385	148	0.02%
Savings	1,553,016	920	0.06	1,397,432	624	0.04	1,191,532	716	0.06
Time deposits and money markets	1,720,142	4,617	0.27	1,906,102	5,863	0.31	2,012,270	22,834	1.13
Total interest bearing deposits	4,463,495	5,727	0.13	4,438,236	6,665	0.15	4,175,187	23,698	0.57
Short-term borrowings	177,599	740	0.42	232,815	909	0.39	180,065	1,010	0.56
Total interest bearing liabilities	4,641,094	6,467	0.14%	4,671,051	7,574	0.16%	4,355,252	24,708	0.57%
Demand deposits	838,944			750,111			567,265
Other liabilities	81,880			74,396			77,487
Shareholders' equity	597,086			579,923			553,632
Total liabilities and shareholders' equity	$6,159,004			$6,075,481			$5,553,636
Net interest income		180,136			160,409			153,583
Taxable equivalent adjustment		(1)			(1)			(3)
Net interest income		$180,135			$160,408			$153,580
Net interest spread			2.96%			2.67%			2.73%
Net interest margin (net interest income
to total interest earnings assets)			2.99			2.71			2.84

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2022, 2021 and 2020.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $(22.0) million, $3.3 million, and $7.1 million in 2022, 2021, and 2020, respectively, of net unrealized gain (loss), net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized income (loss) has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

The overall cost of interest bearing deposits decreased slightly as a result of lower deposit rates during the first half of the year, however, during the second half of the year the Company began to raise rates in response to the rising interest rate environment.  The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations.  In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.  Given the current interest rate environment, the Company expects the cost of interest bearing deposits to increase in 2023.

Other funding sources: The Company had $177.6 million of average short‑term borrowings outstanding during 2022, compared to $232.8 million in 2021.  The decrease over the prior year is attributable to customer behavior and the products they choose.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.42% in 2022 and 0.39% in 2021.  This resulted in interest expense of approximately $740 thousand in 2022, compared to $909 thousand in 2021.

Index
AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2022	2021	2020	2019	2018
Individuals, partnerships and corporations	$5,262,996	$5,144,071	$4,700,635	$4,380,866	$4,184,850
States and political subdivisions	14,854	15,761	15,709	8,663	3,007
Other (certified and official checks, etc.)	24,589	28,515	26,108	19,531	18,720
Total average deposits by type of depositor	$5,302,439	$5,188,347	$4,742,452	$4,409,060	$4,206,577

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT
(dollars in thousands)
As of December 31, 2022

Under 3 months	$28,788
3 to 6 months	50,154
6 to 12 months	77,335
Over 12 months	93,748

Total	$250,025

As of December 31, 2022 and 2021, approximately $968.6 million and $705.5 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2022 vs. 2021			2021 vs. 2020
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):
Federal funds sold and other short-term
investments	$12,834	$(211)	$13,045	$(490)	$714	$(1,204)
Securities available for sale:
Taxable	2,787	157	2,630	(2,686)	(266)	(2,420)
Tax-exempt	-	0	(0)	(6)	(5)	(1)
Total securities available for sale	2,787	157	2,630	(2,692)	(271)	(2,421)
Held to maturity securities (taxable)	(92)	(121)	29	(169)	(172)	3
Federal Reserve Bank and Federal Home
Loan Bank stock	45	8	37	(161)	(92)	(69)
Loans, net	3,046	7,572	(4,526)	(6,796)	6,391	(13,187)
Total interest income	18,620	7,405	11,215	(10,308)	6,570	(16,878)

Interest expense:
Interest bearing checking accounts	12	9	3	30	26	4
Savings	296	76	220	(92)	111	(203)
Time deposits and money markets	(1,246)	(747)	(499)	(16,971)	(2,061)	(14,910)
Short-term borrowings	(169)	(227)	58	(101)	251	(352)
Total interest expense	(1,107)	(889)	(218)	(17,134)	(1,673)	(15,461)
Net interest income (TE)	$19,727	$8,294	$11,433	$6,826	$8,243	$(1,417)

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

As of December 31, 2022, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2022 and 2021, Trustco Bank met the definition of “well-capitalized.”

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

The Company’s dividend payout ratio was 35.86% of net income in 2022 and 42.95% of net income in 2021. The Company executed a 1 for 5 reverse stock split on May 28, 2021.  The per-share dividend paid was $1.41 in 2022 and $1.37 in 2021, adjusted for the reverse split.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo’s consolidated Tier 1 risk-based capital was 18.93% of risk-adjusted assets at December 31, 2022, and 19.54% of risk‑adjusted assets at December 31, 2021.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2022 was 10.39%, as compared to 9.61% at year-end 2021.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 6,987 participants.  During 2022, $2.2 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On June 7, 2019 the Company’s Board of Directors authorized a share repurchase program of up to 1,000,000 shares.  During the three months ended March 31, 2020, the Company repurchased a total of 489 thousand shares at an average price per share of $7.11 for a total of $3.5 million under its Board authorized share repurchase program.  The shares purchased as of March 31, 2020 represented 0.51% of our common shares outstanding.  On April 16, 2020 the Company announced that it had suspended its share repurchase program.  On February 18, 2021 the Company’s Board of Directors authorized another share repurchase program of up to 2,000,000 shares and was adjusted to 400,000 shares as a result of the approval of the Reverse Stock Split, and represented approximately 2% of its then currently outstanding common stock.  During the year ended December 31, 2021, the Company repurchased a total of 70 thousand shares at an average price per share of $32.82, for a total of $2.3 million under its Board authorized share repurchase program.  On March 9, 2022 the Company’s Board of Directors authorized another share repurchase program of up to 200,000 shares, or approximately 1% of its then currently outstanding common stock.  During the year ended December 31, 2022, the Company repurchased a total of 200,000 shares at an average price per share of $33.44, for a total of $6.7 million, under its Board authorized share repurchase program.

Index
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

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company.  In addition, the Company utilizes an independent loan review function to evaluate management’s loan grading of non-homogeneous loans.  Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio.  As a result of management’s ongoing reviews of the loan portfolio, loans are placed in non-accrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent.  Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2022, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2022 and 2021 totaled $19.6 million and $19.1 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.37% in 2022 and 0.42% in 2021.  As of December 31, 2022 and 2021, there were $7.6 million and $6.5 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2022, nonperforming loans included a mix of commercial and residential loans.  Of the total non-accrual loans of $17.5 million, $16.9 were residential real estate loans and $533 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions generally improved as compared to the prior year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2022, 68.0% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 32.0% of the loan portfolio are Florida loans.  At December 31, 2022, 13.1% of nonperforming loans were in Florida and 86.9% were in the Company’s New York area markets.  At December 31, 2022 nonperforming Florida loans amounted to $2.3 million compared to $2.0 million at December 31, 2021.

(dollars in thousands)	As of December 31,
	2022		2021		2020		2019		2018
Loans in non-accrual status	$17,483		$18,739		$21,061		$20,840		$24,952
Restructured retail loans	10		17		23		29		34
Total nonperforming loans	17,493		18,756		21,084		20,869		24,986
Foreclosed real estate	2,061		362		541		1,579		1,676
Total nonperforming assets	$19,554		$19,118		$21,625		$22,448		$26,662
Allowance for credit losses on loans	$46,032		$44,267		$49,595		$44,317		$44,766
Allowance coverage of nonperforming loans	2.63	x	2.36	x	2.35	x	2.12	x	1.79	x
Allowance for credit losses on loans to nonaccrual loans	2.63	x	2.36	x	2.35	x	2.13	x	1.79	x
Nonperforming loans as a % of total loans	0.37%		0.42%		0.50%		0.51%		0.64%
Nonperforming assets as a % of total assets	0.33%		0.31%		0.37%		0.43%		0.54%
Non-accrual loans to total loans outstanding	0.00%		0.00%		0.00%		0.01%		0.01%

Index
TrustCo has identified nonaccrual commercial and commercial real estate loans, all loans restructured under a TDR, and residential non-accrual loans over 180 days past due as individually evaluated loans.

There were $646 thousand and $232 thousand of commercial loans classified as individually evaluated as of December 31, 2022 and 2021, respectively.  In addition, there were $25.0 million and $18.3 million of residential TDRs individually evaluated at December 31, 2022 and 2021, respectively.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2022, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  None of these loans involve more than normal risk of collectability or present other unfavorable features.

At year-end 2022 and 2021 there were $2.1 million and $362 thousand of foreclosed real estate, respectively.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Credit Losses on Loans

On January 1, 2022, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses" (referred to as “CECL” and as Accounting Standards Codification Topic 326 (“ASC 326”)). Under this standard, allowances have been established for loans and commitments to lend. The allowance for credit losses on loans (“ACLL”) replaces the previous allowance for loan losses (“ALL”). Upon adoption of CECL, the ACLL increased by $2.4 million to $46.6 million from $44.2 at December 31, 2021 under the ALL.  The allowance for credit losses on unfunded commitments (“ACLUC’) increased from $18 thousand to $2.4 million and is recorded in accrued expenses and other liabilities. The Company recorded a net decrease to undivided profits of $3.5 million, net of $1.2 million in deferred tax balances as of January 1, 2022 for the cumulative effect of adopting CECL.

For the year ended December 31, 2022, the Company recorded a credit to the provision for credit losses of $341 thousand, which includes a credit to the provision for credit losses on loans of $900 thousand as a result of improving unemployment, housing price forecasts and a sustained low level of NPL’s and charge-offs, and a provision for credit losses on unfunded commitments of $659 thousand as a result of a corresponding increase in unfunded commitments.

During 2022, the FOMC increased the target federal funds rate on six occasions totaling 4.25 basis points. Rising inflation weighs on consumers’ purchasing power by slowing spending and driving monetary tightening. Inflation has reached a forty-year high, and labor and supply chain challenges have been heightened by the global impacts of the Russian invasion of Ukraine. Management has taken into consideration the possible effects of these changes qualitatively within the CECL ACLL and ALCUC.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the stagflation forecast for both January 1, 2022 and December 31, 2022 for economic modeling.

The following changes in forecasts from January 1, 2022 to December 31, 2022 impacted the reserves:

•	unemployment rates increasing 1% for both New York and Florida,
•	an increase in consumer price indices (“CPI”) of 7% for New York and 9% for Florida,
•	a decrease in Gross Metro Product (“GMP”) of 0.1% for New York,
•	an increase in Gross Metro Product (“GMP”) of 3.6% for Florida,
•	a decrease in the housing price index of 3% for New York and an increase of 11% for Florida.

See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.

Index
The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans recovered in 2022 and 2021 were $322 thousand and $122 thousand, respectively.  The increase in net recoveries was primarily the result of lower gross charge offs in the New York residential segment of the portfolio, partially offset by less recoveries in New York for all segments.   New York commercial, residential, and installment gross recoveries were down $28 thousand, $14 thousand, and $47 thousand, respectively, from 2022 to 2021. Total gross charge-offs in 2022 were $152 thousand versus $430 thousand in 2021.  There were no Florida commercial charge-offs in either 2022 or 2021, and New York commercial charge-offs increased $10 thousand from 2022 to 2021.  Residential gross charge-offs were down $316 thousand from 2022 to 2021 and gross installment charge‑offs increased $28 thousand from 2022 to 2021.  The changes in gross and net charge-offs in these categories reflected economic and market changes.  As mentioned above, the Company adopted CECL on January 1, 2022, which resulted in a credit in 2022 of $900 thousand to the provision for credit losses on loans primarily as a result of improving unemployment and housing price forecasts.   The $5.5 million credit to the provision for loan losses in 2021, under the incurred loss method, was primarily driven by improvements in asset quality trends and economic conditions, as well as adjustments to the pandemic specific provision made in 2020.  The allowance for credit losses on loans decreased from $46.6 million at the CECL adoption date of January 1, 2022, or 1.05% of total loans at that date, to $46.0 million at December 31, 2022, or 0.97% of total loans at that date.

Conditions in most of the Bank’s market areas are stabilizing or improving as compared to 2022 however, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for loan losses.

Index
SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2022	2021	2020	2019	2018
Amount of loans outstanding at end of year (less unearned income)	$4,733,201	$4,438,779	$4,244,470	$4,062,196	$3,874,096
Average loans outstanding during year (less average unearned income)	4,551,281	4,336,834	4,163,399	3,926,199	3,746,082
Balance of allowance at beginning of year	44,267	49,595	44,317	44,766	44,170
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	2,353	-	-	-	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	46,620	49,595	44,317	44,766	44,170

Loans charged off:
Commercial and commercial real estate	40	30	36	20	100
Real estate mortgage - 1 to 4 family	24	340	404	974	846
Installment	88	60	221	213	257
Total	152	430	661	1,207	1,203
Recoveries of loans previously charged off:
Commercial and commercial real estate	4	32	10	46	10
Real estate mortgage - 1 to 4 family	450	466	317	532	351
Installment	10	54	12	21	38
Total	464	552	339	599	399
Net loan (recoveries) chargeoffs	(312)	(122)	322	608	804
Provision for credit losses on loans	(900)	(5,450)	5,600	159	1,400
Balance of allowance at end of year	$46,032	$44,267	$49,595	$44,317	$44,766

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	(0.01)%	0.00%	0.01%	0.02%	0.02

Allowance as a percent of loans outstanding at end of year	0.97	1.00	1.17	1.09	1.16

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

	For the Years Ended December 31,
(dollars in thousands)	2022			2021			2020
			Net charge-			Net charge-			Net charge-
			offs as a			offs as a			offs as a
	Net	Average	percent of	Net	Average	percent of	Net	Average	percent of
	charge-offs	loans	average loans	charge-offs	loans	average loans	charge-offs	loans	average loans
	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding

Commercial	$36	$206,144	0.02%	$(2)	$210,145	0.00%	$26	$219,328	0.01%
Real estate mortgage - 1 to 4 family	(426)	4,335,288	-0.01%	(126)	4,117,964	0.00%	87	3,934,119	0.00%
Installment	78	9,849	0.79%	6	8,725	0.07%	209	9,952	2.10%
Total net (recoveries) chargeoffs	$(312)	$4,551,281	-0.01%	$(122)	$4,336,834	0.00%	$322	$4,163,399	0.01%

Our loan portfolio experienced an annualized net charge-off rate of (0.01)% for the year ended December 31, 2022, a decrease of one basis point from the 0.00% rate for the year ended December 31, 2021.

Index
Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of		As of
	December 31, 2022		December 31, 2021
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$2,343	4.41%	$2,942	4.08%
Real estate - construction	385	0.77%	375	0.84%
Real estate mortgage - 1 to 4 family	38,859	88.51%	37,650	89.67%
Home equity lines of credit	4,280	6.05%	2,857	5.20%
Installment Loans	165	0.26%	443	0.21%
	$46,032	100.00%	$44,267	100.00%

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

Using this model, the fair values of capital projections as of December 31, 2022 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2022.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100, 200, 300 and 400 basis points (BP) or to decrease by 100, 200 and 300 basis points.

Index
(dollars in thousands)	December 31, 2022
			1 to 12 Months		13 to 24 Months
Change in	$ Amount	% Change	$ Amount	% Change	$ Amount	% Change
Interest Rates	of EVE	in EVE	of NII	In NII	of NII	In NII

+400 BP	1,428,613	-17.2%	174,432	-9.7%	178,258	-10.2%
+300 BP	1,473,359	-14.6%	178,561	-7.6%	181,724	-8.4%
+200 BP	1,578,927	-8.5%	194,154	0.5%	196,646	-0.9%
+100 BP	1,687,831	-2.2%	194,334	0.6%	199,473	0.5%
Current rates	1,725,968	0.0%	193,159	0.0%	198,496	0.0%
-100 BP	1,686,243	-2.3%	189,936	-1.7%	193,224	-2.7%
-200 BP	1,559,345	-9.7%	181,248	-6.2%	180,187	-9.2%
-300 BP	1,388,557	-19.5%	173,269	-10.3%	169,390	-14.7%

At December 31, 2022, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.39%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 31.10% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.39% at December 31, 2022, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2022.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

Index
INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2022
	Repricing in:
	Less than 1	1-5	Over 5	Rate
	year	years	years	Insensitive	Total
Total assets	$1,511,604	2,438,339	1,882,483	167,626	6,000,052
Cumulative total assets	$1,511,604	3,949,943	5,832,426	6,000,052
Total liabilities and shareholders' equity	$1,648,816	145,459	3,520,617	685,160	6,000,052
Cumulative total liabilities and shareholders' equity	$1,648,816	1,794,275	5,314,892	6,000,052

Cumulative interest sensitivity gap	$(137,212)	2,155,668	517,534
Cumulative gap as a % of interest earning assets for the period	(9.1%)	54.6%	8.9%
Cumulative interest sensitive assets to liabilities	91.7%	220.1%	109.7%

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

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See “Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities” in our Annual Report on Form 10-K for the year ended December 31, 2022.

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

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $5.08 billion in 2022 and $4.99 billion in 2021.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2022, the average balance of purchased liabilities was $396.2 million, compared with $435.2 million in 2021.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The decrease in borrowed funds is wholly the result of customers’ behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

Index
The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2022 there were no outstanding balances associated with this line of credit.  In addition, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Management believes that the Company’s overall liquidity position remains strong.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  At December 31, 2022 and 2021, TrustCo’s loan to deposit ratio was 91.2% and 84.3%, respectively, while the median peer group of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence financial with assets between $2 billion and $10 billion had ratios of 89.3% and 78.2%, respectively.  In addition, at December 31, 2022 and 2021, the Company had cash and cash equivalents totaling $650.6 million and $1.2 billion, respectively, as well as unpledged securities available for sale with a fair value of $310.1 million and $124.5 million, respectively.  The Federal Reserve raised the Federal Funds rate again in February 2023, and it is our expectation that there will be further Federal Funds rate increases throughout 2023, which will more than likely put additional pressure on deposit rates during 2023.  Management believes that the Company currently has strong liquidity and historical trends and that it has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.

The Company is contractually obligated to make the following payments on leases as of December 31, 2022:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$8,310	$15,997	$12,361	$19,260	$55,928

In addition, the Company is contractually obligated to pay data processing vendors approximately $9 million to $10 million per year through 2025.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $1.9 million per year through 2032.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $4.9 million and $7.0 million, respectively, as of December 31, 2022 and 2021. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2022 and 2021, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $535.4 million and $469.7 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.3 million at both December 31, 2022 and 2021, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2022 and 2021 was insignificant.

Index
Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated income statement.  The impact of the adoption of CECL was an additional liability of $2.3 million, and for the year ended December 31, 2022, the Company recorded a provision for credit losses of $559 thousand. As of December 31, 2022 the allowance for unfunded commitments was $2.9 million.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $19.3 million in 2022, $17.9 million in 2021 and $17.2 million in 2020.  There was no net gain or loss on securities transactions in 2022 and 2021.  There was $1.2 million from net gain on securities transactions in 2020.  Fees for services to customers was up $1.1 million in 2022 compared to 2021 primarily as a result of increased interchange fees.  The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees as well as types of fees where appropriate.  The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was up $496 thousand in 2022 compared to 2021 primarily as a result of a gain on the sale of fixed assets.

Trustco Financial Services contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $7.0 million in 2022, $7.4 million in 2021 and $6.3 million in 2020.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Financial Services.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Financial Services are not included on the Company’s Consolidated Financial Statements because Trustco Financial Services holds these assets in a fiduciary capacity.  At December 31, 2022, 2021 and 2020, fair value of assets under management by the Trustco Financial Services were approximately $918 million, $1.1 billion and $996.7 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.  The decline in income is due to the market value decline offset by fees for other services.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2022 vs. 2021
	2022	2021	2020	Amount	Percent

Trustco Financial Services income	$7,037	$7,358	$6,279	$(321)	(4.4)%
Fees for services to customers	10,947	9,799	8,779	1,148	11.7
Net gain on securities transactions	-	-	1,155	-	-
Other	1,276	780	957	496	63.6
Total noninterest income	$19,260	$17,937	$17,170	$1,323	7.4%

Noninterest expense: Noninterest expense was $100.3 million in 2022, $101.7 million in 2021, and $95.7 million in 2020.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 56.3% for 2022.  TrustCo’s efficiency ratio was 50.2% in 2022, 56.9% in 2021 and 56.4% in 2020.  In 2020 the ratio excludes net gain on securities transactions.  Other real estate owned expense or income is also excluded from this calculation for all periods presented.

Index
NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2022 vs. 2021
	2022	2021	2020	Amount	Percent

Salaries and employee benefits	$45,904	$48,721	$45,647	$(2,817)	(5.8)%
Net occupancy expense	17,527	17,742	17,519	(215)	(1.2)
Equipment expense	6,487	6,617	6,636	(130)	(2.0)
Professional services	5,577	6,108	5,618	(531)	(8.7)
Outsourced services	9,210	8,384	7,750	826	9.9
Advertising expense	2,046	1,975	1,921	71	3.6
FDIC and other insurance	3,159	3,010	2,220	149	5.0
Other real estate expense (income), net	310	183	92	127	69.4
Other	10,099	8,922	8,301	1,177	13.2
Total noninterest expense	$100,319	$101,662	$95,704	$(1,343)	(1.3)%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2022, these expenses amounted to $45.9 million, compared with $48.7 million in 2021 and $45.6 million in 2020.  The decrease in salaries and benefits in 2022 was primarily as a result of a $2 million favorable true-up to the incentive compensation accrual upon payout in the first quarter of 2022, as well as decreases in various other employee benefit plan expenses.  Full time equivalent headcount decreased from 759 as of December 31, 2021 to 750 as of December 31, 2022.  The decrease in headcount as compared to the prior year was not due to any impact on the labor market.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net occupancy expense decreased $215 thousand during 2022 compared to 2021 primarily as a result of a decrease in building maintenance expenses.

Professional services expense was $5.6 million in both 2022 and 2020, and was higher in 2021 at $6.1 million primarily as a result of expenses associated with the reverse stock split.

Outsourced services expense increased $826 thousand during 2022 compared to 2021 primarily as a result of additional services being utilized from our providers.

FDIC and other insurance expense was $3.2 million in 2022, $3.0 million in 2021 and $2.2 million in 2020.  The increase in 2022 and 2021 as compared to 2020 was primarily due to FDIC credits received in 2020 and 2019 as a result of the FDIC reaching the Deposit Reserve Fund reserve ratio.  These credits expired after 2020.

Other real estate expense was $310 thousand in 2022 and $183 thousand in 2021, compared to other real estate expense of $92 thousand in 2020. Included in ORE expense, net during 2022, 2021 and 2020 were write downs of properties included in ORE totaling $68 thousand, $121 thousand and $120 thousand, respectively. Additionally, included in ORE expense, net during 2022, 2021 and 2020 were gains on sale of $122 thousand, $216 thousand and $347 thousand, respectively.

Other noninterest expense was $10.1 million in 2022 compared to $8.9 million in 2021 and $8.3 million in 2020.  The increase in 2022 as compared to 2021 was primarily as a result of debit card conversion related expenses, including customer disputes, charges, losses, and collection expenses.

Income Tax

TrustCo recognized income tax expense of $24.2 million, $20.6 million and $17.0 million in 2022, 2021 and 2020, respectively.  The effective tax rates were 24.3% in 2022, 25.1% in 2021, and 24.5% in 2020.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2022, 2021 and 2020 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the cost of operations.

Index
Nearly all assets and liabilities of the Company are monetary.  As a result, changes in interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, income taxes and related disclosures. On an ongoing basis, the Company evaluates its estimates and assumptions. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Management considers the accounting policy relating to the allowance for credit losses on loans to be a critical accounting policy given the measurement uncertainty and subjective judgment necessary in evaluating the levels of the allowance required to cover the life time losses in the loan portfolio and the material effect that such judgments can have on the results of operations.  Included in Note 1 to the Consolidated Financial Statements contained in this Annual Report to Shareholders is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality.  The allowance is maintained at an amount we believe is our best estimate of life time expected losses in our loan portfolio, and fluctuations in the provision for credit losses may result from management’s assessment of the adequacy of the allowance. The allowance is made up of a quantitative calculation with an overlay for qualitative factors and reasonable and supportable forecast. The majority of the allowance for credit losses is determined using qualitative factors. The determination of qualitative factors inherently involves significant judgement and subjective measurement being applied by management.

Significant assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. During 2022 and as of December 31, 2022, management utilized stagflation scenario with 100% weighting. Hypothetically, had management utilized the Moody’s most likely scenario, Baseline scenario, the impact of the allowance would be a reduction of $2 million.  For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 11.5% as of December 31, 2022. Hypothetically, if the prepayment assumption would be increased to 15%, the impact of the allowance would be a decrease of $1.8 million. Hypothetically, if the prepayment assumption would be decreased to 8%, the impact of the allowance would be an increase of $2.2 million. Changes in these judgments and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity, or results of operations.

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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

•	changes in interest rates, including recent and possible future increases fueled by inflation, may significantly impact our financial condition and results of operations;

•	inflationary pressures and rising prices may affect our results of operations and financial condition;

Index
•	exposure to credit risk in our lending activities;

•	the allowance for credit losses on loans (“ACLL”) is not sufficient to cover actual loan losses, resulting in a decrease in earnings;

•	our inability to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities;

•	we are subject to claims and litigation pertaining to fiduciary responsibility and lender liability;

•	our dependency upon the services of the management team;

•	our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

•
if the business continuity and disaster recovery plans that we have in place are not adequate to continue our operations in the event of a disaster, the business disruption can adversely impact its operations;

•	our risk management framework may not be effective in mitigating risk and loss;

•	a prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our operations and financial results;

•
instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition;

•	the COVID-19 pandemic could continue to have an adverse effect on our business;

•	the soundness of other financial institutions could adversely affect us;

•	the trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings;

•	regulatory capital rules could slow our growth, cause us to seek to raise additional capital, or both;

•	changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income;

•	non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

•
changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, results of operations or cash flows;

•	our ability to pay dividends is subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock;

•	we may be subject to a higher effective tax rate if Trustco Realty Corp. (“Trustco Realty”) fails to qualify as a real estate investment trust (“REIT”);

•	changes in accounting standards could impact reported earnings;

•	strong competition within the Bank’s market areas could hurt profits and slow growth;

•	consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

•	our business could be adversely affected by third-party service providers, data breaches, and cyber-attacks;

•
a failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt our businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm;

•	unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business;

Index
•	we could suffer a material adverse impact from interruptions in the effective operation of, or security breaches affecting, our computer systems;

•	new lines of business or new products and services may subject us to additional risks;

•	provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock;

•	we cannot guarantee that the allocation of capital to various alternatives, including stock repurchase plans, will enhance long-term stockholder value;

•	we are exposed to climate risk;

•	societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers; and,

•	other risks and uncertainties included under “Risk Factors” in our Form 10-K for the year ended December 31, 2022.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2022					2021
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$41,290	$44,187	$49,041	$52,084	$186,602	$42,495	$42,055	$41,662	$41,770	$167,982
Interest expense	1,194	1,127	1,248	2,898	6,467	2,388	1,933	1,775	1,478	7,574
Net interest income	40,096	43,060	47,793	49,186	180,135	40,107	40,122	39,887	40,292	160,408
(Credit) Provision for loan losses	(200)	(491)	300	50	(341)	350	-	(2,800)	(3,000)	(5,450)
Net interest income after provison for loan losses	40,296	43,551	47,493	49,136	180,476	39,757	40,122	42,687	43,292	165,858

Noninterest income	5,183	4,916	4,386	4,775	19,260	4,428	4,688	4,295	4,526	17,937
Noninterest expense	22,765	25,005	26,144	26,405	100,319	25,335	25,440	24,697	26,190	101,662
Income before income taxes	22,714	23,462	25,735	27,506	99,417	18,850	19,370	22,285	21,628	82,133
Income tax expense	5,625	5,591	6,371	6,596	24,183	4,767	4,937	5,523	5,387	20,614
Net income	$17,089	$17,871	$19,364	$20,910	$75,234	$14,083	$14,433	$16,762	$16,241	$61,519
Per share data:
Basic earnings (1)	$0.890	$0.933	$1.013	$1.100	$3.933	$0.730	$0.748	$0.871	$0.845	$3.194
Diluted earnings (1)	0.890	0.933	1.013	1.100	3.932	0.730	0.748	0.871	0.845	3.194
Cash dividends declared (1)	0.3500	0.3500	0.3500	0.3600	1.4100	0.3406	0.3406	0.3406	0.3500	1.3719

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Non-GAAP Financial Measures Reconciliation

The Securities and Exchange Commission (“SEC”) has adopted certain rules with respect to the use of “non-GAAP financial measures” by companies with a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as TrustCo. Under the SEC’s rules, companies making disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the company’s reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. Certain of the financial measures used in this report, such as taxable equivalent net interest income and net interest margin, and efficiency ratio, are determined by methods other than in accordance with GAAP.

Index
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

The Efficiency Ratio: Financial institutions often use an “efficiency ratio” as a measure of expense control.  The efficiency ratio typically is defined as noninterest expense divided by the sum of taxable equivalent net interest income and noninterest income.  As in the case of net interest income, generally, net interest income as utilized in calculating the efficiency ratio is typically expressed on a taxable equivalent basis.  Moreover, many financial institutions, in calculating the efficiency ratio, also adjust both noninterest expense and noninterest income to exclude from these items (as calculated under GAAP) certain component elements, such as other real estate expense (deducted from noninterest expense) and securities transactions (excluded from noninterest income).  We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, as adjusted, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, as adjusted, as stated in the table below.  We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue. Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

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

A reconciliation of the non-GAAP measures of taxable equivalent net interest margin and efficiency ratio to the most directly comparable GAAP financial measures is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)
	Years ended
	12/31/22	12/31/21	12/31/20	12/31/19	12/31/18
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$180,135	$160,408	$153,580	$155,807	$160,686
Taxable Equivalent Adjustment	1	1	3	5	12
Net interest income (Taxable Equivalent) (Non-GAAP)	$180,136	$160,409	$153,583	$155,812	$160,698

Total Interest Earning Assets	6,014,850	5,928,077	5,403,000	5,023,914	4,822,577

Net Interest Margin (GAAP)	2.99%	2.71%	2.84%	3.10%	3.33%
Taxable Equivalent Net Interest Margin (Non-GAAP)	2.99%	2.71%	2.84%	3.10%	3.33%

	Years ended
	12/31/22	12/31/21	12/31/20	12/31/19	12/31/18
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	$180,136	$160,409	$153,583	$155,812	$160,698
Non-interest income (GAAP)	19,260	17,937	17,170	18,591	18,081
Less: Net gain on securities	-	-	1,155	-	-
Less: Net gain on sale of building and net gain on sale of nonperforming loans	268	-	-	-	-
Revenue used for efficiency ratio (Non-GAAP)	$199,128	$178,346	$169,598	$174,403	$178,779

Total Noninterest expense (GAAP)	$100,319	$101,662	$95,704	$97,730	$97,713
Less: Other real estate (income) expense, net	310	183	92	(166)	1,231
Expenses used for efficiency ratio (Non-GAAP)	$100,009	$101,479	$95,612	$97,896	$96,482

Efficiency Ratio	50.22%	56.90%	56.38%	56.13%	53.97%

Index
Glossary of Terms

Allowance for Credit Losses on Loans:

A balance sheet account which represents management’s estimate of expected credit losses in the loan portfolio. The provision for credit losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding (including participating securities) during the period.

Cash Dividends Per Share:

Total cash dividends for each share outstanding on the record dates.

Common equity tier 1 capital ratio

Common equity Tier 1 capital to risk weighted assets

Comprehensive Income (Loss):

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

Index
Glossary of Terms (continued)

Individually Evaluated Loans:

Loans that no longer match the risk profile of the pool are individually assessed for credit losses. Non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as troubled debt restructuring (“TDR”) are individually assessed.

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

Net Loans Charged Off:

Reductions to the allowance for credit losses on loans written off as losses, net of the recovery of loans previously charged off.

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

Index
Management’s Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)).  TrustCo’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2022.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2022, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2022 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 1, 2023

Index

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Trustco Bank Corp NY (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on Internal Control – Integrated Framework: (2013) issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2022 due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles.

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

Index
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

Allowance for Credit Losses – Qualitative Factors

The Company adopted ASC 326 (“CECL”) on January 1, 2022, as described in Note 1 and referred to in the change in accounting principle explanatory paragraph above. The estimates of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors and for reasonable and supportable forecast.

The determination of qualitative factors involves significant professional judgment and the use of subjective measurement by management. Evaluating management’s judgments in their determination of these qualitative factors required a high degree of auditor effort and judgment. Therefore, we considered the collective nature of the qualitative factors to be a critical audit matter due to: the subjective nature of the qualitative factors, the resulting measurement uncertainty, and the significance of the portion of the allowance for credit losses determined through qualitative factors.

Index
The primary procedures we performed to address this critical audit matter included:

•
Testing of design and operating effectiveness of management’s internal controls over the (i) reasonableness of significant assumptions used in the development of the qualitative factors; (ii) relevance and reliability of the data used in the determination of the qualitative factors and (iii) mathematical accuracy.

•
Testing management’s process related to the evaluation of qualitative factors. Procedures included (i) testing the relevance and reliability of significant data; (ii) evaluating the reasonableness of significant assumptions; and (iii) evaluating the overall reasonableness of the allowance for credit losses.

/s/ Crowe LLP

We have served as the Company’s auditor since 2009.

New York, New York
March 1, 2023

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2022	2021	2020

Interest and dividend income:
Interest and fees on loans	$162,214	$159,168	$165,964
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	1,405	314	568
State and political subdivisions	2	2	6
Mortgage-backed securities and collateralized mortgage obligations-residential	5,677	4,515	6,131
Corporate bonds	1,804	1,065	1,721
Small Business Administration-guaranteed participation securities	551	745	902
Other	9	20	23
Total interest and dividends on securities available for sale	9,448	6,661	9,351

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	343	435	604
Total interest on held to maturity securities	343	435	604

Federal Reserve Bank and Federal Home Loan Bank stock	305	260	421
Interest on federal funds sold and other short-term investments	14,292	1,458	1,948
Total interest and dividend income	186,602	167,982	178,288

Interest expense:
Interest on deposits	5,727	6,665	23,698
Interest on short-term borrowings	740	909	1,010
Total interest expense	6,467	7,574	24,708

Net interest income	180,135	160,408	153,580
(Credit) Provision for credit losses	(341)	(5,450)	5,600
Net interest income after (credit) provision for credit losses	180,476	165,858	147,980

Noninterest income:
Trustco Financial Services income	7,037	7,358	6,279
Fees for services to customers	10,947	9,799	8,779
Net gain on securities transactions	-	-	1,155
Other	1,276	780	957
Total noninterest income	19,260	17,937	17,170

Noninterest expense:
Salaries and employee benefits	45,904	48,721	45,647
Net occupancy expense	17,527	17,742	17,519
Equipment expense	6,487	6,617	6,636
Professional services	5,577	6,108	5,618
Outsourced services	9,210	8,384	7,750
Advertising expense	2,046	1,975	1,921
FDIC and other insurance expense	3,159	3,010	2,220
Other real estate expense, net	310	183	92
Other	10,099	8,922	8,301
Total noninterest expense	100,319	101,662	95,704

Income before income taxes	99,417	82,133	69,446
Income taxes	24,183	20,614	16,994
Net income	$75,234	$61,519	$52,452

Earnings per share (1):
Basic	$3.93	$3.19	$2.72
Diluted	$3.93	$3.19	$2.72

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,
	2022	2021	2020

Net income	$75,234	$61,519	$52,452

Net unrealized holding (loss) gain on securities available for sale	(43,513)	(9,715)	10,475
Reclassification adjustments for net gain recognized in income	-	-	(1,155)
Tax effect	11,268	2,503	(2,420)
Net unrealized (loss) gain on securities available for sale, net of tax	(32,245)	(7,212)	6,900

Change in overfunded position in pension and postretirement plans arising during the year	(8,266)	10,297	1,681
Tax effect	2,148	(2,675)	(437)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	(6,118)	7,622	1,244

Amortization of net actuarial gain	(1,008)	(674)	(708)
Amortization of prior service (credit) cost	(313)	405	(196)
Tax effect	343	70	235
Amortization of net actuarial gain and prior service (credit) cost on pension and postretirement plans, net of tax	(978)	(199)	(669)

Other comprehensive (loss) income, net of tax	(39,341)	211	7,475
Comprehensive income	$35,893	$61,730	$59,927

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2022	2021
ASSETS

Cash and due from banks	$43,429	$48,357
Federal funds sold and other short term investments	607,170	1,171,113
Total cash and cash equivalents	650,599	1,219,470
Securities available for sale	481,513	407,713
Held to maturity securities ($7,580 and $10,695 fair value at December 31, 2022 and 2021, respectively)	7,707	9,923
Federal Home Loan Bank stock	5,797	5,604
Loans, net of deferred net costs	4,733,201	4,438,779
Less: Allowance for credit loss on loans	46,032	44,267
Net loans	4,687,169	4,394,512
Bank premises and equipment, net	32,556	33,027
Operating lease right-of-use assets	44,727	48,090
Other assets	89,984	78,207

Total assets	$6,000,052	$6,196,546

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$838,147	$794,878
Savings accounts	1,521,473	1,504,554
Interest-bearing checking	1,183,321	1,191,304
Money market deposit accounts	621,106	782,079
Time accounts	1,028,763	995,314
Total deposits	5,192,810	5,268,129
Short-term borrowings	122,700	244,686
Operating lease liabilities	48,980	52,720
Accrued expenses and other liabilities	35,575	29,883

Total liabilities	5,400,065	5,595,418

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:

Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,058,142 and 20,045,684 shares issued and 19,024,433 and 19,219,989 shares outstanding at December 31, 2022 and 2021, respectively	20,058	20,046
Surplus	257,078	256,661
Undivided profits	393,831	349,056
Accumulated other comprehensive (loss) income, net of tax	(27,194)	12,147
Treasury stock: 1,033,709 and 825,695 shares, at cost, at December 31, 2022 and 2021, respectively	(43,786)	(36,782)

Total shareholders’ equity	599,987	601,128

Total liabilities and shareholders’ equity	$6,000,052	$6,196,546

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2020 (1)	$20,041	$256,591	$288,067	$4,461	$(30,903)	$538,257
Net income	-	-	52,452	-	-	52,452
Change in other comprehensive income (loss), net of tax	-	-	-	7,475	-	7,475
Cash dividend declared, $1.3625 per share (1)	-	-	(26,545)	-	-	(26,545)
Purchase of treasury stock (97,800 shares) (2)	-	-	-	-	(3,493)	(3,493)
Stock based compensation expense	-	15	-	-	-	15
Ending balance, December 31, 2020	$20,041	$256,606	$313,974	$11,936	$(34,396)	$568,161

Net income	-	-	61,519	-	-	61,519
Change in other comprehensive income (loss), net of tax	-	-	-	211	-	211
Cash used to settle fractional shares in the Reverse Stock Split	(5)	(195)	-	-	-	(200)
Stock options exercises (9,923 shares issued) (2)	10	250	-	-	-	260
Cash dividend declared, $1.3719 per share (1)	-	-	(26,437)	-	-	(26,437)
Purchase of treasury stock (71,260 shares) (2)	-	-	-	-	(2,386)	(2,386)
Ending balance, December 31, 2021	$20,046	$256,661	$349,056	$12,147	$(36,782)	$601,128

Cumulative impact of adoption of ASU 2016-13			(3,470)			(3,470)
Balance, January 1, 2022 as adjusted for impact of adoption of ASU 2016-13	$20,046	$256,661	$345,586	$12,147	$(36,782)	$597,658
Net income	-	-	75,234	-	-	75,234
Change in other comprehensive (loss) income, net of tax	-	-	-	(39,341)	-	(39,341)
Stock options exercises (12,458 shares issued)	12	417	-	-	-	429
Cash dividend declared, $1.4100 per share	-	-	(26,989)	-	-	(26,989)
Purchase of treasury stock (208,014 shares)	-	-	-	-	(7,004)	(7,004)
Ending balance, December 31, 2022	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.
(2)	Share amounts and per share amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income	$75,234	$61,519	$52,452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,101	4,219	4,040
Amortization of right-of-use asset	6,452	6,383	6,138
Net gain on sale of other real estate owned	(122)	(216)	(347)
Writedown of other real estate owned	68	121	120
(Credit) Provision for credit losses	(341)	(5,450)	5,600
Deferred tax expense (benefit)	4,114	(238)	(1,067)
Net amortization of securities	2,266	3,955	3,883
Stock based compensation expense	-	-	15
Net gain on sale of bank premises and equipment	(315)	-	-
Net gain on securities transactions	-	-	(1,155)
Decrease (Increase) in taxes receivable	4,906	(148)	(1,243)
(Increase) Decrease in interest receivable	(2,393)	932	884
Increase (Decrease) in interest payable	439	(311)	(985)
Increase in other assets	(8,432)	(10,247)	(2,625)
Decrease in operating lease liabilities	(6,829)	(6,652)	(6,317)
(Decrease) Increase in accrued expenses and other liabilities	(522)	1,498	2,764
Total adjustments	3,392	(6,154)	9,705
Net cash provided by operating activities	78,626	55,365	62,157
Cash flows from investing activities:
Proceeds from sales, paydowns and calls of securities available for sale	68,954	148,609	276,843
Purchases of securities available for sale	(203,516)	(139,962)	(145,339)
Proceeds from maturities of securities available for sale	15,057	9,162	10,007
Proceeds from calls and maturities of held to maturity securities	2,142	3,780	4,627
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(193)	(98)	(380)
Proceeds from redemptions of Federal Reserve Bank stock	-	-	4,057
Net increase in loans	(296,343)	(194,677)	(183,320)
Proceeds from dispositions of other real estate owned	588	764	1,989
Proceeds from dispositions of bank premises and equipment	470	6	-
Purchases of bank premises and equipment	(3,785)	(2,840)	(3,830)
Net cash used in investing activities	(416,626)	(175,256)	(35,346)
Cash flows from financing activities:
Net (decrease) increase in deposits	(75,319)	230,936	587,177
Net change in short-term borrowings	(121,986)	29,931	66,089
Proceeds from exercise of stock options and related tax benefits	429	260	-
Cash used to settle fractional shares in the Reverse Stock Split	-	(200)	-
Purchases of treasury stock	(7,004)	(2,386)	(3,493)
Dividends paid	(26,991)	(26,279)	(26,331)
Net cash (used in) provided by financing activities	(230,871)	232,262	623,442
Net (decrease) increase in cash and cash equivalents	(568,871)	112,371	650,253
Cash and cash equivalents at beginning of period	1,219,470	1,107,099	456,846
Cash and cash equivalents at end of period	$650,599	$1,219,470	$1,107,099

Cash paid during the year for:
Interest paid	$6,028	$7,885	$25,693
Income taxes paid	19,459	20,493	18,185
Non cash investing and financing activites:
Transfer of loans to real estate owned	2,233	490	724
Change in dividends payable	(2)	158	214
Change in unrealized (loss) gain on securities available for sale - gross of deferred taxes	(43,513)	(9,715)	9,320
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	11,268	2,503	(2,420)
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(1,321)	(269)	(904)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	343	70	235
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	(8,266)	10,297	1,681
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	2,148	(2,675)	(437)

See accompanying notes to consolidated financial statements.

Index
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

Securities Available for Sale and Held to Maturity (Debt Securities)

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are generally amortized on the level-yield method without anticipating prepayments. Premiums on callable debt securities are amortized to their earlier call date. Discounts are amortized to maturity date. Gains and losses are recorded on the trade date and determined using the specific identification method.

A debt security is placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income.

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers nature of the Issuer, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company evaluates securities available for sale in an unrealized loss position for other than temporary impairment (“OTTI”) by first assessing whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Additional discussion of OTTI is included in Note 3 of the consolidated financial statements.

Index
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

Loans

Loans that management has the intent and ability to hold for the near future or until maturity or payoff are reported at amortized cost net of allowance for credit losses on loans. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Interest income is accrued on unpaid principal balances.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income from mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent. Non-accrual loans are individually reviewed and charged off at 180 days past due. Commercial loans are charged off to the extent principal or interest is deemed uncollectible. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought to current and future payments are reasonably assured.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans (“ACLL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of the loan balance is confirmed. Expected recoveries are not to exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The level of the ACLL represents management’s estimate of expected credit losses over the expected life of the loans at the balance sheet date. The Company uses the Discounted Cash Flow method to determine the historical loss experience using the probability of default and loss given default approach. The level of the ACLL is based on management’s ongoing review of all relevant information, from internal and external sources, relating to past and current events, utilizing an 8-quarter reasonable and supportable forecast period with immediate reversion. Management has determined unemployment rates for key metropolitan areas in New York and Florida as its primary economic indicator to be utilized for the forecast. Management also considers other economic indicators are considered as a part of the qualitative framework. The ACLL reserve is overlaid with qualitative considerations for changes in underwriting standards, portfolio mix, delinquency levels, or economic conditions such as changes in the consumer pricing index (“CPI”), property values, and gross metro product to make adjustments to historical loss information (“qualitative factors”). The determination of qualitative factors involves significant judgement and subjective measurement.

The ACLL is measured on a collective (pool) basis when similar risk characteristics exist. The Company evaluates its risk characteristics of loans based on regulatory call report code with sub-segmentation based on geographic territory (New York and Florida). Risk characteristics relevant to each portfolio segment are as follows:

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

Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as troubled debt restructuring (“TDR”). Loans evaluated individually are not also included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan’s observable fair market value, or the fair value of the collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified definitively as uncollectible.

A loan for which terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered a TDR. In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the near future without the modification.  This evaluation is performed under the Company’s underwriting policy.  Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection.  Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order.  In the case of Chapter 7 bankruptcies, even though there was no modification of terms, the borrowers’ debt to the Company was discharged and they may not reaffirm the debt.

The TDR that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as TDRs, and a charge-off was taken at that time, if necessary.  Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

The allowance for unfunded commitments is maintained at a level by the Company determined to be sufficient to absorb expected lifetime losses related to unfunded credit facilities (including unfunded loan commitments and letters of credit). The allowance for unfunded commitments is recorded as a separate liability and is included with Accrued expenses and other liabilities on the consolidated statements of condition. Changes in the reserve are recorded through the provision for credit losses on the consolidated statements of income.

Prior to the adoption of CECL, the Company calculated the allowance for loan losses under the incurred loss methodology.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2022 and 2021, there were $2.1 million and $362 thousand, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Index
Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation, or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2023, the Bank could declare dividends of approximately $96.7 million plus any 2023 net profits retained to the date of the dividend declaration.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2022, 2021, and 2020, the Company did not have any unvested awards that would be considered participating securities.

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

Index
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

Recently Adopted Accounting Standards

On January 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments - Credit Losses” (referred to as “CECL” and as Accounting Standards Codification Topic 326 (“ASC 326”)), which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The main objective of this update is to provide financial statement users with enhanced financial disclosures for more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The allowance for credit losses on loans is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to present the net, lifetime amount expected to be collected on the loans. The measurement of expected credit losses under the CECL methodology applies to financial assets measured at amortized cost including loan receivables and held-to-maturity debt securities.   The update also applies to off-balance sheet exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments).

In addition, CECL made changes to the accounting for available for sale securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities that management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company adopted CECL using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2022 are presented under CECL while prior period amounts continue to be reported in accordance with previous applicable GAAP. On the adoption date, the Company increased the allowance for credit losses on loans by $2.4 million and increased the allowance for credit losses for unfunded commitments by $2.3 million (included in Accrued expenses and other liabilities). The Company recorded a net decrease to undivided profits of $3.5 million, net of $1.2 million in deferred tax balances as of January 1, 2022 for the cumulative effect of adopting CECL.

The Company did not record an allowance for credit losses as of January 1, 2022 on its securities available for sale or held to maturity.

Index
The impact of the January 1, 2022 adoption entry is summarized in the table below:

(in thousands)	December 31, 2021 Pre-CECL Adoption	Impact of Adoption	January 1, 2022 Post-CECL Adoption
Assets:
Allowance for credit losses on loans	$44,267	$2,353	$46,620
Allowance for credit losses on securities	-	-	-
Liabilities and shareholders’ equity:
Other liabilities (ACL unfunded loan commitments)	18	2,335	2,353
Tax Effect, net (included in other assets)	-	(1,218)	-
Total	44,285	3,470	48,973

Undivided Profits	$349,056	$(3,470)	$345,586

Loans

Loans that management has the intent and ability to hold for the near future or until maturity or payoff are reported at amortized cost net of allowance for credit losses on loans. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Interest income is accrued on unpaid principal balances.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income from mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent. Non-accrual loans are individually reviewed and charged off at 180 days past due. Commercial loans are charged off to the extent principal or interest is deemed uncollectible. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought to current and future payments are reasonably assured.

Accrued Interest Receivable

The Company has made the following elections with regards to accrued interest receivable: the Company will continue to write off accrued interest receivable by reversing interest income; the Company has made the accounting policy election not to measure an allowance for credit losses for accrued interest receivables; and the Company elected to exclude accrued interest receivable balances from tabular disclosures and will present accrued interest receivable balances in other assets.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans (“ACLL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loan are charged off against the allowance when management believes the uncollectibility of the loan balance is confirmed. Expected recoveries are not to exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company has elected the Discounted Cash Flow methodology to determine its ACLL. Management estimates the allowance for credit loss on loans balance using relevant available information from internal and external sources related to past events, current conditions, and a reasonable and supportable forecast provided by a third party. The Company lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, historical credit loss experience in Florida and New York provides the quantitative basis for the estimation of expected credit losses. Complementary to that, a portion of its debtors’ ability to repay depends significantly on the economic employment conditions prevailing in the respective geographic territory. The ACLL reserve is overlaid with qualitative considerations for changes in underwriting standards, portfolio mix, delinquency levels, or economic conditions such as changes in the unemployment rates, property values, and gross metro product to make adjustments to historical loss information. Management judgment is required at each point in the measurement process.

Index
The allowance for unfunded commitments is maintained at a level by the Company determined to be sufficient to absorb expected lifetime losses related to unfunded credit facilities (including unfunded loan commitments and letters of credit).

Management utilized the historical loss rate experience on the Company’s loan portfolio as the initial basis of the estimate using probability of default and loss given defaults derived from September 30, 2011 to January 1, 2022.  A defaulted loan is a loan payment default once it is 90 days contractually past due.

Management utilizes externally developed economic forecasts (Moody’s forecast scenarios) of unemployment rates within the key metropolitan areas in New York and Florida of which we serve to forecast probability of defaults and loss given defaults within the model.  Management has determined that a  reasonable and supportable forecast is 8 quarters after which the historical average probability defaults and loss given defaults will be used. The two economic scenarios evaluated by management in detail were the Baseline and Stagflation forecast scenarios. Within both scenarios, Management considered the following:

●   Unemployment levels in relation to inflationary pressures;
●   Monetary and fiscal policy assumptions and movement of the federal funds rate in 2022;
●   Supply chain conditions and their impacts on Consumer Price indices (“CPI”); and
●   Inflationary pressures on housing, and Gross Metro Product (“GMP”).

In determining the appropriate forecast to utilize, management considered the range of forecasted unemployment as well as a number of other economic indicators. Unemployment levels in the Baseline continued to be optimistic while not providing what management determined to be a full reflection of supply chain, workforce challenges, and inflationary pressures. The rising inflation, volatility in consumer confidence, supply chain, and workforce environment challenges, as well as monetary and geopolitical environmental considerations, drove management to elect the Stagflation forecast scenario.

As of January 1, 2022, the Company has elected to fully utilize the Stagflation forecast scenario. The Company determined the forecast more appropriately considers inflationary pressures and monetary policies observed currently and prospectively in the markets served. The ACLL reserve is then complemented with qualitative factors based upon GMP, CPI, and housing forecasts using the same scenario, and their related forecasts for the respective metropolitan regions of New York and Florida, and were factored into the calculation.

The effective interest rate  used to discount expected cash flows considered the timing of the expected cash flows resulting from prepayments that existed as of January 1, 2022. The prepayment-adjusted effective interest rate uses the original contractual rate and prepayment assumptions as of January 1, 2022.

The Company determined a contractual term excluding expected extensions, renewals and modifications. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate.

The Company determined its allowance for credit losses on loans using a pool of assets with similar risk characteristics. The Company evaluates its risk characteristics based on regulatory call report codes where it was determined that the loans within the call codes were homogenous in nature and could be aggregated into the main categories for the Company portfolio. There were no changes to the loan pools under CECL for January 1, 2022 compared to previously disclosed loan segments. Loans that no longer match the risk profile of the pool are individually assessed for credit losses. Non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as troubled debt restructuring (“TDR”) are individually assessed. The individual assessment for credit impairment is generally based on a discounted cash flow approach unless the asset is collateral dependent. The loan is considered collateral dependent when repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. Collateral dependent loans are individually assessed and the expected credit loss is based on the fair value of the collateral.

A loan for which terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered a TDR. In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the near future without the modification.  This evaluation is performed under the Company’s underwriting policy.  Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection.  Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order.  In the case of Chapter 7 bankruptcies, even though there was no modification of terms, the borrowers’ debt to the Company was discharged and they may not reaffirm the debt.

Index
The TDR that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as TDRs, and a charge‑off was taken at that time, if necessary.  Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration that funding will occur and an estimate of expected credit losses on commitments is expected to be funded over its estimated life. The Company lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.   The following categories of off-balance sheet credit exposures have been identified: unfunded commitments to extend credit, unfunded lines of credit, residential mortgage pending closings and standby letters of credit. Each of these unfunded commitments is analyzed for a probability of funding to calculate a probable funding amount. The life of loan loss factor by related portfolio segment from the allowance for credit losses on loans calculation is then applied to the probable funding amount to calculate the estimated credit losses on off-balance sheet credit exposures recognized in other liabilities.  The post adoption balance is included with Accrued expenses and other liabilities on consolidated statements of financial condition. Prospective changes in the reserve will be recorded through the provision for credit losses on the consolidated statements of income.

Debt Securities

A debt security is placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. Timely principal and interest payments continue to be made on the securities. The unrealized losses in the portfolio are primarily attributable to changes in interest rates. There were no debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2022.

Allowance for Credit Losses – Held to Maturity Securities

The Company’s held to maturity securities are issued by U.S. government entities and agencies such as Ginnie Mae, Fannie Mae, and Freddie Mac. These securities are either explicitly or implicitly guaranteed by the U.S. government and are highly rated by major rating agencies and have a long history of no credit losses. Management measures expected credit losses on held to maturity debt securities on a collective basis by major security type, issuer and payment stream. The estimate of expected credit losses considers historical credit loss information adjusted for current conditions and reasonable and supportable forecasts provided by a third party servicer. Based on the nature of the securities held by the Company and the underlying guarantees, there was no allowance for credit losses recorded for held to maturity securities as of January 1, 2022.

Accrued interest receivable on held to maturity securities totaled $33 thousand and is excluded from the estimate of credit losses. Historically the Company has not experienced uncollectible accrued interest receivable on its held-to-maturity securities portfolio.

Allowance for Credit Losses – Available For Sale Securities

For available for sale debit securities in an unrealized loss position, the entity first assesses whether it intends to sell, or if it is more likely that not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, in making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security and its issuer, among other factors. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recorded through other comprehensive income.

Index
Change in the allowance for credit losses is recorded as a provision for credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either criteria regarding the intent or requirement to sell is met.

The unrealized losses reported pertained to securities issued by the U.S. government and its sponsored entities, include agencies, and mortgage backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac, which are currently well rated and guaranteed by the U.S. government. The Company does not intend to sell the securities, and it is not considered likely the Company will be required to sell these securities prior to recovery of the amortized cost. Timely principal and interest payments continue to be made on the securities. The unrealized losses in the portfolio are primarily attributable to changes in interest rates. Management does not believe any individual unrealized loss as of January 1, 2022 represents any credit loss and no realized losses have been recognized into provision for credit loss.

(2)	Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank.  The amount of this reserve requirement, included in cash and due from banks and federal funds sold and other short-term investments, was approximately $15.8 million and $69.6 million at December 31, 2022 and 2021, respectively.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$124,123	$1	$5,937	$118,187
State and political subdivisions	34	-	-	34
Mortgage backed securities and collateralized mortgage obligations - residential	291,431	34	31,149	260,316
Corporate bonds	85,641	-	4,295	81,346
Small Business Administration - guaranteed participation securities	23,115	-	2,138	20,977
Other	686	-	33	653
Total securities available for sale	$525,030	$35	$43,552	$481,513

(dollars in thousands)	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$59,976	$-	$797	$59,179
State and political subdivisions	41	-	-	41
Mortgage backed securities and collateralized mortgage obligations - residential	269,907	3,367	2,476	270,798
Corporate bonds	45,805	157	625	45,337
Small Business Administration - guaranteed participation securities	31,303	371	-	31,674
Other	685	-	1	684
Total securities available for sale	$407,717	$3,895	$3,899	$407,713

Index
The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2022, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$5,044	$5,019
Due in after one year through five years	205,440	195,201
Mortgage backed securities and collateralized mortgage obligations - residential	291,431	260,316
Small Business Administration - guaranteed participation securities	23,115	20,977
	$525,030	$481,513

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2022
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$57,849	$1,290	$55,337	$4,647	$113,186	$5,937
Mortgage backed securities and collateralized mortgage obligations - residential	164,772	13,010	93,009	18,139	257,781	31,149
Corporate bonds	52,805	2,395	28,542	1,900	81,347	4,295
Other	49	1	568	32	617	33
Small Business Administration - guaranteed participation securities	802	71	20,175	2,067	20,977	2,138

Total	$276,277	$16,767	$197,631	$26,785	$473,908	$43,552

(dollars in thousands)	December 31, 2021
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$49,279	$697	$9,900	$100	$59,179	$797
Mortgage backed securities and collateralized mortgage obligations - residential	93,447	1,888	22,098	588	115,545	2,476
Corporate bonds	15,670	171	14,546	454	30,216	625
Other	648	1	-	-	648	1

Total	$159,044	$2,757	$46,544	$1,142	$205,588	$3,899

Index
The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2022, 2021, and 2020 are as follows:

	Years ended December 31,
(dollars in thousands)	2022	2021	2020

Proceeds from sales	$-	$-	$29,219
Proceeds from calls/paydowns	68,954	148,609	247,624
Proceeds from maturities	15,057	9,162	10,007
Gross realized gains	-	-	1,155
Gross realized losses	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $171.4 million and $283.2 million at December 31, 2022 and 2021, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2022. All securities are performing in accordance with contractual terms.

(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2022
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$7,707	$90	$217	$7,580
Total held to maturity	$7,707	$90	$217	$7,580

	December 31, 2021
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$9,923	$773	$1	$10,695
Total held to maturity	$9,923	$773	$1	$10,695

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2022, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$7,707	7,580
	$7,707	7,580

Index
Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2022
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$3,327	206	258	11	3,585	217
Total	$3,327	206	258	11	3,585	217

(dollars in thousands)	December 31, 2021
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$442	1	-	-	442	1
Total	$442	1	-	-	442	1

There were no allowance for credit losses recorded for held to maturity securities during 2022 and as of December 31, 2022. As of December 31, 2022, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2022 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$184,850	$98,072
Federal Home Loan Mortgage Corporation	107,800	165,309

(d)	Other-Than-Temporary-Impairment

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

Index
As of December 31, 2022, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2022, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Small Business Administration (SBA) - guaranteed participation securities:

At December 31, 2022, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Corporate Bonds and other

At December 31, 2022, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Index

(4)	Loan Portfolio and Allowance for Credit Losses

Upon adoption of CECL, management pooled loans with similar risk characteristics. The portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses on loans.

The following table presents loans by portfolio segment:

	December 31, 2022
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$177,371	$32,551	$209,922
Other	20,221	868	21,089
Real estate mortgage - 1 to 4 family:
First mortgages	2,776,989	1,369,913	4,146,902
Home equity loans	43,999	12,550	56,549
Home equity lines of credit	191,926	94,506	286,432
Installment	9,408	2,899	12,307
Total loans, net	$3,219,914	$1,513,287	4,733,201
Less: Allowance for credit losses			46,032
Net loans			$4,687,169

*Includes New York, New Jersey, Vermont and Massachusetts.

Prior to the adoption of CECL on January 1, 2022, the Company calculated allowance for loan losses using the incurred losses methodology.

	December 31, 2021
(dollars in thousands)	New York and other states*	Florida	Total
Commercial:
Commercial real estate	$147,063	$21,653	$168,716
Other	30,889	595	31,484
Real estate mortgage - 1 to 4 family:
First mortgages	2,723,734	1,212,568	3,936,302
Home equity loans	48,190	13,695	61,885
Home equity lines of credit	175,134	55,842	230,976
Installment	7,368	2,048	9,416
Total loans, net	$3,132,378	$1,306,401	4,438,779
Less: Allowance for loan losses			44,267
Net loans			$4,394,512

* Includes New York, New Jersey, Vermont and Massachusetts.

Included in commercial loans above are Paycheck Protection Program (“PPP”) loans totaling approximately $1.0 million and $10.0 million as of December 31, 2022 and 2021, respectively.

Index
At December 31, 2022 and 2021, the Company had approximately $36.4 million and $37.3 million, respectively, of real estate construction loans. Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million are secured by first mortgages to residential borrowers while approximately $22.3 million were to commercial borrowers for residential construction projects. Of the $37.3 million in real estate construction loans at December 31, 2021, approximately $17.9 million were secured by first mortgages to residential borrowers while approximately $19.4 million were to commercial borrowers for residential construction projects. The majority of construction loans are in the Company’s New York market.

At December 31, 2022 and 2021, loans to executive officers, directors, and to associates of such persons aggregated $20.5 million and $17.9 million, respectively.  During 2022, approximately $7.6 million of new loans were made and repayments of loans totaled approximately $5.0 million.  The composition of the related parties’ loan balances had no changes during the year. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Allowance for credit losses on loans

The level of the ACLL is based on factors that influence management’s current estimate of expected credit losses, including past events and current conditions. There were no significant changes in the Company’s methodology for the allowance for credit losses on loans for the period ended December 31, 2022 compared to the adoption date. Consistent with the adoption date, the Company has determined the Stagflation forecast scenario to be appropriate for the December 31, 2022 ACLL calculation. The Company selected the Stagflation economic forecast for credit losses as management expects that markets will experience a slight decline in economic conditions and a slight increase in the unemployment rate over the next two years.

The following table presents the impact of the January 1, 2022 adoption entry in the allowance for credit losses on loans by loan type:

(dollars in thousands)	December 31, 2021 Pre-Adoption Balance	Impact of Adoption	January 1, 2022 Post CECL Adoption
	Total		Total
Commercial:
Commercial real estate	$3,121	(1,100)	2,021
Other	14	114	128
Real estate mortgage - 1 to 4 family:
First mortgages	37,249	1,703	38,952
Home equity loans	583	262	845
Home equity lines of credit	2,857	1,752	4,609
Installment	443	(378)	65
Total Allowance	$44,267	2,353	46,620

Index
Activity in the allowance for credit losses on loans by portfolio segment for the year ended December 31, 2022 is summarized as follows:

	For the year ended December 31, 2022
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$3,135	$40,689	$443	$44,267
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	(986)	3,717	(378)	2,353
Balance as of January 1, 2022 as adjusted for ASU 2016-13	2,149	44,406	65	46,620
Loans charged off:
New York and other states*	40	24	87	151
Florida	-	-	1	1
Total loan chargeoffs	40	24	88	152
Recoveries of loans previously charged off:
New York and other states*	4	450	7	461
Florida	-	-	3	3
Total recoveries	4	450	10	464
Net loans (recoveries) charged off	36	(426)	78	(312)
(Credit) provision for credit losses	483	(1,561)	178	(900)
Balance at end of period	$2,596	$43,271	$165	$46,032

* Includes New York, New Jersey, Vermont and Massachusetts.

Activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2021 is summarized as follows:

	For the year ended December 31, 2021
(dollars in thousands)	Commercial	Real Estate Mortgage- 1 to 4 Family	Installment	Total
Balance at beginning of period	$4,140	$44,950	$505	$49,595
Loans charged off:
New York and other states*	30	339	58	427
Florida	-	1	2	3
Total loan chargeoffs	30	340	60	430
Recoveries of loans previously charged off:
New York and other states*	32	464	54	550
Florida	-	2	-	2
Total recoveries	32	466	54	552
Net loan recoveries	(2)	(126)	6	(122)
(Credit) provision for loan losses	(1,007)	(4,387)	(56)	(5,450)
Balance at end of period	$3,135	$40,689	$443	$44,267

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
	For the year ended December 31, 2020
		Real Estate
		Mortgage-
(dollars in thousands)	Commercial	1 to 4 Family	Installment	Total

Balance at beginning of period	$3,999	39,748	570	44,317
Loans charged off:
New York and other states*	36	404	187	627
Florida	-	-	34	34
Total loan chargeoffs	36	404	221	661

Recoveries of loans previously charged off:
New York and other states*	10	314	12	336
Florida	-	3	-	3
Total recoveries	10	317	12	339
Net loans charged off	26	87	209	322
Provision for loan losses	167	5,289	144	5,600
Balance at end of period	$4,140	44,950	505	49,595

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2022:

	December 31, 2022
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	2,596	43,271	165	46,032

Total ending allowance balance	$2,596	43,271	165	46,032

Loans:
Individually evaluated for impairment	$646	24,967	82	25,695
Collectively evaluated for impairment	230,365	4,464,916	12,225	4,707,506

Total ending loans balance	$231,011	4,489,883	12,307	4,733,201

Index
Prior to the adoption of CECL on January 1, 2022, the Company calculated allowance for loan losses using the incurred losses methodology.  The balance in the allowance for loan losses by portfolio segment is summarized as follows:

	December 31, 2021
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total

Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	-	-	-
Collectively evaluated for impairment	3,135	40,689	443	44,267

Total ending allowance balance	3,135	40,689	443	44,267

Loans:
Individually evaluated for impairment	$232	18,272	-	18,504
Collectively evaluated for impairment	199,968	4,210,891	9,416	4,420,275

Total ending loans balance	$200,200	4,229,163	9,416	4,438,779

Index
The following table presents impaired loans by loan class as of December 31, 2021 only:

	December 31, 2021
New York and other states*: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$187	279	-	1,154
Other	45	45	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	13,687	13,875	-	14,072
Home equity loans	161	161	-	235
Home equity lines of credit	1,852	1,939	-	2,256

Total	$15,932	16,299	-	17,824

Florida: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$-	-	-	105
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	2,368	2,368	-	2,562
Home equity loans	-	-	-	16
Home equity lines of credit	204	204	-	246

Total	$2,572	2,572	-	2,929

Total: (dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	YTD Avg Recorded Investment

Commercial:
Commercial real estate	$187	279	-	1,259
Other	45	45	-	107
Real estate mortgage - 1 to 4 family:
First mortgages	16,055	16,243	-	16,634
Home equity loans	161	161	-	251
Home equity lines of credit	2,056	2,143	-	2,502

Total	$18,504	18,871	-	20,753

* Includes New York, New Jersey, Vermont and Massachusetts.
The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated income statement.

Index
The Company’s activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended December 31, 2022

Balance at January 1, 2022	$18
Impact of Adopting CECL	2,335
Adjusted Balance at January 1, 2022	2,353
Provision for credit losses	559
Balance at December 31, 2022	$2,912

Loan Credit Quality

The Company categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company’s loan grading process analyzes non-homogeneous loans, such as commercial loans and commercial real estate loans, individually by grading the loans based on credit risk.  The Company’s internal loan review department in accordance with the Company’s internal loan review policy tests the loan grades assigned to all loan types.

The Company uses the following definitions for classified loans:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as such have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those loans classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “pass” rated loans.
For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2022 and December 31, 2021 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.

Index
As of December 31, 2022, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality
(in thousands)	December 31, 2022
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$79,430	$29,991	$18,708	$22,790	$16,598	$32,666	$8,022	$-	$208,205
Special Mention	-	-	62	-	243	-	-	-	305
Substandard	-	-	113	-	128	1,171	-	-	1,412
Total Commercial Loans	$79,430	$29,991	$18,883	$22,790	$16,969	$33,837	$8,022	$-	$209,922

Commercial Loans:
Current-period Gross writeoffs	$-	-	-	-	-	40	-	-	$40
	$-	-	-	-	-	40	-	-	$40

Commercial Other:
Risk rating
Pass	$2,972	$2,848	$2,273	$590	$674	$2,348	$8,908	-	$20,613
Special mention	-	-	-	-	-	-	39	-	39
Substandard	-	339	-	-	-	98	-	-	437
Total Commercial Real Estate Loans	$2,972	$3,187	$2,273	$590	$674	$2,446	$8,947	$-	$21,089

Other Commercial Loans:
Current-period Gross writeoffs	$-	-	-	-	-	-	-	-	-
	$-	-	-	-	-	-	-	-	$-

Residential First Mortgage:
Risk rating
Performing	$557,981	$933,754	$784,511	$368,137	$257,926	$1,228,776	$1,472	$-	$4,132,557
Nonperforming	-	496	81	844	351	12,573	-	-	14,345
Total First Mortgage:	$557,981	$934,250	$784,592	$368,981	$258,277	$1,241,349	$1,472	$-	$4,146,902

Residential First Mortgage Loans:
Current-period Gross writeoffs	$-	-	-	-	-	5	-	-	$5
	$-	-	-	-	-	5	-	-	$5

Home Equity Lines:
Risk rating
Performing	$6,863	$9,124	$6,322	$7,588	$5,240	$21,217	$-	$-	$56,354
Nonperforming	-	-	-	-	66	129	-	-	195
Total Home Equity Lines:	$6,863	$9,124	$6,322	$7,588	$5,306	$21,346	$-	$-	$56,549

Home Equity Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Lines of Credit:
Risk rating
Performing	$1,369	$1,246	$740	$52	$100	$18,377	$262,244	$-	$284,128
Nonperforming	-	7	-	-	-	2,111	186	-	2,304
Total Home Equity Credit Lines:	$1,369	$1,253	$740	$52	$100	$20,488	$262,430	$-	$286,432

Home Equity Lines of Credit:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$19	$-	$-	$19
	$-	$-	$-	$-	$-	$19	$-	$-	$19

Installments:
Risk rating
Performing	$6,385	$2,495	$805	$709	$374	$308	$1,125	$-	$12,201
Nonperforming	20	17	-	65	-	1	3	-	106
Total Installments	$6,405	$2,512	$805	$774	$374	$309	$1,128	$-	$12,307

Installments Loans:
Current-period Gross writeoffs	$1	$47	$22	$7	$2	$9	$-	$-	$88
	$1	$47	$22	$7	$2	$9	$-	$-	$88

Index
As of December 31, 2021 the risk category of loans by class of loans was as follows:

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

* Includes New York, New Jersey, Vermont and Massachusetts.

Included in classified loans in the above tables are impaired loans of $226 thousand at December 31, 2021.

Index
The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2022:

	December 31, 2022

New York and other states*:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	-	161	161	177,210	177,371
Other	18	-	20	38	20,183	20,221
Real estate mortgage - 1 to 4 family:
First mortgages	4,262	921	7,203	12,386	2,764,603	2,776,989
Home equity loans	283	-	67	350	43,649	43,999
Home equity lines of credit	978	-	591	1,569	190,357	191,926
Installment	78	4	23	105	9,303	9,408

Total	$5,619	925	8,065	14,609	3,205,305	3,219,914

Florida:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	-	-	-	32,551	32,551
Other	-	-	314	314	554	868
Real estate mortgage - 1 to 4 family:
First mortgages	1,183	243	1,404	2,830	1,367,083	1,369,913
Home equity loans	51	-	-	51	12,499	12,550
Home equity lines of credit	224	-	-	224	94,282	94,506
Installment	6	-	83	89	2,810	2,899

Total	$1,464	243	1,801	3,508	1,509,779	1,513,287

Total:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	-	161	161	209,761	209,922
Other	18	-	334	352	20,737	21,089
Real estate mortgage - 1 to 4 family:
First mortgages	5,445	1,164	8,607	15,216	4,131,686	4,146,902
Home equity loans	334	-	67	401	56,148	56,549
Home equity lines of credit	1,202	-	591	1,793	284,639	286,432
Installment	84	4	106	194	12,113	12,307

Total	$7,083	1,168	9,866	18,117	4,715,084	4,733,201

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
The following tables present the aging of the recorded investment in past due loans by loan class and by region as of December 31, 2021:

	December 31, 2021

New York and other states*:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	233	45	278	146,785	147,063
Other	-	-	-	-	30,889	30,889
Real estate mortgage - 1 to 4 family:
First mortgages	1,303	239	9,867	11,409	2,712,325	2,723,734
Home equity loans	136	-	224	360	47,830	48,190
Home equity lines of credit	355	458	911	1,724	173,410	175,134
Installment	27	5	4	36	7,332	7,368

Total	$1,821	935	11,051	13,807	3,118,571	3,132,378

Florida:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	-	-	-	21,653	21,653
Other	-	-	-	-	595	595
Real estate mortgage - 1 to 4 family:
First mortgages	869	180	1,146	2,195	1,210,373	1,212,568
Home equity loans	-	45	-	45	13,650	13,695
Home equity lines of credit	-	89	-	89	55,753	55,842
Installment	18	-	5	23	2,025	2,048

Total	$887	314	1,151	2,352	1,304,049	1,306,401

Total:	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total 30+ days Past Due	Current	Total Loans
(dollars in thousands)

Commercial:
Commercial real estate	$-	233	45	278	168,438	168,716
Other	-	-	-	-	31,484	31,484
Real estate mortgage - 1 to 4 family:
First mortgages	2,172	419	11,013	13,604	3,922,698	3,936,302
Home equity loans	136	45	224	405	61,480	61,885
Home equity lines of credit	355	547	911	1,813	229,163	230,976
Installment	45	5	9	59	9,357	9,416

Total	$2,708	1,249	12,202	16,159	4,422,620	4,438,779

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2022 and 2021, there were no loans that were 90 days past due and still accruing interest.  As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status.  There are no commitments to extend further credit on non-accrual or restructured loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  Other real estate owned is included in Other assets on the Balance Sheet.  As of December 31, 2022 other real estate owned included $2.1 million of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $7.4 million as of December 31, 2022. As of December 31, 2021, other real estate owned included $362 thousand of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had a recorded investment of $9.7 million as of December 31, 2021.

Index
Loans individually evaluated for impairment are non-accrual loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as troubled debt restructurings. As of December 31, 2022, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not TDRs or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following table presents the amortized cost basis in non-accrual loans by portfolio segment:

	December 31, 2022
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$199	$-	$199
Other	20	314	334
Real estate mortgage - 1 to 4 family:
First mortgages	12,609	1,736	14,345
Home equity loans	153	42	195
Home equity lines of credit	2,187	117	2,304
Installment	23	83	106
Total non-accrual loans	15,191	2,292	17,483
Restructured real estate mortgages - 1 to 4 family	10	-	10
Total nonperforming loans	$15,201	$2,292	$17,493

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
Non-accrual loans as of December 31, 2021 were as follows:

	December 31, 2021
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$67	-	67
Other	45	-	45
Real estate mortgage - 1 to 4 family:
First mortgages	13,990	1,797	15,787
Home equity loans	247	45	292
Home equity lines of credit	2,337	174	2,511
Installment	23	14	37
Total non-accrual loans	16,709	2,030	18,739
Restructured real estate mortgages - 1 to 4 family	17	-	17
Total nonperforming loans	$16,726	2,030	18,756

* Includes New York, New Jersey, Vermont and Massachusetts.

The following table presents the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing:

	December 31, 2022
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing

Commercial:
Commercial real estate	$160	$39	-
Other	20	314	-
Real estate mortgage - 1 to 4 family:
First mortgages	13,502	843	-
Home equity loans	129	66	-
Home equity lines of credit	2,257	47	-
Installment	82	24	-
Total loans, net	$16,150	$1,333	-

The non-accrual balance of $1.3 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2022.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Index
The following table presents the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2022:

	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$312	-	-
Other	334	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	21,467	-	-
Home equity loans	236	-	-
Home equity lines of credit	3,264	-	-
Installment	82	-	-
Total	$25,695	-	-

Troubled Debt Restructuring Loans

The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as TDRs.  Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2022, 2021 and 2020.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a TDR and is classified as individually evaluated. TDRs at December 31, 2022 are measured at the amortized cost using the loan’s effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent.

As of December 31, 2022 loans individually evaluated included approximately $9.2 million of loans in accruing status that were identified as TDRs.

Index
The following table presents, by class, loans that were modified as TDRs:

	Twelve months ended December 31, 2022			Twelve months ended December 31, 2021			Year ended 12/31/20

New York and other states*: (dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	-	$-	-	-	$-	-	1	$125	125
Real estate mortgage - 1 to 4 family:
First mortgages	11	1,587	1,587	6	1,114	1,114	12	2,303	2,303
Home equity loans	-	-	-	1	2	2	-	-	-
Home equity lines of credit	-	-	-	2	40	40	3	169	169

Total	11	$1,587	1,587	9	$1,156	1,156	16	$2,597	2,597

Florida: (dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial:
Commercial real estate	-	$-	-	-	$-	-	-	$-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1	119	119	1	77	77	4	586	586
Home equity loans	-	-	-	-	-	-	-	-	-
Home equity lines of credit	-	-	-	1	50	50	-	-	-

Total	1	$119	119	2	$127	127	4	$586	586

* Includes New York, New Jersey, Vermont and Massachusetts.

The addition of these TDRs did not have a significant impact on the allowance for credit losses on loans. The nature of the modifications that resulted in them being classified as a TDR was the borrower filing for bankruptcy protection.

In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.  This evaluation is performed under the Company’s underwriting policy. In situations involving a borrower filing for Chapter 13 bankruptcy protection, a loan is considered to be in payment default once it is 30 days contractually past due, consistent with the treatment by the bankruptcy court.

Index

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2022 and 2021 follows:

(dollars in thousands)
	2022	2021
Land	$2,426	$2,443
Buildings	36,260	36,327
Furniture, fixtures and equipment	60,320	58,163
Leasehold improvements	34,860	33,918
Total bank premises and equipment	133,866	130,851
Accumulated depreciation and amortization	(101,310)	(97,824)
Total	$32,556	$33,027

Depreciation and amortization expense was approximately $4.1 million, $4.2 million, and $4.0 million for the years 2022, 2021, and 2020, respectively.  Occupancy expense of the Bank’s premises included rental expense of $8.2 million in 2022, $8.1 million in 2021, and $8.0 million in 2020.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2022	2021	2020

Interest bearing checking accounts	$190	$178	$148
Savings accounts	920	624	716
Time deposits and money market accounts	4,617	5,863	22,834
Total	$5,727	$6,665	$23,698

At December 31, 2022, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$883,218
1 to 2 years	50,972
2 to 3 years	3,378
3 to 4 years	660
4 to 5 years	90,431
Over 5 years	104
$1,028,763

Included in total time deposits as of December 31, 2022 and 2021 is $ 250.0 million and $161.5 million in time deposits with balances in excess of $250,000.

Index
(7)	Short-Term Borrowings

Short-term borrowings of the Company were cash management accounts as follows:

(dollars in thousands)	2022	2021	2020

Amount outstanding at December 31,	$122,700	$244,686	$214,755
Maximum amount outstanding at any month end	253,219	244,686	213,043
Average amount outstanding	177,599	232,815	180,065
Weighted average interest rate:
For the year	0.42%	0.39%	0.56%
As of year end	0.86	0.37	0.47

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

Trustco Bank also has an available line of credit with the Federal Home Loan Bank of New York which approximates the balance of securities and/or loans pledged against such borrowings.  The line of credit requires securities and/or loans to be pledged as collateral for the amount borrowed.  As of December 31, 2022 and 2021, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on a short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2022 and 2021, the Bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2022	2021	2020
Current tax expense:
Federal	$17,136	$17,657	$15,662
State	2,933	3,195	2,399
Total current tax expense	20,069	20,852	18,061
Deferred tax (benefit) expense	4,114	(238)	(1,067)
Total income tax expense	$24,183	$20,614	$16,994

Index
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are as follows:

	As of December 31,
(dollars in thousands)	2022	2021
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(8,478)	$(7,335)
Difference in reporting the allowance for loan losses, net	12,424	12,369
Other income or expense not yet reported for tax purposes	420	1,907
Depreciable assets	(2,389)	(2,068)
Net deferred tax asset at end of year	1,977	4,873
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	1,218	-
Net deferred tax asset at beginning of year	4,873	4,635
Deferred tax expense (benefit)	$4,114	$(238)

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset of $2.0 million and $4.9 million at December 31, 2022 and 2021, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $11.3 million and $1 thousand at December 31, 2022 and 2021, respectively, relating to the net unrealized losses on securities available for sale and deferred tax liabilities of approximately $1.8 million and $4.2 million at December 31, 2022 and 2021, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the year ended December 31,
	2022	2021	2020
Statutory federal income tax rate	21.0%	21.0%	21.0%
Increase/(decrease) in taxes resulting from:
State income tax, net of federal tax benefit	3.0	3.2	2.4
Other items	0.3	0.9	1.1
Effective income tax rate	24.3%	25.1%	24.5%

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

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2022, 2021, and 2020, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2019 through 2021 remain open to examination. The Company’s 2017, 2018, 2019 and 2020 New York State income tax returns are currently under examination.

Index
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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2022 and 2021:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2022	2021

Projected benefit obligation at beginning of year	$30,905	$33,504
Interest cost	888	856
Benefit payments and expected expenses	(1,823)	(2,142)
Net actuarial (gain) loss	(6,928)	(1,313)

Projected benefit obligation at end of year	$23,042	$30,905

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2022	2021

Fair Value of plan assets at beginning of year	$63,066	$56,237
Actual (loss) gain on plan assets	(8,532)	8,952
Benefit payments and actual expenses	(1,861)	(2,123)
Fair value of plan assets at end of year	52,673	63,066

Funded status at end of year	$29,631	$32,161

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2022	2021
Net actuarial loss (gain)	$1,170	$(6,038)

The accumulated benefit obligation was $23.0 million and $30.9 million at December 31, 2022 and 2021, respectively.

Index
Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

	For the years ended December 31,
(dollars in thousands)	2022	2021	2020

Service cost	$-	$-	$37
Interest cost	888	856	1,076
Expected return on plan assets	(3,227)	(2,846)	(3,020)
Net periodic pension credit	(2,339)	(1,990)	(1,907)

Net actuarial loss (gain) included in other comprehensive income (loss)	4,869	(7,439)	(386)
Total recognized in other comprehensive income (loss)	4,869	(7,439)	(386)

Total recognized in net periodic benefit (credit) cost and other comprehensive income (loss)	$2,530	$(9,429)	$(2,293)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2023	$1,686
2024	1,705
2025	1,721
2026	1,741
2027	1,738
2028 - 2032	8,824

The assumptions used to determine benefit obligations at December 31 are as follows:

	2022	2021	2020
Discount rate	5.44%	2.96%	2.65%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2022	2021	2020
Discount rate	2.96%	2.65%	3.56%
Expected long-term rate of return on assets	5.25	5.25	6.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.3 million as of December 31, 2022 and 2021. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.7 million in both 2022 and 2021, and $2.2 million, in 2020.

Index
Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2022 and 2021, the trusts had assets totaling $2.3 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2022 and 2021:

Change in Accumulated Benefit Obligation:

(dollars in thousands)	December 31,
	2022	2021
Accumulated benefit obligation at beginning of year	$7,016	$6,609
Service cost	18	75
Interest cost	207	190
Prior Service cost	-	611
Benefits paid	(72)	(80)
Net actuarial gain	(2,276)	(389)

Accumulated benefit obligation at end of year	$4,893	$7,016

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	December 31,
	2022	2021
Fair value of plan assets at beginning of year	$33,344	$29,126
Actual (loss) gain on plan assets	(4,341)	4,243
Company contributions	57	55
Benefits paid and actual expenses	(72)	(80)
Fair value of plan assets at end of year	28,988	33,344

Funded status at end of year	$24,095	$26,328

Index
Amounts recognized in accumulated other comprehensive income consist of the following as of:

(dollars in thousands)	December 31,
	2022	2021
Net actuarial gain	$(5,760)	$(10,165)
Prior service cost (credit)	81	(232)

Total	$(5,679)	$(10,397)

The accumulated benefit obligation was $4.9 million and $7.0 million at December 31, 2022 and 2021, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,
	2022	2021	2020
Service cost	$18	$75	$73
Interest cost	207	190	203
Expected return on plan assets	(1,332)	(1,163)	(1,183)
Amortization of net actuarial gain	(1,008)	(674)	(708)
Amortization of prior service (credit) cost	(313)	405	(196)
Net periodic benefit credit	(2,428)	(1,167)	(1,811)

Net loss (gain)	3,397	(3,469)	(1,295)
Amortization of prior service credit (cost)	313	(405)	196
Prior service cost	-	611	-
Amortization of net gain	1,008	674	708
Total amount recognized in other comprehensive loss	4,718	(2,589)	(391)

Total amount recognized in net periodic benefit cost and other comprehensive loss	$2,290	$(3,756)	$(2,202)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $457 thousand. The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2023	$112
2024	128
2025	151
2026	176
2027	191
2028 - 2032	1,454

Index
The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2022	2021	2020
Discount rate	5.44%	2.96%	2.65%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2022	2021	2020
Discount rate	2.96%	2.65%	3.56%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.50

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(d)	Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2022 and 2021, respectively:

(dollars in thousands)	December 31, 2022
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$4,869	$3,397	$8,266
Amortization of net actuarial gain	-	1,008	1,008
Amortization of prior service credit	-	313	313
Total	$4,869	$4,718	$9,587

	December 31, 2021
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(7,439)	$(3,469)	$(10,908)
Prior service cost	-	611	611
Amortization of net actuarial gain	-	674	674
Amortization of prior service cost	-	(405)	(405)
Total	$(7,439)	$(2,589)	$(10,028)

Index
(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2022	2021	2022	2021
Debt Securities	30%	33%	29%	32%
Equity Securities	59	62	57	63
Other	11	5	14	5
Total	100%	100%	100%	100%

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

Index
The fair value of the plan assets at December 31, 2022 and 2021, by asset category, is as follows:

		Fair Value Measurements at December 31, 2022 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$5,734	$5,734	$-	$-
Equity mutual funds	30,972	30,972	-	-
U.S. government sponsored enterprises	15,423	-	15,423	-
Fixed income mutual funds	544	544	-	-

Total Plan Assets	$52,673	$37,250	$15,423	$-

		Fair Value Measurements at December 31, 2022 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,945	$3,945	$-	$-
Equity mutual funds	16,646	16,646	-	-
U.S. government sponsored enterprises	8,397	-	8,397	-

Total Plan Assets	$28,988	$20,591	$8,397	$-

Index
		Fair Value Measurements at December 31, 2021 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,075	$3,075	$-	$-
Equity mutual funds	39,249	39,249	-	-
U.S. government sponsored enterprises	17,032	-	17,032	-
Corporate bonds	3,041	-	3,041	-
Fixed income mutual funds	669	669	-	-

Total Plan Assets	$63,066	$42,993	$20,073	$-

		Fair Value Measurements at December 31, 2021 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$1,600	$1,600	$-	$-
Equity mutual funds	21,005	21,005	-	-
U.S. government sponsored enterprises	8,712	-	8,712	-
Corporate bonds	2,027	-	2,027	-

Total Plan Assets	$33,344	$22,605	$10,739	$-

At December 31, 2022 and 2021, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2022 and 2021.

The Company made no contributions to its pension and postretirement benefit plans in 2022 or 2021.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2023.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2022, 2021 or 2020 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan equaled $1.3 million for both 2022 and 2021, and $1.2 million for 2020.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $1.3 million, $3.2 million and $3.3 million in 2022, 2021 and 2020, respectively.

Index
The Company has also awarded 291 thousand performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2022, the weighted average strike price of each unit was $44.37. The performance bonus units and the weighted average strike price of each unit were adjusted for the 1 for 5 reverse stock split effective May 28, 2021.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (2019 Equity Incentive Plan) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (2010 Equity Incentive Plan) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (Directors Plan), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. Under the 2019 Equity Incentive Plan the Company may provide for the issuance of 400,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors.  This allotment of 400,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2022, the Company may issue approximately 77 thousand shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based). The plans were adjusted for the 1 for 5 reverse stock split effective May 28, 2021.

Under the 2019 Equity Incentive Plan, the exercise price of each option may not be less than 100% of the fair value of the Company’s stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten-percent shareholder the option price may not be less than 110% of the fair value of the Company’s stock on the date of the ISO grant.  The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement.  Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.  A summary of the status of TrustCo’s stock option awards as of December 31, 2022 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2022	90,311	$34.38
New options awarded - 2022	-	-
Expired options - 2022	(1,000)	25.85
Options forfeited - 2022	-	-
Exercised options - 2022	(12,458)	34.47
Balance, December 31, 2022	76,853	$34.48	1.83 years

Exercisable Options

Balance, December 31, 2022	76,853	$34.48	1.83 years

At December 31, 2022, the intrinsic value of outstanding stock options and vested stock options was approximately $239 thousand. All outstanding options were vested as of December 31, 2022 and there was no stock based compensation expense in 2022.

During 2022 and 2021, options for 12 thousand, and 10 thousand shares of stock were exercised, respectively, adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021. There were no stock options exercised in 2020. The intrinsic value and related tax benefits of stock options exercised in these years was not material. It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Index
Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2022, 2021, or 2020.

There was no stock-based compensation expense recognized in 2022 or 2021. During 2020, the Company recognized $15 thousand in stock-based compensation expense related to the equity awards.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2022, 2021 and 2020.

The activity for service-based awards during 2022 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2021	82,632
New awards granted	43,072
Forfeited awards	(1,865)
Awards settled	(40,611)
Balance, December 31, 2022	83,228

Service-Based Awards: During 2022 and 2021, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2022, 2021 and 2020, the Company recognized $1.6 million, $1.2 million and $715 thousand, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $2.9 million at December 31, 2022. During 2022, one third of the awards granted in 2019, 2020 and 2021 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2022.

The liability related to service-based liability awards was approximately $278 thousand and $229 thousand at December 31, 2022 and 2021, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

Index
The activity for performance-based awards during 2022 was as follows:

Performance share units

Performance share units
Outstanding Units
Balance, December 31, 2021	145,115
New awards granted	38,255
Forfeited awards	(9,365)
Awards settled	(18,372)
Balance, December 31, 2022	155,633

Performance Based Awards: During 2022, 2021 and 2020, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2019, those have been fully vested and unpaid.  For units granted subsequent to 2019, all of the units are unvested as of December 31, 2022, and the Company expects to meet the required performance criteria of the awards.

During 2022, 2021 and 2020, the Company recognized approximately $1.3 million, $1.8 million and $500 thousand, respectively, in compensation expense related to these units.  Unrecognized compensation expense related to the outstanding performance share units totaled $3.1 million at December 31, 2022.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2022.

The liability related to performance based liability awards totaled $3.6 million and $2.9 million at December 31, 2022 and 2021, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10)	Commitments and Contingent Liabilities

(a)	Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(b)	Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $9.2 million for 2022, $8.4 million for 2021 and $7.8 million in 2020. The Company is contractually obligated to pay these third -party service providers approximately $9 million to $10 million per year through 2025.

(11)	Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share (“ASC 260”). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, as codified in FASB ASC 260-10 (“ASC 260-10”), which clarified that unvested share-based payment awards that contain non-forfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (“EPS”). Participating securities under this statement include the unvested employees’ and directors’ restricted stock awards with time-based vesting, which receive non-forfeitable dividend payments. For the years presented, the Company no longer has unvested awards that would be considered participating securities.

Index
A reconciliation of the component parts of earnings per share for 2022, 2021, and 2020 follows:

(dollars in thousands, except per share data)	For the years ended December 31,
	2022	2021	2020

Net income	$75,234	$61,519	$52,452
Weighted average common shares (1)	19,131	19,259	19,301

Effect of dilutive common stock options (1)	2	4	2

Weighted average common shares including potential dilutive shares (1)	19,133	19,263	19,303

Basic EPS (1)	$3.93	$3.19	$2.72

Diluted EPS (1)	$3.93	$3.19	$2.72

(1)	Share and per share amounts have been adjusted for all periods presented for the 1 for 5 reverse stock split which occurred on May 28, 2021.

For the years ended December 31, 2022 and 2021, there were 59 thousand and 60 thousand, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2022 and 2021, was $535.4 million and $469.7 million, respectively. Approximately 74% and 81% of these commitments were for variable rate products at the end of 2022 and 2021, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.3 million at both December 31, 2022 and 2021, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2022 and 2021 was insignificant.

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

Individually Evaluated Loans: Loans individually evaluated carried at fair value generally have had a charge-off through the allowance for credit losses on loans. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value. When obtained, non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Loans individually evaluated are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Index
Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2022 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$118,187	$-	$118,187	$-
State and political subdivisions	34	-	34	-
Mortgage backed securities and collateralized mortgage obligations - residential	260,316	-	260,316	-
Corporate bonds	81,346	-	81,346	-
Small Business Administration - guaranteed participation securities	20,977	-	20,977	-
Other	653	-	653	-

Total securities available for sale	$481,513	$-	$481,513	$-

	Fair Value Measurements at December 31, 2021 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$59,179	$-	$59,179	$-
State and political subdivisions	41	-	41	-
Mortgage backed securities and collateralized mortgage obligations - residential	270,798	-	270,798	-
Corporate bonds	45,337	-	45,337	-
Small Business Administration - guaranteed participation securities	31,674	-	31,674	-
Other	684	-	684	-

Total securities available for sale	$407,713	$-	$407,713	$-

There were no transfers between Level 1 and Level 2 in 2022 and 2021.

Index
 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2022 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$2,061	$-	$-	$2,061	Sales comparison approach	Adjustments for differences between comparable sales	2% - 47% (18%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

	Fair Value Measurements at December 31, 2021 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$362	$-	$-	$362	Sales comparison approach	Adjustments for differences between comparable sales	1% - 14% (6%)

Impaired loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $2.1 million at December 31, 2022, and consisted of only residential real estate properties. A valuation charge of $68 thousand is included in earnings for the year ended December 31, 2022.

Of the total individually evaluated loans of $25.7 million at December 31, 2022, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2022. There were no gross charge-offs related to residential impaired loans included in the table above.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $362 thousand at December 31, 2021, and consisted of only residential real estate properties. A valuation charge of $121 thousand is included in earnings for the year ended December 31, 2021.

Of the total impaired loans of $18.5 million at December 31, 2021, there are no impairments that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2021. There were no gross charge-offs related to residential impaired loans included in the table above.

Index
In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2022 and 2021 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2022 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$650,599	650,599	-	-	650,599
Securities available for sale	481,513	-	481,513	-	481,513
Held to maturity securities	7,707	-	7,580	-	7,580
Federal Reserve Bank and
Federal Home Loan Bank stock	5,797	N/A	N/A	N/A	N/A
Net loans	4,687,169	-	-	4,328,508	4,328,508
Accrued interest receivable	11,492	189	1,866	9,437	11,492
Financial liabilities:
Demand deposits	838,147	838,147	-	-	838,147
Interest bearing deposits	4,354,663	3,325,900	1,012,528	-	4,338,428
Short-term borrowings	122,700	-	122,700	-	122,700
Accrued interest payable	602	60	542	-	602

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2021 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$1,219,470	1,219,470	-	-	1,219,470
Securities available for sale	407,713	-	407,713	-	407,713
Held to maturity securities	9,923	-	10,695	-	10,695
Federal Reserve Bank and
Federal Home Loan Bank stock	5,604	N/A	N/A	N/A	N/A
Net loans	4,394,512	-	-	4,451,031	4,451,031
Accrued interest receivable	9,099	10	1,235	7,854	9,099
Financial liabilities:
Demand deposits	794,878	794,878	-	-	794,878
Interest bearing deposits	4,473,251	3,477,937	993,676	-	4,471,613
Short-term borrowings	244,686	-	244,686	-	244,686
Accrued interest payable	163	34	129	-	163

(14)	Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. For regulatory capital purposes, the ratios exclude the impact of accumulated other comprehensive income (loss). As of December 31, 2022, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2022 and December 31, 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Index
The following is a summary of actual capital amounts and ratios as of December 31, 2022 and 2021, for Trustco Bank:

	As of December 31, 2022		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$609,998	10.116%	5.000%	4.000%
Common equity Tier 1 capital	609,998	18.431	6.500	7.000
Tier 1 risk-based capital	609,998	18.431	8.000	8.500
Total risk-based capital	651,462	19.684	10.000	10.500

	As of December 31, 2021		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$570,594	9.324%	5.000%	4.000%
Common equity Tier 1 capital	570,594	18.954	6.500	7.000
Tier 1 risk-based capital	570,594	18.954	8.000	8.500
Total risk-based capital	608,308	20.206	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2022 and 2021 for TrustCo on a consolidated basis.

	As of December 31, 2022		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$626,628	10.390%	4.000%
Common equity Tier 1 capital	626,628	18.929	7.000
Tier 1 risk-based capital	626,628	18.929	8.500
Total risk-based capital	668,102	20.182	10.500

	As of December 31, 2021		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$588,427	9.614%	4.000%
Common equity Tier 1 capital	588,427	19.541	7.000
Tier 1 risk-based capital	588,427	19.541	8.500
Total risk-based capital	626,150	20.794	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.
(2)	The December 31, 2022 and 2021 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

Index
(15)	Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2022
(dollars in thousands)	Balance at 12/31/2021	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2022	Balance at 12/31/2022

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(26)	$(32,245)	$-	$(32,245)	$(32,271)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,706	(6,118)	-	(6,118)	7,588
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,533)		(978)	(978)	(2,511)

Accumulated other comprehensive income (loss), net of tax	$12,147	$(38,363)	$(978)	$(39,341)	$(27,194)

	December 31, 2021
(dollars in thousands)	Balance at 12/31/2020	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2021	Balance at 12/31/2021

Net unrealized holding gain on securities available for sale, net of tax	$7,186	$(7,212)	$-	$(7,212)	$(26)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	6,084	7,622	-	7,622	13,706
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(1,334)		(199)	(199)	(1,533)

Accumulated other comprehensive (loss) income, net of tax	$11,936	$410	$(199)	$211	$12,147

	December 31, 2020
(dollars in thousands)	Balance at 12/31/2019	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2020	Balance at 12/31/2020

Net unrealized holding (loss) gain on securities available for sale, net of tax	$286	$7,755	$(855)	$6,900	$7,186
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	4,840	1,244	-	1,244	6,084
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(665)	-	(669)	(669)	(1,334)

Accumulated other comprehensive (loss) income, net of tax	$4,461	$8,999	$(1,524)	$7,475	$11,936

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020:

(dollars in thousands)	Years ended December 31,
	2022	2021	2020	Affected Line Item in Financial Statements
Unrealized gains on securities available for sale:
Realized gain on securities transactions	$-	$-	$1,155	Net gain on securities transactions
Income tax expense	-	-	(300)	Income taxes
Net of tax	-	-	855

Amortization of pension and postretirement benefit items:
Prior Service Cost
Amortization of net actuarial gain	1,008	674	708	Salaries and employee benefits
Amortization of prior service credit (cost)	313	(405)	196	Salaries and employee benefits
Income tax benefit	(343)	(70)	(235)	Income taxes
Net of tax	978	199	669

Total reclassifications, net of tax	$978	$199	$1,524

Index
(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.  The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2022, 2021 and 2020.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2022	2021	2020
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,708	$2,660	$2,665
Other	2,044	1,940	1,629
Interchange Income	6,348	5,281	4,199
Net gain on securities transactions (a)	-	-	1,155
Wealth management fees	7,037	7,358	6,279
Other (a)	1,123	698	1,243

Total non-interest income	$19,260	$17,937	$17,170

(a)	Not within the scope of ASC 606.

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

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight -line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2022, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2022 the Company did not have any leases for which any related construction had not yet started. At December 31, 2022 lease expiration dates ranged from two months to 21.8 years and have a weighted average remaining lease term of 8.9 years. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2022	2021	2020
Operating lease cost	$8,213	$8,128	$8,044
Variable lease cost	2,183	2,015	2,029
Total Lease costs	$10,396	$10,143	$10,073

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,327	$8,192	$8,042

Right-of-use assets obtained in exchange for lease obligations:	$3,089	$6,588	$2,548

Weighted average remaining lease term (years)	8.9	9.3	9.0
Weighted average discount rate	3.0%	3.0%	3.2%

Index
Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

(dollars in thousands)
Year ending December 31,
2023	$8,310
2024	8,202
2025	7,795
2026	6,820
2027	5,541
Thereafter	19,260
Total lease payments	$55,928
Less: Interest	6,948
Present value of lease liabilities	$48,980

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2022, were $3.2 million, which includes interest in the amount of $400 thousand.

As of December 31, 2022 and 2021, the operating lease right-of-use asset was $44.7 million and $48.1 million, respectively.

(18)	Recent Accounting Pronouncements

Staff Accounting Bulletin (“SAB”) No. 121 - In March 2022, the SEC issued SAB No. 121. This SAB adds interpretive guidance for entities to consider when they have obligations to safeguard crypto-assets held for their platform users.  Specifically, this SAB provides interpretive guidance on the accounting and disclosure of obligations to safeguard crypto-assets held for platform users. This guidance was applicable no later than the financial statement covering the first interim or annual period ending after June 15, 2022. The Company reviewed its business activities as of the date of adoption, June 30, 2022, and determined that SAB 121 is not materially impactful to the financial statements. Management has continued to monitor it on a quarterly basis and has determined that SAB 121 is not materially impactful to the financial statements as of December 31, 2022.

ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures: In March 2022, FASB issued ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the amendments in this ASU require that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments - Credit Losses -Measured at Amortized Cost. For entities, like TrustCo, that have adopted the amendments in ASU 2016-13, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. An entity may elect to adopt the loan modification guidance and related disclosure enhancements separately from the amendments related to vintage disclosures. The amendments in this ASU should be applied prospectively, except for the amendments related to the recognition and measurement of TDRs which may be applied prospectively or using a modified retrospective transition method. The Company adopted the ASU on January 1, 2023 and the adoption is not expected to have a material impact to the Company however, new disclosures will be added.

Index
(19)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2022	2021	2020
Income:
Dividends and interest from subsidiaries	$34,125	34,096	31,100
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	34,125	34,096	31,100

Expense:
Operating supplies	-	21	20
Professional services	585	819	655
Miscellaneous expense	1,752	3,419	1,666
Total expense	2,337	4,259	2,341
Income before income taxes and subsidiaries’ undistributed earnings	31,788	29,837	28,759
Income tax benefit	(559)	(972)	(558)
Income before subsidiaries’ undistributed earnings	32,347	30,809	29,317
Equity in undistributed earnings of subsidiaries	42,887	30,710	23,135
Net income	$75,234	61,519	52,452
Change in other comprehensive (loss) income	(39,341)	211	7,475
Comprehensive income	$35,893	61,730	59,927

Statements of Condition

(dollars in thousands)	December 31,
	2022	2021
Assets:
Cash in subsidiary bank	$25,079	26,725
Investments in subsidiaries	583,370	583,307
Securities available for sale	36	36
Other assets	809	681

Total assets	609,294	610,749
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	9,307	9,621
Total liabilities	9,307	9,621
Shareholders’ equity	599,987	601,128

Total liabilities and shareholders’ equity	$609,294	610,749

Index
Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2022	2021	2020
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$75,234	61,519	52,452
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(42,887)	(30,710)	(23,135)
Stock based compensation expense	-	-	15
Net change in other assets and accrued expenses	(440)	354	515
Total adjustments	(43,327)	(30,356)	(22,605)

Net cash provided by operating activities	31,907	31,163	29,847

Cash flows from investing activities:
Purchases of securities available for sale	-	-	(1)

Net cash used in investing activities	-	-	(1)

Cash flows from financing activities:
Cash used to settle fractional shares in the Reverse Stock Split	-	(200)	-
Proceeds from exercise of stock options	429	260	-
Dividends paid	(26,978)	(26,266)	(26,317)
Payments to acquire treasury stock	(7,004)	(2,386)	(3,493)
Proceeds from sales of treasury stock	-	-	-
Net cash used in financing activities	(33,553)	(28,592)	(29,810)

Net increase in cash and cash equivalents	(1,646)	2,571	36

Cash and cash equivalents at beginning of year	26,725	24,154	24,118

Cash and cash equivalents at end of year	$25,079	26,725	24,154

Index

Branch Locations

New York

Airmont Office	Brunswick Office	East Greenbush Office
327 Route 59 East	740 Hoosick Rd.	501 Columbia Tpk.
Airmont, NY	Troy, NY	Rensselaer, NY
Telephone: (845) 357-2435	Telephone: (518) 272-0213	Telephone: (518) 479-7233

Altamont Ave. Office	Campbell West Plaza Office	Elmsford Office
1400 Altamont Ave.	141 West Campbell Rd.	100 Clearbrook Rd.
Schenectady, NY	Rotterdam, NY	Elmsford, NY
Telephone: (518) 356-1317	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. West Office	Catskill Office	Exit 8 Office
1900 Altamont Ave.	238 West Bridge St.	1541 Crescent Rd.
Rotterdam, NY	Catskill, NY	Clifton Park, NY
Telephone: (518) 355-1900	Telephone: (518) 943-5090	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Pl.	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Index
Branch Locations
(continued)

Halfmoon Office	Latham Office	Mont Pleasant Office
215 Guideboard Rd.	1 Johnson Rd.	959 Crane St.
Halfmoon, NY	Latham, NY	Schenectady, NY
Telephone: (518) 371-0593	Telephone: (518) 785-0761	Telephone: (518) 346-1267

Hartsdale Office	Loudon Plaza Office	Mt. Kisco Office
220 East Hartsdale Ave.	372 Northern Blvd.	222 East Main St.
Hartsdale, NY	Albany, NY	Mt. Kisco, NY
Telephone: (914) 722-2640	Telephone: (518) 462-6668	Telephone: (914) 666-2362

Highland Office	Madison Ave. Office	New City Office
3580 Route 9W	1084 Madison Ave.	20 Squadron Blvd.
Highland, NY	Albany, NY	New City, NY
Telephone: (845) 691-7023	Telephone: (518) 489-4711	Telephone: (845) 634-4571

Hoosick Falls Office	Mahopac Office	New Scotland Office
47 Main St.	945 South Lake Blvd.	301 New Scotland Ave.
Hoosick Falls, NY	Mahopac, NY	Albany, NY
Telephone: (518) 686-5352	Telephone: (845) 803-8756	Telephone: (518) 438-7838

Hudson Office	Malta 4 Corners Office	Newton Plaza Office
507 Warren St.	2471 Route 9	602 New Loudon Rd.
Hudson, NY	Malta, NY	Latham, NY
Telephone: (518) 828-9434	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hudson Falls Office	Mamaroneck Office	Niskayuna-Woodlawn Office
3750 Burgoyne Ave.	180-190 East Boston Post Rd.	3461 State St.
Hudson Falls, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 747-0886	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Katonah Office	Mayfair Office	Northern Pines Office
18 Woods Bridge Rd.	286 Saratoga Rd.	649 Maple Ave.
Katonah, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (914) 666-6230	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Kimberly Square Office	Mechanicville Office	Nyack Office
477 Albany Shaker Rd.	9 Price Chopper Plaza	388 Route 59
Albany, NY	Mechanicville, NY	Nyack, NY
Telephone: (518) 992-7323	Telephone: (518) 664-1059	Telephone: (845) 535-3728

Kingston Office	Milton Office	Peekskill Office
1220 Ulster Ave.	2 Trieble Ave.	20 Welcher Ave.
Kingston, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (845) 336-5372	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Lake George Office	Monroe Office	Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Index
Branch Locations
(continued)

Poughkeepsie Office	Sheridan Plaza Office	Ushers Road Office
2656 South Rd.	1350 Gerling St.	308 Ushers Rd.
Poughkeepsie, NY	Schenectady, NY	Ballston Lake, NY
Telephone: (845) 485-7413	Telephone: (518) 377-8517	Telephone: (518) 877-8069

Queensbury Office	Slingerlands Office	Valatie Office
118 Quaker Rd.	1569 New Scotland Rd.	2929 Route 9
Suite 1	Slingerlands, NY	Valatie, NY
Queensbury, NY	Telephone: (518) 439-9352	Telephone: (518) 758-2265
Telephone: (518) 798-7226
	South Glens Falls Office	Wappingers Falls Office
Red Hook Office	133 Saratoga Rd.	1490 Route 9
4 Morgans Way	Suite 1	Wappingers Falls, NY
Red Hook, NY	South Glens Falls, NY	Telephone: (845) 298-9315
Telephone: (845) 752-2224	Telephone: (518) 793-7668
Warrensburg Office
Rotterdam Office	State Farm Road Office	9 Lake George Plaza Rd.
1416 Curry Rd.	2050 Western Ave.	Lake George, NY
Schenectady, NY	Guilderland, NY	Telephone: (518) 623-3707
Telephone: (518) 355-8330	Telephone: (518) 452-6913
West Sand Lake Office
Route 2 Office	State St. Albany Office	3690 NY Route 43
201 Troy-Schenectady Rd.	112 State St.	West Sand Lake, NY
Latham, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 785-7155	Telephone: (518) 436-9043
Wilton Mall Office
Route 7 Office	State St. Schenectady - Main Office	3065 NY-50
1156 Troy-Schenectady Rd.	320 State St.	Saratoga Springs, NY
Latham, NY	Schenectady, NY	Telephone: (518) 583-1716
Telephone: (518) 785-4744	Telephone: (518) 381-3831
Wolf Road Office
Saratoga Springs Office	Stuyvesant Plaza Office	34 Wolf Rd.
34 Congress St.	1475 Western Ave.	Albany, NY
Saratoga Springs, NY	Albany, NY	Telephone: (518) 458-7761
Telephone: (518) 587-3520	Telephone: (518) 489-2616
Wynantskill Office
Schaghticoke Office	Troy Office	134-136 Main St.
2 Main St.	1700 5th Ave.	Wynantskill, NY
Schaghticoke, NY	Troy, NY	Telephone: (518) 286-2674
Telephone: (518) 753-6509	Telephone: (518) 274-5420

Scotia Office	Upper Union Street Office
123 Mohawk Ave.	1620 Union St.
Scotia, NY	Schenectady, NY
Telephone: (518) 372-9416	Telephone: (518) 374-4056

Index
Branch Locations
(continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lake Brantley Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	909 North SR 434
Oviedo, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (407) 339-3396

Aloma Office	Curry Ford West Office	Lake Mary Office
4070 Aloma Ave.	2838 Curry Ford Rd.	350 West Lake Mary Blvd.
Winter Park, FL	Orlando, FL	Sanford, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 330-7106

Apollo Beach Office	Davenport Office	Lake Nona Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	9360 Narcoossee Rd.
Apollo Beach, FL	Suite 600	Orlando, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 801-7330
Telephone: (863) 424-9493
Apopka Office		Lake Square Office
1134 North Rock Springs Rd.	Dean Road Office	10105 Route 441
Apopka, FL	3920 Dean Rd.	Leesburg, FL
Telephone: (407) 464-7373	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 657-8001
Avalon Park Office		Lee Road Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	1084 Lee Rd., Suite 11
Orlando, FL	415 East Pine St.	Orlando, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 422-7129
Bay Hill Office		Lee Vista Office
6084 Apopka Vineland Rd.	East Colonial Office	8288 Lee Vista Blvd., Suite E
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (321) 235-5583
Telephone: (407) 275-3075
BeeLine Center Office		Leesburg Office
10249 South John Young Pkwy.	Englewood Office	1330 Citizens Blvd., Suite 101
Suite 101	2930 South McCall Rd.	Leesburg, FL
Orlando, FL	Englewood, FL	Telephone: (352) 365-1305
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Maitland Office
Beneva Village Office	Gateway Commons Office	9400 US Route 17/92, Suite 101
5950 South Beneva Rd.	1525 East Osceola Pkwy., Suite 120	Maitland, FL
Sarasota, FL	Kissimmee, FL	Telephone: (407) 332-6071
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Melbourne Office
Bradenton Office	Juno Beach Office	2481 Croton Rd.
5858 Cortez Rd. West	14051 US Highway 1	Melbourne, FL
Bradenton, FL	Juno Beach, FL	Telephone: (321) 752 0446
Telephone: (941) 792-2604	Telephone: (561) 630-4521

Colonial Drive Office	Lady Lake Office	Metro West Office
4301 East Colonial Dr.	873 North US Highway 27/441	2619 S. Hiawassee Rd.
Orlando, FL	Lady Lake, FL	Orlando, FL
Telephone: (407) 895-6393	Telephone: (352) 205-8893	Telephone: (407) 293-1580

Index
Branch Locations
(continued)

North Clermont Office	Rinehart Road Office	Vero Beach Office
12302 Roper Blvd.	1185 Rinehart Rd.	4125 20th St.
Clermont, FL	Sanford, FL	Vero Beach, FL
Telephone: (352) 243-2563	Telephone: (407) 268-3720	Telephone: (772) 492-9295

Orange City Office	Sarasota Office	Westwood Plaza Office
902 Saxon Blvd., Suite 101	2704 Bee Ridge Rd.	4942 West State Route 46
Orange City, FL	Sarasota, FL	Suite 1050
Telephone: (386) 775-1392	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Ormond Beach Office	South Clermont Office
115 North Nova Rd.	16908 High Grove Blvd.	Windermere Office
Ormond Beach, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Osprey Office	Stuart Office
1300 South Tamiami Trl.	951 SE Federal Highway	Winter Garden Office
Osprey, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Oviedo Office	Sun City Center
1875 West County Rd. 419	4441 Sun City Center Blvd.	Winter Haven Office
Suite 600	Sun City Center, FL	7476 Cypress Gardens Blvd. Southeast
Oviedo, FL	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (407) 365-1145		Telephone: (863) 326-1918
Sweetwater Office
Palm Coast Office	671 North Hunt Club Rd.	Winter Park Office
120 Belle Terre Pkwy.	Longwood, FL	1211 N. Orange Ave.
Palm Coast, FL	Telephone: (407) 774-1347	Winter Park, FL
Telephone: (386)524-5044		Telephone: (407) 755-6707
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10	Winter Springs Office
3307 South Orange Blossom Trl.	Winter Springs, FL	851 East State Route 434
Kissimmee, FL	Telephone: (407) 695-5558	Winter Springs, FL
Telephone: (407) 846-8866		Telephone: (407) 327-6064
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

Index
Branch Locations
(continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
385 North Franklin Tpk.
Ramsey, NJ
Telephone: (201) 934-1429

Index
EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT, AND CHIEF	Dennis A. De Gennaro, President
EXECUTIVE OFFICER	Camelot Associates Corporation
Robert J. McCormick	Commercial and Residential Construction

EXECUTIVE VICE PRESIDENT	Brian C. Flynn, CPA
RETAIL BANKING	KPMG LLP
Kevin M. Curley	Retired Partner

EXECUTIVE VICE PRESIDENT	Lisa M. Lucarelli, Private Investor
CORPORATE
SERVICES AND RISK	Thomas O. Maggs, President
Robert M. Leonard	Maggs & Associates
Insurance Broker
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER	Anthony J. Marinello, M.D., Ph.D. Consultant
Michael M. Ozimek	EmblemHealth

EXECUTIVE VICE PRESIDENT	Robert J. McCormick,
COMMERCIAL BANKING	Chairman, President and Chief Executive Officer
Scot R. Salvador	TrustCo Bank Corp NY
Chairman, TrustCo Bank Corp NY
EXECUTIVE VICE PRESIDENT AND
TREASURER	Curtis N. Powell, Vice President
Eric W. Schreck	Rensselaer Polytechnic Institute

GENERAL COUNSEL AND CORPORATE	Kimberly A. Russell, President & COO
SECRETARY	Frank Adams Jewelers, Inc
Michael Hall
Alejandro “Alex” M. Sanchez, President and CEO
Directors of TrustCo Bank Corp NY	Florida Bankers Association
are also Directors of Trustco Bank
Frank B. Silverman
Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Executive Director of the Martial Arts Industry Association

HONORARY DIRECTORS
Lionel O. Barthold	James H. Murphy, D.D.S.
Nancy A. McNamara	William F. Terry

Index
Trustco Bank Officers

CHAIRMAN, PRESIDENT,	BRANCH ADMINISTRATION (Cont.)	FINANCIAL SERVICES(Cont.)
AND CHIEF EXECUTIVE OFFICER	Assistant Vice Presidents (cont.)	Officer
Robert J. McCormick	Nicolette C. Messina	Michael D. Bates
Gloryvel Morales
EXECUTIVE VICE PRESIDENT	James J. Smith	INFORMATION TECHNOLOGY/
RETAIL BANKING	Jocelyn E. Vizcarra	PLANNING AND SYSTEMS/
Kevin M. Curley	Officers	MARKETING
	Victor J. Berger	Senior Vice President
EXECUTIVE VICE PRESIDENT	Ronni H. Domowitz	John R. George
CORPORATE SERVICES AND	Albert N. Estopinal	Vice President and
RISK	Philip J. Kaufman	Chief Technology Officer
Robert M. Leonard	John D. Mariani	Volney R. LaRowe
	Ronald G. Patterson	Vice President
EXECUTIVE VICE PRESIDENT AND	Seeranie Ramjeet	Adam E. Roselan
CHIEF FINANCIAL OFFICER	Berkley K. Young	Officers
Michael M. Ozimek		Sean Dougherty
	COLLECTIONS/ OPERATIONS/	Jonathan R. Goodell
EXECUTIVE VICE PRESIDENT	CREDIT
COMMERCIAL BANKING	Assistant Vice President	LENDING
Scot R. Salvador	Lesly Jean-Louis	Senior Vice President
	Officer	Michelle L. Simmonds
EXECUTIVE VICE PRESIDENT	Aislinn E. Melia	Administrative Vice President
AND FLORIDA REGIONAL		Michelle M. Raymond
PRESIDENT	COMPLIANCE/ RISK/ BSA/	Vice Presidents
Eric W. Schreck	CREDIT ADMINISTRATION	Suzanne E. Breen
	Senior Vice President and Chief	Patrick M. Canavan
GENERAL COUNSEL AND	Compliance Officer and Information	William J. Chow
CORPORATE SECRETARY	Security Officer	Assistant Vice Presidents
Michael Hall	Michael J. Ewell	Takla A. Awad
	Administrative Vice President	Nancy L. Brown
ACCOUNTING/FINANCE	Michael J. Lofrumento	Michael L. Curtis
Vice Presidents	Vice Presidents	Loriann F. Lucarelli
Lynn M. Hallenbeck	Lara Ann Gough	Pratik A. Shah
Michael Rydberg	Jennifer L. Meadows	Officers
Officer	Assistant Vice President	Douglas L. Hall
Jeff P. Klingbeil	Michael V. Pitnell	Joseph Lucarelli
	Officers	Rebecca L. O'Hare
AUDIT	Amanda L. Biance	Sara Steinback
Director of Internal Audit	Michael F. McMahon	Lisa Tully
Daniel R. Saullo	June M. Ryder
Officers
Allison R. Downs	FINANCIAL SERVICES	PERSONNEL/
Kenneth E. Hughes Jr.	Administrative Vice President and	QUALITY CONTROL/
Dennis M. Pitaniello	Chief Trust Officer	TRAINING
	Patrick J. LaPorta, Esq.	Assistant Vice Presidents
BRANCH ADMINISTRATION	Vice President	Jason T. Goodell
Senior Vice President	Thomas M. Poitras	Jessica M. Marshall
Carly K. Batista	Assistant Vice President and
Assistant Vice Presidents	Assistant Corporate Secretary
Mark J. Cooper	Lauren A. Maxwell
William B. Jansz	Assistant Vice President
Stacy L. Marble	John W. Bresonis
Thomas L. McCormick

Index
General Information
ANNUAL MEETING
Thursday, May 18, 2023
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
FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K for the year ended December 31, 2022 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President Corporate Services and Risk, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.
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
NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 7,603 shareholders of record of TrustCo common stock as of January 31, 2023.
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

Index
Share Price Information
The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the S&P U.S BMI Banks Index.  The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 270 companies as of December 31, 2022. A list of the component companies can be obtained by contacting TrustCo.