Form 10-K, Exhibit 13
period 2023-12-31
TRUSTCO BANK CORP N Y
filed 2024-03-11
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 140 community banking offices and 156 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2023		2022		Percent Change
Income:
Net interest income	$171,845		$180,135		(4.60)%
Net Income	58,646		75,234		(22.05)
Per Share:
Basic earnings	3.08		3.93		(21.63)
Diluted earnings	3.08		3.93		(21.63)
Book value at period end	33.92		31.54		7.55
Average Balances:
Assets	6,036,061		6,159,004		(2.00)
Loans, net	4,875,166		4,551,281		7.12
Deposits	5,219,554		5,302,439		(1.56)
Shareholders' equity	620,212		597,086		3.87
Financial Ratios:
Return on average assets	0.97%		1.22%		(20.49)
Return on average equity	9.46		12.60		(24.92)
Consolidated tier 1 capital to:
Total assets (leverage capital ratio)	10.78		10.39		3.75
Risk-adjusted assets	18.90		18.93		(0.16)
Common equity tier 1 capital ratio	18.90		18.93		(0.16)
Total capital to risk-adjusted assets	20.15		20.18		(0.15)
Allowance for credit losses on loans to nonperforming loans	2.75	x	2.63	x	4.56
Efficiency ratio*	56.72%		50.22%		12.94
Dividend Payout ratio	46.71		35.86		30.26

Per Share information of common stock

					Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2023
First quarter	$0.93	$0.93	$0.36	$32.31	$38.70	$31.72
Second quarter	0.86	0.86	0.36	32.66	31.76	27.43
Third quarter	0.77	0.77	0.36	32.80	31.11	26.50
Fourth quarter	0.52	0.52	0.36	33.92	31.91	24.62

2022
First quarter	$0.89	$0.89	$0.35	$30.85	$35.70	$31.93
Second quarter	0.93	0.93	0.35	31.06	32.75	29.85
Third quarter	1.01	1.01	0.35	30.89	36.09	30.39
Fourth quarter	1.10	1.10	0.36	31.54	39.16	31.83

*The Efficiency Ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”). We calculate Efficiency Ratio by dividing total noninterest expenses as determined under GAAP, as adjusted, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, as adjusted. See the Non-GAAP Financial Measures Reconciliation presented herein.

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to provide an above-average return to our owners in a manner consistent with our commitment to all stakeholders of the Company and its primary subsidiary, Trustco Bank, including customers, employees, community, regulators and shareholders.

Index

President’s Message
Dear Fellow Shareholder,

There was a time when banks constructed their buildings with rows of stone pillars as a demonstration of strength.  Today, we do that with information, in reports like this one.  On the pages that follow, readers will see a picture no less impressive than a granite edifice.  The banking environment in 2023 unquestionably tested our bankers, but in traditional Trustco fashion, our team flourished despite the challenges.  We grew total loans to over $5 billion for the first time in our long history.  We grew total deposits as well, which also exceeded $5 billion at year end.  That symmetry is the result of the effective application of one of our core principles – we fund our lending with our deposits.  We are proud to say that we have no debt or brokered deposits on our books.  That makes us independent and strong – the way we have been since 1902.

Our strength and stability have long attracted customers.  Those who become part of our family are rewarded with industry-leading products and hometown service.  We deliver that service through our network of branches that is now 140 locations lean.  Always looking to improve, this year has seen Trustco Bank open, close, and relocate branches within our service area.  Consequently, we are more efficient and more effective.  As one building block sits on another, the factors of strength, a robust network of physical locations and electronic points of access, and hometown service, all come together in the form of rock-solid customer relationships.  We do not have risky concentrations of deposits from a handful of business sectors.  Rather, we have relationships with individuals and businesses as diverse as the communities that we are proud to serve.  This is, in turn, another source of strength for us.  When other banks lost not only deposits, but customers as well, we were able to grow total deposits and mitigate pressure on net interest margin generating an impressive $58.6 million in net income.

Other metrics also show our strength.  Credit quality is a foundational element of our company.  Nonperforming loans as a percentage of the total loan portfolio were a negligible 0.35% in 2023, down from the previous year.  This is the result of expert underwriting.  Our capital position also is solid.  Our Tier 1 risk-based capital ratio for 2023 was 18.90% - well better than the peer median.  This is the result of focused balance sheet management, which also has resulted in excellent liquidity, which in turn enables us to fund loans without borrowing.  Taken together, these components make up the framework of our strategic vision.

As Your Home Town Bank, supporting the communities in which we operate is part of our corporate culture.  As a company, we have contributed in a meaningful way to organizations focused on issues such as veteran wellness, hunger, and homelessness.  Our team members also contribute their talent, volunteering in these areas, and many more.  The impact of these commitments has been felt from New York’s Capital Region at Ronald McDonald House, to Central Florida, at the Run for Freedom road race in Casselberry, Florida to benefit veterans’ charities.

There can be no doubt that the coming year will present challenges.  All coming years do.  Our company sits on solid footings, fortified over many challenging years, and we are experienced and ready for whatever may come.  As owners of our company, you can rest assured that we are well positioned to make the most of the opportunities that are presented in 2024 and beyond.

Yours sincerely,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY

Index

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for 2023, 2022 and 2021.  This discussion should be read in conjunction with our audited financial statements included in “Consolidated Financial Statements and Notes” herein and Part I, Item 1, “Business” set forth in our Annual Report on Form 10-K for the year ended December 31, 2023 (“2023 Form 10-K”).  The following analysis contains forward-looking statements about our future revenues, operating results and expectations.  See “Cautionary Note Regarding Forward-Looking Statements” herein for a discussion of the risks, assumptions and uncertainties affecting these statements, as well as Part I, Item 1A. “Risk Factors” set forth in our 2023 Form 10-K.

For a discussion of a comparison of the years ended December 31, 2022 and December 31, 2021, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. Unless otherwise indicated, net interest income and net interest margin are presented in this discussion on a non-GAAP, taxable equivalent basis.  See Non-GAAP Financial Measures Reconciliation herein for a reconciliation of such measures to their most directly comparable GAAP measures.  Balances discussed are daily averages unless otherwise described.  Reclassifications of prior year data are made where necessary to conform to the current year’s presentation.

Financial Review

TrustCo made significant progress in 2023 despite a challenging operating environment and mixed economic conditions.  In management’s view, the key results for 2023 are:

•	Net income after taxes was $58.6 million or $3.08 diluted earnings per share in 2023;

•	Period-end loans were up $270 million for 2023 compared to the prior year;

•	Period-end deposits were up $158 million for 2023 compared to the prior year;

•	Nonperforming assets declined $1.7 million or 8.7% to $17.9 million from year-end 2022 to year-end 2023;

•	GAAP net interest income and taxable equivalent net interest income (non-GAAP) were each $172 million in 2023;

•	At 56.72%, the efficiency ratio remained stronger than our peer group levels (see Non-GAAP Financial Measures Reconciliation); and

•
The regulatory capital levels of both the Company and the Bank continued to remain strong as of December 31, 2023, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, by executing its long-term plan focused on traditional lending criteria and sound balance sheet management.  Achievement of specific business goals such as the continued expansion of loans, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 9.46% in 2023 compared to 12.60% in 2022, while return on average assets was 0.97% in 2023 as compared to 1.22% in 2022.

The U.S. economy proved to be resilient during 2023, with growth in the GDP during three out of the four quarters of 2023, and showed signs of strength in consumer spending after seeing a rise in inflation in the prior year. Commencing in March 2022, the Federal Open Market Committee (“FOMC”) increased the target range for the federal funds rate seven times in 2022 by a total of 425 basis points, and four times in 2023 by a total of 100 basis point, for a total of 525 basis points, to a range of 5.25% to 5.50% as of end of 2023.  All of these increases were expressly made in response to inflationary pressures.

For the year ended 2023, the Dow Jones Industrial Average ended up 13.7%, as compared to a decline of 8.8% in 2022.  The S&P 500 Index also was up 24.2% for the year, compared to a decline of 19.4% in 2022.  United States three-month Treasury bills experienced an increase in rates ending the year at 5.45%, 161 basis points ahead of the ten-year Treasury yield at year-end of 3.84%.  These yields compare to 2022 year-end yields of 4.42% for the three-month Treasury bills and 3.88% for the ten-year Treasury bills.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter-term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields.  Beginning in 2023, the yield on the two-year Treasury bond was 4.41% and decreased 15 basis points during the year to close 2023 at 4.26% and the ten-year Treasury bond began 2023 at 3.88% and closed the year down 4 basis points to 3.84% at year-end.  These rate changes have a significant implication to the broader economic cycle and reflect the Federal Reserve Board’s desire to address inflation.

Index
While interest rate cuts are now expected in 2024 as indicated by market forward interest rates, the specific timing of these cuts is uncertain as Federal Reserve policy rate decisions are highly dependent on the level of inflation and strength of the labor market. Outside of inflation, the economic uncertainty and market disruptions of 2023 remain in 2024, including geopolitical tensions from conflict in the Middle East, Russia’s prolonged war in Ukraine, and the strained relationship between the U.S. and China. Moreover, 2024 is an election year, and there are specific risks and uncertainties related to the election and any change in administration that could impact the economy and fiscal and regulatory policy by varying degrees. Multiple mixed signals make navigating the way ahead difficult as evidenced by the volatility in capital markets, variance in interpretation of the Federal Reserve’s messaging, and wide ranges of multiple economic outlooks.

TrustCo, like most other banking organizations, prices its liabilities (deposits and short-term debt) in relation to the shorter end of the Treasury maturity curve.  The average for the three-month treasury was 319 basis points higher in 2023 than in 2022, with the median yield of 5.44% in 2023 up 361 basis points over the median yield in 2022.  These trends generally reflect an increase in the cost for deposit products that price in relation to the short-term treasury market yields.  At the same time the average yield of the ten-year Treasury has increased to 3.96% in 2023, up 101 basis points from 2022 when the average was 2.95%.  Generally longer-term loans are priced consistent with the changes in the ten-year Treasury markets.  These two trends – higher shorter-term rates coupled with an increase in longer-term rates – result in increases of both loan and deposit yields.  With the expected cuts to interest rates this year, we anticipate loan demand will strengthen across our residential loan categories.

On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership.  Additionally, following the rapid withdrawal of deposits and large losses reported by Credit Suisse in Switzerland, Swiss Bank UBS Group AG acquired Credit Suisse in an emergency arrangement brokered by the Swiss government.  Lastly, due to the destabilization of First Republic, the FDIC assisted in arranging a sale of First Republic to JPMorgan Chase on May 1, 2023. In response to the U.S. bank failures in the spring of 2023, the Federal Reserve established a Bank Term Funding Program (“BTFP”) to offer emergency loans of up to one year to eligible depository institutions pledging qualifying assets as collateral.  Nevertheless, the closures of those banks and adverse developments affecting other banks over the course of 2023 have resulted in heightened levels of market activity and volatility. For instance, the share price of a number of regional banks continues to be adversely affected given continuing concerns regarding the liquidity of these banks and the stability of the banking system in general.  The full impact of market volatility from the adverse developments in the banking industry, along with continued elevated interest rates, will depend on future developments, which are highly uncertain and difficult to predict. Our business and financial results may be impacted by a variety of other factors as well, such as a government shutdown, a failure by the federal government to raise the federal debt ceiling, or an economic slowdown or recession.

Additionally, in November 2023, the FDIC adopted a final rule to implement a special assessment on banks with total assets greater than $5.0 billion to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank.  The special assessment will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, which it estimates will result in total revenue of $16.3 billion. Because (i) the estimated loss pursuant to the systemic risk determination will be periodically adjusted and (ii) assessments collected may change due to corrective amendments to the amount of uninsured deposits reported for the December 31, 2022 reporting period, the FDIC has retained the ability to cease collection early, extend the special assessment collection period one or more quarters beyond the initial eight-quarter collection period to collect the difference between actual or estimated losses and the amounts collected, or impose a final shortfall special assessment on a one-time basis after the receiverships for SVB and Signature Bank terminate. The final rule will be effective April 1, 2024, with the first collection for the special assessment reflected on the invoice for the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024), with a payment date of June 28, 2024. There will be no additional cost to TrustCo as a result of uninsured deposits being under $5 billion.

Management believes that TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices even in these uncertain times.  While we continue to adhere to prudent underwriting standards, should general housing prices and other economic measures, such as unemployment in the Company’s market areas, deteriorate as a result of continued elevated interest rates, financial sector instability, a potential or actual default on the federal debt or other reasons, the Company may experience an increase in the level of credit risk and in the amount of its classified and nonperforming loans.

Index
Overview

2023 results were marked by significant growth in the Company’s loan portfolio.  The loan portfolio grew to a total of $5.00 billion, an increase of $270 million or 5.7% over the 2022 year-end balance.  Deposits ended 2023 at $5.35 billion, up from $5.19 billion the prior year-end.  Management believes that the increase in deposits was driven by the Banks effective market and pricing strategy.  The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products.  Management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as net interest income and non-interest income.

TrustCo earned $58.6 million in net income or $3.08 of diluted earnings per share for the year ended December 31, 2023, compared to $75.2 million in net income or $3.93 of diluted earnings per share for the year ended December 31, 2022.

During 2023, the following items had a significant effect on net income:

•	A decrease of $8.3 million in net interest income from 2022 to 2023 primarily as a result of the increase in interest expense as a result of the current interest rate environment;

•	an increase in the provision for credit losses of $1.6 million;

•	a decrease in non-interest income of $945 thousand; and

•	an increase in non-interest expense of $11.0 million.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2023 and 2022, including:

•
Tier 1 risk-based capital ratio of 18.90% for 2023 and 18.93% for 2022, compared to medians of 12.01% in 2023 and 12.22% in 2022 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•	an efficiency ratio, as calculated by S&P Global Market Intelligence, of 56.72% for 2023 and 50.22% for 2022, compared to the peer group medians of 60.85% in 2023 and 56.32% in 2022.

During 2023, TrustCo’s results were affected by strong loan growth and a changing interest rate environment.  Average loan balances increased 7.1% from 2022 to 2023, while the total of average Federal Funds Sold and other short-term investments, available for sale securities and held to maturity securities decreased 29.4%. Average net loans increased to 82.5% of average earning assets in 2023 from 75.7% in 2022.  On average for 2023, non-maturity deposits were 72.5% of total deposits, down from 81.6% in 2022.  Overall, the cost of interest-bearing liabilities increased 105 basis points to 1.19% in 2023 as compared to 2022. The Company has traditionally sought to maintain a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.

As discussed previously, market interest rates moved significantly during the course of 2022 and into 2023, with shorter-term three-month treasury rates increasing year over year while the longer term ten-year rates decreased slightly, resulting in the slope of the yield curve remaining negative during 2023.  The average daily spread between the ten-year Treasury and the two-year Treasury was negative 0.63 basis points in 2023, down from an average of negative 4 basis points in 2022.  The spread between the ten-year Treasury and the two-year Treasury changed throughout the year but still ended 2023 at a negative 42 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company’s earnings derived from its core mix of loans and deposits; however, the increase in the shorter-term Treasury rates and a decrease in the longer-term rates, resulted in a further inverted yield curve from the prior year, an indication of a possible recession.

Index
The tables below illustrate the range of key Treasury bond interest rates during 2023 and 2022.

	3 Month T Bill (BEY)	2 Year T Note	5 Year T Note	10 Year T Note	10 Year - 2 Year
	Yield(%)	Yield(%)	Yield(%)	Yield(%)	Spread(%)
2023
Beginning of Year	4.42	4.41	3.99	3.88	(0.53)
Peak	5.63	5.19	4.95	4.98	(0.13)
Trough	4.52	3.75	3.29	3.30	(1.08)
End of Year	5.45	4.26	3.83	3.84	(0.42)
Average	5.28	4.58	4.06	3.96	(0.63)
Median	5.44	4.68	4.06	3.86	(0.65)

2022
Beginning of Year	0.06	0.73	1.26	1.52	0.79
Peak	4.46	4.72	4.45	4.25	0.89
Trough	0.08	0.77	1.37	1.63	(0.84)
End of Year	4.42	4.41	3.99	3.88	(0.53)
Average	2.09	2.99	3.00	2.95	(0.04)
Median	1.83	3.03	3.00	2.96	(0.01)

Source: www.treasury.gov

TrustCo focuses on providing high quality service to the communities served by its branch‑banking network.  The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, and deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our network in recent years.

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in our loan balances.  Branches in all geographies have the same products and features found at other Trustco Bank locations.  Additionally, over the last several years the Company has made significant investments in the online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.  The Company also took the opportunity in 2023 to close and relocate several underperforming branches.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.9% and 97.7% of average total assets for 2023 and 2022, respectively.

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

Index
TrustCo’s objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk.  The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.  The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset and liability management.  Predicting the impact of changing rates on the Company’s net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons.  For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made.  The Company routinely models various rate change assumptions to determine expected impact on net interest income.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  From December 2015 through December 2018, the U.S. Federal Reserve Board increased its federal funds target rate from a range of 0.00% - 0.25% to a range of 2.25% - 2.50%. Beginning in the second half of 2019, the Federal Reserve Board began lowering the rate in response to a slowing economy.  During the first quarter of 2020 the rate was significantly decreased again as a result of the global pandemic related to COVID-19, and returned the range of 0.00% to 0.25%.  However, in an effort address the rising rate of inflation, the Federal Funds rate increased to a range of 5.25% to 5.50% by the end of 2023.

The yield on the ten-year Treasury bond remained relatively flat decreasing by only 4 basis points from 3.88% at the beginning of 2023 to the year‑end level of 3.84%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments, as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer-term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants, such as Freddie Mac and Fannie Mae.  The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  The Company continued to originate loans for sale into the secondary market throughout 2023.  We believe that this has allowed the Company to have greater flexibility with respect to mortgage rate volatility and the loans we choose to include in our portfolio.  Higher market interest rates also generally increase the value of retail deposits.

The increase in the Federal Funds target range throughout 2022 and the first half of 2023, as well as the continued elevated interest rates in the second half of 2023, continues to have a positive impact on earnings and on the Company’s cash position.  The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 and 2021 relative to historic levels, which also had driven down deposit costs.  However, as interest rates have increased throughout 2022 and remained elevated in 2023, we experienced increased yields on our Federal Fund Sold and other short-term investments, investment portfolios, loans, and deposits.

Earning Assets

Average earning assets during 2023 were $5.9 billion, which was a decrease of $104.5 million from 2022.  This decrease was primarily the result of a decrease in Federal Funds Sold and other short-term investments of $448.0 million, partially offset by increases in net loans on $323.9 million and securities available for sale of $21.0 million. The increase in the average loan portfolio is the result of an increase in all loan categories with residential mortgage loans in the forefront.  TrustCo continues to prioritize the growth of residential real estate loans throughout the TrustCo Bank branch network through an effective marketing campaign, competitive rates, and closing costs.

Total average assets were $6.0 billion for 2023 and $6.2 billion for 2022.

Index
The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2023	2022	Components of
				vs.	vs.	Total Earning Assets
	2023	2022	2021	2022	2021	2023	2022	2021
Loans, net	$4,875,166	$4,551,281	$4,336,834	$323,885	$214,447	82.5%	75.7%	73.2

Securities available for sale (1):
U.S. government sponsored enterprises	121,574	89,557	63,743	32,017	25,814	2.1	1.5	1.1
State and political subdivisions	33	41	48	(8)	(7)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations-residential	275,565	284,901	308,777	(9,336)	(23,876)	4.7	4.7	5.2
Corporate bonds	82,865	78,266	53,699	4,599	24,567	1.4	1.3	0.9
Small Business Administration-guaranteed participation securities	20,410	26,679	35,723	(6,269)	(9,044)	0.3	0.4	0.6
Other	686	686	685	-	1	-	-	-
Total securities available for sale	501,133	480,130	462,675	21,003	17,455	8.5	7.9	7.8

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	7,053	8,647	11,733	(1,594)	(3,086)	0.1	0.1	0.2
Total held-to-maturity securities	7,053	8,647	11,733	(1,594)	(3,086)	0.1	0.1	0.2

Federal Reserve Bank and Federal Home Loan Bank stock	6,018	5,749	5,578	269	171	0.1	0.1	0.1
Federal funds sold and other short-term investments	521,021	969,043	1,111,257	(448,022)	(142,214)	8.8	16.2	18.7

Total earning assets	$5,910,391	$6,014,850	$5,928,077	$(104,459)	$86,773	100.0%	100.0%	100.0

(1)	The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2023, the Company experienced another year of significant loan growth.  The $269.7 million increase or 5.7% in the Company’s gross loan portfolio from December 31, 2022 to December 31, 2023 was due to higher balances in all loan categories.  Average loans increased $323.9 million during 2023 to $4.88 billion.  Interest income on the loan portfolio increased to $187.5 million in 2023 from $162.2 million in 2022.  The average yield increased 28 basis points to 3.84% in 2023 compared to 3.56% in 2022.

Index
LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2023		2022		2021
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$252,479	5.0%	$208,737	4.4%	$180,814	4.1%
Real estate - construction	29,053	0.6	36,351	0.8	37,279	0.8
Real estate - mortgage	4,357,046	87.2	4,189,374	88.5	3,980,294	89.7
Home equity lines of credit	347,415	6.9	286,432	6.0	230,976	5.2
Installment loans	16,886	0.3	12,307	0.3	9,416	0.2
Total loans	5,002,879	100.0%	4,733,201	100.0%	4,438,779	100.0%
Less: Allowance for loan losses	48,578		46,032		44,267
Net loans (1)	$4,954,301		$4,687,169		$4,394,512

	Average Balances
	2023		2022		2021		2020		2019
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$234,011	4.8%	$185,314	4.1%	$193,370	4.5%	$203,314	4.9%	$176,165	4.5%
Real estate - construction	32,702	0.7	36,815	0.8	31,014	0.7	26,641	0.6	27,728	0.7
Real estate - mortgage	4,279,194	87.8	4,065,135	89.3	3,870,097	89.2	3,667,909	88.2	3,433,683	87.4
Home equity lines of credit	313,914	6.4	254,168	5.6	233,628	5.4	255,583	6.1	277,905	7.1
Installment loans	15,345	0.3	9,849	0.2	8,725	0.2	9,952	0.2	10,718	0.3

Total loans	4,875,166	100.0%	4,551,281	100.0%	4,336,834	100.0%	4,163,399	100.0%	3,926,199	100.0%
Less: Allowance for loan losses	46,971		46,124		49,421		47,330		44,639
Net loans (1)	$4,828,195		$4,505,157		$4,287,413		$4,116,069		$3,881,560

(1)	Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing, and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, and also by offering competitive interest rates to expand the loan portfolio.  Specifically, low closing costs, no escrow or private mortgage insurance for qualified borrowers, quick loan decisions, and fast closings were identified and marketed.  The average balance of residential real estate mortgage loans was approximately $4.29 billion in 2023 and approximately $4.08 billion in 2022.  Income on residential real estate loans increased to $154.2 million in 2023 from $140.4 million in 2022.  The yield on the portfolio increased from 3.44% in 2022 to 3.60% in 2023.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market areas.

TrustCo does not make subprime loans or purchase investments collateralized by subprime loans.  A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender, or some combination of these.  For instance, adjustable loans underwritten at initial low “teaser” rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime.  TrustCo underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.

Average commercial loans of increased by $49.5 million from $206.1 million in 2022 to $255.7 million in 2023.  Average commercial loans included $21.0 million and $22.3 million of commercial real estate construction loans in 2023 and 2022, respectively.  The average yield on the commercial loan portfolio increased to 5.20% for 2023 from 4.93% in 2022, primarily as a result of higher interest rates on originations and repricing of variable rate loans due to the current rate environment.  Interest income on commercial loans was $13.3 million in 2023 compared to $10.2 million in 2022, up also primarily as a result of the interest rate environment and more originations.

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

TrustCo has a strong position in the home equity credit line product in its market area.  During 2023, the average balance of home equity credit lines was $313.9 million, an increase from $254.2 million in 2022.  Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  TrustCo’s average yield on this portfolio was 6.03% for 2023 and 4.31% for 2022 reflecting increases in the prime lending rate that occurred in 2022 and 2023.  Interest income on home equity credit lines increased from $11.0 million in 2022 to $18.9 million in 2023.  Management expects that the anticipated decline in interest rates during 2024 should increase demand for residential mortgages.

Index
At December 31, 2023 and 2022, the Company had approximately $29.1 million and $36.4 million of real estate construction loans, respectively.  Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million was secured by first mortgages to residential borrowers with the remaining $21.1 million were loans to commercial borrowers for residential construction projects.  Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million was secured by first mortgages to residential borrowers with the remaining $22.3 million comprised of loans to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2023.  Loans having no stated maturity and overdrafts are shown as due in one year or less.  Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:
					Total Due
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	After 1 Year	Total
Commercial	$13,061	$56,674	$162,728	$19,792	$239,194	$252,255
Commercial - other	6,776	8,411	6,056	17	14,484	21,260
First Mortgage	10,728	11,811	491,677	3,792,889	4,296,377	4,307,105
Home Equity Loans	63	2,163	25,403	30,329	57,895	57,958
Home Equity Lines of Credit	2,316	172,845	107,408	64,846	345,099	347,415
Installment	1,671	11,763	3,452	-	15,215	16,886
	$34,455	$263,667	$796,724	$3,908,033	$4,968,264	$5,002,879

The following table shows the loans as of December 31, 2023 due after December 31, 2024 according to type and loan category:

		Floating or
(dollars in thousands)	Fixed Rates	Adjustable Rates	Total

Commercial	$239,194	$-	$239,194
Commercial - other	14,484	-	14,484
First Mortgage	4,296,377	-	4,296,377
Home Equity Loans	57,895	-	57,895
Home Equity Lines of Credit	140	344,959	345,099
Installment	15,215	-	15,215
	$4,623,305	$344,959	$4,968,264

Index
INVESTMENT SECURITIES

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

(dollars in thousands)	As of December 31,
	2023		2022		2021
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$121,728	$118,668	$124,123	$118,187	$59,976	$59,179
State and political subdivisions	26	26	34	34	41	41
Mortgage backed securities and collateralized mortgage obligations-residential	263,182	237,677	291,431	260,316	269,907	270,798
Corporate bonds	80,150	78,052	85,641	81,346	45,805	45,337
Small Business Adminstration-guaranteed participation securities	18,740	17,186	23,115	20,977	31,303	31,674
Other	687	680	686	653	685	684
Total securities available for sale	484,513	452,289	525,030	481,513	407,717	407,713
Held to maturity securities:

Mortgage backed securities and collateralized mortgage obligations-residential	6,458	6,396	7,707	7,580	9,923	10,695
Total held to maturity securities	6,458	6,396	7,707	7,580	9,923	10,695
Total investment securities	$490,971	$458,685	$532,737	$489,093	$417,640	$418,408

Securities Available for Sale

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

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2023, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2023, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2023 the Company did not consider any of the unrealized losses to be other than temporary.

At December 31, 2023, the carrying value of securities available for sale amounted to $452.3 million, compared to $481.5 million at year-end 2022.  For 2023, the average balance of securities available for sale was $501.1 million with an average yield of 2.27%, compared to an average balance in 2022 of $480.1 million with an average yield of 1.97%.  The taxable equivalent income earned on the securities available for sale portfolio in 2023 was $11.4 million, compared to $9.4 million earned in 2022.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2023, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $286 thousand and gross unrealized losses of approximately $32.5 million.  At December 31, 2022, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $35 thousand and gross unrealized losses of approximately $43.6 million.   As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Index
Held to Maturity Securities

At December 31, 2023, the Company held $6.5 million of held to maturity securities, compared to $7.7 million at December 31, 2022.  For 2023, the average balance of held to maturity securities was $7.1 million, compared to $8.6 million in 2022.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds Sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities increased slightly from 3.97% in 2022 to 4.20% in 2023 due primarily to normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $343 thousand in 2022 to $296 thousand in 2023, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2023 was $6.4 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2023 there were $136 thousand of unrecognized losses and $74 thousand of unrecognized gains on securities in this portfolio.

Securities Gains

During 2023, 2022 and 2021, TrustCo did not recognize any net gains from securities transactions.  There were no sales or transfers of held to maturity securities in 2023, 2022 or 2021.

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

Securities pledged totaled $155.3 million, which results in $303.4 million in unpledged securities.  In addition to unpledged securities, TrustCo had $578.0 million of cash and cash equivalents and borrowing capacity of $938.6 million as of December 31, 2023.

Index
SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2023
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
Debt securities available for sale:	1 Year	5 Years	10 Years	10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$40,000	$81,728	$-	$-	$121,728
Fair Value	39,639	79,029	-	-	118,668
Weighted average yield	1.98%	2.88	-	-	2.63
State and political subdivisions
Amortized cost	$8	18	-	-	26
Fair Value	8	18	-	-	26
Weighted average yield	5.23%	5.28	-	-	5.27
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$1,635	121,319	140,228	-	263,182
Fair Value	1,570	111,056	125,051	-	237,677
Weighted average yield	-%	2.33	3.02	-	2.68
Corporate bonds
Amortized cost	$30,057	50,093	-	-	80,150
Fair Value	29,781	48,271	-	-	78,052
Weighted average yield	2.77%	2.59	-	-	2.65
Small Business Administration-guaranteed participation securities
Amortized cost	$-	18,740	-	-	18,740
Fair Value	-	17,186	-	-	17,186
Weighted average yield	-%	2.21	-	-	2.21
Mortgage backed securities and collateralized mortgage obligations-commercial
Amortized cost	$-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Other
Amortized cost	$637	50	-	-	687
Fair Value	631	49	-	-	680
Weighted average yield	1.23%	3.18	-	-	1.37
Total securities available for sale
Amortized cost	$72,337	$271,948	$140,228	$-	$484,513
Fair Value	$71,629	$255,609	$125,051	$-	$452,289
Weighted average yield	2.60%	2.53	3.02	-	2.64

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	-	109	2,339	4,010	6,458
Fair Value	-	107	2,217	4,072	6,396
Weighted average yield	-%	3.31	2.92	5.58	4.37
Corporate bonds
Amortized cost	-	-	-	-	-
Fair Value	-	-	-	-	-
Weighted average yield	-%	-	-	-	-
Total held to maturity securities
Amortized cost	$-	$109	$2,339	$4,010	$6,458
Fair Value	$-	$107	$2,217	$4,072	$6,396
Weighted average yield	-%	3.31	2.92	5.58	4.37%

Maturity and Call Dates of Securities

Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate management purposes, it is important for TrustCo to monitor both maturity dates and call dates.  The level of calls in 2020 was higher than the 2021, 2022 and 2023 levels due to the significant reduction in interest rates in early 2020 as a result of the pandemic.  Given the current interest rate environment, the probability of future calls will depend on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2023.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2023 on each type/maturity grouping.

Index
SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2023
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$70,700	$70,059	$179,012	$174,428
1 to 5 years	133,276	128,683	165,272	152,810
5 to 10 years	82,172	76,061	140,229	125,051
After 10 years	198,365	177,486	-	-
Total debt securities available for sale	$484,513	$452,289	$484,513	$452,289

Held to maturity securities:

(dollars in thousands)	As of December 31, 2023
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$-	$-	$-	$-
1 to 5 years	109	107	3,371	3,247
5 to 10 years	2,339	2,217	3,087	3,149
After 10 years	4,010	4,072	-	-
Total held to maturity securities	$6,458	$6,396	$6,458	$6,396

Federal Funds Sold and Other Short-term Investments

During 2023, the average balance of Federal Funds sold and other short-term investments was $521 million, a decrease from $969 million in 2022.  The average rate earned on these assets was 5.10% in 2023 and 1.47% in 2022. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $529 million for 2023, compared to $607 million at year-end 2022.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2023, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2024 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Index
Deposits: Average total deposits were approximately $5.2 billion in 2023, compared to approximately $5.3 billion in 2022, a decrease of $82.9 million.  Changes in deposit categories (average balances 2023 versus 2022) included: demand deposits down $54.9 million, interest-bearing checking deposits down $122.4 million, savings down $229.0 million, money market down $139.5 million and time deposits up $462.9 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The balance in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

The Company has been proactive in retaining deposits, which is evident since total deposits have increased since December 31, 2022.  Total deposits as of December 31, 2023 increased $158.0 million to $5.35 billion from December 31, 2022.  As we move forward, TrustCo’s objective is to continue to encourage customers to retain these funds in the expanded product offerings of the Bank through aggressive marketing and product differentiation.  The Company understood the big inflows of deposits during the pandemic were temporary and that is why it did not invest that liquidity into securities or loans, but instead retained that liquidity on the balance sheet for when depositors would start to absorb the funds. This gave the Company flexibility to strategically price deposits while retaining core customers.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2023	2022	Components of
				vs.	vs.	Total Funding
	2023	2022	2021	2022	2021	2023	2022	2021

Retail deposits
Demand deposits	$784,021	$838,944	$750,111	$(54,923)	$88,833	14.7%	15.3%	13.8%
Savings	1,323,995	1,553,016	1,397,432	(229,021)	155,584	24.8	28.3	25.8
Time deposits under $250 thousand	1,057,048	755,842	964,541	301,206	(208,699)	19.8	13.8	17.8
Interest bearing checking accounts	1,067,972	1,190,337	1,134,702	(122,365)	55,635	20.0	21.7	20.9
Money market deposits	606,230	745,714	739,139	(139,484)	6,575	11.4	13.6	13.6
Total retail deposits	4,839,266	5,083,853	4,985,925	(244,587)	97,928	90.7	92.7	91.9
Time deposits over $250 thousand	380,288	218,586	202,422	161,702	16,164	7.1	4.0	3.7
Short-term borrowings	114,639	177,599	232,815	(62,960)	(55,216)	2.2	3.3	4.4
Total purchased liabilities	494,927	396,185	435,237	98,742	(39,052)	9.3	7.3	8.1
Total sources of funding	$5,334,193	$5,480,038	$5,421,162	$(145,845)	$58,876	100.0%	100.0	100.0

Index
AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2023			2022			2021
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$4,875,166	$187,456	3.84%	$4,551,281	$162,214	3.56%	$4,336,834	$159,168	3.67%

Securities available for sale:
U.S. government sponsored enterprises	121,574	2,805	2.31	89,557	1,405	1.57	63,743	314	0.49
State and political subdivisions	33	2	6.71	41	2	6.66	48	2	6.56
Mortgage backed securities and collateralized mortgage obligations-residential	275,565	6,146	2.23	284,901	5,677	1.99	308,777	4,515	1.46
Corporate bonds	82,865	1,987	2.40	78,266	1,804	2.31	53,699	1,065	1.98
Small Business Administration- guaranteed participation securities	20,410	437	2.14	26,679	551	2.07	35,723	745	2.09
Other	686	10	1.46	686	9	1.31	685	20	2.92
Total securities available for sale	501,133	11,387	2.27	480,130	9,448	1.97	462,675	6,661	1.44
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	7,053	296	4.20	8,647	343	3.97	11,733	435	3.71
Total held to maturity securities	7,053	296	4.20	8,647	343	3.97	11,733	435	3.71
Federal Reserve Bank and Federal Home Loan Bank stock	6,018	500	8.31	5,749	305	5.31	5,578	260	4.66
Federal funds sold and other short-term investments	521,021	26,567	5.10	969,043	14,292	1.47	1,111,257	1,458	0.13
Total interest earning assets	5,910,391	226,206	3.83%	6,014,850	186,602	3.10%	5,928,077	167,982	2.83%
Allowance for loan losses	(46,971)			(46,124)			(49,421)
Cash and noninterest earning assets	172,641			190,278			196,825
Total assets	$6,036,061			$6,159,004			$6,075,481
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$1,067,972	382	0.04%	$1,190,337	190	0.02%	$1,134,702	178	0.02%
Savings	1,323,995	2,531	0.19	1,553,016	920	0.06	1,397,432	624	0.04
Time deposits and money markets	2,043,566	50,439	2.47	1,720,142	4,617	0.27	1,906,102	5,863	0.31
Total interest bearing deposits	4,435,533	53,352	1.20	4,463,495	5,727	0.13	4,438,236	6,665	0.15
Short-term borrowings	114,639	1,009	0.88	177,599	740	0.42	232,815	909	0.39
Total interest bearing liabilities	4,550,172	54,361	1.19%	4,641,094	6,467	0.14%	4,671,051	7,574	0.16%
Demand deposits	784,021			838,944			750,111
Other liabilities	81,656			81,880			74,396
Shareholders' equity	620,212			597,086			579,923
Total liabilities and shareholders' equity	$6,036,061			$6,159,004			$6,075,481
Net interest income		171,845			180,135			160,408
Taxable equivalent adjustment (Non-GAAP)		-			1			1
Net interest income (Non-GAAP)		$171,845			$180,136			$160,409
Net interest spread			2.64%			2.96%			2.67%
Net interest margin (net interest income
to total interest earnings assets)			2.91			2.99			2.71

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2023, 2022 and 2021.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $(30.7) million, $(22.0) million, and $3.3 million in 2023, 2022, and 2021, respectively, of net unrealized (loss) gain, net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized income (loss) has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans

The overall cost of interest bearing deposits increased as a result of higher deposit rates throughout the year as a result of the current interest rate environment.  The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations.  In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.  Given the current interest rate environment, the Company expects the cost of interest bearing deposits to continue to increase in 2024 until the Federal Reserve lowers rates.

Other Funding Sources

The Company had $114.6 million of average short‑term borrowings outstanding during 2023, compared to $177.6 million in 2022.  The decrease over the prior year is attributable to customer behavior and the products they choose.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was 0.88% in 2023 and 0.42% in 2022.  This resulted in interest expense of approximately $1.0 million in 2023, compared to $740 thousand in 2022.

Index
AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2023	2022	2021	2020	2019
Individuals, partnerships and corporations	$5,195,100	$5,262,996	$5,144,071	$4,700,635	$4,380,866
States and political subdivisions	5,421	14,854	15,761	15,709	8,663
Other (certified and official checks, etc.)	19,033	24,589	28,515	26,108	19,531
Total average deposits by type of depositor	$5,219,554	$5,302,439	$5,188,347	$4,742,452	$4,409,060

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT

(dollars in thousands)
As of December 31, 2023

Under 3 months	$116,272
3 to 6 months	100,306
6 to 12 months	162,671
Over 12 months	95,107

Total	$474,356

As of December 31, 2023 and 2022, approximately $1.03 billion and $968.6 million, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

Index
VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2023 vs. 2022			2022 vs. 2021
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income (TE):

Federal funds sold and other short-term investments	$12,275	$(9,179)	$21,454	$12,834	$(211)	$13,045
Trading securities (taxable)	-	-	-	-	-	-
Securities available for sale:
Taxable	1,939	389	1,550	2,787	157	2,630
Tax-exempt	(1)	(1)	-	-	0	(0)
Total securities available for sale	1,938	388	1,550	2,787	157	2,630
Held to maturity securities (taxable)	(47)	(65)	18	(92)	(121)	29
Federal Reserve Bank and Federal Home Loan Bank stock	195	15	180	45	8	37
Loans, net	25,242	13,228	12,014	3,046	7,572	(4,526)
Total interest income	39,603	4,387	35,216	18,620	7,405	11,215

Interest expense:
Interest bearing checking accounts	192	(22)	214	12	9	3
Savings	1,611	(155)	1,766	296	76	220
Time deposits and money markets	45,822	2,217	43,605	(1,246)	(747)	(499)
Short-term borrowings	269	(333)	602	(169)	(227)	58
Total interest expense	47,894	1,707	46,187	(1,107)	(889)	(218)
Net interest income (TE)	$(8,291)	$2,680	$(10,971)	$19,727	$8,294	$11,433

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

As of December 31, 2023, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2023 and 2022, Trustco Bank met the definition of “well-capitalized.”

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

The Company’s dividend payout ratio was 46.71% of net income in 2023 and 35.86% of net income in 2022. The Company executed a 1 for 5 reverse stock split on May 28, 2021.  The per-share dividend paid was $1.44 in 2023 and $1.41 in 2022, adjusted for the reverse split.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

Index
TrustCo’s consolidated Tier 1 risk-based capital was 18.90% of risk-adjusted assets at December 31, 2023, and 18.93% of risk‑adjusted assets at December 31, 2022.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2023 was 10.79%, as compared to 10.39% at year-end 2022.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 6,696 participants.  During 2023, $2.2 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On February 18, 2021 the Company’s Board of Directors authorized another share repurchase program of up to 2,000,000 shares and was adjusted to 400,000 shares as a result of the approval of the Reverse Stock Split, and represented approximately 2% of its then currently outstanding common stock.  During the year ended December 31, 2021, the Company repurchased a total of 70 thousand shares at an average price per share of $32.82, for a total of $2.3 million under its Board authorized share repurchase program.  On March 9, 2022 the Company’s Board of Directors authorized another share repurchase program of up to 200,000 shares, or approximately 1% of its then currently outstanding common stock.  During the year ended December 31, 2022, the Company repurchased a total of 200,000 shares at an average price per share of $33.44, for a total of $7.0 million, under its Board authorized share repurchase program.  On March 17, 2023 the Company’s Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock.  There were no repurchases during 2023.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2023, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2023 and 2022 totaled $17.9 million and $19.6 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.35% in 2023 and 0.37% in 2022.  As of December 31, 2023 and 2022, there were $7.5 million and $7.6 million, respectively, of loans in non-accruing status that were less than 90 days past due.

Index
At December 31, 2023, nonperforming loans included a mix of commercial and residential loans.  Of the total non-accrual loans of $17.7 million, $16.6 were residential real estate loans and $850 thousand were commercial loans.  It is the Company’s policy to classify loans as nonperforming if three monthly payments have been missed.  Economic conditions generally improved as compared to the prior year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2023, 65.1% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 34.9% of the loan portfolio are Florida loans.  At December 31, 2023, 14.7% of nonperforming loans were in Florida and 85.3% were in the Company’s New York area markets.  At December 31, 2023 nonperforming Florida loans amounted to $2.6 million compared to $2.3 million at December 31, 2022.

(dollars in thousands)	As of December 31,
	2023		2022		2021		2020		2019
Loans in non-accrual status	$17,663		$17,483		$18,739		$21,061		$20,840
Restructured retail loans	3		10		17		23		29
Total nonperforming loans	17,666		17,493		18,756		21,084		20,869
Foreclosed real estate	194		2,061		362		541		1,579
Total nonperforming assets	$17,860		$19,554		$19,118		$21,625		$22,448
Allowance for credit losses on loans	$48,578		$46,032		$44,267		$49,595		$44,317
Allowance coverage of nonperforming loans	2.75	x	2.63	x	2.36	x	2.35	x	2.12	x
Allowance for credit losses on loans to nonaccrual loans	2.75	x	2.63	x	2.36	x	2.35	x	2.13	x
Nonperforming loans as a % of total loans	0.35%		0.37%		0.42%		0.50%		0.51%
Nonperforming assets as a % of total assets	0.29%		0.33%		0.31%		0.37%		0.43%
Non-accrual loans to total loans outstanding	0.35%		0.37%		0.42%		0.50%		0.51%

The Company places loans on non-accrual at the time the loan is 90 days delinquent unless facts and circumstances warrant classification of non-accrual even if the borrower is not 90 days past due.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2023, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.  None of these loans involve more than normal risk of collectability or present other unfavorable features.

At year-end 2023 and 2022 there were $194 thousand and $2.1 million of foreclosed real estate, respectively.  We generally initiate foreclosure proceedings on real estate loans when a loan enters non-accrual status based upon non-payment, unless the borrower is paying in accordance with an agreed upon modified payment agreement. We obtain an updated appraisal upon the commencement of legal action to calculate a potential collateral shortfall and to reserve appropriately for the potential loss. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure action is completed, the property securing the loan is transferred to Other Real Estate Owned (“OREO”) status. We generally attempt to utilize all available remedies, such as note sales in lieu of foreclosure, in an effort to resolve non-accrual loans and OREO properties as quickly and prudently as possible in consideration of market conditions, the physical condition of the property and any other mitigating circumstances. We have not initiated any expected or imminent foreclosure proceedings that are likely to have a material adverse impact on our consolidated financial statements. In the event that a non-accrual loan is subsequently brought current, it is returned to accrual status once the doubt concerning collectability has been removed and the borrower has demonstrated performance in accordance with the loan terms and conditions for a period of generally at least six months.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has generally not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Index
Allowance for Credit Losses on Loans

On January 1, 2022, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses" (referred to as “CECL” and as Accounting Standards Codification Topic 326 (“ASC 326”)). Under this standard, allowances have been established for loans and commitments to lend. The allowance for credit losses on loans (“ACLL”) replaces the previous allowance for loan losses (“ALL”). Upon adoption of CECL, the ACLL increased by $2.4 million to $46.6 million from $44.3 at December 31, 2021 under the ALL.  The allowance for credit losses on unfunded commitments (“ACLUC’) increased from $18 thousand to $2.4 million and is recorded in accrued expenses and other liabilities. The Company recorded a net decrease to undivided profits of $3.5 million, net of $1.2 million in deferred tax balances as of January 1, 2022 for the cumulative effect of adopting CECL.

For the year ended December 31, 2023, the Company recorded a provision for credit losses of $1.3 million, which includes a provision for credit losses on loans of $2.5 million as a result of increased unemployment forecast offset by a sustained low level of NPL’s and charge-offs, and a benefit for credit losses on unfunded commitments of $1.3 million as a result of a corresponding decrease in unfunded commitments.  For the year ended December 31, 2022, the Company recorded a credit to the provision for credit losses of $341 thousand, which included a credit to the provision for credit losses on loans of $900 thousand as a result of improving unemployment, housing price forecasts and a sustained low level of NPLs and charge-offs, and a provision for credit losses on unfunded commitments of $659 thousand as a result of a corresponding increase in unfunded commitments. The $5.5 million credit to the provision for loan losses in 2021, under the incurred loss method, was primarily driven by improvements in asset quality trends and economic conditions, as well as adjustments to the pandemic specific provision made in 2020.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the Moody’s stagflation forecast for December 31, 2023 for economic modeling, consistent with the prior year.

See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans recovered in 2023 and 2022 were $46 thousand and $312 thousand, respectively.  The decrease in net recoveries was primarily the result of more gross charge offs in the New York residential segment of the portfolio, partially offset by more recoveries in New York for all segments.   New York commercial, residential, and installment gross recoveries were up $125 thousand, down $58 thousand, and up $38 thousand, respectively, from 2023 to 2022. Total gross charge-offs in 2023 were $547 thousand versus $152 thousand in 2022.  There were no Florida commercial charge-offs in either 2023 or 2022, and New York commercial charge-offs decreased $40 thousand from 2023 to 2022.  Residential gross charge-offs were up $347 thousand from 2023 to 2022 and gross installment charge‑offs increased $88 thousand from 2023 to 2022.  The changes in gross and net charge-offs in these categories reflected economic and real estate market changes.

Conditions in most of the Bank’s market areas are stabilizing or improving as compared to 2022 however, should general economic conditions weaken and/or real estate values begin to decline again, the level of problem loans may increase, as would the level of the provision for credit losses.

Index
SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2023	2022	2021	2020	2019

Amount of loans outstanding at end of year (less unearned income)	$5,002,879	$4,733,201	$4,438,779	$4,244,470	$4,062,196
Average loans outstanding during year (less average unearned income)	4,875,166	4,551,281	4,336,834	4,163,399	3,926,199
Balance of allowance at beginning of year	46,032	44,267	49,595	44,317	44,766
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	-	2,353	-	-	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	46,032	46,620	49,595	44,317	44,766

Loans charged off:
Commercial and commercial real estate	-	40	30	36	20
Real estate mortgage - 1 to 4 family	371	24	340	404	974
Installment	176	88	60	221	213
Total	547	152	430	661	1,207
Recoveries of loans previously charged off:
Commercial and commercial real estate	129	4	32	10	46
Real estate mortgage - 1 to 4 family	417	450	466	317	532
Installment	47	10	54	12	21
Total	593	464	552	339	599
Net loan (recoveries) chargeoffs	(46)	(312)	(122)	322	608
Provision (credit) for credit losses on loans	2,500	(900)	(5,450)	5,600	159
Balance of allowance at end of year	$48,578	$46,032	$44,267	$49,595	$44,317

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.00%	(0.01)%	-%	0.01%	0.02%

Allowance as a percent of loans outstanding at end of year	0.97	0.97	1.00	1.17	1.09

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

	For the Years Ended December 31,
(dollars in thousands)	2023			2022			2021
			Net charge-			Net charge-			Net charge-
			offs as a			offs as a			offs as a
	Net	Average	percent of	Net	Average	percent of	Net	Average	percent of
	charge-offs	loans	average loans	charge-offs	loans	average loans	charge-offs	loans	average loans
	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding

Commercial	$(129)	$255,666	-0.05%	$36	$206,144	0.02%	$(2)	$210,145	0.00%
Real estate mortgage - 1 to 4 family	(46)	4,604,155	0.00%	(426)	4,335,288	-0.01%	(126)	4,117,964	0.00%
Installment	129	15,345	0.84%	78	9,849	0.79%	6	8,725	0.07%
Total net (recoveries) chargeoffs	$(46)	$4,875,166	0.00%	$(312)	$4,551,281	-0.01%	$(122)	$4,336,834	0.00%

Our loan portfolio experienced an annualized net charge-off rate of 0.00% for the year ended December 31, 2023, an increase of one basis point from the (0.01%) rate for the year ended December 31, 2022.

Index
Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of		As of
	December 31, 2023		December 31, 2022
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$2,519	5.05%	$2,343	4.41%
Real estate - construction	291	0.58%	385	0.77%
Real estate mortgage - 1 to 4 family	40,745	87.09%	38,859	88.51%
Home equity lines of credit	4,805	6.94%	4,280	6.05%
Installment Loans	218	0.34%	165	0.26%
	$48,578	100.00%	$46,032	100.00%
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

The Company uses a third party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income.  The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet.  Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model.  This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company.  All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.  Actual results could differ from these estimates.

Using this model, the fair values of capital projections as of December 31, 2023 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2023.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase and decrease by 100, 200, 300 and 400 basis points (BP), assuming the yield curve of the rate shocks will be parallel to each other.

Index
(dollars in thousands)	December 31, 2023
			1 to 12 Months		13 to 24 Months
Change in	$ Amount	% Change	$ Amount	% Change	$ Amount	% Change
Interest Rates	of EVE	in EVE	of NII	In NII	of NII	In NII

+400 BP	898,643	-29.6%	122,481	-22.5%	125,700	-27.1%
+300 BP	953,306	-25.4%	130,445	-17.4%	135,000	-21.7%
+200 BP	1,062,995	-16.8%	148,625	-5.9%	154,517	-10.3%
+100 BP	1,203,607	-5.8%	153,946	-2.5%	165,326	-4.1%
Current rates	1,277,316	0.0%	157,954	0.0%	172,351	0.0%
-100 BP	1,298,345	1.6%	163,878	3.8%	178,706	3.7%
-200 BP	1,234,579	-3.3%	165,053	4.5%	178,247	3.4%
-300 BP	1,113,687	-12.8%	162,736	3.0%	172,680	0.2%
-400 BP	900,250	-29.5%	161,139	2.0%	170,901	-0.8%

At December 31, 2023, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.79%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 22.9% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.8% at December 31, 2023, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2023.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

Index
INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2023
	Repricing in:
	Less than 1	1-5	Over 5	Rate
	year	years	years	Insensitive	Total
Total assets	$1,522,595	2,518,306	1,952,495	174,795	6,168,191
Cumulative total assets	$1,522,595	4,040,901	5,993,396	6,168,191
Total liabilities and shareholders' equity	$2,388,792	120,872	2,929,225	729,302	6,168,191
Cumulative total liabilities and shareholders' equity	$2,388,792	2,509,664	5,438,889	6,168,191

Cumulative interest sensitivity gap	$(866,197)	1,531,237	554,507
Cumulative gap as a % of interest earning assets for the period	(56.9%)	37.9%	9.3%
Cumulative interest sensitive assets to liabilities	63.7%	161.0%	110.2%

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

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See “Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities” in the 2023 Form 10-K.

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

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.84 billion in 2023 and $5.08 billion in 2022.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2023, the average balance of purchased liabilities was $495.9 million, compared with $396.2 million in 2022.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The decrease in borrowed funds from $177.6 million to $114.6 million is wholly the result of customers’ behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

Index
The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2023 the amount available to borrow from the FHLBNY was $938.6 million, and there were no outstanding borrowings as of December 31, 2023.  In addition, as noted, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Management believes that the Company’s overall liquidity position remains strong.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  As of December 31, 2023 and 2022, TrustCo’s loan to deposit ratio was 93.5% and 91.2%, respectively.  In addition, at December 31, 2023 and 2022, the Company had cash and cash equivalents totaling $578.0 million and $650.6 million, respectively, as well as unpledged securities available for sale with a fair value of $297.1 million and $310.1 million, respectively.  The Federal Reserve raised the Federal Funds rate in four times in 2023; however, it is our expectation that there will be Federal Funds rate decreases throughout 2024, which will more than likely ease pressure on deposit rates during 2024.  Management believes that the Company currently has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.

The Company is contractually obligated to make the following payments on leases as of December 31, 2023:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating leases	$8,479	$15,182	$10,546	$16,485	$50,692

In addition, the Company is contractually obligated to pay data processing vendors approximately $9 million to $10 million per year through 2025.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $1.8 to $2.1 million per year through 2033.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $5.6 million and $4.9 million, respectively, as of December 31, 2023 and 2022. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2023 and 2022, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $596.8 million and $535.4 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $4.8 million and $5.3 million at December 31, 2023 and 2022, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2023 and 2022 was insignificant.

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

The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (within accrued expenses and other liabilities) with adjustments to the reserve recognized in provision (credit) for credit losses in the consolidated income statement.  The impact of the adoption of CECL was an additional liability of $2.3 million as of January 1, 2022.  The Company recorded a benefit for credit losses of $1.3 million in 2023, and a provision for credit losses of $559 thousand in 2022. As of December 31, 2023 and 2022 the allowance for unfunded commitments was $1.7 million and $2.9 million, respectively.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $18.3 million in 2023, $19.3 million in 2022 and $17.9 million in 2021.  Fees for services to customers was down $299 thousand in 2023 compared to 2022 primarily as a result of decreased interchange fees.  The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees, as well as types of fees where appropriate.  The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was relatively flat and only down $34 thousand in 2023 compared to 2022.

Trustco Wealth Management contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $6.4 million in 2023, $7.0 million in 2022 and $7.4 million in 2021.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Wealth Management.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Wealth Management are not included on the Company’s Consolidated Financial Statements because Trustco Wealth Management holds these assets in a fiduciary capacity.  At December 31, 2023, 2022 and 2021, fair value of assets under management by the Trustco Wealth Management were approximately $967 million, $918 million and $1.1 billion, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.  The decline in income is due to the timing of market value fluctuations offset by fees for other services.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2023 vs. 2022
	2023	2022	2021	Amount	Percent

Wealth Management income	$6,425	$7,037	$7,358	$(612)	(8.7)%
Fees for services to customers	10,648	10,947	9,799	(299)	(2.7)
Other	1,242	1,276	780	(34)	(2.7)
Total noninterest income	$18,315	$19,260	$17,937	$(945)	(4.9)%

Noninterest expense: Noninterest expense was $111.3 million in 2023, $100.3 million in 2022, and $101.7 million in 2021.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 60.1% for 2023.  TrustCo’s efficiency ratio was 56.7% in 2023, 50.2% in 2022 and 56.9% in 2021.  In 2023 non-recurring losses, non-recurring expenses, and branch closure expenses were excluded from this calculation.  In 2022, net gain on sale of building was excluded from this calculation.  Other real estate owned expense or income was excluded from this calculation for all periods presented.

Index
NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2023 vs. 2022
	2023	2022	2021	Amount	Percent

Salaries and employee benefits	$51,242	$45,904	$48,721	$5,338	11.6%
Net occupancy expense	17,427	17,527	17,742	(100)	(0.6)
Equipment expense	7,610	6,487	6,617	1,123	17.3
Professional services	6,245	5,577	6,108	668	12.0
Outsourced services	10,039	9,210	8,384	829	9.0
Advertising expense	1,878	2,046	1,975	(168)	(8.2)
FDIC and other insurance	4,300	3,159	3,010	1,141	36.1
Other real estate expense (income), net	524	310	183	214	69.0
Other	12,032	10,099	8,922	1,933	19.1
Total noninterest expense	$111,297	$100,319	$101,662	$10,978	10.9%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2023, these expenses amounted to $51.2 million, compared with $45.9 million in 2022 and $48.7 million in 2021.  The increase in salaries and benefits in 2023 was due in part to a $2 million favorable true-up to the incentive compensation accrual upon payout in the first quarter of 2022 along with increases in various other employee benefit plan expenses in 2023.  Full time equivalent headcount was 750 as of both December 31, 2023 and 2022.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net equipment expense increased $1.1 million during 2023 compared to 2022 primarily as a result of increased computer equipment expenses.  Professional services increased $668 thousand during 2023 compared to 2022 primarily as a result of increased legal and professional fees associated with a litigation settlement expense.  Outsourced services expense increased $829 thousand during 2023 compared to 2022 primarily as a result of additional services being utilized from our providers.  FDIC and other insurance expense increased $1.1 million during 2023 compared to 2022 primarily as a result of the new assessment rate.  Other real estate expense was $524 thousand in 2023 and $310 thousand in 2022, compared to other real estate expense of $183 thousand in 2021. Included in ORE expense, net during 2023, 2022 and 2021 were write downs of properties included in ORE totaling $143 thousand, $68 thousand and $121 thousand, respectively. Additionally, included in ORE expense, net during 2023, 2022 and 2021 were gains on sale of $355 thousand, $122 thousand and $216 thousand, respectively.  Other noninterest expense was $12.0 million in 2023 compared to $10.1 million in 2022 and $8.9 million in 2021.  The increase in 2023 as compared to 2022 was primarily as a result of a litigation settlement expense.

Income Tax

TrustCo recognized income tax expense of $19.0 million, $24.2 million and $20.6 million in 2023, 2022 and 2021, respectively.  The effective tax rates were 24.4% in 2023, 24.3% in 2022, and 25.1% in 2021.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2023, 2022 and 2021 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the cost of operations, included in noninterest expense.

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

Index
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

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality.  The allowance is maintained at an amount we believe is our best estimate of life time expected losses in our loan portfolio, and fluctuations in the provision for credit losses may result from management’s assessment of the adequacy of the allowance. The allowance is made up of a quantitative calculation with an overlay for qualitative factors and a reasonable and supportable forecast. The majority of the allowance for credit losses is determined using qualitative factors. The determination of qualitative factors inherently involves significant judgement and subjective measurement being applied by management.

Assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. During 2023 and as of December 31, 2023, management utilized stagflation scenario with 100% weighting. Hypothetically, had management utilized the Moody’s most likely scenario, Baseline scenario, the impact of the allowance would be a reduction of $5.9 million.  For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 10.8% as of December 31, 2023. Hypothetically, if the prepayment assumption would be increased to 15.8%, the impact of the allowance would be a decrease of $2.5 million. Hypothetically, if the prepayment assumption would be decreased to 5.8%, the impact of the allowance would be an increase of $3.6 million. Changes in these judgments and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity, or results of operations.

Recent Accounting Pronouncements

Please refer to Note 18 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Cautionary Note Regarding Forward‑Looking Statements

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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

Risks Related to Our Operations

•	changes in interest rates may significantly impact our financial condition and results of operations;

•	ongoing inflationary pressures and continued elevated prices may affect our results of operations and financial condition;

•	exposure to credit risk in our lending activities;

•
our commercial loan portfolio is increasing and the inherently higher risk of loss may lead to additional provisions for credit losses or charge-offs, which would negatively impact earnings and capital;

•	the allowance for credit losses on loans (“ACLL”) is not sufficient to cover expected loan losses, resulting in a decrease in earnings;

•	our inability to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities;

•	we are subject to claims and litigation pertaining to fiduciary responsibility and lender liability;

•	our dependency upon the services of the management team;

Index
•	our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

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

•
increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks

Risks Related to Market Conditions

•	a prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our operations and financial results;

•
instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition;

•
any downgrade in the credit rating of the U.S. government or default by the U.S. government as a result of political conflicts over legislation to raise the U.S. government’s debt limit may have a material adverse effect on us;

•	the soundness of other financial institutions could adversely affect us;

•	any government shutdown could adversely affect the U.S. and global economy and our liquidity, financial condition and earnings;

•	the trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings;

Risks Related to Compliance and Regulation

•	regulatory capital rules could slow our growth, cause us to seek to raise additional capital, or both;

•	changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income;

•	changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny;

•	restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services;

•	non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

•
changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, and results of operations or cash flows;

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

Risks Related to Competition

•	strong competition within the Bank’s market areas could hurt profits and slow growth;

•	consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

Index
Risks Related to Cybersecurity, Third Parties, and Technology

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

Risks Related to Ownership of Our Securities

•
provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock; and

•	we cannot guarantee that the allocation of capital to various alternatives, including stock repurchase plans, will enhance long-term stockholder value.

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

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2023					2022
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$53,932	$56,082	$57,552	$58,640	$226,206	$41,290	$44,187	$49,041	$52,084	$186,602
Interest expense	6,967	12,030	15,331	20,033	54,361	1,194	1,127	1,248	2,898	6,467
Net interest income	46,965	44,052	42,221	38,607	171,845	40,096	43,060	47,793	49,186	180,135
(Credit) Provision for loan losses	300	(500)	100	1,350	1,250	(200)	(491)	300	50	(341)
Net interest income after provison for loan losses	46,665	44,552	42,121	37,257	170,595	40,296	43,551	47,493	49,136	180,476

Noninterest income	4,669	4,598	4,574	4,474	18,315	5,183	4,916	4,386	4,775	19,260
Noninterest expense	27,679	27,327	27,460	28,831	111,297	22,765	25,005	26,144	26,405	100,319
Income before income taxes	23,655	21,823	19,235	12,900	77,613	22,714	23,462	25,735	27,506	99,417
Income tax expense	5,909	5,451	4,555	3,052	18,967	5,625	5,591	6,371	6,596	24,183
Net income	$17,746	$16,372	$14,680	$9,848	$58,646	$17,089	$17,871	$19,364	$20,910	$75,234

Per share data:
Basic earnings	$0.93	$0.86	$0.77	$0.52	$3.08	$0.89	$0.93	$1.01	$1.10	$3.93
Diluted earnings	0.93	0.86	0.77	0.52	3.08	0.89	0.93	1.01	1.10	3.93
Cash dividends declared	0.36	0.36	0.36	0.36	1.44	0.35	0.35	0.35	0.36	1.41

Index
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

The Efficiency Ratio: Financial institutions often use an “efficiency ratio” as a measure of expense control relative to revenue from net interest income and non-interest fee income.  We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, excluding other real estate expense, net, strategic branch closing costs, and a non-recurring expense related to the settlement of a class action lawsuit, by net interest income (fully taxable equivalent) and total noninterest income as determined under GAAP, excluding gain/loss on the disposal of assets from strategic branch closures from this calculation.  We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue.  Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

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

Index
Non-GAAP Financial Measures Reconciliation

(dollars in thousands, except per share amounts)
(Unaudited)
	Years ended
	12/31/23	12/31/22	12/31/21	12/31/20	12/31/19
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$171,845	$180,135	$160,408	$153,580	$155,807
Taxable Equivalent Adjustment	-	1	1	3	5
Net interest income (Taxable Equivalent) (Non-GAAP)	$171,845	$180,136	$160,409	$153,583	$155,812

Total Interest Earning Assets	5,910,391	6,014,850	5,928,077	5,403,000	5,023,914

Net Interest Margin (GAAP)	2.91%	2.99%	2.71%	2.84%	3.10%
Taxable Equivalent Net Interest Margin (Non-GAAP)	2.91%	2.99%	2.71%	2.84%	3.10%

	Years ended
	12/31/23	12/31/22	12/31/21	12/31/20	12/31/19
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	$171,845	$180,136	$160,409	$153,583	$155,812
Non-interest income (GAAP)	18,315	19,260	17,937	17,170	18,591
Non-recurring loss	101	-	-	-	-
Less: Net gain on securities	-	-	-	1,155	-
Less: Net gain on sale of building and net gain on sale of nonperforming loans		268	-	-	-
Revenue used for efficiency ratio (Non-GAAP)	$190,261	$199,128	$178,346	$169,598	$174,403

Total Noninterest expense (GAAP)	$111,297	$100,319	$101,662	$95,704	$97,730
Less: Branch closure expense	114	-	-	-	-
Less: Non-recurring expenses (1)	2,750	-	-	-	-
Less: Other real estate (income) expense, net	524	310	183	92	(166)
Expenses used for efficiency ratio (Non-GAAP)	$107,909	$100,009	$101,479	$95,612	$97,896

Efficiency Ratio	56.72%	50.22%	56.90%	56.38%	56.13%

(1)	There were no non-recurring losses or expenses in the prior periods.

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

Loan Modifications:

A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered.  The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.  Loan modifications are considered impaired loans.

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

Index
Glossary of Terms (continued)

Return on Average Equity:

Net income as a percentage of average equity.

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

Troubled Debt Restructurings (TDRs):

Prior to 2023, a refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered.  The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.  TDRs are considered impaired loans.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2023.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2023, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2023 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 11, 2024

Index

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on Internal Control – Integrated Framework: (2013) issued by COSO.

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
New York, New York
March 11, 2024

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2023	2022	2021

Interest and dividend income:
Interest and fees on loans	$187,456	$162,214	$159,168
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	2,805	1,405	314
State and political subdivisions	2	2	2
Mortgage-backed securities and collateralized mortgage obligations-residential	6,146	5,677	4,515
Corporate bonds	1,987	1,804	1,065
Small Business Administration-guaranteed participation securities	437	551	745
Other	10	9	20
Total interest and dividends on securities available for sale	11,387	9,448	6,661

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	296	343	435
Total interest on held to maturity securities	296	343	435

Federal Home Loan Bank stock	500	305	260
Interest on federal funds sold and other short-term investments	26,567	14,292	1,458
Total interest and dividend income	226,206	186,602	167,982

Interest expense:
Interest on deposits	53,352	5,727	6,665
Interest on short-term borrowings	1,009	740	909
Total interest expense	54,361	6,467	7,574

Net interest income	171,845	180,135	160,408
Provision (Credit) for credit losses	1,250	(341)	(5,450)
Net interest income after provision (credit) for credit losses	170,595	180,476	165,858

Noninterest income:
Trustco Financial Services income	6,425	7,037	7,358
Fees for services to customers	10,648	10,947	9,799
Other	1,242	1,276	780
Total noninterest income	18,315	19,260	17,937

Noninterest expense:
Salaries and employee benefits	51,242	45,904	48,721
Net occupancy expense	17,427	17,527	17,742
Equipment expense	7,610	6,487	6,617
Professional services	6,245	5,577	6,108
Outsourced services	10,039	9,210	8,384
Advertising expense	1,878	2,046	1,975
FDIC and other insurance expense	4,300	3,159	3,010
Other real estate expense, net	524	310	183
Other	12,032	10,099	8,922
Total noninterest expense	111,297	100,319	101,662

Income before income taxes	77,613	99,417	82,133
Income taxes	18,967	24,183	20,614
Net income	$58,646	$75,234	$61,519

Earnings per share:
Basic	$3.08	$3.93	$3.19
Diluted	$3.08	$3.93	$3.19

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,
	2023	2022	2021

Net income	$58,646	$75,234	$61,519

Net unrealized holding gain (loss) on securities available for sale	11,293	(43,513)	(9,715)
Tax effect	(2,921)	11,268	2,503
Net unrealized gain (loss) on securities available for sale, net of tax	8,372	(32,245)	(7,212)

Change in overfunded position in pension and postretirement plans arising during the year	7,955	(8,266)	10,297
Tax effect	(2,067)	2,148	(2,675)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	5,888	(6,118)	7,622

Amortization of net actuarial gain	(423)	(1,008)	(674)
Amortization of prior service cost (credit)	13	(313)	405
Tax effect	107	343	70
Amortization of net actuarial gain and prior service cost (credit) on pension and postretirement plans, net of tax	(303)	(978)	(199)

Other comprehensive income (loss), net of tax	13,957	(39,341)	211
Comprehensive income	$72,603	$35,893	$61,730

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2023	2022
ASSETS

Cash and due from banks	$49,274	$43,429
Federal funds sold and other short term investments	528,730	607,170
Total cash and cash equivalents	578,004	650,599
Securities available for sale	452,289	481,513
Held to maturity securities ($6,396 and $7,580 fair value at December 31, 2023 and 2022, respectively)	6,458	7,707
Federal Home Loan Bank stock	6,203	5,797
Loans, net of deferred costs	5,002,879	4,733,201
Less: Allowance for credit loss on loans	48,578	46,032
Net loans	4,954,301	4,687,169
Bank premises and equipment, net	34,007	32,556
Operating lease right-of-use assets	40,542	44,727
Other assets	96,387	89,984

Total assets	$6,168,191	$6,000,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$754,532	$838,147
Savings accounts	1,179,241	1,521,473
Interest-bearing checking	1,015,213	1,183,321
Money market deposit accounts	565,767	621,106
Time accounts	1,836,024	1,028,763
Total deposits	5,350,777	5,192,810
Short-term borrowings	88,990	122,700
Operating lease liabilities	44,471	48,980
Accrued expenses and other liabilities	38,668	35,575

Total liabilities	5,522,906	5,400,065

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:

Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,058,142 shares issued and 19,024,433 shares outstanding at both December 31, 2023 and 2022	20,058	20,058
Surplus	257,181	257,078
Undivided profits	425,069	393,831
Accumulated other comprehensive loss, net of tax	(13,237)	(27,194)
Treasury stock: 1,033,709 shares, at cost, at both December 31, 2023 and 2022	(43,786)	(43,786)

Total shareholders’ equity	645,285	599,987

Total liabilities and shareholders’ equity	$6,168,191	$6,000,052

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Beginning balance, January 1, 2021 (1)	$20,041	$256,606	$313,974	$11,936	$(34,396)	$568,161
Net income	-	-	61,519	-	-	61,519
Change in other comprehensive income (loss), net of tax	-	-	-	211	-	211
Cash used to Settle fractional shares in the Reverse Stock Split	(5)	(195)	-	-	-	(200)
Stock options exercises (9,923 shares issues) (1)	10	250	-	-	-	260
Cash dividend declared, $1.3719 per share (1)	-	-	(26,437)	-	-	(26,437)
Purchase of treasury stock (71,260 shares) (1)	-	-	-	-	(2,386)	(2,386)
Ending balance, December 31, 2021	$20,046	$256,661	$349,056	$12,147	$(36,782)	$601,128

Cumulative impact of adoption of ASU 2016-13			(3,470)			(3,470)
Balance, January 1, 2022 as adjusted for impact of adoption of ASU 2016-13	$20,046	$256,661	$345,586	$12,147	$(36,782)	$597,658
Net income	-	-	75,234	-	-	75,234
Change in other comprehensive (loss) income, net of tax	-	-	-	(39,341)	-	(39,341)
Stock options exercises (12,458 shares issued)	12	417	-	-	-	429
Cash dividend declared, $1.4100 per share	-	-	(26,989)	-	-	(26,989)
Purchase of treasury stock (208,014 shares)	-	-	-	-	(7,004)	(7,004)
Ending balance, December 31, 2022	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987

Net income	-	-	58,646	-	-	58,646
Change in other comprehensive income (loss), net of tax	-	-	-	13,957	-	13,957
Cash dividend declared, $1.4400 per share	-	-	(27,408)	-	-	(27,408)
Stock based compensation expense	-	103	-	-	-	103
Ending balance, December 31, 2023	$20,058	$257,181	$425,069	$(13,237)	$(43,786)	$645,285

(1)	All periods presented have been adjusted for the 1 for 5 reverse stock split which occurred on May 28, 2021.

See accompanying notes to consolidated financial statements.

Index
TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$58,646	$75,234	$61,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,114	4,101	4,219
Amortization of right-of-use asset	6,672	6,452	6,383
Net gain on sale of other real estate owned	(355)	(122)	(216)
Writedown of other real estate owned	143	68	121
Provision (Credit) for credit losses	1,250	(341)	(5,450)
Deferred tax expense (benefit)	2,156	4,114	(238)
Net amortization of securities	1,734	2,266	3,955
Stock based compensation expense	103	-	-
Net loss (gain) on sale of bank premises and equipment	101	(315)	-
(Increase) Decrease in taxes receivable	(79)	4,906	(148)
(Increase) Decrease in interest receivable	(2,192)	(2,393)	932
Increase (Decrease) in interest payable	3,010	439	(311)
Increase in other assets	(5,588)	(8,432)	(10,247)
Decrease in operating lease liabilities	(6,996)	(6,829)	(6,652)
Increase (Decrease) in accrued expenses and other liabilities	1,410	(522)	1,498
Total adjustments	5,483	3,392	(6,154)
Net cash provided by operating activities	64,129	78,626	55,365
Cash flows from investing activities:
Proceeds from paydowns and calls of securities available for sale	53,503	68,954	148,609
Purchases of securities available for sale	(19,678)	(203,516)	(139,962)
Proceeds from maturities of securities available for sale	5,008	15,057	9,162
Proceeds from calls and maturities of held to maturity securities	1,199	2,142	3,780
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(406)	(193)	(98)
Net increase in loans	(269,952)	(296,343)	(194,677)
Proceeds from dispositions of other real estate owned	2,399	588	764
Proceeds from dispositions of bank premises and equipment	-	470	6
Purchases of bank premises and equipment	(5,666)	(3,785)	(2,840)
Net cash used in investing activities	(233,593)	(416,626)	(175,256)
Cash flows from financing activities:
Net change in deposits	157,967	(75,319)	230,936
Net change in short-term borrowings	(33,710)	(121,986)	29,931
Proceeds from exercise of stock options and related tax benefits	-	429	260
Cash used to settle fractional shares in the Reverse Stock Split	-	-	(200)
Purchases of treasury stock	-	(7,004)	(2,386)
Dividends paid	(27,388)	(26,991)	(26,279)
Net cash provided by (used in) financing activities	96,869	(230,871)	232,262
Net (decrease) increase in cash and cash equivalents	(72,595)	(568,871)	112,371
Cash and cash equivalents at beginning of period	650,599	1,219,470	1,107,099
Cash and cash equivalents at end of period	$578,004	$650,599	$1,219,470

Cash paid during the year for:
Interest paid	$51,351	$6,028	$7,885
Income taxes paid	19,064	19,459	20,493
Non cash investing and financing activites:
Transfer of loans to real estate owned	320	2,233	490
Change in dividends payable	20	(2)	158
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	11,293	(43,513)	(9,715)
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	(2,921)	11,268	2,503
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(410)	(1,321)	(269)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	107	343	70
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	7,955	(8,266)	10,297
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(2,067)	2,148	(2,675)

See accompanying notes to consolidated financial statements.

Index
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers nature of the Issuer, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Based on the nature of the issuer, there is no allowance for credit losses on held to maturity securities.

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

Index
Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as loan modifications. Loans evaluated individually are not also included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan’s observable fair market value, or the fair value of the collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified definitively as uncollectible.

A loan for which terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered a loan modification. In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the near future without the modification.  This evaluation is performed under the Company’s underwriting policy.  Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection.  Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order.  In the case of Chapter 7 bankruptcies, even though there was no modification of terms, the borrowers’ debt to the Company was discharged and they may not reaffirm the debt.

Loan modifications that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as loan modifications, and a charge-off was taken at that time, if necessary.  Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2023 and 2022, there were $194 thousand and $2.1 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Dividend Restrictions

The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank’s and the Company’s regulators.  The Bank’s primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation, or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.  During 2024, the Bank could declare dividends of approximately $99.8 million plus any 2024 net profits retained to the date of the dividend declaration.

Index
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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2023, 2022, and 2021, the Company did not have any unvested awards that would be considered participating securities.

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

Index
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

Recently Adopted Accounting Standards

On January 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments - Credit Losses” (referred to as “CECL” and as Accounting Standards Codification Topic 326 (“ASC 326”)), which amended existing guidance to replace current generally accepted accounting principles used to measure a reporting entity’s credit losses.  The main objective of this update is to provide financial statement users with enhanced financial disclosures for more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.  To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.  The allowance for credit losses on loans is a valuation account that is deducted from, or added to, the loans’ amortized cost basis to present the net, lifetime amount expected to be collected on the loans. The measurement of expected credit losses under the CECL methodology applies to financial assets measured at amortized cost including loan receivables and held to maturity debt securities.   The update also applies to off-balance sheet exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments).

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

Index
ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures: In March 2022, FASB issued ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the amendments in this ASU require that public business entities disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments - Credit Losses -Measured at Amortized Cost. For entities, like TrustCo, that have adopted the amendments in ASU 2016-13, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption was permitted, including adoption in an interim period. An entity may have elected to adopt the loan modification guidance and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company adopted the ASU on January 1, 2023 using the prospective approach and the adoption did not have a material impact to the Company, however, disclosures were modified for the new guidance.

(2)	Cash and Cash Equivalents

Cash and Cash Equivalents includes cash on hand, due from banks, and Federal fund sold and short-term investments with original maturities of 90 days or less.  The Federal Reserve Bank requires the bank to maintain certain reserve requirements.  As of December 31, 2023 and 2022 this reserve requirement was zero.

(3)	Investment Securities

(a)	Securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$121,728	$5	$3,065	$118,668
State and political subdivisions	26	-	-	26
Mortgage backed securities and collateralized mortgage obligations - residential	263,182	270	25,775	237,677
Corporate bonds	80,150	-	2,098	78,052
Small Business Administration - guaranteed participation securities	18,740	-	1,554	17,186
Other	687	11	18	680
Total securities available for sale	$484,513	$286	$32,510	$452,289

(dollars in thousands)	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$124,123	$1	$5,937	$118,187
State and political subdivisions	34	-	-	34
Mortgage backed securities and collateralized mortgage obligations - residential	291,431	34	31,149	260,316
Corporate bonds	85,641	-	4,295	81,346
Small Business Administration - guaranteed participation securities	23,115	-	2,138	20,977
Other	686	-	33	653
Total securities available for sale	$525,030	$35	$43,552	$481,513

The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2023, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$70,701	$70,059
Due in after one year through five years	131,890	127,367
Mortgage backed securities and collateralized mortgage obligations - residential	263,182	237,677
Small Business Administration - guaranteed participation securities	18,740	17,186
	$484,513	$452,289

Index
Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2023
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$-	$-	$116,163	$3,065	$116,163	$3,065
Mortgage backed securities and collateralized mortgage obligations - residential	-	-	227,891	25,775	227,891	25,775
Corporate bonds	-	-	78,052	2,098	78,052	2,098
Other	-	-	631	18	631	18
Small Business Administration - guaranteed participation securities	-	-	17,186	1,554	17,186	1,554

Total	$-	$-	$439,923	$32,510	$439,923	$32,510

(dollars in thousands)	December 31, 2022
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$57,849	$1,290	$55,337	$4,647	$113,186	$5,937
Mortgage backed securities and collateralized mortgage obligations - residential	164,772	13,010	93,009	18,139	257,781	31,149
Corporate bonds	52,805	2,395	28,542	1,900	81,347	4,295
Small Business Administration - guaranteed participation securities	802	71	20,175	2,067	20,977	2,138
Mortgage backed securities and collateralized mortgage obligations - commercial	-	-	-	-	-	-
Other	49	1	568	32	617	33

Total	$276,277	$16,767	$197,631	$26,785	$473,908	$43,552

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2023, 2022, and 2021 are as follows:

	Years ended December 31,
(dollars in thousands)	2023	2022	2021

Proceeds from sales	$-	$-	$-
Proceeds from calls/paydowns	53,503	68,954	148,609
Proceeds from maturities	5,008	15,057	9,162
Gross realized losses	-	-	-
Gross realized gains	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $155.3 million and $171.4 million at December 31, 2023 and 2022, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2023 and 2022, respectively. All securities are performing in accordance with contractual terms.

Index
(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2023
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$6,458	$74	$136	$6,396
Total held to maturity	$6,458	$74	$136	$6,396

	December 31, 2022
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$7,707	$90	$217	$7,580
Total held to maturity	$7,707	$90	$217	$7,580

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2023, based on the securities’ final maturity.  Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.  Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$6,458	6,396
	$6,458	6,396

Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

	December 31, 2023
(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$283	$3	$2,703	$133	$2,986	$136
Total	$283	$3	$2,703	$133	$2,986	$136

Index
	December 31, 2022
(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$3,327	$206	$258	$11	$3,585	$217
Total	$3,327	$206	$258	$11	$3,585	$217

There were no allowance for credit losses recorded for held to maturity securities during 2023 and 2022 and as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms.

(c)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2023 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$165,146	$149,532
Federal Home Loan Mortgage Corporation	103,230	95,243
Corporate Bonds	80,150	78,052

(d)	Other-Than-Temporary-Impairment

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

As of December 31, 2023, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2023, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

Index
Small Business Administration (SBA) - guaranteed participation securities:

At December 31, 2023, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

Corporate Bonds and other

At December 31, 2023, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2023.

(4)	Loan Portfolio and Allowance for Credit Losses

The following table presents loans by portfolio segment:

	December 31, 2023
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$212,754	$39,501	$252,255
Other	20,863	397	21,260
Real estate mortgage - 1 to 4 family:
First mortgages	2,756,914	1,550,191	4,307,105
Home equity loans	44,152	13,806	57,958
Home equity lines of credit	212,298	135,117	347,415
Installment	12,057	4,829	16,886
Total loans, net	$3,259,038	$1,743,841	5,002,879
Less: Allowance for credit losses			48,578
Net loans			$4,954,301
*Includes New York, New Jersey, Vermont and Massachussetts.

	December 31, 2022
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$177,371	$32,551	$209,922
Other	20,221	868	21,089
Real estate mortgage - 1 to 4 family:
First mortgages	2,776,989	1,369,913	4,146,902
Home equity loans	43,999	12,550	56,549
Home equity lines of credit	191,926	94,506	286,432
Installment	9,408	2,899	12,307
Total loans, net	$3,219,914	$1,513,287	4,733,201
Less: Allowance for credit losses			46,032
Net loans			$4,687,169
*Includes New York, New Jersey, Vermont and Massachussetts.

Included in commercial loans above are Paycheck Protection Program (“PPP”) loans totaling $620 thousand and $1.0 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Company had approximately $29.1 million and $36.4 million, respectively, of real estate construction loans. Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million are secured by first mortgages to residential borrowers while approximately $21.1 million were to commercial borrowers for residential construction projects. Of the $36.4 million in real estate construction loans at December 31, 2022, approximately $14.1 million are secured by first mortgages to residential borrowers while approximately $22.3 million were to commercial borrowers for residential construction projects. The majority of construction loans are in the Company’s New York market.

At December 31, 2023 and 2022, loans to executive officers, directors, and to associates of such persons aggregated $29.3 million and $20.5 million, respectively.  During 2023, approximately $16.0 million of new loans were made, and repayments of loans totaled approximately $7.2 million.  The composition of the related parties’ loan balances had no changes during the year. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Index
Allowance for credit losses on loans

The level of the ACLL is based on factors that influence management’s current estimate of expected credit losses, including past events and current conditions. Consistent with the prior year, the Company has determined the Moody’s Stagflation forecast scenario to be appropriate for the December 31, 2023 ACLL calculation. The Company selected the Moody’s Stagflation economic forecast for credit losses as management expects that markets will experience a slight decline in economic conditions and an increase in the unemployment rate over the next two years.

Activity in the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2023, and 2022 are summarized as follows:

	For the year ended December 31, 2023
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$2,596	$43,271	$165	$46,032
Loans charged off:
New York and other states*	-	371	97	468
Florida	-	-	79	79
Total loan chargeoffs	-	371	176	547

Recoveries of loans previously charged off:
New York and other states*	129	392	45	566
Florida	-	25	2	27
Total recoveries	129	417	47	593
Net loans (recoveries) charged off	(129)	(46)	129	(46)
(Credit) provision for credit losses	10	2,308	182	2,500
Balance at end of period	$2,735	$45,625	$218	$48,578

* Includes New York, New Jersey, Vermont and Massachusetts.

	For the year ended December 31, 2022
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$3,135	40,689	443	44,267
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	(986)	3,717	(378)	2,353
Balance as of January 1, 2022 as adjusted for ASU 2016-13	2,149	44,406	65	46,620
Loans charged off:
New York and other states*	40	24	87	151
Florida	-	-	1	1
Total loan chargeoffs	40	24	88	152

Recoveries of loans previously charged off:
New York and other states*	4	450	7	461
Florida	-	-	3	3
Total recoveries	4	450	10	464
Net loan recoveries	36	(426)	78	(312)
(Credit) provision for loan losses	483	(1,561)	178	(900)
Balance at end of period	$2,596	43,271	165	46,032

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
Activity in the allowance for loan losses by portfolio segment as calculated under the probable incurred loss method for the year ended December 31, 2021 is as follows:

	For the year ended December 31, 2021
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$4,140	$44,950	$505	$49,595
Loans charged off:
New York and other states*	30	339	58	427
Florida	-	1	2	3
Total loan chargeoffs	30	340	60	430

Recoveries of loans previously charged off:
New York and other states*	32	464	54	550
Florida	-	2	-	2
Total recoveries	32	466	54	552
Net loans charged off	(2)	(126)	6	(122)
Credit for loan losses	(1,007)	(4,387)	(56)	(5,450)
Balance at end of period	$3,135	$40,689	$443	$44,267

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2023 and 2022:

	As of December 31, 2023
(dollars in thousands)		1-to-4 Family
	Commercial	Residential	Installment
	Loans	Real Estate	Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	2,735	45,625	218	48,578

Total ending allowance balance	$2,735	$45,625	$218	$48,578

Loans:
Individually evaluated for impairment	$957	$23,628	$144	$24,729
Collectively evaluated for impairment	272,558	4,688,850	16,742	4,978,150

Total ending loans balance	$273,515	$4,712,478	$16,886	$5,002,879

Index
	As of December 31, 2022
(dollars in thousands)		1-to-4 Family
	Commercial	Residential	Installment
	Loans	Real Estate	Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	2,596	43,271	165	46,032

Total ending allowance balance	$2,596	43,271	165	46,032

Loans:
Individually evaluated for impairment	$646	24,967	82	25,695
Collectively evaluated for impairment	230,365	4,464,916	12,225	4,707,506

Total ending loans balance	$231,011	$4,489,883	$12,307	$4,733,201
The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated statements of income.

The Company’s activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended
December 31, 2023
Balance at January 1, 2023	$2,912
(Credit) provision for credit losses	(1,250)
Balance at December 31, 2023	$1,662

(In thousands)	For the year ended December 31, 2022

Balance at January 1, 2022	$18
Impact of Adopting CECL	2,335
Adjusted Balance at January 1, 2022	$2,353
Provision for credit losses	559
Balance at December 31, 2022	$2,912

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
For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2023 and December 31, 2022 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.

Index
As of December 31, 2023 and 2022, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality
(in thousands)	As of December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$61,148	$82,339	$23,940	$16,653	$19,835	$41,153	$5,664	$-	$250,732
Special Mention	-	-	-	42	-	225	-	-	267
Substandard	-	-	-	-	-	1,256	-	-	1,256
Total Commercial Loans	$61,148	$82,339	$23,940	$16,695	$19,835	$42,634	$5,664	$-	$252,255

Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Other:
Risk rating
Pass	$7,873	$2,164	$1,933	$1,386	$321	$2,641	$4,482	$-	$20,800
Special mention	-	-	-	-	-	-	34	-	34
Substandard	-	-	328	-	-	98	-	-	426
Total Commercial Real Estate Loans	$7,873	$2,164	$2,261	$1,386	$321	$2,739	$4,516	$-	$21,260

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$417,197	$565,601	$877,736	$732,798	$342,559	$1,354,867	$3,042	$-	$4,293,800
Nonperforming	64	210	383	229	1,119	11,300	-	-	13,305
Total First Mortgage:	$417,261	$565,811	$878,119	$733,027	$343,678	$1,366,167	$3,042	$-	$4,307,105

Residential First Mortgage Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$27	$336	$-	$-	$363
	$-	$-	$-	$-	$27	$336	$-	$-	$363

Home Equity Loans:
Risk rating
Performing	$9,660	$5,963	$7,770	$5,668	$6,542	$22,076	$-	$-	$57,679
Nonperforming	-	-	-	-	-	279	-	-	279
Total Home Equity Loans:	$9,660	$5,963	$7,770	$5,668	$6,542	$22,355	$-	$-	$57,958

Home Equity Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Lines of Credit:
Risk rating
Performing	$355	$641	$248	$75	$10	$15,964	$327,059	$-	$344,352
Nonperforming	-	-	8	56	-	2,813	186	-	3,063
Total Home Equity Credit Lines:	$355	$641	$256	$131	$10	$18,777	$327,245	$-	$347,415

Home Equity Lines of Credit:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$8	$-	$-	$8
	$-	$-	$-	$-	$-	$8	$-	$-	$8

Installments:
Risk rating
Performing	$8,473	$4,592	$1,484	$360	$198	$605	$1,008	$-	$16,720
Nonperforming	-	49	51	-	63	3	-	-	166
Total Installments	$8,473	$4,641	$1,535	$360	$261	$608	$1,008	$-	$16,886

Installments Loans:
Current-period Gross writeoffs	$16	$67	$50	$1	$21	$21	$-	$-	$176
	$16	$67	$50	$1	$21	$21	$-	$-	$176

Index
Loan Credit Quality
(in thousands)	As of December 31, 2022
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2022	2021	2020	2019	2018	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$79,430	$29,991	$18,708	$22,790	$16,598	$32,666	$8,022	$-	$208,205
Special Mention	-	-	62	-	243	-	-	-	305
Substandard	-	-	113	-	128	1,171	-	-	1,412
Total Commercial Loans	$79,430	$29,991	$18,883	$22,790	$16,969	$33,837	$8,022	$-	$209,922

Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$40	$-	$-	$40
	$-	$-	$-	$-	$-	$40	$-	$-	$40

Commercial Other:
Risk rating
Pass	$2,972	$2,848	$2,273	$590	$674	$2,348	$8,908	$-	$20,613
Special mention	-	-	-	-	-	-	39	-	39
Substandard	-	339	-	-	-	98	-	-	437
Total Commercial Real Estate Loans	$2,972	$3,187	$2,273	$590	$674	$2,446	$8,947	$-	$21,089

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$557,981	$933,754	$784,511	$368,137	$257,926	$1,228,776	$1,472	$-	$4,132,557
Nonperforming	-	496	81	844	351	12,573	-	-	14,345
Total First Mortgage:	$557,981	$934,250	$784,592	$368,981	$258,277	$1,241,349	$1,472	$-	$4,146,902

Residential First Mortgage Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$5	$-	$-	$5
	$-	$-	$-	$-	$-	$5	$-	$-	$5

Home Equity Loans:
Risk rating
Performing	$6,863	$9,124	$6,322	$7,588	$5,240	$21,217	$-	$-	$56,354
Nonperforming	-	-	-	-	66	129	-	-	195
Total Home Equity Loans:	$6,863	$9,124	$6,322	$7,588	$5,306	$21,346	$-	$-	$56,549

Home Equity Lines Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Credit Lines:
Risk rating
Performing	$1,369	$1,246	$740	$52	$100	$18,377	$262,244	$-	$284,128
Nonperforming	-	7	-	-	-	2,111	186	-	2,304
Total Home Equity Credit Lines:	$1,369	$1,253	$740	$52	$100	$20,488	$262,430	$-	$286,432

Home Equity Credit Lines Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$19	$-	$-	$19
	$-	$-	$-	$-	$-	$19	$-	$-	$19

Installments:
Risk rating
Performing	$6,385	$2,495	$805	$709	$374	$308	$1,125	$-	$12,201
Nonperforming	20	17	-	65	-	1	3	-	106
Total Installments	$6,405	$2,512	$805	$774	$374	$309	$1,128	$-	$12,307

Installments Loans:
Current-period Gross writeoffs	$1	$47	$22	$7	$2	$9	$-	$-	$88
	$1	$47	$22	$7	$2	$9	$-	$-	$88

Index
The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2023 and 2022:

	As of December 31, 2023

New York and other states*:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$521	$521	$212,233	$212,754
Other	-	26	-	26	20,837	20,863
Real estate mortgage - 1 to 4 family:
First mortgages	4,330	811	6,008	11,149	2,745,765	2,756,914
Home equity loans	20	138	157	315	43,837	44,152
Home equity lines of credit	591	135	1,499	2,225	210,073	212,298
Installment	6	18	95	119	11,938	12,057

Total	$4,947	$1,128	$8,280	$14,355	$3,244,683	$3,259,038

Florida:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$-	$-	$39,501	$39,501
Other	-	-	314	314	83	397
Real estate mortgage - 1 to 4 family:
First mortgages	1,290	78	1,433	2,801	1,547,390	1,550,191
Home equity loans	73	6	-	79	13,727	13,806
Home equity lines of credit	184	-	56	240	134,877	135,117
Installment	16	-	60	76	4,753	4,829

Total	$1,563	$84	$1,863	$3,510	$1,740,331	$1,743,841

Total:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$521	$521	$251,734	$252,255
Other	-	26	314	340	20,920	21,260
Real estate mortgage - 1 to 4 family:
First mortgages	5,620	889	7,441	13,950	4,293,155	4,307,105
Home equity loans	93	144	157	394	57,564	57,958
Home equity lines of credit	775	135	1,555	2,465	344,950	347,415
Installment	22	18	155	195	16,691	16,886

Total	$6,510	$1,212	$10,143	$17,865	$4,985,014	$5,002,879

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
	As of December 31, 2022

New York and other states*:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	161	161	177,210	177,371
Other	18	-	20	38	20,183	20,221
Real estate mortgage - 1 to 4 family:
First mortgages	4,262	921	7,203	12,386	2,764,603	2,776,989
Home equity loans	283	-	67	350	43,649	43,999
Home equity lines of credit	978	-	591	1,569	190,357	191,926
Installment	78	4	23	105	9,303	9,408

Total	$5,619	925	8,065	14,609	3,205,305	3,219,914

Florida:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-	-	32,551	32,551
Other	-	-	314	314	554	868
Real estate mortgage - 1 to 4 family:
First mortgages	1,183	243	1,404	2,830	1,367,083	1,369,913
Home equity loans	51	-	-	51	12,499	12,550
Home equity lines of credit	224	-	-	224	94,282	94,506
Installment	6	-	83	89	2,810	2,899

Total	$1,464	243	1,801	3,508	1,509,779	1,513,287

Total:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	161	161	209,761	209,922
Other	18	-	334	352	20,737	21,089
Real estate mortgage - 1 to 4 family:
First mortgages	5,445	1,164	8,607	15,216	4,131,686	4,146,902
Home equity loans	334	-	67	401	56,148	56,549
Home equity lines of credit	1,202	-	591	1,793	284,639	286,432
Installment	84	4	106	194	12,113	12,307

Total	$7,083	1,168	9,866	18,117	4,715,084	4,733,201

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2023 and 2022, there were no loans that were 90 days past due and still accruing interest.  As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status.  There are no commitments to extend further credit on non-accrual or modified loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu). Other real estate owned is included in Other assets on the Balance Sheet.  As of December 31, 2023 other real estate owned included $194 thousand of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $6.6 million as of December 31, 2023. As of December 31, 2022 other real estate owned included $2.1 million of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $7.4 million as of December 31, 2022.

Index
Loans individually evaluated for impairment are non-accrual loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as loan modifications. As of December 31, 2023, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not loan modifications or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following tables presents the amortized cost basis in non-accrual loans by portfolio segment as of December 31, 2023 and 2022:

	As of December 31, 2023
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$536	$-	$536
Other	-	314	314
Real estate mortgage - 1 to 4 family:
First mortgages	11,324	1,981	13,305
Home equity loans	235	44	279
Home equity lines of credit	2,816	247	3,063
Installment	151	15	166
Total non-accrual loans	15,062	2,601	17,663
Restructured real estate mortgages - 1 to 4 family	3	-	3
Total nonperforming loans	$15,065	$2,601	$17,666

Index
	As of December 31, 2022
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$199	$-	$199
Other	20	314	334
Real estate mortgage - 1 to 4 family:
First mortgages	12,609	1,736	14,345
Home equity loans	153	42	195
Home equity lines of credit	2,187	117	2,304
Installment	23	83	106
Total non-accrual loans	15,191	2,292	17,483
Restructured real estate mortgages - 1 to 4 family	10	-	10
Total nonperforming loans	$15,201	$2,292	$17,493

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2023 and 2022:

	As of December 31, 2023
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing

Commercial:
Commercial real estate	$536	$-	-
Other	314	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	12,584	721	-
Home equity loans	271	8	-
Home equity lines of credit	2,395	668	-
Installment	144	22	-
Total loans, net	$16,244	$1,419	-

Index
	As of December 31, 2022
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing

Commercial:
Commercial real estate	$160	$39	-
Other	20	314	-
Real estate mortgage - 1 to 4 family:
First mortgages	13,502	843	-
Home equity loans	129	66	-
Home equity lines of credit	2,257	47	-
Installment	82	24	-
Total loans, net	$16,150	$1,333	-

The non-accrual balance of $1.4 million and $1.3 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2023 and 2022, respectively.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The following tables present the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2023 and 2022:

	As of December 31, 2023
	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$643	-	-
Other	314	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	20,018	-	-
Home equity loans	371	-	-
Home equity lines of credit	3,239	-	-
Installment	144	-	-
Total	$24,729	-	-

Index
	As of December 31, 2022
	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$312	-	-
Other	334	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	21,467	-	-
Home equity loans	236	-	-
Home equity lines of credit	3,264	-	-
Installment	82	-	-
Total	$25,695	-	-

The Company has not committed to lend additional amounts to customers with outstanding loans that are modified.  Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2023, 2022 and 2021.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a loan modification and is classified as individually evaluated. Loan modifications at December 31, 2023 are measured at the amortized cost using the loan’s effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent.

As of December 31, 2023 and 2022  loans individually evaluated included approximately $8.3 million and $9.2 million, respectively, of loans in accruing status that were identified as loan modifications as a result of chapter 7 bankruptcies.

Pursuant to the adoption of ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures (“ASU 2022-02”), a borrower that is experiencing financial difficulty and receives a modification in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay or a term extension in the current period needs to be disclosed.

Index
The following table presents the amortized cost basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

For the year ended December 31, 2023

New York and other states*:
	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans

Commercial:
Commercial real estate	$-	-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	895	0.03%
Home equity loans	-	-
Home equity lines of credit	50	0.02%
Installment	-	-

Total	$945	0.03%

Florida:
	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans

Commercial:
Commercial real estate	$-	-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	338	0.02%
Home equity loans	-	-
Home equity lines of credit	-	-
Installment	-	-

Total	$338	0.02%

Total
	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans

Commercial:
Commercial real estate	$-	-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,233	0.03%
Home equity loans	-	-
Home equity lines of credit	50	0.02%
Installment	-	-

Total	$1,283	0.03%

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
The Bank monitors the performance of loans modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table describes the performance of loans that have been modified as of December 31, 2023:

As of December 31, 2023

New York and other states*:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	691	152	-	52	895
Home equity loans	-	-	-	-	-
Home equity lines of credit	50	-	-	-	50
Installment	-	-	-	-	-

Total	$741	$152	$-	$52	$945

Florida:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	338	-	-	-	338
Home equity loans	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Installment	-	-	-	-	-

Total	$338	$-	$-	$-	$338

Total		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,029	152	-	52	1,233
Home equity loans	-	-	-	-	-
Home equity lines of credit	50	-	-	-	50
Installment	-	-	-	-	-

Total	$1,079	$152	$-	$52	$1,283

* Includes New York, New Jersey, Vermont and Massachusetts.

Index
The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

For the year ended December 31, 2023
Weighted
New York and other states*:	Average
Payment
(dollars in thousands)	Delay (Months)

Commercial:
Commercial real estate	$-
Other	-
Real estate mortgage - 1 to 4 family:
First mortgages	21
Home equity loans	-
Home equity lines of credit	18
Installment	-

Total	$39

Weighted
Florida:	Average
Payment
(dollars in thousands)	Delay (Months)

Commercial:
Commercial real estate	$-
Other	-
Real estate mortgage - 1 to 4 family:
First mortgages	24
Home equity loans	-
Home equity lines of credit	-
Installment	-

Total	$24

Weighted
Average
Payment
(dollars in thousands)	Delay (Months)

Commercial:
Commercial real estate	$-
Other	-
Real estate mortgage - 1 to 4 family:
First mortgages	45
Home equity loans	-
Home equity lines of credit	18
Installment	-

Total	$63

* Includes New York, New Jersey, Vermont and Massachusetts.

As of December 31, 2023, all loans both experiencing financial difficulty and modified during the year ended December 31, 2023 were current under the terms of the agreements. There were no commitments to lend additional funds to the borrowers and there were no charge-offs recorded against the loans. The Company had no allowance for credit losses recorded against these loans as of December 31, 2023. The Company did not have any loan modifications that had a payment default during the year ended December 31, 2023.

Index

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2023 and 2022 follows:

(dollars in thousands)
	2023	2022
Land	$2,444	$2,426
Buildings	36,347	36,260
Furniture, fixtures and equipment	62,901	60,320
Leasehold improvements	36,418	34,860
Total bank premises and equipment	138,110	133,866
Accumulated depreciation and amortization	(104,104)	(101,310)
Total	$34,007	$32,556

Depreciation and amortization expense was approximately $4.1 million, $4.1 million, and $4.2 million for the years 2023, 2022, and 2021, respectively. Occupancy expense of the Bank’s premises included rental expense of $8.2 million in 2023 and 2022 and $8.1 million in 2021.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2023	2022	2021

Interest bearing checking accounts	$382	$190	$178
Savings accounts	2,531	920	624
Time deposits and money market accounts	50,439	4,617	5,863
Total	$53,352	$5,727	$6,665

At December 31, 2023, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$1,715,122
1 to 2 years	26,971
2 to 3 years	1,122
3 to 4 years	91,716
4 to 5 years	1,061
Over 5 years	32
$1,836,024

Included in total time deposits as of December 31, 2023 and 2022 is $ 474.4 million and $250.0 million in time deposits with balances in excess of $250,000.

Index
(7)	Borrowings

Short-term borrowings (repurchase agreements) of the Company were cash management accounts as follows:

(dollars in thousands)	2023	2022	2021

Amount outstanding at December 31,	$88,990	$122,700	$244,686
Maximum amount outstanding at any month end	134,293	253,219	244,686
Average amount outstanding	114,639	177,599	232,815
Weighted average interest rate:
For the year	0.88%	0.42%	0.39%
As of year end	0.86	0.86	0.37

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

As of December 31, 2023 the Company also has borrowing capacity of $938.6 million available with the Federal Home Loan Bank of New York.  The borrowings capacity is secured by the loans pledged by the Company.  As of December 31, 2023 and 2022, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2023	2022	2021
Current tax expense:
Federal	$15,224	$17,136	$17,657
State	1,587	2,933	3,195
Total current tax expense	16,811	20,069	20,852
Deferred tax (benefit) expense	2,156	4,114	(238)
Total income tax expense	$18,967	$24,183	$20,614

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022, are as follows:

	As of December 31,
(dollars in thousands)	2023	2022
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(9,490)	$(8,478)
Difference in reporting the allowance for credit losses, net	12,995	12,424
Other income or expense not yet reported for tax purposes	(1,188)	420
Depreciable assets	(2,496)	(2,389)
Net deferred tax (liability) asset at end of year	(179)	1,977
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	-	1,218
Net deferred tax asset at beginning of year	1,977	4,873
Deferred tax expense	$2,156	$4,114

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax (liability) asset of $179 thousand and $2.0 million at December 31, 2023 and 2022, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $8.4 million and $11.3 million at December 31, 2023 and 2022, respectively, relating to the net unrealized losses on securities available for sale and deferred tax liabilities of approximately $3.7 million and $1.8 million at December 31, 2023 and 2022, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

Index
The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the year ended December 31,
	2023	2022	2021
Statutory federal income tax rate	21.0%	21.0%	21.0%
Increase/(decrease) in taxes resulting from:
State income tax, net of federal tax benefit	3.1	3.0	3.2
Other items	0.3	0.3	0.9
Effective income tax rate	24.4%	24.3%	25.1%

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate.  This evaluation takes into consideration the status of taxing authorities’ current examinations of the Company’s tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions. As of December 31, 2023 and 2022, no uncertain tax positions have been recorded.

The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2023, 2022, and 2021, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2020 through 2023 remain open to examination. The Company’s 2017, 2018, 2019 and 2020 New York State income tax returns are currently under examination.

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

Index
The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2023 and 2022:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2023	2022

Projected benefit obligation at beginning of year	$23,042	$30,905
Interest cost	1,213	888
Benefit payments and expected expenses	(1,741)	(1,823)
Net actuarial loss (gain)	645	(6,928)

Projected benefit obligation at end of year	$23,159	$23,042

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2023	2022

Fair Value of plan assets at beginning of year	$52,673	$63,066
Actual gain (loss) on plan assets	8,747	(8,532)
Benefit payments and actual expenses	(1,779)	(1,861)
Fair value of plan assets at end of year	59,641	52,673

Funded status at end of year	$36,482	$29,631

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2023	2022
Net actuarial loss (gain)	$6,550	$1,170

The accumulated benefit obligation was $23.2 million and $23.0 million at December 31, 2023 and 2022, respectively.

Index
Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

	For the years ended December 31,
(dollars in thousands)	2023	2022	2021

Service cost	$-	$-	$-
Interest cost	1,213	888	856
Expected return on plan assets	(2,684)	(3,227)	(2,846)
Net periodic pension credit	(1,471)	(2,339)	(1,990)

Amortization of net loss	-	-	-
Net actuarial (gain) loss included in other comprehensive income (loss)	(5,380)	4,869	(7,439)
Total recognized in other comprehensive income (loss)	(5,380)	4,869	(7,439)

Total recognized in net periodic benefit (credit) cost and other comprehensive income (loss)	$(6,851)	$2,530	$(9,429)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2024	$1,706
2025	1,721
2026	1,746
2027	1,747
2028	1,794
2029 - 2033	8,715

The assumptions used to determine benefit obligations at December 31 are as follows:

	2023	2022	2021
Discount rate	5.18%	5.44%	2.96%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2023	2022	2021
Discount rate	5.44%	2.96%	2.65%
Expected long-term rate of return on assets	5.25	5.25	5.25

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan was approximately $2.4 million and $2.3 million as of December 31, 2023 and 2022, respectively. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.9 million in 2023 and $2.7 million in 2022.

Index
Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2023 and 2022, the trusts had assets totaling $2.4 million and $2.3 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2023 and 2022:

Change in Accumulated Benefit Obligation:

(dollars in thousands)	December 31,
	2023	2022
Accumulated benefit obligation at beginning of year	$4,893	$7,016
Service cost	11	18
Interest cost	271	207
Prior Service cost	-	-
Benefits paid	(74)	(72)
Net actuarial loss (gain)	527	(2,276)

Accumulated benefit obligation at end of year	$5,628	$4,893

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	December 31,
	2023	2022
Fair value of plan assets at beginning of year	$28,988	$33,344
Actual gain (loss) on plan assets	4,260	(4,341)
Company contributions	50	57
Benefits paid and actual expenses	(74)	(72)
Fair value of plan assets at end of year	33,224	28,988

Funded status at end of year	$27,596	$24,095

Index
Amounts recognized in accumulated other comprehensive income consist of the following as of:

(dollars in thousands)	December 31,
	2023	2022
Net actuarial gain	$(7,912)	$(5,760)
Prior service cost	68	81

Total	$(7,844)	$(5,679)

The accumulated benefit obligation was $5.6 million and $4.9 million at December 31, 2023 and 2022, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,
	2023	2022	2021
Service cost	$11	$18	$75
Interest cost	271	207	190
Expected return on plan assets	(1,157)	(1,332)	(1,163)
Amortization of net actuarial gain	(423)	(1,008)	(674)
Amortization of prior service cost (credit)	13	(313)	405
Net periodic benefit credit	(1,285)	(2,428)	(1,167)

Net loss (gain)	(2,575)	3,397	(3,469)
Amortization of prior service credit (cost)	(13)	313	(405)
Prior service cost	-	-	611
Amortization of net gain	423	1,008	674
Total amount recognized in other comprehensive loss	(2,165)	4,718	(2,589)

Total amount recognized in net periodic benefit cost and other comprehensive loss	$(3,450)	$2,290	$(3,756)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $734 thousand. The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2024	$132
2025	160
2026	199
2027	229
2028	270
2029 - 2033	1,717

Index
The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2023	2022	2021
Discount rate	5.18%	5.44%	2.96%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2023	2022	2021
Discount rate	5.44%	2.96%	2.65%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(d)	Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2023 and 2022, respectively:

(dollars in thousands)	December 31, 2023
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(5,380)	$(2,575)	$(7,955)
Amortization of net actuarial gain	-	423	423
Amortization of prior service credit	-	(13)	(13)
Total	$(5,380)	$(2,165)	$(7,545)

	December 31, 2022
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$4,869	$3,397	$8,266
Prior service cost	-	-	-
Amortization of net actuarial gain	-	1,008	1,008
Amortization of prior service cost	-	313	313
Total	$4,869	$4,718	$9,587

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2023	2022	2023	2022
Debt Securities	34%	30%	27%	29%
Equity Securities	63	59	61	57
Other	3	11	12	14
Total	100%	100%	100%	100%

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

Index
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

The fair value of the plan assets at December 31, 2023 and 2022, by asset category, is as follows:

		Fair Value Measurements at December 31, 2023 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$1,811	$1,811	$-	$-
Equity mutual funds	37,615	37,615	-	-
U.S. government sponsored enterprises	19,674	-	19,674	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	541	541	-	-

Total Plan Assets	$59,641	$39,967	$19,674	$-

		Fair Value Measurements at December 31, 2023 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,986	$3,986	$-	$-
Equity mutual funds	20,236	20,236	-	-
U.S. government sponsored enterprises	9,002	-	9,002	-

Total Plan Assets	$33,224	$24,222	$9,002	$-

Index
		Fair Value Measurements at December 31, 2022 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$5,734	$5,734	$-	$-
Equity mutual funds	30,972	30,972	-	-
U.S. government sponsored enterprises	15,423	-	15,423	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	544	544	-	-

Total Plan Assets	$52,673	$37,250	$15,423	$-

		Fair Value Measurements at December 31, 2022 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,945	$3,945	$-	$-
Equity mutual funds	16,646	16,646	-	-
U.S. government sponsored enterprises	8,397	-	8,397	-
Corporate bonds	-	-	-	-

Total Plan Assets	$28,988	$20,591	$8,397	$-

At December 31, 2023 and 2022, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2023 and 2022.

The Company made no contributions to its pension and postretirement benefit plans in 2023 or 2022.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2024.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2023, 2022 or 2021 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan equaled $1.4 million for 2023 and $1.3 million for 2022 and 2021.

The Company also has an officers and executive incentive plan.  The expense of these plans generally are based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $2.3 million, $1.3 million and $3.2 million in 2023, 2022 and 2021, respectively.

Index
The Company has also awarded 291 thousand performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2023, the weighted average strike price of each unit was $44.37.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (“2019 Equity Incentive Plan”) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (“Directors Plan”), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. The  shareholders of the Company subsequently approved the amendment and restatement of the 2019 Equity Incentive Plan (“A&R 2019 Equity Incentive Plan”) in May 2023. Under the A&R 2019 Equity Incentive Plan, the Company may provide for the issuance of 700,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors. This allotment of 700,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2023, the Company did not issue any shares of our common stock pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based). The Company did, however, grant restricted stock units (both time based and performance based) to certain officers in November 2023 that will settle in shares of common stock upon vesting as described below.

Under the A&R 2019 Equity Incentive Plan, the exercise price of each option may not be less than 100% of the fair value of the Company’s stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten-percent shareholder the option price may not be less than 110% of the fair value of the Company’s stock on the date of the ISO grant.  The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement.  Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.  A summary of the status of TrustCo’s stock option awards as of December 31, 2023 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2023	76,853	$34.48
New options awarded - 2023	-	-
Expired options - 2023	(29,312)	35.23
Options forfeited - 2023	-	-
Exercised options - 2023	-	-
Balance, December 31, 2023	47,541	$34.01	1.41 years

Exercisable Options

Balance, December 31, 2023	47,541	$34.01	1.41 years

At December 31, 2023, the intrinsic value of stock options was of no value. All outstanding options were vested as of December 31, 2023.

During 2023 there was no options exercised and during 2022 12 thousand shares of stock were exercised. There were 10 stock options exercised in 2021. The intrinsic value and related tax benefits of stock options exercised in these years was not material. It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2023, 2022, or 2021.

Index
There was no stock-based compensation expense for stock options recognized in 2023,2022, and 2021.

In November 2023, the Company granted 68,293 of stock awards to executive officers of the company. The stock price was the fair value as of the date of the grant. The awards include performance -based and service-based awards and generally vest over three years. Stock-based compensation expense for these awards was $103 thousand as of December 31, 2023. Unrecognized stock-based compensation expense as of December 31, 2023 was $1.7 million and is expected to be recognized over the next 2.9 years.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2023, 2022 and 2021.

The activity for service-based awards during 2023 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2022	83,228
New cash settled awards granted	26,567
Forfeited awards	(2,792)
Awards settled	(42,852)
Balance, December 31, 2023	64,151

Service-Based Awards: During 2023 and 2022, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards either become 100% vested after one year, or vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2023, 2022 and 2021, the Company recognized $1.1 million, $1.6 million and $1.2 million, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.8 million at December 31, 2023. During 2023, one third of the awards granted in 2020, 2021 and 2022 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 22 months as of December 31, 2023.

The liability related to service-based liability awards was approximately $202 thousand and $278 thousand at December 31, 2023 and 2022, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

Index
The activity for performance-based awards during 2023 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2022	155,633
New cash settled awards granted	22,476
Forfeited awards	-
Awards settled	(42,443)
Balance, December 31, 2023	135,666

Performance Based Awards: During 2023, 2022 and 2021, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2020, those have been fully vested and unpaid.  For units granted subsequent to 2020, all of the units are unvested as of December 31, 2023, and the Company expects to meet the required performance criteria of the awards.

During 2023, 2022 and 2021, the Company recognized approximately $1.5 million, $1.3 million and $1.8 thousand, respectively, in compensation expense related to these units.  Unrecognized compensation expense related to the outstanding performance share units totaled $1.4 million at December 31, 2023.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 21 months as of December 31, 2023.

The liability related to performance based liability awards totaled $3.5 million and $3.6 million at December 31, 2023 and 2022, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10)	Commitments and Contingent Liabilities

(a)	Litigation

In the normal course of business, TrustCo and Trustco Bank become involved in a variety of routine legal proceedings.  At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to TrustCo or Trustco Bank:

Like many banks, Trustco Bank has been subject to putative class-action claims alleging improper overdraft practices.  Trustco Bank has reached an agreement to settle all claims thus asserted.  That settlement agreement, which is subject to court approval, calls for the creation of a fund (“Fund”) to be overseen by a court-supervised administrator that will determine which Trustco Bank customers and former customers meet the criteria for participation in the settlement.  That administrator also will distribute the Fund on a pro rata basis to eligible customers and former customers.  The fees of the plaintiffs’ attorneys and other expenses also will be paid out of the Fund.  The total liability of TrustCo and Trustco Bank in connection with this settlement will be $2.75 million.  The Company has accrued for this amount as of December 31, 2023.

(b)	Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $10.0 million for 2023, $9.2 million for 2022 and $8.4 million in 2021. The Company is contractually obligated to pay these third -party service providers approximately $9 million to $10 million per year through 2025.

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

Index
A reconciliation of the component parts of earnings per share for 2023, 2022, and 2021 follows:

(dollars in thousands,
except per share data)	For the years ended December 31,
	2023	2022	2021

Net income	$58,646	$75,234	$61,519
Weighted average common shares	19,024	19,131	19,259

Effect of dilutive common stock options	1	2	4

Weighted average common shares including potential dilutive shares	19,025	19,133	19,263

Basic EPS	$3.08	$3.93	$3.19

Diluted EPS	$3.08	$3.93	$3.19

For the years ended December 31, 2023 and 2022, there were 73 thousand and 59 thousand, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2023 and 2022, was $596.8 million and $535.4 million, respectively. Approximately 71% and 74% of these commitments were for variable rate products at the end of 2023 and 2022, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.8 Million and $5.3 million at December 31, 2023 and 2022, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2023 and 2022 was insignificant.

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

Index
Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2023 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$118,668	$-	$118,668	$-
State and political subdivisions	26	-	26	-
Mortgage backed securities and collateralized mortgage obligations - residential	237,677	-	237,677	-
Corporate bonds	78,052	-	78,052	-
Small Business Administration - guaranteed participation securities	17,186	-	17,186	-
Other	680	-	680	-

Total securities available for sale	$452,289	$-	$452,289	$-

	Fair Value Measurements at December 31, 2022 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$118,187	$-	$118,187	$-
State and political subdivisions	34	-	34	-
Mortgage backed securities and collateralized mortgage obligations - residential	260,316	-	260,316	-
Corporate bonds	81,346	-	81,346	-
Small Business Administration - guaranteed participation securities	20,977	-	20,977	-
Other	653	-	653	-

Total securities available for sale	$481,513	$-	$481,513	$-

There were no transfers between Level 1 and Level 2 in 2023 and 2022.

Index
 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2023 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$194	$-	$-	$194	Sales comparison approach	Adjustments for differences between comparable sales	0% - 39% (20%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

	Fair Value Measurements at December 31, 2022 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$2,061	$-	$-	$2,061	Sales comparison approach	Adjustments for differences between comparable sales	2% - 47% (18%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $194 thousand at December 31, 2023, and consisted of only residential real estate properties. A valuation charge of $143 thousand is included in earnings for the year ended December 31, 2023.

Of the total individually evaluated loans of $24.7 million at December 31, 2023, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2023. There were no gross charge-offs related to residential impaired loans included in the table above.

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

Index
In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2023 and 2022 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2023 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$578,004	578,004	-	-	578,004
Securities available for sale	452,289	-	452,289	-	452,289
Held to maturity securities	6,458	-	6,396	-	6,396
Federal Reserve Bank and
Federal Home Loan Bank stock	6,203	N/A	N/A	N/A	N/A
Net loans	4,954,301	-	-	4,422,027	4,422,027
Accrued interest receivable	13,683	234	1,920	11,529	13,683
Financial liabilities:
Demand deposits	754,532	754,532	-	-	754,532
Interest bearing deposits	4,596,245	2,760,221	1,819,789	-	4,580,010
Short-term borrowings	88,990	-	88,990	-	88,990
Accrued interest payable	3,612	256	3,356	-	3,612

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2022 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$650,599	650,599	-	-	650,599
Securities available for sale	481,513	-	481,513	-	481,513
Held to maturity securities	7,707	-	7,580	-	7,580
Federal Reserve Bank and
Federal Home Loan Bank stock	5,797	N/A	N/A	N/A	N/A
Net loans	4,687,169	-	-	4,328,508	4,328,508
Accrued interest receivable	11,492	189	1,866	9,437	11,492
Financial liabilities:
Demand deposits	838,147	838,147	-	-	838,147
Interest bearing deposits	4,354,663	3,325,900	1,012,528	-	4,338,428
Short-term borrowings	122,700	-	122,700	-	122,700
Accrued interest payable	602	60	542	-	602
(14)	Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. For regulatory capital purposes, the ratios exclude the impact of accumulated other comprehensive income (loss). As of December 31, 2023, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2023 and December 31, 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Index
The following is a summary of actual capital amounts and ratios as of December 31, 2023 and 2022, for Trustco Bank:

	As of December 31, 2023		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$636,327	10.428%	5.000%	4.000%
Common equity Tier 1 capital	636,327	18.280	6.500	7.000
Tier 1 risk-based capital	636,327	18.280	8.000	8.500
Total risk-based capital	679,924	19.532	10.000	10.500

	As of December 31, 2022		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$609,998	10.116%	5.000%	4.000%
Common equity Tier 1 capital	609,998	18.431	6.500	7.000
Tier 1 risk-based capital	609,998	18.431	8.000	8.500
Total risk-based capital	651,462	19.684	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2023 and 2022 for TrustCo on a consolidated basis.

	As of December 31, 2023		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$657,968	10.780%	4.000%
Common equity Tier 1 capital	657,968	18.896	7.000
Tier 1 risk-based capital	657,968	18.896	8.500
Total risk-based capital	701,577	20.149	10.500

	As of December 31, 2022		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$626,628	10.390%	4.000%
Common equity Tier 1 capital	626,628	18.929	7.000
Tier 1 risk-based capital	626,628	18.929	8.500
Total risk-based capital	668,102	20.182	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.
(2)	The December 31, 2023 and 2022 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

Index
(15)	Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2023
(dollars in thousands)	Balance at 12/31/2022	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2023	Balance at 12/31/2023

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(32,271)	$8,372	$-	$8,372	$(23,899)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,588	5,888	-	5,888	13,476
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(2,511)	-	(303)	(303)	(2,814)

Accumulated other comprehensive (loss) income, net of tax	$(27,194)	$14,260	$(303)	$13,957	$(13,237)

	December 31, 2022
(dollars in thousands)	Balance at 12/31/2021	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2022	Balance at 12/31/2022

Net unrealized holding gain on securities available for sale, net of tax	$(26)	$(32,245)	$-	$(32,245)	$(32,271)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,706	(6,118)	-	(6,118)	7,588
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,533)	-	(978)	(978)	(2,511)

Accumulated other comprehensive income (loss), net of tax	$12,147	$(38,363)	$(978)	$(39,341)	$(27,194)

	December 31, 2021
(dollars in thousands)	Balance at 12/31/2020	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2021	Balance at 12/31/2021

Net unrealized holding (loss) gain on securities available for sale, net of tax	$7,186	$(7,212)	$-	$(7,212)	$(26)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	6,084	7,622	-	7,622	13,706
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,334)	-	(199)	(199)	(1,533)

Accumulated other comprehensive income, net of tax	$11,936	$410	$(199)	$211	$12,147

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021:

(dollars in thousands)	Years ended December 31,
	2023	2022	2021	Affected Line Item in Financial Statements
Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain	423	1,008	674	Salaries and employee benefits
Amortization of prior service (cost) credit	(13)	313	(405)	Salaries and employee benefits
Income tax benefit	(107)	(343)	(70)	Income taxes
Net of tax	303	978	199

Total reclassifications, net of tax	$303	$978	$199

Index
(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.  The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2023, 2022 and 2021.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2023	2022	2021
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,939	$2,708	$2,660
Other	2,110	2,044	1,940
Interchange Income	5,819	6,348	5,281
Wealth management fees	6,425	7,037	7,358
Other (a)	1,022	1,123	698

Total non-interest income	$18,315	$19,260	$17,937

(a)	Not within the scope of ASC 606.

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

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight -line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2023, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2023 the Company did not have any leases for which any related construction had not yet started. At December 31, 2023 lease expiration dates ranged from five months to 20.8 years and have a weighted average remaining lease term of 8.5 years. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2023	2022	2021
Operating lease cost	$8,165	$8,213	$8,128
Variable lease cost	2,226	2,183	2,015
Total Lease costs	$10,391	$10,396	$10,143

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,393	$8,327	$8,192

Right-of-use assets obtained in exchange for lease obligations:	$2,487	$3,089	$6,588

Weighted average remaining lease term (years)	8.5	8.9	9.3
Weighted average discount rate	3.1%	3.0%	3.0%

Index
Future minimum lease payments under non-cancellable leases as of December 31, 2023 were as follows:

(dollars in thousands)
Year ending December 31,
2024	$8,479
2025	8,078
2026	7,104
2027	5,867
2028	4,679
Thereafter	16,485
Total lease payments	$50,692
Less: Interest	6,221
Present value of lease liabilities	$44,471

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2023, were $2.7 million, which includes interest in the amount of $312 thousand. The Company paid total rent and fees to these entities in the amounts of $534 thousand, $500 thousand, and $548 thousand for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023 and 2022, the Company had amounts no amounts outstanding due to the entities.

As of December 31, 2023 and 2022, the operating lease right-of-use asset was $40.5 million and $44.7 million, respectively.

(18)	Recent Accounting Pronouncements

In March 2023, the FASB issued ASU No. 2023-02, “Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force).” The guidance is intended to improve the accounting and disclosures for investments in tax credit structures. The ASU allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying investments in low- income housing tax credit structures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU will not have any impact on the Company as the Company doesn’t have such investments.

Index
(19)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2023	2022	2021
Income:
Dividends and interest from subsidiaries	$34,220	$34,125	$34,096
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	34,220	34,125	34,096

Expense:
Operating supplies	-	-	21
Professional services	972	585	819
Miscellaneous expense	1,371	1,752	3,419
Total expense	2,343	2,337	4,259
Income before income taxes and subsidiaries’ undistributed earnings	31,877	31,788	29,837
Income tax benefit	(530)	(559)	(972)
Income before subsidiaries’ undistributed earnings	32,407	32,347	30,809
Equity in undistributed earnings of subsidiaries	26,239	42,887	30,710
Net income	$58,646	$75,234	$61,519
Change in other comprehensive income	13,957	(39,341)	211
Comprehensive income	$72,603	$35,893	$61,730

Statements of Condition

(dollars in thousands)	December 31,
	2023	2022
Assets:
Cash in subsidiary bank	$28,547	$25,079
Investments in subsidiaries	623,658	583,370
Securities available for sale	48	36
Other assets	869	809

Total assets	653,122	609,294
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	7,837	9,307
Total liabilities	7,837	9,307
Shareholders’ equity	645,285	599,987

Total liabilities and shareholders’ equity	$653,122	$609,294

Index
Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2023	2022	2021
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$58,646	$75,234	$61,519
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(26,239)	(42,887)	(30,710)
Stock based compensation expense	-	-	-
Net change in other assets and accrued expenses	(1,563)	(440)	354
Total adjustments	(27,802)	(43,327)	(30,356)

Net cash provided by operating activities	30,844	31,907	31,163

Cash flows from investing activities:
Purchases of securities available for sale	-	-	-

Net cash used in investing activities	-	-	-

Cash flows from financing activities:
Cash used to settle fractional shares in the Reverse Stock Split	-	-	(200)
Proceeds from exercise of stock options	-	429	260
Dividends paid	(27,376)	(26,978)	(26,266)
Payments to acquire treasury stock	-	(7,004)	(2,386)
Proceeds from sales of treasury stock	-	-	-
Net cash used in financing activities	(27,376)	(33,553)	(28,592)

Net increase in cash and cash equivalents	3,468	(1,646)	2,571

Cash and cash equivalents at beginning of year	25,079	26,725	24,154

Cash and cash equivalents at end of year	$28,547	$25,079	$26,725

Index

Branch Locations New York

Airmont Office	Campbell West Plaza Office	Elmsford Office
327 Route 59 East	141 West Campbell Rd.	100 Clearbrook Rd.
Airmont, NY	Rotterdam, NY	Elmsford, NY
Telephone: (845) 357-2435	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. Office	Catskill Office	Exit 8 Office
1400 Altamont Ave.	238 West Bridge St.	1541 Crescent Rd.
Schenectady, NY	Catskill, NY	Clifton Park, NY
Telephone: (518) 356-1317	Telephone: (518) 943-5090	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Pl.	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Brunswick Office	East Greenbush Office	Halfmoon Office
740 Hoosick Rd.	501 Columbia Tpk.	215 Guideboard Rd.
Troy, NY	Rensselaer, NY	Halfmoon, NY
Telephone: (518) 272-0213	Telephone: (518) 479-7233	Telephone: (518) 371-0593

Index
Branch Locations (continued)

Hartsdale Office	Loudon Plaza Office	Mt. Kisco Office
220 East Hartsdale Ave.	372 Northern Blvd.	222 East Main St.
Hartsdale, NY	Albany, NY	Mt. Kisco, NY
Telephone: (914) 722-2640	Telephone: (518) 462-6668	Telephone: (914) 666-2362

Highland Office	Madison Ave. Office	New City Office
3580 Route 9W	1084 Madison Ave.	20 Squadron Blvd.
Highland, NY	Albany, NY	New City, NY
Telephone: (845) 691-7023	Telephone: (518) 489-4711	Telephone: (845) 634-4571

Hoosick Falls Office	Mahopac Office	New Scotland Office
47 Main St.	945 South Lake Blvd.	301 New Scotland Ave.
Hoosick Falls, NY	Mahopac, NY	Albany, NY
Telephone: (518) 686-5352	Telephone: (845) 803-8756	Telephone: (518) 438-7838

Hudson Office	Malta 4 Corners Office	Newton Plaza Office
507 Warren St.	2471 Route 9	602 New Loudon Rd.
Hudson, NY	Malta, NY	Latham, NY
Telephone: (518) 828-9434	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hudson Falls Office	Mamaroneck Office	Niskayuna-Woodlawn Office
3750 Burgoyne Ave.	180-190 East Boston Post Rd.	3461 State St.
Hudson Falls, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 747-0886	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Katonah Office	Mayfair Office	Northern Pines Office
18 Woods Bridge Rd.	286 Saratoga Rd.	649 Maple Ave.
Katonah, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (914) 666-6230	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Kimberly Square Office	Mechanicville Office	Nyack Office
477 Albany Shaker Rd.	9 Price Chopper Plaza	388 Route 59
Albany, NY	Mechanicville, NY	Nyack, NY
Telephone: (518) 992-7323	Telephone: (518) 664-1059	Telephone: (845) 535-3728

Kingston Office	Milton Office	Peekskill Office
1220 Ulster Ave.	2 Trieble Ave.	20 Welcher Ave.
Kingston, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (845) 336-5372	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Lake George Office	Monroe Office	Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Latham Office	Mont Pleasant Office	Poughkeepsie Office
1 Johnson Rd.	959 Crane St.	2656 South Rd.
Latham, NY	Schenectady, NY	Poughkeepsie, NY
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Telephone: (845) 485-7413

Index
Branch Locations (continued)
Queensbury Office	Sheridan Plaza Office	Upper Union Street Office
118 Quaker Rd.	1350 Gerling St.	1620 Union St.
Suite 1	Schenectady, NY	Schenectady, NY
Queensbury, NY	Telephone: (518) 377-8517	Telephone: (518) 374-4056
Telephone: (518) 798-7226
	Slingerlands Office	Ushers Road Office
Red Hook Office	400 Maple Road	308 Ushers Rd.
4 Morgans Way	Slingerlands, NY	Ballston Lake, NY
Red Hook, NY	Telephone: (518) 439-9352	Telephone: (518) 877-8069
Telephone: (845) 752-2224
	South Glens Falls Office	Valatie Office
Rotterdam Office	133 Saratoga Rd.	2929 Route 9
1416 Curry Rd.	Suite 1	Valatie, NY
Schenectady, NY	South Glens Falls, NY	Telephone: (518) 758-2265
Telephone: (518) 355-8330	Telephone: (518) 793-7668
Warrensburg Office
Route 2 Office	State Farm Road Office	9 Lake George Plaza Rd.
201 Troy-Schenectady Rd.	2050 Western Ave.	Warrensburg, NY
Latham, NY	Guilderland, NY	Telephone: (518) 623-3707
Telephone: (518) 785-7155	Telephone: (518) 452-6913
West Sand Lake Office
Route 7 Office	State St. Albany Office	3690 NY Route 43
1156 Troy-Schenectady Rd.	112 State St.	West Sand Lake, NY
Latham, NY	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 785-4744	Telephone: (518) 436-9043
Wilton Office
Saratoga Springs Office	State St. Schenectady - Main Office	4208 Route 50
34 Congress St.	320 State St.	Saratoga Springs, NY
Saratoga Springs, NY	Schenectady, NY	Telephone: (518) 583-1716
Telephone: (518) 587-3520	Telephone: (518) 381-3831
Wolf Road Office
Schaghticoke Office	Stuyvesant Plaza Office	34 Wolf Rd.
2 Main St.	1475 Western Ave.	Albany, NY
Schaghticoke, NY	Albany, NY	Telephone: (518) 458-7761
Telephone: (518) 753-6509	Telephone: (518) 489-2616
Wynantskill Office
Scotia Office	Troy Office	134-136 Main St.
123 Mohawk Ave.	1700 5th Ave.	Wynantskill, NY
Scotia, NY	Troy, NY	Telephone: (518) 286-2674
Telephone: (518) 372-9416	Telephone: (518) 274-5420

Index
Branch Locations (continued)

Florida

Alafaya Woods Office	Curry Ford Road Office	Lake Brantley Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	909 North SR 434
Oviedo, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (407) 339-3396

Aloma Office	Curry Ford West Office	Lake Mary Office
4070 Aloma Ave.	2838 Curry Ford Rd.	350 West Lake Mary Blvd.
Winter Park, FL	Orlando, FL	Sanford, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 330-7106

Apollo Beach Office	Davenport Office	Lake Nona Office
205 Apollo Beach Blvd.	2300 Deer Creek Commons Ln.	9360 Narcoossee Rd.
Apollo Beach, FL	Suite 600	Orlando, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 801-7330
Telephone: (863) 424-9493
Apopka Office		Lake Square Office
1134 North Rock Springs Rd.	Dean Road Office	10105 Route 441
Apopka, FL	3920 Dean Rd.	Leesburg, FL
Telephone: (407) 464-7373	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 657-8001
Avalon Park Office		Lee Road Office
3662 Avalon Park East Blvd.	Downtown Orlando Office	1084 Lee Rd., Suite 11
Orlando, FL	415 East Pine St.	Orlando, FL
Telephone: (407) 380-2264	Orlando, FL	Telephone: (407) 532-5211
Telephone: (407) 422-7129
Bay Hill Office		Lee Vista Office
6084 Apopka Vineland Rd.	East Colonial Office	8288 Lee Vista Blvd., Suite E
Orlando, FL	12901 East Colonial Dr.	Orlando, FL
Telephone: (321) 251-1859	Orlando, FL	Telephone: (321) 235-5583
Telephone: (407) 275-3075
BeeLine Center Office		Leesburg Office
10249 South John Young Pkwy.	Englewood Office	1330 Citizens Blvd., Suite 101
Suite 101	2930 South McCall Rd.	Leesburg, FL
Orlando, FL	Englewood, FL	Telephone: (352) 365-1305
Telephone: (407) 240-0945	Telephone: (941) 460-0601
Maitland Office
Beneva Village Office	Gateway Commons Office	9400 US Route 17/92, Suite 101
5950 South Beneva Rd.	1525 East Osceola Pkwy., Suite 120	Maitland, FL
Sarasota, FL	Kissimmee, FL	Telephone: (407) 332-6071
Telephone: (941) 923-8269	Telephone: (407) 932-0398
Melbourne Office
Bradenton Office	Juno Beach Office	2481 Croton Rd.
5858 Cortez Rd. West	14051 US Highway 1	Melbourne, FL
Bradenton, FL	Juno Beach, FL	Telephone: (321) 752-0446
Telephone: (941) 792-2604	Telephone: (561) 630-4521

Colonial Drive Office	Lady Lake Office	Metro West Office
4301 East Colonial Dr.	873 North US Highway 27/441	2619 S. Hiawassee Rd.
Orlando, FL	Lady Lake, FL	Orlando, FL
Telephone: (407) 895-6393	Telephone: (352) 205-8893	Telephone: (407) 293-1580

Index
Branch Locations (continued)

North Clermont Office	Rinehart Road Office	Vero Beach Office
12302 Roper Blvd.	1185 Rinehart Rd.	4125 20th St.
Clermont, FL	Sanford, FL	Vero Beach, FL
Telephone: (352) 243-2563	Telephone: (407) 268-3720	Telephone: (772) 492-9295

Orange City Office	Sarasota Office	Westwood Plaza Office
902 Saxon Blvd., Suite 101	2704 Bee Ridge Rd.	4942 West State Route 46
Orange City, FL	Sarasota, FL	Suite 1050
Telephone: (386) 775-1392	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
Ormond Beach Office	South Clermont Office
115 North Nova Rd.	16908 High Grove Blvd.	Windermere Office
Ormond Beach, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
Osprey Office	Stuart Office
1300 South Tamiami Trl.	951 SE Federal Highway	Winter Garden Office
Osprey, FL	Stuart, FL	16118 Marsh Rd.
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
Oviedo Office	Sun City Center Office
1875 West County Rd. 419	4441 Sun City Center Blvd.	Winter Haven Office
Suite 600	Sun City Center, FL	7476 Cypress Gardens Blvd. SE
Oviedo, FL	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (407) 365-1145		Telephone: (863) 326-1918
Sweetwater Office
Palm Coast Office	671 North Hunt Club Rd.	Winter Springs Office
120 Belle Terre Pkwy.	Longwood, FL	851 East State Route 434
Palm Coast, FL	Telephone: (407) 774-1347	Winter Springs, FL
Telephone: (386)524-5044		Telephone: (407) 327-6064
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10
3307 South Orange Blossom Trl.	Winter Springs, FL
Kissimmee, FL	Telephone: (407) 695-5558
Telephone: (407) 846-8866
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

Index
Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400
Ramsey Office
385 North Franklin Tpk.
Ramsey, NJ
Telephone: (201) 934-1429

Index
EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT, AND CHIEF	Steffani Cotugno, D.O., Physician, Community Care
EXECUTIVE OFFICER	Physicians
Robert J. McCormick
Brian C. Flynn, CPA
EXECUTIVE VICE PRESIDENT	KPMG LLP
RETAIL BANKING	Retired Partner
Kevin M. Curley
Lisa M. Lucarelli, Private Investor
EXECUTIVE VICE PRESIDENT
CORPORATE SERVICES	Thomas O. Maggs, President
AND RISK	Maggs & Associates
Robert M. Leonard	Insurance Broker

EXECUTIVE VICE PRESIDENT	Anthony J. Marinello, M.D., Ph.D. Consultant
AND CHIEF FINANCIAL OFFICER	EmblemHealth
Michael M. Ozimek
Robert J. McCormick,
EXECUTIVE VICE PRESIDENT	Chairman, President, and Chief Executive Officer
COMMERCIAL BANKING	TrustCo Bank Corp NY and Trustco Bank
Scot R. Salvador
Curtis N. Powell, Vice President
EXECUTIVE VICE PRESIDENT AND	Rensselaer Polytechnic Institute (Retired)
TREASURER
Eric W. Schreck	Kimberly A. Russell, President and COO
Frank Adams Jewelers, Inc.
GENERAL COUNSEL AND
CORPORATE SECRETARY	Frank B. Silverman
Michael Hall	Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Directors of TrustCo Bank Corp NY	Executive Director of the Martial Arts Industry Association
are also Directors of Trustco Bank	Owner Silverman Consulting

HONORARY DIRECTORS
Lionel O. Barthold	James H. Murphy, D.D.S.
Nancy A. McNamara	William F. Terry

Index
Trustco Bank Officers

CHAIRMAN, PRESIDENT,	BRANCH ADMINISTRATION (Cont.)	LENDING
AND CHIEF EXECUTIVE OFFICER	Officers	Senior Vice President
Robert J. McCormick	Victor J. Berger	Carly K. Batista
	Cody Berschwinger	Vice Presidents
EXECUTIVE VICE PRESIDENT	Ronni H. Domowitz	Patrick M. Canavan
RETAIL BANKING	Peggy Eastwood	William J. Chow
Kevin M. Curley	Albert N. Estopinal	Assistant Vice Presidents
	Philip J. Kaufman	Takla A. Awad
EXECUTIVE VICE PRESIDENT	Tony Kelley	Nancy L. Brown
CORPORATE SERVICES AND	John D. Mariani	Michael L. Curtis
RISK	Kathryn Nasr	Loriann F. Lucarelli
Robert M. Leonard	Samantha Nauth	Pratik A. Shah
	Ronald G. Patterson	Officers
EXECUTIVE VICE PRESIDENT AND	Seeranie Ramjeet	Douglas L. Hall
CHIEF FINANCIAL OFFICER	Jason Vann	Rebecca L. O’Hare
Michael M. Ozimek	Berkley K. Young	Sara Steinback
Lisa Tully
EXECUTIVE VICE PRESIDENT	COMPLIANCE, RISK, BSA, AND
COMMERCIAL BANKING	CREDIT ADMINISTRATION	LOAN SERVICING AND
Scot R. Salvador	Senior Vice President and Chief	CUSTOMER SERVICE
	Compliance Officer and Information	Vice President
EXECUTIVE VICE PRESIDENT	Security Officer	Jason T. Goodell
AND FLORIDA REGIONAL	Michael J. Ewell	Officer
PRESIDENT	Administrative Vice President	Aislinn E. Melia
Eric W. Schreck	Michael J. Lofrumento
	Vice Presidents	OPERATIONS
GENERAL COUNSEL AND	Lara Ann Gough	Assistant Vice Presidents
CORPORATE SECRETARY	Jennifer L. Meadows	Lesly Jean-Louis
Michael Hall	Officers	Stacy L. Marble
Amanda L. Biance
ACCOUNTING/FINANCE	Michael F. McMahon	PERSONNEL, QUALITY CONTROL,
Vice Presidents	June M. Ryder	AND TRAINING
Lynn M. Hallenbeck		Vice President
Michael Rydberg	PLANNING AND SYSTEMS AND	Jessica M. Marshall
Officer	MARKETING
Jeff P. Klingbeil	Senior Vice President	TREASURY SERVICES
	John R. George	Assistant Vice President
AUDIT	Vice President	Michael V. Pitnell
Director of Internal Audit	Adam E. Roselan	Officer
Daniel R. Saullo	Assistant Vice President	Justin C. Maggs
Officers	Sean Dougherty
Allison R. Downs	Officers	WEALTH MANAGEMENT
Kenneth E. Hughes Jr.	Jonathan R. Goodell	Administrative Vice President and Chief
Dennis M. Pitaniello		Trust Officer
	INVESTOR RELATIONS AND	Patrick J. LaPorta
BRANCH ADMINISTRATION	LEGAL	Vice President
Senior Vice President	Assistant Vice President and Assistant	Thomas M. Poitras
Michelle L. Simmonds	Corporate Secretary	Assistant Vice President
Assistant Vice Presidents	Lauren A. McCormick	John W. Bresonis
Mark J. Cooper	Associate Counsel	Officers
William B. Jansz	Camila Rivera Abreu	Michael D. Bates
Thomas L. McCormick		Kaitlyn E. Goodell
Nicolette C. Messina
Gloryvel Morales
James J. Smith
Jocelyn E. Vizcarra

Index
General Information

ANNUAL MEETING

Tuesday, May 21, 2024
10:30 AM
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

ANNUAL REPORT FORM 10-K

TrustCo Bank Corp NY will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2023 upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Executive Vice President Corporate Services and Risk, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

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

NASDAQ SYMBOL: TRST

The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 7,334 shareholders of record of TrustCo common stock as of January 31, 2024.

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

Index
Share Price Information

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the S&P U.S BMI Banks Index.  The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 259 companies as of December 31, 2023. A list of the component companies can be obtained by contacting TrustCo.

		Period Ending
Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
TrustCo Bank Corp NY	100.00	130.76	104.95	109.11	128.29	111.27
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P U.S. BMI Banks Index	100.00	137.36	119.83	162.92	135.13	147.41

Source: S&P Global Market Intelligence© 2024