Form 10-K, Exhibit 13
period 2024-12-31
TRUSTCO BANK CORP N Y
filed 2025-03-14
CIK 357301

Exhibit 13

TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 136 community banking offices and 154 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31,
	2024		2023		Percent Change
Income:
Net interest income	$151,939		$171,845		(11.58)
Net Income	48,833		58,646		(16.73)
Per Share:
Basic earnings	2.57		3.08		(16.56)
Diluted earnings	2.57		3.08		(16.56)
Book value at period end	35.56		33.92		4.83
Average Balances:
Assets	6,115,234		6,036,061		1.31
Loans, net	5,040,915		4,875,166		3.40
Deposits	5,286,032		5,219,554		1.27
Shareholders' equity	657,097		620,212		5.95
Financial Ratios:
Return on average assets	0.80%		0.97%		(17.53)
Return on average equity	7.43		9.46		(21.46)
Consolidated tier 1 capital to:
Total assets (leverage capital ratio)	11.05		10.78		2.50
Risk-adjusted assets	19.30		18.90		2.12
Common equity tier 1 capital ratio	19.30		18.90		2.12
Total capital to risk-adjusted assets	20.56		20.15		2.03
Allowance for credit losses on loans to nonperforming loans	2.67	x	2.75	x	(2.91)
Efficiency ratio (GAAP)	61.55		58.53		5.16
Adjusted Efficiency ratio*	61.60%		56.72%		8.60
Dividend Payout ratio	56.09		46.71		20.08

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price

					High	Low

2024
First quarter	$0.64	$0.64	$0.36	$34.12	$31.19	$26.38
Second quarter	0.66	0.66	0.36	34.46	29.65	25.91
Third quarter	0.68	0.68	0.36	35.19	35.74	27.81
Fourth quarter	0.59	0.59	0.36	35.56	37.96	31.83

2023
First quarter	$0.93	$0.93	$0.36	$32.31	$38.70	$31.72
Second quarter	0.86	0.86	0.36	32.66	31.76	27.43
Third quarter	0.77	0.77	0.36	32.80	31.11	26.50
Fourth quarter	0.52	0.52	0.36	33.92	31.91	24.62

* Adjusted Efficiency ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”). See the Non-GAAP Financial Measures Reconciliation presented herein.

TrustCo Bank Corp NY Mission

The Mission of TrustCo Bank Corp NY is to be the premier hometown bank making financial dreams come true in the communities we serve.  We achieve this through our commitment to excellence, treating all stakeholders fairly and with respect, while maintaining our tradition of being a pillar of strength.

President’s Message

Dear Fellow Shareholder,

The essence of being an independent and strong hometown bank is having solid fundamentals.  For Trustco Bank, this is more than just a catch phrase, they describes our very nature.  Day in and day out, and quarter after quarter, our bankers deliver steady growth and superior service that combine to produce consistently strong results.  Our team has an unwavering commitment to excellence and is dedicated to treating all of our stakeholders fairly and with respect.  This is our mission.

Average deposits grew over the course of the year.  Total average loans also grew, in significant measure due to the success of our effort to pivot our focus toward home equity credit lines.  We did this to adjust for limited inventory of homes for sale in some markets and to work around other challenging elements of the lending environment.  Originations of this product were up 19% over the prior year.  We also grew commercial loans by 10% for the same period.  Quality underwriting and attentive loan servicing are other fundamentals at which our team members excel and which contribute to our consistently strong results.  Further, we maintained our best-in-peer group capital position – the strength upon which all other components rest.  And we remained independent of easy-fix borrowings and other gimmicks.

Always looking forward, over the past year we rolled out a new business line providing banking services to the cannabis industry.  We saw meaningful alignment between the financial needs of this industry and the Trustco Bank branch network and other infrastructure.  We are working to establish ourselves as a leader in this space.  We also renewed our contract with Fiserv for back-office support and added a number of technology features that will serve to enhance customer experience, and improve operational efficiency.  Also looking toward the future, we purchased a new building in Longwood, Florida that will allow us to accommodate existing operations that have outgrown our current Florida headquarters and provide room for future growth.

More than anything else being an essential element of the hometown in the communities that we serve is fundamental for us.  Last May we celebrated the 100th anniversary of our branch location in the Mont Pleasant neighborhood in Schenectady, New York by giving away 100 bicycles to children who attend a neighborhood school.  Mont Pleasant is a neighborhood that has been abandoned and forgotten by other businesses, but not by Trustco Bank.  We also increased our support of Ronald McDonald House Charities, supporting the good works of that organization by naming a newly constructed home on their campus to provide housing and services to the families of hospitalized children.

Also with an eye toward the future, we promoted two long-tenured executives to growth-oriented roles.  Robert Leonard was promoted to Chief Operating Officer and Kevin Curley was promoted to Chief Banking Officer.  Between them, Bob and Kevin have over 70 years of experience at Trustco Bank.  They have been charged with finding new ways to grow and improve upon our already excellent franchise.  We also have expanded the roles of the next tier of leaders, ensuring that the bank will have robust leadership for many years to come.

Sadly, this year we lost Judge Barry Kramer, who was not only a great friend of the bank, serving as an advisor in our Wealth Management Department, but also a great man.  Judge Kramer was a gifted athlete and a distinguished lawyer and judge.  He will be missed.

We are proud of what we accomplished in 2024 because it represents the product of honest and skillful work by the many members of the Trustco Bank family.  We look forward to the year to come because we have done the work necessary to build the fundamental skills that will carry us to success.  As the owners of this great company, you can be assured that we are ready for what may come.

Very truly yours,

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

The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

Risks Related to Our Lending Activities

•	changes in interest rates may significantly impact our financial condition and results of operations;

•	external economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

•	we are exposed to credit risk in our lending activities;

•	weakness in the residential real estate markets could adversely affect our performance;

•
our commercial loan portfolio is increasing and the inherently higher risk of loss may lead to additional provisions for credit losses or charge-offs, which would negatively impact earnings and capital;

•	if our allowance for credit losses on loans is not sufficient to cover expected loan losses, our earnings could decrease;

•	we may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities.

•	we are subject to claims and litigation pertaining to fiduciary responsibility and lender liability;

•
the strict enforcement of federal laws and regulations regarding cannabis could result in our inability to continue to provide financial products and services to customers that do business in the cannabis industry, legal action taken against us, or exposure to additional liabilities and compliance costs;

Risks Related to Our Operations

•	were are dependent upon the services of the management team;

•	our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

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

•
Environmental, social and governance (ESG) and diversity, equity, and inclusion (DEI) risks could adversely affect our reputation and shareholder, employee, client, and third party relationships and may negatively affect our stock price;

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

•	the soundness of other financial institutions could adversely affect us;

•	any government shutdown could adversely affect the U.S. and global economy and our liquidity, financial condition and earnings;

•	the trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings;

Risks Related to Compliance and Regulation

•	regulatory capital rules could slow our growth, cause us to seek to raise additional capital, or both;

•	changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income;

•	we are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and a failure to comply with these laws could lead to a wide variety of sanctions;

•	changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny;

•	restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services;

•	non-compliance with the Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

•
changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, and results of operations or cash flows;

•	our ability to pay dividends is subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock;

•	we may be subject to a higher effective tax rate if Trustco Realty Corp. fails to qualify as a real estate investment trust;

•	changes in accounting standards could impact reported earnings;

Risks Related to Competition

•	strong competition within the Bank’s market areas could hurt profits and slow growth;

•	consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

Risks Related to Cybersecurity, Third Parties, and Technology

•	our business could be adversely affected by third-party service providers, data breaches, and cyber-attacks;

•	the development and use of artificial intelligence presents risks and challenges that may adversely impact our business;

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for 2024, 2023 and 2022.  This discussion should be read in conjunction with our audited financial statements included in “Consolidated Financial Statements and Notes” herein and Part I, Item 1, “Business” set forth in our Annual Report on Form 10-K for the year ended December 31, 2024 (“2024 Form 10-K”).  The following analysis contains forward-looking statements about our future revenues, operating results and expectations.  See “Cautionary Note Regarding Forward-Looking Statements” herein for a discussion of the risks, assumptions and uncertainties affecting these statements, as well as Part I, Item 1A. “Risk Factors” set forth in our 2024 Form 10-K.

To review our financial condition and results of operations for 2022 and a comparison between the 2022 and 2023 results, see Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2023 Form 10-K filed with the SEC on March 11, 2024.  Balances discussed are daily averages unless otherwise described.

Financial Review

In 2024, a year that was extraordinary for the economy and the markets, TrustCo continued to make great progress.  In management’s view, the key results for 2024 are:

•	Net income after taxes was $48.8 million or $2.57 diluted earnings per share in 2024;

•	Period-end loans were up $95.2 million for 2024 compared to the prior year;

•	Period-end deposits were up $40.2 million for 2024 compared to the prior year;

•	Nonperforming assets was $21.0 million for 2024;

•	GAAP net interest income was $151.9 million in 2024;

•
At 61.55% and 61.60%, the efficiency ratio (GAAP) and adjusted efficiency ratio (non-GAAP), respectively, remained stronger than our peer group levels (see Non-GAAP Financial Measures Reconciliation); and

•
The regulatory capital levels of both the Company and the Bank continued to remain strong as of December 31, 2024, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

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

Return on average equity was 7.43% in 2024 compared to 9.46% in 2023, while return on average assets was 0.80% in 2024 as compared to 0.97% in 2023.

The U.S. economy proved to be resilient during 2024, with the GDP growing during three out of the four quarters and consumer spending remaining strong. Commencing in March 2022, the Federal Open Market Committee (“FOMC”) increased the target range for the federal funds rate seven times in 2022 by a total of 425 basis points, and four times in 2023 by a total of 100 basis points, for a total of 525 basis points.  All of these increases were expressly made in response to inflationary pressures. At its FOMC meeting in September 2024, the Federal Reserve implemented a 50 basis points rate cut resulting in a federal funds target rate range of 4.75 percent to 5.00 percent. The rate cut represented the first interest rate change in a year and the first rate cut in more than four years. The Federal Reserve subsequently cut the federal funds target rate another 25 basis points in November 2024 and again in December 2024 to a current range of 4.25 percent to 4.50 percent.

For the year ended 2024, the Dow Jones Industrial Average ended up 12.9%, and the S&P 500 Index also was up 23.3%, resulting in two straight years of growth for both indices.  United States three-month Treasury bills experienced a decrease in rates ending the year at 4.37%, 21 basis points behind the ten-year Treasury yield at year-end of 4.58%.  These yields compare to 2023 year-end yields of 5.45% for the three-month Treasury bills and 3.84% for the ten-year Treasury bills.  These rates are important to the banking industry because deposit rates tend to track the changes in the shorter-term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields.  Beginning in 2024, the yield on the two-year Treasury bond was 4.26% and decreased 1 basis point during the year to close 2024 at 4.25% and the ten-year Treasury bond began 2024 at 3.84% and closed the year up 74 basis points to 4.58% at year-end.  These rate changes have a significant implication to the broader economic cycle.

While the FOMC has initiated a rate easing cycle, the range of potential rate paths over the coming year is wide and will ultimately be driven by the path of inflation, labor market performance and economic growth. In its January 2025 “Beige Book”, the Federal Reserve Bank noted that overall economic activity increased slightly to moderately in late November and December. In the Second District (including New York), regional banks reported that demand declined for all loan types, including business loans, consumer loans, and commercial and residential mortgages, as well as refinances, during the most recent reporting period; however, credit standards eased and delinquency rates improved. Deposit rates continued to decline. In the Sixth District (including Florida), construction, land development, and auto loans contracted modestly; all other major loan categories increased moderately. Asset quality remained stable with low levels of nonperforming loans as a percentage of total loans. Both deposit balances and borrowings by banks increased, as loan-to-deposit ratios fell amid rising loan growth. Cash balances grew in the Sixth District, outpacing asset growth.

TrustCo, like most other banking organizations, prices its liabilities (deposits and short-term borrowings) in relation to the shorter end of the Treasury maturity curve.  The average for the three-month treasury was 10 basis points lower in 2024 than in 2023, with the median yield of 5.43% in 2024 down 1 basis point over the median yield in 2023.  These trends generally reflect a decrease in the cost for deposit products that price in relation to the short-term treasury market yields.  At the same time the average yield of the ten-year Treasury has increased to 4.21% in 2024, up 25 basis points from 2023 when the average was 3.96%.  Generally longer-term loans are priced consistent with the changes in the ten-year Treasury markets.  These two trends – lower shorter-term rates and an increase in longer-term rates – could result in an increase of new loan yields and a decrease in deposit yields.

In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the Deposit Insurance Fund associated with bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is equal to an insured depository institution’s estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The total amount of the special assessment is to be paid in ten equal quarterly installments that began with the invoice for the first quarter of 2024 (received in June 2024) and ends with the invoice for the second quarter of 2026.  There will be no additional cost to TrustCo as a result of its uninsured deposits being under $5 billion.

Management believes that TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices.  While we continue to adhere to prudent underwriting standards, should general housing prices and other economic measures, such as unemployment in the Company’s market areas, deteriorate as a result of unexpected changes, financial sector instability, a potential or actual default on the federal debt or other reasons, the Company may experience an increase in the level of credit risk and in the amount of its classified and nonperforming loans.

Overview

2024 results were marked by growth in the Company’s loan portfolio despite a challenging year for loan rates and housing prices.  The loan portfolio grew to a total of $5.10 billion, an increase of $95 million or 1.9% over the 2023 year-end balance.  Deposits ended 2024 at $5.39 billion, up from $5.35 billion the prior year-end.  The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products.  Management believes that the increase in deposits was driven by the Banks effective market and pricing strategy.    Moreover, management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as growth in net interest income and non-interest income.

TrustCo earned $48.8 million in net income or $2.57 of diluted earnings per share for the year ended December 31, 2024, compared to $58.6 million in net income or $3.08 of diluted earnings per share for the year ended December 31, 2023.

During 2024, the following items had a significant effect on net income:

•	A decrease of $19.9 million in net interest income from 2023 to 2024 primarily as a result of the increase in interest expense reflecting the current interest rate environment;

•	an increase in the provision for credit losses of $750 thousand;

•	an increase in non-interest income of $1.5 million; and

•	a decrease in non-interest expense of $5.6 million.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2024 and 2023, including:

•
Tier 1 risk-based capital ratio of 19.30% for 2024 and 18.90% for 2023, compared to medians of 12.41% in 2024 and 12.01% in 2024 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•
an efficiency ratio and an adjusted efficiency ratio of 61.55% and 61.60% for 2024, and 58.53%and 56.72% for 2023, respectively, as calculated by S&P Global Market Intelligence, compared to the peer group medians of 61.84% in 2024 and 60.85% in 2023.

During 2024, TrustCo’s results were affected by loan growth and a changing interest rate environment.  The decrease in net interest income was due to a 37 basis-point contraction in the net interest margin to 2.54% from 2.91%, partially offset by a $65.7 million, or 1.1%, increase in average interest-earning assets. The net interest margin contraction was due to a 79-basis point increase in the average cost of deposits, and was partially offset by a 24 basis-point increase in the loan portfolio yield to 4.08%. Average loan balances increased 3.4% from 2023 to 2024, while the total of average Federal Funds Sold and other short-term investments, available for sale securities and held to maturity securities decreased 9.8%. Average net loans increased to 84.4% of average earning assets in 2024 from 82.5% in 2023.  On average for 2024, non-maturity deposits were 63.8% of total deposits, down from 72.5% in 2023.  Overall, the cost of interest-bearing liabilities increased 78 basis points to 1.97% in 2024 as compared to 2023. The Company has traditionally sought to maintain a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.

Market interest rates moved significantly during the course of 2023 and 2024, with shorter-term three-month treasury rates decreasing year-over-year while the longer term ten-year rates increased, resulting in the slope of the yield curve returning to slightly positive by the end of 2024.  The average daily spread between the ten-year Treasury and the two-year Treasury was negative 0.16 basis points in 2024, up from an average of negative 63 basis points in 2023.  The spread between the ten-year Treasury and the two-year Treasury changed throughout the year and ended 2024 at a positive 33 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2024 and 2023.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year - 2 Year Spread(%)
2024
Beginning of Year	5.45	4.26	3.83	3.84	(0.42)
Peak	5.52	5.04	4.72	4.70	0.33
Trough	4.31	3.49	3.41	3.63	(0.47)
End of Year	4.37	4.25	4.38	4.58	0.33
Average	5.18	4.37	4.13	4.21	(0.16)
Median	5.43	4.37	4.17	4.25	(0.25)

2023
Beginning of Year	4.42	4.41	3.99	3.88	(0.53)
Peak	5.63	5.19	4.95	4.98	(0.13)
Trough	4.52	3.75	3.29	3.30	(1.08)
End of Year	5.45	4.26	3.83	3.84	(0.42)
Average	5.28	4.58	4.06	3.96	(0.63)
Median	5.44	4.68	4.06	3.86	(0.65)

Source: www.treasury.gov

TrustCo focuses on providing high quality service to the communities served by its branch network.  The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, and deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our network in recent years.

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in our loan balances.  Branches in all geographies have the same products and features found at other Trustco Bank locations.  Additionally, over the last several years the Company has made significant investments in its online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.  The Company also took the opportunity in 2024 to close four underperforming branches.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.7% and 97.9% of average total assets for 2024 and 2023, respectively.

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

Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  Commencing in March 2022, the FOMC increased the target range for the federal funds rate seven times in 2022 by a total of 425 basis points, and four times in 2023 by a total of 100 basis point, for a total of 525 basis points, to a range of 5.25% to 5.50% as of the end of 2023.  All of these increases were expressly made in response to inflationary pressures. At its FOMC meeting in September 2024, the Federal Reserve implemented a 50 basis point cut resulting in a federal funds target rate range of 4.75 percent to 5.00 percent. The rate cut represented the first interest rate change in a year and the first rate cut in more than four years. The Federal Reserve subsequently cut the federal funds target rate another 25 basis points in November 2024 and again in December 2024 to a current range of 4.25 percent to 4.50 percent.

The yield on the ten-year Treasury bond increased 74 basis points from 3.84% at the beginning of 2024 to the year‑end level of 4.58%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments, as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer-term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants, such as Freddie Mac and Fannie Mae.  The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  The Company continued to originate loans for sale into the secondary market during 2024.  We believe that this has allowed the Company to have greater flexibility with respect to mortgage rate volatility and the loans we choose to include in our portfolio.  Higher market interest rates also generally increase the value of retail deposits.

The increase in the Federal Funds target range throughout 2022 and 2023, had a positive impact on earnings and on the Company’s cash position.  The net effect of market changes in interest rates during 2020 was that yields earned on both the investment portfolios and loans remained quite low in 2020 and 2021 relative to historic levels, which also had driven down deposit costs.  However, as interest rates had increased throughout 2022 and remained elevated in 2023, we experienced increased yields on our Federal Fund Sold and other short-term investments, investment portfolios, loans, and deposits.  During the third and fourth quarters of 2024, the Federal Funds target range was lowered three times which management believes could provide opportunity for margin expansion if deposit yields fall at a faster pace than investment and loan yields.

Earning Assets

Average earning assets during 2024 were $6.0 billion, which was an increase of $65.7 million from 2023.  This increase was primarily the result of an increase in net loans of $165.7 million, partially offset by a decreases in Federal Funds Sold and other short-term investments of $27.5 million and securities available for sale of $71.8 million. The increase in the average loan portfolio is primarily the result of an increase in commercial loans, residential mortgage loans, and home equity lines of credit.  TrustCo continues to prioritize the growth of residential real estate loans throughout the Trustco Bank branch network through an effective marketing campaign, competitive rates, and closing costs.

Total average assets were $6.1 billion for 2024 and $6.0 billion for 2023.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2024 vs. 2023	2023 vs. 2022	Components of Total Earning Assets

	2024	2023	2022			2024	2023	2022
Loans, net	$5,040,915	$4,875,166	$4,551,281	$165,749	$323,885	84.3%	82.5%	75.7
Securities available for sale (1):
U.S. government sponsored enterprises	105,729	121,574	89,557	(15,845)	32,017	1.8	2.1	1.5
State and political subdivisions	25	33	41	(8)	(8)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations-residential	247,466	275,565	284,901	(28,099)	(9,336)	4.1	4.7	4.7
Corporate bonds	58,447	82,865	78,266	(24,418)	4,599	1.0	1.4	1.3
Small Business Administration-guaranteed participation securities	17,003	20,410	26,679	(3,407)	(6,269)	0.3	0.3	0.4
Other	698	686	686	12	-	-	-	-
Total securities available for sale	429,368	501,133	480,130	(71,765)	21,003	7.2	8.5	7.9

Held-to-maturity securities
Mortgage-backed securities and collateralized mortgage obligations-residential	5,916	7,053	8,647	(1,137)	(1,594)	0.1	0.1	0.1
Total held-to-maturity securities	5,916	7,053	8,647	(1,137)	(1,594)	0.1	0.1	0.1
Federal Reserve Bank and Federal Home Loan Bank stock	6,389	6,018	5,749	371	269	0.1	0.1	0.1
Federal funds sold and other short-term investments	493,546	521,021	969,043	(27,475)	(448,022)	8.3	8.8	16.2
Total earning assets	$5,976,134	$5,910,391	$6,014,850	$65,743	$(104,459)	100.0%	100.0%	100.0

(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2024, the Company experienced another year of loan growth.  The $95.2 million increase or 1.9% in the Company’s gross loan portfolio from December 31, 2023 to December 31, 2024 was primarily due to higher balances in commercial and residential loan categories.  Average loans increased $165.7 million during 2024 to $5.04 billion.  Interest income on the loan portfolio increased to $205.6 million in 2024 from $187.5 million in 2023.  The average yield increased 24 basis points to 4.08% in 2024 compared to 3.84% in 2023.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2024		2023		2022
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$267,805	5.3%	$252,479	5.0%	$208,737	4.4%
Real estate - construction	29,724	0.6	29,053	0.6	36,351	0.8
Real estate - mortgage	4,377,630	85.8	4,357,046	87.2	4,189,374	88.5
Home equity lines of credit	409,261	8.0	347,415	6.9	286,432	6.0
Installment loans	13,638	0.3	16,886	0.3	12,307	0.3
Total loans	5,098,058	100.0%	5,002,879	100.0%	4,733,201	100.0%
Less: Allowance for loan losses	50,248		48,578		46,032
Net loans (1)	$5,047,810		$4,954,301		$4,687,169

	Average Balances
	2024		2023		2022		2021		2020
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$260,522	5.20%	$234,011	4.8%	$185,314	4.1%	$193,370	4.5%	$203,314	4.9%
Real estate - construction	29,388	0.60	32,702	0.7	36,815	0.8	31,014	0.7	26,641	0.6
Real estate - mortgage	4,361,238	86.50	4,279,194	87.8	4,065,135	89.3	3,870,097	89.2	3,667,909	88.2
Home equity lines of credit	374,841	7.40	313,914	6.4	254,168	5.6	233,628	5.4	255,583	6.1
Installment loans	14,926	0.30	15,345	0.3	9,849	0.2	8,725	0.2	9,952	0.2

Total loans	5,040,915	100.0%	4,875,166	100.0%	4,551,281	100.0%	4,336,834	100.0%	4,163,399	100.0%
Less: Allowance for loan losses	49,648		46,971		46,124		49,421		47,330
Net loans (1)	$4,991,267		$4,828,195		$4,505,157		$4,287,413		$4,116,069

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing, and a customer-friendly service delivery network, TrustCo has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, as well as by offering competitive interest rates to expand the loan portfolio.  Specifically, key selling points such as low closing costs, no private mortgage insurance for qualified borrowers, quick loan decisions, and fast closings were identified and marketed to prospective customers.  The average balance of residential real estate mortgage loans was approximately $4.37 billion in 2024 and approximately $4.29 billion in 2023.  Income on residential real estate loans increased to $165.5 million in 2024 from $154.2 million in 2023.  The yield on the portfolio increased from 3.60% in 2023 to 3.79% in 2024.  The vast majority of TrustCo’s real estate loans are secured by properties within the Bank’s market areas.

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

Average commercial loans increased by $24.9 million from $255.7 million in 2023 to $280.6 million in 2024.  Average commercial loans included $19.0 million and $21.0 million of commercial real estate construction loans in 2024 and 2023, respectively.  The average yield on the commercial loan portfolio increased to 5.38% for 2024 from 5.20% in 2023, primarily as a result of higher interest rates on originations and repricing of variable rate loans due to the current interest rate environment.  Interest income on commercial loans was $15.1 million in 2024 compared to $13.3 million in 2023, up also primarily as a result of the interest rate environment and more originations.

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

During 2024, the average balance of home equity credit lines was $374.8 million, an increase from $313.9 million in 2023.  Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  TrustCo’s average yield on this portfolio was 6.39% for 2024 and 6.03% for 2023 reflecting increases in the prime lending rate that occurred in 2024 and 2023.  Interest income on home equity credit lines increased from $18.9 million in 2023 to $23.9 million in 2024.  Management would expect that a decline in interest rates during 2025 should increase demand for residential mortgages, including home equity credit lines.

At December 31, 2024 and 2023, the Company had approximately $29.7 million and $29.1 million of real estate construction loans, respectively.  Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million was secured by first mortgages to residential borrowers with the remaining $19.0 million were loans to commercial borrowers for residential construction projects.  Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million was secured by first mortgages to residential borrowers with the remaining $21.1 million comprised of loans to commercial borrowers for residential construction projects.  The vast majority of the Company’s construction loans are in the Company’s New York market.

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2024.  Loans having no stated maturity and overdrafts are shown as due in one year or less.  Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:
					Total Due
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	After 1 Year	Total
Commercial	$9,010	$62,220	$166,899	$29,171	$258,290	$267,300
Commercial - other	6,768	4,342	8,447	-	12,789	19,557
First Mortgage	12,681	11,386	480,316	3,827,180	4,318,882	4,331,563
Home Equity Loans	76	2,002	25,955	28,706	56,663	56,739
Home Equity Lines of Credit	9,262	171,008	167,019	61,972	399,999	409,261
Installment	1,788	10,648	1,202	-	11,850	13,638
	$39,585	$261,606	$849,838	$3,947,029	$5,058,473	$5,098,058

The following table shows the loans as of December 31, 2024 due after December 31, 2025 according to type and loan category:

(dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total

Commercial	$258,290	-	$258,290
Commercial - other	12,789	-	12,789
First Mortgage	4,318,882	-	4,318,882
Home Equity Loans	56,663	-	56,663
Home Equity Lines of Credit	-	399,999	399,999
Installment	11,850	-	11,850
	$4,658,474	$399,999	$5,058,473

INVESTMENT SECURITIES

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

(dollars in thousands)	As of December 31,
	2024		2023		2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Securities available for sale:
U. S. government sponsored enterprises	$86,833	$85,617	$121,728	$118,668	$124,123	$118,187
State and political subdivisions	18	18	26	26	34	34
Mortgage backed securities and collateralized mortgage obligations-residential	239,420	213,128	263,182	237,677	291,431	260,316
Corporate bonds	45,033	44,581	80,150	78,052	85,641	81,346
Small Business Adminstration-guaranteed participation securities	15,471	14,141	18,740	17,186	23,115	20,977
Other	688	700	687	680	686	653
Total securities available for sale	387,463	358,185	484,513	452,289	525,030	481,513
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	5,365	5,306	6,458	6,396	7,707	7,580
Total held to maturity securities	5,365	5,306	6,458	6,396	7,707	7,580
Total investment securities	$392,828	$363,491	$490,971	$458,685	$532,737	$489,093

Securities Available for Sale:

The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity.  The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current volatile interest rate environment.  The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio.  Mortgage backed securities and collateralized mortgage obligations held in the portfolio include only pass‑throughs issued by United States government agencies or sponsored enterprises.

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

The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2024, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2024, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2024 due to elevated market interest rates, the net fair value of the investment securities portfolio was below amortized cost and unrealized losses were not credit related.

At December 31, 2024, the carrying value of securities available for sale amounted to $358.2 million, compared to $452.3 million at year-end 2023.  For 2024, the average balance of securities available for sale was $429.4 million with an average yield of 2.54%, compared to an average balance in 2023 of $501.1 million with an average yield of 2.27%.  The income earned on the securities available for sale portfolio in 2024 was $10.9 million, compared to $11.4 million earned in 2023.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2024, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $130 thousand and gross unrealized losses of approximately $29.4 million.  At December 31, 2023, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $286 thousand and gross unrealized losses of approximately $32.5 million.   As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities

At December 31, 2024, the Company held $5.4 million of held to maturity securities, compared to $6.5 million at December 31, 2023.  For 2024, the average balance of held to maturity securities was $5.9 million, compared to $7.1 million in 2023.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds Sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities increased slightly from 4.20% in 2023 to 4.29% in 2024 due primarily to changes in average lives from normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $296 thousand in 2023 to $254 thousand in 2024, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2024 was $5.3 million.

The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2024 there were $104 thousand of unrecognized losses and $45 thousand of unrecognized gains on securities in this portfolio.

Equity Securities

During the second quarter of 2024, Visa Inc. accepted the Company’s tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock.  As a result, the Company marked its Visa Class C common stock to fair value and recorded an unrealized gain of $1.4 million. The Visa Class C common stock was sold during the year, thus resulting in no remaining carrying value on the Company’s Statement of Financial Condition.   The Company originally obtained the shares in 2008. The carrying value of Visa B-2 shares is nominal as of December 31, 2024.

Securities Gains

During 2024 TrustCo recognized net gain on the sale of equity securities of $1.4 million as described above.  During 2023 and 2022, TrustCo did not recognize any net gains from securities transactions.  There were no sales or transfers of held to maturity securities in 2024, 2023 or 2022.

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

Securities pledged totaled $149.5 million, which results in $213.9 million in unpledged securities.  In addition to unpledged securities, TrustCo had $641.8 million of cash and cash equivalents and borrowing capacity of $938.4 million as of December 31, 2024.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2024
	Maturing:
Debt securities available for sale:	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$25,000	$49,833	$12,000	$-	$86,833
Fair Value	24,933	48,723	11,961	-	85,617
Weighted average yield	2.01%	2.56	5.13	-	2.75
State and political subdivisions
Amortized cost	9	9	-	-	18
Fair Value	9	9	-	-	18
Weighted average yield	5.28%	5.29	-	-	5.29
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	1,722	127,190	110,508	-	239,420
Fair Value	1,666	115,812	95,650	-	213,128
Weighted average yield	2.69%	2.42	3.15	-	2.76
Corporate bonds
Amortized cost	45,033	-	-	-	45,033
Fair Value	44,581	-	-	-	44,581
Weighted average yield	2.67%	-	-	-	2.67
Small Business Administration-guaranteed participation securities
Amortized cost	4,344	11,127	-	-	15,471
Fair Value	3,949	10,192	-	-	14,141
Weighted average yield	2.07%	2.25	-	-	2.20
Other
Amortized cost	88	600	-	-	688
Fair Value	100	600	-	-	700
Weighted average yield	3.16%	4.53	-	-	4.35
Total securities available for sale
Amortized cost	$76,196	$188,759	$122,508	$-	$387,463
Fair Value	$75,238	$175,336	$107,611	$-	$358,185
Weighted average yield	2.62%	2.44	3.34	-	2.73

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$-	$52	$1,876	$3,437	$5,365
Fair Value	-	51	1,781	3,474	5,306
Weighted average yield	-%	3.38	2.93	5.60	4.65
Total held to maturity securities
Amortized cost	$-	$52	$1,876	$3,437	5,365
Fair Value	$-	$51	$1,781	$3,474	$5,306
Weighted average yield	-%	3.38	2.93	5.60	4.65

Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and Call Dates of Securities

Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate risk management purposes, it is important for TrustCo to monitor both maturity dates and call dates.  Given the current interest rate environment, the probability of future calls will depend on market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2024.  Mortgage backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2024 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2024
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$70,130	$69,623	$138,029	$135,922
1 to 5 years	51,284	50,147	138,926	126,613
5 to 10 years	83,693	78,295	110,508	95,650
After 10 years	182,356	160,120	-	-
Total debt securities available for sale	$387,463	$358,185	$387,463	$358,185

Held to maturity securities:

(dollars in thousands)	As of December 31, 2024
	Based on Final Maturity		Based on Call Date
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$-	$-	$266	$263
1 to 5 years	52	51	2,933	2,847
5 to 10 years	1,876	1,781	2,166	2,196
After 10 years	3,437	3,474	-	-
Total held to maturity securities	$5,365	$5,306	$5,365	$5,306

Federal Funds Sold and Other Short-term Investments

During 2024, the average balance of Federal Funds sold and other short-term investments was $493.5 million, a decrease from $521.0 million in 2023.  The average rate earned on these assets was 5.26% in 2024 and 5.10% in 2023. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $594.4 million for 2024, compared to $528.7 million at year-end 2023.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2024, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2025 and make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $5.3 billion in 2024, compared to approximately $5.2 billion in 2023, an increase of $66.5 million.  Changes in deposit categories (average balances 2024 versus 2023) included: demand deposits down $45.2 million, interest-bearing checking deposits down $69.5 million, savings down $195.8 million, money market down $96.8 million and time deposits up $473.8 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The balance in time deposits over $250 thousand is not the result of any incentive pricing as TrustCo does not offer premium rates on large certificates of deposit.

The Company has been proactive in retaining deposits, which is evident since total deposits have increased since December 31, 2023.  Total deposits as of December 31, 2024 increased $40.2 million to $5.39 billion compared to $5.35 billion as of December 31, 2023.  As we move forward, TrustCo’s objective is to continue to encourage customers to retain these funds in the expanded product offerings of the Bank through aggressive marketing and product differentiation.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)	2024	2023	2022	2024 vs. 2023	2023 vs. 2022	Components of Total Funding

						2024	2023	2022

Retail deposits
Demand deposits	$738,816	$784,021	$838,944	$(45,205)	$(54,923)	13.7%	14.7%	15.3
Savings	1,128,190	1,323,995	1,553,016	(195,805)	(229,021)	21.0	24.8	28.3
Time deposits under $250 thousand	1,395,126	1,057,048	755,842	338,078	301,206	26.0	19.8	13.8
Interest bearing checking accounts	998,501	1,067,972	1,190,337	(69,471)	(122,365)	18.6	20.0	21.7
Money market deposits	509,409	606,230	745,714	(96,821)	(139,484)	9.5	11.4	13.6
Total retail deposits	4,770,042	4,839,266	5,083,853	(69,224)	(244,587)	88.8	90.7	92.7
Time deposits over $250 thousand	515,990	380,288	218,586	135,702	161,702	9.6	7.1	4.0
Short-term borrowings	89,707	114,639	177,599	(24,932)	(62,960)	1.6	2.2	3.3
Total purchased liabilities	605,697	494,927	396,185	110,770	98,742	11.2	9.3	7.3
Total sources of funding	$5,375,739	$5,334,193	$5,480,038	$41,546	$(145,845)	100.0%	100.0%	100.0

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2024			2023			2022
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets
Loans, net	$5,040,915	$205,600	4.08%	$4,875,166	$187,456	3.84%	$4,551,281	$162,214	3.56%

Securities available for sale:
U.S. government sponsored enterprises	105,729	3,213	3.04	121,574	2,805	2.31	89,557	1,405	1.57
State and political subdivisions	25	1	6.69	33	2	6.71	41	2	6.66
Mortgage backed securities and collateralized mortgage obligations-residential	247,466	5,760	2.33	275,565	6,146	2.23	284,901	5,677	1.99
Corporate bonds	58,447	1,557	2.66	82,865	1,987	2.40	78,266	1,804	2.31
Small Business Administration- guaranteed participation securities	17,003	368	2.17	20,410	437	2.14	26,679	551	2.07
Other	698	13	1.86	686	10	1.46	686	9	1.31
Total securities available for sale	429,368	10,912	2.54	501,133	11,387	2.27	480,130	9,448	1.97
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	5,916	254	4.29	7,053	296	4.20	8,647	343	3.97
Total held to maturity securities	5,916	254	4.29	7,053	296	4.20	8,647	343	3.97
Federal Reserve Bank and Federal Home
Loan Bank stock	6,389	604	9.45	6,018	500	8.31	5,749	305	5.31
Federal funds sold and other short-term investments	493,546	25,946	5.26	521,021	26,567	5.10	969,043	14,292	1.47
Total interest earning assets	5,976,134	243,316	4.07%	5,910,391	226,206	3.83%	6,014,850	186,602	3.10%
Allowance for loan losses	(49,648)			(46,971)			(46,124)
Cash and noninterest earning assets	188,748			172,641			190,278
Total assets	$6,115,234			$6,036,061			$6,159,004
Liabilities and shareholders' equity
Interest bearing deposits:
Interest bearing checking accounts	$998,501	1,236	0.12%	$1,067,972	382	0.04%	$1,190,337	190	0.02%
Savings	1,128,190	2,876	0.25	1,323,995	2,531	0.19	1,553,016	920	0.06
Time deposits and money markets	2,420,525	86,474	3.57	2,043,566	50,439	2.47	1,720,142	4,617	0.27
Total interest bearing deposits	4,547,216	90,586	1.99	4,435,533	53,352	1.20	4,463,495	5,727	0.13
Short-term borrowings	89,707	791	0.88	114,639	1,009	0.88	177,599	740	0.42
Total interest bearing liabilities	4,636,923	91,377	1.97%	4,550,172	54,361	1.19%	4,641,094	6,467	0.14%
Demand deposits	738,816			784,021			838,944
Other liabilities	82,398			81,656			81,880
Shareholders' equity	657,097			620,212			597,086
Total liabilities and shareholders' equity	$6,115,234			$6,036,061			$6,159,004
Net interest income		151,939			171,845			180,135
Taxable equivalent adjustment		-			-			1
Net interest income (Non-GAAP)*		$151,939			$171,845			$180,136
Net interest spread			2.10%			2.64%			2.96%
Net interest margin (net interest income to total interest earnings assets)			2.54			2.91			2.99

* Net interest income (non-GAAP) is determined by a method other than in accordance with GAAP. See the Non-GAAP Financial Measures Reconciliation presented herein.

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income.  Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2024, 2023 and 2022.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $30.1 million, $30.7 million, and $22.0 million in 2024, 2023, and 2022, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized income (loss) has been included in cash and noninterest earning assets.  Nonaccrual loans are included in average loans.

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

Other Funding Sources

Other Funding Sources: The Company had $89.7 million of average short‑term borrowings outstanding during 2024, compared to $114.6 million in 2023.  The decrease over the prior year is attributable to customer behavior and the products they choose.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was consistent at 0.88% in both 2024 and 2023.  The lower balance in 2024 resulted in a reduction of interest expense to approximately $791 thousand in 2024, compared to $1.0 million in 2023.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2024	2023	2022	2021	2020
Individuals, partnerships and corporations	$5,261,526	$5,195,100	$5,262,996	$5,144,071	$4,700,635
States and political subdivisions	5,055	5,421	14,854	15,761	15,709
Other (certified and official checks, etc.)	19,451	19,033	24,589	28,515	26,108
Total average deposits by type of depositor	$5,286,032	$5,219,554	$5,302,439	$5,188,347	$4,742,452

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT

(dollars in thousands)
As of December 31, 2024

Under 3 months	$267,267
3 to 6 months	94,288
6 to 12 months	105,919
Over 12 months	93,817

Total	$561,291

As of December 31, 2024 and 2023, approximately $1.11 billion and $1.03 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2024 vs. 2023			2023 vs. 2022
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income:
Federal funds sold and other short-term investments	$(621)	$(1,428)	$807	$12,275	$(9,179)	$21,454
Trading securities (taxable)	-	-	-	-	-	-
Securities available for sale:
Taxable	(474)	(1,752)	1,278	1,939	389	1,550
Tax-exempt	(1)	(1)	-	-	-	-
Total securities available for sale	(475)	(1,753)	1,278	1,939	389	1,550
Held to maturity securities (taxable)	(42)	(49)	7	(47)	(65)	18
Federal Reserve Bank and Federal Home Loan Bank stock	104	32	72	195	15	180
Loans, net	18,144	8,070	10,074	25,242	13,228	12,014
Total interest income	17,110	4,872	12,238	39,604	4,388	35,216

Interest expense:
Interest bearing checking accounts	854	(27)	881	192	(22)	214
Savings	345	(412)	757	1,611	(155)	1,766
Time deposits and money markets	36,035	15,281	20,754	45,822	2,217	43,605
Short-term borrowings	(218)	(220)	2	269	(333)	602
Total interest expense	37,016	14,622	22,394	47,894	1,707	46,187
Net interest income	(19,906)	(9,750)	(10,156)	(8,290)	2,681	(10,971)
Tax equivalent adjustment	-	-	-	(1)	(1)	-
Net interest income (TE)*	$(19,906)	$(9,750)	$(10,156)	$(8,291)	$2,680	$(10,971)

* Net interest income (TE) is determined by a method other than in accordance with GAAP. See the Non-GAAP Financial Measures Reconciliation presented herein.

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company’s capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements.  The regulatory capital rules require a Tier 1 leverage ratio of 4.0% of consolidated assets, a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and a total risk-based capital ratio or 8.0% of risk-weighted assets.  In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (known as the capital conservation buffer) above the minimum risk-based capital levels in order to avoid restrictions on dividends, share repurchases, or payment of discretionary bonuses.

As of December 31, 2024, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its CET1, Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2024 and 2023, Trustco Bank met the definition of “well-capitalized.”

In January 2020, the federal bank regulatory agencies have adopted rules creating a “community bank leverage ratio” framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies.  Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it decided not to opt into the framework.

The Company’s dividend payout ratio was 56.09% of net income in 2024 and 46.71% of net income in 2023. The per-share dividend paid was $1.44 in both 2024 and 2023.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo’s consolidated Tier 1 risk-based capital was 19.30% of risk-adjusted assets at December 31, 2024, and 18.90% of risk‑adjusted assets at December 31, 2023.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2024 was 11.05%, as compared to 10.78% at year-end 2023.  Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 6,284 participants.  During 2024, $2.1 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On March 17, 2023 the Company’s Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock.  There were no repurchases during 2023. On March 29, 2024 the Company’s Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock.  During the twelve months ended December 31, 2024, the Company repurchased a total of 14,000 shares at an average price per share of $26.68 for a total of $374,000 under its Board authorized share repurchase program.

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

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2024, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2024 and 2023 totaled $21.0 million and $17.9 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.37% in 2024 and 0.35% in 2023.  As of December 31, 2024 and 2023, there were $8.9 million and $7.5 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2024, nonperforming loans included a mix of commercial and residential loans.  Of the total nonperforming loans of $18.8 million, $18.3 were residential real estate loans and $343 thousand were commercial loans.  Economic conditions generally improved as compared to the prior year.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2024, 64.3% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 35.7% of the loan portfolio are Florida loans.  At December 31, 2024, 19.6% of nonperforming loans were in Florida and 80.4% were in the Company’s New York area markets.  At December 31, 2024 nonperforming Florida loans amounted to $3.7 million compared to $2.6 million at December 31, 2023.

(dollars in thousands)	As of December 31,
	2024		2023		2022		2021		2020
Loans in non-accrual status	$18,800		$17,663		$17,483		$18,739		$21,061
Restructured retail loans	-		3		10		17		23
Total nonperforming loans	18,800		17,666		17,493		18,756		21,084
Other real estate owned	2,175		194		2,061		362		541
Total nonperforming assets	$20,975		$17,860		$19,554		$19,118		$21,625
Allowance for credit losses on loans	$50,248		$48,578		$46,032		$44,267		$49,595
Allowance coverage of nonperforming loans	2.67	x	2.75	x	2.63	x	2.36	x	2.35	x
Allowance for credit losses on loans to nonaccrual loans	2.67	x	2.75	x	2.63	x	2.36	x	2.35	x
Nonperforming loans as a % of total loans	0.37%		0.35%		0.37%		0.42%		0.50%
Nonperforming assets as a % of total assets	0.34%		0.29%		0.33%		0.31%		0.37%
Non-accrual loans to total loans outstanding	0.37%		0.35%		0.37%		0.42%		0.50%

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

There are inherent risks associated with lending; however based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2024, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.

At year-end 2024 and 2023 there were $2.2 million and $194 thousand of foreclosed real estate, respectively.  We generally initiate foreclosure proceedings on real estate loans when a loan enters non-accrual status based upon non-payment, unless the borrower is paying in accordance with an agreed upon modified payment agreement. We obtain an updated appraisal upon the commencement of legal action to calculate a potential collateral shortfall and to reserve appropriately for the potential loss. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure action is completed, the property securing the loan is transferred to Other Real Estate Owned (“OREO”). We generally attempt to utilize all available remedies, such as note sales in lieu of foreclosure, in an effort to resolve non-accrual loans and OREO properties as quickly and prudently as possible in consideration of market conditions, the physical condition of the property and any other mitigating circumstances. We have not initiated any expected or imminent foreclosure proceedings that are likely to have a material adverse impact on our consolidated financial statements. In the event that a non-accrual loan is subsequently brought current, it is returned to accrual status once the doubt concerning collectability has been removed and the borrower has demonstrated performance in accordance with the loan terms and conditions for a period of generally at least six months.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has generally not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

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

During the year ended December 31, 2024, the Company enhanced its ACLL calculation.  The enhancement was completed on the heels of our previously utilized forecast period and continued periods of minimal losses. The enhancement produces more granular results of expected loan loss, incorporates more extensive peer historical loss data, and allows for a more efficient process. This enhancement did not result in a material impact to the Company’s financial statements.  The primary reason for the Company’s change in methodology relates to continued periods of low to minimal losses and to gain operational efficiencies in the allowance process. The Company did not change how quantitative losses are calculated, i.e. utilizing a discounted cash flow approach, rather we enhanced the discounted cash flow calculation to incorporate peer data and updated our forecast and reversion periods.  Since the adoption of CECL, the Company has been estimating the quantitative reserves based on internal data and an 8-quarter forecast and immediate reversion. As described above, we are now utilizing peer data, given our continued low to minimal loss history, and using baseline scenario with a 4-quarter forecast and 4-quarter straight line reversion to produce reasonable and supportable results.  The estimate of expected credit losses are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors.  The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company’s portfolio and the economic environment, weighting is assigned based on the Company’s  evaluation and understanding of the underlying risks and economic conditions within each portfolio segment. The determination of qualitative factors involves significant judgement and subjective measurement.

The ACLL reflects management's estimate of expected credit losses over the life of the loan portfolio. The ACLL level is influenced by past events and current conditions, as well as reasonable and supportable forecasts of future economic conditions. The ACLL level is updated quarterly based on the latest available information and assumptions. During the year ended December 31, 2024, the Company’s ACLL calculation incorporated the following:

•	The use of a Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data.
•	Reasonable and supportable forecast period, which is based on a Moody's baseline scenario for four quarters.
•	Reversion period, which is the period after the forecast period when the ACLL factors revert to historical averages, using a four-quarter straight line reversion.
•
Qualitative considerations, which are adjustments to the ACLL quantitative reserves to account for changes in various internal and external factors that affect the credit quality of the loan portfolio, were allocated utilizing a weighted scorecard framework. The qualitative factors utilized are based on regulatory (interagency) guidelines.

For the year ended December 31, 2024, the Company recorded a provision for credit losses of $2.0 million, which includes a provision for credit losses on loans of $1.9 million as a result of a combination of factors such as loan growth, peer loss data and economic conditions, and a provision for credit losses on unfunded commitments of $100 thousand as a result of a corresponding increase in unfunded commitments.  For the year ended December 31, 2023, the Company recorded a provision for credit losses of $1.3 million, which includes a provision for credit losses on loans of $2.5 million as a result of increased unemployment forecast offset by a sustained low level of NPL’s and actual charge-offs, and a benefit for credit losses on unfunded commitments of $1.3 million as a result of a corresponding decrease in unfunded commitments.  For the year ended December 31, 2022, the Company recorded a credit to the provision for credit losses of $341 thousand, which included a credit to the provision for credit losses on loans of $900 thousand as a result of improving unemployment, housing price forecasts and a sustained low level of NPLs and charge-offs, and a provision for credit losses on unfunded commitments of $659 thousand as a result of a corresponding increase in unfunded commitments.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the Moody’s baseline forecast scenario for December 31, 2024 for economic modeling.

As of December 31, 2024, the Company utilized Moody's baseline scenario model to assess economic conditions. This model incorporates recent developments, including the presidential election in November 2024 and subsequent policy implementations. Key considerations include the administration's introduction of tariffs, which may influence trade dynamics and inflation. Additionally, the Federal Reserve's recent indications of a higher-than-expected inflation rate at the end of 2024 suggest potential adjustments in monetary policy. The Company also acknowledges ongoing geopolitical tensions, such as the conflicts in the Middle East and the Russia-Ukraine situation, which continue to pose risks to market stability. Recognizing that actual outcomes may diverge from the baseline scenario, the Company has incorporated qualitative considerations to account for uncertainties in economic conditions and additional risk factors not fully captured by the quantitative model.

See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.

The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for the past five years.  Net loans charged off (recovered) in 2024 and 2023 were $230 thousand and $(46) thousand, respectively.  The increase in net charge-offs was primarily the result of an increase number of gross charge-offs in the Florida commercial segment of the portfolio partially offset by more recoveries in the New York residential segment.   New York commercial, residential, and installment gross recoveries were down $129 thousand, up $283 thousand, and down $11 thousand, respectively, from 2024 to 2023. Total gross charge-offs in 2024 were $939 thousand versus $547 thousand in 2023.  The increase in gross charge-offs was primarily the result of the Florida commercial charge-offs increasing $314 thousand in 2024, and New York commercial charge-offs increasing $127 thousand from 2024 to 2023.  Residential gross charge-offs decreased $43 thousand from 2024 to 2023 and gross installment charge‑offs decreased $6 thousand from 2024 to 2023.  The changes in gross and net charge-offs in these categories reflected economic and real estate market changes.

Conditions in most of the Bank’s market areas are stabilizing or improving as compared to 2023; however, should general economic conditions weaken and/or real estate values begin to decline, the level of problem loans may increase, as would the level of the provision for credit losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2024	2023	2022	2021	2020
Amount of loans outstanding at end of year (less unearned income)	$5,098,058	$5,002,879	$4,733,201	$4,438,779	$4,244,470
Average loans outstanding during year (less average unearned income)	5,040,915	4,875,166	4,551,281	4,336,834	4,163,399
Balance of allowance at beginning of year	48,578	46,032	44,267	49,595	44,317
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	-	-	2,353	-	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	48,578	46,032	46,620	49,595	44,317

Loans charged off:
Commercial and commercial real estate	441	-	40	30	36
Real estate mortgage - 1 to 4 family	328	371	24	340	404
Installment	170	176	88	60	221
Total	939	547	152	430	661
Recoveries of loans previously charged off:
Commercial and commercial real estate	-	129	4	32	10
Real estate mortgage - 1 to 4 family	675	417	450	466	317
Installment	34	47	10	54	12
Total	709	593	464	552	339
Net loan chargeoffs (recoveries)	230	(46)	(312)	(122)	322
Provision (credit) for credit losses on loans	1,900	2,500	(900)	(5,450)	5,600
Balance of allowance at end of year	$50,248	$48,578	$46,032	$44,267	$49,595

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	0.00%	0.00%	(0.01)%	-%	0.01%

Allowance as a percent of loans outstanding at end of year	0.99	0.97	0.97	1.00	1.17

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

	For the Years Ended December 31,
(dollars in thousands)	2024			2023			2022
	Net charge-offs (recoveries)	Average loans outstanding	Net charge- offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge- offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge- offs as a percent of average loans outstanding

Commercial	$441	$280,566	0.16%	$(129)	$255,666	0.05%	$36	$206,144	0.02%
Real estate mortgage - 1 to 4 family	(347)	4,745,423	-0.01%	(46)	4,604,155	0.00%	(426)	4,335,288	-0.01%
Installment	136	14,926	0.91%	129	15,345	0.84%	78	9,849	0.79%
Total net (recoveries) chargeoffs	$230	$5,040,915	0.00%	$(46)	$4,875,166	0.00%	$(312)	$4,551,281	-0.01%

Our loan portfolio experienced an annualized net charge-off rate of 0.00% for the year ended December 31, 2024 flat from the year ended December 31, 2023.

Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of December 31, 2024		As of December 31, 2023
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$3,195	5.25%	$2,519	5.05%
Real estate - construction	328	0.58%	291	0.58%
Real estate mortgage - 1 to 4 family	40,866	85.87%	40,745	87.09%
Home equity lines of credit	5,667	8.03%	4,805	6.94%
Installment Loans	192	0.27%	218	0.34%
	$50,248	100.00%	$48,578	100.00%

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

The Company uses a third party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income.  The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet.  Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model.  This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company.  All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.  Actual results could differ from these estimates.  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing characteristics including decay rates, and correlations to movements in interest rates, and should not be relied on as indicative of actual results.  Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. However, we also apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts. In addition, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.

Using this model, the fair values of capital projections as of December 31, 2024 are referenced below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2024.  The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase and decrease by 100, 200, 300 and 400 basis points (BP), assuming the yield curve of the rate shocks will be parallel to each other.

(dollars in thousands)	December 31, 2024
			1 to 12 Months		13 to 24 Months
Change in Interest Rates	$ Amount of EVE	% Change in EVE	$ Amount of NII	% Change In NII	$ Amount of NII	% Change In NII

+400 BP	1,017,206	-26.8%	146,487	-15.1%	157,503	-17.8%
+300 BP	1,074,687	-22.6%	152,179	-11.8%	163,625	-14.6%
+200 BP	1,131,318	-18.6%	157,863	-8.5%	169,763	-11.4%
+100 BP	1,290,356	-7.1%	165,875	-3.9%	182,489	-4.7%
Current rates	1,389,173	0.0%	172,598	0.0%	191,561	0.0%
-100 BP	1,414,204	1.8%	176,684	2.4%	195,705	2.2%
-200 BP	1,375,226	-1.0%	178,576	3.5%	195,457	2.0%
-300 BP	1,291,656	-7.0%	178,106	3.2%	190,864	-0.4%
-400 BP	1,169,300	-15.8%	175,397	1.6%	183,764	-4.1%

At December 31, 2024, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 11.05%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 24.3% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 11.05% at December 31, 2024, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

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

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities.  In addition, a significant portion of the interest sensitive assets are fixed rate with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations.  As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate.  The Company has deemphasized the use of gap analysis in favor of the more advanced methods provided by the previously noted model, including the sensitivity of the economic value of equity and net interest income.

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

In practice, the optionality imbedded in many of the Company’s assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of static gap analysis.  Thus, the table should be viewed as a rough framework in the evaluation of interest rate risk.  Management takes these factors, and others, into consideration when reviewing the Bank’s gap position and establishing its asset/liability management strategy.  As noted, the simulation model is better able to consider these aspects of the Bank’s exposure to potential interest rate changes and thus is viewed as the more important of the two methodologies.

The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2024.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment information and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)	At December 31, 2024
	Repricing in:
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,552,897	2,453,717	2,044,117	188,013	6,238,744
Cumulative total assets	$1,552,897	4,006,614	6,050,731	6,238,744
Total liabilities and shareholders' equity	$2,486,984	105,593	2,881,678	764,489	6,238,744
Cumulative total liabilities and shareholders' equity	$2,486,984	2,592,577	5,474,255	6,238,744

Cumulative interest sensitivity gap	$(934,087)	1,414,037	576,476
Cumulative gap as a % of interest earning assets for the period	(60.2%)	35.3%	9.5%
Cumulative interest sensitive assets to liabilities	62.4%	154.5%	110.5%

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See “Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities” in the 2024 Form 10-K.

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

The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.77 billion in 2024 and $4.84 billion in 2023.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2024, the average balance of purchased liabilities was $605.7 million, compared with $494.9 million in 2023.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The decrease in borrowed funds from $114.6 million to $89.7 million is wholly the result of customers’ behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2024 the amount available to borrow from the FHLBNY was $937.9 million, and there were no outstanding borrowings as of December 31, 2024.  In addition, as noted, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Management believes that the Company’s overall liquidity position remains strong.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  As of December 31, 2024 and 2023, TrustCo’s loan to deposit ratio was 94.6% and 93.5%, respectively.  In addition, at December 31, 2024 and 2023, the Company had cash and cash equivalents totaling $641.8 million and $578.0 million, respectively, as well as unpledged securities available for sale with a fair value of $213.9 million and $297.1 million, respectively.  Management believes that the Company currently has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.

The following table and narrative below reflect our contractual obligations as of December 31, 2024:

(dollars in thousands)	Payments Due by Period:
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Operating lease Iiabilities	$8,339	$13,704	$8,742	$15,167	$45,952
Certificates of deposit	1,943,813	104,463	1,435	48	$2,049,759

Total contractual obligations	$1,952,152	$118,167	$10,177	$15,215	$2,095,711

In addition, the Company is contractually obligated to pay data processing vendors approximately $10 million to $11 million per year through 2030.

As of December 31, 2024 the Bank has unused lines of credit of $77.1 million that generally have a draw date of one year or less, and also the Bank has home equity lines of credit that generally have a draw period of up to 10 years.  In addition, there are standby letters of credit of $4.6 million as of December 31, 2024 that generally have a term of one year or less.  The Bank also has construction loans in process of $36.6 million with draw periods of up to three years.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $2.0 to $2.2 million per year through 2034.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $6.2 million and $5.6 million, respectively, as of December 31, 2024 and 2023. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2024 and 2023, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $601.2 million and $596.8 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $4.6 million and $4.8 million at December 31, 2024 and 2023, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2024 and 2023 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (within accrued expenses and other liabilities) with adjustments to the reserve recognized in provision (credit) for credit losses in the consolidated income statement.  The Company recorded a provision for credit losses of $100 thousand in 2024, and a benefit for credit losses of $1.3 million in 2023. As of December 31, 2024 and 2023 the allowance for unfunded commitments was $1.8 million and $1.7 million, respectively.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $19.8 million in 2024, $18.3 million in 2023 and $19.3 million in 2022.  The increase is primarily the result of a gain of $1.4 million recorded on the Visa Class C Common stock exchange as previously discussed, and an increase in financial services income due to higher market values of assets under management, partially offset by a decrease in fees for services to customers driven by lower interchange income.

The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees, as well as types of fees where appropriate.  The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was up $110 thousand in 2024 compared to 2023.

Trustco Wealth Management contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $7.2 million in 2024, $6.4 million in 2023 and $7.0 million in 2022.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Wealth Management.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Wealth Management are not included on the Company’s Consolidated Financial Statements because Trustco Wealth Management holds these assets in a fiduciary capacity.  At December 31, 2024, 2023 and 2022, fair value of assets under management by the Trustco Wealth Management were approximately $1.2 billion, $967 million and $918 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.  The increase in income is due to the timing of market value fluctuations and fees for other services.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2024 vs. 2023
	2024	2023	2022	Amount	Percent

Wealth Management income	$7,247	$6,425	$7,037	$822	12.8%
Fees for services to customers	9,852	10,648	10,947	(796)	(7.5)
Net gain on equity securities	1,383	-	-	1,383	100.0
Other	1,352	1,242	1,276	110	8.9
Total noninterest income	$19,834	$18,315	$19,260	$1,519	8.3%

Noninterest expense: Noninterest expense was $105.7 million in 2024, $111.3 million in 2023, and $100.3 million in 2022.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median adjusted efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 61.8% for 2024.  TrustCo’s efficiency ratio was 61.6% in 2024, 58.5% in 2023 and 50.3% in 2022.  TrustCo’s adjusted efficiency ratio was 61.6% in 2024, 56.7% in 2023 and 50.2% in 2022. In 2024 net gains on equity securities was excluded from this calculation.  In 2023 non-recurring losses, non-recurring expenses, and branch closure expenses were excluded from this calculation.  In 2022, net gain on sale of building was excluded from this calculation.  Other real estate owned expense or income was excluded from this calculation for all periods presented.  See the Non-GAAP Financial Measures Reconciliation presented herein.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2024 vs. 2023
	2024	2023	2022	Amount	Percent

Salaries and employee benefits	$48,149	$51,242	$45,904	$(3,093)	(6.0)%
Net occupancy expense	17,820	17,427	17,527	393	2.3
Equipment expense	7,889	7,610	6,487	279	3.7
Professional services	6,675	6,245	5,577	430	6.9
Outsourced services	10,858	10,039	9,210	819	8.2
Advertising expense	1,803	1,878	2,046	(75)	(4.0)
FDIC and other insurance	4,116	4,300	3,159	(184)	(4.3)
Other real estate expense (income), net	770	524	310	246	46.9
Other	7,647	12,032	10,099	(4,385)	(36.4)
Total noninterest expense	$105,727	$111,297	$100,319	$(5,570)	(5.0)%

Salaries and employee benefits are the most significant component of noninterest expense.  For 2024, these expenses amounted to $48.1 million, compared with $51.2 million in 2023 and $45.9 million in 2022.  The decrease in salaries and benefits in 2024 was primarily the result of a decrease in salaries due to lower headcount in 2024 and also a decrease in incentive compensation and various other employee benefit plan expenses in 2024.  Full time equivalent headcount was 737 and 750 as of December 31, 2024 and 2023, respectively.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net occupancy expense increased $393 thousand during 2024 compared to 2023 primarily as a result of additional costs incurred for branch closures.  Net equipment expense increased $279 thousand during 2024 compared to 2023 primarily as a result of increased computer equipment expenses.  Professional services increased $430 thousand during 2024 compared to 2023 primarily as a result of increased use of consultants and experts for various activities.  Outsourced services expense increased $819 thousand during 2024 compared to 2023 primarily as a result of additional services being utilized from our banking service providers.  Other real estate expense was $770 thousand in 2024 and $524 thousand in 2023, compared to other real estate expense of $310 thousand in 2022. Included in ORE expense, net during 2024, 2023 and 2022 were write downs of properties included in ORE totaling $350 thousand, $143 thousand and $68 thousand, respectively. Additionally, included in ORE expense, net during 2024, 2023 and 2022 were gains on sale of $75 thousand, $355 thousand and $122 thousand, respectively.  Other noninterest expense was $7.6 million in 2024 compared to $12.0 million in 2023 and $10.1 million in 2022.  The decrease in 2024 as compared to 2023 was primarily as a result of a $2.75 million litigation settlement expense incurred in 2023.

Income Tax

TrustCo recognized income tax expense of $15.2 million, $19.0 million and $24.2 million in 2024, 2023 and 2022, respectively.  The effective tax rates were 23.8% in 2024, 24.4% in 2023, and 24.3% in 2022.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2024, 2023 and 2022 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the cost of operations, included in noninterest expense.

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

The estimate of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses on loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted using qualitative factors. The Company  uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company’s portfolio and the economic environment, weighting is assigned based on the Company’s evaluation and understanding of the underlying risks and economic conditions within each portfolio segment.

Assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. As of December 31, 2024, management utilized Moody’s Baseline forecast scenario. Hypothetically, had management continued to utilize the Moody’s Stagflation scenario, the impact of the allowance would be an increase of $404 thousand.  For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 10.14% as of December 31, 2024. Hypothetically, if the prepayment assumption would be increased to 15.14%, the impact of the allowance would be a reduction of $5.5 million.  Hypothetically, if the prepayment assumption would be decreased to 5.14%, the impact of the allowance would be an increase of $8.4 million.

Recent Accounting Pronouncements

Please refer to Note 19 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)
	2024					2023
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Income statement:
Interest and dividend income	$59,753	$60,585	$61,069	$61,909	$243,316	$53,932	$56,082	$57,552	$58,640	$226,206
Interest expense	23,175	22,797	22,398	23,007	91,377	6,967	12,030	15,331	20,033	54,361
Net interest income	36,578	37,788	38,671	38,902	151,939	46,965	44,052	42,221	38,607	171,845
(Credit) Provision for loan losses	600	500	500	400	2,000	300	(500)	100	1,350	1,250
Net interest income after provison for loan losses	35,978	37,288	38,171	38,502	149,939	46,665	44,552	42,121	37,257	170,595

Noninterest income	4,843	5,651	4,931	4,409	19,834	4,669	4,598	4,574	4,474	18,315
Noninterest expense	24,903	26,459	26,200	28,165	105,727	27,679	27,327	27,460	28,831	111,297
Income before income taxes	15,918	16,480	16,902	14,746	64,046	23,655	21,823	19,235	12,900	77,613
Income tax expense	3,792	3,929	4,027	3,465	15,213	5,909	5,451	4,555	3,052	18,967
Net income	$12,126	$12,551	$12,875	$11,281	$48,833	$17,746	$16,372	$14,680	$9,848	$58,646

Per share data:
Basic earnings	$0.64	$0.66	$0.68	$0.59	$2.57	$0.93	$0.86	$0.77	$0.52	$3.08
Diluted earnings	0.64	0.66	0.68	0.59	2.57	0.93	0.86	0.77	0.52	3.08
Cash dividends declared	0.36	0.36	0.36	0.36	1.44	0.36	0.36	0.36	0.36	1.44

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

Adjusted Efficiency Ratio: Adjusted efficiency ratio is a non-GAAP measure of expense control relative to revenue from net interest income and non-interest fee income.  We calculate the efficiency ratio by dividing total non-interest expense by the sum of net interest income and total non-interest income.  We calculate the adjusted efficiency ratio by dividing total noninterest expenses as determined under GAAP, excluding other real estate expense, net, strategic branch closing costs, and a non-recurring expense related to the settlement of a class action lawsuit, by net interest income and total noninterest income as determined under GAAP, excluding gain/loss on the disposal of assets from strategic branch closures from this calculation and net gains on equity securities.  We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue.  Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

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

A reconciliation of the non-GAAP measures of taxable equivalent net interest margin and adjusted efficiency ratio to the most directly comparable GAAP financial measures is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)
	Years ended
	12/31/24	12/31/23	12/31/22	12/31/21	12/31/20
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)	$151,939	$171,845	$180,135	$160,408	$153,580
Taxable Equivalent Adjustment	-	-	1	1	3
Net interest income (Taxable Equivalent) (Non-GAAP)	$151,939	$171,845	$180,136	$160,409	$153,583

Total Interest Earning Assets	5,976,134	5,910,391	6,014,850	5,928,077	5,403,000

Net Interest Margin (GAAP)	2.54%	2.91%	2.99%	2.71%	2.84%
Taxable Equivalent Net Interest Margin (Non-GAAP)	2.54%	2.91%	2.99%	2.71%	2.84%

		Years ended
		12/31/24	12/31/23	12/31/22	12/31/21	12/31/20
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	A	$151,939	$171,845	$180,136	$160,409	$153,583
Non-interest income (GAAP)	B	19,834	18,315	19,260	17,937	17,170
Add: Non-recurring loss	C	-	101	-	-	-
Less: Net gains on equity securities	D	1,383	-	-	-	-
Less: Net gain on securities	E	-	-	-	-	1,155
Less: Net gain on sale of building and net gain	F
on sale of nonperforming loans	G			268	-	-
Revenue used for efficiency ratio (Non-GAAP)	H	$170,390	$190,261	$199,128	$178,346	$169,598

Total Noninterest expense (GAAP)	I	$105,727	$111,297	$100,319	$101,662	$95,704
Less: Branch closure expense	J	-	114	-	-	-
Less: Non-recurring expenses	K	-	2,750	-	-	-
Less: Other real estate (income) expense, net	L	770	524	310	183	92
Expenses used for efficiency ratio (Non-GAAP)	M	$104,957	$107,909	$100,009	$101,479	$95,612

Efficiency Ratio (GAAP)	I/(A+B)	61.55%	58.53%	50.31%	57.00%	56.05%
Adjusted Efficiency Ratio (Non-GAAP)	M/H	61.60%	56.72%	50.22%	56.90%	56.38%

Glossary of Terms

Adjusted Efficiency Ratio:

Noninterest expense as determined under GAAP, excluding other real estate expense, net, and other non-recurring expenses, divided by taxable equivalent net interest income and total noninterest income as determined under GAAP, excluding any non-recurring income.  This is an indicator of the total cost of operating the Company in relation to the total income generated.

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

Efficiency Ratio:

Noninterest expense divided by taxable equivalent net interest income plus noninterest income.  This is an indicator of the total cost of operating the Company in relation to the total income generated.

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

Non-accrual Loans:

Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets:

The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans:

The sum of loans in a non-accrual status (for purposes of interest recognition), plus accruing loans three payments or more past due as to principal or interest payments.

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2024.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2024, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2024 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 14, 2025

Crowe LLP Independent Member Crowe Global
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on Internal Control – Integrated Framework: (2013) issued by COSO.

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

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial   Reporting .  Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for Credit Losses – Qualitative Factors

As described in Notes 1 and 4, the allowance for credit losses on loans (“ACLL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans.  The Company has identified the ACLL as a critical accounting estimate.

The estimate of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors. The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company’s portfolio and the economic environment, weighting is assigned based on the Company’s evaluation and understanding of the underlying risks and economic conditions within each portfolio segment.

We identified auditing the qualitative factors to be a critical audit matter due to the significant professional judgment and use of subjective measurements by management in determining the qualitative factors using the weighted scorecard approach. This resulted in a high degree of auditor effort and judgment in evaluating the qualitative factors due to the subjective nature and the resulting measurement uncertainty associated with the qualitative factors.

The primary procedures we performed to address this critical audit matter included:

•
Testing of design and operating effectiveness of management’s internal controls over the (i) appropriateness of management’s methodology for developing the qualitative factors; (ii) relevance and reliability of the internal and external data used in the determination of the qualitative factors; and (iii) reasonableness of management’s judgments applied in determining the risk tranches and allocations for the selected qualitative factors.

•
Substantively testing management’s process to estimate the allowance for credit losses for loans qualitative factors calculation, which included (i) testing the relevance and reliability of internal and external data utilized in the determination of the qualitative factors; (ii) evaluating the reasonableness of management’s judgments and subjective measurements used in the qualitative factor calculation; and (iii) evaluating the appropriateness of management’s qualitative factor methodology.

/s/ Crowe LLP
We have served as the Company’s auditor since 2009.

Boston, Massachusetts
March 14, 2025

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2024	2023	2022

Interest and dividend income:
Interest and fees on loans	$205,600	$187,456	$162,214
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	3,213	2,805	1,405
State and political subdivisions	1	2	2
Mortgage-backed securities and collateralized mortgage obligations-residential	5,760	6,146	5,677
Corporate bonds	1,557	1,987	1,804
Small Business Administration-guaranteed participation securities	368	437	551
Other	13	10	9
Total interest and dividends on securities available for sale	10,912	11,387	9,448

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	254	296	343
Total interest on held to maturity securities	254	296	343

Federal Home Loan Bank stock	604	500	305
Interest on federal funds sold and other short-term investments	25,946	26,567	14,292
Total interest and dividend income	243,316	226,206	186,602

Interest expense:
Interest on deposits	90,586	53,352	5,727
Interest on short-term borrowings	791	1,009	740
Total interest expense	91,377	54,361	6,467

Net interest income	151,939	171,845	180,135
Provision (Credit) for credit losses	2,000	1,250	(341)
Net interest income after provision (credit) for credit losses	149,939	170,595	180,476

Noninterest income:
Trustco Financial Services income	7,247	6,425	7,037
Fees for services to customers	9,852	10,648	10,947
Net gain on equity securities	1,383	-	-
Other	1,352	1,242	1,276
Total noninterest income	19,834	18,315	19,260

Noninterest expense:
Salaries and employee benefits	48,149	51,242	45,904
Net occupancy expense	17,820	17,427	17,527
Equipment expense	7,889	7,610	6,487
Professional services	6,675	6,245	5,577
Outsourced services	10,858	10,039	9,210
Advertising expense	1,803	1,878	2,046
FDIC and other insurance expense	4,116	4,300	3,159
Other real estate expense, net	770	524	310
Other	7,647	12,032	10,099
Total noninterest expense	105,727	111,297	100,319

Income before income taxes	64,046	77,613	99,417
Income taxes	15,213	18,967	24,183
Net income	$48,833	$58,646	$75,234

Earnings per share:
Basic	$2.57	$3.08	$3.93
Diluted	$2.57	$3.08	$3.93

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,
	2024	2023	2022

Net income	$48,833	$58,646	$75,234

Net unrealized holding gain (loss) on securities available for sale	2,946	11,293	(43,513)
Tax effect	(760)	(2,921)	11,268
Net unrealized gain (loss) on securities available for sale, net of tax	2,186	8,372	(32,245)

Change in overfunded position in pension and postretirement plans arising during the year	10,524	7,955	(8,266)
Tax effect	(2,734)	(2,067)	2,148
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,790	5,888	(6,118)

Amortization of net actuarial gain	(824)	(423)	(1,008)
Amortization of prior service cost (credit)	13	13	(313)
Tax effect	211	107	343
Amortization of net actuarial gain and prior service cost (credit) on pension and postretirement plans, net of tax	(600)	(303)	(978)

Other comprehensive income (loss), net of tax	9,376	13,957	(39,341)
Comprehensive income	$58,209	$72,603	$35,893

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2024	2023
ASSETS

Cash and due from banks	$47,364	$49,274
Federal funds sold and other short term investments	594,448	528,730
Total cash and cash equivalents	641,812	578,004
Securities available for sale	358,185	452,289
Held to maturity securities ($5,306 and $6,396 fair value at December 31, 2024 and 2023, respectively)	5,365	6,458
Federal Home Loan Bank stock	6,507	6,203
Loans, net of deferred costs	5,098,058	5,002,879
Less: Allowance for credit losses on loans	50,248	48,578
Net loans	5,047,810	4,954,301
Bank premises and equipment, net	33,782	34,007
Operating lease right-of-use assets	36,627	40,542
Other assets	108,656	96,387

Total assets	$6,238,744	$6,168,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$762,101	$754,532
Savings accounts	1,086,534	1,179,241
Interest-bearing checking	1,027,540	1,015,213
Money market deposit accounts	465,049	565,767
Time accounts	2,049,759	1,836,024
Total deposits	5,390,983	5,350,777
Short-term borrowings	84,781	88,990
Operating lease liabilities	40,159	44,471
Accrued expenses and other liabilities	46,478	38,668

Total liabilities	5,562,401	5,522,906

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:

Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,097,152 and 20,058,142 shares issued and 19,019,749 and 19,024,433 shares outstanding at December 31, 2024 and 2023, respectively	20,097	20,058
Surplus	258,874	257,181
Undivided profits	446,503	425,069
Accumulated other comprehensive loss, net of tax	(3,861)	(13,237)
Treasury stock: 1,077,403 and 1,033,709 shares, at cost, at December 31, 2024 and 2023, respectively.	(45,270)	(43,786)

Total shareholders’ equity	676,343	645,285

Total liabilities and shareholders’ equity	$6,238,744	$6,168,191

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

Balance, January 1, 2022	$20,046	$256,661	$349,056	$12,147	$(36,782)	$601,128
Cumulative impact of adoption of ASU 2016-13			(3,470)			(3,470)
Balance, January 1, 2022 as adjusted for impact of adoption of ASU 2016-13	20,046	256,661	345,586	12,147	(36,782)	597,658
Net income	-	-	75,234	-	-	75,234
Change in other comprehensive (loss) income, net of tax	-	-	-	(39,341)	-	(39,341)
Stock options exercises (12,458 shares issued)	12	417	-	-	-	429
Cash dividend declared, $1.41 per share	-	-	(26,989)	-	-	(26,989)
Purchase of treasury stock (208,014 shares)	-	-	-	-	(7,004)	(7,004)
Ending balance, December 31, 2022	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987

Net income	-	-	58,646	-	-	58,646
Change in other comprehensive income (loss), net of tax	-	-	-	13,957	-	13,957
Cash dividend declared, $1.44 per share	-	-	(27,408)	-	-	(27,408)
Purchase of treasury stock (0 shares)	-	-	-	-	-	-
Sale of treasury stock	-	-	-	-	-	-
Stock based compensation expense	-	103	-	-	-	103
Ending balance, December 31, 2023	$20,058	$257,181	$425,069	$(13,237)	$(43,786)	$645,285

Net income	-	-	48,833	-	-	48,833
Change in other comprehensive income (loss), net of tax	-	-	-	9,376	-	9,376
Exercise of stock option, net of repurchases	30	982	-	-	(958)	54
Restricted stock vesting, net of repurchaes	9	(9)	-	-	(152)	(152)
Cash dividend declared, $1.44 per share	-	-	(27,399)	-	-	(27,399)
Purchase of treasury stock, 14,973 shares	-	-	-	-	(374)	(374)
Stock based compensation expense	-	720	-	-	-	720
Ending balance, December 31, 2024	$20,097	$258,874	$446,503	$(3,861)	$(45,270)	$676,343

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$48,833	$58,646	$75,234
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,540	4,114	4,101
Amortization of right-of-use asset	6,895	6,672	6,452
Net gain on sale of other real estate owned	(75)	(355)	(122)
Writedown of other real estate owned	350	143	68
Net gain on securities transactions	(1,383)	-	-
Provision (Credit) for credit losses	2,000	1,250	(341)
Deferred tax expense	1,986	2,156	4,114
Net amortization of securities	1,137	1,734	2,266
Stock based compensation expense	720	103	-
Net (gain) loss on sale of bank premises and equipment	(144)	101	(315)
Decrease (Increase) in taxes receivable	6,351	(79)	4,906
Decrease (Increase) in interest receivable	489	(2,192)	(2,393)
Increase in interest payable	204	3,010	439
Increase in other assets	(6,341)	(5,588)	(8,432)
Decrease in operating lease liabilities	(7,292)	(6,996)	(6,829)
Increase (Decrease) in accrued expenses and other liabilities	1,172	1,410	(522)
Total adjustments	10,609	5,483	3,392
Net cash provided by operating activities	59,442	64,129	78,626
Cash flows from investing activities:
Proceeds from paydowns and calls of securities available for sale	68,119	53,503	68,954
Purchases of securities available for sale	(42,773)	(19,678)	(203,516)
Proceeds from maturities of securities available for sale	70,608	5,008	15,057
Proceeds from paydowns of held to maturity securities	1,052	1,199	2,142
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(304)	(406)	(193)
Net decrease in loans	(97,989)	(269,952)	(296,343)
Proceeds from sale of securities transactions	1,383	-	-
Proceeds from dispositions of other real estate owned	325	2,399	588
Proceeds from dispositions of bank premises and equipment	713	-	470
Purchases of bank premises and equipment	(4,884)	(5,666)	(3,785)
Net cash used in investing activities	(3,750)	(233,593)	(416,626)
Cash flows from financing activities:
Net change in deposits	40,206	157,967	(75,319)
Net change in short-term borrowings	(4,209)	(33,710)	(121,986)
Proceeds from exercise of stock options and related tax benefits	95	-	429
Stock based award tax withholding payments	(193)	-	-
Purchases of treasury stock	(374)	-	(7,004)
Dividends paid	(27,409)	(27,388)	(26,991)
Net cash provided by (used in) financing activities	8,116	96,869	(230,871)
Net (decrease) increase in cash and cash equivalents	63,808	(72,595)	(568,871)
Cash and cash equivalents at beginning of period	578,004	650,599	1,219,470
Cash and cash equivalents at end of period	$641,812	$578,004	$650,599

Cash paid during the year for:
Interest paid	$91,173	$51,351	$6,028
Income taxes paid	8,869	19,064	19,459
Non cash investing and financing activities:
Transfer of loans to real estate owned	2,580	320	2,233
Change in dividends payable	(10)	20	(2)
Change in unrealized gain (loss) on securities available for sale - gross of deferred taxes	2,946	11,293	(43,513)
Change in deferred tax effect on unrealized (gain) loss on securities available for sale, net of reclassification adjustment	(760)	(2,921)	11,268
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(811)	(410)	(1,321)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	211	107	343
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	10,524	7,955	(8,266)
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(2,734)	(2,067)	2,148

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses and was not material as of December 31, 2024 and 2023. The estimate of expected credit losses considers nature of the issuers, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.  Based on the nature of the issuer, there is no allowance for credit losses on held to maturity securities for the periods ended December 31, 2024 and 2023.

The Company evaluates securities available for sale in an unrealized loss position by first assessing whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Equity Securities

  Equity securities are carried at fair value, with changes in fair value reported in net income.  Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment.  Restrictions on the sale of equity securities held are not considered in the fair value measurement unless the restriction is a characteristic of the actual securities.

Federal Reserve Bank of New York (Reserve Bank) stock

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

During the year ended December 31, 2024, the Company enhanced its ACLL calculation as follows:
•	Continued to use a Discounted Cash Flow Methodology using the probability of default and loss given default approach, now incorporating peer data.
•	Reasonable and supportable forecast period, which is now based on four quarters.
•	Reversion period - which is the period after the forecast period when the ACLL factors revert to historical averages, using a four-quarter straight line reversion.
•
Qualitative considerations, which are adjustments to the ACLL quantitative reserves to account for changes in various internal and external factors that affect the credit quality of the loan portfolio, were allocated utilizing a weighted scorecard framework. The qualitative factors utilized continued to be based on regulatory (interagency) guidelines.

The enhancement did not have a material impact on the Company’s financial statements. The rationale for the enhancement was part of an ongoing effort related model governance and alignment with regulatory expectations under CECL.  The estimate of expected credit losses are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors.  The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company’s portfolio and the economic environment, weighting is assigned based on the Company’s evaluation and understanding of the underlying risks and economic conditions within each portfolio segment. The determination of qualitative factors involves significant judgement and subjective measurement.

The level of the ACLL represents management’s estimate of expected credit losses over the expected life of the loans at the balance sheet date. The Company uses the Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data.  The level of the ACLL is based on management’s ongoing review of all relevant information, from internal and external sources, relating to past and current events, utilizing an four-quarter reasonable and supportable forecast period, followed by a four-quarter straight-line reversion to historical averages. As part of its economic forecast methodology, management evaluates various economic indicators for key metropolitan areas in New York and Florida. Management utilizes the regulatory interagency qualitative framework, with a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in our portfolio and the economic environment, weighting is assigned based on our evaluation and understanding of the underlying risks and economic conditions within each portfolio segment to make adjustments to historical loss information (“qualitative factors”). The determination of qualitative factors involves significant judgement and subjective measurement.

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

Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as loan modifications. Loans evaluated individually are not also included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan’s observable fair market value, or the fair value of the collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified.

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
Liabilities and shareholders' equity:
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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell.  These assets are subsequently accounted for at the lower of cost or fair value less costs to sell.  Subsequent write downs and gains and losses on sale are included in noninterest expense.  Operating costs after acquisition are also included in noninterest expense.  At December 31, 2024 and 2023, there were $2.2 million and $194 thousand, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

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

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  At December 31, 2024, 2023, and 2022, the Company did not have any unvested awards that would be considered participating securities.

Segment Reporting

The Company’s reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker (“CODM”), based upon information provided about the Company’s products and services offered, primarily banking operations. Consolidated net income of the company is the primary performance metric utilized by the CODM. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar.

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

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. ASU 2023-07 implements a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker, expands certain annual disclosures to interim periods, clarifies that single reportable segment entities must apply Topic 280 in its entirety and permits more than one measure of segment profit or loss to be reported under certain conditions. ASU 2023-07 is effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has evaluated the requirements of the expanded segment disclosures and has determined that they did not have a material impact on the Company’s consolidated financial statements.

(2)	Cash and Cash Equivalents

Cash and Cash Equivalents includes cash on hand, due from banks, and Federal fund sold and short-term investments with original maturities of 90 days or less. The Federal Reserve Bank requires the bank to maintain certain reserve requirements. As of December 31, 2024 and 2023 this reserve requirement was zero.

(3)	Investment Securities

(a)	Debt securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$86,833	$4	$1,220	$85,617
State and political subdivisions	18	-	-	18
Mortgage backed securities and collateralized mortgage obligations - residential	239,420	114	26,406	213,128
Corporate bonds	45,033	-	452	44,581
Small Business Administration - guaranteed participation securities	15,471	-	1,330	14,141
Other	688	12	-	700
Total securities available for sale	$387,463	$130	$29,408	$358,185

(dollars in thousands)	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government sponsored enterprises	$121,728	$5	$3,065	$118,668
State and political subdivisions	26	-	-	26
Mortgage backed securities and collateralized mortgage obligations - residential	263,182	270	25,775	237,677
Corporate bonds	80,150	-	2,098	78,052
Small Business Administration - guaranteed participation securities	18,740	-	1,554	17,186
Other	687	11	18	680
Total securities available for sale	$484,513	$286	$32,510	$452,289

The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2024, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity are shown separately:

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$70,130	$69,623
Due in after one year through five years	50,442	49,332
Due after five years through ten years	12,000	11,961
Mortgage backed securities and collateralized mortgage obligations - residential	239,420	213,128
Small Business Administration - guaranteed participation securities	15,471	14,141
	$387,463	$358,185

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2024
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$11,961	$38	$68,651	$1,182	$80,612	$1,220
Mortgage backed securities and collateralized mortgage obligations - residential	12,346	280	194,636	26,126	206,982	26,406
Corporate bonds	-	-	44,581	452	44,581	452
Small Business Administration - guaranteed participation securities	-	-	14,141	1,330	14,141	1,330

Total	$24,307	$318	$322,009	$29,090	$346,316	$29,408

(dollars in thousands)	December 31, 2023
	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$-	$-	$116,163	$3,065	$116,163	$3,065
Mortgage backed securities and collateralized mortgage obligations - residential	-	-	227,891	25,775	227,891	25,775
Corporate bonds	-	-	78,052	2,098	78,052	2,098
Small Business Administration - guaranteed participation securities	-	-	17,186	1,554	17,186	1,554
Other	-	-	631	18	631	18

Total	$-	$-	$439,923	$32,510	$439,923	$32,510

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2024, 2023, and 2022 are as follows:

	Years ended December 31,
(dollars in thousands)	2024	2023	2022

Proceeds from sales	$-	$-	$-
Proceeds from calls/paydowns	68,119	53,503	68,954
Proceeds from maturities	70,608	5,008	15,057
Gross realized losses	-	-	-
Gross realized gains	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $149.5 million and $155.3 million at December 31, 2024 and 2023, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2024 and 2023, respectively. All securities are performing in accordance with contractual terms.

(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2024
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$5,365	$45	$104	$5,306
Total held to maturity	$5,365	$45	$104	$5,306

	December 31, 2023
(dollars in thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$6,458	$74	$136	$6,396
Total held to maturity	$6,458	$74	$136	$6,396

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2024, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	$5,365	5,306
	$5,365	5,306

Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

	December 31, 2024
(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$592	$7	$2,047	$97	$2,639	$104
Total	$592	$7	$2,047	$97	$2,639	$104

	December 31, 2023
(dollars in thousands)	Less than 12 months		12 months or more		Total
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$283	$3	$2,703	$133	$2,986	$136
Total	$283	$3	$2,703	$133	$2,986	$136

There were no allowance for credit losses recorded for held to maturity securities during 2024 and 2023 and as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms.  All securities were investment grade.

(c)	Equity Securities

During the year ended December 31, 2024, Visa Inc. accepted the Company’s tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock.  As a result, the Company marked its Visa Class C common stock to fair value and recorded an unrealized gain of $1.4 million. The Visa Class C common stock was sold during the year, thus resulting in no remaining carrying value on the Company’s Statement of Financial Condition.  The Company originally obtained the shares in 2008. The carrying value of Visa B-2 shares is nominal as of December 31, 2024.

(d)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2024 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	$145,419	$130,046
Federal Home Loan Mortgage Corporation	98,208	89,081

(e)	Securities in an unrealized loss position

As of December 31, 2024, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2024. All securities are performing.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2024, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2024. All securities are performing.

Small Business Administration (SBA) - guaranteed participation securities:

At December 31, 2024, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2024. All securities are performing.

Corporate Bonds

At December 31, 2024, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2024. All securities are performing.

(4)	Loan Portfolio and Allowance for Credit Losses

The following table presents loans by portfolio segment:

	December 31, 2024
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$227,771	$39,529	$267,300
Other	19,144	413	19,557
Real estate mortgage - 1 to 4 family:
First mortgages	2,741,334	1,590,229	4,331,563
Home equity loans	43,096	13,643	56,739
Home equity lines of credit	235,939	173,322	409,261
Installment	9,885	3,753	13,638
Total loans, net	$3,277,169	$1,820,889	5,098,058
Less: Allowance for credit losses on loans			50,248
Net loans			$5,047,810

*Includes New York, New Jersey, Vermont and Massachussetts.

	December 31, 2023
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$212,754	$39,501	$252,255
Other	20,863	397	21,260
Real estate mortgage - 1 to 4 family:
First mortgages	2,756,914	1,550,191	4,307,105
Home equity loans	44,152	13,806	57,958
Home equity lines of credit	212,298	135,117	347,415
Installment	12,057	4,829	16,886
Total loans, net	$3,259,038	$1,743,841	5,002,879
Less: Allowance for credit losses on loans			48,578
Net loans			$4,954,301

*Includes New York, New Jersey, Vermont and Massachussetts.

Included in commercial loans above are Paycheck Protection Program (“PPP”) loans totaling $241 thousand and $620 thousand as of December 31, 2024 and 2023, respectively.

At December 31, 2024 and 2023, the Company had approximately $29.7 million and $29.1 million, respectively, of real estate construction loans. Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million are secured by first mortgages to residential borrowers while approximately $19.0 million were to commercial borrowers for residential construction projects. Of the $29.1 million in real estate construction loans at December 31, 2023, approximately $8.0 million are secured by first mortgages to residential borrowers while approximately $21.1 million were to commercial borrowers for residential construction projects. The majority of construction loans are in the Company’s New York market.

At December 31, 2024 and 2023, loans to executive officers, directors, and to associates of such persons aggregated $27.6 million and $29.3 million, respectively.  During 2024, approximately $6.4 million of new loans were made, and repayments of loans totaled approximately $3.6 million.  The composition of the related parties’ loan balances were reduced by $4.5 million as a result of a director resignation. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont.  Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Allowance for credit losses on loans

During the year ended December 31, 2024, the Company enhanced its ACLL calculation.  The Company continues to utilize a discounted cash flow approach, now incorporating peer data and updated forecast and reversion periods. Since the adoption of CECL, the Company has been estimating the quantitative reserves based on internal data and an 8-quarter forecast and immediate reversion. We are now utilizing peer data, and using baseline scenario with a 4-quarter forecast and 4-quarter straight line reversion to produce reasonable and supportable results. Forecast data is sourced from Moody’s Analytics (“Moody’s”). The level of the ACLL is based on factors that influence management’s current estimate of expected credit losses, including past events and current conditions. The Company has determined the Moody’s Baseline forecast scenario to be appropriate for the December 31, 2024, ACLL calculation. The Company selected the Moody’s Baseline economic forecast for credit losses as Moody's baseline economic scenario represents their most probable outlook. We continue to use the regulatory interagency qualitative framework, we now utilize a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in our portfolio and the economic environment, weighting is assigned based on our evaluation and understanding of the underlying risks and economic conditions within each portfolio segment. This change did not result in a material impact to the Company’s financial statements.

Activity in the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2024, and 2023 are summarized as follows:

	For the year ended December 31, 2024
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$2,735	$45,625	$218	$48,578
Loans charged off:
New York and other states*	127	311	120	558
Florida	314	17	50	381
Total loan chargeoffs	441	328	170	939

Recoveries of loans previously charged off:
New York and other states*	-	675	34	709
Florida	-	-	-	-
Total recoveries	-	675	34	709
Net loans (recoveries) charged off	441	(347)	136	230
Provision for credit losses	1,126	664	110	1,900
Balance at end of period	$3,420	$46,636	$192	$50,248

* Includes New York, New Jersey, Vermont and Massachusetts.

	For the year ended December 31, 2023
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$2,596	$43,271	$165	$46,032
Loans charged off:
New York and other states*	-	371	97	468
Florida	-	-	79	79
Total loan chargeoffs	-	371	176	547

Recoveries of loans previously charged off:
New York and other states*	129	392	45	566
Florida	-	25	2	27
Total recoveries	129	417	47	593
Net loans (recoveries) charged off	(129)	(46)	129	(46)
Provision for loan losses	10	2,308	182	2,500
Balance at end of period	$2,735	$45,625	$218	$48,578

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2024 and 2023:

	As of December 31, 2024
(dollars in thousands)		1-to-4 Family
	Commercial	Residential	Installment
	Loans	Real Estate	Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	3,420	46,636	192	50,248

Total ending allowance balance	$3,420	$46,636	$192	$50,248

Loans:
Individually evaluated for impairment	$443	$23,835	$112	$24,390
Collectively evaluated for impairment	286,414	4,773,728	13,526	5,073,668

Total ending loans balance	$286,857	$4,797,563	$13,638	$5,098,058

	As of December 31, 2023
(dollars in thousands)		1-to-4 Family
	Commercial	Residential	Installment
	Loans	Real Estate	Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	2,735	45,625	218	48,578

Total ending allowance balance	$2,735	$45,625	$218	$48,578

Loans:
Individually evaluated for impairment	$957	$23,628	$144	$24,729
Collectively evaluated for impairment	272,558	4,688,850	16,742	4,978,150

Total ending loans balance	$273,515	$4,712,478	$16,886	$5,002,879
The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated statements of income.

The Company’s activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended
December 31, 2024
Balance at January 1, 2024	$1,662
Provision for credit losses	100
Balance at December 31, 2024	$1,762

(In thousands)	For the year ended December 31, 2023

Balance at January 1, 2023	$2,912
(Credit) provision for credit losses	(1,250)
Balance at December 31, 2023	$1,662

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
For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2024 and December 31, 2023 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.

As of December 31, 2024 and 2023, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality
(in thousands)	As of December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$47,687	$54,877	$73,094	$22,215	$15,014	$50,052	$2,169	$-	$265,108
Special Mention	-	-	242	-	-	-	-	-	242
Substandard	-	-	1,003	-	22	887	-	-	1,912
Doubtful	-	-	-	-	-	38	-	-	38
Total Commercial Loans	$47,687	$54,877	$74,339	$22,215	$15,036	$50,977	$2,169	$-	$267,300

Commercial Loans:
Current-period Gross writeoffs	$-	$-	$10	$431	$-	$-	$-	$-	$441
	$-	$-	$10	$431	$-	$-	$-	$-	$441

Commercial Other:
Risk rating
Pass	$1,842	$7,417	$1,796	$407	$184	$2,108	$5,634	$-	$19,388
Special mention	-	-	-	-	-	-	-	-	-
Substandard	13	-	-	22	-	134	-	-	169
Total Commercial Real Estate Loans	$1,855	$7,417	$1,796	$429	$184	$2,242	$5,634	$-	$19,557

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$313,944	$398,722	$535,702	$821,804	$681,840	$1,563,659	$938	$-	$4,316,609
Nonperforming	-	987	391	870	243	12,463	-	-	14,954
Total First Mortgage:	$313,944	$399,709	$536,093	$822,674	$682,083	$1,576,122	$938	$-	$4,331,563

Residential First Mortgage Loans:
Current-period Gross writeoffs	$194	$-	$-	$-	$-	$18	$-	$-	$212
	$194	$-	$-	$-	$-	$18	$-	$-	$212

Home Equity Loans:
Risk rating
Performing	$6,621	$8,586	$5,354	$6,490	$5,066	$24,096	$-	$-	$56,213
Nonperforming	-	-	155	-	-	371	-	-	526
Total Home Equity Loans:	$6,621	$8,586	$5,509	$6,490	$5,066	$24,467	$-	$-	$56,739

Home Equity Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Lines of Credit:
Risk rating
Performing	$4,793	$1,558	$1,110	$887	$46	$14,595	$383,425	$-	$406,414
Nonperforming	-	-	70	-	-	2,532	245	-	2,847
Total Home Equity Credit Lines:	$4,793	$1,558	$1,180	$887	$46	$17,127	$383,670	$-	$409,261

Home Equity Lines of Credit:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$116	$-	$-	$116
	$-	$-	$-	$-	$-	$116	$-	$-	$116

Installments:
Risk rating
Performing	$2,846	$5,513	$2,788	$705	$123	$505	$1,028	$-	$13,508
Nonperforming	16	5	55	19	-	35	-	-	130
Total Installments	$2,862	$5,518	$2,843	$724	$123	$540	$1,028	$-	$13,638

Installments Loans:
Current-period Gross writeoffs	$-	$53	$47	$35	$4	$31	$-	$-	$170
	$-	$53	$47	$35	$4	$31	$-	$-	$170

Loan Credit Quality
(in thousands)	As of December 31, 2023
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$61,148	$82,339	$23,940	$16,653	$19,835	$41,153	$5,664	$-	$250,732
Special Mention	-	-	-	42	-	225	-	-	267
Substandard	-	-	-	-	-	1,256	-	-	1,256
Total Commercial Loans	$61,148	$82,339	$23,940	$16,695	$19,835	$42,634	$5,664	$-	$252,255

Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Other:
Risk rating
Pass	$7,873	$2,164	$1,933	$1,386	$321	$2,641	$4,482	$-	$20,800
Special mention	-	-	-	-	-	-	34	-	34
Substandard	-	-	328	-	-	98	-	-	426
Total Commercial Real Estate Loans	$7,873	$2,164	$2,261	$1,386	$321	$2,739	$4,516	$-	$21,260

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$418,891	$566,617	$878,015	$732,851	$342,559	$1,354,867	$-	$-	$4,293,800
Nonperforming	64	210	383	229	1,119	11,300	-	-	13,305
Total First Mortgage:	$418,955	$566,827	$878,398	$733,080	$343,678	$1,366,167	$-	$-	$4,307,105

Residential First Mortgage Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$27	$336	$-	$-	$363
	$-	$-	$-	$-	$27	$336	$-	$-	$363

Home Equity Loans:
Risk rating
Performing	$9,660	$5,963	$7,770	$5,668	$6,542	$22,076	$-	$-	$57,679
Nonperforming	-	-	-	-	-	279	-	-	279
Total Home Equity Loans:	$9,660	$5,963	$7,770	$5,668	$6,542	$22,355	$-	$-	$57,958

Home Equity Lines Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Credit Lines:
Risk rating
Performing	$355	$641	$248	$75	$10	$15,964	$327,059	$-	$344,352
Nonperforming	-	-	8	56	-	2,813	186	-	3,063
Total Home Equity Credit Lines:	$355	$641	$256	$131	$10	$18,777	$327,245	$-	$347,415

Home Equity Credit Lines Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$8	$-	$-	$8
	$-	$-	$-	$-	$-	$8	$-	$-	$8

Installments:
Risk rating
Performing	$8,473	$4,592	$1,484	$360	$198	$605	$1,008	$-	$16,720
Nonperforming	-	49	51	-	63	3	-	-	166
Total Installments	$8,473	$4,641	$1,535	$360	$261	$608	$1,008	$-	$16,886

Installments Loans:
Current-period Gross writeoffs	$16	$67	$50	$1	$21	$21	$-	$-	$176
	$16	$67	$50	$1	$21	$21	$-	$-	$176

The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2024 and 2023:

	As of December 31, 2024

New York and other states*:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,189	$-	$329	$1,518	$226,253	$227,771
Other	-	-	14	14	19,130	19,144
Real estate mortgage - 1 to 4 family:
First mortgages	2,438	773	6,091	9,302	2,732,032	2,741,334
Home equity loans	15	22	318	355	42,741	43,096
Home equity lines of credit	401	-	1,267	1,668	234,271	235,939
Installment	18	19	69	106	9,779	9,885

Total	$4,061	$814	$8,088	$12,963	$3,264,206	$3,277,169

Florida:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$-	$-	$39,529	$39,529
Other	-	-	-	-	413	413
Real estate mortgage - 1 to 4 family:
First mortgages	2,037	629	1,773	4,439	1,585,790	1,590,229
Home equity loans	-	6	-	6	13,637	13,643
Home equity lines of credit	220	-	-	220	173,102	173,322
Installment	109	22	16	147	3,606	3,753

Total	$2,366	$657	$1,789	$4,812	$1,816,077	$1,820,889

Total:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$1,189	$-	$329	$1,518	$265,782	$267,300
Other	-	-	14	14	19,543	19,557
Real estate mortgage - 1 to 4 family:
First mortgages	4,475	1,402	7,864	13,741	4,317,822	4,331,563
Home equity loans	15	28	318	361	56,378	56,739
Home equity lines of credit	621	-	1,267	1,888	407,373	409,261
Installment	127	41	85	253	13,385	13,638

Total	$6,427	$1,471	$9,877	$17,775	$5,080,283	$5,098,058

* Includes New York, New Jersey, Vermont and Massachusetts.

	As of December 31, 2023

New York and other states*:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$521	$521	$212,233	$212,754
Other	-	26	-	26	20,837	20,863
Real estate mortgage - 1 to 4 family:
First mortgages	4,330	811	6,008	11,149	2,745,765	2,756,914
Home equity loans	20	138	157	315	43,837	44,152
Home equity lines of credit	591	135	1,499	2,225	210,073	212,298
Installment	6	18	95	119	11,938	12,057

Total	$4,947	$1,128	$8,280	$14,355	$3,244,683	$3,259,038

Florida:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$-	$-	$39,501	$39,501
Other	-	-	314	314	83	397
Real estate mortgage - 1 to 4 family:
First mortgages	1,290	78	1,433	2,801	1,547,390	1,550,191
Home equity loans	73	6	-	79	13,727	13,806
Home equity lines of credit	184	-	56	240	134,877	135,117
Installment	16	-	60	76	4,753	4,829

Total	$1,563	$84	$1,863	$3,510	$1,740,331	$1,743,841

Total:	30-59	60-89	90 +	Total
	Days	Days	Days	30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$521	$521	$251,734	$252,255
Other	-	26	314	340	20,920	21,260
Real estate mortgage - 1 to 4 family:
First mortgages	5,620	889	7,441	13,950	4,293,155	4,307,105
Home equity loans	93	144	157	394	57,564	57,958
Home equity lines of credit	775	135	1,555	2,465	344,950	347,415
Installment	22	18	155	195	16,691	16,886

Total	$6,510	$1,212	$10,143	$17,865	$4,985,014	$5,002,879

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2024 and 2023, there were no loans that were 90 days past due and still accruing interest.  As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status.  There are no commitments to extend further credit on non-accrual or modified loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu). Other real estate owned is included in other assets on the Consolidated Statements of Condition.  As of December 31, 2024 other real estate owned included $2.2 million of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $8.1 million as of December 31, 2024. As of December 31, 2023 other real estate owned included $194 thousand of residential foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $6.6 million as of December 31, 2023.

Loans individually evaluated for impairment are non-accrual loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as loan modifications. As of December 31, 2024, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not loan modifications or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following tables present the amortized cost basis in non-accrual loans by portfolio segment as of December 31, 2024 and 2023:

	As of December 31, 2024
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$329	$-	$329
Other	14	-	14
Real estate mortgage - 1 to 4 family:
First mortgages	11,586	3,368	14,954
Home equity loans	432	94	526
Home equity lines of credit	2,653	194	2,847
Installment	108	22	130
Total non-accrual loans	15,122	3,678	18,800
Restructured real estate mortgages - 1 to 4 family	-	-	-
Total nonperforming loans	$15,122	$3,678	$18,800

* Includes New York, New Jersey, Vermont and Massachusetts.

	As of December 31, 2023
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$536	$-	$536
Other	-	314	314
Real estate mortgage - 1 to 4 family:
First mortgages	11,324	1,981	13,305
Home equity loans	235	44	279
Home equity lines of credit	2,816	247	3,063
Installment	151	15	166
Total non-accrual loans	15,062	2,601	17,663
Restructured real estate mortgages - 1 to 4 family	3	-	3
Total nonperforming loans	$15,065	$2,601	$17,666

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2024 and 2023:

	As of December 31, 2024
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing

Commercial:
Commercial real estate	$329	$-	-
Other	14	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	13,560	1,394	-
Home equity loans	526	-	-
Home equity lines of credit	2,724	123	-
Installment	112	18	-
Total loans, net	$17,265	$1,535	-

	As of December 31, 2023
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing

Commercial:
Commercial real estate	$536	$-	-
Other	314	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	12,584	721	-
Home equity loans	271	8	-
Home equity lines of credit	2,395	668	-
Installment	144	22	-
Total loans, net	$16,244	$1,419	-

The non-accrual balance of $1.5 million and $1.4 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2024 and 2023, respectively.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The following tables present the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2024 and 2023:

	As of December 31, 2024
	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$429	-	-
Other	14	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	19,928	-	-
Home equity loans	535	-	-
Home equity lines of credit	3,372	-	-
Installment	112	-	-
Total	$24,390	-	-

	As of December 31, 2023
	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$643	-	-
Other	314	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	20,018	-	-
Home equity loans	371	-	-
Home equity lines of credit	3,239	-	-
Installment	144	-	-
Total	$24,729	-	-

The Company has not committed to lend additional amounts to customers with outstanding loans that are modified.  Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2024, 2023 and 2022.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a loan modification and is classified as individually evaluated. Loan modifications at December 31, 2024 are measured at the amortized cost using the loan’s effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent.

As of December 31, 2024 and 2023  loans individually evaluated included approximately $7.0 million and $8.3 million, respectively, of loans in accruing status that were identified as loan modifications.

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

The following table presents the amortized cost basis of loans at December 31, 2024 and 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2024 and 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

For the year ended:

New York and other states*:	December 31, 2024		December 31, 2023
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	267	0.01%	895	0.03%
Home equity loans	19	0.04%	-	-
Home equity lines of credit	238	0.10%	50	0.02%
Installment	-	-	-	-

Total	$524	0.02%	$945	0.03%

Florida:
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	84	0.01%	338	0.02%
Home equity loans	88	0.65%	-	-
Home equity lines of credit	70	0.04%	-	-
Installment	-	-	-	-

Total	$242	0.01%	$338	0.02%

Total
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	351	0.01%	1,233	0.03%
Home equity loans	107	0.19%	-	-
Home equity lines of credit	308	0.08%	50	0.02%
Installment	-	-	-	-

Total	$766	0.02%	$1,283	0.03%

* Includes New York, New Jersey, Vermont and Massachusetts.

The Bank monitors the performance of loans modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table describes the performance of loans that have been modified as of December 31, 2024 and 2023:

	As of December 31, 2024

New York and other states*:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	137	49	-	81	267
Home equity loans	19	-	-	-	19
Home equity lines of credit	238	-	-	-	238
Installment	-	-	-	-	-

Total	$394	$49	$-	$81	$524

Florida:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	84	-	-	-	84
Home equity loans	88	-	-	-	88
Home equity lines of credit	70	-	-	-	70
Installment	-	-	-	-	-

Total	$242	$-	$-	$-	$242

Total		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	221	49	-	81	351
Home equity loans	107	-	-	-	107
Home equity lines of credit	308	-	-	-	308
Installment	-	-	-	-	-

Total	$636	$49	$-	$81	$766

* Includes New York, New Jersey, Vermont and Massachusetts.

As of December 31, 2023

New York and other states*:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	691	152	-	52	895
Home equity loans	-	-	-	-	-
Home equity lines of credit	50	-	-	-	50
Installment	-	-	-	-	-

Total	$741	$152	$-	$52	$945

Florida:		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	338	-	-	-	338
Home equity loans	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Installment	-	-	-	-	-

Total	$338	$-	$-	$-	$338

Total		30-59	60-89	90+
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,029	152	-	52	1,233
Home equity loans	-	-	-	-	-
Home equity lines of credit	50	-	-	-	50
Installment	-	-	-	-	-

Total	$1,079	$152	$-	$52	$1,283

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

For the year ended:

	December 31, 2024	December 31, 2023
	Weighted	Weighted
New York and other states*:	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:	-	-
First mortgages	15	21
Home equity loans	24	-
Home equity lines of credit	17	18
Installment	-	-

Total	$56	$39

	Weighted	Weighted
Florida:	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	12	24
Home equity loans	9	-
Home equity lines of credit	6	-
Installment	-	-

Total	$27	$24

	Weighted	Weighted
	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	27	45
Home equity loans	33	-
Home equity lines of credit	23	18
Installment	-	-

Total	$83	$63

* Includes New York, New Jersey, Vermont and Massachusetts.

There were no commitments to lend additional funds to the borrowers and there were no charge-offs recorded against the loans. The Company had no allowance for credit losses recorded against these loans as of December 31, 2024. The Company had 13 loan modifications totaling $1.2 million that had a payment default during the year ended December 31, 2024.

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2024 and 2023 follows:

(dollars in thousands)
	2024	2023
Land	$2,651	$2,444
Buildings	37,103	36,347
Furniture, fixtures and equipment	64,059	62,902
Leasehold improvements	36,448	36,418
Total bank premises and equipment	140,261	138,111
Accumulated depreciation and amortization	(106,479)	(104,104)
Total	$33,782	$34,007

Depreciation and amortization expense was approximately $4.5 million, $4.1 million, and $4.1 million for the years 2024, 2023, and 2022, respectively. Occupancy expense of the Bank’s premises included rental expense of $8.4 million in 2024, and $8.2 million in both 2023 and 2022.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2024	2023	2022

Interest bearing checking accounts	$1,236	$382	$190
Savings accounts	2,876	2,531	920
Time deposits and money market accounts	86,474	50,439	4,617
Total	$90,586	$53,352	$5,727

At December 31, 2024, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$1,943,813
1 to 2 years	10,226
2 to 3 years	94,237
3 to 4 years	963
4 to 5 years	472
Over 5 years	48
$2,049,759

Included in total time deposits as of December 31, 2024 and 2023 is $561.3 million and $474.4 million in time deposits with balances in excess of $250,000.

(7)	Borrowings

Short-term borrowings (repurchase agreements) of the Company were cash management accounts as follows:

(dollars in thousands)	2024	2023	2022

Amount outstanding at December 31,	$84,781	$88,990	$122,700
Maximum amount outstanding at any month end	102,954	134,293	253,219
Average amount outstanding	89,707	114,639	177,599
Weighted average interest rate:
For the year	0.88%	0.88%	0.42%
As of year end	0.88	0.86	0.86

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

As of December 31, 2024 the Company also has borrowing capacity of $937.9 million available with the Federal Home Loan Bank of New York.  The borrowings capacity is secured by the loans pledged by the Company.  As of December 31, 2024 and 2023, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2024 and 2023, the bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

A summary of income tax expense included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the year ended December 31,
	2024	2023	2022
Current tax expense:
Federal	$12,300	$15,224	$17,136
State	927	1,587	2,933
Total current tax expense	13,227	16,811	20,069
Deferred tax expense	1,986	2,156	4,114
Total income tax expense	$15,213	$18,967	$24,183

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023, are as follows:

	As of December 31,
(dollars in thousands)	2024	2023
	Deductible temporary differences	Deductible temporary differences

Benefits and deferred remuneration	$(10,595)	$(9,490)
Difference in reporting the allowance for credit losses, net	13,271	12,995
Other income or expense not yet reported for tax purposes	(2,409)	(1,188)
Depreciable assets	(2,432)	(2,496)
Net deferred tax liability at end of year	(2,165)	(179)

Net deferred tax (liability) asset at beginning of year	(179)	1,977
Deferred tax expense	$1,986	$2,156

Deferred tax liabilities and assets are recognized subject to management’s judgment that realization is more likely than not. Based primarily on the sufficiency of expected future taxable income, management believes it is more likely than not that the remaining deferred tax liability of $2.2 million and $179 thousand at December 31, 2024 and 2023, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax assets of $7.6 million and $8.4 million at December 31, 2024 and 2023, respectively, relating to the net unrealized losses on securities available for sale and deferred tax liabilities of approximately $6.3 million and $3.7 million at December 31, 2024 and 2023, respectively, as a result of changes in the unrecognized overfunded position in the Company’s pension and postretirement benefit plans recorded, net of tax, as an adjustment to accumulated other comprehensive income.

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	For the year ended December 31,
	2024	2023	2022
Statutory federal income tax rate	21.0%	21.0%	21.0%
Increase/(decrease) in taxes resulting from:
State income tax, net of federal tax benefit	2.1	3.1	3.0
Other items	0.7	0.3	0.3
Effective income tax rate	23.8%	24.4%	24.3%

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate.  This evaluation takes into consideration the status of taxing authorities’ current examinations of the Company’s tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions. As of December 31, 2024 and 2023, no uncertain tax positions have been recorded.

The Company does not anticipate a material charge to the amount of unrecognized tax benefits in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2024, 2023, and 2022, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2021 through 2024 remain open to examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s consolidated statements of condition at December 31, 2024 and 2023:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2024	2023

Projected benefit obligation at beginning of year	$23,159	$23,042
Service cost	-	-
Interest cost	1,155	1,213
Benefit payments and expected expenses	(1,664)	(1,741)
Net actuarial (gain) loss	(1,058)	645

Projected benefit obligation at end of year	$21,592	$23,159

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2024	2023

Fair Value of plan assets at beginning of year	$59,641	$52,673
Actual gain on plan assets	9,491	8,747
Benefit payments and actual expenses	(1,711)	(1,779)
Fair value of plan assets at end of year	67,421	59,641

Funded status at end of year	$45,829	$36,482

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2024	2023
Net actuarial gain	$13,915	$6,550

The accumulated benefit obligation was $21.6 million and $23.2 million at December 31, 2024 and 2023, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

	For the years ended December 31,
(dollars in thousands)	2024	2023	2022

Service cost	$-	$-	$-
Interest cost	1,155	1,213	888
Expected return on plan assets	(3,050)	(2,684)	(3,227)
Amortization of net gain	(86)	-	-
Net periodic pension credit	(1,981)	(1,471)	(2,339)

Amortization of net gain	86	-	-
Net actuarial (gain) loss included in other comprehensive loss	(7,451)	(5,380)	4,869
Total recognized in other comprehensive loss	(7,365)	(5,380)	4,869

Total recognized in net periodic benefit (credit) cost and other comprehensive loss	$(9,346)	$(6,851)	$2,530

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)
Year	Pension Benefits
2025	$1,698
2026	1,721
2027	1,728
2028	1,782
2029	1,782
2030 - 2034	8,551

The assumptions used to determine benefit obligations at December 31 are as follows:

	2024	2023	2022
Discount rate	5.69%	5.18%	5.44%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2024	2023	2022
Discount rate	5.18%	5.44%	2.96%
Expected long-term rate of return on assets	5.25	5.25	5.25

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan were approximately $2.3 million as of December 31, 2024 and 2023. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.8 million in 2024 and $2.9 million in 2023.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2024 and 2023, the trusts had assets totaling $2.5 million and $2.4 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2024 and 2023:

Change in Accumulated Benefit Obligation:

(dollars in thousands)	December 31,
	2024	2023
Accumulated benefit obligation at beginning of year	$5,628	$4,893
Service cost	18	11
Interest cost	284	271
Prior Service cost	-	-
Benefits paid	(194)	(74)
Net actuarial loss	478	527

Accumulated benefit obligation at end of year	$6,214	$5,628

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	December 31,
	2024	2023
Fair value of plan assets at beginning of year	$33,224	$28,988
Actual gain on plan assets	4,877	4,260
Company contributions	172	50
Benefits paid and actual expenses	(194)	(74)
Fair value of plan assets at end of year	38,079	33,224

Funded status at end of year	$31,865	$27,596

Amounts recognized in accumulated other comprehensive income consist of the following as of:

(dollars in thousands)	December 31,
	2024	2023
Net actuarial gain	$(10,247)	$(7,912)
Prior service cost	55	68

Total	$(10,192)	$(7,844)

The accumulated benefit obligation was $6.2 million and $5.6 million at December 31, 2024 and 2023, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (Loss):

(dollars in thousands)	December 31,
	2024	2023	2022
Service cost	$18	$11	$18
Interest cost	284	271	207
Expected return on plan assets	(1,326)	(1,157)	(1,332)
Amortization of net actuarial gain	(738)	(423)	(1,008)
Amortization of prior service cost	13	13	(313)
Net periodic benefit credit	(1,749)	(1,285)	(2,428)

Net (gain) loss	(3,073)	(2,575)	3,397
Amortization of prior service (cost) credit	(13)	(13)	313
Prior service cost	-	-	-
Amortization of net gain	738	423	1,008
Total amount recognized in other comprehensive loss	(2,348)	(2,165)	4,718

Total amount recognized in net periodic benefit cost and other comprehensive loss	$(4,097)	$(3,450)	$2,290

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $738 thousand. The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)
Year	Postretirement Benefits

2025	$268
2026	319
2027	360
2028	405
2029	439
2030 - 2034	2,102

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2024	2023	2022
Discount rate	5.69%	5.18%	5.44%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2024	2023	2022
Discount rate	5.18%	5.44%	2.96%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(d)	Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2024 and 2023, respectively:

(dollars in thousands)	December 31, 2024
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(7,451)	$(3,073)	$(10,524)
Prior service cost	-	-	-
Amortization of net actuarial gain	86	738	824
Amortization of prior service cost	-	(13)	(13)
Total	$(7,365)	$(2,348)	$(9,713)

	December 31, 2023
	Retirement Plan	Post- Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(5,380)	$(2,575)	$(7,955)
Prior service cost	-	-	-
Amortization of net actuarial gain	-	423	423
Amortization of prior service cost	-	(13)	(13)
Total	$(5,380)	$(2,165)	$(7,545)

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets
	2024	2023	2024	2023
Debt Securities	34%	34%	32%	27%
Equity Securities	62	63	62	61
Other	4	3	6	12
Total	100%	100%	100%	100%

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

The fair value of the plan assets at December 31, 2024 and 2023, by asset category, is as follows:

		Fair Value Measurements at December 31, 2024 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,848	$2,848	$-	$-
Equity mutual funds	41,384	41,384	-	-
U.S. government sponsored enterprises	22,659	-	22,659	-
Fixed income mutual funds	530	530	-	-

Total Plan Assets	$67,421	$44,762	$22,659	$-

		Fair Value Measurements at December 31, 2024 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$2,407	$2,407	$-	$-
Equity mutual funds	23,377	23,377	-	-
U.S. government sponsored enterprises	12,295	-	12,295	-

Total Plan Assets	$38,079	$25,784	$12,295	$-

		Fair Value Measurements at December 31, 2023 Using:
Retirement Plan (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$1,811	$1,811	$-	$-
Equity mutual funds	37,615	37,615	-	-
U.S. government sponsored enterprises	19,674	-	19,674	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	541	541	-	-

Total Plan Assets	$59,641	$39,967	$19,674	$-

		Fair Value Measurements at December 31, 2023 Using:
Postretirement Benefits (dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets
Cash and cash equivalents	$3,986	$3,986	$-	$-
Equity mutual funds	20,236	20,236	-	-
U.S. government sponsored enterprises	9,002	-	9,002	-

Total Plan Assets	$33,224	$24,222	$9,002	$-

At December 31, 2024 and 2023, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2024 and 2023.

The Company made no contributions to its pension and postretirement benefit plans in 2024 or 2023.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2025.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit sharing contributions were made in 2023, 2022 or 2021 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan equaled $1.4 million for 2024 and 2023, and $1.3 million for 2022.

The Company also has an officers and executive incentive plan.  The expense of these plans generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $625 thousand, $2.3 million, and $1.3 million in 2024, 2023 and 2022, respectively.

The Company has also awarded 284 thousand performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2024, the weighted average strike price of each unit was $53.61.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (“2019 Equity Incentive Plan”) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (“Directors Plan”), and all remaining shares eligible for issuance thereunder were canceled. Awards previously made under the prior plans remain in effect in accordance with the terms of those awards. The  shareholders of the Company subsequently approved the amendment and restatement of the 2019 Equity Incentive Plan (“A&R 2019 Equity Incentive Plan”) in May 2023. Under the A&R 2019 Equity Incentive Plan, the Company may provide for the issuance of 700,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance based), to eligible employees and directors. This allotment of 700,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2024, the Company did not issue any shares of our common stock pursuant to options or SARs. The Company did, however, grant restricted stock units (both time based and performance based) to certain executives in November 2023 and 2024  that will settle in shares of common stock upon vesting as described below. The Company also granted restricted stock units (both time based and performance based) to directors and certain eligible officers that will settle in cash upon vesting as described below.

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

A summary of the status of TrustCo’s stock option awards as of December 31, 2024 and changes during the year then ended, are as follows:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2024	47,541	$34.01
New options awarded - 2024	-	-
Expired options - 2024	(9,600)	36.10
Options forfeited - 2024	-	-
Exercised options - 2024	(29,905)	33.84
Balance, December 31, 2024	8,036	$32.15	.88 years

Exercisable Options

Balance, December 31, 2024	8,036	$32.15	.88 years

At December 31, 2024, the intrinsic value of stock options was  $9 thousand. All outstanding options were vested as of December 31, 2024.

During 2024 approximately 30 thousand shares of stock were exercised. In 2023 there was no options exercised and during 2022 approximately 12 thousand shares of stock were exercised.The intrinsic value and related tax benefits of stock options exercised in these years were not material. It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2024, 2023, or 2022.

There was no stock-based compensation expense for stock options recognized in 2024,2023, and 2022.

Restricted stock units

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2024	27,316	$27.09
Granted	20,348
Vested	(9,105)
Forfeited	-
Nonvested at December 31, 2024	38,559	$31.99

Service-Based Awards: During 2024 and 2023, the Company issued restricted stock units to certain eligible officers. The restricted share units do not hold voting powers, and are not eligible for common stock dividends. Depending on the year of the grant the awards vest in whole units in equal installments from the first through the third year following the award date. Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2024 and 2023, the Company recognized $287 thousand and $41 thousand, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.2 million at December 31, 2024. During 2024, one third of the awards granted in 2023 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 29 months as of December 31, 2024.

Performance share units

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2024	40,977	$27.09
Granted	30,520
Vested	-
Forfeited	-
Nonvested at December 31, 2024	71,497	$31.05

Performance Based Awards: During 2024 and 2023, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

During 2024 and 2023, the Company recognized approximately $432 thousand and $62 thousand, respectively, in compensation expense related to these units. Unrecognized compensation expense related to the outstanding performance share units totaled $1.7 million at December 31, 2024. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 29 months as of December 31, 2024.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance based liability awards in 2024, 2023 and 2022.

The activity for service-based awards during 2024 was as follows:

Restricted share units

Outstanding Units
Balance, December 31, 2023	64,151
New cash settled awards granted	21,660
Forfeited awards	(4,271)
Awards settled	(36,475)
Balance, December 31, 2024	45,065

Service-Based Awards: During 2024 and 2023, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors. The restricted share units do not hold voting powers, and are not eligible for common stock dividends. The awards granted to the members of the board of directors become 100% vested after one year, and all other awards granted vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2024, 2023 and 2022, the Company recognized $1.3 million, $1.1 million and $1.6 million, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.3 million at December 31, 2024. During 2024, one third of the awards granted in 2021, 2022 and 2023 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 23 months as of December 31, 2024.

The liability related to service-based liability awards was approximately $156 thousand and $202 thousand at December 31, 2024 and 2023, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

The activity for performance-based awards during 2024 was as follows:

Performance share units

Outstanding Units
Balance, December 31, 2023	135,666
New cash settled awards granted	29,092
Forfeited awards	(1,027)
Awards settled	(63,008)
Balance, December 31, 2024	100,723

Performance Based Awards: During 2024, 2023 and 2022, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, fair value of these units was the fair value of the Company’s common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions as well as the fair value of the Company’s stock.

For units granted in 2021, those have been fully vested and unpaid.  For units granted subsequent to 2021, all of the units are unvested as of December 31, 2024, and the Company expects to meet the required performance criteria of the awards.

During 2024, 2023 and 2022, the Company recognized approximately $2.1 million, $1.5 million and $1.3 thousand, respectively, in compensation expense related to these units.  Unrecognized compensation expense related to the outstanding performance share units totaled $870 thousand at December 31, 2024.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 19 months as of December 31, 2024.

The liability related to performance-based liability awards totaled $3.6 million and $3.5 million at December 31, 2024 and 2023, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10)	Commitments and Contingent Liabilities

(a)	Litigation

In the normal course of business, TrustCo and Trustco Bank become involved in a variety of routine legal proceedings.  At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to TrustCo or Trustco Bank.

Like many banks, Trustco Bank has been subject to putative class-action claims alleging improper overdraft practices.  Trustco Bank has reached an agreement to settle all claims thus asserted.  That settlement agreement, which is subject to court approval, calls for the creation of a fund (“Fund”) to be overseen by a court-supervised administrator that will determine which Trustco Bank customers and former customers meet the criteria for participation in the settlement.  That administrator also will distribute the Fund on a pro rata basis to eligible customers and former customers.  The fees of the plaintiffs’ attorneys and other expenses also will be paid out of the Fund.  The total liability of TrustCo and Trustco Bank in connection with this settlement will be $2.75 million.  The Company has accrued for this amount as of December 31, 2024.

(b)	Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $10.9 million for 2024, $10.0 million for 2023 and $9.2 million in 2022. The Company is contractually obligated to pay these third -party service providers approximately $10 million to $11 million per year through 2030.

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

A reconciliation of the component parts of earnings per share for 2024, 2023, and 2022 follows:

(dollars in thousands,
except per share data)	For the years ended December 31,
	2024	2023	2022

Net income	$48,833	$58,646	$75,234
Weighted average common shares	19,018	19,024	19,131

Effect of dilutive common stock options	19	1	2

Weighted average common shares including potential dilutive shares	19,037	19,025	19,133

Basic EPS	$2.57	$3.08	$3.93

Diluted EPS	$2.57	$3.08	$3.93

For the years ended December 31, 2024 and 2023, there were 42 thousand and 73 thousand, respectively, of antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral. The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2024 and 2023, was $601.2 million and $596.8 million, respectively. Approximately 62% and 71% of these commitments were for variable rate products at the end of 2024 and 2023, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $4.6 Million and $4.8 million at December 31, 2024 and 2023, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company’s standby letters of credit at December 31, 2024 and 2023 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

There were no transfers between Level 1 and Level 2 in 2024 and 2023.

	Fair Value Measurements at December 31, 2024 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$85,617	$-	$85,617	$-
State and political subdivisions	18	-	18	-
Mortgage backed securities and collateralized mortgage obligations - residential	213,128	-	213,128	-
Corporate bonds	44,581	-	44,581	-
Small Business Administration - guaranteed participation securities	14,141	-	14,141	-
Other	700	-	700	-

Total securities available for sale	$358,185	$-	$358,185	$-

	Fair Value Measurements at December 31, 2023 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$118,668	$-	$118,668	$-
State and political subdivisions	26	-	26	-
Mortgage backed securities and collateralized mortgage obligations - residential	237,677	-	237,677	-
Corporate bonds	78,052	-	78,052	-
Small Business Administration - guaranteed participation securities	17,186	-	17,186	-
Other	680	-	680	-

Total securities available for sale	$452,289	$-	$452,289	$-

 Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2024 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$2,174	$-	$-	$2,174	Sales comparison approach	Adjustments for differences between comparable sales	0% - 44% (18%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

	Fair Value Measurements at December 31, 2023 Using:
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$194	$-	$-	$194	Sales comparison approach	Adjustments for differences between comparable sales	0% - 39% (20%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $2.2 million at December 31, 2024, and consisted of residential and commercial real estate properties. A valuation charge of $350 thousand is included in earnings for the year ended December 31, 2024.

Of the total individually evaluated loans of $24.4 million at December 31, 2024, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2024. There were no gross charge-offs related to residential impaired loans included in the table above.

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

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2024 and 2023 are as follows:

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2024 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$641,812	641,812	-	-	641,812
Securities available for sale	358,185	-	358,185	-	358,185
Held to maturity securities	5,365	-	5,306	-	5,306
Federal Reserve Bank and
Federal Home Loan Bank stock	6,507	N/A	N/A	N/A	N/A
Net loans	5,047,810	-	-	4,589,822	4,589,822
Accrued interest receivable	13,194	271	1,317	11,606	13,194
Financial liabilities:
Demand deposits	762,101	762,101	-	-	762,101
Interest bearing deposits	4,628,882	2,579,123	2,038,200	-	4,617,323
Short-term borrowings	84,781	-	84,781	-	84,781
Accrued interest payable	3,817	216	3,601	-	3,817

(dollars in thousands)	Carrying	Fair Value Measurements at December 31, 2023 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$578,004	578,004	-	-	578,004
Securities available for sale	452,289	-	452,289	-	452,289
Held to maturity securities	6,458	-	6,396	-	6,396
Federal Reserve Bank and
Federal Home Loan Bank stock	6,203	N/A	N/A	N/A	N/A
Net loans	4,954,301	-	-	4,422,027	4,422,027
Accrued interest receivable	13,683	234	1,920	11,529	13,683
Financial liabilities:
Demand deposits	754,532	754,532	-	-	754,532
Interest bearing deposits	4,596,245	2,760,221	1,819,789	-	4,580,010
Short-term borrowings	88,990	-	88,990	-	88,990
Accrued interest payable	3,612	256	3,356	-	3,612
(14)	Regulatory Capital Requirements

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

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution’s or its holding company’s financial statements. As of December 31, 2024 and December 31, 2023, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2024 and 2023, for Trustco Bank:

	As of December 31, 2024		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$652,668	10.618%	5.000%	4.000%
Common equity Tier 1 capital	652,668	18.542	6.500	7.000
Tier 1 risk-based capital	652,668	18.542	8.000	8.500
Total risk-based capital	696,767	19.795	10.000	10.500

	As of December 31, 2023		Well	Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer(1)(2)

Tier 1 leverage ratio	$636,327	10.428%	5.000%	4.000%
Common equity Tier 1 capital	636,327	18.280	6.500	7.000
Tier 1 risk-based capital	636,327	18.280	8.000	8.500
Total risk-based capital	679,924	19.532	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2024 and 2023 for TrustCo on a consolidated basis.

	As of December 31, 2024		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$679,651	11.054%	4.000%
Common equity Tier 1 capital	679,651	19.303	7.000
Tier 1 risk-based capital	679,651	19.303	8.500
Total risk-based capital	723,762	20.556	10.500

	As of December 31, 2023		Minimum for Capital Adequacy plus Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer(1)(2)

Tier 1 leverage ratio	$657,968	10.780%	4.000%
Common equity Tier 1 capital	657,968	18.896	7.000
Tier 1 risk-based capital	657,968	18.896	8.500
Total risk-based capital	701,577	20.149	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.
(2)	The December 31, 2024 and 2023 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

(15)	Accumulated Other Comprehensive Income

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2024
(dollars in thousands)	Balance at 12/31/2023	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2024	Balance at 12/31/2024

Net unrealized holding gain (loss) on securities available for sale, net of tax	$(23,899)	$2,186	$-	$2,186	$(21,713)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,476	7,790	-	7,790	21,266
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(2,814)	-	(600)	(600)	(3,414)

Accumulated other comprehensive (loss) income, net of tax	$(13,237)	$9,976	$(600)	$9,376	$(3,861)

	December 31, 2023
(dollars in thousands)	Balance at 12/31/2022	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2023	Balance at 12/31/2023

Net unrealized holding gain on securities available for sale, net of tax	$(32,271)	$8,372	$-	$8,372	$(23,899)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,588	5,888	-	5,888	13,476
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(2,511)	-	(303)	(303)	(2,814)

Accumulated other comprehensive income (loss), net of tax	$(27,194)	$14,260	$(303)	$13,957	$(13,237)

	December 31, 2022
(dollars in thousands)	Balance at 12/31/2021	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2022	Balance at 12/31/2022

Net unrealized holding (loss) gain on securities available for sale, net of tax	$(26)	$(32,245)	$-	$(32,245)	$(32,271)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,706	(6,118)	-	(6,118)	7,588
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(1,533)	-	(978)	(978)	(2,511)

Accumulated other comprehensive income, net of tax	$12,147	$(38,363)	$(978)	$(39,341)	$(27,194)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)	Years ended December 31,
	2024	2023	2022	Affected Line Item in Financial Statements
Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain	824	423	1,008	Salaries and employee benefits
Amortization of prior service (cost) credit	(13)	(13)	313	Salaries and employee benefits
Income tax benefit	(211)	(107)	(343)	Income taxes
Net of tax	600	303	978

Total reclassifications, net of tax	$600	$303	$978

(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.  The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2024, 2023 and 2022.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2024	2023	2022
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,733	$2,939	$2,708
Other	2,172	2,110	2,044
Interchange Income	5,139	5,819	6,348
Net gain on equity securities (a)	1,383	-	-
Wealth management fees	7,247	6,425	7,037
Other (a)	1,160	1,022	1,123

Total non-interest income	$19,834	$18,315	$19,260

(a)	Not within the scope of ASC 606.

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

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight -line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2024, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2024 the Company did not have any leases for which any related construction had not yet started. At December 31, 2024 lease expiration dates ranged from one month to 19.8 years and have a weighted average remaining lease term of 8.3 years. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2024	2023	2022
Operating lease cost	$8,422	$8,165	$8,213
Variable lease cost	2,232	2,226	2,183
Total Lease costs	$10,654	$10,391	$10,396

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,524	$8,393	$8,327

Right-of-use assets obtained in exchange for lease obligations:	$2,980	$2,487	$3,089

Weighted average remaining lease term (years)	8.3	8.5	8.9
Weighted average discount rate	3.2%	3.1%	3.0%

Future minimum lease payments under non-cancellable leases as of December 31, 2024 were as follows:

(dollars in thousands)
Year ending December 31,
2025	$8,339
2026	7,456
2027	6,248
2028	5,060
2029	3,682
Thereafter	15,167
Total lease payments	$45,952
Less: Interest	5,793
Present value of lease liabilities	$40,159

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2024, were $2.3 million, which includes interest in the amount of $236 thousand. The Company paid total rent and fees to these entities in the amounts of $564 thousand, $534 thousand, and $500 thousand for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024 and 2023, the Company had amounts no amounts outstanding due to the entities.

As of December 31, 2024 and 2023, the operating lease right-of-use asset was $36.6 million and $40.5 million, respectively.

(18)	Segment Reporting

The Company's reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker, based upon information provided about the Company's products and services offered, primarily banking operations. Consolidated net income of the company is the primary performance metric utilized by the CODM.  The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources.

The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense, provisions for credit losses, and compensation provide the significant expenses in the banking operation. While the Company has assigned certain management responsibilities by region and business line, the Company’s chief decision-maker monitors and evaluate financial performance on a Company-wide basis. The majority of the Company’s revenue is from the business of banking and the Company’s assigned regions have similar economic characteristics, products, services and customers. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable operating segment. All operations are domestic.

(19)	Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is focused on additional income tax disclosures and requires public business entities, on an annual basis, to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate). ASU 2023-09 is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. While the Company is currently evaluating the impact applying this standard will have on its income tax disclosures, the adoption of ASU 2023-09 is not expected to have a material impact on the Company’s consolidated financial statements.

(20)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2024	2023	2022
Income:
Dividends and interest from subsidiaries	$34,244	$34,220	$34,125
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	34,244	34,220	34,125

Expense:
Operating supplies	-	-	-
Professional services	865	972	585
Miscellaneous expense	408	1,371	1,752
Total expense	1,273	2,343	2,337
Income before income taxes and subsidiaries’ undistributed earnings	32,971	31,877	31,788
Income tax benefit	(228)	(530)	(559)
Income before subsidiaries’ undistributed earnings	33,199	32,407	32,347
Equity in undistributed earnings of subsidiaries	15,634	26,239	42,887
Net income	$48,833	$58,646	$75,234
Change in other comprehensive income	9,376	13,957	(39,341)
Comprehensive income	$58,209	$72,603	$35,893

Statements of Condition

(dollars in thousands)	December 31,
	2024	2023
Assets:
Cash in subsidiary bank	$32,083	$28,547
Investments in subsidiaries	649,373	623,658
Securities available for sale	49	48
Other assets	890	869

Total assets	682,395	653,122
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	6,052	7,837
Total liabilities	6,052	7,837
Shareholders’ equity	676,343	645,285

Total liabilities and shareholders’ equity	$682,395	$653,122

Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2024	2023	2022
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$48,833	$58,646	$75,234
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(15,634)	(26,239)	(42,887)
Stock based compensation expense	-	-	-
Net change in other assets and accrued expenses	(1,796)	(1,563)	(440)
Total adjustments	(17,430)	(27,802)	(43,327)

Net cash provided by operating activities	31,403	30,844	31,907

Cash flows from investing activities:
Purchases of securities available for sale	-	-	-

Net cash used in investing activities	-	-	-

Cash flows from financing activities:
Stock based award tax withholding payments	(193)	-	-
Proceeds from exercise of stock options	95	-	429
Dividends paid	(27,395)	(27,376)	(26,978)
Payments to acquire treasury stock	(374)	-	(7,004)
Proceeds from sales of treasury stock	-	-	-
Net cash used in financing activities	(27,867)	(27,376)	(33,553)

Net increase in cash and cash equivalents	3,536	3,468	(1,646)

Cash and cash equivalents at beginning of year	28,547	25,079	26,725

Cash and cash equivalents at end of year	$32,083	$28,547	$25,079

Branch Locations

New York

-Airmont Office	-Campbell West Plaza Office	-Elmsford Office
327 Route 59 East	141 West Campbell Rd.	100 Clearbrook Rd.
Airmont, NY	Rotterdam, NY	Elmsford, NY
Telephone: (845) 357-2435	Telephone: (518) 377-2393	Telephone: (914) 345-1808

-Altamont Ave. Office	-Catskill Office	-Exit 8 Office
1400 Altamont Ave.	238 West Bridge St.	1541 Crescent Rd.
Schenectady, NY	Catskill, NY	Clifton Park, NY
Telephone: (518) 356-1317	Telephone: (518) 943-5090	Telephone: (518) 383-0039

-Amsterdam Office	-Chatham Office	-Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

-Ardsley Office	-Clifton Country Road Office	-Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

-Ballston Spa Office	-Clifton Park Office	-Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

-Balltown Road Office	-Cobleskill Office	-Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

-Brandywine Office	-Colonie Office	-Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

-Briarcliff Manor Office	-Crestwood Plaza Office	-Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

-Bronxville Office	-Delmar Office	-Guilderland Office
5-7 Park Pl.	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

-Brunswick Office	-East Greenbush Office	-Halfmoon Office
740 Hoosick Rd.	501 Columbia Tpk.	215 Guideboard Rd.
Troy, NY	Rensselaer, NY	Halfmoon, NY
Telephone: (518) 272-0213	Telephone: (518) 479-7233	Telephone: (518) 371-0593

Branch Locations (continued)

-Hartsdale Office	-Madison Ave. Office	-New City Office
220 East Hartsdale Ave.	1084 Madison Ave.	20 Squadron Blvd.
Hartsdale, NY	Albany, NY	New City, NY
Telephone: (914) 722-2640	Telephone: (518) 489-4711	Telephone: (845) 634-4571

-Highland Office	-Mahopac Office	-New Scotland Office
3580 Route 9W	945 South Lake Blvd.	301 New Scotland Ave.
Highland, NY	Mahopac, NY	Albany, NY
Telephone: (845) 691-7023	Telephone: (845) 803-8756	Telephone: (518) 438-7838

-Hoosick Falls Office	-Malta 4 Corners Office	-Newton Plaza Office
47 Main St.	2471 Route 9	602 New Loudon Rd.
Hoosick Falls, NY	Malta, NY	Latham, NY
Telephone: (518) 686-5352	Telephone: (518) 899-1056	Telephone: (518) 786-3687

-Hudson Office	-Mamaroneck Office	-Niskayuna-Woodlawn Office
507 Warren St.	180-190 East Boston Post Rd.	3461 State St.
Hudson, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 828-9434	Telephone: (914) 777-3023	Telephone: (518) 377-2264

-Hudson Falls Office	-Mayfair Office	-Northern Pines Office
3750 Burgoyne Ave.	286 Saratoga Rd.	649 Maple Ave.
Hudson Falls, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (518) 747-0886	Telephone: (518) 399-9121	Telephone: (518) 583-2634

-Katonah Office	-Mechanicville Office	-Nyack Office
18 Woods Bridge Rd.	9 Price Chopper Plaza	388 Route 59
Katonah, NY	Mechanicville, NY	Nyack, NY
Telephone: (914) 666-6230	Telephone: (518) 664-1059	Telephone: (845) 535-3728

-Kimberly Square Office	-Milton Office	-Peekskill Office
477 Albany Shaker Rd.	2 Trieble Ave.	20 Welcher Ave.
Loudonville, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (518) 992-7323	Telephone: (518) 885-0498	Telephone: (914) 739-1839

-Lake George Office	-Monroe Office	-Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

-Latham Office	-Mont Pleasant Office	-Poughkeepsie Office
1 Johnson Rd.	959 Crane St.	2656 South Rd.
Latham, NY	Schenectady, NY	Poughkeepsie, NY
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Telephone: (845) 485-7413

-Loudon Plaza Office	-Mt. Kisco Office	-Queensbury Office
372 Northern Blvd.	222 Main St.	118 Quaker Rd.
Albany, NY	Mt. Kisco, NY	Suite 1
Telephone: (518) 462-6668	Telephone: (914) 666-2362	Queensbury, NY
Telephone (518) 798-7226

Branch Locations (continued)

-Red Hook Office	-South Glens Falls Office	-Valatie Office
4 Morgans Way	133 Saratoga Rd.	2929 Route 9
Red Hook, NY	Suite 1	Valatie, NY
Telephone: (845) 752-2224	South Glens Falls, NY	Telephone: (518) 758-2265
Telephone: (518) 793-7668
-Rotterdam Office		-Warrensburg Office
1416 Curry Rd.	-State Farm Road Office	9 Lake George Plaza Rd.
Schenectady, NY	2050 Western Ave.	Warrensburg, NY
Telephone: (518) 355-8330	Guilderland, NY	Telephone: (518) 623-3707
Telephone: (518) 452-6913
-Route 2 Office		-West Sand Lake Office
201 Troy-Schenectady Rd.	-State St. Albany Office	3690 NY Route 43
Latham, NY	112 State St.	West Sand Lake, NY
Telephone: (518) 785-7155	Albany, NY	Telephone: (518) 674-3327
Telephone: (518) 436-9043
-Route 7 Office		-Wilton Office
1156 Troy-Schenectady Rd.	-State St. Schenectady - Main Office	4208 Route 50
Latham, NY	320 State St.	Saratoga Springs, NY
Telephone: (518) 785-4744	Schenectady, NY	Telephone: (518) 583-1716
Telephone: (518) 381-3831
-Saratoga Springs Office		-Wolf Road Office
34 Congress St.	-Stuyvesant Plaza Office	34 Wolf Rd.
Saratoga Springs, NY	1475 Western Ave.	Albany, NY
Telephone: (518) 587-3520	Albany, NY	Telephone: (518) 458-7761
Telephone: (518) 489-2616
-Schaghticoke Office		-Wynantskill Office
2 Main St.	-Troy Office	134-136 Main St.
Schaghticoke, NY	1700 5th Ave.	Wynantskill, NY
Telephone: (518) 753-6509	Troy, NY	Telephone: (518) 286-2674
Telephone: (518) 274-5420
-Scotia Office
123 Mohawk Ave.	-Upper Union Street Office
Scotia, NY	1620 Union St.
Telephone: (518) 372-9416	Schenectady, NY
Telephone: (518) 374-4056
-Slingerlands Office
400 Maple Road	-Ushers Road Office
Slingerlands, NY	308 Ushers Rd.
Telephone: (518) 439-9352	Ballston Lake, NY
Telephone: (518) 877-8069

Branch Locations (continued)

Florida

-Alafaya Woods Office	-Curry Ford Road Office	-Lake Brantley Office
1500 Alafaya Trl.	3020 Lamberton Blvd., Suite 116	909 North State Rd 434
Oviedo, FL	Orlando, FL	Altamonte Springs, FL
Telephone: (407) 359-5991	Telephone: (407) 277-9663	Telephone: (407) 339-3396

-Aloma Office	-Curry Ford West Office	-Lake Mary Office
4070 Aloma Ave.	2838 West Curry Ford Rd.	350 West Lake Mary Blvd.
Winter Park, FL	Orlando, FL	Sanford, FL
Telephone: (407) 677-1969	Telephone: (407) 893-9878	Telephone: (407) 330-7106

-Apollo Beach Office	-Davenport Office	-Lake Nona Office
205 Apollo Beach Blvd.	2300 Deer Creek Commerce Ln.	9360 Narcoossee Rd.
Apollo Beach, FL	Suite 600	Orlando, FL
Telephone: (813) 649-0460	Davenport, FL	Telephone: (407) 801-7330
Telephone: (863) 424-9493
-Apopka Office		-Lake Square Office
1134 North Rock Springs Rd.	-Dean Road Office	10105 Route 441
Apopka, FL	3920 Dean Rd.	Leesburg, FL
Telephone: (407) 464-7371	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 657-8001
-Avalon Park Office
3662 Avalon Park East Blvd.	-Downtown Orlando Office	-Lee Vista Office
Orlando, FL	415 East Pine St.	8288 Lee Vista Blvd., Suite E
Telephone: (407) 380-2264	Orlando, FL	Orlando, FL
	Telephone: (407) 422-7129	Telephone: (321) 235-5583
-Bay Hill Office
6084 Apopka Vineland Rd.	-East Colonial Office	-Leesburg Office
Orlando, FL	12901 East Colonial Dr.	1330 Citizens Blvd., Suite 101
Telephone: (321) 251-1859	Orlando, FL	Leesburg, FL
	Telephone: (407) 275-3075	Telephone: (352) 365-1305
-BeeLine Center Office
10249 South John Young Pkwy.	-Englewood Office	-Maitland Office
Suite 101	2930 South McCall Rd.	9400 US Route 17/92, Suite 101
Orlando, FL	Englewood, FL	Maitland, FL
Telephone: (407) 240-0945	Telephone: (941) 460-0601	Telephone: (407) 332-6071

-Beneva Village Office	-Gateway Commons Office	-Melbourne Office
5950 South Beneva Rd.	1525 East Osceola Pkwy., Suite 120	2481 Croton Rd.
Sarasota, FL	Kissimmee, FL	Melbourne, FL
Telephone: (941) 923-8269	Telephone: (407) 932-0398	Telephone: (321) 752-0446

-Bradenton Office	-Juno Beach Office	-Metro West Office
5858 Cortez Rd. West	14051 US Highway 1	2619 S. Hiawassee Rd.
Bradenton, FL	Juno Beach, FL	Orlando, FL
Telephone: (941) 792-2604	Telephone: (561) 630-4521	Telephone: (407) 293-1580

-Colonial Drive Office	-Lady Lake Office	-North Clermont Office
4301 East Colonial Dr.	873 North US Highway 27/441	12302 Roper Blvd.
Orlando, FL	Lady Lake, FL	Clermont, FL
Telephone: (407) 895-6393	Telephone: (352) 205-8893	Telephone: (352) 243-2563

Branch Locations (continued)

-Orange City Office	-Sarasota Office	-Westwood Plaza Office
902 Saxon Blvd., Suite 101	2704 Bee Ridge Rd.	4942 West State Route 46
Orange City, FL	Sarasota, FL	Suite 1050
Telephone: (386) 775-1392	Telephone: (941) 929-9451	Sanford, FL
Telephone: (407) 321-4925
-Ormond Beach Office	-South Clermont Office
115 North Nova Rd.	16908 High Grove Blvd.	-Windermere Office
Ormond Beach, FL	Clermont, FL	2899 Maguire Rd.
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Windermere, FL
Telephone: (407) 654-0498
-Osprey Office	-Stuart Office
1300 South Tamiami Trl.	951 SE Federal Highway	-Winter Garden Office
Osprey, FL	Stuart, FL	16100 Marsh Rd.
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Winter Garden, FL
Telephone: (407) 654-4609
-Oviedo Office	-Sun City Center Office
1875 West County Rd. 419	4441 Sun City Center Blvd.	-Winter Haven Office
Suite 600	Sun City Center, FL	7476 Cypress Gardens Blvd. SE
Oviedo, FL	Telephone: (813) 633-1468	Winter Haven, FL
Telephone: (407) 365-1145		Telephone: (863) 326-1918
-Sweetwater Office
-Palm Coast Office	671 North Hunt Club Rd.	-Winter Springs Office
120 Belle Terre Pkwy.	Longwood, FL	851 East State Route 434
Palm Coast, FL	Telephone: (407) 774-1347	Winter Springs, FL
Telephone: (386) 524-5044		Telephone: (407) 327-6064
-Tuskawilla Road Office
-Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10
3307 South Orange Blossom Trl.	Winter Springs, FL
Kissimmee, FL	Telephone: (407) 695-5558
Telephone: (407) 846-8866
-Venice Office
-Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730

-Rinehart Road Office	-Vero Beach Office
1185 Rinehart Rd.	4125 20th St.
Sanford, FL	Vero Beach, FL
Telephone: (407) 268-3720	Telephone: (772) 492-9295

Branch Locations (continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400

TRUSTCO BANK CORP NY

EXECUTIVE OFFICERS	BOARD OF DIRECTORS

CHAIRMAN, PRESIDENT, AND CHIEF	Steffani Cotugno, D.O.,
EXECUTIVE OFFICER	Physician, Community Care Physicians
Robert J. McCormick
Brian C. Flynn, CPA
EXECUTIVE VICE PRESIDENT AND	KPMG LLP
CHIEF BANKING OFFICER	Retired Partner
Kevin M. Curley
Lisa M. Lucarelli, Private Investor
EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER	Thomas O. Maggs, President
Robert M. Leonard	Maggs & Associates
Insurance Broker
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER	Anthony J. Marinello, M.D., Ph.D.
Michael M. Ozimek	Vice President, MVP Healthcare

GENERAL COUNSEL AND	Robert J. McCormick,
CORPORATE SECRETARY	Chairman, President, and Chief Executive Officer
Michael Hall	TrustCo Bank Corp NY
and Trustco Bank
HONORARY DIRECTORS
Lionel O. Barthold	Curtis N. Powell,
Nancy A. McNamara	Member, Walker Powell Investments, LLC
James H. Murphy, D.D.S.
William F. Terry	Kimberly A. Russell, President and COO
Frank Adams Jewelers, Inc.

Frank B. Silverman
Managing member of Vision Development and Management
Directors of TrustCo Bank Corp NY	Managing member of Central Florida Championship Karate
are also Directors of Trustco Bank	Executive Director of the Martial Arts Industry Association
Owner Silverman Consulting

TRUSTCO BANK OFFICERS

CHAIRMAN, PRESIDENT AND	BRANCH ADMINISTRATION,	LENDING
CHIEF EXECUTIVE OFFICER	MARKETING, AND TREASURY	Senior Vice President and Chief
Robert J. McCormick	SERVICES (CONTINUED)	Lending Officer
	Mark J. Cooper	Michelle L. Simmonds
EXECUTIVE VICE PRESIDENT	William B. Jansz	Vice Presidents
AND CHIEF BANKING OFFICER	Phillip J. Kaufman	Patrick M. Canavan
Kevin M. Curley	Justin C. Maggs	William J. Chow
	Pratik A. Shah	Officers
EXECUTIVE VICE PRESIDENT	James J. Smith	Douglas L. Hall
AND CHIEF OPERATING	Jocelyn E. Vizcarra	Rebecca L. O’Hare
OFFICER	Berkley K. Young	Sara Steinback
Robert M. Leonard	Officers	Lisa Tully
Victor J. Berger
EXECUTIVE VICE PRESIDENT	Barbara Carlsson
AND CHIEF FINANCIAL	Ronni H. Domowitz	PERSONNEL, QUALITY
OFFICER	Peggy Eastwood	CONTROL, AND TRAINING
Michael M. Ozimek	Albert N. Estopinal	Vice President
	Herbert Klein	Jessica M. Marshall
GENERAL COUNSEL AND	John D. Mariani	Officer
CORPORATE SECRETARY	Kathryn Nasr	Nicolette C. Messina
Michael Hall	Samantha Nauth
Ronald G. Patterson
	Daniel Tricozzi	PLANNING & SYSTEMS, LOAN
ACCOUNTING AND FINANCE	Jason Vann	SERVICING, OPERATIONS AND
Vice Presidents		CUSTOMER SERVICE
Carol J. Rhatigan	COMPLIANCE, RISK, BSA,	Senior Vice President and Chief
Michael Rydberg	FACILITIES, AND	Operations Officer
Officer	CREDIT ADMINISTRATION	Carly K. Batista
Jonah A. Dooley	Senior Vice President and Chief Risk	Vice Presidents
	Officer	Sean P. Dougherty
	Michael J. Ewell	Lesly Jean-Louis
AUDIT	Administrative Vice President	Stacy L. Marble
Director of Internal Audit	Michael J. Lofrumento	Assistant Vice President
Daniel R. Saullo	Vice Presidents	Aislinn E. Melia
Officers	Lara Ann Gough
Allison R. Downs	Jennifer L. Meadows
Dennis M. Pitaniello	Officers	WEALTH MANAGEMENT
	Amanda L. Biance	Administrative Vice President and
BRANCH ADMINISTRATION,	Johnathan R. Goodell	Chief Trust Officer
MARKETING, AND TREASURY	Michael F. McMahon	Patrick J. LaPorta
SERVICES		Assistant Vice President
Senior Vice President and Chief		John W. Bresonis
Retail Banking Officer	INVESTOR RELATIONS AND	Officers
John R. George	LEGAL	Thomas A. Alteio
Vice Presidents	Assistant Vice President and	Michael D. Bates
Jason T. Goodell	Assistant Corporate Secretary	Kaitlyn E. Goodell
Thomas L. McCormick	Lauren A. McCormick	Michael T. Hadsell
Gloryvel Morales	Associate Counsel
Adam E. Roselan	Camila Rivera Abreu
Assistant Vice Presidents
Takla A. Awad

General Information

ANNUAL MEETING

Tuesday, May 20, 2025
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

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. If you would like to arrange direct deposit, please write to Computershare listed as transfer agent on the next page.

ANNUAL REPORT FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2024 upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

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

NASDAQ SYMBOL: TRST
The Corporation’s common stock trades on The Nasdaq Stock Market under the symbol TRST. There were approximately 6,947 shareholders of record of TrustCo common stock as of January 31, 2025.

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

Performance Graph

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000 and (3) the S&P U.S BMI Banks Index.  The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 253 companies as of December 31, 2024. A list of the component companies can be obtained by contacting TrustCo.  This presentation assumes that the value of the investment in TrustCo’s common stock and in each index was $100 and that all dividends were reinvested. In accordance with the rules of the SEC, this section, captioned “Common Stock Performance Graph,” is not incorporated by reference into any of our future filings made under the Exchange Act or the Securities Act of 1933 (“Securities Act”). The Common Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.