Form 10-K, Exhibit 13
period 2025-12-31
TRUSTCO BANK CORP N Y
filed 2026-03-16
CIK 357301

Exhibit 13
TrustCo Bank Corp NY (the “Company,” or “TrustCo”) is a savings and loan holding company headquartered in Glenville, New York.  The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the “Bank” or “Trustco”), operates 134 community banking offices and 154 Automatic Teller Machines throughout the Bank’s market areas.  The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights
(dollars in thousands, except per share data)	Years ended December 31,
	2025		2024		Percent Change
Income:
Net interest income	$168,973		$151,939		11.21%
Net Income	61,137		48,833		25.20
Per Share:
Basic earnings	3.26		2.57		26.85
Diluted earnings	3.25		2.57		26.46
Book value at period end	38.08		35.56		7.09
Average Balances:
Assets	6,324,139		6,115,234		3.42
Loans, net	5,159,337		5,040,915		2.35
Deposits	5,469,890		5,286,032		3.48
Shareholders’ equity	688,339		657,097		4.75
Financial Ratios:
Return on average assets	0.97%		0.80%		21.25
Return on average equity	8.88		7.43		19.52
Consolidated tier 1 capital to:
Total assets (leverage capital ratio)	10.60		11.05		(4.07)

Risk-adjusted assets	18.39		19.30		(4.72)
Common equity tier 1 capital ratio	18.39		19.30		(4.72)
Total capital to risk-adjusted assets	19.65		20.56		(4.43)
Allowance for credit losses on loans to nonperforming loans	2.53	x	2.67	x	(5.24)
Efficiency ratio (GAAP)	56.14%		61.55%		(8.79)
Adjusted Efficiency ratio*	55.76		61.60		(9.48)
Dividend Payout ratio	45.19		56.09		(19.43)

* Adjusted Efficiency ratio is determined by a method other than in accordance with generally accepted accounting principles (“GAAP”). See the Non-GAAP Financial Measures Reconciliation presented herein.

Per Share information of common stock

					Range of Stock
	Basic	Diluted	Cash	Book	Price
	Earnings	Earnings	Dividend	Value	High	Low

2025
First quarter	$0.75	$0.75	$0.36	$36.16	$34.34	$29.65
Second quarter	0.79	0.79	0.36	36.75	33.42	27.56
Third quarter	0.87	0.86	0.38	37.30	40.72	32.89
Fourth quarter	0.85	0.85	0.38	38.08	44.85	34.65

2024
First quarter	$0.64	$0.64	$0.36	$34.12	$31.19	$26.38
Second quarter	0.66	0.66	0.36	34.46	29.65	25.91
Third quarter	0.68	0.68	0.36	35.19	35.74	27.81
Fourth quarter	0.59	0.59	0.36	35.56	37.96	31.83

Financial Highlights	1

President’s Message	3

Cautionary Note Regarding Forward-Looking Statements	4-5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	6-32

Glossary of Terms	33-35

Management’s Report on Internal Control Over Financial Reporting	36

Consolidated Financial Statements and Notes	37-98

Report of Independent Registered Public Accounting Firm	37

Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023	40

Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	41

Consolidated Statements of Financial Condition as of December 31, 2025 and 2024	42

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023	43

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	44

Notes to Consolidated Financial Statements	45

Branch Locations	99-104

Officers and Board of Directors	105-106

General Information	107-108

Stock Performance Graph	109

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to be the premier hometown bank making financial dreams come true in the communities we serve.  We achieve this through our commitment to excellence, treating all stakeholders fairly and with respect, while maintaining our tradition of being a pillar of strength.

President’s Message

Dear Fellow Shareholders:
At this moment, perhaps more than at any time in recent memory, TrustCo Bank Corp NY is an engine for the creation of long-term shareholder value.  Net income is up 25% over the prior year and our total shareholder return was 29% for the year – beating our proxy peer group and a regional bank index by more than three times.  We believe that the completion of a million-share buyback and the authorization of the repurchase of another two million shares set the wheels in motion for the creation of even more value going forward.  The trend also is positive on share price, which at the end of 2025 was up 24% compared to the end of 2024.
The efforts of bank management over time have created a safe and sound institution that provides value to customers who express their confidence in the bank by depositing their hard-earned money knowing that it will be there when they need it – plus a fair return.  We are independent and strong.  And we will not compromise our values or fold to pressure to adopt short-sighted business models that will have the effect of draining the value out of Trustco Bank.  Rather, we will continue to run a top-notch bank that provides value to its customers through safety and soundness and to its owners through efficient operation that generates meaningful returns over the long run.
TrustCo Bank Corp NY is a true value investment in that it has paid a dividend every quarter since at least 1904.  An investment in our company 25 years ago, with dividends reinvested, would have grown 139%.  This exceptional rate of return also would be realized by a newer investor – an investment made five years ago would have seen a return of 54%, with dividends reinvested.  We have grown loans to an all-time high of over $5 billion and our Wealth Management Department has surpassed $1 billion in assets under management.  We have expanded our area of operation from one community on the Mohawk River to five states – and recently purchased a new regional headquarters building in our historic base of southern operations, Longwood, Florida.
Of course, credit quality also is a hallmark of our operation.  We continue to see net recoveries rather than losses on our loan portfolio and maintain in place policies and procedures that require solid underwriting and diligent collection of loan balances.  We avoid financing gimmicks and other ploys to create the appearance of balance-sheet improvement.
In short, we are proud of the company that we have built with the support of our owners.  In fact, we firmly believe that the best investment of any available capital on our books is further investment in TrustCo.  We are committed to completing our authorized two-million share buyback – for which funds already have been earmarked – and may continue buying shares after that as circumstances warrant.
We remain grateful not only for the support of our owners, but for that of our customers and the communities that we serve.  Our employees donate thousands of hours of time to worthy causes of all sorts including food insecurity, housing, veterans’ groups, financial education, and the environment, to name a few.
While the success of the past does not necessarily predict similar future outcomes, good preparation and hard work are great foundations for future and ongoing endeavors.  Our team works hard every day to prepare for whatever may be the next challenge or opportunity.  Through these efforts, we stand ready to continue delivering exceptional value well into the future.
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
The following important factors, among others, in some cases have affected and in the future could affect TrustCo’s actual results, and could cause TrustCo’s actual financial performance to differ materially from that expressed in any forward-looking statement:

Risks Related to Our Lending Activities
•	changes in interest rates may significantly impact our financial condition and results of operations;
•	external economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.
•	we are exposed to credit risk in our lending activities;
•	our emphasis on residential mortgage loans exposes us to lending risks, and any weakness in the residential real estate markets could adversely affect our performance;
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
•
the strict enforcement of federal laws and regulations regarding cannabis could result in our inability to continue to provide financial products and services to our customers that do business in the cannabis industry, legal action taken against us, or exposure to additional liabilities and compliance costs;

Risks Related to Our Operations
•	we are dependent upon the services of the management team;
•	our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;
•
if the business continuity and disaster recovery plans that we have in place are not adequate to continue our operations in the event of a disaster, the business disruption can adversely impact its operations;

•	our risk management framework may not be effective in mitigating risk and loss;
•	new lines of business or new products and services may subject us to additional risks;
•	digital banking trends may create deposit volatility, which could adversely affect our operations, profitability and competitive position;
•	our business may be adversely affected by the prevalence of fraud and other financial crimes;
•	we are exposed to climate risk;
•	societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers;
•	environmental, social and governance (ESG) risks could adversely affect our reputation and shareholder, employee, client, and third party relationships and may negatively affect our stock price;

Risks Related to Market Conditions
•	a prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our operations and financial results;
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

•	we are subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock;
•	we may be subject to a higher effective tax rate if Trustco Realty Corp. fails to qualify as a real estate investment trust;
•	changes in accounting standards could impact reported earnings;

Risks Related to Competition
•	strong competition within the Bank’s market areas could hurt profits and slow growth;
•	consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

Risks Related to Cybersecurity, Third Parties, and Technology
•	our business could be adversely affected by third-party service providers, data breaches, and cyber-attacks;
•	the development and use of artificial intelligence (“AI”) presents risks and challenges that may adversely impact our business;
•
a failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt our businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm;

•	unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business;
•	we could suffer a material adverse impact from interruptions in the effective operation of, or security breaches affecting, our computer systems;

Risks Related to Ownership of Our Securities
•	provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock;
•	we cannot guarantee that the allocation of capital to various alternatives, including stock repurchase plans, will enhance long-term stockholder value; and
•	actions of activist shareholders could negatively affect our business and the value of our common stock and cause us to incur significant expenses.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for 2025, 2024 and 2023.  This discussion should be read in conjunction with our audited financial statements included in “Consolidated Financial Statements and Notes” herein and Part I, Item 1, “Business” set forth in our Annual Report on Form 10-K for the year ended December 31, 2025 (“2025 Form 10-K”).  The following analysis contains forward-looking statements about our future revenues, operating results and expectations.  See “Cautionary Note Regarding Forward-Looking Statements” herein for a discussion of the risks, assumptions and uncertainties affecting these statements, as well as Part I, Item 1A. “Risk Factors” set forth in our 2025 Form 10-K.
To review our financial condition and results of operations for 2023 and a comparison between the 2023 and 2024 results, see Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2024 Form 10-K filed with the SEC on March 14, 2025.  Balances discussed are daily averages unless otherwise described.

Financial Review

In 2025, a year that was extraordinary for the economy and the markets, TrustCo continued to make great progress.  In management’s view, the key results for 2025 are:

•	Net income after taxes was $61.1 million or $3.25 diluted earnings per share in 2025;

•	Period-end loans were up $154.4 million for 2025 compared to the prior year;

•	Period-end deposits were up $166.4 million for 2025 compared to the prior year;

•	Nonperforming assets was $22.1 million for 2025;

•	GAAP net interest income was $169.0 million in 2025;

•
At 56.14% and 55.76%, the efficiency ratio (GAAP) and adjusted efficiency ratio (non-GAAP), respectively, remained stronger than our peer group levels (see Non-GAAP Financial Measures Reconciliation); and

•
The regulatory capital levels of both the Company and the Bank continued to remain strong as of December 31, 2025, and the Bank continues to meet the definition of “well capitalized” for regulatory purposes.

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
Return on average equity was 8.88% in 2025 compared to 7.43% in 2024, while return on average assets was 0.97% in 2025 as compared to 0.80% in 2024.
The U.S. economy continued to demonstrate resilience during 2025, supported by continued consumer spending and generally stable economic growth. In 2024, the Federal Reserve began easing monetary policy, including a 50 basis point cut in September 2024 and additional 25 basis point cuts in November 2024 and December 2024, which resulted in a federal funds target rate range of 4.25 percent to 4.50 percent at year-end 2024. The Federal Reserve continued to reduce short-term interest rates over the course of 2025, and, at its Federal Open Market Committee (“FOMC”) meeting in December 2025, it lowered the target range for the federal funds rate to a range of 3.50 percent to 3.75 percent.

For the year ended 2025, equity markets produced positive returns. The Dow Jones Industrial Average increased approximately 13% during 2025, and the S&P 500 Index generated a total return of approximately 18%. United States three-month Treasury bills experienced a decrease in rates ending the year at 3.67%, 20 basis points above the two-year Treasury yield at year-end of 3.47%, and 51 basis points behind the ten-year Treasury yield at year-end of 4.18%. These yields compare to 2024 year-end yields of 4.37% for the three-month Treasury bills, 4.25% for the two-year Treasury bond and 4.58% for the ten-year Treasury bond.   These rates are important to the banking industry because deposit rates tend to track the changes in the shorter-term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields.  Beginning in 2025, the yield on the two-year Treasury bond was 4.25% and decreased 78 basis points during the year to close 2025 at 3.47%, and the ten-year Treasury bond began 2025 at 4.58% and closed the year down 40 basis points to 4.18% at year-end.   These rate changes have a significant implication to the broader economic cycle.

While the FOMC continued its rate easing cycle during 2025, the range of potential rate paths over the coming year remains wide and will ultimately be driven by the path of inflation, labor market performance and economic growth. In its January 2026 “Beige Book,” the Federal Reserve reported that overall economic activity increased at a slight to modest pace in eight of the twelve Federal Reserve Districts, with three Districts reporting no change and one reporting a modest decline. In the Second District (including New York), economic activity continued to decline modestly, with small-to-medium sized banks in the region reporting that loan demand declined since the previous period, especially for consumer loans and residential mortgages. In the Sixth District (including Florida), the Beige Book reported slight growth in economic activity, with financial institutions reporting modest loan growth, with the largest increases in credit cards.
The U.S. government announced changes to its trade policies in 2025 and significantly increased tariffs on certain imports under emergency authorities, including the International Emergency Economic Powers Act (“IEEPA”). In February 2026, the Supreme Court ruled that IEEPA does not authorize the President to impose tariffs. The current tariff environment remains dynamic and uncertain, including regarding potential refunds of tariffs paid under IEEPA, and the U.S. government could respond with replacement measures under other legal authorities. We continue to closely monitor both the impact and potential impact of such measures on our business, our customers and on overall economic conditions in the United States.
Trustco, like most other banking organizations, prices its liabilities (deposits and short-term borrowings) in relation to the shorter end of the Treasury maturity curve.  The average for the three-month treasury was 97 basis points lower in 2025 than in 2024, with the median yield of 4.33% in 2025 down 110 basis points over the median yield in 2024.  These trends generally reflect a decrease in the cost for deposit products that price in relation to the short-term treasury market yields.  At the same time the average yield of the ten-year Treasury has increased to 4.29% in 2025, up 8 basis points from 2024 when the average was 4.21%.  Generally longer-term loans are priced consistent with the changes in the ten-year Treasury markets.  These two trends – lower shorter-term rates and an increase in longer-term rates – could result in an increase of new loan yields and a decrease in deposit yields.
In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the Deposit Insurance Fund associated with bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is equal to an insured depository institution’s estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The total amount of the special assessment is to be paid in quarterly installments that began with the invoice for the first quarter of 2024 (received in June 2024) and ends with the invoice for the second quarter of 2026. In December 2025, the FDIC adopted an interim final rule modifying the special assessment collection to reflect updated estimated losses and providing for mechanisms to address potential over- or under-collection relative to actual losses.  There continues to be no additional cost to TrustCo as a result of its uninsured deposits being under $5 billion.
Management believes that TrustCo’s long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company’s strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices.  While we continue to aim to adhere to prudent underwriting standards, should general housing prices and other economic measures, such as unemployment in the Company’s market areas, deteriorate as a result of unexpected changes, financial sector instability, a potential or actual default on the federal debt or other reasons, the Company may experience an increase in the level of credit risk and in the amount of its classified and nonperforming loans.

Overview

2025 results were marked by growth in the Company’s loan portfolio despite a challenging year for loan rates and housing prices.  The loan portfolio grew to a total of $5.25 billion, an increase of $154.4 million or 3.0% over the 2024 year-end balance.  Deposits ended 2025 at $5.56 billion, up from $5.39 billion the prior year-end.  The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products.  Management believes that the increase in deposits was driven by the Bank’s effective market and pricing strategy.    Moreover, management believes that TrustCo’s success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible.  Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as growth in net interest income and non-interest income.
TrustCo earned $61.1 million in net income or $3.25 of diluted earnings per share for the year ended December 31, 2025, compared to $48.8 million in net income or $2.57 of diluted earnings per share for the year ended December 31, 2024.

During 2025, the following items had a significant effect on net income:

•
An increase of $17.0 million in net interest income from 2024 to 2025 primarily as a result of the increase in interest and fees on loans and an increase in interest on federal funds sold and other short-term investments; and

•	a decrease in the provision for credit losses of $400 thousand.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2025 and 2024, including:

•
Tier 1 risk-based capital ratio of 18.39% for 2025 and 19.30% for 2024, compared to medians of 12.90% in 2025 and 12.41% in 2024 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

•
an efficiency ratio and an adjusted efficiency ratio of 56.14% and 55.76% for 2025, and 61.55%and 61.60% for 2024, respectively, as calculated by S&P Global Market Intelligence, compared to the peer group medians of 59.01% in 2025 and 61.84% in 2024.

During 2025, TrustCo’s results were affected by loan growth and a changing interest rate environment.  The increase in net interest income was due to a 20 basis-point expansion in the net interest margin to 2.74% from 2.54%, primarily as a result of a $192.6 million, or 3.2%, increase in average interest-earning assets and a decrease of 8 basis points in average cost of interest-bearing liabilities from 2024 to 2025.  Average loan balances increased 2.3% from 2024 to 2025, and average Federal Funds Sold and other short-term investments increased 30.7%, while available for sale securities and held to maturity securities decreased 17.8%. Average net loans decreased to 83.6% of average earning assets in 2025 from 84.4% in 2024.  On average for 2025, non-maturity deposits were 61.5% of total deposits, down from 63.8% in 2024. The Company has traditionally sought to maintain a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.
Market interest rates moved significantly during the course of 2024 and 2025, with shorter-term three-month treasury rates decreasing year-over-year as well as the longer-term ten-year rates decreasing.  This resulted in the average daily spread between the ten-year Treasury and the two-year Treasury increasing to 0.48 basis points in 2025, up from an average of negative 16 basis points in 2024.  The spread between the ten-year Treasury and the two-year Treasury changed throughout the year and ended 2025 at a positive 71 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company’s earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2025 and 2024.

	3 Month T Bill (BEY)	2 Year T Note	5 Year T Note	10 Year T Note	10 Year - 2 Year
	Yield(%)	Yield(%)	Yield(%)	Yield(%)	Spread(%)
2025
Beginning of Year	4.37	4.25	4.38	4.58	0.33
Peak	4.46	4.40	4.61	4.79	0.73
Trough	3.62	3.41	3.55	3.97	0.20
End of Year	3.67	3.47	3.73	4.18	0.71
Average	4.21	3.81	3.92	4.29	0.48
Median	4.33	3.78	3.91	4.29	0.52

2024
Beginning of Year	5.45	4.26	3.83	3.84	(0.42)
Peak	5.52	5.04	4.72	4.70	0.33
Trough	4.31	3.49	3.41	3.63	(0.47)
End of Year	4.37	4.25	4.38	4.58	0.33
Average	5.18	4.37	4.13	4.21	(0.16)
Median	5.43	4.37	4.17	4.25	(0.25)

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
The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets.  The Company has experienced continued growth in all markets as measured by the growth in our loan balances.  Branches in all geographies have the same products and features found at other Trustco Bank locations.  Additionally, over the last several years the Company has made significant investments in its online and mobile banking platforms, including new automated tools.  With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers.  As expected, some branches have grown more rapidly than others.  Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical.  The Company also took the opportunity in 2025 to close two underperforming branches and consolidated the loans and deposits at nearby locations.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors.  Loans and securities (including Federal Funds sold and other short-term investments) are the Company’s primary earning assets.  Average interest earning assets were 97.5% and 97.7% of average total assets for 2025 and 2024, respectively.
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
Interest rates have a significant impact on the operations and financial results of all financial services companies.  One of the most important interest rates used to control national economic policy is the “Federal Funds” rate.  This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating.  At its meeting in September 2024, the FOMC implemented a 50 basis point cut resulting in a federal funds target rate range of 4.75% to 5.00%. The rate cut represented the first interest rate change in a year and the first rate cut in more than four years. The FOMC subsequently cut the federal funds target rate another 25 basis points in November 2024 and again in December 2024, and cut the rate three additional times in 2025, to a current range of 3.50% to 3.75%.

The yield on the ten-year Treasury bond decreased 40 basis points from 4.58% at the beginning of 2025 to the year‑end level of 4.18%.  The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans.  These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments, as well as the interest expense on deposits and borrowings.  Residential real estate loans and longer‑term investments are most affected by the changes in longer-term market interest rates such as the ten‑year Treasury.  The Federal Funds sold portfolio and other short‑term investments are affected primarily by changes in the Federal Funds target rate.  Deposit interest rates are most affected by short term market interest rates.  Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value.  Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable.  Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants, such as Freddie Mac and Fannie Mae.  The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.  The Company did not originate loans for sale into the secondary market during 2025.  Higher market interest rates also generally increase the value of retail deposits.
During the third and fourth quarters of 2024, the Federal Funds target range was lowered three times and in 2025 the Federal Funds target range was lowered three additional times.  These rate reductions had a positive impact on the Company by offering lower rates on time deposits at a faster pace than offering lower rates on loans, thus aiding in margin expansion.  Management believes further rate reductions could provide opportunity for margin expansion if deposit yields fall at a faster pace than investment and loan yields.

Earning Assets

Average earning assets during 2025 were $6.2 billion, which was an increase of $192.6 million from 2024.  This increase was primarily the result of an increase in net loans of $118.4 million, an increase in Federal Funds Sold and other short-term investments of $151.6 million, partially offset by a decrease in securities available for sale of $76.6 million. The increase in the average loan portfolio is primarily the result of an increase in commercial loans, residential mortgage loans, and home equity lines of credit.  TrustCo continues to prioritize the growth of residential real estate loans throughout the Trustco Bank branch network through effective marketing campaigns, competitive rates, and closing costs.
Total average assets were $6.3 billion for 2025 and $6.1 billion for 2024.

The table “Mix of Average Earning Assets” shows how the mix of the earning assets has changed over the last three years.  While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)				2025	2024	Components of
				vs.	vs.	Total Earning Assets
	2025	2024	2023	2024	2023	2025	2024	2023
Loans, net	$5,159,337	$5,040,915	$4,875,166	$118,422	$165,749	83.6%	84.3%	82.5%

Securities available for sale (1):
U.S. government sponsored enterprises	66,529	105,729	121,574	(39,200)	(15,845)	1.1	1.8	2.1
State and political subdivisions	17	25	33	(8)	(8)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations- residential	237,037	247,466	275,565	(10,429)	(28,099)	3.8	4.1	4.7
Corporate bonds	34,745	58,447	82,865	(23,702)	(24,418)	0.6	1.0	1.4
Small Business Administration-guaranteed participation securities	13,772	17,003	20,410	(3,231)	(3,407)	0.2	0.3	0.3
Other	699	698	686	1	12	-	-	-
Total securities available for sale	352,799	429,368	501,133	(76,569)	(71,765)	5.7	7.2	8.5

Held-to-maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	4,845	5,916	7,053	(1,071)	(1,137)	0.1	0.1	0.1
Total held-to-maturity securities	4,845	5,916	7,053	(1,071)	(1,137)	0.1	0.1	0.1

Federal Reserve Bank and Federal Home Loan Bank stock	6,575	6,389	6,018	186	371	0.1	0.1	0.1
Federal funds sold and other short-term investments	645,154	493,546	521,021	151,608	(27,475)	10.5	8.3	8.8

Total earning assets	$6,168,710	$5,976,134	$5,910,391	$192,576	$65,743	100.0%	100.0%	100.0%
(1) The average balances of securities available for sale are presented using amortized cost for these securities.

Loans

In 2025, the Company experienced another year of loan growth.  The $154.4 million increase or 3.0% in the Company’s gross loan portfolio from December 31, 2024 to December 31, 2025 was primarily due to higher balances in commercial and residential loan categories including home equity lines of credit.  Average loans increased $118.4 million during 2025 to $5.2 billion.  Interest income on the loan portfolio increased to $220.8 million in 2025 from $205.6 million in 2024.  The average yield increased 20 basis points to 4.28% in 2025 compared to 4.08% in 2024.

LOAN PORTFOLIO

(dollars in thousands)	As of December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$283,478	5.4%	$267,805	5.3%	$252,479	5.0%
Real estate - construction	41,906	0.9	29,724	0.6	29,053	0.6
Real estate - mortgage	4,451,319	84.7	4,377,630	85.8	4,357,046	87.2
Home equity lines of credit	464,201	8.8	409,261	8.0	347,415	6.9
Installment loans	11,556	0.2	13,638	0.3	16,886	0.3
Total loans	5,252,460	100.0%	5,098,058	100.0%	5,002,879	100.0%
Less: Allowance for loan losses	52,205		50,248		48,578
Net loans (1)	$5,200,255		$5,047,810		$4,954,301

	Average Balances
	2025		2024		2023		2022		2021
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$282,489	5.5%	$260,522	5.2%	$234,011	4.8%	$185,314	4.1%	$193,370	4.5%
Real estate - construction	35,814	0.7	29,388	0.6	32,702	0.7	36,815	0.8	31,014	0.7
Real estate - mortgage	4,394,120	85.2	4,361,238	86.5	4,279,194	87.8	4,065,135	89.3	3,870,097	89.2
Home equity lines of credit	434,740	8.4	374,841	7.4	313,914	6.4	254,168	5.6	233,628	5.4
Installment loans	12,174	0.2	14,926	0.3	15,345	0.3	9,849	0.2	8,725	0.2

Total loans	5,159,337	100.0%	5,040,915	100.0%	4,875,166	100.0%	4,551,281	100.0%	4,336,834	100.0%
Less: Allowance for loan losses	51,303		49,648		46,971		46,124		49,421
Net loans (1)	$5,108,034		$4,991,267		$4,828,195		$4,505,157		$4,287,413

(1) Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing, and a customer-friendly service delivery network, the Bank has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, as well as by offering competitive interest rates to expand the loan portfolio.  Specifically, key selling points such as low closing costs, no private mortgage insurance for qualified borrowers, quick loan decisions, and fast closings were identified and marketed to prospective customers.  The average balance of residential real estate mortgage loans was approximately $4.4 billion in 2025 and approximately $4.37 billion in 2024.  Income on residential real estate loans increased to $175.0 million in 2025 from $165.5 million in 2024.  The yield on the portfolio increased from 3.79% in 2024 to 3.97% in 2025.  The vast majority of Trustco’s real estate loans are secured by properties within the Bank’s market areas.
Trustco does not make subprime loans or purchase investments collateralized by subprime loans.  A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender, or some combination of these.  For instance, adjustable rate loans underwritten at initial low “teaser” rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime.  Trustco underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower’s credit score.
Average commercial loans increased by $26.4 million from $280.6 million in 2024 to $307.0 million in 2025.  Average commercial loans included $30.0 million and $19.0 million of commercial real estate construction loans in 2025 and 2024, respectively.  The average yield on the commercial loan portfolio increased to 5.59% for 2025 from 5.38% in 2024, primarily as a result of higher interest rates on originations and repricing of variable rate loans due to the current interest rate environment.  Interest income on commercial loans was $17.1 million in 2025 compared to $15.1 million in 2024, up also primarily as a result of the interest rate environment and higher balances.
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

During 2025, the average balance of home equity credit lines was $434.7 million, an increase from $374.8 million in 2024.  Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans.  Trustco continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs.  Trustco’s average yield on this portfolio was 6.40% for 2025 and 6.39% for 2024 reflecting a relatively flat prime lending rate that occurred in 2025 and 2024.  Interest income on home equity credit lines increased from $23.9 million in 2024 to $27.8 million in 2025.  Management would expect that a decline in interest rates during 2026 should increase demand for residential mortgages, including home equity credit lines.
At December 31, 2025 and 2024, the Company had approximately $41.9 million and $29.7 million of real estate construction loans, respectively.  Of the $41.9 million in real estate construction loans at December 31, 2025, approximately $11.9 million was secured by first mortgages to residential borrowers with the remaining $30.0 million were loans to commercial borrowers for residential construction projects.  Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million was secured by first mortgages to residential borrowers with the remaining $19.0 million were loans to commercial borrowers for residential construction projects.

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2025.  Loans having no stated maturity and overdrafts are shown as due in one year or less.  Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:
					Total Due
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	After 1 Year	Total
Commercial	$18,731	$56,162	$183,380	$36,834	$276,376	$295,107
Commercial - other	5,108	4,490	8,738	-	13,228	18,336
First Mortgage	17,311	14,711	466,527	3,900,675	4,381,913	4,399,224
Home Equity Loans	67	2,127	26,075	35,767	63,969	64,036
Home Equity Lines of Credit	22,209	146,790	236,405	58,797	441,992	464,201
Installment	1,780	8,526	1,250	-	9,776	11,556
	$65,206	$232,806	$922,375	$4,032,073	5,187,254	$5,252,460

The following table shows the loans as of December 31, 2025 due after December 31, 2026 according to type and loan category:

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$276,376		$276,376
Commercial - other	13,228		13,228
First Mortgage	4,381,913		4,381,913
Home Equity Loans	63,969		63,969
Home Equity Lines of Credit	-	441,992	441,992
Installment	9,776		9,776
	$4,745,262	$441,992	$5,187,254

INVESTMENT SECURITIES

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

(dollars in thousands)	As of December 31,
	2025		2024		2023
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Securities available for sale:
U. S. government sponsored enterprises	$31,939	$31,772	$86,833	$85,617	$121,728	$118,668
State and political subdivisions	9	9	18	18	26	26
Mortgage backed securities and collateralized mortgage obligations-residential	221,611	206,290	239,420	213,128	263,182	237,677
Corporate bonds	59,972	59,932	45,033	44,581	80,150	78,052
Small Business Adminstration-guaranteed participation securities	12,427	11,710	15,471	14,141	18,740	17,186
Other	689	705	688	700	687	680
Total securities available for sale	326,647	310,418	387,463	358,185	484,513	452,289
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	4,339	4,389	5,365	5,306	6,458	6,396
Total held to maturity securities	4,339	4,389	5,365	5,306	6,458	6,396
Total investment securities	$330,986	$314,807	$392,828	$363,491	$490,971	$458,685

Securities Available for Sale:

The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity.  The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current interest rate environment.  The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio.  Mortgage-backed securities and collateralized mortgage obligations held in the portfolio include only pass‑throughs issued by United States government agencies or sponsored enterprises.
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
The designation of securities as “available for sale” is made at the time of purchase, based upon management’s intent and ability to hold the securities for an indefinite period of time.  These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.  At December 31, 2025, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers.  At December 31, 2025, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery.  Accordingly, at December 31, 2025, due to current market interest rates, the net fair value of the investment securities portfolio was below amortized cost and unrealized losses were not credit related.
At December 31, 2025, the carrying value of securities available for sale amounted to $310.4 million, compared to $358.2 million at year-end 2024.  For 2025, the average balance of securities available for sale was $352.8 million with an average yield of 2.81%, compared to an average balance in 2024 of $429.4 million with an average yield of 2.54%.  The income earned on the securities available for sale portfolio in 2025 was $9.9 million, compared to $10.9 million earned in 2024.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders’ equity.  Average balances of securities available for sale are stated at amortized cost.  At December 31, 2025, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $676 thousand and gross unrealized losses of approximately $16.9 million.  At December 31, 2024, the fair value of TrustCo’s portfolio of securities available for sale carried gross unrealized gains of approximately $130 thousand and gross unrealized losses of approximately $29.4 million.   As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities

At December 31, 2025, the Company held $4.3 million of held to maturity securities, compared to $5.4 million at December 31, 2024.  For 2025, the average balance of held to maturity securities was $4.8 million, compared to $5.9 million in 2024.  Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds Sold and other short-term investments to fund future loan growth or future investment opportunities.  The average yield on held to maturity securities increased slightly from 4.29% in 2024 to 4.39% in 2025 due primarily to changes in average lives from normal pay downs and prepayments on the mortgage-backed securities held in the portfolio.  Interest income on held to maturity securities declined from $254 thousand in 2024 to $213 thousand in 2025, reflecting the decline in average balances.  Held to maturity securities are recorded at amortized cost.  The fair value of these securities as of December 31, 2025 was $4.4 million.
The designation of securities as “held to maturity” is made at the time of purchase, based upon management’s intent and ability to hold the securities until final maturity.  At December 31, 2025 there were $40 thousand of unrecognized losses and $90 thousand of unrecognized gains on securities in this portfolio.

Equity Securities

During the second quarter of 2024, Visa Inc. accepted the Company’s tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock.  As a result of the exchange, the Company marked its Visa Class C common stock to fair value and recorded a gain of $1.4 million based on the conversion privilege of the Visa Class C common stock and the closing price of Visa Class A common stock on June 28, 2024 of $262.47 per share. In 2024, Company’s Visa Class C shares were marked to fair value on a recurring basis using the Visa Class A shares as evidence of orderly transactions between market participants for similar securities issued by Visa.  The Company originally obtained the shares in 2008. The carrying value of the Visa Class B-2 shares is nominal as of December 31, 2025 and there was no activity during the year ended December 31, 2025.

Securities Gains

During 2024 TrustCo recognized net gain on the sale of equity securities of $1.4 million as described above.  During 2025 and 2023, TrustCo did not recognize any net gains from securities transactions.  There were no sales or transfers of held to maturity securities in 2025, 2024 or 2023.
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
Securities pledged totaled $188.5 million, which results in $126.3 million in unpledged securities.  In addition to unpledged securities, TrustCo had $730.4 million of cash and cash equivalents and borrowing capacity of $967.9 million as of December 31, 2025.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)	As of December 31, 2025
	Maturing:
		After 1	After 5
	Within	But Within	But Within	After
Debt securities available for sale:	1 Year	5 Years	10 Years	10 Years	Total

U. S. government sponsored enterprises
Amortized cost	$24,939	$5,000	$2,000	$-	$31,939
Fair Value	24,756	5,018	1,998	-	31,772
Weighted average yield	1.36%	4.68	5.07	-	2.37
State and political subdivisions
Amortized cost	9	-	-	-	9
Fair Value	9	-	-	-	9
Weighted average yield	5.28%	-	-	-	5.28
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	1,401	135,261	84,949	-	221,611
Fair Value	1,374	128,913	76,003	-	206,290
Weighted average yield	2.16%	2.69	3.01	-	2.76
Corporate bonds
Amortized cost	-	59,972	-	-	59,972
Fair Value	-	59,932	-	-	59,932
Weighted average yield	-%	4.62	-	-	4.62
Small Business Administration-guaranteed participation securities
Amortized cost	12,427	-	-	-	12,427
Fair Value	11,710	-	-	-	11,710
Weighted average yield	2.21%	-	-	-	2.21
Other
Amortized cost	39	650	-	-	689
Fair Value	55	650	-	-	705
Weighted average yield	-%	4.52	-	-	4.52
Total securities available for sale
Amortized cost	$38,815	$200,883	$86,949	$-	$326,647
Fair Value	$37,904	$194,513	$78,001	$-	$310,418
Weighted average yield	2.20%	3.31	3.06	-	3.05

Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential
Amortized cost	$11	$-	$1,443	$2,885	$4,339
Fair Value	11	-	1,403	2,975	4,389
Weighted average yield	3.82%	-	2.94	5.57	5.33
Total held to maturity securities
Amortized cost	$11	$-	$1,443	$2,885	4,339
Fair Value	$11	$-	$1,403	$2,975	$4,389
Weighted average yield	3.82%	-	2.94	5.57	5.33
Weighted average yields have not been adjusted for any tax-equivalent factor.

Maturity and Call Dates of Securities

Many of the securities in the Company’s portfolios have a call date in addition to the stated maturity date.  Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices.  Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate.  Therefore, for cash flow, liquidity and interest rate risk management purposes, it is important for TrustCo to monitor both maturity dates and call dates.  Given the current interest rate environment, the probability of future calls will depend on future market interest rate levels.  The tables labeled “Securities Portfolio Maturity and Call Date Distribution,” show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2025.  Mortgage-backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life.  Actual maturities may differ from contractual maturities because of securities’ prepayments and the right of certain issuers to call or prepay their obligations without penalty.  The table, “Securities Portfolio Maturity Distribution and Yield,” shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2025 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2025
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$24,987	$24,820	$93,287	$92,331
1 to 5 years	67,909	67,820	148,411	142,084
5 to 10 years	71,404	67,347	84,949	76,003
After 10 years	162,347	150,431	-	-
Total debt securities available for sale	$326,647	$310,418	$326,647	$310,418

Held to maturity securities:

(dollars in thousands)	As of December 31, 2025
	Based on		Based on
	Final Maturity		Call Date
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$11	$11	$82	$82
1 to 5 years	-	-	4,257	4,307
5 to 10 years	1,443	1,403	-	-
After 10 years	2,885	2,975	-	-
Total held to maturity securities	$4,339	$4,389	$4,339	$4,389

Federal Funds Sold and Other Short-term Investments

During 2025, the average balance of Federal Funds sold and other short-term investments was $645.2 million, an increase from $493.5 million in 2024.  The average rate earned on these assets was 4.32% in 2025 and 5.26% in 2024.  The decline in yield is consistent with FOMC target rate cuts noted earlier.  Trustco utilizes this category of earning assets as a means of maintaining strong liquidity.  The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.
The year-end balance of Federal Funds sold and other short-term investments was approximately $679.9 million for 2025, compared to $594.4 million at year-end 2024.  While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2025, some funds were shifted into higher yielding loans.  Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2026 and make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

Trustco utilizes various traditional sources of funds to support its earning asset portfolio.  The table, “Mix of Average Sources of Funding,” presents the various categories of funds used and the corresponding average balances for each of the last three years.
Deposits: Average total deposits were approximately $5.5 billion in 2025, compared to approximately $5.3 billion in 2024, an increase of $183.9 million.  Changes in deposit categories (average balances 2025 versus 2024) included: demand deposits were up $44.7 million, interest-bearing checking deposits were up $38.6 million, savings was down $48.8 million, money market was down $44.3 million and time deposits were up $193.7 million.  While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs.  The balance in time deposits over $250 thousand is not the result of any incentive pricing as Trustco does not offer premium rates on large certificates of deposit.

The Company has been proactive in retaining deposits, which is evident since total deposits have increased since December 31, 2024.  Total deposits as of December 31, 2025 increased $166.4 million to $5.56 billion compared to $5.39 billion as of December 31, 2024.  As we move forward, Trustco’s objective is to continue to encourage customers to retain these funds in the expanded product offerings of the Bank through aggressive marketing and product differentiation.

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)				2025	2024	Components of
				vs.	vs.	Total Funding
	2025	2024	2023	2024	2023	2025	2024	2023

Retail deposits
Demand deposits	$783,521	$738,816	$784,021	$44,705	$(45,205)	14.1%	13.7%	14.7%
Savings	1,079,405	1,128,190	1,323,995	(48,785)	(195,805)	19.4	21.0	24.8
Time deposits under $250 thousand	1,530,072	1,395,126	1,057,048	134,946	338,078	27.5	26.0	19.8
Interest bearing checking accounts	1,037,072	998,501	1,067,972	38,571	(69,471)	18.7	18.6	20.0
Money market deposits	465,077	509,409	606,230	(44,332)	(96,821)	8.4	9.5	11.4
Total retail deposits	4,895,147	4,770,042	4,839,266	125,105	(69,224)	88.1	88.8	90.7
Time deposits over $250 thousand	574,743	515,990	380,288	58,753	135,702	10.3	9.6	7.1
Short-term borrowings	89,816	89,707	114,639	109	(24,932)	1.6	1.6	2.2
Total purchased liabilities	664,559	605,697	494,927	58,862	110,770	11.9	11.2	9.3
Total sources of funding	$5,559,706	$5,375,739	$5,334,193	$183,967	$41,546	100.0%	100.0%	100.0%

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS
(dollars in thousands)	2025			2024			2023
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans, net	$5,159,337	$220,846	4.28%	$5,040,915	$205,600	4.08%	$4,875,166	$187,456	3.84%

Securities available for sale:
U.S. government sponsored enterprises	66,529	2,159	3.25	105,729	3,213	3.04	121,574	2,805	2.31
State and political subdivisions	17	1	6.75	25	1	6.69	33	2	6.71
Mortgage backed securities and collateralized mortgage obligations-residential	237,037	6,169	2.60	247,466	5,760	2.33	275,565	6,146	2.23
Corporate bonds	34,745	1,271	3.66	58,447	1,557	2.66	82,865	1,987	2.40
Small Business Administration-guaranteed participation securities	13,772	296	2.15	17,003	368	2.17	20,410	437	2.14
Other	699	30	4.29	698	13	1.86	686	10	1.46
Total securities available for sale	352,799	9,926	2.81	429,368	10,912	2.54	501,133	11,387	2.27
Held to maturity securities:
Mortgage backed securities and collateralized mortgage obligations-residential	4,845	213	4.39	5,916	254	4.29	7,053	296	4.20
Total held to maturity securities	4,845	213	4.39	5,916	254	4.29	7,053	296	4.20
Federal Reserve Bank and Federal Home Loan Bank stock	6,575	531	8.08	6,389	604	9.45	6,018	500	8.31
Federal funds sold and other short-term investments	645,154	27,900	4.32	493,546	25,946	5.26	521,021	26,567	5.10
Total interest earning assets	6,168,710	259,416	4.20%	5,976,134	243,316	4.07%	5,910,391	226,206	3.83%
Allowance for loan losses	(51,303)			(49,648)			(46,971)
Cash and noninterest earning assets	206,732			188,748			172,641
Total assets	$6,324,139			$6,115,234			$6,036,061
Liabilities and shareholders’ equity
Interest bearing deposits:
Interest bearing checking accounts	$1,037,072	2,078	0.20%	$998,501	1,236	0.12%	$1,067,972	382	0.04%
Savings	1,079,405	2,923	0.27	1,128,190	2,876	0.25	1,323,995	2,531	0.19
Time deposits and money markets	2,569,892	84,548	3.29	2,420,525	86,474	3.57	2,043,566	50,439	2.47
Total interest bearing deposits	4,686,369	89,549	1.91	4,547,216	90,586	1.99	4,435,533	53,352	1.20
Short-term borrowings	89,816	894	0.99	89,707	791	0.88	114,639	1,009	0.88
Total interest bearing liabilities	4,776,185	90,443	1.89%	4,636,923	91,377	1.97%	4,550,172	54,361	1.19%
Demand deposits	783,521			738,816			784,021
Other liabilities	76,094			82,398			81,656
Shareholders’ equity	688,339			657,097			620,212
Total liabilities and shareholders’ equity	$6,324,139			$6,115,234			$6,036,061
Net interest income		168,973			151,939			171,845
Net interest spread			2.31%			2.10%			2.64%
Net interest margin (net interest income to total interest earnings assets)			2.74			2.54			2.91

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation.  Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after-tax income.  Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2025, 2024 and 2023.  The average balances of securities available for sale and held to maturity were calculated using amortized costs.  Included in the average balance of shareholders’ equity is $15.6 million, $30.1 million, and $30.7 million in 2025, 2024, and 2023, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio.  The gross amounts of the net unrealized income (loss) have been included in cash and noninterest earning assets.  Non-accrual loans are included in average loans.

The overall cost of interest-bearing deposits decreased as a result of lower deposit rates throughout the year as a result of the current interest rate environment.  The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations.  In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.

Other Funding Sources

Other Funding Sources: The Company had $89.8 million of average short‑term borrowings outstanding during 2025, compared to $89.7 million in 2024.  The slight increase over the prior year is attributable to customer behavior and the products they choose.  These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings.  The average cost of short-term borrowings was at 0.99% in 2025 and 0.88% in 2024.  Higher balances toward the end 2025 resulted in an increase of interest expense to approximately $894 thousand in 2025, compared to $791 thousand in 2024.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,
	2025	2024	2023	2022	2021
Individuals, partnerships and corporations	$5,443,737	$5,261,526	$5,195,100	$5,262,996	$5,144,071
States and political subdivisions	4,728	5,055	5,421	14,854	15,761
Other (certified and official checks, etc.)	21,425	19,451	19,033	24,589	28,515
Total average deposits by type of depositor	$5,469,890	$5,286,032	$5,219,554	$5,302,439	$5,188,347

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT

(dollars in thousands)
As of December 31, 2025

Under 3 months	$195,240
3 to 6 months	164,946
6 to 12 months	138,867
Over 12 months	103,520

Total	$602,573

As of December 31, 2025 and 2024, approximately $1.22 billion and $1.11 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank’s regulatory reporting requirements.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2025 vs. 2024			2024 vs. 2023
	Increase	Due to	Due to	Increase	Due to	Due to
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income:
Federal funds sold and other short-term investments	$1,954	$7,074	$(5,120)	$(621)	$(1,428)	$807
Securities available for sale:
Taxable	(986)	(2,332)	1,346	(474)	(1,752)	1,278
Tax-exempt	-	0	-	(1)	(1)	-
Total securities available for sale	(986)	(2,332)	1,346	(475)	(1,753)	1,278
Held to maturity securities (taxable)	(41)	(46)	5	(42)	(49)	7
Federal Reserve Bank and Federal Home Loan Bank stock	(73)	17	(90)	104	32	72
Loans, net	15,246	6,423	8,823	18,144	8,070	10,074
Total interest income	16,100	11,136	4,964	17,110	4,872	12,238

Interest expense:
Interest bearing checking accounts	842	50	792	854	(27)	881
Savings	47	(127)	174	345	(412)	757
Time deposits and money markets	(1,926)	6,713	(8,639)	36,035	15,281	20,754
Short-term borrowings	103	1	102	(218)	(220)	2
Total interest expense	(934)	6,637	(7,571)	37,016	14,622	22,394
Net interest income	$17,034	$4,499	$12,535	$(19,906)	$(9,750)	$(10,156)

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
As of December 31, 2025, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.
Under the OCC’s “prompt corrective action” regulations, a bank is deemed to be “well-capitalized” when its “Common Equity Tier 1” (“CET1”), Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively.  A bank is deemed to be “adequately capitalized” or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and “undercapitalized” if it fails to meet these minimal capital requirements.  A bank is “significantly undercapitalized” if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.  At December 31, 2025 and 2024, Trustco Bank met the definition of “well-capitalized.”
The federal bank regulatory agencies have adopted rules creating a “community bank leverage ratio” framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies.  Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it decided not to opt into the framework.
The Company’s dividend payout ratio was 45.19% of net income in 2025 and 56.09% of net income in 2024. The per-share dividend paid was $1.48 in 2025 and $1.44 in 2024.  The Company’s ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company.  The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.
TrustCo’s consolidated Tier 1 risk-based capital was 18.39% of risk-adjusted assets at December 31, 2025, and 19.30% of risk‑adjusted assets at December 31, 2024.  Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2025 was 10.60%, as compared to 11.05% at year-end 2024.  Note 14 to the financial statements includes information on all regulatory capital ratios.
TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 5,759 participants.  During 2025, $2.0 million of dividends paid on the shares held in this plan were reinvested in shares of the Company.  The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.
On December 19, 2025 the Company’s Board authorized, and the Company announced, a share repurchase program of up to 2,000,000 shares, or approximately 11% of its currently outstanding common stock. The program expires on December 31, 2026. Prior to that, on March 18, 2025 the Company announced that its Board of Directors authorized a share repurchase program of up to 1,000,000 shares, or approximately 5% of its currently outstanding common stock. The Company purchased all 1,000,000 shares under this share repurchase program as of December 10, 2025. During the twelve months ended December 31, 2025, the Company repurchased a total of 1,000,000 shares at an average price per share of $38.08 for a total of $38.1 million under such share repurchase programs. On March 29, 2024 the Company’s Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock. During the twelve months ended December 31, 2024, the Company repurchased a total of 14,000 shares at an average price per share of $26.68 for a total of $374 thousand under its Board authorized share repurchase program.

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

Credit Risk

Credit risk is managed through a framework of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company.  In addition, the Company utilizes an independent loan review function to evaluate management’s loan grading of non-homogeneous loans.  Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio.  As a result of management’s ongoing reviews of the loan portfolio, loans are placed in non-accrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent.  Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.
Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio.  TrustCo maintains an approved list of third-party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions.  At December 31, 2025, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York (“FRBNY”) and the Federal Home Loan Bank of New York (“FHLBNY”).  The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2025 and 2024 totaled $22.0 million and $21.0 million, respectively.  Nonperforming loans as a percentage of the total loan portfolio were 0.39% in 2025 and 0.37% in 2024.  As of December 31, 2025 and 2024, there were $9.4 million and $8.9 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2025, nonperforming loans included a mix of commercial and residential loans.  Of the total nonperforming loans of $20.7 million, $18.7 were residential real estate loans and $2.0 million were commercial loans.  The majority of the Company’s loan portfolio continues to come from its historical market area in Upstate New York.  As of December 31, 2025, 64.3% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states.  The remaining 35.7% of the loan portfolio are Florida loans.  At December 31, 2025, 19.7% of nonperforming loans were in Florida and 80.3% were in the Company’s New York area markets.  At December 31, 2025 nonperforming Florida loans amounted to $4.1 million compared to $3.7 million at December 31, 2024. At December 31, 2025 New York nonperforming loans amounted to $16.6 million compared to $15.1 million at December 31, 2024.

(dollars in thousands)	As of December 31,
	2025		2024		2023		2022		2021
Loans in non-accrual status	$20,672		$18,800		$17,663		$17,483		$18,739
Restructured retail loans	-		-		3		10		17
Total nonperforming loans	20,672		18,800		17,666		17,493		18,756
Other real estate owned	1,394		2,175		194		2,061		362
Total nonperforming assets	$22,066		$20,975		$17,860		$19,554		$19,118
Allowance for credit losses on loans	$52,205		$50,248		$48,578		$46,032		$44,267
Allowance coverage of nonperforming loans	2.53	x	2.67	x	2.75	x	2.63	x	2.36	x
Allowance for credit losses on loans to nonaccrual loans	2.53	x	2.67	x	2.75	x	2.63	x	2.36	x
Nonperforming loans as a % of total loans	0.39%		0.37%		0.35%		0.37%		0.42%
Nonperforming assets as a % of total assets	0.34%		0.34%		0.29%		0.33%		0.31%
Non-accrual loans to total loans outstanding	0.39%		0.37%		0.35%		0.37%		0.42%

The Company places loans on non-accrual at the time the loan is 90 days delinquent or if facts and circumstances warrant classification of non-accrual even if the borrower is not 90 days past due.
Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits.  Trustco has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region of New York and central Florida and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however, based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest.  As of December 31, 2025, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  TrustCo has no advances to borrowers or projects located outside the United States.  The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.
At year-end 2025 and 2024 there were $1.4 million and $2.2 million of foreclosed real estate, respectively.  We generally initiate foreclosure proceedings on real estate loans when a loan enters non-accrual status based upon non-payment, unless the borrower is paying in accordance with an agreed upon modified payment agreement. We obtain an updated appraisal upon the commencement of legal action to calculate a potential collateral shortfall and to reserve appropriately for the potential loss. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure action is completed, the property securing the loan is transferred to Other Real Estate Owned (“OREO”). We generally attempt to utilize all available remedies, such as note sales in lieu of foreclosure, in an effort to resolve non-accrual loans and OREO properties as quickly and prudently as possible in consideration of market conditions, the physical condition of the property and any other mitigating circumstances. We have not initiated any expected or imminent foreclosure proceedings that are likely to have a material adverse impact on our consolidated financial statements. In the event that a non-accrual loan is subsequently brought current, it is returned to accrual status once the doubt concerning collectability has been removed and the borrower has demonstrated performance in accordance with the loan terms and conditions for a period of generally at least six months.  Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a portfolio lender, has generally not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Credit Losses on Loans

The level of the allowance for credit losses on loans (“ACLL”) is based on factors that influence management’s current estimate of expected credit losses, including past events and current conditions. There were no changes in the Company’s methodology for the allowance for credit losses on loans for the period ended December 31, 2025. The Company selected the baseline economic forecast for the allowance for credit losses based on current market conditions and portfolio trends. In addition, the Company’s four quarter forecast period and four quarter straight line reversion has not changed for the period ended December 31, 2025.
The ACLL reflects management’s estimate of expected credit losses over the life of the loan portfolio. The ACLL level is influenced by past events and current conditions, as well as reasonable and supportable forecasts of future economic conditions. The ACLL level is updated quarterly based on the latest available information and assumptions. During the year ended December 31, 2025, the Company’s ACLL calculation incorporated the following:

•	The use of a Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data.
•	Reasonable and supportable forecast period, which is based on a Moody’s baseline scenario for four quarters.
•	Reversion period, which is the period after the forecast period when the ACLL factors revert to historical averages, using a four-quarter straight line reversion.
•
Qualitative considerations, which are adjustments to the ACLL quantitative reserves to account for changes in various internal and external factors that affect the credit quality of the loan portfolio, were allocated utilizing a weighted scorecard framework. The qualitative factors utilized are based on regulatory (interagency) guidelines.

For the year ended December 31, 2025, the Company recorded a provision for credit losses of $1.6 million, which includes a provision for credit losses on loans of $1.5 million as a result of a combination of factors such as loan growth, peer loss data and economic conditions, and a provision for credit losses on unfunded commitments of $100 thousand as a result of a corresponding increase in unfunded commitments.  For the year ended December 31, 2024, the Company recorded a provision for credit losses of $2.0 million, which includes a provision for credit losses on loans of $1.9 million as a result of a combination of factors such as loan growth, peer loss data and economic conditions, and a provision for credit losses on unfunded commitments of $100 thousand as a result of a corresponding increase in unfunded commitments.  For the year ended December 31, 2023, the Company recorded a provision for credit losses of $1.3 million, which includes a provision for credit losses on loans of $2.5 million as a result of increased unemployment forecast offset by a sustained low level of NPL’s and actual charge-offs, and a benefit for credit losses on unfunded commitments of $1.3 million as a result of a corresponding decrease in unfunded commitments.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the Moody’s baseline forecast scenario for December 31, 2025 for economic modeling.
As of December 31, 2025, the Company utilized Moody’s baseline scenario model to assess economic conditions. This model incorporates recent developments and subsequent policy implementations. Key considerations include the administration’s tariffs, which may influence trade dynamics and inflation. Additionally, as inflation remained volatile, the Federal Reserve’s indication  suggests potential adjustments in monetary policy. The Company also acknowledges ongoing geopolitical tensions, such as the conflicts in the Middle East and the Russia-Ukraine situation, which continue to pose risks to market stability. Recognizing that actual outcomes may diverge from the baseline scenario, the Company has incorporated qualitative considerations to account for uncertainties in economic conditions and additional risk factors not fully captured by the quantitative model.
See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.
The table, “Summary of Loan Loss Experience”, includes an analysis of the changes to the allowance for credit losses on loans  for the past five years.  Net loans (recovered) charged off in 2025 and 2024 were ($457) thousand and $230 thousand, respectively.  The decrease in net charge-offs was primarily the result of a decrease in the number of gross charge-offs in the commercial and real estate mortgage segments for both New York and Florida.  New York commercial, residential, and installment gross recoveries were up $7 thousand, down $286 thousand, and up $15 thousand, respectively, from 2025 to 2024. Total gross charge-offs in 2025 were $320 thousand versus $939 thousand in 2024.  The decrease in gross charge-offs was primarily the result of the Florida commercial charge-offs decreasing $314 thousand in 2025, and New York commercial charge-offs decreasing $123 thousand from 2025 to 2024.  Residential gross charge-offs decreased $229 thousand from 2025 to 2024 and gross installment charge‑offs increased $47 thousand from 2025 to 2024.  The changes in gross and net charge-offs in these categories reflected economic and real estate market changes.

Conditions in most of the Bank’s market areas are stabilizing or improving as compared to 2024; however, should general economic conditions weaken and/or real estate values begin to decline, the level of problem loans may increase, as would the level of the provision for credit losses.

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)
	2025	2024	2023	2022	2021
Amount of loans outstanding at end of year (less unearned income)	$5,252,460	$5,098,058	$5,002,879	$4,733,201	$4,438,779
Average loans outstanding during year (less average unearned income)	5,159,337	5,040,915	4,875,166	4,551,281	4,336,834
Balance of allowance at beginning of year	50,248	48,578	46,032	44,267	49,595
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	-	-	-	2,353	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	50,248	48,578	46,032	46,620	49,595

Loans charged off:
Commercial and commercial real estate	4	441	-	40	30
Real estate mortgage - 1 to 4 family	99	328	371	24	340
Installment	217	170	176	88	60
Total	320	939	547	152	430
Recoveries of loans previously charged off:
Commercial and commercial real estate	322	-	129	4	32
Real estate mortgage - 1 to 4 family	406	675	417	450	466
Installment	49	34	47	10	54
Total	777	709	593	464	552
Net loan chargeoffs (recoveries)	(457)	230	(46)	(312)	(122)
Provision (credit) for credit losses on loans	1,500	1,900	2,500	(900)	(5,450)
Balance of allowance at end of year	$52,205	$50,248	$48,578	$46,032	$44,267

Net charge offs as a percent of average loans outstanding during year (less average unearned income)	(0.01)%	0.00%	-%	(0.01)%	-%

Allowance as a percent of loans outstanding at end of year	0.99	0.99	0.97	0.97	1.00

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

	For the Years Ended December 31,
(dollars in thousands)	2025			2024			2023
			Net charge-			Net charge-			Net charge-
			offs as a			offs as a			offs as a
	Net	Average	percent of	Net	Average	percent of	Net	Average	percent of
	charge-offs	loans	average loans	charge-offs	loans	average loans	charge-offs	loans	average loans
	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding	(recoveries)	outstanding	outstanding

Commercial	$(318)	$306,997	-0.10%	$441	$280,566	0.16%	$(129)	$255,666	0.05%
Real estate mortgage - 1 to 4 family	(307)	4,840,166	-0.01%	(347)	4,745,423	-0.01%	(46)	4,604,155	0.00%
Installment	168	12,174	1.38%	136	14,926	0.91%	129	15,345	0.84%
Total net (recoveries) chargeoffs	$(457)	$5,159,337	-0.01%	$230	$5,040,915	0.00%	$(46)	$4,875,166	0.00%

Our loan portfolio experienced an annualized net recovery rate of (0.01%) for the year ended December 31, 2025 compared to 0.00% for the year ended December 31, 2024.

Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of		As of
	December 31, 2025		December 31, 2024
		Percent of		Percent of
		Loans to		Loans to
	Amount	Total Loans	Amount	Total Loans
Commercial	$2,786	5.40%	$3,195	5.25%
Real estate - construction	411	0.80%	328	0.58%
Real estate mortgage - 1 to 4 family	42,143	84.75%	40,866	85.87%
Home equity lines of credit	6,636	8.84%	5,667	8.03%
Installment Loans	229	0.21%	192	0.27%
	$52,205	100.00%	$50,248	100.00%

MARKET RISK

The Company’s principal exposure to market risk is with respect to interest rate risk.  Interest rate risk is the potential for economic loss due to future interest rate changes.  These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Quantitative and Qualitative Disclosures About Market Risk

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

The Company uses a third-party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income.  The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank’s balance sheet.  Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model.  This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company.  All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.  Actual results could differ from these estimates.  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing characteristics including decay rates, and correlations to movements in interest rates, and should not be relied on as indicative of actual results.  Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. However, we also apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts. In addition, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.
Using this model, the fair values of capital projections as of December 31, 2025 and 2024 are presented below.  The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2025 and 2024.  The tables indicate the impact on the fair value of capital, or EVE, assuming interest rates were to instantaneously increase or decrease by 100, 200, 300 and 400 basis points (BP), assuming the yield curve of the rate shocks will be parallel to each other.  The tables also indicate the expected change in net interest income (“NII”) under those same assumptions.

(dollars in thousands)	December 31, 2025
			1 to 12 Months		13 to 24 Months
Change in	$ Amount	% Change	$ Amount	% Change	$ Amount	% Change
Interest Rates	of EVE	in EVE	of NII	In NII	of NII	In NII

+400 BP	1,122,506	-24.3%	167,752	-10.7%	165,057	-16.2%
+300 BP	1,181,424	-20.4%	172,329	-8.2%	171,918	-12.8%
+200 BP	1,240,156	-16.4%	176,904	-5.8%	178,757	-9.3%
+100 BP	1,391,074	-6.2%	183,053	-2.5%	189,987	-3.6%
Current rates	1,483,675	0.0%	187,759	0.0%	197,069	0.0%
-100 BP	1,501,937	1.2%	189,681	1.0%	199,073	1.0%
-200 BP	1,450,335	-2.2%	189,798	1.1%	197,146	0.0%
-300 BP	1,352,227	-8.9%	187,007	-0.4%	191,556	-2.8%
-400 BP	1,139,659	-23.2%	189,143	0.7%	197,583	0.3%

(dollars in thousands)	December 31, 2024
			1 to 12 Months		13 to 24 Months
Change in	$ Amount	% Change	$ Amount	% Change	$ Amount	% Change
Interest Rates	of EVE	in EVE	of NII	In NII	of NII	In NII

+400 BP	1,017,206	-26.8%	146,487	-15.1%	157,503	-17.8%
+300 BP	1,074,687	-22.6%	152,179	-11.8%	163,625	-14.6%
+200 BP	1,131,318	-18.6%	157,863	-8.5%	169,763	-11.4%
+100 BP	1,290,356	-7.1%	165,875	-3.9%	182,489	-4.7%
Current rates	1,389,173	0.0%	172,598	0.0%	191,561	0.0%
-100 BP	1,414,204	1.8%	176,684	2.4%	195,705	2.2%
-200 BP	1,375,226	-1.0%	178,576	3.5%	195,457	2.0%
-300 BP	1,291,656	-7.0%	178,106	3.2%	190,864	-0.4%
-400 BP	1,169,300	-15.8%	175,397	1.6%	183,764	-4.1%

At December 31, 2025 and 2024, the Company’s consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.60% and 11.05%, respectively.
The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented.  The fair value of capital in the current rate environment is 24.6% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.60% at December 31, 2025, as noted.  The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company.  The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.
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
The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio.  To fund those long‑term assets, the Company cultivates long-term deposit relationships (often called core deposits).  These core deposit relationships tend to be longer-term in nature and not as susceptible to changes in interest rates.  Core deposit balances, along with substantial levels of short‑term liquid assets allow the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.
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
The table, “Interest Rate Sensitivity,” presents an analysis of the interest-sensitivity gap position at December 31, 2025.  All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates.  Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment information and data specific to the Company.  The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames.  The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income.  Conversely, should interest rates decline, the Company’s interest-bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income.  Conversely, should interest rates decline, the Company’s interest-bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

Interest Rate Sensitivity

(dollars in thousands)	At December 31, 2025
	Repricing in:
	Less than 1	1-5	Over 5	Rate
	year	years	years	Insensitive	Total
Total assets	$1,672,159	2,408,974	2,155,949	203,618	6,440,700
Cumulative total assets	$1,672,159	4,081,133	6,237,082	6,440,700
Total liabilities and shareholders’ equity	$2,572,556	137,647	2,967,519	762,978	6,440,700
Cumulative total liabilities and shareholders’ equity	$2,572,556	2,710,203	5,677,722	6,440,700

Cumulative interest sensitivity gap	$(900,397)	1,370,930	559,360
Cumulative gap as a % of interest earning assets for the period	(53.8%)	33.6%	9.0%
Cumulative interest sensitive assets to liabilities	65.0%	150.6%	109.9%

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See “Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities” in the 2025 Form 10-K.

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
The Company achieves its liability-based liquidity objectives in a variety of ways.  Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds.  TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate.  Average retail deposits (total deposits less time deposits greater than $250 thousand) amounted to $4.90 billion in 2025 and $4.77 billion in 2024.  Average balances of core deposits are detailed in the table “Mix of Average Sources of Funding.”
In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand.  The average balances of these purchased liabilities are detailed in the table “Mix of Average Sources of Funding.”  During 2025, the average balance of purchased liabilities was $664.6 million, compared with $605.7 million in 2024.  Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds.  The borrowed funds remained relatively flat from $89.7 million in 2024 to $89.8 million in 2025.  Borrowed funds fluctuations are the result of customers’ behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding.  The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY.  The amount of that line is determined by the Bank’s total assets and the amount and types of collateral pledged.  Assets that are eligible for pledging include most loans and securities.  The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets.  Securities and loans pledged as collateral against any borrowings must cover certain margin requirements.  Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank’s investment portfolio generally having maximum lendable values of 80% to 95%.  The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages.  For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged.  At December 31, 2025 the amount available to borrow from the FHLBNY was $967.4 million, and there were no outstanding borrowings as of December 31, 2025.  In addition, as noted, the Bank has access to borrowings from the FRBNY.  Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.
Management believes that the Company’s overall liquidity position remains strong.  A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution.  As of December 31, 2025 and 2024, TrustCo’s loan to deposit ratio was 94.5% and 94.6%, respectively.  In addition, at December 31, 2025 and 2024, the Company had cash and cash equivalents totaling $730.4 million and $641.8 million, respectively, as well as unpledged securities available for sale with a fair value of $126.3 million and $213.9 million, respectively.  Management believes that the Company currently has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.
The following table and narrative below reflect our material short-and long-term cash requirements as of December 31, 2025:

(dollars in thousands)	Payments Due by Period:
	Less Than	1-3	3-5	More than
	1 Year	Years	Years	5 Years	Total

Operating lease liabilities	$8,046	$12,343	$7,335	$14,070	$41,794
Certificates of deposit	2,000,762	136,951	682	20	$2,138,415

Total contractual obligations	$2,008,808	$149,294	$8,017	$14,090	$2,180,209

In addition, the Company is contractually obligated to pay data processing vendors approximately $10 million to $11 million per year through 2030.
As of December 31, 2025 the Bank has commercial and personal unused lines of credit of $74.2 million that generally have a draw date of one year or less, and also the Bank has unused home equity lines of credit of $528.1 that generally have a draw period of up to 10 years.  In addition, there are standby letters of credit of $5.1 million as of December 31, 2025 that generally have a term of one year or less.  The Bank also has construction loans in process of $35.5 million with draw periods of up to three years.
Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $2.0 to $2.3 million per year through 2035.  Additionally, the Company is obligated to pay the accumulated benefits under the Company’s post retirement pension plan which amounted to $6.7 million and $6.2 million, respectively, as of December 31, 2025 and 2024. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank’s credit approval and monitoring procedures.  At December 31, 2025 and 2024, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $611.6 million and $601.2 million, respectively.  In management’s opinion, there are no material commitments to extend credit that represent unusual risk.
The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.1 million and $4.6 million at December 31, 2025 and 2024, respectively, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2025 and 2024 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as “derivatives.”  Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.  TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.
The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (within accrued expenses and other liabilities) with adjustments to the reserve recognized in provision for credit losses in the consolidated income statement.  The Company recorded a provision for credit losses of $100 thousand in both 2025 and 2024.  As of December 31, 2025 and 2024 the allowance for unfunded commitments was $1.9 million and $1.8 million, respectively.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results.  Total noninterest income was $18.9 million in 2025, $19.8 million in 2024 and $18.3 million in 2023.  The decrease is primarily the result of a gain of $1.4 million recorded on the Visa Class C Common stock exchange in 2024 as previously discussed, and a decrease in fees for services to customers driven by lower interchange income, partially offset by an increase in financial services income due to higher market values of assets under management.

The Company routinely reviews its service charge policies and levels relative to its competitors.  Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees, as well as types of fees where appropriate.  The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was up $206 thousand in 2025 compared to 2024.

Trustco Wealth Management contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services.  Income from these fiduciary activities totaled $7.9 million in 2025, $7.2 million in 2024 and $6.4 million in 2023.  Trust fees are generally calculated as a percentage of the assets under management by Trustco Wealth Management.  In addition, trust fees include fees for estate settlements, tax preparation, and other services.  Assets under management by Trustco Wealth Management are not included on the Company’s Consolidated Financial Statements because Trustco Wealth Management holds these assets in a fiduciary capacity.  At December 31, 2025, 2024 and 2023, fair value of assets under management by the Trustco Wealth Management were approximately $1.3 billion, $1.2 billion and $967 million, respectively.  The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates.  The increase in income is due to the timing of market value fluctuations and fees for other services.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2025 vs 2024
	2025	2024	2023	Amount	Percent

Wealth Management income	$7,855	$7,247	$6,425	$608	8.4%
Fees for services to customers	9,532	9,852	10,648	(320)	(3.2)
Net gain on equity securities	-	1,383	-	(1,383)	(100.0)
Other	1,558	1,352	1,242	206	15.2
Total noninterest income	$18,945	$19,834	$18,315	$(889)	(4.5)%

Noninterest expense: Noninterest expense was $105.5 million in 2025, $105.7 million in 2024, and $111.3 million in 2023.  TrustCo’s operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense.  The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise.  A low ratio indicates highly efficient performance.  The median adjusted efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 59.0% for 2025.  TrustCo’s efficiency ratio was 56.1% in 2025, 61.6% in 2024 and 58.5% in 2023.  TrustCo’s adjusted efficiency ratio was 55.8% in 2025, 61.6% in 2024 and 56.7% in 2023. In 2024 net gains on equity securities was excluded from this calculation.  In 2023 non-recurring losses, non-recurring expenses, and branch closure expenses were excluded from this calculation.  See the Non-GAAP Financial Measures Reconciliation presented herein.

NONINTEREST EXPENSE

(dollars in thousands)	For the year ended December 31,			2025 vs 2024
	2025	2024	2023	Amount	Percent

Salaries and employee benefits	$48,739	$48,149	$51,242	$590	1.2%
Net occupancy expense	18,134	17,820	17,427	314	1.8
Equipment expense	8,019	7,889	7,610	130	1.6
Professional services	6,266	6,675	6,245	(409)	(6.1)
Outsourced services	9,752	10,858	10,039	(1,106)	(10.2)
Advertising expense	1,584	1,803	1,878	(219)	(12.1)
FDIC and other insurance	4,511	4,116	4,300	395	9.6
Other real estate expense, net	719	770	524	(51)	(6.6)
Other	7,780	7,647	12,032	133	1.7
Total noninterest expense	$105,504	$105,727	$111,297	$(223)	(0.2)%
Salaries and employee benefits are the most significant component of noninterest expense.  For 2025, these expenses amounted to $48.7 million, compared with $48.1 million in 2024 and $51.2 million in 2023.  The increase in salaries and benefits in 2025 was primarily the result of an increase in salaries and incentive compensation, partially offset by decreases in other employee benefit plan expenses.  Full time equivalent headcount was 743 and 737 as of December 31, 2025 and 2024, respectively.  The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.
Net occupancy expense increased $314 thousand during 2025 compared to 2024 primarily as a result of additional costs incurred for common area maintenance.  Professional services decreased $409 thousand during 2025 compared to 2024 primarily as a result of decreased use of consultants and experts for various activities.  Outsourced services expense decreased $1.1 million during 2025 compared to 2024 primarily as a result of credits earned from one of our banking service providers.  FDIC and other insurance increased $395 thousand primarily as a result of increased deposits.  Other real estate expense, net was $719 thousand in 2025 and $770 thousand in 2024, compared to other real estate expense of $524 thousand in 2023. Included in ORE expense, net during 2025, 2024 and 2023 were write downs of properties included in ORE totaling $547 thousand, $350 thousand and $143 thousand, respectively. Additionally, included in ORE expense, net during 2025, 2024 and 2023 were gains on sale of $40 thousand, $75 thousand and $355 thousand, respectively.  Other noninterest expense was $7.8 million in 2025 compared to $7.6 million in 2024 and $12.0 million in 2023.  The increase in 2023 as compared to 2024 and 2025 was primarily as a result of a $2.75 million litigation settlement expense incurred in that year.

Income Tax
TrustCo recognized income tax expense of $19.7 million, $15.2 million and $19.0 million in 2025, 2024 and 2023, respectively.  The effective tax rates were 24.3% in 2025, 23.8% in 2024, and 24.4% in 2023.

Impact of Inflation and Changing Prices
The Consolidated Financial Statements for the years ended 2025, 2024 and 2023 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the cost of operations, included in noninterest expense.
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
Assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 9.56% as of December 31, 2025. Hypothetically, if the prepayment assumption would be increased to 14.56%, the impact of the allowance would be a reduction of $5.2 million.  Hypothetically, if the prepayment assumption would be decreased to 4.56%, the impact of the allowance would be an increase of $7.8 million.

Recent Accounting Pronouncements

Please refer to Note 19 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Non-GAAP Financial Measures Reconciliation

The Securities and Exchange Commission (“SEC”) has adopted certain rules with respect to the use of “non-GAAP financial measures” by companies with a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as TrustCo. Under the SEC’s rules, companies making disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the company’s reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. Certain of the financial measures used in this report, such as adjusted  efficiency ratio, are determined by methods other than in accordance with GAAP.
Adjusted Efficiency Ratio: Adjusted efficiency ratio is a non-GAAP measures of expense control relative to revenue from net interest income and non-interest fee income.  We calculate the efficiency ratio by dividing total non-interest expense by the sum of net interest income and total non-interest income.  We calculate the adjusted efficiency ratio by dividing total noninterest expenses as determined under GAAP, excluding other real estate expense, net, strategic branch closing costs, and a non-recurring expense related to the settlement of a class action lawsuit, by net interest income and total noninterest income as determined under GAAP, excluding gain/loss on the disposal of assets from strategic branch closures from this calculation and net gains on equity securities.  We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue.  Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.
We believe that this non-GAAP financial measure provides information that is important to investors and that is useful in understanding the Company’s financial position, results and ratios.  Management internally assesses our performance based, in part, on such measure.  However, this non-GAAP financial measure is supplemental and is not a substitute for an analysis based on GAAP measures.  As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

A reconciliation of the non-GAAP measures of adjusted efficiency ratio to the most directly comparable GAAP financial measures is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)
		Years ended December 31,
		2025	2024	2023	2022	2021
Taxable Equivalent Net Interest Margin
Net interest income (GAAP)		$168,973	$151,939	$171,845	$180,135	$160,408
Taxable Equivalent Adjustment		-	-	-	1	1
Net interest income (Taxable Equivalent) (Non-GAAP)		$168,973	$151,939	$171,845	$180,136	$160,409

Total Interest Earning Assets		6,168,710	5,976,134	5,910,391	6,014,850	5,928,077

Net Interest Margin (GAAP)		2.74%	2.54%	2.91%	2.99%	2.71%
Taxable Equivalent Net Interest Margin (Non-GAAP)		2.74%	2.54%	2.91%	2.99%	2.71%

		Years ended December 31,
		2025	2024	2023	2022	2021
Efficiency Ratio
Net interest income (Taxable Equivalent) (Non-GAAP)	A	$168,973	$151,939	$171,845	$180,136	$160,409
Non-interest income (GAAP)	B	18,945	19,834	18,315	19,260	17,937
Add: Non-recurring loss	C	-	-	101	-	-
Less: Net gains on equity securities	D	-	1,383	-	-	-
Less: Net gain on sale of building and net gain	E
on sale of nonperforming loans	F	-	-	-	268	-
Revenue used for efficiency ratio (Non-GAAP)	G	$187,918	$170,390	$190,261	$199,128	$178,346

Total Noninterest expense (GAAP)	H	$105,504	$105,727	$111,297	$100,319	$101,662
Less: Branch closure expense	I	-	-	114	-	-
Less: Non-recurring expenses	J	-	-	2,750	-	-
Less: Other real estate (income) expense, net	K	719	770	524	310	183
Expenses used for efficiency ratio (Non-GAAP)	L	$104,785	$104,957	$107,909	$100,009	$101,479

Efficiency Ratio (GAAP)	H/(A+B)	56.14%	61.55%	58.53%	50.31%	57.00%
Adjusted Efficiency Ratio (Non-GAAP)	L/G	55.76%	61.60%	56.72%	50.22%	56.90%

Glossary of Terms

Adjusted Efficiency Ratio:

Noninterest expense as determined under GAAP, excluding other real estate expense, net, and other non-recurring expenses, divided by net interest income and total noninterest income as determined under GAAP, excluding any non-recurring income.  This is an indicator of the total cost of operating the Company in relation to the total income generated.

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

Efficiency Ratio:

Noninterest expense divided by net interest income plus noninterest income.  This is an indicator of the total cost of operating the Company in relation to the total income generated.

Federal Funds Sold:

A short-term (generally one business day) investment of excess cash reserves from one bank to another.

Glossary of Terms (continued)

Government Sponsored Enterprises (“GSE”):

Corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal National Mortgage Association (FNMA or Fannie Mae) and the Small Business Administration (SBA).

Individually Evaluated Loans:

Loans that no longer match the risk profile of the pool are individually assessed for credit losses. Non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as financial difficulty modification (“FDM”) are individually assessed.

Interest-Bearing Liabilities:

The sum of interest-bearing deposits, Federal Funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.

Interest Rate Spread:

The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing-liabilities.

Liquidity:

The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Loan Modifications:

A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered.  The concessions are made in light of the borrower’s financial difficulties and the bank’s objective to maximize recovery on the loan.  Loan modifications are considered individually analyzed loans.

Net Interest Income:

The difference between income on earning assets and interest expense on interest-bearing liabilities.

Net Interest Margin:

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

Glossary of Terms (continued)

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

Tier 1 Capital:

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

Management has completed an assessment of TrustCo Bank Corp NY’s internal control over financial reporting as of December 31, 2025.  In making this assessment, we used the criteria set forth by the 2013 Internal Control - Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the “COSO” criteria.  Based on our assessment, we believe that, as of December 31, 2025, the Company maintained effective internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2025 has been audited by Crowe LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 16, 2026

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on Internal Control – Integrated Framework: (2013) issued by COSO.

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

/s/Crowe LLP

We have served as the Company’s auditor since 2009.

Boston, Massachusetts March 16, 2026

TRUSTCO BANK CORP NY
Consolidated Statements of Income
(dollars in thousands, except per share data)

	Years ended December 31,
	2025	2024	2023

Interest and dividend income:
Interest and fees on loans	$220,846	$205,600	$187,456
Interest and dividends on securities available for sale:
U. S. government sponsored enterprises	2,159	3,213	2,805
State and political subdivisions	1	1	2
Mortgage-backed securities and collateralized mortgage obligations-residential	6,169	5,760	6,146
Corporate bonds	1,271	1,557	1,987
Small Business Administration-guaranteed participation securities	296	368	437
Other	30	13	10
Total interest and dividends on securities available for sale	9,926	10,912	11,387

Interest on held to maturity securities:
Mortgage-backed securities and collateralized mortgage obligations-residential	213	254	296
Total interest on held to maturity securities	213	254	296

Federal Home Loan Bank stock	531	604	500
Interest on federal funds sold and other short-term investments	27,900	25,946	26,567
Total interest and dividend income	259,416	243,316	226,206

Interest expense:
Interest on deposits	89,549	90,586	53,352
Interest on short-term borrowings	894	791	1,009
Total interest expense	90,443	91,377	54,361

Net interest income	168,973	151,939	171,845
Provision for credit losses	1,600	2,000	1,250
Net interest income after provision for credit losses	167,373	149,939	170,595

Noninterest income:
Trustco Financial Services income	7,855	7,247	6,425
Fees for services to customers	9,532	9,852	10,648
Net gain on equity securities	-	1,383	-
Other	1,558	1,352	1,242
Total noninterest income	18,945	19,834	18,315

Noninterest expense:
Salaries and employee benefits	48,739	48,149	51,242
Net occupancy expense	18,134	17,820	17,427
Equipment expense	8,019	7,889	7,610
Professional services	6,266	6,675	6,245
Outsourced services	9,752	10,858	10,039
Advertising expense	1,584	1,803	1,878
FDIC and other insurance expense	4,511	4,116	4,300
Other real estate expense, net	719	770	524
Other	7,780	7,647	12,032
Total noninterest expense	105,504	105,727	111,297

Income before income taxes	80,814	64,046	77,613
Income taxes	19,677	15,213	18,967
Net income	$61,137	$48,833	$58,646

Earnings per share:
Basic	$3.26	$2.57	$3.08
Diluted	$3.25	$2.57	$3.08

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,
	2025	2024	2023

Net income	$61,137	$48,833	$58,646

Net unrealized holding gain on securities available for sale	13,049	2,946	11,293
Tax effect	(3,391)	(760)	(2,921)
Net unrealized gain on securities available for sale, net of tax	9,658	2,186	8,372

Change in overfunded position in pension and postretirement plans arising during the year	7,695	10,524	7,955
Tax effect	(1,999)	(2,734)	(2,067)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	5,696	7,790	5,888

Amortization of net actuarial gain	(1,998)	(824)	(423)
Amortization of prior service cost	13	13	13
Tax effect	516	211	107
Amortization of net actuarial gain and prior service cost on pension and postretirement plans, net of tax	(1,469)	(600)	(303)

Other comprehensive income, net of tax	13,885	9,376	13,957
Comprehensive income	$75,022	$58,209	$72,603

See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Condition
(dollars in thousands, except per share data)

	As of December 31,
	2025	2024

ASSETS

Cash and due from banks	$50,569	$47,364
Federal funds sold and other short term investments	679,858	594,448
Total cash and cash equivalents	730,427	641,812
Securities available for sale	310,418	358,185
Held to maturity securities ($4,389 and $5,306 fair value at December 31, 2025 and 2024, respectively)	4,339	5,365
Federal Home Loan Bank stock	6,601	6,507
Loans, net of deferred costs	5,252,460	5,098,058
Less: Allowance for credit losses on loans	52,205	50,248
Net loans	5,200,255	5,047,810
Bank premises and equipment, net	40,707	33,782
Operating lease right-of-use assets	33,638	36,627
Other assets	114,315	108,656

Total assets	$6,440,700	$6,238,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$814,908	$762,101
Savings accounts	1,069,564	1,086,534
Interest-bearing checking	1,077,141	1,027,540
Money market deposit accounts	457,389	465,049
Time accounts	2,138,415	2,049,759
Total deposits	5,557,417	5,390,983
Short-term borrowings	120,054	84,781
Operating lease liabilities	36,391	40,159
Accrued expenses and other liabilities	40,249	46,478

Total liabilities	5,754,111	5,562,401

Commitments and contingent liabilities

SHAREHOLDERS’ EQUITY:
Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,118,509 and 20,097,152 shares issued and 18,029,107 and 19,019,749 shares outstanding at December 31, 2025 and 2024, respectively	20,119	20,097
Surplus	260,333	258,874
Undivided profits	479,996	446,503
Accumulated other comprehensive income (loss), net of tax	10,024	(3,861)
Treasury stock: 2,089,402 and 1,077,403 shares, at cost, at December 31, 2025 and 2024, respectively	(83,883)	(45,270)

Total shareholders’ equity	686,589	676,343

Total liabilities and shareholders’ equity	$6,440,700	$6,238,744

 See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Changes in Shareholders’ Equity
(dollars in thousands, except per share data)

				Accumulated
				Other
	Capital		Undivided	Comprehensive	Treasury
	Stock	Surplus	Profits	Income (Loss)	Stock	Total

Balance, January 1, 2023	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987
Net income	-	-	58,646	-	-	58,646
Change in other comprehensive income, net of tax	-	-	-	13,957	-	13,957
Cash dividend declared, $1.44 per share	-	-	(27,408)	-	-	(27,408)
Stock based compensation expense	-	103	-	-	-	103
Ending balance, December 31, 2023	$20,058	$257,181	$425,069	$(13,237)	$(43,786)	$645,285

Net income	-	-	48,833	-	-	48,833
Change in other comprehensive income, net of tax	-	-	-	9,376	-	9,376
Exercise of stock options, net of repurchases	30	982	-	-	(958)	54
Restricted stock vesting, net of repurchaes	9	(9)	-	-	(152)	(152)
Cash dividend declared, $1.44 per share	-	-	(27,399)	-	-	(27,399)
Purchase of treasury stock, 14,973 shares	-	-	-	-	(374)	(374)
Stock based compensation expense	-	720	-		-	720
Ending balance, December 31, 2024	$20,097	$258,874	$446,503	$(3,861)	$(45,270)	$676,343

Net Income	-	-	61,137	-	-	61,137
Change in other comprehensive income, net of tax	-	-	-	13,885	-	13,885
Exercise of stock options, net of repurchases	7	204	-	-	(198)	13
Restricted stock vesting, net of repurchaes	15	(15)			(281)	(281)
Cash Dividend Declared, $1.48 per share	-	-	(27,644)	-		(27,644)
Purchase of treasury stock 1,000,000 shares	-	-	-	-	(38,134)	(38,134)
Stock Based Compensation Expense	-	1,270	-	-	-	1,270
Ending balance, December 31, 2025	$20,119	$260,333	$479,996	$10,024	(83,883)	$686,589

 See accompanying notes to consolidated financial statements.

TRUSTCO BANK CORP NY
Consolidated Statements of Cash Flows
(dollars in thousands, except per share data)

	Years ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$61,137	$48,833	$58,646
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,815	4,540	4,114
Amortization of right-of-use asset	6,645	6,895	6,672
Net gain on sale of other real estate owned	(40)	(75)	(355)
Writedown of other real estate owned	547	350	143
Net gain on securities transactions	-	(1,383)	-
Provision for credit losses	1,600	2,000	1,250
Deferred tax expense	4,134	1,986	2,156
Net amortization of securities	884	1,137	1,734
Stock based compensation expense	1,270	720	103
Net loss (gain) on sale of bank premises and equipment	125	(144)	101
(Increase) Decrease in taxes receivable	(3,873)	6,351	(79)
(Increase) Decrease in interest receivable	(635)	489	(2,192)
(Decrease) Increase in interest payable	(171)	204	3,010
Increase in other assets	(7,162)	(6,341)	(5,588)
Decrease in operating lease liabilities	(7,424)	(7,292)	(6,996)
(Decrease) Increase in accrued expenses and other liabilities	(4,249)	1,172	1,410
Total adjustments	(3,534)	10,609	5,483
Net cash provided by operating activities	57,603	59,442	64,129
Cash flows from investing activities:
Proceeds from paydowns and calls of securities available for sale	86,019	68,119	53,503
Purchases of securities available for sale	(96,113)	(42,773)	(19,678)
Proceeds from maturities of securities available for sale	70,059	70,608	5,008
Proceeds from paydowns of held to maturity securities	993	1,052	1,199
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(94)	(304)	(406)
Net increase in loans	(154,203)	(97,989)	(269,952)
Proceeds from sale of securities transactions	-	1,383	-
Proceeds from dispositions of other real estate owned	531	325	2,399
Proceeds from dispositions of bank premises and equipment	-	713	-
Purchases of bank premises and equipment	(11,865)	(4,884)	(5,666)
Net cash used in investing activities	(104,673)	(3,750)	(233,593)
Cash flows from financing activities:
Net change in deposits	166,434	40,206	157,967
Net change in short-term borrowings	35,273	(4,209)	(33,710)
Proceeds from exercise of stock options and related tax benefits	24	95	-
Stock based award tax withholding payments	(292)	(193)	-
Purchases of treasury stock	(38,134)	(374)	-
Dividends paid	(27,620)	(27,409)	(27,388)
Net cash provided by financing activities	135,685	8,116	96,869
Net (decrease) increase in cash and cash equivalents	88,615	63,808	(72,595)
Cash and cash equivalents at beginning of period	641,812	578,004	650,599
Cash and cash equivalents at end of period	$730,427	$641,812	$578,004

Cash paid during the year for:
Interest paid	$90,614	$91,173	$51,351
Income taxes paid	19,078	9,152	19,064
Non cash investing and financing activites:
Transfer of loans to real estate owned	258	2,580	320
Change in dividends payable	24	(10)	20
Change in unrealized gain on securities available for sale - gross of deferred taxes	13,049	2,946	11,293
Change in deferred tax effect on unrealized gain on securities available for sale, net of reclassification adjustment	(3,391)	(760)	(2,921)
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	(1,985)	(811)	(410)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	516	211	107
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes	7,695	10,524	7,955
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	(1,999)	(2,734)	(2,067)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

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

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses and was not material as of December 31, 2025 and 2024. The estimate of expected credit losses considers nature of the issuers, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Based on the nature of the issuer, there is no allowance for credit losses on held to maturity securities for the periods ended December 31, 2025 and 2024.

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

Federal Home Loan Bank of New York (FHLB) stock

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

Allowance for Credit Losses on Loans

The allowance for credit losses on loans (“ACLL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of the loan balance is confirmed. Expected recoveries are not to exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

During the year-ended December 31, 2025, the Company made no enhancements to its ACLL calculation. The estimate of expected credit losses is based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors. The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company’s portfolio and the economic environment, weighting is assigned based on the Company’s evaluation and understanding of the underlying risks and economic conditions within each portfolio segment to make adjustments to historical loss information (“qualitative factors”). The determination of qualitative factors involves significant judgement and subjective measurement.

The level of the ACLL represents management’s estimate of expected credit losses over the expected life of the loans at the balance sheet date. The Company uses the Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data. The level of the ACLL is based on management’s ongoing review of all relevant information, from internal and external sources, relating to past and current events, utilizing a four-quarter reasonable and supportable forecast period, followed by a four-quarter straight-line reversion to historical averages. As part of its economic forecast methodology, management evaluates various economic indicators for key metropolitan areas in New York and Florida. Management utilizes the regulatory interagency qualitative framework, with a weighted scorecard approach.

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

Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual residential loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as loan modifications. Loans evaluated individually are not included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan’s observable fair market value, or the fair value of the collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified.

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

Loan modifications that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as loan modifications, and a charge‑off was taken at that time, if necessary. Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

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

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell. These assets are subsequently accounted for at the lower of cost or fair value less costs to sell. Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense. At December 31, 2025 and 2024, there were $1.4 million and $2.2 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no benefit is recorded. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company recognizes interest and/or penalties (if incurred) related to income tax matters in income tax expense.

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

Compensation costs for liability based awards are re‑measured at each reporting date and recognized over the vesting period. For awards with performance-based conditions, compensation cost is recognized over the performance period based on the Company’s expectation of the likelihood of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share‑based payment awards that contain rights to non‑forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. At December 31, 2025, 2024, and 2023, the Company did not have any unvested awards that would be considered participating securities.

Segment Reporting

The Company’s reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker (“CODM”), based upon information provided about the Company’s products and services offered, primarily banking operations. Consolidated net income of the Company is the primary performance metric utilized by the CODM. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. Additional information is presented in Note 18.

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

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The updated accounting guidance requires expanded income tax disclosures, including disaggregation of the tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance retrospectively, with comparative period tax disclosures adjusted to reflect the change in accounting guidance. The impact was not deemed to be material.

Accounting Standards Pending Adoption

In November 2024, the FASB issued ASU No. 2024-03 “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statements, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 on its disclosures.

(2)	Cash and Cash Equivalents

Cash and Cash Equivalents includes cash on hand, due from banks, and Federal fund sold and short-term investments with original maturities of 90 days or less. The Federal Reserve Bank requires the bank to maintain certain reserve requirements. As of December 31, 2025 and 2024 this reserve requirement was zero.

(3)	Investment Securities

(a)	Debt securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2025
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$31,939	$18	$185	$31,772
State and political subdivisions	9	-	-	9
Mortgage backed securities and collateralized mortgage obligations - residential	221,611	543	15,864	206,290
Corporate bonds	59,972	99	139	59,932
Small Business Administration - guaranteed participation securities	12,427	-	717	11,710
Other	689	16	-	705
Total securities available for sale	$326,647	$676	$16,905	$310,418

(dollars in thousands)	December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. government sponsored enterprises	$86,833	$4	$1,220	$85,617
State and political subdivisions	18	-	-	18
Mortgage backed securities and collateralized mortgage obligations - residential	239,420	114	26,406	213,128
Corporate bonds	45,033	-	452	44,581
Small Business Administration - guaranteed participation securities	15,471	-	1,330	14,141
Other	688	12	-	700
Total securities available for sale	$387,463	$130	$29,408	$358,185

The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2025, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity are shown separately.

(dollars in thousands)	Amortized	Fair
	Cost	Value

Due in one year or less	$24,987	$24,820
Due in after one year through five years	65,622	65,600
Due after five years through ten years	2,000	1,998
Mortgage backed securities and collateralized mortgage obligations - residential	221,611	206,290
Small Business Administration - guaranteed participation securities	12,427	11,710
	$326,647	$310,418

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2025
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$1,998	$2	$24,756	$183	$26,754	$185
Mortgage backed securities and collateralized mortgage obligations - residential	-	-	178,551	15,864	178,551	15,864
Corporate bonds	34,842	139	-	-	34,842	139
Small Business Administration - guaranteed participation securities	-	-	11,710	717	11,710	717

Total	$36,840	$141	$215,017	$16,764	$251,857	$16,905

(dollars in thousands)	December 31, 2024
	Less than		12 months
	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unreal.	Fair	Unreal.	Fair	Unreal.
	Value	Loss	Value	Loss	Value	Loss
U.S. government sponsored enterprises	$11,961	$38	$68,651	$1,182	$80,612	$1,220
Mortgage backed securities and collateralized mortgage obligations - residential	12,346	280	194,636	26,126	206,982	26,406
Corporate bonds	-	-	44,581	452	44,581	452
Small Business Administration - guaranteed participation securities	-	-	14,141	1,330	14,141	1,330

Total	$24,307	$318	$322,009	$29,090	$346,316	$29,408

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2025, 2024, and 2023 are as follows:

	Years ended December 31,
(dollars in thousands)	2025	2024	2023

Proceeds from sales	$-	$-	$-
Proceeds from calls/paydowns	86,019	68,119	53,503
Proceeds from maturities	70,059	70,608	5,008
Gross realized losses	-	-	-
Gross realized gains	-	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $188.5 million and $149.5 million at December 31, 2025 and 2024, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2025 and 2024, respectively. All securities are performing in accordance with contractual terms.

(b)	Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

	December 31, 2025
(dollars in thousands)		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Mortgage backed securities and collateralized mortgage obligations - residential	$4,339	$90	$40	$4,389
Total held to maturity	$4,339	$90	$40	$4,389

	December 31, 2024
(dollars in thousands)		Gross	Gross
	Amortized	Unrecognized	Unrecognized	Fair
	Cost	Gains	Losses	Value
Mortgage backed securities and collateralized mortgage obligations - residential	$5,365	$45	$104	$5,306
Total held to maturity	$5,365	$45	$104	$5,306

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2025, based on the securities’ final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized	Fair
	Cost	Value
Mortgage backed securities and collateralized mortgage obligations - residential	$4,339	4,389
	$4,339	4,389

Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

December 31, 2025
	Less than		12 months
(dollars in thousands)	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unrec.	Fair	Unrec.	Fair	Unrec.
	Value	Loss	Value	Loss	Value	Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$123	$-	$1,485	$40	$1,608	$40

Total	$123	$-	$1,485	$40	$1,608	$40

December 31, 2024
	Less than		12 months
(dollars in thousands)	12 months		or more		Total
		Gross		Gross		Gross
	Fair	Unrec.	Fair	Unrec.	Fair	Unrec.
	Value	Loss	Value	Loss	Value	Loss
Mortgage backed securities and collateralized mortgage obligations - residential	$592	$7	$2,047	$97	$2,639	$104

Total	$592	$7	$2,047	$97	$2,639	$104

There was no allowance for credit losses recorded for held to maturity securities during 2025, 2024 and 2023 and as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms. All securities were investment grade.

(c) Equity Securities

During the year ended December 31, 2024, Visa Inc. accepted the Company’s tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock. As a result, the Company marked it Visa Class C common stock to fair value and recorded an unrealized gain of $1.4 million. The Visa Class C common stock was sold during 2024, thus resulting in no remaining carrying value on the Company’s Statement of Financial Condition. The Company originally obtained the shares in 2008. The carrying value of Visa B-2 shares is nominal as of December 31, 2025.

(d)	Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2025 that represent greater than 10% of shareholders’ equity:

(dollars in thousands)	Amortized	Fair
	Cost	Value
Federal National Mortgage Association	$128,639	$120,148
Federal Home Loan Mortgage Corporation	81,772	76,588

(e)	Securities in an unrealized loss position

As of December 31, 2025, the Company’s security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 6 out of 7 securities were in an unrealized loss position. All securities are performing.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2025, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 108 out of 120 securities were in an unrealized loss position. All securities are performing.

Small Business Administration (SBA) - guaranteed participation securities:

At December 31, 2025, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 8 out of 8 securities were in an unrealized loss position. All securities are performing.

Corporate Bonds

At December 31, 2025, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 4 out of 9 securities were in an unrealized loss position. All securities are performing.

(4) Loan Portfolio and Allowance for Credit Losses

The following table presents loans by portfolio segment:

	December 31, 2025
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$245,799	$49,308	$295,107
Other	17,841	495	18,336
Real estate mortgage - 1 to 4 family:
First mortgages	2,794,515	1,604,709	4,399,224
Home equity loans	46,421	17,615	64,036
Home equity lines of credit	265,060	199,141	464,201
Installment	8,497	3,059	11,556
Total loans, net	$3,378,133	$1,874,327	5,252,460
Less: Allowance for credit losses on loans			52,205
Net loans			$5,200,255

*Includes New York, New Jersey, Vermont and Massachussetts.

	December 31, 2024
(dollars in thousands)	New York and
	other states*	Florida	Total
Commercial:
Commercial real estate	$227,771	$39,529	$267,300
Other	19,144	413	19,557
Real estate mortgage - 1 to 4 family:
First mortgages	2,741,334	1,590,229	4,331,563
Home equity loans	43,096	13,643	56,739
Home equity lines of credit	235,939	173,322	409,261
Installment	9,885	3,753	13,638
Total loans, net	$3,277,169	$1,820,889	5,098,058
Less: Allowance for credit losses on loans			50,248
Net loans			$5,047,810

*Includes New York, New Jersey, Vermont and Massachussetts.
At December 31, 2025 and 2024, the Company had approximately $41.9 million and $29.7 million, respectively, of real estate construction loans. Of the $41.9 million in real estate construction loans at December 31, 2025, approximately $11.9 million are secured by first mortgages to residential borrowers while approximately $30.0 million were to commercial borrowers for residential construction projects. Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million are secured by first mortgages to residential borrowers while approximately $19.0 million were to commercial borrowers for residential construction projects.

At December 31, 2025 and 2024, loans to executive officers, directors, and to associates of such persons aggregated $28.0 million and $27.6 million, respectively. During 2025, approximately $1.7 million of new loans were made, and repayments of loans totaled approximately $1.3 million. During 2024, approximately $6.4 million of new loans were made, repayments of loans totaled approximately $3.6 million, and the composition of the related parties’ loan balances were reduced by $4.5 million as a result of a director resignation. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors’ ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Allowance for credit losses on loans

The level of the ACLL is based on factors that influence management’s current estimate of expected credit losses, including past events and current conditions. There were no changes in the Company’s methodology for the allowance for credit losses on loans for the period ended December 31, 2025. The Company selected the baseline economic forecast for the allowance for credit losses based on current market conditions and portfolio trends. In addition, the Company’s four quarter forecast period and four quarter straight line reversion has not changed for the period ended December 31, 2025.

The Company recorded a provision for credit losses of $1.6 million for the year ended December 31, 2025, which consists of a provision for credit losses on loans of $1.5 million, and a provision for credit losses on unfunded commitments of $100 thousand.

The Company recorded a provision for credit losses of $2.0 million for the year ended December 31, 2024, which consists of a provision for credit losses on loans of $1.9 million, and a provision for credit losses on unfunded commitments of $100 thousand.

Activity in the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2025, and 2024 are summarized as follows:

	For the year ended December 31, 2025
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$3,420	$46,636	$192	$50,248
Loans charged off:
New York and other states*	4	99	56	159
Florida	-	-	161	161
Total loan chargeoffs	4	99	217	320

Recoveries of loans previously charged off:
New York and other states*	7	389	49	445
Florida	315	17	-	332
Total recoveries	322	406	49	777
Net loan (recoveries) charged off	(318)	(307)	168	(457)
Provision for credit losses	(657)	1,952	205	1,500
Balance at end of period	$3,081	$48,895	$229	$52,205

* Includes New York, New Jersey, Vermont and Massachusetts.

	For the year ended December 31, 2024
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$2,735	$45,625	$218	$48,578
Loans charged off:
New York and other states*	127	311	120	558
Florida	314	17	50	381
Total loan chargeoffs	441	328	170	939

Recoveries of loans previously charged off:
New York and other states*	-	675	34	709
Florida	-	-	-	-
Total recoveries	-	675	34	709
Net loan (recoveries) charged off	441	(347)	136	230
Provision for loan losses	1,126	664	110	1,900
Balance at end of period	$3,420	$46,636	$192	$50,248

* Includes New York, New Jersey, Vermont and Massachusetts.

	For the year ended December 31, 2023
(dollars in thousands)		Real Estate
		Mortgage-
	Commercial	1 to 4 Family	Installment	Total
Balance at beginning of period	$2,596	$43,271	$165	$46,032
Loans charged off:
New York and other states*	-	371	97	468
Florida	-	-	79	79
Total loan chargeoffs	-	371	176	547

Recoveries of loans previously charged off:
New York and other states*	129	392	45	566
Florida	-	25	2	27
Total recoveries	129	417	47	593
Net loan (recoveries) charged off	(129)	(46)	129	(46)
Provision for loan losses	10	2,308	182	2,500
Balance at end of period	$2,735	$45,625	$218	$48,578

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2025 and 2024:

	As of December 31, 2025
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	3,081	48,895	229	52,205

Total ending allowance balance	$3,081	$48,895	$229	$52,205

Loans:
Individually evaluated for impairment	$2,083	$23,663	$22	$25,768
Collectively evaluated for impairment	311,360	4,903,798	11,534	5,226,692

Total ending loans balance	$313,443	$4,927,461	$11,556	$5,252,460

	As of December 31, 2024
(dollars in thousands)	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$-
Collectively evaluated for impairment	3,420	46,636	192	50,248

Total ending allowance balance	$3,420	$46,636	$192	$50,248

Loans:
Individually evaluated for impairment	$443	$23,833	$112	$24,388
Collectively evaluated for impairment	286,414	4,773,730	13,526	5,073,670

Total ending loans balance	$286,857	$4,797,563	$13,638	$5,098,058

The Company’s allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated statements of income.

The Company’s activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended December 31, 2025
Balance at January 1, 2025	$1,762
Provision for credit losses	100
Balance at December 31, 2025	$1,862

(In thousands)	For the year ended December 31, 2024

Balance at January 1, 2024	$1,662
Provision for credit losses	100
Balance at December 31, 2024	$1,762

(In thousands)	For the year ended December 31, 2023

Balance at January 1, 2023	$2,912
(Credit) provision for credit losses	(1,250)
Balance at December 31, 2023	$1,662

Loan Credit Quality

The Company categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company’s loan grading process analyzes non-homogeneous loans, such as commercial loans and commercial real estate loans, individually by grading the loans based on credit risk.  The Company’s internal loan review department in accordance with the Company’s internal loan review policy reviews the loan grades assigned to all loan types.

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

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be “pass” rated loans.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank’s collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2025 and December 31, 2024 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.

As of December 31, 2025 and 2024, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality
(in thousands)	As of December 31, 2025
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$47,620	$47,818	$49,673	$65,902	$21,050	$55,543	$4,694	$-	$292,300
Special Mention	-	-	-	237	-	-	-	-	237
Substandard	-	890	-	990	-	690	-	-	2,570
Doubtful	-	-	-	-	-	-	-	-	-
Total Commercial Loans	$47,620	$48,708	$49,673	$67,129	$21,050	$56,233	$4,694	$-	$295,107

Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$4	$-	$-	$-	$4
	$-	$-	$-	$-	$4	$-	$-	$-	$4

Commercial Other:
Risk rating
Pass	$4,453	$1,322	$6,346	$1,228	$136	$1,218	$3,538	$-	$18,241
Special mention	-	-	-	-	-	-	45	-	45
Substandard	-	10	-	-	1	-	39	-	50
Total Commercial Real Estate Loans	$4,453	$1,332	$6,346	$1,228	$137	$1,218	$3,622	$-	$18,336

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$382,926	$307,952	$366,470	$499,812	$757,834	$2,066,631	$1,653	$-	$4,383,278
Nonperforming	-	171	1,213	1,202	1,636	11,724	-	-	15,946
Total First Mortgage:	$382,926	$308,123	$367,683	$501,014	$759,470	$2,078,355	$1,653	$-	$4,399,224

Residential First Mortgage Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$99	$-	$-	$99
	$-	$-	$-	$-	$-	$99	$-	$-	$99

Home Equity Loans:
Risk rating
Performing	$17,600	$5,386	$7,138	$4,384	$5,328	$23,770	$-	$-	$63,606
Nonperforming	-	-	-	66	-	364	-	-	430
Total Home Equity Loans:	$17,600	$5,386	$7,138	$4,450	$5,328	$24,134	$-	$-	$64,036

Home Equity Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Lines of Credit:
Risk rating
Performing	$1,718	$3,985	$1,471	$1,196	$1,504	$19,145	$432,926	$-	$461,945
Nonperforming	-	-	-	-	-	1,879	377	-	2,256
Total Home Equity Credit Lines:	$1,718	$3,985	$1,471	$1,196	$1,504	$21,024	$433,303	$-	$464,201

Home Equity Lines of Credit:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Installments:
Risk rating
Performing	$3,089	$1,973	$3,191	$1,542	$257	$561	$892	$-	$11,505
Nonperforming	-	-	4	46	-	1	-	-	51
Total Installments	$3,089	$1,973	$3,195	$1,588	$257	$562	$892	$-	$11,556

Installments Loans:
Current-period Gross writeoffs	$9	$102	$17	$20	$27	$42	$-	$-	$217
	$9	$102	$17	$20	$27	$42	$-	$-	$217

Loan Credit Quality
(in thousands)	As of December 31, 2024
	Term Loans Amortized Cost Basis by Origination Year
Commercial :	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Risk rating
Pass	$47,687	$54,877	$73,094	$22,215	$15,014	$50,052	$2,169	$-	$265,108
Special Mention	-	-	242	-	-	-	-	-	242
Substandard	-	-	1,003	-	22	887	-	-	1,912
Doubtful	-	-	-	-	-	38	-	-	38
Total Commercial Loans	$47,687	$54,877	$74,339	$22,215	$15,036	$50,977	$2,169	$-	$267,300

Commercial Loans:	$-	$-	$10	$431	$-	$-	$-	$-	$441
Current-period Gross writeoffs	$-	$-	$10	$431	$-	$-	$-	$-	$441

Commercial Other:
Risk rating
Pass	$1,842	$7,417	$1,796	$407	$184	$2,108	$5,634	$-	$19,388
Special mention	-	-	-	-	-	-	-	-	-
Substandard	13	-	-	22	-	134	-	-	169
Total Commercial Real Estate Loans	$1,855	$7,417	$1,796	$429	$184	$2,242	$5,634	$-	$19,557

Other Commercial Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential First Mortgage:
Risk rating
Performing	$313,944	$398,722	$535,702	$821,804	$681,840	$1,563,659	$938	$-	$4,316,609
Nonperforming	-	987	391	870	243	12,463	-	-	14,954
Total First Mortgage:	$313,944	$399,709	$536,093	$822,674	$682,083	$1,576,122	$938	$-	$4,331,563

Residential First Mortgage Loans:
Current-period Gross writeoffs	$194	$-	$-	$-	$-	$18	$-	$-	$212
	$194	$-	$-	$-	$-	$18	$-	$-	$212

Home Equity Loans:
Risk rating
Performing	$6,621	$8,586	$5,354	$6,490	$5,066	$24,096	$-	$-	$56,213
Nonperforming	-	-	155	-	-	371	-	-	526
Total Home Equity Loans:	$6,621	$8,586	$5,509	$6,490	$5,066	$24,467	$-	$-	$56,739

Home Equity Lines Loans:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-

Home Equity Credit Lines:
Risk rating
Performing	$4,793	$1,558	$1,110	$887	$46	$14,595	$383,425	$-	$406,414
Nonperforming	-	-	70	-	-	2,532	245	-	2,847
Total Home Equity Credit Lines:	$4,793	$1,558	$1,180	$887	$46	$17,127	$383,670	$-	$409,261

Home Equity Lines of Credit:
Current-period Gross writeoffs	$-	$-	$-	$-	$-	$116	$-	$-	$116
	$-	$-	$-	$-	$-	$116	$-	$-	$116

Installments:
Risk rating
Performing	$2,846	$5,513	$2,788	$705	$123	$505	$1,028	$-	$13,508
Nonperforming	16	5	55	19	-	35	-	-	130
Total Installments	$2,862	$5,518	$2,843	$724	$123	$540	$1,028	$-	$13,638

Installments Loans:
Current-period Gross writeoffs	$-	$53	$47	$35	$4	$31	$-	$-	$170
	$-	$53	$47	$35	$4	$31	$-	$-	$170

The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2025 and 2024:

	As of December 31, 2025

New York and other states*:	30-59	60-89	90+		Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$1,984		$1,984	$243,815	$245,799
Other	-	-	7		7	17,834	17,841
Real estate mortgage - 1 to 4 family:
First mortgages	3,174	1,790	6,830		11,794	2,782,721	2,794,515
Home equity loans	50	-	266		316	46,105	46,421
Home equity lines of credit	370	176	1,158		1,704	263,356	265,060
Installment	5	32	7		44	8,453	8,497

Total	$3,599	$1,998	$10,252		$15,849	$3,362,284	$3,378,133

Florida:	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$-		$-	$49,308	$49,308
Other	-	-	-		-	495	495
Real estate mortgage - 1 to 4 family:
First mortgages	1,683	978	2,149		4,810	1,599,899	1,604,709
Home equity loans	369	-	-		369	17,246	17,615
Home equity lines of credit	671	116	92		879	198,262	199,141
Installment	46	-	22		68	2,991	3,059

Total	$2,769	$1,094	$2,263		$6,126	$1,868,201	$1,874,327

Total:	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	$-	$1,984		$1,984	$293,123	$295,107
Other	-	-	7		7	18,329	18,336
Real estate mortgage - 1 to 4 family:
First mortgages	4,857	2,768	8,979		16,604	4,382,620	4,399,224
Home equity loans	419	-	266		685	63,351	64,036
Home equity lines of credit	1,041	292	1,250		2,583	461,618	464,201
Installment	51	32	29		112	11,444	11,556

Total	$6,368	$3,092	$12,515		$21,975	$5,230,485	$5,252,460

* Includes New York, New Jersey, Vermont and Massachusetts.

	As of December 31, 2024

New York and other states*:	30-59	60-89	90+		Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$1,189	-	329		1,518	226,253	227,771
Other	-	-	14		14	19,130	19,144
Real estate mortgage - 1 to 4 family:
First mortgages	2,438	773	6,091		9,302	2,732,032	2,741,334
Home equity loans	15	22	318		355	42,741	43,096
Home equity lines of credit	401	-	1,267		1,668	234,271	235,939
Installment	18	19	69		106	9,779	9,885

Total	$4,061	814	8,088		12,963	3,264,206	3,277,169

Florida:	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$-	-	-		-	39,529	39,529
Other	-	-	-		-	413	413
Real estate mortgage - 1 to 4 family:
First mortgages	2,037	629	1,773		4,439	1,585,790	1,590,229
Home equity loans	-	6	-		6	13,637	13,643
Home equity lines of credit	220	-	-		220	173,102	173,322
Installment	109	22	16		147	3,606	3,753

Total	$2,366	657	1,789		4,812	1,816,077	1,820,889

Total:	30-59	60-89	90	+	Total
	Days	Days	Days		30+ days		Total
(dollars in thousands)	Past Due	Past Due	Past Due		Past Due	Current	Loans

Commercial:
Commercial real estate	$1,189	-	329		1,518	265,782	267,300
Other	-	-	14		14	19,543	19,557
Real estate mortgage - 1 to 4 family:
First mortgages	4,475	1,402	7,864		13,741	4,317,822	4,331,563
Home equity loans	15	28	318		361	56,378	56,739
Home equity lines of credit	621	-	1,267		1,888	407,373	409,261
Installment	127	41	85		253	13,385	13,638

Total	$6,427	1,471	9,877		17,775	5,080,283	5,098,058

* Includes New York, New Jersey, Vermont and Massachusetts.

At December 31, 2025 and 2024, there were no loans that were 90 days past due and still accruing interest.  As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status.  There are no commitments to extend further credit on non-accrual or modified loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu).  Other real estate owned is included in Other assets on the Consolidated Statements of Condition.  As of December 31, 2025 other real estate owned included $1.4 million of residential and commercial foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $9.1 million as of December 31, 2025. As of December 31, 2024 other real estate owned included $2.2 million of residential and commercial foreclosed properties.  In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $8.1 million as of December 31, 2024.

Loans individually evaluated for impairment are non-accrual residential loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as loan modifications. As of December 31, 2025, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not loan modifications or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following tables present the amortized cost basis in non-accrual loans by portfolio segment as of December 31, 2025 and 2024:

	As of December 31, 2025
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$1,983	$-	$1,983
Other	7	-	7
Real estate mortgage - 1 to 4 family:
First mortgages	12,241	3,705	15,946
Home equity loans	425	5	430
Home equity lines of credit	1,917	338	2,255
Installment	29	22	51
Total nonperforming loans	$16,602	$4,070	$20,672

* Includes New York, New Jersey, Vermont and Massachusetts.

	As of December 31, 2024
(dollars in thousands)	New York and other states*	Florida	Total
Loans in non-accrual status:
Commercial:
Commercial real estate	$329	$-	$329
Other	14	-	14
Real estate mortgage - 1 to 4 family:
First mortgages	11,586	3,368	14,954
Home equity loans	432	94	526
Home equity lines of credit	2,653	194	2,847
Installment	108	22	130
Total non-accrual loans	15,122	3,678	18,800
Restructured real estate mortgages - 1 to 4 family	-	-	-
Total nonperforming loans	$15,122	$3,678	$18,800

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2025 and 2024:

	As of December 31, 2025
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:
Commercial real estate	$1,983	$-	-
Other	7	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	14,324	1,622	-
Home equity loans	419	11	-
Home equity lines of credit	2,010	245	-
Installment	22	29	-
Total loans, net	$18,765	$1,907	-

	As of December 31, 2024
(dollars in thousands)	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:
Commercial real estate	$329	$-	-
Other	14	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	13,560	1,394	-
Home equity loans	526	-	-
Home equity lines of credit	2,724	123	-
Installment	112	18	-
Total loans, net	$17,265	$1,535	-

The non-accrual balance of $1.9 million and $1.5 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2025 and 2024, respectively.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The following tables present the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2025 and 2024:

	As of December 31, 2025
	Type of Collateral
(dollars in thousands)
	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$2,076	-	-
Other	-	-	7
Real estate mortgage - 1 to 4 family:	-	-	-
First mortgages	20,591	-	-
Home equity loans	511	-	-
Home equity lines of credit	2,561	-	-
Installment	-	-	22
Total	$25,739	-	29

	As of December 31, 2024 Type of Collateral
(dollars in thousands)	Real Estate	Investment Securities/Cash	Other
Commercial:
Commercial real estate	$429	-	-
Other	-	-	14
Real estate mortgage - 1 to 4 family:	-	-	-
First mortgages	19,928	-	-
Home equity loans	535	-	-
Home equity lines of credit	3,372	-	-
Installment	-	-	112
Total	$24,264	-	126

The Company has not committed to lend additional amounts to customers with outstanding loans that are modified.  Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2025, 2024 and 2023.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a loan modification and is classified as individually evaluated. Loan modifications at December 31, 2025 are measured at the amortized cost using the loan’s effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent.   As of December 31, 2025 and 2024 loans individually evaluated included approximately $7.0 million and $7.0 million, respectively, of loans in accruing status that were identified as loan modifications.

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

The following table presents the amortized cost basis of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the year ended December 31, 2025 and 2024, by class and by type of modification.  The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

For the year ended:

New York and other states*:	December 31, 2025		December 31, 2024
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:	-	-	-	-
First mortgages	391	0.01%	267	0.01%
Home equity loans	-	-	19	0.04%
Home equity lines of credit	122	0.05%	238	0.09%
Installment	-	-	-	-

Total	$513	0.02%	$524	0.02%

Florida:
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:		-		-
First mortgages	754	0.05%	84	0.01%
Home equity loans	-	-	88	0.65%
Home equity lines of credit	-	-	70	0.04%
Installment	-	-	-	-

Total	$754	0.04%	$242	0.01%

Total
	Payment	% of Total Class	Payment	% of Total Class
(dollars in thousands)	Delay	of Loans	Delay	of Loans

Commercial:
Commercial real estate	$-	-	$-	-
Other	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	1,145	0.03%	351	0.01%
Home equity loans	-	-	107	0.19%
Home equity lines of credit	122	0.03%	308	0.08%
Installment	-	-	-	-

Total	$1,267	0.02%	$766	0.02%

*	Includes New York, New Jersey, Vermont and Massachusetts.

The Bank monitors the performance of loans modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table describes the performance of loans that have been modified as of December 31, 2025 and 2024:

As of December 31, 2025

New York and other states*:		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	153	-	-	238	391
Home equity loans	-	-	-		-
Home equity lines of credit	-	-	122	-	122
Installment	-	-	-	-	-

Total	$153	$-	$122	$238	$513

Florida:		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-		-
Real estate mortgage - 1 to 4 family:
First mortgages	754	-	-	-	754
Home equity loans	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Installment	-	-	-	-	-

Total	$754	$-	$-	$-	$754

Total		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	907	-	-	238	1,145
Home equity loans	-	-	-	-	-
Home equity lines of credit	-	-	122	-	122
Installment	-	-	-	-	-

Total	$907	$-	$122	$238	$1,267

*	Includes New York, New Jersey, Vermont and Massachusetts.

		As of December 31, 2024

New York and other states*:		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	137	49	-	81	267
Home equity loans	19	-	-		19
Home equity lines of credit	238	-	-	-	238
Installment	-	-	-	-	-

Total	$394	$49	$-	$81	$524

Florida:		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-		-
Real estate mortgage - 1 to 4 family:
First mortgages	84	-	-	-	84
Home equity loans	88	-	-	-	88
Home equity lines of credit	70	-	-	-	70
Installment	-	-	-	-	-

Total	$242	$-	$-	$-	$242

Total		30-59	60-89	90 +
		Days	Days	Days
(dollars in thousands)	Current	Past Due	Past Due	Past Due	Total

Commercial:
Commercial real estate	$-	$-	$-	$-	$-
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	221	49	-	81	351
Home equity loans	107	-	-	-	107
Home equity lines of credit	308	-	-	-	308
Installment	-	-	-	-	-

Total	$636	$49	$-	$81	$766

*	Includes New York, New Jersey, Vermont and Massachusetts.

The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

For the year ended:

	December 31, 2025	December 31, 2024
	Weighted	Weighted
New York and other states*:	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:	-	-
First mortgages	24	15
Home equity loans	-	24
Home equity lines of credit	24	17
Installment	-	-

Total	$48	$56

	Weighted	Weighted
Florida:	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	7	12
Home equity loans	-	9
Home equity lines of credit	-	6
Installment	-	-

Total	$7	$27

	Weighted	Weighted
Total	Average	Average
	Payment	Payment
(dollars in thousands)	Delay (Months)	Delay (Months)

Commercial:
Commercial real estate	$-	$-
Other	-	-
Real estate mortgage - 1 to 4 family:
First mortgages	31	27
Home equity loans	-	33
Home equity lines of credit	24	23
Installment	-	-

Total	$55	$83

*	Includes New York, New Jersey, Vermont and Massachusetts.

There were no commitments to lend additional funds to the borrowers and there were no charge-offs recorded against the modified loans. The Company had no allowance for credit losses recorded against these loans as of December 31, 2025 and 2024. The Company had 2 loan modifications totaling $360 thousand that had a payment default during the year ended December 31, 2025.  The Company had 13 loan modifications totaling $1.2 million that had a payment default during the year ended December 31, 2024.

(5)	Bank Premises and Equipment

A summary of premises and equipment at December 31, 2025 and 2024 follows:

(dollars in thousands)
	2025	2024
Land	$2,856	$2,651
Buildings	43,454	37,103
Furniture, fixtures and equipment	56,547	64,059
Leasehold improvements	36,865	36,448
Total bank premises and equipment	139,722	140,261
Accumulated depreciation and amortization	(99,015)	(106,479)
Total	$40,707	$33,782

Depreciation and amortization expense was approximately $4.8 million, $4.5 million, and $4.1 million for the years 2025, 2024, and 2023, respectively.  Occupancy expense of the Bank’s premises included rental expense of $8.0 million in 2025, 8.4 million in 2024, and 8.2 million in 2023.

(6)	Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,
	2025	2024	2023

Interest bearing checking accounts	$2,078	$1,236	$382
Savings accounts	2,923	2,876	2,531
Time deposits and money market accounts	84,548	86,474	50,439
Total	$89,549	$90,586	$53,352

At December 31, 2025, the maturity of total time deposits is as follows:

(dollars in thousands)

Under 1 year	$2,000,762
1 to 2 years	135,792
2 to 3 years	1,159
3 to 4 years	472
4 to 5 years	210
Over 5 years	20
$2,138,415

Included in total time deposits as of December 31, 2025 and 2024 is $602.6 million and $561.3 million in time deposits with balances in excess of $250,000.

(7)	Borrowings

Short-term borrowings (repurchase agreements) of the Company were cash management accounts as follows:

(dollars in thousands)	2025	2024	2023

Amount outstanding at December 31,	$120,054	$84,781	$88,990
Maximum amount outstanding at any month end	120,054	102,954	134,293
Average amount outstanding	89,816	89,707	114,639
Weighted average interest rate:
For the year	0.99%	0.88%	0.88%
As of year end	1.40	0.88	0.86

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

As of December 31, 2025 the Company also has borrowing capacity of $967.4 million available with the Federal Home Loan Bank of New York.  The borrowings capacity is secured by the loans pledged by the Company.  As of December 31, 2025 and 2024, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on short-term basis from the Federal Reserve Bank of New York.  The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement.  As of December 31, 2025 and 2024, the bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8)	Income Taxes

All of the Company’s income tax expense is attributable to domestic operations.  Income tax expense from continuing operations was as follows for the years ended:

(dollars in thousands)	2025	2024	2023

Current expense
Federal	$14,197	$12,300	$15,224
State	1,346	927	1,587
Total current expense	15,543	13,227	16,811

Deferred expense
Federal	3,412	1,598	1,700
State	722	388	456
Total deferred expense	4,134	1,986	2,156

Total	$19,677	$15,213	$18,967

The effective tax rates differ from the statutory federal income tax rate.  The reasons for these differences are as follows:

	2025		2024		2023
(dollars in thousands)

Federal income tax at statutory rate	$16,971	21.0%	$13,450	21.0%	$16,299	21.0%
Effect of:
State income taxes, net of federal benefit*	1,634	2.0%	1,039	1.6%	1,614	2.1%
Nontaxable or nondeductible items **
Nondeductible compensation	993	1.2%	701	1.1%	1,013	1.3%
Other	79	0.1%	23	0.1%	41	0.0%

Provision for income taxes	$19,677	24.3%	$15,213	23.8%	$18,967	24.4%

* State taxes in Florida and New York made up the majority (greater than 50%) of the tax effect of this category.
** The ‘nontaxable or nondeductible items’ category includes items such as non-taxable interest income, non-deductible meals and entertainment, and other non-deductible expenses.  None of those items individually or in the aggregate exceeded the 5% quantitative threshold for separate disaggregation.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024, are as follows:

(dollars in thousands)	2025	2024

Deferred tax assets:
Allowance for credit losses on loans	$13,810	$13,271
OCI net unrealized losses on securities available for sale	4,221	7,610
Lease Liability	9,627	10,606
Other	5,583	6,750
Total deferred tax assets	$33,241	$38,237

Deferred tax liabilities:
Prepaid pension	$(9,295)	$(8,429)
Prepaid post-retirement	(6,358)	(5,724)
OCI pension and post retirement benefit	(7,744)	(6,260)
Right of use asset	(8,899)	(9,673)
Deferred loan fees	(4,671)	(3,485)
Depreciation	(3,152)	(2,432)
REIT deferral	(2,592)	(2,684)
Other	(353)	(366)
Total deferred tax liabilities	$(43,064)	$(39,053)

Net deferred tax liability	$(9,823)	$(816)

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on our evaluation, as of December 31, 2025, management has determined that no valuation allowance is necessary because it is more likely than not that these assets will be realized through future reversals of existing temporary differences and future taxable income.

Income taxes paid, net of refunds, were as follows:
	2025	2024	2023
(dollars in thousands)

Federal	$17,600	$7,800	$17,000
State and local:
Florida	1,250	550	1,275
New York	104	777	651
Other	124	25	138

Total	$19,078	$9,152	$19,064

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate.  This evaluation takes into consideration the status of taxing authorities’ current examinations of the Company’s tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions.  As of December 31, 2025 and 2024, no uncertain tax positions have been recorded.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense.  For the years 2025, 2024, and 2023, these amounts were not material.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states.  In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities.  The Company’s federal and state income tax returns for the years 2021 through 2025 remain open to examination.

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

The following tables set forth the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2025 and 2024:

Change in Projected Benefit Obligation:

	December 31,
(dollars in thousands)	2025	2024

Projected benefit obligation at beginning of year	$21,592	$23,159
Service cost	-	-
Interest cost	1,187	1,155
Benefit payments and expected expenses	(1,693)	(1,664)
Net actuarial loss (gain)	349	(1,058)

Projected benefit obligation at end of year	$21,435	$21,592

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,
(dollars in thousands)	2025	2024

Fair value of plan assets at beginning of year	$67,421	$59,641
Actual gain on plan assets	8,549	9,491
Benefit payments and actual expenses	(1,738)	(1,711)
Fair value of plan assets at end of year	74,232	67,421

Funded status at end of year	$52,797	$45,829

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,
	2025	2024
Net actuarial gain	$17,658	$13,915

The accumulated benefit obligation was $21.4 million and $21.6 million at December 31, 2025 and 2024, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (loss):

`	For the years ended
	December 31,
(dollars in thousands)	2025	2024	2023

Service cost	$-	$-	$-
Interest cost	1,187	1,155	1,213
Expected return on plan assets	(3,448)	(3,050)	(2,684)
Amortization of net gain	(964)	(86)	-
Net periodic pension credit	(3,225)	(1,981)	(1,471)

Amortization of net gain	964	86	-
Net actuarial gain included in other comprehensive income (loss)	(4,707)	(7,451)	(5,380)
Total recognized in other comprehensive income (loss)	(3,743)	(7,365)	(5,380)

Total recognized in net periodic benefit credit and other comprehensive income (loss)	$(6,968)	$(9,346)	$(6,851)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)

Year	Pension Benefits
2026	$1,731
2027	1,738
2028	1,786
2029	1,787
2030	1,774
2031 - 2035	8,411

The assumptions used to determine benefit obligations at December 31 are as follows:

	2025	2024	2023
Discount rate	5.56%	5.69%	5.18%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2025	2024	2023
Discount rate	5.69%	5.18%	5.44%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(b)	Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers.  This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan.  The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation.  Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.  The accumulated benefits under this supplementary pension plan were approximately $1.8 million as of December 31, 2025 and $2.3 million as of December 31, 2024.  Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue.  Instead, the amount of the Company’s annual contribution to the plan plus interest is paid directly to each eligible employee.  The expense recorded for this plan was $2.0 million in 2025 and $2.8 million in 2024.

Rabbi trusts have been established for this plan.  These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments.  These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of Condition.  As of December 31, 2025 and 2024, the trusts had assets totaling $1.8 million and $2.5 million, respectively.

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

The following tables show the plan’s funded status and amounts recognized in the Company’s Consolidated Statements of Condition at December 31, 2025 and 2024:

Change in Accumulated Benefit Obligation:

(dollars in thousands)	December 31,
	2025	2024
Accumulated benefit obligation at beginning of year	$6,214	$5,628
Service cost	18	18
Interest cost	352	284
Prior Service cost	-	-
Benefits paid	(206)	(194)
Net actuarial loss	282	478

Accumulated benefit obligation at end of year	$6,660	$6,214

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	December 31,
	2025	2024
Fair value of plan assets at beginning of year	$38,079	$33,224
Actual gain on plan assets	4,787	4,877
Company contributions	194	172
Benefits paid and actual expenses	(206)	(194)
Fair value of plan assets at end of year	42,854	38,079

Funded status at end of year	$36,194	$31,865

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

(dollars in thousands)	December 31,
	2025	2024
Net actuarial gain	$(12,201)	$(10,247)
Prior service cost	42	55

Total	$(12,159)	$(10,192)

The accumulated benefit obligation was $6.7 million and $6.2 million at December 31, 2025 and 2024, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (loss):

(dollars in thousands)	December 31,
	2025	2024	2023
Service cost	$18	$18	$11
Interest cost	352	284	271
Expected return on plan assets	(1,517)	(1,326)	(1,157)
Amortization of net actuarial gain	(1,034)	(738)	(423)
Amortization of prior service cost	13	13	13
Net periodic benefit credit	(2,168)	(1,749)	(1,285)

Net (gain) loss	(2,988)	(3,073)	(2,575)
Amortization of prior service (cost) credit	(13)	(13)	(13)
Prior service cost	-	-	-
Amortization of net gain	1,034	738	423
Total amount recognized in other comprehensive income (loss)	(1,967)	(2,348)	(2,165)

Total amount recognized in net periodic benefit income and other comprehensive income (loss)	$(4,135)	$(4,097)	$(3,450)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $1.4 million.  The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)

Year	Postretirement Benefits

2026	$332
2027	377
2028	425
2029	462
2030	508
2031 - 2035	2,109

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2025	2024	2023
Discount rate	5.56%	5.69%	5.18%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2025	2024	2023
Discount rate	5.69%	5.18%	5.44%
Expected long-term rate of return on assets, net of tax	4.00	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company’s actuaries.

(d)	Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2025 and 2024, respectively:

(dollars in thousands)	December 31, 2025
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total

Change in overfunded position of pension and postretirement benefits	$(4,707)	$(2,988)	$(7,695)
Prior service cost	-	-	-
Amortization of net actuarial gain	964	1,034	1,998
Amortization of prior service cost	-	(13)	(13)
Total	$(3,743)	$(1,967)	$(5,710)

	December 31, 2024
		Post-
	Retirement	Retirement
	Plan	Benefit Plan	Total

Change in overfunded position of pension and postretirement benefits	$(7,451)	$(3,073)	$(10,524)
Prior service cost	-	-	-
Amortization of net actuarial gain	86	738	824
Amortization of prior service cost	-	(13)	(13)
Total	$(7,365)	$(2,348)	$(9,713)

(e)	Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company’s pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit		Postretirement Benefit
	Plan Assets		Plan Assets
	2025	2024	2025	2024
Debt Securities	27%	34%	31%	32%
Equity Securities	64	62	62	62
Other	9	4	7	6
Total	100%	100%	100%	100%

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

The fair value of the plan assets at December 31, 2025 and 2024, by asset category, is as follows:

		Fair Value Measurements at
		December 31, 2025 Using:
Retirement Plan			Significant
(dollars in thousands)		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan Assets
Cash and cash equivalents	$6,561	$6,561	$-	$-
Equity mutual funds	47,460	47,460	-	-
U.S. government sponsored enterprises	19,671	-	19,671	-
Fixed income mutual funds	540	540	-	-

Total Plan Assets	$74,232	$54,561	$19,671	$-

		Fair Value Measurements at
		December 31, 2025 Using:
			Significant
Postretirement Benefits		Quoted Prices in	Other	Significant
(dollars in thousands)		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan Assets
Cash and cash equivalents	$2,918	$2,918	$-	$-
Equity mutual funds	26,820	26,820	-	-
U.S. government sponsored enterprises	13,116	-	13,116	-

Total Plan Assets	$42,854	$29,738	$13,116	$-

		Fair Value Measurements at
		December 31, 2024 Using:
			Significant
Retirement Plan		Quoted Prices in	Other	Significant
(dollars in thousands)		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Plan Assets
Cash and cash equivalents	$2,848	$2,848	$-	$-
Equity mutual funds	41,384	41,384	-	-
U.S. government sponsored enterprises	22,659	-	22,659	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	530	530	-	-

Total Plan Assets	$67,421	$44,762	$22,659	$-

		Fair Value Measurements at
		December 31, 2024 Using:
			Significant
Postretirement Benefits		Quoted Prices in	Other	Significant
(dollars in thousands)		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Plan Assets
Cash and cash equivalents	$2,407	$2,407	$-	$-
Equity mutual funds	23,377	23,377	-	-
U.S. government sponsored enterprises	12,295	-	12,295	-

Total Plan Assets	$38,079	$25,784	$12,295	$-

At December 31, 2025 and 2024, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid‑cap, small‑cap and international funds.

There were no transfers between Level 1 and Level 2 in 2025 and 2024.

The Company made no contributions to its pension and postretirement benefit plans in 2025 or 2024.  The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2026.

(f)	Incentive and Bonus Plans

During 2006, the Company amended its profit-sharing plan to include a 401(k) feature.  Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%.  No profit-sharing contributions were made in 2025, 2024 or 2023 but were replaced with Company contributions to the 401(k) feature of the plan.  Expenses related to the plan equaled $1.4 million for 2025, 2024 and 2023.  The Company also has an officers and executive incentive plan.  The expense of these plans generally is based on the Company’s performance and estimated distributions to participants are accrued during the year and generally paid in the following year.  The expense recorded for this plan was $3.5 million, $625 thousand, and $2.3 million in 2025, 2024 and 2023, respectively.

The Company has also awarded 179 thousand performance bonus units to the executive officers and directors.  These units become vested and exercisable only under a change of control as defined in the plan.  The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any.  As of December 31, 2025, the weighted average strike price of each unit was $46.50.

(g)	Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares.  As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (“2019 Equity Incentive Plan”) which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”) and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (“Directors Plan”), and all remaining shares eligible for issuance thereunder were canceled.  The shareholders of the Company subsequently approved the amendment and restatement of the 2019 Equity Incentive Plan (“A&R 2019 Equity Incentive Plan”) in May 2023.  Under the A&R 2019 Equity Incentive Plan, the Company may provide for the issuance of 700,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance-based), to eligible employees and directors.  This allotment of 700,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan.  As of December 31, 2025, the Company did not issue any shares of our common stock pursuant to options or SARs.  The Company did, however, grant restricted stock units (both time based and performance-based) to certain executives beginning in November 2023 and annually thereafter that settle in shares of common stock upon vesting as described below.  The Company also granted restricted stock units (both time based and performance-based) to directors and certain eligible officers that settle in cash upon vesting as described below.

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

 A summary of the status of the Company’s stock option awards as of December 31, 2025 and changes during the year then ended, are as follows:

Outstanding Options
Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life
Balance, January 1, 2025	8,036	$32.15
New options awarded - 2025	-	-
Expired options - 2025	(1,460)	32.15
Options forfeited - 2025	-	-
Exercised options - 2025	(6,576)	32.15
Balance, December 31, 2025	-	$-	0 years

Exercisable Options

Balance, December 31, 2025	-	$-	0 years

At December 31, 2025, the intrinsic value of stock options was $0.  As of December 31, 2025, there were no outstanding or exercisable shares remaining.

During 2025 approximately 7 thousand stock options were exercised.  In 2024 approximately 30 thousand stock options were exercised and during 2023 there were no stock options exercised.

The intrinsic value and related tax benefits of stock options exercised in these years were not material.  It is the Company’s policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company’s employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant.  The Company did not grant new stock option awards in 2025, 2024, or 2023.

There was no stock-based compensation expense for stock options recognized in 2025, 2024, and 2023.

Restricted stock units

		Weighted-Average
		Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2025	38,559	$31.99
Granted	22,671
Vested	(14,781)
Forfeited	(2,215)
Nonvested at December 31, 2025	44,234	$36.17

Service-Based Awards: During 2025 and 2024, the Company issued restricted stock units to certain eligible officers.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  Depending on the year of the grant the awards vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2025, 2024 and 2023, the Company recognized $508 thousand, $287 thousand, and $41 thousand, respectively, in compensation expense related to these awards.  Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.5 million at December 31, 2025.  During 2025, one third of the awards granted in 2023 and 2024 became vested and settled.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2025.

Performance share units

		Weighted-Average
		Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2025	71,497	$31.05
Granted	34,005
Vested	-
Forfeited	(3,323)
Nonvested at December 31, 2025	102,179	$33.91

Performance-Based Awards: During 2025 and 2024, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics.  Upon issuance, the fair value of these units was the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions, as well as the fair value of the Company’s stock.

During 2025, 2024 and 2023, the Company recognized approximately $762 thousand, $432 thousand and $62 thousand, respectively, in compensation expense related to these units.  Unrecognized compensation expense related to the outstanding performance share units totaled $2.2 million at December 31, 2025.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2025.

(h)	Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares).  As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition.  The Company granted both service-based and performance-based liability awards in 2025, 2024 and 2023.

The activity for service-based awards during 2025 was as follows:

Restricted share units

Outstanding
Units
Balance, December 31, 2024	45,065
New cash settled awards granted	19,758
Forfeited awards	(3,839)
Awards settled	(25,268)
Balance, December 31, 2025	35,716

Service-Based Awards: During 2025 and 2024, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors.  The restricted share units do not hold voting powers, and are not eligible for common stock dividends.  The awards granted to the members of the board of directors become 100% vested after one year, and all other awards granted vest in whole units in equal installments from the first through the third year following the award date.  Upon issuance, the fair value of these awards is the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based on the fair value of the Company’s stock.

During 2025, 2024 and 2023, the Company recognized $1.1 million, $1.3 million and $1.1 million, respectively, in compensation expense related to these awards.  Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.3 million at December 31, 2025.  During 2025, one third of the awards granted in 2022, 2023, and 2024 became vested and settled.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2025.

The liability related to service-based liability awards was approximately $134 thousand and $156 thousand at December 31, 2025 and 2024, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

The activity for performance-based awards during 2025 was as follows:

Performance share units

Outstanding
Units
Balance, December 31, 2024	100,723
New cash settled awards granted	28,432
Forfeited awards	(2,629)
Awards settled	(67,857)
Balance, December 31, 2025	58,669

Performance-Based Awards: During 2025 and 2024, the Company issued performance share units to certain eligible officers and executives.  These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics.  Upon issuance, the fair value of these units was the fair value of the Company’s common stock on the grant date.  Thereafter, the amount of compensation expense recognized is based upon the Company’s achievement of certain performance criteria in accordance with Plan provisions, as well as the fair value of the Company’s stock.

For units granted in 2021, those have been fully vested and paid.  For units granted subsequent to 2021, all of the units are unvested as of December 31, 2025, and the Company expects to meet the required performance criteria of the awards.

During 2025, 2024 and 2023, the Company recognized approximately $780 thousand, $2.1 million and $1.5 million, respectively, in compensation expense related to these units.  Unrecognized compensation expense related to the outstanding performance share units totaled $516 thousand at December 31, 2025.  The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2025.

The liability related to performance-based liability awards totaled $2.1 million and $3.6 million at December 31, 2025 and 2024, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10)	Commitments and Contingent Liabilities

 (a) Litigation

In the normal course of business, TrustCo and Trustco Bank become involved in a variety of routine legal proceedings.  At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to TrustCo or Trustco Bank.

(b) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions.  The outsourced services include data and item processing for the Bank and trust operations.  The service expense can vary based upon the volume and nature of transactions processed.  Outsourced service expense was $9.8 million in 2025, $10.9 million in 2024 and $10.0 million in 2023.  The Company is contractually obligated to pay these third-party service providers approximately $10 million to $11 million per year through 2030.

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

        A reconciliation of the component parts of earnings per share for 2025, 2024, and 2023 follows:

(dollars in thousands,
except per share data)	For the years ended December 31,
	2025	2024	2023

Net income	$61,137	$48,833	$58,646
Weighted average common shares	18,752	19,018	19,024

Effect of dilutive common stock options	38	19	1

Weighted average common shares including potential dilutive shares	18,790	19,037	19,025

Basic EPS	$3.26	$2.57	$3.08

Diluted EPS	$3.25	$2.57	$3.08

For the year ended December 31, 2025 there were no antidilutive stock options excluded from diluted earnings per share.  For the year ended December 31, 2024, there were 42 thousand antidilutive stock options excluded from diluted earnings per share.  The stock options are antidilutive because the strike price is greater than the average fair value of the Company’s common stock for the periods presented.

(12)	Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a fee.  Commitments sometimes expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies, including obtaining collateral.  The Bank’s maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2025 and 2024, was $611.6 million and $601.2 million, respectively.  Approximately 49% and 62% of these commitments were for variable rate products at the end of 2025 and 2024, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit.  The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party.  Standby letters of credit generally arise in connection with lending relationships.  The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers.  Contingent obligations under standby letters of credit totaled approximately $5.1 million and $4.6 million at December 31, 2025 and 2024, and represent the maximum potential future payments the Company could be required to make.  Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements.  Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments.  Company policies governing loan collateral apply to standby letters of credit at the time of credit extension.  Loan‑to‑value ratios are generally consistent with loan‑to‑value requirements for other commercial loans secured by similar types of collateral.  The fair value of the Company’s standby letters of credit at December 31, 2025 and 2024 was insignificant.

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

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

There were no transfers between Level 1 and Level 2 in 2025 and 2024.

	Fair Value Measurements at
	December 31, 2025 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
(dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$31,772	$-	$31,772	$-
State and political subdivisions	9	-	9	-
Mortgage backed securities and collateralized mortgage obligations - residential	206,290	-	206,290	-
Corporate bonds	59,932	-	59,932	-
Small Business Administration - guaranteed participation securities	11,710	-	11,710	-
Other	705	-	705	-

Total securities available for sale	$310,418	$-	$310,418	$-

	Fair Value Measurements at
	December 31, 2024 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
(dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)

Securities available for sale:
U.S. government sponsored enterprises	$85,617	$-	$85,617	$-
State and political subdivisions	18	-	18	-
Mortgage backed securities and collateralized mortgage obligations - residential	213,128	-	213,128	-
Corporate bonds	44,581	-	44,581	-
Small Business Administration - guaranteed participation securities	14,141	-	14,141	-
Other	700	-	700	-

Total securities available for sale	$358,185	$-	$358,185	$-

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at
	December 31, 2025 Using:
			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
(dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$1,394	$-	$-	$1,394	Sales comparison approach	Adjustments for differences between comparable sales	0% - 58% (29%)
Individually evaluated loans:
Real estate mortgage - 1 to 4 family	86	-	-	86	Sales comparison approach	Adjustments for differences between comparable sales	0% - 52% (26%)

Fair Value Measurements at
December 31, 2024 Using:
Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
(dollars in thousands)	Value	(Level 1)	(Level 2)	(Level 3)	Valuation technique	Unobservable inputs	Range (Weighted Average)

Other real estate owned	$2,174	$-	$-	$2,174	Sales comparison approach	Adjustments for differences between comparable sales	0% - 44% (18%)

Individually evaluated loans:
Real estate mortgage - 1 to 4 family	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $1.4 million at December 31, 2025, and consisted of residential and commercial real estate properties.   A valuation charge of $547 thousand is included in earnings for the year ended December 31, 2025.

Of the total individually evaluated loans of $25.8 million at December 31, 2025, there were real estate mortgage loans that were collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no individually analyzed reserves for these loans at December 31, 2025.  The carrying balances of these loans were $185 thousand and there were $99 thousand in charge-offs related to real estate mortgage loans included in the table above as of December 31, 2025.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $2.2 million at December 31, 2024, and consisted of residential and commercial real estate properties.   A valuation charge of $350 thousand is included in earnings for the year ended December 31, 2024.

Of the total individually evaluated loans of $24.4 million at December 31, 2024, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis.  Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2024.  There were no gross charge-offs related to residential individually analyzed loans included in the table above.

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2025 and 2024 are as follows:

		Fair Value Measurements at
(dollars in thousands)	Carrying	December 31, 2025 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$730,427	730,427	-	-	730,427
Securities available for sale	310,418	-	310,418	-	310,418
Held to maturity securities	4,339	-	4,389	-	4,389
Federal Reserve Bank and
Federal Home Loan Bank stock	6,601	N/A	N/A	N/A	N/A
Net loans	5,200,255	-	-	4,803,366	4,803,366
Accrued interest receivable	13,828	325	1,266	12,237	13,828
Financial liabilities:
Demand deposits	814,908	814,908	-	-	814,908
Interest bearing deposits	4,742,509	2,604,094	2,132,833	-	4,736,927
Short-term borrowings	120,054	-	120,054	-	120,054
Accrued interest payable	3,646	159	3,487	-	3,646

		Fair Value Measurements at
(dollars in thousands)	Carrying	December 31, 2024 Using:
	Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$641,812	641,812	-	-	641,812
Securities available for sale	358,185	-	358,185	-	358,185
Held to maturity securities	5,365	-	5,306	-	5,306
Federal Reserve Bank and
Federal Home Loan Bank stock	6,507	N/A	N/A	N/A	N/A
Net loans	5,047,810	-	-	4,589,822	4,589,822
Accrued interest receivable	13,194	271	1,317	11,606	13,194
Financial liabilities:
Demand deposits	762,101	762,101	-	-	762,101
Interest bearing deposits	4,628,882	2,579,123	2,038,200	-	4,617,323
Short-term borrowings	84,781	-	84,781	-	84,781
Accrued interest payable	3,817	216	3,601	-	3,817

(14)	Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can result in regulatory action.  The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made.  Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers.  For regulatory capital purposes, the ratios exclude the impact of accumulated other comprehensive income (loss).  As of December 31, 2025, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.  If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted.  If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company.  Such actions could have a direct material effect on an institution’s or its holding company’s financial statements.  As of December 31, 2025 and December 31, 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following is a summary of actual capital amounts and ratios as of December 31, 2025 and 2024, for Trustco Bank:

				Minimum for
				Capital Adequacy plus
	As of December 31, 2025		Well	Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer (1)(2)

Tier 1 leverage ratio	$513,719	8.058%	5.000%	4.000%
Common equity Tier 1 capital	513,719	13.981	6.500	7.000
Tier 1 risk-based capital	513,719	13.981	8.000	8.500
Total risk-based capital	559,750	15.234	10.000	10.500

				Minimum for
				Capital Adequacy plus
	As of December 31, 2024		Well	Capital Conservation
(dollars in thousands)	Amount	Ratio	Capitalized(1)	Buffer (1)(2)

Tier 1 leverage ratio	$652,668	10.618%	5.000%	4.000%
Common equity Tier 1 capital	652,668	18.542	6.500	7.000
Tier 1 risk-based capital	652,668	18.542	8.000	8.500
Total risk-based capital	696,767	19.795	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2025 and 2024 for TrustCo on a consolidated basis.

			Minimum for
			Capital Adequacy plus
	As of December 31, 2025		Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer (1)(2)

Tier 1 leverage ratio	$676,012	10.601%	4.000%
Common equity Tier 1 capital	676,012	18.393	7.000
Tier 1 risk-based capital	676,012	18.393	8.500
Total risk-based capital	722,055	19.646	10.500

			Minimum for
			Capital Adequacy plus
	As of December 31, 2024		Capital Conservation
(dollars in thousands)	Amount	Ratio	Buffer (1)(2)

Tier 1 leverage ratio	$679,651	11.054%	4.000%
Common equity Tier 1 capital	679,651	19.303	7.000
Tier 1 risk-based capital	679,651	19.303	8.500
Total risk-based capital	723,762	20.556	10.500

(1)	Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.
(2)	The December 31, 2025 and 2024 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.

(15)	Accumulated Other Comprehensive Income (Loss)

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2025
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	year ended	Balance at
(dollars in thousands)	12/31/2024	Reclassifications	Income	12/31/2025	12/31/2025

Net unrealized holding gain on securities available for sale, net of tax	$(21,713)	$9,658	$-	$9,658	$(12,055)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	21,266	5,696	-	5,696	26,962
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(3,414)	-	(1,469)	(1,469)	(4,883)

Accumulated other comprehensive income (loss), net of tax	$(3,861)	$15,354	$(1,469)	$13,885	$10,024

	December 31, 2024
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	year ended	Balance at
(dollars in thousands)	12/31/2023	Reclassifications	Income	12/31/2024	12/31/2024

Net unrealized holding gain on securities available for sale, net of tax	$(23,899)	$2,186	$-	$2,186	$(21,713)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,476	7,790	-	7,790	$21,266
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(2,814)	-	(600)	(600)	$(3,414)

Accumulated other comprehensive loss, net of tax	$(13,237)	$9,976	$(600)	$9,376	$(3,861)

	December 31, 2023
		Other	Amount	Other
		Comprehensive	reclassified	Comprehensive
		Income (loss)-	from Accumulated	Income (loss)-
	Balance at	Before	Other Comprehensive	year ended	Balance at
(dollars in thousands)	12/31/2022	Reclassifications	Income	12/31/2023	12/31/2023

Net unrealized holding (loss) gain on securities available for sale, net of tax	$(32,271)	$8,372	$-	$8,372	$(23,899)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,588	5,888	-	5,888	13,476
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(2,511)	-	(303)	(303)	(2,814)

Accumulated other comprehensive loss, net of tax	$(27,194)	$14,260	$(303)	$13,957	$(13,237)

 The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023:

	Years ended
(dollars in thousands)	December 31,
	2025	2024	2023	Affected Line Item in Financial Statements

Amortization of pension and postretirement benefit items:
Amortization of net actuarial gain	$1,998	$824	$423	Salaries and employee benefits
Amortization of prior service (cost) credit	(13)	(13)	(13)	Salaries and employee benefits
Income tax benefit	(516)	(211)	(107)	Income taxes
Net of tax	1,469	600	303

Total reclassifications, net of tax	$1,469	$600	$303

(16)	Revenue from Contracts with Customers

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income.   The following table presents the Company’s sources of Non-Interest Income for the years ended December 31, 2025, 2024 and 2023.  Items outside the scope of ASC 606 are noted as such.

(dollars in thousands)	December 31,
	2025	2024	2023
Non-interest income
Service Charges on Deposits
Overdraft fees	$2,794	$2,733	$2,939
Other	2,327	2,172	2,110
Interchange Income	4,520	5,139	5,819
Net gain on equity securities (a)	-	1,383	-
Wealth management fees	7,855	7,247	6,425
Other (a)	1,449	1,160	1,022

Total non-interest income	$18,945	$19,834	$18,315

(a)	Not within the scope of ASC 606.

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

Wealth Management fees:  Trustco Wealth Management provides a comprehensive suite of trust and wealth management products and services, including financial and estate planning, trustee and custodial services, investment management, corporate retirement plan recordkeeping and administration of which a fee is charged to manage assets for investment or transact on accounts.  These fees are earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed over the period in which services are performed based on a percentage of the fair value of assets under management or administration.  Other services are based on a fixed fee for certain account types, or based on transaction activity and are recognized when services are rendered.  Fees are withdrawn from the customer’s account balance.

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

The Company has committed to rent premises used in business operations under non-cancelable operating leases and determines if an arrangement meets the definition of a lease upon inception.  Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Company’s Consolidated Statements of Condition.

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.  Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.  The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities.  Additionally, the Company does allocate the consideration between lease and non-lease components.  The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.  Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities.  Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2025, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2025 the Company did not have any leases for which any related construction had not yet started.  At December 31, 2025 lease expiration dates ranged from three months to 18.8 years and have a weighted average remaining lease term of 8.2 years.  Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements.  As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (“CAM”) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2025	2024	2023
Operating lease cost	$8,034	$8,422	$8,165
Variable lease cost	2,535	2,232	2,226
Total Lease costs	$10,569	$10,654	$10,391

Supplemental cash flows information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,623	$8,524	$8,393

Right-of-use assets obtained in exchange for lease obligations:	$3,657	$2,980	$2,487

Weighted average remaining lease term (years)	8.2	8.3	8.5
Weighted average discount rate	3.4%	3.2%	3.1%

Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows:

(dollars in thousands)
Year ending Decemebr 31,
2025	$8,046
2026	6,764
2027	5,579
2028	4,204
2029	3,131
Thereafter	14,070
Total lease payments	$41,794
Less: Interest	5,403
Present value of lease liabilities	$36,391

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations.  Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2025, were $1.9 million, which includes interest in the amount of $171 thousand.  The Company paid total rent and fees to these entities in the amounts of $577 thousand, $564 thousand, and $534 thousand for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025 and 2024, the Company had no amounts outstanding due to the entities.

As of December 31, 2025 and 2024, the operating lease right-of-use asset was $33.6 million and $36.6 million, respectively.

(18)	Segment Reporting

The Company’s reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker (CODM), based upon information provided about the Company’s products and services offered, primarily banking operations. Consolidated net income of the Company is the primary performance metric utilized by the CODM.  The chief operating decision maker will evaluate the financial performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources.  All expenses associated with the Company’s banking operations are considered to be significant. Given the Company’s single reportable operating segment, assets associated with the Company’s banking operations are reflected on the Company’s consolidated statements of condition as “total assets” and the amounts of significant segment expenses are disclosed in the Company’s consolidated statements of income. The accounting policies for the Company’s banking operations are the same as the Company’s accounting policies disclosed herein.

While the Company has assigned certain management responsibilities by region and business line, the Company’s chief decision-maker monitors and evaluates financial performance on a Company-wide basis. The majority of the Company’s revenue is from the business of banking and the Company’s assigned regions have similar economic characteristics, products, services and customers. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable operating segment. All operations are domestic.

(19)	Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The updated accounting guidance requires expanded income tax disclosures, including disaggregation of the tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance retrospectively, with comparative period tax disclosures adjusted to reflect the change in accounting guidance. The impact was not deemed to be material.

In November 2024, the FASB issued ASU No. 2024-03 “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statements, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 on its disclosures.

(20)	Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

 Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,
	2025	2024	2023
Income:
Dividends and interest from subsidiaries	$202,345	$34,244	$34,220
Net gain on securities transactions	-	-	-
Miscellaneous income	-	-	-
Total income	202,345	34,244	34,220

Expense:
Operating supplies	-	-	-
Professional services	775	865	972
Miscellaneous expense	403	408	1,371
Total expense	1,178	1,273	2,343
Income before income taxes and subsidiaries’ undistributed earnings	201,167	32,971	31,877
Income tax benefit	(176)	(228)	(530)
Income before subsidiaries’ undistributed earnings	201,343	33,199	32,407
Equity in undistributed earnings of subsidiaries	(140,206)	15,634	26,239
Net income	$61,137	$48,833	$58,646
Change in other comprehensive income	13,885	9,376	13,957
Comprehensive income	$75,022	$58,209	$72,603

Statements of Condition

(dollars in thousands)	December 31,
	2025	2024
Assets:
Cash in subsidiary bank	$167,203	$32,083
Investments in subsidiaries	524,309	649,373
Securities available for sale	55	49
Other assets	913	890

Total assets	692,480	682,395
Liabilities and shareholders’ equity:
Accrued expenses and other liabilities	6,052	6,052
Total liabilities	6,052	6,052
Shareholders’ equity	686,428	676,343

Total liabilities and shareholders’ equity	$692,480	$682,395

Statements of Cash Flows

(dollars in thousands)	Years ended December 31,
	2025	2024	2023
Increase/(decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$61,137	$48,833	$58,646
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	140,206	(15,634)	(26,239)
Stock based compensation expense	-	-	-
Net change in other assets and accrued expenses	(214)	(1,796)	(1,563)
Total adjustments	139,992	(17,430)	(27,802)

Net cash provided by operating activities	201,129	31,403	30,844

Cash flows from investing activities:
Purchases of securities available for sale	-	-	-

Net cash used in investing activities	-	-	-

Cash flows from financing activities:
Stock based award tax withholding payments	(292)	(193)	-
Proceeds from exercise of stock options	24	95	-
Dividends paid	(27,607)	(27,395)	(27,376)
Payments to acquire treasury stock	(38,134)	(374)	-
Proceeds from sales of treasury stock	-	-	-
Net cash used in financing activities	(66,009)	(27,867)	(27,376)

Net increase in cash and cash equivalents	135,120	3,536	3,468

Cash and cash equivalents at beginning of year	32,083	28,547	25,079

Cash and cash equivalents at end of year	$167,203	$32,083	$28,547

Branch Locations

New York

Airmont Office	Campbell West Plaza Office	Elmsford Office
327 Route 59 East	141 West Campbell Rd.	100 Clearbrook Rd.
Airmont, NY	Rotterdam, NY	Elmsford, NY
Telephone: (845) 357-2435	Telephone: (518) 377-2393	Telephone: (914) 345-1808

Altamont Ave. Office	Catskill Office	Exit 8 Office
1400 Altamont Ave.	238 West Bridge St.	1541 Crescent Rd.
Schenectady, NY	Catskill, NY	Clifton Park, NY
Telephone: (518) 356-1317	Telephone: (518) 943-5090	Telephone: (518) 383-0039

Amsterdam Office	Chatham Office	Exit 11 Office
4931 Route 30	193 Hudson Ave.	43 Round Lake Rd.
Amsterdam, NY	Chatham, NY	Ballston Lake, NY
Telephone: (518) 842-5459	Telephone: (518) 392-0031	Telephone: (518) 899-1558

Ardsley Office	Clifton Country Road Office	Fishkill Office
33-35 Center St.	7 Clifton Country Rd.	1545 Route 52
Ardsley, NY	Clifton Park, NY	Fishkill, NY
Telephone: (914) 693-3254	Telephone: (518) 371-5002	Telephone: (845) 896-8260

Ballston Spa Office	Clifton Park Office	Freemans Bridge Rd. Office
235 Church Ave.	1026 Route 146	1 Sarnowski Dr.
Ballston Spa, NY	Clifton Park, NY	Glenville, NY
Telephone: (518) 885-1561	Telephone: (518) 371-8451	Telephone: (518) 344-7510

Balltown Road Office	Cobleskill Office	Glenmont Office
1475 Balltown Rd.	104 Merchant Pl.	380 Route 9W
Niskayuna, NY	Cobleskill, NY	Glenmont, NY
Telephone: (518) 377-2460	Telephone: (518) 254-0290	Telephone: (518) 449-2128

Brandywine Office	Colonie Office	Glens Falls Office
1048 State St.	1818 Central Ave.	100 Glen St.
Schenectady, NY	Albany, NY	Glens Falls, NY
Telephone: (518) 346-4295	Telephone: (518) 456-0041	Telephone: (518) 798-8131

Briarcliff Manor Office	Crestwood Plaza Office	Greenwich Office
75 North State Rd.	415 Whitehall Rd.	131 Main St.
Briarcliff Manor, NY	Albany, NY	Greenwich, NY
Telephone: (914) 762-7133	Telephone: (518) 482-0693	Telephone: (518) 692-2233

Bronxville Office	Delmar Office	Guilderland Office
5-7 Park Pl.	167 Delaware Ave.	3900 Carman Rd.
Bronxville, NY	Delmar, NY	Schenectady, NY
Telephone: (914) 771-4180	Telephone: (518) 439-9941	Telephone: (518) 355-4890

Brunswick Office	East Greenbush Office	Halfmoon Office
740 Hoosick Rd.	501 Columbia Tpk.	215 Guideboard Rd.
Troy, NY	Rensselaer, NY	Halfmoon, NY
Telephone: (518) 272-0213	Telephone: (518) 479-7233	Telephone: (518) 371-0593

Branch Locations
(continued)

Hartsdale Office	Mahopac Office	New Scotland Office
220 East Hartsdale Ave.	945 South Lake Blvd.	301 New Scotland Ave.
Hartsdale, NY	Mahopac, NY	Albany, NY
Telephone: (914) 722-2640	Telephone: (845) 803-8756	Telephone: (518) 438-7838

Hoosick Falls Office	Malta 4 Corners Office	Newton Plaza Office
47 Main St.	2471 Route 9	602 New Loudon Rd.
Hoosick Falls, NY	Malta, NY	Latham, NY
Telephone: (518) 686-5352	Telephone: (518) 899-1056	Telephone: (518) 786-3687

Hudson Office	Mamaroneck Office	Niskayuna-Woodlawn Office
507 Warren St.	180-190 East Boston Post Rd.	3461 State St.
Hudson, NY	Mamaroneck, NY	Schenectady, NY
Telephone: (518) 828-9434	Telephone: (914) 777-3023	Telephone: (518) 377-2264

Hudson Falls Office	Mayfair Office	Northern Pines Office
3750 Burgoyne Ave.	286 Saratoga Rd.	649 Maple Ave.
Hudson Falls, NY	Glenville, NY	Saratoga Springs, NY
Telephone: (518) 747-0886	Telephone: (518) 399-9121	Telephone: (518) 583-2634

Katonah Office	Mechanicville Office	Nyack Office
18 Woods Bridge Rd.	9 Price Chopper Plaza	388 Route 59
Katonah, NY	Mechanicville, NY	Nyack, NY
Telephone: (914) 666-6230	Telephone: (518) 664-1059	Telephone: (845) 535-3728

Kimberly Square Office	Milton Office	Peekskill Office
477 Albany Shaker Rd.	2 Trieble Ave.	20 Welcher Ave.
Loudonville, NY	Ballston Spa, NY	Peekskill, NY
Telephone: (518) 992-7323	Telephone: (518) 885-0498	Telephone: (914) 739-1839

Lake George Office	Monroe Office	Pelham Office
4066 Route 9L	791 Route 17M	132 Fifth Ave.
Lake George, NY	Monroe, NY	Pelham, NY
Telephone: (518) 668-2352	Telephone: (845) 782-1100	Telephone: (914) 632-1983

Latham Office	Mont Pleasant Office	Poughkeepsie Office
1 Johnson Rd.	959 Crane St.	2656 South Rd.
Latham, NY	Schenectady, NY	Poughkeepsie, NY
Telephone: (518) 785-0761	Telephone: (518) 346-1267	Telephone: (845) 485-7413

Loudon Plaza Office	Mt. Kisco Office	Queensbury Office
372 Northern Blvd.	222 Main St.	118 Quaker Rd.
Albany, NY	Mt. Kisco, NY	Suite 1
Telephone: (518) 462-6668	Telephone: (914) 666-2362	Queensbury, NY

Madison Ave. Office	New City Office	Red Hook Office
1084 Madison Ave.	20 Squadron Blvd.	4 Morgans Way
Albany, NY	New City, NY	Red Hook, NY
Telephone: (518) 489-4711	Telephone: (845) 634-4571	Telephone: (845) 752-2224

Branch Locations
(continued)

Rotterdam Office	State Farm Road Office	Warrensburg Office
1416 Curry Rd.	2050 Western Ave.	9 Lake George Plaza Rd.
Schenectady, NY	Guilderland, NY	Warrensburg, NY
Telephone: (518) 355-8330	Telephone: (518) 452-6913	Telephone: (518) 623-3707

Route 2 Office	State St. Albany Office	West Sand Lake Office
201 Troy-Schenectady Rd.	112 State St.	3690 NY Route 43
Latham, NY	Albany, NY	West Sand Lake, NY
Telephone: (518) 785-7155	Telephone: (518) 436-9043	Telephone: (518) 674-3327

Route 7 Office	State St. Schenectady - Main Office	Wilton Office
1156 Troy-Schenectady Rd.	320 State St.	4208 Route 50
Latham, NY	Schenectady, NY	Saratoga Springs, NY
Telephone: (518) 785-4744	Telephone: (518) 381-3831	Telephone: (518) 583-1716

Saratoga Springs Office	Stuyvesant Plaza Office	Wolf Road Office
34 Congress St.	1475 Western Ave.	34 Wolf Rd.
Saratoga Springs, NY	Albany, NY	Albany, NY
Telephone: (518) 587-3520	Telephone: (518) 489-2616	Telephone: (518) 458-7761

Schaghticoke Office	Troy Office	Wynantskill Office
2 Main St.	1700 5th Ave.	134-136 Main St.
Schaghticoke, NY	Troy, NY	Wynantskill, NY
Telephone: (518) 753-6509	Telephone: (518) 274-5420	Telephone: (518) 286-2674

Scotia Office	Upper Union Street Office
123 Mohawk Ave.	1620 Union St.
Scotia, NY	Schenectady, NY
Telephone: (518) 372-9416	Telephone: (518) 374-4056
Red Hook Office
Ushers Road Office
Slingerlands Office	308 Ushers Rd.
400 Maple Road	Ballston Lake, NY
Slingerlands, NY	Telephone: (518) 877-8069
Telephone: (518) 439-9352	State Farm Road Office

South Glens Falls Office	Valatie Office
133 Saratoga Rd.	2929 Route 9
Suite 1	Valatie, NY
South Glens Falls, NY	Telephone: (518) 758-2265
Telephone: (518) 793-7668

Branch Locations
(continued)

Florida

Alafaya Woods Office	Curry Ford West Office	Lake Mary Office
1500 Alafaya Trl.	2838 West Curry Ford Rd.	350 West Lake Mary Blvd.
Oviedo, FL	Orlando, FL	Sanford, FL
Telephone: (407) 359-5991	Telephone: (407) 893-9878	Telephone: (407) 330-7106

Aloma Office	Davenport Office	Lake Nona Office
4070 Aloma Ave.	2300 Deer Creek Commerce Ln.	9360 Narcoossee Rd.
Winter Park, FL	Suite 600	Orlando, FL
Telephone: (407) 677-1969	Davenport, FL	Telephone: (407) 801-7330
Telephone: (863) 424-9493
Apollo Beach Office		Lake Square Office
205 Apollo Beach Blvd.	Dean Road Office	10105 Route 441
Apollo Beach, FL	3920 Dean Rd.	Leesburg, FL
Telephone: (813) 649-0460	Orlando, FL	Telephone: (352) 323-8147
Telephone: (407) 657-8001
Apopka Office
1134 North Rock Springs Rd.	Downtown Orlando Office	Lee Vista Office
Apopka, FL	415 East Pine St.	8288 Lee Vista Blvd., Suite E
Telephone: (407) 464-7371	Orlando, FL	Orlando, FL
	Telephone: (407) 422-7129	Telephone: (321) 235-5583
Avalon Park Office
3662 Avalon Park East Blvd.	East Colonial Office	Leesburg Office
Orlando, FL	12901 East Colonial Dr.	1330 Citizens Blvd., Suite 101
Telephone: (407) 380-2264	Orlando, FL	Leesburg, FL
	Telephone: (407) 275-3075	Telephone: (352) 365-1305
Bay Hill Office
6084 Apopka Vineland Rd.	Englewood Office	Maitland Office
Orlando, FL	2930 South McCall Rd.	9400 US Route 17/92, Suite 101
Telephone: (321) 251-1859	Englewood, FL	Maitland, FL
	Telephone: (941) 460-0601	Telephone: (407) 332-6071
BeeLine Center Office
10249 South John Young Pkwy.	Gateway Commons Office	Melbourne Office
Suite 101	1525 East Osceola Pkwy., Suite 120	2481 Croton Rd.
Orlando, FL	Kissimmee, FL	Melbourne, FL
Telephone: (407) 240-0945	Telephone: (407) 932-0398	Telephone: (321) 752 0446

Beneva Village Office	Juno Beach Office	Metro West Office
5950 South Beneva Rd.	14051 US Highway 1	2619 S. Hiawassee Rd.
Sarasota, FL	Juno Beach, FL	Orlando, FL
Telephone: (941) 923-8269	Telephone: (561) 630-4521	Telephone: (407) 293-1580

Bradenton Office	Lady Lake Office	North Clermont Office
5858 Cortez Rd. West	873 North US Highway 27/441	12302 Roper Blvd.
Bradenton, FL	Lady Lake, FL	Clermont, FL
Telephone: (941) 792-2604	Telephone: (352) 205-8893	Telephone: (352) 243-2563

Colonial Drive Office	Lake Brantley Office	Orange City Office
4301 East Colonial Dr.	909 North State Rd 434	902 Saxon Blvd., Suite 101
Orlando, FL	Altamonte Springs, FL	Orange City, FL
Telephone: (407) 895-6393	Telephone: (407) 339-3396	Telephone: (386) 775-1392

Branch Locations
(continued)

Ormond Beach Office	South Clermont Office	Windermere Office
115 North Nova Rd.	16908 High Grove Blvd.	2899 Maguire Rd.
Ormond Beach, FL	Clermont, FL	Windermere, FL
Telephone: (386) 256-3813	Telephone: (352) 243-9511	Telephone: (407) 654-0498

Osprey Office	Stuart Office	Winter Garden Office
1300 South Tamiami Trl.	951 SE Federal Highway	16100 Marsh Rd.
Osprey, FL	Stuart, FL	Winter Garden, FL
Telephone: (941) 918-9380	Telephone: (772) 286-4757	Telephone: (407) 654-4609

Oviedo Office	Sun City Center Office	Winter Haven Office
1875 West County Rd. 419	4441 Sun City Center Blvd.	7476 Cypress Gardens Blvd. SE
Suite 600	Sun City Center, FL	Winter Haven, FL
Oviedo, FL	Telephone: (813) 633-1468	Telephone: (863) 326-1918
Telephone: (407) 365-1145
	Sweetwater Office	Winter Springs Office
Palm Coast Office	671 North Hunt Club Rd.	851 East State Route 434
120 Belle Terre Pkwy.	Longwood, FL	Winter Springs, FL
Palm Coast, FL	Telephone: (407) 774-1347	Telephone: (407) 327-6064
Telephone: (386)524-5044
Tuskawilla Road Office
Pleasant Hill Commons Office	1295 Tuskawilla Rd., Suite 10
3307 South Orange Blossom Trl.	Winter Springs, FL
Kissimmee, FL	Telephone: (407) 695-5558
Telephone: (407) 846-8866
Venice Office
Port Orange Office	2057 South Tamiami Trl.
3751 Clyde Morris Blvd.	Venice, FL
Port Orange, FL	Telephone: (941) 496-9100
Telephone: (386) 322-3730
Vero Beach Office
Rinehart Road Office	4125 20th St.
1185 Rinehart Rd.	Vero Beach, FL
Sanford, FL	Telephone: (772) 492-9295
Telephone: (407) 268-3720
Westwood Plaza Office
Sarasota Office	4942 West State Route 46
2704 Bee Ridge Rd.	Suite 1050
Sarasota, FL	Sanford, FL
Telephone: (941) 929-9451	Telephone: (407) 321-4925

Branch Locations
(continued)

Massachusetts	New Jersey	Vermont

Allendale Office	Northvale Office	Bennington Office
5 Cheshire Rd.	220 Livingston St.	215 North St.
Suite 18	Northvale, NJ	Bennington, VT
Pittsfield, MA	Telephone: (201) 750-1501	Telephone: (802) 447-4952
Telephone: (413) 236-8400

TRUSTCO BANK CORP NY
BOARD OF DIRECTORS
EXECUTIVE OFFICERS
Steffani Cotugno, D.O.
CHAIRMAN, PRESIDENT, AND	Physician
CHIEF EXECUTIVE OFFICER	Community Care Physicians
Robert J. McCormick
Brian C. Flynn, CPA
EXECUTIVE VICE PRESIDENT AND	Retired Partner
CHIEF FINANCIAL OFFICER	KPMG LLP
Michael M. Ozimek
Lisa M. Lucarelli
EXECUTIVE VICE PRESIDENT AND	Private Investor
CHIEF OPERATING OFFICER
Robert M. Leonard	Thomas O. Maggs
Managing Director
EXECUTIVE VICE PRESIDENT AND	Brown & Brown, Inc.
CHIEF BANKING OFFICER
Kevin M. Curley	Anthony J. Marinello, M.D., Ph.D.
Vice President
GENERAL COUNSEL AND	MVP Healthcare
CORPORATE SECRETARY
Michael Hall	Robert J. McCormick
Chairman, President, and Chief Executive Officer
VICE PRESIDENT, TREASURER, AND	TrustCo Bank Corp NY
ASSISTANT CORPORATE SECRETARY	and TrustCo Bank
Lauren A. McCormick
Curtis N. Powell
HONORARY DIRECTORS	Member
Nancy A. McNamara	Walker Powell Investments, LLC
James H. Murphy, D.D.S.
William F. Terry	Kimberly A. Russell
Chief Executive Officer
Frank Adams Jewelers, Inc.

Frank B. Silverman
Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Directors of TrustCo Bank Corp NY	Executive Director of the Martial Arts Industry Association
are also Directors of Trustco Bank	Owner, Silverman Consulting

TRUSTCO BANK OFFICERS

CHAIRMAN, PRESIDENT AND	BRANCH ADMINISTRATION,	LENDING
CHIEF EXECUTIVE OFFICER	MARKETING, AND TREASURY	Senior Vice President and
Robert J. McCormick	SERVICES (CONTINUED)	Chief Lending Officer
	Assistant Vice Presidents	Michael J. Lofrumento
EXECUTIVE VICE PRESIDENT	Albert N. Estopinal	First Vice President
AND CHIEF BANKING OFFICER	William B. Jansz	Thomas L. McCormick
Kevin M. Curley	Philip J. Kaufman	Vice Presidents
	James J. Smith	Patrick M. Canavan
EXECUTIVE VICE PRESIDENT	Berkley K. Young	William J. Chow
AND CHIEF OPERATING	Senior Officer	Senior Officers
OFFICER	Ronald G. Patterson	Trinity L. Lamarche
Robert M. Leonard	Officers	Nicolette C. Messina
	Victor J. Berger	Samantha L. Nauth
EXECUTIVE VICE PRESIDENT	Barbara M. Carlsson	Rebecca O’Hare
AND CHIEF FINANCIAL	Philip G. Celentano
OFFICER	Peggy S. Eastwood
Michael M. Ozimek	John D. Mariani
	Kathryn F. Nasr	PERSONNEL, QUALITY
GENERAL COUNSEL AND	Adam E. Roselan	CONTROL AND TRAINING
CORPORATE SECRETARY	Daniel T. Tricozzi	First Vice President
Michael Hall	Jason B. Vann	Jason T. Goodell
Officer
	COMPLIANCE, BSA, RISK, AND	Gina M. Drobneck
ACCOUNTING AND FINANCE	INFORMATION SECURITY
Vice Presidents	Senior Vice President and	PLANNING & SYSTEMS,
Carol J. Rhatigan	Chief Risk Officer	OPERATIONS, CUSTOMER
Michael Rydberg	Michael J. Ewell	SERVICE, LOAN SERVICING,
	Vice Presidents	AND CREDIT ADMINISTRATION
AUDIT	Lara Ann Gough	Senior Vice President and
Director of Internal Audit	Jennifer L. Meadows	Chief Operations Officer
Daniel R. Saullo	Assistant Vice President	Carly K. Batista
Senior Officer	Michael V. Pitnell	Vice President
Allison R. Downs	Senior Officer	Chief Technology Officer
Officers	Jonathon R. Goodell	Sean P. Dougherty
Thomas V. Moore	Officers	Vice Presidents
Dennis M. Pitaniello	Timothy A. Taylor	Lesly Jean-Louis
	Lisa M. Tully	Stacy L. Marble
BRANCH ADMINISTRATION,		Aislinn E. Melia
MARKETING, AND TREASURY	FACILITIES
SERVICES	Vice President	WEALTH MANAGEMENT
Senior Vice President and	Michelle L. Simmonds	Senior Vice President and
Chief Retail Banking Officer	Senior Officer	Chief Trust Officer
John R. George	Amanda L. Biance	Patrick J. LaPorta
Vice Presidents	Officer	Vice President
Mark J. Cooper	James R. Pallman	John W. Bresonis
Justin C. Maggs		Assistant Vice President
Gloryvel Morales	LEGAL	Michael T. Hadsell
Pratik A. Shah	Associate Counsel	Senior Officers
Jocelyn E. Vizcarra	Victoria L. Kass	Michael D. Bates
Michael F. McMahon
Officer
Kaitlyn E. Goodell

General Information

ANNUAL MEETING
Tuesday, May 19, 2026
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

ANNUAL REPORT FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2025 upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

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

NASDAQ SYMBOL: TRST

The Corporation’s common stock trades on The Nasdaq Global Select under the symbol TRST. There were approximately 6,556 shareholders of record of TrustCo common stock as of January 31, 2026.

SUBSIDIARIES:

Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiaries)

Trustco Realty Corp
Glenville, New York

Trustco Insurance Agency, Inc.
Glenville, New York

ORE Property, Inc.
Glenville, New York
(and its wholly owned subsidiaries)

ORE Property One, Inc.
Orlando, Florida

ORE Property Two, Inc.
Orlando, Florida

ORE Subsidiary Corporation
Glenville, New York

TRANSFER AGENT
Computershare
Regular Mail
PO Box 43006
Providence, RI 02940-3006
UNITED STATES

Overnight Delivery
150 Royall Street
Suite 101 Canton, MA 02021
UNITED STATES

Toll Free: 1-800-368-5948 (Toll-free within the United States and Canada) or 1-781-575-4223 (International Direct Dial)

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.

Performance Graph

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo’s common stock; (2) Russell 2000; (3) the S&P U.S BMI Banks Index; and (4) The S&P SmallCap 600 Banks Index. Historically, we have used the S&P Global BMI Banks Index as our peer group. This year, we have selected the S&P Small Cap 600 Banks Index because we think it is more representative of companies that we view as our peers for comparison, benchmarking, and other purposes. We have included the performance of both peer group indices below. The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P’s coverage universe. The index included 263 companies as of December 31, 2025. The S&P SmallCap 600 Banks Index is a market-capitalization-weighted index that selects profitable companies based on strict financial viability criteria. The index included 56 companies as of December 31. 2025. A list of each indices’ component companies can be obtained by contacting TrustCo. This presentation assumes that the value of the investment in TrustCo’s common stock and in each index was $100 and that all dividends were reinvested. In accordance with the rules of the SEC, this section, captioned “Common Stock Performance Graph,” is not incorporated by reference into any of our future filings made under the Exchange Act or the Securities Act of 1933 (“Securities Act”). The Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

		Period Ending
Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
TrustCo Bank Corp NY	100.00	103.97	122.25	106.02	119.22	154.15
Russell 2000 Index	100.00	114.82	91.35	106.82	119.14	134.40
S&P SmallCap 600 Banks Index	100.00	134.24	120.97	121.01	138.72	145.06
S&P U.S. BMI Banks Index	100.00	135.97	112.77	123.02	164.70	211.47

Page 108 of 108